Form 20-F
period 2002-12-31
BVR SYSTEMS 1998 LTD
filed 2003-05-14
CIK 1064411

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                               -----------------
                                 OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE TRANSITION PERIOD FROM __________ TO __________

                      COMMISSION FILE NUMBER 0-29884

                           B.V.R. SYSTEMS (1998) LTD.
                           --------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     ISRAEL
                                     ------
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

           16 HAMELACHA STREET, PARK AFEK, ROSH HA'AYIN 48091, ISRAEL
           ----------------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

          SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

      TITLE OF EACH CLASS              NAME OF EACH EXCHANGE ON WHICH REGISTERED
      -------------------              -----------------------------------------
            NONE                                   NONE

          SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                  ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE
                  --------------------------------------------
                                (TITLE OF CLASS)

          SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
          SECTION 15(D) OF THE ACT:

                                      NONE
                                      ----
                                (TITLE OF CLASS)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             10,660,874 ORDINARY SHARES, NIS 1.0 PAR VALUE PER SHARE
             -------------------------------------------------------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                |X| Yes   |_| No

Indicate by check mark which financial statement item the registrant has elected to follow.

                                                       |_| Item 17   |X| Item 18


                                TABLE OF CONTENTS

                                                                                                                        PAGE

Part I     ...............................................................................................................1

           ITEM 1.             Identity of Directors, Senior Management and Advisors......................................1

           ITEM 2.             Offer Statistics and Expected Timetable....................................................1

           ITEM 3.             Key Information............................................................................2

           ITEM 4.             Information on the Company................................................................13

           ITEM 5.             Operating and Financial Review and Prospects..............................................27

           ITEM 6.             Directors, Senior Management and Employees................................................40

           ITEM 7.             Major Shareholders and Related Party Transactions.........................................48

           ITEM 8.             Financial Information.....................................................................55

           ITEM 9.             The Offer and Listing.....................................................................56

           ITEM 10.            Additional Information....................................................................57

           ITEM 11.            Quantitative and Qualitative Disclosures About Market Risk................................77

           ITEM 12.            Description of Securities Other Than Equity Securities....................................79

Part II    ..............................................................................................................80

           ITEM 13.            Defaults, Dividend Arrearages And Delinquencies...........................................80

           ITEM 14.            Material Modifications to the Rights of Security Holders and Use of Proceeds..............80

           ITEM 15.            Controls and Procedures...................................................................80

           ITEM 16 A.          Audit Committee Financial Expert..........................................................80

           ITEM 16 B.          Code of Ethics............................................................................80

Part III   ..............................................................................................................80

           ITEM 17             Not Applicable

           ITEM 18             Financial Statements......................................................................F-1




                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------

Index to Consolidated Financial Statements                                F-1

Report of Independent Auditors                                            F- 2

Consolidated Balance Sheets as of December 31, 2002 and 2001              F- 3

Consolidated Financial Statements as of December 31, 2002
  and 2001                                                                F- 4

Consolidated Statements of Operations for the years
  ended December 31, 2002, 2001 and 2000                                  F- 5

Statements of Changes in Shareholders' Equity for the years
  ended December 31, 2002, 2001 and 2000                                  F- 6

Consolidated Statements of Cash Flows for the years
  ended December 31, 2002, 2001 and 2000                                  F- 7

Notes to Consolidated Financial Statements                         F- 9 - F- 53

                                  INTRODUCTION

           B.V.R. Systems (1998) Ltd., an Israeli company, was formed on January 6, 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR began operating as an independent company in October 1998, effective as of January 1, 1998. BVR is controlled by Elisra Electronics Systems Ltd.

           Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Statements that use the terms "believe," "anticipate," "expect," "plan," "intend," "estimate," "anticipate," "project" and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections about our business and the markets in which we operate and are subject to risks and uncertainties. Actual events (including our results) could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks discussed in "Item 3. Key Information--Risk Factors" and elsewhere in this annual report. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

           As used in this annual report, the terms "we," "us," "our," "the company" and "BVR" mean B.V.R. Systems (1998) Ltd., and our consolidated subsidiaries, unless otherwise indicated.

           References in this annual report to Elisra refer to our controlling shareholder, Elisra Electronics Systems Ltd.

           References in this annual report to fiscal 2000 refer to our fiscal year ended December 31, 2000, references to fiscal 2001 refer to our fiscal year ended December 31, 2001 and references to fiscal 2002 refer to our fiscal year ended December 31, 2002.

           "Ehud(TM)" and "ATAS(TM)" are our trademarks. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

                     Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

                     Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED CONSOLIDATED FINANCIAL DATA

           We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2000, 2001 and 2002 from our consolidated financial statements and related notes included in this annual report. The selected consolidated financial data for the years ended December 31, 1998 and 1999 have been derived from audited financial statements not included in this annual report. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP. Israeli GAAP, as applicable to our financial statements, differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 22 to the consolidated financial statement included in this annual report for a discussion of the material variations between Israeli and U.S. GAAP.

           You should read the selected consolidated financial data together with the section entitled "Item 5. Operating and Financial Review and Prospects" and our consolidated financial statements included elsewhere in this annual report. Please see Note 2 of our consolidated financial statements for an explanation of the number of shares used in computing per share data.

                                                                                  YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------------------------
                                                             1998            1999          2000           2001          2002
                                                          ---------       --------       --------       --------       --------
                                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..........................................         $44,932        $36,820        $25,369        $44,001        $28,290
Cost of revenues:.................................
   Costs and expenses.............................          32,523         35,006         25,971         35,845         23,715
                                                          ---------       --------       --------       --------       --------
Gross profit (loss)...............................          12,409          1,814           (602)         8,156          4,575
Operating expenses:
   Research and development expenses..............           3,528          3,252          2,870          1,081          1,554
   Selling and marketing expenses.................           2,049          2,420          2,194          1,915          2,363
   General and administrative expenses............           2,038          3,456          4,676          5,029          4,577
                                                          ---------       --------       --------       --------       --------
Total operating expenses..........................           7,615          9,128          9,740          8,025          8,494
                                                          ---------       --------       --------       --------       --------
Operating profit (loss) ..........................           4,794         (7,314)       (10,342)           131         (3,919)
Financing expenses, net...........................             (61)          (559)          (937)          (742)          (855)
   Other expenses, net............................            (393)        (6,739)           (31)          (319)          (140)
                                                          ---------       --------       --------       --------       --------
Income (loss) before income taxes.................           4,340        (14,612)       (11,310)          (930)        (4,914)
Income tax (expenses) benefit.....................            (768)         1,251         (1,974)             -           (878)
                                                          ---------       --------       --------       --------       --------
Income (loss) after income taxes..................           3,572        (13,361)       (13,284)          (930)        (5,792)
Company's equity in earning of an affiliate.......             623              -              -              -              -
                                                          ---------       --------       --------       --------       --------
Net income (loss).................................           4,195        (13,361)       (13,284)          (930)        (5,792)
                                                          =========       ========       ========       ========       ========
Basic and diluted net income (loss) per ordinary
share.............................................           0.56           (1.45)        (1.32)         (0.09)         (0.54)
                                                          =========       ========       ========       ========       ========
Weighted average number of ordinary shares used in
  computing basic and diluted net income (loss) per
  ordinary share..................................           7,952          9,149         10,062         10,705         10,660
                                                          =========       ========       ========       ========       ========


                                                                                   YEAR ENDED DECEMBER 31,
                                                           --------------------------------------------------------------------
                                                             1998           1999          2000            2001            2002
                                                          ---------       --------       --------       --------       --------
                                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
RECONCILIATION TO THE U.S. GAAP:
Net income (loss).................................           4,195        (13,361)       (13,284)          (930)        (5,792)
Income tax (expenses) benefit on income...........            (200)           121           (121)             -              -
                                                          ---------       --------       --------       --------       --------
Income (loss) under U.S. GAAP                                3,995        (13,240)       (13,405)          (930)        (5,792)
                                                          =========       ========       ========       ========       ========
Basic and diluted net income (loss) per ordinary
share under U.S. GAAP.............................           0.54           (1.52)        (1.34)         (0.09)         (0.54)
                                                          =========       ========       ========       ========       ========
Weighted average number of ordinary shares used in
  computing basic and diluted net income (loss) per
  ordinary share under U.S. GAAP..................           7,389          8,699          9,989         10,660         10,660
                                                          =========       ========       ========       ========       ========


                                                                                 AS OF DECEMBER 31,
                                                           --------------------------------------------------------------------
                                                            1998            1999           2000           2001           2002
                                                          ---------       --------       --------       --------       --------
                                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Israeli GAAP:
Cash and cash equivalents.........................          $3,455         $7,788        $12,225         $1,390           $860
Working capital (deficit).........................           7,966          6,894           (978)          (457)        (5,361)
Total assets......................................          47,567         40,149        *41,428        *31,452         26,038
Short-term bank credit and loans..................           7,002          9,184         13,913         12,002         15,083
Shareholders equity (deficit).....................         $11,366        $11,381         $3,092         $2,162        $(3,630)
U.S. GAAP:
Total assets......................................          48,246         41,299        *41,833        *32,526         27,647
Shareholders equity (deficit).....................         $11,366        $11,637         $2,757         $2,124        $(3,608)
---------------
*Reclassified



B.   CAPITALIZATION AND INDEBTEDNESS

           Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

           Not applicable.

D.   RISK FACTORS

           Our business, operating results and financial condition could be seriously harmed due to any of the following risks. If we do not successfully address any of the risks described below, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

RISKS RELATED TO OUR BUSINESS

WE HAVE REPORTED OPERATING AND NET LOSSES IN THE PAST AND MAY REPORT OPERATING AND NET LOSSES IN THE FUTURE.

           We began business in 1998. We reported a net loss of $5.8 million for the year ended December 31, 2002, a net loss of $0.9 million for the year ended December 31, 2001, a net loss of $13.3 million for the year ended December 31, 2000. We have realized these results by working towards the completion of existing projects, while simultaneously marketing our product lines aggressively and leveraging our synergies with Elisra and strategic partners. We can offer no assurance that we will achieve profitable operations or that any profitable operations will be sustained. Future profitability will depend on our ability to develop new products, the degree of market acceptance of our existing and new products and the level of competition in the markets in which we operate. If we continue to incur net losses, our cash flow position could be further damaged, our operations could be jeopardized and our share price could decrease.

AS OF DECEMBER 31, 2003 WE HAD A DEFICIENCY IN OUR SHAREHOLDERS' EQUITY AND A WORKING CAPITAL DEFICIT. WE MAY NEED TO RAISE ADDITIONAL FUNDS, WHICH MAY NOT BE AVAILABLE.

           As of December 31, 2002 we had a deficiency in our shareholders' equity of $3.6 million and a working capital deficit of $5.4 million. We expect that cash from our operations and existing short term bank loans and lines of credit will be sufficient to meet our present working capital and capital expenditure needs. In March 2003, we reached agreements with two of our principal bank lenders according to which the repayment date of short-term loans in the aggregate principal amount of $9.0 million, which were scheduled for repayment through November 2003, was deferred until June 30, 2004. If our operations do not generate cash to the extent currently anticipated or if any of the risk factors discussed in this annual report will materialize, we may need to raise additional funds in the future for a number of uses, including:

     o    implementing further marketing and sales activities;

     o    hiring additional qualified personnel; and

     o    expanding research and development programs.

           We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may not be able to:

     o    maintain the level of our current operations;

     o    develop new products;

     o    enhance our existing products;

     o    remain current with evolving defense technologies;

     o    take advantage of future opportunities; or

     o    respond to competitive pressures or unanticipated requirements.

IF WE WILL NOT MEET THE STANDARDS OF THE NEW BULLETIN BOARD EXCHANGE OUR SHARES WILL BE LESS LIQUID.

           In June 2003, the Over-the-Counter Bulletin Board, or the OTCBB, on which our Ordinary Shares are being quoted, will be phased out. A new market, the Bulletin Board Exchange, or BBX, will be launched to take the place of the OTCBB. The BBX will appeal to many of the same companies that are currently quoted on the OTCBB, as it is expected to be a higher quality market. The BBX is expected to offer a significant improvement over the OTCBB for qualifying companies by increasing liquidity in the market for their securities, augmenting the opportunity to raise equity capital and conferring the recognition of trading on a listed market. Listing requirements to the BBX include the requirement that at the time of listing the Company shall have at least 200 shareholders owning trading blocks. We currently do not meet that BBX listing requirement. If we fail to meet the BBX listing requirements following the phase out of the OTCBB or elect not to list on the BBX, our shares can trade through informal, over-the-counter methods, which are substantially less liquid and efficient.

BECAUSE WE RECEIVE LARGE PRODUCT ORDERS FROM A RELATIVELY SMALL NUMBER OF OUR CUSTOMERS, OUR SALES AND OPERATING RESULTS ARE SUBJECT TO SUBSTANTIAL PERIODIC VARIATIONS. OUR REVENUES AND OPERATING RESULTS FOR A SPECIFIC QUARTER MAY NOT BE INDICATIVE OF OUR FUTURE PERFORMANCE, MAKING IT DIFFICULT FOR INVESTORS TO EVALUATE OUR FUTURE PROSPECTS BASED ON THE RESULTS OF ANY ONE QUARTER.

           Due to the nature of our customers and products, we receive relatively large orders for our products from a relatively small number of customers. Consequently, individual orders from individual customers can represent a substantial portion of our sales in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our sales and operating results are subject to very substantial periodic variations. Because our quarterly performance is likely to vary significantly, the results of our operations for any quarter are not necessarily indicative of the results that we might achieve for any subsequent period. In addition, our net sales may decline at a greater rate than experienced in past periods. During fiscal 2002, we experienced a continuous reduction in order backlog. A further decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter net sales. Consequently, quarter-to-quarter comparisons of our operating results may not be meaningful.

WE ARE EXPERIENCING A CONTINUING DECLINE IN OUR ORDER BACKLOG AND WE MAY NOT BE ABLE TO CONVERT ALL OF OUR BACKLOG TO REVENUE.

           We sell the majority of our products through individual purchase orders. Many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor. Customers may cancel orders as a result of a budget being cancelled or for other reasons. As of December 31, 2002, we had purchase orders and contractual arrangements of approximately $26.1 million, compared with a $46.5 million at December 31, 2001, evidencing anticipated future deliveries which we treat as backlog, through the respective following three years. If we experience cancellations of pending contracts, terminations or reductions of contracts in progress, we may not be able to complete all of that backlog and book it as revenues. Any further reduction in backlog will adversely affect our business, financial condition and results of operations.

THE LOSS OF ONE OF OUR CUSTOMERS WOULD RESULT IN A LOSS OF A SIGNIFICANT AMOUNT OF OUR REVENUES.

           Three of our customers, a government of a country in South East Asia that awarded us with several projects accounted for 41%, a customer located in the Republic of Korea accounted for 27% and the Italian Air Force accounted for 18% of our revenues in fiscal 2002. We cannot be certain that these and other customers will maintain the size of their respective purchase orders, or will not reschedule or cancel existing purchase orders. We expect that sales of our products to relatively few customers will account for a significant portion of our net revenues for the foreseeable future. We were informed by one of our customers, that due to the suspension of a budget, that customer decided not to proceed with a planned project in which we expected to participate.

INTERNATIONAL POLITICAL AND ECONOMIC UNCERTAINTY COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS AND ON OUR OPERATING RESULTS.

           In fiscal 2002, 68% of our total revenues came from customers located in South East Asia. We estimate that a substantial portion of our revenues in 2003 will come from customers in that region. The international political and economic uncertainty and the ongoing war on terrorism may adversely impact our ability to maintain the level of our sales to our foreign existing and prospective customers and to develop new business abroad.


WE MAY FAIL IN COLLECTING AMOUNTS DUE FROM OUR CUSTOMER IN ARGENTINA.

           In 2002, Argentina continued to experience economic weakness and political crisis. To date, we met no difficulties in collecting amounts due from our customer in Argentina, however Argentina's default on its debt and the political and economic upheaval resulting from that country's five-year recession may adversely impact our ability to collect such amounts in the future. Failure to collect the amounts owed to us from our customer in

Argentina, will adversely affect our business, financial condition and results of operations.

WE ARE EXPOSED TO GENERAL GLOBAL ECONOMIC AND MARKET CONDITIONS.

           Our business is subject to the effects of general economic conditions globally, and, in particular, conditions in the market for simulation systems for military and civilian applications. In recent quarters, our sales efforts have been adversely affected as a result of unfavorable economic conditions and reduced capital spending in South East Asia. If the economic conditions in a specific country in South East Asia, the government of which is a significant customer of ours, and globally do not improve, or if the global economic slowdown continues, we may continue to experience material adverse impacts on our business, operating results, and financial condition.

OUR CONTRACTS ARE FIXED-PRICE AND PAYMENT THEREUNDER IS SUBJECT TO TIMELY ACCOMPLISHMENT OF MILESTONES AND THUS COMMIT US TO UNFAVORABLE TERMS.

           The majority of our contracts are for fixed-price, generally not subject to adjustment for the costs incurred in the performance of the contract. Consequently, we assume the risk that increased or unexpected costs may reduce our profits or generate a loss. The risk can be particularly significant under a fixed-price contract involving research and development with respect to new technologies.

           The majority of our contracts with our customers provide that after we received an advance payment at the commencement of a project, additional payments are payable upon progress or achievement of specific milestones. In a majority of the projects, we are required to provide performance guarantees in an amount equal to a specific percentage of the contract price.

           Several agreements with our customers impose penalties or reduce the amount payable to us in the event that the completion of a phase of a project is delayed. In addition, we are generally responsible for the delays and defaults of our subcontractors. To mitigate our risk, we attempt to impose liability on our subcontractors on a "back-to-back" basis when such contract's delay or default could expose us to liability. However, we will not be able to obtain full recovery for such liabilities from such subcontractors.

           We may encounter significant reduction in profits or incur losses as a result of one or more of the above unfavorable terms.

           To date, none of the projects in which we participate have been terminated.

WE ARE CONTROLLED BY ELISRA ELECTRONIC SYSTEMS LTD., WHICH, IN THE AGGREGATE, BENEFICIALLY OWNS APPROXIMATELY 55.0% OF OUR ORDINARY SHARES AND IS A PARTY TO A VOTING AGREEMENT WITH OUR OTHER MAJOR SHAREHOLDERS. THEREFORE, ELISRA IS ABLE TO ELECT THE MAJORITY OF OUR DIRECTORS AND EXERCISE CONTROL OVER THE OUTCOME OF MATTERS REQUIRING SHAREHOLDER'S APPROVAL.

           As of March 31, 2003, Elisra Electronic Systems Ltd., a subsidiary of Koor Industries Ltd., beneficially owned an aggregate of 5,188,358 ordinary shares and a warrant to purchase additional 1,500,000 of our ordinary shares (representing, assuming exercise of such warrant, approximately 55.0% of our outstanding ordinary shares) and is a party to a voting agreement with other major shareholders of our ordinary shares regarding, among other things, the election of directors. As a result, Elisra controls the outcome of various actions that require our shareholder approval. For example, Elisra could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

WE RELY ON CONTRACTS WITH GOVERNMENTS AND DEFENSE CONTRACTORS' ENTITIES WHICH ENTAIL CERTAIN RISKS, ALL OF WHICH MAY ADVERSELY AFFECT OUR OPERATIONS.

           As is the case with many companies deriving a substantial portion of their revenues from government contracts for defense-related products, our business is subject to specific risks, which include changes in governmental appropriations and national defense policies and priorities, a change of government in the customer's country, as well as political changes or alterations in the government's policy regarding the issue of export and import permits to various countries and the policies of specific governments to favor local over foreign defense products suppliers. We may be negatively affected by one or more of these factors.

           Generally, our contracts with governments may be terminated or suspended by such governments as a result of factors which may not depend on us, including as a result of a decrease in the defense budget, a decline in the military expenditures of governments, the cancellation or a significant cutback of a large project in which we participate or as a result of situations such as a state of war, acts of God or other circumstances seriously disrupting the public safety, peace or good order of the customer's country. Our contracts with non-governmental military contractors sometimes contain similar provisions. In cases in which we received advanced payments prior to incurring the cost of fulfilling such contracts, we realized a positive project cash flow. Particularly, in the last three years, we have received substantial advances under our contracts. In the event of an early termination of a contract, we may be required to return a portion of such advanced payment. Upon such early termination, we would, in most cases, be entitled to reimbursement for our incurred contract costs and to payment of a proportionate share of our fee or profit for the work actually performed. In order to reduce risks of financial exposure resulting from an early termination of a contract, we attempt to extend funds for projects in accordance with the rate of performance and to insure ourselves from that risk. If, however, we are not entitled to all or a portion of such compensation our operations would be adversely effected.

WE ARE DEPENDENT UPON A SUPPLIER OF ONE OF OUR KEY COMPONENTS.

           We currently obtain the computers incorporated in our simulators from Silicon Graphics, Inc. We do not have long-term supply contracts with Silicon Graphics or any other of our suppliers. This factor presents to us the following risks:

     o delays in delivery or shortages in components could interrupt and delay projects and our performance under existing agreements;

     o suppliers could increase component prices significantly and with immediate effect;

     o we may not be able to develop alternative sources for such components, if and as required in the future; and

     o suppliers could discontinue the manufacture or supply of components used in our products.

           In such event, we might need to purchase such components from other suppliers, which may cause delays in contracts performance and increased manufacturing costs.

OUR ABILITY TO EXPORT OUR PRODUCTS IS SUBJECT TO APPROVALS BY AGENCIES OF THE ISRAELI AND THE UNITED STATES GOVERNMENTS.

           Our export of military goods and information is subject to approval of SIBAT, the Foreign Defense Assistance and Defense Export Organization of the Israel Ministry of Defense. To date, we have received all required approvals from SIBAT, but there can be no assurance that we will receive such approvals in the future or that the Israeli government will not impose additional requirements on our manufacturing or export activities, which may require us to incur additional substantial expenses or which may otherwise have a material adverse effect on our operations. SIBAT's policy has generally been to encourage the export of military goods and knowledge; however, SIBAT generally does not permit sales to countries which are in a state of war or hostility with Israel and countries which may otherwise endanger the State of Israel.

           We purchase from manufacturers in the United States substantially all of the commercial computers, a portion of the air combat maneuvering instrumentation pod's hardware and other "off-the-shelf" products, such as navigation systems, which we incorporate into our products. The export of such components is subject to the approval of the United States Department of Commerce and/or the United States Department of Defense, which often restricts sales to certain countries. Following the events of September 11, 2001, we experienced delays in the receipt of such required approvals. For example, we experienced a delay in the delivery of several components of a system to a customer and incurred additional costs, as a result of the need to modify such components, because of a delay in the receipt of an export approval that has since been obtained. Further, there can be no assurance that we will receive such approvals in the future or that the United States Government will not impose additional requirements on our manufacturing or export activity, which might require us to incur substantial expenses, and/or find and contract with alternative suppliers in countries that do not impose similar export restrictions, or which might otherwise have a material adverse effect on our operations.

BECAUSE COMPETITION IN THE MARKET FOR OUR PRODUCTS IS INTENSE, WE MAY LOSE MARKET SHARE, AND WE MAY BE UNABLE TO ACHIEVE OR MAINTAIN PROFITABILITY.

           We compete with numerous other contractors on the basis of products performance, price, reputation, technical and managerial capability, products maintenance cost and responsiveness to customers' requirements. Our ability to successfully compete for and retain such new projects and customers is highly dependent on technical excellence, management proficiency, strategic alliances, cost-effective performance and the ability to recruit and retain key personnel.

           The continuing consolidation of the global defense industry, which has decreased the number of, but increased the relative size and resources of our competitors, resulted in intensified competition. Some of the competitors who are the top-tier contractors for competing products, such as divisions of Thales, Lockheed-Martin, L-3 Communications, Cubic, IAI (in some countries), Elbit Systems and CAE, have substantially greater financial, marketing and other resources than ours.

BECAUSE WE OPERATE IN INTERNATIONAL MARKETS, WE ARE SUBJECT TO ADDITIONAL RISKS.

           We currently offer our products in a number of countries and a key component of our marketing strategy is to continue to expand in foreign markets. Our business is subject to risks which often characterize international markets, including:

     o    economic and political instability;

     o    import or export licensing requirements;

     o    difficulties in collecting accounts receivable;

     o    longer payment cycles;

     o    unexpected changes in regulatory requirements and tariffs;

     o    fluctuations in exchange rates;

     o    potentially adverse tax consequences; and

     o    potentially weak protection of intellectual property rights.

           In addition, these risks may impair our ability to generate revenues from our global sales efforts.

OUR PROFITABILITY COULD SUFFER IF THIRD PARTIES INFRINGE UPON OUR PROPRIETARY TECHNOLOGY.

           Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our rights to our intellectual property, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, some of our affiliates, strategic partners and others. We currently own one registered trademark, filed an application for the registration of another trademark, and own together with BVR Technologies Ltd. five United States patents. Several of these patents were also granted or applied for in Israel and/or in several countries in the European Community and worldwide. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective patent, trademark, copyright and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

OUR PRODUCTS MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

           Third parties may assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

RISKS RELATING TO OUR LOCATION IN ISRAEL

CONDITIONS IN ISRAEL AFFECT OUR OPERATIONS AND MAY LIMIT OUR ABILITY TO PRODUCE AND SELL OUR PRODUCTS.

           We are incorporated under Israeli law and our principal offices, research and development and manufacturing facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, the violence between Israel and the Palestinians has intensified and a material escalation in violence has occurred. Israel has experienced terrorist incidents within its borders, including in the West Bank and Gaza Strip. As a result, negotiations between Israel and representatives of the Palestinian Authority ceased. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a continuous downturn in the economic or financial condition of Israel. In addition, several countries continue to restrict business with Israel and with companies having operations in Israel. We could be negatively affected by adverse developments in the peace process, including the recent violence, or by restrictive laws or practices directed towards Israel or Israeli exporters.

           Like all male adult citizens and permanent residents of Israel, our directors, officers and employees who are under the age of 48 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us. See "Item 4. Information on the Company - B. Business Overview - Conditions in Israel.".

WE BENEFIT FROM GOVERNMENT PROGRAMS AND TAX BENEFITS WHICH MAY BE DISCONTINUED OR REDUCED.

           We have received grants and are entitled to tax benefits under Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future. If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

BECAUSE A SUBSTANTIAL PORTION OF OUR REVENUES ARE GENERATED IN U.S. DOLLARS AND A PORTION OF OUR EXPENSES ARE INCURRED IN NEW ISRAELI SHEKELS, OUR RESULTS OF OPERATIONS MAY BE SERIOUSLY HARMED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE OF DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE U.S. DOLLAR.

           We generate a substantial portion of our revenues in dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. In recent years, the rate of devaluation of the NIS against the dollar has exceeded the rate of inflation, a reversal from prior years which has benefited us. However, we cannot be certain that this trend will continue. If the dollar costs of our operations in Israel increase, our dollar-measured results of operations will be adversely affected.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND DIRECTORS NAMED IN THIS ANNUAL REPORT OR TO ASSERT UNITED STATES SECURITIES LAWS' CLAIMS IN ISRAEL OR SERVE PROCESS ON OUR OFFICERS.

           We are incorporated in Israel. All of our executive officers and directors named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the United States Federal securities laws against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for you to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

           B.V.R. Systems (1998) Ltd., an Israeli company, was formed on January 1, 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd., or BVR-T, in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR began operating as an independent company in October 1998, effective as of January 1, 1998. Our principal executive offices and research and development facilities are located at 16 Hamelacha Street, Afek Industrial Park, Rosh Ha'ayin 48091, Israel, and our telephone number is 972-3-900-8000. Our manufacturing facilities are located in Ashdod, Israel.

B.   BUSINESS OVERVIEW

GENERAL

           We are engaged in the development, manufacture and marketing of sophisticated training and simulation systems for military and civilian applications. We currently market three lines of products:

           On-Board Training Systems such as: "Ehud" Air Combat Maneuvering Instrumentation, or ACMI, Naval Combat Instrumentation System, or NCMI, and Battle Field Instrumentation, or BFI.

           Military simulators such as simulators for fighter aircraft, helicopters, training aircraft, Unmanned Aerial Vehicles, tank & gunnery and naval simulators.

           Embedded simulation such as: Advanced Trainer Avionics Suite, or "ATAS" and In Flight Electronic Warfare Simulation, or "IFEWS."

           Our products offer advanced, highly effective and cost-efficient solutions to operational training needs. Our products are based on a complete training philosophy, which enables our customers to reduce the amount of actual military equipment used in training while enhancing the quality of the training exercises. And, accordingly, significantly reducing the risks associated with actual operations and training in a live operational scenario. In addition, our military products improve the operational capabilities of armed forces through enhanced command and control in the battlefield and integration between fighting units.

OUR PRODUCT LINE

           We continuously design, develop and market new generation technologies for three main product lines: on-board training; simulators; and embedded simulation. The advances we made in the field reflect our vast experience, unique approach to technological innovation and our drive to singularly fulfill the needs of our global military customers.

ON-BOARD TRAINING

           Our on-board training systems are designed to improve real-time management, monitoring, training, safety and debriefing for live training exercises and operations carried out by modern air, naval and ground forces. The on-board training product line includes:

      Ehud ACMI

Air Combat Maneuvering Instrumentation

           EHUD(TM)air combat maneuvering instrumentation, or ACMI, system is a complete on-board, autonomous training and safety suite. This system is designed to enhance the airborne training of an aircraft crew on a wide variety of missions.

           EHUD(TM) offers a unique combination of range-less, real-time and post-flight training and debriefing system together with safety warnings and operational capabilities. The system is effective for air-to-air, air-to-ground and electronics warfare pilot training with an unlimited number of participants.

           The EHUD(TM)ACMI system includes features such as mid-air and ground collision warning systems, which significantly enhance training safety. EHUD(TM) ACMI system has been flying operationally since 1994 and has been delivered to many leading air forces worldwide.

      Naval Combat Instrumentation System

           Our naval combat maneuvering instrumentation, or NCMI, is a full-scale on-board training system. The system enables the conduct of both live field training sessions at sea and constructive war-gaming exercises ashore.

           The basic concept behind our NCMI is the deployment of a distributed embedded simulation system on-board an instrumented ship and a maritime patrol aircraft.

           Our NCMI system supports the debriefing, analysis, and evaluation of naval warfare exercises at all command levels.

           Our NCMI system supports various training levels ranging from operator's training at console level, through sub-team and team training, and up to full fleet training. Our NCMI system provides training in tactical simulators and enhances the reality of seaborne exercises through the use of computer generated forces, or CGF, integrated with live exercises. Typically, the exercise is coordinated between the participants via a datalink system, which supports the creation of a distributed simulation network.

SIMULATORS

           Our simulation product line includes flight, naval, ground systems simulators for various platforms, electronics and weapon systems. Our line of simulators covers a full range of training scale, from basic procedural trainers to combat mission trainers and full mission dome simulators. Our simulators are designed with high level architecture, or HLA, delivering the capacity to perform sophisticated distributed mission training, or DMT, by communicating and training with other simulators and training devices. Our simulator product lines includes:

          o    Flight Simulators;

          o    Ground Forces Simulators;

          o    Naval Simulators; and

          o    Systems Simulators

      Flight Simulators

           Fighter Aircraft Simulators. We have developed and manufactured fighter aircraft simulators for aircraft such as: F-16C, F-16D, F-15, F-5, A-4, and Mirage-2000.

           Full Mission Simulators. Our full mission simulators provide training for all aspects of a mission's flight and procedures, including sophisticated weapon system simulations, sensors and full standard and emergency procedure training. These simulators encompass a high-fidelity cockpit replica and a large variety of visual systems covering up to 360(degree) field of view.

           We use high-end computers and personal computers, or PC, as image generators to provide the trainee with a high-resolution, fully-textured outside world visual presentation, based on satellite imagery and three dimensions targets and shapes.

           Our full mission simulators provide pilots with complex tactical training, using multiple computer generated forces, such as air, land, or sea participants.

           Trainer Aircraft Simulators. We developed and manufactured trainer aircraft simulators for aircraft such as: PC-7, MB-339, and Fouga Magister.

           AMOS - Cadet Screening Simulator. Our AMOS cadet screening and basic flight training simulator has been developed for the Israeli Air Force Fouga Magister trainer.

           Our system provides a methodology for the analysis of cadets' learning abilities, thus screening while training.

      Helicopter Full Mission Simulator.

           We developed and manufactured helicopter simulators for helicopters such as AS-550.

           Our full mission simulators for helicopters are offered for assault and fully armed attack helicopter simulation. The simulators are offered in a number of configurations, from a limited front view outside world imagery to a full dome display. The full dome display configuration includes a full-size cockpit replica for two pilots with a three channel high-resolution full color outside world display. The resulting imagery fidelity level enables the system to perform low flying missions and weapon deployment simulation. The system is capable of simulating typical helicopter flights and attacks, including a full range of malfunctions and emergency procedures. Our simulators also provides for tactical training as the trainee can fly against user pre-programmed computer generated forces.

      Unmanned Air Vehicle Mission Simulators

           We developed and manufactured a unmanned air vehicle, or UAV, tactical mission simulators for tactical UAV, for both the external pilot and the internal mission crew.

           Our UAV mission simulator supports training on near-to-real-life quality imaging systems for the entire crew. Training can be executed both individually and as a team.

           Our UAV simulator provides training for missions such as: battlefield surveillance and reconnaissance, target location and acquisition, artillery fire control, electronic intelligence gathering and electronic warfare, exploding UAV delivery, contaminated and mined areas, international crises management, search and rescue services for civilian purposes, training in malfunctions and emergency procedures.

      Ground Forces Simulation Systems

           Integrated Tactics and Armor Combat Trainer. Our integrated tactics armor and weapon system vehicle combat trainer, or INTACT system fulfills the need for effective training, debriefing and evaluation of army units. Our INTACT system was developed by experienced army officer. INTACT is a multi-station armor and weapon vehicle tactical simulator system. Our INTACT system provides training that ranges from individual level to combat team multi-participant tactical exercises.

           Our INTACT system provides training levels from individual precision gunnery to combat team multi-participant exercises and beyond. The training can include unlimited combinations of manned and computer generated forces. The INTACT system fills the need for effective training, debriefing and evaluation of ground forces. Our INTACT system simulates virtual forces and integrates their actions with real forces, adding value to performance and cost-effective training.

           We believe that our INTACT system provides unprecedented debriefing capabilities, including full playback of executed exercises or previously stored exercises. Debriefing may be performed at the instructor station or at a dedicated debriefing facility. Data is monitored and stored throughout the training exercises for proficiency level and operational parameters analysis, thus providing a powerful database for mission planning, rehearsal and evaluation.

      Naval Simulators

           We developed a diversified product line of naval simulators based on dedicated replica workstations and sophisticated visual images provide system training for operators and officers. We specialize in quick responses to requests for unique tailor-made systems from a wide range of naval customers.

      Naval Tactical Trainer

           Our naval tactical trainer, or NTT, is a complete tactical training system providing a solution for all shore-based tactical training needs. Our NTT is in operational use by the Israel Navy at its main training base. Our NTT is used for the tactical training of principal war officers and combat information center officers.

      Submarine Simulators

           Our submarine simulator is comprised of an attack team trainer, a periscope simulator and a submarine driver simulator, which together provide for three different complementing training facilities that can be operated in a standalone mode or in concert to provide for a complete and comprehensive training for submarines' crews.

      Systems Simulators

           Our systems simulators provide a unique training device for the training of operators in highly specialized operational tasks. Products delivered to our customers include the LANTIRN simulator used to train pilots to fly with the LANTIRN pod, and our weapon system trainer used to train the weapon systems officer in the many tasks required to operate and successfully deliver today's complex weapon to the designated target.

      Embedded Simulation

           Our embedded simulation product line is comprised of a wide breadth of products. These advanced solutions are an outcome of the synergies gained from the combination of on-board training and simulation technologies. With vast experience in these two fields we believe that we are well positioned to play a leading role in this evolving market.

ADVANCED TRAINER AVIONICS SUITE

           Our advanced trainer avionics suite, or ATASTM, is a state-of-the-art embedded simulation suite, installed on basic or advanced trainer aircraft, transforms training aircraft into virtual advanced fighter aircraft. A training aircraft equipped with ATASTM may offer capabilities such as actual flight simulation, in-flight live or virtual target threats, operational scenarios of gradually increasing complexity, full debriefing capabilities and flight safety features.

           An ATAS standard training aircraft is equipped or refitted to replicate the cockpit and avionics instrumentation panel of specifically targeted advanced fighters. The refitted trainers will resemble the behavior, displays and controls of the advanced fighter sensors (radar, RWR, seekers) and weapon systems. Pilots flying the ATAS-fitted trainer benefit from a real-time feel and capabilities of the simulated advanced fighter aircraft. The system offers features such as collision avoidance and hazard warning.

           To date, we have made no sales of our ATAS system.

In-Flight Electronic Warfare Simulation, or IFEWS

           Our in-flight electronic warfare simulator, or IFEWS(TM), is a complete, autonomous, on-board threat-environment training and safety suite. The system is an embedded simulator for the training and debriefing of EW scenarios, simulating the real EW systems in an aircraft. IFEWS(TM) provides a virtual EW range and includes our post-flight debriefing capabilities.

           Our IFEWS(TM) generates a wide range of on-board simulation of virtual ground and airborne threats. The virtual range, created and managed by the IFEWS(TM) computer, authentically simulates the characteristics, behavior, and interactions of both the threatening weapon systems and the aircraft's self protection suite, or SPS. Our system is tightly coupled to the aircraft's existing EW suite. IFEWS(TM) simulates all relevant modes of weapon system, including optical tracking modes and other modes not received by the airborne EW suite.

           After landing, Our PC-based ground station provides advanced AAR and debriefing with a 3D analysis of crew performance, all weapon engagements, safety events and mission scenarios.

           Based on the legacy of EHUD(TM) ACMI and HCMI systems and the operational expertise of the parent company Elisra, a world leader in EW systems, IFEWS(TM)provides multiple features: real-time training, realistic virtual threats, safety elements and debriefing capabilities.

           In February 2002, we completed preliminary flight tests with the Israeli Air Force and we are in the process of further demonstration flight tests with the Israeli Air Force. To date, we have made no sales of our IFEWS.

           The following table sets forth, for the period indicated, our consolidated revenues by product line, expressed as a percentage of total revenues.

                                                         1998           1999           2000           2001           2002
                                                        ------         ------         ------         ------         ------
On-board training Family of Products...............       49%            56%            79%            68%            48%
Simulators.........................................       51%            44%            21%            32%            52%
  Total............................................      100%           100%           100%           100%           100%


STRATEGIC RELATIONSHIPS

ISRAELI AIRCRAFT INDUSTRIES

           From 1992 to 1997, we developed, manufactured and marketed the Ehud ACMI systems pursuant to a joint venture agreement entered into in 1992 with MLM Systems Engineering & Integration, a division of Israel Aircraft Industries Ltd., or IAI. Pursuant to this agreement, we and IAI agreed to jointly develop, manufacture and market the Ehud ACMI systems, with IAI subcontracting some of the manufacturing and integration work with respect to the Ehud product. Following the expiration of the agreement's term, various claims were alleged by both IAI and us regarding each other's performance of obligations throughout the term of the agreement and thereafter. In an ex parte proceeding filed by IAI, the District Court of Tel Aviv issued in February 1999 a temporary injunction, enjoining us from replacing IAI as our subcontractor in a project for the German air force.

           In August 1999, we entered into a cooperation agreement with IAI, which brought an end to these legal proceedings and established terms for cooperation between the two companies with respect to the marketing of the Ehud ACMI systems.


           There are still outstanding disagreements between us and IAI relating to projects performed prior to entering into this agreement. Our agreement with IAI provides for a resolution mechanism of such disputes, including by arbitration in case we and IAI can not reach a mutually agreed resolution.


           The cooperation agreement contemplates three basic types of business relationships:

     o Royalties and Non-Competition Arrangement. The agreement provides for countries in which either we or IAI shall not sell or market the Ehud ACMI. We undertook not to compete with IAI in the majority of such countries. The party operating in each such country shall pay to the party who undertook not to operate in such country royalties ranging from 4.75% to 12.5% of the contract price with respect to contracts executed in such countries during the term of the cooperation agreement and two years, thereafter. The contract price for the purposes of calculating the royalties includes maintenance and support contracts. In addition, in one of the countries in which IAI undertook not to compete, rather than actually paying royalties, we will pay IAI $60,000 for each pod and $100,000 for each ground station we sold.

     o Cooperation Arrangement. We and IAI undertook to cooperate exclusively with each other in specific countries in which either we or IAI will act as the prime contractor. Either we or IAI will be in charge of, and responsible for, supplying that portion of such contract as shall be decided by us and IAI. We and IAI will equally share in "profit," which for purposes of this allocation, has been defined as the expected profit from the project (contract price minus projected cost regardless of actual costs).

     o Royalties and Competition. We and IAI have agreed that in specifically defined countries, each will compete with the other only if such party is required to do so under existing relationships with third parties. Both we and IAI will generally pay royalties to the other in an amount ranging between 4% and 8% of a contract price with respect to contracts executed during the term of the cooperation agreement and two years thereafter. In one of the countries, rather than actually paying royalties, such contracting party will pay the other $60,000 for each pod sold and $100,000 for each ground station sold.

           The cooperation agreement includes, among other provisions, the following:

           We and IAI have defined a mechanism to resolve outstanding financial and other disagreements relating to the period prior to the execution of this agreement.

           In a few countries, either we or IAI may continue to work under preexisting arrangements.

           In the countries covered by our contract with Bodenseewerk Geraetetchnik GmbH, or BGT, IAI will replace us as a subcontractor of BGT. In return, IAI will pay us royalties ranging between 10% and 12.5%. With respect to existing projects in one of these countries, we will remain the prime contractor and IAI will remain our subcontractor. Profits from these projects are to be shared equally between us and IAI.

           The cooperation agreement provides that, with respect to countries not covered by the agreement, a joint committee will meet to determine the specific business cooperation to be formed. If such joint committee does not reach an agreement, the royalties and competition arrangement will apply, except that the royalty rate will be 10%.

           As part of the cooperation agreement, we and IAI each granted the other a license to use any patent or other intellectual property right owned by the other relating to the Ehud ACMI systems, as is required to enable such party to exercise its rights under the agreement. In addition, we agreed that our trade name "Ehud" shall be owned jointly with IAI.

           The cooperation agreement was approved by the Israeli Controller of Restrictive Trade Practices, came into effect in September 1999 and is for a term of seven years. As a result of this agreement, we will no longer be able to act as a prime contractor or compete with IAI, as the case may be, with respect to sale of Ehud ACMI systems in some countries which accounted for a substantial percentage of our revenues in the past.

           In November 2002, Elta, a division of IAI, acquired from Koor Industries Ltd. 30% of the outstanding shares of Elisra at such time.

OTHER STRATEGIC AGREEMENTS

           In April 1998, we entered into a teaming agreement with Metric Systems Corporation, Inc., or Metric, a leading United States-based producer of airborne test, evaluation and training products. Pursuant to this agreement, we and Metric agreed on joint manufacturing and marketing of our Ehud ACMI systems for some projects. This agreement has expired in April 2001, except for certain provisions concerning the cooperation in a specific country, which will remain effective until May 2003.

           In November 2001, we have entered into a memorandum of understanding with Smiths Aerospace with respect to the integration of Smiths airborne video solid state recorder with our airborne embedded training suite.

MARKETING

           We actively seek to identify and propose solutions for military training and debriefing needs of the current and prospective customers. Our research and development activities focus on systems designed to meet specific needs we identified. We market our products, either as a prime contractor or as a subcontractor, to various governments and defense contractors throughout the world directly and through joint ventures, agents or representatives. We have entered into cooperation agreements with a number of defense contractors, which provide for joint participation in pursuit and performance of contracts in certain countries.

           In June 1998, we formed a subsidiary in Singapore, BVR-S Pacific PTE, through which we conduct our operations in Singapore.

           The following table sets forth the amount of our revenues, for the periods indicated, by geographic regions:

                                                                          YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------------------------------------
                                                  1998              1999            2000             2001            2002
                                                ----------       ----------      ----------       ----------      ----------
                                                                        (U.S. DOLLARS IN THOUSANDS)
Sales
Israel     ................................     $     640       $      652       $     311        $   1,892       $     406
Far East   ................................        26,902           18,761          19,572           31,890          19,462
Europe     ................................        14,788           16,663           5,013            6,770           7,846
America    ................................         2,602              744             473              163               -
Africa     ................................            --               --              --            3,286             576
                                                ----------       ----------      ----------       ----------      ----------
           Total...........................     $  44,932        $  36,820       $  25,369        $  44,001       $  28,290
                                                ==========       ==========      ==========       ==========      ==========

CUSTOMERS

           Currently, all of the end-user customers of our products are governments or major defense companies controlled by government regulations.

           Although the composition of our customers has changed from year to year, and revenues from individual customers are subject to material increases and decreases depending on customer requirements, one of our customers located in Southeast Asia has accounted for approximately 41% of our revenues in fiscal 2002, 26% of our revenues in fiscal 2001 and 29% of our revenues in fiscal 2000, and represented approximately 46% of our backlog as of December 31, 2002. A customer located in the Republic of Korea has accounted for approximately 27% of our revenues in fiscal 2002, 45% of our revenues in fiscal 2001 and 48% of our net revenues in fiscal 2000 and represented approximately 15% of our backlog as of December 31, 2002. The Italian Air Force accounted for approximately 18% of our revenues in fiscal 2002, approximately 6% of our revenues in fiscal 2001 and approximately 2% of our revenues in fiscal 2000 and represented approximately 7% of our backlog as of December 31, 2002. We expect that sales of our products to a small number of customers will continue to account for a substantial percentage of our net revenue in the foreseeable future.

GENERAL FINANCIAL CONSIDERATIONS FOR PROJECTS

           A significant majority of our contracts are fixed-price contracts, as opposed to cost-plus-type contracts. Under fixed-price contracts, the price is generally not subject to adjustment for costs actually incurred in the performance of such contract. Under such fixed-price contracts, we assume the risk that increased or unexpected costs may reduce our profits or generate a loss.

           There are various types of financing terms applicable to defense contracts. In most cases, after we receive advance payment at the commencement of a project, we receive progress or milestone payments according to a percentage of cost incurred in performance or achievement of a specific milestone. In a majority of projects, we are required to provide performance guarantees in an amount equal to a specific percentage of the contract price. A portion of our agreements with customers contains clauses that impose penalties or reduce the amount payable to us in the event that the completion of a phase of work is delayed. We are generally responsible for the delays and defaults of our subcontractors. Accordingly, we attempt to impose liability on our subcontractors on a "back-to-back" basis when delay or default under a contract could expose us to liability.

           Our contracts with governments generally may be terminated or suspended as a result of factors which may not depend on us, such as a state of war, acts of God or other circumstances seriously disrupting the public safety, peace or good order of the customer's country. Our contracts with non-governmental military contractors sometimes contain similar provisions. In cases in which we receive advanced payments prior to incurring the cost of fulfilling the contract, we realize a positive project cash flow. In the last three years, we received substantial advances from our customers under a portion of our contracts. In the event that a contract under which an advance or progress payment has been paid is canceled, we may be required to return a portion of such payments to the customer. In general, in order to reduce risks of financial exposure resulting from an early termination of a contract, we attempt to expend funds for projects in accordance with the rate of performance. Upon such termination, we would, in most cases, be entitled to reimbursement for incurred contract costs and to payment of a proportionate share of our fee or profit for the portion of such contract that was actually performed. If, however, we are not entitled to all or a portion of such compensation, our operations would be adversely effected. In certain cases, when possible, we insure ourselves against such risks.

      Manufacturing and Suppliers

           We develop the majority of the software and hardware for our products at research and development facilities in several locations in Israel. We manufacture cockpit replicas, turret replicas and other hardware components and perform hardware integration, systems assembly, and quality assurance testing at our manufacturing facilities in Ashdod, Israel. We purchase components for the systems manufactured, including commercial computers, integrated circuits, circuit boards, sheet metal fabricated into subassemblies and cabinets, power supplies, television monitors and floppy disc drives. Many of the purchased components are manufactured based on our designs and specifications. Most materials and purchased components are generally available from a number of different sources.

COMPETITION

           We operate in a competitive environment with respect to most of our products. The defense industry has been characterized in recent years by a consolidation of companies, which has decreased the number, but increased the relative size and resources of competitors. Competition is based on product performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements, including the ability to respond to changing technology. Some of the companies with which we compete, such as divisions of Thales, Lockheed-Martin, L-3 Communications, Cubic, IAI (in some countries), Elbit Systems and CAE, have substantially greater financial, marketing and other resources than ours and have the ability to develop and market products competitive with ours. We believe that our products favorably compete with those of our competitors based on their technological capabilities, price/performance ratio, proven track record and common technological platform. Our advantage over our competitors is size. We are relatively a small company compared to our competitors. As such, typically we have lower overhead costs. We maintain a distinct edge in competing for simulators that are one of a kind.

RESEARCH AND DEVELOPMENT

           The majority of our research and development activity is performed as an inherent part of our various projects. In addition, we believe that continued and timely development of new products and enhancements to existing products is necessary to compete effectively. Accordingly, through our ongoing and extensive research, development and engineering activities, we devote a portion of our resources to: (i) sustaining and upgrading our existing products by improving serviceability and adding new capabilities and features, (ii) decreasing the cost of owning and operating such products, (iii) maintaining close relationships with our customers to identify their product needs, (iv) developing new products with improved capabilities to address such needs and other military training, debriefing and communications needs identified by us,
(v) adapting our products to new evolving technologies that can lower the costs of our products and (vi) tailoring our products to meet the specific needs of our customers.

           Our internally financed expenditures for all research and development programs during fiscal 2002, fiscal 2001 and fiscal 2000 totaled approximately $1.6 million, $1.1 million and $2.9 million, respectively, and represented 5%, 2% and 11% of our revenue, respectively. Royalty-bearing grants received in the past from the Office of the Israeli Chief Scientist, or OCS, for research and development were offset against our research and development costs. In fiscal 2002, fiscal 2001 and fiscal 2000, we did not apply for, nor receive any grants from the OCS. We expect that we will continue to commit resources to research and development in the future. As of March 31, 2003, we employed approximately 93 employees in research and development operations, both internally financed and such that are performed under contracts with our customers.

INTELLECTUAL PROPERTY

           In order to protect our proprietary rights and technology used in our products, we rely primarily upon a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, some of our affiliates, partners, customers and others.

           BVR-T was granted five United States patents relating to the collision warning and the data link features incorporated in our Ehud(TM) systems, the animation technology incorporated in our simulators and our airborne avionics simulator technology. Several of these patents were also granted or applied for in Israel and/or in specific countries in the European Community and worldwide. As part of the reorganization plan which controlled our spin off from BVR-T, BVR-T granted us co-ownership rights to all patents, pending patent applications, trademarks and other intellectual property rights held by BVR-T with respect of its defense-related business. See "Item 7 B. - Related Party Transactions - Relationship Between Us and BVR-T."

           Our trademark "ATAS," was registered in Israel, the European Community and Turkey. We applied for the registration in the U.S., Israel, the European Community and several foreign countries of our trademark "Ehud".

           As part of our cooperation agreement with IAI, we and IAI each granted the other a license to use all patents and other intellectual property right owned by the other relating to the Ehud ACMI system, as is required to enable such party to exercise its rights under the cooperation agreement. We further agreed to jointly own with IAI the trade name "Ehud." See "Item 4 - Information on the Company - Strategic Relationship."

           We also rely on unpatented proprietary know-how, copyrights and trade secrets, and employ various methods, including confidentiality agreements with employees, consultants and others, to protect our trade secrets and know-how. However, these methods may not afford complete protection and we cannot be sure that others will not independently develop our trade secrets and know-how or obtain access thereto.

EMPLOYEES

           As of March 31, 2003, we employed approximately 149 persons, including 21 part time employees, of whom approximately 93, including 16 part time employees, were employed in research and development operations, both internally financed and such that are performed under contracts with our customers, approximately 6, including one part time employee, in marketing and sales, approximately 16 in production, and approximately 34 ,including four part time employees, in administration and management. Our employees who have access to proprietary information are required to sign a nondisclosure agreement covering all of our proprietary information which they might possess or to which they might have access. We believe that we have satisfactory labor relations with our employees and have never experienced a work stoppage.

           Certain provisions of the collective bargaining agreements between the Histadrut (the General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally cost-of-living increases, recreation pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. In addition to salary and other benefits, specific employees are paid bonuses based on their performance.

           We are subject, like all other Israeli employers, to Israeli labor laws and regulations. The laws principally concern matters like paid annual vacation, paid sick days and other conditions of employment. In addition, Israeli law generally requires severance pay, which may be funded by managers' insurance described below (or by other funds), upon the retirement or death of an employee or termination of employment, subject to the provisions of the law. Provisions for severance pay amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. These amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 16.25% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

           We follow a practice, although not legally required, to contribute funds on behalf of all of our employees to a fund known as "managers' insurance." This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump-sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her basic salary and the employer contributes approximately 14% of the salary.

C.   ORGANIZATIONAL STRUCTURE

           We are controlled by Elisra Electronics Systems Ltd., which beneficially owns 55.0% of our ordinary shares.

           We hold 100% of the outstanding capital stock of B.V.R. S Pacific Ltd., which is incorporated under the laws of Singapore.

           We are in a process of liquidating our subsidiary, Inch Inver Invest B.V., which is incorporated under the laws of the Netherlands. In December 2002 all assets and liabilities of Inch Inver Invst B.V. were transferred to us.


D.   PROPERTY PLANTS AND EQUIPMENT

           Our executive offices and research and development facilities are located in Rosh Ha'ayin, Israel. At this location we lease approximately 2,859 square meters of office space at a monthly rent of approximately $30,275. The rent will be increased to approximately $32,814 in January 2004. This lease will expire on September 14, 2009. See also note 17B to our Consolidated Financial Statements.

           We lease approximately 875 square meters of manufacturing facilities in Ashdod, Israel for a monthly rent of approximately $10,000. This lease will expire on October 31, 2007.

           We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

           The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in "Item 3D Key Information--Risk Factors."

GENERAL

           We are engaged in the development, manufacture and marketing of sophisticated training and computer-based simulation systems for military applications.

           Most of our revenues are generated in U.S. Dollars, and a significant portion of our expenses are incurred in U.S. Dollars, or are linked to the U.S. Dollar. Consequently, we use the U.S. Dollar as our functional currency. Transactions and balances originally denominated in U.S. Dollars are presented in the financial statements in their original amounts, and non-dollar transactions and balances have been translated into U.S. Dollars using the exchange rates in effect on the date of a transaction or balance. Our consolidated financial statements have been prepared in accordance with Israeli GAAP. Israeli GAAP, as applicable to our financial statements, differs in certain significant respects from U.S. GAAP. See Note 22 to our Consolidated Financial Statements.

           The financial statements of our subsidiaries the functional currency of which is the U.S. Dollar, but which are presented in a currency other than U.S. Dollars, have been translated into U.S. Dollars. Monetary balance sheet items have been translated using the exchange rates in effect on the balance sheet date and all non-monetary balance sheet items have been translated using the historical exchange rates in effect on the date of the transaction. Statement of income items have been translated using the average exchange rate for the period presented.

           We derive a substantial portion of our revenues from government contracts, the majority of which are fixed-price, as opposed to cost-plus type contracts. Under fixed-price contracts, the price is generally not subject to adjustment for costs actually incurred in the performance of the contract.

           In most of our projects, we receive advance payment at the commencement of the project and progress or milestone payments according to our performance or achievement of specific milestones. In these cases, the advance payments that we receive prior to incurring the cost of fulfilling the contract create a positive project cash flow. In the last three years, we have received substantial advances from our customers under a portion of our contracts. Our contracts generally may be terminated or suspended as a result of factors which may not depend on us, such as a state of war, acts of God, or other circumstances seriously disrupting the public safety, peace or good order of the customer's country. In the event that a contract under which an advance or progress payment has been paid is canceled, we may be required to return such payments or portion of them to the customer.

           In general, to reduce risks of financial exposure resulting from an early termination of a contract, we attempt to extend funds for projects in accordance with the rate of performance. Upon such termination, we would, in most cases, be entitled to reimbursement for our incurred contract costs and to payment of a proportionate share of our fee or profit for the work actually performed.

           Revenues related to work in progress under long-term contracts are recognized according to the percentage-of-completion method. The percentage of completion is computed based on the project's total execution costs which reflect the progress of its completion, and which include: salaries, material costs and subcontractor charges. Revenues ascribed to each period are the amounts of gross profits earned on such contracts during such period plus the costs incurred during such period (excluding cost of materials that have not yet been used and costs incurred for subcontracted work that is still to be performed).

           With respect to sale of products acquired from third parties as shelf products and where the cost of adaptation thereof for a customer's specific needs is not material, the related revenue is recognized after completion and delivery. Provision for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. Royalty revenues are recorded mainly on the cash basis.

           In October 2002, as part of our cost reduction measures, we implemented progressive marginal salary reductions ranging from 2% to 12 % for all employees. Israeli law generally requires that severance pay, for eligible employees, shall be based upon such employees' most recent salary rate. Nevertheless we agreed with our eligible employees, that the severance pay for such employees shall be based upon such employees' salaries rate as at the end of September 2002 with respect to the employment period ending in October 2002, and upon the most recent salaries rate with respect to any employment period thereafter. We also agreed with our employees that these salary reductions shall be reversed should our order backlog reach $45 million, commencing on such date.

           In August 1999, we entered into a cooperation agreement with IAI. As a result of the cooperation agreement, IAI substituted us as the prime contractor for several projects in which we acted as a prime contractor, and we became a subcontractor of IAI. As a subcontractor, we do not record the full contract price as revenue, but only the amounts we receive for the portion of the contract we supply and royalties to which we are entitled. The aggregate contracts price transferred to IAI is approximately $14.0 million, divided over an average period of approximately three years. This transfer of contracts negatively impacted our operating results in fiscal 2000, 2001 and 2002.

CRITICAL ACCOUNTING POLICIES

           The preparation of our financial statements in conformity with the Israeli generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These are our management's best estimates based on experience and historical data. Actual results could differ from those estimates.

           Specific accounting policies we utilize require higher degrees of judgment than others in their application. These include revenue recognition on long-term contract work. Our policy and related procedures for revenue recognition on long-term contract work are summarized below. In addition, Note 2 to our Consolidated Financial Statements includes further discussion of our significant accounting policies.

           We account for our revenues on fixed price long-term contract work on the percentage of completion method. This method of accounting requires us to calculate project profit to be recognized in each reporting period for each project based upon our predictions of future outcomes which include, estimates of the total cost to complete (such as assumptions relative to future labor performance and costs, materials costs and subcontractor charges) and estimates of project schedule and completion date.

           At the onset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Our project personnel evaluate the estimated costs at the project level. Significant projects are reviewed in detail by senior management at least quarterly.

           Our estimates of revenues and expenses on long-term contracts could change periodically in the normal course of business results. such changes would be reflected in results of operations as a change in accounting estimate in the period the revisions are determined. For all the contracts, provisions for estimated losses on uncompleted individual contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

A.   RESULTS OF OPERATIONS

           The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues which we believe to be significant in analyzing our results of operations. The data is as follows:


                                                                     FOR YEARS ENDED DECEMBER 31,
                                              --------------------------------------------------------------------------
                                                1998             1999              2000             2001           2002
                                             --------          --------          --------         -------        -------

Revenues..................................       100%             100%             100%              100%          100%
Cost of revenues..........................        72%              95%             102%               82%           84%
Gross profit (loss).......................        28%               5%              (2%)              18%           16%
Research and development..................         8%               9%              11%                2%            5%
Selling, general and administrative                9%
   expenses...............................                         16%              28%               16%           25%
Operating profit (loss)...................        11%             (20%)            (41%)               0%          (14%)
Financing expenses, net...................        --                1%               3%                1%            3%
Other expenses, net.......................         1%              18%              --                 1%           --%
Income (loss) before income taxes ........        10%             (39%)            (44%)              (2%)         (17%)
Income tax (expenses) benefits............        (2%)              3%              (8%)               0%           (3%)
Equity in income of an affiliate..........         1%              --               --                 --           --
Net Income (loss).........................         9%             (36%)            (52%)              (2%)         (20%)


SUBSEQUENT EVENT

           Backlog of orders as of December 31, 2002, was $ 26.1 million. Subsequent to the balance sheet date, we reached agreements with two of our principal bank lenders according to which the repayment date of short-term loans in the aggregate principal amount of $9.0 million, which were scheduled for repayment through November 2003, was deferred until June 30, 2004.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

           Revenues. Revenues in fiscal 2002 were $28.3 million, a decrease of 36% compared with revenues of $44.0 million in fiscal 2001. The decrease was primarily attributed to a decline in new orders during fiscal 2001 and 2002. Revenues from sales of our instrumentation line of products in fiscal 2002 accounted for 48% compared with 68% of our revenues in fiscal 2001. Revenues derived from our simulators line of products accounted for 52% of our revenues in fiscal 2002 compared with 32% of our revenues in fiscal 2001. The geographical breakdown of our revenues in fiscal 2002 was as follows: approximately 68% of our revenues were in the Far East, 28% in Europe, 2% in Africa and 2% in Israel. In fiscal 2001, approximately 73% of our revenues were in the Far East, 15% in Europe, 8% in Africa and 4% in Israel. Our agreements are multi-year contracts and we recognize revenues on a percentage of completion method, recognizing expenses when incurred.

           Gross Profit (Loss). Gross profit in fiscal 2002 was approximately $4.6 million, a decrease of $3.6 million, from a gross profit of $8.2 million in fiscal 2001. As a percentage of revenues, gross profit decreased from a gross profit of 18% in fiscal 2001, to a gross profit of 16% in fiscal 2002. The decrease in gross profit was primarily attributed to the decline in the number of projects and to increased costs incurred in connection with delays in the completion of specific projects. Our gross profit is influenced by various factors, including the type and size of a project, the method used for revenues recognition and the portion of projects performed by subcontractors.

           Research and Development Costs. Gross research and development expenditures consist primarily of salaries, subcontractors and other personnel related expenses related to design, development and enhancement of our products and, to a lesser extent, depreciation and other expenditures. Gross research and development expenses in fiscal 2002 were $1.6 million, an increase of $0.5 million or 45% from $1.1 million in fiscal 2001. The increase in gross research and development expenses was primarily attributed to an increase in internally financed research and development activities.

           Selling Expenses. Selling expenditures consist primarily of costs relating to compensation costs, subcontractors and consultants, travel expenses, demonstrations, exhibitions, participation in trade shows, and customer support. Net selling expenditures in fiscal 2002 were $2.4 million, an increase of $448,000, or 23%, from $1.9 million in fiscal 2001. The increase in selling expenses was primarily attributed to an increase in consulting expenses, an increase in travel expenses and an increase in the portion of the salaries of our personnel attributed to selling activities, which were partially offset by a decrease in costs related to demonstrations.

           General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, provisions for doubtful debt, office, vehicle, rental expenses, entertainment and travel expenditures and fees payable. General and administrative expenses in fiscal 2002 were $4.6 million, a decrease of $452,000, or 9%, from $5.0 million in fiscal 2001. The decrease in general and administrative expenses was primarily attributed to cost reductions of welfare and entertainment expenses and a decrease of approximately $137,000 in legal expenses. The decrease was also attributed to a material reduction in costs relating to our subsidiary B.V.R.S. Pacific Ltd., including due to a decrease in the number of such subsidiary's executive officers and employees. As a percentage of revenues, general and administrative expenses in fiscal 2002 were approximately 16% compared with 11% in fiscal 2001.

           Operating Profit (loss). We had an operating loss of $(3.9) million in fiscal 2002 compared to an operating profit of $131,000 in fiscal 2001. As a percentage of revenues, operating profit decreased from an operating profit of 0% in fiscal 2001, to an operating loss of (14%) in fiscal 2002.

           Financial Expenses, Net. Financial expenses, net consist primarily of interest paid on loans and bank charges, net of income from interest earned on short-term deposits and interest on non-current receivables, gains or losses from derivatives instruments and gains or losses arising from erosion of monetary balances. Financial expenses, net in fiscal 2002 were approximately $855,000, an increase of approximately $113,000 from approximately $742,000 in fiscal 2001. The increase was primarily attributed to a decrease in income from interest earned on short-term deposits and a decrease in interest on non-current receivables, which was partially offset by a decrease in interest paid on loans and gains from erosion of monetary balances.

           Other Expenses, Net. We incurred net expenses from other sources of approximately $140,000 in fiscal 2002, compared to approximately $319,000 in fiscal 2001. Other expenses consist primarily of a write-down of investment in marketable securities which are not designated for sale in the short term. This decrease was primarily attributed to a write-down to a lesser extent in fiscal 2002 than in fiscal 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

           Revenues. Revenues in fiscal 2001 were $44.0 million, an increase of 73% compared with revenues of $25.4 million in fiscal 2000. The increase was primarily attributed to the fact that projects entered into in late 1999 and 2000 as well as new projects entered in fiscal 2001 have generated significant revenues. Revenues from sales of our instrumentation line of products in fiscal 2001 accounted for 68% compared with 79% of our net revenues in fiscal 2000. Revenues derived from our simulators line of products accounted for 32% of our net revenues in fiscal 2001 compared with 21% of our net revenues in fiscal 2000. The geographical breakdown of our revenues in fiscal 2001 was as follows: approximately 73% of our net revenues were in the Far East, 15% in Europe, 4% in Israel and 8% in Africa. In fiscal 2000, 77% of our net revenues were in the Far East, 20% in Europe, 1% in Israel and 2% in America. Our agreements are multi-year contracts and we recognize revenues on a percentage of completion method, recognizing expenses when incurred.

           Gross Profit (Loss). Gross profit in fiscal 2001 was approximately $8.2 million, an increase of $8.8 million, from a gross loss of $0.6 million in fiscal 2000. As a percentage of revenues, gross profit increased from a gross loss of (2%) in fiscal 2000, to a gross profit of 18% in fiscal 2001. The increase in gross profit was primarily attributed to profit generated from projects entered into in fiscal 2000 and 2001, and to the completion of specific projects, a delayed delivery of which caused increased costs in fiscal 2000. Our gross profit is influenced by various factors, including the type and size of a project, the method used for revenues recognition and the portion of projects performed by subcontractors.

           Research and Development Costs. Gross research and development expenditures consist primarily of salaries, other personnel related expenses related to design, development and enhancement of our products and, to a lesser extent, depreciation and other expenditures. Gross research and development expenses in fiscal 2001 were $1.1 million, a decrease of $1.8 million or 62% from $2.9 million in fiscal 2000. In the first quarter of 2000, we decided to discontinue certain activities related to the development of the Ehud ACMI fifth generation as a compatible technology became available to us as a result of our cooperation agreement with IAI.

           Selling Expenses. Selling expenditures consist primarily of costs relating to compensation costs, subcontractors and consultants, travel expenses, demonstrations, exhibitions, participation in trade shows, and customer support. Net selling expenditures in fiscal 2001 were $1.9 million, a decrease of $279,000, or 14%, from $2.2 million in fiscal 2000. The decrease in selling expenses was primarily attributed to a decrease in salaries of our personnel, decrease in costs relating to exhibits, and a decrease in advertising costs, which were partially offset by an increase in consulting expenses and an increase in indirect selling expenses.

           General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, provisions for doubtful debt, office, vehicle, rental expenses, entertainment and travel expenditures and fees payable. General and administrative expenses in fiscal 2001 were $5.0 million, an increase of $353,000, or 6%, from $4.7 million in fiscal 2000. The increase in general and administrative expenses was primarily attributed to an increase in the number of our executive officers and employees, resulting in an increase in welfare, rental and vehicles expenses and an increase of approximately $70,000 in the costs related to a settlement of an employment litigation. The increase was further attributed to quality assurance costs. As a percentage of net revenues, general and administrative expenses were approximately 11% in fiscal 2001 compared with 19% in fiscal 2000.

           Operating Profit. We had an operating profit of $131,000 in fiscal 2001 compared with an operating loss of ($10.3) million in fiscal 2000. As a percentage of revenues, operating profit increased from an operating loss of (41%) in fiscal 2000, to an operating profit of 0% in fiscal 2001.

           Financial Expenses, Net. Financial expenses, net consist primarily of interest paid on loans and bank charges, net of income from interest earned on short-term deposits and interest on non-current receivables. Financial expenses, net in fiscal 2001 were approximately $742,000, a decrease of approximately $195,000 from approximately $937,000 in fiscal 2000. The decrease was primarily attributed to the return of a loan to BVR-T in the first quarter of 2001 and to a decrease in interest on loans and other bank charges, which was partially offset by a loss from a derivative instrument.

           Other Expenses, Net. We incurred net expenses from other sources of approximately $319,000 in fiscal 2001, compared to approximately $31,000 in fiscal 2000. This increase was primarily attributed to a write-down of investment in marketable securities, which are not designated for sale in the short-term.

IMPACT OF INFLATION AND DEVALUATION ON RESULTS OF OPERATIONS, LIABILITIES AND ASSETS

           The dollar cost of our operations is influenced by the extent to which inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability, as we receive payment in dollars or dollar-linked NIS for all of our sales, while we incur a portion of our expenses in NIS.

           The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

                                                               ISRAELI INFLATION
     YEAR ENDED      ISRAELI INFLATION     NIS DEVALUATION      ADJUSTED FOR
    DECEMBER 31,          RATE %               RATE %          DEVALUATION %
   -------------     -----------------    ----------------    ------------------
        1997                7.0                  8.8                (1.7)
        1998                8.6                 17.6                (7.7)
        1999                1.3                 (0.1)                1.3
        2000                0.0                 (2.7)                2.7
        2001                1.4                  9.3                (7.2)
        2002                6.5                  7.3                (0.8)

           A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

           Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, will have an impact on our profitability and period-to-period comparisons of our results.

           We are exposed to a variety of market risks, including changes in interest rates and foreign currency fluctuations.

           We entered into currency future contracts and put and call options contracts to reduce our exposure to fluctuations of specific currencies against the dollar, resulting primarily from firm commitments in such currencies.

          As at December 31, 2002, the Company has an obligation to sell $151,000 for a total amount of (pound)108 thousand (recorded as a hedge) in two increments in April and May 2003.

          The fair value of this off-balance sheet instrument amounted to a net asset of $22,000 as of December 31, 2002.

          Subsequent to the balance sheet date, we entered into certain put option for selling $2.4 million for NIS 11.5 million (short option). The option expires after various periods ending February 2004.

      Political Conditions

           Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, the violence between Israel and the Palestinians has intensified and a material escalation in violence has occurred. Israel has experienced terrorist incidents within its borders, including in the West Bank and Gaza Strip. As a result, negotiations between Israel and representatives of the Palestinian Authority ceased. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a continuous downturn in the economic or financial condition of Israel. In addition, several countries continue to restrict business with Israel and with companies having operations in Israel. We could be negatively affected by further adverse developments in the peace process, including the recent violence, or by restrictive laws or practices directed towards Israel or Israeli exporters.

           Like all male adult citizens and permanent residents of Israel, our directors, officers and employees who are under the age of 48 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. The majority of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us. See "Item 4. Information on the Company - B. Business Overview - Conditions in Israel."

      Economic Conditions

           Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. The Israeli Government has intervened in various sectors of the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli Government has periodically changed its policies in all these areas.

EFFECTIVE CORPORATE TAX RATE

           Israeli companies are generally subject to tax at the rate of 36% of taxable income. However, our old manufacturing facilities in Jerusalem and our new facilities in Rosh Ha'ayin have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959, as amended, known as the Investment Law. Consequently, these facilities are eligible, subject to compliance with specified requirements, for tax exemption for a period of two years and reduced tax rate of 25% for an additional period of five years on our increased income, if any, commencing on the day we derive taxable income from our facilities in Rosh Ha'ayin. We may utilize such tax benefits until 2016. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We expect to derive a substantial portion of our income from our Approved Enterprise facility.

GOVERNMENT GRANTS

           The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects which result in products for export. We may receive from the Office of the Chief Scientist up to 50% of the research and development expenditures for particular projects. In the past we received grants from the Office of the Chief Scientist for the development of technologies related to our simulators. Pursuant to the terms of these grants, we were obligated to pay royalties of 3% to 6% of revenues derived from sales of products funded with these grants. We completed payment of all royalties due with respect to the grants we received.

B.   LIQUIDITY AND CAPITAL RESOURCES

           Historically we have met our financial requirements primarily through the private sale of equity securities, accumulation of profits, customer payments and advances, utilization of bank credit lines. In addition, capital raised by BVR-T in 1998 and 1997 was attributed proportionately to us in accordance with the reorganization plan. As of December 31, 2002, we had cash and cash equivalents of approximately $860,000 and working capital deficit of approximately ($5.4) million.

           As of March 31, 2003 we had borrowed $13.75 million under our credit lines with banks, which are bearing interest at an annual rate of three month LIBOR plus 1.8% - 3%. As of December 31, 2002 we had borrowed $15.0 million that were available to us under our credit lines at such time. There are no restrictions as to our use of these credit lines. In March 2003, we reached agreements with two of our principal bank lenders according to which the repayment date of short-term loans in the aggregate principal amount of $9.0 million, which were scheduled for repayment through November 2003, was deferred until June 30, 2004. Our credit lines may be terminated by the banks at any time and the banks may demand repayment in full of any indebtedness then outstanding.

           In addition, we have obtained bank guarantees to secure our performance of certain obligations, including under our leases and contracts with customers. Of these guarantees, which aggregated $27.5 million at December 31, 2002, guarantees in an aggregate of $27.0 million are to be released by our performance of specific contracts milestone, which are scheduled to be completed through the end of 2006.

           In connection with our guarantees, loans and credit lines we have deposited cash in restrictive bank accounts as collateral for the continued performance of work and placed equally ranking, first priority fixed and floating liens on all of our assets.

           Our operating cash flow is influenced by cash provided from our customers as an advance and by cash used in the performance of ongoing projects. Operating activities for the year 2002, 2001, and 2000 used cash of approximately ($3.1) million, ($12.0) million and ($2.3) million, respectively. For fiscal 2002, cash provided from changes in assets and liabilities of $1.4 million primarily consisted of a decrease in trade receivables of $ 4.4 million and a decrease in non-current receivables of $0.5 million, net of a decrease in excess of advances from customers over amount recognized as revenues of $2.6 million, an increase in inventory of $0.4 million and an increase in work in progress of $0.3 million. For fiscal 2001, cash provided from changes in assets and liabilities of ($12.1) million primarily consisted of a decrease in excess of advances from customers over amount recognized as revenues of $7.6 million , an increase in trade receivables of $4.5 million and a decrease in other payables and accrued expenses of $1.1 million, net of an increase in trade payables of $1.4 million. For fiscal 2000, cash provided from changes in assets and liabilities of $9.0 million primarily consisted of an increase in other payables and accrued expenses of $13.6 million, a decrease in work in progress of $9.0 million and a decrease in inventory of $2.6 million, net of an increase in trade receivables of $9.0 million and a decrease in trade payables of $7.9 million.

           Investing activities for fiscal 2002, fiscal 2001 and fiscal 2000 provided (or used) cash of approximately ($0.5) million, $3.0 million and ($3.0) million, respectively. Cash flow used in investing activities in fiscal 2002 consisted primarily from purchase of fixed assets in the amount of $535,000. Cash flow provided by investing activities in fiscal 2001 consisted primarily from a decrease in restricted bank deposits of $3.3 million, partially offset primarily by purchase of fixed assets in the amount of $324,000. Cash flow used in investing activities in fiscal 2000 consisted primarily of an increase in restricted of bank deposits of $2.3 million and purchase of fixed assets in the amount of $689,000.

           Financing activities for fiscal 2002, fiscal 2001 and fiscal 2000 provided (or used) cash of approximately $3.1 million, ($1.9) million and $9.7 million, respectively. Cash flow provided by financing activities in fiscal 2002 consisted of receiving short-term bank credit of $3.1 million. Cash flow used in financing activities in fiscal 2001 consisted primarily of a repayment of short-term bank loan of $1.3 million and a repayment of a loan received from BVR-T of $642,000. Cash flow provided by financing activities in fiscal 2000 consisted primarily of net proceeds from issuances of ordinary shares of $4.9 million and short-term bank credit of $6.9 million, partially offset by a repayment of a loan from BVR-T of $2.2 million. In March 2003, we reached agreements with two of our principal bank lenders according to which the repayment date of short-term loans in the aggregate principal amount of $9.0 million, which were scheduled for repayment through November 2003, was deferred until June 30, 2004.

           Although our current liabilities exceed our current assets, we believe that our potential cash flow from operations and cash available to us under our existing credit lines for 2003, will be sufficient to meet our present cash needs for working capital.

           However, if current sources are not sufficient to meet our needs, we may seek additional debt or equity financing. There can be no assurance that such additional financing would be available on acceptable terms, if at all.


CONTRACTUAL CASH OBLIGATIONS
           Our significant financial and contractual obligations as of December 31, 2002, and the periods in which such obligations are due are as follows:

                                                            Payments and Amount of Commitment Expiration Per Period
                                                                          (U.S. Dollars in thousands)
                                                         Total
                                                        Amounts       Less than                                     Over
            Contractual Obligations(1)                 Committed        1 Year      1-2 Years      3-4 Years      4 years
-------------------------------------------------      ----------     ----------    ----------    -----------     --------
Borrowed Lines of credit(2)......................        $15,083      $ 15,083            -             -              -
Guarantees.......................................         27,528        23,011        $1,071         $3,221       $   225
Other commitments(3) ............................          2,901           454           467            467         1,513
                                                         -------      --------        ------         ------       -------
   Total commercial commitments..................        $45,512      $ 38,548        $1,538         $3,688       $ 1,738
                                                         =======      ========        ======         ======       =======

---------------------------
(1) Excludes liability for employee severance benefits, net in the amount of $584,000.

(2) In March 2003, we reached agreements with two of our principal bank lenders according to which the repayment date of short-term loans in the aggregate principal amount of $9.0 million, which were scheduled for repayment through November 2003, was deferred until June 30, 2004.

(3) Includes lease commitments.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

           See "Item 4 -- Information on the Company-Research and Development; Intellectual Property."

D.   TREND INFORMATION

PERIODIC VARIATIONS IN OPERATING RESULTS

           Due to the nature of our customers and products, our sales are often made pursuant to a relatively small number of customers and large orders. Consequently, an individual project, from an individual customer can represent a substantial portion of our revenues in any one period. In addition, a significant project for any customer during one period may not be followed by further projects for the same customer in subsequent periods. Our sales and operating results may, therefore, vary substantially from period to period.

REDUCTION IN ORDER BACKLOG

           Our business is subject to the effect of general economic conditions globally, and, in particular, conditions in the market for simulation systems for military and civilian applications. In recent quarters, our sales efforts have been adversely affected as a result of unfavorable economic conditions and reduced capital spending in South East Asia. As an example, we were informed by one of our customers, that due to the suspension of a budget, that customer decided not to proceed with a planned project in which we expected to participate. As of December 31, 2002 , we had purchase orders and contractual arrangements of approximately $26.1 million compared with a backlog of $46.5 million at December 31, 2001, evidencing anticipated future deliveries which we treat as backlog, through the respective following three years. A further decline in our backlog level could result in more variability and less predictability in our quarter-to-quarter net sales.

DELAY IN THE RECEIPT OF REQUIRED EXPORT APPROVALS

           We purchase from manufacturers in the United States substantially all of the commercial computers, a portion of the air combat maneuvering instrumentation pod's hardware and other "off-the-shelf" products, such as navigation systems, which we incorporate into our products. The export of such components is subject to the approval of the United States Department of Commerce and/or the United States Department of Defense, which often restricts sales to certain countries. Following the events of September 11, 2001, we experienced delays in the receipt of such required approvals. For example, we experienced a delay in the delivery of several components of a system to a customer and incurred additional costs, as a result of the need to modify such components, because of a delay in the receipt of an export approval that has since been obtained.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

                     The following table lists the name, age and position held by each of our executive officers and directors, as of April
30, 2003:

NAME                                    AGE                POSITION
----                                    ---                --------
Yuval Yanai......................       51      Director and Chairman of the Board of Directors
Yoel Katzir......................       53      President and Chief Executive Officer
Reuven Shahar....................       44      Chief Financial Officer and Vice President, Finance
Amir Makover.....................       55      Vice President, Projects and Marketing
Julio Arluk......................       40      Vice President, Research and Development
Ran Maidan.......................       32      Director
Shlomi Rozenfeld.................       51      Director
Itzchak Gat......................       56      Director
Yaron Sheinman...................       48      Director
Aaron Zuker......................       57      Director
Dov Avron........................       56      Director
Amnon Harari.....................       53      Director*


-----------------------------
*External Director

           YOVAL YANAI has been appointed as Chairman of our board of directors in April 2003. Mr. Yanai has been our director since August 2001. Mr. Yanai has been senior vice president and chief financial officer of Koor Industries Ltd. since October 1, 2000. Mr. Yanai served as senior vice president and chief financial officer of Nice Systems Ltd., from April 1998 to September 2000. From 1991 to 1998, he was the vice president, finance and chief financial officer of Elscint Ltd. and director of several of Elscint's subsidiaries, as well as a director of certain public and private companies. Mr. Yanai joined Elscint in 1985 and served as corporate controller and corporate treasurer through 1991. Mr. Yanai formerly served as a pilot in the Israeli Air Force (including reserve service). Mr. Yanai is a director of Makhteshim-Agan Industries Ltd., Elisra Electronics Systems Ltd. and Telrad Networks Ltd. Mr. Yanai holds a bachelor degree in Accounting and Economics from the Tel Aviv University.

           YOEL KATZIR has been appointed as our president and chief executive officer in December 2000. Prior to joining us, Mr. Katzir was a group vice president for business development at Elisra Electronic Systems Ltd. From 1993 to 1998, Mr. Katzir worked at RAFAEL (USA), where he first served as director and later as vice president for marketing and business development for North America and Mexico. Mr. Katzir is a lieutenant colonel in the Israeli Air Force reserves where he held a variety of command posts in the Electronic Warfare Directorate.

           REUVEN SHAHAR has been appointed as our chief financial officer and vice president, finance on July 1, 2000. From 1995 through June 2000, he was treasurer, director of finance of Elisra Electronic Systems Ltd. From 1990 to 1995, Mr. Shahar was the head of the economic staff in the defense division of Elisra. He previously held various positions at Elisra commencing in 1984. Mr. Shahar holds a BA in business management from the Hebrew University, Jerusalem and an MBA from Recanati Graduate School of Business Administration in Tel Aviv University.

           AMIR MAKOVER was appointed as our vice president, projects in May 2001 and as our Vice President Marketing in December 2002. Since 1996 Mr. Makover has been an independent consultant on electronic warfare to Rafael, Israel Armament Development Authority and a technical consultant to AS2T Ltd., an advanced shielding and sensors technology company. From 1989 until 1996 Mr. Makover served in various positions at Elul Group including as president of Elul Energy Ltd. and as deputy general manager of Taldor Technical Services Ltd.

           JULIO ARLUK has been our acting vice president, research and development, since September 2001. From July 1999 until August 2001, Mr. Arluk served as vice president engineering and technologies in one of our subsidiaries, BVR S. Pacific Pte. Ltd. in Singapore. From 1997 until June 1999, Mr. Arluk served as a software department manager and project manager in our company. Mr. Arluk holds a BSc degree in computer engineering from the Technion, Israel Institute of Technology in Haifa.

           RAN MAIDAN has been our director since March 2003. Mr. Maidan is serving as a vice president in the Elisra Group since March 2003. Mr. Maidan serves as director in Elisra Electronic Systems Ltd., Tadiran Electronic Systems Ltd. and Tadiran Spectralink. Prior to joining Elisra, Mr. Maidan was vice president in charge of mergers, acquisitions and taxation at Koor Industries Ltd. since June 2000. Prior to this position Mr. Maidan served as Koor's controller. From 1995 until 1999 Mr. Maidan was an audit manager at KPMG Somekh Chaikin. Mr. Maidan is a Certified Public Accountant, and holds a Masters Degree in Business Administration from Bar Ilan University, Israel.

           SHLOMI ROZENFELD has been our director since November 1999. He has been vice president of finance and control for Elisra Electronic Systems Ltd. since June 1994. Mr. Rozenfeld currently serves as a director of Tadiran Spectralink Ltd. and Tadiran Electronics Systems Ltd.

           ITZCHAK GAT has been our director since June 2000. He has been general manager of Polar Communication Ltd. since 1999. Between 1993 and 1999, Mr. Gat was president and general manager of RAFAEL, the Armament and Development Authority of the Israeli Ministry of Defense. Between 1990 and 1992,

Mr. Gat served as the head of material command for the Israeli Air Force. He served in the Israeli Air Force and retired as a Brigadier General. Mr. Gat has a BSc in Aeronautical Engineering from the Technion, Israel Institute of Technology in Haifa.

           YARON SHEINMAN has been our director since the consummation of our spin-off in October 1998. He is a founder and chairman of the board of directors of BVR-T. From the commencement of BVR-T's operations in 1987 through 1996, Mr. Sheinman served as the chairman and chief executive officer of BVR-T. Previously, he acted as an independent consultant to Israel Aircraft Industries for two years for the development of avionics systems. Mr. Sheinman served as a combat pilot with the Israeli Air Force (including reserve service) for approximately 15 years. Mr. Sheinman also serves as chairman of the board of Nexus Telocation Systems, VIZ, Coresma and Unisfair. Mr. Sheinman serves on the board of BrightCom.

           AARON ZUKER has been our director since October 2000. Mr. Zuker has been the vice president of Koor since January 1999. Mr. Zuker is the managing director of R.M. Renaissance Management (1993). Mr. Zuker is a director of Makhteshim-Agan Industries Ltd., Telrad Networks Ltd. and several companies in the Elisra Group. Mr. Zuker is also a director of Isrex (94) Ltd., Clalcom Ltd and Barak ITC (1995) Ltd. Between the years 1990 and 1995, Mr. Zuker served as chief financial officer and later as chief executive officer of the Jerusalem Report Publication. Mr. Zuker is a graduate of B.F.A. of New York Institute of Technology.

           DOV AVRON has been our director since October 2000. Since 1994 Mr. Avron has been an assistant to the president and chief executive officer of Elisra Electronic Systems Ltd. where he serves as vice president, marketing since 1999. Mr. Avron holds a master degree in Political Science from the Bar Ilan University.

           AMNON HARARI has been one of our external directors since July 2002. Mr. Harari currently serves as the chief executive officer of Advanced Heating Technologies Ltd. From May 2000 to March 2002, Mr. Harari served as chief executive officer of Partner Future Communication Ltd. From April 1999 to April 2000, Mr. Harari served as general manager of Alcatel Israel. From April 1997 to April 1999, Mr. Harari served as corporate vice-president and general manager of the Public Switching Division of Tadiran Telecommunication Ltd. From 1992 to 1996 Mr. Harari served as the head of the Israeli Air Force Material Directorate. From February 1997 to February 2002, Mr. Harari served as an external director of Elbit Systems Ltd. Mr. Harari is a Brigadier-General in the Israeli Air Force. Mr. Harari holds a B.Sc. in Physics from the Tel Aviv University.

           REGISTRATION OF DIRECTORS AND OFFICERS

           Mr. Avner Raz resigned from our board of directors on March 30, 2003.

           Mr. Yitzchak Rabinovitz resigned from our company on March 26, 2003

           Mr. Iftach Gideoni resigned from our company on January 31, 2003.

           EXPIRATION OF TERM OF OFFICE

           The term of Ms. Brurira Lekner as our external director has expired, in accordance with the provisions of the Israeli Companies Law 1999, on April 5, 2003.

B.   COMPENSATION

           The aggregate remuneration we paid for the year ended December 31, 2002 to all executive officers as a group (6 persons), was approximately $839,000 in salaries, fees, commissions and bonuses. This amount includes approximately $160,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

           Members of our board of directors, other than our external directors, do not receive compensation for their service on the board of directors or any committee of the board of directors. However, all of our directors are reimbursed for their expenses for each board of directors meeting attended. Our external directors received an aggregate of approximately $9,500 for the year ended December 31, 2002.

           As of March 31, 2003, options to purchase 195,000 ordinary shares granted to our directors and executive officers under our option plans were outstanding. The weighted average exercise price of these options was $2.4 per share. Of these options, options to purchase 90,000 ordinary shares are currently exercisable or will become exercisable within 60 days of such date.

C.   BOARD PRACTICES

           Our articles of association provide for a board of directors of not less than two and no more than fifteen members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors.

           Our articles of association provide that any director may, by written notice, appoint another person to serve as a substitute director and may cancel such appointment. According to the Israeli Companies Law 1999, or Companies Law, a person may not serve as a substitute director for more than one director and a director may not serve as a substitute director. Any substitute director will have all of the rights and obligations of the director appointing him or her, except the power to appoint a substitute, unless the instrument appointing him provides otherwise, and the right to remuneration. Unless the time period or scope of any appointment is limited by the appointing director, the appointment is effective for all purposes, but will expire upon the expiration of the appointing director's term. To our knowledge, no director currently has appointed any other person as a substitute director.

EXTERNAL DIRECTORS

           Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

     o    an employment relationship;

     o    a business or professional relationship maintained on a regular basis;

     o    control; and

     o    service as an office holder.

           No person can serve as an external director if the person's position or other business creates, or may create, conflict of interests with the person's responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

     o the total number of votes FOR the appointment of the external directors shall include the votes of at least one third of the shares represented at the meeting in person or by proxy, which are not held by controlling shareholders of the company; or

     o the total number of votes AGAINST the appointment of the external directors, among the non-controlling shareholders of the company, shall not exceed 1% of the aggregate voting rights in the company .

           When counting the votes of the non-controlling shareholders, abstentions shall not be included in such calculations.

           An external director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an external director. We compensate our two external directors in accordance with regulations promulgated under the Companies Law.

           The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company's board of directors, which exercises board powers, is required to include at least one external director. However, the audit committee should include all the external directors.

           Following the expiration of Ms. Bruria Lekner's term as our external director, we intend to convene a special general meeting as soon as practical to appoint an additional external director to our company.

EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

           Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, that the company is so permitted under its articles of association.

      Office Holder Insurance

           Our articles of association provide that, subject to the provisions of the law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

     o    a breach of his duty of care to us or to another person;

     o a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

     o a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

      Indemnification of Office Holders

           Our articles of association provide that we may indemnify an office holder against:

     o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court concerning an act performed in his capacity as an office holder; and

     o reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

                     Under the Companies Law, these provisions are subject to shareholder approval.

      Limitations on Insurance and Indemnification

           The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

     o a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     o a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

     o any act or omission done with the intent to derive an illegal personal benefit; or

     o    any fine levied against the office holder.

           In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

           We have obtained directors and officers liability insurance.

AUDIT COMMITTEE

           Under the Companies Law, the board of directors of any public company, as defined by the Companies Law, must appoint an audit committee comprised of at least three directors, including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer and a controlling shareholder or its relative and any director employed by the company or who provides services to the company on a regular basis. Following the expiration of Ms Bruria Lekner's term as our external director, Messrs. Itzhak Gat and Amnon Harari serve as the members of our audit committee. We intend to convene a special general meeting as soon as practical to appoint an additional external director to our company. The elected external director will serve as the third member of our Audit Committee.

           The role of the audit committee is to examine flaws in the our business management, in consultation with the internal auditor and our independent accountants, and suggest appropriate course of action.

           In addition, the approval of the audit committee is required to effect specified actions and transactions with office holders and interested parties. An interested party is defined in the Companies Law as a 5% or greater shareholder, any person or entity who has the right to designate one or more directors or the general manager of the company or any person who serves as a director or as a general manager. An audit committee may not approve an action or a transaction with an interested party or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one external director was present at the meeting in which such approval was granted.

           In addition to the audit committee, our board of directors has formed a finance committee, which advises the board of directors on finance issues.

MANAGEMENT EMPLOYMENT AGREEMENTS

           We have entered into employment agreements with each of our executive officers. These agreements contain various provisions, including provisions relating to assignment of intellectual property rights to us and confidentiality and are in effect until terminated by either party upon advance notice or otherwise in accordance with the terms of the particular agreement. All of these agreements also contain non-competition provisions. Under the Companies Law, in a public company, as defined in the Companies Law, the chief executive officer may not serve as the company's chairman of the board. However, the shareholders of the company may approve the service of the chairman of the board also as the chief executive officer, for a period of up to three years, provided, that at least two-thirds of the votes of non-controlling shareholders present and voting at the meeting vote affirmatively.

EMPLOYEE SHARE OPTION PLANS

           We have four employee stock option plans. Options granted under our option plans generally vest over a period of two or three years. Options granted under each plan expire four or five years from the date of grant. Our share option plans are administered by our board of directors. All of our employees are eligible to participate in our option plans. The board of directors has complete discretion to make all decisions relating to the interpretation and operation of our option plans, including the discretion to determine which eligible individuals are to receive an award, and to determine the type, number, vesting requirements and other features and conditions of each award.

           As of March 31, 2003, we have granted options to purchase 1,746,886 ordinary shares. As of March 31, 2003, an additional 70,200 ordinary shares were reserved for issuance pursuant to options issuable under our share option plans.

D.   EMPLOYEES

           As of March 31, 2003, we employed approximately 149 persons, including 21 part time employees, of whom approximately 93, including 16 part time employees, were employed in research and development operations, both internally financed and such that are performed under contracts with our customers, approximately 6, including one part time employee, in marketing and sales, approximately 16 in production, and approximately 34 ,including four part time employees, in administration and management. Our employees who have access to proprietary information are required to sign a nondisclosure agreement covering all of our proprietary information which they might possess or to which they might have access. We believe that we have satisfactory labor relations with our employees and have never experienced a work stoppage.

           We are subject to labor laws and regulations in Israel. We and our Israeli employees are also subject to certain provisions of the general collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. None of our employees is represented by a labor union and we have not experienced any work stoppages.

E.   SHARE OWNERSHIP

           As of March 31, 2003, other than Yaron Sheinman who beneficially owned 948,328 ordinary shares, which represented 8.9% of our outstanding ordinary shares, none of our directors and officers beneficially owned more than 1% of our outstanding equity securities.

           As of March 31, 2003, our directors and officers, as a group, held options to purchase 195,000 ordinary shares, at a weighted average exercise price of $2.4 per share expiring between July 24, 2005 and November 14, 2006.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

           The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2003, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

                                                                                                      PERCENTAGE OF
                                                                NUMBER OF ORDINARY                OUTSTANDING ORDINARY
               NAME                                        SHARES BENEFICIALLY OWNED(1)                 SHARES(2)
   ------------------------------------------              ----------------------------                 ---------
  Elisra Electronic Systems Ltd.(3)(4)                              6,688,358                             55.0%
  48 Mivtza Kadesh Street
  Bnai Brak 51203


  Clal Industries and Investments Ltd.(5)(6)                        1,889,600                             17.73%
  Azrieli Center, Building 3
  Tel Aviv 67023

  Polar Investments Ltd.(5)(7)                                      1,414,129                             13.27%
  Platinum House
  21 Ha'arbah St.
  Tel Aviv 64731

  Yaron Sheinman                                                      948,328                              8.90%
  3 Yasmin
  Karmei Yosef



-----------------------
(1) Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 31, 2003.

(2) Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of March 31, 2003, are treated as outstanding only for the purposes of determining the percent owned by such person or group. The percentage of outstanding ordinary shares is based on 10,660,874 ordinary shares outstanding as of March 31, 2003.

(3) Elisra Electronic Systems Ltd. is a subsidiary of Koor Industries Ltd., referred to as Koor. As a result, Koor effectively has the power to vote the shares held by Elisra.

(4) Includes 1,500,000 ordinary shares issuable upon exercise of an outstanding warrant.

(5)  Each of such entities is publicly traded on the Tel Aviv Stock Exchange.

(6) Includes 694,200 ordinary shares owned by Clal Industries and Technologies Ltd., a wholly owned subsidiary of Clal Industries and Investments Ltd.

(7) Includes 542,929 ordinary shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd. and 871,200 ordinary shares held by Polar Communication Ltd., a company which is publicly traded on the Tel Aviv Stock Exchange, in which Polar Investments Ltd. holds a majority interest. As a result, Polar Investments Ltd. effectively has the power to vote the shares held by Koonras Technologies Ltd. and Polar Communication Ltd.

           As of October 24, 2002, we had approximately 13 shareholders of record with a United States address. As of April 30, 2001, these United States record holders held approximately 825,952 of our ordinary shares, representing approximately 7.75% of our outstanding share capital as of such date.

B.   RELATED PARTY TRANSACTIONS

RELATIONSHIP BETWEEN US AND BVR-T

           Following the consummation of the reorganization plan, BVR-T and us, except as otherwise contemplated in the intercompany agreements referred to below, have operated independently of one another as separate public companies. Mr. Yaron Sheinman, who is BVR-T's director and chief executive officer, serves as our director.

           In connection with the reorganization plan, we and BVR-T entered into several agreements for the purpose of giving effect to the reorganization plan and defining our ongoing relationship. The following is a summary of the such agreements and other arrangements and transactions entered into by us and BVR-T.

INTERCOMPANY AGREEMENTS

      Spin-off Agreement

           Pursuant to the terms of a Spin-off Agreement between us and BVR-T, BVR-T transferred its defense-related operations to us and retained its remaining businesses. Responsibility for the obligations that cannot be related to any of specific field of activity were distributed in proportion to the respective net equity (as defined in the Spin-off Agreement) of each of the companies.

           Liens granted on assets of BVR-T in respect of obligations that were transferred to us were registered on our assets. Similarly, we assumed responsibility for indemnities given in respect of activities transferred to us.

           Legal claims and quasi-legal claims, including arbitration, relating to our rights and obligations, were and in the future will be transferred to, and if unable to be transferred, will be pursued and defended by us.

           Employees of BVR-T whose employment was related to activities transferred to us ceased to be employees of BVR-T and became our employees. We assumed all obligations to such employees, including such obligations relating to the period prior to consummation of the Spin-Off. We received and assumed all existing rights and obligations for such employees in pension funds, severance pay funds, certain other funds, managers' insurance policies and financial and other arrangements. All provisions reflecting obligations to these employees were recorded in our books and the books of BVR-T, respectively.

           We and BVR-T each undertook to indemnify and/or compensate the other (the "Injured Party") for any amount, damage or expense that the Injured Party incurred in consequence of a third-party claim relating to a field of activity of the indemnifying party, concerning events occurring before the effective date of the Spin-Off, provided that the Injured Party has notified the indemnifying party of the third-party claim and has allowed the indemnifying party to manage and defend any such claim. In addition, BVR-T has undertaken to guarantee to our creditors and we have undertaken to guarantee to creditors of BVR-T any and all obligations or indebtedness incurred by BVR-T prior to the effective date of the Spin-off.

           In order not to prejudice the validity of the Spin-Off under Section 105A(1) of the Israeli Income Tax Ordinance, each of the two companies undertook to act in accordance with the provisions of Section 105 of the Israeli Income Tax Ordinance and the provisions of the Israel Income Tax Commission's authorization.

           We and BVR-T undertook to indemnify our controlling shareholders and the controlling shareholders of BVR-T in respect of any tax obligations they incur as a result of the consummation of the Spin-off.

           Each of us and BVR-T may, in the ordinary course of business, enter into certain other leases, operating agreements and other agreements that serve to define various aspects of the relationship that will exist among the parties in the future. None of these agreements, either alone or in the aggregate, is expected to materially affect the results of operations of either of the two companies.

      Corporate Services Agreements

           We entered into corporate services agreements with BVR-T, pursuant to which BVR-T made available to us specific services related to technical documentation and we made available to BVR-T certain bookkeeping services until December 31, 1999. Under these agreements, the parties provided services as requested from time to time. In consideration for BVR-T's performance of the agreement, we reimbursed BVR-T for certain expenses incurred by BVR-T and paid BVR-T based on agreed-to rates. In respect of services we rendered to BVR-T, BVR-T paid us based on agreed-to rates. In addition, each party agreed to indemnify the other with respect to any losses, damages or expenses caused to such party which result from the provision of services unless caused by an intentional act or in bad faith, or by gross negligence on the part of the party providing the services.

      Lease Agreements

           We and BVR-T had entered into a lease agreement, pursuant to which we leased from BVR-T approximately 2,375 square meters of office and manufacturing space and facilities from BVR-T and its subsidiary, Coresma Ltd., in Rosh Ha'ayin, Israel. These facilities were sold by BVR-T to Electra Properties Ltd. and we signed a lease with Electra in August of 1999. In January 2002, we entered into an agreement with BVR-T according to which we amended this lease to include additional 164 square meters which were formerly leased by BVR-T. We paid BVR-T $15,000 in consideration for improvements and furniture which remained in this facility. This agreement was approved by our audit committee and our board of directors in December 2001.

      Technology Transfer and Cross License Agreement

           In order to ensure that we and BVR-T, and each company's respective subsidiaries, own the technology required to pursue and develop their respective fields of activity, we and BVR-T, and certain of our respective subsidiaries entered into an agreement concerning technology transfers and cross licenses between each of the parties (the "Technology Transfer and Cross License Agreement"). Under this agreement, BVR- T transferred to us the rights to co-ownership of BVR-T's intellectual property. We are entitled to exploit such intellectual property for military applications relating to simulation and training systems. In addition, we shall be entitled to exploit such intellectual property for commercial applications relating to simulation and training and for civil aviation related businesses to the extent we determine to enter into these fields of operations. BVR-T will only be entitled to exploit such intellectual property rights for commercial activities that do not conflict with our activities as conducted at the time of the consummation of the reorganization plan. We and BVR-T further agreed not to compete with each other's business activities. In addition, each of us and BVR-T and our respective subsidiaries will be entitled to use the name "B.V.R." in the business activities in which we or they are, or will become, respectively engaged. The agreement will terminate with respect to any party in the event of such party's dissolution, liquidation or the winding up of its business.

           Each of the parties undertook to indemnify any other party and such other party's respective subsidiaries, officers, directors, employees and agents in respect of any losses, damages or expenses resulting from the use by the indemnifying party or its respective subsidiaries, employees, agents and assignees of intellectual property rights transferred to it pursuant to this agreement.

      Loan Agreement

           In November 1998, we and BVR-T entered into a loan agreement, pursuant to which BVR-T agreed to loan us up to $6.5 million. As of December 31, 2000, the loan, including all interest accumulated thereon, amounted to approximately $600,000. Interest on the loan was at the average interest rate we paid to Bank Hapoalim Ltd. on our line of credit. The loan was repaid during the period ending on the first quarter of 2001.

MANAGEMENT SERVICES AGREEMENTS WITH ELISRA ELECTRONIC SYSTEMS LTD.

           On July 27, 2000 we entered into a management services agreement with Elisra Electronic Systems Ltd., our controlling shareholder, pursuant to which we paid Elisra a management services fee of $200,000. The agreement has expired on December 31, 2000. On March 29, 2001, we entered into a second management services agreement with Elisra pursuant to which Elisra provided us with management services during fiscal 2001 for an annual fee of $200,000, which has since expired. On March 18, 2002, we entered into a third management services agreement with Elisra pursuant to which Elisra will provide us with management services during the year 2002 for an annual fee of $200,000. On April 6, 2003 we entered into a fourth management services agreement with Elisra pursuant to which Elisra will provide us with management services during the year 2003 for an annual fee of $200,000. The fourth management agreement has been approved by our audit committee and by our board of directors. See "Item 10. Additional Information - Transactions Requiring Special Approval."

LOAN AGREEMENT WITH ELISRA

           On May 15, 2002, we obtained a $4.0 million credit line from Elisra, our controlling shareholder, under which we borrowed $3.5 million and which bore interest at a rate of three months LIBOR plus 1%. The proceeds of this loan were used to finance our operations in the third quarter of 2002. Following a payment by a customer of approximately $12.5 million the loan was repaid and the credit line was terminated.

TRANSACTION WITH A SUBSIDIARY OF ELISRA

           We purchase specific component that is incorporated into our on-board training systems from Tadiran Spectalink Ltd., a wholly owned subsidiary of Elisra. Purchases from Tadiran Spectalink were approximately $244,000, $1.7 million and $1.2 million for fiscal 2002, fiscal 2001 and fiscal 2000, respectively. As of March 31, 2003, we had no open orders from Tadiran Spectalink. We believe that the terms of our transactions with Tadiran Spectalink are no less favorable to us from those we could have obtained from an unaffiliated third party supplier.

           In November 2002, Elta, a division of IAI, acquired from Koor Industries Ltd. 30% of the outstanding shares of Elisra at such time. Commencing on November 2002 we treat IAI as a related party (See "Item 4 B.--Business Overview--Strategic Relationship.)

SALE OF SHARES TO PRINCIPAL SHAREHOLDERS

SALE OF SHARES TO AN INVESTMENT COMPANY OF BANK HAPOALIM

           Prior to the Spin Off, in February 1998, BVR-T sold an aggregate of 372,827 of BVR-T ordinary shares to an investment company of Bank Hapoalim, or ICBH, for an aggregate purchase price of $3,821,476. In connection with this transaction, BVR-T also issued to ICBH 3-year warrants to purchase an aggregate of 170,102 of BVR-T ordinary shares at a per share exercise price of $14.00. As part of the Spin-Off, ICBH was issued 372,827 of our ordinary shares and warrants to purchase 170,102 of our ordinary shares at an exercise price of $9.70 per share, with the exercise price of its option to purchase ordinary shares of BVR-T being adjusted to $4.30 per share. In May 1999, we agreed to reduce the exercise price of these warrants to $7.628 per share in consideration for ICBH's agreement to exercise the warrants. ICBH then exercised all of these warrants for an aggregate exercise price of $1,297,565.

GRANT OF PHANTOM OPTIONS TO SHREM, FUDIM, KELNER & CO.

           In consideration for services relating to a private placement, we granted Shrem, Fudim, Kelner & Co., the controlling shareholder of ICBH, 200,000 phantom options that grant their holder the right to receive in cash the difference between the price of the share on the date of exercise and $9.00. We had the exclusive right to convert these phantom options into options to purchase 200,000 of our ordinary shares for an exercise price of $9.00 per share. In January 2000, we converted the phantom options into options to purchase 200,000 of our ordinary shares at a purchase price of $9.00 per shares. These options expired on December 11, 2001.

EXERCISE OF OPTIONS BY CLAL

           In May 1999, Clal Industries and Technologies (1997) Ltd. exercised warrants to purchase an aggregate of 365,000 of our ordinary shares for an aggregate exercise price of approximately $2.7 million.

SALES OF SHARES TO ELISRA

           In August 1999, we issued an aggregate of 700,000 of our ordinary shares to Elisra Electronic Systems Ltd., our controlling shareholder, for an aggregate purchase price of $9,100,000. Elisra is a wholly-owned subsidiary of Koor Ltd. In addition, Elisra purchased 760,000 of our ordinary shares from a number of our shareholders, including Aviv Tzidon, Yaron Sheinman, Clal Industries and Investments Ltd. and Poalim Investments Ltd.

           On August 29, 2000, we issued to Elisra 1,000,000 of our ordinary shares and warrants to purchase an aggregate of additional 1,500,000 of our ordinary shares for an aggregate purchase price of $5.0 million. The warrants are exercisable at any time prior to June 25, 2003, at an exercise price of $6.00, which is subject to adjustments upon the occurrence of certain events prior to the exercise of the warrants. As part of this transaction Elisra purchased from Aviv Tzidon (our founder) 996,858 of our ordinary shares for a purchase price of $4.50 per share. Assuming the exercise of all of Elisra's warrants, Elisra, would hold approximately 55.0% of our outstanding shares.

           In connection with the sale of the ordinary shares and the warrant we granted Elisra (i) registration rights with respect to substantially all of our ordinary shares held by Elisra and such ordinary shares issuable upon the exercise of the warrants and (ii) a preemptive right, for as long as Elisra holds 5% or more of our outstanding share capital, to purchase such number of ordinary shares of our future issued equity securities as will be required to maintain Elisra's proportionate holdings in our outstanding share capital.

VOTING AGREEMENT

           On July 19, 2000 Elisra, Clal Industries and Investment Ltd., Clal Industries and Technologies (1997) Ltd., Koonras Technologies Ltd., Polar Communication Ltd. and Yaron Sheinman, entered into a shareholders agreement and terminated a prior agreement between the same parties. Each of the parties to that shareholders agreement agreed, among other things, to vote all of such party's shares in our company in order to cause our board of directors to consist of not more than eleven members. Each party agreed to vote its shares in favor of up to six director nominees designated by Elisra, one director nominee designated by Clal Industries and Investment and Clal Industries and Technologies, as a group, one director nominee designated by Koonras Technologies and Polar Communication, as a group, one director nominee designated by Yaron Sheinman, one external director nominee designated by Elisra and one external director nominee designated by the other parties together. Each such group's and Sheinman's rights to designate a director and to participate in the designation of one external director are subject to the holding by such group, in the aggregate, and Sheinman, of not less than four percent of our outstanding share capital. Elisra's rights to designate director nominees and one external director are subject to Elisra's holding of not less than twenty-four percent of our outstanding share capital.

EMPLOYMENT AGREEMENTS

           We have entered into employment agreements with each of our executive officers. See "Item 6--Board Practices--Management Employment Agreements."

C.   INTERESTS OF EXPERTS AND COUNSEL

           Not applicable.


ITEM 8.    FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

           The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

LEGAL PROCEEDINGS

           We are not a party to any material legal proceeding.

B.   SIGNIFICANT CHANGES

           Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2002.

ITEM 9.    THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

           The following table sets forth the high and low closing price for our ordinary shares as reported by the Nasdaq SmallCap Market and the Over-the-Counter Bulletin Board for the periods indicated:

                                         1998                                                  HIGH               LOW
                                         ----                                                  ----               ---
October 28 - December 31                                                                      $9 7/16            $7 1/4
                                         1999
                                         ----
January 1 - December 31                                                                        $12.63             $7.88
                                         2000
                                         ----
January 1 - December 31                                                                         $9.63             $0.88
                                         2001
                                         ----
January 1 - December 31                                                                         $3.50             $1.00
       January 1 - March 31........................................................             $3.50             $1.50
       April 1 - June 30...........................................................             $2.31             $1.00
       July 1 - September 30.......................................................             $3.50             $2.03
       October 1 - December 31.....................................................             $3.02             $2.40
                                         2002
                                         ----
January 1 - December 31............................................................             $3.00             $0.5
       January 1 - March 31
       April 1 - June 30...........................................................             $2.65             $1.75
       July 1 - September 30                                                                    $2.42             $1.02
       October 1 - December 31.....................................................             $1.07             $0.50
             October 1 - October 31................................................             $1.02             $0.88
             November 1 - November 30..............................................             $1.00             $0.93
             December 1 - December 31..............................................             $1.07             $0.50
                                         2003
                                         ----
       January 1 - March 31........................................................             $1.10             $0.37
             January 1 - January 31................................................             $0.60             $0.47
             February 1 - February 28..............................................             $1.10             $0.37
             March 1 - March 31....................................................             $1.01             $0.90



B.   MARKETS

           Our ordinary shares traded on the Nasdaq SmallCap Market until February 13, 2003. The Nasdaq delisted our ordinary shares after we failed to comply with required listing standards of the Nasdaq SmallCap Market. Since February 14, 2003, our ordinary shares are traded on the Over-the-Counter Bulletin Board under the symbol "BVRSF".

C.   PLAN OF DISTRIBUTION

           Not applicable

D.   SELLING SHAREHOLDERS

           Not applicable

E.   DILUTION

           Not applicable

F.   EXPENSES OF THE ISSUE

           Not applicable

ITEM 10.   ADDITIONAL INFORMATION

A.   SHARE CAPITAL

           Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

OBJECTS AND PURPOSES

           We were first registered under Israeli law on January 6, 1998. Our registration number with the Israeli registrar of companies is 52-004362-1. Our objects and purposes include the development, design, manufacture and marketing of advanced training systems for military objectives and other wide variety of business purposes as set forth in Section 2 of our Memorandum of Association, which was filed with the Israeli registrar of companies.

TRANSACTIONS REQUIRING SPECIAL APPROVAL

           An "office holder" is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager and any person assuming the responsibilities of any of the foregoing positions without regard to such person's title and any other manager who is directly subject to the general manager.

           The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

     o information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

     o    all other important information pertaining to the previous actions.

           The duty of loyalty requires an office holder to act in good faith for the interests of the company and includes a duty to:

     o refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

     o    refrain from any activity that is competitive with the company;

     o refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

     o disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

           Each person listed in the table under "Item 6--Directors, Senior Management and Employees--Directors and Senior Management" is an office holder.

           The Companies Law requires that an office holder disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event, no later than the board of directors meeting in which the transaction is first discussed. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by his or her relative.

           Under the Companies Law, an extraordinary transaction is a transaction:

     o    not in the ordinary course of business;

     o    not on market terms; or

     o likely to have a material impact on the company's profitability, assets or liabilities.

           Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the company's articles of association provide otherwise. A transaction that is adverse to the company's interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the audit committee, before the board approval, and under certain circumstances, by the shareholders of the company. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter. If a majority of the directors has a personal interest in a transaction, these directors are permitted to be present and vote, but shareholder approval is also required.

           Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must satisfy either of the following criteria:

     o the majority of the votes for the approval includes the votes of at least one-third of the total votes of shareholders who are present at the meeting and who have no personal interest in the transaction; the votes of abstaining shareholders shall not be included in the number of the said total votes; or

     o the total number of votes against the approval, among the shareholders who are present at the meeting and who have no personal interest in the transaction shall not exceed 1% of the aggregate voting rights in the company.

           For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see "Item 7--Major Shareholders and Related Party Transactions--Related Party Transactions."

DIRECTORS' COMPENSATION

           Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors. Arrangements as to compensation of directors also require audit committee approval, before board approval, and shareholder approval. Nevertheless, pursuant to our articles of association, our directors who are not our employees or professional services providers shall not be paid any remuneration for their services unless it was approved by the general meeting of our shareholders.

DIRECTORS BORROWING POWERS

           Our board of directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company. Such borrowing powers may be exercised by a majority of the board in accordance with our articles of association.

RIGHTS ATTACHED TO OUR SHARES

           Dividend Rights. Our articles of association provide that our shareholders at a general meeting and upon the recommendation of our board of directors may from time to time, declare such dividend as may appear to be justified but not in excess of our board of directors recommendation. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized in the future, holders of ordinary shares are entitled to receive dividends according to their rights and interest in our profits.

           Voting Rights. Holders of ordinary shares have one vote for each ordinary shares held on all matters submitted to a vote of shareholders. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The ordinary shares do not have cumulative voting rights in the election of directors. As a result, holders of ordinary shares that represent more than 50% of the voting power have the power to elect all the directors to the exclusion of the remaining shareholders.

           Liquidation Rights. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

           Redemption Provisions. We may, subject to applicable law, issue redeemable preference shares and redeem the same.

           Capital Calls. Under our memorandum of association and the Companies Law, the liability of our shareholders is limited to the par value of the shares held by them.

           Preemptive, First Refusal and Co-Sale Rights. All outstanding ordinary shares are validly issued, fully paid and non-assessable and do not have preemptive rights, rights of first refusal or co-sale rights.

           Transfer of Shares. Fully paid ordinary shares are issued in registered form and may be transferred pursuant to our articles of association, unless such transfer is restricted or prohibited by another instrument and subject to applicable securities laws.

MODIFICATION OF RIGHTS

           Unless otherwise provided by our articles of association, rights attached to any class may be modified or abrogated by a resolution adopted in a general meeting approved by a majority of 75% of the voting power represented at the meeting in person or by proxy and voting thereon, subject to the sanction of a resolution passed by majority of the holders of 75% a majority of the shares of such class present and voting as a separate general meeting of the holders of such class.

SHAREHOLDERS' MEETINGS AND RESOLUTIONS

           The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold or represent between them at least 33-1/3% of the outstanding voting shares, unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board may designate. At such reconvened meeting the required quorum consists of any two shareholders present in person or by proxy.

           Under the Companies Law, each shareholder of record will be provided at least 21 calendar days' prior notice of any general shareholders meeting.

           Under the Companies Law and our articles of association, all resolutions of our shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter, subject to certain exceptions provided for under the Companies Law, which require a majority of at least 75% of the shares present. However, the Companies Law requires that any amendment to the articles of association of a company incorporated prior to February 1, 2000, shall be approved by holders of at least 75% of the voting rights represented at the meeting, in person or by proxy, and voting thereon, unless the articles are amended to the effect of requiring a different majority.

                     Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders, such as in voting in the general meeting of shareholders on the following matters:

     o    any amendment to the articles of association;

     o    an increase of our authorized share capital;

     o    a merger; or

     o approval of certain actions and transactions which require shareholder approval.

           In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

           Our annual general meetings are held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual general meeting) and at such place determined by our board. All general meetings other than annual general meetings shall be called extraordinary general meetings. Our board may, whenever it thinks fit, convene an extraordinary general meeting at such time and place as it determines, and shall be obligated to do so upon a requisition in writing in accordance with the Companies Law.

LIMITATION ON OWNING SECURITIES

           The ownership of our ordinary shares by nonresidents of Israel is not restricted in any way by our memorandum of association and articles of association or the laws of the State of Israel, except for citizens of countries, which are in a state of war with Israel, who may not be recognized as owners of our ordinary shares.

MERGERS AND ACQUISITIONS UNDER ISRAELI LAW

           The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of at least 75% of its shares, at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholders vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the other party, or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for the approval of the merger has been filed with the Israeli Registrar of Companies.

           The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no existing 25% or greater shareholder in the company. If there is no existing 50% or greater shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the laws of the country in which the shares have been offered to the public or in which the shares are listed for trading on an exchange, including the rules and regulations of such exchange, there is either a restriction upon any acquisition of control to any extent, or the acquisition of control to any extent requires the purchaser to make a tender offer to the public.

           If following any acquisition of shares, the acquirer will hold 90% or more of the company's shares or of a class of shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If the shareholders who declined the tender offer hold 5% or less of the company's outstanding share capital or class of shares, all the shares that the acquiror offered to purchase will be transferred to it. However, the tendered shareholders may seek to alter the consideration by court order.

                     MATERIAL CONTRACTS

           For a summary of our other material contracts, see "Item 4 - Information on the Company--Strategic Relationship."

           On October 29, 1999, we entered into our first contract with the Republic of Korea Air Force to supply it with Ehud ACMI systems. We are the prime contractor for this project. We have targeted the Republic of Korea as a strategic market with a significant growth potential and accordingly, in order to win this contract over first tier competitors, we priced the contract at approximately $43 million, although such price does not provide us with expected profits. As in substantially all of our contracts, this contract is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete the deliveries under this project during the fourth quarter of 2003, at which time the two years warranty period shall commence.

           On December 22, 2000 we entered into an agreement with the Government of a country in Southeast Asia, for the supply of a full mission simulator for F-16 fighter aircraft. The contract price is of approximately $20.0 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the fourth quarter of 2003. We expect revenues from this project to become a substantial portion of our revenues in the year ending December 31, 2003.

           In September 2001, we entered into an agreement with Aermacchi S.p.A., a leading manufacturer and producer of modern military training aircraft in Europe, for the supply of a MB339 training aircraft full mission simulator and three years of logistical support. The contract price is $7.1 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the second quarter of 2003 and enter into the logistical support period. We expect to derive revenues from this project until 2006.

           In February 2001, we entered into an agreement with a foreign defense force for the provision of a cockpit procedural flight trainer. The contract price is approximately $3.7 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete the warranty period of this project during the third quarter of 2003. As of June 30, 2002, we received all the revenues from this project.

           In November 2001, we entered contract for the supply of EHUDtm ACMI System to the Israeli Air Force. We will act as the prime contractor in the performance of this contract and MLM, a division of IAI, will act as our sub-contractor. The purchase package consists of airborne pods and upgraded ground-debriefing stations, and includes a maintenance package. The contract price was NIS 9.9 million, which as of May 31, 2002, equaled $2.0 million, as in substantially all of our contracts, the contract price is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the year 2007. We expect to receive the majority of the considerations from this contract in the year ending December 31, 2003.

           On August 15, 2002 we entered into a contract with a foreign naval force with respect to the delivery of enhancements to a ship-borne, embedded Naval Combat Maneuvering Instrumentation. The contract price is approximately $4.5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2005. As of April 30, 2003, we received $2.0 million under this contract.

           On October 31, 2002 we entered into a contract with the armed forces of an Asian country with respect to the delivery of a simulator. The contract price is a minimum of $1.6 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the first quarter of2004. As of April 30, 2003, we received $295,000 under this contract.

           In April 2003 we entered into a contract with the Air Force of a South-American country for the development and supply of an F-16 training facility. The contract price is approximately $5.0 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2005.

C.   EXCHANGE CONTROLS

           Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in non-Israeli or Israeli currencies. If we make these payments in Israeli currency, they will be freely converted into non-Israeli currencies at the rate of exchange prevailing at the time of conversion. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See "Item 3. Key Information--Risk Factors."


           Non-residents of Israel may freely hold and trade our securities pursuant to the general permit issued under the Israeli Currency Control Law, 1978. Neither our memorandum of association nor the laws of the State of Israel restrict in any way the ownership of our ordinary shares by non-residents, except that these restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

D.   TAXATION

ISRAELI TAX CONSIDERATIONS AND GOVERNMENT PROGRAMS

           The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of certain Israeli and United States tax consequences to purchasers of our ordinary shares and certain Israeli Government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

           On January 1, 2003 Israel's tax laws had undergone a significant tax reform (Amendment 132 to Israel's Income Tax Ordinance (New Version) - 1961) (the "NEW LAW"). The underlying principle of the New Law is to broaden the categories of taxable income, and reduce the tax rates imposed on employment income.

           The New Law includes provisions which impose a tax on capital gains at a rate of up to 15% for Israeli residents, with respect to real capital gains derived from sales of shares of publicly traded companies (which are currently exempt from capital gains tax). Under the New Law, foreign residents will continue to be exempt from capital gains tax on sale of traded securities of Israeli companies.

           HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE,

OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

      General Corporate Tax Structure

           Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

           Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

           The Law for the Encouragement of Capital Investments, 1959 provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.

           Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25% (rather than 36%) for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

           A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period.

           Our requests for designation of our capital investment at our facility in Rosh Ha'ayin as an "approved enterprise" program were approved under the Investment Law. For this approved enterprise, we elected the alternative package of benefits.

           A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding our ordinary shares). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax exemption period or within 12 years thereafter. We must withhold this tax at source, regardless of whether the dividend is converted into foreign currency. See "--Taxation of Ordinary Shares--Taxation of Dividends Paid On Ordinary Shares" and Note 18 to the Consolidated Financial Statements.

           Subject to certain provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the various applicable tax rates. We are not obliged to distribute exempt retained profits under the alternative package of benefits, and we may generally decide from which year's profits to declare dividends. We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend.

           The Investment Center bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

           The Investment Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

           We have derived, and expect to continue to derive, a substantial portion of our income from our approved enterprise facilities. Subject to compliance with applicable requirements, income derived from our approved enterprise facility will be tax exempt for a period of two years after we have taxable income and will be subject to a reduced company tax of up to 25% depending on the extent of foreign shareholders holding our ordinary shares for the following five years.

           Grants under the Law for the Encouragement of Industrial Research and Development, 1984

           Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs which meet certain criteria and are approved by the Research Committee, a governmental committee of the

Office of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure, as determined by the Research Committee, in return for the payment of royalties from the sale of the product developed in accordance with the program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Chief Scientist ranging from 3% to 5% or in some cases, such as ours, ranging from 4% to 6%, on revenues from products developed using such grants until 100-150% of the dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for payment. See "Item 5--Operating and Financial Review and Prospects" and Note 18 to the Consolidated Financial Statements.

           The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations promulgated under the Research Law, in the event that any of the manufacturing is performed outside Israel by any entity other than us, if approval is received from the Office of the Chief Scientist for such foreign manufacturing and the identity of the foreign manufacturers, we may be required to pay increased royalties. If the manufacturing volume that is performed outside of Israel is less than 50%, the total amount to be repaid to the Office of the Chief Scientist may be adjusted to 120% of the grant. If the manufacturing volume that is performed outside of Israel is between 50% and 90% the total amount may be adjusted to 150% of the grant and if it is more than 90%, the total amount may be adjusted to 300% of the grant. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacturing of products developed in the future with Office of the Chief Scientist grants. The letters of approval under which we received the grants do not specifically refer to our manufacturing activities outside of Israel however, we believe that the Office of the Chief Scientist has adequately expressed its consent to such activities. There can be no assurance that the consents granted to date by the Office of the Chief Scientist will be deemed to be adequate under applicable laws and regulations or that such consents will not be reversed or modified in any way or that we will obtain consents for such activities at all from the Office of the Chief Scientist in the future. Failure to comply with the requirements for consents for manufacturing outside of Israel could result in penalties, cancellation of grants and denial of any future applications for grants or for these consents. If the consents obtained from the Office of the Chief Scientist to manufacture our products outside of Israel are terminated or if we are unable to obtain similar consents in the future, our business could be harmed. The technology developed pursuant to the terms of these grants may not be transferred outside of Israel and may be transferred in Israel only subject to the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology in Israel may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and production and the obligation to pay royalties in an amount that may be increased. There can be no assurance that such consent, if requested, will be granted. See "Item 5--Operating and Financial Review and Prospects--Government Grants."

           Effective for grants received from the Office of the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of such grants will be subject to interest equal to the 12 months' LIBOR rate applicable to dollar deposits, that is published on the first business day of each calendar year.

           As governmental incentives, the funds generally available for grants from the Office of the Chief Scientist may be reduced in the future and there is no assurance that the government will not abolish such grants in the future. Even if these grants are maintained, there is no assurance we will receive Office of the Chief Scientist grants in the future. In addition, each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the Research Committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Office of the Chief Scientist. There is no assurance that applications to the Office of the Chief Scientist will be approved and, until approved, the amounts of any such grants is not determinable.

      Tax Benefits and Grants for Research and Development

           Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible, according to Israeli law.

      Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

           According to the Law for the Encouragement of Industry (Taxes), 1969, or the "Industry Encouragement Law," an "Industrial Company" is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency (exclusive of income from certain government loans, capital gains, interest and dividends), is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity. We believe that we currently qualify as an "Industrial Company" within the definition of the Industry Encouragement Law.

           Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

           (a) deduction of purchases of know-how and patents over an eight-year period for tax purposes;

           (b) right to elect under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies; and

           (c) accelerated depreciation rates on equipment and buildings.

           Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

      Special Provisions Relating to Taxation Under Inflationary Conditions

           The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the "Inflationary Adjustments Law," represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be described as follows:

           (a) There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed (soft) assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

           (b) Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

           (c) Gains on certain traded securities, which are normally exempt from tax, are taxable in certain circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

      Capital Gains Tax on Sales of Our Ordinary Shares

           Under current Israeli law, capital gains received by individual shareholders (which are not subject to the provisions of the Inflationary Adjustments Law) upon the sale of our ordinary shares are subject to a 15% tax rate on any capital gain accrued from January 1, 2003. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. Under the New Law, foreign residents will continue to be exempt from capital gains tax on sale of traded securities of Israeli companies.

           Pursuant to the convention between the Governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

           Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income like dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends) we should generally withhold at source income tax at a rate of 25%, unless a different rate applies under a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a resident of the United States will be 25% or 12.5% if the holder is a company which holds, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the date of payment of the dividend. However, under the Law for the Encouragement of Capital Investments, 1959 (the Investments Law), dividends generated by an approved enterprise are taxed at the rate of 15%.

      Foreign Exchange Regulations

           Dividends (if any) paid to the holders of our ordinary shares and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely dollars at the rate of exchange prevailing at the time of conversion. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

           Subject to the limitations described in the next paragraph, the following discussion describes the material United States federal income tax consequences to a holder of our ordinary shares, referred to for purposes of this discussion as a "U.S. Holder", that is:

     o    a citizen or resident of the United States,

     o a corporation created or organized in the United States or under the laws of the United States or of any state,

     o an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or

     o a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     o In addition, certain material aspects of United States federal income tax relevant to a holder other than a U.S. Holder, referred to as a "Non-U.S. Holder," are discussed below.

           This summary is for general information purposes only. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares.

           This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets and does not address the potential application of the alternative minimum tax or United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders, that:

     o    are broker-dealers or insurance companies;

     o    have elected mark-to-marketing accounting;

     o    are tax-exempt organizations;

     o    financial institutions or "financial services entities";

     o hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments;

     o own directly, indirectly or by attribution at least 10% of our voting power;

     o    have a functional currency that is not the U.S. Dollar.

           In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

           Additionally, the discussion does not consider the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a holder other than a U.S. Holder are also discussed below.

           EACH HOLDER OF ORDINARY SHARES IS ADVISED TO CONSULT SUCH PERSON'S OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PERSON OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES.

TAXATION OF ORDINARY SHARES

      Taxation of Dividends Paid on Ordinary Shares

           A U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of ordinary shares.

           U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual's United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. The limitations set out in the Code include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes and will not qualify for the dividends received deduction available to corporations. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.

      Taxation of the Disposition of Ordinary Shares

           Upon the sale, exchange or other disposition of ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a maximum 20% rate of taxation for individuals. Gains and losses recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

      Tax Consequences if We Are a Passive Foreign Investment Company

           We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including the pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value, are held for the production of, or produce, passive income. Passive income includes amounts derived by reason of the temporary investment of funds raised in our public offerings. If we were a PFIC, and a U.S. Holder did not make an election to treat us as a "qualified electing fund" (as described below):

     o Excess distributions by us to a U.S. Holder would be taxed in a special way. "Excess distributions" are amounts received by a U.S. Holder with respect to our stock in any taxable year that exceed 125% of the average distributions received by such U.S. Holder from us in the shorter of either the three previous years or such U.S. Holder's holding period for ordinary shares before the present taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our stock. A U.S. Holder must include amounts allocated to the current taxable year in its gross income as ordinary income for that year. A U.S. Holder must pay tax on amounts allocated to each prior taxable year at the highest rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for income tax.

     o The entire amount of gain that was realized by a U.S. Holder upon the sale or other disposition of ordinary shares will also be rated as an excess distribution and will be subject to tax as described above.

     o A U.S. Holder's tax basis in shares of our stock that were acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent's death but would instead be equal to the decedent's basis, if lower.

           The special PFIC rules described above will not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a "qualified electing fund" in the first taxable year in which the U.S. Holder owns ordinary shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. We have agreed to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event we are classified as PFIC. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service, or IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a PFIC who is a U.S. person must file a completed IRS Form 8621 every year.

           A U.S. Holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the holder's fair market value of the PFIC stock and the adjusted basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

           We believe that we were not a PFIC in fiscal 2001. However, the tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. If we determine that we have become a PFIC, we will notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

      Tax Consequences for Non-U.S. Holders of Ordinary Shares

           Except as described in "Information Reporting and Back-up Withholding" below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

     o such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

     o the Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

     o the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

      Information Reporting and Back-up Withholding

           U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. U.S. Holders are also generally subject to back-up withholding on dividends paid in the United States on ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. U.S. Holders are subject to information reporting and back-up withholding at a rate of 31% on proceeds paid from the disposition of ordinary shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

           Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, ordinary shares, provided that such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

           The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

E.   DIVIDENDS AND PAYING AGENTS

           Not applicable.

F.   STATEMENTS BY EXPERTS.

           Not applicable.

G.   DOCUMENTS ON DISPLAY

           We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

           As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

H.   SUBSIDIARY INFORMATION

           Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY RISK

           All of our sales are made in U.S. Dollars. In addition, a substantial portion of our costs is incurred in dollars. Since the dollar is the primary currency of the economic environment in which we operate, the dollar is our functional currency and, accordingly, monetary accounts maintained in currencies other than the dollar (principally cash and cash equivalents, short-term deposits and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effect of foreign currency remeasurement is reported in current operations.

           The dollar cost of our operations is influenced by the extent to which inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability, as we receive payment in dollars or dollar-linked NIS for all of our sales, while we incur a portion of our expenses in NIS.

           The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:



                                                               ISRAELI INFLATION
  YEAR ENDED       ISRAELI INFLATION       NIS DEVALUATION        ADJUSTED FOR
 DECEMBER 31,           RATE %                 RATE %            DEVALUATION %
 ------------      ------------------     -----------------    -----------------
     1997                 7.0                    8.8                  (1.7)
     1998                 8.6                   17.6                  (7.7)
     1999                 1.3                   (0.1)                  1.3
     2000                 0.0                   (2.7)                  2.7
     2001                 1.4                    9.3                  (7.2)
     2002                 6.5                    7.3                  (0.8)

           A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities payable in NIS, unless those expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

           Because exchange rates between the NIS and the dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations, particularly larger periodic devaluations, will have an impact on our profitability and period-to-period comparisons of our results.

           We entered into currency future contracts and put and call options contracts to reduce our exposure to fluctuations of specific currencies against the dollar, resulting primarily from firm commitments in such currencies.

     As at December 31, 2002, the Company has an obligation to sell $151,000 for a total amount of (pound)108 thousand (recorded as a hedge) in two increments in April and May 2003.

     The fair value of this off-balance sheet instrument amounted to a net asset of $22,000 as of December 31, 2002.

     Subsequent to the balance sheet date, we entered into certain put option for selling $ 2.4 million for NIS 11.5 million (short option). The option expires after various periods ending February 2004.

INTEREST RATE RISK

           We are exposed to interest rate volatility primarily relating to interest rate changes applicable to our withdrawals under our credit lines. Our credit lines bear interest at rates which vary with changes in LIBOR. We do not speculate on the future direction of interest rates. As of December 31, 2002, $15.1 million of our debt bore interest at variable rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

           Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

           Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

           Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

           (a) Within 90 days prior to the filing date of this Annual Report on Form 20-F, we have carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in assuring that all material information relating to our company is made known to them.

           (b) There have been no significant changes in our internal controls or in other factors, which could significantly affect the internal controls subsequent to the date of their evaluation in connection with the preparation of this Annual Report on Form 20-F.

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT

           Not applicable.

ITEM 16B  CODE OF ETHICS

           Not applicable.



                                    PART III

ITEM 17   FINANCIAL STATEMENTS

           We have responded to Item 18 in lieu of this item.

ITEM 18   FINANCIAL STATEMENTS

           The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19    EXHIBITS

           The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

     Exhibit No.       Description

        1.1*        Memorandum of Association of Registrant

        1.2*        Form of Articles of Association

        3.1+ Voting Agreement, dated July 19, 2000, between Clal Industries and Investment Ltd., Clal Industries and Technologies (1997) Ltd., Koonras Technologies Ltd., Polar Communication Ltd., Elisra Electronic Systems Ltd. and Yaron Sheiman.

        4.1+ Management Services Agreement, dated March 29, 2001, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

        4.2** Management Services Agreement, dated March 18, 2002, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

        4.3 Management Services Agreement, dated April 6, 2003, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

        4.4+ Share Purchase Agreement, dated June 25, 2000, between the Registrant and Elisra Electronic Systems Ltd.

        4.5+ Warrant, dated June 25, 2000, issued by the Registrant to Elisra Electronic Systems Ltd.

        4.6+ Lease agreement, dated September 14, 1999, as amended, between BVR Technologies Ltd. and Minrav Holdings Ltd. (an English summary accompanied by Hebrew original)

        4.7+ Lease agreement, dated August 29, 1999, between the Registrant and Electra Real Estate Ltd.(an English summary accompanied by Hebrew original)

         8+         Subsidiaries of the Registrant

        10.1        Consent of Somekh Chaikin, a member of KPMG International

        10.2        Certification pursuant to 18 U.S.C.ss. 1350

        10.3        Certification pursuant to 18 U.S.C.ss. 1250
-----------------
* Incorporated by reference to the Registration Statement on Form 20-F (Commission File No. 0-29884).

** Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2001.

+ Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2000.

                                    SIGNATURE
                                    ---------

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    B.V.R. SYSTEMS (1998) LTD.

                                    By:       /s/ Yoel Katzir
                                       -----------------------------------------
                                         Name:  Yoel Katzir
                                         Title: President and Chief Executive
                                                Officer


                                    By:       /s/ Reuven Shahar
                                       -----------------------------------------
                                         Name:  Reuven Shahar
                                         Title: Chief Financial Officer


Date:  May 13, 2003

                                 CERTIFICATIONS
                                 --------------

I, Yoel Katzir, certify that:

1. I have reviewed this annual report on Form 20-F of B.V.R. Systems (1998) Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 13, 2003


                                            /s/ Yoel Katzir
                                           -------------------------------------
                                          President and Chief Executive Officer


                                 CERTIFICATIONS
                                 --------------
I, Reuven Shahar, certify that:

1. I have reviewed this annual report on Form 20-F of B.V.R. Systems (1998) Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          d. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          e. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          f. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          c. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          d. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: May 13, 2003


                                    /s/ Reuven Shahar
                                  ----------------------------------------------
                                  Chief Financial Officer and Vice President,
                                  Finance

                                                      B.V.R. Systems (1998) Ltd.
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------


CONTENTS


                                                                          PAGE

Report of Independent Auditors                                            F- 2

Consolidated Balance Sheets as of December 31, 2002 and 2001              F- 3

Consolidated Financial Statements as of December 31, 2002
  and 2001                                                                F- 4

Consolidated Statements of Operations for the years
  ended December 31, 2002, 2001 and 2000                                  F- 5

Statements of Changes in Shareholders' Equity for the years
  ended December 31, 2002, 2001 and 2000                                  F- 6

Consolidated Statements of Cash Flows for the years
  ended December 31, 2002, 2001 and 2000                                  F- 7

Notes to Consolidated Financial Statements                         F- 9 - F- 53

INDEPENDENT AUDITORS' REPORT TO THE
SHAREHOLDERS OF B.V.R. SYSTEMS (1998) LTD.

We have audited the accompanying consolidated balance sheets of B.V.R. Systems
(1998) Ltd. (the Company) and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operation, changes in shareholders' equity and cash flows for each of the years in the three years ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations, changes in shareholders' equity and cash flows for each of the years in the three years ended December 31, 2002, in conformity with accounting principles generally accepted (GAAP) in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three years ended December 31, 2002 and shareholders' equity as of December 31, 2002 and 2001 to the extent summarized in Note 22 to the consolidated financial statements.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
A member of KPMG International

March 26, 2003


CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------


                                                                                   2002                    2001
                                                                               -------------           -------------
                                                                    NOTE       US$ THOUSANDS           US$ THOUSANDS
                                                                    ----       -------------           -------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                             3               860                   1,390
Restricted bank deposits                                              4             4,266                   4,253
Trade receivables                                                     5            15,700                  20,149
Work in progress                                                      6               328                    * 19
Other receivables and prepaid expenses                                7               827                 * 1,062
Inventories                                                           8             1,817                   1,376
                                                                               -----------              ----------

Total current assets                                                               23,798                  28,249
                                                                               -----------              ----------

INVESTMENTS, LOANS AND LONG-TERM RECEIVABLES                          9               584                   1,260

FIXED ASSETS                                                         10

Cost                                                                                9,380                   8,807
Less - accumulated depreciation                                                     7,724                   6,864
                                                                               -----------              ----------

Fixed assets, net                                                                   1,656                   1,943
                                                                               -----------              ----------


TOTAL ASSETS                                                                       26,038                  31,452
                                                                               ===========              ==========

*          Reclassified

/s/ Yuval Yanai
------------------------------------
Yuval Yanai
Chairman of the Board of Directors

/s/ Yoel Katzir
-------------------------------------
Yoel Katzir
President and Chief Executive Officer

Date of approval of the financial statements:  March 26, 2003

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                                         B.V.R. Systems (1998) Ltd.
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31
------------------------------------------------------------------------------------------------------------------------------------


                                                                                           2002                     2001
                                                                           NOTE       US$ THOUSANDS             US$ THOUSANDS
                                                                           ----       -------------             -------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term bank credit                                                      11              15,083                    12,002
Trade payables                                                              12               8,461                     8,513
Excess of advances from customers over amounts
 recognized as revenue                                                      13               1,290                   * 3,897
Other payables and accrued expenses                                         14               4,325                   * 4,294
                                                                                          ---------                 ---------

Total current liabilities                                                                   29,159                    28,706
                                                                                          ---------                 ---------

LONG-TERM LIABILITIES
Liability for employee severance benefits, net                              15                 509                       584
                                                                                          ---------                 ---------


COMMITMENTS AND CONTINGENCIES                                               17


SHAREHOLDERS' EQUITY (DEFICIT)                                              16
Share capital                                                                                2,529                     2,529
Additional paid-in capital                                                                  21,408                    21,408
Accumulated deficit                                                                        (27,567)                  (21,775)
                                                                                          ---------                 ---------

                                                                                            (3,630)                    2,162
                                                                                          ---------                 ---------
                                                                                          ---------                 ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                  26,038                    31,452
                                                                                          =========                 =========


*          Reclassified.

                                                                                                         B.V.R. Systems (1998) Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------


                                                                                2002                  2001                2000
                                                                               -------               -------             -------
                                                                   NOTE                         US$THOUSANDS
                                                                   ----        -----------------------------------------------------
Income from sales                                                  20A         26,295                 42,550               23,308
Income from royalties and commissions                              20B              4                  1,451                2,061
                                                                              --------              ---------             --------

                                                                               28,290                 44,001               25,369

Cost of sales                                                      20C         23,715                 35,845               25,971
                                                                              --------              ---------             --------

Gross profit (loss)                                                             4,575                  8,156                 (602)
                                                                              --------              ---------             --------

Operating expenses:
Research and development                                                        1,554                  1,081                2,870
Selling and marketing                                                           2,363                  1,915                2,194
General and administrative                                                      4,577                  5,029                4,676
                                                                              --------              ---------             --------

Operating profit (loss)                                                        (3,919)                   131              (10,342)


Financing expenses                                                 20D         (1,036)                (1,443)              (1,724)
Financing income                                                   20D            181                    701                  787
Other expenses, net                                                20E           (140)                  (319)                 (31)
                                                                              --------              ---------             --------

Loss before income taxes                                                       (4,914)                  (930)             (11,310)
Income tax expense                                                 18            (878)                     -               (1,974)
                                                                              --------              ---------             --------

Loss after income taxes                                                        (5,792)                  (930)             (13,284)
                                                                              --------              ---------             --------

Net loss for the year                                                          (5,792)                  (930)             (13,284)
Loss per share:                                                               ========              =========             ========
Basic and diluted loss per share
 (in US $)                                                                      (0.54)                 (0.09)               (1.32)
Loss per share:                                                               ========              =========             ========

Weighted average number of ordinary shares outstanding
(in thousands) used in basic and diluted loss per share
 calculation                                                                   10,660                 10,705               10,062
Loss per share:                                                               ========              =========             ========

The accompanying notes are an integral part of the consolidated financial statements.



                                                                                                          B.V.R. Systems (1998) Ltd.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------



                                 NUMBER OF                                                          RETAINED              TOTAL
                              ORDINARY SHARES                                                       EARNINGS           SHAREHOLDERS'
                                (NIS 1                                       ADDITIONAL           (ACCUMULATED             EQUITY
                                PAR VALUE)             SHARE CAPITAL        PAID-IN CAPITAL          DEFICIT)            (DEFICIT)
                                ----------             -------------        ---------------      -------------          ------------
                                                       US$ THOUSANDS        US$ THOUSANDS        US$ THOUSANDS         US$ THOUSANDS
                                                       -------------        -------------        -------------         -------------

BALANCE AS AT
 JANUARY 1, 2000                 9,636,365                 2,275               16,667                (7,561)               11,381

CHANGES DURING 2000
Issuance of ordinary                                                                                      -
 shares                          1,000,000                   248            (1) 4,701                                       4,949
Exercise of stock options           23,336                     6                   40                     -                    46
                                -----------            ----------           ----------             ----------           ----------
Net loss for the year                    -                     -                    -               (13,284)              (13,284)

BALANCE AS AT
DECEMBER 31, 2000               10,659,701                 2,529               21,408               (20,845)                3,092

CHANGES DURING 2001
Net loss for the year                    -                     -                    -                  (930)                 (930)
                                -----------            ----------           ----------             ----------           ----------

BALANCE AS AT
 DECEMBER 31, 2001              10,659,701                 2,529               21,408               (21,775)                2,162

CHANGES DURING 2002
Issuance of ordinary
 shares                              1,173                 (2) -                    -                     -                     -
Net loss for the year                    -                     -                    -                (5,792)               (5,792)
                                -----------            ----------           ----------             ----------           ----------

BALANCE AS AT
 DECEMBER 31, 2002              10,660,874                 2,529               21,408               (27,567)               (3,630)
                                ===========            ==========           ===========            ===========          ===========



(1) Net of issuance expenses of US$ 50 thousand.

(2) Represents an amount less than US$ 1 thousand.


The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                        B.V.R. Systems (1998) Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------------------------------------------------------------------------------------------



                                                                                           YEAR ENDED DECEMBER 31
                                                                         -----------------------------------------------------------
                                                                            2002                  2001                  2000
                                                                         ------------          ------------          ------------
                                                                                              US$ THOUSANDS
                                                                         -----------------------------------------------------------

CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss for the year                                                         (5,792)                 (930)              (13,284)
Adjustments to reconcile net income to net cash used in
 operating activities (A)                                                      2,728               (11,032)               10,949
                                                                         ------------          ------------          ------------

Net cash used in operating activities                                         (3,064)              (11,962)               (2,335)
                                                                         ------------          ------------          ------------

CASH FLOWS USED IN INVESTING ACTIVITIES
Purchases of fixed assets                                                       (535)                 (324)                 (689)
Proceeds from sale of fixed assets                                                 3                     -                    74
Increase in long-term deposits                                                    (8)                    -                   (30)
Withdrawal of long-term deposits                                                   -                    47                    24
Decrease (increase) in restricted bank deposits                                  (13)                3,324                (2,333)
Changes in loans to employees                                                      6                    (9)                    2
                                                                         ------------          ------------          ------------

Net cash provided by (used in) investing activities                             (547)                3,038                (2,952)
                                                                         ------------          ------------          ------------

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term loan from B.V.R. Technologies Ltd., net                                 -                  (642)               (2,168)
Short-term bank credit, net                                                    3,081                (1,269)                6,897
Proceeds from issuance of shares (net of
 issuance expenses)                                                                -                     -                 4,949
Proceeds from exercise of share options                                            -                     -                    46
                                                                         ------------          ------------          ------------

Net cash (used in) provided by financing activities                            3,081                (1,911)                9,724
                                                                         ------------          ------------          ------------

Increase (decrease) in cash and cash equivalents                                (530)              (10,835)                4,437
Cash and cash equivalents at the beginning of the year                         1,390                12,225                 7,788
                                                                         ------------          ------------          ------------

Cash and cash equivalents at the end of the year                                 860                 1,390                12,225
                                                                         ============          ============          ============


The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                          B.V.R. Systems (1998) Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
------------------------------------------------------------------------------------------------------------------------------------



                                                                                               YEAR ENDED DECEMBER 31
                                                                                 2002                 2001                 2000
                                                                            ------------          ------------          ------------
                                                                                                    US$ THOUSANDS
                                                                            --------------------------------------------------------
A.         ADJUSTMENTS TO RECONCILE NET INCOME TO NET
           CASH USED IN OPERATING ACTIVITIES

Income and expenses not involving cash flows:
Write down of investment in non-traded securities                                 -                     -                    50
Loss (gain) on sale of fixed assets                                              (1)                    2                   (19)
Erosion of long-term deposits                                                    28                     -                     -
Depreciation and amortization                                                   882                   903                   906
Increase (decrease) in liability for employee
 severance benefits, net                                                        (75)                  137                   (54)
Write down of investment in marketable securities                               141                   317                     -
Deferred income taxes, net                                                      318                  (318)                1,063
                                                                           ---------              --------              --------
                                                                              1,293                 1,041                 1,946
                                                                           ---------              --------              --------

Changes in operating asset and liability items:
Decrease (increase) in trade receivables                                      4,449                (4,515)               (8,966)
Decrease (increase) in other receivables and
 prepaid expenses                                                              (160)                 (135)                  598
Decrease (increase) in work in progress                                        (309)                    7                 9,011
Decrease in excess of advances from customers
 over amount recognized as revenue                                           (2,607)               (7,590)                    -
Decrease (increase) in inventory                                               (441)                 (454)                2,577
Increase (decrease) in trade payables                                          (114)                1,397                (7,936)
Increase (decrease) in other payables and accrued
 expenses                                                                        97                (1,141)               13,623
Decrease in non-current receivables                                             520                   358                    96
                                                                           ---------              --------              --------
                                                                              1,435               (12,073)                9,003
                                                                           ---------              --------              --------

                                                                              2,728               (11,032)               10,949
                                                                           =========              ========              ========

B.         NON-CASH OPERATIONS
           Purchases of fixed assets on credit                                   62                     -                     -
                                                                           =========              ========              ========


                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 1 -   GENERAL

     A. B.V.R. Technologies Limited ("B.V.R."), an Israeli company formed in 1986, has been engaged in the development, manufacture and marketing of advanced training and computer-based simulation systems for military applications, and through its subsidiaries, of commercial applications in the fields of telecommunication and entertainment based on virtual reality. On October 23, 1998, B.V.R. executed a Plan of Arrangement (the "Plan" or "the spin off plan") under Sections 233 and 234 of the Israeli Companies Ordinance, pursuant to which B.V.R. was divided into two separate companies: (i) B.V.R. Systems (1998) Ltd. ("The Company"), which owns and operates all of what was B.V.R.'s defense-related business and (ii) B.V.R. itself, which owns and operates all of its existing commercial businesses. The Company, incorporated in Israel, was formed on January 6, 1998 to receive all of the assets and liabilities of the defense-related business of B.V.R., in accordance with the terms of the Plan.

     The principal markets for the Company's products are mainly Europe and the Far East. Most of the Company's customers are either government institutions or entities controlled by governments. Approximately 86% of the Company's revenues during 2002 were provided by three customers and approximately 71% and 77% of the Company's revenues during 2001 and 2000 respectively, were provided by two customers (see Note 20A).

     The Company's business is exposed to numerous risks including product development, technological advancement and the introduction of these products to the world's markets. The Companies engaged in this field are required to invest significant resources and constantly update products. The future success of the Company is dependent upon the technological sophistication, price and quality of its products, and the provision of solutions to meet customers' needs in comparison to competitors.

          B. As part of the Plan, the Company issued ordinary shares to B.V.R.'s shareholders in a manner so that each shareholder of B.V.R. received a quantity of the Company's shares equal to the number of B.V.R.'s shares held.

     In accordance with the spin-off plan, upon the exercise of options by any option holder of B.V.R., the option holder will be issued an equal number of shares of the Company, and the exercise price of both such options will be allocated between B.V.R. and the Company on a 65% - 35% basis of the original price.

          C. In 2000, Elisra Electronic Systems Ltd. ("Elisra") acquired additional holdings through purchases from other shareholders and an issue by the Company. By December 31, 2000, Elisra had acquired control over the Company as a result of a voting agreement executed with the other shareholders (see Note 16C).

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 1 - GENERAL (CON'T)

          D. During 2002, the Company's income totaled only US$ 28.3 million, and it incurred an operating loss of US$ 3.9 million, a net loss of US$ 5.8 million and negative cash flows from operating activities of US$ 3.1 million. In addition, as of December 31, 2002 the Company has a deficiency in its shareholders' equity and a working capital deficit of US$ 3.6 million and US$ 5.4 million, respectively. On the same date, the Company's cash balance was US$ 860 thousand, short-term bank credit totaled US$ 15.1 million and the Company's backlog of orders, which has not yet been recognized as income in the statement of operations, was US$ 26.1 million. Subsequent to balance sheet date, the Company reached agreements with two of its principal bank lenders according to which the repayment date of short-term loans in the aggregate principal amount of US$ 9.0 million, which were scheduled for repayment through November 2003, was deferred until June 30, 2004.

     The Company is confident that the rescheduling of the above mentioned loans together with meeting forecasted cash flows from operating activities for 2003, as well as obtaining orders forecasted in the budget approved by the Board of Directors will enable it to meet its anticipated commitments for at least 12 months following the date of approval of these financial statements.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared in accordance with generally accepted accounting principles in Israel.

          A.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These are management's best estimates based on experience and historical data. Actual results could differ from those estimates.

          B.   FINANCIAL STATEMENTS

1.   Financial statements in U.S. dollars

     The majority of the Company's sales are made outside Israel in U.S. dollars, and a substantial portion of the Company's costs are incurred in U.S. dollars. Accordingly, the Company has determined that the U.S. dollar is the currency of its primary economic environment and thus its functional currency. The Company's reporting currency is also the U.S. dollar.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Transactions denominated in currencies other than U.S. dollars are translated into U.S. dollars using current exchange rates. All foreign currency transaction gains and losses are reflected in the Statements of Operations as financial income or expenses, as appropriate.

          B.   FINANCIAL STATEMENTS (CONT'D)

          2. The financial statements of the Company's subsidiaries are remeasured into the Company's functional currency in the following manner:

                    NON-MONETARY BALANCE SHEET ITEMS - according to the historical exchange rates prevailing on the date of transaction.

                    MONETARY BALANCE SHEET ITEMS - according to exchange rates prevailing at the balance sheet date.

                    ITEMS IN THE STATEMENTS OF INCOME - according to average exchange rates.

                    Translation gains or losses are recorded in the Statements of Operations.

          C.   PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries B.V.R. Pacific Pte. Ltd. a wholly owned subsidiary, ("Pacific") and Inch Inver Invest B.V. (a holding company in the Netherlands which held Pacific). Inter-company transactions and balances, including profits from inter-company sales not yet realized outside the group, have been eliminated in consolidation. During December 2002, Inch Inver Invest B.V. transferred all its assets and liabilities to the Company, including its shares in Pacific.

          D.   CASH EQUIVALENTS

     Cash equivalents are short-term, highly liquid investments originally purchased with maturities of three months or less and that are readily convertible to cash.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

          E.   INVENTORIES

     Inventories (raw materials and components) are stated at the lower of cost or market value. Cost is determined as follows:

     Raw materials and components         - on the "first-in, first-out" method

     Labor and overhead component         - on the basis of direct and allocable
                                            indirect manufacturing cost.

          F.   WORK IN PROGRESS AND ADVANCES FROM CUSTOMERS

     Work in progress is stated at cost which includes direct identified costs and indirect joint costs. Direct costs are charged to a project by identification and indirect joint costs are divided between projects based on the ratio of costs. The net balance of costs stated in the balance sheet as part of current assets is after the deduction of those accumulated costs, which were included in the statement of operations on the basis of the percentage of completion (see Note 2K).

     The excess of accumulated revenues included in the statement of operations over advances from customers in respect of the completed part of the project is classified as trade receivables.

     Excess advances received from customers, after deduction of revenues included in the statement of operation by the percentage of completion method, are classified as current liabilities.

          G.   PROVISION FOR DOUBTFUL DEBTS

     The financial statements include specific provisions for doubtful debts, which, in Management's opinion, adequately reflect the loss inherent in those debts. Management's determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business and an evaluation of the security received from them.

     Doubtful debts which, in the opinion of management, are unlikely to be collected, are written off, based on a Management resolution or if they exceed a specified amount.

          H.   FIXED ASSETS

     Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

           Annual rates of depreciation are as follows:

                                                                        %
                                               ---------------------------
           Computers                                            20 - 33.3
           Motor vehicles                                              15
           Manufacturing equipment                                10 - 15
           Office furniture and equipment                          6 - 15
           Leasehold improvements              Over the term of the lease


          I.   PROVISION FOR WARRANTIES

     The Company provides warranties on sales of systems to certain customers for periods of up to 24 months. The provision is computed on the basis of specific management evaluations.

          J.   MARKETABLE SECURITIES

     Investments in marketable securities that are not designated for sale in the short-term are carried at cost, except where market value is lower than cost and the impairment in value is deemed to be other than temporary. An impairment in the value of marketable securities is charged to earnings and a new cost basis for the security is established.

          K.   REVENUE RECOGNITION

     The Company follows the requirements defined in Israel Accounting Standard No.4 ("the Standard"). The Standard requires that income from the execution of long-term contract work should be recognized according to the "percentage of completion" method. The percentage of completion is computed based on the project's total execution costs which reflect the progress of its completion, and which mainly include: salaries, material costs and subcontractor charges.

     Revenues ascribed to each period are the amounts of gross profits earned on such contracts during the period plus the costs incurred during the period (excluding cost of materials that have not yet been used and costs incurred for subcontracted work that is still to be performed).

     In accordance with the Standard, the accumulated results of project execution work are recorded currently. The periodic report of income and expenses from project execution work covers the full turnover, including such turnover in respect of which an earnings forecast cannot be estimated at the time of reporting, but from which it can be determined that the recovery of expenses incurred is probable. In such cases, full expenses incurred are currently charged against income at the level of such expenses ("nil net margin presentation").

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     The initial adoption of the Standard by the Company had no effect on the Company's financial statements as at January 1, 2000.

     Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

     Royalty revenues are recorded mainly on the cash basis.

     As to management's estimates and assumptions - see Note 2A above.

          L.   RESEARCH AND DEVELOPMENT COSTS

           Research and development costs are charged to the Statement of Operations, as incurred.

          M.   SELLING AND MARKETING COSTS

     Selling and marketing costs which can be identified clearly and unmistakably with the individual project and with it alone are charged to the costs of work in progress.

     Costs that cannot be so identified are charged to selling and marketing expenses in the statement of operations.

          N.   INCOME TAXES

     Taxes on income for all periods presented have been computed on the basis of income tax rates applicable to the Company as a separate stand-alone entity.

     The Company accounts for income taxes under the liability method of accounting for income taxes.

     Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities as well as losses carried forward, and are measured using the prevailing tax rates and laws that will be in effect when the differences are expected to be utilized. The main factors, in respect of which deferred taxes were not calculated, are as follows:

     1. Adjustments relating to the change in the purchasing power of the shekel (which is the basis for computation of taxable income of the Company), in respect of private motor vehicles, according to the rules determined by the Israeli Institute of Certified Public Accountants.

     2. Realization of investment in a subsidiary that management intends to retain. Similarly, deferred taxes have not been provided for future taxable distribution from a subsidiary, since it is group policy not to initiate a distribution of dividend that involves additional tax liability.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     Deferred tax assets for future tax benefits from realization are not included where their realization is less than "more likely than not". As such, the Company has recorded a valuation allowance in regard of all its tax losses carried forward as well as for other temporary differences. (See
     Note 18G)

          O.   BASIC AND DILUTED LOSS PER SHARE

     Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus the effect of options and warrants outstanding at year-end the exercise of which is probable. Diluted loss per share is computed based on the weighted average number of ordinary shares used for computing the basic loss per share plus options and warrants which were not included in the basic loss per share calculation and which do not have an anti-dilutive effect.

          P.   ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25") and related interpretations, including the FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" and interpretation of APB 25 issued in March 2000 (FIN No. 44) in accounting for its fixed employee stock options plans. Under APB 25, when the exercise price of the Company's employee stock options equals or is above the market price of the underlying stock on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement No. 123 (see Note 22). The effect of the spin-off on employee options was accounted for in accordance with the guidelines in Emerging Issues Task Force Issue No. 90-9.

          Q.   CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk consist mainly of cash and cash equivalents, restricted bank deposits and trade receivables.

     At December 31, 2002 and 2001, the Company had cash and cash equivalents, and restricted bank deposits which were deposited with major Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

     Trade receivables include amounts billed to customers and various amounts due from transactions arising in the ordinary course of business. Management periodically evaluates the collectibility of these trade receivables and adjusts the allowance for doubtful accounts to reflect the amounts estimated to be doubtful of collection.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

     The Company operates on the basis of agreements it signs with its customers. The Company manages a limited number of projects at the same time, so that a delay in the execution of a project may have a material effect on the financial results. Furthermore, the majority of the Company's transactions in progress are with major customers, see Note 1A.

          R.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair market value of the Company's financial instruments, which are cash and cash equivalents, restricted bank deposits, accounts receivable, and short and long-term debt approximate their carrying value as of December 31, 2002 and 2001. The carrying amounts of the Company's borrowings under its short loan agreements approximate their fair value, since they bear interest that changes according to the LIBOR rate.

          S.   DERIVATIVE FINANCIAL INSTRUMENTS

           Derivative financial instruments, held for hedging, are deferred and recognized when the hedged transactions occur.

           Derivative financial instruments, not held for hedging, are stated in the financial statements at their fair value. Changes in fair value are recognized as they occur.

           The fair value of derivative financial instruments is determined based on their market value and, when there is no market value, then according to a valuation model.

          T.   NEW ACCOUNTING STANDARDS

     1. In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - Decline in Value of Assets. The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

          The Standard applies to financial statements for periods beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the "from here on" method, however a loss from decline in value of an asset, in the amount of the difference between the book value on the commencement date of the Standard and the recoverable amount as at that date, shall be charged to the statement of operations in the category "cumulative effect as at beginning of the year of change in accounting method" if and only if, the said loss was not recognized in the past solely due to the fact that the net non-discounted future cash flows were greater than

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

          the book value. In the opinion of management, adoption of this Standard is not expected to have any material effect on its financial position and/or operating results.

     2. In August 2002, the Israel Accounting Standards Board published Standard No. 14, "Interim Financial Reporting". The standard prescribes the minimum content of an interim financial report, including the disclosure required in the notes, and also prescribes the accounting recognition and measurement principles that should be applied in an interim financial report. Standard No. 14 will become effective for financial statements covering periods beginning on or after January 1, 2003.

     The standard does not require that comparative data for interim periods prior to the date of effect be restated, but if the financial statements include comparative data for interim periods prior to the date of effect, which is not in compliance with the provisions of the standard, a description of the principal differences between the provisions of this standard and the principles by which the comparative data was prepared should be included in the notes to the financial statements.

NOTE 3 -   CASH AND CASH EQUIVALENTS



                                                                                               DECEMBER 31,
                                                                              -----------------------------------------------
                                                                                        2002                      2001
                                                                              ----------------------      -------------------
                                                                                   US$ THOUSANDS             US$ THOUSANDS
                                                                              ----------------------      -------------------
           Linked to the U.S. dollar                                                             13                      308
           In New Israeli Shekels                                                               760                      988
                                                                             -----------------------      -------------------
           Linked to other foreign currencies                                                    87                       94
                                                                             -----------------------      -------------------
                                                                                                860                    1,390
                                                                             =======================      ===================


NOTE 4 -   RESTRICTED BANK DEPOSITS

          A. Cash was deposited in banks in respect of bank guarantees granted to the Company's customers as collateral for the continued performance of work and advances received from the customers. The withdrawal of these deposits is based on the progress in the work and is subject to customer approval. The Company recorded charges on these deposits in favor of the banks that granted the guarantees.


                                                                                                        B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 4 -   RESTRICTED BANK DEPOSITS (CONT'D)

                                                                EFFECTIVE       ----------------------------------------------------
                                                           INTEREST RATE AS AT                     DECEMBER 31,
                                                                                ----------------------------------------------------


                                                                      2002                     2002                     2001
                                                                    ------------           -------------            -------------
                                                                               %           US$ THOUSANDS            US$ THOUSANDS
                                                                    ------------           -------------            -------------

           Composed as follows:
                      Linked to the U.S. dollar                            1.16%                  4,266                    4,253
                                                                                           -------------              -----------

                                                                                                  4,266                    4,253
                                                                                           -------------               -----------
           As for charges, see Note 17D.


NOTE 5 -   TRADE RECEIVABLES

           Open accounts include amounts billed to customers and various amounts due from transactions arising in the ordinary course of business.
           Management periodically evaluates the collectibility of these trade receivables and adjusts the allowance for doubtful accounts to reflect the amounts estimated to be doubtful of collection.

           Customers of the Company in the context of long-term contracts are billed in accordance with milestones determined in the agreements. In respect of the majority of the contracts, advances are paid upon the signing of the contract.

                                                                                                       DECEMBER 31
                                                                                           -----------------------------------
                                                                                                2002                 2001
                                                                                           -------------         -------------
                                                                                           US$ THOUSANDS         US$ THOUSANDS
                                                                                           -------------         -------------
         Open accounts                                                                            8,118                4,300
         Income receivable (1)                                                                    6,992               15,329
         Current maturities of long-term trade receivables                                          520                  520
         Elisra Electronic Systems Ltd. Related party (see
          Note 21A)                                                                                  70                    -
                                                                                           -------------         ------------
                                                                                                 15,700               20,149
                                                                                           =============         ============


           (1) Income receivable represents the excess of the accumulated revenues included in the statement of operation over advances from customers in respect of the completed part of the project or amounts billed which are reflected as open accounts.

                                                                                                     DECEMBER 31
                                                                                         ------------------------------------
                                                                                                2002                 2001
                                                                                          -------------        --------------
                                                                                          US$ THOUSANDS         US$ THOUSANDS
                                                                                          -------------        --------------
         Accumulated amounts recognized as revenues                                              78,797               54,602
         Less - advances from customers and open accounts                                        72,332               40,481
                                                                                          --------------         ------------

                                                                                                  6,465               14,121
         Other income receivable                                                                    527                1,208
                                                                                          --------------         ------------

                                                                                                  6,992               15,329
                                                                                          ==============         ============


                                                                                                        B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 6 -   WORK IN PROGRESS

                                                                                                  DECEMBER 31,
                                                                                   -----------------------------------
                                                                                        2002                 2001
                                                                                   -------------         -------------
                                                                                   US$ THOUSANDS         US$ THOUSANDS
                                                                                   -------------         -------------
         Costs with respect to work-in-progress                                         121,820              125,714
         Less - amounts charged to statement of income                                 (121,492)            (125,695)

                                                                                            328                   19


NOTE 7 -   OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                                               DECEMBER 31,
                                                                                   -------------------------------------
                                                                                        2002                    2001
                                                                                   -------------          -------------
                                                                                   US$ THOUSANDS          US$ THOUSANDS
                                                                                   -------------          -------------
         Government authorities                                                             158                    298
         Employees                                                                           18                     29
         Prepaid expenses                                                                   337                    133
         Deferred income taxes                                                                -                    384
         Others                                                                             565                    440

                                                                                          1,078                  1,284
         Allowance for doubtful accounts                                                   (251)                  (222)

                                                                                            827                  1,062



                                                                                                        B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 8 -   INVENTORIES

                                                                                               DECEMBER 31,
                                                                                   --------------------------------------
                                                                                        2002                    2001
                                                                                    -------------          -------------
                                                                                    US$ THOUSANDS          US$ THOUSANDS
                                                                                    -------------          -------------
         Components for systems manufacturing                                             1,765                  1,325
         Raw materials                                                                       52                     51

                                                                                          1,817                  1,376




                                                                                                        B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 9 - INVESTMENTS, LOANS AND LONG-TERM RECEIVABLES



                                                                                              DECEMBER 31,
                                                                                 -------------------------------------
                                                                                      2002                    2001
                                                                                 -------------           -------------
                                                                                 US$ THOUSANDS           US$ THOUSANDS
                                                                                 -------------           -------------
         Long-term trade receivables (1)(2)                                            1,040                    1,560
         Less - current maturities                                                      (520)                    (520)
                                                                                 -------------           -------------
                                                                                         520                    1,040

         Marketable securities                                                            31                      172
         Loans to employees                                                                -                        2
         Long term deposit                                                                33                       46
                                                                                 -------------           -------------

                                                                                         584                    1,260
                                                                                 =============           =============


          (1) Linked to the U.S. dollar and bearing interest at the rate of 7.8% per year.

          (2)  Aggregate maturities are as follows:

                                                                                                           DECEMBER 31
                                                                                                              2002
                                                                                                          ------------
                                                                                                          US$ THOUSANDS
                                                                                                          ------------
                    First year (current maturities)                                                               520
                    Second year                                                                                   520
                                                                                                          ------------

                                                                                                                1,040
                                                                                                          ============



                                                                                                        B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 10 - FIXED ASSETS



                       COMPUTERS                                                 OFFICE
                     AND ELECTRONIC         MANUFACTURING        MOTOR           FURNITURE AND       LEASEHOLD
                      EQUIPMENT             EQUIPMENT           VEHICLES         EQUIPMENT           IMPROVEMENTS         TOTAL
                     -------------         -------------      -------------     -------------        -------------     -------------
                     US$ THOUSANDS         US$ THOUSANDS      US$ THOUSANDS     US$ THOUSANDS        US$ THOUSANDS     US$ THOUSANDS
                     -------------         -------------      -------------     -------------        -------------     -------------
COST
Balance as at
 December 31,
 2001                     5,694                1,959                 50               852                   252            8,807
Additions                   555                   15                  -                27                     -              597
Disposals                     -                    -                (24)                -                     -              (24)
                     -------------         -------------      -------------     -------------        -------------     -------------
Balance as at
 December 31,
 2002                     6,249                1,974                 26               879                   252            9,380
                     -------------         -------------      -------------     -------------        -------------     -------------

ACCUMULATED
 DEPRECIATION
Balance as at
 December 31,
 2001                     4,627                1,808                 23               339                    67            6,864
Additions                   673                  118                  5                60                    26              882
Disposals                     -                    -                (22)                -                     -              (22)
                     -------------         -------------      -------------     -------------        -------------     -------------
Balance as at
 December 31,
 2002                     5,300                1,926                  6               399                    93            7,724
                     -------------         -------------      -------------     -------------        -------------     -------------

NET BOOK VALUE
 AS AT DECEMBER
 31, 2002                   949                   48                 20               480                   159            1,656
                     =============         =============      =============     =============        =============     =============
NET BOOK VALUE
 AS AT DECEMBER
 31, 2001                 1,067                  151                 27               513                   185            1,943
                     =============         =============      =============     =============        =============     =============



                                                                                                        B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 11 - SHORT-TERM BANK CREDIT

           The weighted average interest rates on short-term bank credit (linked to the U.S. dollar) as at December 31, 2002 and 2001, are 3.7% and 3.8%, respectively. As of December 31, 2002, the Company has utilized all its available credit lines which are due for payment through November 2003. Subsequent to balance sheet date, the Company reached an agreement with its principal bank lenders to reschedule the repayment of short-term loans in the amount of US$ 9 million to June
           2004.

NOTE 12 -  TRADE PAYABLES

                                                                                                     DECEMBER 31,
                                                                                     ---------------------------------------
                                                                                           2002                      2001
                                                                                      -------------            -------------
                                                                                      US$ THOUSANDS            US$ THOUSANDS
                                                                                      -------------            -------------
           Tadiran Spectralink Ltd., related party (see Note 21A)                               27                       6
           Post-dated checks                                                                 1,313                     669
           Others                                                                            7,121                   7,838

                                                                                             8,461                   8,513


NOTE 13 -  EXCESS OF ADVANCES FROM CUSTOMERS OVER AMOUNTS RECOGNIZED AS REVENUE

                                                                                                    DECEMBER 31,
                                                                                       -------------------------------------
                                                                                           2002                     2001
                                                                                       -------------           -------------
                                                                                       US$ THOUSANDS           US$ THOUSANDS
                                                                                       -------------           -------------

           Advances from customers                                                           3,819                  51,467
           Less - accumulated amounts recognized as revenue                                 (2,529)                (47,570)
                                                                                       -------------           -------------

                                                                                             1,290                   3,897
                                                                                       =============           =============
NOTE 14 -  OTHER PAYABLES AND ACCRUED EXPENSES

                                                                                                    DECEMBER 31,
                                                                                       -------------------------------------
                                                                                           2002                     2001
                                                                                       -------------           -------------
                                                                                       US$ THOUSANDS           US$ THOUSANDS
                                                                                       -------------           -------------

           Payroll and related accruals                                                      1,323                   1,407
           Provision for warranty and completion                                               455                     150
           Income taxes payable                                                                966                     892
           Deferred income taxes                                                                 -                      66
           Elisra Electronic Systems Ltd. - related party (see Note 21A)                        68                      52
           Other accrued expenses and accounts payable                                       1,513                   1,727
                                                                                       -------------           -------------

                                                                                             4,325                   4,294
                                                                                       =============           =============


                                                                                                        B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 15 -  LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS, NET

          A. Under Israeli law, the Company is required to make severance payments to dismissed employees and to employees terminating employment under certain other circumstances. The Company's liability for severance pay is fully provided for through insurance policies and by accrual.

     Due to a reduction in salaries effective from October 1, 2002 and in accordance with an agreement between the Company and its employees, the liability for severance pay calculation is divided into two periods, until the salary reduction and onwards. The calculation was based on the number of years of employment until September 30, 2002 multiplied by the latest salary paid as of September, 2002, plus the number of years of employment commencing October 1, 2002 multiplied by the latest salary paid.


                                                                                                   DECEMBER 31,
                                                                                       -------------------------------------
                                                                                           2002                    2001
                                                                                       -------------           -------------
                                                                                       US$ THOUSANDS           US$ THOUSANDS

                     Severance pay                                                          2,096                   1,696

                     Less - amounts funded*                                                (1,587)                 (1,112)
                                                                                       -------------           -------------

                                                                                              509                     584
                                                                                       =============           =============


     * The Company may only withdraw amounts funded for the purpose of severance pay disbursement.

          B.   Severance pay expenses (income) recorded for the years ended
               December 2002, 2001 and 2000 were $(54) thousand, $163 thousand and $247 thousand, respectively.

NOTE 16 -  SHAREHOLDERS' EQUITY

          A. On February 14, 2003, the Company transferred the ordinary shares quote from the Nasdaq SmallCap Market to the Over the Counter
               Bulletin Board (OTCBB) under the symbol BVRSF.

          B.

                                                               AUTHORIZED                            ISSUED AND OUTSTANDING
                                                       ------------------------------              ----------------------------
                                                              DECEMBER 31,                                DECEMBER 31,
                                                       ------------------------------              ----------------------------
                                                          2002                   2001                 2002                  2001
                                                       -----------           -----------           ----------           ----------
                    Ordinary shares of
                    NIS 1.00 par value                 20,000,000            20,000,000            10,660,874           10,659,701
                                                       ===========           ===========           ===========          ===========


                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 16 - SHAREHOLDERS' EQUITY (CONT.)

          C. In June 2000, the Company reached agreement with one of its shareholders, Elisra Electronic Systems Ltd. ("Elisra"), a wholly owned subsidiary of Koor Industries Ltd. Under the agreement (the "Share Purchase Agreement"), the Company issued Elisra one million B.V.R. ordinary shares at US$ 5.00 per share on August 29, 2000, for an aggregate purchase price of US$ 5.0 million. The Company also granted Elisra an option to purchase up to an additional 1.5 million ordinary shares at a price of US$ 6.00 per share which is subject to adjustments if there will be any change in the number of the Company's shares. The option will be valid for three years until June 25, 2003 and may be exercised partially or in whole. Under certain conditions, Elisra will be entitled to a dividend (if distributed), to be paid when the options are exercised.

     The Share Purchase Agreement includes an indemnification provision pursuant to which the Company undertakes to indemnify Elisra for any liability greater than US$ 2.5 million, arising as a result of claims against the Company on part of the Israeli Aircraft Industry Ltd. ("IAI"), relating to the period prior to the cooperation agreement between the Company and IAI (see Note 17A). The Company shall only be obliged to indemnify Elisra for amounts which the Company shall have to compensate IAI in accordance with Elisra's added percentage of holding in the Company as results from the Share Purchase Agreement (not including any increase in the holdings resulting from the exercise of the option granted to Elisra as mentioned above). As at December 31, 2002 and for the three years then ended, no expenses and/or liabilities were recorded by the Company. Management believes that the resolving of disagreements with IAI will not have additional implications on the financial results or the Company's financial situation.

     In addition to the above, during July 2000, Elisra also signed a purchase agreement with Mr. Aviv Tzidon, one of B.V.R.'s founders, for the purchase of all of Mr. Tzidon's shares in the Company and entered into a voting agreement with all other major shareholders pursuant to which Elisra shall have the right to nominate the majority of the members of the Board of Directors of the Company, effective as of August 29, 2000 (the closing date of the above-mentioned transactions) and therefore Elisra has control of the Company. As of December 31, 2002 Elisra holds 46.15% of the Company's shares.

          D. In June 2000, the Board of Directors of the Company approved a plan to grant options for the purchase of up to 1,200,000 ordinary shares to the Company's employees. Each option is exercisable into one ordinary share of the Company at an exercise price equal to the market price of the share on the date of issuance.

     At December 31, 2002, there are 856 thousand options outstanding, after cancellation of those options held by employees who are no longer employed by the Company. The options are exercisable at prices of US$ 1.188 to US$
     4.125 per share. The aforesaid options are exercisable in three equal increments (one third per year) commencing one year after their issuance.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 16 - SHAREHOLDER'S EQUITY (CONT'D)

     Within the framework of the above plan, in July 2000, the Company issued to Mr. Avner Raz, former Chairman of the Board of Directors and former CEO, options to purchase 60,000 ordinary shares of the Company, at an exercise price of US$ 4.25 per each share. The vesting dates of the options are as follows: options to purchase 20,000 ordinary shares of the Company on July 24, 2001; options to purchase 20,000 ordinary shares of the Company on July 24, 2002, and options to purchase 20,000 ordinary shares of the Company on July 24, 2003.

     In August 2001, the Board of Directors resolved to cancel the remaining balance of options that were available for issuance from that option plan.

     For details of employee stock options of the Company, see Note 22.

          E. In February 2000, the Company's Board of Directors approved the grant of up to 300 thousand options to employees of the Company. The options were issued in March 2000 and will be exercisable, after a vesting period, until March 2005 at the price of US$
               7.125 in cash per option. Each option is exercisable into one ordinary share of the Company.

     At December 31, 2002, there are 163 thousand options outstanding, after cancellation of those options held by employees who are no longer employed by the Company.

     For details of employee stock options of the Company, see Note 22.

          F. In August 2001, the Board of Directors of the Company approved an option plan to grant options for the purchase of up to 707,900 ordinary shares to the Company's employees, directors and subcontractors. Each option is exercisable into one ordinary share of the Company at an exercise price equal to the market price of the share on the date of issuance.

     At December 31, 2002, there are 666 thousand options outstanding after cancellation of those options held by employees who are no longer employed by the Company.

     Within the framework of the above plan, in September 2001, the Company issued to Mr. Avner Raz, Chairman of the Board of Directors, options to purchase 60,000 ordinary shares of the Company, at an exercise price of US$
     2.03 per each share.

     The aforesaid options are exercisable in two increments, one third after one year from the date of issuance and two thirds after two years from the date of issuance. The options will expire after three years from the vesting date of each increment.

     For details of employee stock options of the Company, see Note 22.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 16 - SHAREHOLDER'S EQUITY (CONT'D)

          G. Any dividend distributed by the Company will be declared in NIS and paid in U.S. dollars on the basis of the exchange rate prevailing at the date of payment.



NOTE 17 -  COMMITMENTS AND CONTINGENT LIABILITIES

          A.   COOPERATION AGREEMENT

     1. The Company developed, manufactured and marketed the "Ehud" system pursuant to a joint venture agreement entered into in 1992 with the MLM division of Israel Aircraft Industries Ltd. ("IAI") (the "IAI Agreement"). Pursuant to the IAI Agreement, the Company and IAI agreed to jointly develop, manufacture and market the Ehud, with IAI subcontracting certain of the manufacturing and integration work with respect to the Ehud product to the Company. The IAI Agreement expired pursuant to its terms in October 1997.

          During August 1999, the Company signed a new agreement with MLM (MLM Agreement) which governs a joint venture between them and which also provides guidelines for fair competition between them, this without adversely impacting existing agreements previously signed with third parties.

     2. The parties have agreed that the "Ehud" system will be marketed by each of the parties, in various territories, in consideration of the payment of various royalties to the other parties. As part of the MLM Agreement, the following worldwide territories have been delineated:

          a. A territory in which one party operates exclusively while paying the other party royalties at the rate of 4.75%-12.5% of the contract consideration with respect to contracts executed in such countries until 2008. The party receiving the royalty shall not operate in this territory in any manner whatsoever.

          b. A territory in which the parties may compete, with the successful party paying the other party royalties at the rate of 4%-8% of the contract consideration, with respect to contracts executed in such countries until 2008.

          c. Countries not included in a. and b., above, shall be covered by a separate arrangement.

          The agreement, whose terms are set forth above, shall apply to the sale of the "Ehud" systems. With regard to other product, separate royalty payment instructions were set up.

          There are still outstanding disagreements between the parties relating to projects performed prior to entering into the MLM agreement. The MLM agreement provides for a resolution mechanism of such disputes, including by arbitration in case the parties can not reach a mutually agreed resolution. Management believes that the resolving of outstanding disagreements will not have additional implications on the financial results or the Company's financial situation.


     3. In April 1998, the Company signed a teaming agreement with Metric Systems Corporation ("Metric"), pursuant to which Metric shall be a licensed manufacturer of the Company for the fourth-generation Ehud systems, to the global market.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 17 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

          Pursuant to this agreement, the parties mutually agreed to provide each other with components, engineering or manufacturing services, regarding the Ehud systems. This agreement expired in April 2001, except for certain provisions concerning cooperation in a specific country, which will remain effective until May 2003.

     4. During November 2001, the Company and Smiths Aerospace signed a Memorandum of Understanding to pursue an integrated Smiths Airborne Video Solid State Recorder (AVSR) with the Company's airborne embedded training suite ("the Product"). The parties agreed to work towards a teaming agreement that will define the roles of the parties and terms of a program or programs relating to the said Product.

          B.   LEASE COMMITMENTS

The premises occupied by the Company are rented under various operating leases expiring at the end of September 2009. The future minimum annual rental payments as of December 31, 2002 are as follows:

                     YEAR ENDING DECEMBER 31,                US$ THOUSANDS
                     ------------------------                -------------

                     2003                                             454
                     2004                                             467
                     2005                                             467
                     2006                                             467
                     2007 and after                                 1,046
                                                             -------------

                                                                    2,901
                                                             -------------

          C.   SPIN-OFF

In connection with the spin-off plan ("plan") the Company completed several agreements with B.V.R. for the purpose of giving effect to the plan and defining the Company's and B.V.R.'s working relationship, as follows:

     1. The Company and B.V.R. each undertook to indemnify and/or compensate the other (the "Injured Party") for any amount, damage or expense that the Injured Party incurs in consequence of a third-party claim relating to a field of activity of the indemnifying party, concerning events occurring before the effective date of the spin-off, provided that the Injured Party has notified the indemnifying party of the third-party claim and has allowed the indemnifying party to manage and defend such claim. As at December 31, 2002 and for the three years then ended, no expenses and/or liabilities were recorded by the Company. The Company has no information that would indicate that any material payments will be required in respect of this agreement.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 17 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

     2. The Company and B.V.R. entered into an agreement concerning technology transfers and cross licenses between each of the parties (the "Agreement"). Under this agreement, B.V.R. transferred to the Company the rights to co-ownership of B.V.R.'s intellectual property as related to the defense-related operations transferred to the Company pursuant to the spin-off agreement.

     3. B.V.R. will only be entitled to exploit such intellectual property rights for its activities that do not conflict with the Company's activities as conducted at the time of consummation of the Plan other than with respect to applications relating to simulation and training systems for commercial applications which shall be exploited solely by the Company. The Company and B.V.R. further agreed not to compete with each other's business activities.

          D.   CHARGES AND GUARANTEES

     1. In order to provide security for the credit received from banks and for the bank guarantees provided in favor of the Company, the Company registered first degree fixed and floating liens on money deposits, a floating lien on all its property, assets and related insurance benefits and a floating lien on its unpaid share capital, its goodwill and its plant, assets and rights.

     2. The Company has deposited cash and cash equivalents with certain financial institutions that have issued guarantees on behalf of the Company in favor of its customers. In order to fulfill the above-mentioned commitment, the Company placed a charge on its bank deposits (including the insurance rights attached thereto), which amounted to US$ 4,266 thousand at balance sheet date.

     3. The secured liabilities and guarantees (secured by a debenture) are as follows:

                                                              DECEMBER 31,
                                               ---------------------------------
                                                    2002                2001
                                               ---------------     -------------
                                                US$ THOUSANDS      US$ THOUSANDS
                                               ---------------     -------------

          Short-term credit from banks                 15,083            12,002
                                                ==============     =============

          Performance guarantees (1)                    6,732            12,680
                                                ==============     =============


          Advance payment guarantees (1)               16,378            15,464
                                                ==============     =============

          Other bank guarantees (1)                     4,414            4,937
                                                ==============     =============

          (1)  The guarantees are provided by banks in favor of the Company.


     The expiration dates of the guarantees are from January 31, 2003 to December 31, 2006.

     Bank charges on those guarantees are attributed to financial expenses.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 17 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

          E.   LIABILITY FOR WARRANTY AND COMPLETION

          The Company has made provision for warranty and completion for some of its completed projects, in accordance with management judgment and based on past experience. The changes in this Provision during 2002 are as follows:


                                                                 US$ THOUSANDS
                                                                 -------------

                     Balance at December 31, 2001                          150
                     Changes during year                                   305
                                                                 -------------
                     Balance at December 31, 2002                          455
                                                                 =============
          F.   MANAGEMENT AGREEMENT WITH THE SHAREHOLDERS

     The Company reached an agreement with Elisra concerning management services to be provided to the Company by Elisra.

     For each of the three years ended December 31, 2002, the Company paid to Elisra US$ 200 thousand.

          G.   COMMITMENT TO INDEMNIFY SHAREHOLDERS

     Regarding the Company's commitment to indemnify Elisra for amounts which the Company shall have to compensate IAI, See Note 16C.

          H.   DERIVATIVE FINANCIAL INSTRUMENTS

     The Company enters, from time to time, into foreign currency future contracts and put and call options contracts to reduce the impact of fluctuations of certain currencies against the U.S. dollar resulting primarily from firm commitments not denominated in U.S. dollars. Gains or losses resulting from qualified hedges of firm commitments are deferred and recognized when the hedged transactions occur, while results of transactions which do not meet all the criteria specified in SFAS No. 52 and SFAS No. 80 are recorded as financial income or expense.


     As at December 31, 2002, the Company has an obligation to sell US$ 151 thousand for a total amount of (pound) 108 thousand (recorded as a hedge).

     The fair value of this off-balance sheet instrument amounted to a net asset of US$ 22 thousand as of December 31, 2002.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 17 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

I.         INFORMATION ON CONTRACTS FOR LONG-TERM PROJECTS


                                                                               DECEMBER 31         DECEMBER 31        DECEMBER 31
                                                                               2002 AND THE        2001 AND THE       2000 AND THE
                                                                            YEAR THEN ENDED      YEAR THEN ENDED    YEAR THEN ENDED
                                                                            ---------------      ---------------    ---------------
                                                                              CONTRACTS FOR        CONTRACTS FOR      CONTRACTS FOR
                                                                                   PROJECTS             PROJECTS           PROJECTS
                                                                            ---------------       --------------    ---------------
                                                                              US$ THOUSANDS        US$ THOUSANDS      US$ THOUSANDS
                                                                            ---------------       --------------     --------------

           Amount of contracts for long-term projects
            signed during the year                                                6,123              12,291              20,801
                                                                            ===============       ==============     ==============

           Portion of the accumulated amount of contracts for long-term
             projects not yet recognized as income at the year end               20,225              38,152              65,845
                                                                            ===============


NOTE 18 -  INCOME TAXES

          A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law (see Note 18C hereunder), the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

          B. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 ("THE LAW")

     According to the law the Company's production facilities in Jerusalem have been granted "approved enterprise" status. Pursuant to the aforementioned law, the Company was entitled to tax benefits on its undistributed income arising from the "approved enterprise", for a period of seven years ended 1995.

     In addition, in 1998, the Company applied for approval of the expansion of its facilities in Rosh Ha'ayin ("the second plan").

     In addition, in 2001 the Company filed a request for an additional new plan to expand its production facilities in Rosh Ha'ayin ("the third plan"). The request was approved in 2002.

     Pursuant to the aforementioned law the Company will be entitled to a full exemption on its taxable income arising from the second and third plan for a period of two years and a reduced tax rate of 25% for an additional five years from the date on which the investments are significantly completed and the Company has taxable income as defined by the law.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 18 - INCOME TAXES (CONT'D)

     The benefits to which the Company will be entitled, will be granted on the proportionate part of the income, deriving from a future increase in its income in excess of the base turnover, which is not entitled to benefits. The utilization of the seven years of benefits for the second and third plan is limited to 2012 and 2016, respectively.

     As of December 31, 2002, due to losses, the Company had not yet utilized the tax benefits provided in the second plan.

     The tax exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The Company's Board of Directors has determined that such tax exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

     If the retained tax exempt income is distributed in a manner other than the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 25%). As at December 31, 2002 the Company has accumulated losses.

     The aforementioned benefits are conditional upon compliance with the terms and regulations as prescribed by law, and the approvals according to which the investments were carried out. Non compliance with the terms may result in the cancellation of the benefits, in whole, or in part, and the refund of the benefit amounts in addition to accrued interest.

     As of the date of the financial statements, the Company's management is of the opinion that it is in compliance with all of the aforementioned terms.

          C. MEASUREMENT OF TAXABLE INCOME UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985

     Under this law, taxable income is measured in real terms, in accordance with the changes in the Israeli CPI.

          D.   TAX RATES APPLICABLE TO INCOME FROM OTHER SOURCES IN ISRAEL

     Income derived from sources other than the approved enterprise is not eligible for the aforementioned benefits and is taxed at the regular rates of 36% for 2002, 2001 and for 2000.

          E.   TAXATION OF FOREIGN SUBSIDIARIES

     The subsidiaries in the Netherlands and the Far East are taxed under the tax laws in force in those countries.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 18 - INCOME TAXES (CONT.)

          F.   ISRAEL TAX REFORM WITH EFFECT FROM JANUARY 1, 2003

     During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel. The main provisions of the tax reform that may affect the Company are as follows:

     1.   Transfer pricing of international transactions with related parties.

          The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. Detailed provisions are to be included in Income Tax Regulations that have yet to be issued. Although the Company considers that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of the said Regulations.

     2.   Employee stock incentive plans.

          The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company is considering the alternatives.

     3.   Controlled foreign company (CFC).

          The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged to tax on passive income of foreign affiliates as if it had received a dividend from such companies.

     4. Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

     5. The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

          G.   DEFERRED INCOME TAXES

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 18 - INCOME TAXES (CONT.)

          income tax purposes. Deferred tax assets for future tax benefits from realization are included where their realization is "more likely than not". As such, the Company has recorded a valuation allowance in regard of all its tax losses carried forward as well as for other temporary differences.

          Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                                              DECEMBER 31,
                                                                                   -----------------------------------
                                                                                        2002                  2001
                                                                                   --------------        -------------
                                                                                   US$ THOUSANDS         US$ THOUSANDS
                                                                                   --------------        -------------
         Deferred tax assets:
             Provision for vacation                                                         175                   177
             Liability for employees severance pay                                          183                   210
             Net operating loss carryforwards                                            11,524                 9,020
             Research and development costs, net                                            469                   537
                                                                                   --------------        -------------
                                                                                         12,351                 9,944
                                                                                   --------------        -------------

         Deferred tax liabilities
             Deferred financing income                                                       -                    (66)
             Others                                                                         (18)                  (24)
                                                                                   --------------        -------------
                                                                                            (18)                  (90)
                                                                                   --------------        -------------

                                                                                         12,333                 9,854
         Less: Valuation allowance                                                      (12,333)               (9,536)
                                                                                   --------------        -------------

         Deferred tax asset                                                                  -                    318
                                                                                   ==============        =============


                                                                                                          B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           DECEMBER 31,
                                                                                              -----------------------------------
                                                                                                    2002                  2001
                                                                                               -------------         -------------
                                                                                               US$ THOUSANDS         US$ THOUSANDS
                                                                                               -------------         --------------
         The deferred tax asset reported at the balance sheet date is presented as follows:
         Current assets                                                                                  -                    384
         Current liabilities                                                                             -                    (66)
                                                                                               -------------         --------------
                                                                                                         -                    318


          If the undistributed earnings of the Singapore subsidiary of approximately US $ 136 thousand were distributed as a dividend, additional taxes of approximately US$ 34 thousand will be payable (see
          Note 2N2).

                                                                                                          B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 18 - INCOME TAXES (CONT'D)

H. A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:


                                                                                                   DECEMBER 31,
                                                                          ----------------------------------------------------------
                                                                              2002                 2001                2000
                                                                          -------------        -------------       -------------
                                                                          US$ THOUSANDS        US$ THOUSANDS       US$ THOUSANDS
                                                                          -------------        -------------       -------------
         Loss before taxes on income                                           (4,914)               (930)            (11,310)

         Statutory tax rate in Israel                                              36%                 36%                 36%
                                                                          -------------        -------------       -------------

         Theoretical tax benefit                                               (1,769)               (335)             (4,072)
         Losses deductions and expenses in respect of which deferred tax
         assets were not recorded                                               1,863                  73               4,128
         Taxes in respect of previous years                                       128                 218                 903
         Non-deductible expenses                                                  107                 101                  88
         Deductible expenses                                                       (5)               (123)               (136)
         Change in beginning-f-year valuation allowance                           318                   -               1,063
         Taxes in respect of subsidiaries                                         236                  66                   -
                                                                          -------------        -------------       -------------

         Actual tax expense                                                       878                   -                  18
                                                                          =============        =============       =============


          I.   INCOME TAX ASSESSMENTS

          The Company has not received any final tax assessments since incorporation.

          J.   NET OPERATING LOSSES CARRYFORWARD

           Net operating loss carryforwards as of December 31, 2002 totaled approximately US$ 32 million. The net operating loss carryforwards have no expiration date.

                                                                                                          B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 19 -  MONETARY BALANCES IN OR LINKED TO CURRENCIES OTHER THAN THE U.S. DOLLAR


                                        DECEMBER 31, 2002                                       DECEMBER 31, 2001
                        -----------------------------------------------------   ----------------------------------------------------
                                 ISRAELI CURRENCY                  FOREIGN              ISRAELI CURRENCY                  FOREIGN
                                                                  CURRENCIES                                             CURRENCIES
                        ---------------------------------       -------------   --------------------------------       -------------
                            LINKED             UNLINKED                            LINKED             UNLINKED
                        -------------       -------------                       -------------      -------------
                        US$ THOUSANDS       US$ THOUSANDS       US$ THOUSANDS   US$ THOUSANDS      US$ THOUSANDS       US$ THOUSANDS
                        -------------       -------------       -------------   -------------      -------------       -------------

    ASSETS

    Current assets                17               1,418                 452             29               1,885                 233

    Long-term assets               -                  33                   -              2                  46                   -
                        -------------       -------------       -------------   -------------      -------------       -------------

                                  17               1,451                 452             31               1,931                 233
                        =============       =============       =============   =============      =============       =============

    LIABILITIES

    Current
     liabilities                 966               2,933               1,940            889               4,490                 631

    Long-term
     liabilities                   -                 509                   -              -                 584                   -
                        -------------       -------------       -------------   -------------      -------------       -------------

                                 966               3,442               1,940            889               5,074                 631
                        =============       =============       =============   =============      =============       =============



                                                                                                          B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 20 - SUPPLEMENTARY STATEMENT OF OPERATION INFORMATION

          A.   SUMMARY INFORMATION ABOUT BUSINESS SEGMENTS AND GEOGRAPHICAL
               AREAS:

     The Company manages its business on a basis of one reportable segment. See
     Note 1 for a brief description of the Company's business.

     Total revenues are attributed to geographic areas based on the location of the customers. Long lived assets are not presented in the table below because all long-lived assets are located in Israel.


                                                                                              YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------------------------
                                                                                   2002              2001              2000
                                                                                  -------------     -------------     -------------
                                                                                  US$ THOUSANDS     US$ THOUSANDS     US$ THOUSANDS
                                                                                  -------------     -------------     -------------
         1. Total revenues:
                   Israel                                                                 406              1,892              311
                   Far East                                                            19,462             31,890           19,572
                   Italy                                                                5,108              2,582              609
                   Rest of Europe                                                       2,738              4,188            4,404
                   America                                                                  -                163              473
                   Africa                                                                 576              3,286                -
                                                                                  -------------     -------------     -------------

                                                                                       28,290             44,001           25,369
                                                                                  =============     =============     =============

         2.        Major customers data as a percentage of the total revenues

                   Customer A                                                             41%                26%              29%
                   Customer B                                                             27%                45%              48%
                   Customer C                                                             18%                 *-              *.-


                   Actual tax expense                                                     86%                71%              77%
                                                                                  =============     =============     =============



                   *          Less than 10%

          B.   INCOME FROM ROYALTIES AND COMMISSIONS

     In the Cooperation agreement the Company signed with MLM, it was provided that in respect of those territories in which the project is carried out by one party, royalties will be paid to the other party. The rate of royalties is mainly 8%-12.5% of the contract price (see Note 17A1).

                                                                                                          B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 20 - SUPPLEMENTARY STATEMENT OF OPERATION INFORMATION (CONT'D)


                                                                                         YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------------------------------
                                                                          2002                     2001                    2000
                                                                      -------------            -------------           -------------
                                                                      US$ THOUSANDS            US$ THOUSANDS           US$ THOUSANDS
                                                                      -------------            -------------           -------------

         C.        COST OF SALES

         Raw materials                                                       6,481                  16,843                   9,734
         Salaries, wages and employee's benefits                             6,071                   5,101                   4,427
         Subcontractors                                                      5,778                   7,538                   6,459
         Agents fees                                                         1,818                   3,713                   2,545
         Depreciation                                                          652                     636                     692
         Other manufacturing costs                                           2,915                   2,014                   2,114
                                                                      -------------            -------------           -------------

                                                                            23,715                  35,845                  25,971
                                                                      =============            =============           =============


         D.         FINANCIAL ITEMS
                                                                                         YEAR ENDED DECEMBER 31,
                                                                      --------------------------------------------------------------
                                                                          2002                     2001                    2000
                                                                      -------------            -------------           -------------
                                                                      US$ THOUSANDS            US$ THOUSANDS           US$ THOUSANDS
                                                                      -------------            -------------           -------------

         Financial income:
         Interest on short-term deposits                                        83                     563                     592
         Interest on loans to others and interests from non-current
             receivables                                                        98                     138                     195
                                                                      -------------            -------------           -------------

                                                                               181                     701                     787
                                                                      =============            =============           =============

         Financial expenses:
         Bank charges and interest on short-term credit                        878                   1,213                   1,442
         Interest on loan from B.V.R.                                            -                       -                     147
         Interest to Elisra                                                      9                       -                       -
         Other                                                                 149                     230                     135
                                                                      -------------            -------------           -------------

                                                                             1,036                   1,443                   1,724
                                                                      =============            =============           =============


                                                                                                          B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 20 - SUPPLEMENTARY STATEMENT OF OPERATION INFORMATION (CONT'D)


         E.         OTHER EXPENSES, NET

                                                                          2002                     2001                    2000
                                                                      -------------            -------------           -------------
                                                                      US$ THOUSANDS            US$ THOUSANDS           US$ THOUSANDS
                                                                      -------------            -------------           -------------

         Write-down of investment in marketable securities                     141                     317                       -
         Others                                                                 (1)                      2                      31
                                                                      -------------            -------------           -------------

                                                                               140                     319                      31
                                                                      =============            ==============          =============


         F.         SUPPLEMENTARY INFORMATION ON
                    STATEMENTS OF OPERATIONS

         Rent                                                                  574                     542                     499
                                                                      =============            ==============          =============

         Advertising costs                                                     100                      54                     140
                                                                      =============            ==============          =============

         Royalties expenses                                                    671                   1,482                   1,160
                                                                      =============            ==============          =============



                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 21 - RELATED PARTIES

          A.   BALANCES

     Related parties are comprised of principal shareholders (10% holding of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company. Transactions with related parties are mainly as follows:

     1.   Sales of the Company's products and expenses related to such sales.

     2.   Interest payable on loans received.

     3.   Payment of Management fees.

     4.   Purchases of services and products.

           All transactions, and terms with related parties were identical to those applied to transactions with other customers or suppliers.


                                                                                            DECEMBER 31,
                                                                                --------------------------------------
                                                                                       2002                  2001
                                                                                   -------------         -------------
                                                                                   US$ THOUSANDS         US$ THOUSANDS
                                                                                   -------------         -------------
         Due from:
             Trade receivables -   Elisra Electronic Systems Ltd.                          70                     -
                    Israel Aircraft Industries Ltd.(*)                                    354                     -
         Due to:
             Trade payable - Tadiran Spectralink Ltd.                                      27                     6
                                   Israel Aircraft Industries Ltd.(*)                     885                     -
             Other payable - Elisra Electronic Systems Ltd.                                68                    52
                                   Israel Aircraft Industries Ltd.(*)                     177                     -

         (*) A related party from December 2002.

B.         TRANSACTIONS WITH RELATED PARTIES

                                                                                         YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------------------------
                                                                             2002                 2001                    2000
                                                                        -------------           -------------        -------------
                                                                        US$ THOUSANDS           US$ THOUSANDS        US$ THOUSANDS
                                                                        -------------           -------------        -------------

         Income from sales(1)                                                  70                       -                    -
         Cost of sales(2)                                                     245                   1,699                1,239
         General and administrative expenses(1)(3)                            363                     362                  343
         Interest expense, net(4)                                               9                       -                    -


           (1) To Elisra.
           (2) To Tadiran Spectralink.
           (3) Including the salary of the CEO and fees paid to directors.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 21 - RELATED PARTIES (CONT'D)

     (4) On May 15, 2002, the Company obtained a US$ 4.0 million credit line from Elisra Electronics Systems Ltd. ("Elisra") of which $500,000 were not utilized, which bears interest at the rate of three months LIBOR plus 1%. The proceeds of this loan were used to finance the Company's operation until receiving, in the third quarter of 2002, a payment of approximately US$ 12.5 million, following which the loan was repaid to Elisra.

NOTE 22 -  EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

     A. THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY CONFORM WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ISRAEL ("ISRAELI GAAP"), WHICH DIFFER IN CERTAIN SIGNIFICANT RESPECTS FROM THOSE FOLLOWED IN THE UNITED STATES ("U.S. GAAP"), AS DESCRIBED BELOW:

     1.   DEFERRED INCOME TAXES

          Under Israeli GAAP, deferred taxes are recognized on temporary differences that result from changes in exchange rates or indexing when the reporting and local currency is the U.S. dollar or a currency linked thereto.

          Under U.S. GAAP, deferred taxes are not recognized for temporary differences that result from changes in exchange rates or indexation for tax purposes related to non-monetary assets and liabilities that are remeasured using historical exchange rates when the functional currency is the reporting currency.

     2.   DERIVATIVE FINANCIAL INSTRUMENTS

          Under Israeli GAAP, derivative financial instruments (the "derivatives") held for hedging are deferred and recognized when the hedged transactions occur. Derivative financial instruments not held for hedging are stated in the financial statements at their fair value. Changes in fair value are recognized as they occur.

          Under U.S. GAAP, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (the "Standard") requires that all derivatives will be classified on the balance sheet as assets or as liabilities at their fair value. The change in the fair value of derivatives which are not designated as a hedging instrument will be recognized in the statement of operations in the period of the change. If the nature and characteristics of a derivative meet the definition of a "hedge", the changes in the fair value of the derivative will be offset from the changes in the fair value of the hedged item (assets, liabilities or firm commitments) and will be recognized in the statement of operations or as part of comprehensive income until the hedged item is recognized in the statement of operations. The ineffective part of the hedging derivative will be reported in the statement of operations on a current basis.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 22 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT'D)

     3.   COMPREHENSIVE INCOME

          Israeli GAAP does not require disclosure of comprehensive income.

          Under U.S. GAAP, SFAS No. 130 "Reporting Comprehensive Income" requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position.

     4.   TREATMENT OF MARKETABLE SECURITIES

          a)   According to Israeli GAAP

               Marketable securities not designated for sale in the short-term are carried at cost (regarding debentures, including accumulated interest), except where market value is lower and the decline in value is deemed to be permanent.

          b)   According to Israeli GAAP

               In accordance with SFAS 115 unrealized gains and losses on investments in available-for-sale securities (purchase and sales transactions which are not carried out on an active and frequent basis) are reported as a separate component of shareholders' equity. Permanent decline in market value is recorded to the statement of operations.

               For U.S. GAAP purposes, the Company has determined, as of the purchase date and as of the balance sheets date that its equity securities should be classified as available-for-sale securities and stated at fair value, with unrealized gains and losses, net of tax, reported as other Comprehensive Income.

               The effect of the above-mentioned difference on the Statement of Changes in Shareholders' Equity for each of the three years ended December 31, 2002 is reported as part of the Other Comprehensive Income.

     5.   EARNINGS PER SHARE

          a)   According to Israeli GAAP


               The effect of options and warrants is included in the computation of basic earnings per share only if their exercise is considered probable, based on the ordinary relationship between the market price of the shares stemming from the

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 22 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT'D)

               exercise of the warrants and the discounted present value of the future proceeds derived from the exercise of the options and warrants.

               The effect of convertible debentures is taken into account in the computation of basic earnings per share only if their conversion is considered probable, based on the relationship between the market price of the shares stemming from the conversion and the discounted present value of the convertible debentures.

     5.   EARNINGS PER SHARE (CONT'D)

               Diluted earnings (losses) per share are computed based on the weighted average number of ordinary shares used for computing the basic earnings per share plus options, warrants and convertible debentures which were not included in the basic earnings per share calculation and which are not anti dilutive.

     b)   According to U.S. GAAP

               U.S. GAAP also requires dual presentation of basic and diluted earnings per share for entities with complex capital structures as well as a reconciliation of the basic EPS computation to the diluted EPS computation. Basic EPS is calculated by dividing net income available to ordinary stockholders, by the weighted average number of common shares outstanding. The computation of diluted EPS assumes the issuance of common shares for all dilutive-potential common shares outstanding during the reporting period. The dilutive effect of stock options is considered in earnings per share calculations if dilutive, using the "if converted" treasury stock method.

     6.   LIABILITY FOR TERMINATION OF EMPLOYER-EMPLOYEE RELATIONS

     a)   According to Israeli GAAP

               Amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

     b)   According to U.S. GAAP


          According to U.S. GAAP, the amounts funded should be presented as long-term investments and the gross amount of the liability should be presented as a long-term liability.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 22 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT'D)

          B. THE EFFECT OF THE DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP OF THE AFOREMENTIONED ITEMS ON THE FINANCIAL STATEMENTS IS AS
               FOLLOWS:

     1.   ON STATEMENTS OF INCOME


                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------------------------
                                                                                  2002                     2001              2000
                                                                                -------------       -------------      -------------
                                                                                US$ THOUSANDS       US$ THOUSANDS      US$ THOUSANDS
                                                                                -------------       -------------      -------------

         NET LOSS AS REPORTED, ACCORDING TO ISRAELI GAAP                              (5,792)                (930)          (13,284)

         Income tax benefit (expenses) on income                                            -                    -             (121)
                                                                                -------------       -------------      -------------

         Net loss under U.S. GAAP                                                     (5,792)                (930)          (13,405)
                                                                                =============        =============     =============

         BASIC AND DILUTED NET (LOSS) INCOME PER SHARE (IN U.S. $)

         As reported, according to Israeli GAAP                                        (0.54)               (0.09)            (1.32)

         According to U.S. GAAP                                                        (0.54)               (0.09)            (1.34)

         WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING (IN THOUSANDS)
         USED IN BASIC AND DILUTED LOSS PER SHARE CALCULATION
         UNDER U.S. GAAP                                                              10,660               10,660             9,989
                                                                                =============        =============     =============




                                                                                                          B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 22 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT'D)

2. ON BALANCE SHEET ITEMS


                                                                                    DECEMBER 31,
                                 -------------------------------------------------   ------------------------------------------
                                                       2002                                                   2001
                                 -------------------------------------------------   ------------------------------------------
                                                                               US$ THOUSANDS
                                         AS                          AS PER              AS                          AS PER
                                      REPORTED    ADJUSTMENT        US GAAP          REPORTED        ADJUSTMENT     US GAAP
                                      --------    ----------        -------          --------        ----------     -------

Severance pay fund                           -         1,587          1,587                -             1,112        1,112
Investment, loans and long-term
  receivables                                -             -              -            1,260               (61)       1,199
Derivative financial instruments             -            22             22                -                23           23
Total assets                            26,038         1,609         27,647           31,452             1,074       32,526
Liability for employee severance
  benefits, net                            509         1,587          2,096              584             1,112        1,696
                                     ----------    ----------     ---------        ----------        ----------    ---------


Total shareholders equity (deficit)    (3,630)            22        (3,608)            2,162             (38)         2,124
                                     ==========    ==========     =========         =========       ==========     =========


3. ON STATEMENTS OF CASH FLOW

           According to U.S. GAAP, supplemental disclosures is required as follows:


                                                                                YEAR ENDED DECEMBER 31,
                                                              --------------------------------------------------------------
                                                                  2002                     2001                    2000
                                                              -------------            -------------           -------------
                                                              US$ THOUSANDS            US$ THOUSANDS           US$ THOUSANDS
                                                              -------------            -------------           -------------

         Income tax paid                                                 85                      121                      24
                                                              =============            =============           =============
         Interest paid                                                  468                      797                     802
                                                              =============            =============           =============



                                                                                                          B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 22 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT'D)

4.         ON STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                 SHARE CAPITAL                      ACCUMULATED
                                  ----------------------------                        OTHER
                                    NUMBER OF                        ADDITIONAL   COMPREHENSIVE      ACCUMULATED
                                       SHARES           AMOUNT  PAID-IN CAPITAL   INCOME (LOSS)          DEFICIT             TOTAL
                                  -----------    -------------  ---------------   -------------    -------------     -------------
                                                 US$ THOUSANDS    US$ THOUSANDS   US$ THOUSANDS    US$ THOUSANDS     US$ THOUSANDS
                                  -----------    -------------  ---------------   -------------    -------------     -------------

BALANCE AS OF JANUARY 1, 2000       9,636,365            2,275           16,667             135          (7,440)            11,637

CHANGES DURING 2000:
Net loss for the year                       -                -                -               -         (13,405)           (13,405)
Unrealized loss on available for
    sale securities                         -                -                -           (470)                -              (470)
                                                                                                                     --------------
Comprehensive loss                                                                                                         (13,875)
                                                                                                                     --------------
Issuance of ordinary shares         1,000,000              248         (1)4,701               -                -             4,949
Exercise of stock options              23,336                6               40               -                -                46
                                   -----------   -------------  ---------------   -------------    -------------     --------------

BALANCE AS OF DECEMBER 31, 2000    10,659,701            2,529           21,408           (335)         (20,845)             2,757

CHANGES DURING 2001:
Net loss for the year                       -                -                -               -            (930)             (930)
Unrealized loss on available for
    sale securities                         -                -                -            (43)                -              (43)
Realized loss in investment in
    available for sale securities           -                -                -             317                -               317
Unrealized profit deriving from
    financial instruments                   -                -                -              23                -                23
                                                                                                                     --------------
Comprehensive loss                                                                                                            (633)
                                   -----------    -------------  ---------------   -------------    -------------    --------------

BALANCE AS OF DECEMBER 31, 2002    10,659,701            2,529           21,408            (38)         (21,775)             2,124

CHANGES DURING 2002:
Net loss for the year                       -                -                -               -          (5,792)            (5,792)
Realized loss on investment in
    available for sale securities           -                -                -              61                -                61
Realization of profit deriving
    from financial instruments              -                -                -             (1)                -                (1)
                                                                                                                     --------------
Comprehensive loss                                                                                                          (5,732)

Issuance of ordinary shares             1,173              (2)                -               -                -                 -
                                   -----------   -------------  ---------------   -------------    -------------     --------------

BALANCE AS OF DECEMBER 31, 2002       (3,630)               22          (3,608)           2,162             (38)             2,124
                                   ===========   =============  ===============   =============    =============     ==============

           (1) Net of issuance expenses of US$ 50 thousand.

           (2) Represents an amount less than US$ 1 thousand.

                                                                                                          B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 22 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT'D)

C.         STOCK BASED COMPENSATION

           The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company's net income available to common stockholders and diluted earnings per share would have been reduced to the pro forma amounts indicated below.


                                                                                               YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------------------------
                                                                                      2002               2001              2000
                                                                                 -------------      -------------     -------------
                                                                                 US$ THOUSANDS      US$ THOUSANDS     US$ THOUSANDS
                                                                                 -------------      -------------     -------------
         Net loss attributable to ordinary shareholders under U.S. GAAP:
           As reported                                                                 (5,792)              (930)          (13,405)
         Deduct:
         Total stock-based employee compensation expense determined under the fair value based method for all amounts, net of related
           tax effects                                                                 (1,046)            (1,501)             (772)
                                                                                 -------------      -------------     -------------

         Pro-forma                                                                     (6,838)            (2,431)          (14,177)
                                                                                 =============      =============     =============

         Basic and diluted loss per share under U.S. GAAP in U.S. dollars:
           As reported                                                                  (0.54)             (0.09)            (1.34)
           Pro-forma                                                                    (0.64)             (0.24)            (1.42)




                                                                                                          B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 22 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT'D)

The fair value of each option grant is estimated on the date of grant using the Black & Scholes option-pricing model, with the following assumptions used for grants during the years 2000, 2001 and 2002:

                                                                             OPTIONS                              OPTIONS
                                                     2002               GRANTED DURING 2001                  GRANTED DURING 2000
                                               -----------------   ---------------------------------------  ----------------------
                                                FEBRUARY     MAY   FEBRUARY  AUGUST   SEPTEMBER   NOVEMBER  MARCH   JULY  DECEMBER
                                               --------- -------   --------  ------   ---------   --------  -----   ----  --------
       Dividend yield (%)                              0       0          0       0           0          0      0      0         0

       Expected volatility (%)                       110     106        117     118         118        109     45     54        72

       Risk-free interest rate (%)                     2       2          5     3.5         2.5          2    6.5    6.5       6.5

       Weighted average expected life (years)        4.7     4.7        5.0     5.0         5.0        5.0    5.0    5.0       5.0

       Average fair value of options granted
        to Company's employees (US$)                2.08    1.56       2.32    1.68        1.96       2.05   3.49   2.23       1.0


                                                                                                          B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 22 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT'D)

D.         DATA IN RESPECT OF THE OPTION PLANS

           As of December 31, 2002, 1,791,086 options were outstanding. The options are each exercisable for one ordinary share at exercise price ranging between US$ 1.188 and US $ 7.875 per share.

          1. A summary of status of the company's stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years then ended, is as follows:


                                                                          AS AT DECEMBER 31,
                                   -------------------------------------------------------------------------------------------------
                                              2002                             2001                              2000
                                   -----------------------------   ------------------------------   --------------------------------
                                                WEIGHTED AVERAGE                 WEIGHTED AVERAGE                  WEIGHTED AVERAGE
                                    NUMBER OF    EXERCISE PRICE    NUMBER OF      EXERCISE PRICE     NUMBER OF      EXERCISE PRICE
                                     OPTIONS          (US$)         OPTIONS            (US$)          OPTIONS            (US$)
                                   ----------   ---------------    ---------     ----------------   -----------    ----------------

Options outstanding at the
    beginning of the year          1,781,786              3.89     1,200,186               4.79        132,118             7.62
Granted during the year               77,700              2.54       639,600               2.35      1,093,636             4.49
Exercised during the year                  -              -                -               -           (23,336)            5.375
Forfeited during the year            (68,400)             3.05        58,000               5.73         (2,232)            7.875
                                   ----------   ---------------    ---------     ----------------   -----------    ----------------
Outstanding at the end of the
    year                           1,791,086              3.86     1,781,786             584         1,200,186             4.79
                                   ==========   ===============    =========     =================  ===========    ================

Options exercisable at year-end    1,069,386              4.50       439,186           2,162            99,278             7.875
                                   ==========   ===============    =========     =================  ===========    ================



                                                                                                          B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------
NOTE 22 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT'D)

2. The following table summarizes information relating to stock options at December 31, 2002:


                                                                                  OPTIONS                   OPTIONS
                                                                                OUTSTANDING               EXERCISABLE
                                                                              -----------------         -----------------
                                                                                 NUMBER AT                 NUMBER AT
                          EXERCISE PRICE (US$)                                DECEMBER 31, 2002         DECEMBER 31, 2002
                                                                              -----------------         -----------------

         7.875                                                                          106,550                   106,550
         7.125                                                                          162,636                   162,636
         4.25                                                                            60,000                    40,000
         4.125                                                                          714,000                   504,000
         4                                                                                3,000                     3,000
         2.69                                                                            55,500                         -
         2.6                                                                             39,000                    13,000
         2.5                                                                             18,000                     6,000
         2.36                                                                           492,800                   172,200
         2.25                                                                            16,000                    12,000
         2.06                                                                            18,600                         -
         2.03                                                                            60,000                    20,000
         1.188                                                                           45,000                    30,000
                                                                              -----------------         -----------------

                                                                                      1,791,086                 1,069,386
                                                                              =================         =================


3. Outstanding options as at December 31, 2002 may be exercised as follows:


                                                                                                          WEIGHTED
                                                                                  NUMBER                  AVERAGE
                                                                                OF OPTIONS           EXERCISE PRICE (US$)
                                                                              -----------------      --------------------

         Immediately                                                                  1,069,386                       4.5
         First year or thereafter                                                       666,300                      2.94
         Second year or thereafter                                                       55,400                      2.53
                                                                              -----------------       -------------------

                                                                                      1,791,086
                                                                              =================


                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 22 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT'D)

          E.   IMPACT OF RELEVANT RECENTLY ISSUED ACCOUNTING STANDARDS

     1. In June 2002, the Financial Accounting Standard Board (FASB) issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities which nullifies EITF 94-3, Liability Recognition for Certain Employee Termination Benefit and Other Exit Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between Statement 146 and Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS 146 is required to be adopted for exit or disposal activities initiated after December 31, 2002. The Company believes that adoption of SFAS 146 will not have a significant impact on its consolidated financial statements.

     2. In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the Interpretation), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantee. These disclosure requirements are included in footnote 17D to the consolidated financial statement. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

          The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

          As noted above, the Company has adopted the disclosure requirements of the Interpretation (see Note 17D) and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

     3. In December 2002, the FASB issued SFAS 148, "Accounting for Stock Based Compensation - Transition and disclosure - an amendment of FASB Statement No. 123" (SFAS 148"). SFAS 148 permits two additional methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results.

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
-------------------------------------------------------------------------------
NOTE 22 - EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (CONT'D)

          E.   IMPACT OF RELEVANT RECENTLY ISSUED ACCOUNTING STANDARDS (CONT'D)

          The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statement for interim periods beginning after December 15, 2002.

          The Company has decided to continue accounting for its options in accordance with APB 25.

          See Note 22C and 22D for the required annual disclosures.

     4. In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items. In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20. If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment. The Company believes that the adoption of EITF 00-21 will not have a significant impact on the Company's consolidated financial statements.