Form 20-F/A
period 2002-12-31
BVR SYSTEMS 1998 LTD
filed 2003-05-28
CIK 1064411

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A

                                 AMENDMENT NO. 1

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

                                                       |_| Item 17   |X| Item 18

                                EXPLANATORY NOTE

           B.V.R. Systems (1998) Ltd. ("Company") has determined that it is necessary to correct multiple inadvertent typographical errors found in its consolidated financial statements filed as Item 18 under the Company's annual report on form 20-F for the year ended December 31, 2002, as filed on May 13, 2003 (the "Form 20-F").

           Item 18 is amended by including the Company's consolidated financial statements for the fiscal year ended December 31, 2002.

ITEM 18    FINANCIAL STATEMENTS

           The Financial Statements required by this item are found at the end of this amendment to the Form 20-F, beginning on page F-1.

ITEM 19    EXHIBITS

           The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

     Exhibit No.       Description
     -----------       -----------

        1.1*        Memorandum of Association of Registrant

        1.2*        Form of Articles of Association

        3.1+ Voting Agreement, dated July 19, 2000, between Clal Industries and Investment Ltd., Clal Industries and Technologies (1997) Ltd., Koonras Technologies Ltd., Polar Communication Ltd., Elisra Electronic Systems Ltd. and Yaron Sheiman. 4.1+ Management Services Agreement, dated March 29, 2001, between the Registrant and Elisra Electronic System Ltd.(an English summary accompanied by Hebrew original)

       4.2** Management Services Agreement, dated March 18, 2002, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

       4.3*** Management Services Agreement, dated April 6, 2003, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

       4.4+ Share Purchase Agreement, dated June 25, 2000, between the Registrant and Elisra Electronic Systems Ltd.

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

         8+         Subsidiaries of the Registrant

       10.1***      Consent of Somekh Chaikin, a member of KPMG International

        10.2        Certification pursuant to 18 U.S.C.ss. 1350

        10.3        Certification pursuant to 18 U.S.C.ss. 1250

-----------------
* Incorporated by reference to the Registration Statement on Form 20-F (Commission File No. 0-29884).

** Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2001.

*** Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2002.

+ Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2000.

                                    SIGNATURE

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       B.V.R. SYSTEMS (1998) LTD.

                                       By:/s/ Yoel Katzir
                                          --------------------------------------
                                          Name:  Yoel Katzir
                                          Title: President and Chief Executive
                                                 Officer


                                       By: /s/ Reuven Shahar
                                            ------------------------------------
                                            Name:  Reuven Shahar
                                            Title: Chief Financial Officer


Date:  May 28, 2003

                                 CERTIFICATIONS
                                 --------------

I, Yoel Katzir, certify that:

1. I have reviewed this amendment to annual report on Form 20-F/A of B.V.R. Systems (1998) Ltd;

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

 Date: May 28, 2003


                                         /s/ Yoel Katzir
                                         ---------------------------------------
                                         President and Chief Executive Officer

                                 CERTIFICATIONS
                                 --------------

I, Reuven Shahar, certify that:

1. I have reviewed this amendment to annual report on Form 20-F/A of B.V.R. Systems (1998) Ltd;

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

Date: May 28, 2003


                                 /s/ Reuven Shahar
                                 -----------------------------------------------
                                 Chief Financial Officer and Vice President,
                                 Finance

                                                      B.V.R. Systems (1998) Ltd.
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------


CONTENTS


                                                                          PAGE

Report of Independent Auditors                                            F- 2

Consolidated Balance Sheets as of December 31, 2002 and 2001       F- 3 - F- 4

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

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
A member of KPMG International

March 26, 2003


CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31
--------------------------------------------------------------------------------------------------------------------------


                                                                                   2002                    2001
                                                                               -------------           -------------
                                                                    NOTE       US$ THOUSANDS           US$ THOUSANDS
                                                                    ----       -------------           -------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                             3               860                   1,390
Restricted bank deposits                                              4             4,266                   4,253
Trade receivables                                                     5            15,700                  20,149
Work in progress                                                      6               328                    * 19
Other receivables and prepaid expenses                                7               827                 * 1,062
Inventories                                                           8             1,817                   1,376
                                                                               -----------              ----------

Total current assets                                                               23,798                  28,249
                                                                               -----------              ----------

INVESTMENTS, LOANS AND LONG-TERM RECEIVABLES                          9               584                   1,260
                                                                               -----------              ----------

FIXED ASSETS                                                         10

Cost                                                                                9,380                   8,807
Less - accumulated depreciation                                                     7,724                   6,864
                                                                               -----------              ----------

Fixed assets, net                                                                   1,656                   1,943
                                                                               -----------              ----------


TOTAL ASSETS                                                                       26,038                  31,452
                                                                               ===========              ==========

*          Reclassified

/s/ Yuval Yanai
------------------------------------
Yuval Yanai
Director

/s/ Yoel Katzir
-------------------------------------
Yoel Katzir
President and Chief Executive Officer

Date of approval of the financial statements:  March 26, 2003

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                                         B.V.R. Systems (1998) Ltd.
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31
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
                                                                                          =========                 =========


*          Reclassified.

                                                                                                         B.V.R. Systems (1998) Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
------------------------------------------------------------------------------------------------------------------------------------


                                                                                2002                  2001                2000
                                                                               -------               -------             -------
                                                                   NOTE                         US$THOUSANDS
                                                                   ----        -----------------------------------------------------
Income from sales                                                  20A         26,295                 42,550               23,308
Income from royalties and commissions                              20B          1,995                  1,451                2,061
                                                                              --------              ---------             --------

                                                                               28,290                 44,001               25,369

Cost of sales                                                      20C         23,715                 35,845               25,971
                                                                              --------              ---------             --------

Gross profit (loss)                                                             4,575                  8,156                 (602)
                                                                              --------              ---------             --------

Operating expenses:
Research and development                                                        1,554                  1,081                2,870
Selling and marketing                                                           2,363                  1,915                2,194
General and administrative                                                      4,577                  5,029                4,676
                                                                              --------              ---------             --------

Operating profit (loss)                                                        (3,919)                   131              (10,342)


Financing expenses                                                 20D         (1,036)                (1,443)              (1,724)
Financing income                                                   20D            181                    701                  787
Other expenses, net                                                20E           (140)                  (319)                 (31)
                                                                              --------              ---------             --------

Loss before income taxes                                                       (4,914)                  (930)             (11,310)
Income tax expense                                                 18            (878)                     -               (1,974)
                                                                              --------              ---------             --------

Loss after income taxes                                                        (5,792)                  (930)             (13,284)
                                                                              --------              ---------             --------

Net loss for the year                                                          (5,792)                  (930)             (13,284)
Loss per share:                                                               ========              =========             ========
Basic and diluted loss per share
 (in US $)                                                                      (0.54)                 (0.09)               (1.32)
Loss per share:                                                               ========              =========             ========

Weighted average number of ordinary shares outstanding
(in thousands) used in basic and diluted loss per share
 calculation                                                                   10,660                 10,705               10,062
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



                                                                                                          B.V.R. Systems (1998) Ltd.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------



                                 NUMBER OF                                                          RETAINED              TOTAL
                              ORDINARY SHARES                                                       EARNINGS           SHAREHOLDERS'
                                (NIS 1                                       ADDITIONAL           (ACCUMULATED             EQUITY
                                PAR VALUE)             SHARE CAPITAL        PAID-IN CAPITAL          DEFICIT)            (DEFICIT)
                                ----------             -------------        ---------------      -------------          ------------
                                                       US$ THOUSANDS        US$ THOUSANDS        US$ THOUSANDS         US$ THOUSANDS
                                                       -------------        -------------        -------------         -------------

BALANCE AS AT
 JANUARY 1, 2000                 9,636,365                 2,275               16,667                (7,561)               11,381

CHANGES DURING 2000
Issuance of ordinary                                                                                      -
 shares                          1,000,000                   248            (1) 4,701                                       4,949
Exercise of stock options           23,336                     6                   40                     -                    46
Net loss for the year                    -                     -                    -               (13,284)              (13,284)

BALANCE AS AT
DECEMBER 31, 2000               10,659,701                 2,529               21,408               (20,845)                3,092

CHANGES DURING 2001
Net loss for the year                    -                     -                    -                  (930)                 (930)
                                -----------            ----------           ----------             ----------           ----------

BALANCE AS AT
 DECEMBER 31, 2001              10,659,701                 2,529               21,408               (21,775)                2,162

CHANGES DURING 2002
Issuance of ordinary
 shares                              1,173                 (2) -                    -                     -                     -
Net loss for the year                    -                     -                    -                (5,792)               (5,792)
                                -----------            ----------           ----------             ----------           ----------

BALANCE AS AT
 DECEMBER 31, 2002              10,660,874                 2,529               21,408               (27,567)               (3,630)
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

                                                                                                          B.V.R. Systems (1998) Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
------------------------------------------------------------------------------------------------------------------------------------



                                                                                               YEAR ENDED DECEMBER 31
                                                                            --------------------------------------------------------
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

               The Standard applies to financial statements for periods beginning January 1, 2003. The Standard provides that in most cases the transition will be effected by means of the "from here on" method, however a loss from decline in value of an asset, in the amount of the difference between the book value on the commencement date of the Standard and the recoverable amount as at that date, shall be charged to the statement of operations in the category "cumulative effect as at beginning of the year of change in accounting method" if and only if, the said loss was not recognized in the past solely due to the fact that the net non-discounted future cash flows were greater than the book

                                                      B.V.R. Systems (1998) Ltd.
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
--------------------------------------------------------------------------------
NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

               value. In the opinion of management, adoption of this Standard is not expected to have any material effect on its financial position and/or operating results.

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

        B. Composed as follows:
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

NOTE 12 -  TRADE PAYABLES

                                                                                                     DECEMBER 31,
                                                                                     ---------------------------------------
                                                                                           2002                      2001
                                                                                      -------------            -------------
                                                                                      US$ THOUSANDS            US$ THOUSANDS
                                                                                      -------------            -------------
           Tadiran Spectralink Ltd., related party (see Note 21A)                               27                       6
           Post-dated checks                                                                 1,313                     669
           Others                                                                            7,121                   7,838
                                                                                       -------------           -------------

                                                                                             8,461                   8,513
                                                                                       =============           =============


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

               Within the framework of the above plan, in July 2000, the Company issued to Mr. Avner Raz, Chairman of the Board of Directors and former CEO, options to purchase 60,000 ordinary shares of the Company, at an exercise price of US$ 4.25 per each share. The vesting dates of the options are as follows: options to purchase 20,000 ordinary shares of the Company on July 24, 2001; options to purchase 20,000 ordinary shares of the Company on July 24, 2002, and options to purchase 20,000 ordinary shares of the Company on July 24, 2003.

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

I.         INFORMATION ON CONTRACTS FOR LONG-TERM PROJECTS


                                                                               DECEMBER 31          DECEMBER 31        DECEMBER 31
                                                                             2002 AND THE         2001 AND THE       2000 AND THE
                                                                            YEAR THEN ENDED      YEAR THEN ENDED    YEAR THEN ENDED
                                                                            ---------------      ---------------    ---------------
                                                                              CONTRACTS FOR        CONTRACTS FOR      CONTRACTS FOR
                                                                                PROJECTS             PROJECTS           PROJECTS
                                                                            ---------------       --------------    ---------------
                                                                             US$ THOUSANDS        US$ THOUSANDS      US$ THOUSANDS
                                                                            ---------------       --------------     --------------

           Amount of contracts for long-term projects
            signed during the year                                                6,123              12,291              20,801
                                                                            ===========           =========          ==========

           Portion of the accumulated amount of contracts for long-term
             projects not yet recognized as income at the year end               20,225              38,152              65,845
                                                                            ===========           =========          ==========



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

H. A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:


                                                                                                   DECEMBER 31,
                                                                          ----------------------------------------------------------
                                                                              2002                 2001                2000
                                                                          -------------        -------------       -------------
                                                                          US$ THOUSANDS        US$ THOUSANDS       US$ THOUSANDS
                                                                          -------------        -------------       -------------
         Loss before taxes on income                                           (4,914)               (930)            (11,310)

         Statutory tax rate in Israel                                              36%                 36%                 36%
                                                                          -------------        -------------       -------------

         Theoretical tax benefit                                               (1,769)               (335)             (4,072)
         Losses deductions and expenses in respect of which deferred tax
         assets were not recorded                                               1,863                  73               4,128
         Taxes in respect of previous years                                       128                 218                 903
         Non-deductible expenses                                                  107                 101                  88
         Deductible expenses                                                       (5)               (123)               (136)
         Change in beginning-of-year valuation allowance                          318                   -               1,063
         Taxes in respect of subsidiaries                                         236                  66                   -
                                                                          -------------        -------------       -------------

         Actual tax expense                                                       878                   -               1,974
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


                                                                                              YEAR ENDED DECEMBER 31,
                                                                                  -------------------------------------------------
                                                                                   2002              2001              2000
                                                                                  -------------     -------------     -------------
                                                                                  US$ THOUSANDS     US$ THOUSANDS     US$ THOUSANDS
                                                                                  -------------     -------------     -------------
         1. Total revenues:
                   Israel                                                                 406              1,892              311
                   Far East                                                            19,462             31,890           19,572
                   Italy                                                                5,108              2,582              609
                   Rest of Europe                                                       2,738              4,188            4,404
                   America                                                                  -                163              473
                   Africa                                                                 576              3,286                -
                                                                                  -------------     -------------     -------------

                                                                                       28,290             44,001           25,369
                                                                                  =============     =============     =============

         2. Major customers data as a percentage of the total revenues:

                   Customer A                                                             41%                26%              29%
                   Customer B                                                             27%                45%              48%
                   Customer C                                                             18%                 *-              *-
                                                                                  -------------     -------------     -------------


            Actual tax expense                                                            86%                71%              77%
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

          B. THE EFFECT OF THE DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP OF THE AFOREMENTIONED ITEMS ON THE FINANCIAL STATEMENTS IS AS
               FOLLOWS:

     1.   ON STATEMENTS OF INCOME


                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                ----------------------------------------------------
                                                                                  2002                     2001              2000
                                                                                -------------       -------------      -------------
                                                                                US$ THOUSANDS       US$ THOUSANDS      US$ THOUSANDS
                                                                                -------------       -------------      -------------

         NET LOSS AS REPORTED, ACCORDING TO ISRAELI GAAP                              (5,792)                (930)          (13,284)

         Income tax benefit (expenses) on income                                            -                    -             (121)
                                                                                -------------       -------------      -------------

         Net loss under U.S. GAAP                                                     (5,792)                (930)          (13,405)
                                                                                =============        =============     =============

         BASIC AND DILUTED NET (LOSS) INCOME PER SHARE (IN U.S. $)

         As reported, according to Israeli GAAP                                        (0.54)               (0.09)            (1.32)
                                                                                =============        =============     =============

         According to U.S. GAAP                                                        (0.54)               (0.09)            (1.34)
                                                                                =============        =============     =============

         WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING (IN THOUSANDS)
         USED IN BASIC AND DILUTED LOSS PER SHARE CALCULATION
         UNDER U.S. GAAP                                                              10,660               10,660             9,989
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

4.         ON STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                 SHARE CAPITAL                      ACCUMULATED
                                  ----------------------------                        OTHER
                                    NUMBER OF                     ADDITIONAL      COMPREHENSIVE      ACCUMULATED
                                     SHARES         AMOUNT      PAID-IN CAPITAL   INCOME (LOSS)       DEFICIT             TOTAL
                                  -----------    -------------  ---------------   -------------    -------------     -------------
                                                 US$ THOUSANDS    US$ THOUSANDS   US$ THOUSANDS    US$ THOUSANDS     US$ THOUSANDS
                                  -----------    -------------  ---------------   -------------    -------------     -------------

BALANCE AS OF JANUARY 1, 2000       9,636,365            2,275           16,667            135           (7,440)            11,637

CHANGES DURING 2000:
Net loss for the year                       -                -                -              -           (13,405)           (13,405)
Unrealized loss on available for
    sale securities                         -                -                -           (470)                -              (470)
                                                                                                                     --------------
Comprehensive loss                                                                                                         (13,875)
                                                                                                                     --------------
Issuance of ordinary shares         1,000,000              248         (1)4,701              -                 -             4,949
Exercise of stock options              23,336                6               40              -                 -                46
                                   -----------   -------------  ---------------   -------------    -------------     --------------

BALANCE AS OF DECEMBER 31, 2000    10,659,701            2,529           21,408           (335)         (20,845)             2,757

CHANGES DURING 2001:
Net loss for the year                       -                -                -              -             (930)             (930)
Unrealized loss on available for
    sale securities                         -                -                -            (43)               -              (43)
Realized loss on investment in
    available for sale securities           -                -                -             317               -               317
Unrealized profit deriving from
    financial instruments                   -                -                -              23               -                23
                                                                                                                     --------------
Comprehensive loss                                                                                                            (633)
                                   -----------    -------------  ---------------   -------------    -------------    --------------

BALANCE AS OF DECEMBER 31, 2002    10,659,701            2,529           21,408            (38)         (21,775)             2,124

CHANGES DURING 2002:
Net loss for the year                       -                -                -              -           (5,792)            (5,792)
Realized loss on investment in
    available for sale securities           -                -                -             61                -                61
Realization of profit deriving
    from financial instruments              -                -                -             (1)               -                (1)
                                                                                                                     --------------
Comprehensive loss                                                                                                          (5,732)

Issuance of ordinary shares             1,173              (2)                -              -                -                 -
                                   -----------   -------------  ---------------   -------------    -------------     --------------

BALANCE AS OF DECEMBER 31, 2002    10,660,874           2,529            21,408             22          (27,567)             3,608
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

          1. A summary of status of the company's stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years then ended, is as follows:


                                                                          AS AT DECEMBER 31,
                                   -------------------------------------------------------------------------------------------------
                                              2002                             2001                              2000
                                   -----------------------------   ------------------------------   --------------------------------
                                                WEIGHTED AVERAGE                 WEIGHTED AVERAGE                  WEIGHTED AVERAGE
                                    NUMBER OF    EXERCISE PRICE    NUMBER OF      EXERCISE PRICE     NUMBER OF      EXERCISE PRICE
                                     OPTIONS          (US$)         OPTIONS            (US$)          OPTIONS            (US$)
                                   ----------   ---------------    ---------     ----------------   -----------    ----------------

Options outstanding at the
    beginning of the year          1,781,786              3.89    1,200,186               4.79         132,118             7.62
Granted during the year               77,700              2.54      639,600               2.35       1,093,636             4.49
Exercised during the year                  -              -               -                  -         (23,336)            5.375
Forfeited during the year            (68,400)             3.05      (58,000)              5.73          (2,232)            7.875
                                   ----------   ---------------   ----------     ----------------   -----------    ----------------
Outstanding at the end of the
    year                           1,791,086              3.86    1,781,786               3.89       1,200,186             4.79
                                   ==========   ===============   ==========     =================  ===========    ================

Options exercisable at year-end    1,069,386              4.50      439,186               4.98          99,278             7.875
                                   ==========   ===============   ==========     =================  ===========    ================



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