Form 20-F
period 2003-12-31
BVR SYSTEMS 1998 LTD
filed 2004-06-30
CIK 1064411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-29884

B.V.R. Systems (1998) Ltd.
 (Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

16 Hamelacha Street, Park Afek, Rosh Ha’ayin 48091, Israel
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

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

☒ Yes   ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

INTRODUCTION

                    B.V.R. Systems (1998) Ltd., an Israeli company, was formed on January 6, 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan.  The reorganization plan was consummated, and BVR began operating as an independent company in October 1998, effective as of January 1, 1998.  BVR is controlled by Chun Holdings LP.

                    Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations.  Statements that use the terms “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “project” and similar expressions in the affirmative and the negative are intended to identify forward-looking statements.  These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections about our business and the markets in which we operate and are subject to risks and uncertainties.  Actual events (including our results) could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks discussed in “Item 3.  Key Information – D. Risk Factors” and elsewhere in this annual report.  Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                    As used in this annual report, the terms “we,” “us,” “our,” “the Company” and “BVR” mean B.V.R. Systems (1998) Ltd., and our consolidated subsidiaries, unless otherwise indicated.

                    References in this annual report to Elisra refer to our former controlling shareholder, Elisra Electronics Systems Ltd.

                    References in this annual report to Chun refer to our controlling shareholder, Chun Holdings LP.

                    References in this annual report to fiscal 2001 refer to our fiscal year ended December 31, 2001, references to fiscal 2002 refer to our fiscal year ended December 31, 2002, references to fiscal 2003 refer to our fiscal year ended December 31, 2003 and references to fiscal 2004 refer to our fiscal year ended December 31, 2004.

                    References in this annual report to the Companies Law refer to the Israeli Companies Law 5759-1999.

                    “Ehud™” and “Atas™” are our trademarks.  All other trademarks and trade names appearing in this annual report are owned by their respective holders.

PART I

ITEM 1.  Identity of Directors, Senior Management and Advisors

                    Not applicable.

ITEM 2.  Offer Statistics and Expected Timetable

                    Not applicable.

ITEM 3.  Key Information

A. Selected Consolidated Financial Data

                    We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2001, 2002 and 2003 from our Consolidated Financial Statements and related notes included in this annual report.  The selected consolidated financial data for the years ended December 31, 1999 and 2000 have been derived from audited financial statements not included in this annual report.  Our Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP.  Israeli GAAP, as applicable to our financial statements, differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP.   See Note 24 to the Consolidated Financial Statements included in this annual report for a discussion of the material variations between Israeli and U.S. GAAP.

                    You should read the selected consolidated financial data together with the section entitled “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements included elsewhere in this annual report.  Please see Note 2 of our Consolidated Financial Statements for an explanation of the number of shares used in computing per share data.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(In thousands, except share and per share data)
Statement of Operations Data:
Revenues	$36,820	$25,369	$44,001	$28,290	$14,467
Cost of revenues:
Costs and expenses	35,006	25,971	35,845	23,715	13,625

Gross profit (loss)	1,814	(602)	8,156	4,575	842
Operating expenses:
Research and development expenses	3,252	2,870	1,081	1,554	693
Selling and marketing expenses	2,420	2,194	1,915	2,363	1,778
General and administrative expenses	3,456	4,676	5,029	4,577	4,016

Total operating expenses	9,128	9,740	8,025	8,494	6,487

Operating profit (loss)	(7,314)	(10,342)	131	(3,919)	(5,645)
Financing expenses, net	(559)	(937)	(742)	(855)	(707)
Other expenses, net	(6,739)	(31)	(319)	(140)	55

Loss before income taxes	(14,612)	(11,310)	(930)	(4,914)	(6,297)
Income tax (expenses) benefit	1,251	(1,974)	-	(878)	(249)

Net loss	(13,361)	(13,284)	(930)	(5,792)	(6,546)

Basic and diluted net loss per ordinary share	(1.45)	(1.32)	(0.09)	(0.54)	(0.61)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	9,149	10,062	10,705	10,660	10,661

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(In thousands, except share and per share data)
Reconciliation to the U.S. GAAP:
Net loss	(13,361)	(13,284)	(930)	(5,792)	(6,546)
Income tax (expenses) benefit on income	121	(121)	-	-	-

Loss under U.S. GAAP	(13,240)	(13,405)	(930)	(5,792)	(6,546)

Basic and diluted net income (loss) per ordinary share under U.S. GAAP	(1.52)	(1.34)	(0.09)	(0.54)	(0.61)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share under U.S. GAAP	8,699	9,989	10,660	10,660	10,661

	As of December 31,

	1999	2000	2001	2002	2003

	(In thousands)
Consolidated Balance Sheet Data:
Israeli GAAP:
Cash and cash equivalents	$7,788	$12,225	$1,390	$860	$1,627
Working capital (deficit)	6,894	(978)	(457)	(5,361)	(11,593)
Total assets	40,149	41,428	31,452	26,038	11,403
Short-term bank credit and loans	9,184	13,913	12,002	15,083	10,116
Shareholders equity (deficit)	$11,381	$3,092	$2,162	$(3,630)	(10,176)
U.S. GAAP:

Total assets	41,299	41,833	32,526	27,647	12,372

Shareholders equity (deficit)	$11,637	$2,757	$2,124	$(3,608)	$(10,176)

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

                    We began business in 1998.  We reported a net loss of $6.5 million for the year ended December 31, 2003, a net loss of $5.8 million for the year ended December 31, 2002 a net loss of $0.9 million for the year ended December 31, 2001 and a net loss of $13.3 million for the year ended December 31, 2000.    We can offer no assurance that we will achieve profitable operations or that any profitable operations will be sustained.  Future profitability will depend on our ability to develop new products, the degree of market acceptance of our existing and new products and the level of competition in the markets in which we operate.  If we continue to incur net losses, our cash flow position could be further damaged, our operations could be jeopardized and our share price could decrease.

As of December 31, 2003 we had a deficiency in our shareholders’ equity and a working capital deficit.  We may need to raise additional funds, which may not be available.

                    As of December 31, 2003 we had a deficiency in our shareholders’ equity of $10.2 million and a working capital deficit of $11.6 million.  We expect that cash received from the issuance of shares to those investors who participated in the investment round that took place in the months of March 2004  through June 2004, loans received from former shareholders, the $3.2 million credit line from our controlling shareholder, as well as cash from our operations, will be sufficient to meet our present working capital and capital expenditure needs.  If our operations do not generate cash to the extent currently anticipated or if any of the risk factors discussed in this annual report will materialize, we may need to raise additional funds in the future for a number of uses, including:

•	implementing further marketing and sales activities;
•	hiring additional qualified personnel; and
•	expanding research and development programs.

                    We may not be able to obtain additional funds on acceptable terms or at all.  If we cannot raise needed funds on acceptable terms, we may not be able to:

•	maintain the level of our current operations;
•	develop new products;
•	enhance our existing products;
•	remain current with evolving defense technologies;
•	take advantage of future opportunities; or
•	respond to competitive pressures or unanticipated requirements.

Because we receive large product orders from a relatively small number of our customers, our sales and operating results are subject to substantial periodic variations.  Our revenues and operating results for a specific quarter may not be indicative of our future performance, making it difficult for investors to evaluate our future prospects based on the results of any one quarter.

                    Due to the nature of our customers and products, we receive relatively large orders for our products from a relatively small number of customers. Consequently, individual orders from individual customers can represent a substantial portion of our sales in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our sales and operating results are subject to very substantial periodic variations. Because our quarterly performance is likely to vary significantly, the results of our operations for any quarter are not necessarily indicative of the results that we might achieve for any subsequent period.  In addition, our net sales may decline at a greater rate than experienced in past periods.  During fiscal 2003, we experienced a continuous reduction in order backlog.  A further decline in backlog levels could result in more variability and less predictability in our quarter-to-quarter net sales. Consequently, quarter-to-quarter comparisons of our operating results may not be meaningful.

We are experiencing a continuing decline in our order backlog and we may not be able to convert all of our backlog to revenue.

                    We sell the majority of our products through individual purchase orders.  Many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor.  Customers may cancel orders as a result of a budget being cancelled or for other reasons.  As of December 31, 2003, purchase orders and contractual arrangements decreased to approximately $19.7 million, compared with $26.1 million as of December 31, 2002. If we experience cancellations of pending contracts, terminations or reductions of contracts in progress, we may not be able to convert all of our backlog to revenue.  Any further reduction in backlog will adversely affect our business, financial condition and results of operations.

The loss of one of our major customers would result in a loss of a significant amount of our revenues.

                    Two of our customers, namely a government of a country in South East Asia that awarded us several projects and a customer located in the Republic of Korea, accounted for 58% and 9% of our revenues in fiscal 2003, respectively. We cannot be certain that these and other customers will maintain the size of their respective purchase orders, or will not reschedule or cancel existing purchase orders.  We expect that sales of our products to relatively few customers will account for a significant portion of our net revenues for the foreseeable future. Consequently the cancellation of an order from one customer may have a material adverse effect on our business.

We depend on a limited number of suppliers for some key components and therefore the loss of one or more of these suppliers could cause production delays, a reduction of revenues or an increase in costs.

                    We currently purchase some key components used in our products from only once source and purchase others from only a limited number of sources. For example, we currently depend upon a single manufacturer, Silicon Graphics, Inc, to manufacture the computers incorporated in our high-end simulators. If this supplier were unable to produce our required quantities, we would be faced with a shortage of critical components. We are also experiencing an increase in the lead-time for delivery of some of our key components. We may not be able to find alternative sources in a timely manner if suppliers of our key components become unwilling or unable to provide us with adequate supplies of these key components when we need them or increase their prices. This could cause our relationships with customers to suffer and our revenues to decline. Even if we are able to secure alternative sources for components, our costs could increase.   We do not have long-term supply contracts with Silicon Graphics or any other of our suppliers.

Because competition in the market for our products is intense, we may lose market share, and we may be unable to achieve or maintain profitability.

                    We compete with numerous other contractors on the basis of product performance, price, reputation, technical and managerial capability, product maintenance cost and responsiveness to customers’ requirements.  Our ability to successfully compete for and retain such new projects and customers is highly dependent on technical excellence, management proficiency, strategic alliances, cost-effective performance and the ability to recruit and retain key personnel.

                    The continuing consolidation of the global defense industry, which has decreased the number, but increased the relative size and resources of our competitors, has resulted in intensified competition.  Some of the competitors which are the top-tier contractors for competing products, such as divisions of Thales, Lockheed-Martin, L-3 Communications, Cubic, Israel Aircraft Industries (in some countries), Elbit Systems and CAE, have substantially greater financial, marketing and other resources than ours. These contractors compete with us in some cases by offering more aggressive pricing and devoting greater resources to product marketing or development than we do. This competition may result in lower prices or reduced demand for our products and a corresponding reduction in our revenues that may impair our ability to maintain profitability.

We rely on contracts with governments and defense contractors’ entities that entail certain risks, all of which may adversely affect our operations.

                    As is the case with many companies that derive a substantial portion of their revenues from government contracts for defense-related products, our business is subject to specific risks, which include changes in governmental appropriations and national defense policies and priorities, a change of government in the customer’s country, as well as political changes or alterations in the government’s policy regarding the issue of export and import permits to various countries and the policies of specific governments to favor local over foreign defense products suppliers.  We may be negatively affected by one or more of these factors.

                    Generally, our contracts with governments may be terminated or suspended by such governments as a result of factors which may not depend on us, including as a result of a decrease in the defense budget, a decline in the military expenditures of governments, the cancellation or a significant cutback of a large project in which we participate or as a result of situations such as a state of war, acts of God or other circumstances seriously disrupting the public safety, peace or good order of the customer’s country.  Our contracts with non-governmental military contractors sometimes contain similar provisions.  In cases in which we received advanced payments prior to incurring the cost of fulfilling such contracts, we realized a positive project cash flow. Particularly, in the last three years, we have received substantial advances under our contracts.  In the event of an early termination of a contract, we may be required to return a portion of such advanced payment. Upon such early termination, we would, in most cases, be entitled to reimbursement for our incurred contract costs and to payment of a proportionate share of our fee or profit for the work actually performed.  In order to reduce risks of financial exposure resulting from an early termination of a contract, we attempt to stagger funding for projects in accordance with the rate of performance and to insure ourselves from that risk by ensuring positive cash flow in the life cycle of the program.  If, however, we are not entitled to all or a portion of such compensation our operations would be adversely effected.

Our ability to export our products is subject to approvals by agencies of the Israeli and the United States Governments.

                    Our export of military goods and information is subject to approval of SIBAT, the Foreign Defense Assistance and Defense Export Organization of the Israel Ministry of Defense.  To date, we have received all required approvals from SIBAT, but there can be no assurance that we will receive such approvals in the future or that the Israeli government will not impose additional requirements on our manufacturing or export activities, which may require us to incur additional substantial expenses or which may otherwise have a material adverse effect on our operations.  SIBAT’s policy has generally been to encourage the export of military goods and knowledge; however, SIBAT generally does not permit sales to countries that are in a state of war or hostility with Israel and countries which may otherwise endanger the State of Israel.

                    We purchase from manufacturers in the United States substantially all of the commercial computers, a portion of the air combat maneuvering instrumentation pod’s hardware and other “off-the-shelf” products, such as navigation systems, which we incorporate into our products. The export of such components is subject to the approval of the United States Department of Commerce and/or the United States Department of Defense, which often restricts sales to certain countries.  Following the events of September 11, 2001, we experienced delays in the receipt of such required approvals.  For example, we experienced a delay in the delivery of several components of a system to a customer and incurred additional costs, as a result of the need to modify such components, because of a delay in the receipt of an export approval that has since been obtained.  Further, there can be no assurance that we will receive such approvals in the future or that the United States Government will not impose additional requirements on our manufacturing or export activity, which might require us to incur substantial expenses, and/or find and contract with alternative suppliers in countries that do not impose similar export restrictions.

International political and economic uncertainty could have an adverse impact on our business and on our operating results.

                    In fiscal 2003, 67% of our total revenues came from customers located in South East Asia.  We estimate that a material portion of our revenues in 2004 will come from customers in that region.  The international political and economic uncertainty and the ongoing war on terrorism may adversely impact our ability to maintain the level of our sales to our foreign existing and prospective customers and to develop new business abroad.

We are exposed to general global economic and market conditions.

                    Our business is subject to the effects of general economic conditions globally, and, in particular, conditions in the market for simulation systems for military and civilian applications.  In recent quarters, our sales efforts have been adversely affected as a result of unfavorable economic conditions and reduced capital spending in South East Asia.  If the economic conditions in a specific country in South East Asia, the government of which is a significant customer of ours, or if the global economic slowdown continues, we may continue to experience material adverse impacts on our business, operating results, and financial condition.

Our contracts are fixed-price and payment thereunder is subject to timely accomplishment of milestones and thus commit us to unfavorable terms.

                    The majority of our contracts are for fixed-price, meaning that they are not subject to adjustment for the costs incurred in the performance of the contract. Consequently, we assume the risk that increased or unexpected costs may reduce our profits or generate a loss. The risk can be particularly significant under a fixed-price contract involving research and development with respect to new technologies.

                    The majority of our contracts with our customers provide that after we receive an advance payment at the commencement of a project, additional payments are payable upon progress or achievement of specific milestones.  In a majority of the projects, we are required to provide performance guarantees in an amount equal to a specific percentage of the contract price.

                    Most agreements with our customers impose penalties or reduce the amount payable to us in the event that the completion of a phase of a project is delayed.  In addition, we are generally responsible for the delays and defaults of our subcontractors.  To mitigate our risk, we attempt to impose liability on our subcontractors on a “back-to-back” basis when such contract’s delay or default could expose us to liability.  However, we will not be able to obtain full recovery for such liabilities from such subcontractors.

                    We may encounter significant reduction in profits or incur losses as a result of one or more of the above unfavorable terms.

We are controlled by Chun Holdings LP which, in the aggregate beneficially owns approximately 65.49% of our outstanding ordinary shares as of June 7, 2004. Therefore, Chun Holdings LP is able to elect the majority of our directors and exercise control over the outcome of matters requiring shareholder’s approval.

                    As of June 7, 2004, Chun Holdings LP. or Chun LP, an Israeli limited partnership beneficially owned an aggregate of 40,475,941 of our ordinary shares and a warrant to purchase an additional 30,000,000 of our ordinary shares (representing, assuming the exercise of such warrant and assuming no other exercise of our convertible securities, approximately 65.49% of our currently outstanding ordinary shares).  As a result, Chun LP controls the outcome of various actions that require our shareholder approval.  For example, Chun LP could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

Because we operate in international markets, we are subject to additional risks.

                    We currently offer our products in a number of countries and a key component of our marketing strategy is to continue to expand in foreign markets.  Our business is subject to risks which often characterize international markets, including:

•	economic and political instability;
•	import or export licensing requirements;
•	difficulties in collecting accounts receivable;
•	longer payment cycles;
•	unexpected changes in regulatory requirements and tariffs;
•	fluctuations in exchange rates;
•	potentially adverse tax consequences; and
•	potentially weak protection of intellectual property rights.

                    These risks may impair our ability to generate revenues from our overseas sales efforts, which constitute the majority of our business.

Our profitability could suffer if third parties infringe upon our proprietary technology.

                    Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses.  To protect our rights to our intellectual property, we rely on a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, some of our affiliates, strategic partners and others.  We currently own five United States patents and several registered and pending trademarks, filed in several countries.  Several of these patents were also granted or applied for in Israel and/or in several countries in the European Community and worldwide. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information.  We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights.  Effective patent, trademark, copyright and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.  Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively.  Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

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

                    Like all male adult citizens and permanent residents of Israel, our directors, officers and employees who are under the age of 40, unless exempt, are obligated to perform up to 36 days of military reserve duty annually.  Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances.  Some of our officers and employees are currently obligated to perform annual reserve duty.  No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us.  See “Item 4.  Information on the Company  –  B. Business Overview  –  Conditions in Israel.”

We benefit from government programs and tax benefits that may be discontinued or reduced.

                    We have received grants and are entitled to tax benefits under Government of Israel programs.  In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets and paying royalties with respect to grants received.  In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel.  If we fail to comply with these conditions in the future, the benefits received could be cancelled and we could be required to pay increased taxes.  The Government of Israel has reduced the benefits available under these programs in recent years and these programs and tax benefits may be discontinued or curtailed in the future.  If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be materially adversely affected.

Because a substantial portion of our revenues are generated in U.S. Dollars and a portion of our expenses are incurred in New Israeli Shekels, our results of operations may be seriously harmed if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the U.S. Dollar.

                    We generate a substantial portion of our revenues in dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in New Israeli Shekels, or NIS.  As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. In 2003, the rate of inflation together with the devaluation of the dollar in relation to the NIS adversely affected our dollar-linked results of operations.  If the dollar-linked costs of our operations in Israel continue to increase, our dollar-linked results of operations will continue to be adversely affected by such increases.

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this annual report or to assert United States securities laws’ claims in Israel or serve process on our officers.

                    We are incorporated in the State of Israel.  All of our executive officers and directors named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States.  Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the United States Federal securities laws against us or any of those persons or to effect service of process upon these persons in the United States.  Additionally, it may be difficult to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

                    We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 10.  Additional Information – B. Memorandum and Articles of Association.”

ITEM 4.  Information on the Company

A. History and Development of the Company

                    B.V.R. Systems (1998) Ltd., an Israeli company, was formed on January 1, 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd., or BVR-T, in accordance with the terms of a reorganization plan.  The reorganization plan was consummated, and BVR began operating as an independent company in October 1998, effective as of January 1, 1998.  Our principal executive offices and research and development facilities are located at 16 Hamelacha Street, Afek Industrial Park, Rosh Ha’ayin 48091, Israel, and our telephone number is 972-3-900-8000.  Our manufacturing facilities are located in Ashdod, Israel. Our wholly-owned subsidiary BVR-S Pacific PTE, which is incorporated under the laws of Singapore, is located in Singapore.

                    In 2003 there was a change in control of the Company. See “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions” for more information.

                    Our web site is www.bvr.co.il. Information on our web site is not incorporated by reference in this annual report.

B. Business Overview

General

                    We are engaged in the development, manufacture and marketing of sophisticated training and simulation systems for military and civilian applications.  We currently market three lines of products:

•	On-Board Training Systems such as: “Ehud” Air Combat Maneuvering Instrumentation, or ACMI, Naval Combat Instrumentation System, or NCMI.

•	Military simulators such as simulators for fighter aircraft, helicopters, training aircraft, Unmanned Aerial Vehicles, tank & gunnery and naval simulators.

•	Embedded simulation such as: Advanced Trainer Avionics Suite, or “ATAS” and In Flight Electronic Warfare Simulation, or “IFEWS.”

                    Our products offer advanced, highly effective and cost-efficient solutions to operational training needs. Our products are based on a complete training philosophy, which enables our customers to reduce the amount of actual military equipment used in training while enhancing the quality of the training exercises, thereby significantly reducing the risks associated with actual operations and training in a live operational scenario.  In addition, our military products improve the operational capabilities of armed forces through enhanced command and control in the battlefield and integration between fighting units.

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

Ehud ACMI

Air Combat Maneuvering Instrumentation

                    Ehud™ air combat maneuvering instrumentation, or ACMI, system is a complete on-board, autonomous training and safety suite.  This system is designed to enhance the airborne training of an aircraft crew on a wide variety of missions.

                    Ehud™ offers a unique combination of range-less, real-time and post-flight training and debriefing system together with safety warnings and operational capabilities. The system is effective for air-to-air, air-to-ground and electronics warfare pilot training with an unlimited number of participants.

                    The Ehud™ ACMI system includes features such as mid-air and ground collision warning systems, which significantly enhance training safety.  The Ehud™ ACMI system has been flying operationally since 1994 and has been delivered to many leading air forces worldwide.

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

                    Our NCMI system supports various training levels ranging from operator’s training at console level, through sub-team and team training, and up to full fleet training. Our NCMI system provides training in tactical simulators and enhances the reality of seaborne exercises through the use of computer generated forces, or CGF, integrated with live exercises. Typically, the exercise is coordinated between the participants via a datalink system, which supports the creation of a distributed simulation network.

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

•	Flight Simulators;

•	Ground Forces Simulators;

•	Naval Simulators; and

•	Systems Simulators

Flight Simulators

                    Fighter Aircraft Simulators.  We have developed and manufactured fighter aircraft simulators for aircraft such as: F-16C, F-16D, F-15, F-5, A-4, and Mirage-2000.

                    Full Mission Simulators.  Our full mission simulators provide training for all aspects of a mission’s flight and procedures, including sophisticated weapon system simulations, sensors and full standard and emergency procedure training. These simulators encompass a high-fidelity cockpit replica and a large variety of visual systems covering up to 360° field of view.

                    We use high-end computers and personal computers, or PCs, as image generators to provide the trainee with a high-resolution, fully-textured outside world visual presentation, based on satellite imagery and three dimensional targets and shapes.

                    Our full mission simulators provide pilots with complex tactical training, using multiple computer generated forces, such as air, land, or sea participants.

                    Trainer Aircraft Simulators.  We developed and manufactured trainer aircraft simulators for aircraft such as: PC-7, MB-339, and Fouga Magister.

                    AMOS – Cadet Screening Simulator.  Our AMOS cadet screening and basic flight training simulator has been developed for the Israeli Air Force Fouga Magister trainer.

                    Our system provides a methodology for the analysis of cadets’ learning abilities, through screening while training.

     Helicopter Full Mission Simulator.

                    We developed and manufactured helicopter simulators for helicopters such as AS-550.

                    Our full mission simulators for helicopters are offered for assault and fully armed attack helicopter simulation. The simulators are offered in a number of configurations, from a limited front view outside world imagery to a full dome display. The full dome display configuration includes a full-size cockpit replica for two pilots with a three channel high-resolution full color outside world display. The resulting imagery fidelity level enables the system to perform low flying missions and weapon deployment simulation. The system is capable of simulating typical helicopter flights and attacks, including a full range of malfunctions and emergency procedures. Our simulators also provide for tactical training as the trainee can fly against user pre-programmed computer generated forces.

Unmanned Air Vehicle Mission Simulators

                    We developed and manufactured an unmanned air vehicle, or UAV, tactical mission simulators for tactical UAV, for both the external pilot and the internal mission crew.

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

Naval Tactical Trainer

                    Our naval tactical trainer, or NTT, is a complete tactical training system providing a solution for all shore-based tactical training needs. Our NTT is in operational use by the Israel Navy at its main training base. Our NTT is used for the tactical training of principal war officers and combat information center officers. In several regions of the world, this Product is also referred to as the Action Speed Tactical Trainer or ASTT.

Submarine Simulators

                    Our submarine simulator is comprised of an attack team trainer, a periscope simulator and a submarine driver simulator, which together provide for three different complementing training facilities that can be operated in a standalone mode or in concert to provide for a complete and comprehensive training for submarines’ crews.

Systems Simulators

                    Our systems simulators provide a unique training device for the training of operators in highly specialized operational tasks. Products delivered to our customers include the LANTIRN simulator used to train pilots to fly with the LANTIRN pod, and our weapon systems trainer used to train the weapon systems officer in the many tasks required to operate and successfully deliver today’s complex weapon to the designated target.

Embedded Simulation

                    Our embedded simulation product line is comprised of a wide breadth of products. These advanced solutions are an outcome of the synergies gained from the combination of on-board training and simulation technologies. With vast experience in these two fields we believe that we are well positioned to play a leading role in this evolving market.

Advanced Trainer Avionics Suite

                    Our advanced trainer avionics suite, or Atas™, is a state-of-the-art embedded simulation suite, installed on basic or advanced trainer aircraft, transforms training aircraft into virtual advanced fighter aircraft. A training aircraft equipped with Atas™ may offer capabilities such as actual flight simulation, in-flight live or virtual target threats, operational scenarios of gradually increasing complexity, full debriefing capabilities and flight safety features. The Atas™ technology is based on a patent owned by us and registered in several regions of the world.

                    An Atas™ standard training aircraft is equipped or refitted to replicate the cockpit and avionics instrumentation panel of specifically targeted advanced fighters. The refitted trainers will resemble the behavior, displays and controls of the advanced fighter sensors (radar, RWR, seekers) and weapon systems. Pilots flying the Atas™-fitted trainer benefit from a real-time feel and capabilities of the simulated advanced fighter aircraft. The system offers features such as collision avoidance and hazard warning.

                    To date, we have made no sales of our Atas™ system.

In-Flight Electronic Warfare Simulation, or IFEWS

                    Our in-flight electronic warfare simulator, or IFEWS™, is a complete, autonomous, on-board threat-environment training and safety suite. The system is an embedded simulator for the training and debriefing of EW scenarios, simulating the real EW systems in an aircraft. IFEWS™ provides a virtual EW range and includes our post-flight debriefing capabilities.

                    Our IFEWS™ generates a wide range of on-board simulation of virtual ground and airborne threats. The virtual range, created and managed by the IFEWS™ computer, authentically simulates the characteristics, behavior and interactions of both the threatening weapon systems and the aircraft’s self protection suite, or SPS. Our system is tightly coupled to the aircraft’s existing EW suite. IFEWS™ simulates all relevant modes of weapon system, including optical tracking modes and other modes not received by the airborne EW suite.

                    After landing, our PC-based ground station provides advanced AAR and debriefing with a 3D analysis of crew performance, all weapon engagements, safety events and mission scenarios.

                    Based on the legacy of Ehud™ ACMI and HCMI systems, IFEWS™ provides multiple features including: real-time training, realistic virtual threats, safety elements and debriefing capabilities.

                    In February 2002, we completed preliminary flight tests with the Israeli Air Force and we are in the process of further demonstration flight tests with the Israeli Air Force. To date, we have made no sales of our IFEWS.

Raw Materials

                    The raw materials used for our on-board training systems and our embedded simulation systems include our own software and commercial off-the-shelf (COTS) hardware that we purchase from various suppliers. This COTS hardware includes computer boards, navigational systems, communication systems and antennae. Due to the competitive nature of the market for these COTS raw materials, the prices for such raw materials are not considered volatile. In some countries, however, such raw materials are controlled items and thus, prior to export, require the issuance of an export license.

                    The following table sets forth, for the period indicated, our consolidated revenues by product line, expressed as a percentage of total revenues.

	1999	2000	2001	2002	2003

On-board training Family of Products	56%	79%	68%	48%	46%
Simulators	44%	21%	32%	52%	54%
Total	100%	100%	100%	100%	100%

Strategic Relationships

Israeli Aircraft Industries

                    From 1992 to 1997, we developed, manufactured and marketed the Ehud™ ACMI systems pursuant to a joint venture agreement entered into in 1992 with MLM Systems Engineering & Integration, a division of Israel Aircraft Industries Ltd., or IAI.  Pursuant to this agreement, we and IAI agreed to jointly develop, manufacture and market the Ehud™ ACMI systems, with IAI subcontracting some of the manufacturing and integration work with respect to the Ehud™ product.  Following the expiration of the agreement’s term, various claims were alleged by both IAI and us regarding each other’s performance of obligations throughout the term of the agreement and thereafter.  In an ex parte proceeding filed by IAI, the District Court of Tel Aviv issued in February 1999 a temporary injunction, preventing us from replacing IAI as our subcontractor in a project for the German air force.

                    In August 1999, we entered into a cooperation agreement with IAI, which brought an end to these legal proceedings and established terms for cooperation between the two companies with respect to the marketing of the Ehud™ ACMI systems.

                    There are still outstanding disagreements between us and IAI relating to projects performed prior to entering into this agreement.  Our agreement with IAI provides for a resolution mechanism of such disputes, including by arbitration in case the parties cannot reach a mutually agreed resolution.

                    The cooperation agreement contemplates three basic types of business relationships:

•

Royalties and Non-Competition Arrangement.  The agreement provides for countries in which either we or IAI shall not sell or market the Ehud™ ACMI.  We undertook not to compete with IAI in the majority of such countries.  The party operating in each such country shall pay to the party who undertook not to operate in such country royalties ranging from 4.75% to 12.5% of the contract price with respect to contracts executed in such countries during the term of the cooperation agreement and two years, thereafter.  The contract price for the purposes of calculating the royalties includes maintenance and support contracts.  In addition, in one of the countries in which IAI undertook not to compete, rather than actually paying royalties, we will pay IAI $60,000 for each pod and $100,000 for each ground station we sold.

•

Cooperation Arrangement.  We and IAI undertook to cooperate exclusively with each other in specific countries in which either we or IAI will act as the prime contractor.  Either we or IAI will be in charge of, and responsible for, supplying that portion of such contract as shall be decided by us and IAI.  We and IAI will equally share in “profit,” which for the purposes of this allocation, has been defined as the expected profit from the project (contract price minus projected cost regardless of actual costs).

•

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

The cooperation agreement includes, among other provisions, the following:

	•	We and IAI have defined a mechanism to resolve outstanding financial and other disagreements relating to the period prior to the execution of this agreement.

•	In a few countries, either we or IAI may continue to work under pre-existing arrangements.

•

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

•

With respect to countries not covered by the agreement, a joint committee will meet to determine the specific business cooperation to be formed.  If such joint committee does not reach an agreement, the royalties and competition arrangement will apply, except that the royalty rate will be 10%.

•

We and IAI each granted the other a license to use any patent or other intellectual property right owned by the other relating to the Ehud™ ACMI systems, as is required to enable such party to exercise its rights under the agreement.  In addition, we agreed that our trade name “Ehud” shall be owned jointly with IAI.

                    The cooperation agreement was approved by the Israeli Controller of Restrictive Trade Practices, came into effect in September 1999 and is for a term of seven years.  As a result of this agreement, we will no longer be able to act as a prime contractor or compete with IAI, as the case may be, with respect to sale of Ehud™ ACMI systems in some countries that accounted for a substantial percentage of our revenues in the past.

Other Strategic Agreements

                    In April 1998, we entered into a teaming agreement with Metric Systems Corporation, Inc., or Metric, a leading US-based producer of airborne test, evaluation and training products.  Pursuant to this agreement, we and Metric agreed on the joint manufacturing and marketing of our Ehud™ ACMI systems for some projects.  This agreement expired in April 2001, except for certain provisions concerning the cooperation in a specific country, which remained effective until May 2003.

                    In January 2004 and March 2003, we entered into a Memorandum of Understanding and a Teaming Agreement with two UK-based companies respectively, for cooperation in the marketing and sales of Naval training systems to the UK and a European country.

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

                    In June 1998, we formed a subsidiary in Singapore, BVR-S Pacific PTE, through which we support our operations in Singapore.

                    The following table sets forth the amount of our revenues, for the periods indicated, by geographic regions:

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(U.S. Dollars in thousands)

Sales
Israel	$652	$311	$1,892	$406	$1,181
Far East	18,761	19,572	31,890	19,462	10,391
Europe	16,663	5,013	6,770	7,846	2,041
America	744	473	163	-	854
Africa	--	--	3,286	576	-

Total	$36,820	$25,369	$44,001	$28,290	$14,467

Customers

                    Currently, all of the end-user customers of our products are governments or major defense companies regulated by government agencies.

                    Although the composition of our customers has changed from year to year, and revenues from individual customers are subject to material increases and decreases depending on customer requirements, one of our customers located in Southeast Asia has accounted for approximately 58% of our revenues in fiscal 2003, 41% of our revenues in fiscal 2002 and 26% of our revenues in fiscal 2001, and represented approximately 20% of our backlog as of December 31, 2003.  A customer located in the Republic of Korea has accounted for approximately 9% of our revenues in fiscal 2003, 27% of our revenues in fiscal 2002 and 45% of our revenues in fiscal 2001 and also represented approximately 6% of our backlog as of December 31, 2003.  The Italian Air Force accounted for approximately 6% of our revenues in fiscal 2003, 18% of our revenues in fiscal 2002 and approximately 6% of our revenues in fiscal 2001  and also represented approximately18% of our backlog as of December 31, 2003.  We expect that sales of our products to a small number of customers will continue to account for a substantial percentage of our net revenue in the foreseeable future.

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

                    There are various types of financing terms applicable to defense contracts.  In most cases, after we receive advance payment at the commencement of a project, we receive progress or milestone payments according to a percentage of cost incurred in performance or achievement of a specific milestone.  In a majority of projects, we are required to provide performance guarantees in an amount equal to a specific percentage of the contract price.  A portion of our agreements with customers contains clauses that impose penalties or reduce the amount payable to us in the event that the completion of a phase of work is delayed.  We are generally responsible for the delays and defaults of our subcontractors.  Accordingly, we attempt to impose liability on our subcontractors on a “back-to-back” basis when delay or default under a contract could expose us to liability.

                    Our contracts with governments generally may be terminated or suspended as a result of factors which may not depend on us, such as a state of war, acts of God or other circumstances seriously disrupting the public safety, peace or good order of the customer’s country.  Our contracts with non-governmental military contractors sometimes contain similar provisions.  In cases in which we receive advanced payments prior to incurring the cost of fulfilling the contract, we realize a positive project cash flow.  In the last three years, we received substantial advances from our customers under a portion of our contracts.  In the event that a contract under which an advance or progress payment has been paid is cancelled, we may be required to return a portion of such payments to the customer.  In general, in order to reduce risks of financial exposure resulting from an early termination of a contract, we attempt to expend funds for projects in accordance with the rate of performance.  Upon such termination, we would, in most cases, be entitled to reimbursement for incurred contract costs and to payment of a proportionate share of our fee or profit for the portion of such contract that was actually performed.  If, however, we are not entitled to all or a portion of such compensation, our operations would be adversely effected.  In certain cases, when possible, we insure ourselves against such risks.

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

Competition

                    We operate in a competitive environment with respect to most of our products.  The defense industry has been characterized in recent years by a consolidation of companies, which has decreased the number, but increased the relative size and resources of competitors.  Competition is based on price, product performance, reputation, reliability, maintenance costs and responsiveness to customer requirements, including the ability to respond to changing technology.  Some of the companies with which we compete, such as divisions of Thales, Lockheed-Martin, L-3 Communications, Cubic, IAI (in some countries), Elbit Systems and CAE, have substantially greater financial, marketing and other resources than ours and have the ability to develop and market products competitive with ours.  We believe that our products favorably compete with those of our competitors based on their technological capabilities, price/performance ratio, proven track record and common technological platform.  We also believe that our competitive advantage is in our relatively small size that enables us to be more flexible and responsive to customer requirements than our larger competitors. In addition, we typically have lower overhead costs than our larger competitors.

Research and Development

                    The majority of our research and development activity is performed as an inherent part of our various projects.  In addition, we believe that continued and timely development of new products and enhancements to existing products is necessary to compete effectively.  Accordingly, through our ongoing and extensive research, development and engineering activities, we devote a portion of our resources to:  (i) sustaining and upgrading our existing products by improving serviceability and adding new capabilities and features, (ii) decreasing the cost of owning and operating such products, (iii) maintaining close relationships with our customers to identify their product needs, (iv) developing new products with improved capabilities to address such needs and other military training, debriefing and communications needs identified by us, (v) adapting our products to new evolving technologies that can lower the costs of our products; and (vi) tailoring our products to meet the specific needs of our customers.

                    Our internally financed expenditures for all research and development programs during fiscal 2003, fiscal 2002 and fiscal 2001 totaled approximately $0.7, $1.6 million and  $1.1 million, respectively, and represented 5%, 5% and 2% of our revenue, respectively.  Royalty-bearing grants received in the past from the Office of the Israeli Chief Scientist, or OCS, for research and development were offset against our research and development costs.  In fiscal 2003, fiscal 2002 and fiscal 2001, we did not receive any grants from the OCS.  We expect that we will continue to commit resources to research and development in the future.  As of May 31, 2004, we employed approximately 32 employees in research and development operations, both internally financed and pursuant to contracts with our customers.

Intellectual Property

                    In order to protect our proprietary rights and technology used in our products, we rely primarily upon a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, some of our affiliates, partners, customers and others.

                    BVR-T was granted five United States patents relating to the collision warning and the data link features incorporated in our Ehud™ systems, the animation technology incorporated in our simulators and our airborne avionics simulator technology.  Several of these patents were also granted or applied for in Israel and/or in specific countries in the European Community and worldwide. As part of the reorganization plan that controlled our spin off from BVR-T, BVR-T granted us co-ownership rights to all patents, pending patent applications, trademarks and other intellectual property rights held by BVR-T with respect of its defense-related business. See “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions – Relationship Between Us and BVR-T.” As of the date of this report, we own all the intellectual property rights, including the rights to all patents, pending patent applications and trademarks, held by BVR-T with respect to its defense-related business.

                    Our trademark “Atas,” was registered in Israel, the European Community and Turkey.  We applied for the registration in Israel, the European Community and several foreign countries of our trademark “Ehud”.

                    As part of our cooperation agreement with IAI, we and IAI each granted the other a license to use all patents and other intellectual property rights owned by the other relating to the Ehud™ ACMI system, as is required to enable such party to exercise its rights under the cooperation agreement. We further agreed to jointly own with IAI the trade name “Ehud.” See “Item 4 – Information on the Company – B. Business Overview – Strategic Relationship.”

                    We also rely on unpatented proprietary know-how, copyrights and trade secrets, and employ various methods, including confidentiality agreements with employees, consultants and others, to protect our trade secrets and know-how. These methods, however, may not afford complete protection and we cannot be sure that others will not independently develop our trade secrets and know-how or obtain access thereto.

Employees

                    As of May 31, 2004, we employed approximately 58 persons, including 3 part time employees, of whom approximately 32, including 2 part time employees, were employed in research and development operations, both internally financed and such that are performed under contracts with our customers, approximately 4, in marketing and sales, approximately 10 in production, and approximately 12, including 1 part time employee, in administration and management.  Our employees who have access to proprietary information are required to sign a nondisclosure agreement covering all of our proprietary information which they might possess or to which they might have access.  We believe that we have satisfactory labor relations with our employees and have never experienced a work stoppage.

                    Certain provisions of the collective bargaining agreements between the Histadrut (the General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Labor.  These provisions concern principally cost-of-living increases, recreation pay and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the required minimums.  In addition to salary and other benefits, specific employees are paid bonuses based on their performance.

                    We are subject, like all other Israeli employers, to Israeli labor laws and regulations. The laws principally concern matters like paid annual vacation, paid sick days and other conditions of employment. In addition, Israeli law generally requires severance pay, which may be funded by managers’ insurance described below (or by other funds), upon the retirement or death of an employee or termination of employment, subject to the provisions of the law.  Provisions for severance pay amount to approximately 8.33% of wages.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  These amounts also include payments by the employee for national health insurance.  The total payments to the National Insurance Institute are equal to approximately 16.25% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

                    We follow a practice, although not legally required, to contribute funds on behalf of all of our employees to a fund known as “managers’ insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump-sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her basic salary and the employer contributes approximately 14% of the salary.

C. Organizational Structure

                    We are controlled by Chun Holdings L.P., which, assuming the exercise of its warrants to purchase 30,000,000 ordinary shares and assuming no other exercise of our convertible securities, beneficially owns 65.49% of our currently outstanding ordinary shares.

                    We hold 100% of the outstanding capital stock of BVR-S Pacific PTE, which is incorporated under the laws of Singapore.

D. Property Plants and Equipment

                    Our executive offices and research and development facilities are located in Rosh Ha’ayin, Israel.  At this location, in 2003, we leased approximately 2,590 square meters of office space at a monthly rent of approximately $30,275.  The rent was decreased to approximately $20,577 in January 2004.  This lease will expire on September 14, 2009. See also Note 17B to our Consolidated Financial Statements.

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

ITEM 5.  Operating and Financial Review and Prospects

                    The following discussion of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the related notes included elsewhere in this annual report.  This discussion contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3.  Key Information— D. Risk Factors.”

General

                    We are engaged in the development, manufacture and marketing of sophisticated training and computer-based simulation systems for military applications.

                    Most of our revenues are generated in U.S. Dollars, and a significant proportion of our expenses is incurred in U.S. Dollars, or is linked to the U.S. Dollar. Consequently, we use the U.S. Dollar as our functional currency.  Transactions and balances originally denominated in U.S. Dollars are presented in the financial statements in their original amounts, and non-dollar transactions and balances have been translated into U.S. Dollars using the exchange rates in effect on the date of a transaction or balance.  Our Consolidated Financial Statements have been prepared in accordance with Israeli GAAP.  Israeli GAAP, as applicable to our financial statements, differs in certain significant respects from U.S. GAAP.  See Note 24 to our Consolidated Financial Statements.

                    The financial statements of our subsidiaries, the functional currency of which is the U.S. Dollar, but which are presented in a currency other than U.S. Dollars, have been translated into U.S. Dollars.  Monetary balance sheet items have been translated using the exchange rates in effect on the balance sheet date and all non-monetary balance sheet items have been translated using the historical exchange rates in effect on the date of the transaction.  Statements of income items have been translated using the average exchange rate for the period presented.

                    We derive a substantial portion of our revenues from government contracts, the majority of which are fixed-price, as opposed to cost-plus type contracts.  Under fixed-price contracts, the price is generally not subject to adjustment for costs actually incurred in the performance of the contract.

                    In most of our projects, we receive advance payment at the commencement of the project and progress or milestone payments according to our performance or achievement of specific milestones.  In these cases, the advance payments that we receive prior to incurring the cost of fulfilling the contract create a positive project cash flow.  In the last three years, we have received substantial advances from our customers under a portion of our contracts.  Our contracts generally may be terminated or suspended as a result of factors which may not depend on us, such as a state of war, acts of God, or other circumstances seriously disrupting the public safety, peace or good order of the customer’s country.  In the event that a contract under which an advance or progress payment has been paid is canceled, we may be required to return such payments or portion of them to the customer.

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

                    Revenues related to work in progress under long-term contracts are recognized according to the percentage-of-completion method.  The percentage of completion is computed-based on the project’s total execution costs which reflect the progress of its completion, and which include:  salaries, material costs and subcontractor charges.  Revenues ascribed to each period are the amounts of gross profits earned on such contracts during such period plus the costs incurred during such period (excluding cost of materials that have not yet been used and costs incurred for subcontracted work that is still to be performed).

                    With respect to the sale of products acquired from third parties as shelf products and where the cost of adaptation thereof for a customer’s specific needs is not material, the related revenue is recognized after completion and delivery.  Provision for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.  Royalty revenues are recorded mainly on the cash basis.

                    In October 2002, as part of our cost reduction measures, we implemented progressive marginal salary reductions ranging from 2% to 12 % for all employees.  Israeli law generally requires that severance pay, for eligible employees, shall be based upon such employees’ most recent salary rate.  Nevertheless we agreed with our eligible employees, that the severance pay for such employees shall be based upon such employees’ salaries rate as at the end of September 2002 with respect to the employment period ending in October 2002, and upon the most recent salaries rate with respect to any employment period thereafter.  We also agreed with our employees that these salary reductions shall be reversed should our order backlog reach $45 million, commencing on such date.

                    In August 1999, we entered into a cooperation agreement with IAI.  As a result of the cooperation agreement, IAI replaced us as the prime contractor for several projects in which we acted as a prime contractor, and we became a subcontractor of IAI.  As a subcontractor, we do not record the full contract price as revenue, but only the amounts we receive for the portion of the contract we supply and royalties to which we are entitled.  The aggregate contract price transferred to IAI is approximately $14.0 million, divided over an average period of approximately three years.  This transfer of contracts negatively impacted our operating results in fiscal 2000, 2001 and 2002.

Critical Accounting Policies

                    The preparation of our financial statements in conformity with the Israeli generally accepted accounting principles, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  These are our management’s best estimates based on experience and historical data.  Actual results could differ from those estimates.

                    Certain specific accounting policies we utilize require higher degrees of judgment than others in their application. These include going concern, revenue recognition on long-term contract work and income taxes. In addition, Note 2 to our Consolidated Financial Statements includes a further discussion of our significant accounting policies.

Going Concern

                    The application of the going concern basis of accounting involves a range of subjective judgments, principally in relation to the sufficiency of our resources to allow us to continue to operate in the ordinary course and thereby realize our assets and discharge our liabilities in the normal course of business for a period of 12 months following the date of the Independent Auditor’s Report (included elsewhere in this annual report). The auditors’ independent report for December 31, 2003 (included elsewhere in this annual) is unqualified. Note 1E to the Consolidated Financial Statements includes more detailed information.

Revenue Recognition

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

                    Our estimates of revenues and expenses on long-term contracts could change periodically in the normal course of business. Such changes would be reflected in results of operations as a change in accounting estimate in the period the revisions are determined. For all the contracts, provisions for estimated losses on uncompleted individual contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Income Taxes

                    As part of the process of preparing our Consolidated Financial Statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent that we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a valuation allowance of $15.5 million as of December 31, 2003, which is equal to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current assertion that because we are yet to generate taxable income, we cannot determine whether it is likely that we will be able to use this asset in the future. In the event that we generate taxable income in a particular jurisdiction in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

A. Results of Operations

                    The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues that we believe to be significant in analyzing our results of operations.  The data is as follows:

	For Years Ended December 31,

	1999	2000	2001	2002	2003

Revenues	100%	100%	100%	100%	100%
Cost of revenues	95%	102%	82%	84%	94%
Gross profit (loss)	5%	(2)%	18%	16%	6%
Research and development	9%	11%	2%	5%	5%
Selling, general and administrative expenses	16%	28%	16%	25%	40%
Operating profit (loss)	(20)%	(41)%	0%	(14)%	(39)%
Financing expenses, net	1%	3%	1%	3%	4%
Other expenses, net	18%	--	1%	--%	--
Loss before income taxes	(39)%	(44)%	(2)%	(17)%	(43)%
Income tax (expenses) benefits	3%	(8)%	0%	(3)%	(2)%
Net Loss	(36)%	(52)%	(2)%	(20)%	(45)%

Backlog of orders as of December 31, 2003, was $19.7 million.

Subsequent Events

For a summary of the events subsequent to the balance sheet date, see:

•	“Item 4 – Information on the Company – B. Business Overview – Strategic Relationships”

•	“Item 6 – Directors, Senior Management and Employees – B. Compensation”

•	“Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions”

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues.

                    Revenues in fiscal 2003 were $14.5 million, a decrease of 49% compared with revenues of $28.3 million in fiscal 2002.  The decrease was primarily attributed to a decline in new orders during fiscal 2003.  Revenues from sales of our instrumentation line of products in fiscal 2003 accounted for 46% compared with 48% of our revenues in fiscal 2002.  Revenues derived from our line of simulator products accounted for 54% of our revenues in fiscal 2003 compared with 52% of our revenues in fiscal 2002.  The geographical breakdown of our revenues in fiscal 2003 was as follows: approximately 72% of our revenues were in the Far East, 14% in Europe, 6% in South America and 8% in Israel.  In fiscal 2002, approximately 68% of our revenues were in the Far East, 28% in Europe, 2% in Africa and 2% in Israel. The large decrease in the proportion of our revenues that were derived from sales to Europe, is the result of the completion of several contracts which we had with various states in Europe. Our agreements are multi-year contracts and we generally recognize revenues on a percentage of completion method, recognizing expenses when incurred.

Gross Profit (Loss).

                    Gross profit in fiscal 2003 was approximately $0.8 million, a decrease of $3.8 million, from a gross profit of $4.6 million in fiscal 2002.  As a percentage of revenues, gross profit decreased from a gross profit of 16% in fiscal 2002, to a gross profit of 6% in fiscal 2003.  The decrease in gross profit was primarily attributed to the decline in the number of contracts, and increased costs incurred resulting from the delayed completion of specific contracts. We also had to deduct $0.5 million from recorded revenues resulting from originally charging a specific customer for the provision of additional capacity to the performance of a delivered system, the payment for which is currently uncertain. Additionally, $0.9 million was deducted from the payment of one customer as a result of delays in the delivery of a specific product. Our gross profit is influenced by various factors, such as the type and size of a project, and the portion of projects performed by subcontractors. See also Note 2 to the Consolidated Financial Statements.

Research and Development Costs.

                    Gross research and development expenditures consist primarily of salaries, subcontractors and other personnel-related expenses related to design, development and enhancement of our products and, to a lesser extent, depreciation and other expenditures.  Gross research and development expenses in fiscal 2003 were $0.7 million, a decrease of $0.9 million or 55% from $1.6 million in fiscal 2002. The decrease in gross research and development expenses was primarily attributed to our general policy of increased efficiency and expense reduction.

Selling Expenses.

                    Selling expenditures consist primarily of costs relating to compensation costs, subcontractors and consultants, travel expenses, demonstrations, exhibitions, participation in trade shows, and customer support.  Net selling expenditures in fiscal 2003 were $1.8 million, a decrease of $0.6 million, or 25%, from $2.4 million in fiscal 2002.  The decrease in selling expenses was primarily attributed to a decrease in consulting expenses, a decrease in travel expenses and a decrease in the portion of the salaries of our personnel attributed to selling activities, all of which were part of our general policy of increased efficiency and expense reduction.

General and Administrative Expenses.

                    General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, provisions for doubtful debt, office, vehicle, rental expenses, entertainment and travel expenditures and fees payable.  General and administrative expenses in fiscal 2003 were $4.0 million, a decrease of $561,000, or 12%, from $4.6 million in fiscal 2002.  The decrease in general and administrative expenses was primarily attributed to the reduction in salaries due to downsizing administrative employees, cost reductions of welfare and entertainment expenses and a reduction in costs relating to our subsidiary BVR-S Pacific PTE due to the reduction of personnel there.  In addition, the decrease was also attributed to a new method of allocation of indirect costs. As a percentage of revenues, general and administrative expenses in fiscal 2003 were approximately 28% compared with 16% in fiscal 2002.

Operating Profit (loss).

                    As a result of the foregoing, we had an operating loss of $(5.6) million in fiscal 2003 compared to an operating loss of $(3.9) million in fiscal 2002.  As a percentage of revenues, operating loss increased from an operating loss of (14)% in fiscal 2002, to an operating loss of (39%) in fiscal 2003.

Financial Expenses, Net.

                    Financial expenses, net consist primarily of interest paid on loans and bank charges, net of income from interest earned on short-term deposits and interest on non-current receivables, gains or losses from derivatives instruments and gains or losses arising from erosion of monetary balances.  Financial expenses, net in fiscal 2003 were approximately $707,000, a decrease of approximately $148,000 from approximately $855,000 in fiscal 2002. The decrease was primarily attributed to a decrease in bank charges relating to guarantees due to guarantee reductions and gains from derivative instruments, net of losses from erosion of monetary balances.

Other Income (Expenses), Net.

                    We incurred net income from other sources of approximately $55,000 in fiscal 2003, compared to approximately $140,000 net expenses in fiscal 2002.  Other income (expenses) consists primarily of gain from available for-sale securities and a write-down of investment in available for-sale securities. This increase was primarily attributed to a gain from the sale of available for-sale securities.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues.

                    Revenues in fiscal 2002 were $28.3 million, a decrease of 36% compared with revenues of $44.0 million in fiscal 2001.  The decrease was primarily attributed to a decline in new orders during fiscal 2001 and 2002.  Revenues from sales of our instrumentation line of products in fiscal 2002 accounted for 48% compared with 68% of our revenues in fiscal 2001.  Revenues derived from our line of simulator products accounted for 52% of our revenues in fiscal 2002 compared with 32% of our revenues in fiscal 2001.  The geographical breakdown of our revenues in fiscal 2002 was as follows: approximately 68% of our revenues were in the Far East, 28% in Europe, 2% in Africa and 2% in Israel.  In fiscal 2001, approximately 73% of our revenues were in the Far East, 15% in Europe, 8% in Africa and 4% in Israel. Our agreements are multi-year contracts and we recognize revenues on a percentage of completion method, recognizing expenses when incurred.

Gross Profit (Loss).

                    Gross profit in fiscal 2002 was approximately $4.6 million, a decrease of $3.6 million, from a gross profit of $8.2 million in fiscal 2001.  As a percentage of revenues, gross profit decreased from a gross profit of 18% in fiscal 2001, to a gross profit of 16% in fiscal 2002.  The decrease in gross profit was primarily attributed to the decline in the number of contracts and to increased costs incurred as a result of delays in the completion of specific contracts. Our gross profit is influenced by various factors, including the type and size of a project, and the portion of projects performed by subcontractors.

Research and Development Costs.

                    Gross research and development expenditures consist primarily of salaries, subcontractors and other personnel related expenses related to design, development and enhancement of our products and, to a lesser extent, depreciation and other expenditures.  Gross research and development expenses in fiscal 2002 were $1.6 million, an increase of $0.5 million or 45% from $1.1 million in fiscal 2001. The increase in gross research and development expenses was primarily attributed to expenditure on the development of technological infrastructure, essential to our products.

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

General and Administrative Expenses.

                    General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, provisions for doubtful debt, office, vehicle, rental expenses, entertainment and travel expenditures and fees payable.  General and administrative expenses in fiscal 2002 were $4.6 million, a decrease of $452,000, or 9%, from $5.0 million in fiscal 2001.  The decrease in general and administrative expenses was primarily attributed to cost reductions of welfare and entertainment expenses and a decrease of approximately $137,000 in legal expenses following the completion of a legal matter in 2001.  The decrease was also attributed to a material reduction in costs relating to our subsidiary BVR-S Pacific PTE, including the decrease in the number of such subsidiary’s executive officers and employees. As a percentage of revenues, general and administrative expenses in fiscal 2002 were approximately 16% compared with 11% in fiscal 2001.

Operating Profit (loss).

                    As a consequence of the forgoing, we had an operating loss of $(3.9) million in fiscal 2002 compared to an operating profit of $131,000 in fiscal 2001.  As a percentage of revenues, operating profit decreased from an operating profit of 0% in fiscal 2001, to an operating loss of (14%) in fiscal 2002.

Financial Expenses, Net.

                    Financial expenses, net consist primarily of interest paid on loans and bank charges, net of income from interest earned on short-term deposits and interest on non-current receivables, gains or losses from derivative instruments and gains or losses arising from erosion of monetary balances.  Financial expenses, net in fiscal 2002 were approximately $855,000, an increase of approximately $113,000 from approximately $742,000 in fiscal 2001. The increase was primarily attributed to a decrease in income from interest earned on short-term deposits and a decrease in interest on non-current receivables, which was partially offset by a decrease in interest paid on loans and gains from erosion of monetary balances.

Other Expenses, Net.

                    We incurred net expenses from other sources of approximately $140,000 in fiscal 2002, compared to approximately $319,000 in fiscal 2001.  Other expenses consist primarily of a write-down of investment in marketable securities that are not designated for sale in the short term. This decrease was primarily attributed to a lesser write-down in fiscal 2002 than in fiscal 2001, resulting from the decreased rate of decline in the capital markets in 2002.

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

                    The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31	Israeli Inflation % rate	NIS devaluation % rate	Israeli inflation adjusted for devaluation %

1999	1.3	(0.1)	1.3
2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.1)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7

                    A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities payable in NIS, unless those expenses or payables are linked to the dollar.  This devaluation also has the effect of decreasing the dollar value of any asset that consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar.  Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

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

                    As of December 31, 2003, the Company had an obligation to sell $500,000 for a total amount of NIS 2,183,000. The fair value of this derivative financial instrument amounted to a net liability of $3,000 as of December 31, 2003 and was recorded as a liability in the balance sheet.

                    As of December 31, 2003, the Company had a put option (which formed part of a certain put option signed in February 2003), for selling $400,000 for NIS 1,920,000 over the course of twelve months. The expiration of this option was staggered and finally expired in February 2004. The fair value of the derivative financial instrument amounted to a net asset of US$172,000 and was recorded as an asset in the balance sheet.

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

                    Like all male adult citizens and permanent residents of Israel, our directors, officers and employees who are under the age of 40, unless exempt, are obligated to perform up to 36 days of military reserve duty annually.  Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances.  The majority of our officers and employees are currently obligated to perform annual reserve duty.  No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us.  See “Item 4.  Information on the Company  –  B. Business Overview  –  Conditions in Israel.”

Economic Conditions

                    Israel’s economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest.  The Israeli Government has intervened in various sectors of the economy by utilizing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates.  The Israeli Government has periodically changed its policies in all these areas.

Effective Corporate Tax Rate

                    Israeli companies are generally subject to tax at the rate of 36% of taxable income.  However, our old manufacturing facilities in Jerusalem and our new facilities in Rosh Ha’ayin have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, known as the Investment Law.  Consequently, these facilities are eligible, subject to compliance with specified requirements, for tax exemption for a period of two years and reduced tax rate of 25% for an additional period of five years on our increased income, if any, commencing on the day we derive taxable income from our facilities in Rosh Ha’ayin.  We may utilize such tax benefits until 2016.  The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel.  We expect to derive a substantial portion of our income from our Approved Enterprise facility.

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

B.   Liquidity and Capital Resources

                    Historically we have met our financial requirements primarily through the private sale of equity securities, accumulation of profits, customer payments and advances and the utilization of bank credit lines.  In addition, capital raised by BVR-T in 1998 and 1997 was attributed proportionately to us in accordance with the reorganization plan.  As of December 31, 2003, we had cash and cash equivalents of approximately $1.6 million and a working capital deficit of approximately ($11.6) million.

                    On December 3, 2003 we received a short-term loan in the amount of $430,000 from Chun, which was repaid on March 3, 2004. The loan bore no interest.

                    As of December 31, 2003, we had borrowed $10.1 million from banks from then available credit lines.

                    Following the approval of our shareholders at a meeting held on March 1, 2004, we sold ordinary shares to a group of investors (including several pre-existing shareholders) at price per share of $0.18 in the aggregate amount of approximately $12 million, of which 55,206,203 ordinary shares with an aggregate value of approximately $9.9 million were issued in exchange for cash and 11,666,667 ordinary shares with an aggregate value of $2.1 million were issued in exchange for the conversion of an aggregate of $2,000,000 of loans from certain of our banks and a debt in the aggregate amount of $100,000 owed to two of our existing shareholders.

                    Our shareholders also approved the provision of a four-year credit line from Chun, in the amount of $3.2 million, which can be used for credit or loan-guarantees.

                    Pursuant to these transactions, the banks agreed to postpone repayment of $1.5 million in short-term credit, such that $0.5 million is repayable in each of the years 2005, 2006 and 2007.

                    There are no restrictions as to our use of the credit lines, with our banks.  The banks may terminate our credit lines at any time and the banks may demand repayment in full of any indebtedness then outstanding.

                    In addition, we have obtained bank guarantees to secure our performance of certain obligations, including under our leases and contracts with customers. Of these guarantees, which aggregated $15.9 million on December 31, 2003, guarantees in an aggregate of $15.5 million are to be released by our obtaining specific performance milestones, which are scheduled to be completed through the end of 2006.

                    In connection with our guarantees, loans and credit lines from banks, we have placed equally ranking, first priority fixed and floating liens on all of our assets.

                    Our operating cash flow is influenced by cash provided from our customers as an advance and by cash used in the performance of ongoing projects.  Operating activities for the year 2003, 2002 and 2001, provided (or used) cash of approximately 0.5 million, ($3.1) million and ($12.0) million, respectively. For fiscal 2003, cash provided from changes in assets and liabilities of $6.5 million primarily consisted of a decrease in trade receivables of $11.6 million due to collection of payments and due to a reduction in contracts performed compared to 2002 and 2001. Such changes in assets and liabilities also consisted of an increase in excess of advances from customers over amount recognized as revenue of $2.3 million due to the collection of payments, which were not at such time recognized as revenues as a consequence of the revenue recognition method used (see Note 2 to the Consolidated Financial Statements included in this annual report). Additionally, there was a decrease in non-current receivables of $0.5 million, net of a decrease in trade payables of $5.2 million, an increase in inventory of $1.8 million and a decrease in other payables and accrued expenses of $1.2 million.

                    For fiscal 2002, cash provided from changes in assets and liabilities of $1.4 million primarily consisted of a decrease in trade receivables of $4.4 million and a decrease in non-current receivables of $0.5 million, net of a decrease in excess of advances from customers over amount recognized as revenues of $2.6 million, an increase in inventory of $0.4 million and an increase in work in progress of $0.3 million.

                    For fiscal 2001, cash provided from changes in assets and liabilities of ($12.1) million primarily consisted of a decrease in excess of advances from customers over amount recognized as revenues of $7.6 million, an increase in trade receivables of $4.5 million and a decrease in other payables and accrued expenses of $1.1 million, net of an increase in trade payables of $1.4 million.

                    Investing activities for fiscal 2003, fiscal 2002 and fiscal 2001 provided (or used) cash of approximately $4.2 million, $(0.5) million and 3.0 million, respectively. Cash flow provided by investing activities in fiscal 2003 consisted primarily of a decrease in restricted bank deposits of $4.3 million net of purchase of fixed assets in the amount of $171,000. The decrease in restricted bank deposits was due to a reduction in advance payment guarantees.

                    Cash flow used in investing activities in fiscal 2002 consisted primarily of the purchase of fixed assets in the amount of $535,000.

                    Cash flow provided by investing activities in fiscal 2001 consisted primarily of a decrease in restricted bank deposits of $3.3 million, partially offset by the purchase of fixed assets in the amount of $324,000.

                    Financing activities for fiscal 2003, fiscal 2002 and fiscal 2001 provided (or used) cash of approximately $(3.9) million, $3.1 million and $(1.9) million, respectively. Cash flow used in financing activities in fiscal 2003 consisted primarily of a net repayment of short-term bank credit of $5.0 million net of receipt of the short-term loan from Chun of $0.4 and receipt of long-term loans from former shareholders of $0.6 million.

                    Cash flow provided by financing activities in fiscal 2002 consisted of receipt of $3.1 million in short-term bank credit.

                    Cash flow used in financing activities in fiscal 2001 consisted primarily of a repayment of a short-term bank loan of $1.3 million and a repayment of a loan received from BVR-T of $642,000.

                    Although our current liabilities exceed our current assets, we believe that cash received from the share issuances to the investors who participated in the investment round that took place in the months of March 2004 through June 2004, the rescheduling of short term bank loans, the loans received from former shareholders, the receipt of a credit line from our controlling shareholder, as well as cash from our operations will be sufficient to meet our present working capital and capital expenditure needs.

C. Research and Development, Patents and Licenses

                    See “Item 4 — Information on the Company – B. Business Overview – Research and Development; Intellectual Property.”

D. Trend Information

Periodic Variations in Operating Results

                    Due to the nature of our customers and products, our sales are often made pursuant to a relatively small number of customers and large orders.  Consequently, an individual project, from an individual customer can represent a substantial portion of our revenues in any one period.  In addition, a significant project for any customer during one period may not be followed by further projects for the same customer in subsequent periods.  Our sales and operating results may, therefore, vary substantially from period to period. In 2003, we experienced a significant increase in orders from South American countries. This would appear to be the result of our having invested substantial amounts of our time and resources from 2001, in developing a market that we believe to have significant commercial potential.

Reduction in Order Backlog

                    Our business is subject to the effect of general economic conditions globally, and, in particular, conditions in the market for simulation systems for military and civilian applications.  In recent quarters, our sales efforts have been adversely affected as a result of unfavorable economic conditions and reduced capital spending in South East Asia where we have lately derived and anticipate continuing to derive a material portion of our revenues.  For example, we were informed by one of our customers, that due to the suspension of its budget, that customer decided not to proceed with a planned project in which we had expected to participate.  As of December 31, 2003 we had purchase orders and contractual arrangements of approximately $19.7 million compared with a backlog of $26.1 million as of December 31, 2002.  A further decline in our backlog level could result in more variability and less predictability in our quarter-to-quarter net sales.

Delay in the Receipt of Required Export Approvals

                    We purchase from manufacturers in the United States substantially all of the commercial computers, a portion of the air combat maneuvering instrumentation pod’s hardware and other “off-the-shelf” products, such as navigation systems, which we incorporate into our products. The export of such components is subject to the approval of the United States Department of Commerce and/or the United States Department of Defense, which often restricts sales to certain countries.  Since the events of September 11, 2001, the United States has imposed a longer bureaucratic process on the provision of approvals and has attached more stringent conditions; consequently, we have experienced delays in the receipt of such required approvals.

E. Off-Balance Sheet Arrangements

                    We do not have any Off-Balance Sheet Arrangements.

F. Tabular Disclosure of Contractual Obligations

                    Our significant financial and contractual obligations as of December 31, 2003, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in thousands)

Contractual Obligations(1)	Total Amounts Committed	Less than 1 Year	1-2 Years	3-4 Years	Over 4 years

Borrowed Lines of credit(2)	10,116	10,116	-	-	-
Guarantees	15,903	5,611	6,528	3,515	249
Other commitments(3)	2,364	364	474	474	1,052

Total commercial commitments	$28,383	$16,091	$7,002	$3,989	$1,301

(1) Excludes liability for employee severance benefits, net in the amount of $460,000.
(2) Following the approval of our shareholders at a meeting held on March 1, 2004, we sold 66,872,670 ordinary shares to the investors who participated in the investment round that took place in the months of March 2004 through June 2004 at price per share of $0.18 in the aggregate amount of approximately $12 million, of which 55,206,003 ordinary shares with an aggregate value of approximately $9.9 million were issued in exchange for cash and 11,666,667 ordinary shares with an aggregate value of $2.1 million were issued in exchange for the conversion of an aggregate of $2,000,000 of loans from certain of our banks and a debt in the aggregate amount of $100,000 owed to two of our existing shareholders. In addition, the banks agreed to postpone repayment of short-term credit, in the amount $0.5 million to 2005, $0.5 to 2006 and $0.5 million to  2007. The Company also received a credit line from Chun, in the amount $3.2 million.
Subsequent to the balance sheet date, on March 2, 2004, the loans from related parties in the amount of $100,000 were converted into our ordinary shares at a price of $0.18 per share.
(3) Includes lease commitments.

G. Safe Harbor

                    Not applicable.

ITEM 6.  Directors, Senior Management and Employees

A. Directors and Senior Management

                    The following table lists the name, age and position held by each of our executive officers and directors, as of May 31, 2004:

Name	Age	Position

Aviv Tzidon	48	Director and Chairman of the Board of Directors
Yaron Sheinman	50	Director
Avi Leumi	40	Director
Uri Manor	61	Director
Pritam Singh	40	Director
Eric Chan	45	Director
Rimon Ben-Shaoul	59	Director
Gadi Aviram	49	Director
Orit Stav	33	Director*
Amnon Harari	53	Director*
Ilan Gillies	35	CEO
Reuven Shahar	45	VP Finance and CFO
Dekel Tzidon	44	VP Development and CTO
Gilad Yavets	34	VP Marketing

*External Director

                    Aviv Tzidon has been our Director and Chairman of the Board of Directors since November 24, 2003. Mr. Tzidon was the co-founder of BVR Technologies Ltd. and served as Chief Technology Officer and a Director since it commenced operations in 1987.  From October 1998, upon the spin-off of BVR Systems (1998) Ltd. from BVR Technologies Ltd., and until April 2000, Mr. Tzidon served as Chairman of the Board of Directors and Chief Executive Officer of BVR Technologies.  For 3 years, Mr. Tzidon worked as an independent consultant for Israel Aircraft Industries.  Mr. Tzidon has served as a combat pilot with the Israeli Air Force (including reserve service) for approximately 20 years.

                    Yaron Sheinman has been our Director since the consummation of our spin-off in October 1998. He is a Founder and Chairman of the Board of Directors of BVR-T. From the commencement of BVR-T’s operations in 1987 through 1996, Mr. Sheinman served as the chairman and chief executive officer of BVR-T. Previously, he acted as an independent consultant to Israel Aircraft Industries for two years for the development of avionics systems. Mr. Sheinman served as a combat pilot with the Israeli Air Force (including reserve service) for approximately 15 years.  Mr. Sheinman also served as chairman of the board of Nexus Telocation Systems, VIZ, Coresma and Unisfair. Mr. Sheinman serves on the board of BrightCom.

                    Avi Leumi - Has been our Director since March 1, 2004. Mr. Leumi has served as CEO, Co-Founder and Chairman of the Board of Directors of Aeronautics Defense Systems Ltd. since November 1997. From 1992 to 1997, Mr. Leumi served as CEO of Leumi Chemicals Ltd. (family owned business). Mr. Leumi is a graduate of the Israel Naval Academy.

                    Uri Manor - Has been our Director since March 1, 2004. Mr. Manor has served as Managing Director of Datus Ltd., a consulting company specializing in the marketing of defence systems since, January 1, 1996 and Managing Director of Loven Hachatzav Ltd., a holding company specializing in High Tech and Defence companies, since 2001. Mr. Manor is also a member of the board of directors of Soltam Systems and Fibrotex International and Aeronautics Defence Systems. Moreover, Mr. Manor represents Hindustan Aeronautics Limited in Israel. From 1969 to 1996, Mr. Manor held various management positions in Israel Aircraft Industries Ltd. including Deputy General Manager, MBT Division. Mr. Manor holds a B.Sc (1965) and M.Sc (1971) in Aeronautical Engineering, Technion (Israel Institute of Technology).

                    Pritam Singh - Has been our Director since March 1, 2004. Pritam Singh has served as Vice President (Asia Pacific Operations) of Singapore Technologies Electronics Limited since August 1, 2003.  Prior to this Mr. Singh served in the following positions:  General Manager of ST Training & Simulation Pte Ltd (from January 1, 2002 until July 31, 2003); Chief Operating Officer of ST Training & Simulation Pte Ltd (from January 1, 2001 to December 31, 2001); Vice President (Programs) of ST Training & Simulation Pte Ltd. (from January 1, 2000 until December 31, 2000); and Director (Programs) of ST Training & Simulation Pte Ltd. (from January 1, 1999 until December 31, 1999).

                    Eric Chan been our Director since March 1, 2004. On November 10, 2003, Mr. Chan was appointed General Manager of ST training & Simulation (“STTS”). Between the years 1999 and 2003, Mr. Chan held various management positions in CET Technologies (a subsidiary of ST Elect) including Vice President, Defence Business and Deputy General Manager. In 1997, Mr. Chan served as Division Manager of Land Systems Division of Singapore Engineering Software (a subsidiary of ST Elect) where he was instrumental in winning the large-scale island-wide Police C2 program from Singapore’s Ministry of Home Affairs. Mr. Chan currently serves as the Chairman of the Board of iVLab (a subsidiary of STTS), the Alternate Director of Prescient Systems & Technologies and Director of a number of companies including Knowledge Alive and ST Education & Training. Mr. Chan holds a B.Eng (2nd Honors) from the National University of Singapore.

                    Rimon Ben-Shaoul has been our Director since March 1, 2004. Since February 2001, Mr. Ben-Shaoul has served as Co-Chairman, President and Chief Executive officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. From June 1997 to February 2001, Mr. Ben-Shaoul served as President and Chief Executive Officer of Clal Industries and Investments Ltd. (one of Israel’s largest holding companies in the industrial and high-tech sectors) and as a member of the board of directors of Clal (Israel) Ltd. and various subsidiaries thereof. From 1985 to June 1997, Mr. Ben-Shaoul served as President and Chief Executive Officer of Clal Insurance Company Ltd., was a member of its board of directors and served as Chairman or as a member of the board of directors of various subsidiaries of Clal Insurance Company Ltd. Mr. Ben-Shaoul holds an MBA, Tel-Aviv University (1973) and BA in Economics, Tel-Aviv University (1970).

                    Gadi Aviram has been our Director since March 1, 2004. Mr. Aviram is the founder and Chief Executive Officer of Metro Motor Marketing Ltd. (importer and representative of Kawasaki Heavy Industries). From 2000 to 2002, Mr. Aviram served as director of Safecom Car Communication Ltd. and from 1999 to 2000, Mr. Aviram served as director of Pointer (Eden Telecom Group) Ltd.

                    Orit Stav has been one of our external directors since March 1, 2004. Ms. Stav is a partner in Platinum Neurone Ventures (PNV), an Israeli Venture Capital Fund with $110 million under management and 20 portfolio companies. Her responsibilities include leading new investments, advising portfolio companies on financial, operational, and strategic issues. Prior to her position at PNV, Ms. Stav was a partner in Neurone Ventures where she gained experience in analyzing start-up companies, led financing rounds in more than 10 companies, negotiated term sheets and final investment documents, dealt with all facets of founders and management teams and served as a director in several of the portfolio companies. Ms. Stav holds a BA in Economics and Management from Tel Aviv University and an MBA from Hertfordshire University, UK.

                    Amnon Harari has been one of our external directors since July 2002.  Mr. Harari currently serves as the chief executive officer of Advanced Heating Technologies Ltd.  From May 2000 to March2002, Mr. Harari served as chief executive officer of Partner Future Communication Ltd. From April1999 to April2000, Mr. Harari served as general manager of Alcatel Israel.  From April1997 to April1999, Mr. Harari served as corporate vice-president and general manager of the Public Switching Division of Tadiran Telecommunication Ltd.  From 1992 to 1996 Mr. Harari served as the head of the Israeli Air Force Material Directorate.  From February1997 to February 2002, Mr. Harari served as an external director of Elbit Systems Ltd.  Mr. Harari is a Brigadier-General in the Israeli Air Force.  Mr. Harari holds a B.Sc. in Physics from the Tel Aviv University.

                    Ilan Gillies has been Chief Executive Officer since his appointment on November 26, 2003. Mr. Gillies has been employed by the BVR Group since 1995 and served as Managing Director of BVR S Pacific from November1998 to September 2003. Mr. Gillies has served as a combat pilot with the Israeli Air Force since 1989.

                    Reuven Shahar has been our Chief Financial Officer and Vice President, Finance since his appointment on July 1, 2000.  From 1995 through June 2000, he was treasurer, director of finance of Elisra Electronic Systems Ltd.  From 1990 to 1995, Mr. Shahar was the head of the economic staff in the defense division of Elisra.  He previously held various positions at Elisra commencing in 1984.  Mr. Shahar holds a BA in business management from the Hebrew University, Jerusalem and an MBA from Recanati Graduate School of Business Administration in Tel Aviv University.

                    Dekel Tzidon has been our Chief Technology Officer and Vice President, development January 1, 2004. From 1995 to 1997, Mr. Tzidon was employed by RTSET as an R & D engineer and IP manager. In 1997 Mr. Tzidon joined BVR as a senior systems engineer, IP manager and head of the technology group. In 2001, Mr. Tzidon has served as a senior systems engineer in COMVIEW. Since 2002, Mr. Tzidon has been employed as an IP consultant for a number of Hi-Tech companies including BVR. Mr Tzidon has a B.Sc. in computer engineering.

                    Gilad Yavets has been our Vice President, marketing March 3, 2004. Mr Yavets joined BVR in 1997 and since has served in different positions in the company, including: Contracts Director, Director of Business Development and acting vice president marketing. Mr. Yavets holds an LLB in Law from the Hebrew University and an Executive MBA from the Recanti Graduate School of Business Administration in Tel-Aviv University.

Resignation of Directors and Officers

                              The following directors resigned from our board of directors during 2003 and 2004:

•	Mr. Avner Raz resigned on March 30, 2003.

•	Mr. Yuval Yanai resigned on December 24, 2003.

•	Mr. Shlomi Rozenfeld resigned on May 14, 2003.

•	Mr. Aaron Zuker resigned on December 24, 2003.

•	Mr. Dov Avron resigned on October 9, 2003.

•	Mr. Itzhak Benny resigned on October 9, 2003.

•	Mr. Itzchak Gat resigned on December 30, 2003.

•	Mrs. Shali Shalit resigned on March 1, 2004.

     The following officers resigned from our company during 2003 and 2004:

•	Mr. Yoel Katzir, our former Chief Executive Officer, resigned on March 26, 2004.

•	Mr. Amir Makover, our former Vice President - Projects, resigned from on January 28, 2004.

•	Mr. Hulio Arlok, our former Vice President - Research and Development, resigned on January 22, 2004.

•	Mr. Yitzchak Rabinovitz, our former Vice President - Marketing, resigned on March 26, 2003

•	Mr. Iftach Gideoni, or former Chief Technology Officer, resigned on January 31, 2003.

Expiration of Term of Office

                    The term of Ms. Brurira Lekner as our external director has expired, in accordance with the provisions of the Israeli Companies Law, on April 5, 2003.

B. Compensation

                    The aggregate remuneration we paid for the year ended December 31, 2003 to all executive officers as a group (6 persons) was approximately $593,000 in salaries, fees, commissions and bonuses. This amount includes approximately $99,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers (this sum includes compensation paid to the five executive officers who resigned).

                    Members of our board of directors, other than our external directors, do not receive cash compensation for their service on the board of directors or any committee of the board of directors.  However, all of our directors are reimbursed for their expenses for each board of directors meeting attended.  Our external directors received an aggregate of approximately $8,700 for the year ended December 31, 2003.

                    At the meeting of our shareholders held on March 1, 2004, a special majority of our shareholders who voted at that meeting, approved the grant of an option to purchase 72,000 of our ordinary shares to each of our nine directors (Yaron Sheinman, Avi Leumi, Uri Manor, Pritam Singh, Eric Chan, Gadi Aviram, Rimon Ben-Shaoul, Orit Stav and Amnon Harari), with the exception of the chairman of our board of directors. The options will vest upon the completion of one full year of service on our board following the March 1, 2004 shareholders meeting and will be exercisable at a price of $0.18 per share for a period of three years.

                    At the meeting of our shareholders held on March 1, 2004, a majority of our shareholders who voted at that meeting, also approved the grant of an option to purchase 9,000,000 of our ordinary shares to Mr. Aviv Zidon, the chairman of our board of directors. One fifth of the options will vest upon the completion of each full year of service on our board, which commenced on November 24, 2003, for a period of five years and will be exercisable at a price of $0.18 per share for a period of three years.

                    Taking into account the option grants described in the preceding two paragraphs above, as of March 31, 2004, options to purchase 10,753,136 ordinary shares granted to our directors and executive officers under our option plans were outstanding. The weighted average exercise price of these options was $0.22 per share. Of these options, options to purchase 103,136 ordinary shares are currently exercisable or will become exercisable within 60 days of such date.

C. Board Practices

                    Our articles of association provide for a board of directors of not less than two and no more than fifteen members.  Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors.

                    Our articles of association provide that any director may, by written notice, appoint another person to serve as a substitute director and may cancel such appointment.  According to the Israeli Companies Law, a person may not serve as a substitute director for more than one director and a director may not serve as a substitute director.  Any substitute director will have all of the rights and obligations of the director appointing him or her, except the power to appoint a substitute, unless the instrument appointing him provides otherwise, and the right to remuneration.  Unless the time period or scope of any appointment is limited by the appointing director, the appointment is effective for all purposes, but will expire upon the expiration of the appointing director’s term.  To our knowledge, no director currently has appointed any other person as a substitute director.

External Directors

                    Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint two external directors.  The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity.  The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

                    No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director.  Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.  External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•

the total number of votes FOR the appointment of the external directors shall include the votes of at least one third of the shares represented at the meeting in person or by proxy, which are not held by controlling shareholders of the company; or

•	the total number of votes AGAINST the appointment of the external directors, among the non-controlling shareholders of the company, shall not exceed 1% of the aggregate voting rights in the company .

                    When counting the votes of the non-controlling shareholders, abstentions are not to be included in such calculations.

                    An external director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an external director. We compensate our two external directors in accordance with regulations promulgated under the Companies Law.

                    The initial term of an external director is three years and may be extended for an additional three years.  Each committee of a company’s board of directors, which exercises board powers, is required to include at least one external director.  However, the audit committee should include all the external directors.

                    Pursuant to the decisions of the Special General Meetings dated July 9, 2002 and March 1, 2004, Amnon Harari and Orit Stav were appointed respectively as external directors of the Company each for a three-year term.

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

Office Holder Insurance

                    Our articles of association provide that, subject to the provisions of the law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

Indemnification of Office Holders

                    Our articles of association provide that we may indemnify an office holder against:

•

a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his capacity as an office holder; and

•

reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

                    Under the Companies Law, these provisions are subject to shareholder approval.

Limitations on Insurance and Indemnification

                    The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

                    In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

                    We have obtained directors and officers liability insurance.

Audit Committee

                    Under the Companies Law, the board of directors of any public company, as defined by the Companies Law, must appoint an audit committee comprised of at least three directors, including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer and a controlling shareholder or its relative and any director employed by the company or who provides services to the company on a regular basis.  Following the expiration of Ms. Bruria Lekner’s term as our external director and the resignation of Itzhak Gat, Yaron Sheinman, Amnon Harari and Orit Stav were appointed to serve as members of our audit committee. Orit Stav is the financial expert of the committee.

                    The role of the audit committee is to examine flaws in the our business management, in consultation with the internal auditor and our independent accountants, and suggest appropriate courses of action.

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

Management Employment Agreements

                    We have entered into employment agreements with each of our executive officers.  These agreements contain various provisions, including provisions relating to assignment of intellectual property rights to us and confidentiality and are in effect until terminated by either party upon advance notice or otherwise in accordance with the terms of the particular agreement.  All of these agreements also contain non-competition provisions.  Under the Companies Law, in a public company, as defined in the Companies Law, the chief executive officer may not serve as the company’s chairman of the board.  However, the shareholders of the company may approve the service of the chairman of the board also as the chief executive officer, for a period of up to three years, provided, that at least two-thirds of the votes of non-controlling shareholders present and voting at the meeting vote affirmatively.

Employee Share Option Plans

                    We have five employee stock option plans.  Options granted under our option plans generally vest over a period of two or three years.  Options granted under each plan expire four or five years from the date of grant.  Our share option plans are administered by our board of directors.  All of our employees are eligible to participate in our option plans.  The board of directors has complete discretion to make all decisions relating to the interpretation and operation of our option plans, including the discretion to determine which eligible individuals are to receive an award, and to determine the type, number, vesting requirements and other features and conditions of each award.

                    On January 4, 2004, the board of directors adopted a new share option plan under which 5,000,000 options for the purchase of 5,000,000 ordinary shares of the company may be grated to our employees and consultants. Under this plan, as of 31 March 2004, 4,955,000 options were granted to employees and consultants of the Company, at an exercise price of $0.18 each. These options will vest over 5 years with one-fifth vesting each year and each increment expiring 3 years after vesting.

                    In total, as of March 31, 2004, we have granted options to purchase 6,488,136 ordinary shares of the company.  Moreover, as of March 31, 2004, an additional 187,400 ordinary shares of the company were reserved for issuance pursuant to options issuable under our share option plans.

D. Employees

                    As of March 31, 2004, we employed approximately 58 persons, including 3 part time employees, of whom approximately 32 including 2 part time employees, were employed in research and development operations, both internally financed and such that are performed under contracts with our customers, approximately 4  in marketing and sales, approximately 10 in production, and approximately 12, including 1 time employee, in administration and management.  Our employees who have access to proprietary information are required to sign a nondisclosure agreement covering all of our proprietary information which they might possess or to which they might have access.  We believe that we have satisfactory labor relations with our employees and have never experienced a work stoppage.

                    We are subject to labor laws and regulations in Israel.  We and our Israeli employees are also subject to certain provisions of the general collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare.  None of our employees are represented by a labor union and we have not experienced any work stoppages.

E. Share Ownership

                    As of March 31, 2004, Yaron Sheinman beneficially owned 948,328 ordinary shares and an option to purchase 72,000 ordinary shares, vesting in full on March 1, 2005 (subject to the completion of a full year of service on our Board of Directors) and exercisable at a price of $0.18 per share for three years following vesting.  Assuming the exercise of such option and no other exercise of our convertible securities, Mr. Sheinman would hold 1.31% of our then outstanding ordinary shares.

                    As of March 31, 2004, Rimon Ben Shaoul beneficially owned 777,778 ordinary shares, a four-year option to purchase 355,593 ordinary shares, vesting immediately and exercisable at a price of $0.18 per share and an option to purchase 72,000 ordinary shares, vesting in full on March 1, 2005 (subject to the completion of a full year of service on our Board of Directors) and exercisable at a price of $0.18 per share for three years following vesting. Assuming the exercise of such options and no other exercise of our convertible securities, Mr. Ben Shaoul would hold 1.54% of our then outstanding ordinary shares.

                    Other than Yaron Sheinman and Rimon Ben Shaoul, none of our directors and officers beneficially owned more than 1% of our outstanding equity securities.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

                    The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 7, 2004, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

CHUN Holdings Limited Partnership c/o Yigal Arnon & Co. 1 Azrieli Center Tel-Aviv 67021 Israel.	70,475,941		65.49%

Mikal Ltd. 7 Yad Harutzim St. Herzeliya 46606 Israel.	5,666,856	(3)	7. 14%

Polar Investments House Platinum House 21 Ha’arbah St. Tel Aviv 64731 Israel.	8,411,167	(4)	10.54%

Bank Hapoalim B.M. 104 Hayarkon St. Tel Aviv 63432 Israel.	3,888,889		5.01%

Bank Leumi Le-Israel B.M. 24-32 Yehuda Halevi St. Tel Aviv 63432 Israel.	6,111,111		7.87%

(1)

Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of June 7, 2004

(2)

Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of June 7, 2004, are treated as outstanding only for the purposes of determining the percent owned by such person or group.  The percentage of outstanding ordinary shares is based on 77,616,877 ordinary shares outstanding as of June 7, 2004.

(3)	Includes a four-year warrant to purchase 1,777,967 of ordinary shares at a price of $0.18 share, exercisable immediately.

(4)

Includes 2,570,307 ordinary shares held by Koonras Technologies Ltd. (“Koonras”), a wholly-owned subsidiary of Polar Investments Ltd. It also includes a four-year warrant to purchase 2,158,960 (including 911,678 warrants held by Koonras) of our ordinary shares at a price of $0.18 share, exercisable immediately.

                    As of June 24, 2002, we had approximately 6 shareholders of record with a United States address holding approximately 2,878,212 of our ordinary shares, representing approximately 3.71% of our outstanding share capital as of such date

B. Related Party Transactions

Relationship Between Us and BVR-T

     Loan Agreement

                    In November 1998, we and BVR-T entered into a loan agreement, pursuant to which BVR-T agreed to loan us up to $6.5 million.  As of December 31, 2000, the loan, including all interest accumulated thereon, amounted to approximately $600,000.  Interest on the loan was at the average interest rate we paid to Bank Hapoalim B.M. on our line of credit.  The loan was repaid during the period ending on the first quarter of 2001.

Management Services Agreements with Elisra Electronic Systems Ltd.

                    On July 27, 2000 we entered into a management services agreement with Elisra Electronic Systems Ltd., our former controlling shareholder, pursuant to which we paid Elisra a management services fee of $200,000.  The agreement expired on December 31, 2000.  On March 29, 2001, we entered into a second management services agreement with Elisra pursuant to which Elisra provided us with management services during fiscal 2001 for an annual fee of $200,000, which has since expired.  On March 18, 2002, we entered into a third management services agreement with Elisra pursuant to which Elisra will provide us with management services during the year 2002 for an annual fee of $200,000.  On April 6, 2003 we entered into a fourth management services agreement with Elisra pursuant to which Elisra will provide us with management services during the year 2003 for an annual fee of $200,000.  The fourth management agreement was approved by our audit committee and by our board of directors.  See “Item 10.  Additional Information – Transactions Requiring Special Approval.”

Loan agreement with Elisra

                    On May 15, 2002, we obtained a $4.0 million credit line from Elisra, under which we borrowed $3.5 million and which bore interest at a rate of three months LIBOR plus 1%.  The proceeds of this loan were used to finance our operations in the third quarter of 2002.  Following a payment by a customer of approximately $12.5 million the loan was repaid and the credit line was terminated.

One time acquisition through our Subsidiary

                    During 2003, our subsidiary, BVR-S Pacific, purchased on behalf of Elisra, certain hardware products from a Singaporean company. BVR-S Pacific, thereafter, sold such products to Elisra. BVR-S Pacific received a 5% commission from Elisra (approximately $25,000) on this sale.

Transaction With a Subsidiary of Elisra

                    We purchase a specific component that is incorporated into our on-board training systems from Tadiran Spectalink Ltd., a wholly owned subsidiary of Elisra. Purchases from Tadiran Spectalink were approximately $45,000, $244,000 and $1.7 million for fiscal 2003, fiscal 2002 and fiscal 2001, respectively. We believe that the terms of our transactions with Tadiran Spectalink were no less favorable to us from those we could have obtained from an unaffiliated third party supplier.

                    In November 2002, Elta, a division of IAI, acquired from Koor Industries Ltd. 30% of the outstanding shares of Elisra at such time.  Commencing on November  2002 we treat IAI as a related party.  See “Item 4 – Information on the Company – B. Business Overview – Strategic Relationships.” In 2003, we recorded approximately $1.4 million as revenues and approximately $0.5 million expenses as cost of sales from transactions with IAI.

Loan from major shareholders

                    On October 1, 2003 the major shareholders of the Company (at that date) loaned the Company  an aggregate amount of $601,000, in order to finance the Company’s operations. This loan does not bear interest and is comprised of: (i) a $381,000 loan from Elisra  (which was subsequently repaid in April 2004); (ii)a $120,000 loan from Clal Industries and Investments Ltd.; (iii) a $62,000 loan from Polar Investment Ltd (which was subsequently converted into shares – see below); and (iv) a $38,000 loan from Koonras Technologies Ltd (which was subsequently converted into shares – see below).

Short-term Loan from Chun

                    In December 2003, the company received a loan from Chun in the amount of $430,000 linked to the US Dollar and bearing no interest. In March 1, 2004 the Company repaid the aforementioned loan.

Agreement with Consult Wise Pte Ltd.

                    On January 1, 2004, we entered an agreement with Consult Wise Pte Ltd., a Singaporean company. Maayan Tzidon, the brother of Aviv Tzidon, the chairman of our board of directors, holds 50% of the issued and outstanding shares of Consult Wise. Our audit committee and board of directors in their meetings on March 3, 2004 approved this agreement. Pursuant to this agreement, we agreed to pay Consult Wise $3,000 per month for the provision of its marketing services of our products and services in Korea and Singapore, for a period of three years commencing January 1, 2004. In lieu of cash the monthly fee was agreed to be paid in our ordinary shares based on a per share price of $0.18. In order to facilitate the payment of shares, a trustee was issued 600,000 of our ordinary shares and was instructed to release 16,667 of our ordinary shares to Consult Wise each month during the term of the agreement. Should the agreement be terminated prior to the completion of the three-year term, no more shares will be issued to Consult Wise, pursuant to the agreement.

For further information see:

•	“Sale of Shares and Issue of Warrants to Investors” below.

•	Note 23 to the Consolidated Financial Statements included in this annual report.

Sale of Shares to Principal Shareholders

Sale of Shares to and Issue of Warrants to Chun

                    On November 21, 2003, Chun Holdings Ltd., or Chun, issued a tender offer to purchase all of our outstanding shares for a purchase price of $0.18 per share. Pursuant to the tender offer, which expired on December 30, 2003, some of our shareholders, including Clal Industries Ltd. and our former controlling shareholder Elisra Electronics Systems Ltd., or Elisra, tendered an aggregate of 7,142,608 of their shares, constituting 67% of our issued and outstanding share capital. Upon the request of Chun, all of the tendered shares were registered in the name of its affiliate Chun Holdings L.P., or Chun LP, which became our controlling shareholder holding an aggregate of 65.49% of our outstanding shares. Following the expiration of the tender offer, Elisra no longer held any of our share capital.

                    On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of our ordinary shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. This transaction was approved by our audit committee, board of directors and by a special majority of our shareholders who did not have a personal interest in the transaction and who voted at our shareholders meeting held on March 1, 2004.

                    Also on March 3, Chun LP, agreed to provide our company with a credit line in the amount of $3.2 million. In consideration for this credit line our audit committee and our board of directors agreed, subject to shareholder approval, to grant Chun LP a four-year warrant to purchase an additional 40,000,000 of our ordinary shares for an exercise price of $0.18 per share. A special majority of our shareholders who did not have a personal interest in the transaction and who voted at our shareholders meeting held on March 1, 2004, approved the grant of the warrant. Chun LP, however, waived its rights to receipt of warrants to purchase 10,000,000 ordinary shares of our company and agreed that such warrants be granted to other investors (see below).

Options issued to the Chairman of the Board of Directors

                    On January 1, 2004, Aviv Tzidon received an option to purchase 9,000,000 of our ordinary shares issued for services rendered as chairman of our board of directors. One fifth of the options will vest upon completion of each full year of service on our board, which commenced on November 24, 2003. Each option is exercisable for three years following vesting and is exercisable at a price per share of $0.18. This transaction was approved by our audit committee, our board of directors and a special majority of our shareholders who did not have a personal interest in the transaction and who voted at our shareholders meeting held on March 1, 2004.

Sale of Shares and Issue of Warrants to Investors

                    On March 3, 2004, a group of investors entered into an investment agreement to purchase 22,428,225 of our ordinary shares at a price per share of $0.18 for an aggregate purchase price of $4,037,080. Two of the investors, Polar Communications Ltd., and Koonras Technologies Ltd. (which were also existing security holders of the Company prior to the March investment), were issued additional shares in consideration for their agreement to convert an aggregate debt owed to them of $100,000 into 555,556 of our ordinary shares at a price per share of $0.18. Pursuant to same investment agreement, the investors were also issued four-year warrants to purchase an aggregate of 10,000,000 of our ordinary shares with an exercise price of $0.18 per share (Chun LP was initially granted these warrants, but subsequently waived its rights to receive such warrants in favor of the investors).  Two of the investors, Polar Communications Ltd. (and its affiliates) and Mikal Ltd., were granted four-year warrants to purchase an aggregate of 2,158,960 and 1,777,967 of our ordinary shares, respectively. This transaction was approved by our audit committee, our board of directors and a special majority of our shareholders who did not have a personal interest in the transaction and who voted at our shareholders meeting held on March 1, 2004.

Convertible Loan Agreements

                    On March 3, 2004 three of our banks, namely Bank Leumi Israel B.M., Bank Hapoalim B.M. and the Industrial Development Bank Ltd., agreed to convert existing loans in the amount of $1.1 million, $700,000 and $200,000, respectively, into 6,111,111, 3,888,889 and 1,111,111 of our ordinary shares, respectively.

Employment Agreements

                    We have entered into employment agreements with each of our executive officers.  See “Item 6 – Directors, Senior Management and Employees – C. Board Practices—Management Employment Agreements.”

C. Interests of Experts and Counsel

                    Not applicable.

ITEM 8. Financial Information

A. Consolidated Statements and Other Financial Information

                    The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

                    We are not a party to any material legal proceeding.

B. Significant Changes

                    Except as otherwise disclosed in this annual report, there has been no material change in our financial position since December 31, 2003.

ITEM 9. The Offer and Listing

A. Offer and Listing Details

                    Our ordinary shares have traded on the Over The Counter Bulletin Board under the symbol BVRSF.OB since February 2003 and previously traded on the Nasdaq SmallCap Market from March 2001. From October 1998 until March 2001 our shares were traded on the Nasdaq National Market.

                    The following table sets forth, for the periods indicated, the range of high and low sales prices of our ordinary shares:

	High	Low

1999

January 1 - December 31	$12.63	$7.88

2000

January 1 – December 31	$9.63	$0.88

2001

First Quarter	$3.50	$1.50
Second Quarter	$2.31	$1.00
Third Quarter	$3.50	$2.03
Fourth Quarter	$3.02	$2.40

2002

First Quarter	$3.00	$2.48
Second Quarter	$2.65	$1.75
Third Quarter	$2.42	$1.02
Fourth Quarter	$1.07	$0.50

2003

First Quarter	$1.10	$0.37
Second Quarter	$0.95	$0.75
Third Quarter	$0.99	$0.60
Fourth Quarter	$0.85	$0.10
December	$0.41	$0.16

2004

January	$0.85	$0.40
February	$1.10	$0.80
March	$1.02	$0.80
April	$0.95	$0.70
May	$0.73	$0.60

B. Plan of Distribution

                    Not applicable.

C. Markets

                    Our ordinary shares traded on the Nasdaq SmallCap Market until February 13, 2003.  The Nasdaq delisted our ordinary shares after we failed to comply with required listing standards of the Nasdaq SmallCap Market.  Since February 14, 2003, our ordinary shares have been traded on the Over-the-Counter Bulletin Board under the symbol “BVRSF”.

D. Selling Shareholders

                    Not applicable.

E. Dilution

                    Not applicable.

F. Expenses of the Issue

                    Not applicable.

ITEM 10. Additional Information

A. Share Capital

                    Not applicable.

B. Memorandum and Articles of Association

Objects and Purposes

                    We were first registered under Israeli law on January 6, 1998.  Our registration number with the Israeli registrar of companies is 52-004362-1.  Our objects and purposes include the development, design, manufacture and marketing of advanced training systems for military objectives and a wide variety of other business purposes as set forth in Section 2 of our Memorandum of Association, which was filed with the Israeli registrar of companies.

Transactions Requiring Special Approval

                    An “office holder” is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager and any person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and any other manager who is directly subject to the general manager.

                    The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.  The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to the previous actions.

                    The duty of loyalty requires an office holder to act in good faith for the interests of the company and includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

                    Each person listed in the table under “Item 6 – Directors, Senior Management and Employees – A. Directors and Senior Management” is an office holder.

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

                    Under the Companies Law, an extraordinary transaction is a transaction:

•	not in the ordinary course of business;

•	not on market terms; or

•	likely to have a material impact on the company’s profitability, assets or liabilities.

                    Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the company’s articles of association provide otherwise.  A transaction that is adverse to the company’s interest may not be approved.  If the transaction is an extraordinary transaction, then it also must be approved by the audit committee, before the board approval, and under certain circumstances, by the shareholders of the company.  A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.  If a majority of the directors has a personal interest in a transaction, these directors are permitted to be present and vote, but shareholder approval is also required.

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

•

the majority of the votes for the approval includes the votes of at least one-third of the total votes of shareholders who are present at the meeting and who have no personal interest in the transaction; the votes of abstaining shareholders shall not be included in the number of the said total votes; or

•

the total number of votes against the approval, among the shareholders who are present at the meeting and who have no personal interest in the transaction shall not exceed 1% of the aggregate voting rights in the company.

                    For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions”

Directors’ Compensation

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

                    Voting Rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.  The ordinary shares do not have cumulative voting rights in the election of directors.  As a result, holders of ordinary shares that represent more than 50% of the voting power have the power to elect all the directors to the exclusion of the remaining shareholders.

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

Shareholders’ Meetings and Resolutions

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

                    Under the Companies Law, each shareholder of record will be provided at least 21 calendar days’ prior notice of any general shareholders meeting.

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

                    Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders, such as in voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of our authorized share capital;

•	a merger; or

•	approval of certain actions and transactions that require shareholder approval.

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

Mergers and Acquisitions under Israeli Law

                    The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of at least 75% of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice.  For purposes of the shareholders vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the other party, or the right to appoint 25% or more of the directors of the other party, vote against the merger.  Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal for the approval of the merger has been filed with the Israeli Registrar of Companies.

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

                    If following any acquisition of shares, the acquirer will hold 90% or more of the company’s shares or of a class of shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class.  If the shareholders who declined the tender offer hold 5% or less of the company’s outstanding share capital or class of shares, all the shares that the acquiror offered to purchase will be transferred to it.  However, the  tendered shareholders may seek to alter the consideration by court order.

C. Material Contracts

                    In September 2001, we entered into an agreement with Aermacchi S.p.A., a leading manufacturer and producer of modern military training aircraft in Europe, for the supply of a MB339 training aircraft full mission simulator and three years of logistical support. The contract price is $7.1 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project.  We completed this project during the second quarter of 2003 and enter into the logistical support period.  We expect to derive revenues from this project until 2006.

                    On August 15, 2002 we entered into a contract with a foreign naval force with respect to the delivery of enhancements to ship-borne, embedded Naval Combat Maneuvering Instrumentation.  The contract price is approximately $4.8 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project.  We expect to complete this project during the first quarter of 2005.

                    On October 31, 2002 we entered into a contract with the armed forces of an Asian country with respect to the delivery of a simulator.  The contract price was for a minimum of $1.6 million, which, as in substantially all of our contracts, was payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project.  As of April 30, 2003, we received $295,000 under this contract. The party with which we entered the contract is experiencing financial difficulties and we do not anticipate to receive any further revenues thereunder.

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

                    In October 2003 we entered into a contract with the armed forces of a South-American country for the development and supply of a tank training center.  The contract price is approximately $2.7 million, which, as in substantially all of our contracts, is payable in accordance with and subject to timely achievement of specific milestones during the lifetime of the project.  We expect to complete this project during the first quarter of 2005.

                    In November 2003 we entered into a contract together with a European company, with the navy of a European country for the development and supply of a Naval Tactical Trainer.  The contract price is approximately $1.5 million (a significant portion of which will be payable to the Company), which, as in substantially all of our contracts, is payable in accordance with and subject to timely achievement of specific milestones during the lifetime of the project.  We expect to complete this project during the third quarter of 2004.

                    In December 2003 we entered into a leasing contract with the Israeli Air Force for the use and maintenance of an ACMI system.  The contract price is approximately $0.7 million, and is payable on monthly basis. We expect to complete this contract during the first quarter of 2006.

                    For a summary of our other material contracts, see:

•	“Item 4 – Information on the Company – B. Business Overview – Strategic Relationships”

•	“Item 6 – Directors, Senior Management and Employees – B. Compensation”

•	“Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions”

D. Exchange Controls

                    Under current Israeli regulations, we may pay dividends or other distributions in respect of our ordinary shares either in non-Israeli or Israeli currencies.  If we make these payments in Israeli currency, they will be freely converted into non-Israeli currencies at the rate of exchange prevailing at the time of conversion.  Because exchange rates between the NIS and the dollar continuously fluctuate, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS.  See “Item 3.  Key Information— D. Risk Factors.”

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

E. Taxation

Israeli Tax Considerations and Government Programs

                    The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us.  The following also contains a discussion of certain Israeli and United States tax consequences to purchasers of our ordinary shares and certain Israeli Government programs benefiting us.  To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.  The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

                    On January 1, 2003 Israel’s tax laws underwent a significant tax reform (Amendment 132 to Israel’s Income Tax Ordinance (New Version) – 1961, the New Law). The underlying principle of the New Law is to broaden the categories of taxable income, and reduce the tax rates imposed on employment income.

                    The New Law includes provisions which impose a tax on capital gains at a rate of up to 15% for Israeli residents, with respect to real capital gains derived from sales of shares of publicly traded companies (which were previously exempt from capital gains tax in certain cases) subject to certain conditions.  Under the New Law, foreign residents will generally continue to be exempt from capital gains tax on sale of traded securities of Israeli companies.

                    HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FOREIGN, STATE OR LOCAL TAXES.

General Corporate Tax Structure

                    Israeli companies are subject to “Company Tax” at the rate of 36% of taxable income.  According to a proposed amendment to Israeli tax law, the company tax rate may be reduced in the near future to 35%, and may be additionally reduced in subsequent tax years. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

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

                    Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25% (rather than the ordinary corporate tax rate) for the benefit period.  This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier.  The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

                    A company owning an approved enterprise may elect to receive an alternative package of benefits.  Under the alternative package, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period.

                    Our requests for designation of our capital investment at our facility in Rosh Ha’ayin as an “approved enterprise” program were approved under the Investment Law.  For this approved enterprise, we elected the alternative package of benefits.

                    A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding our ordinary shares).  In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter.  We must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.  See “—Taxation of Ordinary Shares—Taxation of Dividends Paid On Ordinary Shares” and Note 18 to the Consolidated Financial Statements.

                    Subject to certain provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the various applicable tax rates.  We are not obliged to distribute exempt retained profits under the alternative package of benefits, and we may generally decide from which year’s profits to declare dividends.  We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend.

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

                    It has been recently announced that significant changes in the Investment Law, including the tax benefits therein, can be expected in the near future. Nonetheless, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, any future changes in the Investment Law are likely to apply only to applications approved after such changes are legislated.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

                    Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs which meet certain criteria and are approved by the Research Committee, a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditure, as determined by the Research Committee, in return for the payment of royalties from the sale of the product developed in accordance with the program.  Regulations promulgated under the Research Law generally provide for the payment of royalties to the Chief Scientist ranging from 3% to 5% or in some cases, such as ours, ranging from 4% to 6%, on revenues from products developed using such grants until 100-150% of the dollar-linked grant is repaid.  Following the full repayment of the grant, there is no further liability for payment.  See “Item 5—Operating and Financial Review and Prospects” and Note 18 to the Consolidated Financial Statements.

                    The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel.  However, under the regulations promulgated under the Research Law, in the event that any of the manufacturing is performed outside Israel by any entity other than us, if approval is received from the Office of the Chief Scientist for such foreign manufacturing and the identity of the foreign manufacturers, we may be required to pay increased royalties.  If the manufacturing volume that is performed outside of Israel is less than 50%, the total amount to be repaid to the Office of the Chief Scientist may be adjusted to 120% of the grant.  If the manufacturing volume that is performed outside of Israel is between 50% and 90% the total amount may be adjusted to 150% of the grant and if it is more than 90%, the total amount may be adjusted to 300% of the grant.  Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacturing of products developed in the future with Office of the Chief Scientist grants.  The letters of approval under which we received the grants do not specifically refer to our manufacturing activities outside of Israel however, we believe that the Office of the Chief Scientist has adequately expressed its consent to such activities.  There can be no assurance that the consents granted to date by the Office of the Chief Scientist will be deemed to be adequate under applicable laws and regulations or that such consents will not be reversed or modified in any way or that we will obtain consents for such activities at all from the Office of the Chief Scientist in the future.  Failure to comply with the requirements for consents for manufacturing outside of Israel could result in penalties, cancellation of grants and denial of any future applications for grants or for these consents.  If the consents obtained from the Office of the Chief Scientist to manufacture our products outside of Israel are terminated or if we are unable to obtain similar consents in the future, our business could be harmed.  The technology developed pursuant to the terms of these grants may not be transferred outside of Israel and may be transferred in Israel only subject to the prior approval of the Research Committee.  Such approval is not required for the export of any products resulting from such research or development.  Approval of the transfer of technology in Israel may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and production and the obligation to pay royalties in an amount that may be increased.  There can be no assurance that such consent, if requested, will be granted.  See “Item 5—Operating and Financial Review and Prospects—Government Grants.”

                    Effective for grants received from the Office of the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of such grants will be subject to interest equal to the 12 months’ LIBOR rate applicable to dollar deposits, that is published on the first business day of each calendar year.

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

Tax Benefits and Grants for Research and Development

                    Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction.  Such expenditures not so approved are deductible over a three-year period.  However, expenditures made out of proceeds made available to us through government grants are not deductible, according to Israeli law.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

                    According to the Law for the Encouragement of Industry (Taxes), 1969, or the “Industry Encouragement Law,” an “Industrial Company” is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency (exclusive of income from certain government loans, capital gains, interest and dividends), is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.  We believe that we currently qualify as an “Industrial Company” within the definition of the Industry Encouragement Law.

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

                    Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  No assurance can be given that we will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

                    The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the “Inflationary Adjustments Law,” represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.  The Inflationary Adjustments Law is highly complex.  Its features which are material to us can be described as follows:

                    (a)     There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed (soft) assets.  Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis).  If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

                    (b)     Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

                    (c)     Gains on certain traded securities, which are normally subject to reduced tax rates, are taxable in certain circumstances. Dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Capital Gains Tax on Sales of Our Ordinary Shares

                    Under current Israeli law, capital gains received by individual shareholders (which are not subject to the provisions of the Inflationary Adjustments Law) upon the sale of our ordinary shares are subject to a 15% tax rate on any capital gain accrued from January 1, 2003. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. Under the New Law, foreign residents will continue to be exempt from capital gains tax on sale of traded securities of Israeli companies, subject to certain conditions.

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

                    Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income like dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends) we should generally withhold at source income tax at a rate of 25%, unless a different rate applies under a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a resident of the United States will be 25% or 12.5% if the holder is a company which holds, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the date of payment of the dividend. However, under the Law for the Encouragement of Capital Investments, 1959 (the Investments Law), dividends generated by an approved enterprise are taxed at the rate of 15%.

Foreign Exchange Regulations

                    Dividends (if any) paid to the holders of our ordinary shares and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted freely into dollars at the rate of exchange prevailing at the time of conversion.  Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS.

F. Dividends and Paying Agents

                    Not applicable.

G. Statements by Experts.

                    Not applicable.

H. Documents on Display

                    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission.  You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates.  Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

                    As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.  A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

I. Subsidiary Information

                    Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

                    Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, equity prices and foreign exchange rates.

Interest Rate Risk

                    We are exposed to interest rate volatility primarily relating to interest rate changes applicable to our withdrawals under our credit lines.  Our credit lines bear interest at rates, which vary with changes in LIBOR.  We do not speculate on the future direction of such interest rates.  As of December 31, 2003, $10.1 million of our debt bore interest at variable rates. The weighted average interest rates on short-term bank credit (linked to the U.S. dollar) as at December 31, 2003 and 2002 are 3.6% and 3.7%, respectively. As of December 31, 2003, the Company utilized all of its available credit lines which were due for payment through June 2004.  On March 2004, the Company reached an agreement with its principal bank lenders for the repayment of $6.55 million and the deferral of repayment of short-term loans totaling $1.5 million until the years 2005, 2006 and 2007. As of December 31, 2003 the interest expenses we attributed to the utilization of our credit lines amounted to $456,000. Interest risk is estimated as the potential increase in interest expenses from a hypothetical 10% increase in the interest rates. Assuming a hypothetical 10% increase, our interest expenses would increase by $46,000.

Equity Price Risk

                    As of December 31, 2003 we did not have any marketable securities that were recorded at a fair value, hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

                    As of December 31, 2003 we had cash and cash equivalents in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $378,000  (out of $1.6 million cash and cash equivalents that we had in total). Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our cash and cash equivalents would decrease immaterially by $34,000.    As of December 31, 2003 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $592,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our accounts receivable would decrease by $54,000.  As of December 31, 2003 we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $969,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such a decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $108,000.

                    The devaluation of the Singapore Dollar (SGD) against the Dollar in 2003 had no material effect on the results of operations of the Company.  As of December 31, 2003 we had accounts receivable in SGD or in funds linked thereto in the aggregate amount of $251,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar/SGD exchange rate. Assuming such an increase in the Dollar/SGD exchange rate, the fair value of our SGD accounts receivable would decrease by $23,000. As of December 31, 2003 we had other receivables in SGD or in funds linked thereto in the aggregate amount of $126,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar/SGD exchange rate. Assuming such an increase in the Dollar/SGD exchange rate, the fair value of our other receivables in SGD would decrease by $11,000.

                    The devaluation of the Euro against the Dollar in 2003 had no material effect on the results of operations of the Company.  As of December 31, 2003 we had other payables in Euro or in funds linked thereto in the aggregate amount of $349,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar/Euro exchange rate. Assuming such a decrease in the Dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $39,000.

          As of December 31, 2003, the Company had an outstanding put option (which formed part of a certain put option over the course of twelve months signed in February 2003), for selling $400,000 for NIS 1,920,000. The expiration of this option was staggered and finally expired in February 2004. The fair value of the derivative financial instrument amounted to a net asset of $172,000 and is recorded as an asset in the balance sheet.

ITEM 12. Description of Securities Other Than Equity Securities

                    Not applicable.

PART II

ITEM 13. Defaults, Dividend Arrearages And Delinquencies

                    Not applicable.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

                    Not applicable.

ITEM 15. Controls and Procedures

                    We have established and maintain disclosure controls and procedures that are designed to ensure that material information relating to us that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

                    Within the 90 days prior to the filing date of this annual report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures. Based on that evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the date of such evaluation.

                    The Chief Executive Officer and Chief Financial Officer have also concluded that there were no significant changes in the our internal controls or in other factors that could significantly affect the internal controls subsequent to the date that the evaluation was completed, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16A	Audit Committee Financial Expert

                    Our board of directors has determined that Orit Stav is our audit committee financial expert.

ITEM 16B	Code of Ethics

                    On May 13, 2004, our company adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant.

                    Copies of our code of ethics will be available at our executive offices upon request.

ITEM 16C	Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Somekh Chaikin, a member of KPMG International (independent auditors) for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2003 and 2002, and fees billed for other services rendered by Somekh Chaikin, a member of KPMG International (independent auditors).

	2003	2002

Audit Fees(1)	$53	$56
Audit-Related Fees(2)	-	-
Tax Fees(3)	$10	$10
All Other Fees(4)	-	$23

(1)

Audit fees consist of fees for professional services rendered for the audit of the Company’s Consolidated Financial Statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees principally for services not provided in Audit Fees.

(3)

Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payment-planning services for tax compliance, tax planning and tax advice.

(4)	Other fees include consulting fees.

Pre-approval Policies and procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by KPMG. Any services provided KPMG that are not specially included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.

ITEM 16D	Exemptions from the Listing and Standards of Audit Committees

                    Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     For information relating to the purchase of our securities by Chun LP see “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions”.

PART III

ITEM 17	Financial Statements

                    We have responded to Item 18 in lieu of this item.

ITEM 18	Financial Statements

                    The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19	EXHIBITS

                    The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description

1.1*	Memorandum of Association of Registrant

1.2*	Form of Articles of Association

2.1**	Management Services Agreement, dated March 18, 2002, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

2.2***	Management Services Agreement, dated April 6, 2003, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

2.3†	Lease agreement, dated September 14, 1999, as amended, between BVR Technologies Ltd. and Minrav Holdings Ltd. (an English summary accompanied by Hebrew original)

2.4†	Lease agreement, dated August 29, 1999, between the Registrant and Electra Real Estate Ltd.(an English summary accompanied by Hebrew original)

3†	Subsidiaries of the Registrant

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

* Incorporated by reference to the Registration Statement on Form 20-F (Commission File No. 0-29884).
** Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2001.
*** Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2002.

† Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2000.

SIGNATURE

                    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.V.R. SYSTEMS (1998) LTD.

By:	/s/ Ilan Gillies

	Name:	Ilan Gillies
	Title:	Chief Executive Officer

By:	/s/ Reuven Shahar

	Name:	Reuven Shahar
	Title:	Chief Financial Officer

Date:  June 28, 2004

B.V.R. Systems (1998) Ltd.

Financial Statements
As of December 31, 2003

B.V.R. Systems (1998) Ltd.

Consolidated Financial Statements as of December 31, 2003

Somekh Chaikin

Mail address PO Box 609 Tel Aviv 61006 Israel	Office address KPMG Millennium Tower 17 Ha’arba’a Street Tel Aviv 61070 Israel	Telephone 972 3 684 8000 Fax 972 3 684 8444

Independent Auditors’ Report to the
Shareholders of B.V.R. Systems (1998) Ltd.

We have audited the accompanying consolidated balance sheets of B.V.R. Systems (1998) Ltd. (the Company) and its subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and by its Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations, changes in the shareholders’ equity and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

Somekh Chaikin
Certified Public Accountants (Isr.)
A member of KPMG International

March 3, 2004, Except for Notes 1 and 11, as to which the date is June 8, 2004

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is a member of KPMG International, a Swiss cooperative.

Consolidated Balance Sheets as of December 31

		2003	2002

	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	1,627	860
Restricted bank deposits	4	-	4,266
Trade receivables	5	4,094	15,700
Work in progress	6	102	328
Other receivables and prepaid expenses	7	763	827
Inventories	8	2,339	1,817

Total current assets		8,925	23,798

Investments, loans and long-term receivables	9	1,318	584

Fixed assets	10
Cost		9,538	9,380
Less - accumulated depreciation		8,378	7,724

Fixed assets, net		1,160	1,656

Total assets		11,403	26,038

Aviv Tzidon	Ilan Gillies	Reuven Shahar
Chairman of the Board of Directors	President and Chief Executive Officer	CFO

Approval date of the financial statements:  March 3, 2004

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheets as of December 31

		2003	2002

	Note	US$ thousands	US$ thousands

Liabilities and shareholders’ equity

Current liabilities
Short-term bank credit	11	10,116	15,083
Trade payables	12	3,268	8,461
Excess of advances from customers over amounts recognized as revenue	13	3,586	1,290
Other payables and accrued expenses	14	3,118	4,325
Short-term loan from related party	15	430	-

Total current liabilities		20,518	29,159

Long-term liabilities
Long-term loans	16	601	-
Liability for employee severance benefits, net	17	460	509

Total long-term liabilities		1,061	509

Commitments and contingencies	19

Shareholders’ equity (deficit)	18
Share capital		2,529	2,529
Additional paid-in capital		21,408	21,408
Accumulated deficit		(34,113)	(27,567)

		(10,176)	(3,630)

Total liabilities and shareholders’ equity		11,403	26,038

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations for the years ended December 31

		2003	2002	2001

	Note	US$ thousands

Income from sales		13,218	26,295	42,550
Income from royalties and commissions	22B	1,249	1,995	1,451

Total income	22A	14,467	28,290	44,001

Cost of sales	22C	13,625	23,715	35,845

Gross profit		842	4,575	8,156

Operating expenses:
Research and development		693	1,554	1,081
Selling and marketing		1,778	2,363	1,915
General and administrative		4,016	4,577	5,029

Operating (loss) profit		(5,645)	(3,919)	131

Financing expenses, net	22D	(707)	(855)	(742)
Other income (expenses), net	22E	55	(140)	(319)

Loss before income taxes		(6,297)	(4,914)	(930)
Income tax expense	20	(249)	(878)	-

Net loss for the year		(6,546)	(5,792)	(930)

Loss per share:
Basic and diluted loss per share (in US $)		(0.61)	(0.54)	(0.09)

Weighted-average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of the basic and diluted loss per share		10,661	10,660	10,705

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Statement of Changes in Shareholders’ Equity

	Number of ordinary shares (NIS 1 par value)	Share capital	Additional paid-in capital	Retained earnings (accumulated deficit)	Total shareholders’ equity (deficit)

		US$ thousands	US$ thousands	US$ thousands	US$ thousands

Balance as at January 1, 2001	10,659,701	2,529	21,408	(20,845)	3,092

Changes during 2001
Net loss for the year	-	-	-	(930)	(930)

Balance as at December 31, 2001	10,659,701	2,529	21,408	(21,775)	2,162

Changes during 2002
Issuance of ordinary shares	1,173	(1) -	-	-	-
Net loss for the year	-	-	-	(5,792)	(5,792)

Balance as at December 31, 2002	10,660,874	2,529	21,408	(27,567)	(3,630)

Changes during 2003
Net loss for the year	-	-	-	(6,546)	(6,546)

Balance as at December 31, 2003	10,660,874	2,529	21,408	(34,113)	(10,176)

(1)   Represents an amount less than US$ 1 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31

	2003	2002	2001

	US$ thousands

Cash flows from operating activities
Net loss for the year	(6,546)	(5,792)	(930)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities (A)	7,042	2,728	(11,032)

Net cash provided by (used in) operating activities	496	(3,064)	(11,962)

Cash flows from investing activities
Purchases of fixed assets	(171)	(535)	(324)
Proceeds from sale of fixed assets	8	3	-
Increase in long-term deposits	(2)	(8)	-
Proceeds from sale of available for sale securities	78	-	-
Withdrawal of long-term deposits	10	-	47
Decrease (increase) in restricted bank deposits	4,266	(13)	3,324
Changes in loans to employees	18	6	(9)

Net cash provided by (used in) investing activities	4,207	(547)	3,038

Cash flows from financing activities
Short-term loan from B.V.R. Technologies Ltd., net	-	-	(642)
Short-term bank credit, net	(4,967)	3,081	(1,269)
Receipt of short-term loan from related party	430	-	-
Receipt of long-term loans from related parties	601	-	-

Net cash provided by (used in) financing activities	(3,936)	3,081	(1,911)

Increase (decrease) in cash and cash equivalents	767	(530)	(10,835)
Cash and cash equivalents at the beginning of the year	860	1,390	12,225

Cash and cash equivalents at the end of the year	1,627	860	1,390

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Cash Flows (cont’d)

	Year ended December 31

	2003	2002	2001

	US$ thousands

A. Adjustments to reconcile net income to net cash provided by (used in) operating activities

Income and expenses not involving cash flows:
Loss (gain) on sale of fixed assets	5	(1)	2
Gain on sale of available for sale securities	(47)	-	-
Erosion of long-term deposits	-	28	-
Depreciation and amortization	659	882	903
(Decrease) increase in liability for employee
severance benefits, net	(49)	(75)	137
Write down of investment in marketable securities	-	141	317
Deferred income taxes, net	-	318	(318)

	568	1,293	1,041

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	11,606	4,449	(4,515)
Decrease (increase) in other receivables and
prepaid expenses	46	(160)	(135)
Decrease (increase) in work in progress	226	(309)	7
Increase (decrease) in excess of advances from customers
over amount recognized as revenue	2,296	(2,607)	(7,590)
Increase in inventory	(1,815)	(441)	(454)
(Decrease) increase in trade payables	(5,198)	(114)	1,397
(Decrease) increase in other payables and accrued expenses	(1,207)	97	(1,141)
Decrease in non-current receivables	520	520	358

	6,474	1,435	(12,073)

	7,042	2,728	(11,032)

B. Non-cash transactions Purchases of fixed assets	5	62	-

The accompanying notes are an integral part of the consolidated financial statements.

B. V. R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 1 - General

A.

B.V.R. Technologies Limited (“B.V.R.”), an Israeli company formed in 1986, has been engaged in the development, manufacture and marketing of advanced training and computer-based simulation systems for military applications, and through its subsidiary, of commercial applications in the fields of telecommunications and entertainment based on virtual reality. On October 23, 1998, B.V.R. executed a Plan of Arrangement (the “Plan” or “the spin off plan”) under Sections 233 and 234 of the Israeli Companies Ordinance, pursuant to which B.V.R. was divided into two separate companies:  (i) B.V.R. Systems (1998) Ltd. (“The Company”), which owns and operates all of what was the defense-related business of B.V.R. and (ii) B.V.R. itself, which owns and operates all of its existing commercial businesses.  The Company, incorporated in Israel, was formed on January 6, 1998 to receive all of the assets and liabilities of the defense-related business of B.V.R., in accordance with the terms of the Plan.

The principal markets for the Company’s products are mainly Europe and the Far East. Most of the Company’s customers are either government institutions or entities controlled by governments. Approximately 58% of the Company’s revenues during 2003 were provided by one customer and approximately 86% and 71% of the Company’s revenues during 2002 and 2001 respectively, were provided by three and two customers, respectively.  (See Note 22A).

The Company’s business is exposed to numerous risks including product development, technological advancement and the introduction of these products to the world’s markets. The companies engaged in this field are required to invest significant resources and constantly update products. The future success of the Company is dependent upon the technological sophistication, price and quality of its products, and the provision of solutions to meet customers’ needs in comparison to competitors.

B.

As part of the Plan, the Company issued ordinary shares to the shareholders of B.V.R. in a manner so that each shareholder of B.V.R. received a quantity of the Company’s shares equal to the number of B.V.R.’s shares held.

In accordance with the spin-off plan, upon the exercise of options by any option holder of B.V.R., the option holder will be issued an equal number of shares of the Company, and the exercise price of both such options will be allocated between B.V.R. and the Company on a 65% - 35% basis of the original price.

C.

In December 2003, Chun Holding L.P. (“Chun”), a corporation controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies Pte Ltd. gained control of the Company by purchasing through tender offer the Company’s shares from other shareholders, including Elisra Electronic Systems Ltd. (“Elisra”), the former controlling company.  As of December 31, 2003, Chun holds approximately 67% of the outstanding shares of the Company.

B. V. R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 1 - General (cont’d)

D.	On March 1, 2004, subsequent to the balance sheet date, the Meeting of the Company’s shareholders approved the following decisions:

	(1)	To increase the share capital of the Company by NIS 180,000,000 divided into 180,000,000 Ordinary Shares, nominal value NIS 1.00 each.

The authorized share capital of the Company following the share capital increase shall be NIS 200,000,000 divided into 200,000,000 Ordinary Shares, nominal value NIS 1.00 each.

(2)

To approve the raising of funds in an amount of between $8 million to $12 million (the “Funds”) by way of issuance of Ordinary Shares, nominal value NIS 1.00 each, at a price per share of $0.18. Of the Funds approximately $6 million shall be raised from Chun, the controlling shareholder of the Company, approximately $2 million shall be by way of conversion of loans from banks and the remaining funds shall be raised from additional shareholders of the Company and other investors.

In addition, and in accordance with the demands of the banks, Chun is to provide a credit line to the Company in the amount of $3.2 million.  In consideration for the credit line, Chun was granted an option to purchase 40,000,000 Ordinary Shares, nominal value NIS 1.00 each, of the Company for an additional investment amount of up to $7.2 million at an exercise price per Ordinary Share, nominal value NIS 1.00 each, of $0.18, for a period of four years.

Chun has resolved, and instructed the Company accordingly, that even though the shareholders of the Company have voted for the grant of all the Options to itself, Chun shall only be entitled to 30,000,000 of the Options and the remaining 10,000,000 Options shall be distributed among the Investors, pro-rata to the cash invested by them following the date herein

The Company will register for trade all Ordinary Shares and options exercisable into Ordinary Shares issued hereunder under a Form F-3.

(3)

To grant to Aviv Tzidon, Chairman of the Board of Directors, an option to purchase 9,000,000 Ordinary Shares of the Company, nominal value NIS 1.00 each, such that for each year of service as active Chairman of the Board of Directors of the Company, he shall be entitled to 1,800,000 options.  The exercise price per share shall be $0.18.

(4)

To grant to the Company’s directors (not including Aviv Tzidon) and external directors, for the coming year, options to purchase 648,000 Ordinary shares of the Company (72,000 options for each director), nominal value NIS 1.00 each, at an exercise per share of $0.18.  The options shall be subject to the completion of a full year of service.

B. V. R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 1 - General (cont’d)

(5)

On June 8, 2004, the Company completed the issuance of shares, in the amount of $12 million, of which $9.9 million was issued in exchange for cash and $2.1 million was issued in exchange for conversion of loans from banks and a controlling interest into shares. The banks postponed repayment of short-term credit, in the amount of $1.5 million, to 2005, 2006 and 2007, and the Company also received a credit line from Chun, in the amount of $3.2 million.

E.

During 2003, the Company’s income totaled only US$14.5 million, and it incurred an operating loss of US$5.6 million, a net loss of US$6.5 million and positive cash flows from operating activities of US$0.5 million.

In addition, as of December 31, 2003, the Company has a deficiency in its shareholders’ equity and a working capital deficit of US$10.2 million and US$11.6 million, respectively.  On the same date, the Company’s cash balance was US$1.6 million, short-term bank credit totaled US$10.1 million. In addition, in the period of report the volume of orders obtained by the Company amounted to $8 million and the Company’s backlog of orders, which has not yet been recognized as income in the statement of operations, was US$19.7 million.

Subsequent to the balance sheet date and following the approval date of the financial statements, the Company issued shares, in the aggregate amount of $12 million, of which $9.9 million were issued in exchange for cash and $2.1 million were issued in exchange for conversion of loans from banks and from some shareholders into shares. In addition, the banks agreed to postpone repayment of short-term credit, in the amount $1.5 million, to 2005, 2006 and 2007, and the Company received a credit line from Chun, in the amount $3.2 million.

The Company is confident that following the capital issue, the rescheduling of the above mentioned loans and raising the sums mentioned above, receipt of the credit line from the controlling shareholders together with meeting forecasted cash flows from operating activities for 2004, as well as obtaining orders forecasted in the budget approved by the Board of Directors, the Company believes it will be able to meet its anticipated commitments for the next 12 months following the approval date of these financial statements.

B. V. R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 2 - Significant Accounting Policies

The financial statements have been prepared in accordance with generally accepted accounting principles in Israel.

A.	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These are management’s best estimates based on experience and historical data.  Actual results could differ from those estimates.

B.	Financial statements

1.	Financial statements in U.S. dollars

The majority of the Company’s sales are made outside Israel in U.S. dollars, and a substantial portion of the Company’s costs are incurred in U.S. dollars. Accordingly, the Company has determined that the U.S. dollar is the currency of its primary economic environment and thus its functional currency.  The Company’s reporting currency is also the U.S. dollar.

The Company’s transactions and balances denominated in U.S. dollars are presented at their original amounts. Transactions denominated in currencies other than U.S. dollars are translated into U.S. dollars using current exchange rates.  All foreign currency transaction gains and losses are reflected in the Statements of Operations as financial income or expenses, as appropriate.

2.	The financial statements of the Company’s subsidiary are remeasured into the Company’s functional currency in the following manner:

Non-monetary balance sheet items - according to the historical exchange rates prevailing on the date of transaction.

Monetary balance sheet items - according to exchange rates prevailing at the balance sheet date.

Items in the statements of income - according to average exchange rates.

Translation gains or losses are recorded in the statements of operations.

C.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary B.V.R.S. Pacific Pte. Ltd. a wholly owned subsidiary, (“Pacific”). Inter-company transactions and balances, including profits from inter-company sales not yet realized outside the group, have been eliminated in the consolidation.

B. V. R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 2 - Significant Accounting Policies (cont’d)

D.	Cash equivalents

Cash equivalents are short-term, highly liquid investments originally purchased with maturities of three months or less and that are readily convertible to cash.

E.	Inventories

Inventories (raw materials and components) are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and components	– on the “first-in, first-out” method

Labor and overhead component	– on the basis of direct and allocable indirect manufacturing cost.

Inventory held for rent is presented in the “long-term investments” category and is depreciated based on its economic useful life.

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

The financial statements include specific provisions for doubtful debts, which, in management’s opinion, adequately reflect the loss inherent in those debts.  Management’s determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by considering the available information on the financial position of the debtors, the volume of their business and an evaluation of the security received from them.

Doubtful debts which, in the opinion of management, are unlikely to be collected, are written off, based either on a management resolution or if they exceed a specified amount.

B. V. R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 2 - Significant Accounting Policies (cont’d)

H.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Computers	20 – 33.3
Motor vehicles	15
Manufacturing equipment	10 – 15
Office furniture and equipment	6 – 15
Leasehold improvements	Over the term of the lease

I.	Provision for warranties

The Company provides warranties on sales of systems to certain customers for periods of up to 24 months. The provision is computed on the basis of specific management evaluations.

J.	Available for sale securities

Investments in available for sale securities that are not designated for sale in the short-term are carried at cost, except where market value is lower than cost and the impairment in value is deemed to be other than temporary.  An impairment in the value of available for sale securities is charged to earnings and a new cost basis for the security is established.

K.	Revenue recognition

The Company follows the requirements defined in Israel Accounting Standard No.4 (“the Standard”).  The Standard requires that income from the execution of long-term contract work should be recognized according to the “percentage of completion” method. The percentage of completion is computed based on the project’s total execution costs which reflect the progress of its completion, and which mainly include:  salaries, material costs and subcontractor charges.

Revenues ascribed to each period are the amounts of gross profits, based on the percentage of completion multiplied by the total revenue on the contract, earned on such contracts during the period plus the costs incurred during the period (excluding cost of materials that have not yet been used and costs incurred for subcontracted work that is still to be performed).

In accordance with the Standard, the accumulated results of project execution work are recorded currently. The yearly report of operations from project execution work covers the full turnover, including such turnover in respect of which an earnings forecast cannot be estimated at the time of reporting, but from which it can be determined that the recovery of expenses incurred is probable.  In such cases, full expenses incurred are currently charged against income at the level of such expenses (“nil net margin presentation”).

B. V. R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 2 - Significant Accounting Policies (cont’d)

K.	Revenue recognition (cont’d)

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.

Royalty revenues are recorded mainly on a cash basis.

As to management’s estimates and assumptions - see Note 2A above.

L.	Research and development costs

Research and development costs are charged to the Statement of Operations, as incurred.

M.	Selling and marketing costs

Selling and marketing costs which can be identified clearly and unmistakably with the individual project and with it alone, are charged to the costs of work in progress.

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

Deferred tax assets for future tax benefits from realization are not included where their realization is less than reasonable. As such, the Company has recorded a valuation allowance in regard of all its tax losses carried forward as well as for other temporary differences (see Note 20G).

B. V. R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 2 - Significant Accounting Policies (cont’d)

O.	Decline in Value of Assets

The Company applies Accounting Standard No. 15 - Decline in Value of Assets (hereinafter - the standard). The standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price and the use value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset). The standard applies to all the assets in the consolidated balance sheet, except inventory, buildings for sale, tax assets and monetary assets (excluding monetary assets which are investments in investee companies that are not subsidiaries). In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has declined. When the value of an asset in the consolidated balance sheet is higher than its recoverable value, the company recognizes a loss from the decline in value in the amount of the difference between the book value of the asset and its recoverable value. The loss thus recognized will be cancelled only in the event of changes occurring in the estimates that were used to determine the recoverable value of the asset since the date on which the most recent loss from the decline in value was recognized.

P.	Basic and diluted loss per share

Basic loss per share is computed based on the weighted average number of ordinary shares of nominal NIS 1.00 par value outstanding during each year, plus the effect of options and warrants outstanding at year-end the exercise of which is probable. Diluted loss per share is computed based on the weighted average number of ordinary shares used for computing the basic loss per share plus options and warrants which were not included in the basic loss per share calculation and which do not have an anti-dilutive effect.

Q.	Accounting for stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25”) and related interpretations, including the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” and interpretation of APB 25 issued in March 2000 (FIN No. 44) in accounting for its fixed employee stock options plans.  Under APB 25, when the exercise price of the Company’s employee stock options equals or is above the market price of the underlying stock on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of the options is provided in accordance with the provisions of Statement No. 123 (see Note 24).

B. V. R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 2 - Significant Accounting Policies (cont’d)

R.	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist mainly of cash and cash equivalents, restricted bank deposits and trade receivables.

At December 31, 2003 and 2002, the Company had cash and cash equivalents, and restricted bank deposits which were deposited with major Israeli banks. Management believes that the financial institutions that hold the Company’s investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

Trade receivables include amounts billed to customers. Management periodically evaluates the collectibility of these trade receivables and adjusts the allowance for doubtful accounts to reflect the amounts estimated to be doubtful of collection.

The Company operates on the basis of agreements it signs with its customers. The Company manages a limited number of projects at the same time, so that a delay in the execution of a project may have a material effect on the financial results.  Furthermore, the majority of the Company’s transactions in progress are with major customers, see Note 1A.

S.	Fair value of financial instruments

The fair market value of the Company’s financial instruments, which are cash and cash equivalents, loan from related party, accounts receivable, and short and long-term debt approximate their carrying value as of December 31, 2003 and 2002. The carrying amounts of the Company’s borrowings under its short loan agreements approximate their fair value, since they bear interest that changes according to the LIBOR rate.

T.	Derivative financial instruments

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

B. V. R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 3 - Cash and Cash Equivalents

	December 31,

	2003	2002

	US$ thousands	US$ thousands

Linked to the U.S. dollar	1,235	13
In New Israeli Shekels	378	760
Linked to other foreign currencies	14	87

	1,627	860

Note 4 - Restricted Bank Deposits

A.

Cash was deposited in banks in respect of bank guarantees granted to the Company’s customers as collateral for the continued performance of work and advances received from the customers. The withdrawal of these deposits is based on the progress in the work and is subject to customer approval.  The Company recorded charges on these deposits in favor of the banks that granted the guarantees.

		Effective Interest rate as at December 31 2003	December 31,

			2003	2002

		%	US$ thousands	US$ thousands

B.	Composed as follows:
	Linked to the U.S. dollar	-	-	4,266

			-	4,266

B. V. R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

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

	December 31

	2003	2002

	US$ thousands	US$ thousands

Open accounts	569	7,764
Income receivable (1)	1,217	6,824
Current maturities of long-term trade receivables	520	520
Former related party	1,788	592

	4,094	15,700

(1)

Income receivable represents the excess of the accumulated revenues included in the statement of operation over advances from customers in respect of the completed part of the project or amounts billed which are reflected as open accounts.

	December 31

	2003	2002

	US$ thousands	US$ thousands

Accumulated amounts recognized as revenues	36,906	78,797
Less - advances from customers	35,800	72,332

	1,106	6,465

Other income receivable	111	359

	1,217	6,824

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 6 - Work In Progress

	December 31

	2003	2002

	US$ thousands	US$ thousands

Costs with respect to work-in-progress	126,113	121,820
Less - amounts charged to statement of income	(126,011)	(121,492)

	102	328

Note 7 - Other Receivables and Prepaid Expenses

	December 31,

	2003	2002

	US$ thousands	US$ thousands

Government authorities	42	158
Employees	-	18
Prepaid expenses	281	337
Others	812	565

	1,135	1,078
Allowance for doubtful accounts (other receivables)	(372)	(251)

	763	827

Note 8 - Inventories

	December 31,

	2003	2002

	US$ thousands	US$ thousands

Components for systems manufacturing	2,287	1,765
Raw materials	52	52

	2,339	1,817

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 9 - Investments, Loans and Long-Term Receivables

	December 31,

	2003	2002

	US$ thousands	US$ thousands

Long-term trade receivables (1)	520	1,040
Less - current maturities	(520)	(520)

	-	520

Marketable securities	-	31
Inventories (2)	1,293	-
Long term deposit	25	33

	1,318	584

(1)	Linked to the U.S. dollar and bearing interest at the rate of 7.8% per year.
(2)

In November 2003, the Company signed an agreement with one of its customers pursuant to which the customer will rent from the Company “Ehud” systems for a period of two years, beginning in February 2004.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 10 - Fixed Assets

	Computers and electronic equipment	Manufacturing equipment	Motor vehicles	Office furniture and equipment	Leasehold improvements	Total

	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands

Cost
Balance as at December 31 2002	6,249	1,974	26	879	252	9,380
Additions	169	-	-	7	-	176
Disposals	(2)	-	(16)	-	-	(18)

Balance as at December 31 2003	6,416	1,974	10	886	252	9,538

Accumulated depreciation
Balance as at December 31 2002	5,300	1,926	6	399	93	7,724
Additions	554	18	3	58	26	659
Disposals	-	-	(5)	-	-	(5)

Balance as at December 31 2003	5,854	1,944	4	457	119	8,378

Net book value as at December 31 2003	562	30	6	429	133	1,160

Net book value as at December 31 2002	949	48	20	480	159	1,656

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 11 - Short-Term Bank Credit

The weighted average interest rates on short-term bank credit (linked to the U.S. dollar) as at December 31, 2003 and 2002, are 3.6% and 3.7%, respectively. As of December 31, 2003, the Company has utilized all its available credit lines which were due for payment through June 2004.  Subsequent to balance sheet date and during March 25,2004 until June 8, 2004, the Company reached an agreement with its principal bank lenders for repayment of US$ 6.55 million and reschedule the repayment of short-term loans in the amount of US$ 1.5 million to the years 2005, 2006 and 2007.

In addition, the banks converted short-term credit, in the amount of $2 million, into Company shares (see also Note 1D).

Note 12 - Trade Payables

	December 31,

	2003	2002

	US$ thousands	US$ thousands

Related party	989	912
Post-dated checks	99	1,313
Open accounts	1,120	2,031
Accrued expenses	1,060	4,205

	3,268	8,461

Note 13 - Excess of Advances from Customers over Amounts Recognized as Revenue

	December 31,

	2003	2002

	US$ thousands	US$ thousands

Advances from customers	49,435	3,819
Less - accumulated amounts recognized as revenue	(45,849)	(2,529)

	3,586	1,290

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 14 - Other Payables And Accrued Expenses

	December 31,

	2003	2002

	US$ thousands	US$ thousands

Payroll and related accruals	719	1,323
Provision for warranty and completion	72	455
Income taxes payable	1,273	966
Related party	364	245
Other accrued expenses and accounts payable	690	1,336

	3,118	4,325

Note 15 - Short-Term Loan from Related Parties

Loan from Chun received in December 2003 linked to US Dollar and bearing no interest.

In March 1, 2004 the Company repaid the aforementioned loan.

Note 16 - Long-Term Loans

A.	Balances according to linkage basis and rates of interest

			December 31
	Linkage Basis	Rates of Interest
			2003	2002

		%	US$ thousands	US$ thousands

Former related parties	US dollar	-	501	-
Liabilities to related parties	US dollar	-	100	-

			601	-

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 16 - Long-Term Loans (cont’d)

B.

On October 1, 2003 the major shareholders of the Company (at that date) granted a loan in the amount of $601 thousand, in order to finance the current operations of the Company. The loan does not bear interest.

Subsequent to the balance sheet date, on March 2, 2004, the loans from related parties in the amount of US$ 100 thousands converted into ordinary shares of the company, at a price of US$ 0.18 per share.

Note 17 - Liability for Employee Severance Benefits, Net

A.

Under Israeli law, the Company is required to make severance payments to dismissed employees and to employees terminating employment under certain other circumstances.  The Company’s liability for severance pay is fully provided for through insurance policies and by accrual.

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

	December 31,

	2003	2002

	US$ thousands	US$ thousands

Severance pay	1,429	2,096
Less - amounts funded*	(969)	(1,587)

	460	509

*	The Company may only withdraw amounts funded for the purpose of severance pay disbursement.

B.	Severance pay expenses (income) recorded for the years ended December 2003, 2002 and 2001 were US$ 116 thousand, US$ (54) thousand and US$ 163 thousand, respectively.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 18 - Shareholders’ Equity

A.	On February 14, 2003, the Company was asked to transfer the ordinary shares quote from the NASDAQ SmallCap Market to the Over the Counter Bulletin Board (OTCBB) under the symbol BVRSF.OB.

On October 9, 2003, the Company filed a Form 15 with the U.S. Securities and Exchange Commission (the “SEC”) to deregister its ordinary shares and terminate its reporting obligations under the Securities Exchange Act of 1934.

In addition, the ordinary shares of the Company will no longer be listed on the Over-the Counters Bulleting Board (OTCBB)

Subsequent to the balance sheet date, on January 5, 2004, the Company withdrew the Form 15 previously filed with the SEC.  As a result, from February 15, 2004, the Company’s ordinary shares are once again quoted on the Over-The Counters Bulletin Board (OTCBB) under the symbol “BVRSF.OB”.

B.
	Authorized		Issued and outstanding

	December 31,		December 31,

	2003	2002	2003	2002

Ordinary shares of NIS 1.00 par value	20,000,000	20,000,000	10,660,874	10,660,874

C.

In June 2000, the Board of Directors of the Company approved a plan to grant options for the purchase of up to 1,200,000 ordinary shares to the Company’s employees. Each option is exercisable into one ordinary share of the Company at an exercise price equal to the market price of the share on the date of issuance.

At December 31, 2003, there are 805 thousand options outstanding, after cancellation of those options held by employees who are no longer employed by the Company.
The options are exercisable at prices of US$ 1.188 to US$ 4.25 per share.

The aforesaid options are exercisable in three equal increments (one third per year) commencing one year after their issuance.

Within the framework of the above plan, in July 2000, the Company issued to Mr. Avner Raz, the former Chairman of the Board of Directors and former CEO, options to purchase 60,000 ordinary shares of the Company, at an exercise price of US$ 4.25 per each share.  The vesting dates of the options are as follows: options to purchase 20,000 ordinary shares of the Company on July 24, 2001; options to purchase 20,000 ordinary shares of the Company on July 24, 2002, and options to purchase 20,000 ordinary shares of the Company on July 24, 2003.

In March 2002, Avner Raz resigned and accordingly 20,000 options which had not vested were cancelled.

In August 2001, the Board of Directors resolved to cancel the remaining balance of options that were available for issuance from this option plan.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 18 - Shareholders’ Equity (cont’d)

D.

In February 2000, the Company’s Board of Directors approved the grant of up to 300 thousand options to employees of the Company. The options were issued in March 2000 and will be exercisable, after a vesting period, until March 2005 at the price of US$ 7.125 in cash per option.  Each option is exercisable into one ordinary share of the Company.

At December 31, 2003, there are 163 thousand options outstanding, after cancellation of those options held by employees who are no longer employed by the Company.

E.

In August 2001, the Board of Directors of the Company approved an option plan to grant options for the purchase of up to 707,900 ordinary shares to the Company’s employees, directors and subcontractors. Each option is exercisable into one ordinary share of the Company at an exercise price equal to the market price of the share on the date of issuance.

The aforesaid options are exercisable in two increments, one third after one year from the date of issuance and two thirds after two years from the date of issuance. The options will expire after three years from the vesting date of each increment.

Within the framework of the above plan, in September 2001, the Company issued to Mr. Avner Raz, the former Chairman of the Board of Directors, options to purchase 60,000 ordinary shares of the Company, at an exercise price of US$ 2.03 per each share.

In March 2003, Avner Raz resigned and accordingly 40,000 options which had not vested were cancelled.

At December 31, 2003, there are 587 thousand options outstanding after cancellation of those options held by employees who are no longer employed by the Company.

F.	In January 2004, the Company’s Board of Directors approved the grant of up to 5,000 thousand options to employees of the Company. Each option is exercisable into one ordinary share of the Company.

In January 2004, the Company issued to Mr. Ilan Gillies, the Chief Executive Officer, options to purchase 1,000,000 ordinary shares of the Company, at an exercise price of US$ 0.18 per each share.

G.

In January 2004, the Company signed an agreement with Consult Wise Pte Ltd. (the “Consultant”) according to which the Consultant will provide the Company marketing services in the Far East. The Company will pay to the Consultant an amount of $3,000 each month by way of issuance of 16,667 ordinary shares of nominal value NIS 1 per share.

Maayan Tzidon, a brother of Aviv Tzidon Chairman of the Board of Directors, provides the Consultant’s services.

H.	Any dividend distributed by the Company will be declared in NIS and paid in U.S. dollars on the basis of the exchange rate prevailing at the date of payment.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 18 - Shareholders’ Equity (cont’d)

I.	(1)

In accordance with the decisions of the Company’s shareholders meeting which held on March 1, 2004, on June 8, 2004, the Company completed the issuance of shares, in the amount of $12 million, of which $9.9 million was issued in exchange for cash and $2.1 million was issued in exchange for conversion of loans from banks and a controlling interest into shares.

In addition, the Company will grant to Aviv Tzidon, Chairman of the Board of Directors, an option to purchase 9,000,000 Ordinary Shares of the Company, nominal value NIS 1.00 each at an exercise price per share shall be $0.18.

The Company will also grant to Company’s directors (not including Aviv Tzidon) and external directors, for the coming year, options to purchase 648,000 Ordinary shares of the Company (72,000 options for each director), nominal value NIS 1.00 each, at an exercise per share of $0.18.

In addition, and per the demands of the banks, Chun is to provide a credit line to the Company in the amount of $3.2 million.  In consideration for the credit line to grant to Chun an option to invest an additional sum of up to $7.2 million at an exercise price per Ordinary Share, nominal value NIS 1.00 each, of $0.18, for a period of four years.

See also Note 1D.

(2)

Subsequent to the balance sheet date, on March 2, 2004, the loans from related parties in the amount of US$ 100 thousands converted into ordinary shares of the company, at a price of US$ 0.18 per share.

See also Note 16.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 19 - Commitments And Contingent Liabilities

A.	Cooperation agreement

1.

The Company developed, manufactured and marketed the “Ehud” system pursuant to a joint venture agreement entered into in 1992 with the MLM division of Israel Aircraft Industries Ltd. (“IAI”) (the “IAI Agreement”). Pursuant to the IAI Agreement, the Company and IAI agreed to jointly develop, manufacture and market the “Ehud”, with IAI subcontracting certain of the manufacturing and integration work with respect to the “Ehud” product to the Company.

The IAI Agreement expired pursuant to its terms in October 1997.

During August 1999, the Company signed a new agreement with MLM (MLM Agreement) which governs a joint venture between the parties and which also provides guidelines for fair competition between the parties, this without adversely impacting existing agreements previously signed with third parties.

The parties have agreed that the “Ehud” system will be marketed by each of the parties, in various territories, in consideration of the payment of various royalties to the other party.
As part of the MLM Agreement, the following worldwide territories have been delineated:

a.

A territory in which one party operates exclusively while paying the other party royalties at the rate of 4.75% - 12.5% of the contract consideration with respect to contracts executed in such countries until 2008. The party receiving the royalty shall not operate in this territory in any manner whatsoever.

b.

A territory in which the parties may compete, with the successful party paying the other party royalties at the rate of 4%-8% of the contract consideration, with respect to contracts executed in such countries until 2008.

	c.	Countries not included in a. and b., above, shall be covered by a separate arrangement.

Pursuant to MLM Agreement, MLM has the exclusive right to market and sell the “Ehud” systems in the countries included in the BGT Agreement (countries in West Europe).

The agreement, whose terms are set forth above, shall apply to the sale of the “Ehud” systems. With regard to other product, separate royalty payment instructions were set up.

There are still outstanding disagreements between the parties relating to projects performed prior to entering into the MLM agreement. The MLM agreement provides for a resolution mechanism of such disputes, including by arbitration in case the parties cannot reach a mutually agreed resolution.  Management believes that the resolving of outstanding disagreements will not have additional implications on the financial results or the Company’s financial situation.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 19 - Commitments And Contingent Liabilities

A.	Cooperation agreement (cont’d)

2.

During November 2001, the Company and Smiths Aerospace signed a Memorandum of Understanding to pursue an integrated Smiths Airborne Video Solid State Recorder (AVSR) with the Company’s airborne embedded training suite (“the Product”). The parties agreed to work towards a teaming agreement that will define the roles of the parties and terms of a program or programs relating to the said Product.

B.	Lease commitments

The premises occupied by the Company are rented under various operating leases expiring at the end of September 2009. The future minimum annual rental payments as of December 31, 2003 are as follows:

Year ending December 31,	US$ thousand

2004	364
2005	474
2006	474
2007	453
2008 and after	599

2,364

C.	Spin-off

In connection with the spin-off plan (“plan”) the Company completed several agreements with B.V.R. for the purpose of giving effect to the plan and defining the Company’s and B.V.R.’s working relationship, as follows:

1.

The Company and B.V.R. each undertook to indemnify and/or compensate the other (the “Injured Party”) for any amount, damage or expense that the Injured Party incurs in consequence of a third-party claim relating to a field of activity of the indemnifying party, concerning events occurring before the effective date of the spin-off, provided that the Injured Party has notified the indemnifying party of the third-party claim and has allowed the indemnifying party to manage and defend such claim.

As at December 31, 2003 and for the three years then ended, no expenses and/or liabilities were recorded by the Company. The Company has no information that would indicate that any material payments will be required in respect of this agreement.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 19 - Commitments And Contingent Liabilities (cont’d)

C.	Spin-off (cont’d)

2.

The Company and B.V.R. entered into an agreement concerning technology transfers and cross licenses between each of the parties (the “Agreement”). Under this agreement, B.V.R. transferred to the Company the rights to co-ownership of B.V.R.’s intellectual property as related to the defense-related operations transferred to the Company pursuant to the spin-off agreement.

3.

B.V.R. will only be entitled to exploit such intellectual property rights for its activities that do not conflict with the Company’s activities as conducted at the time of consummation of the Plan other than with respect to applications relating to simulation and training systems for commercial applications which shall be exploited solely by the Company. The Company and B.V.R. further agreed not to compete with each other’s business activities.

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

2.

On certain occasions the Company deposit cash and cash equivalents with certain financial institutions that have issued guarantees on behalf of the Company in favor of its customers. In order to fulfill the above-mentioned commitment, the Company places a charge on its bank deposits (including the insurance rights attached thereto). At the balance sheet date there are no restricted bank deposits (as at December 31, 2002 US$ 4,266 thousand).

3.	The secured liabilities and guarantees (secured by a debenture) are as follows:

	December 31,

	2003	2002

	US$ thousands	US$ thousands

Short-term credit from banks	10,116	15,083

Performance guarantees (1)	7,571	6,732

Advance payment guarantees (1)	7,762	17,411

Other bank guarantees (1)	570	4,414

(1) The guarantees are provided by banks in favor of the Company.

The expiration dates of the guarantees are up to December 31, 2006.

Bank charges on those guarantees are attributed to financial expenses.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 19 - Commitments And Contingent Liabilities (cont’d)

E.	Liability for warranty and completion

The Company has made provision for warranty for some of its completed projects, in accordance with management judgment and based on past experience.
The changes in this provision during 2003 are as follows:

US$ thousands

Balance at December 31, 2001	150
Accrued	334
Utilized	(29)

Balance at December 31, 2002	455
Accrued	30
Utilized	(413)

Balance at December 31, 2003	72

F.	Management agreement with the shareholders

The Company reached an agreement with Elisra concerning management services to be provided to the Company by Elisra.
For each of the three years ended December 31, 2003, the Company paid Elisra US$ 200 thousand.
The Agreement was cancelled in December 2003.

G.	Derivative financial instruments

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

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 19 - Commitments And Contingent Liabilities (cont’d)

G.	Derivative financial instruments (cont’d)

As at December 31, 2003, the Company has an obligation to sell US$ 500 thousand for a total amount of NIS 2,183 thousand.

The fair value of this derivative financial instrument amounted to a net liability of US$ 3 thousand as of December 31, 2003 and was recorded as a liability in the balance sheet (See Note 14, in other accrued expenses and accounts payable).

As at December 31, 2003, the Company has a put option (part of a certain put option strategy signed in February 2003) for selling US$ 400 thousand for NIS 1,920 thousand. The option expires during various periods until February 2004. The fair value of the derivative financial instrument amounted to a net asset of US$ 172 thousand and was recorded as an asset in the balance sheet (See Note 7, in others).

As at December 31, 2002, the Company has an obligation to sell US$ 151 thousand for a total amount of £ 108 thousand (recorded as a hedge).
The fair value of this off-balance sheet instrument amounted to a net asset of US$ 22 thousand as of December 31, 2002.

H.	Information on contracts for long-term projects

	December 31 2003 and the Year then ended	December 31 2002 and the year then ended	December 31 2001 and the year then ended

	Contracts for projects	Contracts for projects	Contracts for projects

	US$ thousands	US$ thousands	US$ thousands

Amount of contracts for long-term projects signed during the year	7,723	6,123	12,291

Portion of the accumulated amount of contracts for long-term projects not yet recognized as income at the year end	14,066	20,225	38,152

Note 20 - Income Taxes

A.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law (see Note 20C hereunder), the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 20 - Income Taxes (cont’d)

B.	Tax benefits under the law for the Encouragement of Capital Investments, 1959 (“the law”)

In 1998, the Company applied for approval of the expansion of its facilities in Rosh Ha’ayin (“the second plan”).

In addition, in 2001 the Company filed a request for an additional new plan to expand its production facilities in Rosh Ha’ayin (“the third plan”). The request was approved in 2002.

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

As of December 31, 2003, due to losses, the Company had not yet utilized the tax benefits provided in the second and third plan.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company.  The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

If the retained tax-exempt income is distributed in a manner other than the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 25%).  As at December 31, 2003 the Company has accumulated losses.

The aforementioned benefits are conditional upon compliance with the terms and regulations as prescribed by law, and the approvals according to which the investments were carried out.  Non compliance with the terms may result in the cancellation of the benefits, in whole, or in part, and the refund of the benefit amounts in addition to accrued interest.

As of the date of the financial statements, the Company’s management is of the opinion that it is in compliance with all of the aforementioned terms.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 20 - Income Taxes (cont’d)

C.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, taxable income is measured in real terms, in accordance with the changes in the Israeli CPI.

D.	Tax rates applicable to income from other sources in Israel

Income derived from sources other than the approved enterprise is not eligible for the aforementioned benefits and is taxed at the regular rate of 36%.

E.	Taxation of foreign subsidiary

The subsidiary in the Far East is taxed under the tax laws in force in those countries.

F.	Israel Tax Reform with effect from January 1, 2003

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

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company has chosen for the employee stock incentive plans commencing January 1, 2003 to waive the tax expense and the employee will pay a reduced tax rate of 25%.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 20 - Income Taxes (cont’d)

F.	Israel Tax Reform with effect from January 1, 2003 (cont’d)

3.	Controlled foreign company (CFC).

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets for future tax benefits from realization are included where their realization is reasonable. As such, the Company has recorded a valuation allowance in regard of all its tax losses carried forward as well as for other temporary differences.

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2003	2002

	US$ thousands	US$ thousands

Deferred tax assets:
Provision for vacation	67	175
Liability for employees severance pay	166	183
Net operating loss carryforwards	14,897	11,524
Research and development costs, net	373	469
Others	42	-

	15,545	12,351
Deferred tax liabilities
Others	-	(18)

	-	(18)

	15,545	12,333
Less: Valuation allowance	(15,545)	(12,333)

Deferred tax asset	-	-

If the undistributed earnings of the Singapore subsidiary of approximately US$ 210 thousand were to be distributed as a dividend, additional taxes of approximately US$ 46 thousand will be payable (see Note 2N2).

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 20 - Income Taxes (cont’d)

H.	A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

	Year ended December 31,

	2003	2002	2001

	US$ thousands	US$ thousands	US$ thousands

Loss before taxes on income	(6,297)	(4,914)	(930)

Statutory tax rate in Israel	36%	36%	36%

Theoretical tax benefit	(2,267)	(1,769)	(335)
Losses deductions and expenses in respect of which deferred tax assets were not recorded	2,289	1,863	73
Taxes in respect of previous years	143	128	218
Non-deductible expenses	84	107	101
Deductible expenses	-	(5)	(123)
Change in beginning-of-year valuation allowance	-	318	-
Taxes in respect of subsidiary	-	236	66

Actual tax expense	249	878	-

I.	Income tax assessments

The Company has not received any final tax assessments since incorporation.

J.	Net operating losses carryforward

Net operating loss carryforwards as of December 31, 2003 totaled approximately US$ 41.4 million (as of December 31, 2002 approximately US$ 32 million). The net operating loss carryforwards have no expiration date.

K.	Tax assessments

In December 2003, the Income Tax Authority issued a tax assessment for the 1998 tax year, pursuant to which the Company is required to pay the balance of its tax liabilities in respect of this year, along with a demand for payment of additional sums, in the total amount of $1,330 thousand (including interest and linkage differences). The Company has submitted an appeal to the Income Tax Authority regarding this assessment. In the estimation of Company Management, based on the opinion of its professional advisors, the Company will not be required to pay additional sums in excess of the provision included in the books, in the amount of $ 1,053 thousand.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 21 - Monetary Balances In or Linked To Currencies Other Than The U.S. Dollar

	December 31, 2003			December 31, 2002

	Israeli currency		Foreign currencies	Israeli currency		Foreign currencies

	Linked	Unlinked		Linked	Unlinked

	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands

Assets

Current assets	-	1,194	520	17	1,418	452

Long-term assets	-	25	-	-	33	-

	-	1,219	520	17	1,451	452

Liabilities

Current liabilities	1,273	2,323	488	966	2,933	1,940

Long-term liabilities	-	-	-	-	509	-

	1,273	2,323	488	966	3,442	1,940

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 22 - Supplementary Statement of Operation Information

A.	Summary information about geographical areas:

Total revenues are attributed to geographic areas based on the location of the customers.

		Year ended December 31,

		2003	2002	2001

		US$ thousands	US$ thousands	US$ thousands

1.	Total revenues:
	Israel	1,181	406	1,892
	Far East	10,391	19,462	31,890
	Italy	842	5,108	2,582
	Rest of Europe	1,199	2,738	4,188
	America	854	-	163
	Africa	-	576	3,286

		14,467	28,290	44,001

2.	Major customers data as a percentage of the total revenues:

	Customer A	58%	41%	26%
	Customer B	*-	27%	45%
	Customer C	*-	18%	*-

		58%	86%	71%

* Less than 10%.

B.	Income from royalties and commissions

In the Cooperation agreement the Company signed with MLM, it was provided that in respect of those territories in which the project is carried out by one party, royalties will be paid to the other party.  The rate of royalties is mainly 4% - 12.5% of the contract price (see Note 19A1).

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 22 - Supplementary Statement of Operation Information (cont’d)

	Year ended December 31,

	2003	2002	2001

	US$ thousands	US$ thousands	US$ thousands

C. Cost of sales

Raw materials and components	1,646	6,481	16,843
Salaries, wages and employees’ benefits	4,403	6,071	5,101
Subcontractors	3,455	5,778	7,538
Agents fees	657	1,818	3,713
Depreciation	477	652	636
Other manufacturing costs	2,987	2,915	2,014

	13,625	23,715	35,845

D.	Financial items

	Year ended December 31,

	2003	2002	2001

	US$ thousands	US$ thousands	US$ thousands

Financial income:
Interest on short-term deposits	41	83	563
Interest on loans to others and interest from non-current receivables	57	98	138
Other	240	-	-

	338	181	701

Financial expenses:
Bank charges and interest on short-term credit	838	878	1,213
Other	207	158	230

	1,045	1,036	1,443

Total financial (expenses)	(707)	(855)	(742)

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 22 - Supplementary Statement Of Operation Information (cont’d)

E.	Other (income) expenses, net

		2003	2002	2001

		US$ thousands	US$ thousands	US$ thousands

	Write-down of investment in available for sale securities	-	141	317
	Gain from sale of available for sale securities	(47)	-	-
	Others	(8)	(1)	2

		(55)	140	319

F.	Supplementary information on statements of operations

	Rent	565	574	542

	Advertising costs	35	61	73

	Royalties expenses	437	671	1,482

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 23 - Related Parties

A.	Balances

Related parties are comprised of principal shareholders (10% holding of the Company’s share capital) and their subsidiaries and affiliates as well as affiliates of the Company. Transactions with related parties are mainly as follows:

1.	Sales of the Company’s products and expenses related to such sales.
2.	Interest payable on loans received.
3.	Payment of Management fees.
4.	Purchases of services and products.

All transactions, and terms with related parties were identical to those applied to transactions with other customers or suppliers.

	December 31,

	2003	2002

	US$ thousands	US$ thousands

Due from:
Trade receivables - Elisra Electronic Systems Ltd.(*)	-	70
Israel Aircraft Industries Ltd.(*)	1,788	522
Due to:
Trade payable - Tadiran Spectralink Ltd.(*)	-	27
Israel Aircraft Industries Ltd.(*)	989	885
Other payable - Elisra Electronic Systems Ltd.(*)	172	68
Israel Aircraft Industries Ltd.(*)	192	177
Short-term loan - Chun Holding L.P.	430	-
Long-term loan - Polar Investments Ltd.	62	-
Koonras Technologies Ltd.	38	-
Elisra Electronic Systems Ltd. (*)	381	-
Clal Industries and Investments Ltd. (*)	120	-

(*) A related party until December 2003.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 23 - Related Parties (cont’d)

B.	Transactions with related parties

	Year ended December 31,

	2003	2002	2001

	US$ thousands	US$ thousands	US$ thousands

Income from sales (1)(3)	1,961	70	-
Cost of sales (mainly Royalties and components for systems manufacturing) (1)(2)(3)	604	245	1,699
General and administrative expenses (1) (4)	370	363	362
Interest expense, net (5)	-	9	-

(1)	To Elisra (*)
(2)	To Tadiran Spectralink (*)
(3)	To Israel Aircraft Industries Ltd. (*)
(4)	Including the salary of the CEO and fees paid to directors.
(5)

On May 15, 2002, the Company obtained a US$ 4.0 million credit line from Elisra Electronics Systems Ltd. (*) (“Elisra”) of which $500,000 were not utilized, which bears interest at the rate of three months LIBOR plus 1%. The proceeds of this loan were used to finance the Company’s operation until receiving, in the third quarter of 2002, a payment of approximately US$ 12.5 million, following which the loan was repaid to Elisra.

(*)	A related party until December 2003

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 24 - Effect of Material Differences Between Israeli and U.S. GAAP

A.

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain significanrespects from those followed in the United States (“U.S. GAAP”), as described below:

1.	Deferred Income Taxes

Under Israeli GAAP, deferred taxes are recognized on temporary differences that result from changes in exchange rates or indexing when the reporting and local currency is the U.S. dollar or a currency linked thereto.

Under U.S. GAAP and in accordance with paragraph 9(f) of FAS 109, deferred taxes should not be provided for differences that result from changes in exchange rates or indexation for tax purposes related to non-monetary assets and liabilities that are remeasured using historical exchange rates when the functional currency is the reporting currency.

Under Israeli GAAP, a deferred tax asset is recognized when it is probable that the deferred tax asset will be realized.
Under U.S GAAP, a deferred tax asset is recognized when it is more likely than not that the deferred asset will be realized.

2.	Derivative financial instruments

Under Israeli GAAP, derivative financial instruments designated for hedge are deferred and recognized when the hedged transactions occur.  Derivative financial instruments that are not qualified or designated for hedge accounting are stated in the financial statements at their fair value.  Changes in fair value are recognized in the statement of income in the period in which they occur.

Under U.S. GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“the Standard”) requires that all derivatives will be classified on the balance sheet as assets or as liabilities at their fair value.  The change in the fair value of derivatives, which are not designated as a hedging instrument, will be recognized in the statement of operations in the period of the change.  If the nature and characteristics of a derivative meet the definition of a “hedge”, the changes in the fair value of the derivative will be offset from the changes in the fair value of the hedged item (assets, liabilities or firm commitments) and will be recognized in the statement of operations or as part of comprehensive income, depending on the type of the hedge, until the hedged item is recognized in the statement of operations. The ineffective part of the hedging derivative will be reported in the statement of operations on a current basis.

The Company’s derivative financial instruments do not meet the conditions for hedging relationship of FAS 133, and therefore have been presented at fair value, while all adjustments to fair value are recorded in earnings.

3.	Comprehensive Income

Israeli GAAP does not require disclosure of comprehensive income.

Under U.S. GAAP, the amount of “comprehensive income”, comprising net income and items described as “other comprehensive income”, such as foreign currency translation adjustments, unrealized gains and losses on available-for-sale securities and changes in the fair value of derivatives that qualify as cash flow hedges, should be reported separately in the financial statements.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 24 - Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

A.

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain significant respects from those followed in the United States (“U.S. GAAP”), as described below: (cont’d)

4.	Marketable securities

According to Israeli GAAP

Marketable securities not designated for sale in the short-term are carried at cost (regarding debentures, including accumulated interest), except where market value is lower and the decline in value is deemed to be permanent.

According to U.S. GAAP

In accordance with SFAS 115 unrealized gains and losses on investments in available-for-sale securities (purchase and sales transactions which are not carried out on an active and frequent basis) are reported as a separate component of shareholders’ equity. Other than temporary decline in the value of available-for-sale securities is recorded in the statement of operations.

For U.S. GAAP purposes, the Company has determined, as of the purchase date and as of the balance sheets date that its equity securities should be classified as available-for-sale securities and stated at fair value, with unrealized gains and losses, net of tax, reported as Other Comprehensive Income.

The effect of the above-mentioned difference on the Statement of Changes in Shareholders’ Equity for each of the three years ended December 31, 2003 is reported as part of the Other Comprehensive Income.

5.	Earnings per share

According to Israeli GAAP

The effect of options and warrants is included in the computation of basic earnings per share only if their exercise is considered probable, based on the ordinary relationship between the market price of the shares stemming from the exercise of the warrants and the discounted present value of the future proceeds derived from the exercise of the options and warrants.

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

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 24 - Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

A.

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain significant respects from those followed in the United States (“U.S. GAAP”), as described below: (cont’d)

5.	Earnings per share (cont’d)

According to U.S. GAAP

U.S. GAAP also requires dual presentation of basic and diluted earnings per share for entities with complex capital structures as well as a reconciliation of the basic EPS computation to the diluted EPS computation.  Basic EPS is calculated by dividing net income available to ordinary stockholders, by the weighted average number of common shares outstanding.  The computation of diluted EPS assumes the issuance of common shares for all dilutive-potential common shares outstanding during the reporting period.  The dilutive effect of stock options is considered in earnings per share calculations if dilutive, using the “if converted” treasury stock method.

6.	Liability for termination of employer-employee relations

According to Israeli GAAP

Amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

According to U.S. GAAP

According to U.S. GAAP, the amounts funded should be presented as long-term investments and the gross amount of the liability should be presented as a long-term liability.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 24 - Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

B.	The effect of the differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

1.	On statements of income

	Year ended December 31,

	2003	2002	2001

	US$ thousands	US$ thousands	US$ thousands

Net loss as reported, according to Israeli GAAP	(6,546)	(5,792)	(930)

GAAP differences	-	-	-

Net loss under U.S. GAAP	(6,546)	(5,792)	(930)

Basic and diluted net (loss) income per share (in U.S. $)

As reported, according to Israeli GAAP	(0.61)	(0.54)	(0.09)

According to U.S. GAAP	(0.61)	(0.54)	(0.09)

Weighted average number of ordinary shares outstanding (in thousands) used in basic and diluted loss per share calculation under U.S. GAAP	10,661	10,660	10,660

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 24 - Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

2.	On balance sheet items

	December 31,

	2003			2002

	US$ thousands

	As Reported	Adjustment	As per US GAAP	As Reported	Adjustment	As per US GAAP

Severance pay fund	-	969	969	-	1,587	1,587
Derivative financial instruments	-	-	-	-	22	22
Total assets	11,403	969	12,372	26,038	1,609	27,647
Liability for employee severance benefits, net	460	969	1,429	509	1,587	2,096

Total shareholders Equity (deficit)	(10,176)	-	(10,176)	(3,630)	22	(3,608)

3.	On statements of cash flow

According to U.S. GAAP, supplemental disclosures is required as follows:

	Year ended December 31

	2003	2002	2001

	US$ thousands	US$ thousands	US$ thousands

Income tax paid	28	85	121

Interest paid	483	468	797

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 24 - Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

4.	On Statement of Changes in Shareholders’ Equity

	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

	Number of shares	Amount

		US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)

Balance as of January 1, 2001	10,659,701	2,529	21,408	(335)	(20,845)	2,757

Changes during 2001:
Net loss for the year	-	-	-	-	(930)	(930)
Unrealized loss on available for sale securities	-	-	-	(43)	-	(43)
Realized loss on investment in available for sale securities	-	-	-	317	-	317
Unrealized profit deriving from financial instruments	-	-	-	23	-	23

Comprehensive loss						(633)

Balance as of December 31, 2001	10,659,701	2,529	21,408	(38)	(21,775)	2,124

Changes during 2002:
Net loss for the year	-	-	-	-	(5,792)	(5,792)
Realized loss on investment in available for sale securities	-	-	-	61	-	61
Realization of profit deriving from financial instruments	-	-	-	(1)	-	(1)

Comprehensive loss						(5,732)

Issuance of ordinary shares	1,173	(1)	-	-	-	-

Balance as of December 31, 2002	10,660,874	2,529	21,408	22	(27,567)	(3,608)

Changes during 2003:
Net loss for the year	-	-	-	-	(6,546)	(6,546)
Realization of profit deriving from financial instruments	-	-	-	(22)	-	(22)

Comprehensive loss	-	-	-	-	-	(6,568)

Balance as of December 31, 2003	10,660,874	2,529	21,408	-	(34,113)	(10,176)

(1)	Represents an amount less than US$ 1 thousand.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 24 - Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

C.	Stock based compensation

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock compensation programs. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement 123, the Company’s net loss attributable to common stockholders and diluted loss per share would have been reduced to the pro forma amounts indicated below.

	Year ended December 31,

	2003	2002	2001

	US$ thousands	US$ thousands	US$ thousands

Net loss attributable to ordinary shareholders under U.S. GAAP:
As reported	(6,546)	(5,792)	(930)
Add:
Stock compensation expenses under APB 25	-	-	-
Deduct:
Total stock-based employee compensation expense determined under the fair value based method for all amounts, net of related tax effects	(249)	(1,046)	(1,501)

Pro-forma	(6,795)	(6,838)	(2,431)

Basic and diluted loss per share under U.S. GAAP in U.S. dollars:
As reported	(0.61)	(0.54)	(0.09)
Pro-forma	(0.64)	(0.64)	(0.24)

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 24 - Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

C.	Stock based compensation (cont’d)

The fair value of each option grant is estimated on the date of grant using the Black & Scholes option-pricing model, with the following assumptions used for grants during the years 2001, 2002 and 2003:

	Options granted during 2003		Options granted during 2002		Options granted during 2001

	May	November	February	May	February	August	September	November

Dividend yield (%)	0	0	0	0	0	0	0	0

Expected volatility (%)	113	159	110	106	117	118	118	109

Risk-free interest rate (%)	1.5	1	2	2	5	3.5	2.5	2

Weighted average expected life (years)	4.7	4.7	4.7	4.7	5.0	5.0	5.0	5.0

Average fair value of options granted to Company’s employees (US$)	0.71	0.11	2.08	1.56	2.32	1.68	1.96	2.05

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 24 - Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

D.	Data in respect of the option plans

As of December 31, 2003, 1,660,686options were outstanding. The options are each exercisable for one ordinary share at exercise price ranging between US$0.12 and US$7.875 per share.

1.	A summary of status of the Company’s stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years then ended, is as follows:

	As at December 31,

	2003		2002		2001

	Number of options	Weighted average exercise price (US$)	Number of options	Weighted average exercise price (US$)	Number of options	Weighted average exercise price (US$)

Options outstanding at the beginning of the year	1,791,086	3.86	1,781,786	3.89	1,200,186	4.79
Granted during the year	27,000	0.29	77,700	2.54	639,600	2.35
Exercised during the year	-	-	-	-	-	-
Forfeited during the year	(157,400)	2.90	(68,400)	3.05	(58,000)	5.73

Outstanding at the end of the the year	1,660,686	3.90	1,791,086	3.86	1,781,786	3.89

Options exercisable at year-end	1,061,086	3.99	1,069,386	4.50	439,186	4.98

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 24 - Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

2.	The following table summarizes information relating to stock options at December 31, 2003:

	Options	Options
	outstanding	exercisable

Exercise price (US$)	Number at December 31, 2003	Number at December 31, 2003

7.875	106,550	106,550
7.125	162,636	162,636
4.25	40,000	40,000
4.125	683,000	683,000
4	3,000	3,000
2.69	35,100	18,500
2.6	39,000	39,000
2.5	18,000	12,000
2.36	449,200	449,200
2.25	16,000	16,000
2.06	16,200	6,200
2.03	20,000	20,000
1.188	45,000	45,000
0.9	6,000	-
0.12	21,000	-

	1,660,686	1,601,086

3.	Outstanding options as at December 31, 2003 may be exercised as follows:

	Number of options	Weighted average exercise price (US$)

Immediately	1,601,086	3.99
First year or thereafter	61,600	2.73
Second year or thereafter	18,000	0.29

	1,660,686

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2003

Note 24 - Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

E.	Impact of relevant recently issued accounting standards

In December 2003, the FASB issued Interpretation No. 46, revised – “Consolidation of Variable Interest Entities, an interpretation of ARB no. 51”, or FIN 46R.  FIN 46R addresses the consolidation of variable interest entities, or VIEs, which include entities that have one or more of the following characteristics: (1) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support; (2) the equity investors lack essential characteristics of a controlling financial interest (as defined by FIN 46R); and (3) the equity investors have voting rights that are not proportionate to their economic interests, and activities of the entity involve or are conducted on behalf of an investor with a disproportionally small voting interest.  In addition, FIN 46R provides for certain scope exceptions to its application. Adoption of this interpretation is required in financial statements that have interests in VIEs or potential VIEs, also commonly referred to as special-purpose entities, for periods ending after December 15, 2003.  Application for all other types of entities is required in financial statements for periods ending after March 15, 2004.  We do not expect the adoption of FIN 46R to have a material impact on our financial statements.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity was issued in May 2003. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments.  The Company is currently evaluating the impact of adopting statement 150 on its financial statement.

FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities was issued On April 30, 2003, the FASB issued FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, “Accounting for Derivative instruments and Hedging Activities”, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. The adoption of FASB 149 had no material impact on the Company’s financial statements.

Exhibit 12.1

CERTIFICATION BY
CHIEF EXECUTIVE OFFICER PURSUANT TO
SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Ilan Gillies, certify that:

1. I have reviewed this annual report on Form 20-F of B.V.R. Systems (1998) Ltd;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a) and 15(e)) for the company and have:

a.

designed such disclosure controls and procedures, or caused such disclosure and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting;

5. The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 28, 2004

/s/ Ilan Gillies

Chief Executive Officer

Exhibit 12.2

CERTIFICATION BY
CHIEF FINANCIAL OFFICER PURSUANT TO
SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

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

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this annual report;

4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a) and 15(e)) for the company and have:

a.

designed such disclosure controls and procedures, or caused such disclosure and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting;

5. The company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 28, 2004

/s/ Reuven Shahar

Chief Financial Officer and Vice President, Finance

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Annual Report of B.V.R. Systems (1998) Ltd (the “Company”) on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ilan Gillies, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 28, 2004

/s/ Ilan Gillies

Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

               In connection with the Annual Report of B.V.R. Systems (1998) Ltd (the “Company”) on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Reuven Shahar, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 28, 2004

/s/ Reuven Shahar

Chief Financial Officer and Vice President, Finance

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.