Form 20-F
period 2004-12-31
BVR SYSTEMS 1998 LTD
filed 2005-06-27
CIK 1064411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Ordinary Shares, NIS 1.00 par value per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

95,400,210 Ordinary Shares, NIS 1.00 par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

INTRODUCTION

        B.V.R. Systems (1998) Ltd., an Israeli company, was formed in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR commenced operations as an independent company in October 1998, effective as of January 1, 1998. BVR is controlled by Chun Holdings LP.

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

        References in this annual report to fiscal 2002 refer to our fiscal year ended December 31, 2002, references to fiscal 2003 refer to our fiscal year ended December 31, 2003, references to fiscal 2004 refer to our fiscal year ended December 31, 2004 and references to fiscal 2005 refer to our fiscal year ended December 31, 2005.

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

        We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2002, 2003 and 2004 from our Consolidated Financial Statements and related notes included in this annual report. The selected consolidated financial data for the years ended December 31, 2000 and 2001 have been derived from audited financial statements not included in this annual report. Our Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP. Israeli GAAP, as applicable to our financial statements, differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 24 to the Consolidated Financial Statements included in this annual report for a discussion of the certain differences between Israeli and U.S. GAAP.

        You should read the selected consolidated financial data together with the section entitled “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements included elsewhere in this annual report. Please see Note 2 of our Consolidated Financial Statements for an explanation of the number of shares used in computing per share data.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In thousands, except share and per share data)

Statement of Operations Data:
Revenues	$25,369	$44,001	$28,290	$14,467	$12,684
Cost of revenues:
Costs and expenses	25,971	35,845	23,715	13,625	10,231

Gross profit (loss)	(602)	8,156	4,575	842	2,453
Operating expenses:
Research and development expenses	2,870	1,081	1,554	693	294
Selling and marketing expenses	2,194	1,915	2,363	1,778	1,139
General and administrative expenses	4,676	5,029	4,577	4,016	1,822

Total operating expenses	9,740	8,025	8,494	6,487	3,255

Operating profit (loss)	(10,342)	131	(3,919)	(5,645)	(802)
Financing expenses, net	(937)	(742)	(855)	(707)	(496)
Other Income (expenses), net	(31)	(319)	(140)	55	192

Loss before income taxes	(11,310)	(930)	(4,914)	(6,297)	(1,106)
Income tax (expenses) benefit	(1,974)	-	(878)	(249)	(119)

Net loss	(13,284)	(930)	(5,792)	(6,546)	(1,225)

Basic and diluted net loss per ordinary
share	(1.32)	(0.09)	(0.54)	(0.61)	(0.01)

Weighted average number of Ordinary Shares
used in computing basic and diluted net
loss per ordinary share	10,062	10,705	10,660	10,661	106,342

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(In thousands, except share and per share data)

Reconciliation to U.S. GAAP:
Net loss	(13,284)	(930)	(5,792)	(6,546)	(1,225)
Income tax (expenses) benefit on income	(121)	-	-	-	-
Allocation of non-employee stock option
expenses under the fair value based method for
all amounts ,net of related tax effects	-	-	-	-	410
Loss under U.S. GAAP	(13,405)	(930)	(5,792)	(6,546)	(1,635)

Basic and diluted net loss per
ordinary share under U.S. GAAP	(1.34)	(0.09)	(0.54)	(0.61)	(0.02)

Weighted average number of Ordinary Shares
used in computing basic and diluted net
loss per ordinary share under U.S. GAAP .	9,989	10,660	10,660	10,661	75,962

	As of December 31,
	2000	2001	2002	2003	2004
	(In thousands)

Consolidated Balance Sheet Data:
Israeli GAAP:
Cash and cash equivalents	$12,225	$1,390	$860	$1,627	$2,664
Working capital (deficit)	(978)	(457)	(5,361)	(11,593)	2,749
Total assets	41,428	31,452	26,038	11,403	13,683
Short-term bank credit and loans	13,913	12,002	15,083	10,116	637
Shareholders equity (deficit)	$3,092	$2,162	$(3,630)	(10,176)	3,609
U.S. GAAP:

Total assets	41,833	32,526	27,647	12,372	14,791

Shareholders equity (deficit)	$2,757	$2,124	$(3,608)	$(10,176)	$3,609

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

        We began business in 1998. We reported a net loss of $1.2 million for the year ended December 31, 2004, a net loss of $ 6.5 million for the year ended December 31, 2003, a net loss of $5.8 million for the year ended December 31, 2002 and a net loss of $0.9 million for the year ended December 31, 2001. We can offer no assurance that we will achieve profitable operations or that any profitable operations will be sustained. Future profitability will depend on our ability to develop new products, the degree of market acceptance of our existing and new products and the level of competition in the markets in which we operate. If we continue to incur net losses, our cash flow position could be further damaged, our operations could be jeopardized and our share price could decrease.

Although we had positive shareholders’ equity and positive working capital as of December 31, 2004, we may stillneed to raise additional funds which may not be available.

        As of December 31, 2004 our shareholders’ equity was $3.6 million, and we had positive working capital amounting to $2.7 million. We expect that our existing cash balance, together with our forecasted cash flows from operating activities for 2005, including orders forecasted in the budget approved by our Board of Directors, will be sufficient for meeting our present working capital and capital expenditure needs. If our operations do not generate cash to the extent currently anticipated or if any of the risk factors discussed in this annual report materialize, we may need to raise additional funds in the future for a number of uses, including:

—	implementing further marketing and sales activities;
—	hiring additional qualified personnel; and
—	expanding research and development programs.

        We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may not be able to:

—	maintain the level of our current operations;
—	develop new products;
—	enhance our existing products;
—	remain current with evolving defense technologies;
—	take advantage of future opportunities; or
—	respond to competitive pressures or unanticipated requirements.

Because we receive large product orders from a relatively small number of customers, our sales and operating results are subject to substantial periodic variations. Our revenues and operating results for a specific quarter may not be indicative of our future performance, making it difficult for investors to evaluate our future prospects based on the results of any one quarter.

        Due to the nature of our customers and products, we receive relatively large orders for our products from a relatively small number of customers. Consequently, individual orders from individual customers can represent a substantial portion of our sales in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Our sales and operating results are subject to very substantial periodic variations. Because our quarterly performance is likely to vary significantly, the results of our operations for any quarter are not necessarily indicative of the results that we might achieve for any subsequent period and consequently, quarter-to-quarter comparisons of our operating results may not be meaningful.

We may not be able to convert all of our backlog into revenue.

        We sell the majority of our products through individual purchase orders. Many of our customers have the right to terminate orders by paying the cost of work in process plus a related profit factor. Customers may cancel orders due to the cancellation of a budget or for other reasons. As of December 31, 2004, purchase orders and contractual arrangements decreased very slightly to approximately $19.4 million, compared with $19.7 million as of December 31, 2003. If we experience cancellations of pending contracts, terminations or reductions of contracts in progress, we may not be able to convert our entire backlog into revenue. Any further reduction in backlog will adversely affect our business, financial condition and results of operations.

The loss of any of our major customers would result in a loss of a significant amount of our revenues.

        Two of our customers, namely a government of a country in Asia Pacific that awarded us several projects and a customer located in America, accounted for 27% and 34% of our revenues in fiscal 2004, respectively. We cannot be certain that these and other customers will maintain the size of their respective purchase orders, or will not reschedule or cancel existing purchase orders. We expect that sales of our products to relatively few customers will account for a significant portion of our net revenues for the foreseeable future. Consequently the cancellation of an order from any one customer may have a material adverse effect on our business.

We depend on a limited number of suppliers for some key components and therefore the loss of one or more of thesesuppliers could cause production delays, a reduction of revenues or an increase in costs.

        We currently purchase some key components used in our products from only once source and purchase others from only a limited number of sources. For example, we currently depend upon a single manufacturer, Silicon Graphics, Inc., to manufacture the computers incorporated in our high-end simulators. If this supplier were unable to produce our required quantities, we would be faced with a shortage of critical components. We are also experiencing an increase in the lead-time for delivery of some of our key components. We may not be able to find alternative sources in a timely manner if suppliers of our key components become unwilling or unable to provide us with adequate supplies of these key components when we need them or increase their prices. This could cause our relationships with customers to suffer and our revenues to decline. Even if we are able to secure alternative sources for components, our costs could increase. We do not have long-term supply contracts with Silicon Graphics or any other of our suppliers.

Because competition in the market for our products is intense, we may lose market share, and we may be unable toachieve or maintain profitability.

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

We rely on contracts with governments and defense contractors’ entities that entail certain risks, all of which mayadversely affect our operations.

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

Our ability to export our products is subject to approvals by Israeli and United States governmental agencies.

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

        In fiscal 2004, 34% of our total revenues came from customers located in Asia Pacific. We estimate that a material portion of our revenues in 2005 will come from customers in that region. The international political and economic uncertainty and the ongoing war on terrorism may adversely impact our ability to maintain the level of our sales to our foreign existing and prospective customers and to develop new business abroad.

We are exposed to general, global economic and market conditions.

        Our business is subject to the effects of general economic conditions globally, and, in particular, conditions in the market for simulation systems for military and civilian applications. In recent quarters, our sales efforts have been adversely affected as a result of unfavorable economic conditions and reduced capital spending in Asia Pacific. If the economic conditions in a specific country in Asia Pacific, the government of which is a significant customer of ours, or if the global economic slowdown continues, we may continue to experience material adverse impacts on our business, operating results, and financial condition.

Our contracts have a fixed-price and payment thereunder is subject to timely accomplishment of milestones, which maysubject us to unfavorable terms.

        The majority of our contracts are for a fixed-price, meaning they are not subject to adjustment for the costs incurred in the performance of the contract. Consequently, we assume the risk that increased or unexpected costs may reduce our profits or generate a loss. The risk can be particularly significant under a fixed-price contract involving research and development with respect to new technologies.

        The majority of our contracts with our customers provide that after we receive an advance payment at the commencement of a project, additional payments are payable upon progress or achievement of specific milestones. In a majority of the projects, we are required to provide performance guarantees in an amount equal to a specific percentage of the contract price.

        Most agreements with our customers impose penalties or reduce the amount payable to us in the event that the completion of a phase of a project is delayed. In addition, we are generally responsible for the delays and defaults of our subcontractors. To mitigate our risk, we attempt to impose liability on our subcontractors on a “back-to-back” basis when such contract’s delay or default could expose us to liability. However, we may not be able to obtain full recovery for such liabilities from such subcontractors.

        We may encounter significant reduction in profits or incur losses as a result of one or more of the above unfavorable terms.

We are controlled by Chun Holdings LP which, in the aggregate beneficially owns approximately 64.89% of our outstanding Ordinary SharesMay 312005. Therefore, Chun Holdings LP is able to elect the majority of our directors and exercise control over the outcome of matters requiring shareholder’s approval.

        As of May 31, 2005, Chun Holdings LP. or Chun LP, an Israeli limited partnership beneficially owned an aggregate of 58,142,608 of our Ordinary Shares and a warrant to purchase an additional 10,864,444 of our Ordinary Shares (representing, assuming the exercise of such warrant and assuming no other exercise of our convertible securities, approximately 64.89% of our currently outstanding Ordinary Shares). As a result, Chun LP controls the outcome of various actions that require our shareholder approval. For example, Chun LP could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

Because we operate in international markets, we are subject to additional risks.

        We currently offer our products in a number of countries and a key component of our marketing strategy is to continue to expand in foreign markets. Our business is subject to risks which often characterize international markets, including:

—	economic and political instability;
—	import or export licensing requirements;
—	difficulties in collecting accounts receivable;
—	longer payment cycles;
—	unexpected changes in regulatory requirements and tariffs;
—	fluctuations in exchange rates;
—	potentially adverse tax consequences; and
—	potentially weak protection of intellectual property rights.

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

        We are incorporated under Israeli law and our principal offices, research and development and manufacturing facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, the violence between Israel and the Palestinians has continued with varying levels of severity into 2005. Israel has experienced terrorist incidents within its borders, including in the West Bank and Gaza Strip. As a result, negotiations between Israel and representatives of the Palestinian Authority ceased. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a continuous downturn in the economic or financial condition of Israel. In addition, several countries continue to restrict business with Israel and with companies having operations in Israel. We could be negatively affected by adverse developments in the peace process, including the recent violence, or by restrictive laws or practices directed towards Israel or Israeli exporters.

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

Because a substantial portion of our revenues is generated in U.S. Dollars and a portion of our expenses is incurredin
New Israeli Shekels, our results of operations may be seriously harmed if the rate of inflation in Israel exceedsthe rate of devaluation of the New Israeli Shekel against the U.S. Dollar.

        We generate a substantial portion of our revenues in dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. In 2004, the rate of inflation together with the devaluation of the dollar in relation to the NIS adversely affected our dollar-linked results of operations. If the dollar-linked costs of our operations in Israel continue to increase, our dollar-linked results of operations will continue to be adversely affected by such increases.

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this annual report orto assert United States securities laws’ claims in Israel or serve process on our officers.

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

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects fromthe rights and responsibilities of shareholders under U.S. law.

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

        B.V.R. Systems (1998) Ltd., an Israeli company, was formed in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd., or BVR-T, in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR commenced operations as an independent company in October 1998, effective as of January 1, 1998. Our principal executive offices and research and development facilities are located at 16 Hamelacha Street, Afek Industrial Park, Rosh Ha’ayin 48091, Israel, and our telephone number is 972-3-900-8000. Our manufacturing facilities are located in Ashdod, Israel. Our wholly-owned subsidiary BVR-S Pacific PTE, which is incorporated under the laws of Singapore, is located in Singapore.

        In 2003 there was a change in control of the Company. See “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions” for more information.

        Our web site is www.bvrsystems.com. Information on our web site is not incorporated by reference in this annual report.

Capital Expenditures

        Since January 1, 2002, our capital expenditures amounted to approximately $0.8 million. The focus of our capital expenditure program primarily included investment in computers and electronic equipment.

B.	Business Overview

BVR is engaged in the military training and simulation industry. According to Frost & Sullivan, the overall market size of our industry is estimated to be approximately $8 billion. The overall market can be divided into various training methods, including Live and Embedded training; Virtual training (simulators); and Constructive training. Each of these training methods can be further sub-divided into applications for Air, Ground and Naval systems.

General

        We are engaged in the development, manufacture, marketing and sale of sophisticated training and simulation systems for military and civilian applications. We are currently engaged in the following lines of products:

—	Live and Embedded training systems:

—	On-Board, Combat Training Systems such as the "Ehud" Air Combat Maneuvering Instrumentation, or ACMI, Naval Combat Instrumentation System, or NCMI; and
—	Embedded simulation systems such as Embedded Virtual Avionics or EVA, and In Flight Electronic Warfare Simulation, or IFEWS.

—	Virtual and Constructive Training systems, such as:
—	Flight simulators for fighter aircraft, helicopters, trainer aircraft, Unmanned Aerial Vehicles
—	Armored & Gunnery Simulators and Infantry Simulators
—	Naval Tactical Trainers, or NTT, and Action Speed Tactical Trainers, or ASTT
—	Smart tactical Scenario Generators, or SSG

        Our products offer advanced, highly effective and cost-efficient solutions to operational and tactical training needs. Our products are based on a complete training philosophy, which enables our customers to reduce the amount of actual military equipment used in training while enhancing the quality of the training exercises, thereby significantly reducing the risks associated with actual operations and training in a live operational scenario. In addition, our military products improve the operational capabilities of armed forces through enhanced command and control in the battlefield and integration between fighting units.

Our Product Line

        We continuously design, develop and market new generation technologies for three main product lines: on-board training; simulators; and embedded simulation. The advances we made in the field reflect our vast experience, unique approach to technological innovation and our drive to singularly fulfill the needs of our global military customers.

Live and Embedded Training

        Our Live and Embedded training systems are designed to improve real-time management, monitoring, training, safety and debriefing for live training exercises and operations carried out by modern air, naval and ground forces. The on-board training product line includes the following systems:

Ehud ACMI

Air Combat Maneuvering Instrumentation

        The Ehud™ air combat maneuvering instrumentation, or ACMI, system is a complete on-board, autonomous training and safety suite. This system is designed to enhance the airborne training of an aircraft crew on a wide variety of missions.

        Ehud™ offers a unique combination of range-less, real-time and post-flight training and debriefing system together with safety warnings and operational capabilities. The system is effective for air-to-air, air-to-ground and electronics warfare pilot training with an unlimited number of participants.

        The Ehud™ACMI system includes features such as mid-air and ground collision warning systems, which significantly enhance training safety. The Ehud™ ACMI system has been flying operationally since 1994 and has been delivered to many leading air forces worldwide

Naval Combat Instrumentation System

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

Embedded Simulation

        Our embedded simulation product line is comprised of a wide variety of products. These advanced solutions are an outcome of the synergies gained from the combination of on-board training and simulation technologies. With vast experience in these two fields, we believe that we are well positioned to play a leading role in this evolving market.

Embedded Virtual Avionics Suite, or EVA

        Our Embedded Virtual Avionics Suite, or EVA is a state-of-the-art embedded simulation suite, installed on basic or advanced trainer aircraft, transforms training aircraft into virtual advanced fighter aircraft. A training aircraft equipped with EVA may offer capabilities such as actual flight simulation, in-flight live or virtual target threats, operational scenarios of gradually increasing complexity, full debriefing capabilities and flight safety features. Our proprietary EVA technology is based on a patent owned by us and registered in several regions throughout the world.

        An EVA standard training aircraft is equipped or refitted to replicate the cockpit and avionics instrumentation panel of specifically targeted advanced fighters. The refitted trainers will resemble the behavior, displays and controls of the advanced fighter sensors (such as air-to air RADAR, air to ground RADAR and RADAR Warnings Receiver (RWR), which is part of the Electronic warfare suite of most advanced fighters and seekers) and weapon systems. Pilots flying the EVA-fitted trainer benefit from a real-time feel and capabilities of the simulated advanced fighter aircraft. The system offers features such as collision avoidance and hazard warning.

To date, we have made no sales of our EVA system.

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

        After landing, our PC-based ground station provides advanced After-Action Review (AAR)and debriefing with a 3D analysis of crew performance, all weapon engagements, safety events and mission scenarios.

        Based on the legacy of the Ehud™ ACMI and the HCMI systems, IFEWS™ provides multiple features including: real-time training, realistic virtual threats, safety elements and debriefing capabilities.

        In the first quarter of 2002, we completed preliminary flight tests with the Israel Air Force, and we conducted further demonstration flight tests with the Israel Air Force during the remainder of 2002. To date, we have made no sales of our IFEWS.

Virtual and Constructive Training

        This product line includes flight, naval and ground forces simulators for various platforms, electronics and weapon systems. Our line of simulators covers a full range of training scale,from basic procedural training to combat mission training and full mission training. Our simulators are designed with high level architecture, or HLA, delivering the capacity to perform sophisticated distributed mission training, or DMT, by communicating and training with other simulators and training devices. Our simulator product lines include:

—	Flight Simulators;

—	Ground Forces Simulators;

—	Naval Simulators; and

—	Weapon and Electronic Systems Simulators

Flight Simulators

        Fighter Aircraft Simulators. We have developed and manufactured fighter aircraft simulators for numerous aircrafts, including the F-16C, F-16D, F-15, F-5, A-4 and Mirage-2000.

        Full Mission Simulators. Our full mission simulators provide training for all aspects of a mission’s flight and procedures, including sophisticated weapon system simulations, sensors and full standard and emergency procedure training. These simulators encompass a high-fidelity cockpit replica and a large variety of visual systems covering a field of view of up to 360°.

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

        Trainer Aircraft Simulators. We developed and manufactured trainer aircraft simulators for numerous aircraft, including the PC-7, MB-339 and Fouga Magister.

        AMOS – Cadet Screening Simulator. Our AMOS cadet screening and basic flight training simulator has been developed for the Israel Air Force Fouga Magister trainer.

        Our system provides a methodology for the analysis of cadets’ learning abilities, through screening while training.

      Helicopter Full Mission Simulator.

        We developed and manufactured helicopter simulators for helicopters, including the AS-550.

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

        Our UAV simulator provides training for missions such as battlefield surveillance and reconnaissance, target location and acquisition, artillery fire control, electronic intelligence gathering and electronic warfare, exploding UAV delivery, contaminated and mined areas, international crises management, search and rescue services for civilian purposes, training in malfunctions and emergency procedures.

Armor and Gunnery Simulation Systems for Ground Forces

        Integrated Tactics and Armor Combat Trainer. Our integrated tactics armor and weapon system vehicle combat trainer, or INTACT system fulfills the need for effective training, debriefing and evaluation of army units. Our INTACT system was developed by experienced army officers. INTACT is a multi-station armor and weapon vehicle tactical simulator system. Our INTACT system provides training that ranges from individual level to combat team multi-participant tactical exercises.

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

Submarine Simulators

        Our submarine simulator is comprised of an attack team trainer, a periscope simulator and a submarine driver simulator, which together provide for three different complementing training facilities that can be operated in a standalone mode or in concert to provide for a complete and comprehensive training for submarine crews.

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

        The following table sets forth, for the period indicated, our consolidated revenues by product line, expressed as a percentage of total revenues.

	2000	2001	2002	2003	2004

On Board Training Products	79%	68%	48%	46%	45%
Simulators	21%	32%	52%	54%	55%
Total	100%	100%	100%	100%	100%

Strategic Relationships

Israel Aircraft Industries Ltd.

        From 1992 to 1997, we developed, manufactured and marketed the Ehud™ ACMI systems pursuant to a joint venture agreement entered into in 1992 with MLM Systems Engineering & Integration, a division of Israel Aircraft Industries Ltd., or IAI. Pursuant to this agreement, IAI and us agreed to jointly develop, manufacture and market the Ehud™ ACMI systems, with IAI subcontracting some of the manufacturing and integration work with respect to the Ehud™ product. Following the expiration of the agreement’s term, various claims were alleged by both IAI and us regarding each other’s performance of obligations throughout the term of the agreement and thereafter. In an ex parte proceeding filed by IAI, the District Court of Tel Aviv issued in February 1999 a temporary injunction preventing us from replacing IAI as our subcontractor in a project for the German Air Force.

        In August 1999, we entered into a cooperation agreement with IAI, which brought an end to these legal proceedings and established terms for cooperation between the two companies with respect to the marketing of the Ehud™ ACMI systems.

        There are still outstanding disagreements between IAI and us relating to projects performed prior to entering into this agreement. Our agreement with IAI provides for a resolution mechanism of such disputes, including by arbitration in case the parties cannot reach a mutually agreed resolution.

        The cooperation agreement contemplates three basic types of business relationships:

—	Royalties and Non-Competition Arrangement. The agreement provides for countries in which either we or IAI shall not sell or market the Ehud™ ACMI. We undertook not to compete with IAI in the majority of such countries. The party operating in each such country shall pay to the party who undertook not to operate in such country royalties ranging from 4.75% to 12.5% of the contract price with respect to contracts executed in such countries during the term of the cooperation agreement and two years, thereafter. The contract price for the purposes of calculating the royalties includes maintenance and support contracts. In addition, in one of the countries in which IAI undertook not to compete, rather than actually paying royalties, we will pay IAI $60,000 for each pod and $100,000 for each ground station we sold.

—	Cooperation Arrangement. IAI and we undertook to cooperate exclusively with each other in specific countries in which either IAI or us will act as the prime contractor. Either IAI or we will be in charge of, and responsible for, supplying that portion of such contract as shall be decided by us and IAI. IAI and us will equally share in “profit,” which for purposes of this allocation, has been defined as the expected profit from the project (contract price minus projected cost regardless of actual costs).

—	Royalties and Competition. IAI and we have agreed that in specifically defined countries, each will compete with the other only if such party is required to do so under existing relationships with third parties. Both IAI and we will generally pay royalties to the other in an amount ranging between 4% and 8% of a contract price with respect to contracts executed during the term of the cooperation agreement and two years thereafter. In one of the countries, rather than actually paying royalties, such contracting party will pay the other $60,000 for each pod sold and $100,000 for each ground station sold.

The cooperation agreement includes the following provisions:

—	IAI and we have defined a mechanism to resolve outstanding financial and other disagreements relating to the period prior to the execution of this agreement.

—	In a few countries, either IAI and we may continue to work under pre-existing arrangements.

—	In the countries covered by our contract with Bodenseewerk Geraetetchnik GmbH, or BGT, IAI will replace us as a subcontractor of BGT. In return, IAI will pay us royalties ranging between 10% and 12.5%. With respect to existing projects in one of these countries, we will remain the prime contractor and IAI will remain our subcontractor. Profits from these projects are to be shared equally between IAI and us.

—	With respect to countries not covered by the agreement, a joint committee will meet to determine the specific business cooperation to be formed. If such joint committee does not reach an agreement, the royalties and competition arrangement will apply, except that the royalty rate will be 10%.

—	IAI and we each granted the other a license to use any patent or other intellectual property right owned by the other relating to the Ehud™ ACMI systems, as is required to enable such party to exercise its rights under the agreement. In addition, we agreed that our trade name “Ehud” shall be owned jointly with IAI.

        The cooperation agreement was approved by the Israel Controller of Restrictive Trade Practices and came into effect in September 1999; the agreement is valid for a seven year period. As a result of this agreement, we will no longer be able to act as a prime contractor or compete with IAI, as the case may be, with respect to the sale of Ehud™ ACMI systems in some countries that accounted for a substantial percentage of our revenues in the past.

Other Strategic Agreements

        In January 2004 and March 2003, we entered into a Memorandum of Understanding and a Teaming Agreement with two United Kingdom-based companies, respectively, for cooperation in the marketing and sales of our Naval training systems to the UK and another European country.

Marketing

        We actively seek to identify and propose solutions for military training and simulation needs of the current and prospective customers. Our research and development activities focus on systems designed to meet specific needs we identified. We market our products, either as a prime contractor or as a subcontractor, to various governments and defense contractors throughout the world directly and through joint ventures, agents or representatives. We have entered into cooperation agreements with a number of defense contractors, which provide for joint participation in pursuit and performance of contracts in certain countries.

        In June 1998, we formed a subsidiary in Singapore, BVR-S Pacific PTE, through which we support our operations in Singapore.

        The following table sets forth the amount of our revenues, for the periods indicated, by geographic regions:

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(U.S. Dollars in thousands)

Sales
Israel	$311	$1,892	$406	$1,181	$824

Asia Pacific	19,572	31,890	19,462	10,391	4,596
Europe	5,013	6,770	7,846	2,041	2,710
America	473	163	-	854	4,554
Africa	-	3,286	576	-	-

Total	$25,369	$44,001	$28,290	$14,467	$12,684

Customers

        Currently, all of the end-user customers of our products are governments or major defense companies regulated by government agencies.

        Although the composition of our customers has changed from year to year, and revenues from individual customers are subject to material increases and decreases depending on customer requirements, a customer located in America accounted for approximately 34% of our revenues in fiscal 2004 and 6% of our revenues in 2003, and represented approximately 13% of our backlog. One of our customers located in Asia Pacific accounted for approximately 27% of our revenues in fiscal 2004, 58% of our revenues in fiscal 2003 and 41% of our revenues in fiscal 2002, and represented approximately 12% of our backlog as of December 31, 2004. A customer located in the Republic of Korea accounted for approximately 7% of our revenues in fiscal 2004, 9% of our revenues in fiscal 2003 and 27% of our revenues in fiscal 2002 and also represented approximately 2% of our backlog as of December 31, 2004. The Italian Air Force accounted for approximately 12% of our revenues in fiscal 2004, 6% of our revenues in fiscal 2003 and approximately 18% of our revenues in fiscal 2002 and also represented approximately10% of our backlog as of December 31, 2004. We expect that sales of our products to a small number of customers will continue to account for a substantial percentage of our net revenue in the foreseeable future.

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

        There are various types of financing terms applicable to defense contracts. In most cases, after we receive advance payment at the commencement of a project, we receive progress or milestone payments according to a percentage of cost incurred in performance or achievement of a specific milestone. In these projects we are required to provide a bank guarantee in an amount equal to the payments. In a majority of projects, we are required to provide performance guarantees in an amount equal to a specific percentage of the contract price. A portion of our agreements with customers contains clauses that impose penalties or reduce the amount payable to us in the event that the completion of a phase of work is delayed. We are generally responsible for the delays and defaults of our subcontractors. Accordingly, we attempt to impose liability on our subcontractors on a “back-to-back” basis when delay or default under a contract could expose us to liability.

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

        Our internally financed expenditures for all research and development programs during fiscal 2004, 2003 and 2002 totaled approximately $0.3 million, $0.7 million and$1.6 million, respectively, and represented 2%, 5% and 5% of our revenue, respectively. Royalty-bearing grants received in the past from the Office of the Israeli Chief Scientist, or OCS, for research and development were offset against our research and development costs. In fiscal 2004, 2003 and 2002, we did not receive any grants from the OCS. We expect that we will continue to commit resources to research and development in the future

Intellectual Property

        In order to protect our proprietary rights and technology used in our products, we rely primarily upon a combination of patent, trademark and copyright law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, some of our affiliates, partners, customers and others.

        BVR-T was granted five United States patents relating to the collision warning and the data link features incorporated in our Ehud™ systems, the animation technology incorporated in our simulators and our airborne avionics simulator technology. Several of these patents were also granted or applied for in Israel and/or in specific countries in the European Community and worldwide. As part of the reorganization plan that controlled our spin off from BVR-T, BVR-T granted us co-ownership rights to all patents, pending patent applications, trademarks and other intellectual property rights held by BVR-T with respect of its defense-related business. See “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions – Relationship Between BVR-T and Us.” As of the date of this report, we own all the intellectual property rights, including the rights to all patents, pending patent applications and trademarks, held by BVR-T with respect to its defense-related business. In January 2003, BVR-T and us entered into a technology transfer and assignment agreement pursuant to which we purchased from BVR-T all rights, title and interest to all patents that were jointly owned by the parties, in consideration for $12,000.

        Our trademark “Atas,” was registered in Israel, the European Community and Turkey. Our trademark “Ehud” was recently registered in several Asian –Pacific countries and we have applied for its registration in Israel, the European Community and several foreign countries.

        As part of our cooperation agreement with IAI, IAI and us each granted the other a license to use all patents and other intellectual property rights owned by the other relating to the Ehud™ ACMI system, as is required to enable such party to exercise its rights under the cooperation agreement. We further agreed to jointly own with IAI the trade name “Ehud.” See “Item 4 – Information on the Company – B. Business Overview – Strategic Relationship.”

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

We are controlled by Chun Holdings L.P., which, assuming the exercise of its warrants to purchase 10,864,444 Ordinary Shares and assuming no other exercise of our convertible securities, beneficially owns 64.89% of our currently outstanding Ordinary Shares.

        We hold 100% of the outstanding capital stock of BVR-S Pacific PTE, which is incorporated under the laws of Singapore.

D.	Property Plants and Equipment

        Our executive offices and research and development facilities are located in Rosh Ha’ayin, Israel. At this location, in 2004, we leased approximately 2,539 square meters of office space at a monthly rent of approximately $19,580. This lease will expire on September 14, 2009. See also Note 19B to our Consolidated Financial Statements.

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

        The following discussion of our financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3. Key Information– D. Risk Factors.”

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

        The financial statements of our subsidiary, the functional currency of which is the U.S. Dollar, but which are reported in a currency other than U.S. Dollars, have been translated into U.S. Dollars. Monetary balance sheet items have been translated using the exchange rates in effect on the balance sheet date and all non-monetary balance sheet items have been translated using the historical exchange rates in effect on the date of the transaction. Statements of income items have been translated using the average exchange rate for the period presented.

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

        We generally attempt to extend funds for projects in accordance with the rate of performance in order to reduce risks of financial exposure resulting from an early termination of a contract. Upon such termination, we would, in most cases, be entitled to reimbursement for our incurred contract costs and to payment of a proportionate share of our fee or profit for the work actually performed.

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

        With respect to the sale of products acquired from third parties as shelf products and where the cost of adaptation thereof for a customer’s specific needs is not material, the related revenue is recognized after completion and delivery. Provision for estimated losses on uncompleted contracts are made in the period in which such losses are first determined in the amount of the estimated loss on the entire contract. Royalty revenues are generally recorded on a cash basis.

        In October 2002, as part of our cost reduction measures, we implemented progressive marginal salary reductions ranging from 2% to 12 % for all employees. Israeli law generally requires that severance pay, for eligible employees, be based upon such employees’ most recent salary rate. Nevertheless, we agreed with our eligible employees that the severance pay for such employees shall be based upon such employees’ salary rates as at the end of September 2002 with respect to the employment period ending in October 2002, and upon the most recent salary rates with respect to any employment period thereafter. We also agreed with our employees that these salary reductions shall be reversed should our order backlog reach $45 million, commencing on such date.

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

Going Concern

        The application of the going concern basis of accounting involves a range of subjective judgments, principally in relation to the sufficiency of our resources to allow us to continue to operate in the ordinary course and thereby realize our assets and discharge our liabilities in the normal course of business for a period of 12 months following the approval date of the consolidated financial statements. These resources are derived from working capital, cash flow, volume of orders obtained, backlog of orders, existing cash balances together with meeting forecasted cash flows from operating activities, as well as obtaining orders forecasted in the budget.

Revenue Recognition

        We account for our revenues on fixed price long-term contract work on the percentage of completion method. This method of accounting requires us to calculate project profit to be recognized in each reporting period for each project based upon our predictions of future outcomes which include estimates of the total cost to complete (such as assumptions relative to future labor performance and costs, materials costs and subcontractor charges) and estimates of project schedule and completion date.

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

Income Taxes

        As part of the process of preparing our Consolidated Financial Statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent that we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We recorded a valuation allowance of $12.9 million as of December 31, 2004, which is equal to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current assertion that because we are yet to generate taxable income, we cannot determine whether it is likely that we will be able to use this asset in the future. In the event that we generate taxable income in a particular jurisdiction in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

A.	Results of Operations

        The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues that we believe to be significant in analyzing our results of operations. The data is as follows:

	For Years Ended December 31,
	2000	2001	2002	2003	2004

Revenues	100%	100%	100%	100%	100%
Cost of revenues	102%	82%	84%	94%	81%
Gross profit (loss)	(2)%	18%	16%	6%	19%
Research and development	11%	2%	5%	5%	2%
Selling, general and
administrative expenses	28%	16%	25%	40%	23%
Operating profit (loss)	(41)%	0%	(14)%	(39)%	(6)%
Financing expenses, net	3%	1%	3%	5%	4%
Other expenses, net	-	1%	-	-	1%
Loss before income taxes	(44)%	(2)%	(17)%	(43)%	(9)%
Income tax (expenses) benefits	(8)%	-	(3)%	(2)%	(1)%
Net Loss	(52)%	(2)%	(20)%	(45)%	(10)%

Our order backlog as of December 31, 2004 was $19.4 million.

Subsequent Events

For a summary of the events subsequent to the balance sheet date, see:

—	"Item 4 - Information on the Company - B. Business Overview - Strategic Relationships"

—	"Item 5 - Operating and Financial Review and Prospects - General - Income Taxes"

—	"Item 6 - Directors, Senior Management and Employees - B. Compensation"

—	"Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions"

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Revenues.

Revenues in fiscal 2004 were $12.7 million, a decrease of 12% compared to revenues of $14.5 million in fiscal 2003. The decrease was primarily attributed to the fact that the majority of our orders in fiscal 2004 were received during the second half of fiscal 2004. Revenues from sales of our instrumentation line of products in fiscal 2004 accounted for 55% compared to 46% of our revenues in fiscal 2003. Revenues derived from our line of simulator products accounted for 45% of our revenues in fiscal 2004 compared to 54% of our revenues in fiscal 2003. The geographical breakdown of our revenues in fiscal 2004 was as follows: approximately 36% of our revenues were in Asia Pacific, 21% in Europe, 36% in America and 7% in Israel. In fiscal 2003, approximately 72% of our revenues were in Asia Pacific, 14% in Europe, 6% in Latin America and 8% in Israel. The fluctuations in the proportion of our revenues attributed to geographic areas are the result of the completion of several contracts which we had with various countries. Our agreements are multi-year contracts and we generally recognize revenues on a percentage of completion method, recognizing expenses when incurred.

In fiscal 2004 , no income were recorded from royalties and commissions, according to the Cooperation agreement with MLM, since there are still outstanding disagreements between the parties. The resolving of outstanding disagreements will not have additional implications on the financial results or the Company’s revenues.

Gross Profit (Loss).

        Gross profit in fiscal 2004 was approximately $2.4 million, an increase of $1.6 million, from a gross profit of $0.8 million in fiscal 2003. As a percentage of revenues, gross profit increased from a gross profit of 6% in fiscal 2003, to a gross profit of 19% in fiscal 2004. The increase in gross profit was primarily attributed to improved productivity efficiency rates and meeting the contractual delivery schedule. Our gross profit is influenced by various factors, such as the type and size of a project, and the portion of projects performed by subcontractors.

Research and Development Costs.

        Gross research and development expenditures consist primarily of salaries, subcontractors and other personnel-related expenses related to design, development and enhancement of our products and, to a lesser extent, depreciation and other expenditures. Gross research and development expenses in fiscal 2004 were $0.3 million, a decrease of $0.4 million or 58% from $0.7 million in fiscal 2003. The decrease in gross research and development expenses was primarily attributed to the implementation of our general plan for reduced research and development programs, increased efficiency, and expense reductions.

Selling Expenses.

        Selling expenditures consist primarily of costs relating to payroll expenses, sales commissions, subcontractors and consultants, travel expenses, demonstrations, exhibitions and participation in trade shows. Net selling expenditures in fiscal 2004 were $1.1 million, a decrease of $0.7 million, or 36%, from $1.8 million in fiscal 2003. The ongoing decrease in selling expenses was primarily attributed to a decrease in consulting expenses, travel expenses, the portion of the salaries of our personnel attributed to selling activities, and focusing on our strategic markets, all of which were part of our general policy of increased efficiency and expense reduction.

General and Administrative Expenses.

        General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, office, vehicle, rental expenses and fees payable. General and administrative expenses in fiscal 2004 were $1.8 million, a decrease of $2.2 million, or 55%, from $4.0 million in fiscal 2003. The decrease in general and administrative expenses was primarily attributed to the ongoing reduction in salaries due to downsizing administrative employees, cost reductions of employee fringe benefits a reduction in allowance for doubtful accounts and in costs relating to our subsidiary BVR-S Pacific PTE due to the reduction of its personnel. As a percentage of revenues, general and administrative expenses in fiscal 2004 were approximately 14% compared to 28% in fiscal 2003.

Operating Profit (loss).

        As a result of the foregoing, we had an operating loss of $(0.8) million in fiscal 2004 compared to an operating loss of $(5.6) million in fiscal 2003. As a percentage of revenues, operating loss decreased from an operating loss of (39%) in fiscal 2003, to an operating loss of (6%) in fiscal 2004.

Financial Expenses, Net.

        Financial expenses, net consist primarily of interest paid on loans and bank charges, net of income from interest earned on short-term deposits and interest on non-current receivables, gains or losses from derivatives instruments and gains or losses arising from erosion of monetary balances. Financial expenses, net in fiscal 2004 were approximately $ 0.5 million, a decrease of approximately $0.2 million from approximately $ 0.7 million in fiscal 2003. The decrease was primarily attributed to a decrease in bank charges relating to guarantees due to guarantee reductions and gains from derivative instruments, net of losses from erosion of monetary balances.

Other Income (Expenses), Net.

        We incurred net income from other sources of approximately $192,000 in fiscal 2004, compared to approximately $55,000 net expenses in fiscal 2003. Other income consists primarily of gain on the forgiveness of a long –term loan from a former related party in fiscal 2004 and gain from sale of available for sale securities in fiscal 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues.

        Revenues in fiscal 2003 were $14.5 million, a decrease of 49% compared to revenues of $28.3 million in fiscal 2002. The decrease was primarily attributed to a decline in new orders during fiscal 2003. Revenues from sales of our instrumentation line of products in fiscal 2003 accounted for 46% compared to 48% of our revenues in fiscal 2002. Revenues derived from our line of simulator products accounted for 54% of our revenues in fiscal 2003 compared with 52% of our revenues in fiscal 2002. The geographical breakdown of our revenues in fiscal 2003 was as follows: approximately 72% of our revenues were in the Asia Pacific, 14% in Europe, 6% in Latin America and 8% in Israel. In fiscal 2002, approximately 68% of our revenues were in the Asia Pacific, 28% in Europe, 2% in Africa and 2% in Israel. The large decrease in the proportion of our revenues that were derived from sales to Europe is the result of the completion of several contracts which we had with various countries in Europe. Our agreements are multi-year contracts and we generally recognize revenues on a percentage of completion method, recognizing expenses when incurred.

Gross Profit (Loss).

        Gross profit in fiscal 2003 was approximately $0.8 million, a decrease of $3.8 million, from a gross profit of $4.6 million in fiscal 2002. As a percentage of revenues, gross profit decreased from a gross profit of 16% in fiscal 2002, to a gross profit of 6% in fiscal 2003. The decrease in gross profit was primarily attributed to the decline in the number of contracts and increased costs incurred resulting from the delayed completion of specific contracts. We also had to deduct $0.5 million from recorded revenues resulting from originally charging a specific customer for the provision of additional capacity to the performance of a delivered system, the payment for which is currently uncertain. Additionally, $0.9 million was deducted from the payment of one customer as a result of delays in the delivery of a specific product. Our gross profit is influenced by various factors, such as the type and size of a project, and the portion of projects performed by subcontractors. See also Note 2 to the Consolidated Financial Statements.

Research and Development Costs.

        Gross research and development expenditures consist primarily of salaries, subcontractors and other personnel-related expenses related to design, development and enhancement of our products and, to a lesser extent, depreciation and other expenditures. Gross research and development expenses in fiscal 2003 were $0.7 million, a decrease of $0.9 million, or 55%, from $1.6 million in fiscal 2002. The decrease in gross research and development expenses was primarily attributed to our general policy of increased efficiency and expense reduction.

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

General and Administrative Expenses.

        General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, provisions for doubtful debt, office, vehicle, rental expenses, entertainment and travel expenditures and fees payable. General and administrative expenses in fiscal 2003 were $4.0 million, a decrease of $561,000, or 12%, from $4.6 million in fiscal 2002. The decrease in general and administrative expenses was primarily attributed to the reduction in salaries due to downsizing administrative employees, cost reductions of welfare and entertainment expenses and a reduction in costs relating to our subsidiary BVR-S Pacific PTE due to the reduction of its personnel. In addition, the decrease was also attributed to a new method of allocation of indirect costs. As a percentage of revenues, general and administrative expenses in fiscal 2003 were approximately 28% compared to 16% in fiscal 2002.

Operating Profit (loss).

        As a result of the foregoing, we had an operating loss of $(5.6) million in fiscal 2003 compared to an operating loss of $(3.9) million in fiscal 2002. As a percentage of revenues, operating loss increased from an operating loss of (14%) in fiscal 2002, to an operating loss of (39%) in fiscal 2003.

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

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31	Israeli Inflation % rate	NIS devaluation rate %	Israeli inflation Adjusted for devaluation %

2000	0.0	(2.7)	2.7
2001	1.4	9.3	(7.1)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8

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

        As at December 31, 2004, we had an obligation to sell $250,000 for a total amount of NIS 1.094 million.

        The fair value of this derivative financial instrument amounted to a net asset of $3,000 as of December 31, 2004 and was recorded as an asset in our balance sheet (as further set forth in Note 7 to our Consolidated Financial Statements).

        As at December 31, 2004, we had an obligation to sell €750,000 for a total amount of $971,000.

        The fair value of this derivative financial instrument amounted to a net liability of $20,000 as of December 31, 2004 and was recorded as a liability in our balance sheet (see Note 14 to our Consolidated Financial Statements, as part of Other Accrued Expenses and Accounts Payable).

        As at December 31, 2004 and pursuant to a certain put option strategy signed in February 2003, we are subject to a put option for selling $0.8 million for NIS 3.6 million. This put option completely expired in April 2005. The fair value of the derivative financial instrument amounted to a net asset of $33,000 and was recorded as an asset in our balance sheet (as further set forth in Note 7 to our Consolidated Financial Statements).

Political and Economic Conditions.

Political Conditions.

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

Effective Corporate Tax Rate

        On June 29, 2004, the Israeli Knesset passed Income Tax Ordinance (No. 140 and Temporary Order), 2004 (hereinafter – “the Amendment”). The Amendment provides for gradual reduction of the tax rates for companies, from the rate of 36% to the rate of 30%, in the following manner: in the 2004 tax year the tax rate will be 35%, in the 2005 tax year the tax rate will be 34%, in the 2006 tax year the tax rate will be 32%, and in the 2007 tax year and thereafter the tax rate will be 30%.

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

Government Grants

        The Government of Israel, through the Office of the Chief Scientist, encourages research and development projects which result in products for export. We may receive from the Office of the Chief Scientist up to 50% of the research and development expenditures for particular projects. We received in the past grants from the Office of the Chief Scientist for the development of technologies related to our simulators. Pursuant to the terms of these grants, we were obligated to pay royalties of 3% to 6% of revenues derived from sales of products funded with these grants. We completed payment of all royalties due with respect to the grants we received.

B.	Liquidity and Capital Resources

        Historically we have met our financial requirements primarily through the private sale of equity securities, customer payments and advances and the utilization of bank credit lines. In addition, capital raised by BVR-T in 1998 and 1997 was attributed proportionately to us in accordance with the reorganization plan. As of December 31, 2004, we had cash and cash equivalents of approximately $2.7 million and a positive working capital of approximately $2.7 million.

        On March 1, 2004, we repaid a short-term loan amounting to $430,000 that was received from Chun on December 3, 2003. The loan bore no interest.

        As of December 31, 2004, we had borrowed $1.6 million from banks from our available credit lines.

        Following the approval of our shareholders at a meeting held on March 1, 2004, we sold Ordinary Shares to a group of investors (including several pre-existing shareholders) at price per share of $0.18 in the aggregate amount of approximately $11.9 million, of which 55,206,203 Ordinary Shares with an aggregate value of approximately $9.8 million were issued in exchange for cash and 11,666,667 Ordinary Shares with an aggregate value of $2.1 million were issued in exchange for the conversion of an aggregate of $2,000,000 of loans from certain of our banks and a debt in the aggregate amount of $100,000 owed to two of our existing shareholders.

        During the third quarter of 2004, Chun exercised 17,666,667 options into Ordinary Shares in consideration for $3.2 million.

        On April 20, 2004, we reached an agreement with a former related party for the repayment of $204,000 out of an outstanding loan amount ing to $381,000 resulting in the forgiveness of a debt amounting to $177,000.

        Pursuant to these transactions, the banks agreed to postpone repayment of $1.5 million in short-term credit, such that $0.5 million is repayable in each of the years 2005, 2006 and 2007.

        There are no restrictions as to our use of the credit lines with our banks. The banks may terminate our credit lines at any time, and the banks may demand repayment in full of any indebtedness then outstanding.

        In addition, we have obtained bank guarantees to secure our performance of certain obligations, including under our leases and contracts with customers. Of these guarantees, which amounted to an aggregate of $16.6 million on December 31, 2004, guarantees in an aggregate of $16 million are to be released by our obtaining specific performance milestones, which are scheduled to be completed through the end of 2008.

        In connection with our guarantees, loans and credit lines from banks, we have placed equally ranking, first priority fixed and floating liens on all of our assets.

        Our operating cash flow is influenced by cash provided from our customers as an advance and by cash used in the performance of ongoing projects. Operating activities for the year 2004, 2003 and 2002, provided (or used) cash of approximately ($1.9) million, $ 0.5 million and ($3.1) million, respectively. For fiscal 2004, cash provided from changes in assets and liabilities of $0.9 million primarily consisted of a decrease in trade payable of $1.06 million. Additionally, there was a decrease in non-current receivables of $0.5 million, net of a decrease in trade payables of $(1.06) million, a decrease in inventory of $0.16 million and a decrease in other payables and accrued expenses of $0.3 million.

        For fiscal 2003, cash provided from changes in assets and liabilities of $6.5 million primarily consisted of a decrease in trade receivables of $11.6 million due to collection of payments and due to a reduction in contracts performed compared to 2002 and 2001. Such changes in assets and liabilities also consisted of an increase in excess of advances from customers over amount recognized as revenue of $2.3 million. Additionally, there was a decrease in non-current receivables of $0.5 million, net of a decrease in trade payables of $5.2 million, an increase in inventory of $1.8 million and a decrease in other payables and accrued expenses of $1.2 million.

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

        Investing activities for fiscal 2004, fiscal 2003 and fiscal 2002 provided (or used) cash of approximately $(2.7) million, $4.2 million and $(0.5) million, respectively.

        Cash flows used in investing activities in fiscal 2004 consisted primarily of an increase in restricted bank deposits of $2.6 million and purchase of fixed assets in the amount of $113,000. The increase in restricted bank deposits was due to an increase in advance payment and performance guarantees.

        Cash flows provided by investing activities in fiscal 2003 consisted primarily of a decrease in restricted bank deposits of $4.3 million and net purchase of fixed assets in the amount of $171,000. The decrease in restricted bank deposits was due to a reduction in advance payment guarantees.

        Cash flows used in investing activities in fiscal 2002 consisted primarily of the purchase of fixed assets in the amount of $535,000.

        Financing activities for fiscal 2004, fiscal 2003 and fiscal 2002 provided (or used) cash of approximately $5.7 million, $(3.9) million and $3.1 million, respectively.

        Cash flows provided by financing activities in fiscal 2004 consisted primarily of the issuance of Ordinary Shares in consideration for $9.7 million, the exercise of $3.1 million in stock options and the net repayments of $6.6 million, $0.4 million and $0.2 million, respectively, with respect to a short-term bank credit, a short-term loan from Chunand long-term loans from former shareholders.

        Cash flows used in financing activities in fiscal 2003 consisted primarily of a net repayment of short-term bank credit of $5.0 million net of receipt of the short-term loan from Chun of $0.4 million and receipt of long-term loans from former shareholders of $0.6 million.

        Cash flows provided by financing activities in fiscal 2002 consisted of receipt of $3.1 million in short-term bank credit.

        Our current assets exceed our current liabilities. We believe that the existing cash balances together with meeting forecasted cash flows from operating activities for 2005, as well as obtaining orders forecasted in the budget approved by the Board of Directors will be sufficient to meet our present working capital and capital expenditure needs.

C.	Research and Development, Patents and Licenses

        See "Item 4 - Information on the Company - B. Business Overview - Research and Development; Intellectual Property."

D.	Trend Information

Periodic Variations in Operating Results

        Due to the nature of our customers and products, our sales are often made pursuant to a relatively small number of customers and large orders. Consequently, an individual project from an individual customer can represent a substantial portion of our revenues in any one period. In addition, a significant project for any customer during one period may not be followed by further projects for the same customer in subsequent periods. Our sales and operating results may, therefore, vary substantially from period to period. In 2003, we experienced a significant increase in orders from Latin American countries. This would appear to be the result of our having invested substantial amounts of our time and resources from 2001, in developing a market that we believe to have significant commercial potential. In 2004, we successfully entered into a significant contract with a Portuguese entity pursuant to diligent marketing efforts.

Reduction in Order Backlog

        Our business is subject to the effect of general economic conditions globally, and, in particular, conditions in the market for simulation systems for military and civilian applications. In recent quarters, our sales efforts have been adversely affected as a result of unfavorable economic conditions and reduced capital spending in Asia Pacific where we have lately derived and anticipate continuing to derive a material portion of our revenues. For example, we were informed by one of our customers that due to the suspension of its budget, that customer decided not to proceed with a planned project in which we had expected to participate. As of December 31, 2004, we had purchase orders and contractual arrangements of approximately $19.4 million compared to a backlog of $19.7 million as of December 31, 2003. A further decline in our backlog level could result in more variability and less predictability in our quarter-to-quarter net sales.

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

F.	Tabular Disclosure of Contractual Obligations

        Our significant financial and contractual obligations as of December 31, 2004, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in Thousands)
Contractual Obligations(1)	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years

Borrowed Lines of credit(2)	1,670	637	1,033	-	-
Guarantees:
Performance guarantees	9,705	2,415	7,290

Advance payment guarantees	6,358	8	6,350

Other bank guarantees	556		58	498

Total Guarantees	16,619	2,423	13,698	498

Operating lease commitments	1,952	420	1,284	248

Total commercial commitments	20,241	3,480	16,015	746

(1) Excludes liability for employee severance benefits, net in the amount of $69,000.

(2) Following the approval of our shareholders at a meeting held on March 1, 2004, we sold 66,872,670 Ordinary Shares to the investors who participated in the investment round that took place between March 2004 and June 2004 at price per share of $0.18 in the aggregate amount of approximately $11.9 million, of which 55,206,003 Ordinary Shares with an aggregate value of approximately $9.8 million were issued in exchange for cash and 11,666,667 Ordinary Shares with an aggregate value of $2.1 million were issued in exchange for the conversion of an aggregate of $2,000,000 of loans from certain of our banks and a debt in the aggregate amount of $100,000 owed to two of our existing shareholders. In addition, the banks agreed to postpone repayment of short-term credit, in the amount $0.5 million to 2005, $0.5 to 2006 and $0.5 million to 2007. The Company also received a credit line from Chun, in the amount $3.2 million.

G.	Safe Harbor

Not applicable.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

        The following table lists the name, age and position held by each of our executive officers and directors, as of May 31, 2005:

Name	Age	Position

Aviv Tzidon	49	Director and Chairman of the Board of Directors
Yaron Sheinman	51	Director
Avi Leumi	41	Director
Uri Manor	62	Director
Eric Chan	46	Director
Rimon Ben-Shaoul	60	Director
Gadi Aviram	50	Director
Orit Stav	34	Director*
Amnon Harari	54	Director*
Ilan Gillies	36	Chief Executive Officer
Reuven Shahar	46	Vice President of Finance and Chief Financial Officer
Dekel Tzidon	45	Vice President of Development and Chief Technological Officer
Gilad Yavets	35	Vice President of Marketing

* External Director

        Aviv Tzidon has been our Director and Chairman of the Board of Directors since November 24, 2003. Mr. Tzidon was the co-founder of BVR Technologies Ltd. (or BVR-T) and served as its Chief Technology Officer and a Director since it commenced operations in 1987. From October 1998, upon the spin-off of BVR Systems (1998) Ltd. from BVR-T, and until April 2000, Mr. Tzidon served as Chairman of the Board of Directors and Chief Executive Officer of BVR-T. For three years, Mr. Tzidon worked as an independent consultant for Israel Aircraft Industries. Mr. Tzidon served as a combat pilot with the Israel Air Force (including reserve service) for approximately 20 years.

        Yaron Sheinman has been our Director since the consummation of our spin-off in October 1998. He is a founder and Chairman of the Board of Directors of BVR-T. From the commencement of BVR-T’s operations in 1987 through 1996, Mr. Sheinman served as the chairman and chief executive officer of BVR-T. Previously, he acted as an independent consultant to Israel Aircraft Industries for two years for the development of avionics systems. Mr. Sheinman served as a combat pilot with the Israel Air Force (including reserve service) for approximately 15 years. Mr. Sheinman also served as chairman of the board of directors of Nexus Telocation Systems, VIZ, Coresma Unisfair and BrightCom.

        Avi Leumi has been our Director since March 1, 2004. Mr. Leumi has served as CEO, Co-Founder and Chairman of the Board of Directors of Aeronautics Defense Systems Ltd. since November 1997. From 1992 to 1997, Mr. Leumi served as CEO of Leumi Chemicals Ltd. (family owned business). Mr. Leumi is a graduate of the Israel Naval Academy.

        Uri Manor has been our Director since March 1, 2004. Mr. Manor has served as Managing Director of Datus Ltd., a consulting company specializing in the marketing of defense systems since January 1, 1996 and Managing Director of Loven Hachatzav Ltd., a holding company specializing in high tech and defense companies since 2001. Mr. Manor is also a member of the board of directors of Soltam Systems, Fibrotex International and Aeronautics Defense Systems. Moreover, Mr. Manor represents Hindustan Aeronautics Limited in Israel. From 1969 to 1996, Mr. Manor held various management positions in Israel Aircraft Industries Ltd. including Deputy General Manager, MBT Division. Mr. Manor holds a B.Sc (1965) and M.Sc (1971) in Aeronautical Engineering from the Technion (Israel Institute of Technology).

        Eric Chan has been our Director since March 1, 2004. On November 10, 2003, Mr. Chan was appointed General Manager of ST training & Simulation or STTS. Between the years 1999 and 2003, Mr. Chan held various management positions in CET Technologies (a subsidiary of ST Elect) including Vice President of Defense Business and Deputy General Manager. In 1997, Mr. Chan served as Division Manager of Land Systems Division of Singapore Engineering Software (a subsidiary of ST Elect) where he was instrumental in winning the large-scale island-wide Police C2 program from Singapore’s Ministry of Home Affairs. Mr. Chan currently serves as the Chairman of the Board of iVLab (a subsidiary of STTS), the Alternate Director of Prescient Systems & Technologies and Director of a number of companies including Knowledge Alive and ST Education & Training. Mr. Chan holds a BSc Eng (2nd Honors) from the National University of Singapore.

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

        Amnon Harari has been one of our external directors since July 2002. Mr. Harari currently serves as the chief executive officer of Advanced Heating Technologies Ltd. From May 2000 to March 2002, Mr. Harari served as Chief Executive Officer of Partner Future Communication Ltd. From April 1999 to April 2000, Mr. Harari served as General Manager of Alcatel Israel. From April 1997 to April 1999, Mr. Harari served as Corporate Vice-President and General Manager of the Public Switching Division of Tadiran Telecommunication Ltd. From 1992 to 1996, Mr. Harari served as the head of the Israel Air Force Material Directorate. From February 1997 to February 2002, Mr. Harari served as an External Director of Elbit Systems Ltd. Mr. Harari is a Brigadier-General in the Israel Air Force. Mr. Harari holds a B.Sc. in Physics from the Tel Aviv University.

        Ilan Gillies has been Chief Executive Officer since his appointment on November 26, 2003. Mr. Gillies has been employed by the BVR Group since 1995 and served as Managing Director of BVR S Pacific from November1998 to September 2003. Mr. Gillies has served as a combat pilot with the Israel Air Force since 1989.

        Reuven Shahar has been our Chief Financial Officer and Vice President of Finance since his appointment on July 1, 2000. From 1995 through June 2000, he was Treasurer, Director of Finance of Elisra Electronic Systems Ltd. From 1990 to 1995, Mr. Shahar was the head of the economic staff in the defense division of Elisra. He previously held various positions at Elisra commencing in 1984. Mr. Shahar holds a BA in business management from the Hebrew University of Jerusalem and an MBA from Recanati Graduate School of Business Administration in Tel Aviv University.

        Dekel Tzidon has been our Chief Technology Officer and Vice President, development since January 1, 2004. From 1995 to 1997, Mr. Tzidon was employed by RTSET as an R & D engineer and IP manager. In 1997 Mr. Tzidon joined BVR as a senior systems engineer, IP manager and head of the technology group. In 2001, Mr. Tzidon served as a senior systems engineer in COMVIEW. Since 2002, Mr. Tzidon has been employed as an IP consultant for a number of Hi-Tech companies including BVR. Mr Tzidon has a B.Sc. in computer engineering. Mr. Tzidon is the brother of Mr. Aviv Tzidon, the Chairman of our Board of Directors.

        Gilad Yavets has been our Vice President of Marketing since March 3, 2004. Mr Yavets joined BVR in 1997 and has served in different positions in the company, including Contracts Director, Director of Business Development and Acting Vice President of Marketing. Mr. Yavets holds an LLB in law from the Hebrew University of Jerusalem and an Executive MBA from the Recanti Graduate School of Business Administration in Tel-Aviv University.

Resignation of Directors and Officers

        The following directors resigned from our board of directors during 2004 and 2005:

—	Mr. Pritam Singh resigned on July 1, 2004.

        No officer resigned from our company during 2004 and 2005.

Expiration of Term of Office

        No term of our external director has expired, in accordance with the provisions of the Israel Companies Law – 1999, as amended from time to time (the Companies Law).

B.	Compensation

        The aggregate remuneration we paid for the year ended December 31, 2004 to all executive officers as a group (4 persons) was approximately $306,000 in salaries, fees, commissions and bonuses. This amount includes approximately $51,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers (this sum includes compensation paid to our two executive officers who resigned in 2003).

        Members of our board of directors, other than our external directors, do not receive cash compensation for their service on the board of directors or any committee of the board of directors. However, all of our directors are reimbursed for their expenses for each board of directors meeting attended. Our external directors received an aggregate of approximately $11,500 for the year ended December 31, 2004.

        At the meeting of our shareholders held on March 1, 2004, a special majority of our shareholders who voted at that meeting, approved the grant of an option to purchase 72,000 of our Ordinary Shares to each of our nine directors serving on our Board of Directors at the time, with the exception of Aviv Tzidon, the Chairman of our Board of Directors. The options vested with the following Directors upon their completion of one full year of service on our board following the March 1, 2004 shareholders meeting: (Yaron Sheinman, Avi Leumi, Uri Manor, Eric Chan, Gadi Aviram, Rimon Ben-Shaoul, Orit Stav and Amnon Harari)] and will be exercisable at a price of $0.18 per share for a period of three years.

        At the meeting of our shareholders held on March 1, 2004, a majority of our shareholders who voted at that meeting, also approved the grant of an option to purchase 9,000,000 of our Ordinary Shares to Mr. Aviv Zidon. One fifth of the options will vest upon the completion of each full year of service on our board, which commenced on November 24, 2003, for a period of five years and will be exercisable at a price of $0.18 per share for a period of three years.

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

        Our articles of association provide for a board of directors of not less than two and no more than fifteen members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. The Israeli Companies Law, which entered into effect on February 1, 2000 and was amended most recently in March 2005, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise. This requirement is subject to, and will only enter into effect upon, the promulgation of regulations by the Israeli Minister of Justice which have not yet been published. The board of directors must make such determination by no later than 90 days following publication of such regulations.

        Our articles of association provide that any director may, by written notice, appoint another person to serve as a substitute director and may cancel such appointment. According to the Companies Law, a person may not serve as a substitute director for more than one director and a director may not serve as a substitute director. Any substitute director will have all of the rights and obligations of the director appointing him or her, except the power to appoint a substitute, unless the instrument appointing him provides otherwise, and the right to remuneration. Appointment of a substitute director for a member of a committee of the board of directors is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, such substitute may only be another external director possessing the same expertise as the external director being substituted and may not be a regular member of such committee. Unless the time period or scope of any appointment is limited by the appointing director, the appointment is effective for all purposes, but will expire upon the expiration of the appointing director’s term. To our knowledge, no director currently has appointed any other person as a substitute director.

External Directors

        Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint no less than two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by this controlling entity. The term affiliation includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

        No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director. A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise. These requirements and the criteria for accounting and financial expertise or professional qualifications are subject to promulgation of regulations by the Israeli Minister of Justice in consultation with the Israeli Securities Authority. Such regulations have not yet been published. In addition, these requirements do not apply to external directors appointed before the recent amendment to the Companies Law but will apply to their reappointment for an additional term. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	the total number of votes for the appointment of the external directors shall include the votes of at least one third of the shares represented at the meeting in person or by proxy, which are not held by controlling shareholders of the company; or

—	the total number of votes against the appointment of the external directors, among the non-controlling shareholders of the company, shall not exceed 1% of the aggregate voting rights in the company .

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

        Pursuant to the decisions of the Special General Meetings dated July 9, 2002 and March 1, 2004, respectively, Amnon Harari and Orit Stav were each appointed as external directors of the Company for a three-year term.

Exculpation, Insurance and Indemnification of Directors and Officers

        Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, that the company is so permitted under its articles of association. The breach of such duty is governed by Israeli contract laws.

Office Holder Insurance

        Our articles of association provide that, subject to the provisions of the law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

—	a breach of his duty of care to us or to another person;

—	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder.

Indemnification of Office Holders

        Our articles of association provide that we may indemnify an office holder against:

—	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his capacity as an office holder; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which he was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his capacity as an office holder.

        Under the Companies Law, these provisions are subject to shareholder approval.

Limitations on Insurance and Indemnification

        The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder.

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

        The role of the audit committee is to examine flaws in the company’s business management, in consultation with its internal auditor and independent accountants, and suggest appropriate courses of action.

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

Management Employment Agreements

        We have entered into employment agreements with each of our executive officers. These agreements contain various provisions, including provisions relating to assignment of intellectual property rights to us and confidentiality and are in effect until terminated by either party upon advance notice or otherwise in accordance with the terms of the particular agreement. All of these agreements also contain non-competition provisions. Under the Companies Law, in a public company, as defined in the Companies Law, the chief executive officer may not serve as the company’s chairman of the board. However, the shareholders of the company may approve the service of the chairman of the board also as the chief executive officer, for periods of up to three years each, provided, that at least two-thirds of the votes of non-controlling shareholders present and voting at the meeting vote affirmatively.

Employee Share Option Plans

        We have three employee stock option plans. Options granted under our option plans generally vest over a period of two to five years. Options granted under each plan expire four, five or nine years from the date of grant. Our share option plans are administered by our Board of Directors. All of our employees are eligible to participate in our option plans. Our board of directors has complete discretion to make all decisions relating to the interpretation and operation of our option plans, including the discretion to determine which eligible individuals are to receive an award, and to determine the type, number, vesting requirements and other features and conditions of each award.

        On January 4, 2004, our board of directors adopted a new share option plan under which 5,000,000 options for the purchase of 5,000,000 Ordinary Shares of the Company may be granted to our employees and consultants. Under this plan, as of March 31, 2005, 4,775,000 options were granted to employees and consultants of the Company, at an exercise price of $0.18 each. These options will vest over 5 years with one-fifth vesting each year and each increment expiring 3 years after vesting.

        As of March 31, 2005, we granted a total of 6,145,000 options to purchase 6,145,500 Ordinary Shares of the Company. Moreover, as of March 31, 2005, an additional 162,636 Ordinary Shares of the Company were reserved for issuance pursuant to options issuable under our share option plans.

D.	Employees

        The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities:

	Year ended December 31,
Activity	2004	2003	2002

Production & Research and Development	49	42	110
Marketing and sales	3	4	6
Administration and management	11	11	34

Total	63	57	150

        As of May 31, 2005, we employed approximately 56 employees in research and development operations and productions, both internally financed and pursuant to contracts with our customers performed an integral role in our various projects.

        Our employees who have access to proprietary information are required to sign a nondisclosure agreement covering all of our proprietary information which they might possess or to which they might have access. We believe that we have satisfactory labor relations with our employees and have never experienced a work stoppage.

        We are subject to labor laws and regulations in Israel. We and our Israeli employees are also subject to certain provisions of the general collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) by order of the Israeli Ministry of Labor and Welfare. None of our employees are represented by a labor union and we have not experienced any work stoppages. We generally provide our employees with benefits and working conditions beyond the required minimums. In addition to salary and other benefits, certain of our marketing and sales personnel are paid commissions based on our performance in certain territories worldwide.

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

E.	Share Ownership

        As of March 31, 2005, Rimon Ben Shaoul beneficially owned 749,278 Ordinary Shares, a four-year option to purchase 355,593 Ordinary Shares, vesting immediately and exercisable at a price of $0.18 per share and an option to purchase 72,000 Ordinary Shares, vesting in full on March 1, 2005 (subject to the completion of a full year of service on our Board of Directors) and exercisable at a price of $0.18 per share for three years following vesting. Assuming the exercise of such options and no other exercise of our convertible securities, Mr. Ben Shaoul will hold 1.23% of our then outstanding Ordinary Shares.

        As of March 31, 2005, Aviv Tzidon beneficially owned an option to purchase 1,800,000 Ordinary Shares, (for further information, see item 6B) exercisable at a price of $0.18 per share for three years. Assuming the exercise of such options and no other exercise of our convertible securities, Mr. Tzidon will hold 1.85% of our then outstanding Ordinary Shares.

        Other than Messrs.Rimon Ben Shaoul and Aviv Tsidon, none of our directors and officers beneficially owned more than 1% of our outstanding equity securities.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of May 31, 2005 , by each person or entity known to own beneficially more than 5% of our outstanding Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

CHUN Holdings Limited Partnership c/o	69,007,052	64.89%
Yigal Arnon & Co.
1 Azrieli Center Tel-Aviv 67021
Israel. (3)

Mikal Ltd. 7 Yad Harutzim St	5,666,856(4)	5.83%
Herzliya 46606 Israel

Polar Investments House	8,411,167(5)	8.61%
Platinum House
21 Ha'arbah St
Tel Aviv 64731 Israel

Bank Hapoalim B.M	5,277,778	5.45%
104 Hayarkon St
Tel Aviv 63432 Israel

Bank Leumi Le-Israel B.M	6,111,111	6.4%
24-32 Yehuda Halevi St
Tel Aviv 63432 Israel

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of May 31, 2005.

(2)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of May 31, 2005 are treated as outstanding only for the purposes of determining the percent owned by such person or group. The percentage of outstanding ordinary shares is based on 95,483,544 Ordinary Shares outstanding as of May 31,2005.

(3)	Based on information reported by Chun LP in its Schedule 13D, the general partner of Chun LP is Chun Holdings Ltd., a private Israeli company jointly held by Aviv Tsidon (33.3%), Aeronautics Defense System Ltd. (33.3%) and Prescient System & Technologies Pte. Ltd. (33.3%).

(4)	Includes a four-year warrant to purchase 1,777,967 of Ordinary Shares at a price of $0.18 share, exercisable immediately.

(5)	Includes 2,570,307 Ordinary Shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd. It also includes a four-year warrant to purchase 2,158,960 (including 911,678 warrants held by Koonras) of our Ordinary Shares at a price of $0.18 share, exercisable immediately.

        As of May 31, 2005, we had approximately 5 shareholders of record with a United States address holding approximately 557,208 of our Ordinary Shares representing approximately 0.58% of our outstanding share capital as of such date.

B.	Related Party Transactions

Management Services Agreements with Elisra Electronic Systems Ltd.

        On July 27, 2000 we entered into a management services agreement with Elisra Electronic Systems Ltd., our former controlling shareholder, pursuant to which we paid Elisra a management services fee of $200,000. The agreement expired on December 31, 2000. On March 29, 2001, we entered into a second management services agreement with Elisra pursuant to which Elisra provided us with management services during fiscal 2001 for an annual fee of $200,000, which has since expired. On March 18, 2002, we entered into a third management services agreement with Elisra pursuant to which Elisra will provide us with management services during the year 2002 for an annual fee of $200,000. On April 6, 2003 we entered into a fourth management services agreement with Elisra pursuant to which Elisra will provide us with management services during the year 2003 for an annual fee of $200,000. The fourth management agreement was approved by our audit committee and by our board of directors. Pursuant to Elisra’s sale of all its holdings during the fourth quarter of 2003, the fourth management agreement was terminated and is no longer in effect as of December 23, 2003. See “Item 10. Additional Information – Transactions Requiring Special Approval.”

Loan Agreement with Elisra

        On May 15, 2002, we obtained a $4.0 million credit line from Elisra, under which we borrowed $3.5 million and which bore interest at a rate of three months LIBOR plus 1%. The proceeds of this loan were used to finance our operations in the third quarter of 2002. Following a payment by a customer of approximately $12.5 million, this loan was repaid and the credit line was terminated.

One-Time Acquisition through our Subsidiary

        During 2003, our subsidiary, BVR-S Pacific, purchased on behalf of Elisra, certain hardware products from a Singaporean company. BVR-S Pacific sold such products to Elisra thereafter. BVR-S Pacific received a 10% commission from Elisra (approximately $50,000) on this sale.

Transaction with a Subsidiary of Elisra

        We have made purchases of a specific component that is incorporated into our on-board training systems from Tadiran Spectalink Ltd., a wholly owned subsidiary of Elisra, our former controlling shareholder. Purchases from Tadiran Spectalink were approximately $45,000, $244,000 and $1.7 million for fiscal 2003, fiscal 2002 and fiscal 2001, respectively. We believe that the terms of our transactions with Tadiran Spectalink were no less favorable to us from those we could have obtained from an unaffiliated third party supplier. In November 2002, Elta, a division of IAI, acquired from Koor Industries Ltd. 30% of the outstanding shares of Elisra at such time and pursuant to which, we treat IAI as a related party. See “Item 4 – Information on the Company – B. Business Overview – Strategic Relationships.” In 2003, we recorded approximately $1.4 million as revenues and approximately $0.5 million in expenses as cost of sales from transactions with IAI.

Loan from Major Shareholders

        On October 1, 2003 our major shareholders(at that time) loaned us an aggregate amount of $601,000, in order to finance our operations. This loan does not bear interest and is comprised of: (i) a $381,000 loan from Elisra, which was subsequently repaid in April 2004; (ii) a $120,000 loan from Clal Industries and Investments Ltd.,which will mature in October 2005 ; (iii) a $62,000 loan from Polar Investment Ltd., which was subsequently converted into shares – see below); and (iv) a $38,000 loan from Koonras Technologies Ltd., which was subsequently converted into shares – see below.

Short-Term Loan from Chun

        In December 2003, we received a loan from Chun in the amount of $430,000 linked to the US Dollar and bearing no interest. In March 1, 2004, we repaid the aforementioned loan.

Agreement with Consult Wise Pte Ltd.

        On January 1, 2004, we entered into an agreement with Consult Wise Pte Ltd., a Singaporean company. Maayan Tzidon, the brother of Aviv Tzidon, the Chairman of our Board of Directors, holds 50% of the issued and outstanding shares of Consult Wise. Our audit committee and board of directors in their meetings on March 3, 2004 approved this agreement. Pursuant to this agreement, we agreed to pay Consult Wise $3,000 per month for the provision of its marketing services of our products and services in Korea and Singapore, for a period of three years commencing January 1, 2004. In lieu of cash, we agreed to pay the monthly fee in our Ordinary Shares based on a per share price of $0.18. In order to facilitate the payment of shares, a trustee was issued 600,000 of our Ordinary Shares and was instructed to release 16,667 of our Ordinary Shares to Consult Wise each month during the term of the agreement. Should the agreement be terminated prior to the completion of the three-year term, no more shares will be issued to Consult Wise pursuant to the agreement.

For further information see:

—	“Sale of Shares and Issue of Warrants to Investors” below.

—	Note 23 to the Consolidated Financial Statements included in this annual report.

Sale of Shares to Principal Shareholders

Sale of Shares to and Issue of Warrants to Chun

        On November 21, 2003, Chun Holdings Ltd., or Chun, issued a tender offer to purchase all of our outstanding shares for a purchase price of $0.18 per share. Pursuant to the tender offer, which expired on December 30, 2003, some of our shareholders, including Clal Industries Ltd. and our former controlling shareholder Elisra Electronics Systems Ltd., or Elisra, tendered an aggregate of 7,142,608 of their shares, constituting 67% of our issued and outstanding share capital. Upon the request of Chun, all of the tendered shares were registered in the name of its affiliate Chun Holdings L.P., or Chun LP, which became our controlling shareholder. As of May 31, 2005 Chun was holding an aggregate of 64.89% of our outstanding shares. Following the expiration of the tender offer, Elisra no longer held any of our share capital.

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

        Chun LP also agreed on such date to provide our company with a credit line in the amount of $3.2 million. In consideration for this credit line our Audit Committee and our Board of Directors agreed, subject to shareholder approval, to grant Chun LP a four-year warrant to purchase an additional 40,000,000 of our Ordinary Shares for an exercise price of $0.18 per share. A special majority of our shareholders who did not have a personal interest in the transaction and who voted at our shareholders meeting held on March 1, 2004, approved the grant of the warrant. Chun LP, however, waived its right to receivewarrants for the purchase of 10,000,000 of our Ordinary Shares and agreed that such warrants be granted to other investors (see below).

Options issued to the Chairman of the Board of Directors

        On January 1, 2004, Aviv Tzidon received an option to purchase 9,000,000 of our Ordinary Shares issued for services rendered as Chairman of our Board of Directors. One fifth of the options will vest upon completion of each full year of service on our Board of Directors, which commenced on November 24, 2003. Each option is exercisable for three years following vesting and is exercisable at a price per share of $0.18. This transaction was approved by our Audit Committee, our Board of Directors and a special majority of our shareholders who did not have a personal interest in the transaction and who voted at our shareholders meeting held on March 1, 2004.

Sale of Shares and Issuance of Warrants to Investors

        On March 3, 2004, a group of investors entered into an investment agreement to purchase 22,428,225 of our Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $4,037,080. Two of the investors, Polar Communications Ltd. and Koonras Technologies Ltd., who were also existing security holders of the Company prior to the March 2004 investment, were issued additional shares in consideration for their agreement to convert an aggregate debt owed to them of $100,000 into 555,556 of our Ordinary Shares at a price per share of $0.18. Pursuant to this investment agreement, the investors were also issued four-year warrants to purchase an aggregate of 10,000,000 of our Ordinary Shares with an exercise price of $0.18 per share; Chun LP was initially granted these warrants, but subsequently waived its rights to receive such warrants in favor of the investors, pro rata to their investments. This transaction was approved by our Audit Committee, our Board of Directors and a special majority of our shareholders who did not have a personal interest in the transaction and who voted at our Shareholders Meeting held on March 1, 2004.

Convertible Loan Agreements

        On March 3, 2004, three of our banks, namely Bank Leumi Le-Israel B.M., Bank Hapoalim B.M. and the Industrial Development Bank Ltd., agreed to convert existing loans in the amount of $1.1 million, $700,000 and $200,000, respectively, into 6,111,111, 3,888,889 and 1,111,111 of our Ordinary Shares, respectively.

Employment Agreements

        We have entered into employment agreements with each of our executive officers. See “Item 6 – Directors, Senior Management and Employees – C. Board Practices–Management Employment Agreements.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

        The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

        We are not a party to any material legal proceeding.

B.	Significant Changes

        There has been no other material changes in our financial position since December 31, 2004.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

        Our Ordinary Shares have traded on the Over The Counter Bulletin Board under the symbol BVRSF.OB since February 2003 and previously traded on the Nasdaq SmallCap Market from March 2001. From October 1998 until March 2001 our shares were traded on the Nasdaq National Market.

        The following table sets forth, for the periods indicated, the range of high and low sales prices of our Ordinary Shares:

2000	High	Low

Year ending December 31, 2000	$9.63	$0.88

2001

First Quarter	$3.50	$1.50
Second Quarter	$2.31	$1.00
Third Quarter	$3.50	$2.03
Fourth Quarter	$3.02	$2.40

2002

First Quarter	$3.00	$2.48
Second Quarter	$2.65	$1.75
Third Quarter	$2.42	$1.02
Fourth Quarter	$1.07	$0.50

2003

First Quarter	$1.10	$0.37
Second Quarter	$0.95	$0.75
Third Quarter	$0.99	$0.60
Fourth Quarter	$0.85	$0.10

2004

First Quarter	$1.10	$0.40
Second Quarter	$0.95	$0.53
Third Quarter	$0.60	$0.40
Fourth Quarter	$0.71	$0.40

2005

January	$0.72	$0.58
February	$0.66	$0.54
March	$0.54	$0.20
April	$0.21	$0.18
May	$0.20	$0.16

B.	Plan of Distribution

Not applicable.

C.	Markets

        Our Ordinary Shares traded on the Nasdaq SmallCap Market until February 13, 2003. The Nasdaq delisted our Ordinary Shares after we failed to comply with required listing standards of the Nasdaq SmallCap Market. Since February 14, 2003, our Ordinary Shares have been traded on the Over-the-Counter Bulletin Board under the symbol “BVRSF.OB”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

Not applicable.

B. Memorandum and Articles of Association

Objects and Purposes

        We were first registered under Israeli law on January 6, 1998. Our registration number with the Israel Registrar of Companies is 52-004362-1. Our objects and purposes include the development, design, manufacture and marketing of advanced training systems for military objectives and a wide variety of other business purposes as set forth in Section 2 of our Memorandum of Association, which was filed with the Israel Registrar of Companies.

Transactions Requiring Special Approval

        An “office holder” is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager and any person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and any other manager who is directly subject to the general manager.

        The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The breach of such duty is governed by Israeli contract laws. The duty of care includes a duty to use reasonable means to obtain:

—	information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

—	all other important information pertaining to the previous actions.

        The duty of loyalty requires an office holder to act in good faith for the interests of the company and includes a duty to:

—	refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

—	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

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

        Under the Companies Law, an extraordinary transaction is a transaction:

—	not in the ordinary course of business;

—	not on market terms; or

—	likely to have a material impact on the company's profitability, assets or liabilities.

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

        Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must satisfy either of the following criteria:

—	the majority of the votes for the approval includes the votes of at least one-third of the total votes of shareholders who are present at the meeting and who have no personal interest in the transaction; the votes of abstaining shareholders shall not be included in the number of the said total votes; or

—	the total number of votes against the approval, among the shareholders who are present at the meeting and who have no personal interest in the transaction shall not exceed 1% of the aggregate voting rights in the company.

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

        Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders, such as in voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;

—	an increase of our authorized share capital;

—	a merger; or

—	approval of certain actions and transactions that require shareholder approval.

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

Mergers and Acquisitions under Israeli Law

        The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of at least 75% of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholders vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the other party, or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 50 days have passed from the time that a proposal for the approval of the merger has been filed with the Israel Registrar of Companies and 30 days have passed from the time that the approval of the merging parties’ shareholders has been received.

        The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no existing 25% or greater shareholder in the company. If there is no existing 45% or greater shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the laws of the country in which the shares have been offered to the public or in which the shares are listed for trading on an exchange, including the rules and regulations of such exchange, there is either a restriction upon any acquisition of control to any extent, or the acquisition of control to any extent requires the purchaser to make a tender offer to the public.

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

        On August 15, 2002, we entered into a contract with a foreign naval force with respect to the delivery of enhancements to ship-borne, embedded Naval Combat Maneuvering Instrumentation. The contract price is approximately $4.8 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the third quarter of 2005.

        In April 2003, we entered into a contract with the air force of a Latin American country for the development and supply of an F-16 training facility. The contract price is approximately $5.0 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the third quarter of 2005.

        In October 2003, we entered into a contract with the armed forces of a Latin American country for the development and supply of a tank training center. The contract price is approximately $2.7 million, which, as in substantially all of our contracts, is payable in accordance with and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the third quarter of 2005.

        In November 2003, we entered into a contract together with a European company, with the navy of a European country for the development and supply of a Naval Tactical Trainer. The contract price is approximately $1.5 million (a significant portion of which will be payable to us), which, as in substantially all of our contracts, is payable in accordance with and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the first quarter of 2005.

        In December 2003, we entered into a leasing contract with the Israel Air Force for the use and maintenance of an ACMI system. The contract price is approximately $0.7 million, and is payable on a monthly basis. We expect to complete this contract during the first quarter of 2006.

        In July 2004, we entered into a follow on contract with a customer in Asia for the provision of Integrated Logistic Support services for a period of three years for a training system that was previously provided by us. The contract price is approximately $1.6 million. We expect to complete this project during the first quarter of 2007. As of May 2005, we received $0.5 million under this contract.

        In August 2004, we entered into a contract with a NATO Member for the provision of EHUD Air Combat Maneuvering Instrumentation (ACMI) systems. The contract price is approximately $6.0 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the fourth quarter of 2005. As of June, 2005 we received $1.8 million under this contract.

        In October 2004 we entered into a contract with Boeing for the integration of EHUD ACMI systems on Boeing’s new F-15K aircraft, to be supplied to the Republic of Korea Air Force (ROKAF). The contract price is approximately $1.5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the fourth quarter of 2005. As of May 2005, we received $0.7 million under this contract.

        In November 2004, we entered into a contract with Systex Corporation, a leading Asian System Integration Company for the supply of an Infantry Multi-Weapon Firing Simulation System. The contract price is approximately $2.6 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2007. As of May 2005, we received $1.1 million under this contract.

        On January 2005 we entered into an additional contract with Systex Corporation for the supply of a Tank Simulation System. The contract price is approximately $1.4 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2006. As of May 2005, we received $0.7 million under this contract.

        For a summary of our other material contracts, see:

—	"Item 4 - Information on the Company - B. Business Overview - Strategic Relationships"

—	"Item 6 - Directors, Senior Management and Employees - B. Compensation"

—	"Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions"

D.	Exchange Controls

        Under current Israeli regulations, we may pay dividends or other distributions in respect of our Ordinary Shares either in non-Israeli or Israeli currencies. If we make these payments in Israeli currency, they will be freely converted into non-Israeli currencies at the rate of exchange prevailing at the time of conversion. Because exchange rates between the NIS and the dollar continuously fluctuate, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See “Item 3. Key Information– D. Risk Factors.”

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

General Corporate Tax Structure

        Israeli companies are subject to “Company Tax” at the rate of 34% of taxable income. Under current law, the tax rates on companies is scheduled to go down to 30% by the year 2007. However, a new set of tax reform proposal has recently been announced. These include changes to the tax rates on corporations, both with respect to business income and capital gains. This draft legislation is referred to hereunder as the “2005 Reform Proposal”. There is no certainty that the 2005 Reform Proposal will be enacted into law and if so what the final content of the amendments will be. Under the 2005 Reform Proposal, the corporate tax rate is slated to be reduced incrementally from 34% to 25% by the year 2010.. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

        On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law – 1959 (hereinafter, “the Encouragement reform”).

        Following in section A is the outline of Capital Investments Law before the Encouragement reform, with special reference to its effects on companies incorporated in Israel and in section B significant changes due to the Encouragement reform.

A.	The Encouragement of Capital Investments Law before the Encouragement reform

        The Law for the Encouragement of Capital Investments, 1959 provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not generally available with respect to income derived from products manufactured outside of Israel.

        Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25% (rather than the ordinary corporate tax rate) for the “benefit period”. The “benefit period” is seven years (and under certain circumstances, as further detailed below, ten years) commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

        A company owning an approved enterprise may elect to receive an “alternative package of benefits”. Under the alternative package, a company’s undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period.

        Our requests for designation of our capital investment at our facility in Rosh Ha’ayin as an “approved enterprise” program were approved under the Investment Law. For this approved enterprise, we elected the alternative package of benefits.

        A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding our ordinary shares). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. We must withhold this tax at source, regardless of whether the dividend is converted into foreign currency. See “–Taxation of Ordinary Shares–Taxation of Dividends Paid On Ordinary Shares” and Note 18 to the Consolidated Financial Statements.

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

B.	Outline of primary changes of the Encouragement reform

The primary changes are as follows:

■	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

■	Tax benefits of the Alternate Path include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

■	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial Enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

1. Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2. Its revenue from a specific country is not greater than 75% of its total revenues that year;

3. 25% or more of its revenues are derived from a specific market of at least 12 million residents.

■	Upon the establishment of an enterprise, an investment of at least NIS 300K in production machinery and equipment within three years is required.

■	For an expansion, a company is required to invest within three years the higher of NIS 300K in production machinery and equipment or a certain percentage of its existing production machinery and equipment as follows:

Production assets	% of required investment	Required investment

Up to NIS140 million	12%	Up to NIS 16.8 million
From NIS 140 - 500 million	7%	From NIS 9.8 - 35 million
Over NIS 500 million	5%	From NIS 25 million

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

        Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs which meet certain criteria and are approved by the Research Committee, a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditure, as determined by the Research Committee, in return for the payment of royalties from the sale of the product developed in accordance with the program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Chief Scientist ranging from 3% to 5% or in some cases, such as ours, ranging from 4% to 6%, on revenues from products developed using such grants until 100-150% of the dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for payment. See “Item 5–Operating and Financial Review and Prospects” and Note 18 to the Consolidated Financial Statements.

        The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations promulgated under the Research Law, in the event that any of the manufacturing is performed outside Israel by any entity other than us, if approval is received from the Office of the Chief Scientist for such foreign manufacturing and the identity of the foreign manufacturers, we may be required to pay increased royalties. If the manufacturing volume that is performed outside of Israel is less than 50%, the total amount to be repaid to the Office of the Chief Scientist may be adjusted to 120% of the grant. If the manufacturing volume that is performed outside of Israel is between 50% and 90% the total amount may be adjusted to 150% of the grant and if it is more than 90%, the total amount may be adjusted to 300% of the grant. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacturing of products developed in the future with Office of the Chief Scientist grants. The letters of approval under which we received the grants do not specifically refer to our manufacturing activities outside of Israel however, we believe that the Office of the Chief Scientist has adequately expressed its consent to such activities. There can be no assurance that the consents granted to date by the Office of the Chief Scientist will be deemed to be adequate under applicable laws and regulations or that such consents will not be reversed or modified in any way or that we will obtain consents for such activities at all from the Office of the Chief Scientist in the future. Failure to comply with the requirements for consents for manufacturing outside of Israel could result in penalties, cancellation of grants and denial of any future applications for grants or for these consents. If the consents obtained from the Office of the Chief Scientist to manufacture our products outside of Israel are terminated or if we are unable to obtain similar consents in the future, our business could be harmed. A transfers of the technology developed pursuant to the terms of these grants may be transferred outside of Israel only subject to the payments promulgated under the Research Law and subject to the prior approval of the Research Committee; technology transfers within Israel are also subject to the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology in Israel may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and production and the obligation to pay royalties in an amount that may be increased. There can be no assurance that such consent, if requested, will be granted under reasonable commercial terms. See “Item 5–Operating and Financial Review and Prospects–Government Grants.”

        Effective for grants received from the Office of the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of such grants will be subject to interest equal to the 12 months’ LIBOR rate applicable to dollar deposits that is published on the first business day of each calendar year.

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

Tax Benefits and Grants for Research and Development

        Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Such expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible, according to Israeli law

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

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

(c) accelerated depreciation rates on equipment and buildings;

(d) deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange;

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

Capital Gains Tax on Sales of Our Ordinary Shares

         Israeli law generally imposes on residents and non-residents of Israel a tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel, including our ordinary shares, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between the inflationary surplus and the real gain.  The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

        Under current Israeli law, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”), or (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as our company), or (iii) companies dually traded on both the TASE and Nasdaq or on a recognized stock exchange or a regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (i) the sale of shares to a relative (as defined in the Tax Reform); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustment Law; or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).  The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        It should be noted that the 2005 Reform Proposal include several major changes regarding the taxation of capital gains both from the sale of traded securities and of other assets.

        Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

        Pursuant to the treaty between the Governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Dividends

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of 25%.  If the income out of which the dividend is being paid is attributable to an approved enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%.  A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an approved enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

Foreign Exchange Regulations

        Dividends (if any) paid to the holders of our Ordinary Shares and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the Ordinary Shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be freely converted into dollars at the rate of exchange prevailing at the time of conversion. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS.

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

Interest Rate Risk

        We are exposed to interest rate volatility primarily relating to interest rate changes applicable to our withdrawals under our credit lines. Our credit lines bear interest at rates, which vary with changes in LIBOR. We do not speculate on the future direction of such interest rates. On March 2004, the Company reached an agreement with its principal bank lenders for the repayment of $6.55 million and the deferral of repayment of long-term loans totaling $1.5 million until the years 2005, 2006 and 2007. As of December 31, 2004, current maturities of long – term loans, $ 0.5 million bore interest at variable rates. The weighted average interest rates on short-term bank credit (linked to the U.S. dollar) as at December 31, 2004, 2003 and 2002 are 3.85%, 3.6% and 3.7%, respectively. As of December 31, 2003, the Company utilized all of its available credit lines which were due for payment through June 2004. As of December 31, 2004, the interest expenses we attributed to the utilization of our credit lines amounted to $197,000. Interest risk is estimated as the potential increase in interest expenses from a hypothetical 10% increase in the interest rates. Assuming a hypothetical 10% increase, our interest expenses would increase by $20,000.

Equity Price Risk

        As of December 31, 2004, we did not have any marketable securities that were recorded at a fair value, hence there was no exposure to equity price risk

Foreign Currency Exchange Risk

        As of December 31, 2004, we had cash and cash equivalents in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $373,000 (out of $2.7 million in cash and cash equivalents that we had in total). Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our cash and cash equivalents would decrease immaterially by $34,000. As of December 31, 2004, we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $508,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our accounts receivable would decrease by $46,000. As of December 31, 2004, we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $871,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such a decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $79,000.

        The devaluation of the Singapore Dollar (SGD) against the Dollar in 2003 had no material effect on the results of operations of the Company. As of December 31, 2004 we had accounts receivable in SGD or in funds linked thereto in the aggregate amount of $197,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar/SGD exchange rate. Assuming such an increase in the Dollar/SGD exchange rate, the fair value of our SGD accounts receivable would decrease by $18,000.

        The devaluation of the Euro against the Dollar in 2004 had no material effect on the results of operations of the Company. As of December 31, 2004, we had other receivables in Euro or in funds linked thereto in the aggregate amount of $23,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar/Euro exchange rate. Assuming such a decrease in the Dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $2,000.

        As of December 31, 2004 we had other payables in Euro or in funds linked thereto in the aggregate amount of $ 377,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar/Euro exchange rate. Assuming such a decrease in the Dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $32,000.

        As of December 31, 2004, the Company had an outstanding put option (which formed part of a certain put option over the course of twelve months signed in February 2003), for selling $400,000 for NIS 1,920,000. The expiration of this option was staggered and finally expired in February 2004. The fair value of the derivative financial instrument amounted to a net asset of $172,000 and is recorded as an asset in the balance sheet.

PART II

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

ITEM 13.	Defaults, Dividend Arrearages And Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

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

        As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures. Based on that evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2004.

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

        On May 13, 2004, our company adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accounting officer or controller or other persons performing similar functions.

        Copies of our code of ethics will be available at our executive offices upon request.

ITEM 16C	Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Somekh Chaikin, a member of KPMG International (independent auditors) for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2004 and 2003, and fees billed for other services rendered by Somekh Chaikin, a member of KPMG International (independent auditors).

	2004	2003

Audit Fees(1)	$54	$53
Audit-Related Fees(2)		-
Tax Fees(3)	$5	$10
All Other Fees(4)		-

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s Consolidated Financial Statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees principally for assurance and related services that are not reported under Audit Fees.

(3)	Tax fees consist of tax compliance fees for the preparation of original and amended tax returns, claims for refunds and tax advice.

(4)	All other fees not included in paragraph (1) through (3) above.

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

PART III

ITEM 17	Financial Statements

        We have responded to Item 18 in lieu of this item.

ITEM 18	Financial Statements

        The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19	EXHIBITS

        The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description

1.1*	Memorandum of Association of Registrant

1.2*	Form of Articles of Association

2.1**	Management Services Agreement, dated March 18, 2002, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

2.2***	Management Services Agreement, dated April 6, 2003, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

2.3†	Lease agreement, dated September 14, 1999, as amended, between BVR Technologies Ltd. and Minrav Holdings Ltd. (an English summary accompanied by Hebrew original)

2.4†	Lease agreement, dated August 29, 1999, between the Registrant and Electra Real Estate Ltd.(an English summary accompanied by Hebrew original)

3†	Subsidiaries of the Registrant

10.1	Consent of Independent Registered Public Accounting firm.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

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

B.V.R. SYSTEMS (1998) LTD. BY: /S/ Ilan Gillies —————————————— Ilan Gillies Chief Executive Officer

BY: /S/ Reuven Shahar —————————————— Reuven Shahar Chief Financial Officer

Date: June 27, 2005

B.V.R. Systems (1998) Ltd.

Financial Statements

As of December 31, 2004

B.V.R. Systems (1998) Ltd

Consolidated Financial Statements as of December 31, 2004

Report of Independent Registered Public Accounting Firm
To the Shareholders of B.V.R. Systems (1998) Ltd.

We have audited the accompanying consolidated balance sheets of B.V.R. Systems (1998) Ltd. (the Company) and its subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and by its Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2004 and 2003, and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 24 to the consolidated financial statements.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

March 31, 2005

Tel Aviv, Israel

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheets as of December 31

		2004	2003

	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	2,664	1,627
Restricted bank deposits	4	2,563	-
Trade receivables	5	3,884	4,094
Work in progress	6	46	102
Other receivables and prepaid expenses	7	389	763
Inventories	8	2,175	2,339

Total current assets		11,721	8,925

Investments and loans	9	1,114	1,318

Fixed assets	10
Cost		9,712	9,538
Less - accumulated depreciation		8,864	8,378

Fixed assets, net		848	1,160

Total assets		13,683	11,403

Aviv Tzidon Chairman of the Board of Directors	Ilan Gillies President and Chief Executive Officer	Reuven Shahar CFO

Approval date of the financial statements:  March 31, 2005

B.V.R. Systems (1998) Ltd.

		2004	2003

	Note	US$ thousands	US$ thousands

Liabilities and shareholders’ equity

Current liabilities
Short-term bank credit	11	517	10,116
Current maturities of long-term loans from former related parties	16	120	-
Trade payables	12	2,204	3,268
Excess of advances from customers over amounts recognized as revenue	13	3,279	3,586
Other payables and accrued expenses	14	2,852	3,118
Short-term loan from related party	15	-	430

Total current liabilities		8,972	20,518

Long-term liabilities
Long-term loans	16	1,033	601
Liability for employee severance benefits, net	17	69	460

Total long-term liabilities		1,102	1,061

Commitments and contingencies	19

Shareholders’ equity (deficit)	18
Share capital:		21,247	2,529
Ordinary shares, NIS 1.00 par value (20,000,000 and 200,000,000 shares authorized;10,660,874 and 95,400,210 shares issued and fully paid as at December 31, 2003 and 2004, respectively)
Additional paid-in capital		17,700	21,408
Accumulated deficit		(35,338)	(34,113)

		3,609	(10,176)

Total liabilities and shareholders’ equity		13,683	11,403

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations for the years ended December 31

		2004	2003	2002

	Note	US$ thousands

Income from sales		12,684	13,218	26,295
Income from royalties and commissions	22B	-	1,249	1,995

Total income	22A	12,684	14,467	28,290

Cost of sales	22C	10,231	13,625	23,715

Gross profit		2,453	842	4,575

Operating expenses:
Research and development		294	693	1,554
Selling and marketing		1,139	1,778	2,363
General and administrative		1,822	4,016	4,577

Operating loss		(802)	(5,645)	(3,919)

Financing expenses, net	22D	(496)	(707)	(855)
Other income (expenses), net	22E	192	55	(140)

Loss before income taxes		(1,106)	(6,297)	(4,914)
Income tax expense	20	(119)	(249)	(878)

Net loss for the year		(1,225)	(6,546)	(5,792)

Loss per share:
Basic and diluted loss per share (in US $)		(0.01)	(0.61)	(0.54)

Weighted-average number of Ordinary Shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of the basic and diluted loss per share		106,342	10,661	10,660

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Statement of Changes in Shareholders’ Equity

	Number of Ordinary Shares (NIS 1 par value)	Share capital		Additional paid-in capital		Retained earnings (accumulated deficit)	Total shareholders’ equity (deficit)

		US$ thousands		US$ thousands		US$ thousands	US$ thousands

Balance as at January 1, 2002	10,659,701	2,529		21,408		(21,775)	2,162

Changes during 2002
Issuance of Ordinary Shares	1,173	-	(1)	-	(1)	-	-
Net loss for the year	-	-		-		(5,792)	(5,792)

Balance as at December 31, 2002	10,660,874	2,529		21,408		(27,567)	(3,630)

Changes during 2003
Net loss for the year	-	-		-		(6,546)	(6,546)

Balance as at December 31, 2003	10,660,874	2,529		21,408		(34,113)	(10,176)

Changes during 2004

Issuance of Ordinary Shares	67,072,669	14,789		(2,920	)(2)	-	11,869
Exercise of stock options	17,666,667	3,929		(788	)(2)	-	3,141
Net loss for the year	-	-		-		(1,225)	(1,225)

Balance as at December 31, 2004	95,400,210	21,247		17,700		(35,338)	3,609

(1)	Represents an amount less than US$ 1 thousand.
(2)	Net of issuance expenses of US$ 243 thousand.

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31

	2004	2003	2002

	US$ thousands

Cash flows from operating activities
Net loss for the year	(1,225)	(6,546)	(5,792)
Adjustments to reconcile net loss to net cash flow provided by (used in) operating activities (A)	(727)	7,042	2,728

Net cash provided by (used in) operating activities	(1,952)	496	(3,064)

Cash flows from investing activities
Purchases of fixed assets	(113)	(171)	(535)
Proceeds from sale of fixed assets	-	8	3
Increase in long-term deposits	-	(2)	(8)
Proceeds from sale of available for sale securities	-	78	-
Withdrawal of long-term deposits	-	10	-
Decrease (increase) in restricted bank deposits	(2,563)	4,266	(13)
Changes in loans to employees	(9)	18	6

Net cash provided by (used in) investing activities	(2,685)	4,207	(547)

Cash flows from financing activities
Short-term bank credit, net	(6,566)	(4,967)	3,081
Receipt (Repayment) of short-term loan from related party	(430)	430	-
Receipt (Repayment) of long-term loans from related parties	(204)	601	-
Issuance of Ordinary Shares	9,733	-	-
Exercise of stock options	3,141	-	-

Net cash provided by (used in) financing activities	5,674	(3,936)	3,081

Increase (decrease) in cash and cash equivalents	1,037	767	(530)
Cash and cash equivalents at the beginning of the year	1,627	860	1,390

Cash and cash equivalents at the end of the year	2,664	1,627	860

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Cash Flows (cont’d)

		Year ended December 31

		2004	2003	2002

		US$ thousands

A.	Adjustments to reconcile net income to net cash provided by (used in) operating activities

	Income and expenses not involving cash flows:
	Loss (gain) on sale of fixed assets	-	5	(1)
	Gain on sale of available for sale securities	-	(47)	-
	Erosion of long-term deposits	-	-	28
	Depreciation and amortization	690	659	882
	Decrease in liability for employee severance benefits, net	(391)	(49)	(75)
	Forgiveness of debt	(177)	-	-
	Marketing services in exchange for shares issuance	36	-	-
	Write down of investment in marketable securities	-	-	141
	Deferred income taxes, net	-	-	318

		158	568	1,293

	Changes in operating asset and liability items:
	Decrease (increase) in trade receivables	(310)	11,606	4,449
	Decrease (increase) in other receivables and prepaid expenses	383	46	(160)
	Decrease (increase) in work in progress	56	226	(309)
	Increase (decrease) in excess of advances from customers over amount recognized as revenue	(307)	2,296	(2,607)
	Decrease (increase) in inventory	164	(1,815)	(441)
	Decrease in trade payables	(1,064)	(5,198)	(114)
	(Decrease) increase in other payables and accrued expenses	(327)	(1,207)	97
	Decrease in non-current receivables	520	520	520

		(885)	6,474	1,435

		(727)	7,042	2,728

B.	Non-cash transactions
	Accounts payable in respect of fixed assets	61	5	62

	Exchange of short-term bank credit and long-term loan from related parties into share capital and additional paid-in capital	2,100	-	-

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 1 –	General

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

The principal markets for the Company’s products are mainly Europe and the Far East. Most of the Company’s customers are either government institutions or entities controlled by governments. Three, one and three customers provided approximately 73%, 58% and 86% of the Company’s revenues during 2004, 2003 and 2002, respectively.

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

C.

In December 2003, Chun Holding L.P. (“Chun”), a corporation controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and iTS Technologies Pte Ltd. gained control of the Company by purchasing through tender offer the Company’s shares from other shareholders, including Elisra Electronic Systems Ltd. (“Elisra”), the former controlling company.  As of December 31, 2004, Chun holds approximately 60.95% of the outstanding shares of the Company.

D.

During 2004, the Company’s income totaled only US$ 12.7 million, and it incurred an operating loss of US$ 0.8 million, a net loss of US$ 1.2 million and negative cash flows from operating activities of US$ 2.1 million.

At December 31, 2004, the Company has a positive working capital of US$ 2.8 million, and cash balance of US$ 2.7 million. In addition, during the year ended December 31, 2004, the volume of orders obtained by the Company amounted to $ 12.4 million and the Company’s backlog of orders, regarding the portion of accumulated amount of contracts for long-term projects which has not yet been recognized as income in the statement of operations, was US$ 14.7 million.

The Company is confident that the existing cash balances together with meeting forecasted cash flows from operating activities for 2005, as well as obtaining orders forecasted in the budget approved by the Board of Directors, will enable it to meet its anticipated commitments for the 12 months following the approval date of these financial statements.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 2 –	Significant Accounting Policies

The financial statements have been prepared in accordance with generally accepted accounting principles in Israel.

	A.	Use of estimates

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

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 2 –	Significant Accounting Policies (cont’d)

	D.	Cash equivalents

Cash equivalents are short-term, highly liquid investments with original maturities of three months or less and that are readily convertible to cash.

	E.	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and components	– On the “first-in, first-out” method

Finished products:

Raw materials and components	– On the “first-in, first-out” method

Labor and overhead component	– On the basis of direct and allocable indirect manufacturing cost.

Inventory held for rent is presented in the “long-term investments” category and is depreciated based on its economic useful life.

F.	Work in progress and advances from customers

Work in progress is stated at cost which includes direct identified costs and indirect joint costs. Direct costs are charged to a project by identification and indirect joint costs are divided between projects based on the ratio of costs.  The net balance of costs stated in the balance sheet as part of current assets is after the deduction of those accumulated costs, which were included in the statement of operations on the basis of the percentage of completion (see Note 2J).

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

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 2 –	Significant Accounting Policies (cont’d)

	H.	Fixed assets

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

As to management’s estimates and assumptions - see Note 2A above.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 2 –	Significant Accounting Policies (cont’d)

	K.	Research and development costs

Research and development costs are charged to the Statement of Operations, as incurred.

	L.	Selling and marketing costs

Selling and marketing costs which can be identified clearly and unmistakably with the individual project and with it alone, are charged to the costs of work in progress.
Costs that cannot be so identified are charged to selling and marketing expenses in the statement of operations.

	M.	Income taxes

Taxes on income for all periods presented have been computed on the basis of income tax rates applicable to the Company and its subsidiary as a separate stand-alone entities.

The Company accounts for income taxes under the liability method of accounting for income taxes.

Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities as well as losses carried forward, and are measured using the prevailing tax rates and laws that will be in effect when the differences are expected to be utilized. The main factors, in respect of which deferred taxes were not calculated is the realization of investment in a subsidiary that management intends to retain. Similarly, deferred taxes have not been provided for future taxable distribution from a subsidiary, since it is group policy not to initiate a distribution of dividend that involves additional tax liability.

Deferred tax assets for future tax benefits from realization are not included where their realization is less than reasonable. As such, the Company has recorded a valuation allowance in regard of all is tax losses carried forward as well as for other temporary differences (see Note 20F).

	N.	Impairment in Value of Assets

The Company applies Accounting Standard No. 15 - Impairment in Value of Assets (hereinafter - the standard). The standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price and the use value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 2 –	Significant Accounting Policies (cont’d)

	N.	Impairment in Value of Assets (cont’d)

The standard applies to all the assets in the consolidated balance sheet, except inventory, tax assets and monetary assets (excluding monetary assets which are investments in investee companies that are not subsidiaries). In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has declined. When the value of an asset in the consolidated balance sheet is higher than its recoverable value, the company recognizes a loss from the impairment in value in the amount of the difference between the book value of the asset and its recoverable value. The loss thus recognized will be cancelled only in the event of changes occurring in the estimates that were used to determine the recoverable value of the asset since the date on which the most recent loss from the impairment in value was recognized.

	O.	Basic and diluted loss per share

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

Stock options granted to employees and service providers and stock issued to service providers

The Company records expenses with respect to stock options granted to employees and service providers, that provide similar services to those that are provided by employees, in accordance with the intrinsic value method that is prescribed by APB 25, Accounting for Stock Issued to Employees.  Shares issued to service providers are recorded based on the fair value at the grant date of the shares issued.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 2 –	Significant Accounting Policies (cont’d)

	Q.	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist mainly of cash and cash equivalents, restricted bank deposits and trade receivables.

At December 31, 2004 and 2003, the Company had cash and cash equivalents, and restricted bank deposits which were deposited with major Israeli banks. Management believes that the financial institutions that hold the Company’s investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

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

The fair market value of the Company’s financial instruments, which are cash and cash equivalents, loan from related party, accounts receivable, and short and long-term debt approximate their carrying value as of December 31, 2004 and 2003. The carrying amounts of the Company’s borrowings under its short loan agreements approximate their fair value, since they bear interest that changes according to the LIBOR rate.

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

	T.	Disclosure of effect of new accounting standards in the period prior to their implementation

In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, “Taxes on Income”.  The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions.  In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions.  The new Standard applies to financial statements for periods beginning on January 1, 2005.  The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method.  In the Company’s estimation, the impact of the Standard on its results of operations, financial position and cash flows will not be material.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 3 –	Cash and Cash Equivalents

	December 31,

	2004	2003

	US$ thousands	US$ thousands

Linked to the U.S. dollar	1,832	1,235
In New Israeli Shekels	373	378
Linked to other foreign currencies	459	14

	2,664	1,627

Note 4 –	Restricted Bank Deposits

A.

Cash was deposited in banks in respect of bank guarantees granted to the Company’s customers as collateral for the continued performance of work and advances received from the customers. The withdrawal of these deposits is based on the progress in the work and is subject to customer approval.  The Company recorded liens on these deposits in favor of the banks that granted the guarantees.

		Effective Interest rate as at December 31
			December 31,

		2004	2004	2003

		%	US$ thousands	US$ thousands

B.	Linked to the U.S. dollar	1.45	2,563	-

			2,563	-

Note 5 –	Trade Receivables

Open accounts include amounts billed to customers and various amounts due from transactions arising in the ordinary course of business. Management periodically evaluates the collectibility of these trade receivables and adjusts the allowance for doubtful accounts to reflect the amounts estimated to be doubtful of collection.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 5 –	Trade Receivables (cont’d)

Customers of the Company in the context of long-term contracts are billed in accordance with milestones determined in the agreements. In respect of the majority of the contracts, advances are paid upon the signing of the contract.

	December 31

	2004	2003

	US$ thousands	US$ thousands

Open accounts	329	569
Income receivable (1)	1,084	1,217
Current maturities of long-term trade receivables	-	520
Related parties	305	-
Former related party	2,166	1,788

	3,884	4,094

(1)

Income receivable represents the excess of the accumulated revenues included in the statement of operation over advances from customers in respect of the completed part of the project or amounts billed which are reflected as open accounts.

	December 31

	2004	2003

	US$ thousands	US$ thousands

Accumulated amounts recognized as revenues	8,076	36,906
Less - advances from customers	7,064	35,800

	1,012	1,106

Other income receivable	72	111

	1,084	1,217

Note 6 –	Work in Progress

	December 31

	2004	2003

	US$ thousands	US$ thousands

Costs with respect to work-in-progress	87,429	126,113
Less - amounts charged to statement of income	(87,383)	(126,011)

	46	102

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 7 –	Other Receivables and Prepaid Expenses

	December 31,

	2004	2003

	US$ thousands	US$ thousands

Government authorities	65	42
Employees	9	-
Prepaid expenses	225	281
Others	156	812

	455	1,135
Allowance for doubtful accounts (other receivables) (1)	(66)	(372)

	389	763

(1)	The activity in the allowance for doubtful accounts for the years ended December 31, 2004 and 2003 is as follows:

	December 31,

	2004	2003

	US$ thousands	US$ thousands

Allowance for doubtful accounts at beginning of year	372	251
Additions charged to bad debt expense	1	121
Write-down charged against the allowance	(300)	-
Recoveries of amounts previously written off	(7)	-

Allowance for doubtful accounts at end of year	66	372

Note 8 –	Inventories

	December 31,

	2004	2003

	US$ thousands	US$ thousands

Finished products	1,904	1,904
Components for systems manufacturing	219	383
Raw materials	52	52

	2,175	2,339

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 9 –	Investments and Loans

	December 31,

	2004	2003

	US$ thousands	US$ thousands

Long-term trade receivables	-	520
Less - current maturities	-	(520)

Equipment held for operating lease (1)	-	-
Cost	1,293	1,293
Less - Accumulated amortization	(204)	-

Net book value	1,089	1,293
Long term deposit	25	25

	1,114	1,318

(1)

In November 2003, the Company signed an agreement with one of its customers pursuant to which the customer will rent from the Company “Ehud” systems for a period of two years, beginning in February 2004, for the amount of US$ 30 thousands for each month.

Note 10 –	Fixed Assets

	Computers and electronic equipment	Manufacturing equipment	Motor vehicles	Office furniture and equipment	Leasehold improvements	Total

	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands

Cost
Balance as at December 31 2003	6,416	1,974	10	886	252	9,538
Additions	152	11	-	9	2	174

Balance as at December 31 2004	6,568	1,985	10	895	254	9,712

Accumulated depreciation
Balance as at December 31 2003	5,854	1,944	4	457	119	8,378
Additions	386	19	2	53	26	486

Balance as at December 31 2004	6,240	1,963	6	510	145	8,864

Net book value as at December 31 2004	328	22	4	385	109	848

Net book value as at December 31 2003	562	30	6	429	133	1,160

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 11 –	Short-Term Bank Credit

	December 31, 2004		December 31,

	Weighted average		2004	2003

	Linkage basis	Interest rates	US$ thousands	US$ thousands

		%

Short-term bank credit	US dollar	-	-	10,116
Current maturities of long-term bank loans	US dollar	3.85	517	-

			517	10,116

As of December 31, 2004, the Company has no available revolving credit lines.  During the second quarter of 2004, the Company reached an agreement with its principal bank lenders for repayment of short-term bank credit of US$ 6.55 million and the rescheduling of repayment of short-term loans in the amount of US$ 1.5 million to the years 2005, 2006 and 2007 (US$ 517 thousand are due for each year).

In addition, the banks converted short-term credit, in the amount of $2 million, into Company shares.

Note 12 –	Trade Payables

	December 31,

	2004	2003

	US$ thousands	US$ thousands

Former related party	1,246	989
Post-dated checks	211	99
Open accounts	600	1,120
Accrued expenses	147	1,060

	2,204	3,268

Note 13 –	Excess of Advances from Customers over Amounts Recognized as Revenue

	December 31,

	2004	2003

	US$ thousands	US$ thousands

Advances from customers	87,349	49,435
Less - accumulated amounts recognized as revenue	(84,070)	(45,849)

	3,279	3,586

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 14 –	Other Payables And Accrued Expenses

	December 31,

	2004	2003

	US$ thousands	US$ thousands

Payroll and related accruals	503	719
Provision for warranty and completion	47	72
Income taxes payable	1,433	1,273
Former related party	195	364
Other accrued expenses and accounts payable	674	690

	2,852	3,118

Note 15 –	Short-Term Loan from Related Parties

Loan from Chun received in December 2003 linked to US Dollar and bearing no interest.

In March 1, 2004 the Company repaid the aforementioned loan.

Note 16 –	Long-Term Loans

	A.	Balances according to linkage basis and rates of interest

			December 31
	Linkage	Rates of
	Basis	Interest	2004	2003

		%	US$ thousands	US$ thousands

Former related parties	US dollar	-	120	601
Long-term bank loans	US dollar	3.85	1,550	-
Less -
				-

			1,670	601
Current maturities:
Former related party			(120)	-
Long-term bank loans			(517)	-

			1,033	601

B.

On October 1, 2003 the major shareholders of the Company (at that date) granted a loan in the amount of $ 601 thousand, for a period of two years, in order to finance the current operations of the Company. The loan does not bear interest.

On March 2, 2004, the loans from the former related parties in the amount of US$ 100 thousands were converted into Ordinary Shares of the company, at a price of US$ 0.18 per share.

On April 20, 2004, the Company reached an agreement with one former related party for repayment of US$ 204 thousand and forgiveness of the residual debt of US$ 177 thousand.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 16 –	Long-Term Loans (cont’d)

C.

During the second quarter of 2004, the Company reached an agreement with its principal bank to reschedule the repayment of short-term loans in the amount of US$ 1,550 thousand for the years 2005, 2006 and 2007.  The Company will pay US$ 517 thousand for each year.

Note 17 –	Liability for Employee Severance Benefits, Net

A.

Under Israeli law, the Company is required to make severance payments to dismissed employees and to employees terminating employment under certain other circumstances.  The Company’s liability for severance pay is fully provided for through insurance policies and by accrual.

Due to a reduction in salaries effective from October 1, 2002 and in accordance with an agreement between the Company and its employees, the liability for severance pay calculation is divided into two periods, until the salary reduction and subsequently.

The calculation was based on the number of years of employment until September 30, 2002 multiplied by the latest salary paid as of September, 2002, plus the number of years of employment commencing October 1, 2002 multiplied by the latest salary paid.

	December 31,

	2004	2003

	US$ thousands	US$ thousands

Severance pay	1,177	1,429
Less - amounts funded*	(1,108)	(969)

	69	460

* The Company may only withdraw amounts funded for the purpose of severance pay disbursement.

B.	Severance pay expenses (income) recorded for the years ended December 2004, 2003 and 2002 were US$ (78) thousand, US$ 116 thousand and US$ (54) thousand, respectively.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 18 –	Shareholders’ Equity

	A.	On February 14, 2003, the Company was asked to transfer its Ordinary Shares quote from the NASDAQ SmallCap Market to the Over the Counter Bulletin Board (OTCBB) under the symbol BVRSF.OB.

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

B.

	Authorized		Issued and outstanding

	December 31,		December 31,

	2004	2003	2004	2003

Ordinary Shares of NIS 1.00 par value	200,000,000	20,000,000	95,400,210	10,660,874

C.

In June 2000, the Board of Directors of the Company approved a plan to grant options for the purchase of up to 1,200,000 Ordinary Shares to the Company’s employees. Each option is exercisable into one Ordinary Share of the Company at an exercise price equal to the market price of the share on the date of issuance.

At December 31, 2004, there are 805 thousand options outstanding, after cancellation of those options held by employees who are no longer employed by the Company.
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

At December 31, 2004, there are 163 thousand options outstanding, after cancellation of those options held by employees who are no longer employed by the Company.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 18 –	Shareholders’ Equity (cont’d)

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

At December 31, 2004, there are 565 thousand options outstanding after cancellation of those options held by employees who are no longer employed by the Company.

F.

In January 2004, the Company’s Board of Directors approved the grant of up to 5,000 thousand options to the Company’s employees and service providers.  Each option is exercisable into one Ordinary Share of the Company. At December 31, 2004, there are 3,875 thousand options outstanding for employees after cancellation of those options held by employees who are no longer employed by the Company and there are 970 thousand options outstanding for service providers.

The options are exercisable at prices of US$ 0.18 to US$ 0.65 per share.

The aforesaid options are exercisable in five equal increments (one fifth per year) commencing one year after their issuance. The options will expire after three years from the vesting date of each increment.

G.

In January 2004, the Company signed a three-year agreement with Consult Wise Pte Ltd. (the “Consultant”) according to which the Consultant will provide the Company marketing services in the Far East. The Company will pay to the Consultant an amount of US$ 3,000 each month by way of issuance of 16,667 Ordinary Shares of nominal value NIS 1 per share.

Maayan Tzidon, a brother of Aviv Tzidon, Chairman of the Board of Directors, provides the Consultant’s services.

During the year ended December 31, 2004, the Company issued 200,000 Ordinary Shares in respect of this agreement.  In the years 2005 and 2006 additional 400,000 ordinary shares will be issued with respect of this agreement.

	H.	Any dividend distributed by the Company will be declared in NIS and paid in U.S. dollars on the basis of the exchange rate prevailing at the date of payment.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 18 –	Shareholders’ Equity (cont’d)

	I.	(1)

In accordance with the decisions of the Company’s shareholders meeting, which held on March 1, 2004, and during 2004, the Company completed the issuance of shares, in the amount of US$ 11.9 million, of which US$ 9.8 million was issued in exchange for cash and $2.1 million was issued in exchange for conversion of loans from banks and a controlling interest into shares.

In addition, Chun was granted an option to purchase 40,000,000 Ordinary Shares of the Company, nominal value NIS 1.00 each, for an additional investment amount of up to US$ 7.2 million at an exercise price per Ordinary Share, nominal value NIS 1.00 each, of US$ 0.18, for a period of four years. The options will expire in March 2008.

Chun has resolved, and instructed the Company accordingly, that even though the shareholders of the Company have voted for the grant of all the Options to itself, Chun shall only be entitled to 30,000,000 of the Options and the remaining 10,000,000 Options shall be distributed among the Investors, pro-rata to the cash invested by them following the date herein.

			During the third quarter of 2004, Chun exercised 17,666,667 options into Ordinary Shares for the amount of US$ 3,180 thousand.

			At December 31, 2004, there are 22,333,333 options outstanding.

In addition, the Company granted Aviv Tzidon, Chairman of the Board of Directors, an option to purchase 9,000,000 Ordinary Shares of the Company, nominal value NIS 1.00 each, such that for each year of service as active Chairman of the Board of Directors of the Company he shall be entitled to 1,800,000 options. The exercise price per share shall be US$ 0.18. The options will expire after three years from the vesting date of each installment.

			As at December 31, 2004 there are 9,000,000 options outstanding, 1,800,000 of them are exercisable immediately.

The Company also granted to Company directors (not including Aviv Tzidon) and external directors, options to purchase 648,000 Ordinary Shares of the Company (72,000 options for each director), nominal value NIS 1.00 each, at an exercise per share of US$ 0.18. The options are subject to the completion of a full year of service.

		(2)	On March 2, 2004, the loans from related parties in the amount of US$ 100 thousand were converted into Ordinary Shares of the company, at a price of US$ 0.18 per share.

			See also Note 16.

	J.

On March 1, 2004, the Meeting of the Company’s shareholders approved to increase the share capital of the Company by NIS 180,000,000 divided into 180,000,000 Ordinary Shares, nominal value NIS 1.00 each.

		The authorized share capital of the Company following the share capital increase is of NIS 200,000,000 divided into 200,000,000 Ordinary Shares, nominal value NIS 1.00 each.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 19 –	Commitments and Contingent Liabilities

	A.	Cooperation agreement

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

Pursuant to the MLM Agreement, MLM has the exclusive right to market and sell the “Ehud” systems in the countries included in the BGT Agreement (countries in West Europe).

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

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 19 –	Commitments and Contingent Liabilities (cont’d)

	B.	Lease commitments

The premises occupied by the Company are rented under various operating leases expiring at the end of September 2009. The future minimum annual rental payments as of December 31, 2004 are as follows:

Year ending December 31,	US$ thousand

2005	420
2006	478
2007	456
2008	350
2009 and after	248

1,952

C.	Spin-off

In connection with the spin-off plan (“plan”) (see Note 1A) the Company completed several agreements with B.V.R. Technologies for the purpose of giving effect to the plan and defining the Company’s and B.V.R. Technologies’s working relationship, as follows:

1.

The Company and B.V.R. Technologies each undertook to indemnify and/or compensate the other (the “Injured Party”) for any amount, damage or expense that the Injured Party incurs in consequence of a third-party claim relating to a field of activity of the indemnifying party, concerning events occurring before the effective date of the spin-off, provided that the Injured Party notified the indemnifying party of the third-party claim and allowed the indemnifying party to manage and defend such claim.

As at December 31, 2004 and for the three years then ended, no expenses and/or liabilities were recorded by the Company. The Company has no information that would indicate that any material payments will be required in respect of this agreement.

2.

The Company and B.V.R. Technologies entered into an agreement concerning technology transfers and cross licenses between each of the parties (the “Agreement”). Under this agreement, B.V.R. Technologies transferred to the Company the rights to co-ownership of B.V.R. Technologies’s intellectual property as related to the defense-related operations transferred to the Company pursuant to the spin-off agreement.  In January 2003 the Company And B.V.R. technologies entered into a Technology Transfer and Assignment Agreement pursuant to which the Company purchased from B.V.R. technologies all rights, title and interest to all patents that were in the co-ownership of the parties, in consideration for US$12 thousand.

3.

B.V.R. Technologies will only be entitled to exploit such intellectual property rights for its activities that do not conflict with the Company’s activities as conducted at the time of consummation of the Plan other than with respect to applications relating to simulation and training systems for commercial applications which shall be exploited solely by the Company. The Company and B.V.R. Technologies further agreed not to compete with each other’s business activities.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 19 –	Commitments And Contingent Liabilities (cont’d)

	D.	Charges and guarantees

1.

In order to provide security for the credit received from banks and for the bank guarantees provided in favor of the Company, the Company registered first degree fixed and floating liens on money deposits, a floating lien on all its property, assets and related insurance benefits and a floating lien on its unpaid share capital, its goodwill and its plant, assets and rights.

2.

On certain occasions the Company deposits cash and cash equivalents with certain financial institutions that have issued guarantees on behalf of the Company in favor of its customers. In order to fulfill the above-mentioned commitment, the Company places a charge on its bank deposits (including the insurance rights attached thereto). At the balance sheet date there are US$ 2,563 thousand restricted bank deposits (as at December 31, 2003 - there were no restricted bank deposits).

	3.	The secured liabilities and guarantees (secured by a debenture) are as follows:

	December 31

	2004	2003

	US$ thousands	US$ thousands

Short-term credit from banks	517	10,116

Long-term bank loans	1,033	-

Performance guarantees (1)	9,705	7,571

Advance payment guarantees (1)	6,358	7,762

Other bank guarantees (1)	556	570

(1) The guarantees are provided by banks in favor of the Company.

The expiration dates of the guarantees are up to August 11, 2008.

Bank charges on those guarantees are attributed to financial expenses.

E.	Liability for warranty and completion

The Company has made provision for warranty for some of its completed projects, in accordance with management judgment and based on past experience.
The changes in this provision during 2004 are as follows:

US$ thousands

Balance at December 31, 2002	455
Accrued	30
Utilized	(413)

Balance at December 31, 2003	72
Accrued	-
Utilized	(25)

Balance at December 31, 2004	47

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 19 –	Commitments and Contingent Liabilities (cont’d)

	F.	Derivative financial instruments

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

As at December 31, 2004, the Company has an obligation to sell US$ 250 thousand for a total amount of NIS 1,094 thousand.

The fair value of this derivative financial instrument amounted to a net asset of US$ 3 thousand as of December 31, 2004 and was recorded as an asset in the balance sheet (as part of others in Note 7).

As at December 31, 2004, the Company has an obligation to sell EURO 750 thousand for a total amount of US$ 971 thousand.

The fair value of this derivative financial instrument amounted to a net liability of US$ 20 thousand as of December 31, 2004 and was recorded as a liability in the balance sheet (Note 14, as part of Other Accrued Expenses and Accounts Payable).

As at December 31, 2004, the Company has a put option (part of a certain put option strategy signed in February 2003) for selling US$ 800 thousand for NIS 3,600 thousand. The option expires during various periods until April 2005. The fair value of the derivative financial instrument amounted to a net asset of US$ 33 thousand and was recorded as an asset in the balance sheet (as part of others in Note 7).

	G.	Information on contracts for long-term projects

	December 31 2004 and the year then ended	December 31 2003 and the year then ended	December 31 2002 and the year then ended

	Contracts for projects	Contracts for projects	Contracts for projects

	US$ thousands	US$ thousands	US$ thousands

Amount of contracts for long-term projects signed during the year	10,115	7,723	6,123

Portion of the accumulated amount of contracts for long-term projects not yet recognized as income at the year end	14,733	14,066	20,225

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 19 –	Commitments and Contingent Liabilities (cont’d)

	H.	Stamp duty

Stamp duty applies in Israel to various types of documents at various rates, depending primarily on the type of the document and the amount specified, or not, therein.  In June 2003, the statute imposing stamp duty was amended.  Following this amendment, the Israeli Tax Authority has increased enforcement of this statute.  The amendment to the statute and the enforcement actions taken by the Israeli Tax Authority are in legal dispute before the Israeli Supreme Court, which has not yet ruled on this matter.  In addition, under current legislation the stamp duty statute is expected to be gradually abolished until its complete cancellation in 2008.   To date, the Company has not received a demand for payment of stamp duty following this amendment.  The Company does not believe that any stamp duty that may be imposed on it as a result of this amendment will be material to the Company’s financial position or results of operations.

Note 20 –	Income Taxes

	A.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

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

As of December 31, 2004, due to losses, the Company had not yet utilized the tax benefits provided in the second and third plan.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 20 –	Income Taxes (cont’d)

	B.	Tax benefits under the law for the Encouragement of Capital Investments, 1959 (“the law”) (cont’d)

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

If the retained tax-exempt income is distributed in a manner other than the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 25%).  As at December 31, 2004 the Company has accumulated losses.

The aforementioned benefits are conditional upon compliance with the terms and regulations as prescribed by law, and the approvals according to which the investments were carried out.  Non-compliance with the terms may result in the cancellation of the benefits, in whole, or in part, and the refund of the benefit amounts in addition to accrued interest.

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

	D.	Tax rates applicable to income from other sources in Israel

Income derived from sources other than the approved enterprise is not eligible for the aforementioned benefits and is taxed at the regular rate of 35%.

On June 29, 2004, the Israeli Knesset passed Income Tax Ordinance (No. 140 and Temporary Order), 2004 (hereinafter – “the Amendment”).  The Amendment provides for gradual reduction of the tax rates for companies, from the rate of 36% to the rate of 30%, in the following manner:  in the 2004 tax year the tax rate will be 35%, in the 2005 tax year the tax rate will be 34%, in the 2006 tax year the tax rate will be 32%, and in the 2007 tax year and thereafter the tax rate will be 30%.

	E.	Taxation of foreign subsidiary

The subsidiary in the Far East is taxed under the tax laws in force in those countries.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 20 –	Income Taxes (cont’d)

	F.	Deferred income taxes

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

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,

	2004	2003

	US$ thousands	US$ thousands

Deferred tax assets:
Provision for vacation	55	67
Liability for employees severance pay	21	166
Net operating loss carryforwards	12,677	14,897
Research and development costs, net	133	373
Issuance expenses	51	-
Others	9	42

	12,946	15,545
Less: Valuation allowance	(12,946)	(15,545)

Deferred tax asset	-	-

If the undistributed earnings of the Singapore subsidiary of approximately US$ 144 thousand were to be distributed as a dividend, additional taxes of approximately US$ 36 thousand will be payable.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 20 –	Income Taxes (cont’d)

	G.	A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

	Year ended December 31,

	2004	2003	2002

	US$ thousands	US$ thousands	US$ thousands

Loss before taxes on income	(1,106)	(6,297)	(4,914)

Statutory tax rate in Israel	35%	36%	36%

Theoretical tax benefit	(387)	(2,267)	(1,769)
Losses deductions and expenses in respect of which deferred tax assets were not recorded	389	2,289	1,863
Taxes in respect of previous years	54	143	128
Non-deductible expenses	63	84	107
Deductible expenses	-	-	(5)
Change in beginning-of-year valuation allowance	-	-	318
Taxes in respect of subsidiary	-	-	236

Actual tax expense	119	249	878

H.	Income tax assessments

Final tax assessments have been received by the Company through the 1998 tax year.

I.	Net operating losses carryforward

Net operating loss carryforwards as of December 31, 2004 totaled approximately US$ 42 million (as of December 31, 2003 approximately US$ 41 million). The net operating loss carryforwards have no expiration date.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 21 –	Monetary Balances in or Linked to Currencies Other than the US Dollar

	December 31, 2004			December 31, 2003

	Israeli currency		Foreign currencies	Israeli currency		Foreign currencies

	Linked	Unlinked		Linked	Unlinked

	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands

Assets
Current assets	-	989	712	-	1,194	520
Long-term assets	-	25	-	-	25	-

	-	1,104	712	-	1,219	520

Liabilities
Current liabilities	1,433	1,633	408	1,273	2,323	488

	1,433	1,633	408	1,273	2,323	488

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 22 –	Supplementary Statement of Operation Information

	A.	Summary information about geographical areas:

Total revenues are attributed to geographic areas based on the location of the customers.

	Year ended December 31,

	2004	2003		2002

	US$ thousands	US$ thousands		US$ thousands

Total revenues from:
Israel	824	1,181		406
Far East	4,596	10,391		19,462
Italy	1,525	842		5,108
Rest of Europe	1,185	1,199		2,738
America	4,554	854		-
Africa	-	-		576

	12,684	14,467		28,290

Major customers data as a percentage of the total revenues:

Customer A	34%	-	*	- *
Customer B	27%	58%		41%
Customer C	12%	-	*	18%
Customer D	- *	-	*	27%

	73%	58%		86%

* Less than 10%.

B.	Income from royalties and commissions

In the Cooperation agreement the Company signed with MLM, it was provided that in respect of those territories in which the project is carried out by one party, royalties will be paid to the other party.  The rate of royalties is mainly 4% - 12.5% of the contract price (see Note 19A1).

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 22 –	Supplementary Statement of Operation Information (cont’d)

	C.	Cost of sales

	Year ended December 31,

	2004	2003	2002

	US$ thousands	US$ thousands	US$ thousands

Raw materials and components	1,829	1,646	6,481
Salaries, wages and employees’ benefits	2,488	4,403	6,071
Subcontractors	3,217	3,455	5,778
Agents fees	691	657	1,818
Depreciation	327	477	652
Other manufacturing costs	1,679	2,987	2,915

	10,231	13,625	23,715

D.	Financial items

	Year ended December 31,

	2004	2003	2002

	US$ thousands	US$ thousands	US$ thousands

Financial income:
Interest on short-term deposits	7	41	83
Interest on loans to others and interest from non-current receivables	17	57	98
Other	37	240	-

	61	338	181

Financial expenses:
Bank charges and interest on short-term credit	469	838	878
Other	88	207	158

	557	1,045	1,036

Total financial expenses	(496)	(707)	(855)

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 22 –	Supplementary Statement of Operation Information (cont’d)

	E.	Other (income) expenses, net

	2004	2003	2002

	US$ thousands	US$ thousands	US$ thousands

Write-down of investment in available for for sale securities	-	-	141
Gain from sale of available for sale securities	-	(47)	-
Gain on forgiveness of long-term loan from former related party	(177)	-	-
Others	(15)	(8)	(1)

	(192)	(55)	140

F.	Supplementary information on statements of operations

Rent	349	565	574

Advertising costs	16	35	61

Royalties expenses	365	437	671

Note 23 –	Related Parties

	A.	Balances

Related parties are comprised of principal shareholders (10% holding of the Company’s share capital) and their subsidiaries and affiliates as well as affiliates of the Company. Transactions with related parties are mainly as follows:

	1.	Sales of the Company’s products and expenses related to such sales.
	2.	Interest payable on loans received.
	3.	Payment of Management fees.
	4.	Purchases of services and products.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 23 –	Related Parties (cont’d)

	A.	Balances (cont’d)

All transactions, and terms with related parties were identical to those applied to transactions with other customers or suppliers.

			December 31,

			2004	2003

			US$ thousands	US$ thousands

Due from:
Cash and cash equivalents	-	Bank Leumi Ltd.	542	-
Restricted bank deposits	-	Bank Leumi Ltd.	1,300	-

Trade receivables	-	Aeronautics	18	-
		Israel Aircraft Industries Ltd. (*)	-	1,788
		ST Training and Simulation Pte Ltd.	287	-

Other receivables	-	Bank Leumi Ltd.	44	-

Due to:
Short-term bank credit	-	Bank Leumi Ltd.	229	-

Trade payable	-	Israel Aircraft Industries Ltd. (*)	-	989

Other payable	-	Elisra Electronic Systems Ltd. (*)	-	172
		Israel Aircraft Industries Ltd. (*)	-	192
		Leumi Bank Ltd.	7	-

Short-term loan	-	Chun Holding L.P.	-	430
Long-term loan	-	Polar Investments Ltd.	-	62
		Koonras Technologies Ltd.	-	38
		Elisra Electronic Systems Ltd. (*)	-	381
		Clal Industries and Investments Ltd. (*)	-	120
		Leumi Bank Ltd.	457	-

(*)	A related party until December 2003.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 23 –	Related Parties (cont’d)

	B.	Transactions with related parties

	Year ended December 31,

	2004	2003	2002

	US$ thousands	US$ thousands	US$ thousands

Income from sales (1)(3) (6) (8)	940	1,961	70
Cost of sales (mainly Royalties and components for systems manufacturing) (1)(2)(3)	-	604	245
Marketing expenses(9)	15	-	-
General and administrative expenses (1) (4)	181	370	363
Finance expenses, net (5) (7)	215	-	9
Other income(6)	15	-	-

(1)	To Elisra (*)
(2)	To Tadiran Spectralink (*)
(3)	To Israel Aircraft Industries Ltd. (*)
(4)	Including the salary of the CEO and fees paid to directors.
(5)

On May 15, 2003, the Company obtained a US$4.0 million credit line from Elisra Electronics Systems Ltd. (*) (“Elisra”) of which $500,000 were not utilized, which bears interest at the rate of three months LIBOR plus 1%. The proceeds of this loan were used to finance the Company’s operation until receiving, in the third quarter of 2002, a payment of approximately US$12.5 million, following which the loan was repaid to Elisra.

(6)	To Aeronautics
(7)	To Leumi Bank
(8)	To ST Training and Simulation Pte Ltd.
(9)	To Prescient Systems and Technologies Pte Ltd.

(*)	A related party until December 2003

Note 24 –	Effect of Material Differences Between Israeli and U.S. GAAP

A.

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain significance respects from those followed in the United States (“U.S. GAAP”), as described below:

	1.	Comprehensive Income

Israeli GAAP does not require disclosure of comprehensive income.

Under U.S. GAAP, the amount of “comprehensive income”, comprising net income and items described as “other comprehensive income”, such as foreign currency translation adjustments, unrealized gains and losses on available-for-sale securities and changes in the fair value of derivatives that qualify as cash flow hedges, should be reported separately in the financial statements as a component of other comprehensive income.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 24 –	Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

A.

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain significant respects from those followed in the United States (“U.S. GAAP”), as described below: (cont’d)

	2.	Earnings per share

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

Diluted earnings (losses) per share are computed based on the weighted average number of Ordinary Shares used for computing the basic earnings per share plus options, warrants and convertible debentures which were not included in the basic earnings per share calculation and which are not anti-dilutive.

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

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 24 –	Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

A.

The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain significant respects from those followed in the United States (“U.S. GAAP”), as described below: (cont’d)

	3.	Liability for termination of employer-employee relations

According to Israeli GAAP

Amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

According to U.S. GAAP

According to U.S. GAAP, the amounts funded should be presented as long-term investments and the gross amount of the liability should be presented as a long-term liability.

	4.	Stock options granted to employees, service providers and other non-employees and stock issued to service providers

According to Israeli GAAP

The Company records expenses with respect to stock options granted to employees and service providers that provide similar services to those that are provided by employees, in accordance with the intrinsic value method that is prescribed by APB 25, Accounting for Stock issued to Employees.  Shares issued to service providers are recorded based on the fair value at the grant date of the shares issued.

According to US GAAP

Stock options granted to employees

The Company apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its fixed plan stock options.

Under APB 25, when the exercise price of the Company’s employee stock options equals or is above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Stock options granted to service providers and other non-employees and stock issued to service providers

The Company accounts for such awards in accordance with the provisions of EITF 96-18, Accounting for Equity Instruments That are Issued to Other than employees for Acquiring, or in conjunction of Selling, Goods or Services (“EITF 96-18”).  Since the warrants issued by the Company are not fully vested, and no performance commitment, as defined in EITF 96-18 is reached, the Company estimates the cost of the unvested warrants based on the fair value of the warrants at each reporting period (using the Black & Scholes model) and accounts for the portion of the services that the recipient has rendered to date using that estimate.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 24 –	Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

	B.	The effect of the differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

	1.	On statements of income

		Year ended December 31,

		2004	2003	2002

		US$ thousands	US$ thousands	US$ thousands

	Net loss as reported, according to Israeli GAAP	(1,225)	(6,546)	(5,792)

	GAAP differences:

	Allocation of non-employee stock option expenses under the fair value based method for all amounts, net of related tax effects	(410)	-	-

	Net loss under U.S. GAAP	(1,635)	(6,546)	(5,792)

I.	Basic and diluted net (loss) income per share (in U.S. $)

	As reported, according to Israeli GAAP	(0.01)	(0.61)	(0.54)

	According to U.S. GAAP	(0.02)	(0.61)	(0.54)

II.	Weighted average number of Ordinary Shares outstanding (in thousands) used in basic and diluted loss per share calculation under U.S. GAAP	75,962	10,661	10,660

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 24 –	Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

	2.	On balance sheet items

	December 31,

	2004			2003

	US$ thousands

	As Reported	Adjustment	As per US GAAP	As Reported	Adjustment	As per US GAAP

Severance pay fund	-	1,108	1,108	-	969	969

Total assets	13,683	1,108	14,791	11,403	969	12,372

Liability for employee severance benefits, net	69	1,108	1,177	460	969	1,429

Total liabilities	10,074	1,108	11,182	21,597	969	22,548

Total shareholders’ equity (deficit)	3,609	-	3,609	(10,176)	-	(10,176)

3.	On statements of cash flow

According to U.S. GAAP, supplemental disclosures are required as follows:

	Year ended December 31

	2004	2003	2002

	US$ thousands	US$ thousands	US$ thousands

Income tax paid	26	28	85

Interest paid	191	483	468

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 24 –	Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

	4.	On Statement of Changes in Shareholders’ Equity

	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

	Number of shares	Amount

		US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)

Balance as of January 1, 2002	10,659,701	2,529	21,408	(38)	(21,775)	2,124

Changes during 2002:
Net loss for the year	-	-	-	-	(5,792)	(5,792)
Realized loss on investment in available for sale securities	-	-	-	61	-	61
Realization of profit deriving from financial instruments	-	-	-	(1)	-	(1)

Comprehensive loss						(5,732)

Issuance of Ordinary Shares	1,173	(1)	-	-	-	-

Balance as of December 31, 2002	10,660,874	2,529	21,408	22	(27,567)	(3,608)

Changes during 2003:
Net loss for the year	-	-	-	-	(6,546)	(6,546)
Realization of profit deriving from financial instruments	-	-	-	(22)	-	(22)

Comprehensive loss	-	-	-	-	-	(6,568)

Balance as of December 31, 2003	10,660,874	2,529	21,408	-	(34,113)	(10,176)

Changes during 2004:
Net loss for the year	-	-	-	-	(1,635)	(1,635)
Issuance of Ordinary Shares	67,072,669	14,789	(2,920)	-	-	11,869
Exercise of stock options	17,666,667	3,929	(788)	-	-	3,141
Allocation of non-employees stock options	-	-	410	-	-	410

Balance as of December 31, 2004	95,400,210	21,247	18,110	-	(35,748)	3,609

(1)	Represents an amount less than US$1 thousand.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 24 –	Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

	C.	Stock based compensation

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

	Year ended December 31,

	2004	2003	2002

	US$ thousands	US$ thousands	US$ thousands

Net loss attributable to ordinary shareholders under U.S. GAAP:
As reported	(1,635)	(6,546)	(5,792)
Add:
Stock compensation expenses under APB 25	-	-	-
Deduct:
Total stock-based employee compensation expense determined under the fair value based method for all amounts, net of related tax effects	(1,048)	(249)	(1,046)

Pro-forma	(2,683)	(6,795)	(6,838)

Basic and diluted loss per share under U.S. GAAP in U.S. dollars:
As reported	(0.02)	(0.61)	(0.54)
Pro-forma	(0.03)	(0.64)	(0.64)

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 24 –	Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

	C.	Stock based compensation (cont’d)

The fair value of each option grant is estimated on the date of grant using the Black & Scholes option-pricing model, with the following assumptions used for grants during the years 2002, 2003 and 2004:

	Options granted during 2004		Options granted during 2003		Options granted during 2002

	March	November	May	November	February	May

Expected volatility (%)	192	181	113	159	110	106

Risk-free interest rate (%)	1	2	1.5	1	2	2

Weighted average expected life (years)	5.9	6	4.7	4.7	4.7	4.7

Average fair value of options granted to Company’s employees (US$)	0.16	0.49	0.71	0.11	2.08	1.56

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 24 –	Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

	D.	Data in respect of the option plans

As of December 31, 2004, 16,026,136 options were outstanding. The options are each exercisable for one Ordinary Share at exercise price ranging between US$ 0.18 and US$ 7.125 per share.

	1.	A summary of status of the Company’s stock option plans as of December 31, 2004, 2003 and 2002, and changes during the years then ended, is as follows:

	As at December 31,

	2004		2003		2002

	Number of options	Weighted average exercise price (US$)	Number of options	Weighted average exercise price (US$)	Number of options	Weighted average exercise price (US$)

Options outstanding at the beginning of the year	1,660,686	3.90	1,791,086	3.86	1,781,786	3.89
Granted during the year	14,833,000	0.19	27,000	0.29	77,700	2.54
Forfeited during the year	(467,550)	1.93	(157,400)	2.90	(68,400)	3.05

Outstanding at the end of the year	16,026,136	0.52	1,660,686	3.90	1,791,086	3.86

Options exercisable at year-end	3,529,136	1.70	1,061,086	3.99	1,069,386	4.50

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 24 –	Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

	2.	The following table summarizes information relating to stock options at December 31, 2004:

	Options outstanding	Options exercisable

Exercise price (US$)	Number at December 31, 2004	Number at December 31, 2004

7.125	162,636	162,636
4.25	40,000	40,000
4.125	683,000	683,000
4	3,000	3,000
2.69	35,100	35,100
2.6	39,000	39,000
2.5	18,000	18,000
2.36	449,200	449,200
2.25	16,000	16,000
2.06	16,200	16,200
2.03	20,000	20,000
1.188	45,000	45,000
0.9	6,000	2,000
0.65	80,000	-
0.55	150,000	-
0.18	14,263,000	2,000,000

	16,026,136	3,529,136

3.	Outstanding options as at December 31, 2004 may be exercised as follows:

	Number of options	Weighted average exercise price (US$)

Immediately	3,529,136	1.70
First year or thereafter	3,511,000	0.19
Second year or thereafter	8,986,000	0.19

	16,026,136

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 24 –	Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

	E.	Impact of relevant recently issued accounting standards

In December 2004, the FASB issued SFAS 123R, Share-Based Payment: “An amendment of FASB Statements No. 123 and 95”, which requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees. The provisions of the interpretation are effective for financial statements issued for periods that begin after June 15, 2005, which will be our first quarter beginning January 1, 2006.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Awards that are granted, modified or settled after the date of adoption will be measured and accounted for in accordance with SFAS 123R. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company has not yet determined which methodology it will adopt, but believes that the impact the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in Note 24C.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue
No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”).   EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), and non-marketable equity securities accounted for under the cost method.  The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired.  On September 30, 2004, the FASB issued FSP 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1, “The Meaning of Other Temporary Impairment and its Application to Certain Investments”, delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issued are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect.  The Company does not expect the adoption of EUTF 03-1’s three-step model to have a material effect on the Company results of operations and financial condition.

B.V.R. Systems (1998) Ltd.

Notes to the Financial Statements as of December 31, 2004

Note 24 –	Effect of Material Differences Between Israeli and U.S. GAAP (cont’d)

	E.	Impact of relevant recently issued accounting standards (cont’d)

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment to APB No. 20”.   This Statement amends Opinion NO. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  A nonmonetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange.  Adoption of this statement is not expected to have material impact on the financial statements of the Company.

In November 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 151, “Inventory Costs - an amendment to ARB No. 43.”
This statement provides guidance to clarify the accounting for abnormal amounts of idle facility expense, freight handling costs, and wasted material (spoilage), among other production costs.  Provisions of ARB No. 43 stated that under some circumstances, items such as idle facility expense, excessive spoilage and other costs “may” be so abnormal as to require treatment as current period charges.  This statement requires that those items be recognized as current period charges regardless of whether they meet the criterion of so abnormal.  In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production overheads to the costs of conversion be based on the normal capacity of the production facilities.  Adoption of the Statement is not expected to have a material impact on the financial statements of the Company.