Form 20-F
period 2005-12-31
BVR SYSTEMS 1998 LTD
filed 2006-05-02
CIK 1064411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

95,663,757 Ordinary Shares, NIS 1.00 par value per share

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

☒ Item 17   ☐ Item 18

INTRODUCTION

        B.V.R. Systems (1998) Ltd., (“BVR”) an Israeli company, was formed in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR commenced operations as an independent company in October 1998, effective as of January 1, 1998. BVR is controlled by Chun Holdings LP.

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

        All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

        References in this annual report to Chun refer to our controlling shareholder, Chun Holdings LP.

        References in this annual report to fiscal 2003 refer to our fiscal year ended December 31, 2003, references to fiscal 2004 refer to our fiscal year ended December 31, 2004, references to fiscal 2005 refer to our fiscal year ended December 31, 2005 and references to fiscal 2006 refer to our fiscal year ended December 31, 2006.

        References in this annual report to the Companies Law refer to the Israel Companies Law, 5759-1999.

        “Ehud™” is a trademark jointly owned by Israel Aircraft Industries and us; and “Atas™” is our wholly-owned trademark. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

        Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

        Not applicable.

ITEM 3.	Key Information

A.	Selected Consolidated Financial Data

        We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2003, 2004 and 2005 from our Consolidated Financial Statements and related notes included in this annual report. The selected consolidated financial data for the years ended December 31, 2001 and 2002 have been derived from audited financial statements not included in this annual report. Our Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israel GAAP. Israel GAAP, as applicable to our financial statements, differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 21 to the Consolidated Financial Statements included in this annual report for a discussion of the certain differences between Israel and U.S. GAAP.

        You should read the selected consolidated financial data together with the section entitled “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements included elsewhere in this annual report. Please see Note 2 of our Consolidated Financial Statements for an explanation of the number of shares used in computing per share data.

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In thousands, except share and per share data)

Statement of Operations Data:
Revenues	$44,001	$28,290	$14,467	$12,684	$19,196
Cost of revenues:
Costs and expenses	35,845	23,715	13,625	10,231	14,739

Gross profit	8,156	4,575	842	2,453	4,457
Operating expenses:
Research and development expenses	1,081	1,554	693	294	614
Selling and marketing expenses	1,915	2,363	1,778	1,139	1,356
General and administrative expenses	5,029	4,577	4,016	1,822	2,117

Total operating expenses	8,025	8,494	6,487	3,255	4,087

Operating profit (loss)	131	(3,919)	(5,645)	(802)	370
Financing expenses, net	(742)	(855)	(707)	(496)	(187)
Other Income (expenses), net	(319)	(140)	55	192	(2)

Profit (loss) before income taxes	(930)	(4,914)	(6,297)	(1,106)	181
Income tax expenses	-	(878)	(249)	(119)	(60)

Net profit (loss)	(930)	(5,792)	(6,546)	(1,225)	121

Basic and diluted net profit (loss) per
ordinary share	(0.09)	(0.54)	(0.61)	(0.01)	0.00

Weighted average number of Ordinary Shares
used in computing basic and diluted net
loss per ordinary share	10,705	10,660	10,661	106,342	95,528

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(In thousands, except share and per share data)

Reconciliation to U.S. GAAP:
Net profit (loss)	(930)	(5,792)	(6,546)	(1,225)	121
Allocation of non-employee stock option
expenses under the fair value based method
for all amounts, net of related tax effects	-	-	-	410	(125)
Loss under U.S. GAAP	(930)	(5,792)	(6,546)	(1,635)	(4)

Basic and diluted net loss per ordinary
share under U.S. GAAP	(0.09)	(0.54)	(0.61)	(0.02)	(0.00)

Weighted average number of Ordinary Shares
used in computing basic and diluted net
loss per ordinary share under U.S. GAAP .	10,660	10,660	10,661	75,962	95,528

	As of December 31,
	2001	2002	2003	2004	2005
	(In thousands)

Consolidated Balance Sheet Data:
Israeli GAAP:
Cash and cash equivalents	$1,390	$860	$1,627	$2,664	$3,057
Working capital (deficit)	(457)	(5,361)	(11,593)	2,749	4,042
Total assets	31,452	26,038	11,403	13,683	10,111
Short-term bank credit and loans	12,002	15,083	10,116	637	637
Shareholders equity (deficit)	$2,162	$(3,630)	(10,176)	3,609	3,777
U.S. GAAP:

Total assets	32,526	27,647	12,372	14,791	11,244

Shareholders equity (deficit)	$2,124	$(3,608)	$(10,176)	$3,609	$3,777

B.	Capitalization and Indebtedness

        Not applicable.

C.	Reasons for the Offer and Use of Proceeds

        Not applicable.

D.	Risk Factors

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

        We commenced operations in 1998. We reported a net profit of $121 thousand for the year ended December 31, 2005, a net loss of $1.2 million for the year ended December 31, 2004, a net loss of $6.5 million for the year ended December 31, 2003 and a net loss of $5.8 million for the year ended December 31, 2002. We can offer no assurance that we will continue to achieve profitable operations or that any profitable operations will be sustained. Future profitability will depend on our ability to develop new products, the degree of market acceptance of our existing and new products and the level of competition in the markets in which we operate.

Although we had positive shareholders’ equity and positive working capital since December 31, 2004 we may still need to raise additional funds which may not be available.

        As of December 31, 2005, our shareholders’ equity was $3.8 million, and we had positive working capital amounting to $ 4million. We expect that our existing cash balance, together with our forecasted cash flows from operating activities for fiscal 2006, including orders forecasted in the budget approved by our Board of Directors, will be sufficient for meeting our present working capital and capital expenditure needs. If our operations do not generate cash to the extent currently anticipated or if any of the risk factors discussed in this annual report materialize, we may need to raise additional funds in the future for a number of uses, including:

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

        We sell the majority of our products through individual purchase orders. Many of our customers have the right to terminate orders by paying the cost of work in process plus a related profit factor. Customers may cancel orders due to the cancellation of a budget or for other reasons. As of December 31, 2005, purchase orders and contractual arrangements decreased to approximately $12.7 million, compared with $19.4 million as of December 31, 2004. If we experience cancellations of pending contracts, terminations or reductions of contracts in progress, we may not be able to convert our entire backlog into revenue. Any further reduction in backlog will adversely affect our business, financial condition and results of operations.

The loss of any of our major customers would result in a loss of a significant amount of our revenues.

        Two of our customers, namely the government of an Asian Pacific country that awarded us several projects and a customer located in Europe, accounted for 31% and 15% of our revenues in fiscal 2005, respectively. We cannot be certain that these and other customers will maintain the size of their respective purchase orders, or will not reschedule or cancel existing purchase orders. We expect that sales of our products to relatively few customers will account for a significant portion of our net revenues for the foreseeable future. Consequently, the cancellation of an order from any one customer may have a material adverse effect on our business.

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

        The continuing consolidation of the global defense industry, which has decreased the number, but increased the relative size and resources of our competitors, has resulted in intensified competition. Some of the competitors which are the top-tier contractors for competing products have substantially greater financial, marketing and other resources than ours. These contractors compete with us in some cases by offering more aggressive pricing and devoting greater resources to product marketing or development than we do. This competition may result in lower prices or reduced demand for our products and a corresponding reduction in our revenues that may impair our ability to maintain profitability.

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

        Generally, our contracts with governments may be terminated or suspended by such governments as a result of factors which may not depend on us, including as a result of a decrease in the defense budget, a decline in the military expenditures of governments, the cancellation or a significant cutback of a large project in which we participate or as a result of situations such as a state of war, force majeure or other circumstances seriously disrupting the public safety, peace or good order of the customer’s country. Our contracts with non-governmental military contractors sometimes contain similar provisions. In cases in which we received advanced payments prior to incurring the cost of fulfilling such contracts, we realized a positive project cash flow. Particularly, in the last three years, we have received substantial advances under our contracts. In the event of an early termination of a contract, we may be required to return a portion of such advanced payment. Upon such early termination, we would, in most cases, be entitled to reimbursement for our incurred contract costs and to payment of a proportionate share of our fee or profit for the work actually performed. In order to reduce risks of financial exposure resulting from an early termination of a contract, we attempt to stagger funding for projects in accordance with the rate of performance and to ensure ourselves from that risk by guaranteeing positive cash flow in the life cycle of the program. If, however, we are not entitled to all or a portion of such compensation our operations would be adversely affected.

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

        In fiscal 2005, 94% of our total revenues came from foreign customers. We estimate that a material portion of our revenues in 2006 will come from foreign customers. The international political and economic uncertainty and the ongoing war on terrorism may adversely impact our ability to maintain the level of our sales to our existing customers located abroad and to develop new business in these and other foreign countries.

We are exposed to general, global economic and market conditions.

        Our business is subject to the effects of general economic conditions globally, and, in particular, conditions in the market for simulation systems for military and civilian applications. In recent quarters, our sales efforts have been adversely affected as a result of unfavorable economic conditions. If the global economic slowdown continues, we may continue to experience material adverse impacts on our business, operating results, and financial condition.

Our contracts have a fixed-price and payment thereunder is subject to timely accomplishment of milestones, which may subject us to unfavorable terms.

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

        Most agreements with our customers impose penalties or reduce the amount payable to us in the event that the completion of a phase of a project is delayed. In addition, we are generally responsible for the delays and defaults of our subcontractors. To mitigate our risk, we attempt to impose liability on our subcontractors on a “back-to-back” basis when such subcontractor is in delay or default which, in turn, could expose us to liability pursuant to the main contract. However, we may not be able to obtain full recovery for such liabilities from such subcontractors.

        We may encounter significant reduction in profits or incur losses as a result of one or more of the above unfavorable terms.

We are controlled by Chun Holdings LP which, in the aggregate, beneficially owns approximately of our outstanding Ordinary Shares. Therefore, Chun is able to elect the majority of our directors and exercise control over the outcome of matters requiring shareholder’s approval.

        As of March 31, 2006, Chun Holdings L.P., an Israeli limited partnership beneficially owned an aggregate of 58,142,608 of our Ordinary Shares and an immediately exercisable warrant to purchase an additional 10,864,444 of our Ordinary Shares (representing, assuming the exercise of such warrant and assuming no other exercise of our convertible securities, approximately 54.09% of our currently outstanding Ordinary Shares). As a result, Chun controls the outcome of various actions that require our shareholder approval. For example, Chun could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

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

        Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our rights to our intellectual property, we rely on a combination of patent, trademark and copyright laws, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, some of our affiliates, strategic partners and others. We currently own five patents registered in the United States and three additional patents registered in several other countries, along with several registered and pending trademarks, filed in several countries. Several of these patents were also granted or applied for in Israel and/or in several countries in Europe and worldwide. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective patent, trademark, copyright and trade secret protection may not be available in every country, especially in Asia Pacific, in which we offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

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

        We are incorporated under Israeli law and our principal offices, research and development and manufacturing facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, the violence between Israel and the Palestinians has continued with varying levels of severity into 2006. Israel has experienced terrorist incidents within its borders, including in the West Bank and Gaza Strip. As a result, negotiations between Israel and representatives of the Palestinian Authority ceased. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty in the region. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a continuous downturn in the economic or financial condition of Israel. In addition, several countries continue to restrict business with Israel and with companies having operations in Israel. We could be negatively affected by adverse developments in the peace process, including the recent violence, or by restrictive laws or practices directed towards Israel or Israeli exporters.

        Like all male adult citizens and permanent residents of Israel, our directors, officers and employees who are under the age of 40, unless exempt, are obligated to perform up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us. See “Item 4. Information on the Company – B. Business Overview– Conditions in Israel.”

Our operations may be affected by negative economic conditions in Israel.

        In recent years, Israel has experienced periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. In addition, due to significant economic measures proposed by the Israeli government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers or to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work-stoppages, which may, if carried out, have a material adverse effect on the Israeli economy and our business.

If we are considered to be a passive foreign investment company, either presently or in the future, U.S. Holders will be subject to adverse U.S. tax consequences.

        We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, we have not obtained an opinion of counsel with respect to our PFIC status and no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election.

We benefit from government programs and tax benefits that may be discontinued or reduced.

        We have received grants and are entitled to tax benefits under Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be cancelled and we could be required to pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years, and these programs and tax benefits may be discontinued or curtailed in the future. If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be adversely affected.

Because a substantial portion of our revenues is generated in U.S. Dollars and a portion of our expenses is incurred in New Israeli Shekels, our results of operations may be seriously harmed if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the U.S. Dollar.

        We generate a substantial portion of our revenues in dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. In 2005, the rate of inflation together with the devaluation of the dollar in relation to the NIS improved our dollar-linked results of operations. In case the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel, our dollar-linked results of operations will be adversely affected.

Provisions of Israeli law may delay, prevent or make difficult and acquisition of us, which could prevent a change of control and therefore decrease the price of our shares

        Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See “Management – Approval of Related Party Transactions under Israeli Law” for additional information about some anti-takeover effects of Israeli law.

It may be difficult to enforce a U.S. judgment against us, our officers and directors named in this annual report or to assert United States securities laws’ claims in Israel or serve process on our officers.

        We are incorporated in the State of Israel. All of our executive officers and directors named in this annual report are not residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the United States Federal securities laws against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 10. Additional Information – B. Memorandum and Articles of Association.”

ITEM 4.	Information on the Company

A.	History and Development of the Company

        B.V.R. Systems (1998) Ltd., an Israeli company, was formed in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd., or BVR-T, in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR commenced operations as an independent company in October 1998, effective as of January 1, 1998. Our principal executive offices and research and development facilities are located at 16 Hamelacha Street, Afek Industrial Park, Rosh Ha’ayin 48091, Israel, and our telephone number is 972-3-900-8000. Our manufacturing facilities are located in Ashdod, Israel. Our wholly-owned subsidiary, BVR-S Pacific PTE, which is incorporated under the laws of Singapore, is located in Singapore.

        In 2003, there was a change in control of the Company. See “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions” for more information.

        In February 2006, we entered into a non-binding term sheet for the acquisition of all of the shares of the U.S.-based corporation Blue Ridge Simulation, Inc. (BRS). BRS is a privately-held supplier of high-performance radar simulators for the U.S. Department of Defense, commercial and international training applications. In consideration, BVR will pay up to five million dollars in the combined form of BVR’s shares and cash payments. The closing of this transaction is subject to our due diligence review of BRS, the execution of definitive transaction documents and the receipt of customary third-party and regulatory approvals.

        In March 2006, H.S.N General Managers Holdings L.P. (or HSN), an Israeli limited partnership led by Mr. Nir Dor invested $3.6 million in our share capital in consideration for the issuance of 20,000,000 Ordinary Shares, representing approximately 17% of our issued share capital, at a price per share of $0.18. In connection with this investment, HSN was issued three separate warrants for the purchase of 6,000,000 of our Ordinary Shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions. Pursuant to this investment, Mr. Dor was appointed to serve as a member of our board of directors and shall be entitled to continue to serve on the board, either personally or to nominate a representative on his behalf for such time that the Israeli limited partnership holds at least nine percent of our outstanding share capital.

        Our web site is www.bvrsystems.com. Information on our web site is not incorporated by reference in this annual report.

Capital Expenditures

        Since January 1, 2003, our capital expenditures amounted to approximately $0.7 million. The focus of our capital expenditure program primarily included investment in computers and electronic equipment.

B.	Business Overview

BVR is engaged in the military training and simulation industry. According to the international business consulting firm of Frost & Sullivan, the overall market size of our industry is estimated to be approximately $8 billion per year. The overall market can be divided into various training methods, including live and embedded training; virtual training (simulators); and constructive training. Each of these training methods can be further sub-divided into applications for air, ground and naval systems.

General

        We are engaged in the development, manufacture, marketing and sale of sophisticated training and simulation systems for military and civilian applications. We are currently engaged in the following areas:

—	Live and Embedded training systems:

—	On-Board, Combat Training Systems such as the "Ehud(TM);" Air Combat Maneuvering Instrumentation, or ACMI, Naval Combat Instrumentation System, or NCMI; and

—	Embedded simulation systems such as Embedded Virtual Avionics or EVA, and In-Flight Electronic Warfare Simulation, or IFEWS.

—	Virtual and Constructive Training systems, such as:

—	Flight simulators for fighter aircraft, helicopters, trainer aircraft, unmanned aerial vehicles;

—	Armored & Gunnery Simulators and Infantry Simulators; and

—	Naval Tactical Trainers, or NTT, and Action Speed Tactical Trainers, or ASTT

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

Our Product Offerings

        We continuously design, develop and market new generation technologies for live, embedded, virtual and constructive training. The advances we made in the field reflect our vast experience, unique approach to technological innovation and our drive to singularly fulfill the needs of our global military customers.

Live and Embedded Training

        Our live and embedded training systems are designed to improve real-time management, monitoring, training, safety and debriefing for live training exercises and operations carried out by modern air, naval and ground forces. The on-board training product line includes the following systems:

Ehud™ ACMI

Air Combat Maneuvering Instrumentation

        The Ehud™ air combat maneuvering instrumentation, or ACMI, system is a complete on-board, autonomous training and safety suite. This system is designed to enhance the airborne training of an aircraft crew on a wide variety of missions.

        Ehud™ offers a unique combination of range-less, real-time and post-flight training and debriefing systems together with safety warnings and operational capabilities. The system is effective for air-to-air, air-to-ground and electronics warfare pilot training with an unlimited number of participants due to our patented datalink protocol which dynamically auto-adapts the data exchange rate according to the actual number of participants in the network.

        The Ehud™ACMI system includes features such as mid-air and ground collision warning systems, which significantly enhance training safety. The Ehud™ ACMI system has been flying operationally since 1994 and has been delivered to many leading air forces around the world.

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

        Our NCMI system supports various training levels ranging from operator’s training at console level, through sub-team and team training, and up to full fleet training. Our NCMI system provides training in tactical simulators and enhances the reality of seaborne exercises through the use of computer generated forces integrated with live exercises. Typically, the exercise is coordinated between the participants via a datalink system, which supports the creation of a distributed simulation network.

Embedded Simulation

        We are currently marketing a wide range of embedded simulation solutions. These advanced solutions are an outcome of the synergies gained from the combination of on-board training and simulation technologies. With vast experience in these two fields, we believe that we are well positioned to play a leading role in this evolving market.

Embedded Virtual Avionics Suite, or EVA

        Our Embedded Virtual Avionics Suite, or EVA, is a state-of-the-art embedded simulation suite, installed on basic or advanced trainer aircraft, transforms training aircraft into virtual advanced fighter aircraft. A training aircraft equipped with EVA may offer capabilities such as virtual sensors and weapons, in-flight live or virtual target threats, operational scenarios of gradually increasing complexity, full debriefing capabilities and flight safety features. Our proprietary EVA technology is based on a patent owned by us and registered in numerous countries, including the United States and several European countries.

        An EVA standard training aircraft is equipped or refitted to replicate the cockpit and avionics instrumentation panel of specifically targeted advanced fighters. The refitted trainers will resemble the behavior, displays and controls of the advanced fighter sensors (such as air-to air radar, air to ground radar and radar warnings receiver, which is part of the electronic warfare suite of most advanced fighters and seekers) and weapon systems. Pilots flying the EVA-fitted trainer benefit from a real-time feel and capabilities of the simulated advanced fighter aircraft. The system offers features such as collision avoidance and hazard warning.

To date, we have made no sales of our EVA system.

In-Flight Electronic Warfare Simulation, or IFEWS

        Our in-flight electronic warfare simulator, or IFEWS™, is a complete, autonomous, on-board threat-environment training and safety suite. The system is an embedded simulator for the training and debriefing of electronic warfare, or EW, scenarios, simulating the real EW systems in an aircraft. IFEWS™ provides a virtual EW range and includes our post-flight debriefing capabilities.

        Our IFEWS™ generates a wide range of on-board simulation of virtual ground and airborne threats. The virtual range, created and managed by the IFEWS™ computer, authentically simulates the characteristics, behavior and interactions of both the threatening weapon systems and the aircraft’s self protection suite. Our system is tightly coupled to the aircraft’s existing EW suite. IFEWS™ simulates all relevant modes of weapon system, including optical tracking modes and other modes not received by the airborne EW suite.

        After landing, our PC-based ground station provides advanced After-Action Review and debriefing with a 3D analysis of crew performance, all weapon engagements, safety events and mission scenarios.

        Based on the legacy of the Ehud™ ACMI systems, IFEWS™ provides multiple features including: real-time training, realistic virtual threats, safety elements and debriefing capabilities.

        In the first quarter of 2002, we completed preliminary flight tests with the Israel Air Force, and we conducted further demonstration flight tests with the Israel Air Force during the remainder of 2002.

        In 2005, we received a follow on order from the Israel Air Force for the installation of IFEWS systems on its CH-53 and C-130 Fleets.

Virtual and Constructive Training

        We provide flight, naval and ground forces simulators for various platforms, electronics and weapon systems. Our line of simulators covers a full range of training scale, from basic procedural training to combat mission training and full mission training. Our simulators support the high level architecture world-wide standard for simulators connectivity delivering the capacity to perform sophisticated distributed mission training by communicating and training with other simulators and training devices. Our product offerings include:

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

Unmanned Air Vehicle Mission Simulators

        We developed and manufactured an unmanned air vehicle, or UAV, and tactical mission simulators for tactical UAV, for both the external pilot and the internal mission crew.

        Our UAV mission simulator supports training on near-to-real-life quality imaging systems for the entire crew. Training can be executed both individually and as a team.

Armor and Gunnery Simulation Systems for Ground Forces

        Integrated Tactics and Armor Combat Trainer. Our integrated tactics armor and weapon system vehicle combat trainer, or INTACT system, fulfills the need for effective training, debriefing and evaluation of army units. Our INTACT system was developed by experienced army officers. INTACT is a multi-station armor and weapon vehicle tactical simulator system. Our INTACT system provides training that ranges from individual level to combat team multi-participant tactical exercises.

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

        Our weapon and avionic systems simulators provide a unique training device for the training of operators in highly specialized operational tasks. Products delivered to our customers include the LANTIRN simulator used to train pilots to fly with the LANTIRN pod, and our weapon systems trainer used to train the weapon systems officer in the many tasks required to operate and successfully deliver today’s complex weapon to the designated target.

Raw Materials

        The raw materials used for our on-board training systems and our embedded simulation systems include our own software and commercial off-the-shelf, or COTS, hardware that we purchase from various suppliers. This COTS hardware includes computer boards, navigational systems, communication systems and antennae. Due to the competitive nature of the market for these COTS raw materials, the prices for such raw materials are not considered volatile. In some countries, however, such raw materials are controlled items and thus, prior to export, require the issuance of an export license.

        The following table sets forth, for the period indicated, our consolidated revenues by product line expressed as a percentage of total revenues.

	2001	2002	2003	2004	2005

Live and Embedded Training Systems	68%	48%	46%	45%	64%
Virtual and constructive Simulators	32%	52%	54%	55%	36%
Total	100%	100%	100%	100%	100%

Strategic Relationships

Israel Aircraft Industries Ltd

        From 1992 to 1997, we developed, manufactured and marketed the Ehud™ ACMI systems pursuant to a joint venture agreement entered into in 1992 with MLM Systems Engineering & Integration, or MLM, a division of Israel Aircraft Industries Ltd., or IAI. Pursuant to this agreement, IAI and us agreed to jointly develop, manufacture and market the Ehud™ ACMI systems, with IAI subcontracting some of the manufacturing and integration work with respect to the Ehud™ product. Following the expiration of the term of the agreement, various claims were alleged by both IAI and us regarding the performance of mutual obligations pursuant to the agreement and thereafter. In an ex parte proceeding filed by IAI, the District Court of Tel Aviv issued in February 1999 a temporary injunction preventing us from replacing IAI as our subcontractor in a project for the German Air Force.

        In August 1999, we entered into a cooperation agreement with MLM, which brought an end to these legal proceedings and established terms for cooperation between the two companies with respect to the marketing of the Ehud™ ACMI systems; and in August 2005, we entered into an additional cooperation agreement with MLM to resolve all other outstanding disagreements that had remained prior to the signing of this agreement.

        The cooperation agreement of 2005 relates to cooperation with respect to the worldwide marketing and sale of the Ehud System, R/C and LDN systems, the NCMI System and Electronic Warfare Training Ranges.

        Ehud System. The agreement provides for specific territories in which either we or MLM shall have the exclusive right to act as the leading party and the other party shall not compete with the leading party in such territories. The leading party shall pay royalties to the other party at a rate of 5% of the total consideration it receives for Ehud System projects in such territories. In other territories the parties have agreed to a cooperation arrangement pursuant to which one party shall act as the prime contractor and the other shall act as subcontractor, and each party shall provide its own proposal relating to its part of the project. Any difference in price above the joint proposal shall be equally shared between the parties. The royalties arrangement shall apply in territories not specifically mentioned and agreed upon between the parties.

        R/C and LDN. In the event of agreements in connection with our R/C system or MLM’s LDN system to a specific customer, the relevant party shall pay the other party royalties at the rate of 5% of the total consideration. The parties have agreed not to compete with each other with the R/C system and the LDN system in respect of such customer.

        NCMI System. We have agreed to provide MLM, within a reasonable time after the execution of the agreement, with our existing NCMI infrastructure as a technological base in order to enable MLM to continue the development of the NCMI system, in consideration for royalties at the rate of 4% of the consideration of any agreement entered into between MLM and a customer in respect of a NCMI system. We have also granted MLM a non transferable license, for the term of the agreement for use of our NCMI infrastructure in certain territories provided we provide up to 30% of the scope of work in such projects. In other territories we have agreed on a cooperation arrangement in which the prime contractor shall receive 70% of the consideration and the subcontractor 30% of the consideration and in the event the subcontractor is granted less than 30% it is compensated at a rate of 1% of the total consideration for each 4% of the total consideration not subcontracted to the other party.

        Electronic Warfare Training Range. It was agreed that in agreements for the supply of Electronic Warfare Training Ranges in specific agreed territories MLM shall serve as the prime contractor and shall enter into a subcontracting agreement with us providing us 30% of the scope of work.

        The cooperation agreement is valid for ten years and replaced all prior agreements between the parties relating to its subject matters.

Other Strategic Agreements

        In March 2003 and January 2004, we entered into a memorandum of understanding and a Teaming Agreement with two United Kingdom-based companies, respectively, for cooperation in the marketing and sales of our naval training systems to the UK and another European country.

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

        In June 1998, we formed a subsidiary in Singapore, BVR-S Pacific PTE, through which we support our operations in Singapore.

        The following table sets forth the amount of our revenues, for the periods indicated, by geographic regions:

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(U.S. Dollars in thousands)

Sales
Israel	$1,892	$406	$1,181	$824	$1,068
Asia Pacific	31,890	19,462	10,391	4,596	6,274
Europe	6,770	7,846	2,041	2,710	8,358
America	163	-	854	4,554	3,099
Africa	3,286	576	-	-	397

Total	$44,001	$28,290	$14,467	$12,684	$19,196

Customers

        Currently, all of the end-user customers of our products are governments or major defense companies regulated by government agencies.

        Although the composition of our customers has changed from year to year, and revenues from individual customers are subject to material increases and decreases depending on customer requirements, a customer located in Europe accounted for approximately 31% of our revenues in fiscal 2005, 2% of our revenues in 2004 and 1% of our revenues in 2003 and represented 0% of our backlog. A customer located in America accounted for approximately 11% of our revenues in fiscal 2005 and 34% of our revenues in 2004 and 6% of our revenues in 2003, and represented approximately 3% of our backlog. One of our customers located in Asia Pacific accounted for approximately 15% of our revenues in fiscal 2005, 27% of our revenues in fiscal 2004 and 58% of our revenues in fiscal 2003, and represented approximately 16% of our backlog as of December 31, 2005. Another customer located in Asia Pacific accounted for approximately 14% of our revenues in fiscal 2005, 0% of our revenues in fiscal 2004 and 2% of our revenues in fiscal 2003 and also represented approximately 10% of our backlog as of December 31, 2005. We expect that sales of our products to a small number of customers will continue to account for a substantial percentage of our net revenue in the foreseeable future.

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

        Our contracts with governments generally may be terminated or suspended as a result of factors which may not depend on us, such as a state of war, force majeure or other circumstances seriously disrupting the public safety, peace or good order of the customer’s country. Our contracts with non-governmental military contractors sometimes contain similar provisions. In cases in which we receive advanced payments prior to incurring the cost of fulfilling the contract, we realize a positive project cash flow. In the last three years, we received substantial advances from our customers under a portion of our contracts. In the event that a contract under which an advance or progress payment has been paid is cancelled, we may be required to return a portion of such payments to the customer. In general, in order to reduce risks of financial exposure resulting from an early termination of a contract, we attempt to expend funds for projects in accordance with the rate of performance. Upon such termination, we would, in most cases, be entitled to reimbursement for incurred contract costs and to payment of a proportionate share of our fee or profit for the portion of such contract that was actually performed. If, however, we are not entitled to all or a portion of such compensation, our operations would be adversely effected. In certain cases, when possible, we insure ourselves against such risks.

Manufacturing and Suppliers

        We develop the majority of the software and hardware for our products at research and development facilities in two locations in Israel. We manufacture cockpit replicas, turret replicas and other hardware components and perform hardware integration, systems assembly, and quality assurance testing at our manufacturing facilities in Ashdod, Israel. We purchase components for the systems manufactured, including commercial computers, integrated circuits, circuit boards, sheet metal fabricated into subassemblies and cabinets, power supplies, television monitors and floppy disc drives. Many of the purchased components are manufactured based on our designs and specifications. Most materials and purchased components are generally available from a number of different sources.

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

        Our internally financed expenditures for all research and development programs during fiscal 2005, 2004 and 2003 totaled approximately $0.6 million, $0.3 million and $0.7 million, respectively, and represented 3%, 2% and 5% of our revenue, respectively. Royalty-bearing grants received in the past from the Office of the Israeli Chief Scientist, or OCS, for research and development were offset against our research and development costs. In fiscal 2005, 2004 and 2003, we did not receive any grants from the OCS. We expect that we will continue to commit resources to research and development in the future

Intellectual Property

        In order to protect our proprietary rights and technology used in our products, we rely primarily upon a combination of patent, trademark and copyright laws, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, some of our affiliates, partners, customers and others.

        BVR-T was granted five United States patents relating to the collision warning and the data link features incorporated in our Ehud™ systems, the animation technology incorporated in our simulators and our airborne avionics simulator technology. Several of these patents were also granted or applied for in Israel and/or in specific countries in the European Community and worldwide. As part of the reorganization plan that controlled our spin off from BVR-T, BVR-T granted us co-ownership rights to all patents, pending patent applications, trademarks and other intellectual property rights held by BVR-T with respect of its defense-related business. See “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions – Relationship Between BVR-T and Us.” As of the date of this report, we own all the intellectual property rights, including the rights to all patents, pending patent applications and trademarks, held by BVR-T with respect to its defense-related business. In January 2003, BVR-T and we entered into a technology transfer and assignment agreement pursuant to which we purchased from BVR-T all rights, title and interest to all patents that were jointly owned by the parties, in consideration for $12,000.

        Our trademark “Atas,” was registered in Israel, Europe and Turkey. Our trademark “Ehud™,” jointly-owned with IAI, was recently registered in several Asian–Pacific countries, and we have applied for its registration in Israel, the European Community and several other foreign countries.

        As part of our cooperation agreement with IAI, IAI and us have each granted the other party a license to use all patents and other intellectual property rights owned by the other party relating to the Ehud™ ACMI system, as is required to enable such party to exercise its rights under the cooperation agreement. We further agreed to jointly own with IAI the trade name “Ehud.” See “Item 4 – Information on the Company – B. Business Overview – Strategic Relationship.”

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

        We are controlled by Chun Holdings L.P., which, assuming the exercise of its warrants to purchase 10,864,444 Ordinary Shares and assuming no other exercise of our convertible securities, beneficially owns 64.16% of our currently outstanding Ordinary Shares.

        We hold 100% of the issued and outstanding share capital of BVR-S Pacific PTE, which is incorporated under the laws of Singapore.

D.	Property Plants and Equipment

        Our executive offices and research and development facilities are located in Rosh Ha’ayin, Israel. At this location, in 2005, we leased approximately 2,539 square meters of office space at a monthly rent of approximately $22,825. This lease will expire on September 14, 2009. See also Note 16B to our Consolidated Financial Statements.

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

        Most of our revenues are generated in U.S. Dollars, and a significant proportion of our expenses is incurred in U.S. Dollars, or is linked to the U.S. Dollar. Consequently, we use the U.S. Dollar as our functional currency. Transactions and balances originally denominated in U.S. Dollars are presented in the financial statements in their original amounts, and non-dollar transactions and balances have been translated into U.S. Dollars using the exchange rates in effect on the date of a transaction or balance. Our Consolidated Financial Statements have been prepared in accordance with Israel GAAP. Israel GAAP, as applicable to our financial statements, differs in certain significant respects from U.S. GAAP. See Note 21 to our Consolidated Financial Statements.

        We derive a substantial portion of our revenues from government contracts, the majority of which are fixed-price, as opposed to cost-plus type contracts. Under fixed-price contracts, the price is generally not subject to adjustment for costs actually incurred in the performance of the contract.

        In most of our projects, we receive advance payment at the commencement of the project and progress or milestone payments according to our performance or achievement of specific milestones. In these cases, the advance payments that we receive prior to incurring the cost of fulfilling the contract create a positive project cash flow. In the last three years, we have received substantial advances from our customers under a portion of our contracts. Our contracts generally may be terminated or suspended as a result of factors which may not depend on us, such as a state of war, force majeure, or other circumstances seriously disrupting the public safety, peace or good order of the customer’s country. In the event that a contract under which an advance or progress payment has been paid is canceled, we may be required to return such payments or portion of them to the customer.

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

        Revenues related to work in progress under long-term contracts are recognized according to the percentage-of-completion method. The percentage of completion method is computed-based on the project’s total execution costs which reflect the progress of its completion, and which include: salaries, material costs and subcontractor charges. Revenues ascribed to each period are the amounts of gross profits earned on such contracts during such period plus the costs incurred during such period, excluding cost of materials that have not yet been used and costs incurred for subcontracted work that is still to be performed).

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

Critical Accounting Policies

        The preparation of our financial statements, in conformity with Israeli GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These are our management’s best estimates based on experience and historical data. Actual results could differ from those estimates.

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

Income Taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent that we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We recorded a valuation allowance of $10.5 million as of December 31, 2005, which is equal to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current assertion that because we are yet to generate taxable income, we cannot determine whether it is likely that we will be able to use this asset in the future. In the event that we generate taxable income in a particular jurisdiction in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

A.	Results of Operations

        The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues that we believe to be significant in analyzing our results of operations. The data is as follows:

	For Years Ended December 31,
	2001	2002	2003	2004	2005

Revenues	100%	100%	100%	100%	100%
Cost of revenues	82%	84%	94%	81%	77%
Gross profit (loss)	18%	16%	6%	19%	23%
Research and development	2%	5%	5%	2%	3%
Selling, general and
administrative expenses	16%	25%	40%	23%	18%
Operating profit (loss)	0%	(14)%	(39)%	(6)%	2%
Financing expenses, net	1%	3%	5%	4%	1%
Other expenses, net	1%	-	-	1%	-
Profit (loss) before income
taxes	(2)%	(17)%	(43)%	(9)%	1%
Income tax (expenses) benefits	--	(3)%	(2)%	(1)%	-
Net Profit (loss)	(2)%	(20)%	(45)%	(10)%	1%

        Our order backlog as of December 31, 2005 was $12.7 million.

Subsequent Events

For a summary of the events subsequent to the balance sheet date, see:

—	"Item 4 - Information on the Company - A. History and Development of the Company"

—	"Item 4 - Information on the Company - B. Business Overview - Strategic Relationships"

—	"Item 5 - Operating and Financial Review and Prospects - General - Income Taxes"

—	"Item 6 - Directors, Senior Management and Employees - B. Compensation"

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues.

        Revenues in fiscal 2005 were $19.2 million, an increase of 51% compared to revenues of $12.7 million in fiscal 2004. The increase was primarily attributed to the completion of several significant projects in 2005, particularly to the progress achieved during 2005 in one significant project in Europe which contributed $ 6.0 million to the revenues of fiscal 2005. In addition, according to the agreement signed with IAI on August 2005, we have received royalties from IAI amounting to $ 1.7 million. Revenues from sales of our live and embedded training systems products in fiscal 2005 accounted for 64% compared to 55% of our revenues in fiscal 2004. Revenues derived from our virtual and constructive simulator products accounted for 36% of our revenues in fiscal 2005 compared to 45% of our revenues in fiscal 2004. The geographical breakdown of our revenues in fiscal 2005 was as follows: approximately 43% of our revenues were in Europe, 33% in Asia Pacific, 16% in America and Latin America, 6% in Israel and 2% in Africa. In fiscal 2004, approximately 36% of our revenues were in Asia Pacific, 21% in Europe, 36% in Latin America and 7% in Israel. The fluctuations in the proportion of our revenues attributed to geographic areas are the result of the completion of several contracts which we had with various countries. Our agreements are multi-year contracts, and we generally recognize revenues on the percentage of completion method, recognizing expenses when incurred.

        In fiscal 2005, income from royalties and commissions was $1.7 million pursuant to the Cooperation agreement with MLM signed in August 2005.During 2004, there were certain disagreements between the company and MLM and as a result no income from royalties and commissions were recognize .

Gross Profit (Loss).

        Gross profit in fiscal 2005 was approximately $4.4 million, an increase of $2.0 million from a gross profit of $2.4 million in fiscal 2004. As a percentage of revenues, gross profit increased from a gross profit of 19% in fiscal 2004, to a gross profit of 23% in fiscal 2005. The increase in gross profit was primarily due to the increase in royalties revenues from IAI amounting to $1.7 million, together with $0.8 million decrease in cost of revenue as result of a reversal of certain previously accrued liabilities that are no longer payable as a result of the new agreement signed with IAI in 2005. The increase in gross margin was partially offset by a lower gross margin in one significant project in Europe with a lower profitability, which contributed $6.0 million to the revenues of fiscal 2005.

Research and Development Costs.

        Gross research and development expenditures consist primarily of salaries, subcontractors and other personnel-related expenses related to design, development and enhancement of our products and, to a lesser extent, depreciation and other expenditures. Gross research and development expenses in fiscal 2005 were $0.6 million, an increase of $0.3 million or 109% from $0.3 million in fiscal 2004. The increase in gross research and development expenses was primarily attributed to the development of the EVA.

Selling and Marketing Expenses.

        Selling and marketing expenditures consist primarily of costs relating to payroll expenses, sales commissions, subcontractors and consultants, travel expenses, demonstrations, exhibitions and participation in trade shows. Selling and marketing expenditures in fiscal 2005 were $1.3 million, an increase of $0.2 million, or 19%, from $1.1 million in fiscal 2004. The increase in selling and marketing expenses was primarily attributed to the fact that we participated in 2005 in several exhibitions including the Paris Air Show and the Indian Air Show and from increasing our marketing activities for our Eva and IFEWS products.

General and Administrative Expenses.

        General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, office, vehicle and rental expenses. General and administrative expenses in fiscal 2005 were $2.1 million, an increase of $0.3 million, or 16%, from $1.8 million in fiscal 2004. The increase in general and administrative expenses was primarily attributed to bonuses to employees paid only in fiscal 2005, increases in professional fees includes market analysis of the training military market and management skills improvement and increase in travel costs for business development. As a percentage of revenues, general and administrative expenses in fiscal 2005 were approximately 11% compared to 14% in fiscal 2004.

Operating Profit (loss).

        As a result of the foregoing, we had an operating profit of $0.37 million in fiscal 2005 compared to an operating loss of $(0.8) million in fiscal 2004. As a percentage of revenues, operating profit increased from an operating loss of (6%) in fiscal 2004, to an operating profit of 2% in fiscal 2005.

Financial Expenses, Net.

        Financial expenses, net consist primarily of interest paid on loans and bank charges, net of income from interest earned on short-term deposits and interest on non-current receivables, gains or losses from derivatives instruments and gains or losses arising from foreign exchange erosion of monetary balances. Financial expenses, net in fiscal 2005 were approximately $0.19 million, a decrease of approximately $0.3 million from approximately $0.5 million in fiscal 2004. The decrease was primarily attributed to a decrease in interest on loans received from banks due to reduced amounts of loans because of the repayment of loans during fiscal 2004 and fiscal 2005 and the conversion of loans to shares during 2004. The decrease was also attributed to an increase in interest income received from cash deposits due to higher amounts deposited during the year, a decrease in bank charges relating to guarantees due to a decrease in the guarantee amount, gains from derivative instruments and foreign exchange gains.

Other Income (Expenses), Net.

        We incurred other expenses of approximately $2 thousand in fiscal 2005, compared to approximately $192 thousand net other income in fiscal 2004. The net income in 2004 was primarily attributed to gain on the forgiveness of a long –term loan from a former related party in the amount of $177, 000.

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

        In fiscal 2004, no income was recorded from royalties and commissions pursuant to the Cooperation Agreement with MLM, since there were still outstanding disagreements between the parties. The resolving of the outstanding disagreements in August 2005 did not impact the Company’s financial results or its revenues in 2004.

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

Selling and Marketing Expenses.

        Selling and marketing expenditures consist primarily of costs relating to payroll expenses, sales commissions, subcontractors and consultants, travel expenses, demonstrations, exhibitions and participation in trade shows. Net selling and marketing expenditures in fiscal 2004 were $1.1 million, a decrease of $0.7 million, or 36%, from $1.8 million in fiscal 2003. The ongoing decrease in selling and marketing expenses was primarily attributed to a decrease in consulting expenses, travel expenses, the portion of the salaries of our personnel attributed to selling activities, and focusing on our strategic markets, all of which were part of our general policy of increased efficiency and expense reduction.

General and Administrative Expenses.

        General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, office, vehicle, rental expenses and fees payable. General and administrative expenses in fiscal 2004 were $1.8 million, a decrease of $2.2 million, or 55%, from $4.0 million in fiscal 2003. The decrease in general and administrative expenses was primarily attributed to the ongoing reduction in salaries due to downsizing administrative employees, cost reductions of employee fringe benefits a reduction in allowance for doubtful accounts and in costs relating to our subsidiary, BVR-S Pacific PTE, due to the reduction of its personnel. As a percentage of revenues, general and administrative expenses in fiscal 2004 were approximately 14% compared to 28% in fiscal 2003.

Operating Profit (Loss).

        As a result of the foregoing, we had an operating loss of $(0.8) million in fiscal 2004 compared to an operating loss of $(5.6) million in fiscal 2003. As a percentage of revenues, operating loss decreased from an operating loss of (39%) in fiscal 2003, to an operating loss of (6%) in fiscal 2004.

Financial Expenses, Net.

        Financial expenses, net, consist primarily of interest paid on loans and bank charges, net of income from interest earned on short-term deposits and interest on non-current receivables, gains or losses from derivatives instruments and gains or losses arising from foreign exchange. Financial expenses, net, in fiscal 2004 were approximately $ 0.5 million, a decrease of approximately $0.2 million from approximately $ 0.7 million in fiscal 2003. The decrease was primarily attributed to a decrease in bank charges relating to guarantees due to guarantee reductions and gains from derivative instruments, net of losses from foreign exchange.

Other Income (Expenses), Net.

        We incurred net income from other sources of approximately $192,000 in fiscal 2004, compared to approximately $55,000 net expenses in fiscal 2003. Other income consists primarily of gain on the forgiveness of a long –term loan from a former related party in fiscal 2004 and gain from the sale of unrestricted stock in fiscal 2003.

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

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31	Israeli Inflation % rate	NIS devaluation % rate	Israeli inflation Adjusted for devaluation %

2001	1.4	9.3	(7.9)
2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)

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

        We entered into currency future contracts and put and call option contracts to reduce our exposure to fluctuations of specific currencies against the dollar, resulting primarily from firm commitments in such currencies.

        As at December 31, 2005, the Company did not have any outstanding future contracts.

Political and Economic Conditions.

Political Conditions.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since September 2000, the violence between Israel and the Palestinians has intensified and a material escalation in violence has occurred. Israel has experienced terrorist incidents within its borders, including in the West Bank and Gaza Strip. As a result, negotiations between Israel and representatives of the Palestinian Authority ceased. The election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty in the region. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a continuous downturn in the economic or financial condition of Israel. In addition, several countries continue to restrict business with Israel and with companies having operations in Israel. We could be negatively affected by further adverse developments in the peace process, including the recent violence, or by restrictive laws or practices directed towards Israel or Israeli exporters.

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

Effective Corporate Tax Rate

        Israeli companies are subject to corporate tax on their income, at a rate which will be gradually reduced from the rate of 31% in 2006, to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

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

        Historically we have met our financial requirements primarily through the private sale of equity securities, customer payments and advances and the utilization of bank credit lines. In addition, we raised capital through equity financings in 2004. As of December 31, 2005, we had cash and cash equivalents of approximately $3 million and a positive working capital of approximately $4 million.

        On April 20, 2004, we reached an agreement with a former related party for the repayment of $204,000 out of an outstanding loan amounting to $381,000 resulting in the forgiveness of a debt amounting to $177,000.

        Pursuant to these transactions, the banks agreed to postpone repayment of $1.5 million in short-term credit, such that $0.5 million is repayable in each of the years 2005, 2006 and 2007. The first payment was paid in January 2005, the second payment was paid in January 2006 and the third payment is scheduled to be made in January 2007.

        There are no restrictions as to our use of the credit lines with our banks. The banks may terminate our credit lines at any time, and the banks may demand repayment in full of any indebtedness then outstanding.

        In addition, we have obtained bank guarantees to secure our performance of certain obligations, including under our leases and contracts with customers. Of these guarantees, which amounted to an aggregate of $9.0 million on December 31, 2005, guarantees in an aggregate of $8.5 million are to be released by our obtaining specific performance milestones, which are scheduled to be completed through June 2008.

        In connection with our guarantees, loans and credit lines from banks, we have placed equally ranking, first priority fixed and floating liens on all of our assets.

        Our operating cash flow is influenced by cash provided from our customers as an advance and by cash used in the performance of ongoing projects. Operating activities for the year 2005, 2004 and 2003, provided (or used) cash of approximately $1.0 million, ($1.9) million and $0.5 million, respectively. For fiscal 2005, cash provided from changes in assets and liabilities of $0.5 million primarily consisted of a decrease in trade receivables of $2.4 million. Additionally, there was a decrease in excess of advances from customers over amounts recognized as revenues of $(2.4) million, a decrease in inventory of $1.2 million, a decrease in trade payables of ($0.6) million and a decrease in other payables and accrued expenses of $0.2 million.

        For fiscal 2004, changes in operating assets and liabilities of $0.9 million primarily consisted of a decrease in trade payables of $1.06 million. Additionally, there was a decrease in trade receivables of $0.2 million, a decrease in other receivables and prepaid expenses of $0.4 million, a decrease in inventory of $0.16 million and a decrease in other payables and accrued expenses of $0.3 million.

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

        Investing activities for fiscal 2005, fiscal 2004 and fiscal 2003 provided (or used) cash of approximately ($0.1) million, ($2.7) million and $4.2 million, respectively. Cash flows used in investing activities in fiscal 2005 consisted primarily of a purchase of fixed assets in the amount of $339,000 and a decrease in restricted bank deposits of $0.2 million. The decrease in restricted bank deposits was due to a decrease in advanced payments and performance guarantees.

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

        Financing activities for fiscal 2005, fiscal 2004 and fiscal 2003 provided (or used) cash of approximately ($0.5) million, $5.7 million and $(3.9) million, respectively.

        Cash flows used in financing activities in fiscal 2005 consisted primarily of the net repayment of long-term loans from banks of $0.5 million.

        Cash flows provided by financing activities in fiscal 2004 consisted primarily of the issuance of Ordinary Shares in consideration for $9.7 million, the exercise of $3.1 million in stock options and the net repayments of $6.6 million, $0.4 million and $0.2 million, respectively, with respect to a short-term bank credit, a short-term loan from Chun and long-term loans from former shareholders.

        Cash flows used in financing activities in fiscal 2003 consisted primarily of a net repayment of short-term bank credit of $5.0 million net of receipt of the short-term loan from Chun of $0.4 million and receipt of long-term loans from former shareholders of $0.6 million.

        Our current assets exceed our current liabilities. We believe that the existing cash balances together with meeting forecasted cash flows from operating activities for fiscal 2006, as well as obtaining orders forecasted in the budget approved by the Board of Directors will be sufficient to meet our present working capital and capital expenditure needs.

C.	Research and Development, Patents and Licenses

        See "Item 4 – Information on the Company - B. Business Overview - Research and Development; Intellectual Property."

D.	Trend Information

Periodic Variations in Operating Results

        Due to the nature of our customers and products, our sales are often made pursuant to a relatively small number of customers and large orders. Consequently, an individual project from an individual customer can represent a substantial portion of our revenues in any one period. In addition, a significant project for any customer during one period may not be followed by further projects for the same customer in subsequent periods. Our sales and operating results may, therefore, vary substantially from period to period. In 2003, we experienced a significant increase in orders from Latin American countries. This would appear to be the result of our having invested substantial amounts of our time and resources from 2001, in developing a market that we believe to have significant commercial potential. In 2004, we successfully entered into a significant contract with a Portuguese entity pursuant to diligent marketing efforts. In 2005, we successfully entered into a significant contract with an Israeli Company regarding a purchase order made by the Israel Air Force. In the first quarter of 2006, we entered into two significant contracts with an Italian company and another foreign customer.

Reduction in Order Backlog

        Our business is subject to the effect of general economic conditions globally, and, in particular, conditions in the market for simulation systems for military and civilian applications. In recent quarters, our sales efforts have been adversely affected as a result of unfavorable economic conditions and reduced capital spending in Asia Pacific where we have lately derived and anticipate continuing to derive a material portion of our revenues. For example, we were informed by one of our customers that due to the suspension of its budget, such customer decided not to proceed with a planned project in which we had expected to participate. As of December 31, 2005, we had purchase orders and contractual arrangements of approximately $12.7 million compared to a backlog of $19.4 million as of December 31, 2004. A further decline in our backlog level could result in more variability and less predictability in our quarter-to-quarter net sales.

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

F.	Tabular Disclosure of Contractual Obligations

        Our significant financial and contractual obligations as of December 31, 2005, and the periods in which such obligations are due are as follows:

Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in Thousands)

Contractual Obligations(1)	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years

Borrowed Lines of credit(2)	1,153	637	516	-

Guarantees:
Performance guarantees	6,294	4,947	1,304	43
Advance payment guarantees	2,266	2,223	43	-
Other bank guarantees	492	492	-	-

Total Guarantees	9,052	7,662	1,347	43

Operating lease commitments	1,241	396	375	470

Total commercial commitments	11,446	8,695	2,238	513

(1) Excludes liability for employee severance benefits, net in the amount of $79,000 and long term payable of $607,000.
(2) Following the approval of our shareholders at a meeting held on March 1, 2004, we sold 66,872,669 Ordinary Shares to the investors who participated in the investment round that took place between March 2004 and June 2004 at price per share of $0.18 in the aggregate amount of approximately $11.9 million, of which 55,206,003 Ordinary Shares with an aggregate value of approximately $9.8 million were issued in exchange for cash and 11,666,667 Ordinary Shares with an aggregate value of $2.1 million were issued in exchange for the conversion of an aggregate of $2,000,000 of loans from certain of our banks and a debt in the aggregate amount of $100,000 owed to two of our existing shareholders. In addition, the banks agreed to postpone repayment of short-term credit, in the amount $0.5 million to 2005, $0.5 million to 2006 and $0.5 million to 2007. The Company also received a credit line from Chun, in the amount $3.2 million.

G.	Safe Harbor

        Not applicable.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

        The following table lists the name, age and position held by each of our executive officers and directors, as of March 31, 2006:

Name	Age	Position

Aviv Tzidon	50	Director and Chairman of the Board of Directors
Yaron Sheinman	52	Director*
Avi Leumi	42	Director
Uri Manor	63	Director
Eric Chan	47	Director**
Avraham Gilat	59	Director***
Rimon Ben-Shaoul	61	Director
Gadi Aviram	51	Director
Orit Stav	35	Director****
Amnon Harari	55	Director****
Ken Lalo	48	Director*****
Nir Dor	42	Director******
Ilan Gillies	37	Chief Executive Officer
Reuven Shahar	47	Vice President of Finance and Chief Financial Officer
Dekel Tzidon	46	Vice President of Development and Chief Technological Officer
Gilad Yavets	36	Vice President of Marketing

* Served as a director until December 22, 2005
** Served as a director until June 28, 2005
*** Appointed director as of June 28, 2005
****External Director
***** Appointed director as of February 20, 2006
****** Appointed director as of March 21, 2006

        Aviv Tzidon has been a Director and the Chairman of our Board of Directors since November 24, 2003. Mr. Tzidon was the co-founder of BVR Technologies Ltd. (or BVR-T) and served as its Chief Technology Officer and a director since it commenced operations in 1987. From October 1998, upon the spin-off of BVR Systems (1998) Ltd. from BVR-T, and until April 2000, Mr. Tzidon served as Chairman of the Board of Directors and Chief Executive Officer of BVR-T. For three years, Mr. Tzidon worked as an independent consultant for Israel Aircraft Industries. Mr. Tzidon served as a combat pilot with the Israel Air Force, including reserve service, for approximately 20 years.

        Yaron Sheinman has been a director since the consummation of our spin-off in October 1998. He is a founder and Chairman of the Board of Directors of BVR-T. From the commencement of BVR-T’s operations in 1987 through 1996, Mr. Sheinman served as the Chairman and Chief Executive Officer of BVR-T. Previously, he acted as an independent consultant to Israel Aircraft Industries for two years for the development of avionics systems. Mr. Sheinman served as a combat pilot with the Israel Air Force, including reserve service for approximately 15 years. Mr. Sheinman also served as Chairman of the Board of Directors of Nexus Telocation Systems Ltd., VizRT, Coresma Unisfair and BrightCom. As of December 22, 2005, Mr. Sheinman no longer serves on our Board of Directors.

        Avi Leumi has been a Director since March 1, 2004. Mr. Leumi has served as CEO, Co-Founder and Chairman of the Board of Directors of Aeronautics Defense Systems Ltd. since November 1997. From 1992 to 1997, Mr. Leumi served as CEO of Leumi Chemicals Ltd., a family owned business. Mr. Leumi is a graduate of the Israel Naval Academy.

        Uri Manor has been a director since March 1, 2004. Mr. Manor has served as Managing Director of Datus Ltd., a consulting company specializing in the marketing of defense systems since January 1, 1996 and Managing Director of Loven Hachatzav Ltd., a holding company specializing in high tech and defense companies since 2001. Mr. Manor is also a member of the board of directors of Soltam Systems, Fibrotex International and Aeronautics Defense Systems. Moreover, Mr. Manor represents Hindustan Aeronautics Limited in Israel. From 1969 to 1996, Mr. Manor held various management positions in Israel Aircraft Industries Ltd. including Deputy General Manager, MBT Division. Mr. Manor holds a B.Sc. and an M.Sc. in Aeronautical Engineering from the Technion, the Israel Institute of Technology.

        Eric Chan has been our Director since March 1, 2004. On November 10, 2003, Mr. Chan was appointed General Manager of ST training & Simulation or STTS. Between the years 1999 and 2003, Mr. Chan held various management positions in CET Technologies, a subsidiary of ST Elect, including Vice President of Defense Business and Deputy General Manager. In 1997, Mr. Chan served as Division Manager of Land Systems Division of Singapore Engineering Software, a subsidiary of ST Elect, where he was instrumental in winning the large-scale island-wide Police C2 program from Singapore’s Ministry of Home Affairs. Mr. Chan currently serves as the Chairman of the Board of iVLab, a subsidiary of STTS, is an alternate director of Prescient Systems & Technologies and is a director of a number of companies including Knowledge Alive and ST Education & Training. Mr. Chan holds a B.Sc. in engineering from the National University of Singapore. As of June 28, 2005, Mr. Chan no longer serves on our Board of Directors.

        Avraham Gilat has been a director since June 28, 2005. Mr. Gilat serves as the Chairman of Soltam Systems Ltd. and the Soltam Group, one of Israel’s prominent defense companies and as a Director General of Mikal Ltd., a holdings company for a wide range of commercial activities. Prior to this Mr. Gilat served in various positions in Israel Military Industries Ltd. Mr. Gilat holds an M.B.A. from New York University and a B.A. in Economics from Tel-Aviv University.

        Rimon Ben-Shaoul has been a director since March 1, 2004. Since 2004, Mr. Ben-Shaoul has served as President and Chief Executive Officer of Polar Communications Ltd., an investment company investing in the technology and telecommunications sectors, and as chairman or a member of the Board of Directors of various private and publicly traded companies within the Polar group. Since February 2001, Mr. Ben-Shaoul has also served as Co-Chairman, President and Chief Executive officer of Koonras Technologies Ltd., an investment company controlled by Polar Investments Ltd. From June 1997 to February 2001, Mr. Ben-Shaoul served as President and Chief Executive Officer of Clal Industries and Investments Ltd., one of Israel’s largest holdings companies in the industrial and high-tech sectors, and as a member of the Board of Directors of Clal (Israel) Ltd. and various subsidiaries thereof. From 1985 to June 1997, Mr. Ben-Shaoul served as President and Chief Executive Officer of Clal Insurance Company Ltd., was a member of its board of directors and served as Chairman or as a member of the board of directors of various subsidiaries of Clal Insurance Company Ltd. Mr. Ben-Shaoul holds an M.B.A. and a B.A. in Economics from Tel-Aviv University.

        Gadi Aviram has been a director since March 1, 2004. Mr. Aviram is the founder and Chief Executive Officer of Metro Motor Marketing Ltd., local importer and representative of Kawasaki Heavy Industries. From 2000 to 2002, Mr. Aviram served as director of Safecom Car Communication Ltd. and from 1999 to 2000; Mr. Aviram served as director of Pointer (Eden Telecom Group) Ltd.

        Orit Stav has been one of our external directors since March 1, 2004. Ms. Stav is an Investment Associate at Siemens Venture Capital. Prior to joining Siemens VC, Ms. Stav was a partner in Platinum Neurone Ventures (PNV), an Israeli Venture Capital Fund and has more than six years of experience in the venture capital market and the technology industry in Israel. She led investments from seed stage to exit and worked with leading international VCs. She gained experience with varied technology companies throughout the Siemens investment spectrum. Ms. Stav holds a B.A. in Economics and Management from Tel Aviv University and an M.B.A. from Hertfordshire University, UK.

        Amnon Harari has been one of our external directors since July 2002. Mr. Harari currently serves as the Vice President of sales and service for EMEA in Lumenis Ltd. From March 2002 until August 2004, Mr. Harari served as the chief executive officer of Advanced Heating Technologies Ltd. From May 2000 to March 2002, Mr. Harari served as Chief Executive Officer of Partner Future Communication Ltd. From April 1999 to April 2000, Mr. Harari served as General Manager of Alcatel Israel. From April 1997 to April 1999, Mr. Harari served as Corporate Vice-President and General Manager of the Public Switching Division of Tadiran Telecommunication Ltd that was later acquired by Alcatel to become Alcatel Israel. From 1992 to 1996, Mr. Harari served as the head of the Israel Air Force Material Directorate. From February 1997 to February 2002, Mr. Harari served as an External Director of Elbit Systems Ltd. Mr. Harari is a Brigadier-General in the Israel Air Force. Mr. Harari holds a B.Sc. in Physics from the Tel Aviv University.

        Ken Lalo has been a director since February 20, 2006. Since 2004, Mr. Lalo has served as Executive Vice President of Polar Communications Ltd., an investment company controlled by Polar Investments Ltd. and is a member of the Boards of Directors of various affiliates of Polar, including publicly traded and private companies. Between 2001 and 2004, Mr. Lalo served as Vice President and General Counsel of other entities within the Polar Investments group. From 1993 to 2001, Mr. Lalo served as Vice President and General Counsel of Clal Industries and Investments Ltd. and was a member of the Boards of Directors of various affiliates of Clal, including publicly traded and private companies. From 1986 – 1992, Mr. Lalo worked as an attorney in Maryland, USA. Mr. Lalo holds an M.B.A. from Northwestern University / Tel- Aviv University, an M.C.L. from George Washington University and an LL.B. from Tel-Aviv University.

        Nir Dor has been a director since March 21, 2006. Mr. Dor currently serves as the chairman of the board of directors of Cargal Carton Industries Ltd., Vice Chairman of the board of directors of Global Factoring Ltd. and serves on the board of directors of The Danone Spring of Eden BV. Mr. Dor served as the chief executive officer of Eden Springs Ltd. between 1999 and 2004. Mr. Dor is a certified public accountant and holds a B.A. in business management and finance from the College of Management of Tel-Aviv.

        Ilan Gillies has been our Chief Executive Officer since his appointment on November 26, 2003. Mr. Gillies has been employed by the BVR Group since 1995 and served as Managing Director of BVR S Pacific from November1998 to September 2003. Mr. Gillies has served as a combat pilot with the Israel Air Force since 1989.

        Reuven Shahar has been our Chief Financial Officer and Vice President of Finance since his appointment on July 1, 2000. From 1995 through June 2000, he was Treasurer and Director of Finance of Elisra Electronic Systems Ltd. From 1990 to 1995, Mr. Shahar was the head of the economic staff in the defense division of Elisra. He previously held various positions at Elisra as of 1984. Mr. Shahar holds a B.A. in business management from the Hebrew University of Jerusalem and an M.B.A. from Recanati Graduate School of Business Administration in Tel Aviv University.

        Dekel Tzidon has been our Chief Technology Officer and Vice President of Research & Development since January 1, 2004. From 1995 to 1997, Mr. Tzidon was employed by RTSET as an R&D engineer and IP manager. In 1997, Mr. Tzidon joined BVR as a senior systems engineer, IP manager and head of the technology group. In 2001, Mr. Tzidon served as a senior systems engineer in Comview. Since 2002, Mr. Tzidon has been employed as an IP consultant for a number of hi-tech companies including BVR. Mr. Tzidon has a B.Sc. in computer engineering. Mr. Tzidon is the brother of Mr. Aviv Tzidon, the Chairman of our Board of Directors.

        Gilad Yavets has been our Vice President of Marketing since March 3, 2004. Mr. Yavets joined BVR in 1997 and has served in different positions in the company, including Contracts Director, Director of Business Development and Acting Vice President of Marketing. Mr. Yavets holds an LL.B. from the Faculty of Law of the Hebrew University of Jerusalem and an Executive M.B.A. from the Recanti Graduate School of Business Administration in Tel-Aviv University.

Resignation of Directors and Officers

        The following director otherwise ceased to serve on our Board of Directors during 2005 and 2006:

—	Mr. Eric Chan ceased to serve on our Board of Directors as of June 28, 2005; and

—	Mr. Yaron Sheinman ceased to serve on our Board of Directors as of December 22, 2005.

        No officer resigned from our company during 2005 and 2006.

Expiration of Term of Office

        No term of our external director has expired, in accordance with the provisions of the Israel Companies Law – 1999, as amended from time to time (the Companies Law). On June 28, 2005, our shareholders extended Mr. Harari’s appointment to continue to serve as an external director for an additional three-year term.

B.	Compensation

        The aggregate remuneration we paid for the year ended December 31, 2005 to all executive officers as a group (4 persons) was approximately $481,000 in salaries, fees, commissions and bonuses. This amount includes approximately $58,000 set aside or accrued to provide for pension, retirement or similar benefits provided to our directors and executive officers.

        Members of our board of directors, other than our external directors, do not receive cash compensation for their service on the board of directors or any committee of the board of directors. However, all of our directors are reimbursed for their expenses for each board of directors meeting attended. Our external directors received an aggregate of approximately $10,300 for the year ended December 31, 2005.

        At the meeting of our shareholders held on March 1, 2004, a special majority of our shareholders who voted at that meeting, approved the grant of an option to purchase 72,000 of our Ordinary Shares to each of our nine directors serving on our Board of Directors at the time, with the exception of Aviv Tzidon, the Chairman of our Board of Directors. The options vested with the following Directors upon their completion of one full year of service on our board following the March 1, 2004 shareholders meeting: Yaron Sheinman, Avi Leumi, Uri Manor, Eric Chan, Gadi Aviram, Rimon Ben-Shaoul, Orit Stav and Amnon Harari and are exercisable at a price of $0.18 per share for a period of three years.

        At the meeting of our shareholders held on March 1, 2004, a majority of our shareholders who voted at that meeting also approved the grant of an option to purchase 9,000,000 of our Ordinary Shares to Mr. Aviv Tzidon. One fifth of the options will vest upon the completion of each full year of service on our board, which commenced on November 24, 2003, for a period of five years and will be exercisable at a price of $0.18 per share for a period of three years.

        Taking into account the option grants described in the preceding two paragraphs above, as of March 31, 2006, options to purchase 11,245,000 Ordinary Shares granted to our directors and executive officers under our option plans were outstanding. The weighted average exercise price of these options was $0.184 per share. Of these options, options to purchase 4,855,000 Ordinary Shares are currently exercisable or will become exercisable within 60 days of such date.

C.	Board Practices

        Our articles of association provide for a board of directors of not less than two and no more than fifteen members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. The Israeli Companies Law, which entered into effect on February 1, 2000 and was amended most recently in March 2005 to require that, at least one external director have financial and accounting expertise and the other external directors are to possess professional qualifications as promulgated by regulations to the Companies Law; these regulations provide that financial and accounting expertise require such external director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The company’s board of directors is to determine such candidate’s qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the Companies Law and Israeli securities laws.

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

        No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director. A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise and the other external directors are to possess professional qualifications as promulgated by regulations to the Companies Law; these regulations provide that financial and accounting expertise require such external director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The company’s board of directors is to determine such candidate’s qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the Companies Law and Israeli securities laws. These requirements do not apply to external directors appointed before the recent amendment to the Companies Law but will apply to their reappointment for an additional term. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	the total number of votes for the appointment of the external directors shall include the votes of at least one third of the shares represented at the meeting in person or by proxy, which are not held by controlling shareholders of the company; or

—	the total number of votes against the appointment of the external directors, among the non-controlling shareholders of the company, shall not exceed 1% of the aggregate voting rights in the company.

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

        Pursuant to the decisions of the Special General Meetings dated July 9, 2002 and March 1, 2004, respectively, Amnon Harari and Orit Stav were each appointed as external directors of the Company for a three-year term. On June 28, 2005, our shareholders extended Mr. Harari’s appointment to continue to serve as an external director for an additional three-year term.

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

Audit Committee

        Under the Companies Law, the board of directors of any public company, as defined by the Companies Law, must appoint an audit committee comprised of at least three directors, including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer and a controlling shareholder or its relative and any director employed by the company or who provides services to the company on a regular basis. Yaron Sheinman, Amnon Harari and Orit Stav currently serve as members of our Audit Committee. Orit Stav is the financial expert of the Committee. Following the resignation of Yaron Sheinman, Ken Lalo was appointed to serve as a member of our Audit Committee.

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

Management Employment Agreements

        We have entered into employment or consulting agreements with each of our executive officers. These agreements contain various provisions, including provisions relating to assignment of intellectual property rights to us and confidentiality and are in effect until terminated by either party upon advance notice or otherwise in accordance with the terms of the particular agreement. All of these agreements also contain non-competition provisions. Under the Companies Law, in a public company, as defined in the Companies Law, the chief executive officer may not serve as the company’s chairman of the board. However, the shareholders of the company may approve the service of the chairman of the board also as the chief executive officer, for periods of up to three years each, provided, that at least two-thirds of the votes of non-controlling shareholders present and voting at the meeting vote affirmatively.

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

        On January 4, 2004, our board of directors adopted a new share option plan under which options for the purchase of 5,000,000 Ordinary Shares of the Company may be granted to our employees and consultants. Under this plan, as of March 31, 2006, 4,889,000 options were granted to employees and consultants of the Company, at an exercise price of $0.145 – $0.65 each. These options will vest over 5 years with one-fifth vesting each year and each increment expiring 3 years after vesting. Moreover, as of March 31, 2006, an additional 111,000 Ordinary Shares of the Company were reserved for issuance pursuant to options issuable under this share option plan.

        As of March 31, 2006, we had outstanding options for the purchase of an aggregate of 5,245,800 Ordinary Shares of the Company.

Employees

        The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities:

	Year ended December 31,
Activity	2005	2004	2003

Production and Research & Development	53	49	42
Marketing and Sales	3	3	4
Administration and Management	10	11	11

Total	66	63	57

        As of, March 31, 2006, we employed approximately 56 employees in research and development operations and productions, both internally financed and pursuant to contracts with our customers performed an integral role in our various projects

        Our employees are required to sign a nondisclosure agreement covering all of our proprietary information which they might possess or to which they might have access. We believe that we have satisfactory labor relations with our employees and have never experienced a work stoppage.

        We are subject to labor laws and regulations in Israel. We and our Israeli employees are also subject to certain provisions of the general collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Association, by order of the Israel Ministry of Labor and Welfare. None of our employees are represented by a labor union and we have not experienced any work stoppages. We generally provide our employees with benefits and working conditions beyond the required minimums. In addition to salary and other benefits, certain of our marketing and sales personnel are paid commissions based on our performance in certain territories worldwide.

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

D.	Share Ownership

        As of March 31, 2006, Aviv Tzidon beneficially owned an option to purchase 3,600,000 Ordinary Shares, (for further information, see item 6B) exercisable at a price of $0.18 per share for three years. Assuming the exercise of such options and no other exercise of our convertible securities, Mr. Tzidon will hold 2.99% of our then outstanding Ordinary Shares. In addition, Mr. Tzidon holds 33.3 % of Chun LP, which beneficially owned as of March 31,2006 58,142,608 Ordinary shares and a four-year option to purchase 10,864,444 Ordinary Shares, vesting immediately and exercisable at a price of $0.18 per share. Assuming the exercise of such options and no other exercise of our convertible securities, Chun will hold 54.09% of our then outstanding Ordinary Shares.

        Other than Mr. Aviv Tzidon, none of our directors and officers beneficially owned more than 1% of our outstanding equity securities.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of, March 31, 2006, by each person or entity known to own beneficially more than 5% of our outstanding Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

CHUN Holdings Limited Partnership (3)
c/o Yigal Arnon & Co.
1 Azrieli Center Tel-Aviv 67021 Israel	69,007,052	(6)	54.09%

H.S.N General Managers Holdings LP
7 Berkowitz St
Tel Aviv Israel	38,000,000	(4)	28.21%

Polar Investments House
Platinum House
21 Ha'arbah St
Tel Aviv 64731 Israel	8,411,167	(5)	7.08%

Bank Leumi Le-Israel B.M
24-32 Yehuda Halevi St
Tel Aviv 63432 Israel	6,111,111		5.24%

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 31, 2006.

(2)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of March 31, 2006 are treated as outstanding only for the purposes of determining the percent owned by such person or group. The percentage of outstanding ordinary shares is based on 116,713,757 Ordinary Shares outstanding as of March 31, 2006.

(3)	Based on information reported by Chun LP in its Schedule 13D, the general partner of Chun LP is Chun Holdings Ltd., a private Israeli company jointly held by Aviv Tzidon (33.3%), Aeronautics Defense System Ltd. (33.3%) and Prescient System & Technologies Pte. Ltd. (33.3%).

(4)	Includes three separate warrants for the purchase of 6,000,000 ordinary shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions.

(5)	Includes 2,570,307 Ordinary Shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd. It also includes a four-year warrant to purchase 2,158,960 (including 911,678 warrants held by Koonras) of our Ordinary Shares at a price of $0.18 share, exercisable immediately.

(6)	Includes a four-year warrant to purchase 10,864,444 of our Ordinary Shares at a price of $0.18 share, exercisable immediately.

        As of March 5, 2006, we had approximately 6 shareholders of record with a United States address holding approximately 10,486,580 of our Ordinary Shares representing approximately 8.98% of our outstanding share capital as of such date.

53

B.	Related Party Transactions

Management Services Agreements with Elisra Electronic Systems Ltd.

        On July 27, 2000, we entered into a management services agreement with Elisra Electronic Systems Ltd., our former controlling shareholder, pursuant to which we paid Elisra a management services fee of $200,000. The agreement expired on December 31, 2000. On March 29, 2001, we entered into a second management services agreement with Elisra pursuant to which Elisra provided us with management services during fiscal 2001 for an annual fee of $200,000, which has since expired. On March 18, 2002, we entered into a third management services agreement with Elisra pursuant to which Elisra will provide us with management services during the year 2002 for an annual fee of $200,000. On April 6, 2003 we entered into a fourth management services agreement with Elisra pursuant to which Elisra will provide us with management services during the year 2003 for an annual fee of $200,000. The fourth management agreement was approved by our audit committee and by our board of directors. Pursuant to Elisra’s sale of all its holdings during the fourth quarter of 2003, the fourth management agreement was terminated and is no longer in effect as of December 23, 2003. See “Item 10. Additional Information – Transactions Requiring Special Approval.”

One-Time Acquisition through our Subsidiary

        During 2003, our subsidiary, BVR-S Pacific, purchased on behalf of Elisra, certain hardware products from a Singaporean company. BVR-S Pacific sold such products to Elisra thereafter. BVR-S Pacific received a 10% commission from Elisra on this sale amounting to approximately $50,000.

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

Loan from Major Shareholders

        On October 1, 2003, our major shareholders, during such time, loaned us an aggregate amount of $601,000, in order to finance our operations. This loan does not bear interest and is comprised of: (i) a $381,000 loan from Elisra, which was subsequently repaid in April 2004; (ii) a $120,000 loan from Clal Industries and Investments Ltd., which matured in October 2005 yet has not been repaid as of the date of this annual but was agreed Clal may demand its repayment at any time; (iii) a $62,000 loan from Polar Investment Ltd., which was subsequently converted into shares – see below); and (iv) a $38,000 loan from Koonras Technologies Ltd., which was subsequently converted into shares – see below.

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

For further information see:

—	“Sale of Shares and Issue of Warrants to Investors” below.

—	Note 20 to the Consolidated Financial Statements included in this annual report.

—	Agreement with Affiliate of Dekel Tzidon.

—	On March 1, 2004, the Company entered into a consulting agreement with Eyepoint Ltd., an Israeli company wholly owned by Mr. Dekel Tzidon, brother of Mr. Aviv Tzidon, the Chairman of our Board of Directors. Pursuant to this consulting agreement, Mr. Tzidon continues to serve as the Company’s Vice President of Research & Development and Chief Technological Officer. The terms of this agreement were approved by the Company’s Audit Committee in July 2004.

Sale of Shares to Principal Shareholders

Sale of Shares to and Issue of Warrants to H.S.N General Managers Holdings L.P.

        In March 2006, H.S.N General Managers Holdings L.P. (or HSN), an Israeli limited partnership led by Mr. Nir Dor invested $3.6 million in our share capital in consideration for the issuance of 20,000,000 Ordinary Shares, representing approximately 17% of our issued share capital, at a price per share of $0.18. In connection with this investment, HSN was issued three separate warrants for the purchase of 6,000,000 of our Ordinary Shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions. As of March 2006, Mr. Dor serves as a member of our board of directors.

Sale of Shares to and Issue of Warrants to Chun

        On November 21, 2003, Chun Holdings Ltd., or Chun, issued a tender offer to purchase all of our outstanding shares for a purchase price of $0.18 per share. Pursuant to the tender offer, which expired on December 30, 2003, some of our shareholders, including Clal Industries Ltd. and our former controlling shareholder Elisra Electronics Systems Ltd., or Elisra, tendered an aggregate of 7,142,608 of their shares, constituting 67% of our issued and outstanding share capital. Upon the request of Chun, all of the tendered shares were registered in the name of its affiliate Chun Holdings L.P., or Chun LP which became our controlling shareholder. As of, March 31, 2006 Chun was holding an aggregate of 49.82% of our outstanding shares and 54.09 % including options that are exercisable within 60 days of March 31, 2006.

        Following the expiration of the tender offer, Elisra no longer held any of our share capital.

        On March 3, 2004, Chun entered into an agreement to purchase 33,333,333 of our Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. This transaction was approved by our Audit Committee, Board of Directors and by a special majority of our shareholders who did not have a personal interest in the transaction and who voted at our Shareholders Meeting held on March 1, 2004.

        Chun also agreed on such date to provide our company with a credit line in the amount of $3.2 million. In consideration for this credit line our Audit Committee and our Board of Directors agreed, subject to shareholder approval, to grant Chun a four-year warrant to purchase an additional 40,000,000 of our Ordinary Shares for an exercise price of $0.18 per share. A special majority of our shareholders who did not have a personal interest in the transaction and who voted at our shareholders meeting held on March 1, 2004, approved the grant of the warrant. Chun, however, waived its right to receive warrants for the purchase of 10,000,000 of our Ordinary Shares and agreed that such warrants be granted to other investors as disclosed below.

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

Convertible Loan Agreements

        On March 3, 2004, three of our banks, namely Bank Leumi Le-Israel B.M., Bank Hapoalim B.M. and the Industrial Development Bank Ltd., agreed to convert existing loans in the amount of $1.1 million, $700,000 and $200,000, respectively, into 6,111,111; 3,888,889; and 1,111,111 of our Ordinary Shares, respectively.

Employment Agreements

        We have entered into employment agreements with each of our executive officers. See “Item 6 – Directors, Senior Management and Employees – C. Board Practices–Management Employment Agreements.”

C.	Interests of Experts and Counsel

        Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

        The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

        We are not a party to any material legal proceedings.

B.	Significant Changes

        There have been no material changes in our financial position since December 31, 2005,except from the March 2006 financing round; see Item 4 – Information on the Company – A. History and Development of the Company.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

        Our Ordinary Shares have traded on the Over The Counter Bulletin Board under the symbol BVRSF.OB since February 2003 and previously traded on the Nasdaq SmallCap Market from March 2001. From October 1998 until March 2001 our shares were traded on the Nasdaq National Market.

        The following table sets forth, for the periods indicated, the range of high and low sales prices of our Ordinary Shares:

2001	High	Low

Year ending December 31, 2001	$3.50	$1.00

2002
Year ending December 31, 2002	$3.00	$0.50

2003
Year ending December 31, 2003	$1.10	$0.75

2004
First Quarter	$1.10	$0.40
Second Quarter	$0.95	$0.53
Third Quarter	$0.60	$0.40
Fourth Quarter	$0.71	$0.40

2005
First Quarter	$0.72	$0.20
Second Quarter	$0.21	$0.16
Third Quarter	$0.22	$0.14
Fourth Quarter	$0.22	$0.16
October	$0.22	$0.20
November	$0.20	$0.16
December	$0.20	$0.16

2006
January	$0.19	$0.16
February	$0.20	$0.17
March	$0.28	$0.18

B.	Plan of Distribution

        Not applicable.

C.	Markets

        Our Ordinary Shares traded on the Nasdaq Capital Market until February 13, 2003. Our Ordinary Shares were delisted from the Nasdaq Capital Market after we failed to comply with its required listing standards. Since February 14, 2003, our Ordinary Shares have been traded on the Over-the-Counter Bulletin Board under the symbol “BVRSF.OB”.

D.	Selling Shareholders

        Not applicable.

E.	Dilution

        Not applicable.

F.	Expenses of the Issue

        Not applicable.

ITEM 10.	Additional Information

A.	Share Capital

        Not applicable.

B.	Memorandum and Articles of Association

Objects and Purposes

        We were first registered under Israeli law on January 6, 1998. Our registration number with the Israel Registrar of Companies is 52-004362-1. Our objectives and purposes include the development, design, manufacture and marketing of advanced training systems for military objectives and a wide variety of other business purposes.

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

        For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

        If following any acquisition of shares, the acquirer will hold 90% or more of the company’s shares or of a class of shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If the shareholders who declined the tender offer hold 5% or less of the company’s outstanding share capital or class of shares, all the shares that the acquirer offered to purchase will be transferred to it. However, the tendered shareholders may seek to alter the consideration by court order.

C.	Material Contracts

        In September 2001, we entered into an agreement with Aermacchi S.p.A., a leading manufacturer and producer of modern military training aircraft in Europe, for the supply of a MB339 training aircraft full mission simulator and three years of logistical support. The contract price is $7.1 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the second quarter of 2003 and enter into the logistical support period. As of March 31, 2006, we received $0.1 million under this contract.

        In April 2003, we entered into a contract with the air force of a Latin American country for the development and supply of an F-16 training facility. The contract price is approximately $5.0 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the third quarter of 2005.

        In October 2003, we entered into a contract with the armed forces of a Latin American country for the development and supply of a tank training center. The contract price is approximately $2.7 million, which, as in substantially all of our contracts, is payable in accordance with and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the fourth quarter of 2005.

        In November 2003, we entered into a contract, together with a European company, with the navy of a European country for the development and supply of a naval tactical trainer. The contract price is approximately $1.5 million (a significant portion of which will be payable to us), which, as in substantially all of our contracts, is payable in accordance with and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the first quarter of 2005.

        In December 2003, we entered into a leasing contract with the Israel Air Force for the use and maintenance of an ACMI system. The contract price is approximately $0.7 million, and is payable on a monthly basis. We completed this contract during the third quarter of 2005.

        In July 2004, we entered into a follow on contract with a customer in Asia for the provision of integrated logistic support services for a period of three years for a training system that was previously provided by us. The contract price is approximately $1.6 million. We expect to complete this project during the first quarter of 2007. As of March 31, 2006, we received $0.9 million under this contract.

        In August 2004, we entered into a contract with a NATO Member for the provision of EHUD™ Air Combat Maneuvering Instrumentation (ACMI) systems. The contract price is approximately $6.0 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the fourth quarter of 2005.

        In October 2004, we entered into a contract with Boeing for the integration of EHUD™ ACMI systems on Boeing’s new F-15K aircraft, to be supplied to the Republic of Korea Air Force. The contract price is approximately $1.5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the second quarter of 2006. As of March 31, 2006, we received $1.5 million under this contract.

        In November 2004, we entered into a contract with Systex Corporation, a leading Asian system integration company for the supply of an infantry multi-weapon firing simulation system. The contract price is approximately $2.6 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2007. As of March 31, 2006, we received $1.1 million under this contract.

        In January 2005, we entered into an additional contract with Systex Corporation for the supply of a tank simulation system. The contract price is approximately $1.4 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the second quarter of 2006. As of March 31, 2006, we received $1.0 million under this contract.

        In September 2005, we entered into a contract with Elbit Systems for the supply of work-share in a new F-16I simulator for the Israel Air Force. The contract price is approximately $2.2 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2008. As of March 31, 2006, we received $0.3 million under this contract.

        In January 2006, we entered into an agreement with Aermacchi S.p.A., a leading manufacturer and producer of modern military training aircraft in Europe, for the upgrade of two MB339a training aircraft simulators. The contract price is approximately $4.5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the third quarter of 2007.

        In March 2006, we entered into a contract with an international customer for the provision of an F-16 MLU Improved Unit Line Trainer.  The contract price is $2.7 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project.  We expect to complete this project during the first quarter of 2008. As of March 31, 2006, we received $0.4 million under this contract.

        For a summary of our other material contracts, see:

—	"Item 4 - Information on the Company - A. History and Development of the Company," including a description of the Share Purchase Agreement entered into in March 2006 with H.S.N General Managers Holdings L.P., an Israeli limited partnership led by Mr. Nir Dor.

—	“Item 4 – Information on the Company – B. Business Overview –Strategic Relationships,” including a description of the Cooperation Agreement entered into with MLM in August 2005.

—	"Item 6 - Directors, Senior Management and Employees - B. Compensation"

—	"Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions."

D.	Exchange Controls

        Under current Israeli regulations, we may pay dividends or other distributions in respect of our Ordinary Shares either in non-Israeli or Israeli currencies. If we make these payments in Israeli currency, they will be freely converted into non-Israeli currencies at the rate of exchange prevailing at the time of conversion. Because exchange rates between the NIS and the dollar continuously fluctuate, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date when we pay them in NIS. See “Item 3. Key Information – D. Risk Factors.”

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

General Corporate Tax Structure

        Israeli companies are subject to corporate tax at the rate of 31% of taxable income. Under current law, the corporate tax rates are scheduled to be reduced to 29% in January 2007, and are expected to be further reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

        On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law – 1959 (the “Encouragement Reform”).

        Following in Section A is the outline of The Investment Law before the Encouragement Reform. Section B notes several of the significant changes in the Investment Law which are relevant to our company.

        The Investment Law provides that terms and benefits included in any certificate of approval that was granted before the Encouragement Reform came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore the Encouragement Reform will not apply to any of our programs already approved under the Investment Law.

A.	The Investment Law before the Encouragement Reform

        The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an “Approved Enterprise”. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not generally available with respect to income derived from products manufactured outside of Israel.

        Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at a maximum rate of 25% (rather than the ordinary corporate tax rate) for the “benefit period”. The “benefit period” is seven years (and under certain circumstances, as further detailed below, ten years) commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

        A company owning an Approved Enterprise may elect to receive an “alternative package of benefits”. Under the alternative package of benefits, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period.

        Our requests for designation of our capital investment at our facility in Rosh Ha’ayin as an “Approved Enterprise” program were approved under the Investment Law. For this Approved Enterprise, we elected the alternative package of benefits.

        A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding its ordinary shares). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. We must withhold this tax at source, regardless of whether the dividend is converted into foreign currency. See “–Taxation of Ordinary Shares–Taxation of Dividends Paid On Ordinary Shares” and Note 18 to the Consolidated Financial Statements.

        Subject to certain provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividends is the result of a weighted combination of the various applicable tax rates. We are not obliged to distribute exempt retained profits under the alternative package of benefits, and we may generally decide from which year’s profits to declare dividends. We currently intend to reinvest the amount of our tax-exempt income and not to distribute such income as a dividend.

        The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

        We have derived, and expect to continue to derive, a substantial portion of our income from our Approved Enterprise facilities. Subject to compliance with applicable requirements, income derived from our Approved Enterprise facilities will be tax exempt for a period of two years after we have taxable income and will be subject to a reduced rate of corporate tax of up to 25% depending on the extent of foreign shareholders holding our ordinary shares for the following five years.

B.	Outline of the primary changes of the Encouragement Reform

        The Encouragement Reform provides that “Approved Enterprise” status will continue to be granted by the Investment Center to qualifying investments. However, the Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

        The Encouragement Reform also provides that Approved Enterprise status will only be necessary for receiving grants from the Investment Center. As a result, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the alternative package of benefits. Rather, a company may claim the tax benefits offered by the Investment Law as amended directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. Such companies are also no longer required to file reports with the Investment Center. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Encouragement Reform.

        Tax benefits are available under the Encouragement Reform to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Encouragement Reform states that the company must make an investment which meets all the conditions set out in the Amendment for tax benefits and exceeds a minimum amount specified in the Law. Such investment allows the company to receive a “Benefited Enterprise” status, and may be made over a period of no more than three years ending on the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion, as follows:

Production assets	% of required investment	Required investment

Up to NIS 140 million	12%	Up to NIS 16.8 million
From NIS 140 - 500 million	7%	From NIS 9.8 - 35 million
Over NIS 500 million	5%	From NIS 25 million

        The extent of the tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined by the geographic location of the Benefited Enterprise. The location will also determine the period for which tax benefits are available.

        Dividends paid out of income derived by a Benefited Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative package of benefits. Therefore, dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during a period in which the Benefited Enterprise was exempt from tax will be subject to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, (or lower in the case of a qualified company owned by a certain percentage of non-Israeli residents). The dividend recipient would be subject to tax at the rate of 15% on the amount received which tax would be deducted at source.

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

        The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations promulgated under the Research Law, in the event that any of the manufacturing is performed outside Israel by any entity other than us, if approval is received from the Office of the Chief Scientist for such foreign manufacturing and the identity of the foreign manufacturers, we may be required to pay increased royalties. If the manufacturing volume that is performed outside of Israel is less than 50%, the total amount to be repaid to the Office of the Chief Scientist may be adjusted to 120% of the grant. If the manufacturing volume that is performed outside of Israel is between 50% and 90% the total amount may be adjusted to 150% of the grant and if it is more than 90%, the total amount may be adjusted to 300% of the grant. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacturing of products developed in the future with Office of the Chief Scientist grants. The letters of approval under which we received the grants do not specifically refer to our manufacturing activities outside of Israel; however, we believe that the Office of the Chief Scientist has adequately expressed its consent to such activities. There can be no assurance that the consents granted to date by the Office of the Chief Scientist will be deemed to be adequate under applicable laws and regulations or that such consents will not be reversed or modified in any way or that we will obtain consents for such activities at all from the Office of the Chief Scientist in the future. Failure to comply with the requirements for consents for manufacturing outside of Israel could result in penalties, cancellation of grants and denial of any future applications for grants or for these consents. If the consents obtained from the Office of the Chief Scientist to manufacture our products outside of Israel are terminated or if we are unable to obtain similar consents in the future, our business could be harmed. A transfers of the technology developed pursuant to the terms of these grants may be transferred outside of Israel only subject to the payments promulgated under the Research Law and subject to the prior approval of the Research Committee; technology transfers within Israel are also subject to the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology in Israel may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and production and the obligation to pay royalties in an amount that may be increased. There can be no assurance that such consent, if requested, will be granted under reasonable commercial terms. See “Item 5–Operating and Financial Review and Prospects–Government Grants.”

        Effective for grants received from the Office of the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of such grants will be subject to interest equal to the 12 months’ LIBOR rate applicable to dollar deposits that is published on the first business day of each calendar year.

        As governmental incentives, the funds generally available for grants from the Office of the Chief Scientist may be reduced in the future and there is no assurance that the government will not abolish such grants in the future. Even if these grants are maintained, there is no assurance we will receive Office of the Chief Scientist grants in the future. In addition, each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the Research Committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Office of the Chief Scientist. There is no assurance that applications to the Office of the Chief Scientist will be approved and, until approved, the amounts of any such grants are not determinable.

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

        Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred tax benefits:

    (a)        deduction of purchases of know-how and patents over an eight-year period for tax purposes;

    (b)        right to elect under certain conditions to file a consolidated tax return with additional related Israeli Industrial Companies;

    (c)        accelerated depreciation rates on equipment and buildings;

    (d)        deduction over a three-year period of expenses related to the issuance and listing of shares on a stock exchange;

        Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we qualify or that we will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

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

Capital Gains Tax on Sales of Our Ordinary Shares

         Israeli law generally imposes on residents and non-residents capital gains tax on the sale of capital assets in Israel, including our ordinary shares, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The law distinguishes between the inflationary surplus and the real gain.  The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The real gain is the excess of the total capital gain over the inflationary surplus.

        On January 1, 2006 an amendment to the Israeli tax regime became effective (the “2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

        According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) of the company issuing the shares. There will generally be no capital gains tax on the inflationary surplus. The rate on the gains from publicly traded shares applicable to gains that were realized before January 1, 2006 was 15%.

        A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

        With respect to gains accrued before January 1, 2003, regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax on gains that were derived from the sale of shares of an “Industrial Company”, as defined by the Industry Encouragement Law. This exemption only applied to shares that were traded on specified non-Israeli markets, including the NASDAQ National Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter. The exemption did not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies and subject to the Income Tax Law (Inflationary Adjustments) – 1985. We believe that we are currently an Industrial Company, as defined by the Industry Encouragement Law. There can be no assurance that the Israeli tax authorities will not deny our status as an Industrial Company, possibly with retroactive effect.

           Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Dividends

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares, or stock dividends, to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 20%.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Law for the Encouragement of Capital Investments, 1959, the rate is 15%.  A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power in the twelve-month period preceding the distribution of such dividends, is required to be withheld at the rate of 12.5%.

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

Interest Rate Risk

        We are exposed to interest rate volatility primarily relating to interest rate changes applicable to our withdrawals under our credit lines. Our credit lines bear interest at rates, which vary with changes in LIBOR. We do not speculate on the future direction of such interest rates. On March 2004, the Company reached an agreement with its principal bank lenders for the repayment of $6.55 million and the deferral of repayment of long-term loans totaling $1.5 million until the years 2005, 2006 and 2007. As of December 31, 2005, current maturities of long – term loans, $ 0.5 million bore interest at variable rates. The weighted average interest rates on short-term bank credit (linked to the U.S. dollar) as at December 31, 2005, 2004 and 2003 are 5.4%, 3.85% and 3.6%, respectively. As of December 31, 2005, the interest expenses we attributed to the utilization of our credit lines amounted to $54,000. Interest risk is estimated as the potential increase in interest expenses from a hypothetical 10% increase in the interest rates. Assuming a hypothetical 10% increase, our interest expenses would increase by $5,000.

Equity Price Risk

        As of December 31, 2005, we did not have any marketable securities that were recorded at a fair value; hence, there was no exposure to equity price risk.

Foreign Currency Exchange Risk

        As of December 31, 2005, we had cash and cash equivalents in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $657,000 (out of $3.1 million in cash and cash equivalents that we had in total). Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our cash and cash equivalents would decrease immaterially by $60,000. As of December 31, 2005, we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $229,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our accounts receivable would decrease by $21,000. As of December 31, 2005, we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $591,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such a decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $54,000. As of December 31, 2005, we had other payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,344,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such a decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $122,000.

        As of December 31, 2005, we had cash and cash equivalents in Singapore dollars or SGD or in funds linked thereto in the aggregate amount of $260,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar/SGD exchange rate. Assuming such an increase in the Dollar/SGD exchange rate, the fair value of our SGD accounts receivable would decrease by $24,000. As of December 31, 2005 we had accounts receivable in SGD or in funds linked thereto in the aggregate amount of $180,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar/SGD exchange rate. Assuming such an increase in the Dollar/SGD exchange rate, the fair value of our SGD accounts receivable would decrease by $16,000. As of December 31, 2005 we had other receivable and other payable in SGD or in funds linked thereto in the aggregate amount of $20,000 and $9,000, respectively. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar/SGD exchange rate. Assuming such an increase in the Dollar/SGD exchange rate, the results of operations of the Company would not have any material effect.

        As of December 31, 2005, we had cash and cash equivalents in Euro or in funds linked thereto in the aggregate amount of $172,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar/Euro exchange rate. Assuming such a decrease in the Dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $16,000. As of December 31, 2005, we had account payables in Euro or in funds linked thereto in the aggregate amount of $125,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar/Euro exchange rate. Assuming such a decrease in the Dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $11,000.As of December 31, 2005, we had other payables in Euro or in funds linked thereto in the aggregate amount of $327,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar/Euro exchange rate. Assuming such a decrease in the Dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $30,000.

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

        As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures. Based on that evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2005.

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

        The following table presents fees for professional audit services rendered by Somekh Chaikin, a member of KPMG International (independent auditors) for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2005 and 2004, and fees billed for other services rendered by Somekh Chaikin, a member of KPMG International (independent auditors).

	2005	2004

Audit Fees(1)	$111	$54
Audit-Related Fees(2)		-
Tax Fees(3)	-	$5
All Other Fees(4)	-	-

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s Consolidated Financial Statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees principally for assurance and related services that are not reported under Audit Fees.

(3)	Tax fees consist of tax compliance fees for the preparation of original and amended tax returns, claims for refunds and tax advice.

(4)	All other fees not included in paragraph (1) through (3) above.

Pre-approval Policies and procedures

        The audit committee approves all audit, audit-related services, tax services and other services provided by KPMG. Any services provided by KPMG that are not specially included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.

ITEM 16D	Exemptions from the Listing and Standards of Audit Committees

        Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        For information relating to the purchase of our securities by Chun LP see “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

PART III

ITEM 17	Financial Statements

        The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18	Financial Statements

We have responded to Item 17 in lieu of this item

ITEM 19	EXHIBITS

        The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description

1.1*	Memorandum of Association of Registrant

1.2*	Form of Articles of Association

4.1**	Management Services Agreement, dated March 18, 2002, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

4.2***	Management Services Agreement, dated April 6, 2003, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

4.3†	Lease Agreement, dated September 14, 1999, as amended, between BVR Technologies Ltd. and Minrav Holdings Ltd. (an English summary accompanied by Hebrew original)

4.4†	Lease Agreement, dated August 29, 1999, between the Registrant and Electra Real Estate Ltd.(an English summary accompanied by Hebrew original)

4.5	Share Purchase Agreement, dated March 2004 between the Registrant and the purchasers identified therein

4.6	Cooperation Agreement, dated August 11, 2005, between the Registrant and Israel Aircraft Industries on behalf of MLM. As this addendum is written in Hebrew, a translation is attached hereto.

4.7	Share Purchase Agreement, dated March 5, 2006 between the Registrant and Nir Dor on behalf of H.S.N General Managers Holdings L.P., an Israeli Limited Partnership.

8†	Subsidiaries of the Registrant

10.1	Consent of Independent Registered Public Accounting firm.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

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

B.V.R. SYSTEMS (1998) LTD. By: /s/ Ilan Gillies —————————————— Ilan Gillies Chief Executive Officer

By: /s/ Reuven Shahar —————————————— Reuven Shahar Chief Financial Officer

Date: April 27, 2006

B.V.R. Systems (1998) Ltd.

Financial Statements
As of December 31, 2005

B.V.R. Systems (1998) Ltd

Consolidated Financial Statements as of December 31, 2005

Report of Independent Registered Public Accounting Firm
To the Shareholders of B.V.R. Systems (1998) Ltd.

We have audited the accompanying consolidated balance sheets of B.V.R. Systems (1998) Ltd. (the Company) and its subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and by its Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2005 and 2004, and the consolidated results of operations, changes in shareholders’ equity (deficit) and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

April 27, 2006
Tel Aviv, Israel

B.V.R. Systems (1998) Ltd

Consolidated Balance Sheets as of December 31

		2005	2004
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	3,057	2,664
Restricted bank deposits	2D	2,271	2,563
Trade receivables	4	1,479	3,884
Other receivables and prepaid expenses	5	291	435
Inventories	6	2,076	2,175

Total current assets		9,174	11,721

Other non-current assets	7	93	1,114

Fixed assets	8
Cost		10,037	9,712
Less - accumulated depreciation		9,193	8,864

Fixed assets, net		844	848

Total assets		10,111	13,683

—————————————— Aviv Tzidon Chairman of the Board of Directors	—————————————— Ilan Gillies President and Chief Executive Officer	—————————————— Reuven Shahar CFO

Approval date of the financial statements: April 27, 2006

B.V.R. Systems (1998) Ltd

Consolidated Balance Sheets as of December 31

		2005	2004
	Note	US$ thousands	US$ thousands

Liabilities and Shareholders' equity

Current liabilities
Current maturities of long-term bank loans	13	517	517
Short-term loans	9	120	120
Trade payables	10	1,564	2,204
Excess of advances from customers over amounts
recognized as revenue	11	854	3,279
Other payables and accrued expenses	12	2,077	2,852

Total current liabilities		5,132	8,972

Long-term liabilities
Long-term bank loans	13	516	1,033
Long-term payables	17H	607	-
Liability for employee severance benefits, net	14	79	69

Total long-term liabilities		1,202	1,102

Commitments and contingencies	16

Shareholders' equity	15
Share capital:
Ordinary shares, NIS 1.00 par value
200,000,000 shares authorized; 95,800,210 and
95,863,757 shares issued and 95,400,210 and 95,663,757 shares
outstanding as at December 31,2004 and 2005, respectively)		21,306	21,247
Additional paid-in capital		17,688	17,700
Accumulated deficit		(35,217)	(35,338)

		3,777	3,609

Total liabilities and shareholders' equity		10,111	13,683

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd

Consolidated Statements of Operations for the years ended December 31

		2005	2004	2003
	Note	US$ thousands

Revenues:
Sales		17,450	12,684	13,218
Royalties and commissions	16A	1,746	-	1,249

Total revenues	19A	19,196	12,684	14,467

Cost of revenues	19B	14,739	10,231	13,625

Gross profit		4,457	2,453	842

Operating expenses:
Research and development		614	294	693
Selling and marketing		1,356	1,139	1,778
General and administrative		2,117	1,822	4,016

Operating profit (loss)		370	(802)	(5,645)

Financial expenses, net	19C	(187)	(496)	(707)
Other income (expenses), net	19D	(2)	192	55

Profit (loss) before income taxes		181	(1,106)	(6,297)
Income tax expense	17	(60)	(119)	(249)

Net profit (loss) for the year		121	(1,225)	(6,546)

Profit (loss) per share:
Basic and diluted profit (loss) per share
(in US $)		0.00	(0.01)	(0.61)

Weighted-average number of Ordinary
Shares of nominal NIS 1.00 par value
outstanding (in thousands) used in
calculation of the basic and diluted profit
(loss) per share		95,528	106,342	10,661

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd

Statement of Changes in Shareholders' Equity (Deficit)

	Number of Ordinary Shares (NIS 1 par value)	Share capital	Additional paid-in capital	Retained earnings (accumulated deficit)	Total shareholders' equity (deficit)
		US$ thousands	US$ thousands	US$ thousands	US$ thousands

Balance as at
January 1, 2003	10,660,874	2,529	21,408	(27,567)	(3,630)

Changes during 2003
Net loss for the year	-	-	-	(6,546)	(6,546)

Balance as at
December 31, 2003	10,660,874	2,529	21,408	(34,113)	(10,176)

Changes during 2004
Issuance of ordinary shares	67,072,669	14,789	* (2,920)	-	11,869
Exercise of stock options	17,666,667	3,929	*(788)	-	3,141
Net loss for the year	-	-	-	(1,225)	(1,225)

Balance as at
December 31, 2004	95,400,210	21,247	17,700	(35,338)	3,609

Changes during 2005
Issuance of shares
in respect of services	263,547	59	(12)	-	47
Net profit for the year	-	-	-	121	121

Balance as at
December 31, 2005	95,663,757	21,306	17,688	(35,217)	3,777

* Including issuance expenses of US$ 243 thousand

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd

Consolidated Statements of Cash Flows

	Year ended December 31
	2005	2004	2003
	US$ thousands

Cash flows from operating activities
Net profit (loss) for the year	121	(1,225)	(6,546)
Adjustments to reconcile net profit (loss) to net cash flows
from operating activities (A)	898	(727)	7,042

Net cash provided by (used in) operating activities	1,019	(1,952)	496

Cash flows from investing activities
Purchases of fixed assets	(339)	(113)	(171)
Proceeds from sale of fixed assets	6	-	8
Proceeds from sale of available for sale securities	-	-	78
Decrease in long-term deposits	25	-	8
Decrease (increase) in restricted bank deposits	199	(2,563)	4,266
Changes in loans to employees	-	(9)	18

Net cash provided by (used in) investing activities	(109)	(2,685)	4,207

Cash flows from financing activities
Short-term bank credit, net	-	(6,566)	(4,967)
Receipt (repayment) of short-term loan from related party	-	(430)	430
Receipt (repayment) of long-term loans from related parties	-	(204)	601
Repayment of long-term loans from banks	(517)	-	-
Issuance of Ordinary Shares	-	9,733	-
Exercise of stock options	-	3,141	-

Net cash provided by (used in) financing activities	(517)	5,674	(3,936)

Increase in cash and cash equivalents	393	1,037	767
Cash and cash equivalents at the beginning of the year	2,664	1,627	860

Cash and cash equivalents at the end of the year	3,057	2,664	1,627

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd

Consolidated Statements of Cash Flows (cont'd)

	Year ended December 31
	2005	2004	2003
	US$ thousands

A. Adjustments to reconcile net income to net
cash from operating activities

Income and expenses not involving cash flows:
Loss (gain) on sale of fixed assets	(2)	-	5
Gain on sale of available for sale securities	-	-	(47)
Depreciation and amortization	364	690	659
Increase (decrease) in liability for employee
severance benefits, net	10	(391)	(49)
Forgiveness of debt	-	(177)	-
Services in exchange for shares issuance	47	36	-

	419	158	568

Changes in operating asset and liability items:
Decrease in trade receivables (current and non-current)	2,405	210	12,126
Decrease in other receivables and
prepaid expenses	144	439	272
Increase (decrease) in excess of advances from customers
over amount recognized as revenue	(2,425)	(307)	2,296
Decrease (increase) in inventory (current and non-current)	1,163	164	(1,815)
Decrease in trade payables	(640)	(1,064)	(5,198)
Decrease in other payables and accrued expenses	(168)	(327)	(1,207)

	479	(885)	6,474

	898	(727)	7,042

B. Non-cash transactions

Accounts payable in respect of fixed assets	-	61	5

Conversion of short-term bank credit and long-term
loans from related parties into share capital and
additional paid-in capital	-	2,100	-

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 1 – General

A.	B.V.R. Systems (1998) Ltd. (“The Company”), an Israeli incorporated company, was formed on January 6, 1998 in order to receive all of the assets and liabilities of the defense-related business of B.V.R. Technologies Limited (“BVR Tech”), a company formed in 1986 which were spun off to the Company on October 23, 1998 in exchange for Company’s shares issued to the then shareholders of BVR Tech.

The Company is engaged in the development, manufacturing and marketing of advanced training and computer-based simulation systems for military applications.

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

B.	In December 2003, Chun Holding L.P. (“Chun”), a limited partnership controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and Prescient Systems & Technologies Pte. Ltd., gained control of the Company by purchasing the Company’s shares through a tender offer, from other shareholders and through share issuance in March 2004 (see Note 15C for more details). As of December 31, 2005, Chun holds approximately 60.78% of the outstanding shares of the Company.

C.	At December 31, 2005, the Company has working capital of $ 4.0 million, and a cash and cash equivalents balance of $ 3.1 million, compared to cash and cash equivalents balance of $2.6 million at December 31, 2004. In addition, during the year ended December 31, 2005, the Company’s total income from sales, commissions and royalties totaled $19.2 million compared to $12.7 million during 2004, with a positive cash flow from operations during 2005 of $1.0 million. Management has met its recent historical cash flow needs by managing its working capital and utilizing proceeds from the share issuance in 2004. Based on current forecasts, management believes that the company has sufficient liquidity to finance operations for the next twelve months.

D.	Subsequent to the balance sheet date, on February 22, 2006, the Company signed a non-binding term sheet for the acquisition of 100% of the shares of a privately-held US-based corporation that designs and markets radar simulators for the US Department of Defense, commercial and international training applications. In consideration, the Company will pay up to $5.0 million, through a combination of issuing Company’s shares and cash. The closing of the transaction is subject to a due diligence examination by the Company, the execution of a definitive agreement and the receipt of customary third-party and regulatory approvals.

E.	Subsequent to the balance sheet date, on March 21, 2006, the Company issued to a group of new investors 20,000,000 ordinary shares, for a total consideration of $3.6 million, together with three separate warrants for the purchase of 6,000,000 ordinary shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 – Significant Accounting Policies

The financial statements have been prepared in accordance with generally accepted accounting principles in Israel. See Note 21 for a reconciliation to generally accepted accounting principles in the United States.

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

B.	Financial statements in U.S. dollars

The currency of the primary economic environment in which the operations of the Company and its subsidiary are conducted is the U.S. dollar (“dollar; $”).

The majority of the Company’s sales are made outside Israel in dollars, and a substantial portion of the Company’s costs are incurred in dollars. Accordingly, the Company has determined that the dollar is the currency of its primary economic environment and thus its functional currency.

The Company’s transactions and balances denominated in dollars are presented at their original amounts. Transactions denominated in currencies other than dollars are translated into dollars using current exchange rates. All foreign currency transaction gains and losses are reflected in the Statements of Operations as financial income or expenses, as appropriate.

C.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany transactions and balances were eliminated in consolidation

D.	Cash equivalents and Restricted bank deposits

The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents.

Restricted bank deposits are comprised of cash deposited in banks in respect of bank guarantees granted to the Company’s customers as partial collateral for the continued performance of work and advances received from the customers. The withdrawal of these deposits is based on the progress of the work and is subject to customer approval. The Company recorded liens on these deposits in favor of the banks that granted the guarantees. The deposits are linked to the U.S. dollar and bear annual interest of 3.55%.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 – Significant Accounting Policies (cont’d)

E.	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and components	– On the "first-in, first-out" method
Finished products:
Raw materials and components	– On the "first-in, first-out" method
Labor and overhead component	– On the basis of actual manufacturing cost.

F.	Trade receivables

Open accounts include amounts billed to customers and various amounts due from transactions arising in the ordinary course of business. Customers of the Company in the context of long-term contracts are billed in accordance with milestones determined in the agreements. In respect of the majority of the contracts, advances are paid upon the signing of the contract.

G.	Allowance for doubtful accounts

The financial statements include an allowance which Management believes adequately reflects the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance Management based its estimate on information at hand about specific debtors, including their financial situation, the volume of their operations, aging of the receivable and evaluation of the security received from them or their guarantors.

H.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Computers	20 - 33.3
Motor vehicles	15
Manufacturing equipment	10 - 15
Office furniture and equipment	6 - 15
Leasehold improvements	Over the term of the lease

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 – Significant Accounting Policies (cont’d)

I.	Provision for warranties

The Company provides warranties on sales of systems to certain customers for periods of up to 24 months, based on management’s estimation and in accordance with the Company’s prior experience.

J.	Revenue recognition

(1)	Recognition of revenues and costs from long-term contracts

Revenue and costs from work in progress under long-term contracts are recognized in accordance with Israeli Accounting Standard No. 4 as follows:

a.	Revenues and costs from work performed under long-term contracts are recognized according to the “percentage-of-completion” method, if all of the following conditions are fulfilled: the revenues are known or capable of being reliably estimated, collection of the revenues is expected, the costs involved with execution of the work are known or capable of being reliably estimated, there is no material uncertainty regarding the ability to complete the work and comply with the contractual terms with the customer and the rate of completion can be reliably estimated. If the conditions enumerated above are not met, income is recognized at the level of the costs incurred and expected to be recovered (“zero margin”).

b.	The percentage of completion is measured on the basis of cost (the ratio of the costs incurred to the total estimated costs). Work in progress under long-term contracts is stated at cost less amounts charged to cost of revenues in the statement of operations and associated with revenue recognized on the basis of the “percentage of completion” method. Cost includes direct costs of materials, labor, subcontractor and other direct costs and allocated indirect manufacturing costs.

c.	Anticipated losses on contracts are provided for in full when determined to be expected.

d.	Estimated profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. The effect of such changes in estimates are recognized in the statement of operations at the time of their identification.

(2)	Revenue from royalties and commissions

Royalties and commission revenues resulting from the cooperation agreement with Israel Aircraft Industries Ltd. (“IAI”) (see Note 16A for more details), are being recognized when the related payments are received by IAI. The Company determines such revenues by receiving confirmation of payments subject to royalties and commissions from IAI. During 2004 royalties and commission revenues were recorded on a cash basis as result of uncertainties regarding the collection of such revenues.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

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

Taxes on income for all periods presented have been computed on the basis of income tax rates applicable to the Company and its subsidiary as separate stand-alone entities.

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

Deferred tax assets for future tax benefits from realization are not included where their realization is less than probable. As such, the Company has recorded a full valuation allowance in regard of all is tax losses carried forward as well as for other temporary differences (see Note 17F).

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 – Significant Accounting Policies (cont’d)

N.	Impairment in value of assets

The Company applies Accounting Standard No. 15 – Impairment in Value of Assets (hereinafter – the standard). The standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price and the use value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

The standard applies to all the assets in the consolidated balance sheet, except inventory, tax assets and monetary assets (excluding monetary assets which are investments in investee companies that are not subsidiaries). In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has been impaired. When the value of an asset in the consolidated balance sheet is higher than its recoverable value, the company recognizes a loss from the impairment in value in the amount of the difference between the book value of the asset and its recoverable value. The loss thus recognized will be cancelled only in the event of changes occurring in the estimates that were used to determine the recoverable value of the asset since the date on which the most recent loss from the impairment in value was recognized.

O.	Basic and diluted income (loss) per share

Basic income (loss) per share is computed based on the weighted average number of shares of nominal NIS 1.00 par value outstanding during each year, plus the effect of options and warrants outstanding at year-end the exercise of which is probable. Diluted profit (loss) per share is computed based on the weighted average number of Ordinary Shares used for computing the basic loss per share plus options and warrants which were not included in the basic loss per share calculation and which do not have an anti-dilutive effect.

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

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 – Significant Accounting Policies (cont’d)

Q.	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist mainly of cash and cash equivalents, restricted bank deposits and trade receivables.

At December 31, 2005 and 2004, the Company had cash and cash equivalents, and restricted bank deposits which were deposited with major Israeli banks. Management believes that the financial institutions that hold the Company’s investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

Trade receivables include amounts billed to customers. Management periodically evaluates the collectability of these trade receivables and adjusts the allowance for doubtful accounts to reflect the amounts estimated to be doubtful of collection.

The Company operates on the basis of agreements it signs with its customers. The Company manages a limited number of projects at the same time, so that a delay in the execution of a project may have a material effect on the financial results. Furthermore, the majority of the Company’s transactions in progress are with major customers, see Note 19A.

R.	Fair value of financial instruments

The fair market value of the Company’s financial instruments, which are cash and cash equivalents, loan from related party, accounts receivable, and short and long-term debt approximate their carrying value as of December 31, 2005 and 2004. The carrying amounts of the Company’s borrowings under its loan agreements approximate their fair value, since they bear interest that changes according to the LIBOR rate.

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

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 – Significant Accounting Policies (cont’d)

T.	Disclosure of effect of new accounting standards in the period prior to their implementation

(1)	In July 2005, the Israel Accounting Standards Board (“IASB”) published Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation” (hereinafter – the Standard). The Standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders’ equity, for classifying the interest, dividends, losses and gains related to them and the circumstances in which financial assets should be offset from financial liabilities.

The new standard will apply to financial statement for periods beginning on January 1, 2006 or thereafter. The Standard provides that it is to be adopted on a prospective basis.

Implementation of the new Standard is not anticipated to have material effect on the Company’s results of operation and financial position.

(2)	In September 2005, the IASB published Accounting Standard No. 24, “Share-Based Payments” (hereinafter – the Standard). The Standard requires that share-based payment transactions, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the Standard, share-based payment transactions in which goods or services are received will be recognized at their fair value. Furthermore, the Standard provides various disclosure requirements regarding the nature and extent of the share-based payment arrangements that existed during the period, and regarding the method by which the fair value of such arrangements was determined.

The Standard will apply to financial statements for periods beginning as from January 1, 2006 and early implementation is recommended. The instructions of the Standard should be applied to each share-based payment transaction executed after March 15, 2005 that has not yet vested until the effective date of the Standard. With respect to share-based payments classified as liabilities (such as phantom plans) that exist on the effective date of the Standard and for share-based payments granted after March 15, 2005, the Standard is to be implemented retroactively and the comparative data is to be restated. Changes in the terms of a share-based payment transaction being settled by means of equity instruments and executed after March 15, 2005 are to be treated in accordance with the instructions of the new Standard, and comparative data relating to share-based payment granted after March 15, 2005 is to be restated. Implementation of the new standard is expected to have a material effect on the Company’s results of operations and financial position with respect to future share-based transactions.

(3)	In February 2006 the IASB published Accounting Standard No. 25, “Revenues” (hereinafter – the Standard). The Standard provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) of revenues deriving from the selling of goods, the rendering of services, and the use of the entity’s assets by others, which generate interest, royalties and dividends. The Standard provides that an entity is to measure its revenues according to the fair value of the proceeds received and/or the proceeds the entity is entitled to receive. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. Implementation of the new standard is not anticipated to have a material effect on the Company’s results of operations and financial position.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 2 – Significant Accounting Policies (cont’d)

T.	Disclosure of effect of new accounting standards in the period prior to their implementation

(4)	In February 2006 the IASB published Accounting Standard No. 21, “Earnings per Share (hereinafter – the Standard). The Standard provides that an entity should calculate basic earnings per share with respect to the earnings or loss attributable to the ordinary shareholders of the reporting entity and that the entity should calculate basic earnings per share with respect to the earnings or loss from continuing operations attributable to the ordinary shareholders of the reporting entity if such earnings or loss is presented. The basic earnings per share will be calculated by dividing the earnings or loss attributable to the ordinary shareholders outstanding during the period. In order to calculate the diluted earnings per share an entity will adjust the earnings or loss attributable to the ordinary shareholders of the reporting entity, and the weighted average number of outstanding ordinary shares in respect of the effects of all the dilutive potential ordinary shares. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The instructions of the Standard are to be implemented retroactively on comparative earnings per share data for prior periods. The implementation of the Standard is not anticipated to have a material effect on the Company’s results of operations and financial position.

Note 3 – Cash and Cash Equivalents

	December 31,
	2005	2004
	US$ thousands	US$ thousands

In U.S. dollars	1,968	1,832
In New Israeli Shekels	657	373
In other foreign currencies	432	459

	3,057	2,664

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 4 – Trade Receivables

	December 31
	2005	2004
	US$ thousands	US$ thousands

Open accounts	331	329
Unbilled revenue *	934	1,084
Receivables from related parties (see Note 20A)	180	305
Receivables from IAI (see Note 16A)	34	2,166

	1,479	3,884

* Unbilled revenue is comprised as follows:

Accumulated amounts recognized as revenues	19,524	8,076
Less - advances from customers	18,670	7,064

	854	1,012
Other income receivable	80	72

Unbilled revenue	934	1,084

Information on contracts for long-term projects

	December 31 2005 and the year then ended	December 31 2004 and the year then ended
	Contracts for projects	Contracts for projects
	US$ thousands	US$ thousands

Amount of contracts for long-term projects
signed during the year	8,157	10,115

Portion of the accumulated amount of contracts
for long-term projects not yet recognized as
income at the year end	8,848	14,733

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 5 – Other Receivables and Prepaid Expenses

	December 31,
	2005	2004
	US$ thousands	US$ thousands

Government authorities	-	65
Prepaid expenses	178	225
Receivables in respect of work in progress	59	46
Others	116	165

	353	501
Less - allowance for doubtful accounts	(62)	(66)

	291	435

Note 6 – Inventories

	December 31,
	2005	2004
	US$ thousands	US$ thousands

Finished products*	1,969	1,904
Components for systems manufacturing	55	219
Raw materials	52	52

	2,076	2,175

*	At December 31, 2004, additional inventory that was held for an operating lease which expired during 2005, in the net amount of $1.1 million was presented as part of other non-current assets (see Note 7).

Note 7 – Other Non-Current Assets

	December 31,
	2005	2004
	US$ thousands	US$ thousands

Non-current restricted bank deposits	93	595
Inventory held for operating lease, net	-	1,089
Other long-term deposit	-	25

	93	1,114

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 8 – Fixed Assets

	December 31
	2005	2004
	US$ thousands	US$ thousands

Computers and electronic equipment	6,899	6,568
Manufacturing equipment	1,981	1,985
Motor vehicles	-	10
Office furniture and equipment	903	895
Leasehold improvements	254	254

	10,037	9,712

Less - accumulated depreciation	9,193	8,864

Net book value	844	848

Depreciation expenses recorded for the years ended December 31, 2005, 2004 and 2003 were US$ 364 thousand, US$ 690 thousand and US$ 659 thousand, respectively.

Note 9 – Short-Term Loan

On October 1, 2003 shareholders of the Company (at that date) granted loans in the total amount of $601 thousand, for a period of two years, bearing no interest. On March 2, 2004, loans in the amount of US$ 100 thousand were converted into shares of the Company, at a price of US$ 0.18 per share. On April 20, 2004, the Company reached an agreement for the repayment of US$ 204 thousand and a waiver of US$ 177 thousand out of the then outstanding loans amount.

As at December 31, 2005 a loan in the amount of US$120 thousand is outstanding, bearing no interest, the Company expects to repay this loan during 2006.

Note 10 – Trade Payables

	December 31,
	2005	2004
	US$ thousands	US$ thousands

Payables to IAI (see Note 16A)	129	1,246
Post-dated checks	417	211
Open accounts	811	600
Sub-contractor payables	207	147

	1,564	2,204

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 11 – Excess of Advances from Customers over Amounts Recognized as Revenue

	December 31,
	2005	2004
	US$ thousands	US$ thousands

Advances from customers	11,326	87,349
Less - accumulated amounts recognized as revenue	(10,472)	(84,070)

	854	3,279

Note 12 – Other Payables and Accrued Expenses

	December 31,
	2005	2004
	US$ thousands	US$ thousands

Payroll and related accruals	525	503
Provision for warranty and completion	353	47
Government authorities	480	1,433
Accrued expenses to IAI (see Note 16A)	-	195
Other accrued expenses	719	674

	2,077	2,852

Note 13 – Long-Term Bank Loans

A.	Balances according to linkage basis and rates of interest

	Linkage Basis	Rates of Interest	December 31
			2005	2004
		%	US$ thousands	US$ thousands

Long-term bank loans	US dollar	5.405	1,033	1,550
Less - current maturities			(517)	(517)

			516	1,033

B.	During the second quarter of 2004, the Company reached an agreement with its principal bank to reschedule the repayment of short-term loans in the amount of US$ 1,550 thousand in three equal annual installments for the years 2005, 2006 and 2007. (See Note 15C).

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 14 – Liability for Employee Severance Benefits, Net

A.	Under Israeli law, the Company is required to make severance payments to dismissed employees and to employees terminating employment under certain other circumstances. The Company’s liability for severance pay is fully provided for through insurance policies and by accrual.

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

	December 31,
	2005	2004
	US$ thousands	US$ thousands

Severance pay	1,212	1,177
Less - amounts funded*	(1,133)	(1,108)

	79	69

*	The Company may only withdraw amounts funded for the purpose of severance pay disbursement.

B.	Severance pay expenses (income) recorded for the years ended December 31, 2005, 2004 and 2003 were US$ 8 thousand, US$ (78) thousand and US$ 116 thousand, respectively.

Note 15 – Shareholders’ Equity

A.	The Company’s Ordinary Shares are traded on the Over the Counter Bulletin Board (OTCBB) under the symbol BVRSF.OB.

B.

	Issued		Outstanding
	December 31,		December 31,
	2005	2004	2005	2004

Ordinary Shares of
NIS 1.00 par value	95,863,757	95,800,210	95,663,757	95,400,210

On March 1, 2004, the Company’s shareholders approved to increase the share capital of the Company by NIS 180,000,000 divided into 180,000,000 ordinary shares, nominal value NIS 1.00 each. The authorized share capital of the Company following the share capital increase is of NIS 200,000,000 divided into 200,000,000 shares.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 15 – Shareholders’ Equity (cont’d)

C.	On March 1, 2004, and during 2004, the Company completed the issuance of 66,872,669 shares, in the amount of US$ 11.9 million, of which US$ 9.8 million was issued in exchange for cash and $2.1 million was issued in exchange for the conversion of loans from banks and a controlling interest into shares.

In addition, Chun (see Note 1B) was granted an option (the “Options”) to purchase 40,000,000 ordinary shares of the Company, for an additional investment amount of up to US$7.2 million at an exercise price per share of US$ 0.18, for a period of four years. The options will expire in March 2008.

Chun has resolved, and instructed the Company accordingly, that even though the shareholders of the Company have voted for the grant of all the Options to itself, Chun shall only be entitled to 30,000,000 of the Options and the remaining 10,000,000 Options shall be distributed among the Investors, pro-rata to the cash invested by them during 2004.

During the third quarter of 2004, Chun exercised 17,666,667 options into shares for the amount of US$ 3,180 thousand. At December 31, 2005, there are 22,333,333 options outstanding.

D.	Shares based compensation

1.	In June 2000, the Board of Directors of the Company approved a plan to grant options for the purchase of up to 1,200,000 ordinary shares to the Company’s employees. Each option is exercisable into one Ordinary Share of the Company at an exercise price equal to the market price of the share on the date of issuance. At December 31, 2005, 18,000 options are outstanding and exercisable under this plan at a price of US$ 2.5 per share. No other options are available for additional grants under this plan.

2.	In August 2001, the Board of Directors of the Company approved an option plan to grant options for the purchase of up to 707,900 Ordinary Shares to the Company’s employees, directors and subcontractors. Each option is exercisable into one Ordinary Share of the Company at exercise prices of US$ 0.9 – US$ 2.69, equal to the market price of the share on the date of issuance.

The aforesaid options are exercisable in two increments, one third after one year from the date of issuance and two thirds after two years from the date of issuance. The options will expire after three years from the vesting date of each increment. At December 31, 2005, there are 380,300 options outstanding under this plan. No other options are available for additional grants under this plan.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 15 – Shareholders’ Equity (cont’d)

D.	Shares based compensation (cont’d)

3.	In 2004, the Company granted Aviv Tzidon, the Chairman of the Board of Directors, an option to purchase 9,000,000 ordinary shares of the Company vested in five equal increments subject to him serving as an active Chairman of the Board of Directors. The exercise price per share shall be US$ 0.18. The options will expire after three years from the vesting date of each installment. As at December 31, 2005 there are 9,000,000 options outstanding, 3,600,000 of them are exercisable immediately.

The Company also granted to each of the Company’s directors (not including Aviv Tzidon), options to purchase 72,000 shares of the Company (total of 648,000 shares), at an exercise per share of US$ 0.18. The options were subject to the completion of a full year of service. As at December 31, 2005 there are 576,000 options outstanding and exercisable, after the cancellation of 72,000 options of one director who did not complete a full year of service.

4.	In January 2004, the Company’s Board of Directors approved the grant of up to 5,000,000 options to the Company’s employees and service providers. Each option is exercisable into one Ordinary Share of the Company. At December 31, 2005, there are 3,657,000 options outstanding for employees and there are 1,064,000 options outstanding for service providers.

The options are exercisable at prices of US$ 0.145 to US$ 0.65 per share, and are exercisable in five equal increments (one fifth per year) commencing one year after their issuance. The options will expire after three years from the vesting date of each increment.

5.	In January 2004, the Company signed a three-year consulting agreement with Wise Pte Ltd. (“Wise”), a company owned and controlled by the brother of Aviv Tzidon, the Company’s Chairman of the Board of Directors.

According to the agreement Wise will provide the Company marketing services in the Far East, in consideration of a monthly payment of US$ 3,000 each month by way of issuance of 16,667 of the Company’s ordinary shares each month.

During each of the years 2004 and 2005, the Company issued 200,000 ordinary shares in respect of this agreement. A further 200,000 ordinary shares will be issued in respect of this agreement during 2006.

6.	On June 8, 2005, the Company issued to Tact Computers and Systems Ltd. (“Tact”) 63,547 ordinary shares of the Company in consideration for the services provided by Tact under a service agreement signed on February 2004.

7.	Subsequent to the balance sheet date, on January 1, 2006 the Company issued to Electra Real-Estate Ltd. (“Electra”) 1,000,000 ordinary shares of the Company in consideration for part of the lease payments of the premises occupied by the Company under an operating leasing agreement signed with Electra during August 1999.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 15 – Shareholders’ Equity (cont’d)

D.	Shares based compensation (cont’d)

8.	Data in respect of the option plans

As of December 31, 2005, 14,695,300 options were outstanding. The options are each exercisable for one Ordinary Share at exercise prices ranging between US$ 0.18 and US$ 7.125 per share.

a.	A summary of the status of the Company’s stock option plans as of December 31, 2005, 2004 and 2003, and changes during the years then ended, is as follows:

	As at December 31,
	2005		2004		2003
	Number of options	Weighted average exercise price (US$)	Number of options	Weighted average exercise price (US$)	Number of options	Weighted average exercise price (US$)

Options outstanding at
the beginningof the year	16,026,136	0.52	1,660,686	3.90	1,791,086	3.86
Granted	208,000	0.17	14,833,000	0.19	27,000	0.29
Forfeited and cancelled	(1,538,836)	3.23	(467,550)	1.93	(157,400)	2.90

Outstanding at the
end of the year	14,695,300	0.24	16,026,136	0.52	1,660,686	3.90

Options exercisable at
year-end	5,805,300	0.33	3,529,136	1.70	1,061,086	3.99

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 15 – Shareholders’ Equity (cont’d)

Data in respect of the option plans (cont’d)

b.	The following table summarizes information relating to stock options at December 31, 2005:

Exercise price (US$)	Options outstanding	Options exercisable
	Number at December 31, 2005	Number at December 31, 2005

2.69	35,100	35,100
2.6	26,000	26,000
2.5	18,000	18,000
2.36	277,000	277,000
2.06	16,200	16,200
2.03	20,000	20,000
0.9	6,000	6,000
0.65	80,000	16,000
0.55	30,000	6,000
0.18	13,979,000	5,385,000
0.17	138,000	-
0.23	30,000	-
0.145	40,000	-

	14,695,300	5,805,300

c.	Outstanding options as at December 31, 2005 may be exercised as follows:

	Number of options	Weighted average exercise price (US$)

Immediately	5,805,300	0.33
First year or thereafter	2,824,600	0.18
Second year or thereafter	6,065,400	0.19

	14,695,300

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 16 – Commitments and Contingent Liabilities

A.	Cooperation agreement

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

During August 1999, the Company signed a new agreement with IAI (the “1999 Agreement”) which governs a joint venture between the parties and which also provides guidelines for fair competition between the parties, this without adversely impacting existing agreements previously signed with third parties.

The parties have agreed that the “Ehud” system will be marketed by each of the parties, in various territories, in consideration of the payment of various royalties to the other party.

As part of the 1999 Agreement, the following worldwide territories have been delineated:

1.	A territory in which one party operates exclusively while paying the other party royalties at the rate of 4.75% – 12.5% of the contract consideration with respect to contracts executed in such countries until 2008. The party receiving the royalty shall not operate in this territory in any manner whatsoever.

2.	A territory in which the parties may compete, with the successful party paying the other party royalties at the rate of 4%-8% of the contract consideration, with respect to contracts executed in such countries until 2008.

3.	Countries not included in a. and b., above, shall be covered by a separate arrangement.

Pursuant to the 1999 Agreement, IAI has the exclusive right to market and sell the “Ehud”systems in countries in West Europe.

The agreement, whose terms are set forth above, shall apply to the sale of the “Ehud” systems. With regard to other product, separate royalty payment instructions were set up.

On August 11, 2005, the Company and IAI signed a new agreement (the “2005 Agreement”) which continues and expands the 1999 Agreement. The 2005 Agreement expands cooperation between the parties in the marketing of Naval Combat Maneuvering Instrumentation Systems in various countries worldwide through the transfer of work share from the leading party to the other. The 2005 Agreement also set the rate of royalties in all territories to 5% with respect to “Ehud” Systems. In addition, the 2005 Agreement resolved all disagreements between the parties prior to January 1, 2005. The term of the 2005 Agreement is for 10 years. As result of the resolution of the disagreements between the parties, the Company released during 2005, certain previously accrued liabilities in the amount of $780 thousand that are no longer payable as a result of the new agreement signed with IAI in 2005, this amount was credited to the cost of revenues during 2005.

In 2005, the Company recognized royalties revenue from IAI in the amount of US$ 1.7 million.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 16 – Commitments and Contingent Liabilities (cont’d)

B.	Lease commitments

The premises occupied by the Company are rented under various operating leases expiring at the end of September 2009. The future minimum annual rental payments as of December 31, 2005 are as follows:

Year ending December 31,	US$ thousand

2006	396
2007	375
2008	274
2009 and after	196

1,241

C.	Spin-off

In connection with the 1998 spin-off (see Note 1) the Company and BVR Tech entered into several agreements for the purpose of giving effect to the spin-off and defining the Company’s and BVR Tech’s working relationship, as follows:

1.	The Company and BVR Tech each undertook to indemnify and/or compensate the other (the “Injured Party”) for any amount, damage or expense that the Injured Party incurs in consequence of a third-party claim relating to a field of activity of the indemnifying party, concerning events occurring before the effective date of the spin-off, provided that the Injured Party notified the indemnifying party of the third-party claim and allowed the indemnifying party to manage and defend such claim. As at December 31, 2005 the Company has no information that would indicate that any material payments will be required in respect of this agreement.

2.	The Company and BVR Tech entered into an agreement concerning technology transfers and cross licenses between each of the parties. Under this agreement, BVR Tech transferred to the Company the rights to co-ownership of BVR Tech’s intellectual property as related to the defense-related operations transferred to the Company pursuant to the spin-off agreement. In January 2003 the Company and BVR Tech entered into a Technology Transfer and Assignment Agreement pursuant to which the Company purchased from BVR Tech all rights, title and interest to all patents that were in the co-ownership of the parties, in consideration for US$12 thousand.

3.	BVR Tech will only be entitled to exploit such intellectual property rights for its activities that do not conflict with the Company’s activities as conducted at the time of consummation of the Plan other than with respect to applications relating to simulation and training systems for commercial applications which shall be exploited solely by the Company. The Company and BVR Tech further agreed not to compete with each other’s business activities.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 16 – Commitments and Contingent Liabilities (cont’d)

D.	Liabilities and guarantees

1.	In order to provide security for the credit received from banks and for the bank guarantees provided in favor of the Company, the Company registered first degree fixed and floating liens on money deposits, a floating lien on all its property, assets and related insurance benefits and a floating lien on its unpaid share capital, its goodwill and its plant, assets and rights.

2.	On certain occasions the Company deposits cash and cash equivalents with certain financial institutions that have issued guarantees on behalf of the Company in favor of its customers. In order to fulfill the above-mentioned commitments, the Company places a charge on its bank deposits (including the insurance rights attached thereto). At the balance sheet date there are US$ 2,364 thousand restricted bank deposits (as at December 31, 2004 – US$ 2,563 thousand restricted bank deposits).

3.	Guarantees issued by banks in favor of the Company are as follows:

	December 31
	2005	2004
	US$ thousands	US$ thousands

Performance guarantees	6,294	9,705

Advance payment guarantees	2,266	6,358

Other bank guarantees	492	556

The expiration dates of the guarantees are up to June 30, 2008. Bank charges on those guarantees are attributed to financial expenses.

E.	Liability for warranty

The Company has made provision for warranty for some of its completed projects, in accordance with management judgment and based on past experience.

The changes in this provision during 2005 are as follows:

US$ thousands

Balance at December 31, 2002 utilized	455
Accrued	30
Utilized	(413)

Balance at December 31, 2003	72
Utilized	(25)

Balance at December 31,2004	47
Accrued	317
Utilized	(11)

Balance at December 31, 2005	353

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 16 – Commitments and Contingent Liabilities (cont’d)

F.	Derivative financial instruments

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

As at December 31, 2005, the Company did not have outstanding future contracts.

Note 17 – Income Taxes

A.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law (see Note 17C hereunder), the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

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

As of December 31, 2005, due to losses, the Company had not yet utilized the tax benefits provided in the second and third plan.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 17 – Income Taxes (cont’d)

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

If the retained tax-exempt income is distributed in a manner other than the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently –25%). As at December 31, 2005 the Company has accumulated losses.

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

D.	Tax rates applicable to income from other sources in Israel

Income derived from sources other than the approved enterprise is not eligible for the aforementioned benefits and is taxed at the regular rate of 34%.

On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005 (hereinafter – the Amendment).

The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 17 – Income Taxes (cont’d)

E.	Taxation of foreign subsidiary

The subsidiary in the Far East is taxed under the tax laws in force in that country.

F.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax assets for future tax benefits from realization are included where their realization is probable. As such, the Company has recorded a valuation allowance in regard of all its tax losses carried forward as well as for other temporary differences.

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31,
	2005	2004
	US$ thousands	US$ thousands

Deferred tax assets:
Provision for vacation	54	55
Liability for employees severance pay	20	21
Net operating loss carryforwards*	10,261	12,677
Research and development costs, net	124	133
Issuance expenses	20	51
Others	(6)	9

	10,473	12,946
Less: Valuation allowance*	(10,473)	(12,946)

Deferred tax asset	-	-

*	As result of the Amendment in the companies tax rate in 2005 (see G above), the net operating loss carry forwards component and the valuation allowance were reduced by $2.3 million.

If the undistributed earnings of the Singapore subsidiary of approximately US$ 142 thousand were to be distributed as a dividend, additional taxes of approximately US$ 36 thousand will be payable.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 17 – Income Taxes (cont’d)

G.	A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

	Year ended December 31,
	2005	2004	2003
	US$ thousands	US$ thousands	US$ thousands

Income (loss) before taxes on income	181	(1,106)	(6,297)

Statutory tax rate in Israel	34%	35%	36%

Theoretical tax cost (benefit)	62	(387)	(2,267)
Losses deductions and expenses in respect of
which deferred tax assets were not recorded	(76)	389	2,289
Taxes in respect of previous years	-	54	143
Non-deductible expenses	74	63	84

Actual tax expense	60	119	249

H.	Income tax assessments

During 2005, the Company reached an agreement with the Israeli Tax Authorities which finalized the income tax assessments of the 1998-2000 tax years. According to the agreement the Company should pay the tax authorities $1.3 million, including interest in 36 monthly payments commencing April 2005 up to March 2008. As at December 31, 2005, the Company has recorded $452 thousand as a current liability and $607 thousand as long-term liability.

I.	Net operating losses carryforward

Net operating loss carryforwards as of December 31, 2005 totaled approximately US$ 41 million (as of December 31, 2004 approximately US$ 42 million). The net operating loss carryforwards have no expiration date.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 18 – Monetary balances in Currencies Other than the US Dollar

	December 31, 2005		December 31, 2004
	Israeli currency	Other foreign currencies	Israeli currency	Other foreign currencies
	US$ thousands	US$ thousands	US$ thousands	US$ thousands

Assets
Current assets	920	632	989	712
Long-term assets	-	-	25	-

Total assets	920	632	1,014	712

Liabilities
Current liabilities	1,935	462	3,066	408
Long-term liabilities	686	-	62	-

Total liabilities	2,621	462	3,128	408

Note 19 – Supplementary Statement of Operation Information

A.	Summary information about geographical areas:

Total revenues are attributed to geographic areas based on the location of the customers.

	Year ended December 31,
	2005	2004	2003
	US$ thousands	US$ thousands	US$ thousands

Total revenues from:
Israel	1,068	824	1,181
Far East	6,274	4,596	10,391
Europe	8,358	2,710	2,041
Africa	397	-	-
America	3,099	4,554	854

	19,196	12,684	14,467

Majorcustomers data as a
percentage of the total revenues:

Customer A	31%	*-	*-
Customer B	15%	27%	58%
Customer C	14%	*-	*-
Customer D	11%	34%	*-

	71%	61%	58%

*	Less than 10%.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 19 – Supplementary Statement of Operation Information (cont’d)

B.	Cost of revenues

	Year ended December 31,
	2005	2004	2003
	US$ thousands	US$ thousands	US$ thousands

Raw materials and components	2,420	1,829	1,646
Salaries, wages and employees' benefits	2,578	2,488	4,403
Subcontractors	6,181	3,217	3,455
Agents fees	2,253	691	657
Depreciation	263	327	477
Other manufacturing costs	1,044	1,679	2,987

	14,739	10,231	13,625

C.	Financial expenses, net

	Year ended December 31,
	2005	2004	2003
	US$ thousands	US$ thousands	US$ thousands

Financial income:
Interest on short-term deposits	69	7	41
Interest on loans to others and interest from
non-current receivables	-	17	57
Other	102	37	240

	171	61	338

Financial expenses:
Bank charges and interest on short-term credit	275	469	838
Other	83	88	207

	358	557	1,045

Total financial expenses, net	(187)	(496)	(707)

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 19 – Supplementary Statement of Operation Information (cont’d)

D.	Other income (expenses), net

	2005	2004	2003
	US$ thousands	US$ thousands	US$ thousands

Gain from sale of available for sale securities	-	-	47
Gain on waiver of long-term loan from
former related party	-	177	-
Others	(2)	15	8

	(2)	192	55

E.	Supplementary information onstatements of operations

Rent costs	401	349	565

Advertising costs	33	16	35

Royalties expenses	268	365	437

Note 20 – Related Parties

A.	Balances

Related parties are comprised of principal shareholders (10% holding of the Company’s share capital) and their subsidiaries and affiliates as well as affiliates of the Company. Transactions with related parties are mainly as follows:

1.	Sales of the Company’s products and expenses related to such sales.
2.	Interest payable on loans received.
3.	Payment of Management fees.
4.	Purchases of services and products.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 20 – Related Parties (cont’d)

A.	Balances (cont’d)

All transactions, and terms with related parties were identical to those applied to transactions with other customers or suppliers.

			December 31,
			2005	2004
			US$ thousands	US$ thousands

Due from:
Cash and cash equivalents	-	Bank Leumi Ltd.	419	542
Restricted bank deposits	-	Bank Leumi Ltd.	268	1,300

Trade receivables	-	Aeronautics	-	18
		ST Training and Simulation Pte Ltd.	180	287

Other receivables	-	Bank Leumi Ltd.	5	44
Other Non-current assets	-	Bank Leumi Ltd.	93	-

Due to:
Short-term bank credit	-	Bank Leumi Ltd.	229	229

Other payable	-	Bank Leumi Ltd.	7	7

Long-term loan	-	Bank Leumi Ltd.	228	457

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 20 – Related Parties (cont’d)

B.	Transactions with related parties

	Year ended December 31,
	2005	2004	2003
	US$ thousands	US$ thousands	US$ thousands

Income from sales (1)(3) (5) (7)	775	940	1,961
Cost of sales (mainly royalties and components for
systems manufacturing) (1)(2)(3)	-	-	604
Marketing expenses(8)	65	15	-
General and administrative expenses (1) (4)	137	181	370
Finance expenses, net (6)	66	215	-
Other income(5)	-	15	-

(1)	To Elisra (*)
(2)	To Tadiran Spectralink (*)
(3)	To Israel Aircraft Industries Ltd. (*)
(4)	Including the salary of the CEO and fees paid to directors.
(5)	To Aeronautics
(6)	To Bank Leumi
(7)	To ST Training and Simulation Pte Ltd.
(8)	To Prescient Systems and Technologies Pte Ltd.

(*)	A related party until December 2003

Note 21 – Effect of Differences Between Israeli and U.S. GAAP

A.	The consolidated financial statements of the Company conform with generally accepted accounting principles in Israel (“Israeli GAAP”), which differ in certain significant respects from those followed in the United States (“U.S. GAAP”), as described below:

1.	Comprehensive Income

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

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 21 – Effect of Differences Between Israeli and U.S. GAAP (cont’d)

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

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 21 – Effect of Differences Between Israeli and U.S. GAAP (cont’d)

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

Stock options granted to service providers and other non-employees and stock issued to service providers

The Company accounts for such awards in accordance with the provisions of EITF 96-18, Accounting for Equity Instruments That are Issued to Other than employees for Acquiring, or in conjunction of Selling, Goods or Services (“EITF 96-18”). Since the warrants issued by the Company are not fully vested, and no performance commitment, as defined in EITF 96-18 is reached, the Company estimates the cost of the unvested warrants based on the fair value of the warrants at each reporting period (using the Black &Scholes model) and accounts for the portion of the services that the recipient has rendered to date using that estimate.

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 21 – Effect of Differences Between Israeli and U.S. GAAP (cont’d)

B.	The effect of the differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

1.	On statements of income

	Year ended December 31,
	2005	2004	2003
	US$ thousands	US$ thousands	US$ thousands

Net Profit (loss) as reported, according to
Israeli GAAP	121	(1,225)	(6,546)

GAAP differences:

Allocation of non-employee stock option
expenses under the fair value based method	(125)	(410)	-

Net loss under U.S. GAAP	(4)	(1,635)	(6,546)

I. Basic and diluted net (loss) income per
share (in U.S. $)

As reported, according to Israeli GAAP	0.00	(0.01)	(0.61)

According to U.S. GAAP	(0.00)	(0.02)	(0.61)

II . Weighted average number of
ordinary shares outstanding (in
thousands) used in basic and
diluted loss per share calculation
under U.S. GAAP	95,528	75,962	10,661

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 21 – Effect of Differences Between Israeli and U.S. GAAP (cont’d)

B.	The effect of the differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows: (cont’d)

2.	On balance sheet items

	December 31,
	2005			2004
	US$ thousands
	As Reported	Adjustment	As per US GAAP	As Reported	Adjustment	As per US GAAP

Severance pay fund	-	1,133	1,133	-	1,108	1,108

Total assets	10,111	1,133	11,244	13,683	1,108	14,791

Liability for employee
severance benefits, net	79	1,133	1,212	69	1,108	1,177

Total liabilities	6,334	1,133	7,467	10,074	1,108	11,182

Total shareholders'
equity	3,777	-	3,777	3,609	-	3,609

B.V.R. Systems (1998) Ltd

Notes to the Consolidated Financial Statements as of December 31, 2005

Note 21 – Effect of Differences Between Israeli and U.S. GAAP (cont’d)

B.	The effect of the differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows (cont’d)

3.	On Statement of Changes in Shareholders’ Equity

	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
	Number of shares	Amount
		US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)

Balance as of
January 1, 2003	10,660,874	2,529	21,408	22	(27,567)	(3,608)

Changes during 2003:
Net loss for the year	-	-	-	-	(6,546)	(6,546)
Realization of profit
deriving from financial
instruments	-	-	-	(22)	-	(22)

Comprehensive loss	-	-	-	-	-	(6,568)

Balance as of
December 31, 2003	10,660,874	2,529	21,408	-	(34,113)	(10,176)

Changes during 2004:
Net loss for the year	-	-	-	-	(1,635)	(1,635)
Issuance of ordinary shares	67,072,669	14,789	(2,920)	-	-	11,869
Exercise of stock options	17,666,667	3,929	(788)	-	-	3,141
Stock-based compensation	-	-	410	-	-	410

Balance as of
December 31, 2004	95,400,210	21,247	18,110	-	(35,748)	3,609

Changes during 2005:
Net loss for the year	-	-	-	-	(4)	(4)
Issuance of Ordinary Shares	263,547	59	(12)	-	-	47
Stock-based compensation	-	-	125	-	-	125

Balance as of
December 31, 2005	95,663,757	21,306	18,223	-	(35,752)	3,777

(1)	Represents an amount less than US$ 1 thousand.