Form 20-F
period 2006-12-31
BVR SYSTEMS 1998 LTD
filed 2007-05-14
CIK 1064411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . .

Commission file number: 0-29884

BVR SYSTEMS (1998) LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

16 Hamelacha Street, Park Afek, Rosh Ha’ayin 48091, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value NIS 1.00 per share	OTC Bulletin Board

Securities registered or to be registered pursuant to Section 12(g) of the Act.: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: As of December 31, 2006, the issuer had 116,863,757 ordinary shares outstanding.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☒

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

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

        Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Statements that use the terms “believe”, “anticipate”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “project” and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections about our business and the markets in which we operate and are subject to risks and uncertainties. Actual events (including our results) could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks discussed in “Item 3. Key Information – D. Risk Factors” and elsewhere in this annual report. Except as required by applicable law, including the securities laws of the United States, we do not undertake any obligation nor intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        As used in this annual report, the terms “we”, “us”, “our”, “the Company” and “BVR” mean B.V.R. Systems (1998) Ltd., and our consolidated subsidiary, unless otherwise indicated.

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

ii

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

        Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

        Not applicable.

ITEM 3.	Key Information

A. Selected Consolidated Financial Data

        We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2004, 2005 and 2006 from our Consolidated Financial Statements and related notes included in this annual report. The selected consolidated financial data for the years ended December 31, 2003 and 2002 have been derived from consolidated financial statements not included in this annual report. Our Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israel GAAP. Israel GAAP, as applicable to our financial statements, differs in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. See Note 21 to the Consolidated Financial Statements included in this annual report for a discussion of certain differences between Israel GAAP and U.S. GAAP.

        You should read the selected consolidated financial data together with the section entitled “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements included elsewhere in this annual report. Please see Note 2 of our Consolidated Financial Statements for an explanation of the number of shares used in computing per share data.

	Year Ended December 31,
	2002	2003	2004		2005		2006
	(In thousands)

Statement of Operations Data:
Revenues	$28,290	$14,467		$12,684		$19,196	$10,103
Cost of revenues:	23,715	13,625	(1)	10,291	(1)	*14,806	7,866

Gross profit	4,575	842		2,393		4,390	2,237
Operating expenses:
Research and development	1,554	693		294		614	615
Selling and marketing	2,363	1,778		1,139		1,356	1,430
General and administrative	4,577	4,016		1,822		2,117	2,155

Total operating expenses	8,494	6,487		3,255		4,087	4,200

Operating profit (loss)	(3,919)	(5,645)		(862)		303	(1,963)
Financing expenses, net	(855)	(707)		(496)		(187)	(185)
Other Income (expenses), net	(140)	55		192		(2)	-

Profit (loss) before income taxes	(4,914)	(6,297)		(1,166)		114	(2,148)
Income tax expense	(878)	(249)	(1)	(59)	(1)	-	(75)

Net profit (loss)	(5,792)	(6,546)		(1,225)		*114	(2,223)

Basic and diluted profit (loss) per share	(0.54)	(0.61)		(0.01)		0.00	(0.02)

Weighted average number of ordinary shares used in computing basic and diluted profit (loss) per share	10,660	10,661		106,342		95,528	112,361

* Restated pursuant to our compliance with Accounting Standard No. 24, “Share-Based Payments” as further described in this annual report in “Item 5. – Operating and Financial Review and Prospects – Critical Accounting Policies.”

(1) Reclassified

	Year Ended December 31,
	2002	2003	2004	2005		2006
	(In thousands)

Reconciliation to U.S. GAAP:
Net profit (loss)	$(5,792)	$(6,546)	$(1,225)	$	*114	$(2,223)

Reversal of restatement according to Standard No. 24	-	-	-		*7	-

Allocation of share expense issued to service providers
under the fair value based method	-	-	**(40)		**(14)	-
Compensation expense for all stock-based awards using the modified prospective method	-	-	-		-	(130)

Profit (loss) under U.S. GAAP	(5,792)	(6,546)	(1,265)		107	(2,353)

Basic and diluted net profit (loss) per share under U.S. GAAP	(0.54)	(0.61)	(0.02)		0.00	(0.02)

Weighted average number of ordinary shares outstanding
(in thousands) used in basic profit (loss) per share
calculation according to U.S. GAAP	10,660	10,661	75,962		95,528	112,361

Weighted average number of ordinary shares outstanding (in thousands) used in diluted profit (loss) per share calculation according to U.S. GAAP	10,660	10,661	75,962		96,921	112,361

* Restated pursuant to our compliance with Accounting Standard No. 24, “Share-Based Payments” as further described in this annual report in “Item 5. –Operating and Financial Review and Prospects – Critical Accounting Policies.”

** Restated to correct the reconciliation to the U.S. GAAP in 2004 and 2005 in respect to service providers which should have been accounted as employees in fiscal years 2004 and 2005. The Company adopted APB No. 25 in the years 2004 and 2005 and therefore no compensation costs should have been recorded in respect to awards granted to service providers.

	As of December 31,
	2002	2003	2004	2005	2006
	(In thousands)

Consolidated Balance Sheet Data:
Israeli GAAP:
Cash and cash equivalents	$860	$1,627	$2,664	$3,057	$3,421
Working capital (deficit)	(5,361)	(11,593)	2,749	4,042	3,487
Total assets	26,038	11,403	13,683	10,111	13,293
Short-term bank credit and loans	15,083	10,116	637	637	636
Share capital	2,529	2,529	21,247	21,306	25,861
Shareholders equity (deficit)	$(3,630)	(10,176)	3,609	3,777	5,406
U.S. GAAP:

Total assets	27,647	12,372	14,791	11,244	14,604

Shareholders equity (deficit)	$(3,608)	$(10,176)	$3,609	$3,777	$5,406

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

        We commenced operations in 1998. We reported a net loss of $2.2 million for the year ended December 31, 2006, a net profit of $114,000 for the year ended December 31, 2005, a net loss of $1.2 million for the year ended December 31, 2004 and a net loss of $6.5 million for the year ended December 31, 2003. We can offer no assurance that we will achieve profitable operations or that any profitable operations will be sustained. Future profitability will depend on our ability to develop new products, the degree of market acceptance of our existing and new products and the level of competition in the markets in which we operate.

Although we had positive shareholders’ equity and positive working capital since December 31, 2004, we may still need to raise additional funds which may not be available.

        As of December 31, 2006, our shareholders’ equity was $5.4 million, and we had positive working capital amounting to $ 3.5 million. We expect that our existing cash balance, together with our forecasted cash flows from operating activities for fiscal 2007, including orders forecasted in the budget approved by our Board of Directors, will be sufficient for meeting our present working capital and capital expenditure needs. If our operations do not generate cash to the extent currently anticipated or if any of the risk factors discussed in this annual report materialize, we may need to raise additional funds in the future for a number of uses, including:

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

We may not be able to convert our entire backlog into revenue.

        We sell the majority of our products through individual purchase orders. Many of our customers have the right to terminate orders by paying the cost of work in process plus a related profit factor. Customers may cancel orders due to the cancellation of a budget or for other reasons. As of December 31, 2006, purchase orders and contractual arrangements reached to approximately $22 million, compared with $12.7 million as of December 31, 2005. If we experience cancellations of pending contracts, terminations or reductions of contracts in progress, we may not be able to convert our entire backlog into revenue. Any reduction in backlog will adversely affect our business, financial condition, results of operations and cash flows.

The loss of any of our major customers would result in a loss of a significant amount of our revenues.

        Four of our customers, namely two customers located in Europe, one customer located in Israel and the government of an Asian Pacific country that awarded us several projects, accounted for 63% of our revenues in fiscal 2006. We cannot be certain that these and other customers will maintain the size of their respective purchase orders, or will not reschedule or cancel existing purchase orders. We expect that sales of our products to relatively few customers will account for a significant portion of our net revenues for the foreseeable future. Consequently, the cancellation of an order from any one customer may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

        The continuing consolidation of the global defense industry, which has decreased the number, but increased the relative size and resources of our competitors, has resulted in intensified competition. Some of the competitors which are the top-tier contractors for competing products have substantially greater financial, marketing and other resources than ours. These contractors compete with us in some cases by offering more aggressive pricing and devoting greater resources to product marketing or development than we do. This competition may result in lower prices or reduced demand for our products and a corresponding reduction in our revenues that may impair our ability to achieve and maintain profitability.

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

        Generally, our contracts with governments may be terminated or suspended by such governments as a result of factors which may not depend on us, including as a result of a decrease in the defense budget, a decline in the military expenditures of governments, the cancellation or a significant cutback of a large project in which we participate or as a result of situations such as a state of war, force majeure or other circumstances seriously disrupting the public safety, peace or good order of the customer’s country. Our contracts with non-governmental military contractors sometimes contain similar provisions. In cases in which we received advanced payments prior to incurring the cost of fulfilling such contracts, we realized a positive project cash flow. Particularly, in the last three years, we have received substantial advances under our contracts. In the event of an early termination of a contract, we may be required to return a portion of such advanced payment. Upon such early termination, we would, in most cases, be entitled to reimbursement for our incurred contract costs and to payment of a proportionate share of our fee or profit for the work actually performed. In order to reduce risks of financial exposure resulting from an early termination of a contract, we attempt to stagger funding for projects in accordance with the rate of performance and to ensure ourselves from that risk by providing for positive cash flow in the life cycle of the program. If, however, we are not entitled to all or a portion of such compensation our operations and cash flows would be adversely affected.

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

        We purchase from manufacturers in the United States a portion of the commercial computers, a portion of the air combat maneuvering instrumentation pod’s hardware and other “off-the-shelf” products, such as navigation systems, which we incorporate into our products. The export of such components is subject to the approval of the United States Department of Commerce and/or the United States Department of Defense, which often restricts sales to certain countries. Following the events of September 11, 2001, we experienced delays in the receipt of such required approvals. For example, we experienced a delay in the delivery of several components of a system to a customer and incurred additional costs, as a result of the need to modify such components, because of a delay in the receipt of an export approval that has since been obtained. Further, there can be no assurance that we will receive such approvals in the future or that the United States Government will not impose additional requirements on our manufacturing or export activity, which might require us to incur substantial expenses, and/or find and contract with alternative suppliers in countries that do not impose similar export restrictions.

International political and economic uncertainty could have an adverse impact on our business and on our operating results.

        In fiscal 2006, 77% of our total revenues came from foreign customers. We estimate that a material portion of our revenues in 2007 will come from foreign customers. The international political and economic uncertainty and the ongoing war on terrorism may adversely impact our ability to maintain the level of our sales to our existing customers located abroad and to develop new business in these and other foreign countries.

We are exposed to general, global economic and market conditions.

        Our business is subject to the effects of general economic conditions globally, and, in particular, conditions in the market for simulation systems for military and civilian applications. Our sales efforts can be adversely affected as a result of unfavorable economic conditions. We may experience material adverse impacts on our business, operating results, and financial condition.

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

        The majority of our contracts with our customers provide that after we receive an advance payment at the commencement of a project, additional payments are payable upon progress or achievement of specific milestones. In a majority of the projects, in addition to the bank guarantees that are generally provided by us for the advance payments, we are required to provide performance guarantees in an amount equal to a specific percentage of the contract price.

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

We are controlled by Chun Holdings LP which, in the aggregate, beneficially owns approximately 54.03% of our outstanding Ordinary Shares. Therefore, Chun is able to elect the majority of our directors and exercise control over the outcome of matters requiring shareholder’s approval.

        As of March 31, 2007, Chun Holdings L.P., an Israeli limited partnership beneficially owned an aggregate of 58,142,608 of our ordinary shares and an immediately exercisable warrant to purchase an additional 10,864,444 of our ordinary shares (representing, assuming the exercise of such warrant and assuming no other exercise of our warrants and options, approximately 54.03% of our currently outstanding ordinary shares). As a result, Chun controls the outcome of various actions that require our shareholder approval. For example, Chun could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

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

        We are incorporated under Israeli law and our principal offices, research and development and manufacturing facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since September 2000. The election in early 2006 of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council and the tension among the different Palestinian factions may create additional unrest and uncertainty. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements. To date, we do not believe that the political and security situation has had a material adverse impact on our business but we cannot give any assurance that this will continue to be the case. However, if there were to be emergency conditions, some of our key employees may be called to active duty for extended periods of time and could adversely affect our operations. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could also adversely affect our operations and could make it more difficult for us to raise capital.

        Our insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

        Like all male adult citizens and permanent residents of Israel, our directors, officers and employees who are under the age of 45, unless exempt, are obligated to perform up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us. See “Item 4. Information on the Company – B. Business Overview– Conditions in Israel.”

Our operations may be affected by negative economic conditions in Israel.

        In recent years, Israel has experienced periods of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel deteriorate. In addition, due to significant economic measures proposed by the Israeli government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports, and threats of general strikes and work stoppages within key economic sectors of the Israeli economy have arisen during the first four months of 2007. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers or to receive raw materials from our suppliers in a timely manner. From time to time, the Israeli trade unions threaten strikes or work-stoppages, which may, if carried out, have a material adverse effect on the Israeli economy and our business.

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

        We have received grants and are entitled to tax benefits under Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets and paying royalties with respect to grants received. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be cancelled and we could be required to pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years, and these programs and tax benefits may be discontinued or curtailed in the future. If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be affected.

Because a substantial portion of our revenues is generated in U.S. Dollars and a portion of our expenses is incurred in New Israeli Shekels, our results of operations may be seriously harmed if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the U.S. Dollar.

        We generate a substantial portion of our revenues in dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. In 2006, the rate of inflation together with the appreciation of the dollar in relation to the NIS, reduced our dollar-linked results of operations. In case the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel, our dollar-linked results of operations will be adversely affected.

Provisions of Israeli law may delay, prevent or make difficult and acquisition of us, which could prevent a change of control and therefore decrease the price of our shares.

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

        In February 2006, we entered into a non-binding term sheet for the acquisition of all of the shares of the U.S.-based corporation Blue Ridge Simulation, Inc. (BRS). BRS is a privately-held supplier of high-performance radar simulators for the U.S. Department of Defense, commercial and international training applications. In consideration, BVR will pay up to five million dollars in the combined form of BVR’s shares and cash payments. The closing of this transaction is subject to our due diligence review of BRS, the execution of definitive transaction documents and the receipt of customary third-party and regulatory approvals. The Company has decided to halt the application process and the approval of the Committee on Foreign Investment in the United States which is required for the acquisition and the completion of the transaction.

        In March 2006, H.S.N General Managers Holdings L.P. (or HSN), an Israeli limited partnership led by Mr. Nir Dor invested $3.6 million in our share capital in consideration for the issuance of 20,000,000 ordinary shares, representing approximately 17% of our issued share capital, at a price per share of $0.18. In connection with this investment, HSN was issued three separate warrants for the purchase of 6,000,000 of our ordinary shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions. As of the date of this annual report, none of these warrants have been exercised. Pursuant to this investment, Mr. Dor was appointed to serve as a member of our board of directors and shall be entitled to continue to serve on the board, either personally or to nominate a representative on his behalf for such time that the Israeli limited partnership holds at least nine percent of our outstanding share capital.

        Our web site is www.bvrsystems.com. Information on our web site is not incorporated by reference in this annual report.

Capital Expenditures

        Since January 1, 2004, our capital expenditures amounted to approximately $0.9 million. The focus of our capital expenditure program primarily included investment in computers and electronic equipment.

B. Business Overview

BVR is engaged in the military training and simulation industry. According to the international business consulting firm of Frost & Sullivan, the overall market size of our industry is estimated to be approximately $8 billion per year. The overall market can be divided into the following main segments: live and embedded training; virtual training (simulators); and constructive training. Each of these training methods can be further sub-divided into applications for air, ground and naval systems.

General

        We are engaged in the development, manufacture, marketing and sale of sophisticated training and simulation systems for military applications. We are currently engaged in the following areas:

—	Live and Embedded training systems:

—	On-Board, Combat Training Systems such as the "Ehud(TM)"; Air Combat Maneuvering Instrumentation, or ACMI, Naval Combat Instrumentation System, or NCMI; and

—	Embedded simulation systems such as Embedded Virtual Avionics or EVA, and In-Flight Electronic Warfare Simulation, or IFEWS.

—	Virtual and Constructive Training systems, such as:

—	Flight simulators for fighter aircraft, helicopters, trainer aircraft, unmanned aerial vehicles;

—	Armored & Gunnery Simulators and Infantry Simulators; and

—	Naval Tactical Trainers, or NTT, and Action Speed Tactical Trainers, or ASTT

        Our products offer advanced, highly effective and cost-efficient solutions to operational and tactical training needs. Our products are based on a complete training philosophy, which enables our customers to reduce the amount of actual military equipment used in training while enhancing the quality of the training exercises, thereby significantly reducing the risks associated with actual operations and training in a live operational scenario. In addition, our diversified product offerings are aimed to improve the mission preparedness of armed forces by simulating their combat environment with realistic tactical scenarios, thereby allowing networked training between multiple forces to optimize the joint-force operations essential for modern battlespace.

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

In 2006, we received two orders for the integration of EVA within the avionics suite of two trainer aircrafts.

In addition, in December 2006 we signed a license agreement with a European aircraft manufacturer that entitles BVR to receive royalties for each aircraft which includes embedded simulation sold by this licensee.

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

        Based on the legacy of the Ehud™ ACMI systems, IFEWS™ provides multiple features including real-time training, realistic virtual threats, safety elements and debriefing capabilities.

        In the first quarter of 2002, we completed preliminary flight tests with the Israel Air Force, and we conducted further demonstration flight tests with the Israel Air Force during the remainder of 2002.

        In 2005, we received a follow on order from the Israel Air Force for the installation of IFEWS systems on its CH-53 and C-130 Fleets.

        In 2006, we received an order from a European NATO country for the installation of IFEWS on part of its helicopters fleets.

        For additional information with respect to these purchase orders, see “Item 10. Additional Information – C. Material Contracts.”

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

        Trainer Aircraft Simulators. We developed and manufactured trainer aircraft simulators for numerous aircraft, including the PC-7, MB-339 MLU, MB339 C/D and Fouga Magister.

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

        The following table sets forth, for the period indicated, our consolidated revenues by product line expressed as a percentage of total revenues.

	2002	2003	2004	2005	2006

Live and Embedded Training Systems	48%	46%	45%	64%	56%
Virtual and constructive Simulators	52%	54%	55%	36%	44%
Total	100%	100%	100%	100%	100%

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

        EhudTM System. The agreement provides for specific territories in which either we or MLM shall have the exclusive right to act as the leading party and the other party shall not compete with the leading party in such territories. The leading party shall pay royalties to the other party at a rate of 5% of the total consideration it receives for EhudTM System projects in such territories. In other territories the parties have agreed to a cooperation arrangement pursuant to which one party shall act as the prime contractor and the other shall act as subcontractor, and each party shall provide its own proposal relating to its part of the project. Any difference in price above the joint proposal shall be equally shared between the parties. The royalties arrangement shall apply in territories not specifically mentioned and agreed upon between the parties.

        R/C and LDN. In the event of agreements in connection with our R/C system or MLM’s LDN system to a specific customer, the relevant party shall pay the other party royalties at the rate of 5% of the total consideration. The parties have agreed not to compete with each other with the R/C system and the LDN system in respect of such customer.

        NCMI System. We have agreed to provide MLM, within a reasonable time after the execution of the agreement, with our existing NCMI infrastructure as a technological base in order to enable MLM to continue the development of the NCMI system, in consideration for royalties at the rate of 4% of the consideration of any agreement entered into between MLM and a customer in respect of a NCMI system. We have also granted MLM a non transferable license, for the term of the agreement for use of our NCMI infrastructure in certain territories we will provide up to 30% of the scope of work in such projects. In other territories we have agreed on a cooperation arrangement in which the prime contractor shall receive 70% of the consideration and the subcontractor 30% of the consideration and in the event the subcontractor is granted less than 30% it is compensated at a rate of 1% of the total consideration for each 4% of the total consideration not subcontracted to the other party.

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

Other Strategic Agreements

        In 2006, we entered into a settlement agreement with a European aircraft company pursuant to claims made by us of potential patent infringements by the aircraft company. Under the settlement agreement, we waived all claims against the aircraft company and granted it a non-exclusive license to certain of our patents in exchange for royalty payments. The aircraft company shall pay us an agreed royalty payment for each aircraft sold which includes embedded simulation by it or any of its affiliates that use any of the licensed patents.

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

        In June 1998, we formed a subsidiary in Singapore, BVR-S Pacific PTE, through which we support our operations in Singapore.

        The following table sets forth the amount of our revenues, for the periods indicated, by geographic regions:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(U.S. Dollars in thousands)

Sales
Israel	$406	$1,181	$824	$1,068	$2,284
Asia Pacific	19,462	10,391	4,596	6,274	2,120
Europe	7,846	2,041	2,710	8,358	4,557
America	-	854	4,554	3,099	1,142
Africa	576	-	-	397	-

Total	$28,290	$14,467	$12,684	$19,196	$10,103

Customers

        Currently, all of the end-user customers of our products are governments or companies that are regulated by government laws and regulations with respect to their military businesses.

        Although the composition of our customers has changed from year to year, and revenues from individual customers are subject to material increases and decreases depending on customer requirements, a customer located in Europe accounted for approximately 18% of our revenues in fiscal 2006, 5% of our revenues in 2005, 8% in 2004 and represented 1% of our backlog as of December 31, 2006. A customer located in Israel accounted for approximately 17% of our revenues in fiscal 2006, 2% of our revenues in 2005, 0% in 2004 and represented 1% of our backlog as of December 31, 2006. Another customer located in Europe accounted for approximately 16% of our revenues in fiscal 2006, 2% of our revenues in 2005, 3% in 2004 and represented 14% of our backlog as of December 31, 2006. One of our customers located in Asia Pacific accounted for approximately 12% of our revenues in fiscal 2006, 15% in fiscal 2005, 27% of our revenues in fiscal 2004, and represented approximately 51% of our backlog as of December 31, 2006. Another customer located in Europe accounted for approximately 0% of our revenues in fiscal 2006, 31% in 2005 and 2% of our revenues in 2004 and represented 0% of our backlog as of December 31, 2006. A customer located in Latin America accounted for approximately 5% of our revenues in fiscal 2006, 11% in 2005 and 34% of our revenues in 2004, and represented approximately 0% of our backlog as of December 31, 2006. Another customer located in Asia Pacific accounted for approximately 2% of our revenues in fiscal 2006, 14% in 2005 and 0% of our revenues in fiscal 2004 and also represented approximately 5% of our backlog as of December 31, 2006. We expect that sales of our products to a small number of customers will continue to account for a substantial percentage of our net revenue in the foreseeable future.

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

Competition

        We operate in a competitive environment with respect to most of our products. The defense industry has been characterized in recent years by a consolidation of companies, which has decreased the number, but increased the relative size and resources of competitors. Competition is based on price, product performance, reputation, reliability, maintenance costs and responsiveness to customer requirements, including the ability to respond to changing technology. Some of the companies with which we compete, such as divisions of Thales, Lockheed-Martin, L-3 Communications, Cubic, IAI (in some countries), Elbit Systems and CAE, have substantially greater financial, marketing and other resources than ours and have the ability to develop and market products competitive with ours. We believe that our products favorably compete with those of our competitors based on their technological capabilities, price/performance ratio, proven track record and common technological platform. We also believe that our competitive advantage is in our relatively small size that enables us to be more flexible and responsive to customer requirements than our larger competitors. In addition, we assume that we typically have lower overhead costs than our larger competitors.

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

        Our internally financed expenditures for all research and development programs during fiscal 2006, 2005 and 2004 totaled approximately $0.6 million, $0.6 million and $0.3 million, respectively, and represented 6%, 3% and 2% of our revenue, respectively. Royalty-bearing grants received in the past from the Office of the Israeli Chief Scientist, or OCS, for research and development were offset against our research and development costs. In fiscal 2006, 2005 and 2004, we did not receive any grants from the OCS. We expect that we will continue to commit resources to research and development in the future

Intellectual Property

        In order to protect our proprietary rights and technology used in our products, we rely primarily upon a combination of patents, trademarks and copyrights as well as on unpatented proprietary know-how, trade secrets, and various confidentiality and other agreements with employees, consultants and others, to protect our trade secrets and know-how. These methods, however, may not afford complete protection and we cannot be sure that others will not independently develop products including our trade secrets and know-how or obtain access thereto.

        BVR has five United States patents relating to the collision warning and the data link features incorporated in our Ehud™ systems, the animation technology incorporated in our simulators and our airborne avionics simulator technology. Several of these patents were also granted or applied for in Israel and/or in specific countries in the European Community and worldwide.

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

C. Organizational Structure

        We are controlled by Chun Holdings L.P., which, assuming the exercise of its warrants to purchase 10,864,444 ordinary shares and assuming no other exercise of our convertible securities, beneficially owns 54.03% of our currently outstanding ordinary shares.

        We hold 100% of the issued and outstanding share capital of BVR-S Pacific PTE, which is incorporated under the laws of Singapore.

D. Property, Plant and Equipment

        Our executive offices and research and development facilities are located in Rosh Ha’ayin, Israel. At this location, in 2006, we leased approximately 2,539 square meters of office space at a monthly rent of approximately $23,000. This lease will expire on September 14, 2009. See also Note 16B to our Consolidated Financial Statements.

        We lease approximately 875 square meters of manufacturing facilities in Ashdod, Israel for a monthly rent of approximately $11,000. This lease will expire on October 31, 2007.

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

Stock-Based compensation

        As of January 1, 2006, our financial statements comply with Accounting Standard No. 24, “Share-Based Payments” which requires our share-based payment transactions, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, to be recognized in our financial statements. Standard No. 24 requires the restatement of comparative data relating to periods after March 15, 2005. As of December 31, 2005, the charge for equity-settled share-based payments in the consolidated income statement is approximately $7,000.

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

        At the onset of each contract, we prepare a detailed analysis of our estimated cost to complete the project. Our project personnel evaluate the estimated costs at the project level. Significant projects are reviewed in detail by senior management on a quarterly basis.

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

Income Taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent that we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Significant management judgment is required in determining our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have a valuation allowance of $12 million as of December 31, 2006, which is equal to the value of the deferred tax asset consisting primarily of our net operating loss carry forwards. This indicates our management’s current assessment that because we are yet to generate taxable income, we cannot determine whether it is likely that we will be able to use this asset in the future. In the event that we generate taxable income in a particular jurisdiction in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

A. Results of Operations

        The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues that we believe to be significant in analyzing our results of operations. The data is as follows:

	For Years Ended December 31,
	2002	2003	2004	2005	2006

Revenues	100%	100%	100%	100%	100%
Cost of revenues	84%	94%	81%	77%	78%
Gross profit (loss)	16%	6%	19%	23%	22%
Research and development	5%	5%	2%	3%	6%
Selling, general and administrative expenses	25%	40%	23%	18%	35%
Operating profit (loss)	(14)%	(39)%	(6)%	2%	(19)%
Financing expenses, net	3%	5%	4%	1%	2%
Other income (expenses), net	-	-	2%	-	-
Profit (loss) before income taxes	(17)%	(43)%	(10)%	1%	(21)%
Income tax (expenses) benefits	(3)%	(2)%	-	-	(1)%
Net Profit (loss)	(20)%	(45)%	(10)%	1%	(22)%

Our order backlog as of December 31, 2006 was $22 million.

Subsequent Events

—	There are no substantial events subsequent to December 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues.

        Revenues in fiscal 2006 were $10.1 million, a decrease of 47% compared to revenues of $19.2 million in fiscal 2005. The decrease was primarily attributed to the completion of several significant projects in 2005, particularly to the progress achieved during 2005 in one significant project in Europe, which contributed $6.0 million to the revenues of fiscal 2005. In addition, according to the agreement signed with IAI on August 2005, we have received royalties from IAI amounting to $1.7 million during 2005. Revenues from sales of our live and embedded training systems products in fiscal 2006 accounted for 56%, compared to 64% of our revenues in fiscal 2005. Revenues derived from our virtual and constructive simulator products accounted for 44% of our revenues in fiscal 2006, compared to 36% of our revenues in fiscal 2005. The geographical breakdown of our revenues in fiscal 2006 was as follows: approximately 45% of our revenues were in Europe, 23% in Israel, 21% in Far East and 11% in America. In fiscal 2005, approximately 43% of our revenues were in Europe, 33% in Far East, 16% in America, 6% in Israel and 2% in Africa. The fluctuations in the proportion of our revenues attributed to geographic areas are the result of the completion of several contracts, which we had with various countries. Our agreements are multi-year contracts, and we generally recognize revenues on the percentage of completion method, recognizing expenses when incurred.

        In fiscal 2005, income from royalties and commissions was $1.7 million pursuant to the cooperation agreement with MLM signed in August 2005 which resolved past disagreements. During 2006, we recognized income from royalties in the amount of $276,000.

Gross Profit (Loss).

        Gross profit in fiscal 2006 was approximately $2.2 million, a decrease of $2.2 million from a gross profit of $4.4 million in fiscal 2005. The decrease in gross profit was primarily due to royalties revenues from IAI amounting to $1.7 million in 2005, together with a $0.8 million decrease in cost of revenue in 2005 as result of a reversal of certain previously accrued liabilities that are no longer payable as a result of the new agreement signed with IAI in 2005. Royalties from IAI in 2006 were $0.3 million. In addition, the decrease in revenues in 2006 in comparison to revenues in 2005 contributed to the decrease in gross profit. As a percentage of revenues, gross margin did not change significantly from an overall gross margin of 23% in fiscal 2005, to an overall gross margin of 22% in fiscal 2006. The gross margin from projects improved in 2006 due to higher gross margins in projects received during the end of 2005 and during 2006. The increase in gross margin in 2006 was offset by increased costs in one of our projects for the completion of the project. Our gross margin is influenced by various factors, such as the type and size of a project, and the portion of projects performed by subcontractors.

Research and Development Costs.

        Gross research and development expenditures consist primarily of salaries, subcontractors and other personnel related expenses related to design, development and enhancement of our products and, to a lesser extent, depreciation and other expenditures. Gross research and development expenses in fiscal 2006 were $0.6 million, the same as in fiscal 2005. Gross research and development expenses were primarily attributed to continuing the development of the EVA and its derivatives.

Selling and Marketing Expenses.

        Selling and marketing expenditures consist primarily of costs relating to payroll expenses, sales commissions, subcontractors and consultants, travel expenses, demonstrations, exhibitions and participation in trade shows. Selling and marketing expenditures in fiscal 2006 were $1.4 million, an increase of $0.1 million, or 5%, from $1.3 million in fiscal 2005. The increase in selling and marketing expenses was primarily attributed to the fact that we participated in 2006 in several exhibitions, including the Asian Aerospace Show, the Farnbourough Airshow and IITSEC, and from increasing our marketing activities for our EVA and IFEWS products.

General and Administrative Expenses.

        General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, office, vehicle and rental expenses. General and administrative expenses in fiscal 2006 were $2.2 million, an increase of $38,000, or 2%, from $2.1 million in fiscal 2005. The small increase in general and administrative expenses was primarily attributed to an increase in legal fees, professional fees and travel costs relating to our inquiries into a potential acquisition of a company. This increase was almost offset by a decrease in other professional fees, including market analysis of the training military market and management skills improvement, which took place in 2005.

Operating Profit (Loss).

        As a result of the foregoing, we had an operating loss of $(2.0) million in fiscal 2006, compared to an operating profit of $0.3 million in fiscal 2005. As a percentage of revenues, operating profit decreased from an operating profit of 2% in fiscal 2005, to an operating loss of (19%) in fiscal 2006.

Financial Expenses, Net.

        Financial expenses, net consist primarily of interest paid on loans and bank charges, net of income from interest earned on short-term deposits and interest on non-current receivables, gains or losses from derivatives instruments and gains or losses arising from foreign exchange erosion of monetary balances. Financial expenses, net in fiscal 2006 were approximately $0.19 million, similar to fiscal 2005. The changes in financial expenses, net were primarily attributed to a decrease in interest on loans received from banks due to reduced amounts of loans because of the repayment of loans during fiscal 2005 and fiscal 2006. The changes were also attributed to an increase in interest income received from cash deposits due to higher amounts deposited during the year, a decrease in bank charges relating to guarantees due to a decreased commission rate on guarantees amount, offset by losses from derivative instruments and foreign exchange losses.

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

Selling and Marketing Expenses.

        Selling and marketing expenditures consist primarily of costs relating to payroll expenses, sales commissions, subcontractors and consultants, travel expenses, demonstrations, exhibitions and participation in trade shows. Selling and marketing expenditures in fiscal 2005 were $1.3 million, an increase of $0.2 million, or 19%, from $1.1 million in fiscal 2004. The increase in selling and marketing expenses was primarily attributed to the fact that we participated in 2005 in several exhibitions including the Paris Air Show and Indian Air Show and from increasing our marketing activities for our Eva and IFEWS products.

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

Operating Profit (Loss).

        As a result of the foregoing, we had an operating profit of $0.3 million in fiscal 2005 compared to an operating loss of $(0.9) million in fiscal 2004. As a percentage of revenues, operating profit increased from an operating loss of (6%) in fiscal 2004, to an operating profit of 2% in fiscal 2005.

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

Other Income (Expenses), Net.

        We incurred other expenses of approximately $2,000 in fiscal 2005, compared to approximately $192 thousand net other income in fiscal 2004. The net income in 2004 was primarily attributed to gain on the forgiveness of a long–term loan from a former related party in the amount of $177, 000.

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

        The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31	Israeli inflation % rate	Devaluation of the NIS rate %	Israeli inflation adjusted for devaluation %

2002	6.5	7.3	(0.8)
2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	(8.3)

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

        As of December 31, 2006, we had an obligation to sell $200,000 for a total amount of NIS 846,000.

        The fair value of this derivative financial instrument was immaterial.

Political and Economic Conditions.

Political Conditions.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since September 2000. The election in early 2006 of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council and the tension among the different Palestinian factions may create additional unrest and uncertainty. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. We could be adversely affected by hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, or a continuous downturn in the economic or financial condition of Israel. In addition, several countries continue to restrict business with Israel and with companies having operations in Israel. We could be negatively affected by further adverse developments in the peace process, including the recent violence, or by restrictive laws or practices directed towards Israel or Israeli exporters.

        Like all male adult citizens and permanent residents of Israel, our directors, officers and employees who are under the age of 45, unless exempt, are obligated to perform up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. The majority of our officers and employees are currently obligated to perform annual reserve duty. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us. See “Item 4. Information on the Company – B. Business Overview – Conditions in Israel.”

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

        However, our old manufacturing facilities in Jerusalem and our facilities in Rosh Ha’ayin have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, known as the Investment Law. Consequently, these facilities are eligible, subject to compliance with specified requirements, for tax exemption for a period of two years and reduced tax rate of 25% for an additional period of five years on our increased income, if any, commencing on the day we derive taxable income from our facilities in Rosh Ha’ayin. We may utilize such tax benefits until 2016. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We expect to derive a substantial portion of our income from our Approved Enterprise facility.

B. Liquidity and Capital Resources

        Historically we have met our financial requirements primarily through the private sale of equity securities, customer payments and advances and the utilization of bank credit lines. In addition, we raised capital through equity financings in 2004 and in 2006. As of December 31, 2006, we had cash and cash equivalents of approximately $3.4 million and a positive working capital of approximately $3.4 million.

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

        In addition, we have obtained bank guarantees to secure our performance of certain obligations, including under our leases and contracts with customers. Of these guarantees, which amounted to an aggregate of $12.1 million on December 31, 2006, guarantees in an aggregate of $11.5 million are to be released by our obtaining specific performance milestones, which are scheduled to be completed through October 2012.

        In connection with our guarantees, loans and credit lines from banks, we have placed equally ranking, first priority fixed and floating liens on all of our assets.

        Our operating cash flow is influenced by cash provided from our customers as an advance and by cash used in the performance of ongoing projects. Operating activities for the year 2006, 2005 and 2004, provided (or used) cash of approximately ($2.4) million, $1.0 million and ($1.9) million, respectively. For fiscal 2006, cash derived from changes in assets and liabilities of ($0.8) million primarily consisted of an increase in trade receivables of ($2.9) million. Additionally, there was an increase in excess of advances from customers over amounts recognized as revenues of $2.1 million.

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

        For fiscal 2004, changes in operating assets and liabilities of $0.9 million primarily consisted of a decrease in trade payables of $1.1 million. Additionally, there was a decrease in trade receivables of $0.2 million, a decrease in other receivables and prepaid expenses of $0.4 million, a decrease in inventory of $0.2 million and a decrease in other payables and accrued expenses of $0.3 million.

        Investing activities for fiscal 2006, fiscal 2005 and fiscal 2004 used cash of approximately ($0.2) million, ($0.1) million and ($2.7) million, respectively. Cash flows used in investing activities in fiscal 2006 consisted primarily of a purchase of fixed assets in the amount of $0.3 million and a decrease in restricted bank deposits of $0.3 million and an increase in other assets in the amount of $0.3 million. The decrease in restricted bank deposits was due to a decrease in advanced payments and performance guarantees. .

        Cash flows used in investing activities in fiscal 2005 consisted primarily of a purchase of fixed assets in the amount of $0.3 million and a decrease in restricted bank deposits of $0.2 million. The decrease in restricted bank deposits was due to a decrease in advanced payments and performance guarantees.

        Cash flows used in investing activities in fiscal 2004 consisted primarily of an increase in restricted bank deposits of $2.6 million and purchase of fixed assets in the amount of $0.1 million. The increase in restricted bank deposits was due to an increase in advance payment and performance guarantees.

        Financing activities for fiscal 2006, fiscal 2005 and fiscal 2004 provided (or used) cash of approximately 3.1 million, ($0.5) million and $5.7 million, respectively.

        Cash flows used in financing activities in fiscal 2006 consisted primarily of share and warrant issuances in the amount of $3.6 million and the net repayment of long-term loans from banks of $0.5 million.

        Cash flows used in financing activities in fiscal 2005 consisted primarily of the net repayment of long-term loans from banks of $0.5 million.

        Cash flows provided by financing activities in fiscal 2004 consisted primarily of the issuance of ordinary shares and options in consideration for $9.7 million, the exercise of $3.1 million in stock options and the net repayments of $6.6 million, $0.4 million and $0.2 million, respectively, with respect to a short-term bank credit, a short-term loan from Chun and long-term loans from former shareholders.

        Our current assets exceed our current liabilities. We believe that the existing cash balances together with meeting forecasted cash flows from operating activities for fiscal 2007, as well as obtaining orders forecasted in the budget approved by the Board of Directors will be sufficient to meet our present working capital and capital expenditure needs.

C. Research and Development, Patents and Licenses

        See "Item 4 - Information on the Company - B. Business Overview - Research and Development; Intellectual Property."

D. Trend Information

Periodic Variations in Operating Results

        Due to the nature of our customers and products, our sales are often made pursuant to a relatively small number of customers and large orders. Consequently, an individual project from an individual customer can represent a substantial portion of our revenues in any one period. In addition, a significant project for any customer during one period may not be followed by further projects for the same customer in subsequent periods. Our sales and operating results may, therefore, vary substantially from period to period. In 2003, we experienced a significant increase in orders from Latin American countries. This would appear to be the result of our having invested substantial amounts of our time and resources from 2001, in developing a market that we believe to have significant commercial potential. In 2004, we successfully entered into a significant contract with a Portuguese entity pursuant to diligent marketing efforts. In 2005, we successfully entered into a significant contract with an Israeli company regarding a purchase order made by the Israel Air Force. In 2006, we successfully entered into five significant contracts with two major European companies and three foreign customers.

Delay in the Receipt of Required Export Approvals

        We purchase from manufacturers in the United States a portion of the commercial computers, a portion of the air combat maneuvering instrumentation pod’s hardware and other “off-the-shelf” products, such as navigation systems, which we incorporate into our products. The export of such components is subject to the approval of the United States Department of Commerce and/or the United States Department of Defense, which often restricts sales to certain countries. Since the events of September 11, 2001, the United States has imposed a longer bureaucratic process on the provision of approvals and has attached more stringent conditions; consequently, we have experienced delays in the receipt of such required approvals.

E. Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

        Our significant financial and contractual obligations as of December 31, 2006, and the periods in which such obligations are due are as follows:

Payments and Amount of Commitment
Expiration Per Period
(U.S. Dollars in Thousands)

Contractual Obligations(1)	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Borrowed Lines of credit	636	636	-	-	-

Guarantees:
Performance guarantees	6,087	5,159	336	-	592
Advance payment guarantees	5,423	1,998	465	2,960	-
Other bank guarantees	602	602	-	-	-

Total Guarantees	12,112	7,759	801	2,960	592

Operating lease commitments	876	406	470	-	-

Total commercial commitments	13,624	8,801	1,271	2,960	592

(1) Excludes liability for employee severance benefits, net in the amount of $166,000 and long term payable in respect of income taxes of $154,000.

G. Safe Harbor

        Not applicable.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

        The following table lists the name, age and position held by each of our executive officers and directors, as of March 31, 2007:

Name	Age	Position

Aviv Tzidon	51	Director and Chairman of the Board of Directors

Avi Leumi	43	Director
Uri Manor	64	Director

Avraham Gilat	60	Director
Rimon Ben-Shaoul	62	Director
Gadi Aviram	52	Director
Orit Stav	36	Director*
Amnon Harari	56	Director*
Ken Lalo	49	Director
Nir Dor	43	Director
Ilan Gillies	38	Chief Executive Officer
Reuven Shahar	48	Vice President of Finance and Chief Financial Officer
Dekel Tzidon	47	Vice President of Development and Chief Technological Officer
Gilad Yavets	37	Vice President of Marketing

*External Director

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

        Uri Manor has been a director since March 1, 2004. Mr. Manor has served as Managing Director of Datus Ltd., a consulting company specializing in the marketing of defense systems since January 1, 1996 and Managing Director of Loven Hachatzav Ltd., a holding company specializing in high tech and defense companies since 2001. Mr. Manor is also a member of the board of directors of Soltam Systems, Fibrotex International and Aeronautics Defense Systems Ltd.. Moreover, Mr. Manor represents Hindustan Aeronautics Limited in Israel. From 1969 to 1996, Mr. Manor held various management positions in Israel Aircraft Industries Ltd. including Deputy General Manager, MBT Division. Mr. Manor holds a B.Sc. and an M.Sc. in Aeronautical Engineering from the Technion, the Israel Institute of Technology.

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

Expiration of Term of Office

        No term of our external directors has expired, in accordance with the provisions of the Israel Companies Law – 1999, as amended from time to time (the Companies Law). On June 28, 2005, our shareholders extended Mr. Harari’s appointment to continue to serve as an external director for an additional three-year term.

B. Compensation

        The aggregate remuneration we paid for the year ended December 31, 2006 to all executive officers as a group (4 persons) was approximately $546,000 in salaries, fees, commissions and bonuses. This amount includes approximately $67,000 set aside to provide for pension, retirement or similar benefits provided to our directors and executive officers.

        Members of our board of directors, other than our external directors, do not receive cash compensation for their service on the board of directors or any committee of the board of directors. However, all of our directors are reimbursed for their expenses for each board of directors meeting attended. Our external directors received an aggregate of approximately $11,900 for the year ended December 31, 2006.

        At the meeting of our shareholders held on March 1, 2004, a special majority of our shareholders who voted at that meeting, approved the grant of an option to purchase 72,000 of our Ordinary Shares to each of our nine directors serving on our Board of Directors at the time, with the exception of Aviv Tzidon, the Chairman of our Board of Directors. The options vested with the following Directors upon their completion of one full year of service on our board following the March 1, 2004 shareholders meeting: Yaron Sheinman (formerly, a member of our board of directors), Avi Leumi, Uri Manor, Eric Chan, Gadi Aviram, Rimon Ben-Shaoul, Orit Stav and Amnon Harari and are exercisable at a price of $0.18 per share for a period of three years.

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

        Taking into account the option grants described in the preceding two paragraphs above, as of March 31, 2007, options to purchase 11,226,000 Ordinary Shares granted to our directors and executive officers under our option plans were outstanding. The exercise price of these options was $0.18 per share. Of these options, options to purchase 7,086,000 Ordinary Shares are currently exercisable or will become exercisable within 60 days of such date.

C. Board Practices

        Our articles of association provide for a board of directors of not less than two and no more than fifteen members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. The Israeli Companies Law, which entered into effect on February 1, 2000 and was amended most recently in March 2005 requires that, at least one external director have financial and accounting expertise and the other external directors are to possess professional qualifications as promulgated by regulations to the Companies Law; these regulations provide that financial and accounting expertise require such external director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The company’s board of directors is to determine such candidate’s qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the Companies Law and Israeli securities laws.

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

Audit Committee

        Under the Companies Law, the board of directors of any public company, as defined by the Companies Law, must appoint an audit committee comprised of at least three directors, including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer and a controlling shareholder or its relative and any director employed by the company or who provides services to the company on a regular basis. Ken Lalo (appointed following the resignation of Yaron Sheinman), Amnon Harari and Orit Stav currently serve as members of our Audit Committee. Orit Stav is the financial expert of the Committee.

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

Employee Share Option Plans

        We have two employee share option plans. Options granted under our option plans generally vest over a period of two to five years. Options granted under each plan expire five or eight years from the date of grant. Our share option plans are administered by our Board of Directors. All of our employees are eligible to participate in our option plans. Our board of directors has complete discretion to make all decisions relating to the interpretation and operation of our option plans, including the discretion to determine which eligible individuals are to receive an award, and to determine the type, number, vesting requirements and other features and conditions of each award.

        On January 4, 2004, our board of directors adopted a new share option plan under which options for the purchase of 5,000,000 Ordinary Shares of the Company may be granted to our employees and consultants. In 2006, our Board of Directors approved an increase to the total option program to 5,200,000 Ordinary Shares. Under this plan, as of March 31, 2007, 4,960,000 options were granted to employees and consultants of the Company, at an exercise price of $0.145 – $0.65 each. These options will vest over five years with one-fifth vesting each year, and each increment expiring three years after vesting. Moreover, as of March 31, 2007, an additional 240,000 Ordinary Shares of the Company were reserved for issuance pursuant to options issuable under this share option plan.

        As of March 31, 2007, we had outstanding options for the purchase of an aggregate of 4,966,000 Ordinary Shares of the Company.

Employees

        The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities:

	Year ended December 31,
Activity	2006	2005	2004

Production & Research and Development	66	53	49
Marketing and Sales	4	3	3
Administration and Management	10	10	11

Total	80	66	63

        As of, March 31, 2007, we employed approximately 68 employees in research and development operations and productions, both internally financed and pursuant to contracts with our customers performed an integral role in our various projects

        Our employees are required to sign a nondisclosure agreement covering all of our proprietary information which they might possess or to which they might have access. We believe that we have satisfactory labor relations with our employees and have never experienced a work stoppage.

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

        We follow a practice, although not legally required, to contribute funds on behalf of all of our employees to a fund known as “managers’ insurance”. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump-sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her basic salary and the employer contributes approximately 14% of the salary.

D. Share Ownership

        As of March 31, 2007, Aviv Tzidon beneficially owned an option to purchase 5,400,000 Ordinary Shares, (for further information, see item 6B) exercisable at a price of $0.18 per share for three years. Assuming the exercise of such options and no other exercise of our convertible securities, Mr. Tzidon will hold 4.42% of our then outstanding Ordinary Shares. In addition, Mr. Tzidon holds 33.3% of Chun LP, which beneficially owned, as of March 31,2007, 58,142,608 Ordinary shares and a four-year option to purchase 10,864,444 Ordinary Shares, vesting immediately and exercisable at a price of $0.18 per share. Assuming the exercise of such options and no other exercise of our convertible securities, Chun will hold 54.03% of our then outstanding Ordinary Shares.

        Other than Mr. Aviv Tzidon, none of our directors and officers beneficially owned more than 1% of our outstanding equity securities.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

        The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of, March 31, 2007, by each person or entity known to own beneficially more than 5% of our outstanding Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

CHUN Holdings Limited Partnership (3)	69,007,052	(6)	54.03%
c/o Yigal Arnon & Co.
1 Azrieli Center Tel-Aviv 67021 Israel

H.S.N General Managers Holdings LP	38,000,000	(4)	28.18%
7 Berkowitz St.
Tel Aviv Israel

Polar Investments House	8,411,167	(5)	7.148%
Platinum House
21 Ha'arbah St.
Tel Aviv 64731 Israel

Bank Leumi Le-Israel B.M.	6,111,111		5.23%
24-32 Yehuda Halevi St.
Tel Aviv 63432 Israel

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 31, 2007.

(2)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of March 31, 2007 are treated as outstanding only for the purposes of determining the percent owned by such person or group. The percentage of outstanding ordinary shares is based on 116,863,757 Ordinary Shares outstanding as of March 31, 2007.

(3)	Based on information reported by Chun LP in its Schedule 13D, the general partner of Chun LP is Chun Holdings Ltd., a private Israeli company jointly held by Aviv Tzidon (33.3%), Aeronautics Defense System Ltd. (33.3%) and Prescient System & Technologies Pte. Ltd. (33.3%).

(4)	Includes three separate warrants for the purchase of 6,000,000 ordinary shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions.

(5)	Includes 3,181,807 Ordinary Shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd. It also includes a four-year warrant to purchase 2,158,960 (including 911,678 warrants held by Koonras) of our Ordinary Shares at a price of $0.18 share, exercisable immediately.

(6)	Includes a four-year warrant to purchase 10,864,444 of our Ordinary Shares at a price of $0.18 share, exercisable immediately.

As of March 31, 2007, there were a total of five holders of record of our ordinary shares with addresses in the United States. Such United States holders were, as of such date, the holders of record of 13,256,359 ordinary shares representing approximately 11.34% of our outstanding share capital.

B. Related Party Transactions

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

On January 1, 2007, following the expiration of the above agreement, we entered into a new agreement with Consult Wise Pte Ltd. Pursuant to this agreement, we agreed to pay Consult Wise $3,500 per month for the provision of its marketing services and $3,500 per month for supporting our operating programs in Singapore, for a period of two years commencing January 1, 2007; furthermore, Consult Wise is entitled to commissions on purchase orders issued by customers introduced to us pursuant to its marketing services. For further information see:

—	“Sale of Shares and Issue of Warrants to Investors” below.

—	Note 16 and note 20 to the Consolidated Financial Statements included in this annual report.

—	Agreement with Affiliate of Dekel Tzidon

—	On March 1, 2004, the Company entered into a consulting agreement with Eyepoint Ltd., an Israeli company wholly owned by Mr. Dekel Tzidon, brother of Mr. Aviv Tzidon, the Chairman of our Board of Directors. Pursuant to this consulting agreement, Mr. Tzidon continues to serve as the Company’s Vice President of Research & Development and Chief Technological Officer. The terms of this agreement were approved by the Company’s Audit Committee in July 2004.

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

Sale of Shares to and Issue of Warrants to Chun

        On November 21, 2003, Chun Holdings Ltd., or Chun, issued a tender offer to purchase all of our outstanding shares for a purchase price of $0.18 per share. Pursuant to the tender offer, which expired on December 30, 2003, some of our shareholders, including Clal Industries Ltd. and our former controlling shareholder Elisra Electronics Systems Ltd., or Elisra, tendered an aggregate of 7,142,608 of their shares, constituting 67% of our issued and outstanding share capital. Upon the request of Chun, all of the tendered shares were registered in the name of its affiliate Chun Holdings L.P., or Chun LP which became our controlling shareholder. As of, March 31, 2007 Chun was holding an aggregate of 49.75% of our outstanding shares and 54.03 % including options that are exercisable within 60 days of March 31, 2007.

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

        Chun also agreed on such date to provide our company with a credit line in the amount of $3.2 million. In consideration for this credit line our Audit Committee and our Board of Directors agreed, subject to shareholder approval, to grant Chun a four-year warrant to purchase an additional 40,000,000 of our Ordinary Shares for an exercise price of $0.18 per share. A special majority of our shareholders who did not have a personal interest in the transaction and who voted at our shareholders meeting held on March 1, 2004, approved the grant of the warrant. Chun, however, waived its right to receive warrants for the purchase of 10,000,000 of our Ordinary Shares and agreed that such warrants be granted to other investors as disclosed below. During the third quarter of 2004, the $3.2 million credit line was replaced by an additional investment in the same amount made by Chun in our share capital.

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

B. Significant Changes

        There have been no material changes in our financial position since December 31, 2006; see Item 4 – Information on the Company – A. History and Development of the Company.

ITEM 9.	The Offer and Listing

A. Offer and Listing Details

        Our Ordinary Shares have traded on the Over The Counter Bulletin Board under the symbol BVRSF.OB since February 2003 and previously traded on the Nasdaq Small Cap Market from March 2001. From October 1998 until March 2001 our shares were traded on the Nasdaq National Market.

        The following table sets forth, for the periods indicated, the range of high and low sales prices of our Ordinary Shares:

	High	Low

2002
Year ending December 31, 2002	$3.00	$0.50

2003
Year ending December 31, 2003	$1.10	$0.75

2004
Year ending December 31, 2004	$1.10	$0.40

2005
First Quarter	$0.72	$0.20
Second Quarter	$0.21	$0.16
Third Quarter	$0.22	$0.14
Fourth Quarter	$0.22	$0.16

2006
First Quarter	$0.28	$0.16
Second Quarter	$0.27	$0.22
Third Quarter	$0.24	$0.18
Fourth Quarter	$0.22	$0.15
October	$0.22	$0.17
November	$0.21	$0.15
December	$0.21	$0.17

2007
January	$0.23	$0.19
February	$0.24	$0.21
March	$0.23	$0.21

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

        In July 2004, we entered into a follow on contract with a customer in Asia for the provision of integrated logistic support services for a period of three years for a training system that was previously provided by us. The contract price is approximately $1.6 million. We expect to complete this project during the first quarter of 2007. As of March 31, 2007, we received $1.4 million under this contract.

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

        In October 2004, we entered into a contract with Boeing for the integration of EHUD™ ACMI systems on Boeing’s new F-15K aircraft, to be supplied to the Republic of Korea Air Force. The contract price is approximately $1.5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the fourth quarter of 2006.

        In November 2004, we entered into a contract with Systex Corporation, a leading Asian system integration company for the supply of an infantry multi-weapon firing simulation system. The contract price is approximately $2.6 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the fourth quarter of 2007. As of March 31, 2007, we received $1.1 million under this contract.

        In January 2005, we entered into an additional contract with Systex Corporation for the supply of a tank simulation system. The contract price is approximately $1.4 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the fourth quarter of 2006.

        In September 2005, we entered into a contract with Elbit Systems for the supply of work-share in a new F-16I simulator for the Israel Air Force. The contract price is approximately $2.2 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2008. As of March 31, 2007, we received $2.0 million under this contract.

        In January 2006, we entered into an agreement with Aermacchi S.p.A., a leading manufacturer and producer of modern military training aircraft in Europe, for the upgrade of two MB339a training aircraft simulators. The contract price is approximately $4.5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the third quarter of 2007. As of March 31, 2007, we received $2.2 million under this contract.

        In March 2006, we entered into a contract with an international customer for the provision of an F-16 MLU Improved Unit Line Trainer.  The contract price is $2.7 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project.  We expect to complete this project during the first quarter of 2008. As of March 31, 2007, we received $1.8 million under this contract.

        In May 2006, we entered into an agreement with a leading European company for the provision of In-Flight Electronic Warfare Simulator (IFEWS). The contract price is approximately $1.7 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the second quarter of 2007. As of March 31, 2007, we received $1.2 million under this contract.

        In September 2006, we entered into a major contract with an international customer for the supply of a distributed naval embedded training system.  The contract price is $11.9 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project.  We expect to complete this project during the fourth quarter of 2010. As of March 31, 2007, we received $3.0 million under this contract.

        In December 2006, we entered into an agreement with a European customer, for the Embedded Virtual Avionics (EVA) solution. The contract price is approximately $1.2 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2007. As of March 31, 2007, we received $1.0 million under this contract.

        In January 2007, we entered into Licenses agreement with an aircraft manufacturer, for the Embedded Virtual Avionics (EVA) patent. As of March 31, 2007, BVR expected to receive approximately $0.5 million, which is payable by two equal installments. As of March 31, 2007, we received $0.1 million under this agreement.

        In March 2007, we entered into a three years maintenance contract for a naval embedded training system supplied by BVR to an international customer. The contract price is approximately $1.0 million, which is payable in accordance to timely milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2010.

        In March 2007, we entered into an agreement with a European customer, for the Embedded Virtual Avionics (EVA) solution for a leading jet trainer. The contract price is approximately $1.0 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2008.

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

General Corporate Tax Structure

        Israeli companies are subject to corporate tax at the rate of 29% of taxable income. Under current law, the corporate tax rates are scheduled to be reduced to 28% in January 2008, and are expected to be further reduced to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

        The Investment Law provides that terms and benefits included in any certificate of approval that was granted before the Encouragement Reform came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore the Encouragement Reform will not apply to any of our programs approved under the Investment Law before the Encouragement Reform.

A. The Investment Law before the Encouragement Reform

        The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not generally available with respect to income derived from products manufactured outside of Israel.

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

        Subject to compliance with applicable requirements, income derived from our Approved Enterprise facilities will be tax exempt for a period of two years after we have taxable income and will be subject to a reduced rate of corporate tax of up to 25% depending on the extent of foreign shareholders holding our ordinary shares for the following five years. Due to cumulative losses for tax purposes, we have not yet utilized tax benefits derived from our Approved Enterprise facilities.

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

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

        Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs which meet certain criteria and are approved by the Research Committee, a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditure, as determined by the Research Committee, in return for the payment of royalties from the sale of the product developed in accordance with the program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Chief Scientist ranging from 3% to 5% or in some cases, such as ours, ranging from 4% to 6%, on revenues from products developed using such grants until 100% of the dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for payment. See “Item 5–Operating and Financial Review and Prospects” and Note 18 to the Consolidated Financial Statements.

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

        On January 1, 2006, an amendment to the Israeli tax regime became effective (the “2006 Tax Reform”). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

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

        A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months proceeding this date he had been a substantial shareholder.

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

Interest Rate Risk

        We are exposed to interest rate volatility primarily relating to interest rate changes applicable to our withdrawals under our credit lines. Our credit lines bear interest at rates, which vary with changes in LIBOR. We do not speculate on the future direction of such interest rates. On March 2004, the Company reached an agreement with its principal bank lenders for the repayment of $6.55 million and the deferral of repayment of long-term loans totaling $1.5 million until the years 2005, 2006 and 2007. As of December 31, 2006, current maturities of long – term loans, $ 0.5 million bore interest at variable rates. The weighted average interest rates on short-term bank credit (linked to the U.S. dollar) as at December 31, 2006, 2005 and 2004 are 6.9%, 5.4% and 3.85, respectively. As of December 31, 2006, the interest expenses we attributed to the utilization of our credit lines amounted to $36,000. Interest risk is estimated as the potential increase in interest expenses from a hypothetical 10% increase in the interest rates. Assuming a hypothetical 10% increase, our interest expenses would increase by $3,000.

Equity Price Risk

        As of December 31, 2006, we did not have any marketable securities that were recorded at a fair value; hence there was no exposure to equity price risk

Foreign Currency Exchange Risk

        As of December 31, 2006, we had cash and cash equivalents in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $636,000 (out of $3.4 million in cash and cash equivalents that we had in total). Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our cash and cash equivalents would decrease immaterially by $58,000. As of December 31, 2006, we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $72,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by $7,000. As of December 31, 2006, we had other receivables in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $28,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by $3,000. As of December 31, 2006, we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $617,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $56,000. As of December 31, 2006, we had other payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,302,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the fair value of our accounts payable would increase by $118,000. As of December 31, 2006, we had long-term payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $320,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the fair value of our accounts payable would increase by $29,000.

        As of December 31, 2006, we had cash and cash equivalents in Singapore dollars or SGD or in funds linked thereto in the aggregate amount of $176,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/SGD exchange rate. Assuming such an increase in the dollar/SGD exchange rate, the fair value of our SGD accounts receivable would decrease by $16,000. As of December 31, 2006 we had accounts receivable in SGD or in funds linked thereto in the aggregate amount of $55,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/SGD exchange rate. Assuming such an increase in the dollar/SGD exchange rate, the fair value of our SGD accounts receivable would decrease by $5,000. As of December 31, 2006 we had other receivable and other payable in SGD or in funds linked thereto in the aggregate amount of $8,000 and $16,000, respectively. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/SGD exchange rate. Assuming such an increase in the dollar/SGD exchange rate, the results of operations of the Company would not have any material effect.

        As of December 31, 2006, we had cash and cash equivalents in Euro or in funds linked thereto in the aggregate amount of $115,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar/Euro exchange rate. Assuming such a decrease in the dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $10,000. As of December 31, 2006, we had accounts receivable in Euro or in funds linked thereto in the aggregate amount of $1,035,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/ Euro exchange rate. Assuming such an increase in the dollar/SGD exchange rate, the fair value of our Euro accounts receivable would decrease by $94,000. As of December 31, 2006, we had account payables in Euro or in funds linked thereto in the aggregate amount of $73,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar/Euro exchange rate. Assuming such a decrease in the dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $7,000.As of December 31, 2006, we had other payables in Euro or in funds linked thereto in the aggregate amount of $217,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar/Euro exchange rate. Assuming such a decrease in the dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $20,000.

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

        As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures. Based on that evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006.

        The Chief Executive Officer and Chief Financial Officer have also concluded that there were no significant changes in the our internal controls or in other factors that could significantly affect the internal controls subsequent to the date that the evaluation was completed, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16	Reserved

ITEM 16A	Audit Committee Financial Expert

        Our board of directors has determined that Orit Stav is our audit committee financial expert.

ITEM 16B	Code of Ethics

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

        The following table presents fees for professional audit services rendered by Somekh Chaikin, a member of KPMG International (independent auditors) for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2006 and 2005, and fees billed for other services rendered by Somekh Chaikin, a member of KPMG International (independent auditors).

	2006	2005
	(In thousands)

Audit Fees(1)	$89	$111
Audit-Related Fees(2)		-
Tax Fees(3)	6	-
All Other Fees(4)	15	-

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s Consolidated Financial Statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees principally for assurance and related services that are not reported under Audit Fees.

(3)	Tax fees consist of tax compliance fees for the preparation of original and amended tax returns, claims for refunds and tax advice.

(4)	Fees regarding due diligence of a company BVR considered of buying.

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

PART III

ITEM 17	Financial Statements

        The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18	Financial Statements

We have responded to Item 17 in lieu of this item

ITEM 19	EXHIBITS

        The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description

1.1*	Memorandum of Association of Registrant

1.2*	Form of Articles of Association

4.1**	Management Services Agreement, dated March 18, 2002, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

4.2***	Management Services Agreement, dated April 6, 2003, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

4.3†	Lease Agreement, dated September 14, 1999, as amended, between BVR Technologies Ltd. and Minrav Holdings Ltd. (an English summary accompanied by Hebrew original)

4.4†	Lease Agreement, dated August 29, 1999, between the Registrant and Electra Real Estate Ltd.(an English summary accompanied by Hebrew original)

4.5****	Share Purchase Agreement, dated March 1, 2004 between the Registrant and the purchasers identified therein

4.6****	Cooperation Agreement, dated August 11, 2005, between the Registrant and Israel Aircraft Industries on behalf of MLM. As this addendum is written in Hebrew, a translation is attached hereto.

4.7****	Share Purchase Agreement, dated March 5, 2006 between the Registrant and Nir Dor on behalf of H.S.N General Managers Holdings L.P., an Israeli Limited Partnership.

8†	Subsidiaries of the Registrant

10.1	Consent of Independent Registered Public Accounting firm.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

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

****     Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2000.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.V.R. SYSTEMS (1998) LTD. By: /s/ Ilan Gillies —————————————— Ilan Gillies Chief Executive Officer

By: /s/ Reuven Shahar —————————————— Reuven Shahar Chief Financial Officer

Date: May 10, 2007

B.V.R. Systems (1998) Ltd.

Financial Statements
As of and For The Year Ended
December 31, 2006

B.V.R. Systems (1998) Ltd.

Consolidated Financial Statements as of December 31, 2006

Report of Independent Registered Public Accounting Firm
To the Shareholders of B.V.R. Systems (1998) Ltd.

We have audited the accompanying consolidated balance sheets of B.V.R. Systems (1998) Ltd. (the Company) and its subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2006 and 2005, and the consolidated results of their operations, changes in shareholders’ equity and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

As discussed in Notes 2O and 2T to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based compensation upon adoption of Israeli Accounting Standard No. 24 “Share-Based Payments”.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements. As described in Note 21B, the Company has restated its statements of net income for the years ended December 31, 2005 and 2004.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

May 10, 2007

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheets as of December 31

		2006	2005
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	2D,3	3,421	3,057
Restricted bank deposits	2D	967	2,271
Trade receivables	4	4,383	1,479
Other receivables and prepaid expenses	5	262	291
Inventories	6	2,021	2,076

Total current assets		11,054	9,174

Other non-current assets	7	1,155	93

Fixed assets, net	8	865	844

Other assets, net	2P	219	-

Total assets		13,293	10,111

/s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors	/s/ Ilan Gillies —————————————— Ilan Gillies President and Chief Executive Officer	/s/ Reuven Shahar —————————————— Reuven Shahar Chief Financial Officer

Approval date of the financial statements: May 10, 2007

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheets as of December 31

		2006	2005
	Note	US$ thousands	US$ thousands

Liabilities and Shareholders' equity

Current liabilities
Current maturities of long-term bank loans	13	516	517
Short-term loan	9	120	120
Trade payables	10	1,487	1,564
Excess of advances from customers over amounts
recognized as revenue	11	2,952	854
Other payables and accrued expenses	12	2,492	2,077

Total current liabilities		7,567	5,132

Long-term liabilities
Long-term bank loans	13	-	516
Long-term payable in respect of income tax	17H	154	607
Liability for employee severance benefits, net	14	166	79

Total long-term liabilities		320	1,202

Commitments and contingencies	16

Shareholders' equity	15
Share capital:
Ordinary shares, NIS 1.00 par value
400,000,000 and 200,000,000 shares authorized,
116,863,757and 95,863,757 shares issued,
and 116,863,757 and 95,663,757 shares outstanding
as of December 31, 2006 and 2005, respectively		25,861	21,306
Additional paid-in capital		16,992	*17,695
Accumulated deficit		(37,447)	*(35,224)

Total shareholders' equity		5,406	3,777

Total liabilities and shareholders' equity		13,293	10,111

*	Restated (See Note 2T)

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations for the years ended December 31

		2006	2005	2004
	Note	US$ thousands

Revenues:
Sales		9,827	17,450	12,684
Royalties and commissions	16A	276	1,746	-

Total revenues	19A	10,103	19,196	12,684

Cost of revenues	19B	7,866	(1)* 14,806	(1) 10,291

Gross profit		2,237	* 4,390	2,393

Operating expenses:
Research and development		615	614	294
Selling and marketing		1,430	1,356	1,139
General and administrative		2,155	2,117	1,822

Operating profit (loss)		(1,963)	303	(862)

Financial expenses, net	19C	(185)	(187)	(496)
Other income (expenses), net	19D	-	(2)	192

Profit (loss) before income taxes		(2,148)	114	(1,166)
Income tax expense	17	(75)	(1) -	(1) (59)

Net profit (loss) for the year		(2,223)	* 114	(1,225)

Profit (loss) per share:
Basic and diluted profit (loss) per share (in US $)		(0.02)	0.00	(0.01)

Weighted-average number of ordinary
shares of nominal NIS 1.00 par value
outstanding (in thousands) used in
calculation of the basic and diluted profit
(loss) per share		112,361	95,528	106,342

*	Restated (see Note 2T).
(1)	Reclassified

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Statement of Changes in Shareholders' Equity

	Number of Ordinary Shares outstanding (NIS 1 par value)	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity
		US$ thousands	US$ thousands	US$ thousands	US$ thousands

Balance as of
January 1, 2004	10,660,874	2,529	21,408	(34,113)	(10,176)

Issuance of shares and options	66,872,669	14,744	**(2,911)	-	11,833
Issuance of shares in
respect of services	200,000	45	(9)		36
Exercise of stock options	17,666,667	3,929	**(788)	-	3,141
Net loss for the year	-	-	-	(1,225)	(1,225)

Balance as of
December 31, 2004	95,400,210	21,247	17,700	(35,338)	3,609

Issuance of shares
in respect of services	263,547	59	(12)	-	47
Employee stock option
compensation	-	-	*7	-	*7
Net profit for the year	-	-	-	*114	*114

Balance as of
December 31, 2005	95,663,757	21,306	*17,695	* (35,224)	3,777

Issuance of shares
in respect of services	1,200,000	262	(41)	-	221
Issuance of shares and
warrants	20,000,000	4,293	(693)	-	3,600
Employee stock option
compensation	-	-	31	-	31
Net loss for the year	-	-	-	(2,223)	(2,223)

Balance as of
December 31, 2006	116,863,757	25,861	16,992	(37,447)	5,406

*	Restated (see Note 2T)
**	Net of issuance expenses of US$ 243 thousand

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31
	2006	2005	2004
	US$ thousands

Cash flows from operating activities
Net profit (loss) for the year	(2,223)	*114	(1,225)
Adjustments to reconcile net profit (loss) to net cash flows
from operating activities (A)	(219)	*905	(727)

Net cash (used in) provided by operating activities	(2,442)	1,019	(1,952)

Cash flows from investing activities
Purchases of fixed assets	(295)	(339)	(113)
Proceeds from sale of fixed assets	-	6	-
Decrease in long-term deposits	-	25	-
Decrease (increase) in restricted bank deposits	310	199	(2,563)
Other assets	(292)	-	-
Changes in loans to employees	-	-	(9)

Net cash used in investing activities	(277)	(109)	(2,685)

Cash flows from financing activities
Short-term bank credit, net	-	-	(6,566)
Repayment of short-term loan from related party	-	-	(430)
Repayment of long-term loans from related parties	-	-	(204)
Repayment of long-term loans from banks	(517)	(517)	-
Issuance of shares	3,600	-	9,733
Exercise of stock options and warrants	-	-	3,141

Net cash provided by (used in) financing activities	3,083	(517)	5,674

Increase in cash and cash equivalents	364	393	1,037
Cash and cash equivalents at the beginning of the year	3,057	2,664	1,627

Cash and cash equivalents at the end of the year	3,421	3,057	2,664

*	Restated (see Note 2T)

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Cash Flows (cont'd)

	Year ended December 31
	2006	2005	2004
	US$ thousands

A. Adjustments to reconcile net profit (loss) to net
cash flows from operating activities

Income and expenses not involving cash flows:
Gain on sale of fixed assets	-	(2)	-
Depreciation and amortization	394	364	690
Stock based compensation	31	*7	-
Increase (decrease) in liability for employee
severance benefits, net	87	10	(391)
Forgiveness of debt	-	-	(177)
Services in exchange for shares issuance	114	47	36

	626	426	158

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(2,904)	2,405	210
Decrease in other receivables and prepaid expenses	68	144	439
Increase (decrease) in excess of advances from customers
over amount recognized as revenue	2,098	(2,425)	(307)
Decrease in inventories	55	1,163	164
Decrease in trade payables	(124)	(640)	(1,064)
Decrease in other payables and accrued expenses
(current and non-current)	(38)	(168)	(327)

	(845)	479	(885)

	(219)	*905	(727)

B. Non-cash transactions

Accounts payable in respect of fixed assets	47	-	61

Prepaid expenses in respect of share issuance	107	-	-

Conversion of short-term bank credit and long-term
loans from related parties into share capital, additional
paid-in capital and options	-	-	2,100

*	Restated (see Note 2T)

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 1 – General

A.	B.V.R. Systems (1998) Ltd. (“Company”), an Israeli incorporated company, was formed on January 6, 1998 in order to receive all of the assets and liabilities of the defense-related business of B.V.R. Technologies Limited (“BVR Tech”), a company formed in 1986, which were spun off to the Company on October 23, 1998 in exchange for the Company’s shares issued to the then shareholders of BVR Tech. In June 1998, the Company formed a subsidiary in Singapore, BVR-S Pacific PTE, which operates in Singapore.

The Company is engaged in developing, manufacturing and marketing of advanced training and computer-based simulation systems for military applications.

The Company’s business is exposed to numerous risks including product development, technological advancement and the introduction of these products to the world’s markets. Companies engaged in this field are required to invest significant resources and constantly update products. The future success of the Company is dependent upon the technological sophistication, price and quality of its products, and the provision of solutions to meet customers’ needs in comparison to competitors. The principal markets for the Company’s products are mainly Europe, Israel and the Far East. Most of the Company’s customers are either government institutions or entities controlled by governments.

B.	In December 2003, Chun Holding L.P. (“Chun”), a limited partnership controlled by Aviv Tzidon, Aeronautics Defense Systems Ltd. and Prescient Systems & Technologies Pte. Ltd., gained control of the Company by purchasing the Company’s shares through a tender offer, from other shareholders and through a share issuance in March 2004 (see Note 15C for more details). As of December 31, 2006, Chun holds approximately 50% of the outstanding shares of the Company.

C.	At December 31, 2006, the Company has working capital of $3.5 million, and cash and cash equivalents balance of $3.4 million, compared to cash and cash equivalents balance of $3.1 million at December 31, 2005. In addition, during the year ended December 31, 2006, the Company’s total revenues from sales, commissions and royalties totaled $10.1 million compared to $19.2 million during 2005, with a negative cash flow from operations during 2006 of $2.4 million. Based on current forecasts, management believes that the Company has sufficient liquidity to finance operations for the next twelve months.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies

The financial statements have been prepared in accordance with generally accepted accounting principles in Israel. See Note 21 for reconciliation to accounting principles generally accepted in the United States.

A.	Financial statements in U.S. dollars

The currency of the primary economic environment in which the operations of the Company and its subsidiary are conducted is the U.S. dollars (“Dollar”, or “$”).

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

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany transactions and balances were eliminated in consolidation.

C.	Use of estimates

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

D.	Cash equivalents and restricted bank deposits

The Company considers all highly liquid investments with a maturity of three months or less from date of purchase, to be cash equivalents.

Restricted bank deposits are comprised of cash deposited in banks in respect of bank guarantees granted to the Company’s customers as partial collateral for the continued performance of work and advances received from the customers. The withdrawal of these deposits is based on the progress of the work and is subject to customer approval. The Company recorded liens on these deposits in favor of the banks that granted the guarantees. The restricted deposits are linked to the U.S. dollar and bear annual interest of 4.66%.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

E.	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and components	- On the "first-in, first-out" method
Finished products	- On the basis of actual manufacturing cost.

F.	Trade receivables

Open accounts include amounts billed to customers relating to transactions arising in the ordinary course of business. Customers of the Company in the context of long-term contracts are billed in accordance with milestones determined in the agreements. In respect of the majority of the contracts, advances are paid upon the signing of the contract.

G.	Allowance for doubtful accounts

The financial statements include an allowance which Management believes adequately reflects the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance Management based its estimate on information at hand about specific debtors, including their financial situation, aging of the receivable and evaluation of the security received from them or their guarantors, if any.

H.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using straight-line method using annual rates and periods as follows:

%

Computer and electronic equipment	20 - 33.3
Manufacturing equipment	10 - 15
Office equipment	6 - 15
Leasehold improvements	The shorter of the estimated useful lives and the
lease term of the related leasehold

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

I.	Revenue recognition

(1)	Recognition of revenues and costs from long-term contracts

Revenue and costs from work in progress under long-term contracts are recognized in accordance with Israeli Accounting Standard No. 4 as follows:

a.	Revenues and costs from work performed under long-term contracts are recognized according to the “percentage-of-completion” method, if all of the following conditions are fulfilled: the revenues are known or capable of being reliably estimated, collection of the revenues is probable, the costs involved with execution of the work are known or capable of being reliably estimated, there is no material uncertainty regarding the ability to complete the work and comply with the contractual terms with the customer and the rate of completion can be reliably estimated. If the conditions enumerated above are not met, income is recognized at the level of the costs incurred and expected to be recovered (“zero margin”).

b.	The percentage of completion is measured on the basis of cost (the ratio of the costs incurred to the total estimated costs). Work in progress under long-term contracts is stated at cost less amounts charged to cost of revenues in the statement of operations and associated with revenue recognized on the basis of the “percentage-of-completion” method. Cost includes direct costs of materials, labor, subcontractor and other direct costs and allocated indirect manufacturing costs.

c.	Anticipated losses on contracts are provided for in full when determined to be expected.

d.	Estimated profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. The effect of such changes in estimates is recognized in the statement of operations at the time of their identification.

e.	The Company provides warranties on sales of systems to certain customers for periods of up to 24 months, however not beyond the date of sale. The expenses related to the warranty period are taken into consideration in the direct cost of the contracts, based on management’s estimation and in accordance with the Company’s prior experience.

(2)	Revenue from royalties and commissions

Royalties and commission revenues resulting from the cooperation agreement with Israel Aircraft Industries Ltd. (“IAI”) (see Note 16A for more details), are being recognized when the related payments are received by IAI. The Company determines such revenues by receiving confirmation of payments subject to royalties and commissions from IAI.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

J.	Research and development costs

Research and development costs are charged to the statement of operations, as incurred.

K.	Selling and marketing costs

Selling and marketing costs are charged to selling and marketing expenses in the statement of operations.

L.	Income taxes

Income taxes for all periods presented have been computed on the basis of income tax rates applicable to the Company and its subsidiary as separate stand-alone entities.

The Company accounts for income taxes under the liability method of accounting.

Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, as well as loss carry forwards, and are measured using the prevailing tax rates and laws that will be in effect when the differences are expected to be utilized. The main factors, in respect of which deferred taxes were not calculated is the realization of investment in a subsidiary that management intends to retain. Similarly, deferred taxes have not been provided for future taxable distributions from the subsidiary, since it is the Company’s policy not to initiate a distribution of dividends that involves additional tax liability.

Deferred tax assets for future tax benefits are not included where their realization is less than probable. As such, the Company has recorded a full valuation allowance in regard to all tax loss carry forwards as well as for other temporary differences (see Note 17F).

M.	Impairment in value of assets

The Company applies Israeli Accounting Standard No. 15 – Impairment in Value of Assets (hereinafter – Standard No. 15). Standard No. 15 provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price and the use value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

The standard applies to all the assets in the consolidated balance sheet, except inventory, deferred tax assets and monetary assets. In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has been impaired. When the value of an asset in the consolidated balance sheet is higher than its recoverable value, the Company recognizes a loss from the impairment in value in the amount of the difference between the book value of the asset and its recoverable value. The loss thus recognized will be cancelled only in the event of changes occurring in the estimates that were used to determine the recoverable value of the asset since the date on which the most recent loss from the impairment in value was recognized.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

N.	Basic and diluted income (loss) per share

Until December 31, 2005, basic profit (loss) per share was computed based on the weighted average number of Ordinary Shares of nominal NIS 1.00 par value outstanding during each year, plus the effect of options and warrants outstanding at year-end the exercise of which is probable. Diluted profit (loss) per share was computed based on the weighted average number of Ordinary Shares used for computing the basic profit (loss) per share plus options and warrants which were not included in the basic profit (loss) per share calculation and which do not have an anti-dilutive effect.

As of January 1, 2006 the Company implemented Israeli Accounting Standard No. 21, “Earnings per Share” (hereinafter – Standard No. 21) of the Israel Accounting Standards Board (hereinafter – IASB). In accordance with the provisions of the Standard, the Company calculates basic earnings or loss per share with respect to earnings or loss, and basic earnings or loss per share with respect to earnings or loss from continuing operations, which is attributable to the ordinary shareholders. The basic earnings per share are calculated by dividing the earnings or loss attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. In order to calculate the diluted earnings per share, the Company adjusts the earnings or loss attributable to the ordinary shareholders, and the weighted average number of outstanding ordinary shares, in respect of the effects of all the dilutive potential ordinary shares (such as options).

O.	Accounting for stock-based compensation

Until December 31, 2005, the Company recorded expenses with respect to stock options granted to employees and service providers that provide similar services to those provided by employees, in accordance with the intrinsic value method described in United States Accounting Principles Board Opinion No. 25 (APB No. 25) “Accounting for Stock Issued to Employees”. Shares issued to service providers were recorded based on the cost of service provided at the grant date of the shares issued.

As of January 1, 2006, the Company adopted Israeli Accounting Standard No. 24, “Share-Based Payments” (hereinafter – Standard No. 24) which requires that share-based payment transactions, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with Standard No. 24, share-based payment transactions in which goods or services are received will be recognized at their fair value. Standard No. 24 applies to share-based payment transactions conducted after March 15, 2005 that have not yet vested on January 1, 2006. Furthermore, the Standard applies to liabilities deriving from share-based payment transactions existing on January 1, 2006. Standard No. 24 requires that comparative data relating to periods after March 15, 2005 be restated. As of December 31, 2005, the charge for equity-settled share-based payments in the Consolidated Statement of Operations is US$ 7 thousand (see Note 2T).

The Company records salary expense and an increase in its shareholders’ equity, over the vesting periods, based on the fair value of the options on the grant date, using the Black & Scholes pricing model.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

P.	Other Assets

Other assets are comprised of costs incurred internally for the development of computer software intended for sale, lease or marketing which are reported at the lower of unamortized cost or net realizable value in accordance with the guidelines prescribed by Statement of Financial Accounting Standard (“SFAS”) No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Capitalization of software development costs is made upon reaching technological feasibility and is discontinued when the product is available for sale to customers. In 2006, the Company had technological feasibility and capitalized US$ 292 thousand development computer software costs as other assets. Capitalized software development costs are amortized over a period of three years, based on the expected useful life of the software. Amortization expense for the year ended December 31, 2006 was US$ 73 thousand. In 2004 and 2005, the Company recorded US$ 74 thousand and US$ 296 thousand, respectively as research and development expense in regards to the software development.

Q.	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist mainly of cash and cash equivalents, restricted bank deposits and trade receivables.

At December 31, 2006 and 2005, the Company had cash and cash equivalents, and restricted bank deposits which were deposited with major Israeli banks. Management believes that the financial institutions that hold the Company’s investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

Trade receivables include amounts billed to customers. Management periodically evaluates the collectibility of these trade receivables and adjusts the allowance for doubtful accounts to reflect the amounts estimated to be doubtful of collection.

The Company operates on the basis of agreements it signs with its customers. As the Company manages a limited number of projects at the same time, a delay in the execution of a project may have a material effect on the financial results of any given period. The majority of the Company’s transactions in progress are with major customers, see Note 19A.

R.	Fair value of financial instruments

The fair market value of the Company’s financial instruments, which are cash and cash equivalents, restricted bank deposits, loan from related party, trade receivables, short and long-term debt, trade payables, other payables and accrued expenses, and excess of advances from customers over amounts recognized as revenues approximate their carrying value as of December 31, 2006 and 2005, due to their short-term nature. The carrying amounts of the Company’s borrowings under its loan agreements approximate their fair value, since they bear interest that changes according to the LIBOR rate.

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

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

T.	Change in accounting principle and reclassification

The consolidated financial statements as of and for the year ended December 31, 2005, were restated in order to give retroactive effect to the change in the method of accounting for share-based payment transactions upon adoption of Standard No. 24 (see Note 2O).

(1)	The retrospective effect on the Consolidated Statement of Operations is as follows:

	Year ended December 31, 2005
	As reported	As restated
	US$ thousands	US$ thousands

Cost of revenues	14,739	*14,806
Gross profit	4,457	*4,390
Net profit for the year	121	114

*	Income taxes in the amount of US$ 60 thousand were classified to cost of revenues in previous period.

(2)	The effect on the consolidated statements of change in Shareholders’ Equity is as follows:

	December 31, 2005
	As reported	As restated
	US$ thousands	US$ thousands

Addition paid-in capital	17,688	17,695
Accumulated deficit	(35,217)	(35,224)

U.	Disclosure of effect of new accounting standards in the period prior to their implementation

1.	In July 2006, the Israel Accounting Standards Board (hereinafter – IASB) published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards” (“IFRS”). The Standard provides that entities subject to the Israeli Securities Law – 1968 that are required to report according to the regulations of this law are to prepare their financial statements for periods beginning as from January 1, 2008, according to IFRS. The Standard permits early adoption for financial statements published after July 31, 2006.

The Company will adopt IFRS with effect from January 1, 2008, based upon the guidance of IFRS 1, “First Time Adoption of IFRSs”. Upon adoption of IFRS in 2008, the Company will be required to present comparative financial statements as of and for the year ended December 31, 2007, prepared in accordance with IFRSs. The Company is examining the effects of the adoption of IFRS, but at this point is unable to evaluate the effect on its consolidated financial statements. The Company does not intend to implement IFRS earlier than required.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

U.	Disclosure of effect of new accounting standards in the period prior to their implementation (cont’d)

2.	In August 2006, the IASB published Accounting Standard No. 26, “Inventory”. The Standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairment in value of inventory written down to net realizable value. The Standard also provides guidelines regarding cost formulas used to allocate costs to various types of inventory. The Standard will apply to financial statements for periods beginning on January 1, 2007, or thereafter. Implementation of the Standard is not anticipated to have a material effect on the Company’s results of operations and financial position.

3.	In September 2006, the IASB published Accounting Standard No. 27, “Fixed Assets”. The Standard prescribes rules for the presentation, measurement and derecognition of property, plant and equipment and for the disclosure required in respect thereto. The Standard provides that upon the initial recognition of property, plant and equipment, the entity shall include in the cost of the item all the costs it will be required to incur in respect of a liability to dismantle and remove the asset and to restore the site on which it was located. Furthermore, the Standard provides that a group of similar fixed assets shall be measured at cost net of accumulated depreciation, and less impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset to above its initial cost as a result of the revaluation will be directly included in shareholders’ equity under a revaluation reserve. Any part of a fixed asset with a cost that is significant in relation to the total cost of the item shall be depreciated separately, including the costs of significant periodic examinations. The Standard also provides that a fixed asset that was purchased in consideration for another non-monetary item in a transaction having a commercial substance shall be measured at fair value.

If property, plant and equipment consist of several components with different estimated useful lives, the individual significant components should be depreciated over their individual useful lives.

Standard No. 27 will apply to financial statements for periods beginning on or after January 1, 2007, and will be adopted on a retroactive basis, except for asset retirement obligations for which initial adoption will be in accordance with the provision of Standard No. 27. Implementation of the Standard is not anticipated to have any effect on the Company’s results of operations and financial position.

4.	In December 2006, the IASB published Accounting Standard No. 23, “The Accounting Treatment of Transactions between an Entity and its Controlling Shareholder”. The Standard replaces the Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder) – 1996 and provides that assets and liabilities included in a transaction between the entity and its controlling shareholder shall be measured on the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders’ equity. A debit difference is recorded as a dividend and, accordingly, reduces retained earnings. A credit difference is recorded as an investment of the shareholder and shall, therefore, be presented under a separate item of shareholders’ equity called “capital reserve from transaction between an entity and its controlling shareholder”.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

U.	Disclosure of effect of new accounting standards in the period prior to their implementation (cont’d)

The Standard discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: (1) the transfer of an asset to the entity by the controlling shareholder, or conversely, transfer of an asset from the entity to the controlling shareholder; (2) the controlling shareholder assuming upon itself a liability of the entity to a third party, all or part, indemnification of the entity by the controlling shareholder in respect of an expense, and the controlling shareholder waiving the entity’s debt to it, all or part; and (3) loans that were granted to the controlling shareholder or loans that were received from the controlling shareholder. The Standard also provides the disclosure that is to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period. The Standard shall apply to transactions between an entity and its controlling shareholder that are executed after January 1, 2007 and to a loan that was granted to a controlling shareholder or that was received from it before the date this Standard came into effect as from the date of it coming into effect. In the opinion of the Company, implementation of the new standard is not anticipated to have a material effect on the Company’s results of operations and financial position.

5.	In March 2007 the IASB published Accounting Standard No. 30, “Intangible Assets”. The Standard explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, as well as the disclosures that are required. The Standard is implemented retroactively.

A research and development asset shall be recognized in the amount of its value less the amortization that would have accumulated from the date of creation until December 31, 2006 on the basis of the useful life of the asset, and less any accrued impairment losses. The amount of the adjustment shall be included in the balance of retained earnings of January 1, 2007.

Implementation of the Standard is not anticipated to have effect on the Company’s results of operations and financial position.

Note 3 – Cash and Cash Equivalents

	December 31
	2006	2005
	US$ thousands	US$ thousands

In U.S. dollars	2,494	1,968
In New Israeli Shekels	636	657
In other foreign currencies (Euro and Singapore Dollar)	291	432

	3,421	3,057

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 4 – Trade Receivables

	December 31
	2006	2005
	US$ thousands	US$ thousands

Open accounts	1,176	331
Unbilled revenue *	2,991	934
Receivables from related parties (see Note 20A)	51	180
Receivables from IAI (see Note 16A)	165	34

	4,383	1,479

*	Unbilled revenue is comprised as follows:

Accumulated amounts recognized as revenues	24,646	19,524
Less - advances from customers	21,655	18,670

	2,991	854
Other income receivable	-	80

Unbilled revenue	2,991	934

Information on contracts for long-term projects

	December 31 2006 and the year then ended	December 31 2005 and the year then ended
	Contracts for projects	Contracts for projects
	US$ thousands	US$ thousands

Amount of contracts for long-term projects
signed during the year	17,694	8,157

Portion of the cumulative amount of contracts
for long-term projects not yet recognized as
income at the year end	19,193	8,848

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 5 – Other Receivables and Prepaid Expenses

	December 31
	2006	2005
	US$ thousands	US$ thousands

Prepaid expenses	122	178
Receivables in respect of work in progress	104	59
Loans to employees	23	-
Others	80	116

	329	353
Less - allowance for doubtful accounts	67	62

	262	291

Note 6 – Inventories

	December 31
	2006	2005
	US$ thousands	US$ thousands

Finished products	1,969	1,969
Components for systems manufacturing	-	55
Raw materials	52	52

	2,021	2,076

Note 7 – Other Non-Current Assets

	December 31
	2006	2005
	US$ thousands	US$ thousands

Non-current restricted bank deposits	1,087	93
Non-current prepaid expenses	68	-

	1,155	93

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 8 – Fixed Assets

	December 31
	2006	2005
	US$ thousands	US$ thousands

Computer and electronic equipment	7,192	6,899
Manufacturing equipment	2,001	1,981
Office equipment	912	903
Leasehold improvements	274	254

	10,379	10,037

Less - accumulated depreciation and amortization	9,514	9,193

Net book value	865	844

Depreciation and amortization expense recorded for the years ended December 31, 2006, 2005 and 2004 was US$ 321 thousand, US$ 364 thousand and US$ 690 thousand, respectively.

Note 9 – Short-Term Loan

On October 1, 2003, shareholders of the Company (at that date) granted loans in the total amount of US$601 thousand, for a period of two years, bearing no interest. On March 2, 2004, loans in the amount of US$ 100 thousand were converted into shares of the Company, at a price of US$ 0.18 per share. On April 20, 2004, the Company reached an agreement for the repayment of US$ 204 thousand and a waiver of US$ 177 thousand out of the then outstanding loan amount.

As of December 31, 2006 and 2005, a loan in the amount of US$120 thousand is outstanding, bearing no interest. The Company expects to repay this loan during 2007.

Note 10 – Trade Payables

	December 31
	2006	2005
	US$ thousands	US$ thousands

Payables to IAI (see Note 16A)	207	129
Open accounts	995	1,228
Sub-contractor payables	285	207

	1,487	1,564

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 11 – Excess of Advances from Customers over Amounts Recognized as Revenue

	December 31
	2006	2005
	US$ thousands	US$ thousands

Advances from customers	9,565	11,326
Less - cumulative amounts recognized as revenue	6,613	10,472

	2,952	854

Note 12 – Other Payables and Accrued Expenses

	December 31
	2006	2005
	US$ thousands	US$ thousands

Payroll and related accruals	721	525
Provision for losses and completion	282	353
Government authorities	562	480
Other accrued expenses	927	719

	2,492	2,077

Note 13 – Long-Term Bank Loans

A.	Balances according to linkage basis and rates of interest

	Linkage Basis	Rates of Interest	December 31
			2006	2005
		%	US$ thousands	US$ thousands

Long-term bank loans	US dollar	6.929	516	1,033
Less - current maturities			(516)	(517)

			-	516

B.	During the second quarter of 2004, the Company reached an agreement with its principal bank to reschedule the repayment of loans in the amount of US$ 1,550 thousand, in three equal annual installments for the years 2005, 2006 and 2007.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 14 – Liability for Employee Severance Benefits, Net

A.	Under Israeli law, the Company is required to make severance payments to dismissed employees and to employees terminating employment under certain other circumstances. The Company’s liability for severance pay is fully provided for through insurance policies and by accrual.

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

	December 31
	2006	2005
	US$ thousands	US$ thousands

Severance pay	1,477	1,212
Less - amounts funded*	1,311	1,133

	166	79

* The Company may only withdraw amounts funded for the purpose of severance pay disbursement.

B.	Severance pay expenses (income) recorded for the years ended December 31, 2006, 2005 and 2004 were US$ 90 thousand, US$ 8 thousand and US$ (78) thousand, respectively.

Note 15 – Shareholders’ Equity

A.	The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol BVRSF.OB.

B.

	Issued		Outstanding
	December 31		December 31
	2006	2005	2006	2005

Ordinary shares of
NIS 1.00 par value	116,863,757	95,863,757	116,863,757	95,663,757

The authorized share capital of the Company as of December 31, 2005 was NIS 200,000,000 divided into 200,000,000 shares.

On July 25, 2006, the shareholders of the Company approved the increase of the authorized share capital of the Company to NIS 400,000,000, divided into 400,000,000 ordinary shares par value NIS 1.00 each.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Shareholders’ Equity (cont’d)

C.	On March 1, 2004, and during 2004, the Company completed the issuance of 66,872,669 shares, in the amount of US$ 11.8 million, of which US$ 9.8 million was issued in exchange for cash and $2.1 million was issued in exchange for the conversion of loans from banks and from a controlling shareholder.

In addition, Chun (see Note 1B) was granted an option (the “Options”) to purchase 40,000,000 ordinary shares of the Company, for an additional investment amount of up to US$7.2 million at an exercise price per share of US$ 0.18, for a period of four years. The option will expire in March 2008.

Chun has resolved, and instructed the Company, accordingly, that even though the shareholders of the Company have voted for the grant of all the options to Chun, Chun shall only be entitled to 28,531,111 of the options and the remaining 11,468,889 options shall be distributed as follows: 10,000,000 among the other shareholders of the Company, pro-rata to the cash invested by them during 2004, and 1,468,889 to the Company’s principal banks.

During the third quarter of 2004, Chun exercised 17,666,667 options into shares for the amount of US$ 3,180 thousand. At December 31, 2006 and 2005, there are 22,333,333 options outstanding.

D.	On March 21, 2006, the Company issued to a group of new investors 20,000,000 ordinary shares, for a total consideration of $ 3.6 million, together with three separate warrants for the purchase of 6,000,000 ordinary shares per each warrant, with exercise prices of $ 0.36, $ 0.54 and $ 1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions.

E.	In January 2004, the Company signed a three-year consulting agreement with Wise Pte Ltd. (“Wise”), a company owned and controlled by the brother of Aviv Tzidon, the Company’s Chairman of the Board of Directors.

According to the agreement, Wise will provide the Company marketing services in the Far East, in consideration of a monthly payment of US$ 3,000 each month by way of issuance of 16,667 of the Company’s ordinary shares each month.

During each of the years 2004, 2005 and 2006, the Company issued 200,000 ordinary shares, totaling 600,000 ordinary shares issued in respect to this agreement.

F.	On June 8, 2005, the Company issued to Tact Computers and Systems Ltd. (“Tact”) 63,547 ordinary shares of the Company in consideration for the services provided by Tact under a service agreement signed on February 2004.

G.	On January 1, 2006, the Company signed an expansion to the agreement signed with Electra Real-Estate Ltd. (“Electra”) during August 1999. According to the expansion, the Company issued to Electra 1,000,000 ordinary shares of the Company in consideration for part of the lease payments for the premises occupied by the Company.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Shareholders’ Equity (cont’d)

H.	Share-based compensation

1.	In August 2001, the Board of Directors of the Company approved an option plan to grant options for the purchase of up to 707,900 ordinary shares to the Company’s employees, directors and subcontractors. Each option is exercisable into one ordinary share of the Company at exercise prices of US$ 0.90 – US$ 2.69, equal to the market price of the share on the date of issuance.

The aforesaid options are exercisable in two increments, one third after one year from the date of issuance and two thirds after two years from the date of issuance. The options will expire after three years from the vesting date of each increment. At December 31, 2006, there are 32,600 options outstanding under this plan. No other options are available for additional grants under this plan.

2.	In 2004, the Company granted Aviv Tzidon, the Chairman of the Board of Directors, an option to purchase 9,000,000 ordinary shares of the Company vested in five equal increments subject to him serving as an active Chairman of the Board of Directors. The exercise price per share shall be US$ 0.18. The options will expire after three years from the vesting date of each installment. As at December 31, 2006, there are 9,000,000 options outstanding, 5,400,000 of which are exercisable.

At the same date, the Company also granted to each of the Company’s directors (not including Aviv Tzidon), options to purchase 72,000 shares of the Company (total of 648,000 shares), at an exercise per share of US$ 0.18. The options were subject to the completion of a full year of service. As at December 31, 2006, there are 576,000 options outstanding and exercisable, after the cancellation of 72,000 options of one director who did not complete a full year of service.

3.	In January 2004, the Company’s Board of Directors approved the grant of up to 5,000,000 options to the Company’s employees and service providers. In 2006, the Company’s Board of Directors approved an increase to the total option program to 5,200,000 options. Each option is exercisable into one ordinary share of the Company. At December 31, 2006, there are 3,924,000 options outstanding for employees and there are 1,064,000 options outstanding for service providers, 1,661,600 and 586,000 of which are exercisable for employees and service providers, respectively. As of December 31, 2005, there were 3,657,000 options outstanding for employees, of which 83,000 options were cancelled during 2006.

The options are exercisable at prices of US$ 0.145 to US$ 0.65 per share, and are exercisable in five equal increments commencing one year after their issuance. The options will expire after three years from the vesting date of each increment.

The cost of the benefit inherent in the options based on the fair value on the day of their grant in accordance with the provisions of Standard No. 24 of the Israel Accounting Standards Board (see Note 2O) amounts to approximately US$ 68 and US$ 29 thousand for 2006 and 2005, respectively. This amount will be recognized as an expense over the vesting period of each portion. An expense in the amount of US$ 31 thousand and US$ 7 thousand was recorded in 2006 and 2005, respectively.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Shareholders’ Equity (cont’d)

H.	Share-based compensation (cont’d)

4.	Data in respect of the option plans

a.	A summary of the status of the Company’s stock option plans as of December 31, 2006, 2005 and 2004, and changes during the years then ended, is as follows:

	As of December 31,
	2006		2005		2004
	Number of options	Weighted average exercise price (US$)	Number of options	Weighted average exercise price (US$)	Number of options	Weighted average exercise price (US$)

Options
outstanding at
the beginning
of the year	14,695,300	0.24	16,026,136	0.52	1,660,686	3.90
Granted	350,000	0.20	208,000	0.17	14,833,000	0.19
Forfeited	(448,700)	1.97	(1,538,836)	3.23	(467,550)	1.93

Outstanding at
the end of
the year	14,596,600	0.19	14,695,300	0.24	16,026,136	0.52

Options
exercisable at
year-end	8,256,200	0.19	5,805,300	0.33	3,529,136	1.70

b.	The following table summarizes information relating to stock options at December 31, 2006:

	Number of Options
	Outstanding	Exercisable

Exercise price (US$)

2.69	16,600	16,600
2.06	10,000	10,000
0.9	6,000	6,000
0.65	80,000	32,000
0.55	30,000	12,000
0.23	120,000	6,000
0.185	260,000	-
0.18	13,896,000	8,138,000
0.17	138,000	27,600
0.145	40,000	8,000

	14,596,600	8,256,200

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 15 – Shareholders’ Equity (cont’d)

H.	Share-based compensation (cont’d)

4.	Data in respect of the option plans (cont’d)

c.	Outstanding options as at December 31, 2006 may be exercised as follows:

	Number of options	Weighted average exercise price (US$)

Immediately	8,256,200	0.19
First year	2,719,600	0.18
Second year or thereafter	3,620,800	0.18

	14,596,600

d.	The fair value of the options granted and accounted for under Standard No. 24 was calculated on the basis of the Black & Scholes model for the pricing of options. The parameters that were used in order to implement the model are as follows:

	Option Granting date
	June 2005	August 2005	March 2006	June 2006	August 2006

Share price(in US$)	0.17	0.145	0.19	0.23	0.185
Exercise price
(in US$)	0.17	0.145	0.19	0.23	0.185
Expected volatility	175%	173%	167%	165%	163%
Life of options
(in years)	2-4	2-4	2-4	2-4	2-4
Risk-free
interest rate	3.74%	4.24%	4.74%	4.96%	4.95%
Rate of anticipated
dividends	0	0	0	0	0

The expected volatility was determined on the basis of the historical volatility in the Company’s share prices.

The life of the option warrants was determined on the basis of the management’s estimate of the period the employees will hold the options, taking into consideration their position with the Company and the Company’s experience regarding the turnover of employees.

The risk-free interest was determined on the basis of the yield to maturity of US$-denominated Government debentures with a remaining life equal to the anticipated life of the option warrants.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

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

During August 1999, the Company signed a new agreement with IAI (the “1999 Agreement”) which governs the cooperation between the parties and which also provides guidelines for fair competition between the parties, this without adversely impacting existing agreements previously signed with third parties.

The parties have agreed that the “Ehud” system will be marketed by each of the parties, in various territories, in consideration of the payment of various royalties to the other party.

As part of the 1999 Agreement, the following worldwide territories have been delineated:

1.	A territory in which one party operates exclusively requires payment of royalties to the other party at the rate of 4.75% – 12.5% of the contract consideration with respect to contracts executed in such countries until 2008. The party receiving the royalty shall not operate in this territory in any manner whatsoever.

2.	A territory in which the parties may compete, the selling party is required to pay the other party royalties at the rate of 4%-8% of the contract consideration, with respect to contracts executed in such countries until 2008.

3.	Countries not included in a. and b., above, shall be covered by a separate arrangement.

The agreement, whose terms are set forth above, apply to the sale of the “Ehud”systems. With regard to other product, separate royalty payment arrangements were set up.

On August 11, 2005, the Company and IAI signed a new agreement (the “2005 Agreement”) which continues and expands the 1999 Agreement. The 2005 Agreement expands cooperation between the parties in the marketing of Naval Combat Maneuvering Instrumentation Systems in various countries worldwide through the transfer of work share from the leading party to the other. The 2005 Agreement also sets the rate of royalties in all territories to 5% with respect to “Ehud” Systems. In addition, the 2005 Agreement resolved all disagreements between the parties prior to January 1, 2005. The term of the 2005 Agreement is for 10 years. As result of the resolution of the disagreements between the parties, the Company released during 2005, certain previously accrued liabilities in the amount of $780 thousand that are no longer payable as a result of the new agreement signed with IAI in 2005, this amount was credited to the cost of revenues during 2005. In 2006 and 2005, the Company recognized royalty revenue from IAI in the amount of US$ 0.3 million and US$ 1.7 million, respectively.

Furthermore, the Company recorded royalty fees to IAI in the amount of US$ 0.2 million and US$ 0.3 million for the years ended December 31, 2006 and 2005, respectively.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 16 – Commitments and Contingent Liabilities (cont’d)

B.	Lease commitments

The premises occupied by the Company are rented under various operating leases expiring at the end of September 2009. The future minimum annual rental payments as of December 31, 2006 are as follows:

Year ending December 31,	US$ thousand

2007	406
2008	274
2009	196

876

C.	Spin-off

In connection with the 1998 spin-off (see Note 1) the Company and BVR Tech entered into several agreements for the purpose of giving effect to the spin-off and defining the Company’s and BVR Tech’s working relationship, as follows:

1.	The Company and BVR Tech each undertook to indemnify and/or compensate the other (the “Injured Party”) for any amount, damage or expense that the Injured Party incurs in consequence of a third-party claim relating to a field of activity of the indemnifying party, concerning events occurring before the effective date of the spin-off, provided that the Injured Party notified the indemnifying party of the third-party claim and allowed the indemnifying party to manage and defend such claim. As of December 31, 2006, the Company has no information that would indicate that any material payments will be required in respect of this agreement.

2.	The Company and BVR Tech entered into an agreement concerning technology transfers and cross licenses between each of the parties. Under this agreement, BVR Tech transferred to the Company the rights to co-ownership of BVR Tech’s intellectual property as related to the defense-related operations transferred to the Company pursuant to the spin-off agreement. In January 2003, the Company and BVR Tech entered into a Technology Transfer and Assignment Agreement pursuant to which the Company purchased from BVR Tech all rights, title and interest to all patents that were in the co-ownership of the parties, in consideration for US$12 thousand.

3.	BVR Tech will only be entitled to exploit such intellectual property rights for its activities that do not conflict with the Company’s activities as conducted at the time of consummation of the spin off plan other than with respect to applications relating to simulation and training systems for commercial applications which shall be exploited solely by the Company. The Company and BVR Tech further agreed not to compete with each other’s business activities.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 16 – Commitments and Contingent Liabilities (cont’d)

D.	Liabilities and guarantees

1.	In order to provide security for the credit received from banks and for the bank guarantees provided in favor of the Company, the Company registered first degree fixed and floating liens on money deposits, a floating lien on all its property, assets and related insurance benefits and a floating lien on its unpaid share capital, its goodwill and its plant, assets and rights.

2.	On certain occasions the Company deposits cash and cash equivalents with certain financial institutions that have issued guarantees on behalf of the Company in favor of its customers. In order to fulfill the above-mentioned commitments, the Company places a charge on its bank deposits (including the insurance rights attached thereto). At December 31, 2006, there are US$ 2,054 thousand in current and non-current restricted bank deposits (as at December 31, 2005 – US$ 2,364 thousand current and non-current restricted bank deposits).

3.	Guarantees issued by banks in favor of the Company are as follows:

	December 31
	2006	2005
	US$ thousands	US$ thousands

Performance guarantees	6,087	6,294

Advance payment guarantees	5,423	2,266

Other bank guarantees	602	492

The expiration dates of the guarantees are up to October 31, 2012. Bank charges on those guarantees are attributed to financial expenses.

E.	Derivative financial instruments

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

F.	In November 2006, the Board of directors approved the new service agreement signed with Wise (see Note 15E) effective as of January 1, 2007. According to the agreement, Wise will provide marketing and support services in Singapore in exchange for a gross monthly fee of US$ 3,500 for marketing services and a gross monthly fee of US$ 3,500 for the support services. In the event that during the term of the new agreement, the Company shall receive a purchase order for its products or services based on the marketing services, Wise shall be entitled to a commission as follows: (a) on the first US$ 1,000,000 received from a purchase order a commission equal to 3%; (b) on amounts between US$ 1,000,000 and up to US$ 3,000,000 – a commission equal to 2%; (c) on amounts over US$ 3,000,000-a commission equal to 1%.

The new agreement is for a period of two years from the effective date.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Income Taxes

A.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Israeli Income Tax (Inflationary Adjustments) Law, 1985 (see Note 17C), the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

B.	Tax benefits under the Israeli law for the Encouragement of Capital Investments, 1959 (“the law”)

Pursuant to the law, the Company was awarded “Approved enterprise” status under the government alternative benefits track. The main benefits to which the Company will be entitled is to a full exemption on its taxable income arising from the second and third plan for a period of two years and a reduced tax rate of 25% for an additional five years from the date on which the investments are significantly completed and the Company has taxable income as defined by the law.

The benefits, to which the Company will be entitled, will be granted on the proportionate part of the income, deriving from a future increase in its income in excess of the base turnover, which is not entitled to benefits. The utilization of the seven years of benefits for the second and third plans is limited to 2012 and 2016, respectively.

In 1998, the Company applied for approval of the expansion of its facilities in Rosh Ha’ayin (“the second plan”).

In addition, in 2001 the Company filed a request for an additional new plan to expand its production facilities in Rosh Ha’ayin (“the third plan”). The request was approved in 2002.

As of December 31, 2006, due to losses, the Company had not yet utilized the tax benefits provided in the second and third plans.

The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

If the retained tax-exempt income is distributed in a manner other than the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently –25%). As of December 31, 2006, the Company has accumulated losses (see Note 17I).

The aforementioned benefits are conditional upon compliance with the terms and regulations as prescribed by law, and the approvals according to which the investments were carried out. Non-compliance with the terms may result in the cancellation of the benefits, in whole, or in part, and the refund of the benefit amounts in addition to accrued interest.

As of December 31, 2006, the Company’s management is of the opinion that it is in compliance with all of the aforementioned terms.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Income Taxes (cont’d)

C.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (“The Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, results for tax proposes are measured in real term, taking into consideration the change in the Israeli Consumer Price Index (CPI).

D.	Tax rates applicable to income from other sources in Israel

Income derived from sources other than the Approved Enterprise is not eligible for the aforementioned benefits and is taxed at the regular rate of 31%.

1.	On June 29, 2004, the Knesset passed the Israeli “Law for the Amendment of the Income Tax Ordinance (Amendment No. 140 and Temporary Order) – 2004” (hereinafter – Amendment 140). Amendment 140 provides for a gradual reduction in the company tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 – 34%, in 2006 – 32% and from 2007 onward the tax will be 30%.

2.	On July 25, 2005, the Knesset passed the Israeli “Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) – 2005” (hereinafter – the Amendment).

The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 – 29%, in 2008 – 27%, in 2009 - 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

E.	Taxation of foreign subsidiary

The Company’s subsidiary in the Far East is taxed under the tax laws in force in that country.

F.	Deferred income taxes

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

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Income Taxes (cont’d)

F.	Deferred income taxes (cont’d)

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31
	2006	2005
	US$ thousands	US$ thousands

Deferred tax assets:
Provision for vacation	79	54
Liability for employees severance benefit, net	41	20
Net operating loss carryforwards	11,756	10,226
Research and development costs, net	162	124
Issuance expenses	22	20
Capitalized software expenses	(60)	-
Others	12	(6)

	12,012	10,438
Less: Valuation allowance	(12,012)	(10,438)

Deferred tax asset	-	-

The Company recognized deferred taxes based on a tax rate of 25% according to the tax rate anticipated to be in effect on the date of reversal as stated in Note 17D above.

As of December 31, 2006, the Company has not provided for deferred income taxes on the undistributed earnings of approximately US$ 190 thousand of it foreign subsidiary in Singapore since these earnings are intended to be reinvested indefinitely. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to permanently reinvest the undistributed earnings. The Company estimated that additional taxes of approximately US$ 47.5 thousand will be payable when these earnings are remitted.

G.	A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

	Year ended December 31
	2006	2005	2004
	US$ thousands	US$ thousands	US$ thousands

Profit (loss) before taxes on income	(2,148)	114	(1,166)

Statutory tax rate in Israel	31%	34%	35%

Theoretical tax cost (benefit)	(666)	39	(408)
Losses, deductions and expenses in respect of
which deferred tax assets were not recorded	640	(113)	350
Taxes in respect of previous years	75	-	54
Non-deductible expenses	26	74	63

Actual tax expense	75	(1) -	(1) 59

(1)	Reclassified

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 17 – Income Taxes (cont’d)

H.	Income tax assessments

During 2005, the Company reached an agreement with the Israeli Tax Authorities which finalized the income tax assessments of the 1998-2000 tax years. According to the agreement the Company should pay the tax authorities $1.3 million, including interest in 36 monthly payments commencing April 2005 up to March 2008.

I.	Net operating losses carryforwards

Net operating loss carryforwards as of December 31, 2006, totaled approximately US$ 47 million. The net operating loss carryforwards have no expiration date.

Note 18 – Monetary balances in Currencies Other than the US Dollar

	December 31, 2006		December 31, 2005
	Israeli currency	Other foreign currencies	Israeli currency	Other foreign currencies
	US$ thousands	US$ thousands	US$ thousands	US$ thousands

Assets
Current assets	736	1,389	920	632

Total assets	736	1,389	920	632

Liabilities
Current liabilities	1,919	306	1,935	462
Long-term liabilities	320	-	686	-

Total liabilities	2,239	306	2,621	462

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Supplementary Statement of Operation Information

A.	Summary information about geographical areas:

Total revenues are attributed to geographic areas based on the location of the customers.

	Year ended December 31
	2006	2005	2004
	US$ thousands	US$ thousands	US$ thousands

Total revenues from:
Israel	2,284	1,068	824
Far East	2,120	6,274	4,596
Europe	4,557	8,358	2,710
Africa	-	397	-
America	1,142	3,099	4,554

	10,103	19,196	12,684

Major customers data as a
percentage of the total revenues:

Customer A	18%	*	*
Customer B	17%	*	-
Customer C	16%	*	*
Customer D	12%	15%	27%
Customer E	-	31%	*
Customer F	*	14%	*
Customer G	*	11%	34%

	63%	71%	61%

*	Less than 10%.

B.	Cost of revenues

	Year ended December 31
	2006	2005	2004
	US$ thousands	US$ thousands	US$ thousands

Raw materials and components	985	2,420	1,829
Salaries, wages and employees' benefits	2,696	*2,645	2,548
Subcontractors	2,026	6,181	3,217
Agents fees	438	2,253	691
Depreciation	201	263	327
Other manufacturing costs	1,520	1,044	1,679

	7,866	(1)*14,806	(1)10,291

*	Restated (see Note 2T)
(1)	Reclassified

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 19 – Supplementary Statement of Operation Information (cont’d)

C.	Financial expenses, net

	Year ended December 31
	2006	2005	2004
	US$ thousands	US$ thousands	US$ thousands

Financial income:
Interest on short-term deposits	140	69	7
Interest on loans to others and interest from
non-current receivables	-	-	17
Other	40	102	37

	180	171	61

Financial expenses:
Bank charges and interest on long-term loan	203	275	469
Other	162	83	88

	365	358	557

Total financial expenses, net	(185)	(187)	(496)

D.	Other income (expenses), net

	Year ended December 31
	2006	2005	2004
	US$ thousands	US$ thousands	US$ thousands

Gain on waiver of long-term loan from
former related party	-	-	177
Others	-	(2)	15

	-	(2)	192

E.	Other

	Year ended December 31
	2006	2005	2004
	US$ thousands	US$ thousands	US$ thousands

Rent costs	376	401	349

Advertising costs	40	33	16

Royalties expenses	173	268	365

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 20 – Related Parties

A.	Balances

Related parties are comprised of principal shareholders (holding 10% or greater of the Company’s share capital) and their subsidiaries and affiliates as well as affiliates of the Company. Transactions with related parties are mainly as follows:

1.	Sales of the Company’s products, and expenses related to such sales.
2.	Interest payable on loans received.
3.	Payment of management fees.
4.	Purchases of services and products.

All transactions and terms with related parties were comparable to those applied to transactions with other customers or suppliers.

			December 31
			2006	2005
			US$ thousands	US$ thousands

Due from:
Cash and cash equivalents	-	Bank Leumi Ltd.	1,516	419
Restricted bank deposits	-	Bank Leumi Ltd.	707	268

Trade receivables	-	ST Training and Simulation Pte Ltd.	51	180

Other receivables	-	Bank Leumi Ltd.	8	5
		Prescient Systems and Technologies Pte Ltd	30	-

Other Non-current assets	-	Bank Leumi Ltd.	169	93

Due to:
Short-term bank credit	-	Bank Leumi Ltd.	229	229

Other payable	-	Bank Leumi Ltd.	4	7
		Prescient Systems and Technologies Pte Ltd	40	59
		ST Training and Simulation Pte Ltd.	360	-

Long-term loan	-	Bank Leumi Ltd.	-	228

B.	Transactions with related parties

	Year ended December 31
	2006	2005	2004
	US$ thousands	US$ thousands	US$ thousands

Sales (1)	577	775	940
Cost of sales (1) (2) (5)	408	59	-
Marketing expenses (2) (5)	4	65	15
General and administrative expenses (4)	167	137	181
Finance expenses, net (3)	37	66	215
Other income (5)	-	-	15

(1)	To ST Training and Simulation Pte Ltd.
(2)	To Prescient Systems and Technologies Pte Ltd.
(3)	To Bank Leumi
(4)	Including the salary of the CEO and fees paid to directors.
(5)	From Aeronautics

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 21 – Differences between Israeli GAAP and U.S. GAAP

A.	The effect of the differences between Israeli GAAP and US GAAP on the financial statements

As discussed in Note 2, the accompanying consolidated financial statements were prepared in accordance with Israeli generally accepted accounting principles (“Israeli GAAP”), which differ in certain respects from those generally accepted in the United States of America (“U.S. GAAP”). Information related to the nature and effect of such differences is presented below.

1.	Reconciliation of:

a.	Israeli GAAP net income to net income according to U.S. GAAP:

	Year ended December 31
	2006	2005	2004
	US$ thousands	US$ thousands	US$ thousands

Net profit (loss) as reported, according to
Israeli GAAP	(2,223)	* 114	(1,225)
GAAP differences:
Reversal of restatement according to Standard
No. 24 (see Note 2T)	-	*7	-
Allocation of share expense issued to service providers
under the fair value based method	-	**(14)	**(40)
Compensation expense for all stock-based awards
using the modified prospective method
(see Note 21C(2))	(130)	-	-

Net profit (loss) according to U.S. GAAP	(2,353)	107	(1,265)

I. Basic and diluted net profit (loss) per
share
As reported, according to Israeli GAAP	(0.02)	0.00	(0.01)

According to U.S. GAAP	(0.02)	0.00	(0.02)

II. Weighted average number of ordinary
shares outstanding (in thousands)
used in basic profit (loss) per share
calculation according to U.S. GAAP	112,361	95,528	75,962

Weighted average number of ordinary
shares outstanding (in thousands)
used in diluted profit (loss) per share
calculation according to U.S. GAAP	112,361	96,921	75,962

* Restated (See Note 2T)
** Restated (see Note 21B).

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 21 – Differences between Israeli GAAP and U.S. GAAP (cont’d)

A.	The effect of the differences between Israeli GAAP and US GAAP on the financial statements (cont’d)

1.	Reconciliation of (cont’d):

b.	Shareholders’ equity according to US GAAP:

	Share capital
	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Total shareholders' equity
		US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)

Balance as of January 1, 2004	10,660,874	2,529	21,408	(34,113)	(10,176)

Net loss for the year	-	-	-	(1,265)	(1,265)
Issuance of shares and options	66,872,669	14,744	(2,911)	-	11,833
Issuance of shares in respect of
services	200,000	45	(9)	-	36
Exercise of stock options	17,666,667	3,929	(788)	-	3,141
Stock-based compensation**	-	-	40	-	40

Balance as of December 31, 2004	95,400,210	21,247	17,740	(35,378)	3,609

Net profit for the year	-	-	-	107	107
Issuance of shares
in respect of services	263,547	59	(12)	-	47
Stock-based compensation**	-	-	14	-	14

Balance as of December 31, 2005	95,663,757	21,306	17,742	(35,271)	3,777

Net loss for the year	-	-	-	(2,353)	(2,353)
Issuance of shares and warrants	20,000,000	4,293	(693)	-	3,600
Issuance of shares
in respect of services	1,200,000	262	(41)	-	221
Stock-based compensation	-	-	161	-	161

Balance as of December 31, 2006	116,863,757	25,861	17,169	(37,624)	5,406

**	Restated (See Note 21B).

2.	Condensed balance sheet items

	December 31
	2006			2005
	US$ thousands
	As Reported	Adjustment	As per US GAAP	As Reported	Adjustment	As per US GAAP

Severance pay fund	-	1,311	1,311	-	1,133	1,133

Total assets	13,293	1,311	14,604	10,111	1,133	11,244

Liability for employee
severance benefits, net	166	1,311	1,477	79	1,133	1,212

Total liabilities	7,887	1,311	9,198	6,334	1,133	7,467

Total shareholders' equity	5,406	-	5,406	3,777	-	3,777

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 21 – Differences between Israeli GAAP and U.S. GAAP (cont’d)

B.	Restatement

The statements of operations in accordance with U.S. GAAP for the years ended December 31, 2004 and 2005 have been restated in order to reflect a correction in 2004 and 2005, relating to compensation expense to certain service providers which should have been treated as employees. In accordance with APB No. 25, in the years 2004 and 2005 no compensation expense should have been recorded in respect to these service providers, who should have been treated as employees.

	Year ended December 31
	2005	2004
	US$ thousands	US$ thousands

Non-employee stock option expenses under the
fair value method - as reported	(125)	(410)
Non-employee stock option expenses under the
fair value method - as restated	(14)	(40)
Net loss according to US GAAP - as reported	(4)	(1,635)
Net profit (loss) according to US GAAP - as restated	107	(1,265)
Basic and diluted net loss per share - as reported	(0.00)	(0.02)
Basic and diluted net profit (loss) per share - as restated	0.00	(0.02)

C.	Accounting principles generally accepted in Israel compared to accounting principles generally accepted in the United States

1.	Liability for termination of employer-employee relations

According to Israeli GAAP

Amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

According to U.S. GAAP

According to U.S. GAAP, the amounts funded should be presented as long-term investments and the gross amount of the liability should be presented as a long-term liability.

2.	Stock options granted to employees, service providers and other non-employees and stock issued to service providers

According to Israeli GAAP

Until December 31, 2005, the Company recorded expenses with respect to stock options granted to employees and service providers that provide similar services to those provided by employees, in accordance with the intrinsic value method described in APB 25 “Accounting for Stock Issued to Employees”. Shares issued to service providers were recorded based on the cost of service at the grant date of the shares issued.

As of January 1, 2006, the Company applies Standard No. 24 and records expense for share-based payment transactions conducted after March 15, 2005 and not yet vested at January 1, 2006, the expenses recorded in accordance with the fair value of the options on the grant date using the Black & Scholes model.

B.V.R. Systems (1998) Ltd.

Notes to the Consolidated Financial Statements

Note 21 – Differences between Israeli GAAP and U.S. GAAP (cont’d)

C.	Accounting principles generally accepted in Israel compared to accounting principles generally accepted in the United States (cont’d)

2.	Stock options granted to employees, service providers and other non-employees and stock issued to service providers (cont’d)

According to U.S. GAAP

Stock options granted to employees

Prior to fiscal 2006, the Company applied the intrinsic value method as prescribed in APB No. 25, and related interpretations, in accounting for stock options granted under the stock option plan. Under the intrinsic value method, no compensation cost is recognized if the exercise price of the Company’s employee stock options was equal to or greater than the market price of the underlying stock on the date of the grant. Accordingly, no compensation cost was recognized in the accompanying consolidated statements of operation prior to fiscal year 2006 on stock options granted to employees, since all options granted under the Company’s stock option plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

As of January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payments”) (SFAS 12SR) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards based upon the fair value on the date of grant and recognition of such compensation cost over the service period for awards expected to vest. Under this method, the Company recognizes compensation cost for awards granted on or after January 1, 2006, based on the Black-Scholes option-pricing model. In addition, the Company recognizes compensation cost for unvested share-based awards as of January 1, 2006 based on the grand date fair value of those awards, as previously calculated and reported for pro-forma disclosure purposes, over the requisite service period of the awards.

Stock warrants granted to service providers and other non-employees and stock issued to service providers

The Company accounts for such awards in accordance with the provisions of EITF 96-18, “Accounting for Equity Instruments That are Issued to Other than employees for Acquiring, or in conjunction of Selling, Goods or Services”. Since the warrants issued by the Company are not fully vested, and no performance commitment as defined in EITF 96-18 has been reached, the Company estimates the cost of the unvested warrants based on the fair value of the warrants at each reporting period (using the Black & Scholes model) and accounts for the portion of the services that the recipient has rendered to date using that estimate.