Form 20-F
period 2007-12-31
BVR SYSTEMS 1998 LTD
filed 2008-06-30
CIK 1064411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………

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

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2007, the issuer had 116,863,757 ordinary shares outstanding.

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

Item 17 ☒ Item 18 ☐

          Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☐
          International Financial Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☒

          If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant elected to follow.

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

          References in this annual report to fiscal 2004 refer to our fiscal year ended December 31, 2004, references to fiscal 2005 refer to our fiscal year ended December 31, 2005, references to fiscal 2006 refer to our fiscal year ended December 31, 2006 and references to fiscal 2007 refer to our fiscal year ended December 31, 2007.

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

A. Selected Consolidated Financial Data

          We derived the following selected consolidated financial data presented below for each of the years ended December 31, 2005, 2006 and 2007 from our Consolidated Financial Statements and related notes included in this annual report. The selected consolidated financial data for the years ended December 31, 2004 and 2003 have been derived from consolidated financial statements not included in this annual report. Our Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israel GAAP. Israel GAAP, as applicable to our financial statements, differs in certain significant respects from accounting principles generally accepted in the United States, or U.S. GAAP. See Note 21 to the Consolidated Financial Statements included in this annual report for a discussion of certain differences between Israel GAAP and U.S. GAAP.

          You should read the selected consolidated financial data together with the section entitled “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements included elsewhere in this annual report. Please see Note 2 of our Consolidated Financial Statements for an explanation of share used in computing per share data.

	Year Ended December 31,

	2003	2004	2005	2006	2007

	(In thousands)
Statement of Operations Data:
Revenues	$14,467	$12,684	$19,196	$10,103	$13,106
Cost of sales:	13,625	10,291	14,806	7,866	10,719
Inventory write off	-	-	-	-	699

Gross profit	842	2,393	4,390	2,237	1,688
Operating expenses:
Research and development	693	294	614	615	959
Selling and marketing	1,778	1,139	1,356	1,430	2,232
General and administrative	4,016	1,822	2,117	2,155	2,343

Total operating expenses	6,487	3,255	4,087	4,200	5,534

Operating profit (loss)	(5,645)	(862)	303	(1,963)	(3,846)
Financial expenses, net	(707)	(496)	(187)	(185)	(18)
Other Income (expenses), net	55	192	(2)	-	-

Profit (loss) before income taxes	(6,297)	(1,166)	114	(2,148)	(3,864)
Income tax expense	(249)	(59)	-	(75)	-

Net profit (loss)	(6,546)	(1,225)	114	(2,223)	(3,864)

Basic and diluted earning (loss) per share	(0.61)	(0.01)	0.00	(0.02)	(0.03)

Weighted average number of ordinary shares used in computing basic and diluted earning (loss) per share	10,661	106,342	95,528	112,361	116,864

	Year Ended December 31,

	2003	2004	2005	2006	2007

	(In thousands)
Reconciliation to U.S. GAAP:
Net profit (loss)	$(6,546)	$(1,225)	$114	$(2,223)	$(3,864)

Reversal of restatement according to Standard No. 24	-	-	7	-	-

Allocation of share expense issued to service providers under the fair value based method	-	(40)	(14)	-	-

Compensation expense for all stock-based awards using the modified prospective method	-	-	-	*(596)	(601)

Profit (loss) under U.S. GAAP	(6,546)	(1,265)	107	*(2,819)	(4,465)

Basic and diluted net profit (loss) per share under U.S. GAAP	(0.61)	(0.02)	0.00	*(0.03)	(0.04)

Weighted average number of ordinary shares outstanding (in thousands) used in basic profit (loss) per share calculation according to U.S. GAAP	10,661	75,962	95,528	112,361	116,864

Weighted average number of ordinary shares outstanding (in thousands) used in diluted profit (loss) per share calculation according to U.S. GAAP	10,661	75,962	96,921	112,361	116,864

* Restated in order to reflect a correction relating to compensation expenses due to calculation error. See Note 21B to the Consolidated Financial Statements included in this annual report.

	As of December 31,

	2003	2004	2005	2006	2007

	(In thousands)
Consolidated Balance Sheet Data:
Israeli GAAP:
Cash and cash equivalents	$1,627	$2,664	$3,057	$3,421	$1,520
Total assets	11,403	13,683	10,111	13,293	10,160
Short-term bank credit and loans	10,116	637	637	636	1,086
Share capital	2,529	21,247	21,306	25,861	25,861
Shareholders equity (deficit)	(10,176)	3,609	3,777	5, 406	1,560
U.S. GAAP:

Total assets	12,372	14,791	11,244	14,604	11,922

Shareholders equity (deficit)	$(10,176)	$3,609	$3,777	$5,406	$1,560

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

          We commenced operations in 1998. We reported a net loss of $ 3.9 million for the year ended December 31, 2007, a net loss of $2.2 million for the year ended December 31, 2006, a net profit of $0.1million for the year ended December 31, 2005 and a net loss of $1.2 million for the year ended December 31, 2004. We can offer no assurance that we will achieve profitable operations or that any profitable operations will be sustained. Future profitability will depend on our ability to develop new products, the degree of market acceptance of our existing and new products and the level of competition in the markets in which we operate.

Although we had positive shareholders’ equity, we may still need to raise additional funds which may not be available.

          As of December 31, 2007, our shareholders’ equity was $ 1.6 million. We expect that our existing cash balance, together with our forecasted cash flows from operating activities for fiscal 2008, including orders forecasted in the budget approved by our Board of Directors, will be sufficient for finance operations in the future. If our operations do not generate cash to the extent currently anticipated or if any of the risk factors discussed in this annual report materialize, we may need to raise additional funds in the future for a number of uses, including:

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

          We sell the majority of our products through individual purchase orders. Many of our customers have the right to terminate orders by paying the cost of work in process plus a related profit factor. Customers may cancel orders due to the cancellation of a budget or for other reasons. As of December 31, 2007, purchase orders and contractual arrangements amounted to approximately $ 51 million, compared with $22 million as of December 31, 2006. If we experience cancellations of pending contracts, terminations or reductions of contracts in progress, we may not be able to convert our entire backlog into revenue. Any reduction in backlog will adversely affect our business, financial condition, results of operations and cash flows.

The loss of any of our major customers would result in a loss of a significant amount of our revenues.

          Three of our customers, located in Europe, South America and the government of an Asian Pacific country, respectively, that awarded us several projects, accounted for 66% of our revenues in fiscal 2007. We cannot be certain that these and other customers will maintain the size of their respective purchase orders, or will not reschedule or cancel existing purchase orders. We expect that sales of our products to relatively few customers will account for a significant portion of our net revenues for the foreseeable future. Consequently, the cancellation of an order from any one customer may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

          Our export of military goods and information is subject to approval of, the Defense Export Controls Division or DECD of the Israel Ministry of Defense. To date, we have received all required approvals from DECD, but there can be no assurance that we will receive such approvals in the future or that the Israeli government will not impose additional requirements on our manufacturing or export activities, which may require us to incur additional substantial expenses or which may otherwise have a material adverse effect on our operations. DECD’s policy has generally been to encourage the export of military goods and knowledge; however, DECD generally does not permit sales to countries that are in a state of war or hostility with Israel and countries which may otherwise endanger the State of Israel.

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

          In fiscal 2007, 97% of our total revenues came from foreign customers. The international political and economic uncertainty and the ongoing war on terrorism may adversely impact our ability to maintain the level of our sales to our existing customers located abroad and to develop new business in these and other foreign countries.

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

We are controlled by Chun Holdings LP which, in the aggregate, beneficially owns approximately 49.71% of our outstanding Ordinary Shares as of March 31, 2008. Therefore, Chun is able to elect the majority of our directors and exercise control over the outcome of matters requiring shareholder’s approval.

          As of March 31, 2008, Chun Holdings L.P., an Israeli limited partnership beneficially owned an aggregate of 58,142,608 of our ordinary shares representing approximately 49.71% of our currently outstanding ordinary shares. As a result, Chun controls the outcome of various actions that require our shareholder approval. For example, Chun could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

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

          We are incorporated under Israeli law and our principal offices, research and development and manufacturing facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since September 2000. Hamas, an Islamist movement, responsible for many attacks, including missile strikes, against Israelis, won the majority of seats in the Palestinian Legislative and took control of the entire Gaza Strip, by force, in June 2007. These developments have further strained relations between Israel and the Palestinian Authority. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements. To date, we do not believe that the political and security situation has had a material adverse impact on our business but we cannot give any assurance that this will continue to be the case. However, if there were to be emergency conditions, some of our key employees may be called to active duty for extended periods of time and could adversely affect our operations. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could also adversely affect our operations and could make it more difficult for us to raise capital.

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

We are adversely affected by the devaluation of the dollar against the New Israeli Shekel and could be adversely affected by the rate of inflation in Israel.

          The majority of our revenues are generated in U.S. dollars. A significant portion of our expenses, primarily salaries, building leases and related personnel expenses is incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in Israeli shekels.

          As a result, inflation in Israel and/or the devaluation of the U.S. dollar in relation to the NIS has and may continue to have the effect of increasing the cost in dollars of these expenses; hence, our dollar-measured results of operations are and may continue to be adversely affected. In order to manage the risks imposed by foreign currency exchange rate fluctuations, from time to time, we enter into currency forward contracts and put and call options to hedge some of our foreign currency exposure. We can provide no assurance that our hedging arrangements will be effective. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar may cause our customers to cancel or decrease orders or default on payment.

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2007, the value of the dollar decreased in relation to the NIS by 8.97%, and the inflation rate in Israel was 3.4% and as such affected our results of operations in 2007. If this trend continues, it will continue to adversely affect our result of operations.

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

We have tax benefits that may be discontinued or reduced.

          We are entitled to tax benefits under Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets. In addition, some of these programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be cancelled and we could be required to pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years, and these programs and tax benefits may be discontinued or curtailed in the future. If the Government of Israel ends these programs and tax benefits, our business, financial condition and results of operations could be affected.

Provisions of Israeli law may delay, prevent or make difficult acquisition of us, which could prevent a change of control and therefore decrease the price of our shares.

          Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See “Management — Approval of Related Party Transactions under Israeli Law” for additional information about some anti-takeover effects of Israeli law.

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

Capital Expenditures

          Since January 1, 2005, our capital expenditures amounted to approximately 1 million. The focus of our capital expenditure program primarily included investment in computers and electronic equipment.

B. Business Overview

BVR is engaged in the military training and simulation industry. Our activities can be divided into the following main units: live and embedded training; virtual training (simulators); and constructive training. Each of these training methods can be further sub-divided into applications for air, ground and naval systems.

General

          We are engaged in the development, manufacture, marketing and sale of sophisticated training and simulation systems for military applications. We are currently engaged in the following areas:

Live and Embedded Training Systems:

•	On-Board, Combat Training Systems such as the “Ehud™”; Air Combat Maneuvering Instrumentation, or ACMI, Naval Combat Instrumentation System, or NCMI; and

•	Embedded simulation systems such as Embedded Virtual Avionics or EVA, In-Flight Electronic Warfare Simulation, or IFEWS, Hybrid Air Defense Embedded Simulation System (HADES)

•	Virtual and Constructive Training Systems:

•	Flight simulators for fighter aircraft, helicopters, trainer aircraft, unmanned aerial vehicles;

•	Armored & Gunnery Simulators and Infantry Simulators; Infantry and Special forces Simulators; and

Naval Tactical Trainers, or NTT, and Action Speed Tactical Trainers, or ASTT.

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

Live and Embedded Training

          Our live and embedded training systems are designed to improve real-time management, monitoring, training, safety and debriefing for live training exercises and operations carried out by modern air, naval and ground forces. Our on-board training product line includes the following systems:

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

          In 2006, we received two orders for the integration of EVA within the avionics suite of two trainer aircrafts. In addition, in December 2006, we signed a license agreement with a European aircraft manufacturer that entitles BVR to receive royalties for each aircraft which includes embedded simulation sold by this licensee.

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

          In 2005, we received an order from the Israel Air Force for the installation of IFEWS systems on its CH-53 and C-130 Fleets.

          In 2006, we received an order from a European NATO country for the installation of IFEWS on part of its helicopters fleets.

Hybrid Air Defense Embedded Simulation System (HADES)

          The concept behind our HADES is the deployment of a distributed embedded simulation system on-board an instrumented Air / Missile Defense task force.

          Our HADES system supports the real time training, debriefing, analysis, and evaluation of Air and Missile Defense warfare exercises at all command levels.

          Our HADES system supports various training levels ranging from operator’s training at console level, through sub-battery and battery team training, up to battalion and joint , multi force training.

          Typically, the exercise is coordinated between the participants via a datalink system, which supports the creation of a distributed simulation network and connects live and virtual participants to the same tactical scenario.

          In 2007, we received our first order for the provision of HADES to an international customer, as the main sub-contractor of a large scale integrator.

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

Virtual and Constructive Training

          We provide flight, naval and ground forces simulators for various platforms, electronics and weapon systems. Our line of simulators covers a full range of training scale, from basic procedural training to combat mission training and full mission training. Our simulators support the high level architecture world-wide standard for simulators connectivity delivering the capacity to perform sophisticated distributed mission training by communicating and training with other simulators and training devices. Our product offerings include:

•	Flight Simulators;

•	Ground Forces Simulators;

•	Naval Simulators;

•	Weapon and Electronic Systems Simulators;

•	Air and Missile Defense Simulators

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

          Trainer Aircraft Simulators. We have developed and manufactured trainer aircraft simulators for numerous aircraft, including the PC-7, MB-339 MLU, MB339 C/D and Fouga Magister.

          AMOS – Cadet Screening Simulator. Our AMOS cadet screening and basic flight training simulator has been developed for the Israel Air Force Fouga Magister trainer. Our system provides a methodology for the analysis of cadets’ learning abilities, through screening while training.

          Helicopter Full Mission Simulator. We have developed and manufactured helicopter simulators for helicopters, including the AS-550. Our full mission simulators for helicopters are offered for assault and fully armed attack helicopter simulation. The simulators are offered in a number of configurations, from a limited front view outside world imagery to a full dome display. The full dome display configuration includes a full-size cockpit replica for two pilots with a three channel high-resolution full color outside world display. The resulting imagery fidelity level enables the system to perform low flying missions and weapon deployment simulation. The system is capable of simulating typical helicopter flights and attacks, including a full range of malfunctions and emergency procedures. Our simulators also provide for tactical training as the trainee can fly against user pre-programmed computer generated forces.

          Unmanned Air Vehicle Mission Simulators. We have developed and manufactured an unmanned air vehicle, or UAV, and tactical mission simulators for tactical UAV, for both the external pilot and the internal mission crew. Our UAV mission simulator supports training on near-to-real-life quality imaging systems for the entire crew. Training can be executed both individually and as a team.

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

          MA2CS. Our MA2CS is the Mobile, fast deployable, Autonomous Crew Station version of INTACT. MA2CS includes all of the AGTS (Armor gunnery & Tactical Simulator ) operational support, with the flexibility of facility-free large-scale INTACT training, anywhere, anytime. For field-deployed forces the MA²CS takes the already-proven Intact ROI (Return On Investment ) a huge stride forward. Each MA²CS unit has its own onboard computers and IOS (Instructor Operation Station ) , thus it can work independently, and can connect to other MA²CS devices for unit-level training. The MA²CS enables the commander to look out the hatch using a head mount on display.

          Armored Fighting Vehicles Driving Simulator – Matador. The Matador training system is an advanced armored fighting vehicle, or AFV, driving simulator, mounted on top of a motion platform, specifically designed to provide AFV drivers with the capability of performing ‘real-life’ training. The Matador includes the following AGTS and MA²CS robust operational capabilities, with the professional focus on the necessities of the contemporary AFV driver:

•	Supports several types of AFV per cabin, with full scale authentic replica of the driving cabin;

•	Driving in any given arena (terrain, weather, etc.), and participating in a range of contemporary combat and non-combat scenarios; and

•	Provides basic and advanced driving courses with real-time, trouble-shooting training.

          TSAT. The Tactical Small Arms Trainer, or TSAT, simulator is a state-of-the-art multi-weapon firing simulation training system, specifically designed to provide military and paramilitary with the capability of performing ‘real-life’ indoor infantry training and includes the following offerings:

•	Supports all operationally standard-issue weapons (pistols, rifles & machine guns) and mortars, with recoil effects and additional systems (C2, optics, robots);

•	Features unlimited tactically diverse training scenarios with ‘real-life’ 3D audio-visual environment and user-definable Computer Generated Forces;

•	Includes fire analysis: Hit/miss, hit location, weapon movement during the firing process, scoring mechanism;

•	A laser based hit detection system with high detection accuracy; and

•	Saves time and material expenses (with proven ROI) by ‘user- friendly’ calibration procedure, customizable user interface, PC-based scalable and modular system, and network based architecture.

          On-Guard. The On-Guard training system is a fast-deployable TSAT, specifically modified for the training of paramilitary and civil armed personnel in modular expertise courses from basic shooting skills to operational decision-making. On-Guard includes the TSAT’s capabilities yet focus on the methodological essentials of contemporary security training with the following offerings:

•	Video and/or graphic ‘real-life’ 3D audio-visual environment for challenging decision-making scenarios;

•	Supports military operation in urban terrain; and

•	Proven ROI as it is able to provide any-time any-place activation, no ammunition consumption and reduced maintenance manpower.

          Defender. The Defender is a PC-based multi-player tactical trainer for task forces, simulating varied military operations, arenas, scenarios, and platforms. It may be customized and tailored for special operations, law enforcement, homeland defense, and first responder training environments. The Defender includes the following offerings:

•	Perfects the combined arms training with opposing forces, friendly forces and large scale multi-site exercises;

•	Participants operate as virtual entities with unlimited functionality and tasks (infantry, vehicles, AFV, helicopters & boats);

•	Robust 3D mission-planning module, briefing/debriefing tools and performance evaluation activities;

•	Supports all levels of operational expertise and requirements for the solider, commander and unit level; and

•	A cost-saving standard PC net-class architecture and an off-the-shelf gaming engine.

Air and Missile Defense Simulators

          Our Air and Missile Defense Simulators, or AMDS, are designed to support the training of air defense personnel in the operation of various air and missile defense systems. The AMDS also enables training of Air Defense Command and Control functions. The air defense simulator consists of a high-end graphical display system projected over large diameter domes, each simulator enabling the mounting of various weapon types. The simulator administration is conducted using dedicated instructor stations and a debriefing auditorium.

          The AMDS caters for trainees to operate realistic mockups of the air and missile defense systems within a simulated training environment, projected on the domes, while their actions are monitored and reviewed by the instructors. After completion of the scenario, the trainees’ progress to a debriefing session, where a comprehensive review of the exercise is performed featuring an advanced analysis and scoring capability.

          The AMDS conforms with BVR’s vision of offering its customers large scale joint force training scenarios featuring real and virtual air defense and airborne assets; this is achieved by providing for full interoperability with BVR’s live and virtual training systems, such as the Hybrid Air Defense Embedded Simulator (HADES), the EHUD™ Autonomous Air Combat Maneuvering Instrumentation (AACMI) system, and the Full Mission Fighter Aircraft Simulator.

          In 2007 we received our first order for the provision of a re-configurable, multi-weapon air defense simulator to an international customer.

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

          The following table sets forth, for the period indicated, our consolidated revenues by product line expressed as a percentage of total revenues.

	2003	2004	2005	2006	2007

Live and Embedded Training Systems	46%	45%	64%	56%	56%
Virtual and constructive Simulators	54%	55%	36%	44%	44%
Total	100%	100%	100%	100%	100%

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

          In June 1998, we formed a subsidiary in Singapore, BVR-S Pacific PTE, through which we support our operations in Singapore.

          The following table sets forth the amount of our revenues, for the periods indicated, by geographic regions:

	Year Ended December 31,

	2003	2004	2005	2006	2007

		(U.S. Dollars in thousands)

Sales
Israel	$1,181	$824	$1,068	$2,284	$398
Asia Pacific	10,391	4,596	6,274	2,120	5,926
Europe	2,041	2,710	8,358	4,557	5,120
America	854	4,554	3,099	1,142	1,662
Africa	-	-	397	-	-

Total	$14,467	$12,684	$19,196	$10,103	$13,106

Customers

          Currently, all of the end-user customers of our products are governments or companies that are regulated by government laws and regulations with respect to their military businesses.

          Although the composition of our customers has changed from year to year, and revenues from individual customers are subject to material increases and decreases depending on customer requirements, a customer located in Asia Pacific accounted for approximately 32% of our revenues in fiscal 2007, 12% in fiscal 2006, 15% of our revenues in fiscal 2005, and represented approximately 48% of our backlog as of December 31, 2007. A customer located in Europe accounted for approximately 21% of our revenues in fiscal 2007, 16% of our revenues in 2006, 2% in 2005 and represented 1% of our backlog as of December 31, 2007. A customer located in Latin America accounted for approximately 13% of our revenues in fiscal 2007, 5% in 2006 and 11% of our revenues in 2005, and represented approximately 2% of our backlog as of December 31, 2007. Another customer located in Asia Pacific accounted for approximately 6% of our revenues in fiscal 2007, 2% in 2006 and 14% of our revenues in fiscal 2005 and also represented approximately 2% of our backlog as of December 31, 2007. Another customer located in Europe accounted for approximately 4% of our revenues in fiscal 2007, 18% of our revenues in 2006, 5% in 2005 and represented 0% of our backlog as of December 31, 2007. A customer located in Israel accounted for approximately 1% of our revenues in fiscal 2007, 17% of our revenues in 2006, 2% in 2005 and represented 1% of our backlog as of December 31, 2007. We expect that sales of our products to a small number of customers will continue to account for a substantial percentage of our net revenue in the foreseeable future.

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

Competition

          We operate in a competitive environment with respect to most of our products. The defense industry has been characterized in recent years by a consolidation of companies, which has decreased the number, but increased the relative size and resources of competitors. Competition is based on price, product performance, reputation, reliability, maintenance costs and responsiveness to customer requirements, including the ability to respond to changing technology. Some of the companies with which we compete, such as divisions of Thales, Lockheed-Martin, L-3 Communications, Cubic, Israeli Aircraft Industries (IAI), Elbit Systems and CAE, have substantially greater financial, marketing and other resources than ours and have the ability to develop and market products competitive with ours. We believe that our products favorably compete with those of our competitors based on their technological capabilities, price/performance ratio, proven track record and common technological platform. We also believe that our competitive advantage is in our relatively small size that enables us to be more flexible and responsive to customer requirements than our larger competitors. In addition, we assume that we typically have lower overhead costs than our larger competitors.

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

          Our internally financed expenditures for all research and development programs during fiscal 2007, 2006 and 2005 totaled approximately $1 million, $0.6 million and $0.6 million, respectively, which represented 7%, 6% and 3% of our revenue, respectively. We expect that we will continue to commit resources to research and development in the future.

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

C. Organizational Structure

          We are controlled by Chun Holdings L.P., which beneficially owns 49.71% of our currently outstanding ordinary shares.

          We hold 100% of the issued and outstanding share capital of BVR-S Pacific PTE, which is incorporated under the laws of Singapore.

D. Property, Plant and Equipment

          Our executive offices and research and development facilities are located in Rosh Ha’ayin, Israel. At this location, in 2007, we leased approximately 2,539 square meters of office space at a monthly rent of approximately $23,000. This lease will expire on September 14, 2009. See also Note 16B to our Consolidated Financial Statements.

          We lease approximately 875 square meters of manufacturing facilities in Ashdod, Israel for a monthly rent of approximately $12,000. This lease expired will expire on October 31, 2009 with an option to be renewed for an additional two years.

          We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

ITEM 5.	Operating and Financial Review and Prospects

          The following discussion of our financial condition and results of operations should be read in conjunction with “Item 3A. Key Information—A. Selected Financial Data” and the Consolidated Financial Statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3. Key Information— D. Risk Factors.”

          In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS),” which was published in July 2006, we have adopted IFRS as issued by the International Accounting Standards Board, based upon the guidance in IFRS 1, “First-time adoption of IFRSs”, and we will prepare our financial statements in accordance with IFRS as of the period beginning on January 1, 2008. Following the adoption of IFRS, in our financial statements for the year 2008, we will be required to present comparative financial statements as at and for the year ended December 31, 2007, prepared in accordance with IFRS. In addition, we are required to disclose in our financial statements as of December 31, 2007 included elsewhere in this annual report, the balance sheet for that date and the income statement for the year then ended prepared in accordance with IFRS. For further details, see Note 2T to our consolidated financial statements included elsewhere in this annual report.

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

          Revenues related to work in progress under long-term contracts are recognized according to the percentage of completion method. The percentage of completion method is computed based on the project’s total execution costs which reflect the progress of its completion, and which include salaries, material costs and subcontractor charges. Revenues ascribed to each period are the amounts of gross profits earned on such contracts during such period plus the costs incurred during such period, excluding cost of materials that have not yet been used and costs incurred for subcontracted work that is still to be performed.

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

Critical Accounting Policies

          The preparation of our financial statements, in conformity with Israel GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. These are our management’s best estimates based on experience and historical data. Actual results could differ from those estimates.

          Certain specific accounting policies we utilize require higher degrees of judgment than others in their application. These include going concern, revenue recognition on long-term contract work and income taxes. In addition, Note 2 to our Consolidated Financial Statements includes a further discussion of our significant accounting policies.

Adoption of International Financial Reporting Standards (IFRS)

The Company shall adopt IFRS for its financial statements as of the period beginning on January 1, 2008. Note 2 to the Consolidated Financial Statements included in this annual report provides an explanation of the effects of the transition from Israel GAAP to IFRS on the Company’s Financial position, results of operations and cash flows.

Stock-Based Compensation

Until December 31, 2005 we recorded expenses with respect to stock options granted to employees and service providers that provide similar services to those provided by employees, in accordance with the intrinsic value method described in United States Accounting Principles Board Opinion No. 25 (APB No. 25) “Accounting for Stock Issued to Employees”. Shares issued to service providers were recorded based on the cost of service provided at the grant date of the shares issued.

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

Impairment in value of assets

          We apply Israeli Accounting Standard No. 15 - “Impairment in Value of Assets”. This standard provides procedures that a company must apply in order to ensure that its assets presented in the consolidated balance sheet (to which the standard applies), are not presented at an amount that is in excess of their recoverable value, which is the higher of the net selling price and the use value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset). This standard applies to all the assets except inventory, deferred tax assets and monetary assets. We apply Israeli Accounting Standard No. 26, that provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairment in value of inventory written down to net realizable value.

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

          We have a valuation allowance of $15 million as of December 31, 2007, which is relates mostly to the value of the deferred tax asset of our net operating loss carryforwards. This indicates our management’s current assessment that because we are yet to generate taxable income, we cannot determine whether it is likely that we will be able to use this asset in the future. In the event that we generate taxable income in a particular jurisdiction in which we operate and in which we have net operating loss carryforwards, we may be required to adjust our valuation allowance.

A. Results of Operations

          The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues that we believe to be significant in analyzing our results of operations. The data is as follows:

	For Years Ended December 31,

	2003	2004	2005	2006	2007

Revenues	100%	100%	100%	100%	100%
Cost of sales	94%	81%	77%	78%	82%
Inventory Write Off	-	-	-	-	5%
Gross profit	6%	19%	23%	22%	13%
Research and development	5%	2%	3%	6%	7%
Selling, general and administrative expenses	40%	23%	18%	35%	35%
Operating profit (loss)	(39%)	(6%)	2%	(19%)	(29%)
Financing expenses, net	5%	4%	1%	2%	-
Other income (expenses), net	-	2%	-	-	-
Profit (loss) before income taxes	(43%)	(10%)	1%	(21%)	(29%)
Income tax (expenses) benefits	(2%)	-	-	(1%)	-
Net Profit (loss)	(45%)	(10%)	1%	(22%)	(29%)

Our order backlog as of December 31, 2007 was $51 million.

Subsequent Events

There are no substantial events subsequent to December 31, 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues.

          Revenues in fiscal 2007 were $13.1 million, an increase of 30% compared to revenues of $10.1 million in fiscal 2006. The increase was primarily attributed to the progress achieved during 2007 in significant new projects that were received in the end of fiscal 2006, which contributed $4 million to the revenues of fiscal 2007. Revenues from sales of our live and embedded training systems products in fiscal 2007 accounted for 56% as in fiscal 2006. Revenues derived from our virtual and constructive simulator products accounted for 44% of our revenues in fiscal 2007 as in fiscal 2006. The geographical breakdown of our revenues in fiscal 2007 was as follows: approximately 45% of our revenues were in Asia Pacific, 39% in Europe, 13% in America and 3% in Israel. In fiscal 2006, approximately 45% of our revenues were in Europe, 23% in Israel, 21% in Asia Pacific and 11% in America. The fluctuations in the proportion of our revenues attributed to geographic areas are the result of the completion of several contracts, which we had with various countries. Our agreements are multi-year contracts, and we generally recognize revenues on the percentage of completion method, recognizing expenses when incurred.

          In fiscal 2007, we recognized income and commissions from royalties in the amount of $559,000 pursuant to the cooperation agreement with MLM signed in August 2005, compared to income from royalties in fiscal 2006 of $276,000.

Gross Profit (Loss).

          Gross profit in fiscal 2007 was approximately $1.7 million, a decrease of $0.5 million from a gross profit of $2.2 million in fiscal 2006. The decrease in gross profit was primarily due to an inventory write-off of $0.7 million, following re-evaluation of the existing products in the inventory, taking into account market price and products conditions. As a percentage of revenues, gross margin (not including the inventory write-off) did not change significantly from an overall gross margin of 22% in fiscal 2006 to an overall gross margin of 18% in fiscal 2007. Our gross margin is influenced by various factors, such as the type and size of a project, and the portion of projects performed by subcontractors.

Research and Development Costs.

          Research and development expenditures consist primarily of salaries, subcontractors and other personnel related expenses related to design, development and enhancement of our products and, to a lesser extent, depreciation and other expenditures. Research and development expenses in fiscal 2007 were $1 million, an increase of $0.4 million from fiscal 2006. Research and development expenses were primarily increased due to continuing the development of new products and the training of new employees.

Selling and Marketing Expenses.

          Selling and marketing expenditures consist primarily of costs relating to payroll expenses, sales commissions, subcontractors and consultants, travel expenses, demonstrations, exhibitions and participation in trade shows. Selling and marketing expenditures in fiscal 2007 were $2.2 million, an increase of $0.8 million, or 56%, from $1.4 million in fiscal 2006. The increase in selling and marketing expenses was primarily attributed to the fact that there was an increase in the number of employees which caused an increase in the salaries expenses and the related expenses, from increasing our marketing activities for our EVA and IFEWS products and from an increase in delivering new proposals.

General and Administrative Expenses.

          General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, office, vehicle and rental expenses. General and administrative expenses in fiscal 2007 were $2.3 million, an increase of $ 188,000, or 9%, from $2.2 million in fiscal 2006. The increase in general and administrative expenses was primarily attributed to an increase in our workforce and related expenses.

Operating Profit (Loss).

          As a result of the foregoing, we had an operating loss of ($3.8) million in fiscal 2007, compared to an operating loss of ($2.0) million in fiscal 2006. As a percentage of revenues, operating loss increased from an operating loss of (19%) in fiscal 2006, to an operating loss of (29%) in fiscal 2007.

Financial Expenses, Net.

          Financial expenses, net consist primarily of interest paid on loans and bank charges, net of income from interest earned on short-term deposits and interest on non-current receivables, gains or losses from derivatives instruments and gains or losses arising from foreign exchange erosion of monetary balances. Financial expenses, net in fiscal 2007 were approximately $18,000 compared to $185,000 in fiscal 2006. The decrease in financial expenses, net were primarily attributed to a decrease in interest on loans received from banks due to reduced amounts of loans pursuant to the completion of the repayment of bank loans during the beginning of fiscal 2007 and to a decrease in interest on long-term tax assessment due to reduced amounts of tax liability pursuant to the repayment of most of our tax liability in fiscal 2005-2007. The changes were also attributed to an increase in interest income received from cash deposits due to higher amounts deposited during the year, gains from derivative instruments and foreign exchange gains offset by an increase in bank charges relating to guarantees due to an increase in guarantees performed by the company.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues.

          Revenues in fiscal 2006 were $10.1 million, a decrease of 47% compared to revenues of $19.2 million in fiscal 2005. The decrease was primarily attributed to the completion of several significant projects in 2005, particularly to the progress achieved during 2005 in one significant project in Europe, which contributed $6.0 million to the revenues of fiscal 2005. In addition, according to the agreement signed with IAI on August 2005, we have received royalties from IAI amounting to $1.7 million during 2005. Revenues from sales of our live and embedded training systems products in fiscal 2006 accounted for 56%, compared to 64% of our revenues in fiscal 2005. Revenues derived from our virtual and constructive simulator products accounted for 44% of our revenues in fiscal 2006, compared to 36% of our revenues in fiscal 2005. The geographical breakdown of our revenues in fiscal 2006 was as follows: approximately 45% of our revenues were in Europe, 23% in Israel, 21% in Asia Pacific and 11% in America. In fiscal 2005, approximately 43% of our revenues were in Europe, 33% in Asia Pacific , 16% in America, 6% in Israel and 2% in Africa. The fluctuations in the proportion of our revenues attributed to geographic areas are the result of the completion of several contracts, which we had with various countries. Our agreements are multi-year contracts, and we generally recognize revenues on the percentage of completion method, recognizing expenses when incurred.

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

Selling and Marketing Expenses.

          Selling and marketing expenditures consist primarily of costs relating to payroll expenses, sales commissions, subcontractors and consultants, travel expenses, demonstrations, exhibitions and participation in trade shows. Selling and marketing expenditures in fiscal 2006 were $1.4 million, an increase of $0.1 million, or 5%, from $1.3 million in fiscal 2005. The increase in selling and marketing expenses was primarily attributed to the fact that we participated in 2006 in several exhibitions, including the Asian Aerospace Show, the Farnborough Airshow and IITSEC, and from increasing our marketing activities for our EVA and IFEWS products.

General and Administrative Expenses.

          General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, office, vehicle and rental expenses. General and administrative expenses in fiscal 2006 were $2.2 million, an increase of $38,000, or 2%, from $2.1 million in fiscal 2005. The small increase in general and administrative expenses was primarily attributed to an increase in legal fees, professional fees and travel costs relating to our inquiries into a potential acquisition of a company. This increase was offset by a decrease in other professional fees, including market analysis of the training military market and management skills improvement, which took place in 2005.

Operating Profit (Loss).

          As a result of the foregoing, we had an operating loss of ($2.0) million in fiscal 2006, compared to an operating profit of $0.3 million in fiscal 2005. As a percentage of revenues, operating profit decreased from an operating profit of 2% in fiscal 2005, to an operating loss of (19%) in fiscal 2006.

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

          The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended 31 December	Israeli inflation % rate	Devaluation of the NIS % rate	Israeli inflation adjusted for devaluation %

2003	(1.9)	(7.6)	5.7
2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(8.97)	12.37

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

          Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations as recently experienced in Israel and, particularly larger periodic devaluations or revaluations, will have an impact on our profitability and period-to-period comparisons of our results. In 2007, the devaluation of the dollar against the NIS exceeded the rate of inflation in Israel, and we have experienced an increase in the dollar cost of our operations in Israel. The effects of foreign currency re-measurements are reported in our consolidated financial statements in the statement of operations.

          We are exposed to a variety of market risks, including changes in interest rates and foreign currency fluctuations.

          We entered into currency future contracts and put and call option contracts to reduce our exposure to fluctuations of specific currencies against the dollar, resulting primarily from firm commitments in such currencies.

          As of December 31, 2007, we had an obligation to sell $250,000 for a total amount of NIS 979,000. The fair value of this derivative financial instrument was $5,000.

Effective Corporate Tax Rate

          Generally, Israeli companies were subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year and 34% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961, which came into effect on January 1, 2006, the corporate tax rate was decreased to 31% for the 2006 tax year, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

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

B. Liquidity and Capital Resources

          Historically we have met our financial requirements primarily through the private sale of equity securities, customer payments and advances and the utilization of bank credit lines. In addition, we raised capital through equity financings in 2004 and in 2006. As of December 31, 2007, we had cash and cash equivalents of approximately $1.5 million and a negative working capital of approximately $1.5 million.

          On October 1, 2003, shareholders of the Company (at that date) granted loans in the total amount of $601,000 for a period of two years, bearing no interest. On March 2, 2004, loans in the amount of $100,000 were converted into shares of the Company, at a price per share of $0.18. On April 20, 2004, the Company reached an agreement for the repayment of $204,000 and a waiver of $177,000 thousand out of the then outstanding loan amount. As of December 31, 2007, a loan in the amount of $120,000 thousand is outstanding, bearing no interest. The Company expects to repay this loan within twelve months of the balance sheet date.

          Pursuant to these transactions, the banks agreed to postpone repayment of $ 1.5 million in short-term credit, such that $0.5 million is repayable in each of the years 2005, 2006 and 2007. The first payment was paid in January 2005, the second payment was paid in January 2006, and the third payment was made in January 2007. There are no restrictions on the use of the credit lines with our banks. The banks may terminate our credit lines at any time, and the banks may demand repayment in full of any indebtedness then outstanding.

          In addition, we have obtained bank guarantees to secure our performance of certain obligations, including under our leases and contracts with customers. Of these guarantees, which amounted to an aggregate of $ 18.7 million on December 31, 2007, guarantees in an aggregate of $18.1 million are to be released by our obtaining specific performance milestones, which are scheduled to be completed through November 2012.

          In connection with our guarantees, loans and credit lines from banks, we have placed equally ranking, first priority fixed and floating liens on all of our assets.

          Our operating cash flow is influenced by cash provided from our customers as an advance and by cash used in the performance of ongoing projects. Operating activities for the year 2007, 2006 and 2005, provided (or used) cash of approximately ($0.5) million, ($2.4) million and $ 1.0 million, respectively. For fiscal 2007, cash derived from changes in assets and liabilities of 2.1 million primarily consisted of a decrease in trade receivables of 1.9 million. Additionally, there was an increase in excess of advances from customers over amounts recognized as revenues of $0.6 million and increase in trade payables of $0.4 million.

          For fiscal 2006, cash provided from changes in assets and liabilities of ($0.8) million primarily consisted of an increase in trade receivables of ($2.9) million. Additionally, there was an increase in excess of advances from customers over amounts recognized as revenues of $2.1 million.

          For fiscal 2005, cash provided from changes in assets and liabilities of $0.5 million primarily consisted of a decrease in trade receivables of $2.4 million. Additionally, there was a decrease in excess of advances from customers over amounts recognized as revenues of $(2.4) million, a decrease in inventory of $1.2 million, a decrease in trade payables of ($0.6) million and a decrease in other payables and accrued expenses of $(0.2) million.

          Investing activities for fiscal 2007, fiscal 2006 and fiscal 2005 used cash of approximately (1.8) million, ($0.2) million and ($0.1) million, respectively. Cash flows used in investing activities in fiscal 2007 consisted primarily of a purchase of fixed assets in the amount of $0.3 million and an increase in restricted bank deposits of $1.5 million. The increase in restricted bank deposits was due to an increase in advanced payments and performance guarantees.

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

          Financing activities for fiscal 2007, fiscal 2006 and fiscal 2005 provided (or used) cash of approximately $0.4 million, $3.1 million and ($0.5) million, respectively.

          Cash flows provided in financing activities in fiscal 2007 consisted primarily of receipt of short-term bank credit and loan in the total amount of $1 million and the net repayment of long-term loans from banks of $0.5 million.

          Cash flows provided in financing activities in fiscal 2006 consisted primarily of share and warrant issuances in the amount of $3.6 million and the net repayment of long-term loans from banks of $0.5 million.

          Cash flows used in financing activities in fiscal 2005 consisted primarily of the net repayment of long-term loans from banks of $0.5 million.

          Our current liabilities exceed our current assets. We believe that the existing cash balances together with meeting forecasted cash flows from operating activities for fiscal 2008, as well as obtaining orders forecasted in the budget approved by the Board of Directors, will be sufficient to meet our capital expenditure needs in the future.

C. Research and Development, Patents and Licenses

          See “Item 4 — Information on the Company – B. Business Overview – Research and Development; Intellectual Property.”

D. Trend Information

          Trend information is included throughout the other sections of this Item 5.

E. Off-Balance Sheet Arrangements

          The premises occupied by the Company are rented under various operating leases expiring at the end of September 2009. On October 30, 2007, the Company signed an extension to one of its operating leases that expires at the end of October 2009. The future minimum annual rental payments as of December 31, 2007 are $ 424,000 and $321,000 for the years ending December 31, 2008 and 2009, respectively.

F. Tabular Disclosure of Contractual Obligations

          Our significant financial and contractual obligations as of December 31, 2007, and the periods in which such obligations are due are as follows:

Payments and Amount of Commitment
Expiration Per Period
(U.S. Dollars in Thousands)

Contractual Obligations(1)	Total Amounts Committed	Less than 1 Year	1-3Years	3-5 Years

Borrowed Lines of credit	1,086	1,086

Guarantees:
Performance guarantees	3,118	222	1,984	912
Advance payment guarantees	15,035	1,954	12,828	253
Other bank guarantees	571	571

Total Guarantees	18,724	2,747	14,812	1,165

Operating lease commitments	745	424	321

Total commercial commitments	20,555	4,257	15,133	1,165

(1) Excludes liability for employee severance benefits, net in the amount of $189,000.

G. Safe Harbor

          Not applicable.

ITEM 6.	Directors, Senior Management and Employees

A. Directors and Senior Management

          The following table lists the name, age and position held by each of our executive officers and directors, as of may 31, 2008:

Name	Age	Position

Aviv Tzidon	52	Director and Chairman of the Board of Directors
Uri Manor	65	Director
Avraham Gilat	61	Director
Rimon Ben-Shaoul	63	Director
Orit Stav	37	Director*
Amnon Harari	57	Director*
Ken Lalo	50	Director
Nir Dor	44	Director
Eival Gilady	57	Director
Ilan Gillies	39	Chief Executive Officer
Reuven Shahar	49	Vice President of Finance and Chief Financial Officer
Dekel Tzidon	48	Vice President of Development and Chief
		Technological Officer
Shuki Carpassi	35	Vice President of Engineering
Yoav Ben-Shem	40	Vice President of Marketing

* External Director

          Aviv Tzidon has been a Director and the Chairman of our Board of Directors since November 24, 2003. Mr. Tzidon was the co-founder of BVR Technologies Ltd. (or BVR-T) and served as its Chief Technology Officer and a director since it commenced operations in 1987. From October 1998, upon the spin-off of BVR Systems (1998) Ltd. from BVR-T, and until April 2000, Mr. Tzidon served as Chairman of the Board of Directors and Chief Executive Officer of BVR-T. For three years, Mr. Tzidon worked as an independent consultant for Israel Aircraft Industries. Mr. Tzidon is also a member of the Board of Directors of CHUN Holdings Ltd. Mr. Tzidon served as a combat pilot with the Israel Air Force, including reserve service, for approximately 20 years.

          Uri Manor has been a director since March 1, 2004. Mr. Manor has served as Managing Director of Datus Ltd., a consulting company specializing in the marketing of defense systems since January 1, 1996 and Managing Director of Loven Hachatzav Ltd., a holding company specializing in high tech and defense companies since 2001. Mr. Manor is also a member of the board of directors of Soltam Systems, Mobideo Aerospace Ltd., Azimuth Technologies Ltd. and Laser Detection Systems Ltd. and CHUN Holdings Ltd. From 1969 to 1996, Mr. Manor held various management positions in Israel Aircraft Industries Ltd. including Deputy General Manager, MBT Division. Mr. Manor holds a B.Sc. and a M.Sc. in Aeronautical Engineering from the Technion, the Israel Institute of Technology.

          Avraham Gilat has been a director since June 28, 2005. Mr. Gilat serves as the Chairman of Soltam Systems Ltd. and the Soltam Group, one of Israel’s prominent defense companies and as a Director General of Mikal Ltd., a holdings company for a wide range of commercial activities. Prior to such time, Mr. Gilat served in various positions in Israel Military Industries Ltd. Mr. Gilat holds an M.B.A. from New York University and a B.A. in Economics from Tel-Aviv University.

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

          Amnon Harari has been one of our external directors since July 2002. Mr. Harari currently serves as the Vice President of R&D in Lumenis Ltd. From August 2004 until August 2006 Mr. Harari served as the VP of sales and service for EMEA in Lumenis Ltd, From March 2002 until August 2004, Mr. Harari served as the Chief Executive Officer of Advanced Heating Technologies Ltd. From May 2000 to March 2002, Mr. Harari served as Chief Executive Officer of Partner Future Communication Ltd. From April 1999 to April 2000, Mr. Harari served as General Manager of Alcatel Israel. From April 1997 to April 1999, Mr. Harari served as Corporate Vice-President and General Manager of the Public Switching Division of Tadiran Telecommunication Ltd that was later acquired by Alcatel to become Alcatel Israel. From 1992 to 1996, Mr. Harari served as the head of the Israel Air Force Material Directorate. From February 1997 to February 2002, Mr. Harari served as an External Director of Elbit Systems Ltd. Mr. Harari is a Brigadier-General in the Israel Air Force. Mr. Harari holds a B.Sc. in Physics from the Tel Aviv University.

          Ken Lalo has been a director since February 20, 2006. Since 2004, Mr. Lalo has served as Executive Vice President of Polar Communications Ltd., an Israeli investment company and is a member of the Boards of Directors of various affiliates of Polar, including publicly traded and private companies. Between 2001 and 2004, Mr. Lalo served as Vice President and General Counsel of other entities within the Shrem Fudim Group. From 1993 to 2001, Mr. Lalo served as Vice President and General Counsel of Clal Industries and Investments Ltd. and was a member of the Boards of Directors of various affiliates of Clal, including publicly traded and private companies. From 1986 to 1992, Mr. Lalo worked as an attorney in Maryland, USA. Mr. Lalo holds an M.B.A. from Northwestern University / Tel- Aviv University, an M.C.L. from George Washington University and an LL.B. from Tel-Aviv University.

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

          Eival Gilady has been a director since March 6, 2008. Mr. Gilady is the CEO of the Portland Trust in Israel. He is also the President of Vanadis Ltd., Chairman of the Western Galilee College, Chairman of KIEDF, and the Honorary Consul of Slovenia in Tel Aviv. A Brigadier General in the IDF, Mr. Gilady had a distinguished military career spanning three decades – commanding field units for twenty years, and serving an additional ten years on the General Staff of the IDF. Mr. Gilady earned his Bachelor’s and three Master’s degrees from Haifa University, National Defense University and George Washington University, in the areas of Resources Management, Policy Analysis, National Security Strategy, and Public Finance. From 1999 to 2001, he was assigned as a research fellow at the Hoover Institution and the Center for International Security and Cooperation at Stanford University.

          Ilan Gillies has been our Chief Executive Officer since his appointment on November 26, 2003. Mr. Gillies has been employed by the BVR Group since 1995 and served as Managing Director of BVR- S Pacific from November1998 to September 2003. Mr. Gillies has served as a combat pilot with the Israel Air Force since 1989.

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

          Shuki Carpassi has been our Vice President of Engineering since November 20, 2007. Mr. Carpassi joined BVR in 1993 and served in different positions in the company. From 2004, he has served as BVR’s Engineering Department Director. Mr. Carpassi has over 14 years experience in real-time/embedded software and systems engineering in the areas of simulation, avionics and mission-critical applications. Mr. Carpassi is the inventor of one of BVR patents in the field avionic communication protocol. Mr. Carpassi holds a B.A. in Management and Computer Science from the Open University, Israel.

          Yoav Ben-Shem has been our Vice President of Marketing since May 1, 2008. Mr. Ben-Shem joined BVR in 1996 and has served in different positions in the company, including Project Manage and Director, Simulators Division. Between 2000 and 2004, Mr. Ben-Shem served in business development positions in several telecommunication companies such as Amdocs and TTI Telecom. In 2004, he returned to BVR and served as Director of Product management and from February 1, 2008, as Director of Business Development. Mr. Ben-Shem holds a B.A in Economy and Business Management and an M.B.A both from the Recanti School of Business Administration in Tel-Aviv University.

           No term of our external directors has expired, in accordance with the provisions of the Israel Companies Law – 1999, as amended from time to time (the Companies Law).

B. Compensation

          The aggregate remuneration we paid for the year ended December 31, 2007 to all executive officers as a group (5 persons) was approximately $605,000 in salaries, fees, commissions and bonuses. This amount includes approximately $75,000 set aside to provide for pension, retirement or similar benefits provided to our directors and executive officers.

          Members of our board of directors, other than our external directors, do not receive cash compensation for their service on the board of directors or any committee of the board of directors. However, all of our directors are reimbursed for their expenses for each board of directors meeting attended. Our external directors received an aggregate of approximately $14,000 for the year ended December 31, 2007.

          At the meeting of our shareholders held on March 1, 2004, a special majority of our shareholders who voted at that meeting, approved the grant of an option to purchase 72,000 of our Ordinary Shares to each of our nine directors serving on our Board of Directors at the time, with the exception of Aviv Tzidon, the Chairman of our Board of Directors. The options vested with the following Directors upon their completion of one full year of service on our board following the March 1, 2004 shareholders meeting: Yaron Sheinman (formerly, a member of our board of directors), Avi Leumi (formerly, a member of our board of directors), Uri Manor, Eric Chan, Gadi Aviram (formerly, a member of our board of directors), Rimon Ben-Shaoul, Orit Stav and Amnon Harari and are exercisable at a price of $0.18 per share for a period of three years. All unexercised options expired in March 2008.

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

          Taking into account the option grants described in the preceding two paragraphs above, as of March 31, 2008, options to purchase 9,310,000 Ordinary Shares granted to our directors and executive officers under our option plans were outstanding. The exercise price of these options was $0.18 per share. Of these options, options to purchase 7,020,000 Ordinary Shares are currently exercisable or will become exercisable within 60 days of such date.

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

          Pursuant to the decisions of the General Meetings dated July 9, 2002 and March 1, 2004, respectively, Amnon Harari and Orit Stav were each appointed as external directors of the Company for a three-year term. On June 28, 2005 and on July 17, 2007, respectively, our shareholders extended the appointment of Mr. Harari and Ms. Stav to continue to serve as external directors for additional three-year terms. At the Company’s annual general meeting scheduled to be held on July 10, 2008, the Company intends to appoint Ms. Alicia Rothbard to serve as an external director upon the end of the second three-year term of Mr. Harari.

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

          We have obtained liability insurance for our directors and officers.

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

          On January 4, 2004, our board of directors adopted a new share option plan under which options for the purchase of 5,000,000 Ordinary Shares of the Company may be granted to our employees and consultants. In 2006, our Board of Directors approved an increase to the total option program to 5,200,000 Ordinary Shares. Under this plan, as of March 31, 2008, 4,052,200 options were granted to employees and consultants of the Company, at an exercise price ranging between $0.145 and $0.65 per share. These options will vest over five years with one-fifth vesting each year, and each increment expiring three years after vesting. As of March 31, 2008 one fifth of these options had expired. Moreover, as of March 31, 2008, an additional 1,147,800 Ordinary Shares of the Company were reserved for issuance pursuant to options issuable under this share option plan.

          As of March 31, 2008, we had outstanding options for the purchase of an aggregate of 4,056,200 Ordinary Shares of the Company.

Employees

          The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities:

	Year ended December 31,

Activity	2007	2006	2005

Production & Research and Development	98	66	53
Marketing and Sales	7	4	3
Administration and Management	12	10	10

Total	117	80	66

          As of May 31, 2008, we employed approximately 102 employees in research and development operations and productions, both internally financed and pursuant to contracts with our customers performed an integral role in our various projects

          Our employees are required to sign a nondisclosure agreement covering all of our proprietary information which they might possess or to which they might have access. We believe that we have satisfactory labor relations with our employees and have never experienced a work stoppage.

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

D. Share Ownership

          As of March 31, 2008, Aviv Tzidon beneficially owned an option to purchase 7,200,000 Ordinary Shares, (for further information, see item 6B) exercisable at a price of $0.18 per share for three years. Assuming the exercise of such options and no other exercise of our convertible securities, Mr. Tzidon will hold 4.92% of our then outstanding Ordinary Shares. In addition, Mr. Tzidon holds 50% of Chun LP, which beneficially owned, as of March 31, 2008, 58,142,608 Ordinary shares, amounting to 49.71% of our outstanding Ordinary Shares.

          Other than Mr. Aviv Tzidon, none of our directors and officers beneficially owned more than 1% of our outstanding equity securities.

ITEM 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

          The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of, March 31, 2008, by each person or entity known to own beneficially more than 5% of our outstanding Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

CHUN Holdings Limited Partnership (3) c/o Yigal Arnon & Co. 1 Azrieli Center Tel-Aviv 67021 Israel	58,142,608		49.71%

H.S.N General Managers Holdings LP 7 Berkowitz St. Tel Aviv Israel	38,000,000	(4)	28.15%

Polar Investments House Platinum House 21 Ha’arbah St. Tel Aviv 64731 Israel	6,252,207	(5)	5.34%

Bank Leumi Le-Israel B.M. 24-32 Yehuda Halevi St. Tel Aviv 63432 Israel	6,111,111		5.22%

(1)

Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 31, 2008.

(2)

Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of March 31, 2008 are treated as outstanding only for the purposes of determining the percent owned by such person or group. The percentage of outstanding ordinary shares is based on 116,973,757 Ordinary Shares outstanding as of March 31, 2008.

(3)

Based on information reported by Chun LP in its Schedule 13D, the general partner of Chun LP is Chun Holdings Ltd., a private Israeli company jointly held by Aviv Tzidon (50%), and Portal Marketing SA (50%).

(4)

Includes three separate warrants for the purchase of 6,000,000 ordinary shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions.

(5)	Includes 3,181,807 Ordinary Shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd.

          As of March 31, 2008, there were a total of four holders of record of our ordinary shares with addresses in the United States. Such United States holders were, as of such date, the holders of record of 223,875 ordinary shares representing approximately 0.2% of our outstanding share capital The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 11.2% of our outstanding ordinary shares as of said date).

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

          On January 1, 2007, following the expiration of the above agreement, we entered into a new agreement with Consult Wise Pte Ltd. Pursuant to this agreement, we agreed to pay Consult Wise $3,500 per month for the provision of its marketing services and $3,500 per month for supporting our operating programs in Singapore, for a period of two years commencing January 1, 2007; furthermore, Consult Wise is entitled to commissions on purchase orders issued by customers introduced to us pursuant to its marketing services. For further information see Note 16 to the Consolidated Financial Statements included in this annual report.

Agreement with Eyepoint Ltd.

          On March 1, 2004, the Company entered into a consulting agreement with, an Israeli company wholly owned by Mr. Dekel Tzidon, brother of Mr. Aviv Tzidon, the Chairman of our Board of Directors. Pursuant to this consulting agreement, Mr. Tzidon continues to serve as the Company’s Vice President of Research & Development and Chief Technological Officer. The terms of this agreement were approved by the Company’s Audit Committee in July 2004.

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

Sale of Shares to and Issue of Warrants to Chun

          On November 21, 2003, Chun Holdings Ltd., or Chun, issued a tender offer to purchase all of our outstanding shares for a purchase price of $0.18 per share. Pursuant to the tender offer, which expired on December 30, 2003, some of our shareholders, including Clal Industries Ltd. and our former controlling shareholder Elisra Electronics Systems Ltd., or Elisra, tendered an aggregate of 7,142,608 of their shares, constituting 67% of our issued and outstanding share capital. Upon the request of Chun, all of the tendered shares were registered in the name of its affiliate Chun Holdings L.P., or Chun LP which became our controlling shareholder. As of, March 31, 2008 Chun was holding an aggregate of 49.71% of our outstanding shares.

          Following the expiration of the tender offer, Elisra is no longer a holder of any of our share capital.

          On March 3, 2004, Chun entered into an agreement to purchase 33,333,333 of our Ordinary Shares at a price per share of $0.18 for an aggregate purchase price of $6,000,000. This transaction was approved by our shareholders at a general meeting held on March 1, 2004.

           Chun also agreed on such date to provide our company with a credit line in the amount of $3.2 million. In consideration for this credit line, we granted Chun a four-year warrant to purchase an additional 40,000,000 of our Ordinary Shares for an exercise price of $0.18 per share. Chun, however, waived its right to receive warrants for the purchase of 11,468,889 of our Ordinary Shares and agreed that 10,000,000 options shall be distributed among the other shareholders of the Company, pro-rata to the cash invested by them during 2004 , and 1,468,889 to the Company’s principal banks. During the third quarter of 2004, the $3.2 million credit line was replaced by an additional investment in the same amount made by Chun in our share capital.

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

          There have been no material changes in our financial position since December 31, 2007.

ITEM 9.	The Offer and Listing

A. Offer and Listing Details

          Our Ordinary Shares have traded on the Over The Counter Bulletin Board under the symbol BVRSF.OB since February 2003 and previously traded on the Nasdaq Small Cap Market from March 2001. From October 1998 until March 2001 our shares were traded on the Nasdaq National Market.

          The following table sets forth, for the periods indicated, the range of high and low sales prices of our Ordinary Shares:

	High	Low

2003
Year ending December 31, 2003	$1.10	$0.75

2004
Year ending December 31, 2004	$1.10	$0.40

2005
Year ending December 31, 2005	$0.72	$0.20

2006
First Quarter	$0.28	$0.16
Second Quarter	$0.27	$0.22
Third Quarter	$0.24	$0.18
Fourth Quarter	$0.22	$0.15

2007
First Quarter	$0.24	$0.19
Second Quarter	$0.21	$0.17
Third Quarter	$0.19	$0.16
Fourth Quarter	$0.20	$0.14
October	$0.20	$0.15
November	$0.20	$0.19
December	$0.19	$0.14

2008
January	$0.19	$0.16
February	$0.18	$0.16
March	$0.20	$0.15
April	$0.19	$0.17
May	$0.19	$0.16

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

C. Material Contracts

          In September 2001, we entered into an agreement with Aermacchi S.P.A., a leading manufacturer and producer of modern military training aircraft in Europe, for the supply of an MB339 training aircraft full mission simulator and three years of logistical support. The contract price is $ 7.1 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the second quarter of 2003 and enter into the logistical support period. We completed this project during the second quarter of 2006.

           In July 2004, we entered into a follow on contract with a customer in Asia for the provision of integrated logistic support services for a period of three years for a training system that was previously provided by us. The contract price is approximately $ 1.6 million. We completed this project during the first quarter of 2007.

          In October 2004, we entered into a contract with Boeing for the integration of EHUD™ ACMI systems on Boeing’s new F-15K aircraft, to be supplied to the Republic of Korea Air Force. The contract price is approximately $ 1.5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the fourth quarter of 2006.

          In November 2004, we entered into a contract with Systex Corporation, a leading Asian system integration company for the supply of an infantry multi-weapon firing simulation system. The contract price is approximately $ 2.6 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. The contract value increased during 2007 by $ 0.6 million to new total of $ 3.2 million. We expect to complete this updated project during the third quarter of 2008. As of March 31, 2008, we received $ 1.8 million under this contract.

          In January 2005, we entered into an additional contract with Systex Corporation for the supply of a tank simulation system. The contract price is approximately $ 1.4 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the fourth quarter of 2006.

          In September 2005, we entered into a contract with Elbit Systems for the supply of work-share in a new F-16I simulator for the Israel Air Force. The contract price is approximately $ 2.2 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to finish this project until the end of the third quarter of 2008

          In January 2006, we entered into an agreement with Aermacchi S.p.A., a leading manufacturer and producer of modern military training aircraft in Europe, for the upgrade of two MB339a training aircraft simulators. The contract price is approximately $ 4.5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to finish this project until the end of the third quarter of 2008.

          In March 2006, we entered into a contract with an international customer for the provision of an F-16 MLU Improved Unit Line Trainer. The contract price is $ 2.7 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the second quarter of 2008. As of March 31, 2008, we received all the payments of $ 2.7 million under this contract.

          In May 2006, we entered into an agreement with a leading European company for the provision of In-Flight Electronic Warfare Simulator (IFEWS). The contract price is approximately $ 1.7 million while increased in the first quarter of 2007 by $ 0.2 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the second quarter of 2007.

          In September 2006, we entered into a major contract with an international customer for the supply of a distributed naval embedded training system. The contract price is $ 11.9 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the fourth quarter of 2010. As of March 31, 2008, we received $ 5.3 million under this contract.

          In December 2006, we entered into an agreement with a European customer, for the Embedded Virtual Avionics (EVA) solution. The contract price is approximately $ 1.2 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We completed this project during the first quarter of 2007.

          In January 2007, we entered into Licenses agreement with an aircraft manufacturer, for the Embedded Virtual Avionics EVA patent. As of March 31, 2008, we received $ 0.25 million under this agreement.

          In March 2007, we entered into a three year maintenance contract for a naval embedded training system supplied by BVR to an international customer. The contract price is approximately $ 1.1 million, which is payable in accordance to timely milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2010. As of March 31, 2008, we received $ 0.34 million under this agreement.

          In March 2007, we entered into an agreement with a European customer, for the Embedded Virtual Avionics EVA solution for a leading jet trainer. The contract price is approximately $ 1.1 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the second quarter of 2008. As of March 31, 2008, we received $ 0.21 million under this agreement.

          In August 2007, we entered into an agreement with an international customer, for the Embedded Virtual Avionics EVA solution for a trainer aircraft. The contract price is approximately $ 0.6 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the second quarter of 2008. As of March 31, 2008, we received all the payments of $ 0.6 million under this agreement.

          In August 2007, we entered into a major contract with an international customer for the supply of Air Defense Simulator. The contract price is $ 10.1 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2009. As of March 31, 2008, we received $ 3.1 million under this contract.

          In September 2007, we entered into a two years maintenance agreement, for training system. The contract price is approximately $ 0.7 million, which is payable in accordance to timely milestones during the lifetime of the project. We expect to complete this project during the third quarter of 2009. As of March 31, 2008, we received $0.04 million under this agreement.

          In September 2007, we entered into a maintenance agreement to support airborne ACMI products. The contract price is approximately $ 0.9 million, which is payable in accordance with fulfillment of support activities during the lifetime of the project. We expect to complete this project during the fourth quarter of 2009.

          In October 2007, we entered into a major contract with an international customer for the supply of an air defense embedded simulator. The contract price is $ 5.8 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2010. As of March 31, 2008, we received $ 1.5 million under this contract.

          In October 2007, we entered into a major contract with an Asian customer for the supply of ACMI systems. The contract price is $19.5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the fourth quarter of 2009. As of March 31, 2008, we received $2.9 million under this contract.

          In January 2008, we entered into a major contract with an international customer for the supply of ACMI systems. The contract price is $18.4 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the fourth quarter of 2009. As of March 31, 2008, we received $7.7 million under this contract.

          In January 2008, we entered into a major contract with an international customer for the supply of Naval Tactical Trainer systems. The contract price is $3.2 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the fourth quarter of 2009. As of March 31, 2008, we received $0.6 million under this contract.

          In June 2008, we entered into a major contract with an international customer for the supply of a Trainer Aircraft Full Mission Simulator FMS. The contract price is $5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the fourth quarter of 2009.

          For a summary of our other material contracts, see:

•	“Item 4 – Information on the Company – B. Business Overview – Strategic Relationships,” including a description of the Cooperation Agreement entered into with MLM in August 2005.

•	“Item 6 – Directors, Senior Management and Employees – B. Compensation”

•	“Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

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

General Corporate Tax Structure

          Generally, Israeli companies were subject to corporate tax at the rate of 29% in the 2007 tax year. The rate was reduced to 27% in 2008 and is expected to be reduced in accordance with the new legislation to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

          Taxable income of a company derived from an Approved Enterprise is subject to corporate tax at a maximum rate of 25% (rather than the ordinary corporate tax rate) for the “benefit period.” The “benefit period” is seven years (and under certain circumstances, as further detailed below, ten years) commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

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

B. Outline of the primary changes of the Encouragement Reform

          The Encouragement Reform provides that “Approved Enterprise” status will continue to be granted by the Investment Center to qualifying investments. However, the Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export to market of at least 12 million residents.

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

          Tax benefits are available under the Encouragement Reform to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Encouragement Reform states that the company must make an investment which meets all the conditions set out in the Amendment for tax benefits and exceeds a minimum amount specified in the Law (at least 300,000 NIS). Such investment allows the company to receive a “Benefited Enterprise” status, and may be made over a period of no more than three years ending on the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion, as follows:

Production Assets	% of Required Investment	Required Investment
Up to NIS 140 million	12%	Up to NIS 16.8 million
From NIS 140 – 500 million	7%	From NIS 16.8 – 42 million
Over NIS 500 million	5%	From NIS 42 million

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

          The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations promulgated under the Research Law, in the event that any of the manufacturing is performed outside Israel by any entity other than us, if approval is received from the Office of the Chief Scientist for such foreign manufacturing and the identity of the foreign manufacturers, we may be required to pay increased royalties unless the proportion of manufacturing rights remaining in Israel is only decreased by 10% or less. If the manufacturing volume that is performed outside of Israel is less than 50%, the total amount to be repaid to the Office of the Chief Scientist may be adjusted to 120% of the grant. If the manufacturing volume that is performed outside of Israel is between 50% and 90% the total amount may be adjusted to 150% of the grant and if it is more than 90%, the total amount may be adjusted to 300% of the grant. Since our manufacturing activities are performed by subcontractors outside of Israel, the consent of the Office of the Chief Scientist is required for these activities and additional consents will be required in connection with the manufacturing of products developed in the future with Office of the Chief Scientist grants. The letters of approval under which we received the grants do not specifically refer to our manufacturing activities outside of Israel; however, we believe that the Office of the Chief Scientist has adequately expressed its consent to such activities. There can be no assurance that the consents granted to date by the Office of the Chief Scientist will be deemed to be adequate under applicable laws and regulations or that such consents will not be reversed or modified in any way or that we will obtain consents for such activities at all from the Office of the Chief Scientist in the future. Failure to comply with the requirements for consents for manufacturing outside of Israel could result in penalties, cancellation of grants and denial of any future applications for grants or for these consents. If the consents obtained from the Office of the Chief Scientist to manufacture our products outside of Israel are terminated or if we are unable to obtain similar consents in the future, our business could be harmed. A transfers of the technology developed pursuant to the terms of these grants may be transferred outside of Israel only subject to the payments promulgated under the Research Law and subject to the prior approval of the Research Committee; technology transfers within Israel are also subject to the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology in Israel may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and production and the obligation to pay royalties in an amount that may be increased. There can be no assurance that such consent, if requested, will be granted under reasonable commercial terms. See “Item 5—Operating and Financial Review and Prospects—Government Grants.”

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

Special Provisions Relating to Taxation under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985 or the Inflationary Adjustments Law, which was repealed effective January 1, 2008, represented an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. For all tax years prior to 2008, the features which were material to us were as follows:

          (a)          There was a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed (soft) assets. Where a company’s equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess was allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation was added to taxable income.

          (b)          Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward were adjusted for inflation based on the increase in the consumer price index.

On February 26, 2008 the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for the transitional provisions whose objectives are to prevent distortion of the taxation calculations.

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

          With respect to gains accrued before January 1, 2003, regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax on gains that were derived from the sale of shares of an “Industrial Company”, as defined by the Industry Encouragement Law. This exemption only applied to shares that were traded on specified non-Israeli markets, including the NASDAQ National Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter. The exemption did not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies and subject to the Income Tax Law (Inflationary Adjustments) - 1985. We believe that we are currently an Industrial Company, as defined by the Industry Encouragement Law. There can be no assurance that the Israeli tax authorities will not deny our status as an Industrial Company, possibly with retroactive effect.

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

Interest Rate Risk

          We are exposed to interest rate volatility primarily relating to interest rate changes applicable to our withdrawals under our credit lines. Our credit lines bear interest at rates, which vary with changes in LIBOR. We do not speculate on the future direction of such interest rates. On March 2004, the Company reached an agreement with its principal bank lenders for the repayment of $6.55 million and the deferral of repayment of long-term loans totaling $1.5 million until the years 2005, 2006 and 2007. As of December 31, 2007, there were no current maturities of long – term loans.

          The weighted average interest rates on short-term bank credit (linked to the U.S. dollar) as at December 31, 2007, 2006 and 2005 are 7.45%%, 6.9% and 5.4%, respectively. As of December 31, 2007, the interest expenses we attributed to the utilization of our credit lines amounted to $22,000. Interest risk is estimated as the potential increase in interest expenses from a hypothetical 10% increase in the interest rates. Assuming a hypothetical 10% increase, our interest expenses would increase by $2,000

Equity Price Risk

          As of December 31, 2007, we did not have any marketable securities that were recorded at a fair value; hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

          As of December 31, 2007, we had cash and cash equivalents in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,085,000(out of $1,500,000 in cash and cash equivalents that we had in total). Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our cash and cash equivalents would decrease immaterially by $99,000. As of December 31, 2007, we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $339,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by $31,000. As of December 31, 2007, we had other receivables in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $32,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by $3,000.As of December 31, 2007, we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,062,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $97,000. As of December 31, 2007, we had other payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,628,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the fair value of our accounts payable would increase by $148,000. As of December 31, 2007, we had long-term payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $189,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the fair value of our accounts payable would increase by $17,000.

          As of December 31, 2007, we had cash and cash equivalents in Singapore dollars or SGD or in funds linked thereto in the aggregate amount of $81,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/SGD exchange rate. Assuming such an increase in the dollar/SGD exchange rate, the fair value of our SGD accounts receivable would decrease by $7,400. As of December 31, 2007 we had accounts receivable and accounts payable in SGD or in funds linked thereto in the aggregate same amount of $3,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/SGD exchange rate. Assuming such an increase in the dollar/SGD exchange rate, the results of operations of the Company would not have any material effect.

          As of December 31, 2007 we had other receivable and other payable in SGD or in funds linked thereto in the aggregate amount of $7,000 and $11,000, respectively. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/SGD exchange rate. Assuming such an increase in the dollar/SGD exchange rate, the results of operations of the Company would not have any material effect.

          As of December 31, 2007, we had cash and cash equivalents in Euro or in funds linked thereto in the aggregate amount of $286,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar/Euro exchange rate. Assuming such a decrease in the dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $26,000. As of December 31, 2007, we had accounts receivable in Euro or in funds linked thereto in the aggregate amount of $497,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/ Euro exchange rate. Assuming such an increase in the dollar/SGD exchange rate, the fair value of our Euro accounts receivable would decrease by $45,000. As of December 31, 2007, we had account payables in Euro or in funds linked thereto in the aggregate amount of $41,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar/Euro exchange rate. Assuming such a decrease in the dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $3,700.

ITEM 12.	Description of Securities Other Than Equity Securities

          Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages And Delinquencies

          Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

          Not applicable.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

          Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Act”) as of the end of the period covered by this annual report on Form 20-F. Based on their evaluation, our principal executive and principal financial officers have concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective due to the material weaknesses in our internal controls over financial reporting described below in Management’s Report on Internal Control over Financial Reporting.

          Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

          Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

          Management assessed the effectiveness of the internal control over financial reporting as of December 31, 2007 based on criteria established in the Internal Control –Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on its assessment and the COSO criteria, management identified as of December 31, 2007 the following material weakness in internal control over financial reporting:

          There was inadequate level of management review of calculations maintained in manual spreadsheets related to the reporting of non-cash stock based compensation in accordance with US GAAP. As a result, audit adjustments were needed to correct errors resulting from this internal control deficiency, which manifested itself in the failure to record adequate non-cash stock compensation expenses. These adjustments are reflected in our audited financial statements for the year ended December 31, 2006.

          Because of the material weakness described above as of December 31, 2007 related to the accounting for non- cash stock based compensation in accordance with US GAAP, based on its assessment and the criteria set forth in Internal Control-Integrated Framework issued by COSO, management have concluded that, as of December 31, 2007, we did not maintain effective internal control over financial reporting.

          This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Remediation of Material Weaknesses in Internal Control over Financial Reporting

          Management’s remediation efforts of the material weakness identified above have been accomplished by implementing the necessary review controls over the accuracy of the calculations generated by the underlying manual spreadsheets.

Changes in Internal Control over Financial Reporting

          The management concluded that there were no changes in connection with the evaluation required by Rule 13a-15(d) in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

          Copies of our code of ethics are available at our executive offices upon request.

ITEM 16C	Principal Accountant Fees and Services

          The following table presents fees for professional audit services rendered by Somekh Chaikin, a member of KPMG International (independent auditors) for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2007 and 2006, and fees billed for other services rendered by Somekh Chaikin, a member of KPMG International (independent auditors).

	2007	2006
	(In thousands)

Audit Fees(1)	$125	$89
Audit-Related Fees(2)	-	-
Tax Fees(3)	5	6
All Other Fees(4)	17	15

(1)

Audit fees consist of fees for professional services rendered for the audit of the Company’s Consolidated Financial Statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees principally for assurance and related services that are not reported under Audit Fees.

(3)	Tax fees consist of tax compliance fees for the preparation of original and amended tax returns, claims for refunds and tax advice.

(4)	In 2006: Fees regarding due diligence of a company BVR considered acquiring. In 2007: Fees regarding the rendering of advisory services with respect to section 404 of the Sarbanes-Oxley Act.

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

PART III

ITEM 17	Financial Statements

          The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18	Financial Statements

          See Item 17.

ITEM 19	EXHIBITS

          The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description

1.1*	Memorandum of Association of Registrant

1.2*	Form of Articles of Association

4.1**	Management Services Agreement, dated March 18, 2002, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

4.2***	Management Services Agreement, dated April 6, 2003, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

4.3†	Lease Agreement, dated September 14, 1999, as amended, between BVR Technologies Ltd. and Minrav Holdings Ltd. (an English summary accompanied by Hebrew original)

4.4†	Lease Agreement, dated August 29, 1999, between the Registrant and Electra Real Estate Ltd. (an English summary accompanied by Hebrew original)

4.5****	Share Purchase Agreement, dated March 1, 2004 between the Registrant and the purchasers identified therein

4.6****	Cooperation Agreement, dated August 11, 2005, between the Registrant and Israel Aircraft Industries on behalf of MLM. As this addendum is written in Hebrew, a translation is attached hereto.

4.7****	Share Purchase Agreement, dated March 5, 2006 between the Registrant and Nir Dor on behalf of H.S.N General Managers Holdings L.P., an Israeli Limited Partnership.

8†	Subsidiaries of the Registrant

10.1	Consent of Independent Registered Public Accounting firm.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

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

Name: Reuven Shahar
Title: Chief Financial Officer

Date: June 30, 2008

B.V.R. Systems (1998) Ltd.
and Subsidiary

Financial Statements
As of and for the Year Ended
December 31, 2007

B.V.R. Systems (1998) Ltd. and Subsidiary

Consolidated Financial Statements as of December 31, 2007

Report of Independent Registered Public Accounting Firm
To the Shareholders of B.V.R. Systems (1998) Ltd.

We have audited the accompanying consolidated balance sheets of B.V.R. Systems (1998) Ltd. (the Company) and its subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2007 and 2006, and the consolidated results of their operations, changes in shareholders’ equity and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements. As described in Note 21B the Company has restated its US GAAP net loss for the year ended December 31, 2006.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

June 29, 2008

B.V.R. Systems (1998) Ltd. and Subsidiary

Consolidated Balance Sheets as of December 31

		2007	2006
	Note	$ thousands	$ thousands

Assets

Current assets
Cash and cash equivalents	3	1,520	3,421
Restricted bank deposits		1,328	967
Trade receivables	4	2,433	4,383
Other receivables and prepaid expenses	5	313	262
Inventories	6	1,322	2,021

Total current assets		6,916	11,054

Other non-current assets	7	2,242	1,155

Fixed assets, net	8	880	865

Other assets, net	2P	122	219

Total assets		10,160	13,293

—————————————————— Aviv Tzidon Chairman of the Board of Directors	—————————————————— Ilan Gillies Chief Executive Officer	—————————————————— Reuven Shahar Chief Financial Officer

Approval date of the financial statements: June 29, 2008

B.V.R. Systems (1998) Ltd. and Subsidiary

Consolidated Balance Sheets as of December 31

		2007	2006
	Note	$ thousands	$ thousands

Liabilities and Shareholders' Equity

Current liabilities
Current maturities of long-term bank loans	13	-	516
Bank overdraft		466	-
Short-term loans from bank and others	9	620	120
Trade payables	10	1,922	1,487
Excess of advances from customers over amounts
recognized as revenue	11	3,591	2,952
Other payables and accrued expenses	12	1,812	2,492

Total current liabilities		8,411	7,567

Long-term liabilities
Long-term payable in respect of income tax		-	154
Liability for employee severance benefits, net	14	189	166

Total long-term liabilities		189	320

Total liabilities		8,600	7,887

Commitments and contingencies	16

Shareholders' equity	15
Share capital:
Ordinary shares, NIS 1.00 par value
400,000,000 shares authorized,
116,863,757 shares issued and outstanding
as of December 31, 2007 and 2006		25,861	25,861
Additional paid-in capital		17,010	16,992
Accumulated deficit		(41,311)	(37,447)

Total shareholders' equity		1,560	5,406

Total liabilities and shareholders' equity		10,160	13,293

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd. and Subsidiary

Consolidated Statements of Operations for the Years Ended December 31

		2007	2006	2005
	Note	$ thousands (except for per share data)

Revenues:
Sales		12,547	9,827	17,450
Royalties and commissions	16A	559	276	1,746

Total revenues	19A	13,106	10,103	19,196

Cost of sales	19B	10,719	7,866	14,806
Inventory write-off		699	-	-

Total cost of revenues		11,418	7,866	14,806

Gross profit		1,688	2,237	4,390

Operating expenses:
Research and development		959	615	614
Selling and marketing		2,232	1,430	1,356
General and administrative		2,343	2,155	2,117

Operating profit (loss)		(3,846)	(1,963)	303

Financial expenses, net	19C	(18)	(185)	(187)
Other expenses, net		-	-	(2)

Profit (loss) before income taxes		(3,864)	(2,148)	114
Income tax expense	17	-	(75)	-

Net profit (loss) for the year		(3,864)	(2,223)	114

Earnings (loss) per share
Basic earnings (loss) per share (in $)		(0.03)	(0.02)	0.00

Diluted earnings (loss) per share (in $)		(0.03)	(0.02)	0.00

Weighted-average number of ordinary
shares of nominal NIS 1.00 par value
outstanding (in thousands) used in
calculation of the basic and diluted
earnings (loss) per share		116,864	112,361	95,528

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd. and Subsidiary

Statement of Changes in Shareholders' Equity

	Number of Ordinary Shares outstanding (NIS 1 par value)	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity
		$ thousands	$ thousands	$ thousands	$ thousands

Balance as of December 31,
2004	95,400,210	21,247	17,700	(35,338)	3,609

Changes in the year ended
December 31, 2005:

Issuance of shares in respect
of services	263,547	59	(12)	-	47

Employee stock option
compensation	-	-	7	-	7

Net profit for the year	-	-	-	114	114

Balance as of December 31,
2005	95,663,757	21,306	17,695	(35,224)	3,777

Changes in the year ended
December 31, 2006:

Issuance of shares in respect
of services	1,200,000	262	(41)	-	221

Employee stock
option compensation	-	-	31	-	31

Issuance of shares and warrants	20,000,000	4,293	(693)	-	3,600

Net loss for the year	-	-	-	(2,223)	(2,223)

Balance as of December 31,
2006	116,863,757	25,861	16,992	(37,447)	5,406

Changes in the year ended
December 31, 2007:

Employee stock option
compensation	-	-	18	-	18

Net loss for the year	-	-	-	(3,864)	(3,864)

Balance as of December 31,
2007	116,863,757	25,861	17,010	(41,311)	1,560

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd. and Subsidiary

Consolidated Statements of Cash Flows for the Years Ended December 31

	2007	2006	2005
	$ thousands

Cash flows from operating activities
Net profit (loss) for the year	(3,864)	(2,223)	114
Adjustments to reconcile net profit (loss) to net cash flows
from operating activities (A)	3,352	(219)	905

Net cash (used in) provided by operating activities	(512)	(2,442)	1,019

Cash flows from investing activities
Purchases of fixed assets	(352)	(295)	(339)
Proceeds from sale of fixed assets	-	-	6
Decrease (increase) in restricted bank deposits	(1,487)	310	224
Other assets	-	(292)	-

Net cash used in investing activities	(1,839)	(277)	(109)

Cash flows from financing activities
Bank overdraft	466	-	-
Receipt of short-term bank loan	500	-	-
Repayment of long-term loans from banks	(516)	(517)	(517)
Issuance of shares	-	3,600	-

Net cash provided by (used in) financing activities	450	3,083	(517)

Increase (decrease) in cash and cash equivalents	(1,901)	364	393
Cash and cash equivalents at the beginning of the year	3,421	3,057	2,664

Cash and cash equivalents at the end of the year	1,520	3,421	3,057

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd. and Subsidiary

Consolidated Statements of Cash Flows for the Years Ended December 31 (cont'd)

	2007	2006	2005
	$ thousands

A. Adjustments to reconcile net profit (loss) to net
cash flows from operating activities

Income and expenses not involving cash flows:
Gain on sale of fixed assets	-	-	(2)
Depreciation and amortization	492	394	364
Stock based compensation	18	31	7
Increase in liability for employee severance
benefits, net	23	87	10
Write-off of inventories	699	-	-
Services in exchange for shares issuance	39	114	47

	1,271	626	426

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	1,950	(2,904)	2,405
Decrease (increase) in other receivables and prepaid expenses	(51)	68	144
Increase (decrease) in excess of advances from customers
over amount recognized as revenue	639	2,098	(2,425)
Decrease in inventories	-	55	1,163
Increase (decrease) in trade payables	377	(124)	(640)
Decrease in other payables and accrued expenses
(current and non-current)	(834)	(38)	(168)

	2,081	(845)	479

	3,352	(219)	905

B. Non-cash transactions
Accounts payable in respect of fixed assets	58	47	-

Prepaid expenses in respect of share issuance	-	107	-

Supplemental information:

Income taxes paid	642	641	317

Interest paid	43	48	49

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 1 – General

A.	B.V.R. Systems (1998) Ltd. (“Company”), an Israeli incorporated company, was formed on January 6, 1998 in order to receive all of the assets and liabilities of the defense-related business of B.V.R. Technologies Limited (“BVR Tech”), a company formed in 1986, which were spun off to the Company on October 23, 1998 in exchange for the Company’s shares issued to the then shareholders of BVR Tech. In June 1998, the Company formed a subsidiary in Singapore, BVR-S Pacific PTE, which operates in Singapore. The Company is engaged in developing, manufacturing and marketing advanced training and computer-based simulation systems for military applications.

B.	At December 31, 2007, the Company had negative working capital of $1.5 million and cash and cash equivalents of $1.5 million, compared to cash and cash equivalents of $3.4 million at December 31, 2006. In addition, during the year ended December 31, 2007, the Company’s total revenues from sales, commissions and royalties totaled $13.1 million compared to $10.1 million during 2006, with a negative cash flow from operations during 2007 of $0.5 million. Based on current forecasts, management believes that the Company has sufficient liquidity to finance operations for the next twelve months.

Note 2 – Significant Accounting Policies

The financial statements have been prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”) which differ in certain material respects from generally accepted accounting principles in the United States of America (“US GAAP”) – see Note 21.

The Company will adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) for the period beginning January 1, 2008 (see Note 2T).

A.	Financial statements in US dollars

The currency of the primary economic environment in which the operations of the Company and its subsidiary are conducted is the US dollar (“dollar”, or “$”). The majority of the Company’s sales are made outside Israel in dollars, and a substantial portion of the Company’s costs are incurred in dollars. Accordingly, the Company has determined that the dollar is the currency of its primary economic environment and thus its functional currency.

The Company’s transactions and balances denominated in dollars are presented at their original amounts. Transactions denominated in currencies other than dollars are translated into dollars using current exchange rates. All foreign currency transaction gains and losses are reflected in the statements of operations as financial income or expenses, as appropriate.

B.V.R. Systems (1998) Ltd. and Subsidiary

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

Restricted bank deposits are comprised of cash deposited in banks in respect of bank guarantees granted to the Company’s customers as partial collateral for the continued performance of work and advances received from the customers. The release of these deposits is based on the progress of the work and is subject to customer approval. The Company recorded liens on these deposits in favor of the banks that granted the guarantees. The restricted deposits are linked to the dollar and bear annual interest of 4.2%.

E.	Inventories

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials and components	- on the "first-in, first-out" method

Finished goods	- on the basis of actual manufacturing cost.

As of January 1, 2007, the Company applies Israeli Accounting Standard No. 26, “Inventory”. The standard provides guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairment in value of inventory written down to net realizable value. The standard also provides guidelines regarding formulae used to allocate costs to various types of inventory. The implementation of Accounting Standard No. 26 had no effect on the Company’s financial position and results of operations.

B.V.R. Systems (1998) Ltd. and Subsidiary

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

As of January 1, 2007, the Company applies Israeli Accounting Standard No. 27, “Fixed Assets”. The standard prescribes rules for the presentation, measurement and derecognizing of property, plant and equipment and for the disclosure required in respect thereto. The standard provides that at the initial recognition of property, plant and equipment, the entity should include in the cost of the item all the costs it will be required to incur in respect of a liability to dismantle and remove the asset and to restore the site on which it was located. Furthermore, the standard provides that a group of similar fixed assets shall be measured at cost net of accumulated depreciation, and less impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset to above its initial cost as a result of the revaluation will be directly included in shareholders’ equity under a revaluation reserve. Any part of a fixed asset with a cost that is significant in relation to the total cost of the item shall be depreciated separately, including the costs of significant periodic examinations. The standard also provides that a fixed asset that was purchased in consideration for another non-monetary item in a transaction having a commercial substance shall be measured at fair value. If property, plant and equipment consist of several components with different estimated useful lives, the individual significant components should be depreciated over their individual useful lives. The implementation of Accounting Standard No. 27 had no effect on the Company’s financial position and results of operations.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

I.	Revenue recognition

1.	Recognition of revenues and costs from long-term contracts

Revenue and costs from work in progress under long-term contracts are recognized in accordance with Israeli Accounting Standard No. 4 as follows:

a.	Revenues and costs from work performed under long-term contracts are recognized according to the “percentage-of-completion” method, if all of the following conditions are fulfilled: the revenues are known or capable of being reliably estimated, collection of the revenues is probable, the costs involved with execution of the work are known or capable of being reliably estimated, there is no material uncertainty regarding the ability to complete the work and comply with the contractual terms with the customer and the rate of completion can be reliably estimated. If the conditions enumerated above are not met, income is recognized at the level of the costs incurred and expected to be recovered (“zero margin”).

b.	The percentage of completion is measured on the basis of cost (the ratio of the costs incurred to the total estimated costs). Work in progress under long-term contracts is stated at cost less amounts charged to cost of revenues in the statement of operations and associated with revenue recognized on the basis of the “percentage-of-completion” method. Cost includes direct costs of materials, labor, subcontractor and other direct costs and allocated indirect manufacturing costs.

c.	Anticipated losses on contracts are provided for in full when determined to be expected.

d.	Estimated profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. The effect of such changes in estimates is recognized in the statement of operations at the time of their identification.

e.	The Company provides warranties on sales of systems to certain customers for periods of up to 24 months, however not beyond the date of sale. The expenses related to the warranty period are taken into consideration in the direct cost of the contracts, based on management’s estimation and in accordance with the Company’s prior experience.

2.	Revenue from royalties and commissions

Royalties and commission revenues resulting from the cooperation agreement with Israel Aircraft Industries Ltd. (“IAI”) (see Note 16A for more details), are recognized when the related payments are received by IAI. The Company determines such revenues by receiving confirmation of payments subject to royalties and commissions from IAI.

3.	Revenue from services

Revenue from services are recognized over the period of the performance of the service if it certain that the economic benefits attributed to the performance of the service will be received.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

J.	Research and development costs

Research and development costs are charged to the statement of operations, as incurred, except for software development cost as explained in Note 2P.

K.	Selling and marketing costs

Selling and marketing costs are charged to selling and marketing expenses in the statement of operations.

L.	Income taxes

As from January 1, 2005 the Company implements Accounting Standard No. 19 “Taxes on income”. Income taxes for all periods presented have been computed on the basis of income tax rates applicable to the Company and its subsidiary as separate stand-alone entities.

The Company accounts for income taxes under the balance sheet method of accounting. Under the balance sheet method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, as well as loss carryforwards, and are measured using the prevailing tax rates and laws that will be in effect when the differences are expected to be utilized. The main item in respect of which deferred taxes were not calculated is the realization of investment in a subsidiary that management intends to retain. Similarly, deferred taxes have not been provided for future taxable distributions from the subsidiary, since it is the Company’s policy not to initiate a distribution of dividends that involves additional tax liability.

Deferred tax assets for future tax benefits are not included where their realization is less than probable. As such, the Company has recorded a full valuation allowance in regard to all tax loss carryforwards as well as for other temporary differences (see Note 17F).

M.	Impairment in value of assets

The Company applies Israeli Accounting Standard No. 15 – “Impairment in Value of Assets”. The standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price and the use value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

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

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

N.	Basic and diluted income (loss) per share

The Company applies Israeli Accounting Standard No. 21, “Earnings per Share”. In accordance with the provisions of the standard, the Company calculates basic income or loss per share with respect to income or loss, and basic income or loss per share with respect to income or loss from continuing operations, which is attributable to the ordinary shareholders. The basic income per share is calculated by dividing the income or loss attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. In order to calculate the diluted income per share, the Company adjusts the income or loss attributable to the ordinary shareholders, and the weighted average number of outstanding ordinary shares, in respect of the effects of all the dilutive potential ordinary shares (such as options).

O.	Accounting for stock-based compensation

Through December 31, 2005, the Company recorded expenses with respect to stock options granted to employees and service providers that provide similar services to those provided by employees, in accordance with the intrinsic value method described in United States Accounting Principles Board Opinion No. 25 (APB No. 25) “Accounting for Stock Issued to Employees”. Shares issued to service providers were recorded based on the cost of service provided at the grant date of the shares issued.

As of January 1, 2006, the Company applies Israeli Accounting Standard No. 24, “Share-Based Payments” which requires that share-based payment transactions, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with Standard No. 24, share-based payment transactions in which goods or services are received will be recognized at their fair value. The standard applies to share-based payment transactions conducted after March 15, 2005 that have not yet vested on January 1, 2006. Furthermore, the standard applies to liabilities deriving from share-based payment transactions existing on January 1, 2006. The standard requires that comparative data relating to periods after March 15, 2005 be restated. As of December 31, 2005, the charge for equity-settled share-based payments in the consolidated statement of operations is $7 thousand.

The Company records salary expense and an increase in its shareholders’ equity, over the vesting periods, based on the fair value of the options on the grant date, using the Black-Scholes pricing model.

P.	Other assets

1.	Other assets are comprised of costs incurred internally for the development of computer software intended for sale, lease or marketing which are reported at the lower of unamortized cost or net realizable value in accordance with the guidelines prescribed by Statement of Financial Accounting Standard (“SFAS”) 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Capitalization of software development costs is made upon reaching technological feasibility and is discontinued when the product is available for sale to customers. Amortization expenses for the years ended December 31, 2007 and 2006 were $97 thousand and $73 thousand, respectively. In 2005, the Company recorded $296 thousand as research and development expense in regards to the software development.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

P.	Other assets (cont’d)

2.	As of January 2007 the Company applies Accounting Standard No. 30, “Intangible Assets”. The Standard explains the accounting treatment of intangible assets and defines how to measure the book value of these assets, as well as the disclosures that are required.

A research and development asset shall be recognized in the amount of its value less the amortization that would have accumulated from the date of creation until December 31, 2006 on the basis of the useful life of the asset, and less any accrued impairment losses. The amount of the adjustment shall be included in the balance of retained earnings of January 1, 2007.

The implementation of Accounting Standard No. 30 had no effect on the Company's financial position and the results of operations.

Q.	Concentration of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist mainly of cash and cash equivalents, restricted bank deposits and trade receivables.

At December 31, 2007 and 2006, the Company had cash and cash equivalents, and restricted bank deposits which were deposited with major Israeli banks. Management believes that the financial institutions that hold the Company’s investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

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

The fair market value of the Company’s financial instruments, which are cash and cash equivalents, restricted bank deposits, loan from others, trade receivables, short-term debt, trade payables, other payables and accrued expenses approximate their carrying value as of December 31, 2007 and 2006, due to their short-term nature. The carrying amounts of the Company’s borrowings under its loan agreements approximate their fair value, since they bear interest that changes according to LIBOR.

S.	Derivative financial instruments

Derivative financial instruments, not held for hedging, are stated in the financial statements at their fair value. Changes in fair value are recognized in the statement of operations as they occur. The fair value of derivative financial instruments is determined based on their market value and, when there is no market value, then according to a valuation model.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

T.	Disclosure of effect of new accounting standards in the period prior to their implementation

Adoption of International Financial Reporting Standards (IFRS)

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29. The Standard provides that entities subject to the Securities Law – 1968 that are required to report according to the regulations of this law are to prepare their financial statements for periods beginning as from January 1, 2008 according to IFRS. The Standard permits early adoption as from financial statements released after July 31, 2006. Furthermore, the Standard provides that entities that are not subject to the Securities Law – 1968 and not required to report according to the regulations of this law, are also permitted to prepare their financial statements according to IFRS as from financial statements published after July 31, 2006.

In accordance with the standard, a company that is included in the scope of the standard or implement IFRS voluntarily is required to include in a note to its annual financial statements for December 31, 2007, balance sheet data as of December 31, 2007 and statement of operations data for the year then ended, that have been prepared according to the recognition, measurement and presentation principles of IFRS.

The Company shall adopt IFRS as from financial statements for the period beginning on January 1, 2008.

The tables and notes hereunder provide an explanation of the effects of the transition from Israeli GAAP to IFRS on the Company’s financial position, results of operations.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

T.	Disclosure of effect of new accounting standards in the period prior to their implementation (cont’d)

Adoption of International Financial Reporting Standards (“IFRS”) (cont’d)

Reconciliation of balance sheet

		January 1, 2007			December 31, 2007
	Note	Israeli GAAP	Effect of the transition to IFRS	IFRS	Israeli GAAP	Effect of the transition to IFRS	IFRS
		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Assets
Cash and cash equivalents		3,421	-	3,421	1,520	-	1,520
Restricted bank deposits	C	967	106	1,073	1,328	106	1,434
Trade receivables		4,383	-	4,383	2,433	-	2,433
Other receivables		262	-	262	313	-	313
Inventories		2,021	-	2,021	1,322	-	1,322

Total current assets		11,054	106	11,160	6,916	106	7,022

Other non-current assets	C	1,155	(106)	1,049	2,242	(106)	2,136
Property, plant and equipment, net		865	-	865	880	-	880
Other assets, net		219	-	219	122	-	122

Total non-current assets		2,239	(106)	2,133	3,244	(106)	3,138

Total assets		13,293	-	13,293	10,160	-	10,160

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

T.	Disclosure of effect of new accounting standards in the period prior to their implementation (cont’d)

Adoption of International Financial Reporting Standards (“IFRS”) (cont’d)

Reconciliation of balance sheet (cont’d)

		January 1, 2007			December 31, 2007
	Note	Israeli GAAP	Effect of the transition to IFRS	IFRS	Israeli GAAP	Effect of the transition to IFRS	IFRS
		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Liabilities
Current maturities of long-term bank loans		516	-	516	-	-	-
Bank overdraft		-	-	-	466	-	466
Short-term loan from bank and other		120	-	120	620	-	620
Trade payables		1,487	-	1,487	1,922	-	1,922
Excess of advances from customers over amounts
recognized as revenue		2,952	-	2,952	3,591	-	3,591
Other payables	A	2,492	(810)	1,682	1,812	(84)	1,728
Income taxes payable	E	-	654	654	-	-	-
Provisions	A	-	156	156	-	84	84

Total current liabilities		7,567	-	7,567	8,411	-	8,411

Long-term payables in respect of income tax		154	-	154	-	-	-
Liability for employee severance benefits, net	D	166	(137)	29	189	(125)	64

Total non-current liabilities		320	(137)	183	189	(125)	64

Total liabilities		7,887	(137)	7,750	8,600	(125)	8,475

Shareholders' equity
Share capital		25,861	-	25,861	25,861	-	25,861
Additional paid-in capital	B	16,992	(38)	16,954	17,010	(56)	16,954
Accumulated deficit	F,D,B	(37,447)	175	(37,272)	(41,311)	181	(41,130)

Total shareholders' equity		5,406	137	5,543	1,560	125	1,685

Total liabilities and shareholders' equity		13,293	-	13,293	10,160	-	10,160

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

T.	Disclosure of effect of new accounting standards in the period prior to their implementation (cont’d)

Adoption of International Financial Reporting Standards (“IFRS”) (cont’d)

Adjustment of earnings

		Year ended December 31, 2007
		Israeli GAAP	Effect of the transition to IFRS	IFRS
	Note	US$ thousands (except for per share data)

Revenues:
Sales		12,547	-	12,547
Royalties and commissions		559	-	559

Total revenues		13,106	-	13,106

Cost of sales	B	10,719	44	10,763
Inventory write-off		699	-	699

Total cost of revenues		11,418	44	11,462

Gross profit (loss)		1,688	(44)	1,644

Operating expenses:

Research and development		959	-	959
Selling and marketing	B	2,232	9	2,241
General and administrative	B, D	2,343	179	2,522

Total operating expenses		5,534	188	5,722

Operating loss		(3,846)	(232)	(4,078)
Financial income		15	-	15
Financial expenses		(33)	-	(33)

Financial costs, net		(18)	-	(18)

Loss before income taxes		(3,864)	(232)	(4,096)

Income tax expense		-	-	-

Net loss for the period		(3,864)	(232)	(4,096)

Loss per share:
Basic loss per share (in US$)		(0.03)	(0.00)	(0.03)

Diluted loss per share (in US$)		(0.03)	(0.00)	(0.03)

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

T.	Disclosure of effect of new accounting standards in the period prior to their implementation (cont’d)

Adoption of International Financial Reporting Standards (“IFRS”) (cont’d)

The effects were reflected upon the adoption of IFRS:

A.	In accordance with Israeli GAAP, current and non-current provisions were classified as other payables and accrued expenses according to the nature of the provision. In accordance with IFRS, provisions are presented as a separate item in liabilities. Therefore, upon applying IFRS, as of January 1, 2007 and December 31, 2007 other payables and accrued expenses decreased in the amount of $156 thousand and $84 thousand, respectively.

B.	In accordance with Israeli GAAP, expenses recognized in respect of share-based payment transactions were recorded against additional paid-in capital in the shareholders’ equity. According to IFRS 1, share-based payment granted prior to November 7, 2002 or vested until January 1, 2007 are not recorded as share-based payments under IFRS 2. Therefore, in accordance with IFRS, and on the basis of the accounting policy applied by the Company, the effect was a reclassification of additional paid-in capital to accumulated deficit. Accordingly, the balance of the additional paid-in capital decreased as of January 1, 2007 and December 31, 2007 in the amount of $38 thousand and $56 thousand, and the accumulated deficit decreased in the amount of $38 thousand and $56 thousand, respectively.

C.	In accordance with IFRS, an asset is classified as current if it is expected to be realized in, or is held for sale or consumption in, the entity’s normal operating cycle. The Company’s operating cycle is generally 24 months. Under Israeli GAAP the reclassification between current and non-current assets did not consider the operating cycle of the Company. The effect of adoption of IFRS as of January 1, 2007 and December 31, 2007 is a reclassification of $106 thousand and $106 thousand, respectively, from non-current bank deposits to restricted bank deposits.

D.	In accordance with Israeli GAAP, liabilities in respect of employee benefits were recognized according to the full amount of the liability as at balance sheet date using the “shut down” method without taking into consideration a discount rate, future salary raises and future termination of employment. As from the transition date, a net liability is measured in respect of employee benefits in accordance with IAS 19 on the basis of evaluations that are based, inter alia, on actuarial assumptions.

The Company has chosen to recognize actuarial gains and losses through profit and loss in the statements of operation, in accordance with the alternatives provided in IAS 19.

The effect of the transition to IFRS as of January 1, 2007, is a reduction in the liability against accumulated deficit in the amount of $137 thousand as a result of the adjustment in actuarial assumptions. In the year ended December 31, 2007, the Company recorded a $12 thousand reduction, through profit and loss.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

T.	Disclosure of effect of new accounting standards in the period prior to their implementation (cont’d)

Adoption of International Financial Reporting Standards (“IFRS”) (cont’d)

The effects were reflected upon the adoption of IFRS (Cont’d):

E.	In accordance with Israeli GAAP, current taxation liabilities were presented within other liabilities. In accordance with IFRS, taxation liabilities are presented as a separate item in liabilities. Therefore, upon applying IFRS, taxation liabilities as of January 1, 2007, in the amount of $654 thousand, were reclassified from the item of other current liabilities under current liabilities to the item of current taxation liabilities under current liabilities.

F.	The effect of the aforementioned adjustments on accumulated deficit:

		January 1 2007	December 31 2007
	Note	$ thousands	$ thousands

Share based payments	B	38	56
Employee benefits	D	137	125

		175	181

Note 3 – Cash and Cash Equivalents

	December 31
	2007	2006
	$ thousands	$ thousands

In dollars	68	2,494
In New Israel Shekels	1,086	636
In other foreign currencies (Euro and Singapore Dollar)	366	291

	1,520	3,421

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 4 – Trade Receivables

	December 31
	2007	2006
	$ thousands	$ thousands

Open accounts	483	1,176
Unbilled revenue *	1,658	2,991
Receivables from related parties (see Note 20A)	-	51
Receivables from IAI (see Note 16A)	292	165

	2,433	4,383

* Unbilled revenue is comprised as follows:

Accumulated amounts recognized as revenues	22,753	24,646
Less - advances from customers	20,748	21,655
Less - provision for losses	347	-

Unbilled revenue	1,658	2,991

Information on contracts for long-term projects

	December 31 2007 and the year then ended	December 31 2006 and the year then ended
	Contracts for projects
	$ thousands	$ thousands

Revenue expected on contracts for long-term projects signed
during the year	37,993	17,694

Portion of the cumulative amount of contracts for long-term projects
not yet recognized as income at the year end	45,920	19,193

Note 5 – Other Receivables and Prepaid Expenses

	December 31
	2007	2006
	$ thousands	$ thousands

Prepaid expenses	163	122
Receivables in respect of work in progress	111	104
Loans to employees	12	23
Others	27	80

	313	329
Less - allowance for doubtful accounts	-	67

	313	262

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 6 – Inventories

	December 31
	2007	2006
	$ thousands	$ thousands

Finished goods	1,969	1,969
Raw materials	52	52

	2,021	2,021

Inventory write-off	699	-

	1,322	2,021

Note 7 – Other Non-Current Assets

	December 31
	2007	2006
	$ thousands	$ thousands

Non-current restricted bank deposits	2,213	1,087
Non-current prepaid expenses	29	68

	2,242	1,155

Note 8 – Fixed Assets, Net

	Computers and electronic equipment	Manufacturing equipment	Office furniture and equipment	Leasehold improvements	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Cost
Balance as of
December 31, 2006	7,192	2,001	912	274	10,379
Additions	386	-	24	-	410
Disposals	-	(256)	(11)	(7)	(274)

Balance as of
December 31, 2007	7,578	1,745	925	267	10,515

Accumulated
depreciation
Balance as of
December 31, 2006	6,714	1,993	608	199	9,514
Additions	318	3	46	28	395
Disposals	-	(256)	(11)	(7)	(274)

Balance as of
December 31, 2007	7,032	1,740	643	220	9,635

Net book value as of
December 31, 2007	546	5	282	47	880

Net book value as of
December 31, 2006	478	8	304	75	865

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 9 – Short-Term Loan from Bank and Others

On October 1, 2003, shareholders of the Company (at that date) granted loans in the total amount of $601 thousand for a period of two years, bearing no interest. On March 2, 2004, loans in the amount of $100 thousand were converted into shares of the Company, at a price of $0.18 per share. On April 20, 2004, the Company reached an agreement for the repayment of $204 thousand and a waiver of $177 thousand out of the then outstanding loan amount.

As of December 31, 2007, a loan in the amount of $120 thousand is outstanding, bearing no interest. The Company expects to repay this loan within twelve months from balance sheet date.

At June 30, 2007, the Company received a loan from the bank in the amount of $500 thousand bearing an interest of 7.45% for a period of one year.

Note 10 – Trade Payables

	December 31
	2007	2006
	$ thousands	$ thousands

Payables to IAI (see Note 16A)	164	207
Open accounts	1,414	995
Sub-contractor payables	344	285

	1,922	1,487

Note 11 – Excess of Advances from Customers over Amounts Recognized as Revenue

	December 31
	2007	2006
	$ thousands	$ thousands

Advances from customers	18,614	9,565
Less - cumulative amounts recognized as revenue	15,023	6,613

	3,591	2,952

Note 12 – Other Payables and Accrued Expenses

	December 31
	2007	2006
	$ thousands	$ thousands

Payroll and related accruals	1,128	721
Provision for completion	84	282
Government authorities	56	562
Other accrued expenses	544	927

	1,812	2,492

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 13 – Long-Term Bank Loans

During the second quarter of 2004, the Company reached an agreement with its principal bank to reschedule the repayment of loans in the amount of $1,550 thousand, in three equal annual installments for the years 2005, 2006 and 2007. At January 1, 2007 the Company paid the last installment in the amount of $516 thousand.

Note 14 – Liability for Employee Severance Benefits, Net

A.	Under Israeli law, the Company is required to make severance payments to dismissed employees and to employees terminating employment under certain other circumstances. The Company’s liability for severance pay is fully provided for through insurance policies and by accrual.

	December 31
	2007	2006
	$ thousands	$ thousands

Severance pay liability	1,604	1,477
Less - amounts funded*	1,415	1,311

	189	166

* The Company may only withdraw amounts funded for the purpose of severance pay disbursement.

B.	Severance pay expense recorded for the years ended December 31, 2007, 2006 and 2005 was $23 thousand, $90 thousand and $8 thousand, respectively.

Note 15 – Shareholders’ Equity

A.	The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol BVRSF.OB.

B.

	Issued and Outstanding
	December 31
	2007	2006

Ordinary shares of
NIS 1.00 par value	116,863,757	116,863,757

The authorized share capital of the Company as of December 31, 2007 and 2006 was NIS 400,000,000, divided into 400,000,000 shares.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Shareholders’ Equity (cont’d)

C.	In December 2003, Chun Holding L.P. (“Chun”), a limited partnership, gained control of the Company by purchasing the Company’s shares through a tender offer, and through a share issuance performed on March 1, 2004 and during 2004, in which the Company completed the issuance of 66,872,669 shares, in the amount of $11.8 million, of which $9.8 million was issued in exchange for cash and $2.1 million was issued in exchange for the conversion of loans from banks and from a controlling shareholder.

In addition, Chun was granted an option (the “Options”) to purchase 40,000,000 ordinary shares of the Company, for an additional investment amount of up to $7.2 million at an exercise price per share of $0.18, for a period of four years.

Chun has resolved, and instructed the Company accordingly, that even though the shareholders of the Company have voted for the grant of all of the options to Chun, Chun shall only be entitled to 28,531,111 of the options and the remaining 11,468,889 options shall be distributed as follows: 10,000,000 among the other shareholders of the Company, pro-rata to the cash invested by them during 2004, and 1,468,889 to the Company’s principal banks.

During the third quarter of 2004, Chun exercised 17,666,667 options into shares for the amount of $3,180 thousand. At December 31, 2007 and 2006, there are 22,333,333 options outstanding, which were expired in March 2008.

D.	On March 21, 2006, the Company issued to a group of new investors 20,000,000 ordinary shares for a total consideration of $3.6 million, together with three separate warrants for the purchase of 6,000,000 ordinary shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions.

E.	In January 2004, the Company signed a three-year consulting agreement with Wise Pte Ltd. (“Wise”), a company owned and controlled by the brother of Aviv Tzidon, the Company’s Chairman of the Board of Directors.

According to the agreement, Wise will provide the Company marketing services in the Far East, in consideration of a monthly payment of $3,000 a month by way of issuance of 16,667 of the Company’s ordinary shares each month. In 2006, the agreement with Wise was amended, see Note 16D.

During each of the years 2004, 2005 and 2006, the Company issued 200,000 ordinary shares, totaling 600,000 ordinary shares issued in respect of this agreement.

F.	On June 8, 2005, the Company issued to Tact Computers and Systems Ltd. (“Tact”) 63,547 ordinary shares of the Company in consideration for the services provided by Tact under a service agreement signed on February 2004.

G.	On January 1, 2006, the Company signed an addendum to the agreement signed with Electra Real-Estate Ltd. (“Electra”) during August 1999. According to the addendum, the Company issued to Electra 1,000,000 ordinary shares of the Company in consideration for part of the lease payments for the premises occupied by the Company.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Shareholders’ Equity (cont’d)

H.	Share-based compensation

1.	In August 2001, the Board of Directors of the Company approved an option plan to grant options for the purchase of up to 707,900 ordinary shares to the Company’s employees, directors and subcontractors. Each option is exercisable into one ordinary share of the Company at exercise prices of $0.90 – $2.69, equal to the market price of the share on the date of issuance.

The aforesaid options are exercisable in two increments, one third after one year from the date of issuance and two thirds after two years from the date of issuance. The options will expire after three years from the vesting date of each increment. At December 31, 2007, there are 4,000 options outstanding under this plan. No other options are available for additional grants under this plan.

2.	In 2004, the Company granted Aviv Tzidon, the Chairman of the Board of Directors, an option to purchase 9,000,000 ordinary shares of the Company vested in five equal increments subject to him serving as an active Chairman of the Board of Directors. The exercise price per share shall be $0.18. The options will expire after three years from the vesting date of each installment. As of December 31, 2007, there are 9,000,000 options outstanding, 7,200,000 of which are exercisable.

At the same date, the Company also granted to each of the Company’s directors (not including Aviv Tzidon), options to purchase 72,000 shares of the Company (total of 648,000 shares), at an exercise of $0.18 per share. The options were subject to the completion of a full year of service. As of December 31, 2007, there are 576,000 options outstanding and exercisable, after the cancellation of 72,000 options of one director who did not complete a full year of service.

3.	In January 2004, the Company’s Board of Directors approved the grant of up to 5,000,000 options to the Company’s employees and service providers. In 2006, the Company’s Board of Directors approved an increase of 5,200,000 options in the total option program. Each option is exercisable into one ordinary share of the Company. At December 31, 2007, there are 4,051,200 employee options outstanding and there are 1,064,000 options outstanding for service providers, 2,421,200 and 738,000 of which are exercisable for employees and service providers, respectively. The options are exercisable at prices of $0.145 to $0.65 per share, and are exercisable in five equal increments commencing one year after their issuance. The options will expire after three years from the vesting date of each increment.

As of December 31, 2006, there were 3,924,000 employee options outstanding, of which 132,800 options were cancelled during 2007.

The cost of the benefit inherent in the options based on the fair value on the day of their grant in accordance with the provisions of Standard No. 24 of the Israel Accounting Standards Board amounts to approximately $27 thousand and $51 thousand for 2007 and 2006, respectively. This amount will be recognized as an expense over the vesting period of each portion. An expense in the amount of $18 thousand, $31 thousand and $7 thousand was recorded in the year ended December 31, 2007, 2006 and 2005, respectively.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Shareholders’ Equity (cont’d)

H.	Share-based compensation (cont’d)

4.	Option plan information

a.	A summary of the status of the Company’s stock option plans as of December 31, 2007, 2006 and 2005, and changes during the years then ended, is as follows:

	As of December 31,
	2007		2006		2005
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)

Options
outstanding at
the beginning
of the year	14,596,600	0.19	14,695,300	0.24	16,026,136	0.52
Granted	260,000	0.20	350,000	0.20	208,000	0.17
Forfeited	(161,400)	0.56	(448,700)	1.97	(1,538,836)	3.23

Outstanding at
the end of
the year	14,695,200	0.19	14,596,600	0.19	14,695,300	0.24

Options
exercisable at
the end of
the year	10,939,200	0.18	8,256,200	0.19	5,805,300	0.33

b.	The following table summarizes information relating to stock options at December 31, 2007:

	Number of Options
	Outstanding	Exercisable

Exercise price ($)

0.2	210,000	-
0.19	50,000	-
0.9	4,000	4,000
0.65	80,000	48,000
0.55	30,000	18,000
0.23	120,000	30,000
0.185	220,000	52,000
0.18	13,836,000	10,720,000
0.17	121,200	55,200
0.145	24,000	12,000

	14,695,200	10,939,200

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Shareholders’ Equity (cont’d)

H.	Share-based compensation (cont’d)

4.	Option plan information (cont’d)

c.	Outstanding options as of December 31, 2007 may be exercised as follows:

	Number of options	Weighted average exercise price ($)

Immediately	10,939,200	0.18
First year	2,724,000	0.19
Second year or thereafter	1,032,000	0.19

	14,695,200	0.19

d.	The fair value of the options granted and accounted for under Standard No. 24 was calculated on the basis of the Black & Scholes model for the pricing of options. The parameters that were used in order to implement the model are as follows:

	Option grant date
	March 2006	June 2006	August 2006	May 2007	November 2007

Share price (in $)	0.19	0.23	0.185	0.2	0.17
Exercise price (in $)	0.19	0.23	0.185	0.2	0.17
Expected volatility	146.63%	123.58%	125.29%	85.82%	63.88%
Life of options
(in years)	2-4	2-4	2-4	2-4	2-4
Risk-free
interest rate	4.99%	5%	4.93%	4.82%	4.82%
Rate of anticipated
dividends	0	0	0	0	0

The expected volatility was determined on the basis of the historical volatility in the Company’s share prices.

The life of the option warrants was determined on the basis of the management’s estimate of the period the employees will hold the options, taking into consideration their position with the Company and the Company’s experience regarding the turnover of employees.

The risk-free interest was determined on the basis of the yield to maturity of $-denominated Government debentures with a remaining life equal to the anticipated life of the option warrants.

B.V.R. Systems (1998) Ltd. and Subsidiary

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

The Company and IAI currently operate in accordance with an amendment to the IAI agreement executed in August 2005 that amended a prior agreement entered into in 1999. The 2005 agreement governs the cooperation between the parties including in the marketing Naval Combat Maneuvering Instrumentation System in various countries worldwide through the transfer of work share from the leading party to the other and provides guidelines for fair competition between the parties.

The 2005 agreement expands cooperation between the parties in the marketing of Naval Combat Maneuvering Instrumentation Systems in various countries worldwide through the transfer of work share from the leading party to the other. The 2005 Agreement also sets the rate of royalties in all territories to 5% with respect to “Ehud” Systems. In addition, the 2005 Agreement resolved all disagreements between the parties prior to January 1, 2005. The term of the 2005 Agreement is for ten years. As result of the resolution of the disagreements between the parties, the Company released during 2005, certain previously accrued liabilities in the amount of $780 thousand that were no longer payable as a result of the new agreement signed with IAI in 2005, and this amount was credited to the cost of revenues during 2005. In the years ended December 31, 2007, 2006 and 2005, the Company recognized royalty revenue from IAI in the amount of $ 0.6 million, $0.3 million and $ 1.7 million, respectively.

Furthermore, the Company recorded royalty fees to IAI in the amount of $0.3 million, $0.2 million and $0.3 million for the years ended December 31, 2007, 2006 and 2005, respectively.

B.	Lease commitments

The premises occupied by the Company are rented under various operating leases expiring at the end of September 2009. On October 30, 2007, the Company signed an extension to one of its operating leases that will be expire at the end of October 2009. The future minimum annual rental payments as of December 31, 2007 are as follows:

Year ending December 31,	$ thousand

2008	424
2009	321

745

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 16 – Commitments and Contingent Liabilities (cont’d)

C.	Liabilities and guarantees

1.	In order to provide security for the credit received from banks and for the bank guarantees provided in favor of the Company, the Company registered first degree fixed and floating liens on monetary deposits, a floating lien on all its property, assets and related insurance benefits and a floating lien on its unpaid share capital, its goodwill and its plant, assets and rights.

2.	On certain occasions the Company deposits cash and cash equivalents with certain financial institutions that have issued guarantees on behalf of the Company in favor of its customers. In order to fulfill the above-mentioned commitments, the Company places a charge on its bank deposits (including the insurance rights attached thereto). At December 31, 2007, there are $3,541 thousand in current and non-current restricted bank deposits (as of December 31, 2006 – $2,054 thousand current and non-current restricted bank deposits).

3.	Guarantees issued by banks in favor of the Company are as follows:

	December 31
	2007	2006
	$ thousands	$ thousands

Performance guarantees	3,118	6,087

Advance payment guarantees	15,035	5,423

Other bank guarantees	571	602

The expiration dates of the guarantees are through November 30, 2012. Bank charge guarantees are recorded as financial expenses.

D.	In November 2006, the Board of Directors approved a new service agreement signed with Wise (see Note 15E) effective as of January 1, 2007. According to the agreement, Wise will provide marketing and support services in Singapore in exchange for a gross monthly fee of $3,500 for marketing services and a gross monthly fee of $3,500 for the support services. In the event that, during the term of the new agreement, the Company receives a purchase order for its products or services based on the marketing services, Wise shall be entitled to a commission as follows: (a) on the first $1,000,000 received from a purchase order a commission equal to 3%; (b) on amounts between $1,000,000 and up to $3,000,000 – a commission equal to 2%; (c) on amounts over $3,000,000 a commission equal to 1%.

The new agreement is for a period of two years from the effective date.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 16 – Commitments and Contingent Liabilities (cont’d)

E.	Derivative financial instruments

TheCompany enters, from time to time, into foreign currency future contracts and put and call options contracts to reduce the impact of fluctuations of certain currencies against the dollar resulting primarily from firm commitments not denominated in dollars. Gains or losses resulting from qualified hedges of firm commitments are deferred and recognized when the hedged transactions occur, while results of transactions which do not meet all the criteria specified in SFAS 52 and SFAS 80 are recorded as financial income or expense.

The derivative financial instruments of the Company as of December 31, 2007 are as follows:

	Currency receivable	Currency payable	Date of expiration/ maturity/ sale	Amounts receivable	Amounts payable	Fair value	Book value
				$ thousands	$ thousands	$ thousands	$ thousands

Future currency contract	NIS	Dollar	14/1/08	254,582	250,000	4,585	4,585

Note 17 – Income Taxes

A.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969

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

Pursuant to the Law, the Company was awarded “Approved Enterprise” status under the government alternative benefits track. The main benefits to which the Company is entitled is a full exemption on its taxable income arising from two Approved Enterprise plans for a period of two years and a reduced tax rate of 25% for an additional five years from the date on which the investments are significantly completed and the Company has taxable income as defined by the Law.

In 1998, the Company applied for approval of the expansion of its facilities in Rosh Ha’ayin (“the second plan”).

In addition, in 2001 the Company filed a request for an additional new plan to expand its production facilities in Rosh Ha’ayin (“the third plan”). The request was approved in 2002.

As of December 31, 2007, due to losses, the Company had not yet utilized the tax benefits provided in the second and third plans.

The benefits, to which the Company is entitled, will be granted on the proportionate part of the income, deriving from a future increase in its income in excess of the base turnover, which is not entitled to benefits. The utilization of the seven years of benefits for the second and third plans is limited to 2012 and 2016, respectively.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 17 – Income Taxes (cont’d)

B.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (“the Law”) (cont’d)

The Company’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

If the retained tax-exempt income is distributed in a manner other than the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently – 25%). As of December 31, 2007, the Company has accumulated losses (see Note 17I).

The aforementioned benefits are conditional upon compliance with the terms and regulations as prescribed by law, and the approvals according to which the investments were carried out. Non-compliance with the terms may result in the cancellation of the benefits, in whole, or in part, and the refund of the benefit amounts in addition to accrued interest.

As of December 31, 2007, the Company’s management is of the opinion that it is in compliance with all of the aforementioned terms.

C.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (“The Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, results for tax proposes are measured in real terms, taking into consideration the change in the Israeli Consumer Price Index (CPI).

On February 26, 2008 the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the Amendment”) was passed by the Knesset. According to the Amendment, the Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for the transitional provisions whose objectives are to prevent distortion of the taxation calculations.

D.	Tax rates applicable to income from other sources in Israel

Income derived from sources other than the Approved Enterprise is not eligible for the aforementioned benefits and is taxed at the regular tax rates.

On July 25, 2005, the Knesset passed the Israeli “Law for the Amendment of the Income Tax Ordinance (147 and Temporary Order) – 2005” (hereinafter – the Amendment).

The Amendment provides for a gradual reduction in the corporate tax rate in the following manner: in 2006 a rate of 31%, in 2007 – 29%, in 2008 – 27%, in 2009 - 26% and from 2010 onward 25%. Furthermore, as from 2010, upon reduction of the corporate tax rate to 25%, real capital gains will be subject to tax of 25%.

E.	Taxation of foreign subsidiary

The Company’s subsidiary in the Far East is taxed under the tax laws in force in that country.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 17 – Income Taxes (cont’d)

F.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax assets for realization of future tax benefits are included where their realization is probable. As such, the Company has recorded a valuation allowance in respect of all its tax losses carried forward as well as for other temporary differences.

Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31
	2007	2006
	$ thousands	$ thousands

Deferred tax assets
Provision for vacation	116	79
Liability for employees severance benefit, net	47	41
Net operating loss carryforwards	14,169	11,756
Impairment of inventory	173	-
Research and development costs, net	229	162
Issuance expenses	-	22
Capitalized software expenses	(37)	(60)
Others	26	12

	14,723	12,012
Less: Valuation allowance	(14,723)	(12,012)

Net deferred tax asset	-	-

The Company recognized deferred taxes based on a tax rate of 25% according to the tax rate anticipated to be in effect on the date of reversal as stated in Note 17D above.

As of December 31, 2007, the Company has not provided for deferred income taxes on the undistributed earnings of its foreign subsidiary in Singapore, since these earnings are intended to be reinvested indefinitely. A deferred tax liability will be recognized when the Company no longer demonstrates that it plans to permanently reinvest the undistributed earnings.

It is impracticable to determine the amount of additional taxes that will be payables when these earnings will be remitted. The total undistributed earning of the Singapore subsidiary as of December 31, 2007 are $ 325 thousand.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 17 – Income Taxes (cont’d)

G.	A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

	Year ended December 31
	2007	2006	2005
	$ thousands	$ thousands	$ thousands

Profit (loss) before taxes on income	(3,864)	(2,148)	114

Statutory tax rate in Israel	29%	31%	34%

Theoretical tax cost (benefit)	(1,121)	(666)	39
Losses, deductions and expenses in respect of
which deferred tax assets were not recorded	1,071	640	(113)
Taxes in respect of previous years	-	75	-
Non-deductible expenses	50	26	74

Actual tax expense	-	75	-

H.	Income tax assessments

Find tax assessment have been received by the Company up to and including 2003.

I.	Net operating loss carryforwards

Net operating loss carryforwards as of December 31, 2007, totaled approximately $57 million. The net operating loss carryforwards have no expiration date.

Note 18 – Monetary Balances in Currencies Other than the US Dollar

	December 31, 2007		December 31, 2006
	Israeli currency	Other foreign currencies	Israeli currency	Other foreign currencies
	$ thousands	$ thousands	$ thousands	$ thousands

Assets
Current assets	1,456	874	736	1,389

Total assets	1,456	874	736	1,389

Liabilities
Current liabilities	2,690	55	1,919	306
Long-term liabilities	189	-	320	-

Total liabilities	2,879	55	2,239	306

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 19 – Supplementary Statement of Operation Information

A.	Summary information about geographical areas:

Total revenues are attributed to geographic areas based on the location of the customers.

	Year ended December 31
	2007	2006	2005
	$ thousands	$ thousands	$ thousands

Total revenues from:
Israel	398	2,284	1,068
Far East	5,926	2,120	6,274
Europe	5,120	4,557	8,358
Africa	-	-	397
America	1,662	1,142	3,099

Total revenues	13,106	10,103	19,196

Major customers’data as a percentage of the total revenues:

	Year ended December 31
	2007	2006	2005
	$ thousands	$ thousands	$ thousands

Customer A	*	18%	*
Customer B	*	17%	*
Customer C	21%	16%	*
Customer D	32%	12%	15%
Customer E	-	-	31%
Customer F	*	*	14%
Customer G	13%	*	11%

	66%	63%	71%

* Less than 10%

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 19 – Supplementary Statement of Operation Information (Cont’d)

B.	Cost of revenues

	Year ended December 31
	2007	2006	2005
	$ thousands	$ thousands	$ thousands

Raw materials and components	1,513	*976	2,420
Salaries, wages and employees' benefits	4,028	*2,663	2,645
Subcontractors	2,006	*2,020	6,181
Agents fees	848	438	2,253
Depreciation	368	*274	263
Other manufacturing costs	1,956	*1,495	1,044
Inventory write-off	699	-	-

	11,418	7,866	14,806

* Reclassified

C.	Financial expenses, net

	Year ended December 31
	2007	2006	2005
	$ thousands	$ thousands	$ thousands

Financial income:
Interest on short-term deposits	160	140	69
Other	71	40	102

	231	180	171

Financial expenses:
Bank charges and interest on long-term loan	225	203	275
Other	24	162	83

	249	365	358

Total financial expenses, net	(18)	(185)	(187)

Note 20 – Related Parties

A.	Balances

Related parties are comprised of principal shareholders (holding 10% or greater of the Company’s share capital) and their subsidiaries and affiliates as well as affiliates of the Company. Transactions with related parties are mainly as follows:

1.	Sales of the Company’s products, and expenses related to such sales.

2.	Interest payable on loans received.

3.	Payment of management fees.

4.	Purchases of services and products.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 20 – Related Parties (cont’)

A.	Balances (cont’d)

All transactions and terms with related parties were comparable to those applied to transactions with other customers or suppliers.

			December 31
			2007	2006
			$ thousands	$ thousands

Due from:
Cash and cash equivalents	-	Bank Leumi Ltd.	6	1,516
Restricted bank deposits	-	Bank Leumi Ltd.	510	707

Trade receivables	-	ST Training and Simulation Pte Ltd.	-	51

Other receivables	-	Bank Leumi Ltd.	63	8
		Prescient Systems and Technologies Pte Ltd.	-	30

Other Non-current assets	-	Bank Leumi Ltd.	975	169

Due to:
Bank overdraft	-	Bank Leumi Ltd.	466	229

Other payable	-	Bank Leumi Ltd.	-	4
		Prescient Systems and Technologies Pte Ltd.	-	40
		ST Training and Simulation Pte Ltd.	-	360

B.	Transactions with related parties

	Year ended December 31
	2007	2006	2005
	$ thousands	$ thousands	$ thousands

Sales (1)	205	577	775
Cost of sales (1) (2)	366	408	59
Marketing expenses (2)	-	4	65
General and administrative expenses (4)	152	167	137
Finance expenses, net (3)	(9)	37	66

(1)	To ST Training and Simulation Pte Ltd.
(2)	To Prescient Systems and Technologies Pte Ltd.
(3)	To Bank Leumi
(4)	Including the salary of the CEO and fees paid to directors

C.	Agreement with Eyepoint Ltd.

On March 1, 2004, the Company entered into a consulting agreement with an Israeli company wholly owned by Mr. Dekel Tzidon, brother of Mr. Aviv Tzidon, the Chairman of our Board of Directors. Pursuant to this consulting agreement, Mr. Tzidon continues to serve as the Company’s Vice President of Research & Development and Chief Technological Officer. The terms of this agreement were approved by the Company’s Audit Committee in July 2004.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 21 – Differences between Israeli GAAP and US GAAP

A.	The effect of the differences between Israeli GAAP and US GAAP on the financial statements

As discussed in Note 2, the accompanying consolidated financial statements were prepared in accordance with Israeli GAAP, which differ in certain respects from US GAAP. Information related to the nature and effect of such differences is presented below.

1.	Reconciliation of:

a.	Israeli GAAP net income to net income according to US GAAP:

	Year ended December 31
	2007	2006	2005
	$ thousands	$ thousands	$ thousands

Net profit (loss) as reported, according to
Israeli GAAP	(3,864)	(2,223)	114
GAAP differences:
Reversal of restatement according to Standard No. 24	-	-	7
Allocation of share expense issued to service
providers under the fair value based method	-	-	(14)
Compensation expense for all stock-based awards
using the modified prospective method	(601)	*(596)	-

Net profit (loss) according to US GAAP	(4,465)	(2,819)	107

* Restated, see Note 21B

I. Basic and diluted net profit (loss)
per share
As reported, according to Israeli GAAP	(0.03)	(0.02)	0.00

According to US GAAP	(0.04)	(0.03)	0.00

II. Weighted average number of ordinary
shares outstanding (in thousands) used in
basic profit (loss) per share calculation
according to US GAAP	116,864	112,361	95,528

Weighted average number of ordinary
shares outstanding (in thousands) used in
diluted profit (loss) per share calculation
according to US GAAP	116,864	112,361	96,921

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 21 – Differences between Israeli GAAP and US GAAP (cont’d)

A.	The effect of the differences between Israeli GAAP and US GAAP on the financial statements (cont’d)

1.	Reconciliation of (cont’d):

b.	Shareholders’ equity according to US GAAP:

	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity
	$ thousands	$ thousands	$ thousands	$ thousands

Balance as of December 31, 2004	21,247	17,740	(35,378)	3,609
Net profit for the year	-	-	107	107
Issuance of shares in respect
of services	59	(12)	-	47
Stock-based compensation	-	14	-	14

Balance as of December 31, 2005	21,306	17,742	(35,271)	3,777
Net loss for the year	-	-	(2,819)	(2,819)
Issuance of shares and warrants	4,293	(693)	-	3,600
Issuance of shares in respect
of services	262	(41)	-	221
Stock-based compensation	-	627	-	627

Balance as of December 31, 2006	25,861	17,635	(38,090)	5,406
Net loss for the year	-	-	(4,465)	(4,465)
Stock-based compensation	-	619	-	619

Balance as of December 31, 2007	25,861	18,254	(42,555)	1,560

2.	Condensed balance sheet items

	December 31
	2007			2006
	$ thousands
	As reported	Adjustment	As per US GAAP	As reported	Adjustment	As per US GAAP

Severance pay fund	-	1,415	1,415	-	1,311	1,311

Total assets	10,507	1,415	11,922	13,293	1,311	14,604

Liability for employee
severance benefits, net	189	1,415	1,604	166	1,311	1,477

Total liabilities	8,947	1,415	10,362	7,887	1,311	9,198

Total shareholders'
equity	1,560	-	1,560	5,406	-	5,406

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 21 – Differences between Israeli GAAP and US GAAP (cont’d)

B.	Restatement

The statement of operations in accordance with US GAAP for the year ended December 31, 2006 has been restated in order to reflect a correction relating to compensation expenses due to calculation error.

Year ended December 31 2006
$ thousands

Stock option expenses - as reported	130
Stock option expenses - as restated	596
Net loss according to US GAAP - as reported	2,353
Net loss according to US GAAP - as restated	2,819
Basic and diluted net loss per share - as reported	0.02
Basic and diluted net loss per share - as restated	0.03

C.	Accounting principles generally accepted in Israel compared to accounting principles generally accepted in the United States

1.	Liability for termination of employer-employee relations

According to Israeli GAAP

Amounts funded by purchase of insurance policies are deducted from the related severance pay liability.

According to US GAAP

According to US GAAP, the amounts funded should be presented as long-term investments and the gross amount of the liability should be presented as a long-term liability.

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

As of January 1, 2006, the Company applies Standard No. 24 and records expense for share-based payment transactions conducted after March 15, 2005 and not yet vested at January 1, 2006, the expenses recorded in accordance with the fair value of the options on the grant date using the Black-Scholes model.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 21 – Differences between Israeli GAAP and US GAAP (cont’d)

C.	Accounting principles generally accepted in Israel compared to accounting principles generally accepted in the United States (cont’d)

2.	Stock options granted to employees, service providers and other non-employees and stock issued to service providers (cont’d)

According to US GAAP

Stock options granted to employees

Prior to fiscal 2006, the Company applied the intrinsic value method as prescribed in APB25, and related interpretations, in accounting for stock options granted under the stock option plan. Under the intrinsic value method, no compensation cost is recognized if the exercise price of the Company’s employee stock options was equal to or greater than the market price of the underlying stock on the date of the grant. Accordingly, no compensation cost was recognized in the accompanying consolidated statements of operation prior to fiscal year 2006 on stock options granted to employees, since all options granted under the Company’s stock option plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

As of January 1, 2006, the Company adopted SFAS 123 (revised 2004), “Share-Based Payments”) (SFAS 123R) using the modified prospective method, which requires measurement of compensation cost for all stock-based awards based upon the fair value on the date of grant and recognition of such compensation cost over the service period for awards expected to vest. Under this method, the Company recognizes compensation cost for awards granted on or after January 1, 2006, based on the Black-Scholes option-pricing model. In addition, the Company recognizes compensation cost for unvested share-based awards as of January 1, 2006 based on the grand date fair value of those awards, as previously calculated and reported for pro-forma disclosure purposes, over the requisite service period of the awards.

Stock warrants granted to service providers and other non-employees and stock issued to service providers

The Company accounts for such awards in accordance with the provisions of EITF 96-18, “Accounting for Equity Instruments That are Issued to Other than Employees for Acquiring, or in Conjunction of Selling, Goods or Services”. Since the warrants issued by the Company are not fully vested, and no performance commitment as defined in EITF 96-18 has been reached, the Company estimates the cost of the unvested warrants based on the fair value of the warrants at each reporting period (using the Black-Scholes model) and accounts for the portion of the services that the recipient has rendered to date using that estimate.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 21 – Differences between Israeli GAAP and US GAAP (cont’d)

C.	Accounting principles generally accepted in Israel compared to accounting principles generally accepted in the United States (cont’d)

3.	Recently adopted accounting standards

Effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48 “Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognizing and derecognizing of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. Under Israeli GAAP there is no specific accounting guidance for uncertainties in income taxes. There was no material effect on the financial statements resulting from adoption FIN 48. As a result, the Company did not record any cumulative effect related to adopting FIN 48.

4.	Recently issued accounting standards

A.	In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“Statement 157”). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measurement. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FSP FAS 157-2, which grants proposed a one year deferral of Statement 157‘s fair value measurement requirements for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not believe that the adoption of the provisions of SFAS No. 157 will materially impact its financial position, results of operations or cash flows.

B.	In February 2007, the FASB issued FASB Statement No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (“Statement 159”), which permits entities to irrevocably choose to measure many financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, change in fair value would be recorded in results of operation at each subsequent reporting date. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company does not believe that the adoption of the provisions of SFAS No. 159 will materially impact its financial position, results of operations or cash flows.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to the Consolidated Financial Statements

Note 21 – Differences between Israeli GAAP and US GAAP (cont’d)

C.	Accounting principles generally accepted in Israel compared to accounting principles generally accepted in the United States (cont’d)

4.	Recently issued accounting standards (cont’d)

C.	In June 2007, the FASB reached a final consensus on Emerging Issues Task Force Issue 07-3 “Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development Activities” (“EITF 07-3”). The consensus reached by the FASB requires companies involved in research and development activities to capitalize such non-refundable advance payments for goods and services pursuant to an executory contractual arrangement because the right to receive those services in the future represents a probable future economic benefit. Those advance payments will be capitalized until the goods have been delivered or the related services have been performed. The consensus on EITF 07-3 is effective prospectively for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. Earlier application is not permitted. The Company does not believe that the adoption of the provisions of EITF 07-3 will materially impact its financial position, results of operations or cash flows.

D.	In December 2007, the FASB issued FASB Statements No. 141R “Business combinations” (Statement 141R) and FASB Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements” – an amendment to ARB 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncomtrolling interests and goodwill acquired in a business combination to be recorded at “full fair value” and required noncontrolling interests (previously referred to as minority interests)to be reported as a component of equity, which change the accounting for transactions with noncontrolling interest holders. Both statements are effective for periods beginning on or after December 15, 2008 and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date and statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company does not believe that the adoption of statements 141R and 160 will have any impact on its result of operation and financial position.