Form 20-F
period 2008-12-31
BVR SYSTEMS 1998 LTD
filed 2009-06-04
CIK 1064411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ................

Commission file number: 0-29884

BVR SYSTEMS (1998) LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

16 Hamelacha Street, Park Afek, Rosh Ha’ayin 48091, Israel
(Address of principal executive offices)

Reuven Shahar
Chief Financial Officer
+972 (3) 900 8000
reuvens@bvr.co.il
16 Hamelacha Street, Park Afek, Rosh Ha’ayin 48091, Israel
(Name, Telephone, E-mail and/or Facsimile number of Company Contact Person)

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

116,970,535 Ordinary Shares, par value NIS 0.01 per share
(As of December 31, 2008)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, Registration Nos. 333-125879 and 333-140937.

ii

INTRODUCTION

B.V.R. Systems (1998) Ltd., (BVR) an Israeli company, was formed in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR commenced operations as an independent company in October 1998, effective as of January 1, 1998. BVR is controlled by Chun Holdings LP.

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

References in this annual report to fiscal 2004 refer to our fiscal year ended December 31, 2004, references to fiscal 2005 refer to our fiscal year ended December 31, 2005, references to fiscal 2006 refer to our fiscal year ended December 31, 2006, references to fiscal 2007 refer to our fiscal year ended December 31, 2007 and references to fiscal 2008 refer to our fiscal year ended December 31, 2008.

References in this annual report to the ‘Companies Law’ refer to the Israel Companies Law, 5759-1999.

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

In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS),” which was published in July 2006, we have adopted IFRS as issued by the International Accounting Standards Board (“IASB”), as of the period beginning on January 1, 2008. Consequently, we presented comparative financial statements as at and for the year ended December 31, 2007, in accordance with IFRS as issued by the IASB. For further details, see Note 2V to our consolidated financial statements included elsewhere in this annual report.

We derived the following selected consolidated financial data presented below as of and for each of the years ended December 31, 2008 and 2007 from our Consolidated Financial Statements included in this annual report. The selected consolidated financial data as of and for the years ended December 31, 2006, 2005 and 2004 have been derived from consolidated financial statements not included in this annual report and which were prepared in accordance with Israeli generally accepted accounting principles in Israel (Israeli GAAP), and reconciled to generally accepted accounting principles in the united states (U.S. GAAP).

You should read the selected consolidated financial data together with the section entitled “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements included elsewhere in this annual report.

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Statement of Operations Data:
In accordance with Israeli GAAP
Revenues	$10,103	$19,196	$12,684
Cost of revenues	(7,866)	(14,806)	(10,291)

Gross profit	2,237	4,390	2,393

Operating expenses:
Research and development	615	614	294
Selling and marketing	1,430	1,356	1,139
General and administrative	2,155	2,117	1,822

Total operating expenses	4,200	4,087	3,255

Operating profit (loss)	(1,963)	303	(862)
Financial expenses, net	(185)	(187)	(496)
Other income (expenses), net	-	(2)	192

Profit (loss) before taxes on income	(2,148)	114	(1,166)
Income tax expense	(75)	-	(59)

Net profit (loss) for the year	(2,223)	114	(1,225)

Basic and diluted earning (loss) per share	(0.02)	0.00	(0.01)

Weighted- average number of ordinary shares of
nominal NIS 1.00 par value outstanding (in
thousands) used in calculation of the basic and
diluted earning (loss) per share	112,361	95,528	106,342

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Reconciliation to U.S. GAAP:
Net profit (loss) under Israeli GAAP	$(2,223)	$114	$(1,225)

Reversal of restatement entry in according with
Israeli GAAP (Standard No.24) (Not in accordence
with US GAAP)	-	7	-
Stock-based compensation expenses to service
providers under the fair value based method	-	(14)	(40)
Compensation expense for all stock-based awards
using the modified prospective method	(596)	-	-

Profit (loss) under U.S. GAAP	(2,819)	107	(1,265)

Basic and diluted net profit (loss) per share
under U.S. GAAP	(0.03)	0.00	(0.02)

Weighted average number of ordinary shares
outstanding (in thousands) used in basic
profit (loss) per share calculation according
to U.S. GAAP	112,361	95,528	75,962

Weighted average number of ordinary shares
outstanding (in thousands) used in diluted
profit (loss) per share calculation according
to U.S. GAAP	112,361	96,921	75,962

	Year Ended December 31,
	2008	2007
	(In thousands)

Statement of Operations Data:
In accordance with IFRS
Revenues	$31,566	$13,106
Cost of revenues	(23,282)	(10,746)
Inventory write off	-	(699)

Gross profit	8,284	1,661

Operating expenses:
Research and development	1,213	959
Selling and marketing	2,128	2,240
General and administrative	2,773	2,508

Total operating expenses	6,114	5,707

Operating profit (loss)	2,170	(4,046)
Financial income	219	231
Financial expenses	(766)	(249)

Financial expenses, net	(547)	(18)

Profit (loss) before taxes on income	1,623	(4,064)

Income tax expense	-	-

Net profit (loss) for the year	1,623	(4,064)

Earnings (loss) per share:

Basic earnings (loss) per share (in $)	0.0139	(0.0348)

Diluted earnings (loss) per share (in $)	0.0139	(0.0348)

Weighted- average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of the basic
earning (loss) per share	116,952	116,861

Weighted- average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of diluted
earning (loss) per share	116,958	116,861

	Year Ended December 31,
	2006	2005	2004
	(In thousands)

Consolidated Balance Sheet Data:
In accordance with Israeli GAAP

Cash and cash equivalents	$3,421	$3,057	$2,664
Total assets	13,293	10,111	13,683
Short-term bank credit and loans	636	637	637
Share capital	25,861	21,306	21,247
Shareholders equity	5,406	3,777	3,609
U.S. GAAP:
Total assets	14,604	11,244	14,791
Shareholders equity	$5,406	$3,777	$3,609

	Year Ended December 31,
	2008	2007
	(In thousands)

Consolidated Balance Sheet Data:
In accordance with IFRS:

Cash and cash equivalents	$4,249	$1,520
Total assets	21,412	10,160
Short-term bank credit and loans	120	1,086
Share capital	25,891	25,861
Shareholders equity	3,388	1,711

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS to the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)

May 2009	0.253	0.240
April 2009	0.242	0.235
March 2009	0.249	0.236
February 2009	0.249	0.239
January 2009	0.264	0.246

December 2008	0.272	0.251
November 2008	0.267	0.249
October 2008	0.289	0.258
September 2008	0.294	0.275

The following table shows, for each of the months indicated, the high and low exchange rates between the EURO to the U.S. dollar, expressed as U.S. dollar per EURO and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (EURO)	Low (EURO)

May 2009	1.394	1.326
April 2009	1.351	1.294
March 2009	1.368	1.254
February 2009	1.295	1.259
January 2009	1.392	1.284

December 2008	1.457	1.261
November 2008	1.292	1.253
October 2008	1.388	1.246
September 2008	1.478	1.394

The following table shows, for periods indicated, the average exchange rate between the NIS and EURO to the U.S. dollar, expressed as U.S. dollar per NIS and EURO respectivly, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (EURO)	Average (NIS)

2008	1.466	0.279
2007	1.369	0.243
2006	1.255	0.224
2005	1.244	0.223
2004	1.243	0.223

The following table shows, currency exchange rates to the U.S. dollar on the reporting date:

	Reporting date spot rate
	December 31, 2008	December 31, 2007
	$

NIS	0.2630	0.2600
EURO	1.3933	1.4715

Change in % :

Exchange rate of NIS in US$	1.1%	9%
Exchange rate of EURO in US$	(5.6)%	10.5%

On May 31, 2009 the daily representative rate of exchange between the NIS and EURO to the U.S. dollar as published by the Bank of Israel was NIS 3.958 EURO 0.7227 respectively to $1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, operating results and financial condition could be seriously harmed due to any of the following risks. If we do not successfully address any of the risks described below, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any or all of these risks.

Risks Related to our Business

We have reported operating and net losses in the past and may report operating and net losses in the future.

We reported a net profit of $1.6 million for the year ended December 31, 2008, a net loss of $4 million, 2.2 million and a net profit of 0.1 million for the years ended December 31, 2007, 2006 and 2005 respectively. We can offer no assurance that that any profitable operations will be sustained. Future profitability will depend, among other things, on our ability to develop new products, the degree of market acceptance of our existing and new products and the level of competition in the markets in which we operate.

Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. During this current global economic slowdown, many companies have reduced expenditures, and adverse economic conditions may cause our customers to reduce or postpone their technology and military spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, as our business is subject to the effects of general economic conditions globally, and, in particular, conditions in the market for simulation systems for military and civilian applications. If global economic and market conditions, or economic conditions in the United States, Europe, Asia or our other key markets do not improve, or continue to deteriorate, the current economic downturn may have a material adverse effect on our business, operating results and financial condition.

Although we had positive shareholders’ equity, we may still need to raise additional funds which may not be available.

As of December 31, 2008, our shareholders’ equity was $3.4 million. We expect that our existing cash balance, together with our forecasted cash flows from operating activities for fiscal 2009, including orders forecasted in the budget approved by our Board of Directors, a contemplated equity and debt financing from new investors and credit lines from our banks, will be sufficient for finance operations for the next twelve months. If our operations do not generate cash to the extent currently anticipated or if any of the risk factors discussed in this annual report materialize, we may need to raise additional funds in the future for a number of uses, including:

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

Due to the nature of our customers and products, we receive relatively large orders for our products from a relatively small number of customers. Consequently, individual orders from individual customers can represent a substantial portion of our sales in any one period and significant orders by any customer during one period may not be followed by further orders from the same customer in subsequent periods. Accordingly, our sales and operating results are subject to very substantial periodic variations. Because our quarterly performance is likely to vary significantly, the results of our operations for any quarter are not necessarily indicative of the results that we might achieve for any subsequent period and consequently, year-to-year comparisons of our operating results may not be meaningful.

The loss of any of our major customers would result in a loss of a significant amount of our revenues.

Three of our customers, all located in Asia, that awarded us several projects, accounted for 88% of our revenues in fiscal 2008. We cannot be certain that these and other customers will maintain the size of their respective purchase orders, or will not reschedule or cancel existing purchase orders. We expect that sales of our products to relatively few customers will account for a significant portion of our net revenues for the foreseeable future. Consequently, the cancellation of an order from any one customer may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to convert our entire backlog into revenue.

We sell the majority of our products through individual purchase orders. Many of our customers have the right to terminate orders merely by paying the cost of work in process plus a related profit factor. Customers may cancel orders due to the cancellation of a budget or for other internal reasons. As of December 31, 2008, purchase orders and contractual arrangements amounted to approximately $53 million, compared with $51 million as of December 31, 2007. If we experience cancellations of pending contracts, terminations or reductions of contracts in progress, we may not be able to convert our entire backlog into revenue. Any reduction in backlog will adversely affect our business, financial condition, results of operations and cash flows.

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

The continuing consolidation of the global defense industry, which has decreased the number, but increased the relative size and resources of our competitors, has resulted in intensified competition. Some of the competitors which are the top-tier contractors for competing products have substantially greater financial, marketing and other resources than ours. These contractors compete with us in some cases by offering more aggressive pricing and devoting greater resources to product marketing or development than we do. This competition may result in lower prices or reduced demand for our products and a corresponding reduction in our revenues that may further impair our ability to achieve and maintain profitability.

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

Generally, our contracts with governments may be terminated or suspended by such governments as a result of factors which may not depend on us, including as a result of a decrease in the defense budget, a decline in the military expenditures of governments, the cancellation or a significant cutback of a large project in which we participate, or as a result of situations such as a state of war, force majeure or other circumstances seriously disrupting the public safety, peace or good order of the customer’s country. Our contracts with non-governmental military contractors sometimes contain similar provisions. In most cases we receive advanced payments prior to incurring the cost of fulfilling such contracts, we realized a positive project cash flow. In the event of an early termination of a contract, we may be required to return a portion of such advanced payment. Upon such early termination, we would, in most cases, be entitled to reimbursement for our incurred contract costs and to payment of a proportionate share of our fee or profit for the work we actually performed. In order to reduce risks of financial exposure resulting from an early termination of a contract, we attempt to stagger funding for projects in accordance with our rate of performance and to insure ourselves against that risk by providing for positive cash flow in the life cycle of the program. If, and to the extent that, we are not entitled to all or a portion of the compensation entitled to us under such contracts, our operations and cash flows would be adversely affected.

Our ability to export our products is subject to approvals by Israeli and United States governmental agencies.

Our export of military goods and information is subject to approval of the Defense Export Controls Division or DECD of the Israel Ministry of Defense. To date, we have received all required approvals from DECD, but there can be no assurance that we will receive such approvals in the future or that the Israeli government will not impose additional requirements on our manufacturing or export activities, which may require us to incur additional substantial expenses or which may otherwise have a material adverse effect on our operations. DECD’s policy has generally been to encourage the export of military goods and knowledge; however, DECD generally does not permit sales to countries that are in a state of war or hostility with Israel and countries which may otherwise endanger the State of Israel.

We purchase a portion of the commercial computers, air combat maneuvering instrumentation pod’s hardware and other “off-the-shelf” products, such as navigation systems, which we incorporate into our products from manufacturers in the United States. The export of such components is subject to the approval of the United States Department of Commerce and/or the United States Department of Defense, which often restrict sales to certain countries. Following the events of September 11, 2001, we experienced delays in the receipt of such required approvals. For example, we experienced a delay in the delivery of several components of a system to a customer and incurred additional costs, as a result of the need to modify such components, because of a delay in the receipt of an export approval that has since been obtained. Further, there can be no assurance that we will receive such approvals in the future or that the United States Government will not impose additional requirements on our manufacturing or export activity, which might require us to incur substantial expenses, and/or find and contract with alternative suppliers in countries that do not impose similar export restrictions.

Our contracts have a fixed price and payment thereunder is subject to timely accomplishment of milestones, which may subject us to unfavorable terms.

The majority of our contracts are for a fixed price, meaning they are not subject to adjustment for the costs incurred in the performance of the contract. Consequently, we assume the risk that increased or unexpected costs may reduce our profits or generate a loss. The risk is heightened under fixed price contracts involving research and development with respect to new technologies.

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

We are controlled by Chun Holdings LP which, in the aggregate, beneficially owns approximately 49.71% of our outstanding Ordinary Shares as of March 31, 2009. Therefore, Chun is able to elect the majority of our directors and exercise control over the outcome of matters requiring shareholder’s approval.

As of March 31, 2009, Chun Holdings L.P., an Israeli limited partnership beneficially owned an aggregate of 58,142,608 of our ordinary shares representing approximately 49.71% of our currently outstanding ordinary shares. As a result, Chun controls the outcome of various actions that require our shareholder approval. For example, Chun could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

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

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. To protect our rights to our intellectual property, we rely on a combination of patent, trademark and copyright laws, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, some of our affiliates, strategic partners and others. We currently own five patents registered in the United States and in several other countries, along with several pending patents and trademarks. The protective steps we have taken may be inadequate to deter infringement or misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective patent, trademark, copyright and trade secret protection may not be available in every country, especially in Asia Pacific, in which we offer, or intend to offer, our products. Any failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

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

We are incorporated under Israeli law and our principal offices, research and development and manufacturing facilities are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and the continued state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. Furthermore, the establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas militant group, which forcefully took control of the Gaza Strip from the Palestinian Authority in 2007 following Israel’s disengagement from the Gaza Strip in 2005, has created additional unrest and uncertainty in the region that intensified into an armed conflict with Hamas during December 2008 and January 2009 following the firing of thousands of missile strikes into southern Israel. Although these missile attacks by Hamas have not targeted the greater Tel Aviv region, the location of our principal executive offices, our manufacturing facilities are located in Ashdod, situated in southern Israel, and were in the range of the recent missile strikes. Any further armed conflict, terrorist activity or political instability in the region would likely negatively affect business conditions and could significantly harm the results of our operations.

In addition, Israel and companies doing business with Israel have been the subject of an economic boycott. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since September 2000. These developments have further strained relations between Israel and the Palestinian Authority. Any future armed conflicts or political instability in the region may negatively affect general business conditions in Israel and thereby adversely affect our results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements. To date, we do not believe that the political and security situation has had a material adverse impact on our business but we cannot give any assurance that this will continue to be the case. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could also adversely affect our operations and could make it more difficult for us to raise capital.

Our insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained and our losses may extend beyond that direct coverage. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Like all male adult citizens and permanent residents of Israel, our directors, officers and employees who are under the age of 45, unless exempt, are obligated to perform up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of our officers and employees are currently obligated to perform annual reserve duty. Were there to be emergency conditions in Israel, some of our key employees may be called to active duty for extended periods of time which could adversely affect our operations. No assessment can be made as to the full impact of such requirements on our workforce or business if conditions in Israel should change, and no prediction can be made as to the effect of any expansion or reduction of such military obligations on us.

We are adversely affected by the devaluation of the dollar against the New Israeli Shekel and could be adversely affected by the rate of inflation in Israel.

The majority of our revenues are generated in U.S. dollars. A significant portion of our expenses, primarily salaries, related personnel expenses, part of our leases and overheads is incurred in NIS. We anticipate that a significant portion of our expenses will continue to be denominated in Israeli shekels.

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

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations. In 2007, the value of the dollar decreased in relation to the NIS by 8.97%, and the inflation rate in Israel was 3.4% and as such affected our results of operations in 2007. In 2008, the value of the dollar which decreased in relation to the NIS by 1.14%, and the inflation rate of 3.8% in Israel similarly impacted our results of operations in 2008. If this trend continues, it will continue to adversely affect our result of operations.

If we are considered to be a passive foreign investment company, either presently or in the future, U.S. Holders will be subject to adverse U.S. tax consequences.

We will be a passive foreign investment company, or a PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition of our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, we have not obtained an opinion of counsel with respect to our PFIC status and no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election.

We have tax benefits that may be discontinued or reduced.

We are entitled to tax benefits under certain Government of Israel programs. In order to maintain our eligibility for these programs and benefits, we must continue to meet specified conditions, including making specified investments in fixed assets. In addition, some of these programs restrict our ability to manufacture certain products or transfer certain technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be cancelled and we could be required to pay increased taxes. The Government of Israel has reduced the benefits available under these programs in recent years, and these programs and tax benefits may be discontinued or curtailed in the future. If the Government of Israel ends or reduces these programs and tax benefits, our business, financial condition and results of operations could be negatively affected.

Provisions of Israeli law may delay, prevent or make difficult acquisition of us, which could prevent a change of control and therefore decrease the price of our shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See “Item 6. Directors, Senior Management and Employees – Approval of Related Party Transactions under Israeli Law” for additional information about some anti-takeover effects of Israeli law.

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

B.V.R. Systems (1998) Ltd., an Israeli company, was formed in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd., or BVR-T, in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR commenced operations as an independent company, in October 1998, effective as of January 1, 1998. Our principal executive offices and research and development facilities are located at 16 Hamelacha Street, Afek Industrial Park, Rosh Ha’ayin 48091, Israel, and our telephone number is 972-3-900-8000. Our manufacturing facilities are located in Ashdod, Israel. Our wholly-owned subsidiary, BVR-S Pacific PTE, which is incorporated under the laws of Singapore, is located in Singapore.

In March 2006, H.S.N General Managers Holdings L.P. (or ‘HSN’), an Israeli limited partnership led by Mr. Nir Dor, invested $3.6 million in our share capital in consideration for the issuance of 20,000,000 ordinary shares, representing approximately 17% of our issued share capital, at a price per share of $0.18. In connection with this investment, HSN was issued three separate warrants for the purchase of 6,000,000 of our ordinary shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions. As of the date of this annual report, none of these warrants have been exercised. Pursuant to this investment, Mr. Dor was appointed to serve as a member of our board of directors and shall be entitled to continue to serve on the board, either personally or to nominate a representative on his behalf, for such time as HSN holds at least nine percent of our outstanding share capital. As at the date of this report, HSN holds approximately 17% of our issued share capital. As of March 22, 2009, all the above options have expired.

On March 3, 2009, we entered into an agreement in principle with Milestones Upgrading & Industries Company Ltd., or Milestones Upgrading Ltd., for the investment of $3 million in our share capital at a price per share of $0.156, and the grant of a convertible loan in the amount of $2 million. Pursuant to the execution of this agreement in principle, Milestones Upgrading Ltd. provided us with a loan in the amount of $1.5 million, which was to be considered part of the $2 million loan amount to be granted under the definitive agreements. In May 2009, Milestones Upgrading Ltd. informed the Company that it has encountered technical difficulties that may come in the way of moving forward with its investment in the Company and requested an extension of the negotiation period detailed in the Agreement in Principle entered into in March 2009 in order to ascertain if it is able to resolve those difficulties. In a letter sent by the Company in May 2009, through its legal counsel, to Milestones Upgrading Ltd., the Company advised Milestones Upgrading Ltd. that as Milestones Upgrading Ltd. completed its due diligence review, did not provide any comments to the Company, and as the parties reached a form of a definitive agreement acceptable to both parties it is of the position that a binding agreement was entered into between the parties. Milestones responded to the letter in May 2009, through its legal counsel, disclaiming the Company’s claims. In view of this information the Company is considering its further actions.

On May 28, 2009, we entered into an agreement with Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd., or collectively Golan Investments, to provide to the Company $3.5 million by means of a debenture, of which $2 million was provided to the Company on May 31, 2009 and the balance of $1.5 million will be provided on June 21, 2009. Under the agreement Golan Investments also receives a warrant to purchase 3 million ordinary shares of the Company at an exercise price of $0.18, which is exercisable for a period of five years. The debenture is due twelve months from the issue date in the amount of $3.85 million. The agreement further provides that the debenture will be due upon the occurrence of a merger or acquisition transaction of the Company in the amount of $4.55 million during the first twelve month period after the date of the agreement. It was further agreed that if the Company shall not repay the debenture 12 months from the date of its provision then (a) as of the commencement of the second year the debenture shall bear a return rate of 15% per annum; (b) upon a merger or acquisition transaction of the Company during the second year as of the provision of the debenture the Company shall repay to Golan Investments an amount of $5,600,000; and (c) the Company shall issue to Golan Investments additional warrants to purchase 6,000,000 Ordinary Shares, at an exercise price per share of $0.18, exercisable for a period of four years commencing as of the date of entitlement.

Our web site is www.bvrsystems.com. Information on our web site is not incorporated by reference in this annual report.

Capital Expenditures

Our capital expenditures totaled $0.3 million in the year ended December 31, 2008, $0.4 million in the year ended December 31, 2007 and $0.3 million, in the year ended December 31, 2006. Of the $0.3 million of capital expenditures in 2008, $0.27 million was invested in computers and electronic equipment and $0.03 million was invested in office furniture and equipment.

B.	Business Overview

General

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

We are engaged in the development, manufacture, marketing and sale of sophisticated training and simulation systems for military applications. We are currently engaged in the following areas:

—	Live and Embedded Training Systems:

—	On-Board, Combat Training Systems such as the "Ehud(TM)"; Air Combat Maneuvering Instrumentation, or ACMI, Naval Combat Instrumentation System, or NCMI; and

—	Embedded simulation systems such as Embedded Virtual Avionics or EVA, In-Flight Electronic Warfare Simulation, or IFEWS, Hybrid Air Defense Embedded Simulation System (HADES)

—	Virtual and Constructive Training Systems:

—	Flight simulators for fighter aircraft, helicopters, trainer aircraft, unmanned aerial vehicles;

—	Armored & Gunnery Simulators and Infantry Simulators; Infantry and Special forces Simulators; and

—	Naval Tactical Trainers, or NTT, and Action Speed Tactical Trainers, or ASTT.

Our products offer advanced, highly effective and cost-efficient solutions to operational and tactical training needs. Our products are based on a comprehensive training philosophy, which enables our customers to reduce the amount of actual military equipment used in training while enhancing the quality of the training exercises, thereby significantly reducing the risks associated with actual operations and training in a live operational scenario. In addition, our diversified product offerings are aimed to improve the mission preparedness of armed forces by simulating their combat environment with realistic tactical scenarios, thereby allowing networked training between multiple forces to optimize the joint-force operations essential in the modern battlezone.

Our Product Offerings

We continually design, develop and market new generation technologies for live, embedded, virtual and constructive training. The advances we have made in the field reflect our vast experience, unique approach to technological innovation and our drive to singularly fulfill the needs of our global military customers.

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

Virtual and Constructive Training

We provide flight, naval and ground forces simulators for various platforms, electronics and weapon systems. Our line of simulators covers a full range of training scale, from basic procedural training to combat mission training and full mission training. Our simulators support the high level architecture world-wide standard for simulators connectivity delivering the capacity to perform sophisticated distributed mission training by communicating and training with other simulators and training devices. Our product offerings include:

—	Flight Simulators;

—	Ground Forces Simulators;

—	Naval Simulators;

—	Weapon and Electronic Systems Simulators; and

—	Air and Missile Defense Simulators.

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

MA2CS. Our MA2CS is the Mobile, fast deployable, Autonomous Crew Station version of INTACT. MA2CS includes all of the AGTS (Armor gunnery & Tactical Simulator) operational support, with the flexibility of facility-free large-scale INTACT training, anywhere, anytime. For field-deployed forces the MA²CS takes the already-proven Intact ROI (Return On Investment) a huge stride forward. Each MA²CS unit has its own onboard computers and IOS (Instructor Operation Station) , thus it can work independently, and can connect to other MA²CS devices for unit-level training. The MA²CS enables the commander to look out the hatch using a head mount on display.

Armored Fighting Vehicles Driving Simulator – Matador. The Matador training system is an advanced armored fighting vehicle, or AFV, driving simulator, mounted on top of a motion platform, specifically designed to provide AFV drivers with the capability of performing ‘real-life’ training. The Matador includes the following AGTS and MA²CS robust operational capabilities, with the professional focus on the necessities of the contemporary AFV driver:

—	Supports several types of AFV per cabin, with full scale authentic replica of the driving cabin;

—	Driving in any given arena (terrain, weather, etc.), and participating in a range of contemporary combat and non-combat scenarios; and

—	Provides basic and advanced driving courses with real-time, trouble-shooting training.

TSAT. The Tactical Small Arms Trainer, or TSAT, simulator is a state-of-the-art multi-weapon firing simulation training system, specifically designed to provide military and paramilitary with the capability of performing ‘real-life’ indoor infantry training and includes the following offerings:

—	Supports all operationally standard-issue weapons (pistols, rifles & machine guns) and mortars, with recoil effects and additional systems (C2, optics, robots);

—	Features unlimited tactically diverse training scenarios with ‘real-life’ 3D audio-visual environment and user-definable Computer Generated Forces;

—	Includes fire analysis: Hit/miss, hit location, weapon movement during the firing process, scoring mechanism;

—	A laser based hit detection system with high detection accuracy; and

—	Saves time and material expenses (with proven ROI) by ‘user- friendly’calibration procedure, customizable user interface, PC-based scalable and modular system, and network based architecture.

On-Guard. The On-Guard training system is a fast-deployable TSAT, specifically modified for the training of paramilitary and civil armed personnel in modular expertise courses from basic shooting skills to operational decision-making. On-Guard includes the TSAT’s capabilities yet focus on the methodological essentials of contemporary security training with the following offerings:

—	Video and/or graphic ‘real-life’ 3D audio-visual environment for challenging decision-making scenarios;

—	Supports military operation in urban terrain; and

—	Proven ROI as it is able to provide any-time any-place activation, no ammunition consumption and reduced maintenance manpower.

Defender. The Defender is a PC-based multi-player tactical trainer for task forces, simulating varied military operations, arenas, scenarios, and platforms. It may be customized and tailored for special operations, law enforcement, homeland defense, and first responder training environments. The Defender includes the following offerings:

—	Perfects the combined arms training with opposing forces, friendly forces and large scale multi-site exercises;

—	Participants operate as virtual entities with unlimited functionality and tasks (infantry, vehicles, AFV, helicopters & boats);

—	Robust 3D mission-planning module, briefing/debriefing tools and performance evaluation activities;

—	Supports all levels of operational expertise and requirements for the solider, commander and unit level; and

—	A cost-saving standard PC net-class architecture and an off-the-shelf gaming engine.

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

Homeland Security Technologies

In our continuous search for advanced technologies and new markets, we started during 2008 the development of a personal location tracking and monitoring solution for firefighters and other first responder personnel. The product, named First responders Independent Navigation Device, or FIND, aims to develop a way to track emergency workers on a given site without GPS receiving capabilities.

We are developing FIND together with the US based precision motion technology developer InterSense Inc. of Bedford, MA and the activity is partially funded by the Binational Industrial Research and Development Foundation (BIRD), which supports development cooperation between US and Israeli companies.

FIND is a Command & Control (C2) system, enabling accurate tracking of First Responders operations without GPS coverage. In this program, we are the system integrator as well as the supplier of the C2 components, the command unit and the patented Data Link radio. The system will use InterSense “NavShoe” device – a Solid-State IMU with unique patented accuracy software and Hardware.

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

Strategic Agreements

In January 2009, we entered into a teaming agreement with a European aircraft company in which we waived all claims against the aircraft company and granted it a non-exclusive license to certain of our patents in exchange for royalty payments. The aircraft company shall pay us an agreed royalty payment for each aircraft sold, which includes embedded simulation. In future aircraft sales by the European aircraft company, it will use BVR’s embedded training systems on exclusive basis.

In March 2009, we executed a partnership agreement with InterSense Inc., to develop the First responders Independent Navigation Device (FIND). The Agreement will enable the two firms to bring together and further develop key intellectual property and technology into one solution that meets a growing need within the first responder community. Funding from the BIRD Foundation will support development of robust, simple-to-operate system to enhance Emergency Responder safety by accurately tracking their location in areas without GPS coverage.

Marketing

We actively seek to identify and propose solutions for military training and simulation needs of our current and prospective customer base. Our research and development activities focus on systems designed to meet specific needs we have identified. We market our products, either as prime contractor or as a subcontractor, to various governments and defense contractors throughout the world both directly and through joint ventures, agents or representatives. We have entered into cooperation agreements with a number of defense contractors, which provide for joint participation in pursuit and performance of contracts in certain countries.

In June 1998, we formed a subsidiary in Singapore, BVR-S Pacific PTE, through which we support our operations in Singapore.

The following table sets forth the amount of our revenues, for the periods indicated, by geographic regions:

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(U.S. Dollars in thousands)

Sales
Israel	$438	$398	$2,284	$1,068	$824
Asia Pacific	28,241	5,926	2,120	6,274	4,596
Europe	1,609	5,120	4,557	8,358	2,710
America	1,138	1,662	1,142	3,099	4,554
Africa	140	-	-	397	-

Total	$31,566	$13,106	$10,103	$19,196	$12,684

The following table sets forth, for the period indicated, our consolidated revenues by product line expressed as a percentage of total revenues.

	2008	2007	2006	2005	2004

Live and Embedded Training Systems	71%	56%	56%	64%	55%
Virtual and constructive Simulators	29%	44%	44%	36%	45%
Total	100%	100%	100%	100%	100%

Customers

Currently, all of the end-user customers of our products are governments or companies that are regulated by government laws and regulations with respect to their military businesses.

Although the composition of our customers has changed from year to year, and revenues from individual customers are subject to material increases and decreases depending on customer requirements, a customer located in Asia Pacific accounted for approximately 44% of our revenues in fiscal 2008, 32% in fiscal 2007, 12% in fiscal 2006, and represented approximately 31% of our backlog as of December 31, 2008. Another customer located in Asia Pacific accounted for approximately 34% of our revenues in fiscal 2008, 5% in fiscal 2007, 4% in fiscal 2006, and represented approximately 18% of our backlog as of December 31, 2008. Another customer located in Asia accounted for approximately 10% of our revenues in fiscal 2008, 3% in fiscal 2007,no revenue in 2006, and represented approximately 31% of our backlog as of December 31, 2008. A customer located in Latin America accounted for approximately 4% of our revenues in fiscal 2008, 13% in fiscal 2007, 5% in 2006, and represented approximately 0.2% of our backlog as of December 31, 2008. A customer located in Europe accounted for approximately 2% of our revenues in fiscal 2008, 21% in fiscal 2007, 16% of our revenues in 2006, and represented 4% of our backlog as of December 31, 2008. Another customer located in Asia Pacific accounted for approximately 2% of our revenues in fiscal 2008, 6% in fiscal 2007 ,2% in 2006 and represented approximately 1% of our backlog as of December 31, 2008. Another customer located in Europe accounted for approximately 1% of our revenues in fiscal 2008, 4% in fiscal 2007, 18% of our revenues in 2006, and represented 1% of our backlog as of December 31, 2008. A customer located in Israel accounted for approximately 1% of our revenues in fiscal 2008 and 2007, 17% of our revenues in 2006, and represented 0% of our backlog as of December 31, 2008. We expect that sales of our products to a small number of customers will continue to account for a substantial percentage of our net revenue in the foreseeable future.

General Financial Considerations for Projects

A significant majority of our contracts are fixed-price contracts, as opposed to cost-plus type contracts. Under fixed-price contracts, the price is generally not subject to adjustment for costs actually incurred in the performance of such contract. Under such fixed-price contracts, we assume the risk that increased or unexpected costs may reduce our profits or generate a loss.

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

Our contracts with governments generally may be terminated or suspended as a result of factors which may not depend on us, such as a state of war, force majeure or other circumstances seriously disrupting the public safety, peace or good order of the customer’s country. Our contracts with non-governmental military contractors sometimes contain similar provisions. In most cases we receive advanced payments prior to incurring the cost of fulfilling the contract, we realize a positive cash flow. In the event that a contract under which an advance or progress payment has been paid is cancelled, we may be required to return a portion of such payments to the customer. In general, in order to reduce risks of financial exposure resulting from an early termination of a contract, we attempt to expend funds for projects in accordance with the rate of performance. Upon such termination, we would, in most cases, be entitled to reimbursement for incurred contract costs and to payment of a proportionate share of our fee or profit for the portion of such contract that was actually performed. If, and to the extent, we are not entitled to all or a portion of such compensation, our operations would be adversely effected. In certain cases, when possible, we insure ourselves against such risks.

Manufacturing and Suppliers

We develop the majority of the software and hardware for our products at research and development facilities in two locations in Israel. We manufacture cockpit replicas, turret replicas and other hardware components and perform hardware integration, systems assembly and quality assurance testing at our manufacturing facilities in Ashdod, Israel. We purchase components for the systems manufactured, including commercial computers, integrated circuits, circuit boards, sheet metal fabricated into subassemblies and cabinets, power supplies, television and monitors. Many of the purchased components are manufactured based on our designs and specifications. Most materials and purchased components are generally available from a number of different sources.

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

Research and Development

The majority of our research and development activity is performed as an inherent part of our various projects. In addition, we believe that continued and timely development of new products and enhancements to existing products is necessary to compete effectively. Accordingly, through our ongoing and extensive research, development and engineering activities, we devote a portion of our resources to: (i) sustaining and upgrading our existing products by improving serviceability and adding new capabilities and features, (ii) decreasing the cost of owning and operating such products, (iii) maintaining close relationships with our customers to identify their product needs, (iv) developing new products with improved capabilities to address such needs and other military training, debriefing and communications needs identified by us, (v) adapting our products to utilize new evolving technologies that can lower the costs of our products; and (vi) tailoring our products to meet the specific needs of our customers.

Our internally financed expenditures for all research and development programs during fiscal 2008, 2007 and 2006 totaled approximately $1.2 million, $1 million and $0.6 million, respectively, which represented 4%, 7% and 6% of our revenue, respectively. We expect that we will continue to commit resources to research and development in the future.

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

BVR has five United States patents relating to the collision warning and the data link features incorporated in our Ehud® systems and our airborne avionics simulator technology incorporated in our EVA™ systems. Several of these patents were also granted or applied for in Israel and/or in specific countries in the European Community and worldwide.

Our trademark “Ehud®,” jointly-owned with IAI, was recently registered in several Asian–Pacific countries, and we have applied for its registration in Israel, the European Community and several other foreign countries.

C.	Organizational Structure

We are controlled by Chun Holdings L.P., which beneficially owns 49.71% of our currently outstanding ordinary shares.

We hold 100% of the issued and outstanding share capital of BVR-S Pacific PTE, which is incorporated under the laws of Singapore.

D.	Property, Plant and Equipment

Our executive offices and research and development facilities are located in Rosh Ha’ayin, Israel. At this location, in 2008, we leased approximately 2,539 square meters of office space at a monthly rent of approximately $23,000. This lease will expire on September 30, 2014, with an option to be rented for additional five years.

We lease approximately 1,375 square meters of manufacturing facilities in Ashdod, Israel for a monthly rent of approximately $20,000. This lease will partly expire on October 31, 2009 with an option to be renewed for an additional two years and partly expire on September 30, 2011.

The future minimum annual rental payments as of December 31, 2008 are as follows:

Year ending December 31,	$ thousand

2009	493
2010	378
2011-2014	1,183

2,054

We believe that our facilities are suitable and adequate for our operations as currently conducted. In the event that additional facilities will be required, we believe that we could obtain such facilities at commercially reasonable rates.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with “Item 3A. Key Information–A. Selected Financial Data” and the Consolidated Financial Statements and the related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards and IFRS 1, or IFRS, which differ in certain respects from U.S Generally Accepted Accounting Principles, or U.S GAAP. Following our adoption of IFRS, as issued by the IASB, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S GAAP.

General

In accordance with the instructions of the Israeli Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS),” which was published in July 2006, we have adopted IFRS as issued by the International Accounting Standards Board (“IASB”), as of the period beginning on January 1, 2008. Consequently, we presented comparative financial statements as at and for the year ended December 31, 2007, in accordance with IFRS as issued by the IASB. For further details, see Note 2V to our consolidated financial statements included elsewhere in this annual report.

We are engaged in the development, manufacture and marketing of sophisticated training and computer-based simulation systems for military applications.

Most of our revenues are generated in U.S. Dollars, and a significant proportion of our expenses is incurred in U.S. Dollars, or is linked to the U.S. Dollar. Consequently, we use the U.S. Dollar as our functional currency. Transactions and balances originally denominated in U.S. Dollars are presented in the financial statements in their original amounts, and non-dollar transactions and balances have been translated into U.S. Dollars using the exchange rates in effect on the date of a transaction or balance. Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB) for first–year adopters.

We derive a substantial portion of our revenues from government contracts, the majority of which are fixed-price, as opposed to cost-plus type contracts. Under fixed-price contracts, the price is generally not subject to adjustment for costs actually incurred in the performance of the contract.

In most of our projects, we receive advance payment at the commencement of the project and progress or milestone payments according to our performance or achievement of specific milestones. In most cases, the advance payments that we receive prior to incurring the cost of fulfilling the contract create a positive project cash flow. Our contracts generally may be terminated or suspended as a result of factors which may not depend on us, such as a state of war, force majeure, or other circumstances seriously disrupting the public safety, peace or good order of the customer’s country. In the event that a contract under which an advance or progress payment has been paid is canceled, we may be required to return such payments or a portion of them to the customer.

We generally attempt to expend funds for projects in accordance with the rate of performance in order to reduce risks of financial exposure resulting from an early termination of a contract. Upon such termination, we would, in most cases, be entitled to reimbursement for our incurred contract costs and to payment of a proportionate share of our fee or profit for the work actually performed.

Revenues related to work in progress under long-term contracts is stated at cost less amounts charged to cost of revenues in the statement of operations and associated with revenue recognized on the basis of the “percentage-of-completion” method. Cost includes direct costs of materials, labor, subcontractor and other direct costs and allocated indirect manufacturing costs. The percentage of completion is measured on the basis of cost (the ratio of the costs incurred to the total estimated costs),which reflect the progress of the contract completion. Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, we recognize the contract revenue and expenses in profit or loss in proportion to the percentage of completion of the contract. When the outcome of a construction contract cannot be estimated reliably, we recognize the contract revenue only to the extent of contract costs incurred that are likely to be recoverable.

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

Royalties and commission revenues are generally recognized when the related payments are received by the third party. We determine such revenues through confirmation of payments subject to royalties and commissions directly from the third party.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

Critical Accounting Policies

The preparation of our financial statements, in conformity with IFRSs requires us to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. These are our management’s best estimates based on experience, various facts, external circumstances, reasonable assumption and historical data. Actual results could differ from those estimates.

Certain specific accounting policies we utilize require higher degrees of judgment than others in their application. These include going concern, revenue recognition on long-term contract work and income taxes. In addition, Note 2 to our Consolidated Financial Statements includes a further discussion of our significant accounting policies regarding revenue recognition.

Adoption of International Financial Reporting Standards (IFRS)

The Company has adopted IFRS for its financial statements as of the period beginning on January 1, 2008 with the comparative period restated herein to be in conformity with the IFRS. Note 2V to the Consolidated Financial Statements included in this annual report provides an explanation of the effects of the transition from Israel GAAP to IFRS on the Company’s Financial position, results of operations and cash flows.

Stock-Based Compensation

In accordance with Israeli GAAP, expenses recognized in respect of share-based payment transactions were recorded against additional paid-in capital in the shareholders’ equity. According to IFRS 1, share-based payment granted prior to November 7, 2002 or vested until January 1, 2007 are not recorded as share-based payments under IFRS 2. Therefore, in accordance with IFRS, and on the basis of the accounting policy applied by the Company, the effect was a reclassification of additional paid-in capital to accumulated deficit. Accordingly, the balance of the additional paid-in capital decreased as of January 1, 2007 and December 31, 2007 in the amount of $38 thousand and $56 thousand, with a corresponding amount to accumulated deficit. In addition the operating loss increased as of December 31, 2007 in the amount of $220 thousand.

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

Royalties and commission revenues resulting from the cooperation agreement with Israel Aircraft Industries Ltd. (“IAI”) are recognized when the Company receives confirmation of payments subject to royalties and commissions from IAI.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

Impairment in value of assets

At each balance sheet date, we review all the financial and non- financial assets to determine whether there is any objective evidence that they are impaired and to review the carrying amounts of the assets. All impairments losses are recognized in profit or loss. For more information see Note 2M – in the Financial Statements.

Actuarial calculation

Actuarial calculation of defined employees benefit plan – We examine on each balance sheet date whether there have been events or changes in circumstances which would impact actuarial calculations, in particular future salary increases and employee churn rate. The effect of such changes in estimates is recognized as actuarial gains/losses in equity.

Our liability for post employment benefits for certain employees is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit and loss when they are due.

Our liability for post employment benefits for all remaining employees is covered by a defined benefit plan. For more information see Note 15 – in the Financial Statements.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers projected taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the tax code. Based on the level of historical taxable losses, management believes that it is more likely than not that the Company will not realize the benefits of these deductible differences.

Currently no deferred tax assets have been recorded, as we cannot determine whether it is likely that we will be able to use the tax asset of our net operating loss carry forwards in the future. In the event that we generate cumulative income in a particular jurisdiction in which we operate and in which we have net operating loss carry forwards, we may then recognize a deferred tax asset.

A.	Results of Operations

The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues that we believe to be significant in analyzing our results of operations.

	For Years Ended December 31,
	2008	2007

Revenues	100%	100%
Cost of revenues	74%	82%
Inventory Write Off	-	5%
Gross profit	26%	13%
Research and development	4%	7%
Selling and marketing	7%	17%
General and administrative expenses	9%	19%
Operating profit (loss)	7%	(31)%
Financing expenses, net	(2)%	-
Profit (loss) before income taxes	5%	(31)%
Income tax (expenses) benefits	-	-
Net Profit (loss)	5%	(31)%

Our order backlog as of December 31, 2008 was $53 million.

Subsequent Events

On March 3, 2009, the Company entered into an agreement in principle with a new investor for the investment of $3 million in the share capital of the Company, at a price per share of $0.156, and the grant of a convertible loan in the amount of $2 million. Pursuant to the execution of this agreement in principle, the investor provided the Company a loan in the amount of $1.5 million, which was to be considered part of the $2 million loan amount to be granted under the definitive agreements. In May 2009, the investor informed the Company that it has encountered technical difficulties that may come in the way of moving forward with its investment in the Company and requested an extension of the negotiation period detailed in the agreement in principle entered into in March 2009 in order to ascertain if it is able to resolve those difficulties. In view of this information the Company is considering its further actions. In a letter sent by the Company in May 2009, through its legal counsel, to Milestones Upgrading Ltd., the Company advised Milestones Upgrading Ltd. that as Milestones Upgrading Ltd. completed its due diligence review, did not provide any comments to the Company, and as the parties reached a form of a definitive agreement acceptable to both parties it is of the position that a binding agreement was entered into between the parties. Milestones responded to the letter in May 2009, through its legal counsel, disclaiming the Company’s claims.

On May 28, 2009, the Company entered into an agreement with Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd., or collectively Golan Investments, to provide to the Company $3.5 million by means of a debenture, of which $2 million was provided to the Company on May 31, 2009 and the balance of $1.5 million will be provided on June 21, 2009. Under the agreement Golan Investments also receives a warrant to purchase 3 million ordinary shares of the Company at an exercise price of $0.18, which is exercisable for a period of five years. The debenture is due twelve months from the issue date in the amount of $3.85 million. The agreement further provides that the debenture will be due upon the occurrence of a merger or acquisition transaction with the Company in the amount of $4.55 million during the first twelve month period after the date of the agreement. It was further agreed that if the Company shall not repay the debenture 12 months from the date of its provision then (a) as of the commencement of the second year the debenture shall bear a return rate of 15% per annum; (b) upon a merger or acquisition transaction of the Company during the second year as of the provision of the debenture the Company shall repay to Golan Investments an amount of $5,600,000; and (c) the Company shall issue to Golan Investments additional warrants to purchase 6,000,000 Ordinary Shares, at an exercise price per share of $0.18, exercisable for a period of four years commencing as of the date of entitlement.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues.

Revenues in fiscal 2008 were $31.6 million, an increase of 141% compared to revenues of $13.1 million in fiscal 2007. The increase was primarily attributed to the increase of the order backlog in 2007 of $29 million and to the progress achieved during 2008 in significant new projects that were received in the fiscal 2007 and 2008, which contributed $9.4 and $10.3 million, respectively to the revenues of fiscal 2008. Revenues from sales of our live and embedded training systems products in fiscal 2008 accounted for 71% and 56% in fiscal 2007. Revenues derived from our virtual and constructive simulator products accounted for 29% of our revenues in fiscal 2008 and 44% in fiscal 2007. The geographical breakdown of our revenues in fiscal 2008 was as follows: approximately 90% of our revenues were in Asia, 5% in Europe, 4% in America and 1% in Israel. In fiscal 2007, approximately 45% of our revenues were in Asia Pacific, 39% in Europe, 13% in America and 3% in Israel. The fluctuations in the proportion of our revenues attributed to geographic areas are the result of the completion of several contracts, which we had with various countries. Our agreements are multi-year contracts, and we generally recognize revenues on the percentage of completion method, recognizing expenses when incurred.

Gross Profit.

Gross profit in fiscal 2008 was approximately $8.3 million, an increase of $6.6 million from a gross profit of $1.7 million in fiscal 2007. The Increase in gross profit was primarily due to the increase of the revenues in fiscal 2008. As a percentage of revenues, gross margins increased significantly from an overall gross margin of 13% in fiscal 2007 to an overall gross margin of 26% in fiscal 2008. Our gross margin is influenced by various factors, such as the type and size of a project, and the portion of projects performed by subcontractors.

Research and Development Costs.

Research and development expenditures consist primarily of salaries, subcontractors and other personnel related expenses related to design, development and enhancement of our products and, to a lesser extent, depreciation and other expenditures. Research and development expenses in fiscal 2008 were $1.2 million, an increase of $0.2 million from fiscal 2007. Research and development expenses were primarily increased due to continuing the development of new products.

Selling and Marketing Expenses.

Selling and marketing expenditures consist primarily of costs relating to payroll expenses, sales commissions, subcontractors and consultants, travel expenses, demonstrations, exhibitions and participation in trade shows. Selling and marketing expenditures in fiscal 2008 were $2.1 million, a slight decrease of $0.1 million, or 5%, from $2.2 million in fiscal 2007 attributed to the fact that there were no changes in marketing activities in fiscal 2008.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, office, vehicle and rental expenses. General and administrative expenses in fiscal 2008 were $2.8 million, an increase of $0.3 million, or 10.6%, from $2.5 million in fiscal 2007. The increase in general and administrative expenses was primarily attributed to an increase in our workforce and related expenses such as recruitment and welfare costs and an increase of the dollar value of the salary expenses.

Operating Profit (Loss).

As a result of the foregoing, we had an operating profit of $2.2 million in fiscal 2008, compared to an operating loss of ($4.0) million in fiscal 2007. As a percentage of revenues, operating profit increased from an operating loss of (31%) in fiscal 2007, to an operating profit of 7% in fiscal 2008.

Financial Expenses, Net.

Financial expenses consist primarily of interest paid on loans, bank charges, losses from foreign exchange erosion of monetary balances and losses from derivatives instruments. Financial income consists primarily of interest earned from short-term deposits and interest on non-current receivables. Financial expenses, net in fiscal 2008 were approximately $547,000 compared to $18,000 in fiscal 2007. The increase is attributed to losses from derivative instruments and foreign exchange losses and increase in bank charges relating to guarantees due to an increase in guarantees performed by the company.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31	Israeli inflation % rate	Devaluation of the NIS % rate	Israeli inflation adjusted for devaluation %

2004	1.2	(1.6)	2.8
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(8.97)	12.37
2008	3.8	(1.14)	4.94

A devaluation of the NIS in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities payable in NIS, unless those expenses or payables are linked to the dollar or to another currency. This devaluation also has the effect of decreasing the dollar value of any asset that consists of NIS or receivables payable in NIS, unless the receivables are linked to the dollar or to another currency. Conversely, any increase in the value of the NIS in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations as recently experienced in Israel and, particularly larger periodic devaluations or revaluations, will have an impact on our profitability and period-to-period comparisons of our results. In 2007 and 2008, the devaluation of the dollar against the NIS exceeded the rate of inflation in Israel, and we experienced an increase in the dollar cost of our operations in Israel.

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

As of December 31, 2008, we had an obligation to sell $750,000 for a total amount of NIS 2,970,000. The fair value of this derivative financial instrument created a gain of $30,000.

Effective Corporate Tax Rate

The statutory Israeli corporate tax rate was 27% in 2008 compared to 29% in 2007 and 31% in 2006. It is scheduled to further decrease to 26% in 2009 and 25% in 2010 and thereafter.

However, our old manufacturing facilities in Jerusalem and our facilities in Rosh Ha’ayin have been granted “Approved Enterprise” status (as more fully described in “Item 10: Additional Information–Israeli Taxation” below) under the Law for the Encouragement of Capital Investments, 1959, as amended, known as the Investment Law. Consequently, these facilities are eligible, subject to compliance with specified requirements, for tax exemption for a period of two years and reduced tax rate of 25% for an additional period of five years on our increased income, if any, commencing on the day we derive taxable income from our facilities in Rosh Ha’ayin. We may utilize such tax benefits until 2016. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. We expect to derive a substantial portion of our income from our Approved Enterprise facilities.

B.	Liquidity and Capital Resources

Historically we have met our financial requirements primarily through the private sale of equity securities, customer payments and advances and the utilization of bank credit lines. In addition, we raised capital through equity financings in 2004 and in 2006. In March 3, 2009 we entered into an agreement in principle with a new investor for the investment of $3 million in share capital and the grant of a convertible loan of $2 million. Pursuant to the execution of this agreement in principle, the investor provided us a $1.5 million loan which was considered part of the $2 million loan amount to be granted under the definitive agreement. In May 2009, this investor informed the Company that it has encountered technical difficulties that may come in the way of moving forward with its investment in the Company and requested an extension of the negotiation period detailed in the agreement in principle entered into in March 2009 in order to ascertain if it is able to resolve those difficulties. On May 28, 2009, we announced that we entered into an agreement with Golan Investments for the investment of $3.5 million in the Company by means of a debenture, of which $2 million was provided to the Company on May 31, 2009 and the balance of $1.5 million will be provided on June 21, 2009. Under the agreement Golan Investments would also receive an option to purchase 3 million ordinary shares of the Company at an exercise price of $0.18, which is exercisable for a period of five years. The debenture is due twelve months from the issue date in the amount of $3.85 million, and provides that it can be extended for additional consideration. For additional information on these investments in the Company, see “Item 5 – Operating and Financial Results and Prospects – Results of Operations – Subsequent Events.”

As of December 31, 2008, we had cash and cash equivalents of approximately $4.2 million and a positive working capital of approximately $1.8 million.

We have obtained bank guarantees to secure our performance of certain obligations, including under our leases and contracts with customers. Of these guarantees, which amounted to an aggregate of $41.8 million on December 31, 2008, guarantees in an aggregate of $41.5 million are to be released by our obtaining specific performance milestones, which are scheduled to be completed through October 2013. As of December 31, 2008, we have deposits pledged with our banks in the amount of $9 million that are released from these pledges commensurate with the reduction of these bank guarantees from time to time.

In connection with our guarantees, loans and credit lines from banks, we have placed equally ranking, first priority fixed and floating liens on all of our assets.

Our operating cash flow is influenced by cash provided from our customers as an advance and by cash used in the performance of ongoing projects. Operating activities for the year 2008, and 2007, provided (or used) cash of approximately 9.6 million and ($0.5) million respectively. For fiscal 2008, cash derived from changes in assets and liabilities of 7.3 million primarily consisted of an increase in deferred revenues of 7.9 million. Additionally, there was an increase in trade payables of $2.9 million.

For fiscal 2007, cash derived from changes in assets and liabilities of 2.8 million primarily consisted of a decrease in trade receivables of 1.9 million. Additionally there was an increase in deferred revenues of $0.6 million and increase in trade payables of $0.4 million.

Investing activities for fiscal 2008 and fiscal 2007 used cash of approximately (5.9) million and, ($1.8) million respectively. Cash flows used in investing activities in fiscal 2008 consisted primarily of a purchase of fixed assets and intangible assets in the amount of $0.4 million and an increase in restricted bank deposits (net of interest received) of $5.5 million. The increase in restricted bank deposits was due to an increase in advanced payments and performance guarantees.

Cash flows used in investing activities in fiscal 2007 consisted primarily of a purchase of fixed assets and intangible assets in the amount of $0.4 million and an increase in restricted bank deposits (net of interest received) of $1.5 million. The increase in restricted bank deposits was due to an increase in advanced payments and performance guarantees.

Financing activities for fiscal 2008 and fiscal 2007 provided (or used) cash of approximately of ($0.9) and $0.4 million respectively.

Cash flows used in financing activities in fiscal 2008 consisted primarily of repayment of short-term bank credit and loan in the total amount of $1 million.

Cash flows provided in financing activities in fiscal 2007 consisted primarily of receipt of short-term bank credit and loan in the total amount of $1 million and the net repayment of long-term loans from banks of $0.5 million.

Our current assets exceed our current liabilities. We believe that the existing cash balances, together with a new contemplated investment, will enable us to meet forecasted cash flows from operating activities for fiscal 2009, in addition obtaining orders forecasted in the budget approved by the Board of Directors, will be sufficient to meet our capital expenditure needs in the next twelve months.

C.	Research and Development, Patents and Licenses

See “Item 4 – Information on the Company – B. Business Overview – Research and Development; Intellectual Property.”

D.	Trend Information

Trend information is included throughout the other sections of this Item 5.

E.	Off-Balance Sheet Arrangements

The premises occupied by the Company are rented under various operating leases expiring at the end of September 2009. On November 6, 2008 and on September 28, 2008 the Company signed extensions to two of its operating leases that expire at the end of October 2014 and the end of September 2011, respectively.

The future minimum annual rental payments as of December 31, 2008 are $493,000 and $378,000 for the years ending December 31, 2009 and 2010, respectively.

F.	Tabular Disclosure of Contractual Obligations

Our significant financial and contractual obligations as of December 31, 2008, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in Thousands)
Contractual Obligations(1)	Total Amounts Committed	Less than 1 Year	1-3 Years	3-5 Years

Borrowed Lines of credit	120	120	-	-

Guarantees:
Performance guarantees	5,984	1,210	2,225	2,549
Advance payment guarantees	35,505	10,241	25,011	253
Other bank guarantees	321	321	-	-

Total Guarantees	41,810	11,772	27,236	2,802

Operating lease commitments	2,054	493	736	825

Total commercial commitments	43,984	12,385	27,972	3,627

(1) Excludes liability for employee severance benefits, net in the amount of $77,000

G.	Safe Harbor

All information included in Item 5.E of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts. The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 shall apply to all forward-looking information provided in Item 5.E and F of this Item.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table lists the name, age and position held by each of our executive officers and directors, as of May 31, 2009:

Name	Age	Position

Aviv Tzidon	53	Director and Chairman of the Board of Directors
Uri Manor	66	Director
Avraham Gilat	62	Director
Rimon Ben-Shaoul	64	Director
Orit Stav	38	Director*
Alicia Rotbard	63	Director*
Ken Lalo	51	Director
Nir Dor	45	Director
Eival Gilady	58	Director
Ilan Gillies	40	Chief Executive Officer
Reuven Shahar	50	Vice President of Finance and Chief Financial Officer
Shuki Carpassi	36	Vice President of Engineering
Yoav Ben-Shem	41	Vice President of Marketing

* External Director

Aviv Tzidon has been a Director and the Chairman of our Board of Directors since November 24, 2003. Mr. Tzidon was the co-founder of BVR-T and served as its Chief Technology Officer and a director since it commenced operations in 1987. From October 1998, upon the spin-off of BVR Systems (1998) Ltd. from BVR-T, and until April 2000, Mr. Tzidon served as Chairman of the Board of Directors and Chief Executive Officer of BVR-T. For three years, Mr. Tzidon worked as an independent consultant for Israel Aircraft Industries. Mr. Tzidon is also a member of the Board of Directors of CHUN Holdings Ltd. Mr. Tzidon served as a combat pilot with the Israel Air Force, including reserve service, for approximately 20 years.

Uri Manor has been a director since March 1, 2004. Mr. Manor has served as Managing Director of Datus Ltd., a consulting company specializing in the marketing of defense systems since January 1, 1996 and Managing Director of Loven Hachatzav Ltd., a holding company specializing in high tech and defense companies since 2001. Mr. Manor is also a member of the board of directors of Soltam Systems, Mobideo Aerospace Ltd., Laser Detection Systems Ltd. and CHUN Holdings Ltd. From 1969 to 1996, Mr. Manor held various management positions in Israel Aircraft Industries Ltd. including Deputy General Manager, MBT Division. Mr. Manor holds a B.Sc. and a M.Sc. in Aeronautical Engineering from the Technion, the Israel Institute of Technology.

Avraham Gilat has been a director since June 28, 2005. Mr. Gilat serves as the Chairman of Soltam Systems Ltd., one of Israel’s prominent defense companies and as a Director General of Mikal Ltd., a holdings company for a wide range of defense and commercial activities. Prior to such time, Mr. Gilat served in various positions in Israel Military Industries Ltd. Mr. Gilat holds an M.B.A. from New York University and a B.A. in Economics from Tel-Aviv University.

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

Alicia Rotbard has been one of our external directors since July 10, 2008. Ms. Rotbard founded DOORS Informations Systems, Inc. in 1989 and served as its CEO until 2002. From 1989, she served as President and CEO of Quality Computers Ltd. From 1980 to 1985, she served as Deputy General Manager of the Tel-Aviv Stock Exchange, managing its computer department and operations. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University in Jerusalem.

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

Shuki Carpassi has been our Vice President of Engineering since November 20, 2007. Mr. Carpassi joined BVR in 1998 and served in different positions in the company. From 2004, he has served as BVR’s Engineering Department Director.

Mr. Carpassi has over 15 years experience in real-time/embedded software and systems engineering in the areas of simulation, avionics and mission-critical applications.

Yoav Ben-Shem has been our Vice President of Marketing since May 1, 2008. Mr. Ben-Shem joined BVR in 1996 and has served in different positions in the company, including Project Manage and Director, Simulators Division. Between 2000 and 2004, Mr. Ben-Shem served in business development positions in several telecommunication companies such as Amdocs and TTI Telecom. In 2004, he returned to BVR and served as Director of Product management and from February 1, 2008, as Director of Business Development. Mr. Ben-Shem holds a B.A in Economy and Business Management and an M.B.A both from the Recanati School of Business Administration in Tel-Aviv University.

The term of one of our external directors, Mr. Amnon Harari, expired on July 2008, pursuant to the provisions of the Israel Companies Law – 1999, as amended from time to time (the Companies Law), and he was replaced by Ms. Alicia Rotbard.

B.	Compensation

The aggregate remuneration we paid for the year ended December 31, 2008 to all executive officers as a group (6 persons) was approximately $838,000 in salaries, fees, commissions and bonuses. This amount includes approximately $111,000 set aside to provide for pension, retirement or similar benefits provided to our directors and executive officers.

Members of our board of directors, other than our external directors, do not receive cash compensation for their service on the board of directors or any committee of the board of directors. However, all of our directors are reimbursed for their expenses for each board of directors meeting attended. Our external directors received an aggregate of approximately $20,000 for the year ended December 31, 2008.

As of March 31, 2009, options to purchase 7,354,000 Ordinary Shares granted to our directors and executive officers under our option plans were outstanding. The exercise price of these options was $0.18 per share. Of these options, options to purchase 6,462,000 Ordinary Shares are currently exercisable or will become exercisable within 60 days of such date.

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

No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director. A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise and the other external directors are to possess professional qualifications as promulgated by regulations to the Companies Law; these regulations provide that financial and accounting expertise require such external director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The company’s board of directors is to determine such candidate’s qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the Companies Law and Israeli securities laws. These requirements apply to external directors appointed or reappointed for an additional term following the recent amendment to the Companies Law. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

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

When counting the votes of the non-controlling shareholders, abstentions are not to be included.

An external director is entitled to compensation as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an external director. We compensate our two external directors in accordance with regulations promulgated under the Companies Law.

The initial term of an external director is three years and may be extended for an additional three years. Each committee of a company’s board of directors, which exercises board powers, is required to include at least one external director. However, the audit committee should include all of the company’s the external directors.

Pursuant to the decisions of the General Meetings dated July 9, 2002 and March 1, 2004, respectively, Mr. Amnon Harari and Ms. Orit Stav were each appointed to serve as external directors of the Company for a three-year term. On June 28, 2005 and on July 17, 2007, respectively, our shareholders extended the appointment of Mr. Harari and Ms. Stav to continue to serving as external directors for additional three-year terms. At the Company’s annual general meeting held on July 10, 2008, the Company appointed Ms. Alicia Rotbard to serve as an external director instead of Mr. Harari following the end of his second three-year term.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, that the company is so permitted under its articles of association. The breach of such duty is governed by Israeli contract laws.

Office Holder Insurance

Our articles of association provide that, subject to the provisions of the law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

—	a breach of his or her duty of care to us or to another person;

—	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

—	a financial liability imposed upon him or her in favor of another person concerning an act performed by him or her in their capacity as an office holder.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against:

—	a financial liability imposed on him or her in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court concerning an act performed in his or her capacity as an office holder; and

—	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court, in proceedings we institute against him or her or instituted on our behalf or by another person, or in a criminal charge from which he or she was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his or her capacity as an office holder.

Under the Companies Law, these provisions are subject to shareholder approval.

Limitations on Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

—	any act or omission done with the intent to derive an illegal personal benefit; or

—	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Audit Committee and our Board of Directors and, in specified circumstances, by our shareholders.

We have obtained liability insurance for our directors and officers.

Audit Committee

Under the Companies Law, the board of directors of any public company, as defined by the Companies Law, must appoint an audit committee comprised of at least three directors, including all of the company’s external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer and a controlling shareholder or its relative and any director employed by the company or who provides services to the company on a regular basis. Ken Lalo, Alicia Rotbard and Orit Stav currently serve as members of our Audit Committee. Orit Stav is the financial expert of the Committee.

The role of the audit committee is to examine any flaws in the company’s business management, in consultation with its internal auditor and independent accountants, and suggest appropriate courses of action.

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

On January 4, 2004, our board of directors adopted a new share option plan under which options for the purchase of 5,000,000 Ordinary Shares of the Company may be granted to our employees and consultants. In 2006, our Board of Directors approved an increase to the total option program to 5,200,000 Ordinary Shares. Under this plan, as of March 31, 2009, 5,961,200 options have been granted to employees and consultants of the Company, at an exercise price ranging between $0.145 and $0.65 per share. These options will vest over five years with one-fifth vesting each year, and each increment expiring three years after vesting. As of March 31, 2009 1,880,000 options had expired and 110,000 options were exercised. Moreover, as of March 31, 2009, an additional 1,118,800 Ordinary Shares of the Company were reserved for issuance pursuant to options issuable under this share option plan.

As of March 31, 2009, we had outstanding options for the purchase of an aggregate of 3,971,200 Ordinary Shares of the Company.

Employees

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities:

	Year ended December 31,
Activity	2008	2007	2006

Production & Research and Development	116	98	66
Marketing and Sales	6	7	4
Administration and Management	14	12	10

Total	136	117	80

As of March 31, 2009, we employed approximately 116 employees in research and development operations and productions, both internally financed and pursuant to contracts with our customers performed an integral role in our various projects.

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

We are subject, like all other Israeli employers, to Israeli labor laws and regulations. These laws principally concern matters like paid annual vacation, paid sick days and other conditions of employment. In addition, Israeli law generally requires severance pay, which may be funded by managers’ insurance described below (or by other funds), upon the retirement or death of an employee or termination of employment, subject to the provisions of the law. Provisions for severance pay amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is broadly parallel to the United States Social Security Administration. These amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 16.25% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

We follow a common business practice, although not legally required, to contribute funds on behalf of all of our employees to a fund known as “managers’ insurance”. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump-sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his or her base salary and the employer contributes approximately 14% of the salary.

D.	Share Ownership

As of March 31, 2009, Aviv Tzidon beneficially owned an option to purchase 5,400,000 Ordinary Shares, (for further information, see item 6B) exercisable at a price of $0.18 per share for three years. Assuming the exercise of such options and no other exercise of our convertible securities, Mr. Tzidon will hold 4.41% of our then outstanding Ordinary Shares. In addition, Mr. Tzidon holds 50% of Chun LP, which beneficially owned, as of March 31, 2009, 58,142,608 Ordinary shares, amounting to 49.71% of our outstanding Ordinary Shares.

Other than Mr. Aviv Tzidon, none of our directors and officers beneficially owned more than 1% of our outstanding equity securities.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of, May 31, 2009, by each person or entity known to own beneficially more than 5% of our outstanding Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)

CHUN Holdings Limited Partnership (3)
c/o Yigal Arnon & Co.
1 Azrieli Center Tel-Aviv 67021 Israel	58,142,608		49.71%
H.S.N General Managers Holdings LP
7 Berkowitz St.
Tel Aviv Israel	20,000,000		17.10%
Polar Investments House
Platinum House
21 Ha'arbah St.
Tel Aviv 64731 Israel	6,252,207	(4)	5.35%
Bank Leumi Le-Israel B.M.
24-32 Yehuda Halevi St.
Tel Aviv 63432 Israel	6,111,111		5.22%

(1)	Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of May 31, 2009.

(2)	Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of May 31, 2009 are treated as outstanding only for the purposes of determining the percent owned by such person or group. The percentage of outstanding ordinary shares is based on 116,970,535 Ordinary Shares outstanding as of May 31, 2009.

(3)	Based on information reported by Chun LP in its Schedule 13D, the general partner of Chun LP is Chun Holdings Ltd., a private Israeli company jointly held by Aviv Tzidon (50%), and Portal Marketing SA (50%).

(4)	Includes 3,181,807 Ordinary Shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd.

As of March 31, 2009, there were a total of four holders of record of our ordinary shares with addresses in the United States. Such United States holders were, as of such date, the holders of record of 223,875 ordinary shares representing approximately 0.2% of our outstanding share capital The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 11.5% of our outstanding ordinary shares as of said date).

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

On January 1, 2007, following the expiration of the above agreement, we entered into a new agreement with Consult Wise Pte Ltd. Pursuant to this agreement, we agreed to pay Consult Wise $3,500 per month for the provision of its marketing services and $3,500 per month for supporting our operating programs in Singapore; furthermore, Consult Wise is entitled to commissions on purchase orders issued by customers introduced to us pursuant to its marketing services. As of April 19, 2009 this agreement was renewed for an additional period of 2 years, retroactively from January 1, 2009 until December 31, 2010.

Agreement with Eyepoint Ltd.

On March 1, 2004, the Company entered into a consulting agreement with, an Israeli company wholly owned by Mr. Dekel Tzidon, brother of Mr. Aviv Tzidon, the Chairman of our Board of Directors. Pursuant to this consulting agreement, Mr. Dekel Tzidon continues to serve as the Company’s Vice President of Research & Development and Chief Technological Officer. The terms of this agreement were approved by the Company’s Audit Committee in July 2004. In July 2008 the BOD approve the following changes to his consulting agreement:

1.	Mr. Dekel Tzidon no longer serves as the Company’s Vice President of Research & Development and Chief Technological Officer.

2.	His effort capacity reduced first to 70% and in March 1, 2009 its effort capacity reduced to 50%.

Sale of Shares to Principal Shareholders

Sale of Shares to and Issue of Warrants to H.S.N General Managers Holdings L.P.

In March 2006, H.S.N General Managers Holdings L.P. (or HSN), an Israeli limited partnership led by Mr. Nir Dor invested $3.6 million in our share capital in consideration for the issuance of 20,000,000 Ordinary Shares, representing approximately 17% of our issued share capital, at a price per share of $0.18. In connection with this investment, HSN was issued three separate warrants for the purchase of 6,000,000 of our Ordinary Shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions. In addition, HSN was granted the right to appoint a representative to our board of directors for such time as it holds no less than 9% of the outstanding share capital. As of March 2006, Mr. Dor serves in this capacity as a member of our board of directors. As of March 22, 2009 all of the options described above have expired.

Sale of Shares to and Issue of Warrants to Chun

On November 21, 2003, Chun Holdings Ltd., or Chun, issued a tender offer to purchase all of our outstanding shares for a purchase price of $0.18 per share. Pursuant to the tender offer, which expired on December 30, 2003, some of our shareholders, including Clal Industries Ltd. and our former controlling shareholder Elisra Electronics Systems Ltd., or Elisra, tendered an aggregate of 7,142,608 of their shares, constituting 67% of our issued and outstanding share capital. Upon the request of Chun, all of the tendered shares were registered in the name of its affiliate Chun Holdings L.P., or Chun LP which became our controlling shareholder. As of, March 31, 2009 Chun was holding an aggregate of 49.71% of our outstanding shares.

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

Legal Proceedings

On May 17, 2009, we brought action against Hartec Systems Limited, an Israeli company, and Hartec Technologies Limited, an Israeli company, and certain individuals for infringement of our intellectual property rights relating to our simulation and live training software, and to enjoin the defendants from further breaches of our intellectual property rights. Our infringement claim sought initial damages of approximately $2.5 million (NIS 10 million) and other costs and injunctive relief. The claim is currently in the initial stages of court proceedings.

B.	Significant Changes

There have been no material changes in our financial position since December 31, 2008 except as otherwise disclosed in this annual report.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

Our Ordinary Shares have traded on the Over The Counter Bulletin Board under the symbol BVRSF.OB since February 2003 and previously traded on the Nasdaq Small Cap Market from March 2001. From October 1998 until March 2001 our shares were traded on the Nasdaq National Market.

The following table sets forth, for the periods indicated, the range of high and low sales prices of our Ordinary Shares:

	High	Low

2004
Year ending December 31, 2004	$1.10	$0.40

2005
Year ending December 31, 2005	$0.72	$0.20

2006
First Quarter	$0.28	$0.16
Second Quarter	$0.27	$0.22
Third Quarter	$0.24	$0.18
Fourth Quarter	$0.22	$0.15

2007
Second Quarter	$0.21	$0.17
Third Quarter	$0.19	$0.16
Fourth Quarter	$0.20	$0.14

2008
First Quarter	$0.20	$0.16
Second Quarter	$0.19	$0.16
Third Quarter	$0.18	$0.11
Fourth Quarter	$0.18	$0.12
December	$0.15	$0.14

2009
First Quarter	$0.15	$0.09
January	$0.15	$0.14
February	$0.15	$0.09
March	$0.15	$0.11
April	$0.18	$0.12
May	$0.20	$0.18

B.	Plan of Distribution

Not applicable.

C.	Markets

Our Ordinary Shares traded on the Nasdaq Capital Market until February 13, 2003. Our Ordinary Shares were then delisted from the Nasdaq Capital Market after we failed to comply with its required listing standards. Since February 14, 2003, our Ordinary Shares have been traded on the Over-the-Counter Bulletin Board under the symbol “BVRSF.OB”.

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

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The breach of such duty is governed by Israeli contract laws. The duty of care includes a duty to use reasonable means to obtain:

—	information on the appropriateness of a given action brought for the office holder’s approval or performed by the officer holder by virtue of his or her position; and

—	all other important information pertaining to the previous actions.

The duty of loyalty requires an office holder to act in good faith for the interests of the company and includes a duty to:

—	refrain from any conflict of interest between the performance of the office holder’s duties in the company and his or her personal affairs;

—	refrain from any activity that is competitive with the company;

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or for others; and

—	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.

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

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the company’s articles of association provide otherwise. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the audit committee, before the board approval, and under certain circumstances, following board approval, by the shareholders of the company. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter. If a majority of the directors has a personal interest in a transaction, these directors are permitted to be present and vote, but shareholder approval is also required.

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must satisfy either of the following criteria:

—	the majority of the votes for the approval includes the votes of at least one-third of the total votes of shareholders who are present and voting at the meeting and who have no personal interest in the transaction (the votes of abstaining shareholders shall not be included in the number of the said total votes); or

—	the total number of votes against the approval, among the shareholders who are present at the meeting and who have no personal interest in the transaction shall not exceed 1% of the aggregate voting rights in the company.

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

Directors’ Compensation

Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors. Arrangements as to compensation of directors also require audit committee approval, before board approval, and, following board approval, shareholder approval. Nevertheless, pursuant to our articles of association, whether or not required by law, our directors who are not our employees or professional services providers shall not be paid any remuneration for their services unless it was approved by the general meeting of our shareholders.

Directors’ Borrowing Powers

Our board of directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company. Such borrowing powers may be exercised by a majority of the board in accordance with our articles of association.

Rights attached to our Shares

Dividend Rights. Our articles of association provide that our shareholders at a general meeting and upon the recommendation of our board of directors may, from time to time, declare such dividend as may appear to be justified but not in excess of our board of directors’ recommendation. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized in the future, holders of Ordinary Shares are entitled to receive dividends according to their rights and interest in our profits.

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

Our annual general meetings are held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual general meeting) and at such place as determined by our board. All general meetings other than annual general meetings are called extraordinary general meetings. Our board may, whenever it thinks fit, convene an extraordinary general meeting at such time and place as it determines, and shall be obligated to do so upon a requisition in writing in accordance with the Companies Law.

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

Mergers and Acquisitions under Israeli Law

The Companies Law includes provisions that allow a merger transaction and require that each company that is a party to a merger have the transaction approved by its board of directors and a vote of at least 75% of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholders vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the other party, or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 50 days have passed from the time that a proposal for the approval of the merger has been filed with the Israel Registrar of Companies and 30 days have passed from the time that the approval of the merging parties’ shareholders has been received.

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

In January 2008, we entered into a major contract with an international customer for the supply of ACMI systems. The contract price is $18.4 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the second quarter of 2010. As of March 31, 2009, we received $11.6 million under this contract.

In January 2008, we entered into a major contract with an international customer for the supply of Naval Tactical Trainer systems. The contract price is $3.2 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the second quarter of 2010. As of March 31, 2009, we received $1.6 million under this contract.

In June 2008, we entered into a major contract with an international customer for the supply of a Trainer Aircraft Full Mission Simulator FMS. The contract price is $4.95 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2010. As of March 31, 2009, we received $1.5 million under this contract.

In September 2008, we entered into a maintenance agreement to support airborne ACMI products. The contract price is approximately $1.2 million, which is payable in accordance with fulfillment of support activities during the lifetime of the project. We expect to complete this project during the fourth quarter of 2010.

In October 2008, we entered into an agreement with a leading aircraft integrator for the integration of its advanced Hybrid Datalink solution. The contract price is approximately $2.5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely achievement of specific milestones during the lifetime of the project. We expect to complete this project during the third quarter of 2010.

In December 2008, we entered into a contract with an international customer for the upgrade of its distributed naval embedded training system. The contract price is approximately $1.4 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the first quarter of 2012. As of March 31, 2009, we received $0.9 million under this contract.

In January 2009, we entered into license agreement, with a major European defense company pursuant to which BVR granted the company a worldwide, non exclusive license to BVR’s Embedded Virtual Avionics (EVA) patents. In addition to this agreement, BVR and the company will further evaluate joint business opportunities in the area of live and virtual training. The contract price is approximately $2.9 million, and is payable in accordance with a predetermined payment schedule during the following two years. As of March 31, 2009, we received approximately $0.7 million under this contract.

In January 2009, we entered into a contract with a leading air force to train Instructors of Weapon Systems Operators (IWSO). The contract price is approximately $1.45 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the fourth quarter of 2011. As of March 31, 2009, we received $0.3 million under this contract.

In February 2009, we entered into a contract with an international customer for the supply of an Airborne Live Training Program. The contract price is $2.5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project. We expect to complete this project during the second quarter of 2011. As of March 31, 2009, we received $0.6 million under this contract.

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

Non-residents of Israel may freely hold and trade our securities pursuant to the general permit issued under the Israeli Currency Control Law, 1978. Neither our memorandum of association nor the laws of the State of Israel restrict in any way the ownership of our Ordinary Shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

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

General Corporate Tax Structure

Generally, Israeli companies were subject to corporate tax at the rate of 27% in the 2008 tax year. The rate was reduced to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

The Investment Law provides that terms and benefits included in any certificate of approval that was granted before March 31, 2005 will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore the Encouragement Reform will not apply to any of our programs approved under the Investment Law before March 31, 2005.

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

Our requests for designation of our capital investment at our facility in Rosh Ha’ayin as an “Approved Enterprise” program were approved under the Investment Law. For this Approved Enterprise, we elected the alternative package of benefits

A company that has elected the alternative package of benefits and that subsequently pays a dividend out of income derived from the Approved Enterprise during the tax exemption period will be subject to tax in respect of the amount distributed (including the tax thereon) at the rate which would have been applicable had it not elected the alternative package of benefits (generally 10%-25%, depending on the extent of foreign shareholders holding its ordinary shares). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. We must withhold this tax at source, regardless of whether the dividend is converted into foreign currency. See “–Taxation of Ordinary Shares–Taxation of Dividends Paid On Ordinary Shares” and Note 18 to the Consolidated Financial Statements.

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

Tax benefits are available under the Encouragement Reform to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Encouragement Reform states that the company must make an investment which meets all the conditions set out in the Amendment for tax benefits and exceeds a minimum amount specified in the Law (at least NIS 300,000). Such investment allows the company to receive a “Benefited Enterprise” status, and may be made over a period of no more than three years ending on the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion, as follows:

Production Assets	% of Required Investment	Required Investment

Up to NIS 140 million	12%	Up to NIS 16.8 million
From NIS 140 - 500 million	7%	From NIS 16.8 - 42 million
Over NIS 500 million	5%	From NIS 42 million

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

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984 (“Research Law”), research and development programs which meet certain criteria and are approved by the Research Committee, a governmental committee of the Office of the Chief Scientist, are eligible for grants of up to 50% of the project’s expenditure, as determined by the Research Committee, in return for the payment of royalties from the sale of the product developed in accordance with the program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Chief Scientist ranging from 3% to 6% on revenues from products developed using such grants until 100% of the dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for payment. We have completed payment of all royalties due with respect to grants we received from the Office of the Chief Scientist. The terms of these grants also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted. These restrictions do not apply to exports from Israel of products developed with such technologies.Technology developed pursuant to the terms of these grants may be transferred outside of Israel only subject to the payments promulgated under the Research Law and subject to the prior approval of the Research Committee; technology transfers within Israel are also subject to the prior approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology in Israel may be granted only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and production and the obligation to pay royalties in an amount that may be increased.

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

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 or the Inflationary Adjustments Law, which was repealed effective January 1, 2008, represented an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. For all tax years prior to 2008, the features which were material to us were as follows:

(a)	There was a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed (soft) assets. Where a company’s equity, as defined in such law, exceeded the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess was allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis). If the depreciated cost of fixed assets exceeded a company’s equity, then such excess multiplied by the applicable annual rate of inflation was added to taxable income.

(b)	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward were adjusted for inflation based on the increase in the consumer price index.

On February 26, 2008 the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (the Amendment) was passed by the Knesset. According to the Amendment, the Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for the transitional provisions whose objectives are to prevent distortion of the taxation calculations.

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

C.	Taxation of Dividends

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

D.	Dividends and Paying Agents

Not applicable.

E.	Statements by Experts

Not applicable.

F.	Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934 (Exchange Act), as amended, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room.

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

G.	Subsidiary Information

Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, equity prices and foreign currency exchange rates.

Interest Rate Risk

We are exposed to interest rate volatility primarily relating to interest rate changes applicable to our withdrawals under our credit lines. Our credit lines bear interest at rates, which vary with changes in LIBOR. We do not speculate on the future direction of such interest rates. On March 2004, the Company reached an agreement with its principal bank lenders for the repayment of $6.55 million and the deferral of repayment of long-term loans totaling $1.5 million until the years 2005, 2006 and 2007. As of December 31, 2008 and 2007, there were no current maturities of long – term loans.

The weighted average interest rates on short-term bank credit (linked to the U.S. dollar) as at December 31, 2007, 2006 and 2005 are 7.45%%, 6.9% and 5.4%, respectively.

Equity Price Risk

As of December 31, 2008, we did not have any marketable securities that were recorded at a fair value; hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

As of December 31, 2008, we had cash and cash equivalents in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,461,000(out of $4,249,000 in cash and cash equivalents that we had in total). Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our cash and cash equivalents would decrease by $133,000. As of December 31, 2008, we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $74,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by $6,700. As of December 31, 2008, we had other receivables in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $140,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by $12,700. As of December 31, 2008, we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,633,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $148,000. As of December 31, 2008, we had other payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,377,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the fair value of our accounts payable would increase by $125,000. As of December 31, 2008, we had long-term payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $77,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the fair value of our accounts payable would increase by $7,000.

As of December 31, 2008, we had cash and cash equivalents in Singapore dollars or SGD or in funds linked thereto in the aggregate amount of $143,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/SGD exchange rate. Assuming such an increase in the dollar/SGD exchange rate, the fair value of our SGD accounts receivable would decrease by $13,000. As of December 31, 2008 we had accounts payable in SGD or in funds linked thereto in the amount of $14,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/SGD exchange rate. Assuming such an increase in the dollar/SGD exchange rate, the results of operations of the Company would not have any material effect.

As of December 31, 2008 we had other receivable and other payable in SGD or in funds linked thereto in the aggregate same amount of $11,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/SGD exchange rate. Assuming such an increase in the dollar/SGD exchange rate, the results of operations of the Company would not have any material effect.

As of December 31, 2008, we had cash and cash equivalents in Euro or in funds linked thereto in the aggregate amount of $381,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar/Euro exchange rate. Assuming such a decrease in the dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $35,000. As of December 31, 2008, we had accounts receivable in Euro or in funds linked thereto in the aggregate amount of $450,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/ Euro exchange rate. Assuming such an increase in the dollar/Euro exchange rate, the fair value of our Euro accounts receivable would decrease by $41,000. As of December 31, 2008, we had account payables in Euro or in funds linked thereto in the aggregate amount of $31,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar/Euro exchange rate. Assuming such a decrease in the dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $2,800.

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages And Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.	Controls and Procedures

Not applicable.

ITEM 15T.	Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions to be made regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2008 the Company’s internal control over financial reporting was effective.

Firm Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

ITEM 16.	Reserved

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Orit Stav is our audit committee financial expert.

ITEM 16B.	Code of Ethics

On May 13, 2004, our company adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accounting officer or controller or other persons performing similar functions.

Copies of our code of ethics are available free of charge at our executive offices upon request.

ITEM 16C.	Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Somekh Chaikin, a member of KPMG International (Independent Registered Public Accounting Firm) for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2008 and 2007, and for other services rendered.

	2008	2007
	(In thousands)

Audit Fees(1)	$114	$125
Audit-Related Fees(2)	-	-
Tax Fees(3)	4	5
All Other Fees(4)	2	17

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s Consolidated Financial Statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees principally for assurance and related services that are not reported under Audit Fees.

(3)	Tax fees consist of tax compliance fees for the preparation of original and amended tax returns, claims for refunds and tax advice.

(4)	In 2007-2008: Fees regarding the rendering of advisory services with respect to section 404 of the Sarbanes-Oxley Act.

Pre-approval Policies and procedures

The audit committee approves all audit, audit-related services, tax services and other services provided by KPMG Somekh Chaikin. Any services provided by KPMG Somekh Chaikin that are not specially included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.

ITEM 16D.	Exemptions from the Listing and Standards of Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For information relating to the purchase of our securities by Chun LP see “Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the Nasdaq rule that requires adoption of a formal written charter or board resolution addressing the nominations process. Under the Companies Law, the nominations process is conducted by the full board of directors, and there is no requirement to adopt a formal written charter or board resolution addressing a company’s nomination process.

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the Nasdaq rule that requires that the compensation of the chief executive officer and all other executive officers of the company be determined, or recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee comprised solely of independent directors. Under the Companies Law, the compensation of such officers is determined by the full board of directors, and there is no requirement for a recommendation or determination by independent directors or a compensation committee. If the chief executive officer or any other executive officer is also a director, then the Companies Law requires that the terms of compensation of the officer must be approved by the audit committee, board of directors and shareholders of a company and that the officer may not be present when the audit committee or board of directors discusses or acts upon the terms of his or her compensation.

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the Nasdaq rule that requires disclosure of the compensation of our directors and members of our administrative, supervisory or management bodies. Since under the Companies Law such disclosure is not required on an individual basis, the compensation of our executive officers is provided on an aggregate basis.

PART III

ITEM 17	Financial Statements

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18	Financial Statements

See Item 17.

ITEM 19	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description

1.1*	Memorandum of Association of Registrant

1.2*	Form of Articles of Association

4.1**	Management Services Agreement, dated March 18, 2002, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

4.2***	Management Services Agreement, dated April 6, 2003, between the Registrant and Elisra Electronic System Ltd. (an English summary accompanied by Hebrew original)

4.3†	Lease Agreement, dated September 14, 1999, as amended, between BVR Technologies Ltd. and Minrav Holdings Ltd. (an English summary accompanied by Hebrew original)

4.4†	Lease Agreement, dated August 29, 1999, between the Registrant and Electra Real Estate Ltd.(an English summary accompanied by Hebrew original)

4.5****	Share Purchase Agreement, dated March 1, 2004 between the Registrant and the purchasers identified therein

4.6****	Cooperation Agreement, dated August 11, 2005, between the Registrant and Israel Aircraft Industries on behalf of MLM. As this addendum is written in Hebrew, a translation of the principal terms is attached hereto.

4.7****	Share Purchase Agreement, dated March 5, 2006 between the Registrant and Nir Dor on behalf of H.S.N General Managers Holdings L.P., an Israeli Limited Partnership.

8†	Subsidiaries of the Registrant

10.1	Consent of Independent Registered Public Accounting firm.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Description

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002

†	Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2000.

*	Incorporated by reference to the Registration Statement on Form 20-F (Commission File No. 0-29884).

**	Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2001.

***	Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2002.

****	Incorporated by reference to the annual report on Form 20-F for the year ended December 31, 2000.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

B.V.R. SYSTEMS (1998) LTD. By: /s/ Ilan Gillies —————————————— Ilan Gillies Chief Executive Officer

By: /s/ Reuven Shahar —————————————— Reuven Shahar Chief Financial Officer

Date: June 4, 2009

B.V.R. Systems (1998) Ltd.
and Subsidiary

Financial Statements
As of and for the Year Ended
December 31, 2008

B.V.R. Systems (1998) Ltd.
and Subsidiary

Consolidated Financial Statements as of December 31, 2008

Contents

[Letterhead of KPMG Somekh Chaikin]

Report of Independent Registered Public Accounting Firm
To the Shareholders of B.V.R. Systems (1998) Ltd.

We have audited the accompanying consolidated balance sheets of B.V.R. Systems (1998) Ltd. and its subsidiary (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, of recognized income and expense and cash flows for each of the years in the two-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations, recognized income and expenses and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s annual consolidated financial statements for 2007 were previously prepared in conformity with Israeli generally accepted accounting principles. As more fully described in Note 2V to the consolidated financial statements, the Company elected in 2008, to change the basis of accounting used in preparing its financial statements for it to be in conformity with IFRS as issued by the IASB. Consequently, the Company’s annual prior year financial statements for 2007, referred to above, are now being presented in accordance with IFRS as issued by the IASB.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

June 4, 2009

B.V.R. Systems (1998) Ltd.
and Subsidiary

Consolidated Balance Sheets as of December 31

		2008	2007
	Note	$ thousands	$ thousands

Assets

Current assets
Cash and cash equivalents	3	4,249	1,520
Restricted bank deposits	4	8,251	1,434
Trade receivables	5	3,406	2,433
Other receivables	6	2,526	313
Inventories	7	1,322	1,322

Total current assets		19,754	7,022

Other non-current assets	8	757	2,136
Property, plant and equipment	9	792	824
Intangible assets	10	109	178

Total assets		21,412	10,160

__________________________________ Aviv Tzidon	__________________________________ Ilan Gillies	__________________________________ Reuven Shahar
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Approval date of the financial statements: June 4, 2009

B.V.R. Systems (1998) Ltd.
and Subsidiary

Consolidated Balance Sheets as of December 31

		2008	2007
	Note	$ thousands	$ thousands

Liabilities and Shareholders' Equity

Current liabilities
Bank overdraft		-	466
Short-term loans from bank and others	11	120	620
Trade payables	12	4,853	1,922
Deferred revenue	13	11,423	3,591
Provisions		94	84
Other payables	14	1,457	1,728

Total current liabilities		17,947	8,411

Post employment long-term benefits	15	77	38

Total non-current liabilities		77	38

Total liabilities		18,024	8,449

Shareholders' equity	16
Share capital:
Ordinary shares, NIS 1.00 par value
400,000,000 shares authorized,
116, 970,535 and 116, 860,535 shares issued and
outstanding as of December 31, 2008 and 2007		25,891	25,861
Share premium		16,944	16,954
Accumulated deficit		(39,447)	(41,104)

Total shareholders' equity		3,388	1,711

Total liabilities and shareholders' equity		21,412	10,160

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Consolidated Statements of Operations for the Year Ended December 31

		2008	2007
		$ thousands

Revenues:
Sales		29,711	12,547
Royalties, commissions and others	17A	1,855	559

Total revenues	19A	31,566	13,106

Cost of revenues	19C	23,282	10,746
Inventory write-off		-	699

Total cost of revenues		23,282	11,445

Gross profit		8,284	1,661

Operating expenses:
Research and development		1,213	959
Selling and marketing		2,128	2,240
General and administrative		2,773	2,508

Total operating expenses		6,114	5,707

Operating profit (loss)		2,170	(4,046)

Financial income		219	231
Financial expenses		(766)	(249)

Financial expenses, net	19D	(547)	(18)

Profit (loss) before taxes on income		1,623	(4,064)
Income tax expense	18	-	-

Net profit (loss) for the year		1,623	(4,064)

Earnings (loss) per share
Basic earnings (loss) per share		0.0139	(0.0348)

Diluted earnings (loss) per share		0.0139	(0.0348)

Weighted-average number of ordinary shares
of nominal NIS 1.00 par value outstanding
(in thousands) used in calculation of the basic
earnings (loss) per share		116,952	116,861

Weighted-average number of ordinary shares
of nominal NIS 1.00 par value outstanding
(in thousands) used in calculation of diluted
earning (loss) per share		116,958	116,861

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Consolidated Statements of Recognized Income and Expense for the Year Ended December 31

		2008	2007
	Note	$ thousands

Defined employees benefit plan actuarial gains (losses)	15	(107)	21
Profit (loss) for the year		1,623	(4,064)

Total recognized income and expense for the period		1,516	(4,043)

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Consolidated Statements of Cash Flows

	Year ended December 31 2008	Year ended December 31 2007
	$ thousands	$ thousands

Cash flows from operating activities
Net profit (loss) for the period	1,623	(4,064)

Adjustment to reconcile net profit (loss) to funds
generated from operations:
Depreciation and amortization	523	492
Stock based compensation	141	238

	664	730

Change in trade receivables	(1,012)	1,949
Change in other receivables	(2,189)	(12)
Change in deferred revenue	7,889	639
Change in Inventories	-	699
Change in trade payables	2,920	376
Change in other payables (short-term and long-term)	(244)	(762)
Change in provisions	11	(72)
Change in post employment long-term benefits	(68)	4

	7,307	2,821

Net cash provided by (used in) operating activities	9,594	(513)

Cash flows from investing activities
Purchases of property, plant and equipment	(291)	(325)
Purchases of Intangible assets	(89)	(27)
Interest received	163	111
Increase in restricted bank deposits	(5,653)	(1,598)

Net cash used in investing activities	(5,870)	(1,839)

Cash flows from financing activities

Bank overdraft	(466)	466
Receipt (repayment) of short-term loans from bank	(500)	500
Repayment of long-term loans from banks	-	(516)
Issuance of shares upon exercise of options	20	-

Net cash provided by (used in) financing activities	(946)	450

Net increase (decrease) in cash and cash equivalents	2,778	(1,902)
Cash and cash equivalents as at the beginning of the period	1,520	3,421
Effect of exchange rate fluctuations on cash and
cash equivalents	(49)	1

Cash and cash equivalents as at the end of the period	4,249	1,520

The accompanying notes are an integral part of the consolidated financial statements.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 1 – General

A.	B.V.R. Systems (1998) Ltd. (“Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 16 Hamelacha St., Afek Industrial Park, Rosh Ha’Ayin. The Company was formed on January 6, 1998 in order to receive all of the assets and liabilities of the defense-related business of B.V.R. Technologies Limited (“BVR Tech”), a company formed in 1986, which were spun off to the Company on October 23, 1998 in exchange for the Company’s shares issued to the then shareholders of BVR Tech. In June 1998, the Company formed a subsidiary in Singapore, BVR-S Pacific PTE, which operates in Singapore. The Company is engaged in developing, manufacturing and marketing advanced training and computer-based simulation systems for military applications.

B.	During the year ended December 31, 2008, the Company had positive cash flows from operations of $9.6 million, as compared to negative cash flows of $513 thousand for the year ended December 31, 2007. The Company’s revenues during 2008 totaled $31.6 million, compared to $13.1 million during 2007.

In accordance with the requirements of certain revenue contracts, the Company deposits funds (including the insurance rights attached thereto) with financial institutions that have issued guarantees on its behalf in favor of its customers. At December 31, 2008, there are $9.0 million in current and non-current restricted bank deposits (as of December 31, 2007 – $3.5 million current and non-current restricted bank deposits). The Company’s growth is expected to involve additional guarantees provided on the Company’s behalf for new and existing projects with customers, and this could require additional liquidity resources. Based on current forecasts, management believes that the Company has sufficient liquidity, based on its current position and its forecasted revenues, to finance its operations for the next twelve months. In addition, subsequent to the balance sheet date, the Company signed an investment agreement in the amount of $3 million, for details refer to Note 23.

Note 2 – Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and its interpretations adopted by the International Accounting Standards Board (IASB) for the first year. The consolidated financial statements were authorized for issue by the Board of Directors on June 4, 2009.

A.	Financial statements in US dollars

The currency of the primary economic environment in which the operations of the Company and its subsidiary are conducted is the US dollar (“dollar” or “$”). The majority of the Company’s sales are transacted outside Israel in dollars, and a substantial portion of the Company’s costs are incurred in dollars. Accordingly, the Company has determined that the dollar is the currency of its primary economic environment and thus its functional currency.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

A.	Financial statements in US dollars (cont’d)

The Company’s transactions and balances denominated in dollars are presented at their original amounts. Transactions denominated in currencies other than dollars are translated into dollars. Monetary assets and liabilities denominated in foreign currencies at the reporting date are remeasured into to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are remeasured into the functional currency at the exchange rate at the date that the fair value was determined. All foreign currency transaction gains and losses are reflected in the statements of operations as financial income or expenses, as appropriate.

B.	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany transactions and balances were eliminated in consolidation.

C.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Company’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Presented hereunder is information about critical estimates, made while implementing Company accounting policies and which have a most significant effect on the financial statements:

Revenue recognition- The Company examines on every balance sheet date whether there have been any events or changes in circumstances which would influence on the stage of completion of the work performed and/or provision for profit or loss from long-term contracts. The effect of such changes in estimates is recognized in the statement of operations at the time of their identification.

Share based payments – Options granted to employees are measured using the Black-Sholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest. See also Note 16.

Actuarial calculation of defined employees benefit plan – At each reporting date, the Company examines whether there have been any event or change in circumstances which could affect actuarial calculations, such as future salary increases and employee churn rate. The effect of such changes in estimates is recognized as actuarial gains/losses in equity.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

D.	Cash, cash equivalents and restricted bank deposits

The Company considers all highly liquid investments with a maturity of three months or less from date of purchase, to be cash equivalents.

Restricted bank deposits are comprised of cash deposited in banks in respect of bank guarantees granted to the Company’s customers as partial collateral for the continued performance of work and advances received from the customers. The release of these deposits is based on the progress of the work and is subject to customer approval. The Company recorded liens on these deposits in favor of the banks that granted the guarantees. The restricted deposits are linked to the dollar and bear weighted-average annual interest rate of 1.1%.

E.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The inventory is comprised of items for which the sales cycle is lengthy. At December 31, 2008, there were several outstanding offers for certain inventory, the outcome of which is still uncertain. The Company’s estimate of the recoverability of the inventory takes into consideration the successful outcome of these or future prospective offers.

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

The financial statements include an allowance which management believes adequately reflects the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance, management based its estimate on information at hand about specific debtors, including their financial situation, aging of the receivable and evaluation of the security received from them or their guarantors, if any.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

H.	Property, plant and equipment

Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income” in the statement of operations.

Depreciation

Depreciation is recognized in the statement of operations on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

%

Computers and electronic equipment	20 - 33.3
Manufacturing equipment	10 - 15
Office furniture and equipment	6 - 15
Leasehold improvements	The shorter of the estimated useful lives and the lease term of the related leasehold

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

I.	Revenue recognition

1.	Construction contracts

a.	Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments to the extent that it is probable that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract can be estimated reliably, contract revenue and expenses are recognized in profit or loss in proportion to the percentage of completion of the contract.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

I.	Revenue recognition (cont’d)

1.	Construction contracts (cont’d)

b.	The percentage of completion is measured on the basis of cost (the ratio of the costs incurred to the total estimated costs). Work in progress under long-term contracts is stated at cost less amounts charged to cost of revenues in the statement of operations and associated with revenue recognized on the basis of the “percentage-of-completion” method. Cost includes direct costs of materials, labor, subcontractor and other direct costs and allocated indirect manufacturing costs.

c.	Estimated profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. The effect of such changes in estimates is recognized in the statement of operations at the time of their identification.

d.	The Company provides warranties on sales of systems to certain customers for periods of up to 24 months. The expenses related to the warranty period are taken into consideration in the direct cost of the contracts, based on management’s estimation and in accordance with the Company’s prior experience.

2.	Revenue from royalties and commissions

Royalties and commission revenues resulting from the cooperation agreement with Israel Aircraft Industries Ltd. (“IAI”), are recognized when the related payments are received by IAI. The Company determines such revenues by receiving confirmation of payments subject to royalties and commissions from IAI.

3.	Revenue from services

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

J.	Research and development costs

Research and development costs are charged to the statement of operations, as incurred, see Note 2Q with respect to development costs.

K.	Finance income and expenses

Finance income is comprised of interest income on cash deposits. Interest income is recognized as it accrues in profit and loss.

Finance expenses are comprised of interest on loans and bank commission linked to bank guarantee.

Foreign currency gain and losses that are recognized in profit or loss are reported on a net basis.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

L.	Income taxes expenses

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiary and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

As such, the Company has not recorded a tax asset in regard to all tax loss carryforwards as well as for other temporary differences (See Note 18F).

M.	Impairment in value of assets

1.	Financial assets

Financial asset are assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

M.	Impairment in value of assets (cont’d)

1.	Financial assets (cont’d)

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in profit or loss.

2.	Non-financial assets

At each balance sheet date, the Company reviews the carrying amounts of non-financial assets, other than inventories and deferred tax assets, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its net selling price (fair value less costs to sell). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit and loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss will be recognized immediately in profit and loss.

N.	Provisions

A provision is recognized in the balance sheet when the Company has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the balance sheet date.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

O.	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and others.

P.	Post- employment benefits

1.	Post employment benefits

The Company’s liability for post employment benefits for certain employees is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit and loss when they are due.

Actuarial gains and losses resulting from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized directly in equity and are presented as part of the statement of recognized income and expenses.

The Company’s liability for post employment benefits for all remaining employees is covered by a defined benefit plan.

2.	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of a past service provided by the employee and the obligation can be estimated.

3.	Share based payments

The grant date fair value of options granted to employees is recognized as a salary expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. The fair value of stock options is measured using the Black-Scholes model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted-average historic volatility adjusted for changes expected due to publicly available information), weighted-average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

Q.	Intangible assets

1.	Intangible assets include computer software and capitalized development costs. Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred.

2.	Amortization

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Computer software	3 years
Capitalized development costs	3 years

Amortization expenses for the years ended December 31, 2008 and 2007 were $158 and $132 thousand respectively.

R.	Concentration of credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to concentration of credit risk consist mainly of cash and cash equivalents, restricted bank deposits and trade receivables.

At December 31, 2008 and 2007, the Company had cash and cash equivalents, and restricted bank deposits which were deposited with major Israeli banks. Management believes that the financial institutions that hold the Company’s investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

Trade receivables include amounts billed to customers. Management periodically evaluates the collectibility of these trade receivables and adjusts the allowance for doubtful accounts to reflect the amounts estimated to be doubtful of collection.

S.	Fair value of financial instruments

The fair market value of the Company’s financial instruments, which are cash and cash equivalents, restricted bank deposits, loans from bank, trade receivables, other receivables, short-term debt, trade payables and other payables approximate their carrying value as of December 31, 2008 and 2007, due to their short-term nature.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

T.	Derivative financial instruments

The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds). Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in operations when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and gain and losses are recognized in operations.

U.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2008, and have not been applied in preparing these consolidated financial statements:

Revised IAS 1 Presentation of Financial Statements. The revised IAS 1 was issued in September 2007 and becomes effective for financial years beginning on or after January 1, 2009. The Standard separates owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income: it presents all items of income and expense recognized in operations, together with all other items of recognized income and expense, either in one single statement, or in two linked statements. Once implemented, the Company will present separate statements of comprehensive income and in addition statement of changes in equity.

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations arising on Liquidation, were issued in February 2008 and become effective for annual periods beginning on or after January 1, 2009. The amendment to IAS 32 requires certain puttable financial instruments and obligations arising on liquidation to be classified as equity if certain criteria are met. The amendment to IAS 1 requires disclosure of certain information relating to puttable instruments classified as equity. The Company does not expect these amendments to impact its financial statements.

Revised IFRS 2 Share-Based Payment (hereinafter – the Standard) provides that vesting conditions are conditions that determine whether the Company is receiving the services that entitle the other party to a share-based payment, and they are restricted to service and performance conditions. Non-vesting conditions will be reflected in the fair value of the share-based payment on the grant date, and after the grant date the Company shall not adjust the fair value in respect of these conditions. Furthermore, the Standard specifies the accounting treatment of non-compliance with non-vesting conditions. The Standard shall apply retroactively to annual periods beginning after January 1, 2009 and permits early adoption along with disclosure.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

U.	New standards and interpretations not yet adopted (cont’d)

In the context of the Improvements to IFRSs project, in May 2008 the IASB published and approved 35 amendments to various IFRS on a wide range of accounting issues. The amendments are divided into two parts: (1) Amendments that result in accounting changes for presentation, recognition or measurement purposes and (2) Terminology or editorial amendments that are expected to have either no or only minimal effects on accounting. Most of the amendments shall apply to periods beginning on or after January 1, 2009 and permit early adoption, subject to the specific conditions of each amendment and subject to the transitional provisions relating to a first-time adopter of IFRS.

IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the Company’s 2009 consolidated financial statements, will require the disclosure of segment information based on the internal reports regularly reviewed by the Company’s Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. It is not expected to have a material impact on the consolidated financial statements.

Amendments to IFRS 7 Improving Disclosures about Financial Instruments. The amendments requires improving disclosures regarding fair value measurements relating to financial instruments, specifically in relation to disclosures over the inputs used in valuations techniques and the uncertainty associated with such valuations. In addition, the amendments require to improve disclosures over liquidity risk. The amendments shall apply to periods beginning on or after January 1, 2009 and permit early adoption, subject to the specific conditions of each amendment and subject to the transitional provisions relating to a first-time adopter of IFRS. The adoption of these amendments is adoption of these amendments will not materially impact the financial statement amounts but might require additional disclosure.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

V.	Adoption of International Financial Reporting Standards (“IFRS”)

Reconciliation of balance sheet

		January 1, 2007			December 31, 2007
	Note	Israeli GAAP	Effect of the transition to IFRS	IFRS	Israeli GAAP	Effect of the transition to IFRS	IFRS
		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Assets
Cash and cash equivalents		3,421	-	3,421	1,520	-	1,520
Restricted bank deposits	C	967	106	1,073	1,328	106	1,434
Trade receivables		4,383	-	4,383	2,433	-	2,433
Other receivables		262	-	262	313	-	313
Inventories		2,021	-	2,021	1,322	-	1,322

Total current assets		11,054	106	11,160	6,916	106	7,022

Other non-current assets	C	1,155	(106)	1,049	2,242	(106)	2,136
Property, plant and equipment, net		801	-	801	824	-	824
Intangible assets		283	-	283	178	-	178

Total non-current assets		2,239	(106)	2,133	3,244	(106)	3,138

Total assets		13,293	-	13,293	10,160	-	10,160

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

V.	Adoption of International Financial Reporting Standards (“IFRS”) (cont’d)

Reconciliation of balance sheet (cont’d)

		January 1, 2007			December 31, 2007
	Note	Israeli GAAP	Effect of the transition to IFRS	IFRS	Israeli GAAP	Effect of the transition to IFRS	IFRS
		$ thousands	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Liabilities
Current maturities of long-term bank loans		516	-	516	-	-	-
Bank overdraft		-	-	-	466	-	466
Short-term loan from bank and others		120	-	120	620	-	620
Trade payables		1,487	-	1,487	1,922	-	1,922
Deferred revenue		2,952	-	2,952	3,591	-	3,591
Other payables	A,E	2,492	(810)	1,682	1,812	(84)	1,728
Income taxes payable	E	-	654	654	-	-	-
Provisions	A	-	156	156	-	84	84

Total current liabilities		7,567	-	7,567	8,411	-	8,411

Long-term payables in respect of income tax		154	-	154	-	-	-
Post employment long-term benefits	D	166	(111)	55	189	(151)	38

Total non-current liabilities		320	(111)	209	189	(151)	38

Total liabilities		7,887	(111)	7,776	8,600	(151)	8,449

Shareholders' equity
Share capital		25,861	-	25,861	25,861	-	25,861
Share premium	B	16,992	(38)	16,954	17,010	(56)	16,954
Accumulated deficit	F,D, B	(37,447)	149	(37,298)	(41,311)	207	(41,104)

Total shareholders' equity		5,406	111	5,517	1,560	151	1,711

Total liabilities and shareholders' equity		13,293	-	13,293	10,160	-	10,160

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

V.	Adoption of International Financial Reporting Standards (“IFRS”) (cont’d)

Adjustment of earnings

		Year ended December 31, 2007
		Israeli GAAP	Effect of the transition to IFRS	IFRS
	Note	US$ thousands (except for per share data)

Revenues:
Sales		12,547	-	12,547

Royalties and commissions		559	-	559

Total revenues		13,106	-	13,106

Cost of sales	B, D	10,719	27	10,746

Inventory write-off		699	-	699

Total cost of revenues		11,418	27	11,445

Gross profit (loss)		1,688	(27)	1,661

Operating expenses:
Research and development		959	-	959

Selling and marketing	B, D	2,232	8	2,240

General and administrative	B, D	2,343	165	2,508

Total operating expenses		5,534	173	5,707

Operating loss		(3,846)	(200)	(4,046)

Financial income		231	-	231

Financial expenses		(249)	-	(249)

Financial costs, net		(18)	-	(18)

Loss before income taxes		(3,864)	(200)	(4,064)

Income tax expense		-	-	-

Net loss for the period		(3,864)	(200)	(4,064)

Loss per share:
Basic loss per share (in US$)		(0.03)	(0.00)	(0.03)

Diluted loss per share (in US$)		(0.03)	(0.00)	(0.03)

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

V.	Adoption of International Financial Reporting Standards (“IFRS”) (cont’d)

Effects that were reflect upon the adoption of new Israeli accounting standards in 2007:

A.	In accordance with Israeli GAAP, current and non-current provisions were classified as other payables and accrued expenses according to the nature of the provision. In accordance with IFRS, provisions are presented as a separate item in liabilities. Therefore, upon applying IFRS, as of January 1, 2007 and December 31, 2007 other payables and accrued expenses decreased in the amount of $156 thousand and $84 thousand, respectively.

B.	In accordance with Israeli GAAP, expenses recognized in respect of share-based payment transactions were recorded against additional paid-in capital in the shareholders’ equity. According to IFRS 1, share-based payment granted prior to November 7, 2002 or vested until January 1, 2007 are not recorded as share-based payments under IFRS 2. Therefore, in accordance with IFRS, and on the basis of the accounting policy applied by the Company, the effect was a reclassification of additional paid-in capital to accumulated deficit. Accordingly, the balance of the additional paid-in capital decreased as of January 1, 2007 and December 31, 2007 in the amount of $38 thousand and $56 thousand, with a corresponding amount to accumulated deficit. In addition the operating loss increased for the year ended December 31, 2007 in the amount of $220 thousand.

C.	In accordance with IFRS, an asset is classified as current if it is expected to be realized in, or is held for sale or consumption in, the entity’s normal operating cycle. The Company’s operating cycle is generally 24 months. Under Israeli GAAP the reclassification between current and non-current assets did not consider the operating cycle of the Company. The effect of adoption of IFRS as of January 1, 2007 and December 31, 2007 is a reclassification of $106 thousand at both dates, from non-current bank deposits to restricted bank deposits.

D.	In accordance with Israeli GAAP, liabilities in respect of employee benefits were recognized according to the full amount of the liability as at balance sheet date using the “shut down” method without taking into consideration a discount rate, future salary raises and future termination of employment. As from the transition date, a net liability is measured in respect of employee benefits in accordance with IAS 19 on the basis of evaluations that are based, inter alia, on actuarial assumptions.

The effect of the transition to IFRS as of January 1, 2007, is a reduction in the liability against accumulated deficit in the amount of $111 thousand as a result of the adjustment in actuarial assumptions. In the year ended December 31, 2007, the Company recorded a $40 thousand reduction; the Company recognized a $21 thousand through equity and $19 thousand through profit and loss.

The Company has chosen to recognize actuarial gains and losses directly in equity in the statement of recognized income and expense in the year in which they occur in accordance with the alternatives provided in IAS 19. In the year ended December 31, 2007, the Company recognized a $21 thousand through equity.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

V.	Adoption of International Financial Reporting Standards (“IFRS”) (cont’d)

Effects that were reflect upon the adoption of new Israeli accounting standards in 2007: (cont’d)

E.	In accordance with Israeli GAAP, current taxation liabilities were presented within other liabilities. In accordance with IFRS, taxation liabilities are presented as a separate item in liabilities. Therefore, upon applying IFRS, taxation liabilities as of January 1, 2007, in the amount of $654 thousand, were reclassified from the item of other current liabilities under current liabilities to the item of current taxation liabilities under current liabilities.

F.	The effect of the aforementioned adjustments on accumulated deficit:

		December 31 2007	January 1 2007
	Note	$ thousands	$ thousands

Share based payments	B	56	38
Employee benefits	D	151	111

		207	149

Explanation of material adjustments to the statement of cash flows for the year ended December 31, 2007:

(1)	Interest received

In accordance with Israeli GAAP interest received were classified as operating cash flows. In accordance with IFRS and on the basis of the accounting policy adopted by the Company, interest received was classified as investing cash flows.

(2)	Interest paid

In accordance with Israeli GAAP, interest paid was classified as operating cash flows. In accordance with IFRS and on the basis of the accounting policy adopted by the Company, interest was classified as financing cash flows.

(3)	Exchange rate differences

In accordance with Israeli GAAP, the effects of exchange rate fluctuations on cash flows were presented as operating cash flows. In accordance with IFRS, the effects of exchange rate fluctuations on cash balances were classified as a separate item.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 3 – Cash and Cash Equivalents

	December 31
	2008	2007
	$ thousands	$ thousands

In dollars	2,265	68
In New Israel Shekels	1,461	1,086
In other foreign currencies (Euro and Singapore Dollar)	523	366

	4,249	1,520

Note 4 – Restricted Bank Deposits

The Company has several restricted bank deposits bearing interest at an annual rate of between 0.1% and 1.7%.

The restricted deposits are with certain financial institutions that have issued guarantees on behalf of the Company in favor of its customers.

Note 5 – Trade Receivables

	December 31
	2008	2007
	$ thousands	$ thousands

Open accounts	469	483
Unbilled revenue	2,643	1,658
Receivables from IAI (see Note 17A)	294	292

	3,406	2,433

*	Unbilled revenue is comprised as follows:

	December 31
	2008	2007
	$ thousands	$ thousands

Accumulated amounts recognized as revenues	29,199	22,753
Less - advances from customers and progress billing	26,556	21,095

Unbilled revenue	2,643	1,658

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 6 – Other Receivables

	December 31
	2008	2007
	$ thousands	$ thousands

Prepaid expenses	148	163
Prepaid commissions	59	111
Loans to employees	6	12
Prepaid subcontractors fee	2,109	-
Government authorities	89	13
Others	115	14

	2,526	313

Note 7 – Inventories

	December 31
	2008	2007
	$ thousands	$ thousands

Finished goods	1,270	1,270
Raw materials	52	52

	1,322	1,322

Inventories are measured at their net realizable value, and are presented net of any inventory write-offs.

Note 8 – Other Non-Current Assets

	December 31
	2008	2007
	$ thousands	$ thousands

Non-current restricted bank deposits	757	2,107
Non-current prepaid expenses	-	29

	757	2,136

The average interest rate of the non-current restricted bank deposits as of December 31, 2008 and 2007 are 1.1% and 4.2% respectively.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 9 – Property, Plant and Equipment

	Computers and electronic equipment	Manufacturing equipment	Office furniture and equipment	Leasehold improvements	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Cost
Balance as at January 1, 2007	7,104	2,001	912	274	10,291
Additions	359	-	24	-	383
Disposals	-	(256)	(11)	(7)	(274)

Balance as at December 31, 2007	7,463	1,745	925	267	10,400

Balance as at January 1, 2008	7,463	1,745	925	267	10,400
Additions	269	-	55	9	333
Disposals	(68)	-	(8)	-	(76)

Balance as at December 31, 2008	7,664	1,745	972	276	10,657

Depreciation
Balance as at January 1, 2007	6,690	1,993	608	199	9,490
Depreciation for the year	283	3	46	28	360
Disposals	-	(256)	(11)	(7)	(274)

Balance as at December 31, 2007	6,973	1,740	643	220	9,576

Balance as at January 1, 2008	6,973	1,740	643	220	9,576
Depreciation for the year	294	3	46	22	365
Disposals	(68)	-	(8)	-	(76)

Balance as at December 31, 2008	7,199	1,743	681	242	9,865

Carrying amounts
As at January 1, 2007	414	8	304	75	801

As at December 31, 2007	490	5	282	47	824

As at December 31, 2008	465	2	291	34	792

Acquisition of property, plant and equipment on credit

During the year ended December 31, 2008, the Company acquired property, plant and equipment in the amount of $42 thousand which are still not paid as of December 31, 2008.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 10 – Intangible Assets

	Capitalized development cost	Computer software	Total
	$ thousands	$ thousands	$ thousands

Cost
Balance as at January 1, 2007	292	88	380
Additions	-	27	27

Balance as at December 31, 2007	292	115	407

Balance as at January 1, 2008	292	115	407
Additions	-	89	89

Balance as at December 31, 2008	292	204	496

Accumulated amortization
Balance as at January 1, 2007	73	24	97
Amortization for the year	97	35	132

Balance as at December 31, 2007	170	59	229

Balance as at January 1, 2008	170	59	229
Amortization for the year	97	61	158

Balance as at December 31, 2008	267	120	387

Carrying amounts
As at January 1, 2007	219	64	283

As at December 31, 2007	122	56	178

As at December 31, 2008	25	84	109

Note 11 – Short-Term Loan from Bank and Others

As of December 31, 2008 and 2007, a loan in the amount of $120 thousand is outstanding, bearing no interest. The loan is payable on demand.

At December 31, 2007, the Company had an outstanding loan from the bank in the amount of $500 thousand bearing an interest of 7.45% for a period of one year. As at December 31, 2008 this loan was fully repaid.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 12 – Trade Payables

	December 31
	2008	2007
	$ thousands	$ thousands

Open accounts	2,286	1,414
Sub-contractor payables	2,567	508

	4,853	1,922

Note 13 – Deferred Revenue

	December 31
	2008	2007
	$ thousands	$ thousands

Advances from customers	34,603	18,614
Less - Cumulative amounts recognized as revenue	23,180	15,023

	11,423	3,591

Note 14 – Other Payables

	December 31
	2008	2007
	$ thousands	$ thousands

Payroll and related accruals	1,267	1,128
Government authorities	55	56
Other accrued expenses	135	544

	1,457	1,728

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Post Employment Benefits

The Company has two primary post employment benefit plans for employees:

For certain employees, all of the Company’s liability for post employment benefits is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit and loss when they are due; all of these employees are under Section 14 of the Israeli Severance Law – 1963, which limits the Company’s liability for post-employment benefits to the amounts funded with the abovementioned insurance companies or funds.

In addition, all remaining employees are under a defined benefit plan which determines the entitlements of their beneficiaries. An employee’s final benefit entitlement at regular retirement age may be higher than the fixed benefits at the balance sheet date due to future compensation or benefit increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the Defined Benefit Obligation (DBO), which is actuarially calculated with consideration for future compensation increases.

The recognized expense in the consolidated statements of operations related to the post employment plan commitments is referred to as net periodic benefit cost (NPBC) and consists of several separately calculated and presented components. NPBC is regularly comprised of the service cost, which is the actuarial net present value of the part of the DBO for the service rendered in the respective fiscal year; the interest cost for the expense derived from the addition of accrued interest on the DBO at the end of the preceding fiscal year on the basis of the identified discount rate; and the expected return on plan assets.

In the consolidated statements of operations the components of NPBC are allocated among functional costs (cost of revenues, research and development, selling and marketing and general and administrative), according to the function of the employee groups accruing benefits.

Actuarial gains and losses resulting from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized directly in equity and are presented as part of the statement of recognized income and expenses.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Post Employment Benefits (cont’d)

	December 31
	2008	2007
	$ thousands	$ thousands

Total present value of obligations	1,384	1,294
Fair value of plan assets	1,307	1,256

Recognized liability for defined benefit obligations	77	38

Presented under the following items:
Post employment benefits	77	38

	77	38

A.	Post-employment benefit plans

(1)	Movement in the present value of the defined benefit obligations

	2008	2007
	$ thousands	$ thousands

Defined benefit obligation as at January 1	1,294	993
Benefits paid	(373)	(161)
Current service costs and interest costs	318	355
Actuarial losses recognized in equity	145	107

Defined benefit obligation as at December 31	1,384	1,294

(2)	Movement in plan assets

	2008	2007
	$ thousands	$ thousands

Fair value of plan assets as at January 1	1,256	938
Contributions paid into the plan	332	315
Benefits paid by the plan	(361)	(149)
Expected return on plan assets	42	24
Actuarial gains recognized in equity	38	128

Fair value of plan assets as at December 31	1,307	1,256

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Post Employment Benefits (cont’d)

A.	Post-employment benefit plans – defined benefit plan (cont’d)

(3)	Expense recognized in operations

	Year ended December 31
	2008	2007
	$ thousands	$ thousands

Current service costs	234	293
Interest costs	84	61
Expected return on plan assets	(42)	(24)

	276	330

The expense is recognized in the following line items in the income statement:

	Year ended December 31
	2008	2007
	$ thousands	$ thousands

Cost of sales	193	288
Selling and marketing expenses	29	18
General and administrative expenses	54	24

	276	330

(4)	Actuarial gains and losses recognized directly in equity

	2008	2007
	$ thousands	$ thousands

Cumulative amount as at January 1	(21)	-
Recognized amount during the period	107	(21)

Cumulative amounts as at December 31	86	(21)

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Post Employment Benefits (cont’d)

A.	Post-employment benefit plans – defined benefit plan (cont’d)

(5)	Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2008	2007
	%	%

Discount rate as at December 31	3.4%	3.4%
Expected return on plan assets as at January 1	6%	6%
Future salary increases	2%	2%

Assumptions regarding future mortality are based on published statistics and mortality tables.

The overall expected long-term rate of return on assets is 6%.The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

B.	Post-employment benefit plans – defined contribution plan

	Year ended December 31
	2008	2007
	$ thousands	$ thousands

Amount recognized as expense in respect of defined contribution plan	277	330

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 16 – Shareholders’ Equity

A.	Reconciliation of movement in capital and reserves

	Share capital	Share premium	Accumulated deficit	Total shareholders' equity
	$ thousands	$ thousands	$ thousands	$ thousands

Balance as of
January 1, 2007	25,861	16,954	(37,299)	5,516

Total recognized
Income and expense for the year	-	-	(4,043)	(4,043)
Stock based compensation	-	-	238	238

Balance as of
January 1, 2008	25,861	16,954	(41,104)	1,711

Total recognized
Income and expense for the year	-	-	1,516	1,516
Stock based compensation	-	-	141	141
Exercise of options	30	(10)	-	20

Balance as of
December 31, 2008	25,891	16,944	(39,447)	3,388

B.	The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol BVRSF.OB.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 16 – Shareholders’ Equity (cont’d)

C.

	Issued and Outstanding
	December 31
	2008	2007

On issue at 1 January	116,860,535	116,860,535
Exercise of share options	110,000	-

On issue at 31 December	116,970,535	116,860,535

Ordinary shares of NIS 1.00 par value each

The authorized share capital of the Company as of December 31, 2008 and 2007 was NIS 400,000,000, divided into 400,000,000 shares.

D.	In December 2003, Chun Holding L.P. (“Chun”), a limited partnership, gained control of the Company by purchasing the Company’s shares through a tender offer, and through a share issuance performed on March 1, 2004 and during 2004, in which the Company completed the issuance of 66,872,669 shares, in the amount of $11.8 million, of which $9.8 million was issued in exchange for cash and $2.1 million was issued in exchange for the conversion of loans from banks and from a controlling shareholder.

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

During the third quarter of 2004, Chun exercised 17,666,667 options into shares for the amount of $3,180 thousand. As of December 31, 2007 there were 22,333,333 options outstanding which expired in March 2008.

E.	On March 21, 2006, the Company issued to a group of new investors 20,000,000 ordinary shares for a total consideration of $3.6 million, together with three separate warrants for the purchase of 6,000,000 ordinary shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions. These options expired in March 2009.

F.	On January 1, 2006, the Company signed an addendum to the agreement signed with Electra Real-Estate Ltd. (“Electra”) during August 1999. According to the addendum, the Company issued to Electra 1,000,000 ordinary shares of the Company in consideration for part of the lease payments for the premises occupied by the Company.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 16 – Shareholders’ Equity (cont’d)

G.	Share-based compensation

1.	In August 2001, the Board of Directors of the Company approved an option plan to grant options for the purchase of up to 707,900 ordinary shares to the Company’s employees, directors and subcontractors. Each option is exercisable into one ordinary share of the Company at exercise prices of $0.90 – $2.69, equal to the market price of the share on the date of issuance.

The aforesaid options are exercisable in two increments, one third after one year from the date of issuance and two thirds after two years from the date of issuance. The options expire after three years from the vesting date of each increment. As of December 31, 2007 there were 4,000 options outstanding which expired in May 2008. No other options are available for additional grants under this plan.

2.	In 2004, the Company granted Aviv Tzidon, the Chairman of the Board of Directors, an option to purchase 9,000,000 ordinary shares of the Company, vesting in five equal increments subject to his serving as an active Chairman of the Board of Directors .One fifth of the options will vest upon the completion of each full year of service, which commenced on November 24, 2003. The exercise price per share shall be $0.18. The options expire after three years from the vesting date of each installment. As of December 31, 2008, 3,600,000 options had expired and there are 5,400,000 options outstanding and exercisable.

At the same date, the Company also granted to each of the Company’s directors (not including Aviv Tzidon), options to purchase 72,000 shares of the Company (total of 648,000 shares), at an exercise of $0.18 per share. The options were subject to the completion of a full year of service. As of December 31, 2007, there were 576,000 options outstanding and exercisable, after the cancellation of 72,000 options of one director who did not complete a full year of service. In March 2008 all the options expired.

3.	In January 2004, the Company’s Board of Directors approved the grant of up to 5,000,000 options to the Company’s employees and service providers. In 2006, the Company’s Board of Directors approved an increase to 5,200,000 options in the total option program. Each option is exercisable into one ordinary share of the Company. As of December 31, 2008, there are 3,566,200 employee options outstanding and there are 1,206,000 options outstanding for service providers, 2,246,200 and 594,000 of which are exercisable for employees and service providers, respectively. The options are exercisable at prices of $0.145 to $0.65 per share, and are exercisable in five equal increments commencing one year after their issuance. The options expire after three years from the vesting date of each increment.

The cost of the benefit inherent in the options based on the fair value on the day of their grant in accordance with the provisions of IFRS2 Share Based Payment amounted to approximately $81 thousand and $23 thousand for 2008 and 2007, respectively. This amount will be recognized as an expense over the vesting period of each portion. An expense in the amount of $141 thousand and $238 thousand was recorded in the year ended December 31, 2008 and 2007, respectively.

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 16 – Shareholders’ Equity (cont’d)

G.	Share-based compensation (cont’d)

4.	Option plan information

a.	A summary of the status of the Company’s stock option plans as of December 31, 2008 and 2007 and changes during the years then ended, is as follows:

	As of December 31,
	2008		2007
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)

Options outstanding at the
beginning of the year	12,695,200	0.19	14,596,600	0.19
Granted	1,140,000	0.18	260,000	0.20
Exercised	(110,000)	0.18	-	-
Forfeited	(252,000)	0.18	(161,400)	0.56
Expired	(3,301,000)	0.19	(2,000,000)	0.18

Outstanding at the end of
the year	10,172,200	0.18	12,695,200	0.19

Options exercisable at the
end of the year	8,240,200	0.18	8,939,200	0.18

The options outstanding at December 31, 2008 and 2007 have an exercise price in the range of $ 0.145 to $ 0.65 and contractual life in the range of 0.17 to 7.41 years.

The share price at the date of exercise for share options exercised in 2008 was$ 0.17.

b.	The following table summarizes information relating to stock options at December 31, 2008:

	Number of Options
	Outstanding	Exercisable

Exercise price ($)

0.2	170,000	42,000
0.19	50,000	10,000
0.65	64,000	48,000
0.55	24,000	18,000
0.23	120,000	54,000
0.185	184,000	94,000
0.18	9,445,000	7,891,000
0.17	91,200	67,200
0.145	24,000	16,000

	10,172,200	8,240,200

B.V.R. Systems (1998) Ltd.
and Subsidiary

Notes to the Consolidated Financial Statements

Note 16 – Shareholders’ Equity (cont’d)

G.	Share-based compensation (cont’d)

c.	Outstanding options as of December 31, 2008 may be exercised as follows:

	Number of options	Weighted average exercise price ($)

Immediately	8,240,200	0.18
First year	776,000	0.19
Second year or thereafter	1,156,000	0.18

	10,172,200	0.18

d.	The fair value of the options granted and accounted for under IFRS No. 2 was calculated on the basis of the Black & Scholes model for the pricing of options. The parameters that were used in order to implement the model are as follows:

	Option grant date
	May 2008	November 2007	May 2007	August 2006	June 2006	March 2006

Share price (in $)	0.18	0.17	0.2	0.185	0.23	0.19
Exercise price
(in $)	0.18	0.17	0.22	0.185	0.23	0.19
Expected
volatility	55.33%	63.88%	85.82%	125.29%	123.58%	146.63%
Life of options
(in years)	2-4	2-4	2-4	2-4	2-4	2-4
Risk-free
interestInterest rate	2.7%	4.82%	4.82%	4.93%	5%	4.99%
Rate of
anticipated
dividends	0	0	0	0	0	0

The expected volatility was determined on the basis of the historical volatility in the Company’s share prices.

The life of the option warrants was determined on the basis of management’s estimate of the period the employees will hold the options, taking into consideration their position with the Company and the Company’s experience regarding the turnover of employees.

The risk-free interest rate was determined on the basis of the yield to maturity of $-denominated Government debentures with a remaining life equal to the anticipated life of the option warrants.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 17 – Commitments and Contingent Liabilities

A.	Cooperation agreement

The predecessor of the Company developed, manufactured and marketed the “Ehud”system pursuant to a joint venture agreement entered into in 1992 with the MLM division of Israel Aircraft Industries Ltd. (the “IAI Agreement”). Pursuant to the IAI Agreement, the predecessor and IAI agreed to jointly develop, manufacture and market the “Ehud”, with IAI subcontracting certain of the manufacturing and integration work with respect to the “Ehud” product to the predecessor. The Company and IAI currently operate in accordance with an amendment to the IAI agreement executed in August 2005 that amended a prior agreement entered into in 1999.

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

During the years ended December 31, 2008 and 2007, the Company recognized royalty revenue from IAI in the amount of $ 1.6 and $0.3 million, respectively. Furthermore, the Company recorded royalty fees to IAI in the amount of $0.6 and 0.3 million for the years ended December 31, 2008 and 2007, respectively.

B.	Lease commitments

The premises occupied by the Company are rented under various operating leases expiring at the end of September 2009. On November 6, 2008 and on September 28, 2008 the Company signed extensions to two of its operating leases that will expire at the end of September 2014 and at end of September 2011, respectively. The future minimum annual rental payments as of December 31, 2008 are as follows:

Year ending December 31,	$ thousand

2009	493
2010	378
2011-2014	1,183

2,054

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 17 – Commitments and Contingent Liabilities (cont’d)

C.	Liabilities and guarantees

1.	In order to provide security for the credit received from banks and for the bank guarantees provided in favor of the Company, the Company registered first degree fixed and floating liens on monetary deposits, a floating lien on all its property, assets and related insurance benefits and a floating lien on its unpaid share capital, its goodwill and its plant, assets and rights.

2.	On certain occasions the Company deposits cash and cash equivalents (including the insurance rights attached thereto) with certain financial institutions that have issued guarantees on behalf of the Company in favor of its customers. At December 31, 2008, there are $9,008 thousand in current and non-current restricted bank deposits (as of December 31, 2007 – $3,541 thousand current and non-current restricted bank deposits).

3.	Guarantees issued by banks in favor of the Company are as follows:

	December 31
	2008	2007
	$ thousands	$ thousands

Performance guarantees	5,984	3,118

Advance payment guarantees	35,505	15,035

Other bank guarantees	321	571

The expiration dates of the guarantees are through October 31, 2013. Bank charge guarantees are recorded as financial expenses, during the life guarantee.

4.	The Company started during 2008 the development of a personal location tracking and monitoring solution for firefighters and other first responder personnel. The product, named First responders Independent Navigation Device, or FIND, aims to develop a way to track emergency workers on a given site without GPS receiving capabilities. The Company developing FIND together with the US based precision motion technology developer InterSense Inc. of Bedford, MA and the activity is partially funded by the Binational Industrial Research and Development Foundation (BIRD), which supports development cooperation between US and Israeli companies. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company’s total obligation for royalties, net of royalties paid or accrued, totaled approximately $65 thousands as of December 31, 2008.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 17 – Commitments and Contingent Liabilities (cont’d)

D.	In November 2006, the Board of Directors approved a new service agreement signed with Wise, a company under control of Aviv Tzidon’s brother, effective as of January 1, 2007. According to the agreement, Wise will provide marketing and support services in Singapore in exchange for a gross monthly fee of $3,500 for marketing services and a gross monthly fee of $3,500 for support services. In the event that, during the term of the new agreement, the Company receives a purchase order for its products or services based on the marketing services, Wise shall be entitled to a commission as follows: (a) on the first $1,000,000 received from a purchase order – a commission equal to 3%; (b) on amounts between $1,000,000 and up to $3,000,000 – a commission equal to 2%; (c) on amounts over $3,000,000 – a commission equal to 1%.

The new agreement is for a period of two years from the effective date. As of April 19, 2009 this agreement was renewed for an additional period of two years, retroactively from January 1, 2009 until December 31, 2010

E.	Derivative financial instruments

From time to time, the Company enters into foreign currency future contracts and put and call options contracts to reduce the impact of fluctuations of certain currencies against the dollar resulting primarily from firm commitments not denominated in dollars.

The derivative financial instruments of the Company as of December 31, 2008 are as follows:

	Currency receivable	Currency payable	Date of expiration/ maturity/ sale	Amounts receivable	Amounts payable	Fair value	Book value
				$ thousands	$ thousands	$ thousands	$ thousands

Future currency contract	NIS	Dollar	15/1/09	258,753	250,000	8,753	8,753
Future currency contract	NIS	Dollar	12/2/09	264,277	250,000	14,277	14,277
Future currency contract	NIS	Dollar	29/1/09	257,260	250,000	7,260	7,260

Note 18 – Income Taxes

A.	Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Israeli Income Tax (Inflationary Adjustments) Law, 1985 (see Note 18C), the right to claim public issuance expenses and amortization of patents and other intangible property rights as a deduction for tax purposes.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 18 – Income Taxes (cont’d)

B.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (“the Law”)

Pursuant to the Law, the Company was awarded “Approved Enterprise” status under the government alternative benefits track. The main benefits to which the Parent is entitled is a full exemption on its taxable income arising from two Approved Enterprise plans for a period of two years and a reduced tax rate of 25% for an additional five years from the date on which the investments are significantly completed and the Parent has taxable income as defined by the Law.

In 1998, the Company applied for approval of the expansion of its facilities in Rosh Ha’ayin (“the second plan”).

In addition, in 2001 the Company filed a request for an additional new plan to expand its production facilities in Rosh Ha’ayin (“the third plan”). The request was approved in 2002.

The benefits, to which the Company is entitled will be granted on the proportionate part of the income deriving from a future increase in its income in excess of the base turnover which is not entitled to benefits. The utilization of the seven years of benefits for the second and third plans is limited to 2012 and 2016, respectively.

As of December 31, 2008, due to accumulated tax losses, the Company had not yet utilized the tax benefits provided in the second and third plans.

If the retained tax-exempt income is distributed in a manner other than the complete liquidation of the Parent, it would be taxed at the corporate tax rate applicable to such profits as if the Parent had not chosen the alternative tax benefits (currently – 25% after the amendment to reduce tax rates described in D below). As of December 31, 2008, the Company has accumulated losses (see Note 18I).

The Parent’s Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to the Parent’s “Approved Enterprise”.

The aforementioned benefits are conditional upon compliance with the terms and regulations as prescribed by law, and the approvals according to which the investments were carried out. Non-compliance with the terms may result in the cancellation of the benefits, in whole, or in part, and the refund of the benefit amounts in addition to accrued interest.

As of December 31, 2008, the Company ‘s management is of the opinion that it is in compliance with all of the aforementioned terms.

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

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 18 – Income Taxes (cont’d)

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

The Company’s subsidiary in Singapore is taxed under the tax laws in force in that country.

F.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers projected taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the tax code. Based on the level of historical taxable losses, management can not determine whether it is likely that they will be able to use the tax asset of the company net operating loss carry forwards in the future.

G.	A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

	Year ended December 31
	2008	2007
	$ thousands	$ thousands

Profit (loss) before taxes on income	1,623	(4,064)

Statutory tax rate in Israel	27%	29%

Theoretical tax cost (benefit)	438	(1,179)
Losses, deductions and expenses in respect of
which deferred tax assets were not recorded	(499)	1,129
Non-deductible expenses	61	50

Actual tax expense	-	-

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 18 – Income Taxes (cont’d)

H.	Income tax assessments

Final tax assessment has been received by the Company up to and including 2004.

I.	Net operating loss carry forwards

Net operating loss carry forwards of the Company as of December 31, 2008, totaled approximately $56 million. The net operating loss carry forwards have no expiration date.

Note 19 – Supplementary Statement of Operation Information

A.	Summary information about geographical areas:

Total revenues are attributed to geographic areas based on the location of the customers.

	Year ended December 31
	2008	2007
	$ thousands	$ thousands

Total revenues from:
Israel	438	398
Far East	28,241	5,926
Europe	1,609	5,120
Africa	140	-
South America	1,138	1,662

Total revenues	31,566	13,106

B.	Major customers’ data as a percentage of the total revenues:

	Year ended December 31
	2008	2007
	$ thousands	$ thousands

Customer A	*	21%
Customer B	44%	32%
Customer C	10%	*
Customer D	34%	*
Customer E	*	13%

	88%	66%

* Less than 10%

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 19 – Supplementary Statement of Operation Information (cont’d)

C.	Cost of revenues

	Year ended December 31
	2008	2007
	$ thousands	$ thousands

Raw materials and components	2,521	1,513
Salaries, wages and employees' benefits	6,350	4,055
Subcontractors	10,168	2,006
Agents fees	1,342	848
Depreciation and amortization	388	368
Other manufacturing costs	2,513	1,956
Inventory write-off	-	699

	23,282	11,445

D.	Financial expenses, net

	Year ended December 31
	2008	2007
	$ thousands	$ thousands

Financial income:
Interest on short-term deposits	173	160
Changes in respect of foreign exchange differences	-	12
Other	46	59

	219	231

Financial expenses:
Bank charges and interest on long-term loan	571	225
Changes in respect of foreign exchange differences	26	-
Other	169	24

	766	249

Total financial expenses, net	(547)	(18)

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 20 – Related Parties

A.	Balance sheet

	December 31
	2008	2007
	$ thousands	$ thousands

Chairman of board of directors	13	-

B.	Key management personnel compensation (including directors)

The chairman of the board of directors of Aviv Tzidon, who is considered key management of the company, participates in the Company’s share option program.

	December 31
	2008	2007
	$ thousands	$ thousands

Share-based payments	53	126

C.	Agreement with Eyepoint Ltd.

On March 1, 2004, the Company entered into a consulting agreement with an Israeli company wholly owned by Dekel Tzidon, brother of Aviv Tzidon, the Chairman of our Board of Directors. Pursuant to this consulting agreement, Dekel Tzidon continues to serve as the Company’s Vice President of Research & Development and Chief Technological Officer. The terms of this agreement were approved by the Company’s Audit Committee in July 2004. In 2008, Eyepoint Ltd. provided the Company with consulting services in the amount of USD 173 thousands. The agreement is renewed every year.

D.	Agreement with Consult Wise Pte Ltd.

On January 1, 2004, the Company entered into an agreement with Consult Wise Pte Ltd., a Singaporean company. Maayan Tzidon, the brother of Aviv Tzidon, the Chairman of our Board of Directors, holds 50% of the issued and outstanding shares of Consult Wise. Pursuant to this agreement, the Company agreed to pay Consult Wise $3,000 per month for the provision of its marketing services of our products and services in Korea and Singapore, for a period of three years commencing January 1, 2004. In lieu of cash, the Company agreed to pay the monthly fee in the Company Ordinary Shares based on a per share price of $0.18. In order to facilitate the payment of shares, a trustee was issued 600,000 of the Company Ordinary Shares and was instructed to release 16,667 of our Ordinary Shares to Consult Wise each month during the term of the agreement.

On January 1, 2007, following the expiration of the above agreement, the Company entered into a new agreement with Consult Wise Pte Ltd. Pursuant to this agreement, the Company agreed to pay Consult Wise $3,500 per month for the provision of its marketing services and $3,500 per month for supporting the Company operating programs in Singapore; furthermore, Consult Wise is entitled to commissions on purchase orders issued by customers introduced to the Company pursuant to its marketing services.

During the years 2008 and 2007, Consult Wise Pte Ltd. provided the Company with consulting services in the amount of $261 thousands and $234 thousands respectively.

As of April 19, 2009 this agreement was renewed for an additional period of two years, retroactively from January 1, 2009 until December 31, 2010

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 21 – Financial Instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31
	2008	2007
	$ thousands	$ thousands

Cash and cash equivalents	4,249	1,520
Restricted bank deposits	8,251	1,434
Trade receivables including long-term amounts	3,406	2,433
Other receivables	197	31
Other non-current assets	757	2,107
Forward exchange contract	30	5

	16,890	7,530

Impairment losses

The aging of trade receivables including long term amounts at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2008		2007
	$ thousands	$ thousands	$ thousands	$ thousands

Not past due	2,806	-	1,821	-
Past due less than six months	600	-	612	-
Past due more than six months and
less than one year	-	-	-	-

	3,406	-	2,433	-

The allowance accounts in respect of trade receivables are used to record impairment losses unless the Company is satisfied that no recovery of the amount owing is possible.

At that point there is no amount considered irrecoverable that was written off against the trade receivable directly.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 21 – Financial Instruments (cont’d)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2008

	Carrying amount	Contractual Cash flows	1st year
	$ thousands

Short-term loans from bank and others	120	120	120
Trade payables	4,853	4,853	4,853
Other payables	941	941	941

	5,914	5,914	5,914

December 31, 2007

	Carrying amount	Contractual Cash flows	1st year
	$ thousands

Bank overdraft	466	466	466
Short-term loans from bank and others	620	620	620
Trade payables	1,922	1,922	1,922
Other payables	737	737	737

	3,745	3,745	3,745

Currency risk

	December 31, 2008		December 31, 2007
	NIS	Other currencies (mainly Euro)	NIS	Other currencies (mainly Euro)
	$ thousands		$ thousands

Cash and cash equivalents	1,461	524	1,085	367
Trade receivables	74	450	339	393
Other receivables	140	11	1,456	767
Trade payables	1,633	45	1,062	44
Other payables	1,377	11	1,572	11

The Company's exposure to foreign currency risk was as follows based on notional amounts:

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 21 – Financial Instruments (cont’d)

Currency risk (cont’d)

Following is data regarding currency exchange rates to the USD:

	Reporting date spot rate
	December 31 2008	December 31 2007
	$ thousands

NIS	0.2630	0.2600
EURO	1.3933	1.4715

Change in % :

Exchange rate of NIS in US$	1.1%	9%
Exchange rate of EURO in US$	(5.6)%	10.5%

Sensitivity analysis

A change of the NIS as at December 31, 2008 and 2007 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2007.

	Change	Equity	Net income
		$ thousands	$ thousands

December 31, 2008
Increase in the NIS of	2.0%	(17)	(17)
Increase in the NIS of	1.0%	(9)	(9)
Decrease in the NIS of	(1.0)%	9	9
Decrease in the NIS of	(2.0)%	18	18

December 31, 2007
Increase in the NIS of	2.0%	(6)	(6)
Increase in the NIS of	1.0%	(3)	(3)
Decrease in the NIS of	(1.0)%	3	3
Decrease in the NIS of	(2.0)%	6	6

Fair Values

Fair values versus carrying amounts

The carrying amounts of the financial assets and liabilities, including cash and cash equivalents, restricted bank deposits, trade receivables, other receivables, other non-current assets, short-term loans, trade payables and other payables are same or proximate to their fair value.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 22 – Financial Risk Management

The Company is exposed to credit, liquidity and market risks as part of its normal course of business. The Company’s risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Company uses derivative instruments in order to partially hedge its exposure to foreign currency exchange rate and interest rate fluctuations.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and extreme conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company’s policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the balance sheet. Financial instruments that could potentially subject the Company to credit risks consist primarily of trade receivables. Credit risk with respect to these receivables is limited due to the composition of the subscriber base, which includes a large number of individuals and businesses

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk

The Company is exposed to fluctuations in the interest rate.

Currency risk

The Company’s operating income and cash flows are exposed to currency risk, mainly due to handset and network related acquisitions and its roaming activity. The Company also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily NIS and Euro. As part of its risk management policy the Company uses forward contracts to partially hedge the exposure to fluctuations in foreign exchange rates.

B.V.R. Systems (1998) Ltd. and Subsidiary

Notes to Consolidated Financial Statements

Note 23 – Subsequent Events

A.	In January 2009, the Company entered into a license agreement with a major European defense company (Customer) pursuant to which the Company granted the Customer a worldwide, non exclusive license to for the Company’s Embedded Virtual Avionics (EVA) patents. In addition to this agreement, the Company and the Customer will further evaluate joint business opportunities in the area of live and virtual training. The contract price is approximately $2.9 million, and is payable in accordance with a predetermined payment schedule during the following two years. As of the date of signing these financial statements, the Company has received approximately $0.7 million under this contract.

B.	On March 3, 2009, the Company entered into an Agreement in Principle with Milestones Upgrading & Industries Company Ltd. (” The investor”) for the investment of $3 million in the share capital of the Company, at a price per share of $0.156, and the grant of a convertible loan of $2 million. Pursuant to the execution of this Agreement in Principle, the investor provided the Company with a loan in the amount of $1.5 million, which was to be considered part of the $2 million loan amount to be granted under the definitive agreements.

In May 2009, the investor informed the Company that it has encountered technical difficulties that may come in the way of moving forward with its investment in the Company and requested an extension of the negotiation period detailed in the Agreement in Principle entered into in March 2009, in order to ascertain if it is able to resolve those difficulties. In a letter sent by the Company in May 2009, through its legal counsel, to the investor, the Company advised the investor that as the investor completed its due diligence review, did not provide any comments to the Company, and as the parties reached a form of a definitive agreement acceptable to both parties it is of the position that a binding agreement was entered into between the parties. The investor responded to the letter in May 2009, through its legal counsel, disclaiming the Company’s claims. In view of this information the company is considering its further actions.

C.	In May 28, 2009, the Company entered into an agreement with Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd., or collectively Golan Investments, to provide to the Company $3.5 million by means of a debenture, of which $2 million was provided to the Company on May 31, 2009 and the balance of $1.5 million will be provided on June 21, 2009. Under the agreement Golan Investments also receives a warrant to purchase 3 million ordinary shares of the Company at an exercise price of $0.18, which is exercisable for a period of five years. The debenture is due twelve months from the issue date in the amount of $3.85 million. The agreement further provides that the debenture will be due upon the occurrence of a merger or acquisition transaction of the Company in the amount of $4.55 million during the first twelve month period after the date of the agreement.

It was further agreed that if the Company shall not repay the debenture 12 months from the date of its provision then (a) as of the commencement of the second year the debenture shall bear a return rate of 15% per annum; (b) upon a merger or acquisition transaction of the Company during the second year as of the provision of the debenture the Company shall repay to Golan Investments an amount of $5,600,000; and (c) the Company shall issue to Golan Investments additional warrants to purchase 6,000,000 Ordinary Shares, at an exercise price per share of $0.18, exercisable for a period of four years commencing as of the date of entitlement.