Form 20-F
period 2009-12-31
R.V.B. Holdings Ltd
filed 2010-06-29
CIK 1064411

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . .

Commission file number:  0-29884

R.V.B. HOLDINGS LTD
 (Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Israel
(Jurisdiction of incorporation or organization)

c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, 67021, Israel
(Address of principal executive offices)

Aviv Tzidon
Chief Executive Officer
+972 (3) 608-7842
+972-3-608-7713
c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, 67021, Israel
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

117,970,535 Ordinary Shares, par value NIS 0.01 per share
(As of December 31, 2009)

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

Yes ☒   No ☐

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, Registration Nos. 333-125879 and 333-140937.

INTRODUCTION

R.V.B. Holdings Ltd, (RVB) (formerly B.V.R. Systems (1998) Ltd.), is an Israeli company that was formed in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. RVB (then, BVR) commenced operations as an independent company effective as of January 1, 1998. In November, 2009, RVB sold substantially all of its assets and liabilities, including the brand name "B.V.R.", to Elbit Systems Ltd. ("Elbit") and, subsequent to the sale, in January 2010 changed its name to R.V.B. Holdings Ltd.  RVB is controlled by Chun Holdings LP.

The following is the annual report on Form 20-F for the fiscal year ended December 31, 2009 of R.V.B. Holdings Ltd. The terms “we”, “us”, “our”, “the Company” and “RVB”, as used in this annual report,  mean R.V.B. Holdings Ltd, (formerly B.V.R. Systems (1998) Ltd.) unless otherwise indicated.

All references herein to “dollars” or “$” are to United States Dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

FORWARD LOOKING STATEMENTS

In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements discussed in "Item 3.D. Risk Factors" and elsewhere in this report contain forward-looking statements. Statements that use the terms “believe”, “anticipate”, “expect”, “plan”, “intend”, “estimate”, “project” and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections with respect to:

●	our ability to identify, evaluate and consummate suitable business opportunities and strategic alternatives;

●            the price and market liquidity of our ordinary shares;

●
the fact that, in the future, we may be deemed to be an "investment company" under the Investment Company Act of 1940 under certain circumstances (including as a result of the investment of assets following the sale of our business), and/or the risk that, in the future, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an "investment company";

●
the fact that, in the future, we may be deemed to be an "investment company" under the Investment Company Act of 1940 under certain circumstances (including as a result of the investment of assets following the sale of our business), and/or the risk that, in the future, we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an "investment company";

●            our plans with respect to the management of our financial and other assets;

●            our exposure to indemnity claims from Elbit following the sale of our business; and

●            the possibility of future litigation.

ii

Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report under "Item 3.D. Risk Factors," "Item 5. Operating and Financial Review and Prospects" and elsewhere in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission (the "SEC").

To the extent that this annual report contains forward-looking statements (as distinct from historical information), we desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are therefore including this statement for the express purpose of availing ourselves of the protections of the safe harbor with respect to all forward-looking statements.

PART 1

ITEM 1.                     Identity of Directors, Senior Management and Advisors

    Not applicable.

ITEM 2.                     Offer Statistics and Expected Timetable

    Not applicable.

ITEM 3.                     Key Information

A.           Selected Consolidated Financial Data

You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

The selected data presented below under the captions “Statement of Operations Data,” and “Statements of Financial Position Data” as of and for each of the years in the five-year period ended December 31, 2009, are derived from the audited consolidated financial statements of RVB Holding Ltd. The consolidated financial statements as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements, the related notes. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board (IFRS).

In November, 2009 we sold our business to Elbit Systems Ltd. (Elbit) pursuant to an asset purchase agreement executed on July 19, 2009 (the "Asset Purchase Agreement"), as more fully described below under Item 10.C. "Material Contracts." The sale of our business to Elbit was completed on November 19, 2009 (the "Elbit Transaction"). As, to date, we have not initiated or purchased an operating business since the sale of our business to Elbit, the results of operations relating to the business sold, continue to be reported in our consolidated financial statements in full detail, rather than reported as discontinued operations in accordance with IFRS 5, " Non-current Assets Held for Sale and Discontinued Operations." see Note 1 to our consolidated financial statements included in this annual report.  In addition, as part of the Elbit Transaction, we sold our holdings in our wholly owned subsidiary, BVR S Pacific PTE to Elbit.

You should read the selected consolidated financial data together with the section entitled “Item 5. Operating and Financial Review and Prospects” and our Consolidated Financial Statements included elsewhere in this annual report.

	Year ended December 31
	2006	2005
	(In thousands)
Statement of Operations Data:
In accordance with Israeli GAAP
Revenues	$10,103	$19,196
Cost of revenues	(7,866)	(14,806)
Gross profit	2,237	4,390
Operating expenses:
Research and development	615	614
Selling and marketing	1,430	1,356
General and administrative	2,155	2,117
Total operating expenses	4,200	4,087
Operating profit (loss)	(1,963)	303
Financial expenses, net	(185)	(187)
Other expenses, net	-	(2)
Profit (loss) before taxes on income	(2,148)	114
Income tax expense	(75)	-
Net profit (loss) for the year	(2,223)	114
Basic and diluted earnings (loss) per share	(0.02)	0.00
Weighted- average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of the basic and diluted earnings (loss) per share	112,361	95,528

	Year ended December 31
	2006	2005
	(In thousands)
Reconciliation to U.S. GAAP:
Net profit (loss) under Israeli GAAP	(2,223)	$114

Reversal of restatement entry in according with Israeli GAAP (Standard No.24) (Not in accordance with US GAAP)	-	7
Stock-based compensation expenses to service providers under the fair value based method	-	(14)
Compensation expense for all stock-based awards using the modified prospective method	(596)	-
Profit (loss) under U.S. GAAP	(2,819)	107
Basic and diluted net profit (loss) per share under U.S. GAAP	(0.03)	0.00
Weighted average number of ordinary shares outstanding (in thousands) used in basic profit (loss) per share calculation according to U.S. GAAP	112,361	95,528
Weighted average number of ordinary shares outstanding (in thousands) used in diluted profit (loss) per share calculation according to U.S. GAAP	112,361	96,921

	Year ended December 31
	2009	2008	2007
	(In thousands)
Statement of Operations Data:
Revenues	$37,113	$31,566	$13,106
Cost of revenues	(28,293)	(23,282)	(10,746)
Inventory write off	-	-	(699)
Gross profit	8,820	8,284	1,661
Operating expenses:
Research and development	1,499	1,213	959
Selling and marketing	1,852	2,128	2,240
General and administrative	4,041	2,773	2,508
Total operating expenses	7,392	6,114	5,707
Other income (Elbit transaction)	30,206	-	-
Operating profit (loss)	31,634	2,170	(4,046)
Financial income	28	219	231
Financial expenses	(2,255)	(766)	(249)
Financial expenses, net	(2,227)	(547)	(18)
Profit (loss) before taxes on income	29,407	1,623	(4,064)
Income tax expense	-	-	-
Net profit (loss) for the year	29,407	1,623	(4,064)
Earnings (loss) per share:
Basic earnings (loss) per share (in $)	0.25	0.01	(0.03)
Diluted earnings (loss) per share (in $)	0.25	0.01	(0.03)
Weighted- average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of the basic earnings (loss) per share	117,069	116,952	116,861
Weighted- average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of diluted earnings (loss) per share	117,098	116,958	116,861

	Year ended December 31
	2006	2005
	(In thousands)
Consolidated Statement of Position Data:
In accordance with Israeli GAAP
Cash and cash equivalents	$3,421	$3,057
Total assets	13,293	10,111
Short-term bank credit and loans	636	637
Share capital	25,861	21,306
Shareholders' equity	5,406	3,777
U.S. GAAP:
Total assets	14,604	11,244
Shareholders' equity	$5,406	$3,777

	Year ended December 31
	2009	2008	2007
	(In thousands)
Consolidated statement of position:
Cash and cash equivalents	$29,886	$4,249	$1,520
Total assets	35,585	21,412	10,160
Short-term bank credit and loans	120	120	1,086
Share capital	26,157	25,891	25,861
Shareholders' equity	33,142	3,388	1,711

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS to the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
May 2010	0.269	0.258
April 2010	0.272	0.267
March 2010	0.269	0.263
February 2010	0.270	0.263
January 2010	0.273	0.265
December 2009	0.265	0.262
November 2009	0.267	0.261
October 2009	0.271	0.265

The following table shows, for each of the months indicated, the high and low exchange rates between the EURO to the U.S. dollar, expressed as U.S. dollar per EURO and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (EURO)	Low (EURO)
May 2010	1.331	1.220
April 2010	1.362	1.320
March 2010	1.378	1.335
February 2010	1.401	1.349
January 2010	1.457	1.398
December 2009	1.512	1.425
November 2009	1.507	1.466
October 2009	1.505	1.453

The following table shows, for periods indicated, the average exchange rate between the NIS and EURO to the U.S. dollar, expressed as U.S. dollar per NIS and EURO respectively, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (EURO)	Average (NIS)

2009	1.392	0.255
2008	1.466	0.279
2007	1.369	0.243
2006	1.255	0.224
2005	1.244	0.223

On May 31, 2010 the daily representative rate of exchange between the NIS and EURO to the U.S. dollar as published by the Bank of Israel was NIS 3.829 EURO 0.8050 respectively to  $1.00.

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.           Risk Factors

Investing in our securities involves significant risk.  You should carefully consider the risks described below as well as the other information contained in this annual report before making an investment decision.  Any of the following risks could materially adversely affect our business, financial condition, results of operations and cash flows. In such case, you may lose all or part of your original investment.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or results of operations.

Risks Related to our Business

We sold our business and currently conduct no business activities.  We may not be successful in identifying and evaluating suitable business opportunities or in consummating a business combination.

In November, 2009, we sold our advanced defense training and simulation systems business, through the sale of substantially all of our assets and liabilities relating to such business, to Elbit. Since the sale to Elbit, our assets consist mainly of the cash consideration that we received from Elbit. Since the consummation of the sale of our business, we have concentrated on activities relating to the investment of our funds and the remaining aspects relating to the transfer of the business to Elbit, as well as pursuing our current plan of operation, which is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business or otherwise. Other than activities relating to the transfer of our business to Elbit, attempting to locate business opportunities and activities relating to the investment of our funds, we do not currently conduct any operations.

We do not have an agreement or understanding with any third party with respect to the future operations of the Company. We make no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating a business combination. We expect to incur expenses in connection with this identification and evaluation process, whether or not such process results in an investment of our funds. While we are actively exploring strategic transactions and opportunities, we have not targeted any particular industry or specific business within an industry in which to pursue such opportunities. We may enter into a business combination with a business entity having no significant operating history or other negative characteristics such as having limited earnings or no potential for immediate earnings, limited assets and negative net worth. We may also pursue a business combination that will not necessarily provide us with significant financial benefits in the short or long term. In the event that we complete a business combination, the success of our operations will be dependent upon the performance of management of the target company, our ability to retain management and numerous other factors, some of which are beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all.

We are exposed to potential liabilities in connection with the sale of our business to Elbit.

In connection with the sale of our business to Elbit, we agreed to indemnify Elbit and their respective officers, directors, employees and affiliates, for certain breaches of the Asset Purchase Agreement (or APA), including, among others, any breach or inaccuracy of our representations and warranties, which survive until May 19, 2011 or eighteen (18) months following the closing date of the APA, and any liabilities that were not assumed by Elbit. Our potential liability related to our representations and warranties is generally limited to $1.5 million for which we pledged a $1.5 million cash deposit in favor of Elbit, pursuant to a pledge agreement entered into between us and Elbit in connection with the APA. Our indemnification liability pursuant to the APA is generally limited to a minimum claim amount and a maximum liability equal to the base purchase price under the APA. A claim against us could result in substantial cost which would have a negative impact on our financial condition.

Even if we identify an entity with whom we believe that it would be beneficial to our shareholders for us to enter into a business combination, due to competition from other entities, we may not succeed in consummating a business combination that will be beneficial to our shareholders.

We expect to encounter competition from entities having a business objective similar to ours, including venture capital funds, private equity funds, special purpose acquisition companies, operating businesses competing for acquisitions, and blank check companies, especially as the prices of potential targets decrease due to the current global financial crisis. Many of these potential acquirers are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Such entities may possess greater technical, human and other resources than we do and our financial resources may be relatively limited as compared to those of many of these competitors.

The current general economic and business condition around the world and any subsequent economic downturn may adversely affect our ability to consummate a business combination, the prospects of any business we may acquire and the trading price of our ordinary shares.

During the past two years, and particularly since September 2008, due to the severity of the crisis affecting financial institutions in the United States and in Europe, the rising costs of various commodities, the lack of growth and economic development in the United States and the developing recession, the general economic and business condition in many countries around the world has worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the spending habits of consumers, and the ability to procure financing. Although this current crisis may present certain opportunities to companies such as RVB that are seeking prospective business combinations, if this current crisis continues, or any further economic downturns ensue, it may adversely affect: (i) our ability to procure financing required for prospective business combinations; (ii) the value of businesses we acquire; and (iii) our financial condition and results of operations. In addition, this economic downturn also affects the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

When we do select a prospective target business or business in which to invest or with which to complete a business combination, we may be unable to properly ascertain the merits or risks of any particular target business’s operations.

To the extent we complete a business combination or investment transaction, we may be affected by numerous risks inherent in the business operations of the acquired business or businesses. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all of the significant risk factors, or that we will have adequate resources to perform a complete due diligence process.

The consummation of a business combination may lead to the dilution of the value of our shares, and may involve the issuance of additional shares of our capital stock or the issuance of debt securities. Issuance of our capital stock would have a dilutive effect over the interests of our shareholders.

In the event we enter into a business combination or similar arrangement, it may involve the allocation of a significant amount of cash held by us as a result of the sale of our business to Elbit. Depending upon the value of the assets acquired in such business combination or investment, the per share value of our ordinary shares may increase or decrease, possibly significantly. In addition, we may need to raise additional financing by issuing our ordinary shares to investors, issuing debt securities or incurring bank or other debt in order to consummate business combinations or acquisitions.  Due to the difficulty of raising capital in the current capital markets environment, it is possible that such ordinary shares or debt securities may be issued at discounts from prevailing market prices. The issuance of additional ordinary shares may significantly reduce your equity interest in RVB and may adversely affect prevailing market prices for our ordinary shares. The incurrence of bank debt or the issuance of debt securities may place restrictions on our ability to operate our business, including leading to default and foreclosure on our assets, subjecting us to restrictive covenants and limiting our ability to obtain additional financing.

If we acquire a business or effect a business combination with a company located outside of Israel or the United States, we would be subject to a variety of additional risks that may negatively impact our operations.

We may acquire or effect a business combination with a company located outside of Israel or the United States. In such instance, we would be subject to any special considerations or risks associated with companies operating in the target business’ home jurisdiction, including rules and regulations or currency conversion or corporate withholding taxes on individuals, tariffs and trade barriers, regulations related to customs and import/export matters, longer payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel and the United States, currency fluctuations and exchange controls, challenges in collecting accounts receivable, cultural and language differences, employment regulations, crime, strikes, riots, civil disturbances, terrorist attacks, wars and deterioration of political relations with Israel. We cannot assure you that we would be able to adequately address these additional risks. If we were unable to do so, our operations might suffer.

We may be deemed an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.

As a result of the sale of our business to Elbit, we could be deemed to be an “investment company” under the Investment Company Act of 1940 (the “Investment Company Act”). We are currently within the first twelve-month period following the sale of our business to Elbit and, as such, we are relying on an exemption from that act that is available for transient investment companies for a twelve-month period. If we do not enter into a business combination or develop an operating business within the twelve month exemption period or limit the nature of our investments and assets and succeed in making strategic “controlling” investments, we may be deemed to be an “investment company.” If we are deemed to be an “investment company” at any point in the future, we will not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Such order would subject us to additional commitments and regulatory compliance. In order to avoid falling within the definition of an "investment company" under the act, we may be required to restrict our investments, in the short-term and in the long-term. Such investments might not be as favorable to us as the investments we might make if we were not concerned about being designated as an "investment company". We seek to conduct our operations, including by way of investing our cash, to the extent possible, so as not to become subject to regulation under the Investment Company Act. Because we are actively engaged in exploring and considering strategic investments and business opportunities, we do not believe that we are engaged in “investment company” activities or business.

Risks related to our location in Israel

You may have difficulty enforcing a judgment issued by a court in the United States against us in Israel.

We are organized under the laws of Israel and our headquarters are in Israel. All of our officers and directors reside outside of the United States. Therefore, you may not be able to enforce any judgment obtained in the United States against us or any of such persons. You may not be able to enforce civil actions under United States securities laws if you file a lawsuit in Israel. In addition, if a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

Currency fluctuations may affect the value of our assets and decrease our earnings.

Substantially all of the consideration for the sale of our business to Elbit was paid to us in US dollars.  However, some of our retained liabilities are denominated in NIS.  The devaluation of the US dollar against the NIS may decrease the value of our assets and could impact our business.  We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of RVB, which could prevent a change of control and, therefore, depress the price of our shares.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to transactions effectuating a change of control. Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli law may delay, prevent or make difficult an acquisition of RVB, which could prevent a change of control and therefore depress the price of our shares.

We are controlled by Chun Holdings LP which, in the aggregate, beneficially owns approximately 49.29% of our outstanding Ordinary Shares as of March 31, 2010. Therefore, Chun is able to elect the majority of our directors and exercise control over the outcome of matters requiring shareholder’s approval.

As of March 31, 2010, Chun Holdings L.P., an Israeli limited partnership beneficially owned an aggregate of 58,142,608 of our ordinary shares representing approximately 49.29% of our currently outstanding ordinary shares. As a result, Chun controls the outcome of various actions that require our shareholder approval.  For example, Chun could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

If we are considered to be a passive foreign investment company, either presently or in the future, U.S. Holders will be subject to adverse U.S. tax consequences.

We will be a passive foreign investment company, or a PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition of our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory.

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

ITEM 4.                      Information on the Company

A.           History and Development of the Company

Our legal and commercial name is R.V.B. Holdings Ltd. Our office is c/o Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, 67021, Israel, and our telephone number is +972(3)608-7851.

We were incorporated as an Israeli corporation under the name B.V.R. Systems (1998) Ltd., in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd., or BVR-T, in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR commenced operations as of January 1, 1998. In January, 2010 we changed our name to R.V.B. Holdings Ltd in connection with the sale of our business to Elbit ( as described below). Our corporate governance complies with the Israeli Companies Law, 1999, as amended (the "Companies Law").

From October 1998 until March 2001, our ordinary shares traded on the NASDAQ National Market. Between March 2001 and February 2003, our Ordinary Shares traded on the NASDAQ Small Cap Market under the symbol BVRSF.  From February 2003 until March 2010 our shares traded on the Over the Counter Bulletin Board under the symbol BVRSF.OB. Since March 2010, our ordinary shares have traded under the symbol, RVBHF.OB which reflects our name change to R.V.B. Holdings Ltd.

Significant Events

In March 2006, H.S.N General Managers Holdings L.P. (or ‘HSN’), an Israeli limited partnership led by Mr. Nir Dor, invested $3.6 million in our share capital in consideration for the issuance of 20,000,000 ordinary shares, representing approximately 17% of our issued share capital, at a price per share of $0.18. In connection with this investment, HSN was issued three separate warrants for the purchase of 6,000,000 of our ordinary shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00 per share, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions. None of these warrants were exercised and, as of March 2009, all have expired. Pursuant to this investment, Mr. Dor was appointed to serve as a member of our board of directors and shall be entitled to continue to serve on the board, either personally or to nominate a representative on his behalf, for such time as HSN holds at least 9% of our outstanding share capital. As at the date of this report, HSN holds approximately 17% of our issued share capital.

On March 3, 2009, we entered into an agreement in principle with Milestones Upgrading & Industries Company Ltd., or Milestones Upgrading Ltd., for the investment of $3 million in our share capital at a price per share of $0.156, and the grant of a convertible loan in the amount of $2 million. Pursuant to the execution of this agreement in principle, Milestones Upgrading Ltd. provided us with a loan in the amount of $1.5 million, which was to be considered part of the $2 million loan amount to be granted under the definitive agreements. In May 2009, Milestones Upgrading Ltd. informed the Company that it was unable to complete its investment in the Company. On May 4, 2009 we filed a lawsuit for a declaratory judgment against Milestones Upgrading Ltd.  In December, 2009, we entered into a settlement agreement with Milestones Upgrading Ltd. whereby we repaid the initial loan amount, together with interest, in the amount of $1,687,000. For more information on the Milestone dispute and settlement see- Item 8.A.7- Legal Proceedings.

On May 28, 2009, we entered into an agreement with Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd., or collectively Golan Investments, whereby the Company issued a $3.5 million debenture to Golan Investments (the "Golan Agreement"). Pursuant to the terms of the Golan Agreement, Golan Investments provided $2 million to the Company on May 31, 2009, and $1.5 million on June 21, 2009. In addition to the debenture, Golan Investments received a warrant to purchase three (3) million ordinary shares of the Company at an exercise price of $0.18, which is exercisable for a period of five (5) years and will terminate in May 2014. The debenture became due twelve (12) months from the issue date in the amount of $3.85 million. The Golan Agreement provided that, in the event that a merger or acquisition of the Company occurred within twelve (12) months of the effective date of the Golan Agreement, May 28, 2009 (the "Effective Date"), the debenture became due in the amount of $4.55 million. The Golan Agreement further provided that if the Company did not repay the debenture within twelve (12) months from the date of issue then (a) as of the commencement of the second year of the term of the debenture, the debenture will bear a return rate of 15% per annum; (b) upon a merger or acquisition transaction of the Company during the second year of the term of the debenture,  the Company will  repay Golan Investments an amount equal to $5,600,000; and (c) the Company will issue to Golan Investments additional warrants to purchase 6,000,000 Ordinary Shares, at an exercise price per share of $0.18, exercisable for a period of four years commencing as of the date of entitlement.

The debenture was repaid in full within the initial twelve (12) month term, in the amount of $4.55 million, in accordance with the terms of the Golan Agreement. The warrants granted pursuant to the Golan Agreement for the purchase of up to three (3) million ordinary shares of the Company remain outstanding as of December 31, 2009.

Elbit Transaction

On July 19, 2009, we entered into an Asset Purchase Agreement with Elbit Systems Ltd., whereby Elbit acquired substantially all of our assets and business for a cash consideration of $34 million and assumed  substantially all of our business related liabilities (the "Elbit Transaction").  The shares of our Singapore based wholly-owned subsidiary, BVR S Pacific PTE were included in the assets bought by Elbit.  The sale of our business to Elbit was completed on November 19, 2009.  For more information related to the Elbit Transaction see- Item 10C. Material Contracts.

Capital Expenditures

Our capital expenditures totaled $0.2 million in the year ended December 31, 2009, $0.3 million in the year ended December 31, 2008 and $0.3 million, in the year ended December 31, 2007.  Of the $0.2 million of capital expenditures in 2009, $0.18 million was invested in computers and electronic equipment and $0.02 million was invested in leasehold improvements.

B.           Business Overview

General

Following the closing of the Elbit Transaction and the sale of our operating business to Elbit on November 19, 2009, we ceased substantially all of the operations of our business as conducted prior thereto including those of our subsidiary in Singapore, BVR-S Pacific PTE.  We currently hold substantially all of our assets in cash and cash equivalents. Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including, through the acquisition of all or part of an existing business, pursuing business combinations or otherwise.  While we are actively exploring strategic transactions and opportunities, we have not targeted any particular industry or specific business within an industry in which to pursue such opportunities.

The following is a description of our business prior to the closing of the Elbit Transaction:

Prior to the closing of the Elbit transaction, we were engaged in the military training and simulation industry. Our activities were divided into the following main units: live and embedded training; virtual training (simulators); and constructive training. Each of these training methods included applications for air, ground and naval systems.

We were engaged in the development, manufacture, marketing and sale of sophisticated training and simulation systems for military applications, which included the following areas:

Live and Embedded Training Systems:

On-Board, Combat Training Systems such as the “Ehud™”; Air Combat Maneuvering Instrumentation, or ACMI, Naval Combat Instrumentation System, or NCMI;

Embedded simulation systems such as Embedded Virtual Avionics or EVA, In-Flight Electronic Warfare Simulation, or IFEWS, Hybrid Air Defense Embedded Simulation System (HADES);

Virtual and Constructive Training Systems;

Flight simulators for fighter aircraft, helicopters, trainer aircraft, unmanned aerial vehicles;

Armored & Gunnery Simulators and Infantry Simulators; Infantry and Special forces Simulators; and
Naval Tactical Trainers, or NTT, and Action Speed Tactical Trainers, or ASTT.

Our products offered advanced, highly effective and cost efficient solutions to operational and tactical training needs. Our products were based on a comprehensive training philosophy, which enabled our customers to reduce the amount of actual military equipment used in training while enhancing the quality of the training exercises, which thereby significantly reduced the risks associated with actual operations and training in a live operational scenario. Our diversified product offerings were aimed to improve the mission preparedness of armed forces by simulating their combat environment with realistic tactical scenarios, thereby allowing networked training between multiple forces to optimize the joint-force operations essential in the modern battle zone.

Our Product Offerings

Prior to the Elbit Transaction, we continually designed, developed and marketed new generation technologies for live, embedded, virtual and constructive training. The advances we made in the field reflected our vast experience, unique approach to technological innovation and our drive to singularly fulfill the needs of our global military customers.

Live and Embedded Training

Our live and embedded training systems were designed to improve real-time management, monitoring, training, safety and debriefing for live training exercises and operations carried out by modern air, naval and ground forces. Our on-board training product line included the following systems:
Ehud™ ACMI

Air Combat Maneuvering Instrumentation

The Ehud™ air combat maneuvering instrumentation, or ACMI, system was a complete on-board, autonomous training and safety suite.  This system was designed to enhance the airborne training of an aircraft crew on a wide variety of missions.

Ehud™ offered a unique combination of range-less, real-time and post-flight training and debriefing systems together with safety warnings and operational capabilities. The system was effective for air-to-air, air-to-ground and electronics warfare pilot training with an unlimited number of participants due to our patented datalink protocol which dynamically auto-adapts the data exchange rate according to the actual number of participants in the network.

The Ehud™ ACMI system included features such as mid-air and ground collision warning systems, which significantly enhanced training safety.  The Ehud™ ACMI system has been flying operationally since 1994 and has been delivered to many leading air forces around the world.

Naval Combat Instrumentation System

Our naval combat maneuvering instrumentation, or NCMI, was a full-scale on-board training system. The system enabled the conduct of both live field training sessions at sea and constructive war-gaming exercises ashore.

The basic concept behind our NCMI was the deployment of a distributed embedded simulation system on-board an instrumented ship and a maritime patrol aircraft.

Our NCMI system supported the debriefing, analysis, and evaluation of naval warfare exercises at all command levels.

Our NCMI system supported various training levels ranging from operator’s training at console level, through sub-team and team training, and up to full fleet training. Our NCMI system provided training in tactical simulators and enhanced the reality of seaborne exercises through the use of computer generated forces integrated with live exercises. Typically, the exercise was coordinated between the participants via a datalink system, which supported the creation of a distributed simulation network.

Embedded Simulation

Prior to the Elbit Transaction, we marketed a wide range of embedded simulation solutions. These advanced solutions were an outcome of the synergies gained from the combination of on-board training and simulation technologies.

Embedded Virtual Avionics Suite, or EVA

Our Embedded Virtual Avionics Suite, or EVA, was a state-of-the-art embedded simulation suite, installed on basic or advanced trainer aircraft, which transformed training aircraft into virtual advanced fighter aircraft. A training aircraft equipped with EVA may offer capabilities such as virtual sensors and weapons, in-flight live or virtual target threats, operational scenarios of gradually increasing complexity, full debriefing capabilities and flight safety features. Our proprietary EVA technology was based on a patent that was owned by us and registered in numerous countries, including the United States and several European countries.  This patent was sold to Elbit as part of the Elbit Transaction.

An EVA standard training aircraft was equipped or refitted to replicate the cockpit and avionics instrumentation panel of specifically targeted advanced fighters. The refitted trainers resembled the behavior, displays and controls of the advanced fighter sensors (such as air-to air radar, air to ground radar and radar warnings receiver, which was part of the electronic warfare suite of most advanced fighters and seekers) and weapon systems. Pilots flying the EVA-fitted trainer benefited from a real-time feel and capabilities of the simulated advanced fighter aircraft. The system offered features such as collision avoidance and hazard warning.

In-Flight Electronic Warfare Simulation, or IFEWS

Our in-flight electronic warfare simulator, or IFEWS™, was a complete, autonomous, on-board threat-environment training and safety suite. The system was an embedded simulator for the training and debriefing of electronic warfare, or EW, scenarios, simulating the real EW systems in an aircraft. IFEWS™ provided a virtual EW range and included our post-flight debriefing capabilities.

Our IFEWS™ generated a wide range of on-board simulation of virtual ground and airborne threats. The virtual range, created and managed by the IFEWS™ computer, authentically simulated the characteristics, behavior and interactions of both the threatening weapon systems and the aircraft’s self protection suite. The system was tightly coupled to the aircraft’s existing EW suite. IFEWS™ simulated all relevant modes of weapon system, including optical tracking modes and other modes not received by the airborne EW suite.

After landing, our PC-based ground station provided advanced After-Action Review and debriefing with a 3D analysis of crew performance, all weapon engagements, safety events and mission scenarios.

Based on the legacy of the Ehud™ ACMI systems, IFEWS™ provided multiple features including real-time training, realistic virtual threats, safety elements and debriefing capabilities.

Hybrid Air Defense Embedded Simulation System (HADES)

The concept behind our HADES was the deployment of a distributed embedded simulation system on-board an instrumented Air / Missile Defense task force.

Our HADES system supported the real time training, debriefing, analysis, and evaluation of Air and Missile Defense warfare exercises at all command levels.

Our HADES system supported various training levels ranging from operator’s training at console level, through sub-battery and battery team training, up to battalion and joint, multi force training.

Typically, the exercise was coordinated between the participants via a datalink system, which supported the creation of a distributed simulation network and connected live and virtual participants to the same tactical scenario.

Virtual and Constructive Training

We provided flight, naval and ground forces simulators for various platforms, electronics and weapon systems. Our line of simulators covered a full range of training scale, from basic procedural training to combat mission training and full mission training. Our simulators supported the high level architecture world-wide standard for simulator connectivity delivering the capacity to perform sophisticated distributed mission training by communicating and training with other simulators and training devices. Our product offerings include:

Flight Simulators;

Ground Forces Simulators;

Naval Simulators;

Weapon and Electronic Systems Simulators; and

Air and Missile Defense Simulators.

Flight Simulators

Fighter Aircraft Simulators.  We developed and manufactured fighter aircraft simulators for numerous aircrafts, including the F-16C, F-16D, F-15, F-5, A-4 and Mirage-2000.

Full Mission Simulators.  Our full mission simulators provided training for all aspects of a mission’s flight and procedures, including sophisticated weapon system simulations, sensors and full standard and emergency procedure training. These simulators encompassed a high-fidelity cockpit replica and a large variety of visual systems covering a field of view of up to 360°.

We used high-end computers and personal computers, or PCs, as image generators to provide the trainee with a high-resolution, fully-textured outside world visual presentation, based on satellite imagery and three dimensional targets and shapes.

Our full mission simulators provided pilots with complex tactical training, using multiple computer generated forces, such as air, land, or sea participants.

Trainer Aircraft Simulators.  We developed and manufactured trainer aircraft simulators for numerous aircraft, including the PC-7, MB-339 MLU, MB339 C/D and Fouga Magister.

AMOS – Cadet Screening Simulator.  Our AMOS cadet screening and basic flight training simulator were developed for the Israel Air Force Fouga Magister trainer. Our system provided a methodology for the analysis of cadets’ learning abilities, through screening while training.

Helicopter Full Mission Simulator.   We developed and manufactured helicopter simulators for helicopters, including the AS-550. Our full mission simulators for helicopters were offered for assault and fully armed attack helicopter simulation. The simulators were offered in a number of configurations, from a limited front view outside world imagery to a full dome display. The full dome display configuration included a full-size cockpit replica for two pilots with a three channel high-resolution full color outside world display. The resulting imagery fidelity level enabled the system to perform low flying missions and weapon deployment simulation. The system was capable of simulating typical helicopter flights and attacks, including a full range of malfunctions and emergency procedures. Our simulators also provided tactical training, as the trainee was able to fly against user, pre-programmed computer generated forces.

Unmanned Air Vehicle Mission Simulators. We developed and manufactured an unmanned air vehicle, or UAV, and tactical mission simulators for tactical UAV, for both the external pilot and the internal mission crew. Our UAV mission simulator supported training on near-to-real-life quality imaging systems for the entire crew. It was possible to execute training both individually and as a team.
Ground Forces Simulation Systems

Integrated Tactics and Armor Combat Trainer.  Our integrated tactics armor and weapon system vehicle combat trainer, or INTACT system, fulfilled the need for effective training, debriefing and evaluation of army units. Our INTACT system was developed by experienced army officers. INTACT was a multi-station armor and weapon vehicle tactical simulator system. Our INTACT system provided training that ranged from individual level to combat team multi-participant tactical exercises.

Our INTACT system provided training levels from individual precision gunnery to combat team multi-participant exercises and beyond. The training included unlimited combinations of manned and computer generated forces. The INTACT system filled the need for effective training, debriefing and evaluation of ground forces. Our INTACT system simulated virtual forces and integrated their actions with real forces, adding value to performance and cost-effective training.

MA2CS.  MA2CS was the Mobile, fast deployable, Autonomous Crew Station version  of INTACT. MA2CS included all of the AGTS (Armor gunnery & Tactical Simulator) operational support, with the flexibility of facility-free large-scale INTACT training, anywhere, anytime. For field-deployed forces, the MA²CS significantly advanced the already-proven Intact ROI (Return On Investment).  Each MA²CS unit had its own onboard computers and IOS (Instructor Operation Station), enabling it to work independently, and connect to other MA²CS devices for unit-level training. The MA²CS enabled the commander to look out the hatch using a head mount on display.

Armored Fighting Vehicles Driving Simulator – Matador. The Matador training system was  an advanced armored fighting vehicle, or AFV, driving simulator, mounted on top of a motion platform, specifically designed to provide AFV drivers with the capability of performing ‘real-life’ training.  The Matador included the following AGTS and MA²CS robust operational capabilities, with the professional focus on the necessities of the contemporary AFV driver:

●            Supported several types of AFV per cabin, with full scale authentic replica of the driving cabin;

●	Drove in any given arena (terrain, weather, etc.), and participated in a range of contemporary combat and non-combat scenarios; and

●            Provided basic and advanced driving courses with real-time, trouble-shooting training.

TSAT. The Tactical Small Arms Trainer, or TSAT, simulator was a state-of-the-art multi-weapon firing simulation training system, specifically designed to provide military and paramilitary with the capability of performing ‘real-life’ indoor infantry training and includes the following offerings:

●	Supported all operationally standard-issue weapons (pistols, rifles & machine guns) and mortars, with recoil effects and additional systems (C2, optics, robots);

●	Featured unlimited tactically diverse training scenarios with ‘real-life’ 3D audio-visual environment and user-definable Computer Generated Forces;

●	Included fire analysis: Hit/miss, hit location, weapon movement during the firing process, scoring mechanism;

●	A laser based hit detection system with high detection accuracy; and

●	Saved time and material expenses (with proven ROI) by 'user- friendly' calibration procedure, customizable user interface, PC-based scalable and modular system, and network based architecture.

On-Guard.  The On-Guard training system was a fast-deployable TSAT, specifically modified for the training of paramilitary and civil armed personnel in modular expertise courses from basic shooting skills to operational decision-making. On-Guard included the TSAT’s capabilities yet focused on the methodological essentials of contemporary security training with the following offerings:

●	Video and/or graphic ‘real-life’ 3D audio-visual environment for challenging decision-making scenarios;

●            Supported military operation in urban terrain; and

●	Proven ROI as it was able to provide any-time any-place activation, no ammunition consumption and reduced maintenance manpower.

Defender. The Defender was a PC-based multi-player tactical trainer for task forces, simulating varied military operations, arenas, scenarios, and platforms. It was able to  be customized and tailored for special operations, law enforcement, homeland defense, and first responder training environments. The Defender included the following offerings:

●	Perfected the combined arms training with opposing forces, friendly forces and large scale multi-site exercises;

●	Participants operated as virtual entities with unlimited functionality and tasks (infantry, vehicles, AFV, helicopters & boats);

●	Robust 3D mission-planning module, briefing/debriefing tools and performance evaluation activities;

●	Supported all levels of operational expertise and requirements for the solider, commander and unit level; and

●	A cost-saving standard PC net-class architecture and an off-the-shelf gaming engine.

Air and Missile Defense Simulators

Our Air and Missile Defense Simulators, or AMDS, were designed to support the training of air defense personnel in the operation of various air and missile defense systems. The AMDS also enabled training of Air Defense Command and Control functions. The air defense simulator consisted of a high-end graphical display system projected over large diameter domes, each simulator enabling the mounting of various weapon types.

The simulator administration was conducted using dedicated instructor stations and a debriefing auditorium.

The AMDS catered to trainees by operating realistic mockups of the air and missile defense systems within a simulated training environment, projected on the domes, while their actions were monitored and reviewed by the instructors. After completion of the scenario, the trainees' progress to a debriefing session, where a comprehensive review of the exercise was performed featuring an advanced analysis and scoring capability.

The AMDS conformed with our vision of offering our customers large scale joint force training scenarios featuring real and virtual air defense and airborne assets; this was achieved by providing for full interoperability with our live and virtual training systems, such as the Hybrid Air Defense Embedded Simulator (HADES), the EHUD™ Autonomous Air Combat Maneuvering Instrumentation (AACMI) system, and the Full Mission Fighter Aircraft Simulator.

Naval Simulators

We developed a diversified product line of naval simulators based on dedicated replica workstations and sophisticated visual images provide system training for operators and officers. We specialized in quick responses to requests for unique tailor-made systems from a wide range of naval customers.
Naval Tactical Trainer

Our naval tactical trainer, or NTT, was a complete tactical training system providing a solution for all shore-based tactical training needs. Our NTT was in operational use by the Israel Navy at its main training base. Our NTT was used for the tactical training of principal war officers and combat information center officers. In several regions of the world, this product was also referred to as the Action Speed Tactical Trainer or ASTT.

Our weapon and avionics systems simulators provided a unique training device for the training of operators in highly specialized operational tasks. Products delivered to our customers include the LANTIRN simulator which was used to train pilots to fly with the LANTIRN pod, and our weapon systems trainer was used to train the weapon systems officer in the many tasks required to operate and successfully deliver today’s complex weapon to the designated target.

Homeland Security Technologies

During 2008 we commenced the development of a personal location tracking and monitoring solution for firefighters and other first responder personnel. The product, named First Responders Independent Navigation Device, or FIND, aimed to develop a way to track emergency workers on a given site without GPS receiving capabilities.

We developed FIND together with the U.S. based precision motion technology developer, InterSense Inc. of Bedford, MA, and the joint project was partially funded by the Binational Industrial Research and Development Foundation (BIRD), which supports development cooperation between US and Israeli companies.

FIND was a Command & Control (C2) system enabling accurate tracking of first responders' operations without GPS coverage. In this program, we were the system integrator as well as the supplier of the C2 components, the command unit and the patented Data Link radio. The system was designed to utilize the InterSense “NavShoe” device – a Solid-State IMU with unique patented accuracy software and hardware. For more information about this joint development project with InterSense Inc. see Item 10.C. Material Contracts- Partnership Agreement with InterSense Inc.  All of our assets, liabilities and obligations in connection with FIND were transferred to Elbit as part of the Elbit Transaction.

Raw Materials

The raw materials used for our on-board training systems and our embedded simulation systems included our own software and commercial off-the-shelf, or COTS, hardware that we purchased from various suppliers. This COTS hardware included computer boards, navigational systems, communication systems and antennae. Due to the competitive nature of the market for these COTS raw materials, the prices for such raw materials were not considered volatile. In some countries, however, such raw materials are controlled items and thus, prior to export, required the issuance of an export license.

Strategic Agreements

In January 2009, we entered into a teaming agreement with a European aircraft company in which we waived all prior claims against the aircraft company and granted it a non-exclusive license to certain of our patents in exchange for royalty payments. The aircraft company was obligated to pay us an agreed royalty payment for each aircraft sold, which included embedded simulation. The European aircraft company committed to use our embedded training systems exclusively in future aircraft sales.  All our interests in the royalty payment and any additional arrangement with the aircraft company were transferred to Elbit pursuant to the Elbit Transaction.

In March 2009, we executed a partnership agreement with InterSense Inc., to develop the First responders Independent Navigation Device (FIND).  The Agreement was intended to enable the two firms to bring together and further develop key intellectual property and technology into one solution that would meet a growing need within the first responder community. The BIRD Foundation  provided funding to support development of the robust, simple-to-operate system to enhance emergency responder safety by accurately tracking their location in areas without GPS coverage. All of our assets, liabilities and obligations in connection with BIRD were transferred to Elbit as part of the Elbit Transaction.

Marketing

We sought to identify and propose solutions for military training and simulation needs of our established as well as prospective customer base. Our research and development activities focused on systems designed to meet specific needs we identified. We marketed our products, either as prime contractor or as a subcontractor, to various governments and defense contractors throughout the world both directly and through joint ventures, agents or representatives.  We entered into cooperation agreements with a number of defense contractors, which provided for joint participation in pursuit and performance of contracts in certain countries.

In June 1998, we formed a subsidiary in Singapore, BVR-S Pacific PTE, through which we supported our operations in Singapore. All of the shares of this subsidiary were sold to Elbit in the Elbit Transaction.

The following table sets forth the amount of our revenues, for the periods indicated, by geographic regions:
Note: The selected information also includes certain items for the years 2005 and 2006 in accordance with U.S. GAAP. Israeli GAAP differs in certain significant respects from U.S. GAAP.  For a summary of certain significant differences, see note 21 to our consolidated financial statements for the year ended December 31, 2007 (included in our annual report on Form 20-F for the year ended December 31, 2007).

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(U.S. Dollars in thousands)

Sales
Israel	$138	$438	$398	$2,284	$1,068
Asia Pacific	28,173	28,241	5,926	2,120	6,274
Europe	4,510	1,609	5,120	4,557	8,358
South America	380	1,138	1,662	1,142	3,099
Africa	3,912	140	-	-	397
Total	$37,113	$31,566	$13,106	$10,103	$19,196

The following table sets forth, for the period indicated, our consolidated revenues by product line expressed as a percentage of total revenues.

	2009	2008	2007	2006	2005
Live and Embedded Training Systems	70%	71%	56%	56%	64%
Virtual and Constructive Simulators	30%	29%	44%	44%	36%
Total	100%	100%	100%	100%	100%

Customers

Prior to the Elbit Transaction, all of the end-user customers of our products were governments or companies that were regulated by government laws and regulations with respect to their military businesses.

Although the composition of our customers changed from year to year, and revenues from individual customers were subject to material increases and decreases depending on customer requirements, a specific customer located in Asia Pacific accounted for approximately 29% of our revenues in fiscal 2009, 44% in fiscal 2008 and 32% in fiscal 2007.  Another customer located in Asia Pacific accounted for approximately 17% of our revenues in fiscal 2009, 34% in fiscal 2008 and 5% in fiscal 2007. Another customer located in Asia accounted for approximately 29% of our revenues in fiscal 2009, 10% in fiscal 2008 and 3% in fiscal 2007. A customer located in Latin America accounted for approximately 1% of our revenues in fiscal 2009, 4% in fiscal 2008 and 13% in fiscal 2007. A customer located in Europe accounted for approximately 2% of our revenues in fiscal 2009, and 2008 and 21% of our revenues in fiscal 2007.  Another customer located in Asia Pacific accounted for approximately 1% of our revenues in fiscal 2009, 2% in fiscal 2008 and  6% in fiscal year 2007 . . Another customer located in Africa accounted for approximately 10% of our revenues in fiscal 2009 and no revenue in fiscal 2008 and 2007. Another customer located in Africa accounted for approximately 1% of our revenues in fiscal 2009 and no revenues in fiscal 2008 and 2007. Another customer located in Europe accounted for approximately 9% of our revenues in fiscal 2009, no revenue in fiscal 2008 and 5% of our revenues in fiscal 2007.

General Financial Considerations for Projects

Prior to the Elbit Transaction, a significant amount of our contracts were fixed price contracts, as opposed to cost-plus type contracts.  Under fixed price contracts, the price is generally not subject to adjustment for costs actually incurred in the performance of such contract.  Under such fixed price contracts, we assumed the risk that increased or unexpected costs might   reduce our profits or generate a loss.

There are various types of financing terms applicable to defense contracts.  In most cases, after we received advance payment at the commencement of a project, we received progress or milestone payments according to a percentage of cost incurred in performance or achievement of a specific milestone. In these projects we were required to provide a bank guarantee in an amount equal to the payments. In a majority of projects, we were required to provide performance guarantees in an amount equal to a specific percentage of the contract price. A portion of our agreements with customers contained clauses that imposed penalties or reduced the amount payable to us in the event that the completion of a phase of work was delayed. We were generally responsible for the delays and defaults of our subcontractors. Accordingly, we attempted to impose liability on our subcontractors on a “back-to-back” basis when delay or default under a contract could expose us to liability.

Our contracts with governments were generally able to be terminated or suspended as a result of factors which were beyond our control, such as a state of war, force majeure or other circumstances seriously disrupting the public safety, peace or good order of the customer’s country.  Our contracts with non-governmental military contractors sometimes contained similar provisions. In most cases we received advanced payments prior to incurring the cost of fulfilling the contract and realized a positive cash flow.  In the event of the cancellation of a contract under which an advance or progress payment was paid, we were required to return a portion of such payments to the customer. In general, in order to reduce risks of financial exposure resulting from the early termination of a contract, we attempted to expend funds for projects in accordance with the rate of performance.  Upon such termination, we would, in most cases, be entitled to reimbursement for incurred contract costs and to payment of a proportionate share of our fee or profit for the portion of such contract that was actually performed. If, and to the extent, we were not entitled to all or a portion of such compensation, our operations were adversely effected.  In certain cases, when possible, we insured ourselves against such risks.

Manufacturing and Suppliers

Prior to the Elbit Transaction, we developed the majority of the software and hardware for our products at research and development facilities in two locations in Israel. We manufactured cockpit replicas, turret replicas and other hardware components and performed hardware integration, systems assembly and quality assurance testing at our manufacturing facilities in Ashdod, Israel. We purchased components for the systems manufactured, including commercial computers, integrated circuits, circuit boards, sheet metal fabricated into sub-assemblies and cabinets, power supplies, television and monitors.  Many of the purchased components were manufactured based on our designs and specifications. Most materials and purchased components were generally available from a number of different sources.

Competition

Prior to the Elbit Transaction, we operated in a competitive environment with respect to most of our products.  In recent years, the defense industry experienced a consolidation of companies, which decreased the number but increased the relative size and resources of competitors. Competition was based on price, product performance, reputation, reliability, maintenance costs and responsiveness to customer requirements, including the ability to respond to changing technology.  Some of the companies with which we competed, such as divisions of Thales, Lockheed Martin, L-3 Communications, Cubic, Israeli Aircraft Industries (IAI), Elbit Systems and CAE, had substantially greater financial, marketing and other resources than we had and had the ability to develop and market products competitive with ours. We believed that our products favorably competed with those of our competitors based on their technological capabilities, price/performance ratio, proven track record and common technological platform. We also believed that our competitive advantage was our relatively small size that enabled us to be more flexible and responsive to customer requirements than our larger competitors. In addition, we assumed that we typically had lower overhead costs than our larger competitors.

Research and Development

Prior to the Elbit Transaction, our research and development activity was an important element of our various projects.  In addition, we believed that continued and timely development of new products and enhancements to existing products was necessary to compete effectively. Accordingly, through our ongoing and extensive research, development and engineering activities, we devoted a portion of our resources to: (i) sustaining and upgrading our existing products by improving serviceability and adding new capabilities and features, (ii) decreasing the cost of owning and operating such products, (iii) maintaining close relationships with our customers to identify their product needs, (iv) developing new products with improved capabilities to address such needs and other military training, debriefing and communications needs identified by us, (v) adapting our products to utilize new evolving technologies that could lower the costs of our products; and (vi) tailoring our products to meet the specific needs of our customers.

Our internally financed expenditures for all research and development programs during fiscal 2009, 2008 and 2007 totaled approximately $1.5 million, $1.2 million and $1.0 million, respectively, which represented 4%, 4% and 7% of our revenue, respectively.

Intellectual Property

In order to protect our proprietary rights and technology used in our products, we relied primarily upon a combination of patents, trademarks and copyrights as well as on unpatented proprietary know-how, trade secrets, and various confidentiality and other agreements with employees, consultants and others, to protect our trade secrets and know-how. We had five United States patents relating to the collision warning and the data link features incorporated in our Ehud® systems and our airborne avionics simulator technology incorporated in our EVA™ systems.  Several of these patents were also granted or applied for in Israel and/or in specific countries in the European Community and worldwide.

Our trademark "Ehud®," jointly-owned with IAI, was registered in several Asian–Pacific countries, and we applied for its registration in Israel, the European Community and several other foreign countries.

All of our intellectual property including the patents and trademarks described herein were sold to Elbit, together with substantially all of our assets, as part of the Elbit Transaction.

Government Regulations

Investment Company Act of 1940

As a result of the sale of our business to Elbit, we could fall within the definition of an "investment company" under the Investment Company Act of 1940 or ICA. Regulation under the ICA governs almost every aspect of a registered investment company's operations and can be very onerous. The ICA, among other things, limits an investment company's capital structure, borrowing practices and transactions between an investment company and its affiliates, and restricts the issuance of traditional options, warrants, and incentive compensation arrangements, imposes requirements concerning the composition of an investment company's board of directors and requires shareholder approval of certain policy changes. In addition, contracts made in violation of the ICA are void.

An investment company organized outside of the United States is not permitted to register under the ICA without an order from the SEC permitting it to register.  Prior to being permitted to register, such investment company is not permitted to publicly offer or promote its securities in the United States.

During the twelve-month period following the sale of our business to Elbit, we are relying on an exemption from the ICA which gives transient investment companies a twelve-month exemption from the act.  Unless we enter into a business combination or develop an operating business within the twelve-month exemption period, we may be required to limit the nature and type of investments we make in order to avoid falling within the definition of an investment company.

Shell Company Status

Following the consummation of the Elbit Transaction, we ceased conducting any operating activity and substantially all of our assets currently consist of cash. Accordingly, we may be deemed to be a "shell company", defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934 as (1) a company that has no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Our characterization as a shell company subjects us to various restrictions and requirements under the U.S. Securities Laws.  In the event we consummate a transaction that causes us to cease being a shell company, we are required to file a report on Form 20-F within four business days of the closing of such transaction.  The Form 20-F is required to include full disclosure with respect to the acquired business and our post-transaction status, including financial statements reflecting the affect of the transaction on our financial position.  This requirement may delay the closing of a prospective business combination or limit our ability to consummate certain business combinations.

During the period in which we are deemed to be a shell company and for a period of sixty days following the filing of the Form 20-F reflecting the change in our status as described above, we may not use any Form S-8 we have on file in order to enable the issuance of our shares and the resale of such shares by our employees.  In addition, the provisions of Rule 144 promulgated under the Securities Exchange Act of 1934 may not be used for resale of shares issued by us at the time we were deemed to be a shell company for as long as we are deemed to be a shell company and for a period of one-year thereafter.  These restrictions may limit our ability to compensate our employees and attract new key personnel and may also restrict our ability to raise capital via the private placement of our shares.

C.           Organizational Structure

We are controlled by Chun Holdings L.P., which beneficially owns 49.29% of our currently outstanding ordinary shares.

We transferred all of the issued and outstanding share capital of BVR-S Pacific PTE, our formerly wholly-owned subsidiary, to Elbit as part of the Elbit Transaction.

D.           Property, Plant and Equipment

Our executive offices are located in Tel Aviv, Israel.  Prior to the Elbit Transaction, our executive offices and research and development facilities were located in Rosh Ha’ayin, Israel. At this location, we leased approximately 2,539 square meters of office space at a monthly rent of approximately $23,000 through September 2009, and a monthly rent of approximately $25,000 from October 2009 through November 29, 2009. As of November 19, 2009, we assigned this lease to Elbit, in connection with the Elbit Transaction.

We leased approximately 1,375 square meters through July 2009 and 1,837 square meters from August 2009 to November 19, 2010 of manufacturing facilities in Ashdod, Israel for monthly rent of approximately $20,000 and $27,000, respectively.  A portion of the lease expired on October 31, 2009, and we assigned the remainder of the lease to Elbit, in connection with the Elbit Transaction.

Currently, we occupy temporary office space in Tel Aviv, Israel, until we locate office space that will suit our new operations and requirements.

Item 5.                         Operating and Financial Review and Prospects

The following operating and financial review and prospects should be read in conjunction with “Item 3. Key Information – A- Selected Financial Data” and our consolidated financial statements and accompanying notes appearing elsewhere in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board or IFRS, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.  Following our January 1, 2008 adoption of IFRS, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S. GAAP.

We sold substantially all of our assets to Elbit Systems Ltd. on November 19, 2009.  Our consolidated financial statements reflect the sale of our advanced defense training and simulation systems business to Elbit. As we have not initiated or acquired a new operating business during the year ended December 31, 2009, the results of our operations prior to the consummation of Elbit Transaction are not reported as "discontinued operations" in our consolidated financial statements in accordance with IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations ".   Therefore, the data presented in our consolidated financial statements and in our discussion below are not indicative of our future operating results or financial position.

General

Prior to the consummation of the Elbit Transaction, we were engaged in the development, manufacture and marketing of advanced defense training and computer-based simulation systems for military applications.

Most of our revenues were generated in U.S. Dollars, and a significant proportion of our expenses was incurred in U.S. Dollars or was linked to the U.S. Dollar. Consequently, we use the U.S. Dollar as our functional currency. Transactions and balances originally denominated in U.S. Dollars are presented in the financial statements in their original amounts, and non-dollar transactions and balances have been translated into U.S. Dollars using the exchange rates in effect on the date of a transaction or balance.  Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board (IASB).

We derived a substantial portion of our revenues from government contracts, the majority of which were fixed-price, as opposed to cost-plus type contracts. Under fixed-price contracts, the price is generally not subject to adjustment for costs actually incurred in the performance of the contract.

In most of our projects, we received advance payment at the commencement of the project and progress or milestone payments according to our performance or achievement of specific milestones. In most cases, the advance payments that we received prior to incurring the cost of fulfilling the contract created a positive project cash flow. Our contracts generally contained provisions that allowed for termination or suspension as a result of factors beyond our control, such as a state of war, force majeure, or other circumstances seriously disrupting the public safety, peace or good order of the customer’s country. In the event that a contract under which an advance or progress payment had been paid was canceled, we were required to return such payments or a portion of them to the customer.

We generally attempted to expend funds for projects in accordance with the rate of performance in order to reduce risks of financial exposure resulting from early termination of a contract. Upon such termination, we would, in most cases, be entitled to reimbursement for our incurred contract costs and to payment of a proportionate share of our fee or profit for the work actually performed.

Revenues related to work in progress under long-term contracts are recognized on the basis of the “percentage-of-completion” method. Cost includes direct costs of materials, labor, subcontractor and other direct costs and allocated indirect manufacturing costs. The percentage of completion is measured on the basis of cost (the ratio of the costs incurred to the total estimated costs), which reflect the progress of the contract completion. Contract revenue includes the initial amount agreed in the contract plus any variations in contract work, claims and incentive payments to the extent that they will result in revenue and can be measured reliably. As soon as the outcome of a construction contract was able to be estimated reliably, we recognized the contract revenue and expenses in profit or loss in proportion to the percentage of completion of the contract. When the outcome of a construction contract was not able to be estimated reliably, we recognized the contract revenue only to the extent of contract costs incurred that were likely to be recoverable. An expected loss on a contract is recognized immediately in profit or loss.

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

Revenue Recognition

During the periods covered by the consolidated financial statements prior to the Elbit Transaction, we accounted for our revenues on fixed price long-term contract work on the percentage of completion method.  This method of accounting requires us to calculate project profit to be recognized in each reporting period for each project based upon our predictions of future outcomes which include estimates of the total cost to complete (such as assumptions relative to future labor performance and costs, materials costs and subcontractor charges) and estimates of project schedule and completion date.

At the onset of each contract, we prepared a detailed analysis of our estimated cost to complete the project.  Our project personnel evaluated the estimated costs at the project level.  Significant projects were reviewed in detail by senior management on a quarterly basis.

Our estimates of revenues and expenses on long-term contracts could change periodically in the normal course of business. Such changes would be reflected in results of operations as a change in accounting estimate in the period the revisions are determined. For all the contracts, provisions for estimated losses on uncompleted individual contracts were made in the period in which such losses were first determined, in the amount of the estimated loss on the entire contract

Royalties and commission revenues resulting from the cooperation agreement with Israel Aircraft Industries Ltd. ("IAI") were recognized when the Company received confirmation of payments subject to royalties and commissions from IAI.

Revenue from services rendered was recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion was assessed by reference to surveys of work performed.

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

A.           Results of Operations

On November 19, 2009 (the “Closing Date”) after receipt of all required approvals we sold substantially all of our assets and liabilities to Elbit Systems Ltd. (NASDAQ: ESLT) (“Elbit”), for a total cash consideration of approximately $34 million (the “Elbit Transaction”), out of which $4.8 million were held in escrow, see Note 4 to our Consolidated Financial Statements. As a result of the Elbit Transaction, we recorded, in the statement of operations, a net gain of $30.2 million, after deducting attribute transaction costs in the amount of $ 655 thousands. In addition, transaction related expenses in the amount of $471 thousands were recorded in the General and administrative expenses.

Our operating cycle until the Elbit Transaction was generally twenty four months. As of the date of this report, we are attempting to locate business opportunities and activities in which to invest our funds, but currently we do not conduct any operations. Therefore, in accordance with IFRS the normal operating cycle for the period ended 2009 is twelve months.

The table below sets forth, for the periods indicated, financial data, expressed as a percentage of total revenues that we believe to be significant in analyzing our results of operations.

	For Years Ended December 31,
	2009	2008	2007
Revenues	100%	100%	100%
Cost of revenues	76%	74%	82%
Inventory Write Off	-	-	5%
Gross profit	24%	26%	13%
Research and development	4%	4%	7%
Selling and marketing	5%	7%	17%
General and administrative expenses	11%	9%	19%
Profit before other income, net	2%	7%	(31)%
Other income (Elbit Transaction)	81%	-	-
Operating profit	85%	7%	(31)%
Financing expenses, net	(6)%	(2)%	-
Profit before income taxes	79%	5%	(31)%
Income tax benefits	-		-
Net Profit (loss)	79%	5%	(31)%

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008.

Revenues

Revenues in fiscal 2009 were $37.1 million, an increase of 18% compared to revenues of $31.6 million in fiscal 2008.  The increase was primarily attributed to the increase of the order backlog in 2008 of $29 million and to revenues from royalties in fiscal 2009 which contributed $3.2 million. Revenues from sales of our live and embedded training systems products accounted for 71% and 70% in fiscal 2008 and 2009, respectively. Revenues derived from our virtual and constructive simulator products accounted for 29% and 30% of our revenues in fiscal 2009 and 2008, respectively.  The geographical breakdown of our revenues in fiscal 2009 was as follows: approximately 76% of our revenues were in Asia, 12% in Europe, 11% in Africa and 1% in America.  In fiscal 2008, approximately 89% of our revenues were in Asia, 5% in Europe, 4% in America and 1% in Israel. The fluctuations in the proportion of our revenues attributed to geographic areas are the result of the completion of several contracts, which we had with various countries. Our agreements are multi-year contracts, and we generally recognize revenues on the percentage of completion method, recognizing expenses when incurred.

Gross Profit.

Gross profit in fiscal 2009 was approximately $8.8 million, an increase of $0.5 million from a gross profit of $8.3 million in fiscal 2008. The increase in gross profit was primarily due to the increase of the revenues in fiscal 2009. As a percentage of revenues, gross margins decreased slightly from an overall gross margin of 26% in fiscal 2008 to an overall gross margin of 24% in fiscal 2009. Our gross margin is influenced by various factors, such as the type and size of a project, and the portion of projects performed by subcontractors.

Research and Development Costs.

Research and development expenditures consist primarily of salaries, subcontractors and other personnel related expenses related to design, development and enhancement of our products and, to a lesser extent, depreciation and other expenditures.  Research and development expenses in fiscal 2009 were $1.5 million, an increase of $0.3 million from fiscal 2008. Research and development expenses increased primarily from continuing development of new products and from development of generic infrastructure for future projects.

Selling and Marketing Expenses.

Selling and marketing expenditures consist primarily of costs relating to payroll expenses, sales commissions, subcontractors and consultants, travel expenses, demonstrations, exhibitions and participation in trade shows. Selling and marketing expenditures in fiscal 2009 were $1.9 million, a decrease of $0.2 million, or 13%, from $2.1 million in fiscal 2008 attributed to the fact that there was a decrease in marketing activities in fiscal 2009.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, office, vehicle and rental expenses. General and administrative expenses in fiscal 2009 were $4 million, an increase of $1.3 million, or 46%, from $2.8 million in fiscal 2008. The increase in general and administrative expenses was primarily attributed to an increase in the professional fees due to the sale of business to Elbit.

Operating Profit (Loss).

As a result of the foregoing and the income from Elbit Transaction a net gain of $30.2 million, we had an operating profit of $31.6 million in fiscal 2009, compared to an operating profit of $2.2 million in fiscal 2008. As a percentage of revenues, operating profit increased from an operating profit of 7% in fiscal 2008, to an operating profit of 85% in fiscal 2009.

Financial Expenses, Net.

Financial expenses consist primarily of interest paid on loans, bank charges, losses from foreign exchange erosion of monetary balances and losses from derivatives instruments. Financial income consists primarily of interest earned from short-term deposits and interest on non-current receivables. Financial expenses, net in fiscal 2009 were approximately $2.2 million compared to expenses of $0.5 million in fiscal 2008. The increase is attributed to increase in  interest on short term loans from bank and others.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues.

Revenues in fiscal 2008 were $31.6 million, an increase of 141% compared to revenues of $13.1 million in fiscal 2007.  The increase was primarily attributed to the increase of the order backlog in 2007 of $29 million and to the progress achieved during 2008 in significant new projects that were received in the fiscal 2007 and 2008, which contributed $9.4 and $10.3 million, respectively to the revenues of fiscal 2008. Revenues from sales of our live and embedded training systems products in fiscal 2008 accounted for 71% and 56% in fiscal 2007. Revenues derived from our virtual and constructive simulator products accounted for 29% of our revenues in fiscal 2008 and 44% in fiscal 2007. The geographical breakdown of our revenues in fiscal 2008 was as follows: approximately 89% of our revenues were in Asia, 5% in Europe, 4% in America and 1% in Israel.  In fiscal 2007, approximately 45% of our revenues were in Asia Pacific, 39% in Europe, 13% in America and 3% in Israel. The fluctuations in the proportion of our revenues attributed to geographic areas are the result of the completion of several contracts, which we had with various countries. Our agreements are multi-year contracts, and we generally recognize revenues on the percentage of completion method, recognizing expenses when incurred.

Gross Profit

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

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

Prior to the Elbit Transaction, the dollar cost of our operations was influenced by the extent to which inflation in Israel is or is not offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar.  When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel.  Unless offset by a devaluation of the NIS, inflation in Israel has a negative effect on our profitability, as we received payment in dollars or dollar-linked NIS for all of our sales, while we incurred a portion of our expenses in NIS.

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31	Israeli inflation % rate	Devaluation of the NIS rate %	Israeli inflation adjusted for devaluation %
2005	2.4	6.8	(4.4)
2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6

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

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations as recently experienced in Israel and, particularly larger periodic devaluations or revaluations, will have an impact on our profitability and period-to-period comparisons of our results. In 2008 and 2009, the devaluation of the dollar against the NIS exceeded the rate of inflation in Israel, and we experienced an increase in the dollar cost of our operations in Israel.

The consideration received from Elbit upon consummation of the Elbit Transaction was denominated in U.S. dollars and has since been deposited in U.S. dollar denominated accounts.  Some of the liabilities we retained were denominated in other currencies (most notably severance payments in Israel).  As a result of the devaluation of the U.S. dollar against the NIS, the value of those liabilities increased.  We currently conduct our business in Israel and a significant portion of our expenses are in NIS.  We therefore expect to continue to be affected by changes in the prevailing NIS/U.S. dollar exchange rate in the future.  Further as we are exploring business opportunities around the world, our investment in prospective businesses may be denominated in non U.S. dollar currencies, and due to the fluctuations in the exchange rates in recent years, we cannot anticipate the impact that the prevailing exchange rate will have on our future investments.

The effects of foreign currency remeasurements are reported in our consolidated financial statements in the statement of operations.

In the past, we entered into currency future contracts and put and call option contracts to reduce our exposure to fluctuations of specific currencies against the dollar, resulting primarily from firm commitments in such currencies. As of December 31, 2009, we had no derivative financial instruments.

Effective Corporate Tax Rate

The statutory Israeli corporate tax rate was 26% in 2009 compared to 27% in 2008 and 29% in 2007

On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147) – 2005, which provides, inter alia, for a gradual reduction in the corporate tax rate to 25% as from the 2010 tax year. On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, an additional gradual reduction in the corporate tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the corporate tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year – 26%, in the 2010  tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year  – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

B.           Liquidity and Capital Resources

Historically we have met our financial requirements primarily through the private sale of equity securities, customer payments and advances and the utilization of bank credit lines.  In addition, we raised capital through equity financings in 2004 and in 2006. In March 3, 2009, we entered into an agreement in principle with Milestones Upgrading Ltd. ("Milestones") for the investment of $3 million in share capital and the grant of a convertible loan of $2 million. Pursuant to the execution of this agreement in principle, the investor provided us with a $1.5 million loan which was considered part of the $2 million loan amount to be granted under the definitive agreement. Milestones did not consummate the investment and in January 2010 we entered into a settlement agreement with Milestones pursuant to which we repaid the loan including interest in a total amount of $1.7 million..  For more information on the Milestones settlement see Item 10C. Material Contracts.

On May 28, 2009, we announced that we entered into an agreement with Golan Investments for the investment of $3.5 million in the Company by means of a debenture, of which $2 million was provided to the Company on May 31, 2009 and the balance of $1.5 million was provided on June 21, 2009 (the "Golan Debenture").  In addition to the debenture, Golan Investments received a warrant to purchase three (3) million ordinary shares of the Company at an exercise price of $0.18, which is exercisable for a period of five (5) years and will terminate in May 2014. The debenture became due twelve (12) months from the issue date in the amount of $3.85 million, and provided that it may be extended for additional consideration. Immediately following the Elbit Transaction, we repaid the Golan Debenture, within the initial twelve (12) month term, in the amount of $4.55 million, in accordance with its terms. The warrants granted to Golan Investments for the purchase of three (3) million ordinary of the Company remain outstanding as of the date of this report.

Upon consummation of the Elbit Transaction, we fully repaid our short-term debt to banks in the amount of $1.75 million. The total obligation for credit received from banks and for bank guarantees provided in favor of the Company was transferred to Elbit and we were released from all outstanding guarantees for the period following the Elbit transaction, except with respect to one bank guarantee in connection with a claim filed by the Company in the amount of $13,000.

As of December 31, 2009, we had cash of approximately $29.9 million and a positive working capital of approximately $31.6 million.

Prior to the Elbit Transaction, our operating cash flow was influenced by cash advances from customers’ offset and by cash used in the performance of ongoing projects. Operating activities for the year 2009, 2008 and 2007, provided (or used) cash of approximately ($11.5) million, $9.6 million and ($0.5) million, respectively. For fiscal 2009, cash used from changes in assets and liabilities of ($11.2) million primarily consisted of an increase in trade receivables of ($10.5) million which were sold to Elbit. For fiscal 2008 and 2007 cash derived from changes in assets and liabilities of $7.3 million and $2.8 million, respectively consisted primarily of an increase in deferred revenues of $7.9 million and an increase in trade payables of $2.9 million in fiscal 2008. In addition, they consisted of an increase in trade receivables of $1.9 million, an increase in deferred revenues of $0.6 million and an increase in trade payables of $0.4 million in fiscal 2007.

Investing activities for fiscal 2009, 2008 and 2007 provided (or used) cash of approximately $37 million, ($5.9) million and ($1.8) million, respectively. Cash flows used in investing activities in fiscal 2009 consisted primarily of proceeds from transaction with Elbit of $28.8 million and a decrease in restricted bank deposits (net of interest received) and deposits in escrow of $8.6 million. The decrease in restricted bank deposits was because we transferred the entire obligation for credit received from banks and for bank guarantees to Elbit.

Cash flows used in investing activities in fiscal 2008 and 2007 consisted primarily of the purchase of fixed assets and intangible assets in the amount of $0.4 million and an increase in restricted bank deposits (net of interest received) of $5.6 million in fiscal 2008 and of a purchase of fixed assets and intangible assets in the amount of $0.4 million and an increase in restricted bank deposits (net of interest received) of $1.5 million in fiscal 2007. The increase in restricted bank deposits was due to an increase in advanced payments and performance guarantees.

Financing activities for fiscal 2009, 2008 and 2007 provided (or used) cash of approximately of $0.2 million, $($0.9) million and $0.4million, respectively.

Cash flows provided by financing activities in fiscal 2009 consisted primarily of exercise of options of $0.18 million. Cash flows used in financing activities in fiscal 2008 and 2007 consisted primarily of repayment of short-term bank credit and loan in the total amount of $1 million in fiscal 2008 and of the receipt of short-term bank credit and loan in the total amount of $1 million and the net repayment of long-term loans from banks of $0.5 million in fiscal 2007, respectively.

C.           Research and Development, Patents and Licenses

See “Item 4 — Information on the Company – B. Business Overview – Research and Development; Intellectual Property.”

D.           Trend Information

Trend information is included throughout the other sections of this Item 5.

E.           Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements which have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial  condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources of our Company.

F.           Tabular Disclosure of Contractual Obligations

As a result of the Elbit Transaction, our significant financial and contractual obligations as of December 31, 2009, and the periods in which such obligations are due are as follows:

	Payments and Amount of Commitment Expiration Per Period (U.S. Dollars in Thousands)
Contractual Obligations	Total Amounts Committed	Less than 1 Year	1-3Years	3-5 Years

Borrowed Lines of credit	-	-	-	-
Guarantees:
Performance guarantees
Advance payment guarantees
Other bank guarantees	13	13
Total Guarantees	13	13
Operating lease commitments	-	-	-	-
Total commercial commitments

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

ITEM 6.                     Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table lists the name, age and position held by our executive officer and directors, as of May 31, 2010:

Name	Age	Position
Aviv Tzidon	54	Director, Chairman of the Board of Directors and Chief Executive Officer
Nir Dor	46	Director
Avraham Gilat	63	Director
Yair Green	66	Director
Uri Manor	67	Director
Jonathan Regev	46	Director*
Alicia Rotbard	63	Director*
Avraham Toledano	50	Director
Avraham Zamir	66	Director

* External Director

Aviv Tzidon has served as our Chief Executive Officer since November 19, 2009 and has been our director and the Chairman of our Board of Directors since November 2003. Mr. Tzidon was the co-founder of BVR-T and served as its Chief Technology Officer and a director since it commenced operations in 1987.  From October 1998, upon the spin-off of BVR Systems (1998) Ltd. from BVR-T, and until April 2000, Mr. Tzidon served as Chairman of the Board of Directors and Chief Executive Officer of BVR-T.  For three years, Mr. Tzidon worked as an independent consultant for Israel Aircraft Industries.  Mr. Tzidon is a member of the Board of Directors of CHUN Holdings Ltd. Mr. Tzidon served as a combat pilot with the Israel Air Force, including reserve service, for approximately 20 years.

Nir Dor has been our director since March 2006. Mr. Dor currently serves as the chairman of the board of directors of Cargal Carton Industries Ltd., Vice Chairman of the board of directors of Global Factoring Ltd. and serves on the board of directors of The Danone Spring of Eden BV. Mr. Dor served as the chief executive officer of Eden Springs Ltd. between 1999 and 2004. Mr. Dor is a certified public accountant and holds a B.A. in business management and finance from the College of Management of Tel-Aviv University.

Avraham Gilat has been our director since June 2005.  Mr. Gilat serves as the Chairman of Soltam Systems Ltd., one of Israel's prominent defense companies and as a Director General of Mikal Ltd., a holdings company for a wide range of defense and commercial activities. Mr. Gilat served in various positions at Israel Military Industries Ltd. Mr. Gilat holds an M.B.A. from New York University and a B.A. in Economics from Tel-Aviv University.

Yair Green has been our director since July 2009.  Mr. Green has been a practicing attorney since 1970, specializing in corporate, property, business and commercial law.  Since 2006, Mr. Green has been Chairman of the Board of Directors of the Jerusalem Academy of Music and Dance.  Mr. Green is a member of the Board of Governors of Ben Gurion University of the Negev and its investment committee, and the Board of Governors of the Hebrew University of Jerusalem.  He was awarded two honorary doctorates, one from Ben Gurion University of the Negev and the other from Bar Ilan University.

Uri Manor has been our director since March  2004. Mr. Manor has served as Managing Director of Datus Ltd., a consulting company specializing in the marketing of defense systems since January 1996, and as Managing Director of Loven Hachatzav Ltd., a holding company specializing in high tech and defense companies since 2001. Mr. Manor is a member of the board of directors of Soltam Systems, Mobideo Aerospace Ltd., Laser Detection Systems Ltd. and CHUN Holdings Ltd.  From 1969 to 1996, Mr. Manor held various management positions in Israel Aircraft Industries Ltd. including Deputy General Manager, MBT Division. Mr. Manor holds a B.Sc. and a M.Sc. in Aeronautical Engineering from Technion- the Israel Institute of Technology.

Alicia Rotbard has been our external director since July 2008.  Ms. Rotbard founded DOORS Information Systems, Inc. in 1989 and served as its CEO until 2002. Since 1989 she has served as President and CEO of Quality Computers Ltd. and from 1980 to 1985, she served as Deputy General Manager of the Tel-Aviv Stock Exchange, managing its computer department and operations.  Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University of Jerusalem.

Jonathan Regev has been our external director since April 2010. Since 2007, Mr. Regev has served as Chief Executive Officer of Abnet Communications Ltd.  From 2004 until 2006, Mr. Regev served as the CFO of Oblicore Inc.  From 2000 until October 2004, Mr. Regev worked at Amdocs Management Limited in various positions including as COO and CFO of Amdocs' CRM Division. From 1998 until 2000, Mr. Regev worked as the Director of Corporate Treasury, Budget Control and CFO Deputy of Nilit Ltd.; from 1995 - 1997 he worked as the Controller and Director of Corporate Economics of the Strauss Group in Israel; and from 1992 – 1995, Mr. Regev worked as Head of Industrial Control and Economic Department of the Manufacturing Division of Tadiran Electrical Appliances Ltd.  Mr. Regev holds a MA in Economics from Technion – the Israel Institute of Technology and a Bs. in Physics from Tel Aviv University.

Avraham Toledano has been our director since July 2009. Mr. Toledano is a certified accountant in Israel and was a senior partner at Ernst & Young, Israel until 2005. Mr. Toledano currently serves as Chief Executive Officer of B.R.Y.T. Capital Group Ltd., and serves as a director of B.R.Y.T. Capital Group Ltd., A.T.L.V. Management and Investment Services Ltd., Nama Holdings Ltd. and Simcha Uriely & Sons Engineering and Construction Company Ltd., which is traded on the Tel Aviv Stock Exchange.  Mr. Toledano holds a B.A. in accounting from the College of Management.

Avraham Zamir has served as our director since July 2009.  Mr. Zamir has been an independent consultant for technology companies in Israel and abroad, and a lecturer for academic institutes on negotiations and marketing in different cultures, since 2001.  Between 1987 until 1990, Mr. Zamir served as a projects manager and marketing director of TIL Consulting Company Ltd.; from 1990 until 1991 Mr. Zamir served as a marketing director for defense systems in RASA Electronic Industries Ltd.; and from 1991-2000 Mr. Zamir served as senior vice-president for business development, marketing and sales of RVB.  Mr. Zamir holds a B.Sc. in aeronautical engineering from Technion- the Israel Institute of Technology.

B.           Compensation

Our executive officers terminated their employment with RVB  as of November 19, 2009, the closing date of the Elbit Transaction. The aggregate remuneration we paid for the period ended November 19, 2009 to all executive officers as a group (4 persons) was approximately $1,068,000 in salaries, fees, commissions, cash pay out of accumulated vacation days, notice period and bonuses. This sum includes an amount of approximately $87,000 set aside to provide for pension, retirement or similar benefits provided to our directors and executive officers and an amount of approximately $305,000 that was paid as transaction bonuses to the 4 executive officers in connection with the consummation of the Elbit Transaction.

Members of our board of directors, other than the chairman of our board of directors and our external directors, do not receive cash compensation for their service on the board of directors or any committee of the board of directors. However, all of our directors are reimbursed for their expenses for each board of directors meeting attended. Our external directors received an aggregate of approximately $23,600 for the year ended December 31, 2009. In addition, the chairman of our board of directors was paid a total of $283,000, inclusive of his salary, for the year ended December 31, 2009.

As of March 31, 2010, options to purchase 5,530,000 Ordinary Shares granted to our directors and executive officers under our option plans were outstanding. The exercise price of these options is $0.18 per share. Of these options, options to purchase 5,530,000 Ordinary Shares are currently exercisable or will become exercisable within 60 days of such date.

B.           Board Practices

Our articles of association provide for a board of directors of not less than two and no more than fifteen members.  Each director, with the exception of the external directors, is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors.

Our articles of association provide that any director may, by written notice, appoint another person to serve as a substitute director and may cancel such appointment.  According to the Companies Law, a person may not serve as a substitute director for more than one director and a director may not serve as a substitute director.  Any substitute director will have all of the rights and obligations of the director appointing him or her, except the power to appoint a substitute, unless the instrument appointing him provides otherwise, and the right to remuneration.  Appointment of a substitute director for a member of a committee of the board of directors is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, such substitute may not be a regular member of such committee and may only be another external director possessing either the same expertise as the external director being substituted or possessing accounting and financial expertise. Unless the time period or scope of any appointment is limited by the appointing director, the appointment is effective for all purposes, but will expire upon the expiration of the appointing director’s term.  To our knowledge, no director currently has appointed any other person as a substitute director.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint no less than two external directors.  The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by such controlling entity.  The term affiliation includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interests with the person’s responsibilities as an external director.  A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or certain professional qualifications. At least one external director must possess accounting and financial expertise and the other external directors are to possess professional qualifications as defined by regulations to the Companies Law.  Financial and accounting expertise require such external director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. A company's board of directors is to determine such candidate's qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the Companies Law and the Israeli Securities Laws. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.  External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

●
the total number of votes for the appointment of the external directors shall include the votes of at least one third of the shares represented at the meeting in person or by proxy, which are not held by controlling shareholders of the company; or

●	the total number of votes against the appointment of the external directors, among the non-controlling shareholders of the company, shall not exceed 1% of the aggregate voting rights in the company.

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

The initial term of an external director is three years and may be extended for an additional three years.  Each committee of a company’s board of directors, which exercises board powers, is required to include at least one external director.  However, the audit committee must include all of the company’s external directors.

Pursuant to the decisions of the General Meetings dated March 1, 2004, Ms. Orit Stav was appointed to serve as external director of the Company for a three-year term. On July 17, 2007, our shareholders extended the appointment of Ms. Stav to continue to serve as external director for an additional three-year term. At the Company's annual general meeting held on July 10, 2008, the Company appointed Ms. Alicia Rotbard to serve as external director, following the completion of two terms by our previous external director, Mr. Amnon Harari. In April 2010, pursuant to the decision of an extraordinary meeting of shareholders, the Company appointed Jonathan Regev as an external director of the Company, following the expiration of Orit Stav's term as external director.  Ms. Stav served two terms as external director of the Company.

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

Limitations on Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

●	a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
●	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;
●	any act or omission done with the intent to derive an illegal personal benefit; or
●	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Audit Committee and our Board of Directors and, in specified circumstances, by our shareholders.

We have obtained liability insurance for our directors and officer.

Audit Committee

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the company’s external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis, a controlling shareholder or any of a controlling shareholder’s relatives. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act.

Our audit committee provides assistance to our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Companies Law, the audit committee is required to identify deficiencies in the management of the company, including by consulting with the internal auditor or the independent accountants, and recommending remedial actions to the board of directors, and is responsible for reviewing and approving certain related party transactions, as described below. The audit committee may not approve such a related party transaction unless at the time of approval the two external directors were serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Management Consulting Agreements

Upon consummation of the Elbit Transaction, the employment of our senior management  was terminated.  Aviv Tzidon was appointed to serve as our Chief Executive Officer, on a consulting basis, as of November 19, 2009, the closing date of the Elbit Transaction.  Upon consummation of the Elbit Transaction, the board of directors of the Company resolved to continue to utilize the consulting services of Dekel Tzidon, through his company, Eyepoint Ltd., and extended the term of such services until  June 30, 2010 for a fixed fee of twenty thousand U.S. Dollars ($20,000). See Item 7. Related Party Transactions, Agreement with Eyepoint Ltd.

Employee Share Option Plans

In January, 2004, our board of directors adopted a share option plan or Plan, under which options for the purchase of 5,000,000 Ordinary Shares of the Company may be granted to our employees and consultants. Options granted under this Plan expire five years from the date of grant.  Our Plan is administered by our board of directors and  our employees are eligible to participate in this plan. Our board of directors has complete discretion to make all decisions relating to the interpretation and operation of our Plan, including the discretion to determine which eligible individuals will receive an award, and to determine the type, number, vesting requirements and other features and conditions of each award.

In 2006, our board of directors increased the total options offered under the Plan to 5,200,000 Ordinary Shares. As of December 31, 2009 and as of March 31, 2010, 5,889,200 options have been granted under the Plan to employees and consultants of the Company at an exercise price ranging between $0.145 and $0.65 per share. These options vest over five years at a rate of one-fifth per year, and expire three years after vesting.   According to our option plan the Company used the expired and cancelled options for the difference between the amount that was offered and the amount was granted to employees.

As of December 31, 2009 and as of  March 31, 2010 1,937,600 employee options had expired and 110,000 employee options were exercised (not including1,000,000  options granted to our chairman of the board of directors that were also exercised during 2009).

As of December 31, 2009 and as of March 31, 2010, we had outstanding employee options for the purchase of an aggregate of 3,841,600 Ordinary Shares of the Company (not including 3,600,000 outstanding options that were granted to our chairman of the board of directors).

On September 13, 2009, the Company's Board of Directors approved the acceleration of the vesting dates for options held by employees of the Company who accept offers of employment from Elbit, in connection with the Elbit Transaction.

In February, 2010, our board of directors resolved to extend the exercise period of all options granted to former employees of the Company until September 20, 2010, where such options were scheduled to expire prior to such date.

Employees

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.  Data reported for 2009 reflects the Company's employees as of November 19, 2009, the closing date of the Elbit Transaction:

	Year ended December 31,
Activity	2009	2008	2007
Production & Research and Development	111	116	98
Marketing and Sales	4	6	7
Administration and Management	13	14	12
Total	128	136	117

As of March 31, 2010, we did not employ any employees.  Mr. Aviv Tzidon serves as our Chief Executive Officer on a consulting basis, the terms of which were approved by our shareholders in January 2010.  In connection with the consummation of the Elbit Transaction, we entered into a short-term consulting agreement with Dekel Tzidon which expires on June 30, 2010.

We are subject, like all Israeli employers, to labor laws and regulations in Israel.  These laws principally concern matters like paid annual vacation, paid sick days and other conditions of employment. In addition, Israeli law generally requires severance pay, which may be funded by managers’ insurance described below (or by other funds), upon the retirement or death of an employee or termination of employment, subject to the provisions of the law.  Provisions for severance pay amount to approximately 8.33% of wages.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is broadly parallel to the United States Social Security Administration.  These amounts also include payments by the employee for national health insurance.  The total payments to the National Insurance Institute are equal to approximately 16.25% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

We and any Israeli employees we may employ in the future will be subject to certain provisions of the general collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Association, by order of the Israel Ministry of Labor and Welfare.

D.           Share Ownership

As of March 31, 2010, Aviv Tzidon beneficially owned an option to purchase 3,600,000 Ordinary Shares, (for further information, see item 6B) exercisable at a price of $0.18 per share for three years. Assuming the exercise of such options and no other exercise of our convertible securities, Mr. Tzidon will hold 3.78% of our then outstanding Ordinary Shares. In addition, Mr. Tzidon holds 50% of Chun LP, which beneficially owned, as of March 31, 2010, 58,142,608 Ordinary shares, amounting to 49.29% of our outstanding Ordinary Shares.

Other than Mr. Aviv Tzidon, none of our directors and officers beneficially own more than 1% of our outstanding equity securities.

Item 7.                        Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of, March 31, 2010 by each person or entity known to own beneficially more than 5% of our outstanding Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Outstanding Ordinary Shares(2)
CHUN Holdings Limited Partnership (3) c/o Datus Ltd. 4 Koifman Street, Tel Aviv, 68012, Israel	58,142,608		49.29%
H.S.N General Managers Holdings LP 7 Berkowitz St. Tel Aviv Israel	20,000,000		16.95%
Polar Investments House Platinum House 21 Ha’arbah St. Tel Aviv 64731 Israel	6,252,207	(4)	5.30%
Bank Leumi Le-Israel B.M. 24-32 Yehuda Halevi St. Tel Aviv 63432 Israel	6,111,111		5.18%

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of March 31, 2010.

(2)
Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of March 31, 2010 are treated as outstanding only for the purposes of determining the percent owned by such person or group.  The percentage of outstanding ordinary shares is based on 117,970,535 Ordinary Shares outstanding as of March 31, 2010.

(3)
Based on information reported by Chun LP in its Schedule 13D, the general partner of Chun LP is Chun Holdings Ltd., a private Israeli company jointly held by Aviv Tzidon (50%), and Portel Marketing SA (50%). In February 2010, Portel Marketing S.A. initiated legal proceedings in the Tel Aviv District Court for the dissolution of Chun Holdings L.P.  The litigation is ongoing.

(4)	Includes 3,181,807 Ordinary Shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd.

As of March 31, 2010, there were a total of 3 holders of record of our ordinary shares with addresses in the United States. Such United States holders were, as of such date, the holders of record of 223,375 ordinary shares representing approximately 0.19% of our outstanding share capital. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 15% of our outstanding ordinary shares as of said date.

B.           Related Party Transactions

Agreement with Consult Wise Pte Ltd.

On January 1, 2007, we entered into an agreement with Consult Wise Pte Ltd., a Singaporean company.  Maayan Tzidon, (the brother of Aviv Tzidon, the Chairman of our Board of Directors), holds 50% of the issued and outstanding shares of Consult Wise. Pursuant to this agreement, we agreed to pay Consult Wise $3,500 per month for the provision of marketing services and $3,500 per month to support our operations in Singapore.  Consult Wise may receive commissions on purchase orders issued by customers introduced to us pursuant to its marketing services. On April 19, 2009 this agreement was renewed for an additional two year period, retroactively from January 1, 2009 until December 31, 2010.  This agreement was terminated in November 2009, following the Elbit Transaction.

Agreement with Eyepoint Ltd.

On March 1, 2004, the Company entered into a consulting agreement with Eyepoint Ltd., an Israeli company wholly owned by Mr. Dekel Tzidon, who is the brother of Mr. Aviv Tzidon, the Chairman of our Board of Directors. Pursuant to this consulting agreement, Mr. Dekel Tzidon served as our Vice President of Research & Development and Chief Technological Officer. In July, 2008, Mr. Dekel Tzidon resigned as our Vice President of Research & Development and Chief Technological Officer but continued to work for us on a part-time basis. As of March 31, 2010, Mr. Dekel Tzidon provides consulting services to the Company, on a limited basis, pursuant to a consulting agreement  between the Company and  Eyepoint Ltd. which expires  on June 30, 2010.

Sale of Shares to Principal Shareholders

Sale of Shares to and Issue of Warrants to H.S.N General Managers Holdings L.P.

In March 2006, H.S.N General Managers Holdings L.P. (or HSN), an Israeli limited partnership led by Mr. Nir Dor invested $3.6 million in our share capital in consideration for the issuance of 20,000,000 Ordinary Shares, representing approximately 17% of our issued share capital, at a price per share of $0.18. In connection with this investment, HSN was issued three separate warrants for the purchase of 6,000,000 of our Ordinary Shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00 per share, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions. These warrants expired in March 2009.  In connection with its investment, HSN was granted the right to appoint a representative to our board of directors for such time as it holds not less than 9% of the Company's outstanding share capital. Mr. Dor has served as a member of our board of director in this capacity since March 2006.

Employment Agreements

As of March 31, 2010, the Company is not a party to an employment agreement with any individual.  On January, 2010, our shareholders approved the terms of service of Aviv Tzidon, our Chief Executive Officer.  In March 2009, we entered into a consulting agreement pursuant to which Mr. Dekel Tzidon provides services to the Company on a limited basis through June 30, 2010. See “Item 6 – Directors, Senior Management and Employees – C. Board Practices—Management Employment Agreements.”

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.                       Financial Information

A.           Consolidated Statements and Other Financial Information

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

Milestones Upgrading Ltd. Settlement Agreement

On March 3, 2009, we entered into an agreement in principle with Milestones Upgrading & Industries Company Ltd., or Milestones Upgrading Ltd., for the investment of $3 million in our share capital at a price per share of $0.156, and the grant of a convertible loan in the amount of $2 million (the "Agreement in Principal"). Pursuant to the Agreement in Principle which was executed in March 2009, Milestones Upgrading Ltd. provided us with a loan in the amount of $1.5 million, as part of the $2 million loan to be granted under the definitive agreements. In May 2009, Milestones Upgrading Ltd. informed us that they may not be able to complete the investment in the Company and requested an extension of the negotiation period, as detailed in the Agreement in Principle, in order to ascertain if they would be able to resolve their difficulties.  In a letter sent to Milestones Upgrading Ltd., in May 2009, the Company advised Milestones Upgrading Ltd. that the Company was of the position that a binding agreement was entered into between the parties.  Milestones responded to the letter in May 2009  disclaiming the Company's claims.  In June 2009, the Company filed a motion for a declaratory judgment against Milestones Upgrading Ltd. declaring that: (i) the Agreement in Principal is binding upon Milestones Upgrading Ltd.; (ii) Milestones Upgrading Ltd. is in breach of the Agreement in Principal; and (iii) the $1.5 million loan issued by Milestones Upgrading Ltd. to the Company is part of the convertible loan which was to be provided under the decisive agreement.

In December, 2009, we entered into a settlement agreement with Milestones Upgrading Ltd. whereby both parties settled all claims against one another and pursuant to which we repaid the initial loan amount together with interest, for a total payment of $1.687 million  to Milestones Upgrading Ltd.

HarTech Litigation

In May 2009, we initiated legal action in Tel Aviv District Court against HarTech Systems Limited ("HarTech"), HarTech Technologies Limited, Mr. Ofer Har, and three employees of the HarTech companies (the "Defendants") for infringement of our intellectual property rights relating to our simulation and live training software. Our action sought to enjoin the Defendants from further breach of our intellectual property rights.  Our initial claim requested damages for infringement in the amount of approximately $2.5 million (NIS 10 million) as well as additional costs and injunctive relief.

In June 2009, we requested that the court require the Defendants to deposit the source code of the disputed intellectual property in escrow.  The source code was deposited in escrow in exchange for a bank guarantee of approximately $13,000 (NIS 50,000).

In August 2009, HarTech filed a counterclaim seeking recovery for non-payment of fees due under a consulting agreement between the Company and HarTech in the amount of approximately $241,000  (NIS 907,000) as well as damages to the Defendant's reputation, stemming from our lawsuit, in the amount of approximately $660,000 (NIS 2,500,000 ).

As of December 31, 2009 the Court granted a lien to Elbit regarding to this lawsuit   in the amount of the original claim (NIS 907,000).  However, in April 2010, the Court reduced this amount to approximately $95,000   (NIS 360,000) to guarantee the Company's ability to pay any future judgment of the Defendant's claims. The litigation is ongoing.  The Company does not believe that the outcome of this litigation is likely to have a material adverse effect on its future financial results or financial condition.

Significant Changes

There have been no material changes in our financial position since December 31, 2009 except as otherwise disclosed in this annual report.

ITEM 9.                      The Offer and Listing

A. Offer and Listing Details

Our Ordinary Shares are listed and traded on the Over The Counter Bulletin Board under the symbol RVBHF.OB.

The following table sets forth, for the periods indicated, the range of high and low sales prices of our Ordinary Shares:

2005	High	Low
Year ending December 31, 2005	$0.72	$0.20
2006
Year ending December 31, 2006	$0.28	$0.15
2007
Year ending December 31, 2007	$0.24	$0.14
2008
Year ending December 31, 2008	$0.20	$0.11
2009
Year ending December 31, 2009	$0.26	$0.05
2008
First Quarter	$0.20	$0.16
Second Quarter	$0.19	$0.16
Third Quarter	$0.18	$0.11
Fourth Quarter	$0.18	$0.12
2009
First Quarter	$0.15	$0.09
Second Quarter	$0.20	$0.12
Third Quarter	$0.23	$0.18
Fourth Quarter	$0.19	$0.11
Most Recent Six Months
December 2009	$0.18	$0.15
January 2010	$0.17	$0.14
February 2010	$0.17	$0.14
March 2010	$0.17	$0.12
April 2010	$0.16	$0.13
May 2010	$0.17	$0.14

B.           Plan of Distribution

Not applicable.

C.           Markets

Our Ordinary Shares traded on the Nasdaq Capital Market until February, 2003 under the ticker symbol BVRSF.  Our Ordinary Shares were then delisted from the Nasdaq Capital Market after we failed to comply with its required listing standards.  Our Ordinary Shares traded on the Over-the-Counter Bulletin Board under the symbol “BVRSF.OB” from February, 2003 until March 2010.  Following the Elbit Transaction and our name change to R.V.B. Holdings Ltd, we changed our ticker symbol and on March 2, 2010, our Ordinary Shares began trading on the Over-the-Counter Bulletin Board under the symbol "RVBHF.OB".

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.                     Additional Information

A.           Share Capital

Not applicable.

B.           Memorandum and Articles of Association

Objects and Purposes

We are a public company registered under the Israeli Companies Law as R.V.B. Holdings Ltd, registration number 52-004362-1. We adopted new Articles of Association on January 4, 2010.  Pursuant to Article 5 of our Articles of Association, our objective is to engage in any lawful activity.

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

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.  The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

●	information on the appropriateness of a given act or action to be approved or performed by the officer holder by virtue of his or her position; and

●	all other important information pertaining to such an act or action.

●	The duty of loyalty requires an office holder to act in good faith for the interests of the company and includes a duty to:

●	refrain from any conflict of interest between the performance of the office holder’s duties in the company and his or her personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or for others; and

●	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.

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

Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	likely to have a material impact on the company’s profitability, assets or liabilities.

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

Directors’ Compensation

Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors.  Arrangements as to compensation of directors also require audit committee approval, prior to board approval, as well as shareholder approval. Our Articles of Association allow us to compensate members of the board of directors for their services, provided that such compensation has been approved in accordance with the Companies Law.

Directors’ Borrowing Powers

Our Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company. Such borrowing powers may be exercised by a majority of the board in accordance with our Articles of Association.

Rights attached to our Shares

Dividend Rights. Our Articles of Association provide that our Board of Directors may, from time to time, declare and cause the company to distribute such dividends and/or bonus shares as may appear to the Board of Directors to be justified.  Subject to the rights of the holders of shares with preferential or other special rights that may be authorized in the future, holders of Ordinary Shares are entitled to receive dividends according to their rights and interest in our profits.

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

Modification of Rights

Unless otherwise provided by our articles of association, rights attached to any class may be modified or abrogated by a resolution adopted in a general meeting approved by an ordinary majority of the voting power represented at the meeting in person or by proxy and voting thereon, subject to the sanction of a resolution passed by an ordinary majority of the shares of such class present and voting as a separate general meeting of the holders of such class.

Shareholders’ Meetings and Resolutions

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the board may designate. At such reconvened meeting the required quorum consists of any two shareholders present in person or by proxy.

Under the Companies Law, each shareholder of record will be provided at least 21 calendar days’ prior notice of any general shareholders meeting.

Under the Companies Law and our articles of association, all resolutions of our shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter, subject to certain exceptions provided for under the Companies Law, such as a merger, which require a majority of at least 75% of the shares present.

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders, such as in voting in the general meeting of shareholders on the following matters:

●	any amendment to the articles of association;

●	an increase of our authorized share capital;

●	a merger; or

●	approval of certain actions and transactions that require shareholder approval.

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

Mergers and Acquisitions under Israeli Law

The Companies Law includes provisions that allow a merger transaction and require that each company that is a party to a merger have the transaction approved by its board of directors and a vote of at least 75% of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice.  For purposes of the shareholders vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the other party, or the right to appoint 25% or more of the directors of the other party, vote against the merger.  Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger.  In addition, a merger may not be completed unless at least 50 days have passed from the time that a proposal for the approval of the merger has been filed with the Israel Registrar of Companies and 30 days have passed from the time that the approval of the merging parties' shareholders has been received.

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

C.           Material Contracts

Elbit Transaction

On July 19, 2009, we entered into an Asset Purchase Agreement with Elbit Systems Ltd., whereby Elbit acquired substantially all of our assets and business for a cash consideration of $34 million and to assume substantially all of our business related liabilities.  The purchase price of $34 million was based on the assumption that the purchased projects were balanced, or consistent with the presented stage of execution.

The shares of our Singapore based wholly-owned subsidiary, BVR S Pacific PTE were included in the assets bought by Elbit.

An amount of $1,500,000 was placed in escrow for a period of 120 days following the November 19, 2009 closing date of the Elbit Transaction (the "Closing Date"), at which time the parties would determine the actual adjustment amount, if any, of up to the $1.5 million  held in escrow. In March 2010, the Company received a letter from Elbit which claimed that, according to the terms of the escrow agreement and the Asset Purchase Agreement, Elbit was entitled to a purchase price adjustment of nine hundred seventy thousand five hundred forty U.S. Dollars ($970,540) from the money held in escrow.  We have disputed Elbit's claim and the parties are currently in discussions in an effort to resolve this dispute. In March 2010, five hundred twenty nine thousand six hundred forty U.S. Dollars ($529,460) was released from the escrow and returned to the Company.

The Asset Purchase Agreement includes representations and warranties made by us for the benefit of Elbit, with respect to our structure and various aspects of our business. These representations and warranties generally survive for a period of eighteen (18) months from the November 19, 2009 closing date of the Elbit Transaction.  We issued a pledge in favor of Elbit in an amount of $1,500,000, as a guarantee against such representations and warranties, pursuant to a pledge agreement entered into between us and Elbit, executed as of the Closing Date.

An amount of $1,885,274 was placed in a trust account to cover any settlement agreement resulting from the Milestones litigation. In December 2009, pursuant to the terms of the Settlement Agreement entered into between the Company and Milestones Upgrading Ltd. ("Milestones"), the Company paid Milestones $1,687,000. In December 2009, the amount remaining in the trust account, $198,274 was released to the Company.

An amount of $2,580,000 was placed in a trust account to cover the Company's outstanding payments to suppliers.  As of May 31, 2010, an amount of $1,536,902 has been paid to suppliers and released from the trust account to the Company and the remaining sun of $1,043,098 (not including the interest received on that deposit) remained in trust.

Pursuant to the APA, we agreed to cooperate with Elbit, to the extent required, with respect to Elbit's benefit from certain non-transferable assets and performance, on a back-to back basis, of our obligations thereunder.

Of the total consideration that we received from Elbit for the sale of our business

●            $ 26,812,301 was transferred to our bank account on the closing date;

●
$1,500,000 was placed in an escrow account for 120 days from the closing date to cover any required balancing adjustments.  An amount of $529,460 was released to the Company in March 2010.  The parties are currently in discussions to resolve their dispute over Elbit's claim to $970,540 of the money held in escrow.

●
$1,885,274 was placed in a trust account to cover any settlement payment in connection with the Milestones litigation.  In December 2009, in connection with a settlement agreement between the Company and Milestones Upgrading Ltd., the Company paid $1,687,000 to Milestones Upgrading Ltd. The remaining $198,274 was released to the Company in December 2009.

●
$1,500,000 has been pledged in favor of Elbit pursuant to a pledge agreement between the Company and Elbit, as a guarantee of certain representations and warranties made by the Company to Elbit in the APA for eighteen (18) months from Closing Date or May 19, 2011.

●
$2,580,000 was placed in a trust account to cover the Company's outstanding payments to suppliers.  As of May 31, 2010, $1,536,902 was paid to suppliers and released to the Company and $ 1,043,098 (not including the interest received on that deposit) remained in trust.

As at the Closing Date, there were certain assets that were unable to be transferred to Elbit (“Non-transferable Assets and Liabilities”). Therefore we entered into an agreement with Elbit, regarding such Non-transferable Assets and Liabilities which stipulates that until such Non-transferable Assets and Liabilities are able to be transferred to Elbit, we shall provide Elbit with the benefit of each of the non-transferable assets and Elbit shall satisfy or perform any liability, back-to-back with our obligations. Both parties agreed that Elbit shall be responsible for the fulfillment of the undertaking under any contract with respect to non-transferable assets and shall provide the products and/or services, via the Company.

The foregoing description of the Asset Purchase Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Asset Purchase Agreement filed by us as Exhibit 4.1 of Item 19.

Agreement with Milestones Upgrading Ltd.

On March 3, 2009, we entered into an agreement in principle with Milestones Upgrading & Industries Company Ltd., or Milestones Upgrading Ltd., for the investment of $3 million in our share capital at a price per share of $0.156, and the grant of a convertible loan in the amount of $2 million (the "Agreement in Principal"). Pursuant to the Agreement in Principle which was executed in March 2009, Milestones Upgrading Ltd. provided us with a loan in the amount of $1.5 million, as part of the $2 million loan to be granted under the definitive agreements. In May 2009, Milestones Upgrading Ltd. informed the Company that it had encountered technical difficulties that may prevent it from actualizing its investment in the Company. As such, Milestones Upgrading Ltd. requested an extension of the negotiation period, as detailed in the Agreement in Principle, in order to ascertain if they would be able to resolve their difficulties.  In a letter sent to Milestones Upgrading Ltd., in May 2009, we advised Milestones Upgrading Ltd. that as Milestones Upgrading Ltd. completed its due diligence review without any comments to us, and as the parties reached a form of definitive agreement acceptable to both parties, we were of the position that a binding agreement was entered into between the parties. Milestones responded to the letter in May 2009 disclaiming our claims.

On May 4, 2009, we filed a motion for a declaratory judgment against Milestones Upgrading Ltd. declaring that: (i) the Agreement in Principal is binding upon Milestones Upgrading Ltd.; (ii) Milestones Upgrading Ltd. is in breach of the Agreement in Principal; and (iii) the $1.5 million loan issued by Milestones Upgrading Ltd. to us is part of the convertible loan which was to be provided under the decisive agreement.

In December 2009, we entered into a settlement agreement with Milestones Upgrading Ltd. pursuant to which we repaid the loan, including interest, in the amount of $1,687,000.

Agreement with Yuval Golan Investments Ltd and Michael Golan Securities Holdings Ltd.

On May 28, 2009, we entered into an agreement with Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd., or collectively Golan Investments, whereby the Company issued a $3.5 million debenture to Golan Investments (the "Golan Agreement").  Pursuant to the terms of the Golan Agreement, Golan Investments provided $2 million to the Company on May 31, 2009, and $1.5 million  on June 21, 2009.  In addition to the debenture, Golan Investments received a warrant to purchase three (3) million ordinary shares of the Company at an exercise price of $0.18, which was exercisable for a period of five (5) years.  The debenture became due twelve (12) months from the issue date in the amount of $3.85 million. The Golan Agreement provided that, in the event that a merger or acquisition of the Company occurred within twelve (12) months of the Effective Date of the Golan Agreement, the debenture became due, in the amount of $4.55 million.  The Golan Agreement further provided that if the Company did not repay the debenture within twelve (12) months from the date of issue, then (a) as of the commencement of the second year of the term of the debenture, the debenture will bear a return rate of 15% per annum; (b) upon a merger or acquisition transaction of the Company during the second year of the term of the debenture, the Company will  repay to Golan Investments an amount of $5,600,000;  and (c) the Company will issue to Golan Investments additional warrants to purchase 6,000,000 Ordinary Shares, at an exercise price per share of $0.18, exercisable for a period of four years commencing as of the date of entitlement.

The debenture was repaid within the initial twelve (12) months term in the amount of $4.55 million, in November 2009.

Partnership Agreement with InterSense Inc.

In March 2009, we entered into a partnership agreement with InterSense Inc., to develop the First Responders Independent Navigation Device (or FIND) (the "Partnership Agreement"). Under the Partnership Agreement, InterSense committed to lead the development of the core sensing component based on its NavShoe™ technology, a boot-mounted inertial sensor that provides highly accurate position data.  We committed to lead the overall system design, develop the command and control network to enable easy use of the system by field commanders and perform final system integration. We received supplemental financial support for the development and deployment of the system by the Binational Industrial Research and Development (BIRD) Foundation.  This development project was assigned to Elbit as part of the Elbit Transaction.

Material Sales and Service Agreements

All of the material sales and service agreements listing herein were assigned to Elbit on November 19, 2009 as part of the Elbit Transaction.

In September 2009 we entered into a contract valued at over $10 million for the sale of our Distributed Mission Trainer.  We agreed to act as a major sub-contractor in a program for the provision of a high end Distributed Mission Trainer, in consideration of approximately $10 million.

In September 2009, we entered into a Maintenance and Support contract with one of our leading customers valued at more than $4 million pursuant to which we agreed to maintain, support and provide spare parts for our "EHUD" AAMI (Autonomous Air Combat Maneuvering Instrumentation) system.

In September 2009 we entered into a contract valued at $5 million for the integration of our EHUD Air Combat Maneuvering Instrumentation (ACMI) system to an Electronic Warfare Training Center for an international customer.

In February 2009, we entered into a contract with an international customer for the supply of an Airborne Live Training Program.  The contract price is $2.5 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project.

In January 2009, we entered into license agreement, with a major European defense company pursuant to which BVR granted the company a worldwide, non exclusive license to BVR's Embedded Virtual Avionics (EVA) patents. In addition to this agreement, BVR and the company agreed to evaluate joint business opportunities in the area of live and virtual training.  The contract price is approximately $2.9 million, and is payable in accordance with a predetermined payment schedule during the two years following the effective date of the agreement.

In January 2009, we entered into a contract with a leading air force to train Instructors of Weapon Systems Operators (IWSO).  The contract price is approximately $1.45 million, which, as in substantially all of our contracts, is payable in accordance and subject to timely milestones during the lifetime of the project.

For a summary of our other material contracts, see:

“Item 4 – Information on the Company – A. History and Development of the Company”
“Item 4 – Information on the Company – B. Business Overview – Strategic Relationships”
“Item 6 – Directors, Senior Management and Employees – B. Compensation”
“Item 7 – Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

D.           Exchange Controls

Under current Israeli regulations, we may pay dividends or other distributions in respect of our Ordinary Shares either in non-Israeli or Israeli currencies.  If we make these payments in Israeli currency, they will be freely converted into non-Israeli currencies at the rate of exchange prevailing at the time of conversion.  Because exchange rates between the NIS and the dollar continuously fluctuate, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date we pay them in NIS.  See “Item 3. Key Information— D. Risk Factors.”

Non-residents of Israel may freely hold and trade our securities pursuant to the general permit issued under the Israeli Currency Control Law, 1978.  Neither our memorandum of association nor the laws of the State of Israel restrict the ownership of our Ordinary Shares by non-residents in any way, except with respect to citizens of countries which are in a state of war with Israel.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 26% of their taxable income in 2009.  The corporate tax was reduced to a rate of 25% in 2010, and will be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

However, the rate is effectively reduced for income derived from an approved enterprise, as discussed herein. On November 19, 2009, the Investment Center informed the Company that it approved the transfer of all "Approved Enterprise" certificates previously received by the Company from the Investment Center to Elbit in conjunction with the Elbit Transaction.

Tax Benefits under the Law for the Encouragement of Capital Investments, 1959

On March 30, 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law – 1959 (the "Encouragement Reform").

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

A.           The Investment Law before the Encouragement Reform (relevant for year 2009 and the period  before the Elbit Transaction)

The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an "Approved Enterprise."  Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits under the law are not generally available with respect to income derived from products manufactured outside of Israel.

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

Subject to compliance with applicable requirements, income derived from our Approved Enterprise facilities will be tax exempt for a period of two years after we have taxable income and will be subject to a reduced rate of corporate tax of up to 25% depending on the extent of foreign shareholders holding our ordinary shares for the following five years. Due to cumulative losses for tax purposes, we have not yet utilized tax benefits derived from our Approved Enterprise facilities and pursuant to the Elbit Transaction all related tax benefits were transferred to Elbit.

B.           Outline of the primary changes of the Encouragement Reform (relevant for year 2009 and the period before the Elbit Transaction)

The Encouragement Reform provides that "Approved Enterprise" status will continue to be granted by the Investment Center to qualifying investments. However, the Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export to market of at least 12 million residents.

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

Tax benefits are available under the Encouragement Reform to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Encouragement Reform states that the company must make an investment which meets all the conditions set out in the Amendment and exceeds a minimum amount specified in the Law (at least  NIS 300,000). Such investment allows the company to receive a "Beneficiary Enterprise" status, and may be made over a period of no more than three years ending on the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Beneficiary Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion, as follows:

Production Assets	% of Required Investment	Required Investment
Up to NIS 140 million	12%	Up to NIS 16.8 million
From NIS 140 – 500 million	7%	From NIS 16.8 – 42 million
Over NIS 500 million	5%	From NIS 42 million

The extent of the tax benefits available under the Amendment to qualifying income of a Beneficiary Enterprise are determined by the geographic location of the Beneficiary Enterprise. The location will also determine the period for which tax benefits are available.

Dividends paid out of income derived by a Beneficiary Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative package of benefits. Therefore, dividends paid out of income derived by a Beneficiary Enterprise (or out of dividends received from a company whose income is derived from a Beneficiary Enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The reduced rate of 15% is limited to dividends and distributions out of income derived from a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during a period in which the Beneficiary Enterprise was exempt from tax will be subject to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, (or lower in the case of a qualified company owned by a certain percentage of non-Israeli residents). The dividend recipient would be subject to tax at the rate of 15% on the amount received which tax would be deducted at source.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs approved by a governmental committee of the Office of the Chief Scientist (“OCS”) are eligible for grants, in exchange for payment of royalties from revenues generated by the products developed in accordance with the programs. Once a project is approved, the OCS will award grants between 20-50% of the project’s approved budget, in exchange for royalties at a rate of 2% to 6%, depending on the date of approval of the project, of the proceeds from the sales of the products that are developed from projects funded by the OCS. These royalties must be paid starting from commencement of sales of those products and ending when 100% of the dollar value of the grant was repaid or, for projects approved after January 1, 1999, the dollar amount of the grant plus interest at the rate LIBOR for dollar deposits in a twelve-month period.

The terms of this Israeli governmental participation also require that the products developed with government grants be manufactured in Israel, unless a special governmental committee, in its discretion, consents to manufacturing abroad. In addition, in the event that any of the manufacturing rights are sold or transferred to parties or performed outside of Israel, if approved by the special governmental committee, a company may be required to pay royalties at a higher rate and be liable to an increased aggregate pay back amount depending on the portion of manufacturing performed outside of Israel, up to a maximum of 300% of the dollar amount of the grant, unless the amount of production outside Israel is less than 10% of the original rate of production of the products developed with these grants. In this particular case, although the OCS may resist to the transfer of production within 30 days from the receipt of an announcement to that effect, this law does not impose obligation to pay enlarged royalties to the OCS. Prior to the recent amendment of this law, the technology developed pursuant to the terms of these grants could not have been sold or transferred outside of Israel under any circumstances, and could not have been sold or transferred to third parties within Israel without the prior approval of the governmental committee. However, pursuant to an amendment of this law, which entered into force on March 30th, 2005, the special governmental committee may, in special cases, approve the transfer or sale of the technology outside of Israel. Such sale or transfer, even if approved, may impose on a company a substantial payment, which generally may be as high as the amount of the grants received by a company, increased in proportion to the increase of the value of the technology or the company less any royalty payments already paid to the government. This approval is not required for the export of any products resulting from that research development. Approval of the sale or transfer of technology within Israel may be granted only if the recipient abides by all of the provisions of this law and the regulations promulgated there under, including the restrictions on the sale or transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that this consent, if requested, will be granted.

Each application to the OCS is reviewed separately, and grants are based on the program’s approval by the research committee of the OCS. Expenditures supported under other incentive programs of the State of Israel are not eligible for OCS grants.

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

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 or the Inflationary Adjustments Law, which was, in effect, repealed as of January 1, 2008, represented an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.  The Inflationary Adjustments Law is highly complex.  For all tax years prior to 2008, the features which were material to us were as follows:

(a)
There was a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets.  Where a company’s equity, as defined in such law, exceeded the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess was allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis).  If the depreciated cost of fixed assets exceeded a company’s equity, then such excess multiplied by the applicable annual rate of inflation was added to taxable income.

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

On January 1, 2006, an amendment to the Israeli tax regime became effective (the “2006 Tax Reform"). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) of the company issuing the shares. There will generally be no capital gains tax on the inflationary surplus. A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months proceeding this date he had been a substantial shareholder.

Application of the U.S.-Israel Tax Treaty to Capital Gains Tax

Under  Israeli law, the capital gain from the sale of shares by non-Israeli residents is tax exempt in Israel as long as our shares are listed on the Nasdaq Global Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign exchange, and (C) if the seller is a corporation, less than 25% of its means of control are held by Israeli residents. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

●	who holds such shares as a capital asset;

●	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

●	who is entitled to claim the benefits available to the person by the U.S.-Israel Tax Treaty.

However, this exemption does not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the holder is a resident of the United States within the meaning of `the U.S.-Israeli Tax Treaty who holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. Under these circumstances, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such U.S. resident generally will be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividends

Non residents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 20%, or 25% if the dividend recipient is a significant Controlling Shareholder, which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel’s Law for the Encouragement of Capital Investments-1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and, if the company has not derived more then 25% of its revenues from passive income. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise then the tax will be 15%.

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

Interest Rate Risk

We are exposed to interest rate volatility primarily relating to interest rate changes applicable to our withdrawals under our credit lines.  Our credit lines bear interest at rates, which vary with changes in LIBOR.  We do not speculate on the future direction of such interest rates. On March 2004, the Company reached an agreement with its principal bank lenders for the repayment of $6.55 million and the deferral of repayment of long-term loans totaling $1.5 million until the years 2005, 2006 and 2007. As of December 31, 2009, 2008 and 2007, there were no current maturities of long – term loans.

The weighted average interest rates on short-term bank credit (linked to the U.S. dollar) as at December 31, 2007, 2006 and 2005 are 7.45%, 6.9% and 5.4%, respectively.

Equity Price Risk

As of December 31, 2009, we did not have any marketable securities that were recorded at a fair value. Hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

As of December 31, 2009, we had cash in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $69,000(out of $29,886,000 in cash and cash equivalents that we had in total). Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our cash and cash equivalents would decrease by $6,200.  As of December 31, 2009, we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $191,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by $17,000. As of December 31, 2009, we had other receivables in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $331,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by $30,000. As of December 31, 2009, we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $176,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $16,000. As of December 31, 2009, we had other payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $357,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the fair value of our accounts payable would increase by $32,000. As of December 31, 2009, we had long-term payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $77,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the fair value of our accounts payable would increase by $7,000.

As of December 31, 2009 we had accounts payable in Singapore Dollar (SGD) or in funds linked thereto in the amount of $9,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/SGD exchange rate. Assuming such an increase in the dollar/SGD exchange rate, the results of operations of the Company would not have any material effect.

As of December 31, 2009, we had cash and cash equivalents in Euro or in funds linked thereto in the aggregate amount of $191,000. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar/Euro exchange rate. Assuming such a decrease in the dollar/Euro exchange rate, the fair value of our other payables in Euro would increase by $17,000. As of December 31, 2009, we had accounts receivable in Euro or in funds linked thereto in the aggregate amount of $815,000. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar/ Euro exchange rate. Assuming such an increase in the dollar/Euro exchange rate, the fair value of our Euro accounts receivable would decrease by $74,000.

ITEM 12.                     Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.                     Defaults, Dividend Arrearages And Delinquencies

Not applicable.

ITEM 14.                     Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.                     Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and principal financial officer to allow timely decisions to be made regarding required disclosure.  Our management, including our chief executive officer and principal financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and principal financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and principal financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). The term of our Chief Financial Officer was terminated as of the date of the Elbit Transaction, November 19, 2009.  Since such date, our current Chief Executive Officer has served as the sole officer of the Company.  In conjunction with the Elbit Transaction, we entered into a Services Agreement with Elbit, whereby our former Chief Financial Officer together with former finance and accounting personnel of the Company, who as of the Elbit Transaction became employees of Elbit, will continue to provide us with finance and accounting services, including all related internal controls and procedures through June 30, 2010.   Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Our management and the chairman of our audit committee assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting.  Based on that assessment, our management concluded that as of December 31, 2009 the company’s internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

ITEM 16.                     Reserved

ITEM 16A.                  Audit Committee Financial Expert

Our board of directors has determined that Alicia Rotbard is our audit committee financial expert and is independent as defined by the applicable SEC and Nasdaq regulations.

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

ITEM 16C.                  Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Somekh Chaikin, a member of KPMG International (Independent Registered Public Accounting Firm) for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2009 and 2008, and for other services rendered.

	2009	2008
	(In thousands)
Audit Fees(1)	$143	$114
Audit-Related Fees(2)	100	-
Tax Fees(3)	-	4
All Other Fees(4)	-	2

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

Pre-approval Policies and procedures

The audit committee approves all audits, audit-related services, tax services and other services provided by KPMG Somekh Chaikin. Any services provided by KPMG Somekh Chaikin that are not specially included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.

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

Item 16F.                     Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.                    Corporate Governance

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the Nasdaq rule that requires adoption of a formal written charter or board resolution addressing the nominations process. Under the Israeli Companies Law, the nominations process is conducted by the full board of directors, and there is no requirement to adopt a formal written charter or board resolution addressing a company’s nomination process.

As a foreign private issuer we are entitled to follow our home country practice in lieu of compliance with the Nasdaq rule that requires that the compensation of the chief executive officer and all other executive officers of the company be determined, or recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee comprised solely of independent directors. Under the Israeli Companies Law, the compensation of such officers is determined by the full board of directors, and there is no requirement for a recommendation or determination by independent directors or a compensation committee. If the chief executive officer or any other executive officer is also a director, then the Companies Law requires that the terms of compensation of the officer must be approved by the audit committee, board of directors and shareholders of a company and that the officer may not be present when the audit committee or board of directors discusses or acts upon the terms of his or her compensation.

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

ITEM 17.                     Financial Statements

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 18.                     Financial Statements

See Item 17.

ITEM 19.                     Exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1*	Memorandum of Association of Registrant
1.2**	Articles of Association
4.1	Asset Purchase Agreement between the Registrant and Elbit Systems Ltd. dated July 19, 2010.
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (as sole officer of the Company).
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (as sole officer of the Company).
15.1	Consent of Independent Registered Public Accounting firm.

*	Incorporated by reference to the Registration Statement on Form 20-F (Commission File No. 0-29884).
**	Previously filed with the Registrant's Form 6-K dated November 27, 2009 and incorporated by reference herein.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

R.V.B. HOLDINGS LTD

By:	/s/ Aviv Tzidon
Name: Aviv Tzidon
Title: Chief Executive Officer

Date: June 28, 2010

RVB Holdings Ltd. (Formerly B.V.R. Systems (1998) Ltd.) Financial Statements As of and for the Year Ended December 31, 2009

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Consolidated Financial Statements as of December 31, 2009

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha'arba'a Street, PO Box 609	Internet	www.kpmg.co.il
Tel Aviv 61006 Israel

Report of Independent Registered Public Accounting Firm to the Board of Directors and Shareholders of
RVB Holdings Ltd (formerly B.V.R Systems (1998) Ltd.)

We have audited the accompanying consolidated statements of financial position of RVB Holdings Ltd (formerly BVR Systems (1998) Ltd.) and its subsidiary (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations, their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB)”.

As discussed in Note 1, to the consolidated financial statements, on November 19, 2009 the Company sold assets and liabilities which comprised substantially all of its operating business to Elbit Systems Ltd.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

June 27, 2010

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Consolidated Statements of Financial Position as of December 31

		2009	2008
	Note	$ thousands	$ thousands

Assets

Current assets
Cash and cash equivalents	3	29,886	4,249
Restricted bank deposits and deposits in escrow	4	2,572	8,251
Trade receivables	5	1,271	3,406
Other receivables	6	356	2,526
Inventories	7	-	1,322

Total current assets		34,085	19,754

Other non-current assets	8	-	757
Long-term deposits in escrow	4	1,500	-
Property, plant and equipment	9	-	792
Intangible assets	10	-	109

Total non-current assets		1,500	1,658

Total assets		35,585	21,412

Aviv Tzidon
Chief Executive Officer and Chairman of the Board of Directors Approval date of the financial statements: June 27, 2010

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Consolidated Statements of Financial Position as of December 31

		2009	2008
	Note	$ thousands	$ thousands

Liabilities and Shareholders’ Equity

Current liabilities
Short-term loans from bank and others	11	120	120
Trade payables	12	1,305	4,853
Deferred revenue	13	-	11,423
Provisions		-	94
Other payables	14	655	1,444
Due to related parties	22	363	13

Total current liabilities		2,443	17,947

Post employment long-term benefits	15	-	77

Total non-current liabilities		-	77

Total liabilities		2,443	18,024

Shareholders’ equity	16
Share capital:
Ordinary shares, NIS 1.00 par value 400,000,000 shares authorized, 117, 970,535
and 116, 970,535 shares issued and outstanding as of December 31, 2009 and 2008		26,157	25,891
Share premium		16,915	16,944
Accumulated deficit		(9,930)	(39,447)

Total shareholders' equity		33,142	3,388

Total liabilities and shareholders’ equity		35,585	21,412

The accompanying notes are an integral part of the consolidated financial statements.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Consolidated Statements of Operations for the Year Ended December 31

		2009	2008	2007
	Note	$ thousands

Revenues:
Sales		33,661	29,711	12,547
Royalties, commissions and others		3,452	1,855	559
Total revenues	21A	37,113	31,566	13,106

Cost of revenues	21C	28,293	23,282	10,746
Inventory write-off		-	-	699
Total cost of revenues		28,293	23,282	11,445

Gross profit		8,820	8,284	1,661

Operating expenses:
Research and development		1,499	1,213	959
Selling and marketing		1,852	2,128	2,240
General and administrative		4,041	2,773	2,508

Total operating expenses		7,392	6,114	5,707

Profit (loss) before other income, net		1,428	2,170	(4,046)
Other income (Elbit transaction)		30,206	-	-

Operating profit (loss)		31,634	2,170	(4,046)

Financial income		28	219	231
Financial expenses		(2,255)	(766)	(249)

Financial expenses, net	21D	(2,227)	(547)	(18)

Profit (loss) before taxes on income		29,407	1,623	(4,064)

Income tax expense	20	-	-	-

Net profit (loss) for the year		29,407	1,623	(4,064)
Earnings (loss) per share
Basic earnings (loss) per share		0.2512	0.0139	(0.0348)

Diluted earnings (loss) per share		0.2512	0.0139	(0.0348)

Weighted-average number of ordinary shares
of nominal NIS 1.00 par value outstanding
(in thousands) used in calculation of the basic
earnings (loss) per share		117,069	116,952	116,861

Weighted-average number of ordinary shares
of nominal NIS 1.00 par value outstanding
(in thousands) used in calculation of diluted
earning (loss) per share		117,098	116,958	116,861

The accompanying notes are an integral part of the consolidated financial statements.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Consolidated Statements of Comprehensive Income (Loss) for the Year Ended December 31

		2009	2008	2007
	Note	$ thousands

Profit (loss) for the year		29,407	1,623	(4,064)

Other comprehensive income:

Defined benefit actuarialgains (losses)	15	15	(107)	21

Total other comprehensive income (loss) for the period		15	(107)	21

Total comprehensive income (loss) for the period		29,422	1,516	(4,043)

The accompanying notes are an integral part of the consolidated financial statements.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Consolidated Statements of Changes in Equity

				Total
		Share	Accumulated	shareholders’
	Share capital	premium	deficit	equity
	$ thousands	$ thousands	$ thousands	$ thousands

Balance as of January 1, 2007	25,861	16,954	(37,299)	5,516

Total comprehensive income for the year	-	-	(4,043)	(4,043)
Employee stock option compensation	-	-	238	238

Balance as of January 1, 2008	25,861	16,954	(41,104)	1,711

Total comprehensive income for the year	-	-	1,516	1,516
Employee stock option compensation	-	-	141	141
Exercise of options	30	(10)	-	20

Balance as of January 1, 2009	25,891	16,944	(39,447)	3,388

Total comprehensive income for the year	-	-	29,422	29,422
Employee stock option compensation	-	-	95	95
Issuance of warrants in respect of short-term loans	-	57	-	57
Exercise of options	266	(86)	-	180

Balance as of December 31, 2009	26,157	16,915	(9,930)	33,142

The accompanying notes are an integral part of the consolidated financial statements.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Consolidated Statements of Cash Flows

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Cash flows from operating activities
Net profit (loss) for the period	29,407	1,623	(4,064)

Adjustment to reconcile net profit (loss) to funds
generated from operations:
Gain from sale of business to Elbit (Appendix A)	(30,206)	-	-
Depreciation and amortization	420	523	492
Stock based compensation	95	141	238
	(29,691)	664	730

Change in trade receivables	(10,460)	(1,012)	1,949
Change in other receivables	1,846	(2,189)	(12)
Change in deferred revenue	(6,409)	7,889	639
Change in inventories	-	-	699
Change in trade payables	3,794	2,920	376
Change in other payables	(397)	(244)	(762)
Change in provisions	394	11	(72)
Change in post employment benefits	15	(68)	4
	(11,217)	7,307	2,821

Net cash provided by (used in) operating activities	(11,501)	9,594	(513)

Cash flows from investing activities
Purchases of property, plant and equipment	(190)	(291)	(325)
Purchases of intangible assets	(156)	(89)	(27)
Interest received	23	163	111
Proceeds from sale of business to Elbit (Appendix A)	28,780	-	-
Decrease (increase) in restricted bank deposits and
Deposits held in escrow	8,578	(5,653)	(1,598)
Net cash provided by (used in) investing activities	37,035	(5,870)	(1,839)

Cash flows from financing activities

Bank overdraft	-	(466)	466
Receipt of long-term loans	6,750	(500)	500
Repayment of long-term loans	(6,750)	-	(516)
Exercise of options	180	20	-
Net cash provided by (used in) financing activities	180	(946)	450

Net increase (decrease) in cash and cash equivalents	25,714	2,778	(1,902)
Cash and cash equivalents as at the beginning of the period	4,249	1,520	3,421
Effect of exchange rate fluctuations on cash and
cash equivalents	(77)	(49)	1

Cash and cash equivalents as at the end of the period	29,886	4,249	1,520

The accompanying notes are an integral part of the consolidated financial statements.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Consolidated Statements of Cash Flows (cont’d)

Appendix A – Proceeds from Asset Purchase Agreement

Year ended
December 31,
2009
$ thousands

Trade receivables	12,526
Other receivables	273
Inventories	1,322
Fixed assets	662
Intangible assets	170
Trade payables	(7,248)
Other payables	(32)
Deferred revenue	(4,782)
Provisions	(486)
Restricted bank deposits and deposits held in escrow	(3,831)
Gain from sale of business to Elbit	30,206

Net cash provided by transaction	28,780

*	For details please see Note 1.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 1 - General

RVB Holdings Ltd. (formerly B.V.R Systems (1998) Ltd.) (the "Company") is an Israeli resident company incorporated in Israel (The Company changed its name on January 12, 2010 as a result of the Elbit transaction).The Company was formed on January 6, 1998 in order to receive all of the assets and liabilities of the defense-related business of B.V.R. Technologies Limited (“BVR Tech"), a company formed in 1986, which were spun off to the Company on October 23, 1998 in exchange for the Company’s shares issued to the then shareholders of BVR Tech. In June 1998, the Company formed a subsidiary in Singapore, BVR-S Pacific PTE, which operates in Singapore.

Prior to the Elbit transaction, the Company was engaged in developing, manufacturing and marketing advanced training and computer-based simulation systems for military applications. The address of the Company’s registered office is Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, 67021, Israel.

On November 19, 2009 (the “Closing Date”) after receipt of all required approvals, the Company sold substantially all of its assets including the Singapore subsidiary, BVR S Pacific PTE and liabilities to Elbit Systems Ltd. (NASDAQ: ESLT) (“Elbit”), for a total cash consideration of approximately $34.27 million (the “Elbit transaction”), out of which $4.8 million were held in escrow, see Note 4. As a result of the Elbit Transaction, the Company recorded, in the statement of operations, a net gain of $30.2 million, after deducting attribute transaction costs in the amount of $655 thousand. In addition, transaction related expenses in the amount of $471 thousand were recorded in the General and administrative expenses. As of the date of this report, the Company management explores business opportunities around the world and can not anticipate the impact on the company business.

At the Closing Date, there were certain assets of the Company that were unable to be transferred to Elbit (“non-transferable assets and liabilities”). The Company and Elbit entered into an agreement, regarding such non-transferable assets and liabilities which stipulates that until such non-transferable assets are able to be transferred to Elbit, the Company shall provide Elbit with the benefit of each of the non-transferable assets and Elbit shall satisfy or perform any liability, back-to-back with the obligations of the Company. For the avoidance of doubt, both parties agreed that Elbit shall be responsible for the fulfillment of the undertaking under any contract with respect to non-transferable assets and shall provide the products and/or services, via the Company.

As of the Closing Date, the net book value of the assets and liabilities sold to Elbit was as follows:

November 19
2009
$ thousands

Assets
Cash and cash equivalents	39
Trade receivables	12,526
Other receivables	273
Inventories	1,322
Property, plant and equipment	662
Intangible assets	170
Total assets	14,992

Trade payables	7,248
Other payables	32
Provisions	486
Deferred revenue	4,782

Total liabilities	12,548

Net assets sold	2,444

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). The Company adopted IFRSs for the first time in 2008, with the date of transition to IFRSs ("the date of transition") being January 1, 2007. In accordance with IFRS, an asset is classified as current if it is expected to be realized in, or is held for sale or consumption in, the entity’s normal operating cycle. The Company’s operating cycle until the Elbit transaction was generally 24 months. As of the date of this report, the Company’s management attempting to locate business opportunities and activities relating to investment of the Company funds, and as a result the Company’s operating cycle as of December, 2009 was determined to be 12 months. The consolidated financial statements were authorized for issue by the Board of Directors on June 27, 2010.

A.	Financial statements in US dollars
The currency of the primary economic environment in which the operations of the Company and its subsidiary are conducted is the US dollar ("dollar" or "$"). The majority of the Company's sales are transacted outside Israel in dollars, and a substantial portion of the Company's costs are incurred in dollars. Accordingly, the Company has determined that the dollar is the currency of its primary economic environment and thus its functional currency.

The Company’s transactions and balances denominated in dollars are presented at their original amounts. Transactions denominated in currencies other than dollars are translated into dollars. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. All foreign currency transaction gains and losses are reflected in the statements of operations as financial income or expenses, as appropriate.

B.	Basis of consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany transactions and balances were eliminated in consolidation. The Company sold its wholly owned subsidiary to Elbit Systems Ltd. on November 19, 2009, as part of the Elbit Transaction.

C.	Basis of measurement
These consolidated financial statements have been prepared on the basis of historical cost except for current investments and derivative financial instruments that are presented according to their fair value.

The value of non-monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Use of estimates and judgments
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

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

D.	Use of estimates and judgments (cont’d)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Presented hereunder is information about critical estimates, made while implementing Company accounting policies and which have a most significant effect on the financial statements:

Revenue recognition - The Company examines at each balance sheet date whether there have been any events or changes in circumstances which would influence the rate of completion of the work performed and/or provision for profit or loss from long-term contracts. The effect of any changes in estimates is recognized in the statement of operations at the time of their identification.

Share based payments - Options granted to employees are measured using the Black-Sholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest. See also Note 16.

Actuarial calculation of defined employees benefit plan – At each reporting date, the Company examines whether there have been any events or changes in circumstances which could affect actuarial calculations, such as future salary increases and employee churn rate. The effect of such changes in estimates is recognized as actuarial gains/losses in equity.

E.	Financial instruments

(1)	Non-derivative financial assets

Initial recognition of financial assets
The Company initially recognizes loans and receivables and deposits on the date they are created. All other financial assets acquired in a “regular way” purchase ,(A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned), including assets designated at fair value through profit or loss, are recognized initially on the trade date on which the Company becomes a party to the contractual provisions of the instrument, meaning on the date the Company undertook to purchase or sell the asset. Non-derivative financial instruments comprise trade and other receivables and cash and cash equivalents.

Derecognition of financial assets
Financial assets are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or the Company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

“Regular way” sales of financial assets are recognized on the trade date, meaning on the date the Company undertook to sell the asset.

See (2) hereunder regarding the offset of financial assets and financial liabilities.

The Company classifies its financial assets according to the following categories:

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

E.	Financial instruments (cont’d)

(1)	Non-derivative financial assets (cont’d)

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.
Loans and receivables comprise trade and other receivables.

Open Accounts
Open accounts include amounts billed to customers relating to transactions arising in the ordinary course of business. Customers of the Company in the context of long-term contracts are billed in accordance with milestones determined in the agreements. In respect of the majority of the contracts, advances are paid upon the signing of the contract.

Cash and Cash Equivalents
Cash and cash equivalents comprise cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value. Bank overdrafts that are repayable on demand and form an integral part of the Company's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Restricted Bank Deposits
Restricted bank deposits are comprised of cash deposited in banks in respect of bank guarantees granted to the Company's customers as partial collateral for the continued performance of work and advances received from customers. The release of these deposits is based on the progress of the work and is subject to customer approval. The Company recorded liens on these deposits in favor of the banks that granted the guarantees.

(2)	Non-derivative financial liabilities

The Company initially recognizes debt securities issued on the date that they are originated. All other financial liabilities (including financial liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or cancelled.

Financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

The Company has the following non-derivative financial liabilities: loans and borrowings from banks and others, and trade and other payables.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

E.	Financial instruments (cont’d)

(3)	Derivative financial instruments

The fair value of forward exchange contracts is estimated by the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in operations when incurred. Subsequent to initial recognition, derivatives are measured at fair value, and gain and losses are recognized in the statement of operations.

(4)	Share capital

Ordinary shares
Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity.

F.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

G.	Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is with the controlling shareholder, the Company includes the difference between the fair value and the consideration from the transaction in its shareholders’ equity.

H.	Allowance for doubtful accounts

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

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

I.	Property, plant and equipment

Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. When major parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income” in profit or loss.

Depreciation

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Land is not depreciated.

The estimated useful lives for the current and comparative periods are as follows:

%

Computers and electronic equipment	20 - 33.3
Manufacturing equipment	10 - 15
Office furniture and equipment	6 - 15
Leasehold improvements	The shorter of the estimated useful lives
and the lease term of the related leasehold

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

J.	Revenue recognition

1.	Construction contracts

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

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

J.	Revenue recognition (cont’d)

1.	Construction contracts (cont’d)

b.
The percentage of completion is measured on the basis of cost (the ratio of the costs incurred to the total estimated costs), which reflect the progress of the contract completion. Work in progress under long-term contracts is stated at cost less amounts charged to cost of revenues in the income statement and associated with revenue recognized on the basis of the “percentage-of-completion” method. Cost includes direct costs of materials, labor, subcontractor and other direct costs and allocated indirect manufacturing costs.

c.
Estimated profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. The effect of such changes in estimates is recognized in the income statement at the time of their identification.

d.
The Company provides warranties on sales of systems to certain customers for periods of up to 24 months or the closing date of the Elbit transaction, the earliest. The expenses related to the warranty period are taken into consideration in the direct cost of the contracts, based on management's estimation and in accordance with the Company's prior experience.

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

Finance income is comprised of interest income on cash deposits and from changes in the fair value of derivatives. Interest income is recognized as it accrues in profit and loss.

Finance expenses are comprised of interest on loans and bank commission linked to bank guarantee and from changes in the fair value of derivatives.

Foreign currency gain and losses that are recognized in profit or loss are reported on a net basis.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

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

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiary and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

As such, the Company has not recorded a deferred tax asset in regard to all tax loss carryforwards as well as for other temporary differences (See Note 20C).

M.	Impairment in value of assets

1.	Financial assets

Financial assets are assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in a provision for loss against receivables. Interest income on the impaired asset is recognized using the interest rate that was used to discount the future cash flows for the purpose of measuring the impairment loss.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

M.	Impairment in value of assets (cont’d)

1.	Financial assets (cont’d)

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in profit or loss.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. The reversal is recognized in profit or loss.

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

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss will be recognized immediately in profit and loss.

N.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

O.	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and others (See Note 17).

P.	Post- employment benefits

1.	Post employment benefits

The Company's liability for post employment benefits for certain employees is covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit and loss when they are due.

Actuarial gains and losses resulting from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized directly in equity and are presented as part of the statement of comprehensive income.

The Company's liability for post employment benefits for all remaining employees is covered by a defined benefit plan.

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

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

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

Capitalized development expenditure is measured at cost less accumulated impairment losses.

2.	Amortization

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, from the date that they are available for use. The estimated useful lives for the current and comparative periods are as follows:

Computer software	3 years
Capitalized development costs	3 years
Amortization expenses	for the years ended December 31, 2009 and 2008 were $96 and $158 thousand, respectively

R.	Concentration of credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to concentration of credit risk consist mainly of cash and cash equivalents, restricted bank deposits and trade receivables.

At December 31, 2009 and 2008, the Company had cash and cash equivalents, and restricted bank deposits which were deposited with major Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

Trade receivables include amounts billed to customers. Management periodically evaluates the collectability of these trade receivables and adjusts the allowance for doubtful accounts to reflect the amounts estimated to be doubtful of collection.

S.	Fair value of financial instruments

The fair market value of the Company's financial instruments, which are cash and cash equivalents, restricted bank deposits, loans from bank, trade receivables, other receivables, short-term debt, trade payables and other payables approximate their carrying value as of December 31, 2009 and 2008, due to their short-term nature.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

T.	New standards and interpretations not yet adopted

—
IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements, revised (hereinafter - the Standards). The main revisions to the new Standards are: a revised definition of business and business combinations, a change in the measurement method of carried forward items in business combinations, providing two measurement options regarding non-controlling rights, a change in the accounting treatment of transaction costs, the accounting treatment regarding piece by piece acquisitions, the allocation of comprehensive income between shareholders, the accounting for acquisitions or sales of equity rights while maintaining control as equity transactions, the accounting for transactions that result in gain or loss of control in full fair value, so that the subsequent holdings after the loss of control are recognized through profit and loss, and the original investment in obtaining control is also recognized in fair value through profit and loss, and a broadening of disclosure requirements. The Standards are applied prospectively to business combinations starting, January 1, 2010. The Company does not expect IFRS 3 revised and IAS 27 revised to have any impact on the Company’s consolidated results of operations and financial position.

—
Amendment to IFRS 2 Share-Based Payment – Group cash-settled share-based payment transactions (hereinafter – the Amendments). The Amendments provides the accounting treatment of group share-based payment transactions by the entity that receives the goods or services and by the entity that settles the transaction, and supersedes IFRIC 8 as regards the scope of IFRS 2 and IFRIC 11 as regards group and treasury share transactions. According to the Amendments, an entity that receives goods or services shall recognize an equity-settled share-based payment transaction when it grants equity instruments in the transaction or when it does not have a commitment to settle the transaction. In all other circumstances, the entity shall recognize a cash-settled share-based payment transaction. The settling entity shall recognize an equity-settled share-based payment transaction only when it settles the transaction with equity instruments, and in all other cases the entity shall recognize a cash-settled share-based payment transaction. The Amendments will be applied retrospectively, subject to the transitional provisions of IFRS 2, as from annual periods beginning on or after January 1, 2010. The Company does not expect the amendment to IFRS 2 to have any impact on the Company’s consolidated results of operations and financial position.

—
In the framework of the 2009 Improvements to IFRSs project, in April 2009 the IASB published and approved 15 amendments to various IFRS on a wide range of accounting issues. The amendments shall apply to periods beginning on or after January 1, 2010 and permit early adoption, subject to the specific conditions of each amendment.

Presented hereunder are the amendments that may be relevant to the Company and are expected to have an effect on the financial statements:

*
Amendment to IAS 36, Impairment of Assets – Unit of accounting for goodwill impairment test (hereinafter – the Amendment) – In accordance with the Amendment, for purposes of impairment testing the largest cash-generating unit to which goodwill should be allocated is the operating segment level as defined in IFRS 8 before applying the aggregation criteria in Paragraph 12 of IFRS 8. The Amendment is to be applied prospectively for annual periods beginning on or after January 1, 2010. The Company does not expect the amendment to IAS36 to have any impact on the Company’s consolidated results of operations and financial position.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

T.	New standards and interpretations not yet adopted (cont’d)

*
Amendment to IAS 39, Financial Instruments: Recognition and Measurement – Scope exemption for business combination contracts (hereinafter – the Amendment) – The Amendment clarifies that the scope exemption in IAS 39 is restricted to forward contracts between an acquirer and a seller with respect to the sale or acquisition of a controlled entity, in a business combination at a future acquisition date. In addition, the term of the forward should not be longer than the period normally necessary for obtaining the approvals required for the transaction. The Amendment is to be applied prospectively to all unexpired contracts for annual periods beginning on or after January 1, 2010. The Company does not expect the amendment to IAS39 to have any impact on the Company’s consolidated results of operations and financial position.

—
IFRS 9, Financial Instruments (hereinafter – the Standard). This standard is the first part of a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (hereinafter – IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets. In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other financial assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment. The Standard removes financial liabilities from its scope. The Company does not expect IFRS 9 to have any impact on the Company’s consolidated results of operations and financial position.

The Standard is effective for annual periods beginning on or after January 1, 2013 but may be applied earlier, subject to providing disclosure and at the same time adopting other IFRS amendments as specified in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. In particular, if an entity adopts the Standard for reporting periods beginning before January 1, 2012 it is not required to restate prior periods.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 3 - Cash and Cash Equivalents

	December 31
	2009	2008
	$ thousands	$ thousands

In dollars	29,626	2,265
In New Israel Shekels	70	1,461
In other foreign currencies (Euro and Singapore Dollar)	190	523

	29,886	4,249

Note 4 - Restricted Bank Deposits and Deposits in Escrow

A.	As discussed in Note 1, out of the total consideration of $34.27 million received in the Elbit transaction, $4.8 million were to be held in three separate escrow account:

1)
The purchase price in the Elbit Transaction was based on an assumption that the purchased projects are balanced (i.e., payments received for each project are consistent with its stage of execution). The purchase price is subject to adjustment at the Closing Date in the event that it is determined that any of the projects are not balanced. Additionally, the amount payable at closing was reduced by $1.5 million, which will be held in escrow for a period of 120 days, during which time Elbit will be entitled to conduct a final review into the status of the projects acquired, and in the event that any are not balanced, it will be entitled to receive up to the amount held in escrow.

On March 1, 2010 Elbit notified the Company that the purchased projects were not balanced in the amount of $970 thousand, the Company has disputed Elbit's claims, and the parties are currently in discussions in an effort to resolve this dispute. While the Company believes it is entitled to the all amount, at this point the Company cannot estimate the likelihood of the success of this process and as a result the Company did not account for this amount as part of this consideration from the Elbit transaction. As of March 30, 2010 the Company received $530 thousand out of the $1.5 million in the escrow fund.

2)
An amount of $2.58 million was delivered by Elbit to an Escrow agent for paying outstanding invoices of suppliers of the Company that related to the purchased projects. The Escrow agent shall released the Escrow Fund based on disbursements of the outstanding invoices by the Company.

As of December 31, 2009 there was $1.8 million outstanding in the Escrow Fund.

3)
As part of the transaction, BVR has provided certain representations and warranties to Elbit which shall survive for a period of eighteen months from the Closing Date (May 19, 2011) and has undertaken to guarantee its indemnification obligations in connection with the representations and warranties, by pledging a cash deposit of $1.5 million in favor of Elbit, See Note 18C.

B.	A deposit in the amount of $241 thousand is pledged in respect of an outstanding claim made against the Company, see note 18E.

C.
As of December 31, 2008, the Company had several restricted bank deposits bearing interest at an annual rate of between 0.1% and 1.7%. The restricted deposits were with certain financial institutions that have issued guarantees on behalf of the Company in favor of its customers.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 5 - Trade Receivables

	December 31
	2009	2008
	$ thousands	$ thousands

Open accounts	1,271	469
Unbilled revenue *	-	2,643
Receivables from IAI (see Note 17A)	-	294

	1,271	3,406

*	Unbilled revenue is comprised as follows:

	December 31
	2009	2008
	$ thousands	$ thousands

Accumulated amounts recognized as revenues	-	29,199
Less - advances from customers and progress billing	-	26,556

Unbilled revenue	-	2,643

Note 6 - Other Receivables

	December 31
	2009	2008
	$ thousands	$ thousands

Prepaid expenses	11	148
Advanced to suppliers	-	59
Loans to employees	-	6
Prepaid subcontractors fee	-	2,109
Receivables from Elbit	292	-
Government authorities	-	89
Others	53	115

	356	2,526

Note 7 - Inventories

	December 31
	2009	2008
	$ thousands	$ thousands

Finished goods	-	1,270
Raw materials	-	52

	-	1,322

Inventories are measured at their net realizable value, and are presented net of any inventory write-offs.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 8 - Other Non-Current Assets

	December 31
	2009	2008
	$ thousands	$ thousands

Non-current restricted bank deposits	-	757

	-	757

The average interest rate of the non-current restricted bank deposits as of December 31, 2008 is 1.1%.

Note 9 - Property, Plant and Equipment

	Computers		Office
	and electronic	Manufacturing	furniture and	Leasehold
	equipment	equipment	equipment	improvements	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Cost
Balance as at January 1, 2008	7,463	1,745	925	267	10,400
Additions	269	-	55	9	333
Disposals	(68)	-	(8)	-	(76)

Balance as at December 31, 2008	7,664	1,745	972	276	10,657

Balance as at January 1, 2009	7,664	1,745	972	276	10,657
Additions	175	-	-	20	195
Disposals*	(7,839)	(1,745)	(972)	(296)	(10,852)

Balance as at December 31, 2009	-	-	-	-	-

Depreciation
Balance as at January 1, 2008	6,973	1,740	643	220	9,576
Depreciation for the year	294	3	46	22	365
Disposals	(68)	-	(8)	-	(76)

Balance as at December 31, 2008	7,199	1,743	681	242	9,865

Balance as at January 1, 2009	7,199	1,743	681	242	9,865
Depreciation for the year	263	1	41	19	324
Disposals*	(7,462)	(1,744)	(722)	(261)	(10,189)

Balance as at December 31, 2009	-	-	-	-	-

Carrying amounts
As at January 1, 2008	490	5	282	47	824
As at December 31, 2008	465	2	291	34	792
As at December 31, 2009	-	-	-	-	-

Acquisition of property, plant and equipment on credit

During the year ended December 31, 2009, the Company acquired property, plant and equipment in the amount of $5 thousand which are still not paid as of December 31, 2009.

*	On November 19, 2009, all the property, plant and equipment were sold to Elbit (see Note 1).

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 10 - Intangible Assets

	Capitalized
	development	Computer
	costs	software	Total
	$ thousands	$ thousands	$ thousands

Cost
Balance as at January 1, 2008	292	115	407
Additions	-	89	89

Balance as at December 31, 2008	292	204	496

Balance as at January 1, 2009	292	204	496
Additions	-	156	156
Disposals*	(292)	(360)	(652)

Balance as at December 31, 2009	-	-	-

Accumulated amortization
Balance as at January 1, 2008	170	59	229
Amortization for the year	97	61	158

Balance as at December 31, 2008	267	120	387

Balance as at January 1, 2009	267	120	387
Amortization for the year	25	71	96
Disposals*	(292)	(191)	(483)

Balance as at December 31, 2009	-	-	-

Carrying amounts
As at January 1, 2008	122	56	178
As at December 31, 2008	25	84	109
As at December 31, 2009	-	-	-

*	On November 19, 2009, all the intangible assets were sold to Elbit (see Note 1).

Note 11 - Short-Term Loan from Bank and Others

As of December 31, 2009 and 2008, a loan in the amount of $120 thousand is outstanding, bearing no interest. The loan is payable on demand.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 12 - Trade Payables

	December 31
	2009	2008
	$ thousands	$ thousands

Open accounts	1,305	2,286
Sub-contractor payables	-	2,567

	1,305	4,853

Note 13 - Deferred Revenue

	December 31
	2009	2008
	$ thousands	$ thousands

Advances from customers	-	34,603
Less – Cumulative amounts recognized as revenue	-	23,180

	-	11,423

Note 14 - Other Payables

	December 31
	2009	2008
	$ thousands	$ thousands

Payroll and related accruals	-	1,267
Government authorities	66	55
Acquisition costs	331	-
Other accrued expenses	258	122

	655	1,444

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 15 - Post Employment Benefits

Under Israeli law, the Company is required to make severance payments to dismissed employees and to employees terminating employment under certain other circumstances. The Company's liability for severance pay is fully provided for through insurance policies and by accrual.

As of the closing date of the Elbit Transaction, the Company was obligated to dismiss all employees and to settle all employees’ benefits as of that date. As of December 31, 2009, the Company paid to all of its employees benefits except for $77 thousand that were outstanding and classified in other payables. The Company utilized all of the plan assets for this purpose. Accordingly as of December 31, 2009, there are no plan assets.

The Company had two primary post employment benefit plans for employees:

For certain employees, all of the Company's liability for post employment benefits was covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit and loss when they are due; all of these employees are under Section 14 of the Israeli Severance Law – 1963, which limits the Company’s liability for post-employment benefits to the amounts funded with the abovementioned insurance companies or funds.

In addition, all remaining employees were under a defined benefit plan which determines the entitlements of their beneficiaries. Under such plan, an employee’s final benefit entitlement at regular retirement age may be higher than the fixed benefits at the balance sheet date due to future compensation or benefit increases. The net present value of this ultimate future benefit entitlement for service already rendered is represented by the Defined Benefit Obligation (DBO), which is actuarially calculated with consideration for future compensation increases.

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

Actuarial gains and losses resulting from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized directly in equity and are presented as part of the statement of comprehensive income.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 15 - Post Employment Benefits (cont’d)

2008
$ thousands

Total present value of obligations	1,384
Fair value of plan assets	1,307
Recognized liability for defined benefit obligations	77

Presented under the following items:
Post employment long-term benefits	77

77

As of December 31, 2009, the Company terminated the employment of all of its employees as a result of the Elbit transaction, and has settled its post employment obligations with the former employees.

A.	Post-employment benefit plans

(1)	Movement in the present value of the defined benefit obligations

2008
$ thousands

Defined benefit obligation as at January 1	1,294
Benefits paid	(373)
Current service costs and interest costs	318
Actuarial losses (gains) recognized in other comprehensive income	145

Defined benefit obligation as at December 31	1,384

During 2009 as result of the Elbit transaction the Company terminated the employment of all of its employees and as a result benefits were paid except for $77 thousand which is classified in other payables that were still outstanding as of December 31, 2009.

(2)	Movement in plan assets

2008
$ thousands

Fair value of plan assets as at January 1	1,256
Contributions paid into the plan	332
Benefits paid by the plan	(361)
Expected return on plan assets	42
Actuarial gains (losses) recognized in other comprehensive income	38

Fair value of plan assets as at December 31	1,307

As of December 31, 2009, there are no plan assets as all assets were distributed to employees.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 15 - Post Employment Benefits (cont’d)

A.	Post-employment benefit plans (cont'd)

(3)	Expense recognized in operations

	Year ended December 31
	2008	2007
	$ thousands	$ thousands

Current service costs	234	293
Interest costs	84	61
Expected return on plan assets	(42)	(24)

	276	330

During 2009, the total net expense for post-employment benefits net of gains on plan assets recognized was of $15 thousand.

The expense is recognized in the following line items in the income statement:

	Year ended December 31
	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Cost of sales	27	193	288
Selling and marketing expenses	(5)	29	18
General and administrative expenses	(7)	54	24

	15	276	330

(4)	Actuarial gains and losses recognized directly in other comprehensive income

	Year ended December 31
	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Cumulative amount as at January 1	86	(21)	-
Recognized amount during the period	(15)	107	(21)

Cumulative amounts as at December 31	71	86	(21)

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 15 - Post Employment Benefits (cont’d)

A.	Post-employment benefit plans (cont'd)

(5)	Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

	2008	2007
	$ thousands	$ thousands

Discount rate as at December 31	3.4	3.4
Expected return on plan assets as at January 1	6	6
Future salary increases	2	2

Assumptions regarding future mortality in 2008 are based on published statistics and mortality tables.

The overall expected long-term rate of return on assets is 6%.The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

B.	Post-employment benefit plans – defined contribution plan

	Year ended December 31
	2009	2008
	$ thousands	$ thousands

Amount recognized as expense in respect of defined contribution plan	308	277

Note 16 - Shareholders' Equity

A.	The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.OB.

B.

	Issued and Outstanding
	December 31
	2009	2008
	Number of shares

Balance at January 1	116,970,535	116,860,535
Exercise of share options	1,000,000	110,000

Balance at December 31	117,970,535	116,970,535

Ordinary shares of NIS 1.00 par value  each

The authorized ordinary shares of the Company as of December 31, 2009 and 2008 was 400,000,000 shares with a value of NIS 1.00 per share.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 16 - Shareholders' Equity (cont’d)

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

Chun resolved, and instructed the Company, that even though the shareholders of the Company voted for the grant of all of the options to Chun, Chun will only be entitled to 28,531,111 of the options and the remaining 11,468,889 options were distributed as follows: 10,000,000 among the other shareholders of the Company, pro-rata to the cash invested by them during 2004, and 1,468,889 to the Company’s principal banks.

During the third quarter of 2004, Chun exercised 17,666,667 options into shares for the amount of $3.18 million. The 22,333,333 options outstanding expired in March 2008.

D.
On March 21, 2006, the Company issued to a group of new investors 20,000,000 ordinary shares for a total consideration of $3.6 million, together with three separate warrants for the purchase of 6,000,000 ordinary shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions. These warrants expired in March 2009.

E.
On January 1, 2006, the Company signed an addendum to the agreement signed with Electra Real-Estate Ltd. (“Electra”) in August 1999. According to the addendum, the Company issued to Electra 1,000,000 ordinary shares of the Company in consideration for part of the lease payments for the premises occupied by the Company.

F.	Share-based compensation

1.
In August 2001, the Board of Directors of the Company approved an option plan to grant options for the purchase of up to 707,900 ordinary shares to the Company's employees, directors and subcontractors. Each option is exercisable into one ordinary share of the Company at exercise prices of $0.90 - $2.69, equal to the market price of the share on the date of issuance.

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

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 16 - Shareholders' Equity (cont’d)

F.	Share-based compensation (cont’d)

2.
In 2004, the Company granted Aviv Tzidon, the Chairman of the Board of Directors, an option to purchase 9,000,000 ordinary shares of the Company at an exercise price per share of $0.18, vesting in five equal increments subject, to Mr. Tzidon serving as an active Chairman of the Board of Directors. One fifth of the options vested upon the completion of each full year of service, which commenced on November 24, 2003. The options expire three years from the vesting date of each installment. As of December 31, 2009, 4,400,000 options have expired, 1,000,000 options have been exercised and 3,600,000 options are outstanding and exercisable.

At the same date, the Company also granted to each of the Company’s directors (not including Aviv Tzidon), options to purchase 72,000 shares of the Company (total of 648,000 shares), at an exercise of $0.18 per share. The options were subject to the completion of a full year of service. In March 2008 all the options expired.

3.
In January 2004, the Company's Board of Directors approved the grant of up to 5,000,000 options to the Company's employees and service providers. In 2006, the Company’s Board of Directors approved an increase to 5,200,000 options in the total option program. Each option is exercisable into one ordinary share of the Company. As of December 31, 2009, there are 2,937,600 employee options outstanding and there are 904,000 options outstanding for service providers, which are all exercisable. The options are exercisable at prices of $0.145 to $0.65 per share, and are exercisable in five equal increments commencing one year after their issuance. The options expire three years from the vesting date of each increment.

On September 13, 2009, the Company's Board of Directors approved the acceleration of the vesting dated for options held by employees of the Company who accepted offers of employment from Elbit, in connection with the Elbit Transaction. The Company recognized compensation cost in an amount of $57 thousand related to the modification of those options.

The fair value on the day of grant of options granted during 2008 amounted to approximately $81 thousand. During the year 2009, no options were granted. Stock based compensation expenses related to options granted to employees in the amount of $95 thousand and $141 thousand was recorded in the year ended December 31, 2009 and 2008, respectively.

In November 2009,  the Company’s Board of Directors approved the extension of the exercise period for options previously granted to the Company’s Chief Executive Officer at that time, as such that his outstanding options will remain exercisable post his employment with the Company, until May 30, 2010.  Subsequent to the balance sheet date, in February 2010, the Company’s Board of Directors approved a similar extension of the exercise period until September 30, 2009 for all options previously granted to employees which their employment was terminated as part of the Elbit transaction.

4.
In May 2009, the Company entered into an agreement with Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd. (collectively the "Investor") pursuant to which the Investor shall provide to the Company $3.5 million by way of a debenture (the "Debenture Amount").  Of the Debenture Amount $2 million was provided to the Company on May 2009 and the balance of $1.5 million was provided on June 2009.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 16 - Shareholders' Equity (cont’d)

F.	Share-based compensation (cont’d)

4.	(cont'd)

The Company was required to repay the debenture twelve months from the date of its issuance by payment to the Investor of $3.85 million. In the event of a M&A transaction during the 12 months period commencing as of the provision of the Debenture Amount the Company was required to immediately repay the debenture by payment to the Investor of $4.55 million. In addition, during 2009, the Company granted to the Investor an option to purchase 3,000,000 Ordinary Shares of the Company, at an exercise price per share of $0.18, exercisable for a period of five years.  It is agreed that if the Company shall not repay the Debenture Amount 12 months from the date of its provision then (a) as of the commencement of the second year the Debenture Amount shall bear a return rate of 15% per annum; (b) upon a M&A transaction during the second year as of the provision of the Debenture Amount the Company shall repay to the Investor an amount of $5.6 million; and (c) the Company shall issue to the Investor additional options to purchase 6,000,000 Ordinary Shares, at an exercise price per share of $0.18, exercisable for a period of four years commencing as of the date of entitlement. The Debenture Amount funded was secured by a pledge of rights and payments due to the Company under a certain license agreement. As of December 31, 2009, the debenture was repaid in full, in the amount of $4.55 million and the options granted are still outstanding, in accordance with the terms of the Golan Agreement.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 16 - Shareholders' Equity (cont’d)

F.	Share-based compensation (cont'd)

5.	Option plan information

a.	A summary of the status of the Company's stock option plans as of December 31, 2009, 2008 and 2007, and changes during the years then ended, is as follows:

	As of December 31,
	2009		2008		2007
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise price	Number of	exercise price	Number of	exercise price
	options	($)	options	($)	options	($)

Options outstanding at the beginning of the year	10,172,200	0.18	12,695,200	0.19	14,596,600	0.19
Granted	-	-	1,140,000	0.18	260,000	0.20
Exercised	(1,000,000)	0.18	(110,000)	0.18	-	-
Forfeited	(114,000)	0.21	(252,000)	0.18	(161,400)	0.56
Expired	(1,616,600)	0.18	(3,301,000)	0.19	(2,000,000)	0.18

Outstanding at the end of the year	7,441,600	0.18	10,172,200	0.18	12,695,200	0.19

Options exercisable at the end of the year	7,441,600	0.18	8,240,200	0.18	8,939,200	0.18

The options outstanding at December 31, 2009 and 2008 have an exercise price in the range of $0.145 to $0.65 and contractual life in the range of 0.17 to 7.41 years.

The weighted average share price at the date of exercise for share options exercised in 2009 was $0.18.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 16 - Shareholders' Equity (cont’d)

F.	Share-based compensation (cont'd)

5.	Option plan information (cont'd)

b.	The following table summarizes information relating to stock options at December 31, 2009:

	Number of Options
Exercise price ($)	Outstanding	Exercisable

0.2	140,000	140,000
0.19	10,000	10,000
0.65	48,000	48,000
0.55	12,000	12,000
0.23	102,000	102,000
0.185	176,000	176,000
0.18	6,874,000	6,847,000
0.17	63,600	63,600
0.145	16,000	16,000

	7,441,600	7,441,600

c.	Outstanding options as of December 31, 2009 may be exercised as follows:

		Weighted
		average
	Number	exercise
	of options	price ($)

Immediately	7,441,600	0.18

	7,441,600	0.18

d.
The fair value of the options granted and accounted for under IFRS No. 2 was calculated on the basis of the Black & Scholes model for the pricing of options. The parameters that were used in order to implement the model are as follows:

	Option grant date
	May 2008	November 2007	May 2007	August 2006	June 2006	March 2006

Share price (in $)	0.18	0.17	0.2	0.185	0.23	0.19
Exercise price (in $)	0.18	0.17	0.2	0.185	0.23	0.19
Expected volatility	55.33%	63.88%	85.82%	125.29%	123.58%	146.63%
Life of options (in years)	2-4	2-4	2-4	2-4	2-4	2-4
Risk-free interest rate	2.7%	4.82%	4.82%	4.93%	5%	4.99%
Rate of anticipated dividends	0	0	0	0	0	0
Fair value	0.071	0.078	0.111	0.131	0.161	0.149

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 16 - Shareholders' Equity (cont’d)

F.	Share-based compensation (cont'd)

5.	Option plan information (cont'd)

d.	(cont’d)

The expected volatility was determined on the basis of the historical volatility in the Company's share prices.

The life of the option warrants was determined on the basis of the management's estimate of the period the employees will hold the options, taking into consideration their position with the Company and the Company's experience regarding the turnover of employees.

The risk-free interest rate was determined on the basis of the yield to maturity of dollar-denominated Government debentures with a remaining life equal to the anticipated life of the option warrants.

Note 17 - Earnings (Loss) Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted earnings (loss) per Ordinary Share for the years indicated:

	Year ended December 31,
	2009	2008	2007
	$ thousands

Net profit (loss) attributable to Ordinary Shares	29,407	1,623	(4,064)
Weighted average number of Ordinary Shares outstanding
used in basic earnings per Ordinary Share calculation	117,069	116,952	116,861
Add assumed exercise of outstanding dilutive potential
Ordinary Shares	29	6	-
Weighted average number of Ordinary Shares outstanding
used in diluted earnings per Ordinary Share calculation	117,098	116,958	116,861
Basic earnings (losses) per Ordinary Share	0.2512	0.0139	(0.0348)
Diluted earnings (losses) per Ordinary Share	0.2512	0.0139	(0.0348)
Number of options excluded from the diluted earnings
per share calculation because of anti-dilutive effect	* 7,441,600	9,977,000	12,695,000

*
The Company granted to Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd. an option to purchase 3,000,000 Ordinary Shares of the Company, at an exercise price per share of $0.18. These options have dilutive effect (See Note 16F4).

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 18 - Commitments and Contingent Liabilities

A.	Cooperation agreement

The predecessor of the Company developed, manufactured and marketed the “Ehud” system pursuant to a joint venture agreement entered into in 1992 with the MLM division of Israel Aircraft Industries Ltd. (the "IAI Agreement"). Pursuant to the IAI Agreement, the predecessor and IAI agreed to jointly develop, manufacture and market the "Ehud", with IAI subcontracting certain of the manufacturing and integration work with respect to the "Ehud" product to the predecessor. The Company and IAI currently operate in accordance with an amendment to the IAI agreement executed in August 2005 that amended a prior agreement entered into in 1999.

The 2005 agreement expands cooperation between the parties in the marketing of Naval Combat Maneuvering Instrumentation Systems in various countries worldwide through the transfer of work share from the leading party to the other. The 2005 Agreement also sets the rate of royalties in all territories to 5% with respect to "Ehud" Systems. In addition, the 2005 Agreement resolved all disagreements between the parties prior to January 1, 2005. The term of the 2005 Agreement is for ten years.

During the years ended December 31, 2009, 2008 and 2007, the Company recognized royalty revenue from IAI in the amount of $0.2, $ 1.6 and $0.3 million, respectively. Furthermore, the Company recorded royalty fees to IAI in the amount of $0.5, $0.6 and $0.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

In accordance with the Elbit transaction entered into between the Company and Elbit, dated November 19, 2009, Elbit shall be responsible to the total obligation for future royalties to be paid or received.

B.	Lease commitments

Prior to the Elbit Transaction (see Note 1), the premises occupied by the Company were rented under various operating leases expiring at the end of September 2009. On November 6, 2008 and on September 28, 2008 the Company signed extensions to two of its operating leases that were scheduled to expire at the end of September 2014 and at end of September 2011, respectively. In accordance with the Elbit Transaction dated November 19, 2009, all of the company’s lease commitments were transferred to Elbit and there are no future rental payments as of December 31, 2009.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 18 - Commitments and Contingent Liabilities (cont'd)

C.	Liabilities and guarantees

1.
In accordance with the Asset Purchase Agreement entered into between the Company and Elbit, dated July 19, 2009, the Company has placed an amount of $1.5 million in a separate bank account and granted to Elbit a first priority fixed charge in such bank account. The fixed charge is for a period of 18 months from the date of closing of the asset Purchase agreement, namely until May 19, 2011.

This lien was outstanding from January 1, 2009 through and until the closing date of the Asset Purchase Agreement, in order to provide security for the credit received from banks and for the bank guarantees provided in favor of the Company, the Company registered first degree fixed and floating liens on monetary deposits, a floating lien on all its property, assets and related insurance benefits and a floating lien on its unpaid share capital, its goodwill and its plant, assets and rights.

In accordance with the asset purchase agreement dated November 19, 2009, the total obligation towards the banks provided in favor of the Company was transferred to Elbit.

Guarantees issued by banks in favor of the Company are as follows:

	December 31
	2009	2008
	$ thousands	$ thousands

Performance guarantees	-	5,984

Advance payment guarantees	-	35,505

Other bank guarantees	13	321

2.
From time to time, the Company has deposited cash and cash equivalents (including the insurance rights attached thereto) with certain financial institutions that have issued guarantees on behalf of the Company in favor of its customers. As of December 31, 2008, $9.008 million current and non-current restricted bank deposits). As of December 31, 2009, in accordance with the Elbit transaction entered into between the Company and Elbit $3.831 million are held in escrow, (see Note 4 for details).

3.
During 2008, the Company commenced the development of a personel location tracking and monitoring solution for firefighters and other first responder personnel. The product, named First responders Independent Navigation Device, or FIND, aims to develop a way to track emergency workers on a given site without GPS receiving capabilities. The Company developed FIND together with a US based precision motion technology developer InterSense Inc. of Bedford, MA and the activity was partially funded by the Binational Industrial Research and Development Foundation (BIRD), which supports development cooperation between US and Israeli companies. The Company committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The obligation to pay these royalties was contingent on actual sales of the products and in the absence of such sales, no payment is required. As of November 19, 2009, the total obligation for royalties, net of royalties paid to accrued was transferred to Elbit, as part of the Elbit Transaction.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 18 - Commitments and Contingent Liabilities (cont’d)

D.
In November 2006, the Board of Directors approved a new service agreement with Consult Wise Pte Ltd., a company under control of Aviv Tzidon’s brother, effective as of January 1, 2007 for a term of two years. According to the terms of the agreement, Consult Wise Pte Ltd. provided marketing and support services in Singapore in exchange for a gross monthly fee of $3.5 thousand for marketing services and a gross monthly fee of $3.5 thousand for support services. In the event that, during the term of the new agreement, the Company receives a purchase order for its products or services based on the marketing services, Wise was entitled to a commission as follows: (a) on the first $1 million received from a purchase order - a commission equal to 3%; (b) on amounts between $1 million and up to $3 million - a commission equal to 2%; (c) on amounts over $3 million - a commission equal to 1%.

As of April 19, 2009 the Board of Directors approved the renewal of the agreement for an additional period of two years, retroactively from January 1, 2009 until December 31, 2010.

In accordance with the asset purchase agreement entered between the Company and Elbit, dated November 19, 2009, the agreement between the Company and consult Wise Pte Ltd. was terminated.

E.
During 2009, the Company filed a complaint against Hartech Systems Ltd., Hartech Technologies Ltd., Mr. Ofer Har and three employees of these companies (“the Defendants”), in the Tel Aviv District Court. In the complaint, the Company claims the Defendants violated the Company's copyright by using the original live training simulation software which was developed and owned by the Company. In August 2009, HarTech filed a counterclaim against the Company seeking recovery for non-payment of fees due under a consulting agreement between the Company and HarTech as well as damages to the counterclaimants' reputation resulting from the Company’s complaint in the amount of approximately NIS 907 thousand ($241 thousand as of December 31, 2009). In addition, a deposit in the amount of $241 thousand is pledged in respect of an outstanding claim made against the Company, see Note 4B and a similar sum was remained held by Elbit Systems under a lien. In January 2010 the court ordered to cancel this pledge and in April 2010 ordered to reduce the sum that was held by Elbit Systems to approximately NIS 360 thousand ($95 thousand) that will be remained held by Elbit Systems under a lien to guarantee company's ability to pay the alleged debt in respect of the fees due under the above consulting agreement.

In addition, in June 2009, the Company requested that the court require the Defendants to deposit the source code of the disputed intellectual property in escrow. The source code was deposited in escrow in exchange for a bank guarantee of approximately $13 thousand (NIS 50 thousand) and is valid until payment in accordance with a court order or instruction of the district court in Tel-Aviv.

The Company does not believe that the outcome of this litigation is likely to have a material adverse effect on its future financial results or financial condition.

F.	Derivative financial instruments

From time to time, the Company enters into foreign currency future contracts and put and call options contracts to reduce the impact of fluctuations of certain currencies against the dollar resulting primarily from firm commitments not denominated in dollars.

As of December 31, 2009 there are no derivative financial instruments.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 19 - Transaction with Milestones Upgrading & Industries Company Ltd. ("Milestone")

In March 2009, as part of a proposed transaction with Milestones Upgrading & Industries Company Ltd. ("Milestone"), Milestone entered into a loan agreement with the Company in the amount of $1.5 million, which was received by the Company in March 2009. This loan agreement was part of an Agreement in Principle with Milestone for the investment of $3 million in the share capital of the Company, and a convertible loan of $2 million.

In May 2009, Milestone informed the Company that it encountered technical difficulties that may come in the way of moving forward with their investment in the Company and stated that in order to ascertain if it is able to resolve these difficulties requested an extension of the negotiation period detailed in the Agreement in Principle entered into between the parties in March 2009.

On June 11, 2009, the Company filed a motion against Milestone with the District Court in Tel Aviv. An amount of $1,885 thousand was placed in a trust account to cover any settlement agreement resulting from the Milestone litigation. In December 2009, following a settlement agreement made between the parties, which the District Court of Tel Aviv validated as a verdict, the Company repaid Milestones the loan including interest in a total amount of $1.687 million.

In December 2009, the amount remaining in the trust account, $198 thousand was released to the Company.

Note 20 - Income Taxes

A.	Amendments to the Income Tax Ordinance

On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147) – 2005, which provides, inter alia, for a gradual reduction in the corporate tax rate to 25% as from the 2010 tax year.

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, an additional gradual reduction in the corporate tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the corporate tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year – 26%, in the 2010  tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year  – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

Current and deferred tax balances for the periods reported in these financial statements are calculated in accordance with the new tax rates specified in the Economic Efficiency Law.

B.	Taxation of foreign subsidiary

The Company’s subsidiary in Singapore is taxed under the tax laws in force in that country.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 20 - Income Taxes (cont’d)

C.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers projected taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the tax code. Based on the level of historical taxable losses, management can determine that it is more likely than not that they will not be able to use the tax asset of the company net operating loss carry forwards in the future.

D.	A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

	Year ended December 31
	2009	2008
	$ thousands	$ thousands

Profit before taxes on income	29,407	1,623
Statutory tax rate in Israel	26%	27%
Theoretical tax cost	7,646	438
Losses, deductions and expenses in respect of
which deferred tax assets were not recorded	(7,670)	(499)
Non-deductible expenses	24	61

Actual tax expense	-	-

E.	Income tax assessments

Final tax assessment has been received by the Company up to and including 2006.

F.	Net operating loss carry forwards

Net operating loss carry forwards of the Company as of December 31, 2009, totaled approximately $26 million. The net operating loss carry forwards have no expiration date.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 21 - Supplementary Statement of Operation Information

A.	Summary information about geographical areas:

Total revenues are attributed to geographic areas based on the location of the customers.

	Year ended December 31
	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Total revenues from:
Israel	138	438	398
Far East	28,173	28,241	5,926
Europe	4,510	1,609	5,120
Africa	3,912	140	-
South America	380	1,138	1,662

Total revenues	37,113	31,566	13,106

B.	Major customers’ data as a percentage of the total revenues:

	Year ended December 31
	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Customer A	29%	44%	32%
Customer B	29%	10%	*
Customer C	17%	34%	*
Customer D	10%	*	*
Customer E	*	*	13%
Customer F	*	*	21%

	85%	88%	66%

*	Less than 10%

C.	Cost of revenues

	Year ended December 31
	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Raw materials and components	3,740	2,521	1,513
Salaries, wages and employees’ benefits	6,061	6,350	4,055
Subcontractors	12,836	10,168	2,006
Agents fees	2,543	1,342	848
Depreciation and amortization	287	388	368
Other manufacturing costs	2,826	2,513	1,956
Inventory write off	-	-	699

	28,293	23,282	11,445

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 21 - Supplementary Statement of Operation Information (cont'd)

D.	Financial expenses, net

	Year ended December 31
	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Financial income:
Interest on short-term deposits	24	173	160
Changes in respect of foreign exchange differences	-	-	12
Other	4	46	59

	28	219	231

Financial expenses:
Bank charges	741	549	179
Interest on long-term loan from bank and others	1,290	22	46
Changes in respect of foreign exchange differences	167	26	-
Derivatives	57	169	24

	2,255	766	249

Total financial expenses, net	(2,227)	(547)	(18)

Note 22 - Related Parties

A.	Balance sheet

	Year ended December 31
	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Other payables - Chairman of board of directors	275	13	-

B.	Key management personnel compensation (including directors)

The chairman of the board of directors, Aviv Tzidon, who is considered key management of the company, participates in the Company’s share option program.

	Year ended December 31
	2009	2008	2007
	$ thousands	$ thousands	$ thousands

Share-based payments	72	53	126
Payments of salary and bonus	275	13	-

	347	66	126

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 22 - Related Parties (cont'd)

C.	Agreement with Eyepoint Ltd.

On March 1, 2004, the Company entered into a consulting agreement with Eyepoint Ltd., an Israeli company wholly owned by Dekel Tzidon, brother of Aviv Tzidon, the Chairman of our Board of Directors. Pursuant to this consulting agreement, Dekel Tzidon served as the Company’s Vice President of Research & Development and Chief Technological Officer until July 2008. In July, 2008 Mr. Dekel Tzidon resigned as our Vice President of Research & Development and Chief Technological Officer, but continued to work for the Company on a part-time basis. In 2009, 2008 and 2007, Eyepoint Ltd. provided the Company with consulting services in the amount of $104 thousand, $173 thousand and $173 thousand, respectively.

As of November 19, 2009, and as a result of the Elbit transaction, the Board of Directors of the Company approved the payment of US$20 thousand in consideration for consulting services to be provided to the Company, at a scope of two days per week, from the date of the closing of the Elbit transaction until June 30, 2010, relating to a certain outstanding matters.

D.	Agreement with Consult Wise Pte Ltd.

On January 1, 2004, the Company entered into an agreement with Consult Wise Pte Ltd., a Singaporean company. Maayan Tzidon (the brother of Aviv Tzidon, the Chairman of our Board of Directors) holds 50% of the issued and outstanding shares of Consult Wise. Pursuant to this agreement, the Company agreed to pay Consult Wise $3 thousand per month for the provision of its marketing services of our products and services in Korea and Singapore, for a period of three years commencing January 1, 2004. In lieu of cash, the Company agreed to pay the monthly fee in the Company Ordinary Shares based on a per share price of $0.18. In order to facilitate the payment of shares, a trustee was issued 600,000 of the Company Ordinary Shares and was instructed to release 16,667 of our Ordinary Shares to Consult Wise each month during the term of the agreement.

On January 1, 2007, following the expiration of the above agreement, the Company entered into a new agreement with Consult Wise Pte Ltd.  Pursuant to this agreement, the Company agreed to pay Consult Wise $3.5 thousand per month for the provision of its marketing services and $3.5 thousand per month for supporting the Company operating programs in Singapore; furthermore, Consult Wise is entitled to commissions on purchase orders issued by customers introduced to the Company pursuant to its marketing services.

During the years 2009, 2008 and 2007, Consult Wise Pte Ltd. provided the Company with consulting services in the amount of $279 thousand, $261 thousand and $234 thousand, respectively.

On April 19, 2009 this agreement was renewed for an additional period of two years, retroactively from January 1, 2009 until December 31, 2010. This agreement was terminated as of November 19, 2009, the date of the Elbit Transaction.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 23 - Financial Instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31
	2009	2008
	$ thousands	$ thousands

Cash and cash equivalents	29,886	4,249
Restricted bank deposits and deposits in escrow	4,072	8,251
Trade receivables including long-term amounts	1,271	3,406
Other receivables	330	197
Other non-current assets	-	757
Forward exchange contract	-	30

	35,559	16,890

Impairment losses

The aging of trade receivables including long term amounts at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2009		2008
	$ thousands	$ thousands	$ thousands	$ thousands

Not past due	-	-	2,806	-
Past due less than six months	1,271	-	600	-
Past due more than six months and less than one year	-	-	-	-

	1,271	-	3,406	-

The allowance for doubtful accounts represents Management’s best estimate of the probable loss inherent in existing accounts receivable balances as a result of possible non-collection. In determining the appropriate allowance, Management bases its estimate on information available about specific debtors, including aging of the balance, assessment of the underlying security received, the history of write-offs, relationships with the customers and the overall creditworthiness of the customers.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 23 - Financial Instruments (cont'd)

Liquidity risk
The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2009

	Carrying	Contractual
	amount	Cash flows	1st year
	$ thousands

Short-term loans from bank and others	120	120	120
Trade payables	1,305	1,305	1,305
Other payables	875	875	875

	2,300	2,300	2,300

December 31, 2008

	Carrying	Contractual
	amount	Cash flows	1st year
	$ thousands

Short-term loans from bank and others	120	120	120
Trade payables	4,853	4,853	4,853
Other payables	941	941	941

	5,914	5,914	5,914

Currency risk

	December 31, 2009		December 31, 2008
		Other currencies		Other currencies
	NIS	(mainly Euro)	NIS	(mainly Euro)
	$ thousands		$ thousands

Cash and cash equivalents	69	191	1,461	524
Restricted bank deposits and deposits in escrow	241	-	-	-
Trade receivables	191	815	74	450
Other receivables	331	-	140	11
Trade payables	176	9	1,633	45
Other payables	357	-	1,377	11

	1,365	1,015	4,685	1,041

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 23 - Financial Instruments (cont'd)

December 31, 2008 (cont'd)

Currency risk (cont'd)

The Company's exposure to foreign currency risk was as follows based on notional amounts:

Following is data regarding currency exchange rates to the USD:

	Reporting date spot rate
	December 31	December 31
	2009	2008
	$ thousands

NIS	0.2649	0.2630
EURO	1.4415	1.3933

Change in % :

Exchange rate of NIS in US$	0.7%	1.1%
Exchange rate of EURO in US$	3.4%	(5.6)%

Sensitivity analysis
A change of the NIS as at December 31, 2009 and 2008 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008.

		Equity	Net income
	Change	$ thousands	$ thousands

December 31, 2009
Increase in the NIS of	2%	(6)	(6)
Increase in the NIS of	1%	(3)	(3)
Decrease in the NIS of	(1)%	3	3
Decrease in the NIS of	(2)%	6	6

December 31, 2008
Increase in the NIS of	2.0%	(17)	(17)
Increase in the NIS of	1.0%	(9)	(9)
Decrease in the NIS of	(1.0)%	9	9
Decrease in the NIS of	(2.0)%	18	18

Fair Values

Fair values versus carrying amounts
The carrying amounts of the financial assets and liabilities, including cash and cash equivalents, restricted bank deposits, trade receivables, other receivables, other non-current assets, short-term loans, trade payables and other payables are same or proximate to their fair value.

RVB Holdings Ltd.
(formerly B.V.R. Systems (1998) Ltd. and Subsidiary)

Notes to the Consolidated Financial Statements

Note 24 - Financial Risk Management

The Company is exposed to credit, liquidity and market risks as part of its normal course of business. The Company's risk management objective is to monitor risks and minimize the possible influence that results from this exposure, according to its evaluations and expectations of the parameters that affect the risks. The Company uses derivative instruments in order to partially hedge its exposure to foreign currency exchange rate and interest rate fluctuations.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and extreme conditions, without incurring unacceptable losses or risking damage to the Company's reputation. The Company's policy is to ensure that it has sufficient cash and cash equivalents to meet expected operational expenses, including financial obligations.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's receivables from customers. Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis.

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the balance sheet. Financial instruments that could potentially subject the Company to credit risks consist primarily of cash and cash equivalent (trade receivables in 2008). Credit risk with respect to these receivables is limited due to the composition of the subscriber base, which includes a large number of individuals and businesses

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk
The Company is exposed to insignificant fluctuations in the interest rate.

Currency risk
The Company's operating income and cash flows are exposed to currency risk, mainly due to handset and network related acquisitions and its roaming activity. The Company also manages bank accounts that are denominated in a currency other than its respective functional currency, primarily NIS and Euro. As part of its risk management policy the Company uses forward contracts to partially hedge the exposure to fluctuations in foreign exchange rates.