Form 20-F
period 2010-12-31
R.V.B. Holdings Ltd
filed 2011-02-14
CIK 1064411

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

118,900,535 Ordinary Shares, par value NIS 1.00 per share
(As of December 31, 2010)

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

INTRODUCTION

R.V.B. Holdings Ltd, (RVB) (Formerly B.V.R. Systems (1998) Ltd.), is an Israeli company that was formed in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. RVB (then, BVR) commenced operations as an independent company effective as of January 1, 1998. In November 2009, RVB sold substantially all of its assets and liabilities, including the brand name "B.V.R.", to Elbit Systems Ltd. ("Elbit") and, subsequent to the sale, in January 2010 changed its name to R.V.B. Holdings Ltd.  RVB is controlled by Mr. Aviv Tzidon.

The following is the annual report on Form 20-F for the fiscal year ended December 31, 2010 of R.V.B. Holdings Ltd. The terms “we”, “us”, “our”, “the Company” and “RVB”, as used in this annual report,  mean R.V.B. Holdings Ltd. (formerly B.V.R. Systems (1998) Ltd.) unless otherwise indicated.

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

FORWARD LOOKING STATEMENTS

In addition to historical information, this annual report on Form 20-F contains forward-looking statements. Some of the statements discussed in "Item 3.D. Risk Factors" and elsewhere in this report contain forward-looking statements. Statements that use the terms “believe”, “anticipate”, “expect”, “plan”, “intend”, “estimate”, “project” and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections with respect to:

•	our ability to identify, evaluate and consummate suitable business opportunities and strategic alternatives;

•             the price and market liquidity of our ordinary shares;

•
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

•	our plans with respect to the management of our financial and other assets; and

•             the possibility of future litigation.

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

i

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

The selected data presented below under the captions “Statement of Operations Data,” and “Statements of Financial Position Data” as of and for each of the years in the five-year period ended December 31, 2010, are derived from the audited consolidated financial statements of RVB Holdings Ltd. The consolidated financial statements as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements and the related notes. The 2006 selected data was derived from consolidated financial statements that have been prepared in accordance with Israeli GAAP. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board (IFRS).

In November 2009, we sold our business to Elbit Systems Ltd. (Elbit) pursuant to an asset purchase agreement executed on July 19, 2009 (the "Asset Purchase Agreement"), as more fully described below under Item 10.C. "Material Contracts." The sale of our business to Elbit was completed on November 19, 2009 (the "Elbit Transaction"). As, to date, we have not initiated or purchased an operating business since the sale of our business to Elbit, the results of operations relating to the business sold, continue to be reported in our consolidated financial statements in full detail, rather than reported as discontinued operations in accordance with IFRS 5, " Non-current Assets Held for Sale and Discontinued Operations." see Note 1 to our consolidated financial statements included in this annual report.  In addition, as part of the Elbit Transaction, we sold our holdings in our wholly owned subsidiary, BVR S Pacific PTE to Elbit.

You should read the selected consolidated financial data together with the section entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report.

Year ended December 31
2006
(In thousands)
Statement of Operations Data:
In accordance with Israeli GAAP
Revenues	$10,103
Cost of revenues	(7,866)
Gross profit	2,237
Operating expenses:
Research and development	615
Selling and marketing	1,430
General and administrative	2,155
Total operating expenses	4,200
Operating loss	(1,963)
Financial expenses, net	(185)
Other expenses, net	-
Loss before taxes on income	(2,148)
Income tax expense	(75)
Net loss for the year	(2,223)
Basic and diluted loss per share	(0.02)
Weighted- average number of ordinary shares of nominal
NIS 1.00 par value outstanding (in thousands) used in
calculation of the basic and diluted earnings (loss) per share	112,361

Year ended December 31
2006
(In thousands)
Reconciliation to U.S. GAAP:
Net loss under Israeli GAAP	(2,223)

Compensation expense for all stock-based awards using the modified
prospective method	(596)
Loss under U.S. GAAP	(2,819)
Basic and diluted net loss per share under U.S. GAAP	(0.03)
Weighted average number of ordinary shares outstanding (in thousands)
used in basic loss per share calculation according to U.S. GAAP	112,361
Weighted average number of ordinary shares outstanding (in thousands)
used in diluted loss per share calculation according to U.S. GAAP	112,361

	Year ended December 31
	2010	2009	2008	2007
	(In thousands)
Statement of Operations Data:
Revenues	-	$37,113	$31,566	$13,106
Cost of revenues	-	(28,293)	(23,282)	(10,746)
Inventory write off	-	-	-	(699)
Gross profit	-	8,820	8,284	1,661
Operating expenses:
Research and development	-	1,499	1,213	959
Selling and marketing	-	1,852	2,128	2,240
General and administrative	693	4,041	2,773	2,508
Total operating expenses	693	7,392	6,114	5,707
Other income (Elbit transaction)	867	30,206	-	-
Operating profit (loss)	174	31,634	2,170	(4,046)
Financial income	275	28	219	231
Financial expenses	(8)	(2,255)	(766)	(249)
Financial income (expenses), net	267	(2,227)	(547)	(18)
Profit (loss) before taxes on income	441	29,407	1,623	(4,064)
Income tax expense	-	-	-	-
Net profit (loss) for the year	441	29,407	1,623	(4,064)
Earnings (loss) per share:
Basic earnings (loss) per share (in $)	0.0037	0.25	0.01	(0.03)
Diluted earnings (loss) per share (in $)	0.0037	0.25	0.01	(0.03)
Weighted- average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of the basic earnings (loss) per share	117,971	117,069	116,952	116,861
Weighted- average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of diluted earnings (loss) per share	117,971	117,098	116,958	116,861

Year ended December 31
2006
(In thousands)
Consolidated Statement of Position Data:
In accordance with Israeli GAAP
Cash and cash equivalents	$3,421
Total assets	13,293
Short-term bank credit and loans	636
Share capital	25,861
Shareholders' equity	5,406
U.S. GAAP:
Total assets	14,604
Shareholders' equity	$5,406

	Year ended December 31
	2010	2009	2008	2007
	(In thousands)
Consolidated statement of position:
Cash and cash equivalents	$23,094	$29,886	$4,249	$1,520
Bank deposit	10,537	-	-	-
Total assets	34,421	35,585	21,412	10,160
Short-term bank credit and loans	120	120	120	1,086
Share capital	26,406	26,157	25,891	25,861
Shareholders' equity	33,583	33,142	3,388	1,711

Exchange Rate Information

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS to the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
January 2011	0.283	0.270
December 2010	0.282	0.273
November 2010	0.279	0.271
October 2010	0.280	0.274
September 2010	0.273	0.263
August 2010	0.266	0.261

The following table shows, for each of the months indicated, the high and low exchange rates between the EURO to the U.S. dollar, expressed as U.S. dollar per EURO and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (EURO)	Low (EURO)
January 2011	1.370	1.300
December 2010	1.347	1.309
November 2010	1.426	1.300
October 2010	1.409	1.371
September 2010	1.361	1.275
August 2010	1.327	1.262

The following table shows, for periods indicated, the average exchange rate between the NIS and EURO to the U.S. dollar, expressed as U.S. dollar per NIS and EURO respectively, calculated based on the average of the representative rate of exchange on the last day of each month during the relevant period as published by the Bank of Israel:

Year	Average (EURO)	Average (NIS)
2010	1.321	0.268
2009	1.392	0.255
2008	1.466	0.279
2007	1.369	0.243
2006	1.255	0.224

On February 11, 2011 the daily representative rate of exchange between the NIS and EURO to the U.S. dollar as published by the Bank of Israel was NIS 3.693, EURO 0.738, respectively to $1.00.

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

In November 2009, we sold our advanced defense training and simulation systems business, through the sale of substantially all of our assets and liabilities relating to such business, to Elbit. Since the sale to Elbit, our assets consist mainly of the cash consideration that we received from Elbit. Since the consummation of the sale of our business, we have concentrated on activities relating to the investment of our funds and the remaining aspects relating to the transfer of the business to Elbit, as well as pursuing our current plan of operation, which is to identify and evaluate suitable business opportunities and strategic alternatives, including through the acquisition of all or part of an existing business or otherwise. Other than attempting to locate business opportunities and activities relating to the investment of our funds, we do not currently conduct any operations.

We do not have an agreement or understanding with any third party with respect to the future operations of the Company. We make no assurance that we will be successful in identifying and evaluating suitable business opportunities or in consummating a business combination. We expect to incur expenses in connection with this identification and evaluation process, whether or not such process results in an investment of our funds. While we are actively exploring strategic transactions and opportunities, we have not targeted any particular industry or specific business within an industry in which to pursue such opportunities. We may enter into a business combination with a business entity having no significant operating history or other negative characteristics such as having limited earnings or no potential for immediate earnings, limited assets and negative net worth. We may also pursue a business combination that will not necessarily provide us with significant financial benefits in the short or long term. In the event that we complete a business combination, the success of our operations will be dependent upon the performance of management of the target company, our ability to retain management and numerous other factors, some of which are beyond our control. There is no assurance that we will be able to negotiate a business combination on terms favorable to us, or at all.  We are aware that our controlling shareholder, Aviv Tzidon, has granted to Greenstone Industries Ltd., a public Israeli company, an option to purchase our shares held by him, directly and indirectly, and additional shares he may purchase. Such option is exercisable until March 16, 2011, as reported by Aviv Tzidon and Greenstone Industries Ltd.

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

During the past three years, and particularly since September 2008, due to the severity of the crisis affecting financial institutions in the United States and in Europe, the rising costs of various commodities, the lack of growth and economic development in the United States and the developing recession, the general economic and business condition in many countries around the world has worsened, affecting, among other things, credit ratings of borrowers, the perceived and actual credit risks faced by lenders and purchasers of debt securities, the spending habits of consumers, and the ability to procure financing. Although this current crisis may present certain opportunities to companies such as RVB that are seeking prospective business combinations, if this current crisis continues, or any further economic downturns ensue, it may adversely affect: (i) our ability to procure financing required for prospective business combinations; (ii) the value of businesses we acquire; and (iii) our financial condition and results of operations. In addition, this economic downturn also affects the trading prices of securities in various capital markets around the world and may significantly and adversely affect the trading price of our ordinary shares.

When we do select a prospective target business or business in which to invest or with which to complete a business combination, we may be unable to properly ascertain the merits or risks of any particular target business operations.

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

As a result of the sale of our business to Elbit, we could be deemed to be an “investment company” under the Investment Company Act of 1940 (the “Investment Company Act”). If we do not enter into a business combination or develop an operating business or limit the nature of our investments and assets and succeed in making strategic “controlling” investments, we may be deemed to be an “investment company.” If we are deemed to be an “investment company” at any point in the future, we will not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Such order would subject us to additional commitments and regulatory compliance. In order to avoid falling within the definition of an "investment company" under the act, we may be required to restrict our investments, in the short-term and in the long-term. Such investments might not be as favorable to us as the investments we might make if we were not concerned about being designated as an "investment company".

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

Substantially all of the consideration for the sale of our business to Elbit was paid to us in US dollars.  However, some of our retained assets and liabilities are denominated in NIS.  The devaluation of the US dollar against the NIS may decrease the value of our assets and could impact our business.  We anticipate that a significant portion of our expenses will continue to be denominated in NIS.

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

We are controlled by Aviv Tzidon who, in the aggregate, beneficially owns, directly and through A.O. Tzidon (1999) Ltd., a company wholly owned by him, approximately 49.74% of our outstanding Ordinary Shares as of February 10, 2011. Therefore, Aviv Tzidon is able to elect the majority of our directors and exercise control over the outcome of matters requiring shareholder’s approval.

As of February 10, 2011, Aviv Tzidon, our Chief Executive Officer and Chairman of the Board of Directors beneficially owned, directly and through A.O. Tzidon (1999) Ltd., a company wholly owned by him an aggregate of 59,142,608 of our ordinary shares representing approximately 49.74% of our currently outstanding ordinary shares; in addition Aviv Tzidon holds options to purchase 1,800,000 Ordinary Shares of RVB, which assuming their exercise, and assuming no other exercise of RVB’s convertible securities, will bring Aviv Tzidon’s holdings to 50.49% of our outstanding Ordinary Shares, as of February 10, 2011. As a result, Aviv Tzidon controls the outcome of various actions that require our shareholder approval.  For example, Aviv Tzidon could elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

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

We were incorporated as an Israeli corporation under the name B.V.R. Systems (1998) Ltd., in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd., or BVR-T, in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR commenced operations as of January 1, 1998. In January 2010, we changed our name to R.V.B. Holdings Ltd. in connection with the sale of our business to Elbit (as described below). Our corporate governance complies with the Israeli Companies Law, 1999, as amended (the "Companies Law").

On July 19, 2009, we entered into an Asset Purchase Agreement with Elbit Systems Ltd., whereby Elbit acquired substantially all of our assets and business for cash consideration of approximately $34 million and assumed substantially all of our business related liabilities (the "Elbit Transaction").  The shares of our Singapore based wholly-owned subsidiary, BVR S Pacific PTE were included in the assets bought by Elbit.  The sale of our business to Elbit was completed on November 19, 2009.  For more information related to the Elbit Transaction see- Item 10C. Material Contracts.

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

Significant Events

In March 2006, H.S.N. General Managers Holdings L.P. (or "HSN"), an Israeli limited partnership led by Mr. Nir Dor, invested $3.6 million in our share capital in consideration for the issuance of 20,000,000 ordinary shares, representing approximately 17% of our issued share capital, at a price per share of $0.18. In connection with this investment, HSN was issued three separate warrants for the purchase of 6,000,000 of our ordinary shares per each warrant, with exercise prices of $0.36, $0.54 and $1.00 per share, exercisable for a period of three years, with a mandatory exercise mechanism under certain conditions. None of these warrants were exercised and, as of March 2009, all have expired. Pursuant to this investment, Mr. Dor was appointed to serve as a member of our board of directors and shall be entitled to continue to serve on the board, either personally or to nominate a representative on his behalf, for such time as HSN holds at least 9% of our outstanding share capital. As at the date of this report, HSN holds approximately 16.8% of our issued share capital.

Capital Expenditures

Our capital expenditures totaled $0 million in the year ended December 31, 2010, $0.2 million in the year ended December 31, 2009 and $0.3 million in the year ended December 31, 2008.

B.           Business Overview

General

Following the closing of the Elbit Transaction and the sale of our operating business to Elbit on November 19, 2009, we ceased substantially all of the operations of our business as conducted prior thereto including those of our subsidiary in Singapore, BVR-S Pacific PTE.  We currently hold substantially all of our assets in cash. Our current plan of operation is to identify and evaluate suitable business opportunities and strategic alternatives, including, through the acquisition of all or part of an existing business, pursuing business combinations or otherwise.  While we are actively exploring strategic transactions and opportunities, we have not targeted any particular industry or specific business within an industry in which to pursue such opportunities.

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

We seek to conduct our operations, including by way of investing our cash, to the extent possible, so as not to become subject to regulation under the ICA. Because currently substantially all of our assets consist of cash we do not believe that we are engaged in “investment company” activities or business.

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

During the period in which we are deemed to be a shell company and for a period of sixty days following the filing of the Form 20-F reflecting the change in our status as described above, we may not use any Form S-8 we have on file in order to enable the issuance of our shares and the resale of such shares.  In addition, the provisions of Rule 144 promulgated under the Securities Exchange Act of 1934 may not be used for resale of shares issued by us at the time we were deemed to be a shell company for as long as we are deemed to be a shell company and for a period of one-year thereafter.  These restrictions may limit our ability to compensate future employees and attract new key personnel and may also restrict our ability to raise capital via the private placement of our shares.

C.           Organizational Structure

We currently do not have any subsidiaries. We are controlled by Aviv Tzidon which, in the aggregate, beneficially owns, directly and through A.O. Tzidon (1999) Ltd., a company wholly owned by him, approximately 49.74% of our currently outstanding ordinary shares .

D.           Property, Plant and Equipment

We currently do not have any material fixed assets.

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

Critical Accounting Policies

The preparation of our financial statements, in conformity with IFRS  requires us to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. These are our management’s best estimates based on experience, various facts, external circumstances, reasonable assumption and historical data.  Actual results could differ from those estimates.

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

A.           Results of Operations

On November 19, 2009 (the “Closing Date”) after receipt of all required approvals we sold substantially all of our assets and liabilities to Elbit Systems Ltd. (NASDAQ: ESLT) (“Elbit”), for a total cash consideration of approximately $34 million (the “Elbit Transaction”), out of which $4.8 million were held in escrow, see Note 4 to our Consolidated Financial Statements. As a result of the Elbit Transaction, we recorded, in the 2009 statement of operations, a net gain of $30.2 million, after deducting attribute transaction costs in the amount of $ 655 thousand. In addition, transaction related expenses in the amount of $471 thousand were recorded in the General and administrative expenses.

During 2010 Elbit notified us that the purchased projects were not balanced in the amount of $970 thousand and  we disputed Elbit's claims. At the end of 2010 we reached a final settlement with Elbit according to which, a payment of $242 thousand will be transferred to Elbit and $728 thousand will be transferred to us. We've recognized the aforementioned amount of $728 thousand as other income in 2010, due to the fact that we did not recognize this amount as an asset in the balance sheet of 2009.

As of December 31, 2010 all of the Company’s escrow accounts were released back to the Company.

Our operating cycle until the Elbit Transaction was generally twenty four months. As of the date of this report, we are attempting to locate business opportunities and activities in which to invest our funds, but currently we do not conduct any operations. Therefore, in accordance with IFRS the normal operating cycle for the period ended 2010 is twelve months.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009.

On November 19, 2009 we completed the Elbit Transaction.  Accordingly, it should be noted that during the year ending December 31, 2010 we had no operating activity and as such the comparison of our operating results of the year ended December 31, 2010 to the year ended December 31, 2009 is not applicable.

General and Administrative Expenses.
General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, office, vehicle and rental expenses. General and administrative expenses in fiscal 2010 were $0.7 million, a decrease of $3.3 million, or 83%, from $4 million in fiscal 2009. The decrease in general and administrative expenses was primarily attributed to the sale of business to Elbit.

Operating Loss
As a result of the foregoing and the income from Elbit Transaction, resulting in a net gain of $0.9 million, we had an operating profit of $0.2 million in fiscal 2010, compared to an operating profit of $31.6 million in fiscal 2009.

Financial Expenses, Net.

Financial expenses consist primarily of interest paid on loans, bank charges, losses from foreign exchange erosion of monetary balances and losses from derivatives instruments. Financial income consists primarily of interest earned from short-term deposits and interest on non-current receivables. Financial income, net in fiscal 2010 was approximately $0.3 million compared to expenses of $2.2 million in fiscal 2009. The increase in financial income net is attributed to increase in interest on bank deposits due to the Elbit transaction proceeds.

Year Ended December 31, 2009 compared toYear Ended December 31, 2008
Revenues

Revenues in fiscal 2009 were $37.1 million, an increase of 18% compared to revenues of $31.6 million in fiscal 2008.  The increase was primarily attributed to the increase of the order backlog in 2008 of $29 million and to revenues from royalties in fiscal 2009 which contributed $3.2 million. Revenues from sales of our live and embedded training systems products accounted for 70% and 71% in fiscal 2009 and 2008, respectively. Revenues derived from our virtual and constructive simulator products accounted for 29% and 30% of our revenues in fiscal 2009 and 2008, respectively.  The geographical breakdown of our revenues in fiscal 2009 was as follows: approximately 76% of our revenues were in Asia, 12% in Europe, 11% in Africa and 1% in America.  In fiscal 2008, approximately 89% of our revenues were in Asia, 5% in Europe, 4% in America and 1% in Israel. The fluctuations in the proportion of our revenues attributed to geographic areas are the result of the completion of several contracts, which we had with various countries. Our agreements are multi-year contracts, and we generally recognize revenues on the percentage of completion method, recognizing expenses when incurred.

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

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31	Israeli inflation % rate	Devaluation of the NIS rate %	Israeli inflation adjusted for devaluation %

2006	(0.1)	(8.2)	8.1
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6)	8.7

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

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations as recently experienced in Israel and, particularly larger periodic devaluations or revaluations, will have an impact on our profitability and period-to-period comparisons of our results. In 2009 and 2010, the devaluation of the dollar against the NIS exceeded the rate of inflation in Israel, and we experienced an increase in the dollar cost of our operations in Israel.

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

In the past, we entered into currency future contracts and put and call option contracts to reduce our exposure to fluctuations of specific currencies against the dollar, resulting primarily from firm commitments in such currencies. As of December 31, 2010, we had no derivative financial instruments.

Effective Corporate Tax Rate

The statutory Israeli corporate tax rate was 25% in 2010 compared to 26% in 2009,  27% in 2008 and 29% in 2007.

On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147) – 2005, which provides, inter alia, for a gradual reduction in the corporate tax rate to 25% as from the 2010 tax year. On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, an additional gradual reduction in the corporate tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the corporate tax rates applicable as from the 2010 tax year are as follows: In the 2010 tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

B.           Liquidity and Capital Resources

Historically we have met our financial requirements primarily through the private sale of equity securities, customer payments and advances and the utilization of bank credit lines.  In addition, we raised capital through equity financings in 2004 and in 2006. In March 3, 2009, we entered into an agreement in principle with Milestones Upgrading Ltd. ("Milestones") for the investment of $3 million in share capital and the grant of a convertible loan of $2 million. Pursuant to the execution of this agreement in principle, the investor provided us with a $1.5 million loan which was considered part of the $2 million loan amount to be granted under the definitive agreement. Milestones did not consummate the investment and in December 2009 we entered into a settlement agreement with Milestones pursuant to which we repaid the loan including interest in a total amount of $1.7 million.  For more information on the Milestones settlement see Item 10C. Material Contracts.

On May 28, 2009, we announced that we entered into an agreement with Golan Investments for the investment of $3.5 million in the Company by means of a debenture, of which $2 million was provided to the Company on May 31, 2009 and the balance of $1.5 million was provided on June 21, 2009 (the "Golan Debenture").  In addition to the debenture, Golan Investments received a warrant to purchase three (3) million ordinary shares of the Company at an exercise price of $0.18 per share, which is exercisable for a period of five (5) years and will terminate in May 2014. The debenture became due twelve (12) months from the issue date in the amount of $3.85 million, and provided that it may be extended for additional consideration. Immediately following the Elbit Transaction, we repaid the Golan Debenture, within the initial twelve (12) month term, in the amount of $4.55 million, in accordance with its terms. The warrants granted to Golan Investments for the purchase of three (3) million ordinary shares of the Company remain outstanding as of the date of this report.

Upon consummation of the Elbit Transaction, we fully repaid our short-term debt to banks in the amount of $1.75 million. The total obligation for credit received from banks and for bank guarantees provided in favor of the Company was transferred to Elbit and we were released from all outstanding guarantees for the period following the Elbit transaction.

As of December 31, 2010, we had cash and bank deposits of approximately $33.6 million and a positive working capital of approximately $33.6 million.

Prior to the Elbit Transaction, our operating cash flow was influenced by cash advances from customers’ offset and by cash used in the performance of ongoing projects. Operating activities for the year 2009 and 2008, provided (or used) cash of approximately ($11.5) million and $9.6 million, respectively. For fiscal 2009, cash used from changes in assets and liabilities of ($11.2) million primarily consisted of an increase in trade receivables of ($10.5) million which were sold to Elbit. For fiscal 2008 cash derived from changes in assets and liabilities of $7.3 million consisted primarily of an increase in deferred revenues of $7.9 million and an increase in trade payables of $2.9 million.

Investing activities for fiscal 2010, 2009 and 2008 provided (or used) cash of approximately ($5.8) million, $37 million and ($5.9) million, respectively. Cash flows used in investing activities in fiscal 2010 consisted primarily of $4.6 million proceeds from transaction with Elbit and a release of deposit in escrow, $0.2 million decrease in restricted bank deposits (net of interest received) and $10.5 million deposits in bank.

Cash flows provided of investing activities in fiscal 2009 consisted primarily of proceeds from the transaction with Elbit of $28.8 million and a decrease in restricted bank deposits (net of interest received) and deposits in escrow of $8.6 million. The decrease in restricted bank deposits resulted from the transfer of the entire obligation for credit received from banks and for bank guarantees to Elbit.

Cash flows used in investing activities in fiscal 2008 consisted primarily of the purchase of fixed assets and intangible assets in the amount of $0.4 million and an increase in restricted bank deposits (net of interest received) of $5.6 million.

Financing activities for fiscal 2010, 2009 and 2008 provided (or used) cash of approximately of $0 million, $0.2 million and ($0.9) million respectively.

Cash flows used in financing activities in fiscal 2008 consisted primarily of repayment of short-term bank credit and loan in the total amount of $1 million.

C.           Research and Development, Patents and Licenses

Our policy was to devote a significant portion of our personnel and financial resources to developing new products.  Following the sale of our assets to Elbit in November 2009, we conduct no research and development activities.

Our gross research and development expenditures were $0 in 2010, $1.5 million in 2009 and $1.2 million in 2008.

D.           Trend Information

Not applicable.

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

F.           Tabular Disclosure of Contractual Obligations

As of December 31, 2010, we had no contractual obligations of the type required to be disclosed in this section.

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

ITEM 6 - Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table lists the name, age and position held by our executive officer and directors, as of February 13, 2011:

Name	Age	Position
Aviv Tzidon	55	Director, Chairman of the Board of Directors and Chief Executive Officer
Nir Dor	47	Director
Jonathan Regev	47	Director*
Alicia Rotbard	64	Director*
Avraham Toledano	51	Director
Avraham Zamir	67	Director

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

Avraham Zamir has served as our director since July 2009.  Mr. Zamir has been an independent consultant for technology companies in Israel and abroad, and a lecturer for academic institutes on negotiations and marketing in different cultures, since 2001.  Between 1987 until 1990, Mr. Zamir served as a projects manager and marketing director of TIL Consulting Company Ltd.; from 1990 until 1991 Mr. Zamir served as a marketing director for defense systems in RADA Electronic Industries Ltd.; and from 1991-2000 Mr. Zamir served as senior vice-president for business development, marketing and sales of RVB.  Mr. Zamir holds a B.Sc. in aeronautical engineering from Technion- the Israel Institute of Technology.

B.           Compensation

Members of our board of directors, other than the chairman of our board of directors and our external directors, do not receive cash compensation for their service on the board of directors or any committee of the board of directors. Our external directors received an aggregate of approximately $35,500 for the year ended December 31, 2010. In addition, the chairman of our board of directors who provided chief executive officer services was paid a total of $164,150 for the year ended December 31, 2010.

On June 27, 2010, our board of directors approved the repurchase of Ordinary Shares held by Ilan Gillies, former chief executive officer, and Reuven Shachar, former chief financial officer, which were issued to them upon exercise of options held by them, at an exercise price per share of $0.18, in consideration for the payment of $0.23 per Ordinary Share.  Accordingly, on January 26, 2011, we repurchased 930,000 Ordinary Shares held by Ilan Gillies, former chief executive officer, and Reuven Shachar former chief financial officer, according to the above mentioned conditions, for a consideration of $213,900, of which $167,400 was invested by them in the Company upon exercise of the options.

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

an employment relationship;
a business or professional relationship maintained on a regular basis;
control; and
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

At the Company's annual general meeting held on July 10, 2008, the Company appointed Ms. Alicia Rotbard to serve as external director. In April 2010, pursuant to the decision of an extraordinary meeting of shareholders, the Company appointed Jonathan Regev as an external director of the Company.

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

Limitations on Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his or her duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;
•	any act or omission done with the intent to derive an illegal personal benefit; or
•	any fine levied against the office holder.

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

Management Consulting Agreement

Upon consummation of the Elbit Transaction, the employment of our senior management was terminated.  Aviv Tzidon was appointed to serve as our Chief Executive Officer, on a consulting basis, as of November 19, 2009, the closing date of the Elbit Transaction, in consideration for a monthly fee of NIS 50,000.  Upon consummation of the Elbit Transaction, the board of directors of the Company resolved to continue to utilize the consulting services of Dekel Tzidon, through his company, Eyepoint Ltd., and extended the term of such services until June 30, 2010 for a fixed fee of twenty thousand U.S. Dollars ($20,000). See Item 7. Related Party Transactions, Agreement with Eyepoint Ltd.

Employee Share Option Plans

On June 27, 2010, our board of directors approved to offer to all our former employees and service providers with outstanding options (which were working in our company until the Elbit transaction was consummated and who have agreed to sign a new contract with Elbit), to repurchase their options at a purchase price equal to $0.23 minus the options exercise price.

In July 2010 we provided to our former employees and service providers an offer to purchase their outstanding options and in September 2010, we repurchased 2,186,000 options for a total consideration of $107,490.

Employees

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.  Data reported for 2009 reflects the Company's employees as of November 19, 2009, the closing date of the Elbit Transaction:

	Year ended December 31,
Activity	2010	2009	2008
Production & Research and Development	-	111	116
Marketing and Sales	-	4	6
Administration and Management	-	13	14
Total	-	128	136

As of February 10, 2011, we did not employ any employees.  Mr. Aviv Tzidon serves as our Chief Executive Officer on a consulting basis, the terms of which were approved by our shareholders in January 2010.  In connection with the consummation of the Elbit Transaction, we entered into a short-term consulting agreement with Dekel Tzidon which expired on June 30, 2010.

We are subject, like all Israeli employers, to labor laws and regulations in Israel.  These laws principally concern matters like paid annual vacation, paid sick days and other conditions of employment. In addition, Israeli law generally requires severance pay, which may be funded by managers’ insurance described below (or by other funds), upon the retirement or death of an employee or termination of employment, subject to the provisions of the law.  Provisions for severance pay amount to approximately 8.33% of wages.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is broadly parallel to the United States Social Security Administration.  These amounts also include payments by the employee for national health insurance.  The total payments to the National Insurance Institute are equal to approximately 16.25% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%. As above stated, currently we have no employees.

We and any Israeli employees we may employ in the future will be subject to certain provisions of the general collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Association, by order of the Israel Ministry of Labor and Welfare.

We have engaged a third party outsourcing financial services firm to assist us with the preparation of our annual report, our financial statements and with maintaining  certain internal control and adequate  documentation for our internal controls over financial reporting under the supervision of our Chief Executive Office .

D.           Share Ownership

As of February 10, 2011, Aviv Tzidon beneficially owned an option to purchase 1,800,000 Ordinary Shares, exercisable at a price of $0.18 per share until November 24, 2011. Assuming the exercise of such options and no other exercise of our convertible securities, Mr. Tzidon will hold, directly and through A.O. Tzidon (1999) Ltd., a company wholly owned by him, 50.49% of our then outstanding Ordinary Shares.

Other than Mr. Aviv Tzidon, none of our directors and officers beneficially own more than 1% of our outstanding equity securities.

Item 7 - Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of, February 10, 2011 by each person or entity known to own beneficially more than 5% of our outstanding Ordinary Shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Aviv Tzidon, directly and through A.O. Tzidon (1999) Ltd. 1 Azrieli Center Tel Aviv, 67021, Israel (3).	60,942,608	50.49%
H.S.N. General Managers Holdings LP 7 Berkowitz St. Tel Aviv Israel	20,000,000	16.82%
Polar Investments House Platinum House 21 Ha’arbah St. Tel Aviv 64731 Israel	6,252,207(4)	5.26%
Bank Leumi Le-Israel B.M. 24-32 Yehuda Halevi St. Tel Aviv 63432 Israel	6,111,111	5.14%

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person.  Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of February 10, 2011.

(2)
Ordinary Shares deemed beneficially owned by virtue of the right of any person or group to acquire these ordinary shares within 60 days of February 10, 2011 are treated as outstanding only for the purposes of determining the percent owned by such person or group.  The percentage of outstanding Ordinary Shares is based on 118,900,535 Ordinary Shares outstanding as of February 10, 2011.

(3)
Aviv Tzidon and A.O. Tzidon (1999) Ltd.  have entered into an agreement with Greenstone Industries Ltd. (“Greenstone”), a public Israeli company, pursuant to which, in consideration for the provision of a loan by Greenstone to Aviv Tzidon and A.O. Tzidon (1999) Ltd. of $12,500,000, they granted Greenstone an option to purchase, for a period of 90 days commencing as of December 16, 2010, (the “Option Period”), from A.O. Tzidon (1999)  Ltd. and Aviv Tzidon Ordinary Shares of RVB which shall constitute on the date of the exercise of the option not less than 50.14% and not more than 65% of our issued share capital (not taking into account 930,000 of our dormant shares), as shall be determined by A.O. Tzidon (1999) Ltd. and Aviv Tzidon  at their sole discretion (the Greenstone Option”) . To secure the repayment of the loan taken Aviv Tzidon and A.O Tzidon (1999) Ltd. have pledged their shares to the benefit of Greenstone and have transferred their shares in the company to a trustee who holds such shares in trust.  Aviv Tzidon and A.O. Tzidon (1999) Ltd. retain the voting rights in respect of such shares.

On February 6, 2011 A.O. Tzidon (1999) Ltd., and Aviv Tzidon, entered into a Share Purchase Agreement with H.S.N. General Managers Holdings L.P. (“HSN”) pursuant to which subject to the exercise by Greenstone of the Greenstone Option HSN shall sell to A.O. Tzidon (1999) Ltd. and/or Aviv Tzidon 20,000,000 of our Ordinary Shares, at a price per share of $0.215 and an aggregate purchase price of $4,300,000.

In addition, on February 6, 2011, Aviv Tzidon entered into an agreement with Industrial Development Bank of Israel Ltd. (the “Industrial Bank”) pursuant to which Aviv Tzidon undertook to purchase from the Industrial Bank no later than April 14, 2011, 1,111,111 of our Ordinary Shares, at a price per share of $0.20 and an aggregate purchase price of $222,222.2.

(4)	Includes 3,181,807 Ordinary Shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Investments Ltd.

As of February 8, 2011, there were a total of 3 holders of record of our ordinary shares with addresses in the United States. Such United States holders were, as of such date, the holders of record of 223,375 ordinary shares representing approximately 0.19% of our outstanding share capital. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 16.5% of our outstanding ordinary shares as of said date).

B.           Related Party Transactions

Agreement with Aviv Tzidon

On January 4, 2010, our shareholders meeting approved the payment to Aviv Tzidon, the Chairman of our Board of Directors, Chief Executive Officer and controlling shareholder, of a one time bonus of NIS 1,000,000 in his instrumental role in bringing the Elbit Transaction to a successful completion. We have recorded the bonus as an expense in the 2009 financial statements. In addition, our shareholders approved in the same meeting, the appointment of Aviv Tzidon as our chief executive officer in consideration for a gross monthly fee of NIS 50,000. Such bonus payment, appointment as chief executive officer and monthly fee were previously approved by our Audit Committee and Board of Directors in their respective meetings held on November 19, 2009.

Agreement with Consult Wise Pte Ltd.

On January 1, 2007, we entered into an agreement with Consult Wise Pte Ltd., a Singaporean company.  Maayan Tzidon, (the brother of Aviv Tzidon, the Chairman of our Board of Directors, Chief Executive Officer and controlling shareholder), holds 50% of the issued and outstanding shares of Consult Wise. Pursuant to this agreement, we agreed to pay Consult Wise $3,500 per month for the provision of marketing services and $3,500 per month to support our operations in Singapore. Consult Wise may receive commissions on purchase orders issued by customers introduced to us pursuant to its marketing services. On April 19, 2009 this agreement was renewed for an additional two year period, retroactively from January 1, 2009 until December 31, 2010.  This agreement was terminated in November 2009, following the Elbit Transaction.

Agreement with Eyepoint Ltd.

On March 1, 2004, the Company entered into a consulting agreement with Eyepoint Ltd., an Israeli company wholly owned by Mr. Dekel Tzidon, who is the brother of Mr. Aviv Tzidon, the Chairman of our Board of Directors, Chief Executive Officer and controlling shareholder. Pursuant to this consulting agreement, Mr. Dekel Tzidon served as our Vice President of Research & Development and Chief Technological Officer. In July 2008, Mr. Dekel Tzidon resigned as our Vice President of Research & Development and Chief Technological Officer but continued to work for us on a part-time basis. As of November 19, 2009, the date the Elbit Transaction was completed Mr. Dekel Tzidon provided consulting services to the Company, on a limited basis, pursuant to a consulting agreement between the Company and  Eyepoint Ltd. which expired on June 30, 2010.

In addition, on January 4, 2010, our shareholders meeting approved a bonus payment of $76,500 to Mr. Dekel Tzidon for his efforts and contribution in bringing the Elbit Transaction to a close. We have recorded the bonus as an expense in 2009 financial statements. Such bonus payment was previously approved by our Audit Committee and Board of Directors in their respective meetings held November 19, 2009.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8. Financial Information

A.           Consolidated Statements and Other Financial Information

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Legal Proceedings

HarTech Settlement Agreement

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

In January 2011, we entered into a settlement agreement with HarTech and the Defendants whereby the parties settled all claims against one another, and pursuant to which, HarTech will pay us an aggregate amount of $180,000 in two equal installments, the first to be paid on June 1, 2011 and the second installment no later than June 1, 2012.

Significant Changes

There have been no material changes in our financial position since December 31, 2010 except as otherwise disclosed in this annual report.

Dividend Policy

We have no dividend policy.

ITEM 9.  The Offer and Listing

A. Offer and Listing Details

Our Ordinary Shares are listed and traded on the Over The Counter Bulletin Board under the symbol RVBHF.OB.

The following table sets forth, for the periods indicated, the range of high and low sales prices of our Ordinary Shares:

	High	Low

2006
Year ending December 31, 2006	$0.28	$0.15

2007
Year ending December 31, 2007	$0.24	$0.14

2008
Year ending December 31, 2008	$0.20	$0.11

2009
Year ending December 31, 2009	$0.26	$0.05

2010
Year ending December 31, 2010	$0.18	$0.05

2009
First Quarter	$0.15	$0.09
Second Quarter	$0.20	$0.12
Third Quarter	$0.23	$0.18
Fourth Quarter	$0.19	$0.11

2010
First Quarter	$0.17	$0.08
Second Quarter	$0.18	$0.12
Third Quarter	$0.16	$0.09
Fourth Quarter	$0.15	$0.05

Most Recent Six Months
January 2011	$0.15	$0.13
December 2010	$0.15	$0.10
November 2010	$0.15	$0.08
October 2010	$0.15	$0.05
September 2010	$0.15	$0.09
August 2010	$0.16	$0.13

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

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.  The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given act or action to be approved or performed by the officer holder by virtue of his or her position; and

•	all other important information pertaining to such an act or action.

•	The duty of loyalty requires an office holder to act in good faith for the interests of the company and includes a duty to:

•	refrain from any conflict of interest between the performance of the office holder’s duties in the company and his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or for others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.

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

C.           Material Contracts

Elbit Transaction

On July 19, 2009, we entered into an Asset Purchase Agreement with Elbit Systems Ltd., whereby Elbit acquired substantially all of our assets and business for a cash consideration of approximately $34 million and to assume substantially all of our business related liabilities.  The purchase price of $34 million was based on the assumption that the purchased projects were balanced, or consistent with the presented stage of execution.

The shares of our Singapore based wholly-owned subsidiary, BVR S Pacific PTE were included in the assets bought by Elbit.

An amount of $1,500,000 was placed in escrow for a period of 120 days following the November 19, 2009 closing date of the Elbit Transaction (the "Closing Date"), at which time the parties would determine the actual adjustment amount, if any, of up to the $1.5 million  held in escrow. In March 2010, the Company received a letter from Elbit which claimed that, according to the terms of the escrow agreement and the Asset Purchase Agreement, Elbit was entitled to a purchase price adjustment of nine hundred seventy thousand five hundred forty U.S. Dollars ($970,540) from the money held in escrow.  We disputed Elbit's claim and on November 21, 2010, entered into an agreement with Elbit pursuant to which we paid Elbit $242,635 as full and final settlement of adjustment of the projects.  The balance of the escrow amount was released to us.

The Asset Purchase Agreement included representations and warranties made by us for the benefit of Elbit, with respect to our structure and various aspects of our business. These representations and warranties generally survived for a period of eighteen (18) months from the November 19, 2009 closing date of the Elbit Transaction.  As a guarantee for such representations and warranties we issued a pledge in favor of Elbit in an amount of $1,500,000, pursuant to a pledge agreement entered into between us and Elbit, executed as of the Closing Date. On November 21, 2010 we entered into an amendment to the Asset Purchase Agreement such that the survival period of the representations of the warranties was amended until November 21, 2010, and the pledge agreement was cancelled and the $1,500,000 pledge to the benefit of Elbit was released.

As at the Closing Date, there were certain assets that were unable to be transferred to Elbit (“Non-transferable Assets and Liabilities”). Therefore we entered into an agreement with Elbit, regarding such Non-transferable Assets and Liabilities which stipulates that until such Non-transferable Assets and Liabilities are able to be transferred to Elbit, we shall provide Elbit with the benefit of each of the non-transferable assets and Elbit shall satisfy or perform any liability, back-to-back with our obligations. Both parties agreed that Elbit shall be responsible for the fulfillment of the undertaking under any contract with respect to non-transferable assets and shall provide the products and/or services, via the Company. As of the date hereof there is one agreement that is subject to this back-to-back agreement.

The foregoing description of the Asset Purchase Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Asset Purchase Agreement filed by us as Exhibit 4.1 of Item 19, of our annual report on form 20-F for the year ending 2009 incorporated by reference herein.

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

For a summary of our other material contracts, see:

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 25% of their taxable income in 2010.  The corporate tax was reduced to a rate of 24% in 2011, and will be further reduced to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

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

(a)
There was a special tax adjustment for the preservation of equity whereby certain corporate assets were classified broadly into fixed (inflation resistant) assets and non-fixed assets.  Where a company’s equity, as defined in such law, exceeded the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess was allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis).  If the depreciated cost of fixed assets exceeded a company’s equity, then such excess multiplied by the applicable annual rate of inflation was added to taxable income.

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

In addition, under the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person:

•	who holds such shares as a capital asset;

•	who qualifies as a resident of the United States within the meaning of the U.S.-Israel tax treaty; and

•	who is entitled to claim the benefits available to the person by the U.S.-Israel Tax Treaty.

However, this exemption does not apply, among other cases, if the gain is attributable to a permanent establishment of such person in Israel, or if the holder is a resident of the United States within the meaning of  the U.S.-Israeli Tax Treaty who holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. Under these circumstances, the sale, exchange or disposition would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such U.S. resident generally will be permitted to claim a credit for the Israeli taxes paid against the U.S. federal income tax imposed on the sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividends

Non residents of Israel are subject to Israeli income tax on the receipt of dividends paid on the ordinary shares at the rate of 20%, or 25% if the dividend recipient is a significant Controlling Shareholder, which tax will be withheld at source, unless the dividends are paid from income derived from an Approved Enterprise during the applicable benefit period, or a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a U.S. Resident will be 25%. However, when dividends are paid from income derived during any period for which the Israeli company is not entitled to the reduced tax rate applicable to an Approved Enterprise under Israel’s Law for the Encouragement of Capital Investments-1959, the maximum tax will be 12.5% if the holder is a company holding shares representing 10% or more of the voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of its prior taxable year, if any, and, if the company has not derived more than 25% of its revenues from passive income. When dividends are paid from income derived during any period for which the Israeli company is entitled to the reduced tax rate applicable to an Approved Enterprise then the tax will be 15%.

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

Interest Rate Risk

As we currently have no credit lines we are not presently exposed to interest rate risk.

Equity Price Risk

As of December 31, 2010, we did not have any marketable securities that were recorded at fair value. Hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

As of December 31, 2010, we had cash in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $430 thousand (out of $23,094 thousands in cash and cash equivalents that we had in total). Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our cash and cash equivalents would decrease by $39 thousand. As of December 31, 2010, we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $257 thousand. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by $23 thousand. As of December 31, 2010, we had other receivables in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $341 thousand. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by $31 thousand. As of December 31, 2010, we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $319 thousand. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $29 thousand. As of December 31, 2010, we had other payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $87 thousand. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the fair value of our accounts payable would increase by $8 thousand.

ITEM 12.  Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.   Defaults, Dividend Arrearages And Delinquencies

Not applicable.

ITEM 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.   Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer to allow timely decisions to be made regarding required disclosure.  Our  chief executive officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer has concluded that, as of such date, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our chief executive officer is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). The term of our Chief Financial Officer was terminated as of the date of the Elbit Transaction, November 19, 2009.  Since such date, our current Chief Executive Officer has served as the sole officer of the Company.  In conjunction with the Elbit Transaction, we entered into a Services Agreement with Elbit, whereby our former Chief Financial Officer together with former finance and accounting personnel of the Company, who as of the Elbit Transaction became employees of Elbit, continued to provide us with finance and accounting services, including all related internal controls and procedures through June 30, 2010. In 2010 through February 13, 2011 we have engaged a third party outsourcing financial services firm to assist us with the preparation of our annual report, our financial statements and with maintaining certain internal control and an adequate documentation for our internal controls over financial reporting under the supervision of our Chief Executive Officer.

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

The chairman of our audit committee assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting.  Based on that assessment, our chief executive officer concluded that as of December 31, 2010 the company’s internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the Dodd-Frank Act, passed in 2010, which eliminated the requirements for non-accelerated filers.

ITEM 16.     Reserved

ITEM 16A.  Audit Committee Financial Expert

Our board of directors has determined that Alicia Rotbard is our audit committee financial expert and is independent as defined by the applicable SEC and Nasdaq regulations.

ITEM 16B.  Code of Ethics

On May 13, 2004, our company adopted a code of ethics, which applies to all employees, officers and directors, including our chief executive officer and our principal accounting officer or controller or other persons performing similar functions.
Copies of our code of ethics are available free of charge at our executive offices upon request.

ITEM 16C.  Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Somekh Chaikin, a member firm of KPMG International (Independent Registered Public Accounting Firm) for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2010 and 2009, and for other services rendered.

	2010	2009
	(In thousands)
Audit Fees(1)	$65	$143
Audit-Related Fees(2)	-	100
Tax Fees(3)	-	-
All Other Fees	-	-

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

Pre-approval Policies and procedures

The audit committee approves all audits, audit-related services, tax services and other services provided by Somekh Chaikin. Any services provided by Somekh Chaikin that are not specially included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.

ITEM 16D.  Exemptions from the Listing and Standards of Audit Committees

Not applicable.

ITEM 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of Equity Securities by the Issuer

On June 27, 2010, our board of directors approved the repurchase of Ordinary Shares held by Ilan Gillies, former chief executive officer, and Reuven Shachar, former chief financial officer, which were issued to them upon exercise of options held by them, at an exercise price per share of $0.18, in consideration for the payment of $0.23 per Ordinary Share.

On January 26, 2011, we repurchased 930,000 Ordinary Shares held by Ilan Gillies, former chief executive officer, and Reuven Shachar former chief financial officer, according to the above mentioned conditions, for a consideration of $213,900, of which $167,400 was invested by them in the company upon exercise of the options.

Purchases of Equity Securities by an Affiliated Purchaser

On March 1, 2004, Mr. Aviv Tzidon was granted options to purchase 9,000,000 of our Ordinary Shares, at an exercise price of $0.18 per share, which vested over a period of five years commencing as of November 24, 2003. Once vested, the options are exercisable for a period of three years. As of the date hereof, options to purchase 6,200,000 shares underlying these options expired, 1,800,000 are considered to be beneficially owned by Mr. Tzidon and options to purchase 1,000,000 ordinary shares of the Company were exercised by Mr. Tzidon on November 2009.

On December, 2003, Chun Holdings Ltd. purchased, through a tender offer, 7,142,608 of our Ordinary Shares, at a purchase price per share of $0.18, for an aggregate purchase price of $1,285,669.44. On December 31, 2003, Chun Holdings Ltd. transferred all of its holdings in RVB to its affiliate, Chun Holdings LP ("Chun LP").

On March 3, 2004, Chun LP entered into an agreement to purchase 33,333,333 of our Ordinary Shares, at a purchase price per share of $0.18, for an aggregate purchase price of $6,000,000. In addition, on March 3, 2004, Chun LP, agreed to provide us with a credit line in the amount of $3.2 million, in consideration for a four-year warrant to purchase additional 40,000,000 of our Ordinary Shares, at an exercise price of $0.18 per share. From the warrant to purchase 40,000,000 Ordinary Shares of RVB, Chun LP waived its right to receive a warrant to purchase 10,000,000 of our Ordinary Shares and agreed that such warrant shall be granted to certain other entities. From the remaining warrant to purchase 30,000,000 of our Ordinary Shares, Chun LP transferred to certain of our principal banks, warrants to purchase 1,468,889 of our Ordinary Shares.

On August 4, 2004, Chun LP exercised part of its warrant to purchase 11,000,000 of our Ordinary Shares, and on September 26, 2004, it exercised its warrant to purchase an additional 6,666,667 of our Ordinary Shares of the Company for an aggregate purchase price of US$3,180,000, based on an exercise price per share of $0.18.

Based on a Form 13-D filed by Aviv Tzidon on September 16, 2010, on September 8, 2010, Portel Marketing S.A. and Aviv Tzidon, the limited partners of CHUN LP, and Chun LP entered into an agreement (the: “September 2010 Agreement”), pursuant to which Chun LP granted Aviv Tzidon, or a company controlled by Mr. Tzidon, the option to purchase from Chun LP, 58,142,608 of our Ordinary Shares.

Further , based on a Form 13-D filed by Aviv Tzidon on December 20, 2010, on December 16, 2010, A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon, exercised the option granted to Aviv Tzidon under the September 2010 Agreement and purchased 58,142,608 Ordinary Shares of the Company from Chun LP.

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

ITEM 18.     Financial Statements

See Item 17.

ITEM 19.      Exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1*	Memorandum of Association of Registrant
1.2**	Articles of Association
4.1***	Asset Purchase Agreement between the Registrant and Elbit Systems Ltd. dated July 19, 2010.
12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 (as sole officer of the Company).
13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C., Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (as sole officer of the Company).
15.1	Consent of Independent Registered Public Accounting firm.

_________________

*	Incorporated by reference to the Registration Statement on Form 20-F (Commission File No. 0-29884).

**           Previously filed with the Registrant's form 6-K dated November 27, 2009 and incorporated by reference herein.

***         Previously filed with the Registrant's form 20-F dated June 29, 2010 and incorporated by reference herein.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

R.V.B. HOLDINGS LTD

By:	/s/ Aviv Tzidon
Name: Aviv Tzidon
Title: Chief Executive Officer

Date: February 14, 2011

R.V.B. Holdings Ltd. Financial Statements As of and for the Year Ended December 31, 2010

R.V.B Holdings Ltd.
Consolidated Financial Statements as of December 31, 2010

Report of Independent Registered Public Accounting Firm to the Board of
Directors and Shareholders of
R.V.B. Holdings Ltd.

We have audited the accompanying consolidated statements of financial position of R.V.B. Holdings Ltd. )hereinafter- “the Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R.V.B. Holdings Ltd. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel

February 13, 2011

R.V.B Holdings Ltd.
Consolidated Statements of Financial Position as of December 31

		2010	2009
	Note	$ thousands	$ thousands

Assets

Current assets
Cash and cash equivalents	3	23,094	29,886
Bank deposit		10,537	-
Restricted bank deposits and deposits in escrow	4	-	2,572
Trade receivables		434	1,271
Other receivables	5	356	356

Total current assets		34,421	34,085

Long-term deposits in escrow	4	-	1,500
Property, plant and equipment	6	-	-
Intangible assets	7	-	-

Total non-current assets		-	1,500

Total assets	34,421	35,585

Aviv Tzidon
Chief Executive Officer and Chairman of the Board of Directors Approval date of the financial statements: February 13, 2011

R.V.B Holdings Ltd.
Consolidated Statements of Financial Position as of December 31

		2010	2009
	Note	$ thousands	$ thousands

Liabilities and Shareholders’ Equity

Current liabilities
Short-term loan	8	120	120
Trade payables		403	1,305
Other payables	9	301	655
Due to related parties	16	14	363

Total current liabilities		838	2,443

Post employment long-term benefits	10	-	-

Total liabilities		838	2,443

Shareholders’ equity	11
Share capital:
Ordinary shares, NIS 1.00 par value
400,000,000 shares authorized,
118,900,535 and 117,970,535 shares issued and
outstanding as of December 31, 2010 and 2009		26,406	26,157
Treasury Stock (930,000 Ordinary shares)		(167)	-
Share premium		16,833	16,915
Accumulated deficit		(9,489)	(9,930)

Total shareholders' equity		33,583	33,142

Total liabilities and shareholders’ equity		34,421	35,585

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B Holdings Ltd.
Consolidated Statements of Income for the Year Ended December 31

		2010	2009	2008
	Note	$ thousands

Revenues:
Sales		-	33,661	29,711
Royalties, commissions and others		-	3,452	1,855

Total revenues	15A	-	37,113	31,566

Cost of revenues	15C	-	28,293	23,282

Gross profit		-	8,820	8,284
Operating expenses:
Research and development		-	1,499	1,213
Selling and marketing		-	1,852	2,128
General and administrative		693	4,041	2,773

Total operating expenses		693	7,392	6,114

Profit (loss) before other income, net		(693)	1,428	2,170
Other income (Elbit transaction)		867	30,206	-

Operating profit		174	31,634	2,170

Financial income		275	28	219
Financial expenses		(8)	(2,255)	(766)

Financial income (expenses), net	15D	267	(2,227)	(547)

Profit before taxes on income		441	29,407	1,623
Income tax expense	14	-	-	-

Net profit for the year		441	29,407	1,623

Earnings per share
Basic earnings per share	0.0037	0.2512	0.0139

Diluted earnings per share	0.0037	0.2512	0.0139

Weighted-average number of ordinary shares
of nominal NIS 1.00 par value outstanding
(in thousands) used in calculation of the basic
earnings per share	117,971	117,069	116,952

Weighted-average number of ordinary shares
of nominal NIS 1.00 par value outstanding
(in thousands) used in calculation of diluted
earning per share	117,971	117,098	116,958

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B Holdings Ltd.
Consolidated Statements of Comprehensive Income for the Year Ended December 31

		2010	2009	2008
	Note	$ thousands

Profit for the year		441	29,407	1,623

Other comprehensive income:

Defined benefit plan actuarial gains (losses)	10	-	15	(107)

Total other comprehensive income (loss) for the period		-	15	(107)

Total comprehensive income for the period		441	29,422	1,516

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B Holdings Ltd.
Consolidated Statements of Changes in Equity

					Total
	Share	Treasury	Share	Accumulated	shareholders’
	capital	shares	premium	deficit	equity
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Balance as of January 1, 2008	25,861	-	16,954	(41,104)	1,711
Total comprehensive
income for the year	-	-	-	1,516	1,516
Employee stock option compensation	-	-	-	141	141
Exercise of options	30	-	(10)	-	20

Balance as of January 1, 2009	25,891	-	16,944	(39,447)	3,388
Total comprehensive
income for the year	-	-	-	29,422	29,422
Employee stock option compensation	-	-	-	95	95
Issuance of warrants in respect of
short-term loans	-	-	57	-	57
Exercise of options	266	-	(86)	-	180

Balance as of January 1, 2010	26,157	-	16,915	(9,930)	33,142
Total comprehensive
income for the year	-	-	-	441	441
Own shares acquired	-	(167)	-	-	(167)
Exercise of options	249	-	(82)	-	167

Balance as of December 31, 2010	26,406	(167)	16,833	(9,489)	33,583

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B Holdings Ltd.
Consolidated Statements of Cash Flows

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2010	2009	2008
	$ thousands	$ thousands	$ thousands

Cash flows from operating activities
Net profit for the year	441	29,407	1,623
Adjustment to reconcile net profit to funds
generated from operations:
Gain from sale of business to Elbit (Appendix A)	(867)	(30,206)	-
Depreciation and amortization	-	420	523
Stock based compensation	-	95	141

	(867)	(29,691)	664

Change in trade receivables	796	(10,460)	(1,012)
Change in other receivables	(13)	1,846	(2,189)
Change in deferred revenue	-	(6,409)	7,889
Change in trade payables	(896)	3,794	2,920
Change in other payables and due to related parties	(538)	(397)	(244)
Change in provisions	-	394	11
Change in post employment benefits	-	15	(68)

	(651)	(11,217)	7,307

Net cash provided by (used in) operating activities	(1,077)	(11,501)	9,594

Cash flows from investing activities
Purchases of property, plant and equipment	-	(190)	(291)
Purchases of intangible assets	-	(156)	(89)
Interest received	-	23	163
Increase in short term bank deposit	(10,537)	-	-
Proceeds from sale of business to Elbit including the release
of amount held in escrow (Appendix A)	4,559	28,780	-
Decrease (increase) in restricted bank deposits	241	8,578	(5,653)

Net cash provided by (used in) investing activities	(5,737)	37,035	(5,870)

Cash flows from financing activities
Bank overdraft and repayment of short term loan	-	-	(966)
Receipt of long-term loans	-	6,750	-
Repayment of long-term loans	-	(6,750)	-
Exercise of options	-	180	20

Net cash provided by (used in) financing activities	-	180	(946)

Net increase in cash and cash equivalents	(6,814)	25,714	2,778
Cash and cash equivalents as at the beginning of the year	29,886	4,249	1,520
Effect of exchange rate fluctuations on cash and
cash equivalents	22	(77)	(49)

Cash and cash equivalents as at the end of the year	23,094	29,886	4,249

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B Holdings Ltd.

Consolidated Statements of Cash Flows (cont’d)

Appendix A – Proceeds from Asset Purchase Agreement *

Year ended
December 31,
2009
$ thousands

Trade receivables	12,526
Other receivables	273
Inventories	1,322
Property, plant, equipment and Intangible assets	832
Trade payables	(7,248)
Other payables	(32)
Deferred revenue	(4,782)
Provisions	(486)
Restricted bank deposits and deposits held in escrow	(3,831)
Gain from sale of business to Elbit	30,206

Net cash provided by transaction	28,780

During 2010 all of the remaining Company’s escrow accounts, with respect to the Asset Purchase Agreement, in the amount of $4,559 thousand were released and the Company recorded $867 thousand as additional income.

*   For details please see Note 1 and Note 4.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 1 - General

A.
R.V.B Holdings Ltd. (formerly B.V.R Systems (1998) Ltd.) (the "Company") is an Israeli resident company incorporated in Israel. The Company changed its name on January 12, 2010 as a result of the Elbit transaction described below. From February 2003 until March 2010 the Company's shares traded on the Over the Counter Bulletin Board under the symbol BVRSF.OB. Since March 2010, the Company's ordinary shares have traded under the symbol RVBHF.OB. which reflects its name change to R.V.B. Holdings Ltd. As of the date of this report, the Company’s management is attempting to locate business opportunities and activities relating to investment of the Company funds.

Prior to the Elbit transaction described below, the Company was engaged in developing, manufacturing and marketing advanced training and computer-based simulation systems for military applications. The address of the Company’s registered office is Yigal Arnon & Co., 1 Azrieli Center, Tel Aviv, 67021, Israel.

On November 19, 2009 (the “Closing Date”) after receipt of all required approvals, the Company sold substantially all of its assets, including the Singapore subsidiary, BVR S Pacific PTE, and liabilities to Elbit Systems Ltd. (NASDAQ: ESLT) (“Elbit”), for total cash consideration of approximately $34.27 million (the “Elbit transaction”), out of which $4.8 million were held in escrow as of December 31, 2009, see Note 4. As a result of the Elbit Transaction, the Company recorded in 2009 and 2010, in the statement of income, a net gain of $30.2 million and $0.9 million, respectively.

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

As of the Closing Date, the net book value of the assets and liabilities sold to Elbit was as follows:

November 19
2009
$ thousands

Assets
Cash and cash equivalents	39
Trade receivables	12,526
Other receivables	273
Inventories	1,322
Property, plant, equipment and Intangible assets	832

Total assets	14,992

Trade payables	7,248
Other payables	32
Provisions	486
Deferred revenue	4,782

Total liabilities	12,548

Net assets sold	2,444

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 1 – General (cont'd)

B.
Aviv Tzidon and A.O. Tzidon (1999) Ltd (together - "Tzidon") have entered into an agreement with Greenstone Industries Ltd. (“Greenstone”), a public Israeli company, pursuant to which, in consideration for the provision of a loan by Greenstone to Tzidon of $12,500,000, they granted Greenstone an option to purchase from Tzidon, for a period of 90 days commencing as of December 16, 2010, ordinary shares of the Company which shall constitute on the date of the exercise of the option not less than 50.14% and not more than 65%, on fully diluted basis of the Company's  issued share capital (not taking into account the Company's treasury stock), as shall be determined by Tzidon at their sole discretion. To secure the repayment of the loan taken, Tzidon have pledged their shares to the benefit of Greenstone and have transferred their shares in the Company to a trustee who holds the shares in trust.

Note 2 - Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs). The Company adopted IFRSs for the first time in 2008, with the date of transition to IFRSs ("the date of transition") being January 1, 2007. The Company’s operating cycle and was determined to be 12 months. The consolidated financial statements were authorized for issue by the Board of Directors on February 13, 2011.

A.	Financial statements in US dollars

These consolidated financial statements are presented in US dollars ("dollar" or "$"), which is the Company’s functional currency, and have been rounded to the nearest thousand. The dollar is the currency that represents the principal economic environment in which the
Company operates.

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

The Company sold its only wholly owned subsidiary to Elbit Systems Ltd. on November 19, 2009, as part of the Elbit Transaction. The transactions and balances at the financial statements include transactions of the subsidiary up to the date it was sold to Elbit. All intercompany transactions and balances were eliminated in consolidation.

C.	Basis of measurement

These consolidated financial statements have been prepared on the basis of historical cost.

The value of non-monetary assets and equity items that were measured on the basis of historical cost, has been adjusted for changes in the general purchasing power of the Israeli currency - NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

R.V.B Holdings Ltd.
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

Initial recognition of financial assets
The Company initially recognizes loans and receivables and deposits on the date they are created. All other financial assets acquired in a regular way purchase, are recognized initially on the trade date on which the Company becomes a party to the contractual provisions of the instrument, meaning on the date the Company undertook to purchase or sell the asset. Non-derivative financial instruments comprise trade and other receivables and cash and cash equivalents.

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

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

E.	Financial instruments (cont’d)

(1)	Non-derivative financial assets (cont’d)

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Company undertook to sell the asset.

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

The Company initially recognizes debt securities issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or cancelled.

Financial liabilities (other than financial liabilities at fair value through profit and loss) are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

The Company has the following non-derivative financial liabilities: loans and borrowings, and trade and other payables.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

E.	Financial instruments (cont’d)

(3)	Share capital

Ordinary shares
Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity.

Treasury shares
When share capital recognized as equity is repurchased by the Company, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity.

F.	Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

G.	Property, plant and equipment

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

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

H.	Revenue recognition

1.	Construction contracts

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

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

I.	Finance income and expenses

Finance income is comprised of interest income on cash deposits and from changes in the fair value of derivatives. Interest income is recognized as it accrues in profit and loss.

Finance expenses are comprised of interest on loans and bank commission linked to bank guarantee and from changes in the fair value of derivatives.

Foreign currency gain and losses that are recognized in profit or loss are reported on a net basis.

J.	Income taxes expenses

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

As such, the Company has not recorded a deferred tax asset in regard to all tax loss carryforwards as well as for other temporary differences (See Note 14B).

K.	Impairment in value of assets

Financial assets

Financial assets not carried at fair value through profit and loss are assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

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

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

K.	Impairment in value of assets (cont’d)

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

L.	Provisions

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

M.	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and others (See Note 12).

N.	Post- employment benefits

1.	Post employment benefits

The Company's liability for post employment benefits for certain employees was covered by a defined contribution plan financed by deposits with insurance companies or with funds managed by a trustee. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit and loss when they are due.

The Company's liability for post employment benefits for all remaining employees was covered by a defined benefit plan  and the actuarial gains and losses resulting from an adjustment of the discount rate or from a difference between actual and expected return on plan assets, are recognized directly in equity and are presented as part of the statement of comprehensive income.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

N.	Post- employment benefits (cont'd)

2.	Short-term benefits

Short-term employee benefit obligations were measured on an undiscounted basis and were expensed as the related service is provided.

3.	Share based payments

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

O.	Concentration of credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

Financial instruments that potentially subject the Company to concentration of credit risk consist mainly of cash and cash equivalents and trade receivables.

At December 31, 2010 and 2009, the Company had cash and cash equivalents, and restricted bank deposits which were deposited with major Israeli banks. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

Trade receivables include amounts billed to customers. Management periodically evaluates the collectability of these trade receivables and adjusts the allowance for doubtful accounts to reflect the amounts estimated to be doubtful of collection.

P.	Fair value of financial instruments

The fair market value of the Company's financial instruments, which are cash and cash equivalents, restricted bank deposits, loans from bank, trade receivables, other receivables, short-term debt, trade payables and other payables approximate their carrying value as of December 31, 2010 and 2009, due to their short-term nature.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont'd)

Q.	New standards and interpretations not yet adopted

•
IFRS 9 (2010), Financial Instruments (hereinafter – “the Standard”) – This Standard is one of the stages in a comprehensive project to replace IAS 39 Financial Instruments: Recognition and Measurement (hereinafter – IAS 39) and it replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities.

In accordance with the Standard, there are two principal categories for measuring financial assets: amortized cost and fair value, with the basis of classification for debt instruments being the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. In accordance with the Standard, an investment in a debt instrument will be measured at amortized cost if the objective of the entity’s business model is to hold assets in order to collect contractual cash flows and the contractual terms give rise, on specific dates, to cash flows that are solely payments of principal and interest. All other debt assets are measured at fair value through profit or loss. Furthermore, embedded derivatives are no longer separated from hybrid contracts that have a financial asset host. Instead, the entire hybrid contract is assessed for classification using the principles above. In addition, investments in equity instruments are measured at fair value with changes in fair value being recognized in profit or loss. Nevertheless, the Standard allows an entity on the initial recognition of an equity instrument not held for trading to elect irrevocably to present fair value changes in the equity instrument in other comprehensive income where no amount so recognized is ever classified to profit or loss at a later date. Dividends on equity instruments where revaluations are measured through other comprehensive income are recognized in profit or loss unless they clearly constitute a return on an initial investment.

The Standard generally preserves the instructions regarding classification and measurement of financial liabilities that are provided in IAS 39. Nevertheless, unlike IAS 39, IFRS 9 (2010) requires as a rule that the amount of change in the fair value of financial liabilities designated at fair value through profit or loss, other than loan commitments and financial guarantee contracts, attributable to changes in the credit risk of the liability be presented in other comprehensive income, with the remaining amount being included in profit or loss. However, if this requirement aggravates an accounting mismatch in profit or loss, then the whole fair value change is presented in profit or loss. Amounts thus recognized in other comprehensive income may never be reclassified to profit or loss at a later date. The new standard also eliminates the exception that allowed measuring at cost derivative liabilities that are linked to and must be settled by delivery of an unquoted equity instrument whose fair value cannot be reliably measured. Such derivatives are to be measured at fair value.

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

The Company is examining the effect of adopting the Standard on the financial statements.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

Q.	New standards and interpretations not yet adopted (cont’d)

—
IAS 24 (2009) Related Party Disclosures (hereinafter – “the Standard”). The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The Standard is to be applied retrospectively for annual periods beginning on or after January 1, 2011. The Company is in the process of reassessing its relationships with related parties for the purpose of examining the effects of adopting the Standard on its financial statements.

—
In the framework of Improvements to IFRSs 2010, in May 2010 the IASB published and approved 11 amendments to IFRS and to one interpretation on various accounting issues. Most of the amendments shall apply to periods beginning on or after January 1, 2011 and permit early adoption, subject to the specific conditions of each amendment.

Presented hereunder are the amendments that have not been early adopted and may be relevant to the Company, and which are expected to have an effect on the financial statements:

*
Amendment to IAS 34 Interim Financial Reporting – Significant events and transactions (hereinafter – “the Amendment”) – The Amendment expanded the list of events and transactions that require disclosure in interim financial statements, such as the recognition of a loss from the impairment of financial assets and changes in the classification of assets as a result of changes in their purpose or use. In addition, the materiality threshold was removed from the minimum disclosure requirements included in the Standard before its amendment. The Amendment is effective for annual periods beginning on or after January 1, 2011. Early application is permitted and is required to be disclosed.

*
Amendment to IAS 1 Presentation of Financial Statements – Presentation of statement of changes in equity (hereinafter – “the Amendment”) – In accordance with the Amendment a reconciliation between the carrying amount at the beginning of the period and the carrying amount at its end for each component of equity is required to be presented in the statement of changes in equity, while separately disclosing changes arising from profit or loss, other comprehensive income and transactions with the owners in their capacity as owners. Such a reconciliation should also be presented for each component of other comprehensive income either in the statement of changes in equity or in the notes. The Amendment is effective for annual periods beginning on or after January 1, 2011. Early application is permitted and is required to be disclosed.

*
Amendment to IFRS 7 Financial Instruments: Disclosures – Clarification of disclosures (hereinafter – “the Amendment”) – The Amendment requires adding an explicit declaration that the interaction between the qualitative and quantitative disclosures enables the users of the financial statements to better assess the company’s exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed, and certain disclosure requirements regarding credit risk were amended while others were removed. The Amendment is effective for annual periods beginning on or after January 1, 2011. Early implementation is permitted with disclosure.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 3 - Cash and Cash Equivalents

	December 31
	2010	2009
	$ thousands	$ thousands

In dollars	22,664	29,626
In New Israel Shekels	430	70
In other foreign currencies (Euro and Singapore Dollar)	-	190

	23,094	29,886

Note 4 - Restricted Bank Deposits and Deposits in Escrow

A.
As discussed in Note 1, as of December 31, 2009 out of the total consideration of $34.27 million received in the Elbit transaction, $4.8 million were to be held in three separate escrow accounts in order to: (i) assure that the purchased projects are balanced (i.e., payments received for each project are consistent with its stage of execution), (ii) pay outstanding invoices of suppliers of the Company that related to the purchased projects and (iii) guarantee its indemnification obligations in connection with the representations and warranties presented during the transaction.

Of the abovementioned $4.8 million, $970 thousand was not recognized as an asset during 2009 due to the uncertainty of its being received.
During 2010 the Company reached a final settlement with Elbit for the release of all escrow accounts to the Company excluding $242 thousand that will be transferred to Elbit. As a result of this settlement the Company recorded $728 thousand as additional income from the Elbit transaction during 2010.

B.
As described in Note 13B a deposit in the amount of $241 thousand was pledged as of December 31, 2009 in respect of an outstanding claim made against the Company. During 2010 the pledge was removed as described in the said note.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 5 - Other Receivables

	December 31
	2010	2009
	$ thousands	$ thousands

Prepaid expenses	15	11
Receivables from Elbit	341	292
Others	-	53

	356	356

Note 6 - Property, Plant and Equipment

	Computers		Office
	and electronic	Manufacturing	furniture and	Leasehold
	equipment	equipment	equipment	improvements	Total
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands

Cost

Balance as at January 1, 2009	7,664	1,745	972	276	10,657
Additions	175	-	-	20	195
Disposals	(7,839)	(1,745)	(972)	(296)	(10,852)

Balance as at December 31, 2009	-	-	-	-	-

Depreciation

Balance as at January 1, 2009	7,199	1,743	681	242	9,865
Depreciation for the year	263	1	41	19	324
Disposals	(7,462)	(1,744)	(722)	(261)	(10,189)

Balance as at December 31, 2009	-	-	-	-	-

Carrying amounts

As at January 1, 2009	465	2	291	34	792
As at December 31, 2009	-	-	-	-	-
As at December 31, 2010	-	-	-	-	-

On November 19, 2009, all the property, plant and equipment were sold to Elbit (see Note 1).

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 7 - Intangible Assets

	Capitalized
	development	Computer
	costs	software	Total
	$ thousands	$ thousands	$ thousands

Cost

Balance as at January 1, 2009	292	204	496
Additions	-	156	156
Disposals	(292)	(360)	(652)

Balance as at December 31, 2009	-	-	-

Accumulated amortization

Balance as at January 1, 2009	267	120	387
Amortization for the year	25	71	96
Disposals	(292)	(191)	(483)

Balance as at December 31, 2009	-	-	-

Carrying amounts

As at January 1, 2009	25	84	109
As at December 31, 2009	-	-	-
As at December 31, 2010	-	-	-

On November 19, 2009, all the intangible assets were sold to Elbit (see Note 1).

Note 8 - Short-Term Loan

As of December 31, 2010 and 2009, a loan in the amount of $120 thousand is outstanding, bearing no interest. The loan is payable on demand.

Note 9 - Other Payables

	December 31
	2010	2009
	$ thousands	$ thousands

Government authorities	87	66
Acquisition costs	-	331
Other accrued expenses	214	258

	301	655

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Post Employment Benefits

Under Israeli law, the Company is required to make severance payments to dismissed employees and to employees terminating employment under certain other circumstances. The Company's liability for severance pay is fully provided for through insurance policies and by accrual.

As of the closing date of the Elbit Transaction, the Company was obligated to dismiss all employees and to settle all employees’ benefits as of that date. As of December 31, 2009, the Company terminated the employment of all of its employees and paid to all of its employees benefits except for $77 thousand that were outstanding and classified in other payables. The severance obligation was paid during the first quarter of 2010. The Company utilized all of the plan assets for this purpose. Accordingly as of December 31, 2010, there are no plan assets.

A.	Post-employment benefit plans

(1)	Movement in the present value of the defined benefit obligations

The defined benefit obligation as at January 1, 2009 was $1,384 thousand and during 2009 as result of the Elbit transaction the Company terminated the employment of all of its employees and as a result benefits were paid except for $77 thousand which was classified in other payables that were still outstanding as of December 31, 2009. The $77 thousand severance obligation was paid during the first quarter of 2010.

(2)	Movement in plan assets

The fair value of plan assets as at January 1, 2009 was $1,307 thousand and as of December 31, 2010 and 2009, there are no plan assets as all assets were distributed to employees.

(3)	Expense recognized in operations

Year ended December 31, 2008
$ thousands

Current service costs	234
Interest costs	84
Expected return on plan assets	(42)

276

During 2009, the total net expense for post-employment benefits net of gains on plan assets recognized was of $15 thousand.

The expense is recognized in the following line items in the income statement:

	Year ended
	December 31
	2009	2008
	$ thousands	$ thousands

Cost of sales	27	193
Selling and marketing expenses	(5)	29
General and administrative expenses	(7)	54

	15	276

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 10 - Post Employment Benefits (cont’d)

A.	Post-employment benefit plans (cont'd)

(4)	Actuarial gains and losses recognized directly in other comprehensive income

	Year ended December 31
	2009	2008
	$ thousands	$ thousands

Cumulative amount as at January 1	86	(21)
Recognized amount during the period	(15)	107

Cumulative amounts as at December 31	71	86

(5)	Actuarial assumptions

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

Year ended
December 31
2008
$ thousands

Discount rate as at December 31	3.4
Expected return on plan assets as at January 1	6
Future salary increases	2

Assumptions regarding future mortality in 2008 are based on published statistics and mortality tables.

The overall expected long-term rate of return on assets is 6%.The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories. The return is based exclusively on historical returns, without adjustments.

B.	Post-employment benefit plans – defined contribution plan

	Year ended
	December 31
	2009	2008
	$ thousands	$ thousands

Amount recognized as expense in respect of defined contribution plan	308	277

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity

A.	The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.OB.

B.

	Issued and Outstanding
	December 31
	2010	2009
	Number of shares

Balance at January 1	117,970,535	116,970,535
Exercise of share options	930,000	1,000,000

Balance at December 31	118,900,535	117,970,535

Ordinary shares of NIS 1.00 par value each

The authorized ordinary shares of the Company as of December 31, 2010 and 2009 was 400,000,000 shares with a value of NIS 1.00 per share.

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at meetings of the Company.

C.	Treasury stock

The reserve for treasury stock comprises the cost of the Company’s shares which the Company committed to purchase from former employees as described in section E2 of this note.

The rights attached to 930 thousand of the Company’s own shares that the Company committed to purchase are suspended until their re-issuance.

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

E.	Share-based compensation

1.
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

As of December 31, 2010, 6,200,000 options have expired, 1,000,000 options have been exercised and 1,800,000 options are outstanding and exercisable.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont’d)

E.	Share-based compensation (cont'd)

2.
In January 2004, the Company's Board of Directors approved the grant of up to 5,000,000 options to the Company's employees and service providers. In 2006, the Company’s Board of Directors approved an increase to 5,200,000 options in the total option program. Each option is exercisable into one ordinary share of the Company. As of December 31, 2009, there were 2,937,600 employee options outstanding and there were 904,000 options outstanding for service providers, which are all exercisable. The options are exercisable at prices of $0.145 to $0.65 per share, and are exercisable in five equal increments commencing one year after their issuance. The options expire three years from the vesting date of each increment.

On September 13, 2009, the Company's Board of Directors approved the acceleration of the vesting dates for options held by employees of the Company who accepted offers of employment from Elbit, in connection with the Elbit Transaction. The Company recognized compensation cost in an amount of $57 thousand related to the modification of those options.

The fair value on the day of grant of options granted during 2008 amounted to approximately $81 thousand. During the year 2009, no options were granted. Stock based compensation expenses related to options granted to employees in the amount of $95 thousand and $141 thousand was recorded in the year ended December 31, 2009 and 2008, respectively.

On February 15, 2010, the Company’s Board of Directors decided to extend the exercise period until September 30, 2010 for all of the outstanding options previously granted to employees and service providers which their contract was terminated as part of the Elbit transaction.

In June 2010, the Company’s Board of Directors approved and in July 2010, the Company executed an offering to all former employees and service providers of the Company with outstanding options and shares (which were working in the Company until the Elbit transaction and agreed to sign a new contract with Elbit) to repurchase their options or shares at a purchase price equal to $0.23 minus the options exercise price, subject to the provisions of the law and tax obligations.

In September 2010, the Company repurchased 2,186,000 options from its former employees and service providers that accepted the offer, according to the above mentioned conditions, for a net consideration of $107 thousand. This amount was recognized as an expense during 2010.

As part of the abovementioned offer, as of December 2010, the Company is still obligated to purchase from certain of its former employees 930,000 ordinary shares held by them for an amount of $214 thousand. These shares were issued to the employees as a result of the employees exercising options they held under the Company’s option plans. Subsequent to the balance sheet date, in January 2011, the Company settled this obligation with these former employees in consideration of $47 thousand (net of exercise price), and as of December 31, 2010, the Company recorded $167 thousand as treasury stock in its equity.

3.
In 2009, the Company received $3.5 million (the "Debenture Amount") based on a debenture agreement with Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd. (collectively the "Investor"), together with an option to purchase 3,000,000 Ordinary Shares of the Company, at an exercise price per share of $0.18, exercisable for a period of five years. The repayment terms of the debenture were based on specific terms and conditions as detailed in the agreement, including a provision that required repayment in the event that the Company would be acquired while the debenture is still outstanding. In 2009, as a result of the Elbit transaction the Company repaid the debenture in the amount of $4.55 million including accrued interest. As of December 31, 2010, the option granted as part of the debenture agreement is still outstanding

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont’d)

E.	Share-based compensation (cont’d)

4.	Option plan information

a.	A summary of the status of the Company's stock option plans as of December 31, 2010, 2009 and 2008, and changes during the years then ended, is as follows:

	As of December 31,
	2010		2009		2008
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise price	Number of	exercise price	Number of	exercise price
	options	($)	options	($)	options	($)

Options outstanding at the beginning of the year	7,441,600	0.18	10,172,200	0.18	12,695,200	0.19
Granted	-	-	-	-	1,140,000	0.18
Repurchased	(2,186,000)	0.18
Exercised	(930,000)	0.18	(1,000,000)	0.18	(110,000)	0.18
Forfeited	-	-	(114,000)	0.21	(252,000)	0.18
Expired	(2,525,600)	0.18	(1,616,600)	0.18	(3,301,000)	0.19

Outstanding at the end of the year	1,800,000	0.18	7,441,600	0.18	10,172,200	0.18

Options exercisable at the end of the year	1,800,000	0.18	7,441,600	0.18	8,240,200	0.18

The options outstanding at December 31, 2010 and 2009 have an exercise price in the range of $0.145 to $0.65 and contractual life in the range of 0.17 to 7.41 years.

The weighted average share price at the date of exercise for share options exercised in 2010 was $0.18.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont’d)

E.	Share-based compensation (cont'd)

4.	Option plan information (cont'd)

b.	The following table summarizes information relating to stock options at December 31, 2010:

	Number of Options
	Outstanding	Exercisable
Exercise price ($)

0.18	1,800,000	1,800,000

	1,800,000	1,800,000

The outstanding options as of December 31, 2010 may be exercised immediately at a weighted average exercise price of $0.18.

c.
The fair value of the options granted and accounted for under IFRS No. 2 was calculated on the basis of the Black & Scholes model for the pricing of options. The parameters that were used in order to implement the model are as follows:

	Option grant date
	May 2008	November 2007	May 2007	August 2006	June 2006	March 2006

Share price (in $)	0.18	0.17	0.2	0.185	0.23	0.19
Exercise price (in $)	0.18	0.17	0.2	0.185	0.23	0.19
Expected volatility	55.33%	63.88%	85.82%	125.29%	123.58%	146.63%
Life of options (in years)	2-4	2-4	2-4	2-4	2-4	2-4
Risk-free interest rate	2.7%	4.82%	4.82%	4.93%	5%	4.99%
Rate of anticipated dividends	0	0	0	0	0	0
Fair value	0.071	0.078	0.111	0.131	0.161	0.149

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont’d)

E.	Share-based compensation (cont'd)

4.	Option plan information (cont'd)

c.	(cont’d)

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

Note 12 - Earnings Per Ordinary Share

The following table summarizes information related to the computation of basic and diluted earnings per Ordinary Share for the years indicated:

	Year ended December 31,
	2010	2009	2008
	$ thousands

Net profit attributable to Ordinary Shares	441	29,407	1,623
Weighted average number of Ordinary Shares outstanding
used in basic earnings per Ordinary Share calculation	117,971	117,069	116,952
Add assumed exercise of outstanding dilutive potential
Ordinary Shares	-	29	6
Weighted average number of Ordinary Shares outstanding
used in diluted earnings per Ordinary Share calculation	117,971	117,098	116,958

Basic earnings per Ordinary Share	0.0037	0.2512	0.0139

Diluted earnings per Ordinary Share	0.0037	0.2512	0.0139
Number of options excluded from the diluted earnings
per share calculation because of anti-dilutive effect	*4,800,000	7,441,600	9,977,000

*
The Company has outstanding options to Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd. an option to purchase 3,000,000 Ordinary Shares of the Company, at an exercise price per share of $0.18, the Company also has outstanding options to Aviv Tzidon an option to purchase 1,800,000 Ordinary Shares of the Company, at an exercise price per share of $0.18. These options did not have dilutive effect.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities

A.	Cooperation agreement

1.
The predecessor of the Company developed, manufactured and marketed the “Ehud” system pursuant to a joint venture agreement entered into in 1992 with the MLM division of Israel Aircraft Industries Ltd. (the "IAI Agreement"). Pursuant to the IAI Agreement, the predecessor and IAI agreed to jointly develop, manufacture and market the "Ehud", with IAI subcontracting certain of the manufacturing and integration work with respect to the "Ehud" product to the predecessor. The Company and IAI operated in accordance with an amendment to the IAI agreement executed in August 2005 that amended a prior agreement entered into in 1999.

The 2005 agreement expanded cooperation between the parties in the marketing of Naval Combat Maneuvering Instrumentation Systems in various countries worldwide through the transfer of work share from the leading party to the other. The 2005 Agreement also set the rate of royalties in all territories to 5% with respect to "Ehud" Systems. In addition, the 2005 Agreement resolved all disagreements between the parties prior to January 1, 2005. The term of the 2005 Agreement is for ten years.

During the years ended December 31, 2009 and 2008, the Company recognized royalty revenue from IAI in the amount of $0.2 million and $ 1.6 million, respectively. Furthermore, the Company recorded royalty fees to IAI in the amount of $0.5 million and $0.6 million for the years ended December 31, 2009 and 2008, respectively.

In accordance with the Elbit transaction entered into between the Company and Elbit, dated November 19, 2009, Elbit shall be responsible to the total obligation for future royalties to be paid or received.

B.	Liabilities and guarantees

1.	As discussed in Note 4, as of December 31, 2009, the Company had placed $4.8 million in escrow accounts. As of December 31, 2010 all of the Company’s escrow accounts were released.

2.
During 2009, the Company filed a complaint against Hartech Systems Ltd., Hartech Technologies Ltd., Mr. Ofer Har and three employees of these companies (“the Defendants” or “Hartech”), in the Tel Aviv District Court. In the complaint, the Company claims the Defendants violated the Company's copyright by using the original live training simulation software which was developed and owned by the Company. In August 2009, HarTech filed a counterclaim against the Company seeking recovery for non-payment of fees due under a consulting agreement between the Company and HarTech as well as damages to the counterclaimants' reputation resulting from the Company’s complaint in the amount of approximately NIS 907 thousand ($241 thousand as of December 31, 2009). In addition, a deposit in the amount of $241 thousand was pledged in respect of the abovementioned claim, see Note 4B and a similar amount was remained held by Elbit Systems under a lien.

In January 2010 the court ordered to cancel this pledge and in April 2010 ordered to reduce the sum that was held by Elbit Systems to approximately NIS 360 thousand ($95 thousand) that will be remained held by Elbit Systems under a lien to guarantee company's ability to pay the alleged debt in respect of the fees due under the above consulting agreement.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 13 - Commitments and Contingent Liabilities (cont'd)

B.	Liabilities and guarantees (cont'd)

Subsequent to the balance sheet date, in January 2011 a settlement agreement was reached with Hartech, according to which both parties dropped their mutual claims and Hartech agreed to pay the Company $180 thousand secured by a bank guarantee, in two equal installments, in June 2011 and in June 2012.

Note 14 - Income Tax

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

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. Management considers projected taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income prior to the expiration of the deferred tax assets governed by the tax code. Based on the level of historic taxable losses, management can determine that it is more likely than not that they will not be able to use the tax asset of the company net operating loss carry forwards in the future.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 14 - Income Tax (cont’d)

C.	A reconciliation of the theoretical tax expense, assuming all income is taxable at the statutory rates applicable in Israel, and the actual tax expense, is as follows:

	Year ended December 31
	2010	2009	2008
	$ thousands	$ thousands	$ thousands

Profit before taxes on income	441	29,407	1,623
Statutory tax rate in Israel	25%	26%	27%
Theoretical tax cost	110	7,646	438
Losses, deductions and expenses in respect of
which deferred tax assets were not recorded	(110)	(7,670)	(499)
Non-deductible expenses	-	24	61

Actual tax expense	-	-	-

D.	Income tax assessments

Final tax assessment has been received by the Company up to and including 2006.

E.	Net operating loss carry forwards

Net operating loss carry forwards of the Company as of December 31, 2010, totaled approximately $30 million. The net operating loss carry forwards have no expiration date.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 15 - Supplementary Statement of Operation Information

A.	Summary information about geographical areas:

Total revenues are attributed to geographic areas based on the location of the customers.

	Year ended December 31
	2010	2009	2008
	$ thousands	$ thousands	$ thousands

Total revenues from:
Israel	-	138	438
Far East	-	28,173	28,241
Europe	-	4,510	1,609
Africa	-	3,912	140
South America	-	380	1,138

Total revenues	-	37,113	31,566

B.	Major customers’ data as a percentage of the total revenues:

	Year ended December 31
	2010	2009	2008
	$ thousands	$ thousands	$ thousands

Customer A	-	29%	44%
Customer B	-	29%	10%
Customer C	-	17%	34%
Customer D	-	10%	*
Customer E	-	*	*
Customer F	-	*	*

	-	85%	88%

* Less than 10%

C.	Cost of revenues

	Year ended December 31
	2010	2009	2008
	$ thousands	$ thousands	$ thousands

Raw materials and components	-	3,740	2,521
Salaries, wages and employees’ benefits	-	6,061	6,350
Subcontractors	-	12,836	10,168
Agents fees	-	2,543	1,342
Depreciation and amortization	-	287	388
Other manufacturing costs	-	2,826	2,513

	-	28,293	23,282

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 15 - Supplementary Statement of Operation Information (cont'd)

D.	Financial income (expenses), net

	Year ended December 31
	2010	2009	2008
	$ thousands	$ thousands	$ thousands

Financial income:
Interest on short-term deposits	225	24	173
Changes in respect of foreign exchange differences	50	-	-
Other	-	4	46

	275	28	219

Financial expenses:
Bank charges	8	741	549
Interest on long-term loan from bank and others	-	1,290	22
Changes in respect of foreign exchange differences	-	167	26
Derivatives	-	57	169

	8	2,255	766

Total financial income (expenses), net	267	(2,227)	(547)

Note 16 - Related Parties

A.	Balance sheet

	Year ended December 31
	2010	2009	2008
	$ thousands	$ thousands	$ thousands

Other payables - Chairman of board of directors	14	275	13

B.	Key management personnel compensation (including directors)

The chairman of the board of directors, Aviv Tzidon, who is considered key management of the company, participates in the Company’s share option program.

	Year ended December 31
	2010	2009	2008
	$ thousands	$ thousands	$ thousands

Share-based payments	-	72	53
Payments of salary, consulting fees and bonus	164	275	13

	164	347	66

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 16 - Related Parties (cont'd)

C.	Agreement with Eyepoint Ltd.

On March 1, 2004, the Company entered into a consulting agreement with Eyepoint Ltd., an Israeli company wholly owned by Dekel Tzidon, brother of Aviv Tzidon, the Chairman of our Board of Directors. Pursuant to this consulting agreement, Dekel Tzidon served as the Company’s Vice President of Research & Development and Chief Technological Officer until July 2008. In July 2008, Mr. Dekel Tzidon resigned as our Vice President of Research & Development and Chief Technological Officer, but continued to work for the Company on a part-time basis. In 2009 and 2008, Eyepoint Ltd. provided the Company with consulting services in the amount of $104 thousand and $173 thousand, respectively.

As of November 19, 2009, and as a result of the Elbit transaction, the Board of Directors of the Company approved the payment of $20 thousand in consideration for consulting services to be provided to the Company, at a scope of two days per week, from the date of the closing of the Elbit transaction until June 30, 2010, relating to a certain outstanding matters.

D.	Agreement with Consult Wise Pte Ltd.

On January 1, 2007, following the expiration of previous agreement, the Company entered into a new agreement with Consult Wise Pte Ltd. ("Consult Wise") a Singaporean company in which  Maayan Tzidon (the brother of Aviv Tzidon, the Chairman of our Board of Directors) holds 50% of the issued and outstanding shares. Pursuant to this agreement, the Company agreed to pay Consult Wise $3.5 thousand per month for the provision of its marketing services and $3.5 thousand per month for supporting the Company operating programs in Singapore; furthermore, Consult Wise is entitled to commissions on purchase orders issued by customers introduced to the Company pursuant to its marketing services.

During the years 2009 and 2008, Consult Wise provided the Company with consulting services in the amount of $279 thousand and $261 thousand, respectively.

On April 19, 2009 this agreement was renewed for an additional period of two years, retroactively from January 1, 2009 until December 31, 2010. This agreement was terminated as of November 19, 2009, the date of the Elbit Transaction.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 17 - Financial Instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	December 31
	2010	2009
	$ thousands	$ thousands

Cash and cash equivalents	23,094	29,886
Bank Deposit	10,537	-
Restricted bank deposits and deposits in escrow	-	4,072
Trade receivables	434	1,271
Other receivables	341	330

	34,406	35,559

Impairment losses

The aging of trade receivables including long term amounts at the reporting date was as follows:

	Gross	Impairment	Gross	Impairment
	2010		2009
	$ thousands	$ thousands	$ thousands	$ thousands

Not past due	-	-	-	-
Past due less than six months	-	-	1,271	-
Past due more than six months and less than one year	-	-	-	-
Past due more than one year	434	-	-	-

	434	-	1,271	-

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

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 17 - Financial Instruments (cont'd)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

December 31, 2010

	Carrying	Contractual
	amount	Cash flows	1st year
	$ thousands

Short-term loan	120	120	120
Trade payables	403	403	403
Other payables including due to related parties	228	228	228

	751	751	751

December 31, 2009

	Carrying	Contractual
	amount	Cash flows	1st year
	$ thousands

Short-term loan	120	120	120
Trade payables	1,305	1,305	1,305
Other payables including due to related parties	875	875	875

	2,300	2,300	2,300

Currency risk

	December 31, 2010		December 31, 2009
		Other currencies		Other currencies
	NIS	(mainly Euro)	NIS	(mainly Euro)
	$ thousands		$ thousands

Cash and cash equivalents	430	-	70	190
Restricted bank deposits and deposits in escrow	-	-	241	-
Trade receivables	257	177	191	815
Other receivables	341	-	331	-
Trade payables	(319)	(8)	(176)	(9)
Other payables	(87)	-	(357)	-

	622	169	300	996

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 17 - Financial Instruments (cont'd)

Currency risk (cont'd)

The Company's exposure to foreign currency risk was as follows based on notional amounts:

Following is data regarding currency exchange rates to the USD:

	Reporting date spot rate
	December 31	December 31
	2010	2009

NIS	3.549	3.775
EURO	0.749	0.693

Change in % :

Exchange rate of NIS in US$	(5.99)%	(0.71)%
Exchange rate of EURO in US$	8%	3.4%

Sensitivity analysis
A change of the NIS to USD exchange rate as at December 31, 2010 and 2009 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2009.

		Equity	Net income
	Change	$ thousands	$ thousands

December 31, 2010
Increase in the NIS of	2.0%	(12)	(12)
Increase in the NIS of	1.0%	(6)	(6)
Decrease in the NIS of	(1.0)%	12	12
Decrease in the NIS of	(2.0)%	6	6

December 31, 2009
Increase in the NIS of	2.0%	(6)	(6)
Increase in the NIS of	1.0%	(3)	(3)
Decrease in the NIS of	(1.0)%	3	3
Decrease in the NIS of	(2.0)%	6	6

Fair Values

Fair values versus carrying amounts
The carrying amounts of the financial assets and liabilities, including cash and cash equivalents, restricted bank deposits, trade receivables, other receivables, other non-current assets, short-term loans, trade payables and other payables are same or proximate to their fair value.

R.V.B Holdings Ltd.
Notes to the Consolidated Financial Statements

Note 18 - Financial Risk Management

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

At the reporting date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the balance sheet. Financial instruments that could potentially subject the Company to credit risks consist primarily of cash and cash equivalents.

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

Currency risk
The Company's operating income and cash flows are exposed to currency risk. The Company manages bank accounts that are denominated in a currency other than its respective functional currency, primarily NIS.