Form 20-F
R.V.B. Holdings Ltd
filed 2011-09-07
CIK 1064411

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. Date of event requiring this shell company report: August 31, 2011

Commission file number:  000-29884

R.V.B. HOLDINGS LTD.
 (Exact name of Registrant as specified in its charter)

R.V.B. Holdings Ltd.	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Platinum House, 21 Ha'a'rba'ah St., Tel Aviv, 64739, Israel
(Address of principal executive offices)

Ofer Naveh, +972-3-684-5500, +972-3-684-5500, Platinum House, 21 Ha'a'rba'ah St., Tel Aviv, 64739, Israel
 (Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

With a copy to:

Dr. Shachar Hadar
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Round Building, Tel Aviv 67021, Israel
Phone Number: +972-3-607-4444; Fax Number: +972-3-607-4422

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares, par value NIS 1.00 per share.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☐

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

Yes ☐    No ☐

INTRODUCTION

R.V.B. Holdings Ltd., (RVB) (Formerly B.V.R. Systems (1998) Ltd.), is an Israeli company that was formed in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. RVB (then, BVR) commenced operations as an independent company effective as of January 1, 1998. In November 2009, RVB sold substantially all of its assets and liabilities, including the brand name "B.V.R.", to Elbit Systems Ltd. ("Elbit") and, subsequent to the sale, in January 2010 changed its name to R.V.B. Holdings Ltd. RVB was controlled by Mr. Aviv Tzidon until March 2010, when Greenstone Industries Ltd. ("Greenstone"), purchased from A.O. Tzidon (1999) Ltd. and Aviv Tzidon the control of RVB. In August 2011, RVB acquired all of E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") shares held by Greenstone and by S.R. Accord Ltd. ("Accord"), and, as of the date of this shell company report, holds 38.5% of EER's share capital (34.3% on a fully-diluted basis) and 60.2% of EER's voting rights.

The following is the shell company report on Form 20-F of R.V.B. Holdings Ltd. The terms “we”, “us”, “our”, “the Company” and “RVB”, as used in this annual report, mean R.V.B. Holdings Ltd. (formerly B.V.R. Systems (1998) Ltd.) unless otherwise indicated.

All references herein to “dollars” or “US$” are to United States Dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

FORWARD LOOKING STATEMENTS

In addition to historical information, this shell company report on Form 20-F contains forward-looking statements. Some of the statements discussed in "Item 3.D. Risk Factors" and elsewhere in this report contain forward-looking statements. Statements that use the terms “believe”, “anticipate”, “expect”, “plan”, “intend”, “estimate”, “project” and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections with respect to, among others, the financial conditions and business results of EER and RVB and the benefits of the EER Transaction. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this shell company report under "Item 3.D. Risk Factors," "Item 5. Operating and Financial Review and Prospects" and elsewhere in this shell company report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission (the "SEC").

To the extent that this shell company report contains forward-looking statements (as distinct from historical information), we desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are therefore including this statement for the express purpose of availing ourselves of the protections of the safe harbor with respect to all forward-looking statements.

PART I

ITEM 1.      Identity of Directors, Senior Management and Advisors

1A. Directors and Senior Management

For a description of the names and functions of our directors and senior management, please see “Item 6A. Directors and Senior Management” of this shell company report. The business address of all of our directors and senior management is Platinum House, 21 Ha'a'rba'ah St., Tel Aviv, 64739, Israel.

1B. Advisers

Our Israeli and U.S. legal counsel is Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., with offices at One Azrieli Center (Round Building), Tel Aviv, 67021, Israel.

1C. Auditors

For the last two years our independent auditors have been Somekh Chaikin, a member firm of KPMG International, with offices at 17 Ha'a'rba'ah St., Tel Aviv, 61006, Israel. On August 22, 2011, our shareholders approved the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, with offices at One Azrieli Center (Round Building), Tel Aviv, 67021, Israel, as our independent auditors for the 2011 fiscal year and the period ending at the close of the next annual general meeting.

ITEM 2.      Offer Statistics and Expected Timetable

In July 2011, we entered into the following agreements, in connection with the purchase of EER shares by RVB:  (i) a share purchase agreement, dated as of July 3, 2011, by and among RVB, Greenstone, Accord Mazal Resources B.V. ("Mazal") and EER (the "EER Share Purchase Agreement"); (ii) an option agreement between RVB and Mazal, dated July 3, 2011 (the "Option Agreement"); (iii) a voting agreement between Greenstone and Mazal, dated July 3, 2011 (the "Voting Agreement"); (iv) a shareholders' agreement between RVB and Mazal, dated July 3, 2011 (the "Shareholders Agreement"); (v) a services agreement between RVB, Mr. Moshe Stern and M. Stern Holding Ltd. ("Stern Holding"), a company under Mr. Stern's control, dated July 3, 2011 (the "Services Agreement"); and (vii) a management agreement between RVB and Greenstone, dated July 14, 2011 (the "Management Agreement") (collectively, the "EER Transaction").

On August 22, 2011, our shareholders approved the EER Transaction (following an approval by our audit committee and board of directors), together with a form of additional share purchase agreement, to be entered into between RVB and certain EER shareholders who elect to join the EER Transaction and sell their holdings in EER to RVB, in exchange for RVB shares (the "Additional SPA"). On August 31, 2011, we completed the EER Transaction and purchased a total of 7,996,210 EER shares from Greenstone, our controlling shareholder, and Accord. The closing of the Additional SPA is expected during September or October 2011, at which time we expect to issue a total of up to 96,100,358 RVB shares, in exchange for the EER shares of those additional EER shareholders who elected to become parties to the Additional SPA.

For information regarding the EER Transaction and the Additional SPA, see "Item 7.B. Related Party Transactions – EER Transaction" in this shell company report.

ITEM 3.      Key Information

A.            Selected Consolidated Financial Data

You should read the following selected consolidated financial data in conjunction with the section of this shelf company report entitled “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this shell company report.

The selected data presented below under the captions “Statement of Operations Data,” and “Statements of Financial Position Data” as of and for each of the years in the five-year period ended December 31, 2010, are derived from the audited consolidated financial statements of RVB Holdings Ltd. The consolidated financial statements as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, are included elsewhere in this shell company report. The selected data should be read in conjunction with the consolidated financial statements and the related notes. The 2006 selected data was derived from consolidated financial statements that have been prepared in accordance with Israeli GAAP. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board (IFRS).

In November 2009, we sold our business to Elbit Systems Ltd. (Elbit) pursuant to an asset purchase agreement executed on July 19, 2009 (the "Asset Purchase Agreement"), as more fully described below under Item 10.C. "Material Contracts." The sale of our business to Elbit was completed on November 19, 2009 (the "Elbit Transaction"). On August 31, 2011, we completed the EER Transaction, following which we became the controlling shareholder of EER. For additional information, see "Item 7.B. Related Party Transactions – EER Transaction" in this shell company report.

You should read the selected consolidated financial data together with the section entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this shell company report.

Year ended December 31,
2006
(In thousands)
Statement of Operations Data:
In accordance with Israeli GAAP
Revenues	US$ 10,103
Cost of revenues	(7,866)
Gross profit	2,237
Operating expenses:
Research and development	615
Selling and marketing	1,430
General and administrative	2,155
Total operating expenses	4,200
Operating loss	(1,963)
Financial expenses, net	(185)
Other expenses, net	-
Loss before taxes on income	(2,148)
Income tax expense	(75)
Net loss for the year	(2,223)
Basic and diluted loss per share	(0.02)
Weighted- average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of the basic and diluted earnings (loss) per share	112,361

Year ended December 31,
2006
(In thousands)
Reconciliation to U.S. GAAP:
Net loss under Israeli GAAP	(2,223)

Compensation expense for all stock-based awards using the modified prospective method	(596)
Loss under U.S. GAAP	(2,819)
Basic and diluted net loss per share under U.S. GAAP	(0.03)
Weighted average number of ordinary shares outstanding (in thousands) used in basic loss per share calculation according to U.S. GAAP	112,361
Weighted average number of ordinary shares outstanding (in thousands) used in diluted loss per share calculation according to U.S. GAAP	112,361

	Year ended December 31,
	2010	2009	2008	2007
	(In thousands)
Statement of Operations Data:
Revenues	-	US$ 37,113	US$ 31,566	US$ 13,106
Cost of revenues	-	(28,293)	(23,282)	(10,746)
Inventory write off	-	-	-	(699)
Gross profit	-	8,820	8,284	1,661
Operating expenses:
Research and development	-	1,499	1,213	959
Selling and marketing	-	1,852	2,128	2,240
General and administrative	693	4,041	2,773	2,508
Total operating expenses	693	7,392	6,114	5,707
Other income (Elbit Transaction)	867	30,206	-	-
Operating profit (loss)	174	31,634	2,170	(4,046)
Financial income	275	28	219	231
Financial expenses	(8)	(2,255)	(766)	(249)
Financial income (expenses), net	267	(2,227)	(547)	(18)
Profit (loss) before taxes on income	441	29,407	1,623	(4,064)
Income tax expense	-	-	-	-
Net profit (loss) for the year	441	29,407	1,623	(4,064)

Earnings (loss) per share:

Basic earnings (loss) per share (in US$)	0.0037	0.25	0.01	(0.03)

Diluted earnings (loss) per share (in US$)	0.0037	0.25	0.01	(0.03)
Weighted- average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of the basic earnings (loss) per share	117,971	117,069	116,952	116,861
Weighted- average number of ordinary shares of nominal NIS 1.00 par value outstanding (in thousands) used in calculation of diluted earnings (loss) per share	117,971	117,098	116,958	116,861

Year ended December 31,
2006
(In thousands)
Consolidated Statement of Position Data:
In accordance with Israeli GAAP
Cash and cash equivalents	US$ 3,421
Total assets	13,293
Short-term bank credit and loans	636
Share capital	25,861
Shareholders' equity	5,406
U.S. GAAP:
Total assets	14,604
Shareholders' equity	US$ 5,406

	Year ended December 31,
	2010	2009	2008	2007
	(In thousands)
Consolidated statement of position:
Cash and cash equivalents	US$ 23,094	US$ 29,886	US$ 4,249	US$ 1,520
Bank deposit	10,537	-	-	-
Total assets	34,421	35,585	21,412	10,160
Short-term bank credit and loans	120	120	120	1,086
Share capital	26,406	26,157	25,891	25,861
Shareholders' equity	33,583	33,142	3,388	1,711

B.            Capitalization and Indebtedness

The following table shows the capitalization of the Company as of December 31, 2011, (i) on an actual basis, and (ii) on a pro forma basis, adjusted to give effect to the EER Transaction, the Additional SPA as if the EER Transaction and the Additional SPA (with all additional EER shareholders that are not parties to the EER Share Purchase Agreement), and the Dividend distribution (as defined under " Item 8. Financial Information – Dividend Policy"), have been completed as of January 1, 2010 (*):

	As of December 31, 2010
	Actual	Pro forma (*)
	(unaudited)
(In thousands, except share data)

Equity:
Share capital: Ordinary shares, par value NIS 1.00 per share: 400,000,000 shares authorized; 118,900,535 actual shares issued and outstanding; and 138,955,428 shares issued and outstanding, on a Pro forma basis (*)
	US$ 26,406	US$ 59,052
Treasury shares (1,040,000 Ordinary shares par value NIS 1.00)	(167)	(167)
Share premium and other capital reserves	16,833	(8,399)
Accumulated deficit	(9,489)	(33,661)

Equity attributable to owners of the Company	33,583	19,825

Non-controlling interests	-	3,305

Total equity	33,583	23,130

(*)           See - "Item 18. Financial Statements" below in this shell company report.

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

We are incorporated under Israeli law. The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 10. Additional Information – B. Memorandum and Articles of Association”

Risks Relating to the EER Transaction

On August 22, 2011, our shareholders approved the EER Transaction (following an approval by our audit committee and board of directors), together with a form of additional share purchase agreement, to be entered into between RVB and certain EER shareholders who elect to join the EER Transaction and sell their holdings in EER to RVB, in exchange for RVB shares (the "Additional SPA"). On August 31, 2011, we completed the EER Transaction and purchased a total of 7,996,210 EER shares from Greenstone, our controlling shareholder, and Accord. The closing of the Additional SPA is expected during September or October 2011, at which time we expect to issue a total of up to 96,100,358 RVB shares, in exchange for the EER shares of those additional  EER shareholders who elected to become parties to the Additional SPA.

For information regarding the EER Transaction and the Additional SPA, see "Item 7.B. Related Party Transactions – EER Transaction" in this shell company report.

The EER Transaction may not result in the benefits that RVB currently anticipates.

Achieving the expected benefits of the EER Transaction depends, among other things, on the ability to develop, market and build waste to energy facilities based on EER's PGM technology. The EER Transaction process also may result in the need to invest unanticipated additional cash resources, which may divert funds that RVB expects to use for pursuing new opportunities and other purposes and therefore, the benefits of the EER Transaction will not be realized and, as a result, RVB’s operating results may be adversely affected and its share price may decline.

The market price of our shares may decline following the completion of the EER Transaction

The market price of RVB shares may decline following the completion of the EER Transaction, and might not meet the forecasts and valuation conducted by the Company and its consultants prior to the EER Transaction.

RVB, a publically held company, is subject to certain limitations in its efforts to synergize the operations of RVB and EER.

Some transactions between RVB and EER, including any termination of such transactions, will require the approval of EER's Board of Directors, and, under certain circumstances, may require the approval of the shareholders of EER and are subject to the receipt of applicable permits and approvals. In addition, any dividend or distribution from EER requires the approval of the directors of EER. As such, RVB may be limited in its ability to fully realize the synergies and other benefits of the EER Transaction.

Our aggregate indemnification under the EER Share Purchase Agreement is capped at US$5,000,000, and our indemnification right is valid until December 31, 2012.

According to the EER Share Purchase Agreement, each Shareholder (as defined therein), shall hold harmless and indemnify us from and against certain damages relating to, among others, inaccuracies in or breaches of any representation or warranty of such Shareholder, breaches of any covenant or obligation of such Shareholder, and proceedings relating to any such inaccuracy or breach. However, the total liability of the Shareholders is limited in the aggregate to US$5,000,000 and the total liability of each Shareholder is limited to its pro rata portion of such amount (i.e. the percentage of the ordinary shares held by each Shareholder out of the total aggregate holdings of the indemnifying shareholders in EER). In addition, any demand by RVB for indemnification related to damages, can be made no later than December 31, 2012. Consequently, if we incur damages or liabilities that are higher than US$5,000,000, or if we incur damages or liabilities, or discover such damages or liabilities, after December 31, 2012, or if any Shareholder defaults on his obligation to indemnify us under the EER Share Purchase Agreement, we would be required to bear the costs ourselves. We cannot be certain that we will have sufficient funds available to bear these costs. Further, the payment of these costs may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks Relating to EER

EER has a history of losses and it may incur future losses and may not achieve profitability.

EER is currently focusing on research and development, as well as on the introduction of its technology and penetration into relevant markets. EER has limited operating history and consequently it has incurred net losses in each of the last three fiscal years. EER has incurred net losses of NIS 28.4 million (US$7.6 million) in 2010, NIS 28.6 million (US$7.3 million) in 2009 and NIS 32.4 million (US$9.0 million) in 2008. As of December 31, 2010, EER accumulated deficit was NIS 164.4 million (US$41.1 million).

As of the date of this shell company report, EER has no source of income from the sale of products, licensing or research and development activities. In addition, EER has not yet established and operated a commercial plant which implements its technology. Therefore, EER expects that, at least for the coming years, it will continue to operate with operational losses. EER's losses could continue as EER expands its commercialization efforts, increases its marketing expenses and continues to invest in research and development. Due to the above, the extent of EER's future operating losses and the timing of becoming profitable are uncertain. In addition, EER has limited experience in commercializing its technology and is faces a number of challenges with respect to its commercialization efforts, including, among others:

•	EER relies on external finance for its business activity, and it may not have adequate financial or other resources;

•	EER may not be able to introduce its technology to the relevant markets;

•
EER may fail to obtain or maintain regulatory approvals for its facilities and products or may face adverse regulatory or legal actions relating to its facilities and services even if the necessary regulatory approvals are obtained;

•	EER may face technical and engineering difficulties relating to the development, scale-up and implementation of its technology;

•
EER's research and development activity is conducted in collaboration with third parties, and its success depends on their efforts. In the event that such third parties discontinue their collaboration with EER, that could adversely affect EER's research and development and engineering capabilities;

•
EER may not be able to maintain and operate its demonstration facility in Israel, due to, among others, its inability to renew its business license or the lease agreement relating to the ground on which the demonstration facility is located;

•	EER depends on a small number of employees who possess both executive and technical expertise, the departure of which may affect its business; and

•	EER may face third party claims of intellectual property infringement.

The occurrence of any one or more of these events may limit EER's ability to successfully commercialize its technology, which in turn could prevent EER from generating significant revenues and could harm its business, financial condition and results of operations.

EER relies on external funding for the commercialization of its technology and services.

As part of its business model, EER may enter into joint projects with third parties for the establishment of waste treatment facilities that would implement EER's technology. The estimated cost of establishing such plants ranges between tens of millions to hundreds of millions US dollars. Therefore, EER's partners, and in some cases EER itself, might need to raise significant funds on a project by project basis. External financing may not be available on a timely basis, at an attractive cost of capital, or at all. In addition, EER and/or its partners may face difficulties in raising funds for their joint projects, since EER's Plasma Gasification-Melting (PGM) technology, has not yet proven itself commercially in the field of municipal solid waste and medical waste and, therefore, senior lenders or equity providers may be reluctant to extend funds for such projects. Moreover, some of EER's target markets have previously been adversely affected by global economic slowdowns and recessions which have led to reduced consumer and governmental spending. Current and future economic slowdowns and recessions may have an adverse effect on EER's and its partners' ability to raise capital or debt at an attractive cost of capital. Consequently, EER and/or its potential partners may face difficulty to raise sufficient funds to take on new projects or establish new plants and thus EER may not be able to introduce its technology to the relevant markets. In addition, any such external financing may be dilutive to us or may require us to grant a lender a security interest in our or EER's assets.

EER may require additional funding for its ongoing operations and for the commercialization of its technology and services

EER's current day to day operations require substantial amounts of financial resources. As of the date of this shell company report, EER has no source of income, and it has not yet established and operated a commercial plant which implements its technology. There is no assurance that EER will be able to raise external financing on a timely basis, at an attractive cost of capital, or at all. If adequate external financing on acceptable terms is not available, EER may not be able to continue its operations, develop its technology or market its technology and services.

EER's ability to commercialize its technology depends on collaboration with third parties

EER's business strategy includes entering into cooperative arrangements with third parties for establishing plants and marketing EER's technology and services worldwide. There is no certainty that EER will be able to negotiate such arrangements on acceptable terms, if at all, or that such arrangements will be successful in yielding commercially viable products. If EER is unable to establish such arrangements, it would require additional working capital to undertake such activities on its own and would require extensive marketing expertise that EER does not currently posses. In addition, EER could encounter significant delays in introducing its technology into certain markets or find that penetrating such markets would not be feasible without, or would be adversely affected by the absence of, such arrangements. To the extent that EER enters into such joint venture arrangements, its revenues will depend upon the robustness, stability and efforts of third parties. There is no certainty that any such arrangements will be successful.

EER operates in a competitive market, and its technology has not yet proven itself commercially in the field of solid waste and medical waste

EER's Plasma Gasification-Melting (PGM) technology has been developed to convert solid waste into synthesis gas and products suitable for construction materials or other uses. The core of the technology was developed at the Kurchatov Institute in Russia. This technology has been used for more than two decades for the treatment of low and intermediate level radioactive waste in Russia. The PGM technology is applicable for treatment of, among others, municipal solid waste (MSW), municipal effluent sludge, industrial waste and medical waste. The waste treatment market is a conservative market and new technologies are not easily accepted. Therefore, traditional applied technologies in the treatment of solid waste still enjoy greater market recognition compared to PGM technology and other advanced technologies, and some companies that offer solutions based on these traditional technologies have substantial experience in establishing and operating waste treatment facilities and greater financial capabilities compared to EER. In addition there is no certainty that potential customers will prefer the technology of EER over the technologies of EER's competitors, either those using traditional technologies or those using other kinds of advanced technologies for waste treatment. Additionally, the development of a more effective or cheaper technology by a competitor will have an adverse effect on EER.

Moreover, Plasma based, gasification based and Plasma gasification based technologies are implemented by different companies for the treatment of municipal solid waste (MSW), municipal effluent sludge, industrial waste and medical waste for more than a decade. Some of the prominent competitors in the field of PGM include Thermoselect, Ebara, S4 Energy Solution, Alter NRG and Plasco Energy Group. Most of these companies enjoy greater financial capabilities compared to EER, and some of them are located in Europe or in the U.S., and thus they are geographically closer to the EER's target markets.

EER faces uncertainty relating to the costs of potential projects and the pricing of its services

EER currently faces uncertainty relating to the pricing and construction costs of solid waste treatment facilities, and its marketing costs. Failure to assess its future costs correctly could result in substantial losses to EER. When calculating the profitability of potential projects, EER makes several assumptions relating to its expected income from waste treatment fees (Tipping Fees) and energy sales, as well is its expected capital and operational costs. These assumptions are based on the existing prices in the relevant markets, and, among others, the existence of certain governmental subsidies and incentive plans for "green" technologies. Price reductions or changes in such governmental subsidies and incentive plans in these markets may affect the profitability of potential project and may result in losses to EER.

EER may encounter engineering difficulties relating to the scale up its technology

As of the date of this shell company report, EER has not yet established and operated a commercial plant that implements its technology. The testing and demonstrations of EER's technology are done mostly in EER's demonstration facility in Israel and are limited in their duration due to the restrictions contained in EER’s operating license. While demonstrations conducted in recent years have proven that EER's technology is feasible for commercial use, EER may face unforeseeable challenges and engineering difficulties and may not be able to successfully scale up its technology for commercial use.

EER's research and development activity is conducted in collaboration with third parties, and its success depends on their efforts

As of the date of this shell company report, some of the research and development activity relating to EER's technology is conducted at the Royal Institute of Technology of Sweden, in collaboration with EER. Some research and development activity is also conducted in collaboration with additional third parties. The successful development of EER's technology depends on the resources, stability and efforts of such third parties. In the event that such third parties discontinue their collaboration with EER, that could adversely affect EER's research and development capabilities.

Changes in the legislation, standards and regulations relating to EER’s field of operations may adversely affect its operations and profitability

EER's business activity is regulated by environmental laws and regulations in the markets in which it operates. More specifically, EER's business activity is bound by the provisions of the Israeli Clean Air Law, the Israeli Hazardous Substances Law (and the Hazardous Waste License obtained in connection therewith) and additional environmental laws and regulations. In addition, EER's international business activity is expected to be subject to international and regional conventions and directives, as well as local laws, regulations and standards, relating to environmental, hazard control, medical and radioactive waste treatment, and other aspects that may be related to the establishment and operation of waste treatment facilities. EER spends substantial amounts of cash in order to comply with these regulations. Any changes in legislation, standards and regulations or any policy changes undertaken by various authorities pertaining to environmental protection under the jurisdictions EER operates in could have a significant effect on the activity of EER.

Intellectual property is extremely important to EER's business, and its inability to protect its intellectual property would harm EER's competitive position

As of June 28, 2011, EER has had nine active families of patent applications and patents. In addition to patents, EER relies on confidentiality agreements and similar mechanisms to protect its know-how and intellectual property, the core of which was historically developed at the Kurchatov Institute in Russia. These measures are limited in terms of their effectiveness in protecting EER’s intellectual property and could therefore prove inadequate in limiting unauthorized use of EER’s know-how. Additionally, such measures do not guarantee that other parties may not claim rights in certain know-how that is being used by EER in its research and development activities. There is also no assurance that pending patent applications will be approved, that any patents will be broad enough to protect EER's technology, will provide it with competitive advantages or will not be challenged or invalidated by third parties, or that the patents of others will not have an adverse effect on EER's ability to do business.

EER's business may suffer if EER becomes involved in disputes or protracted negotiations regarding its intellectual property rights or the intellectual property rights of third parties

EER is subject to the risk of adverse claims and litigation alleging infringement by EER of the intellectual property rights of others. There are increasing numbers of patents and patent applications in EER's industry. Third parties may assert infringement claims in the future, alleging infringement by EER's current or future technology or applications. EER may institute or otherwise be involved in litigation to protect its registered patents and/or trade secrets or know-how, challenge the validity of proprietary rights of others or defend against alleged infringement by EER of proprietary rights of others. This type of litigation is costly and diverts management’s attention from its day-to-day responsibilities of running EER's business. In addition, an adverse determination in such litigation could:

•	limit the value of EER's trade secrets or know how;

•	subject EER to significant liabilities to third parties;

•	require EER to seek licenses from third parties; or

•	prevent EER from commercializing and marketing its technology and service, any of which could have a material adverse effect on EER's business, financial condition and results of operations.

EER has received grants from the Office of the Chief Scientist in Israel, and it is therefore obligated to pay certain royalties to the Israeli government from sales of its products, and it is bound by the provisions of the Israeli Research and Development Law

EER has received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, for the financing of a portion of its research and development expenditures in Israel, pursuant to the Encouragement of Industrial Research and Development Law 5744-1984, or the R&D Law. Under the R&D Law, royalties on the revenues derived from sales of products (and related services) developed (in all or in part) according to, or as a result of, the Office of the Chief Scientist funded plans are payable to the Israeli government, at annual rates which are determined under the Encouragement of Industrial Research and Development Regulations (Rate of Royalties and Rules for the Payment thereof), 1996, or the R&D Regulations, up to the aggregate amount of the grants received by the Office of the Chief Scientist, plus annual interest (as defined in the R&D Regulations). Any intellectual property developed using the Office of the Chief Scientist funds must be fully and originally owned by the Israeli company which received such funds. The R&D Law restricts the ability to transfer abroad know-how funded by the Office of the Chief Scientist. Transfer of such know-how to a foreign entity requires prior approval from the Office of the Chief Scientist, and is subject to payment of a redemption fee to the Office of the Chief Scientist calculated according to formulas provided under the R&D Law. As of the date of this shell company report, EER has received a total of NIS 1.7 million (approximately US$0.4 million), out which an amount of NIS 1.5 million (approximately US$0.35 million) has not yet been repaid by EER.

If EER transfers outside of Israel know-how and technology, which were developed according to, or as a result of, the Office of the Chief Scientist funded plans, without obtaining the approval of the Office of the Chief Scientist, it may also be subject to criminal charges. In recent years, the government of Israel has accelerated the rate of repayment of the Office of Chief Scientist grants and may further accelerate them in the future. These restrictions on transferring technologies and/or manufacturing outside of Israel continue to apply even after EER have repaid any grants, in whole or in part.

EER's dependence on a single Demo Facility magnifies the risk of an interruption in its business operations

As of the date of this shell company report, EER does not own any other facility other than an operational demonstration facility, located near the village of I’billin, in Northern Israel (the "Demo Facility"). The current business license relating to the operation of the Demo Facility, which is subject to certain conditions set forth by the Israeli Ministry of Environmental Protection, is valid until December 31, 2011. The business license must be renewed on an annual basis. In the event that EER is unable to renew its business license, or if EER will not be able to meet the conditions of the new license, it could have a significant effect on its activity.

In addition, in September 2007, EER has entered into a lease agreement with respect to the ground on which the Demo Facility is located (the "Lease Agreement"). The original term of the Lease Agreement was three years, and EER had an option to extend the term of the rent for additional two years. EER has exercised the option in 2010, and consequently the term of the Lease Agreement was extended until July 2012. Pursuant to the terms of the Lease Agreement, the Demo Facility is the property of EER, and EER is responsible for disassembling the Demo Facility and removing it from the property at the end of the lease period. As of the date of this shell company report, there is no certainty that the term of the Lease Agreement will be extended beyond July 2012. The disassembly and the transfer of the Demo Facility to another location may require substantial investments, and may not be economically feasible for EER. Therefore, if the Lease Agreement is not extended beyond 2012, that could have a significant effect on EER's business activity. In addition, any event affecting the Demo Facility, including natural disaster, labor stoppages or armed conflict, or EER's lack of financial resources to operate the plant, may disrupt or indefinitely discontinue EER's research and development, operational and marketing capabilities and could significantly impair its business.

Because of EER's small size, it depends on a small number of employees who possess both executive and technical expertise, and the loss of any of these key employees would hurt EER's ability to implement its business strategy and to compete effectively in its target markets

Because of EER's small size and its reliance on employees with either executive or advanced technical skills, its success depends significantly upon the continued contributions of its officers and key personnel. All of EER's key management and technical personnel have unique expertise, which might be in high demand among its competitors, and the loss of any of these individuals could cause EER's business to suffer.

In addition, EER's business operations depend heavily on the knowledge and efforts of Mr. Moshe Stern. Mr. Stern is the original founder of EER, and is responsible for the establishment and maintenance of most of EER's business relationships and collaborations. Until the closing of the EER Transaction, Mr. Stern was the chief executive officer of EER. Following the closing of the EER Transaction, Mr. Stern resigned from his position as the chief executive officer of EER, and is no longer an employee of EER. However, Mr. Stern is currently providing business development services to RVB, pursuant to the Services Agreement, and therefore EER (which is now a subsidiary of RVB) can still benefit from his knowledge and skills. If, in the future, EER is not able to benefit from Mr. Stern's knowledge and skills, that may adversely affect its relationship with existing and potential partners, its ability to raise funds its ability to commercialize its technology and services.

EER might not be able effectively manage its growth

If the commercialization of EER's technology and services is successful, EER's business will need to grow. Continued growth would subject EER to numerous challenges, including, among others, implementing appropriate operational and financial systems and controls, and increasing and training its manpower within a short period of time to cope with the EER's administrative, marketing, engineering and operational needs. EER's expected growth may place significant demands on its management and require financial and operational resources. If EER is unable to manage its growth, its business, financial condition and results of operations could be harmed.

ITEM 4.       Information on the Company

A.            History and Development of the Company

Our legal and commercial name is R.V.B. Holdings Ltd. Our office is located at Platinum House, 21 Ha'a'rba'ah St., Tel Aviv, 64739, Israel, and our telephone number is +972 (3) 684-5500.

We were incorporated as an Israeli corporation under the name B.V.R. Systems (1998) Ltd., in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd., or BVR-T, in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR commenced operations as of January 1, 1998. In January 2010, we changed our name to R.V.B. Holdings Ltd.. Our corporate governance complies with the Israeli Companies Law, 1999, as amended (the "Companies Law").

On July 19, 2009, we entered into an asset purchase agreement with Elbit Systems Ltd., whereby Elbit acquired substantially all of our assets and business for cash consideration of approximately US$34 million and assumed substantially all of our business related liabilities (the "Elbit Transaction"). The sale of our business to Elbit was completed on November 19, 2009.  For more information related to the Elbit Transaction see "- Item 10C. Material Contracts" below.

On March 24, 2010, Greenstone exercised its option to purchase from Aviv Tzidon and A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon (collectively: "Tzidon"), the control of the Company. As part of the closing of the option exercise by Greenstone, A.O. Tzidon (1999) Ltd. purchased from HSN General Managers Holdings Limited Partnership (“HSN”) all of its holdings in the Company, namely 20,000,000 of our Ordinary Shares, which constitute part of the shares sold by Tzidon to Greenstone, at a price per share of US$0.215 and an aggregate consideration of US$4,300,000, pursuant to a share purchase agreement between HSN and Tzidon, dated February 6, 2011. On March 15, 2011, pursuant to an agreement entered into by and among Greenstone and Tzidon on December 12, 2010 and the option awarded to Greenstone to purchase up to 65% but not less than 50.14% of our issued share capital as of that date, Tzidon sold to Greenstone: (i) 76,680,848  of our ordinary shares, constituting 65% of our issued and outstanding share capital as of that date (not taking into account 1,040,000 of our dormant shares); and (ii) 1,800,000 options exercisable into 1,800,000 of our ordinary shares.

On August 22, 2011, our shareholders approved the EER Transaction (following an approval by our audit committee and board of directors), together with the Additional SPA. On August 31, 2011, we completed the EER Transaction and purchased a total of 7,996,210 EER shares from Greenstone, our controlling shareholder, and Accord. The closing of the Additional SPA is expected during September or October 2011, at which time we expect to issue a total of up to 96,100,358 RVB shares, in exchange for the EER shares of those additional EER shareholders who elected to become parties to the Additional SPA. For information regarding the EER Transaction and the Additional SPA, see "Item 7.B. Related Party Transactions – EER Transaction" in this shell company report.

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

Capital Expenditures

We had no capital expenditures during the first eight months of 2011, and during 2010. Our capital expenditures totaled US$0.2 million in the year ended December 31, 2009 and US$0.3 million in the year ended December 31, 2008.

B.            Business Overview

General

On August 31, 2011, the EER Transaction was completed, following which we have become the controlling shareholder of EER. For additional information, see "Item 7.B. Related Party Transactions – EER Transaction" in this shell company report.

Below is a description of EER's business. As of the date of this shell company report, we do not have any other business activity besides EER's business.

EER's industry

With the rapid growth in the world's population, the waste generation volume is becoming an increasing concern around the world. The world's population is producing approximately 2.5 billion tons of municipal solid waste (MSW) each year. Certain factors, such as the rate of growth in the general population, improvements in the quality of life and continuous increase in the global GNP, contribute to the accelerated growth in the production of MSW. In order to cope with the constant growth in the production of waste, the global waste management industry is undergoing certain changes, among which the transfer from traditional waste disposal methods to a resource recovery processes. In light of these changes, the development of new technology is required in order to convert certain types of waste into recycled materials or energy.

Nations around the world vary in their progress towards the facilitation of these changes. Countries like Germany, Japan, Denmark and the Netherlands, which are characterized as 'mature markets' already have clear regulatory, fiscal and policy frameworks in place for such matters, and over the last few years, they placed substantial investments in the development of modern waste treatment solutions. On the other hand, some countries, like UK, Italy, Spain, Greece, Canada, Australia, some Gulf Arab States and parts of East and South East Asia, are characterized as immature markets. These countries are expected to show rapid growth in the amount of waste treatment over the next ten to fifteen years, due to the increase of new regulations which aim to direct the waste streams from traditional waste treatment methods, such as landfill, to the alternative technology sector. Other countries, as some EU Member States, some countries in the Middle East, South Africa, Latin America and the Caribbean, are characterized as embryonic markets. In these countries, there is little governmental investment in the development or the adoption of "green" advance technologies, and the relevant regulation is considered obsolete. The US, one of EER's primary target markets, can be divided into different categories, some US states are mature, some are emerging and some are embryonic.

There are currently three main waste disposal methods, employed by different companies and governments around the world:

•
Recycling - Recycling is the process of sorting waste and reusing the items from which utility can still be derived. This method is not always economically feasible, as it requires substantial amount resources for sorting waste. In addition, large percent of waste is not recyclable.

•
Landfill - the most traditional and common method, which involves disposal of waste by burial in landfill sites. This method, though it is common, is a main factor for pollution of air, ground and underground water. Therefore, in recent years, some countries, such as Germany, Austria, Belgium, the Netherlands, and Switzerland, have banned the disposal of untreated waste in landfills.

•
Waste to Energy (WTE) - this method is divided into three main methods: biological, physical and thermal. The thermal treatment is divided to three main processes: Incineration, Thermal Gasification/ Pyrolisys and Plasma Gasification. The Incineration process has a lot of disadvantages, such as the emission of toxic gases and ashes which require additional separate treatment, and therefore the Thermal process is more attractive.

Each year, approximately 170 million tons of municipal solid waste is treated in about 900 waste treatment facilities around the world. The WTE market was estimated to be worth US$7 billion in 2010, and its estimated annual growth is 6-10%. Thus, the WTE market is expected to be worth about US$ 27 billion in 2021.

The main entrance barriers to the solid waste market include acquisition and development costs, licensing costs, depending on local regulation in each country in which the technology is implemented, facilities establishment Costs, Large competitors and willingness of finance institutions to finance the establishment of facilities based on new technologies.

The global economic crisis has caused, among others, to a decrease in the investments in the advanced technologies, including the PGM technology. According to EER's estimation, in spite of the recovery from the crisis during 2009 and 2010, it is still very difficult for EER and its customers to obtain financing for its activity and facilities from private investors and especially from institutional investors.

Competition

Many companies around the world are in the business of developing advanced technologies for the treatment of solid waste, and such companies can compete with EER in its target markets. Some of these companies use different variations of the plasma gasification technology, and some use other WTE technological solutions.

Below is a description of the main new thermal treatment technologies (NTTT), which compete with EER's PGM technology:

•	Gasification technology - thermal reaction under a lack of oxygen which creates fuel gas, which causes an early heat of the waste, a process which increases the energetic efficiency.

•	Pyrolysis technology - a similar process to the Gasification. The waste is first processed in an early process for the creation of refuse derived fuel.

•	Plasma technology - Gasification of the materials with the highest temperatures (approximately 800 degrees) under special conditions.

•	Thermal Hydrolysis technology - technology based on "cold incineration ". This technology cannot be used for treatment with solid waste.

•	Hybrid facilities - technologies combined facilities. The PGM technology belongs to this technology.

These are the main advantages of the PGM technology:

•	Decreased operating costs due to the combination of three processes in one union continuous process.

•	Decreased operating costs due to the fact that the pollution level in this technology is lower, compared to other technologies.

•	The ability to handle a wide spectrum of waste without the necessity of any preliminary sorting or treatment.

•	The solid residue of the process is an environmentally benign material which can be used as raw material in construction.

In addition, Pursuant to EER's estimation, its ability to prove the implementation of the PGM technology by a demonstration facility may provide it a competitive advantage compared to the other NTTT.

EER's major competitors in the field of waste treatment include:

•
Thermoselct – a Swiss origin Pyrolysis/Gasification technology, which has been implemented in Japan by JFE and licensed in the US by IWT. Thermoselct has several commercial installations in Japan that are processing selective portion of municipal solid waste (“MSW”) and industrial waste. Thermoselct MSW project in Germany failed to provide desired output and is currently closed.

•	JFE is a large Japanese engineering company, active in various waste treatment areas, also with own proprietary solutions.

•	Ebara – a Japanese gasification technology with several installations in Japan for MSW. It is estimated that its technology currently is too expensive to be implemented in Europe.

•	Westinghouse (AlterNRG) – Plasma Arc technology, implemented by AlterNRG, a Canadian listed company. There are several installations in Japan, but no success yet in other countries.

•
Plasco Energy – Canadian Plasma Arc technology company, aiming for MSW conversion. It has built a large demonstration plant that is not working currently on a continuous MSW waste stream. Plasco Energy has raised significant funds to establish its first commercial facility and to support a vast worldwide business development activity related to waste treatment.

•
InEntech (S4) – MIT Plasma technology. Significant funds were invested in the technology so far. Several installations are located in Asia and one in US. It has formed together with Waste Management, a joint venture, for the implementation of its technology.

Other companies in the field include, Nippon Steel (Japan), Entech, S4 Energy Solution, GEM, Enerkem, Nexterra and OE that mostly have gasification technology for specific waste streams.

Material Agreements

The Kurchatov Institute Agreement

On June 6, 2000, EER Ltd., has entered into an agreement with the Kurchatov Institute, which was amended on February 12, 2002 (the “Kurchatov Agreement”) (the agreement and the rights and obligations of EER Ltd. thereunder were later assigned to EER). Under the terms of the Kurchatov Agreement, Kurchatov Institute assigned and transferred to EER Ltd. all then present and future intellectual property rights and know-how related to the Demo Facility (which was designed, manufactured and constructed for EER by Kurchatov Institute's subsidiary under a separate agreement) and to the Additional Projects (as defined below) (collectively, the "IP Rights"). According to the Kurchatov Agreement, EER Ltd. shall cover all the expenses related to the assigning, registration and recordation of the IP Rights. According to the Kurchatov Agreement, The Kurchatov Institute shall fully cooperate with EER Ltd. for the purposes of utilizing the PGM technology with regard to Municipal Solid Waste ("MSW"), Medical Waste (“MW”), Low Radio Active Waste (“LRAW”) and PGM Compatible Industrial Waste (“IW”), including, but not only, for the designing and construction of plants and installations by EER Ltd., its licensee(s) and/or other purposes (the "Additional Projects"). Upon EER’s request, the Kurchatov Institute shall assign to EER any know-how or intellectual property rights relating to such technologies to be used outside the territories comprising the former Soviet Union, provided the financial and other legal and reasonable interests of the Kurchatov Institute have been satisfied. The Kurchatov Institute and its affiliates shall exclusively work with EER Ltd. on any of the aforementioned applications of the PGM Technology, and shall not assist, directly or indirectly, any individual or entity to engage in any activity in the fields of SMW, MW, LRAW and IW. In addition, the Kurchatov Institute undertook to provide EER Ltd. its know-how and experienced highly qualified specialists in order to obtain the required scientific and technical qualifications in the works related to the Projects, as will be mutually agreed by the parties. In consideration for Kurchatov Institute’s undertakings under the Kurchatov Agreement, EER shall pay Kurchatov Institute a royalty in the amount of 1% of the purchase price actually received by EER from the sale of the Additional Projects.

The PyroGenesis Agreement

On December 5, 2005, EER entered into an agreement for the purchase of equipment with PyroGenesis Inc. (“PyroGenesis” and the “PyroGenesis Agreement”), under which EER purchased from PyroGenesis a Non-Transferred Arc Plasma Torch System (the “Equipment”) which was installed in the Demo Facility, for an aggregate amount of US$810,000 (the “Purchase Price”). The Purchase price did not include spare and wear parts, and certain other components. Pursuant to the PyroGenesis Agreement, PyroGenesis was provided with a right of first refusal for the supply of any and all future torch systems required by EER.

The Radon Center Agreement

On December 28, 2005, EER entered into an agreement on partnership, R&D collaboration and joint activity with the Radon Center (the “Radon Agreement”), under which the parties agreed to enter into a scientific cooperation, including research and experiment actions, relating to the Technology. According to the Radon Agreement, EER may use, from time to time, Radon Center’s test facility for Low Radio Active Waste treatment, in order to perform experiments and demonstrations. The original term of the Radon Agreement was 5 years, and it has not been renewed. However, even though the Radon agreement expired, EER and the Radon Center continue their collaboration.

The Lease Agreement

In September 2007, EER entered into the Lease Agreement with Naser Recycling Ltd. (the "Naser"), with respect to the ground on which the Demo Facility is located. The original term of the Lease Agreement was three years, and EER had an option to extend the term of the rent for additional two years. EER has exercised the option in 2010, and consequently the term of the Lease Agreement was extended until July 2012. The rent for the entire extension period (NIS 600,000 in the aggregate, not including VAT (approximately US$175 thousands)) was paid in advance. This amount is based on a monthly fee of NIS 25,000, which is approximately US$7 thousands. Pursuant to the terms of the Lease Agreement, the Demo Facility is the property of EER, and EER is responsible for disassembling the Demo Facility and removing it from the property at the end of rental period. As of the date of this shell company report, there is no certainty that the term Lease Agreement will be extended beyond July 2012.

The Primus Agreement

In December 2009, EER entered into an exclusive representation agreement with Primus Security & Consulting, LLC ("Primus" and the “Primus Agreement”), pursuant to which Primus shall provide strategic consulting and intermediary services related to identifying and accessing parties in the U.S. and in other countries, that might be interested in long-term relationships with EER, for the utilization of EER's Technology. According to the Primus Agreement, Primus has the exclusive right to market and sell projects using EER's Technology, which shall expire in December 2011, following which the parties will negotiate and decide whether or not to extend it for additional period. Primus is entitled to a monthly fee of US$10,000, and is also entitled to additional payments following certain events, including (but not limited to) the closing and the successful establishment of joint ventures introduced by Primus, successful raise of capital for projects by Primus and certain events related to EER's subsidiary in Texas. In addition, Primus is entitled to receive up to 15% of the shares awarding distribution rights (without voting rights) of any U.S. subsidiary formed by EER to accommodate projects introduced by Primus. The Primus Agreement expires in December 2011.

KTH Agreement

On June 4, 2009, EER entered into a cooperation agreement with KTH (the “KTH Agreement”). Under the terms of the KTH Agreement, which is valid for a term of 5 years, KTH undertook to provide EER with technical and scientific support in the ongoing development of the PGM process, including full access to laboratories and facilities of KTH. In the event that EER requests KTH to perform any particular project, EER shall send to KTH a specific work order, specifying the tasks to be performed and the consideration to be paid to KTH for performance of such work. The parties agreed that EER shall have and retain all rights and interests in the PGM process. Any publication of work by KTH which is related to or involving the cooperation between the parties shall require the prior written consent of EER.

The SNC Agreement

On September 15, 2010, EER entered into a memorandum of understanding (the “SNC MOU”) with SNC-Lavalin Engineers & Constructors Inc. (“SLE&C”) which, to the best of EER’s knowledge, is a private company and a subsidiary of SNC-Lavalin Group Inc., a company whose shares are listed for trade on the Toronto Stock Exchange, Canada (“SNCL-G”), and among the leading engineering and construction corporations in the world. The SNC MOU establishes methods of cooperation between EER and SLE&C in respect to projects aimed at exploiting PGM Technology. According to the SNC MOU, the parties will cooperate in identifying projects where technology can be applied to the PGM, bidding implementation, establishment and operation. In the event that the parties are not able to reach an understating regarding the cooperation on a particular project, the interested party will be allowed to do so on its own, while the other will be obligated to refrain from acting on it, unless such party: (i) can establish that it was aware of such project, prior to its identification by the other party, and had determined to pursue such project independently; or (ii) obtains the consent of the other party. Each party shall bear its own cost of pursuing such project and all related expenses until a definitive contract with a client is signed and comes into effect. The parties agreed that none of SLE&C, any client or third party will obtain any rights in the Technology, unless expressly agreed in writing by EER. The SNC MOU may be terminated upon a 30 day prior notice and terminates automatically on December 31, 2012.

The LOI with Approved Storage & Waste Hauling Inc.

On January 25, 2011, EER entered into a letter of intent with Approved Storage & Waste Hauling Inc. ("ASWH" and the "ASWH LOI"), relating to the formation of a joint venture for an initial pilot project (the "Pilot Project"). According to the ASWH LOI, the Pilot Project will process Regulated Medical Waste in an initial capacity of 15-30 short tons per day, and will be owned by a newly formed U.S. company mutually owned by EER and ASWH. The terms of the Pilot Project would be determined in a definitive agreement, the closing of which shall be 45 days from the expiration date of the LOI. EER and ASWH agreed on certain terms to be included in the definitive agreement, which relate, among other things, to pricing, investment, legal structure and ownership of the Pilot Project. According to the ASWH LOI, the definitive agreement would also include provisions relating to exclusivity on certain geographic areas. According to its terms, the ASWH LOI shall have terminated on December 31, 2011, but it was extended until December 31, 2012. EER and ASWH are currently working with the local and state regulatory bodies to prepare the permitting package for the project.

The Mid West LOI

On March 21, 2011, EER entered into a letter of intent (the “Mid-West LOI") with a third party located in the U.S. (the "US Company"), for the purposes of developing, constructing and operating PGM facilities in five states in the U.S. using EER’s Technology (the “Facilities”). Under the terms of the Mid-West LOI, the US Company will forward to EER all relevant data regarding EER’s plan to develop and operate a PGM facility in one out of the five states (the "First Project”). Per the US Company's request, EER shall provide with all necessary information regarding the Technology, subject to appropriate confidentiality undertakings by the US Company. The US Company shall grant to EER an equity position equal to 14.25% of its then fully diluted share capital (the "US Company Shares”). In exchange for such shares, EER shall produce a Preliminary Engineering Design study for the First Project (the “Study”), which cost shall not exceed US$3,000,000. If the cost exceeds such amount, EER shall not be entitled to additional shares. The US Company shares shall only be transferred to EER upon completion of the Study. The Study will comprise as least 45% of the total work and expense required for the completed front end engineering design for the First Project. Such completed front end engineering design or any further study to be performed by EER shall be funded through the finance raised by the US Company in connection with the First Project. The US Company shall be responsible for obtaining and maintaining all the relevant licenses, permits and approvals from any relevant authority in order to establish and operate the First Project, and EER will be responsible to provide any technical and financial data to meet these requirements. EER shall grant an exclusive license to the US Company to operate all facilities in the five states. The US Company is responsible for obtaining financing for the construction of the first Project. EER shall receive a royalty equal to 5% of the Syngas generated total revenues of the first Plant. All the above mentioned understandings are preliminary and subject to the execution of a definitive agreement between the parties. According to the Mid-West LOI, the US Company and EER shall sign within 6 months from the date of the Mid-West LOI, a binding agreement for the delivery of the First Project and with respect to the US Company Shares, the Study, the technology licenses and royalties and any other agreements as the parties may determine. The definitive agreements shall require the approval of the board of directors of each of the parties. In the event the definitive agreements are not executed by the parties within the 6 months stipulated above, then the Mid-West LOI shall expire and shall have no further force and effect and neither party shall have any further liability in connection therewith. During the period in which the Mid-West LOI is in force, EER and the US Company shall not approach to any other entity in connection with a project using PGM Technology within the geographical scope of the Mid-West LOI. The parties have explicitly agreed that no license to any patent or other intellectual property of either party is granted by the Mid-West LOI.

The Greenstone-EER Management Service Agreement

On February 13, 2002, EER entered into a management service agreement with Urdan Industries Ltd. (currently Greenstone) (the “Greenstone Agreement”), pursuant to which Greenstone undertook to provide EER with management services, office services, accountant services and office rental in accordance with EER needs. In consideration for such services, EER undertook to pay Greenstone the sum of NIS 20,000 per month (plus VAT) linked to the Consumer Price Index (in this section – “the management fees”), as of January 2002 (approximately NIS 24,000 as of the date of this shell company report). The term of the management agreement was set at one year, at the end of which the agreement will be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party. From the end of 2004 to December 31, 2010, services were provided by Accord and management fees were paid to them, and as of January 1, 2011 the services are provided by Leader Holdings and Investments Ltd (the parent company of Greenstone; “Leader”), and the management fees are paid to Leader.

Following the completion of the EER Transaction, this management agreement was assigned by Leader to Greenstone.

The Houston Project

Since 2008, EER has been working on the establishment of a medical waste facility located in La Porte, Texas (in the area of Houston, Texas) which can handle 25 tons of waste per day (the "Houston Facility"). In October 2010, EER has secured an option to purchase or lease the land on which Houston Facility is to be located. The option has been extended and it is now valid until January 2012. In September 2010, EER received a permit by rule (PBR) from the Texas State environmental authority which is due to the low emission from the PGM process exempts EER from the need to obtain full federal type 5 air permit. The PBR permits EER to begin construction of the Houston project. In addition, in November 2009 EER received waiver of the Texas State health authority, according to which EER's PGM process is deemed an approved technology for the treatment of municipal waste, and therefore EER does not have to go through an additional microbiological testing procedure.

The PBR allow EER to begin construction on the Houston project however, in order to fully operate the Houston Project, EER still needs to obtain a registration document for untreated waste. EER is in the process of obtaining the registration document, and it expects to obtain it by October 2011.

The final license required to operate the Houston project is a registration document of the untreated waste scheduled to arrive at the facility. The registration for the untreated waste to be received for facility is in the final stages and is awaiting the full allowance within the next 60 days.

EER is currently working with Primus to secure a waste stream for the plant and to obtain the necessary funding to construct the Houston Facility.

The Plazma MOU

In May, 2011, EER and SLE&C, have entered into a memorandum of understanding (the "Plazma MOU") with Zaklad Zagospodarowania Odpadow "PLAZMA" Sp.z. o.o ("Plazma"), a Polish company, pursuant to which EER, SLE&C and Plazma shall cooperate for the purpose of designing, engineering, constructing and operating a waste treatment facility, based on EER's Technology, in Poland. Plazama will work exclusively with EER and SLE&C on the development of the facility, with EER acting as the technology provider and SLE&C as consultant and provider of certain engineering services. Plazma shall be solely responsible for constructing the facility in Poland, including, but not limited to, obtaining finance, obtaining all necessary licenses and regulatory approvals, and preparing a business plan and a financial model for the facility. EER and SLE&C have agreed to assist and provide necessary information during the process. EER has also agreed to consider taking an equity position in the project. The scope of work to be performed by EER in connection with the project shall be agreed upon by the parties. According to the Plazma MOU, the parties shall negotiate and enter into a definitive agreement within twelve months of the date of the Plazma MOU, or else the Plazma MOU shall expire.

Research and Development

EER’s research and development activity is conducted in Israel, at the Royal Institute of Technology of Sweden (under the KTH Agreement), and at SNC (under the SNC Agreement). In 2007, the development stage of the Technology has ended, and EER is currently working on improvements to the Technology.

In 2004, the Chief Scientist Office at the Ministry of Industry, Trade and Labor, approved EER’s request to receive financial assistance for research and development in connection with the products of EER. The approval was conditioned on abiding by the provisions of the Israeli R&D Law, including, among others, payment of royalties from the sale of products developed with the assistance of the Chief Scientist up to a 100% refund of the grant amounts received by EER. Under the terms of the R&D Law, any intellectual property developed using the Office of the Chief Scientist funds must be fully and originally owned by the Israeli company which received such funds. The R&D Law restricts the ability to transfer abroad know-how funded by the Office of the Chief Scientist. Transfer of such know-how to a foreign entity requires a prior approval from the Office of the Chief Scientist, and is subject to payment of a redemption fee to the Office of the Chief Scientist calculated according to formulas provided under the R&D Law.

As of the date of this shell company report, EER has received a total of NIS 1.7 million (approximately US$0.4 million), out which an amount of NIS 0.2 million (approximately US$0.05 million) has been repaid to date by EER.

Intellectual Property

As of June 28, 2011,  EER has had nine active families of patent applications and patents, as describes below:

•
Apparatus for Processing Waste. This application generally describes the overall plant, comprising waste input means, a waste processing chamber to hold a column of waste, one or more plasma torches, a control system, and post processing means. A patent has been granted in the U.S., Europe (validated in 13 countries), Israel, India, Japan, Korea, Argentina, Singapore, Taiwan and Hong Kong. The application is awaiting examination in Thailand.

•
System and Method for Removing Blockages in a Waste Converting Apparatus. This application repeats the description of the processing chamber and describes the problems of blockage that can arise during operation of the system due to incomplete breakdown of the waste into gaseous and liquid products. A patent has been granted in the U.S., Europe (validated in 10 countries), Israel, India, Korea, Argentina, Singapore, Taiwan, Thailand, and Hong Kong. The application is awaiting examination in Japan.

•
Apparatus for Processing Waste with Distribution/Mixing Chamber for Oxidising Fluid. The description and claims are mainly concerned with the shape of the vertical shaft processing chamber, which is constructed such that it does not have a uniform cross-section but is provided with a transition between its upper and lower parts. Patents have been granted in the U.S., Europe (validated in 13 countries), Israel, Argentina, Singapore, Taiwan, Hong Kong, India, Japan, and Korea. The application is awaiting examination in Thailand.

•
System and Method for Decongesting Waste Disposal Apparatus. The principal claims in this application are directed towards the presence of a fluxing agent inlet to provide flux to overcome the decongestion problems. A patent has been granted in the US, Europe (validated in 10 countries), Israel, India, Korea, Argentina, Singapore, Taiwan and Hong Kong. Japan and Thailand have been abandoned.

•
Recycling System for a Waste Processing Plant. This application is related to the post processing system of the waste processing plant, i.e. to the part of the plant whose job it is to collect and purify the gaseous products that exit the processing chamber so that they can either be stored for reuse or safely released to the atmosphere. A patent has been granted in the US, Israel, China, Korea, Singapore, and Taiwan. The examination has begun in Japan, India, and Europe. The application is awaiting examination in Thailand and Hong Kong.

•
Control System for a Waste Processing Apparatus. This application describes and claims a control system for operating an air lock arrangement used to introduce the waste into the top of the processing chamber. A patent has been granted in the US, Israel, Europe (validated in 13 countries), China, Singapore, Taiwan, Japan and Korea. The examination has begun in India. The application has been abandoned in Hong Kong.

•
Transceiver Unit, Apparatus, System and Method for Detecting the Level of Waste in a Furnace. The application describes and claims a unique microwave transducer assembly that is used as a sensor to determine the level of the waste inside the feeding conduit that extends into the vertical shaft of the processing chamber. A patent has been granted in Singapore. All other applications have been abandoned.

•
System for Controlling the Level of Potential Pollutants in a Waste Treatment Plant. This application describes and claims a system placed at the entrance to the waste treatment plant for sorting the waste entering the plant according to the concentration of specified chemicals in the waste. A patent has been granted in the US, Europe (Validation in 4 countries) Israel, Singapore, China, Australia and Taiwan. An examination has begun in Japan. The application is awaiting examination in Canada, India, Korea, and Hong Kong.

•
An Improved Plasma Torch for Use in a Waste Processing Chamber. This application describes and claims an improved plasma torch design. The unique feature of the torch is a sleeve that surrounds the portion of the torch that extends into the processing chamber. A patent has been granted in Israel, Europe (validated in 6 countries), and Singapore. The application has been allowed in Australia. The examination has begun in China and Japan. The application is awaiting examination in Canada, Taiwan, US, India, Korea and Hong Kong.

Government Regulations

The Encouragement of Industrial Research and Development Law, 5744-1984

EER has received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the OCS, for the financing of a portion of its research and development expenditures in Israel, pursuant to the Encouragement of Industrial Research and Development Law 5744-1984, or the R&D Law. Under the R&D Law, royalties on the revenues derived from sales of products (and related services) developed (in all or in part) according to, or as a result of, the OCS funded plans are payable to the Israeli government, at annual rates which are determined under the Encouragement of Industrial Research and Development Regulations (Rate of Royalties and Rules for the Payment thereof), 1996, or the R&D Regulations, up to the aggregate amount of the grants received by the Office of the Chief Scientist, plus annual interest (as defined in the R&D Regulations). Any intellectual property developed using the OCS funds must be fully and originally owned by the Israeli company which received such funds. The R&D Law restricts the ability to transfer abroad know-how funded by the Office of the Chief Scientist. Transfer of such know-how to a foreign entity requires prior approval from the Office of the Chief Scientist, and is subject to payment of a redemption fee to the OCS calculated according to formulas provided under the R&D Law. As of the date of this shell company report, EER has received a total of NIS 1.7 million (approximately US$0.4 million), out which an amount of NIS 1.5 million (approximately US$0.35 million) has not yet been repaid by EER.

C.            Organizational Structure

We currently own 38.5% of EER's share capital (and 60.2% of its voting rights), which, as of the date of this shell company report, is our only subsidiary. Greenstone beneficially owns approximately 55.6% of our outstanding share capital (excluding 1,040,000 dormant shares, and including 20,054,893 shares to be issued to Accord in connection with the closing of the EER Share Purchase Agreement). As of August 31, 2011, Leader Holdings & Investments Ltd., a company organized under the laws of the State of Israel (“Leader”) is the holder of 48.2% of the equity interest of Greenstone.

D.            Property, Plant and Equipment

We currently do not have any material fixed assets. EER, our majority owned subsidiary following the completion of the EER Transaction, owns an operational demonstration facility, located near the village of I’billin, in Northern Israel (the "Demo Facility"). EER is leasing the ground on which the Demo Facility is located. The Demo Facility is capable of treating up to 20 metric ton per day of solid waste. According to the terms of Demo Facility's current business license, the plant is allowed to treat unsorted municipal solid waste. As of the date of this shell company report, the plant does not currently produce and commercial products. For additional information, see "Item 3.D. Risk Factors – Risks related to EER – EER's dependence on a single Demo Facility magnifies the risk of an interruption in its business operations", in this shell company report.

Item 5.        Operating and Financial Review and Prospects

The following operating and financial review and prospects should be read in conjunction with “Item 3.A Selected Financial Data” and our consolidated financial statements and accompanying notes appearing elsewhere in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board or IFRS, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.  Following our January 1, 2008 adoption of IFRS, we are no longer required to reconcile our financial statements prepared in accordance with IFRS to U.S. GAAP.

We sold substantially all of our assets to Elbit Systems Ltd. on November 19, 2009.  Our consolidated financial statements reflect the sale of our advanced defense training and simulation systems business to Elbit. As we have not initiated or acquired a new operating business during the year ended December 31, 2009, the results of our operations prior to the consummation of Elbit Transaction are not reported as "discontinued operations" in our consolidated financial statements in accordance with IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations".

 On August 31, 2011, we completed the EER Transaction and purchased 7,996,210 ordinary shares of EER from Greenstone and Accord. We expect to purchase additional shares of EER from additional EER shareholders, who elected to become parties to the Additional SPA (see "Item 7.B. Related Party Transactions – EER Transaction" below for additional information). Since RVB has no business activity as of the date of the transaction, and thus does not meet the definition of a Business under IFRS 3, and since the majority of the shareholders of RVB following the closing of the EER Transaction are former shareholders of EER, the EER Transaction does not meet the definition of a 'Business Combination' under IFRS 3. For accounting purposes, the EER Transaction together with the Additional SPA is treated as a capital transaction of EER. See "— Unaudited Condensed Consolidated Pro Forma Financial Information" below in this shell company report.

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

Critical Accounting Estimates regarding EER's financial statements

The preparation of EER's financial statements, in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. These are management’s best estimates based on experience, various facts, external circumstances, reasonable assumption and historical data.  Actual results could differ from those estimates.

Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of EER's material accounting policies, please read Note 2 to EER's financial statements for the year ended December 31, 2010, starting on page F-1 of this shell company report.

Property, Plant and Equipment

Property, plant and equipment (currently, only the Demo Facility) represent a significant proportion of the asset base of EER. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to EER's financial position and performance.

The useful lives of EER's assets are determined by management at the time the asset is acquired and reviewed at least annually for appropriateness. The useful lives are based on historical experience as well as anticipation of future events, which may impact their life, such as changes in technology.

Intangible Assets

Intangible assets with finite useful lives (acquisition and development costs of know-how to implement new technology for the treatment of solid waste, bio-medical waste and low and intermediate radioactive waste) are carried at cost less accumulated amortization and accumulated impairment losses. The know-how is depreciated over a period of 12.5 years, based on the remaining useful life of the main patent registered thereto as of the date of commencement of depreciation.

Impairment of Long-Lived Assets

EER periodically evaluates the net realizable value of long-lived assets, including other intangible assets and tangible fixed assets, relying on a number of factors, including business plans and projected future cash flows.

Assets that are subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

A.            Results of Operations

On November 19, 2009, after receipt of all required approvals we sold substantially all of our assets and liabilities to Elbit , for a total cash consideration of approximately US$34 million, out of which US$4.8 million were held in escrow, see Note 4 to our Consolidated Financial Statements. As a result of the Elbit Transaction, we recorded, in the 2009 statement of operations, a net gain of US$30.2 million, after deducting attribute transaction costs in the amount of US$ 655 thousand. In addition, transaction related expenses in the amount of US$471 thousand were recorded in the General and administrative expenses.

During 2010, Elbit notified us that the purchased projects were not balanced in the amount of US$970 thousand and we disputed Elbit's claims. At the end of 2010 we reached a final settlement with Elbit according to which, a payment of US$242 thousand will be transferred to Elbit and US$728 thousand will be transferred to us. We've recognized the aforementioned amount of US$728 thousand as other income in 2010, due to the fact that we did not recognize this amount as an asset in the balance sheet of 2009.

As of December 31, 2010 all of the Company’s escrow accounts were released back to the Company.

Our operating cycle until the Elbit Transaction was generally twenty four months. Since the Elbit Transaction and until the EER transaction we did not conduct any operations. Therefore, in accordance with IFRS, the normal operating cycle for the period ended 2010, is twelve months.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009.

On November 19, 2009 we completed the Elbit Transaction.  Accordingly, it should be noted that during the year ending December 31, 2010 we had no operating activity and as such the comparison of our operating results of the year ended December 31, 2010 to the year ended December 31, 2009 is not applicable.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, office, vehicle and rental expenses. General and administrative expenses in fiscal 2010 were US$0.7 million, a decrease of US$3.3 million, or 83%, from US$4 million in fiscal 2009. The decrease in general and administrative expenses was primarily attributed to the sale of business to Elbit.

Operating Loss

As a result of the foregoing and the income from Elbit Transaction, resulting in a net gain of US$0.9 million, we had an operating profit of US$0.2 million in fiscal 2010, compared to an operating profit of US$31.6 million in fiscal 2009.

Financial Expenses, Net.

Financial expenses consist primarily of interest paid on loans, bank charges, losses from foreign exchange erosion of monetary balances and losses from derivatives instruments. Financial income consists primarily of interest earned from short-term deposits and interest on non-current receivables. Financial income, net in fiscal 2010 was approximately US$0.3 million compared to expenses of US$2.2 million in fiscal 2009. The increase in financial income net is attributed to increase in interest on bank deposits due to the Elbit transaction proceeds.

Year Ended December 31, 2009 compared to Year Ended December 31, 2008

Revenues

Revenues in fiscal 2009 were US$37.1 million, an increase of 18% compared to revenues of US$31.6 million in fiscal 2008.  The increase was primarily attributed to the increase of the order backlog in 2008 of US$29 million and to revenues from royalties in fiscal 2009 which contributed US$3.2 million. Revenues from sales of our live and embedded training systems products accounted for 70% and 71% in fiscal 2009 and 2008, respectively. Revenues derived from our virtual and constructive simulator products accounted for 29% and 30% of our revenues in fiscal 2009 and 2008, respectively.  The geographical breakdown of our revenues in fiscal 2009 was as follows: approximately 76% of our revenues were in Asia, 12% in Europe, 11% in Africa and 1% in America.  In fiscal 2008, approximately 89% of our revenues were in Asia, 5% in Europe, 4% in America and 1% in Israel. The fluctuations in the proportion of our revenues attributed to geographic areas are the result of the completion of several contracts, which we had with various countries. Our agreements are multi-year contracts, and we generally recognize revenues on the percentage of completion method, recognizing expenses when incurred.

Gross Profit

Gross profit in fiscal 2009 was approximately US$8.8 million, an increase of US$0.5 million from a gross profit of US$8.3 million in fiscal 2008. The increase in gross profit was primarily due to the increase of the revenues in fiscal 2009. As a percentage of revenues, gross margins decreased slightly from an overall gross margin of 26% in fiscal 2008 to an overall gross margin of 24% in fiscal 2009. Our gross margin is influenced by various factors, such as the type and size of a project, and the portion of projects performed by subcontractors.

Research and Development Costs

Research and development expenditures consist primarily of salaries, subcontractors and other personnel related expenses related to design, development and enhancement of our products and, to a lesser extent, depreciation and other expenditures.  Research and development expenses in fiscal 2009 were US$1.5 million, an increase of US$0.3 million from fiscal 2008. Research and development expenses increased primarily from continuing development of new products and from development of generic infrastructure for future projects.

Selling and Marketing Expenses

Selling and marketing expenditures consist primarily of costs relating to payroll expenses, sales commissions, subcontractors and consultants, travel expenses, demonstrations, exhibitions and participation in trade shows. Selling and marketing expenditures in fiscal 2009 were US$1.9 million, a decrease of US$0.2 million, or 13%, from US$2.1 million in fiscal 2008 attributed to the fact that there was a decrease in marketing activities in fiscal 2009.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs of welfare and administration, finance and general management personnel, professional fees, office, vehicle and rental expenses. General and administrative expenses in fiscal 2009 were US$4 million, an increase of US$1.3 million, or 46%, from US$2.8 million in fiscal 2008. The increase in general and administrative expenses was primarily attributed to an increase in the professional fees due to the sale of business to Elbit.

Operating Profit (Loss)

As a result of the foregoing and the income from Elbit Transaction a net gain of US$30.2 million, we had an operating profit of US$31.6 million in fiscal 2009, compared to an operating profit of US$2.2 million in fiscal 2008. As a percentage of revenues, operating profit increased from an operating profit of 7% in fiscal 2008, to an operating profit of 85% in fiscal 2009.

Financial Expenses, Net

Financial expenses consist primarily of interest paid on loans, bank charges, losses from foreign exchange erosion of monetary balances and losses from derivatives instruments. Financial income consists primarily of interest earned from short-term deposits and interest on non-current receivables. Financial expenses, net in fiscal 2009 were approximately US$2.2 million compared to expenses of US$0.5 million in fiscal 2008. The increase is attributed to increase in interest on short term loans from bank and others.

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

Effective Corporate Tax Rate

Israeli companies are generally subject to corporate tax at a rate of 24% in 2011 (25% in 2010). The Israeli corporate tax rate is scheduled to be gradually reduced to 18% by the year 2016 (23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter).

B.            Liquidity and Capital Resources

Historically we have met our financial requirements primarily through the private sale of equity securities, customer payments and advances and the utilization of bank credit lines.  In addition, we raised capital through equity financings in 2004 and in 2006. In March 3, 2009, we entered into an agreement in principle with Milestones Upgrading Ltd. ("Milestones") for the investment of US$3 million in share capital and the grant of a convertible loan of US$2 million. Pursuant to the execution of this agreement in principle, the investor provided us with a US$1.5 million loan which was considered part of the US$2 million loan amount to be granted under the definitive agreement. Milestones did not consummate the investment and in December 2009 we entered into a settlement agreement with Milestones pursuant to which we repaid the loan including interest in a total amount of US$1.7 million.  For more information on the Milestones settlement see Item 10C. Material Contracts.

On May 28, 2009, we announced that we entered into an agreement with Golan Investments for the investment of US$3.5 million in the Company by means of a debenture, of which US$2 million was provided to the Company on May 31, 2009 and the balance of US$1.5 million was provided on June 21, 2009 (the "Golan Debenture").  In addition to the debenture, Golan Investments received a warrant to purchase three (3) million ordinary shares of the Company at an exercise price of US$0.18 per share, which is exercisable for a period of five (5) years and will terminate in May 2014. The debenture became due twelve (12) months from the issue date in the amount of US$3.85 million, and provided that it may be extended for additional consideration. Immediately following the Elbit Transaction, we repaid the Golan Debenture, within the initial twelve (12) month term, in the amount of US$4.55 million, in accordance with its terms. The warrants granted to Golan Investments for the purchase of three (3) million ordinary shares of the Company remain outstanding as of the date of this report.

Upon consummation of the Elbit Transaction, we fully repaid our short-term debt to banks in the amount of US$1.75 million. The total obligation for credit received from banks and for bank guarantees provided in favor of the Company was transferred to Elbit and we were released from all outstanding guarantees for the period following the Elbit transaction.

As of December 31, 2010, we had cash and bank deposits of approximately US$33.6 million and a positive working capital of approximately US$33.6 million.

Prior to the Elbit Transaction, our operating cash flow was influenced by cash advances from customers’ offset and by cash used in the performance of ongoing projects. Operating activities for the year 2009 and 2008, provided (or used) cash of approximately (US$11.5) million and US$9.6 million, respectively. For fiscal 2009, cash used from changes in assets and liabilities of (US$11.2) million primarily consisted of an increase in trade receivables of (US$10.5) million which were sold to Elbit. For fiscal 2008 cash derived from changes in assets and liabilities of US$7.3 million consisted primarily of an increase in deferred revenues of US$7.9 million and an increase in trade payables of US$2.9 million.

Investing activities for fiscal 2010, 2009 and 2008 provided (or used) cash of approximately (US$5.8) million, US$37 million and (US$5.9) million, respectively. Cash flows used in investing activities in fiscal 2010 consisted primarily of US$4.6 million proceeds from transaction with Elbit and a release of deposit in escrow, US$0.2 million decrease in restricted bank deposits (net of interest received) and US$10.5 million deposits in bank.

Cash flows provided of investing activities in fiscal 2009 consisted primarily of proceeds from the transaction with Elbit of US$28.8 million and a decrease in restricted bank deposits (net of interest received) and deposits in escrow of US$8.6 million. The decrease in restricted bank deposits resulted from the transfer of the entire obligation for credit received from banks and for bank guarantees to Elbit.

Cash flows used in investing activities in fiscal 2008 consisted primarily of the purchase of fixed assets and intangible assets in the amount of US$0.4 million and an increase in restricted bank deposits (net of interest received) of US$5.6 million.

Financing activities for fiscal 2010, 2009 and 2008 provided (or used) cash of approximately of US$0 million, US$0.2 million and (US$0.9) million respectively.

Cash flows used in financing activities in fiscal 2008 consisted primarily of repayment of short-term bank credit and loan in the total amount of US$1 million.

C.            Research and Development, Patents and Licenses

Our policy was to devote a significant portion of our personnel and financial resources to developing new products.  Following the sale of our assets to Elbit in November 2009, we conduct no research and development activities.

Our gross research and development expenditures were US$0 in 2010, US$1.5 million in 2009 and US$1.2 million in 2008.

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

ITEM 6.       Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table lists the name, age and position held by our executive officer and directors, as of August 15, 2011:

Name	Age	Position

Yitzhak Apeloig	52	Director and Chairman of the Board of Directors
Yair Fudim	62	Director and Chief Executive Officer
Jonathan Regev	47	External Director
Alicia Rotbard	62	External Director
Gedaliah Shelef	51	Director

Yitzhak Apeloig is servin as a director of our Company since March 2011. Mr. Apeloig serves as chairman of the board of directors of Leader Holdings & Investments Ltd, Greenstone Industries Ltd., E.E.R. Environmental Energy Resources (Israel) Ltd. and Polar Communications Ltd. Mr. Apeloig has served as a chairman of the board of directors and CEO of Anigad Ltd. since 2005. From 2003 to 2005 Mr. Apeloig served as chairman of the board of directors of Telit Communications PLC and its main subsidiary Dai Telecom SPA, located in Italy. From 2001 to 2003 Mr. Apeloig served as CEO of Polar Infrastructures Ltd. From 1994 to 2001 Mr. Apeloig served as CFO and member of board of management of Polar Investments Ltd. From 1992 to 1994 Mr. Apeloig served as CFO and member of board of management of Magal Security Systems Ltd. Mr. Apeloig has been a member of the board of directors of the following companies, among others: M.G.A.R Computerized Collection Center Ltd., Leader Hanpakot (1993) Ltd, Leader Croatia B.V, Prioricity Ltd., Dip Tech Ltd., Fomat Ltd, Technomatica Ltd. Mr. Apeloig holds a B.A. in Accounting and Economics from the Tel Aviv University.

Yair Fudim is serving as a director of our Company since March 2011. Mr. Fudim has been serving as Chief Executive Officer of Leader Holdings & Investments Ltd. since April 1991 and as Chief Executive Officer of Greenstone Industries Ltd. since February 2010. Mr. Fudim has served as chairman of the board of directors of Leader Capital Markets Ltd., and has been a member of the board of directors of the following companies, among others: Leader Hanpakot (1993) Ltd., Leader Financial Analysis (1999) Ltd., Leader Trust Company Ltd., Leader & Co Investment House Ltd., Leader & Co Finance (2001) Ltd., Leader & Co Capital Ltd., Leader Financial Assets Management (2005) Ltd., Leader & Co Asset Management Ltd., Leader Resources Ltd., Leader Resources Trustees Ltd., Leader Real Estate (2006) Ltd., Polar Communications Ltd., Koonras Technologies Ltd., E.E.R. Environmental Energy Resources (Israel) Ltd., Yariv Assets and Holdings (1980) Ltd., Zimmcor Alubin (1973) Ltd., RonRom Consulting Services Ltd. Mr. Fudim holds a B.A. in Economics and an MBA from the Hebrew University of Jerusalem.

Alicia Rotbard is serving as our external director since July 2008. In 1989 Ms. Rotbard founded DOORS Information Systems, Inc. and she served as its Chief Executive Officer until 2002. Since 1989 she has served as President and Chief Executive Officer of Quality Computers Ltd. and from 1980 to 1985, she served as Deputy General Manager of the Tel-Aviv Stock Exchange, managing its computer department and operations.  Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University of Jerusalem.

Jonathan Regev is serving as our external director since April 2010. Since 2007, Mr. Regev has been serving as Chief Executive Officer of Abnet Communications Ltd.  From 2004 to 2006, Mr. Regev served as the Chief Financial Officer of Oblicore Inc.  From 2000 to October 2004, Mr. Regev worked at Amdocs Management Limited in various positions including as Chief Operating Officer and Chief Financial Officer of Amdocs' CRM Division. From 1998 to 2000, Mr. Regev worked as the Director of Corporate Treasury, Budget Control and Chief Finnacial Officer Deputy of Nilit Ltd. From 1995 to 1997 he worked as the Controller and Director of Corporate Economics of the Strauss Group in Israel and from 1992 to 1995, Mr. Regev worked as Head of Industrial Control and Economic Department of the Manufacturing Division of Tadiran Electrical Appliances Ltd.  Mr. Regev holds an M.A. in Economics from the Technion-Israel Institute of Technology and a Bs. in Physics from the Tel Aviv University.

Gedaliah Shelef is serving as a director of our Company since March 2011. Mr. Shelef has served as executive director of Environmental System Ltd. since 1991. Mr. Shelef has served as a professor emeritus of the Technion-Israel Institute of Technology (the "Technion") since 2004. From 1968 to 1971 Mr. Shelef served as Chief Sanitary Engineer and Head of the Division of Environmental Health of the Ministry of Health, Israel. From 1990 to 1992 Mr. Shelef served as a member of the advisory committee of the U.S. Environmental Protection Agency. From 1981 to 2004 Mr. Shelef served as head of the Environmental Laboratory and Research Group at the Technion. From 1972 to 1992 Mr. Shelef served as a member of the board of director or the board of governors of the following companies and institutes, among others: National Building Research Institute (1988-1990) and Tahal Consulting Engineers Ltd. (1989-1993), Coastal and Marine Engineering Research Institute of the Technion and the Port Authority (1985-1990), Coastal and Marine Engineering Research Institute of the Technion and the Port Authority (1985-1990), Transportation Research Institute of the Technion and the Ministry of Transportation (1985-1990), Technion (1983-1985), International Association of Water Pollution Research (1976-1980), Israel Oceanographic and Limnological Research Company Ltd (1971-1976). Mr. Shelef holds a Ph.D. in Hydraulics and Sanitary Engineering from the University of California, Berkley.

B.            Compensation

Members of our board of directors, other than the previous chairman of our board of directors and our external directors, do not receive cash compensation for their service on the board of directors or any committee of the board of directors. Our external directors received an aggregate of approximately US$35,500 for the year ended December 31, 2010. In addition, the previous chairman of our board of directors who provided chief executive officer services was paid a total of US$164,150 for the year ended December 31, 2010.

In March, 2011, our audit committee and board of directors resolved that, as of the date of Ms. Rotbard election as an external director of the Company, the Company’s external directors (Alicia Rotbard and Jonathan Regev) shall be paid the maximum amount allowed under the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors) 2000, currently, an annual fee of approximately NIS 59 thousands and a participation fee of approximately NIS 3 thousands per meeting.

On March 27, 2011, our  audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000 (the "Regulations"), the compensation terms of Mr. Gedaliahu Shelef as follows: Mr. Gedaliahu Shelef shall be entitled to compensation equal to the "Maximum Amount" under the Companies Regulations (Rules Regarding the Compensation and Expenses of External Directors), 2000 for companies similarly classified based on their shareholding equity and to reimbursement of travel expenses in accordance with these regulations (the "Compensation Terms"). The Company’s audit committee and board of directors determined that the Compensation Terms complies with the terms of Section 1A of the Regulations.

For information regarding options to purchase our ordinary shares, issued to certain officers and members of our board of directors, see "Item 6.D. Share Ownership" below.

C.            Board Practices

Our articles of association provide for a board of directors of not less than two and no more than nine members.  Each director, with the exception of the external directors, is elected to serve until the next annual general meeting of shareholders, and so long as an annual general meeting is not convened, unless their office is vacated prior thereto in accordance with the provisions of our articles of association and the Companies Law.

Our articles of association provide that any director may, by written notice, appoint another person to serve as an alternate director and may cancel such appointment.  According to the Companies Law, a person may not serve as an alternate director for more than one director and a person who is already serving as a director, a person who is not qualified to be appointed as a director, or a person who is already serving as an alternate director for another director may not serve as an alternate director. To our knowledge, no director currently has appointed any other person as a alternate director.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint no less than two external directors.  The Companies Law provides that a person may not be appointed as an external director if the person is a relative of a controlling shareholder or if the person or the person’s relative, partner, employer or anyone to whom that person is subordinate to, whether directly or indirectly, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company, any relative of the company's controlling shareholder or any entity controlled by the company or by its controlling entity; and in the event that the company we will not have a controlling shareholder or a shareholder holding 25% or more of the voting rights in the company - any affiliation to the chairman of the board of directors, to the general manager (chief executive officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•
service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

Without derogating from the above, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he is subordinated, directly or indirectly, or any entity under the person’s control has business or professional relationship with an entity which an affiliation with is prohibited as detailed above, even if such relationship are not ordinarily (excluding negligible relationship). In addition, a person who received compensation other than the compensation permitted by the Israeli Companies Law may not serve as an external director.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling and parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, director or manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interests with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director.  If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or their relatives, are of the same gender, then the external director to be appointed must be of the other gender.  In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

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

The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company, or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

According to the Companies Law, the board of directors of a public company must establish the minimum number of board members that are to have accounting and financial expertise while considering, inter alia, the nature of the company, its size, the scope and complexity of its operations and the number of directors.

Until the lapse of two years from termination of office, a company, its controlling shareholder or a corporation controlled by the controlling shareholder may not grant that former external director, nor his spouse or children, any benefits, either directly or indirectly, including the prohibition to engage one of the persons above to serve as an office holder at the company or at a corporation controlled by the controlling shareholder, nor employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.  The abovementioned prohibition also applies for a relative who is not the former external director's spouse or children - until the lapse of one year period from the date that the external director has ceased to act as an external director.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•
The total number of votes for the appointment of the external directors, excluding abstentions, shall include the votes of at least a majority of the shares represented at the meeting in person or by proxy, which are not held by controlling shareholders of the company nor by shareholders who have a personal interest in the appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder); or

•	The total number of votes against the appointment of the external directors, among the non-controlling shareholders of the company, shall not exceed 2% of the aggregate voting rights in the company.

An external director is entitled to compensation and reimbursement of expenses as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any compensation, directly or indirectly, in connection with services provided as an external director, except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law. We compensate our two external directors in accordance with regulations promulgated under the Companies Law.

The initial term of an external director is three years and may be extended, subject to certain circumstances and conditions, for two additional terms of three years. An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

If the vacancy of an external directorship causes a company to have fewer than two external directors, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has two external directors.

Each committee of a company’s board of directors, which exercises board powers, is required to include at least one external director and the audit committee must include all of the company’s external directors.

At the Company's annual general meeting held on July 10, 2008, we appointed Ms. Alicia Rotbard to serve as external director and on Augusts 22, 2011, our annual general meeting of shareholders re-appointed Ms. Rotbard to serve as external director. In April 2010, pursuant to the decision of an extraordinary meeting of shareholders, we appointed Jonathan Regev as an external director of the Company.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his fiduciary duty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his duty of care, provided, that the company is so permitted under its articles of association.

Office Holder Insurance

Our articles of association provide that, subject to the provisions of the law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her fiduciary duty to us, provided that the office holder acted in good faith and had reasonable basis to beleive that the act would not harm us; or

•	a monetary obligation imposed on him or her in favor of another person.

Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

Indemnification of Office Holders

Our articles of association provide that we may indemnify an office holder against:

•
a monetary obligation imposed on him or her or incurred by him or her in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement or an arbitrator’s award concerning an act performed in his or her capacity as an office holder;

•
Reasonable legal fees, including attorney’s fees, incurred by the office holder in consequence of an investigation or proceeding filed against him by an authority that is authorized to conduct such investigation or proceeding, provided that such investigation or proceeding (i) concludes without the filing of an indictment against the office holder or (ii) concluded with the imposition of a monetary payment on the office holder in lieu of criminal proceedings, but the criminal offense in question  does not require the proof of criminal intent, all within the meaning of the Law or in connection with a financial sanction;

•
reasonable litigation costs, including attorneys’ fees, incurred by the office holder or charged to him or her by a court, in proceedings we institute against him or her or instituted on our behalf or by another person, or in a criminal charge from which he or she was acquitted, or a criminal charge in which he or she was convicted for a criminal offense that does not require proof of intent, in each case relating to an act performed in his or her capacity as an office holder; and

•
Any other obligation or expense in respect of which it is permitted or will be permitted under the statutes to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

In addition, our articles of association provide that we may give an advance undertaking to indemnify and may retroactively indemnify an office holder therein with respect to certain matters as detailed in the articles of association.

Limitations on Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his or her fiduciary duty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Audit Committee and our Board of Directors and, in specified circumstances, by our shareholders.

We have obtained liability insurance for our directors and officer.

Audit Committee

Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the company’s external directors. The audit committee may not include the chairman of the board, any director employed by the company or providing services to the company on an ongoing basis (other than as a member of the board of directors), a controlling shareholder or any of a controlling shareholder’s relatives. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act.

Under a recent amendment to the Israeli Companies Law's provisions regarding the audit committee, which will become effective mid-September 2011, the majority of the members of the audit committee will be required to be "independent" (as defined below) and the chairman of the audit committee will be required to be an external director. In addition, under the amendment the following will be disqualified from serving as members of the audit committee: the chairman of the board, the controlling shareholder and his relatives, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder. Whoever is disqualified from serving as member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee determined that such person is required to be present at the meeting or if such person applies one of the exemptions in the Israeli Companies Law.

The term "Independent Director" is defined as an external director or a director who meets the following conditions and who is appointed or classified as such according to the Companies Law: (1) The qualifying conditions for appointed as an external director (as set forth above)  are satisfied and the audit committee approved it; (2) He does not serve as a director at the company for over nine consecutive years, and for that matter any interruption of up to two years in his service will not stop the continuity of his service.

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

Under a recent amendment to the Israeli Companies Law's provisions regarding the audit committee, which will become effective mid-September 2011, additional functions to be performed by the audit committee include, among other things, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" for purposes of the requisite approval procedures; to assess the scope of work and compensation of the company's independent accountant; and to assess the company's internal audit system and the performance of its internal auditor.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee.  The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure.  Under the Companies Law, the internal auditor may not be an interested party or an office holder or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same.

An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company.

Employee Share Option Plans

On June 27, 2010, our board of directors approved to offer to all our former employees and service providers with outstanding options (which were working in our company until the Elbit transaction was consummated and who have agreed to sign a new contract with Elbit), to repurchase their options at a purchase price equal to US$0.23 minus the options exercise price.

In July 2010 we provided to our former employees and service providers an offer to purchase their outstanding options and in September 2010, we repurchased 2,186,000 options for a total consideration of US$107,490.

On June 29, 2011, our board of directors approved our 2011 share options plan (the "2011 Plan"). Under the 2011 Plan, we may grant to any of our and our affiliates' (i.e. present or future company that either controls or is controlled by RVB) employees, officers and directors options to purchase our ordinary shares. The total number of the shares reserved for issuance under the 2011 Plan was set up to be 5% of the issued and outstanding share capital of RVB as of January 1 each year. The options under the 2011 Plan shall become vested and exercisable, in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that all options shall become vested and exercisable by the third anniversary of the date of grant (the "Vesting Schedule"). As of the date of this shell company report, no options were issued under the 2011 Plan.

For information regarding options to purchase the our ordinary shares, issued to certain officers and members of our board of directors, see "Item 6.D. Share Ownership" below

Employees

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

Since February 10, 2011 until August 31, 2011, we did not have any employees, except Mr. Yair Fudim, who has been our chief executive officer since March 2011. Until March 2011, Mr. Aviv Tzidon served as our Chief Executive Officer on a consulting basis. EER, our only subsidiary, employs 15 employees in Israel.

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

We have engaged a third party outsourcing financial services firm to assist us with the preparation of our annual report, our financial statements and with maintaining  certain internal control and adequate  documentation for our internal controls over financial reporting under the supervision of our Chief Executive Office.

D.            Share Ownership

On August 22, 2011, our shareholders approved (following the approval of our audit committee and board of directors), among others: (i) the grant to each of our directors, Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per (adjusted for future dividend). The options are granted under the 2011 Plan; and (ii) the grant to Yair Fudim, of options to purchase RVB shares representing, on a fully diluted basis (as defined in the Management Agreement, i.e. assuming exercise of the Put Option by Mazal and excluding: (i) options granted to directors, officers and employees of RVB or its affiliates or EER, after the execution of the Services Agreement; (ii) options granted to Greenstone pursuant to the Management Agreement; and (iii) options granted pursuant to the Services Agreement ("Fully Diluted Basis")), approximately 0.3% of RVB's issued and outstanding share capital as of the date of the grant, with an exercise price of US$ 0.2145 per share (adjusted for future dividend). The options shall become vested and exercisable, in accordance with the Vesting Schedule. The options described in this paragraph will be granted following the closing of the Additional SPA, which is expected during September or October 2011. Other than as described above, none of our directors and officers beneficially own more than 1% of our outstanding equity securities.

Item 7.        Major Shareholders and Related Party EER Transactions

A.            Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of September 1, 2011 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owne(1)		Percentage of Outstanding Ordinary Shares(2)

Greenstone Industries Ltd.(3) 21 Ha'arba'ah St. Tel Aviv, 64739, Israel	130,905,848		76.07%

Polar Communications Ltd. Platinum House 21 Ha’arbah St. Tel Aviv, 64739, Israel	6,252,207	(4)	5.3%

Bank Leumi Le Israel Ltd 34 Yehuda Halevi St. Tel- Aviv, Israel	6,111,111		5.19%

(1)	Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of August 31, 2011.

(2)
Based on 118,900,535 RVB shares outstanding as of August 31, 2011, not taking into account 1,040,000 dormant shares held by RVB and 20,054,893 RVB shares to be issued to Accord in connection with the closing of the EER Transaction.

(3)
The information is based on Amendment no. 5 to Schedule 13 filed by Greenstone, dated September 1, 2011 (the "Amended Schedule 13D"). The total number of RVB shares beneficially owned by Greenstone (i.e. 130,905,848), consists of (i) 76,680,848 RVB shares held by Greenstone; (ii) 1,800,000 RVB shares issuable under an option held by Greenstone; and (iii) 52,425,000 RVB shares beneficially owned by Mazal, which Greenstone may be deemed to beneficially own by virtue of the Voting Agreement (even though according to the Amended Schedule 13D, Greenstone disclaims beneficial ownership over shares beneficially owned by Mazal). Greenstone has sole dispositive power solely with respect to items (i) and (ii) above (i.e. over 78,480,48 RVB shares).

(4)
Polar Communications Ltd. is controlled by Leader, our controlling shareholder. The figures in this row include 3,181,807 RVB shares held by Koonras Technologies Ltd., a wholly-owned subsidiary of Polar Communications Ltd.

As of September 1, 2011, there were a total of 3 registered holders of our ordinary shares with addresses in the United States. Such United States holders were, as of such date, the registered holders of 223,375 ordinary shares representing approximately 0.19% of our outstanding share capital. The number of registered holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by a U.S. nominee company, CEDE & Co., which held approximately 16.9% of our outstanding ordinary shares as of said date).

B.            Related Party Transactions

Agreement with Aviv Tzidon

On January 4, 2010, our shareholders meeting approved the payment to Aviv Tzidon, of a one time bonus of NIS 1,000,000 in his instrumental role in bringing the Elbit Transaction to a successful completion. We have recorded the bonus as an expense in the 2009 financial statements. In addition, our shareholders approved in the same meeting, the appointment of Aviv Tzidon as our chief executive officer in consideration for a gross monthly fee of NIS 50,000.. Aviv Tzidon's engagement with the Company was terminated in March 2011, and he is no longer serving as our chief executive officer.

Agreement with Consult Wise Pte Ltd.

On January 1, 2007, we entered into an agreement with Consult Wise Pte Ltd., a Singaporean company. Mr. Maayan Tzidon (Aviv Tzidon's brother) held at such time 50% of the issued and outstanding shares of Consult Wise. Pursuant to this agreement, we agreed to pay Consult Wise US$3,500 per month for the provision of marketing services and US$3,500 per month to support our operations in Singapore. Consult Wise may receive commissions on purchase orders issued by customers introduced to us pursuant to its marketing services. On April 19, 2009 this agreement was renewed for an additional two year period, retroactively from January 1, 2009 until December 31, 2010.  This agreement was terminated in November 2009, following the Elbit Transaction.

Agreement with Eyepoint Ltd.

On March 1, 2004, the Company entered into a consulting agreement with Eyepoint Ltd., an Israeli company, which, at that time, was wholly owned by Mr. Dekel Tzidon, Mr. Aviv Tzidon's brother. Pursuant to this consulting agreement, Mr. Dekel Tzidon served as our Vice President of Research & Development and Chief Technological Officer. In July 2008, Mr. Dekel Tzidon resigned as our Vice President of Research & Development and Chief Technological Officer but continued to work for us on a part-time basis.. Moreover, since November 2009 Mr. Dekel Tzidon has been provided consulting services to the Company, on a limited basis, pursuant to a consulting agreement between the Company and Eyepoint Ltd. which expired on June 30, 2010. In addition, on January 4, 2010, our shareholders meeting approved a bonus payment of US$76,500 to Mr. Dekel Tzidon for his efforts and contribution in bringing the Elbit Transaction to a close. We have recorded the bonus as an expense in 2009 financial statements. Such bonus payment was previously approved by our Audit Committee and Board of Directors in their respective meetings held November 19, 2009.

The EER Transaction

On August 22, 2011, our shareholders approved the EER Transaction (following an approval by our audit committee and board of directors), together with the Additional SPA. At that meeting, our shareholders also approved the grant to Mr. Yair Fudim, of options to purchase ordinary shares of the Company representing, on a Fully Diluted Basis, approximately 0.3% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share (adjusted for future dividend), which shall become vested and exercisable in accordance with the Vesting Schedule. These options will be granted following the closing of the Additional SPA, which is expected during September or October 2011.

On August 31, 2011 (the "Closing Date"), we completed the EER Transaction and purchased a total of 7,996,210 EER shares from Greenstone, our controlling shareholder, and Accord. The closing of the Additional SPA is expected during September or October 2011, at which time we are expected to issue a total of 96,100,358 RVB shares, in exchange for the EER shares of those additional EER shareholders who elected to become parties to the Additional SPA.

Below is description of the EER Transaction, including a summary of the terms and conditions of the EER Share Purchase Agreement, the Option Agreement, the Voting Agreement and the Services Agreement, and the actions that took place at the Closing Date in connection therewith:

(i)
At the Closing Date, pursuant to the EER Share Purchase Agreement, we acquired all of EER's shares held by Greenstone (6,274,760 ordinary shares of EER), for a total cash consideration of US$15,686,900. In addition, we acquired all of EER’s share capital held by Accord (1,721,450 ordinary shares of EER), in exchange for 20,054,893 RVB shares (each EER share was exchanged for 11.65 ordinary RVB shares);

(ii)
The EER Share Purchase Agreement sets forth, among others, that prior to the Closing Date, we will cause Bank Leumi L’Israel Ltd., to release Greenstone, Accord and S.R. Accord Technologies Ltd., from all their obligations according to guarantees provided by them to the bank, with regard to the EER’s debt of US$714,000 (principal) as of July 3, 2011. As of the date of this shell company report, this has not been completed yet;

(iii)
In addition, pursuant to the EER Share Purchase Agreement, we were provided with the opportunity, until the lapse of 24 months following the Closing Date, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$8,000,000 by purchasing EER ordinary shares at a price per share of US$2.5;

(iv)
Pursuant to the Option Agreement, we granted Mazal an option to sell to RVB or to whom RVB may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange of RVB shares at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the "Put Option"), and Mazal granted us the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganization events on or prior to December 31, 2016 (the "Call Option");

(v)
Pursuant to the Voting Agreement, Greenstone and Mazal agreed to coordinate the voting of RVB shares held by such parties, including with respect to the appointment of directors to the board of directors of RVB;

(vi)
Pursuant to the Shareholders Agreement, Mazal undertook to vote its EER shares in the same manner as then voted on such matter by RVB and/or as instructed by RVB in its sole discretion. The Shareholders Agreement also contains certain provisions concerning rights of first refusal, pursuant to which, if Mazal proposes transfer in any way any of the Mazal EER shares, to one or more third parties except to a permitted transferee, then RVB shall have a right of first refusal with respect to such transfer;

(vii)
Pursuant to the Management Agreement, Greenstone will provide RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, options to purchase ordinary shares of the Company representing, on a Fully Diluted Basis, approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share (adjusted for future dividend), which shall become vested and exercisable in accordance with the Vesting Schedule. The options described in this paragraph will be granted following the closing of the Additional SPA, which is expected during September or October 2011; and

(viii)
Pursuant to the Services Agreement, Stern Holding will provide business development services to RVB, for a total monetary consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, according the Services Agreement, Stern Holding shall options to purchase ordinary shares of the Company representing, on a Fully Diluted Basis, approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share (adjusted for future dividend), which shall become vested and exercisable in accordance with the Vesting Schedule. The options described in this paragraph will be granted following the closing of the Additional SPA, which is expected during September or October 2011.

Following the completion of the EER Transaction, we have become the controlling shareholder of EER.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.       Financial Information

A.            Consolidated Statements and Other Financial Information

The Financial Statements required by this item are found at the end of this shell company report, beginning on page F-1.

Legal Proceedings

HarTech  Settlement Agreement

In May 2009, we initiated legal action in Tel Aviv District Court against HarTech Systems Limited ("HarTech"), HarTech Technologies Limited, Mr. Ofer Har, and three employees of the HarTech companies (the "Defendants") for infringement of our intellectual property rights relating to our simulation and live training software. Our action sought to enjoin the Defendants from further breach of our intellectual property rights.  Our initial claim requested damages for infringement in the amount of approximately US$2.5 million (NIS 10 million) as well as additional costs and injunctive relief.

In June 2009, we requested that the court require the Defendants to deposit the source code of the disputed intellectual property in escrow.  The source code was deposited in escrow in exchange for a bank guarantee of approximately US$13,000 (NIS 50,000).

In August 2009, HarTech filed a counterclaim seeking recovery for non-payment of fees due under a consulting agreement between the Company and HarTech in the amount of approximately US$241,000  (NIS 907,000) as well as damages to the Defendant's reputation, stemming from our lawsuit, in the amount of approximately US$660,000 (NIS 2,500,000 ).

In January 2011, we entered into a settlement agreement with HarTech and the Defendants whereby the parties settled all claims against one another, and pursuant to which, HarTech will pay us an aggregate amount of US$180,000 in two equal installments, the first have been paid on June 1, 2011 and the second installment to be paid no later than June 1, 2012.

Significant Changes

There have been no material changes in our financial position since December 31, 2010 except as otherwise disclosed in this shell company report.

Dividend Policy

We have no dividend policy. On June 29, 2011, we declared a cash dividend (the "Dividend"), in the amount of US$0.0848 per ordinary share of RVB, which was to be paid to our shareholders as of record as of the close of business on August 30, 2011, contingent upon and subject to the closing of the EER Share Purchase Agreement. The closing of the EER Transaction, on August 31, 2011, satisfied the condition precedent for the payment of the Dividend. The payment of the Dividend is expected on or about September 12, 2011.

ITEM 9.       The Offer and Listing

A. Offer and Listing Details

Our Ordinary Shares are listed and traded on the Over the Counter Bulletin Board under the symbol RVBHF.OB.

The following table sets forth, for the periods indicated, the range of high and low sales prices of our Ordinary Shares:

	High	Low

2006
Year ending December 31, 2006	US$ 0.28	US$ 0.15

2007
Year ending December 31, 2007	US$ 0.24	US$ 0.14

2008
Year ending December 31, 2008	US$ 0.20	US$ 0.11

2009
Year ending December 31, 2009	US$ 0.26	US$ 0.05

2010
Year ending December 31, 2010	US$ 0.18	US$ 0.05

2009
First Quarter	US$ 0.15	US$ 0.09
Second Quarter	US$ 0.20	US$ 0.12
Third Quarter	US$ 0.23	US$ 0.18
Fourth Quarter	US$ 0.19	US$ 0.11

2010
First Quarter	US$ 0.17	US$ 0.08
Second Quarter	US$ 0.18	US$ 0.12
Third Quarter	US$ 0.16	US$ 0.09
Fourth Quarter	US$ 0.15	US$ 0.05

2011
First Quarter	US$ 0.17	US$ 0.12
Second Quarter	US$ 0.17	US$ 0.15
Third Quarter	US$ 0.17	US$ 0.15

Most Recent Six Months
August 2011	US$ 0.17	US$ 0.12
July 2011	US$ 0.19	US$ 0.09
June 2011	US$ 0.15	US$ 0.15
May 2011	US$ 0.16	US$ 0.16
April 2011	US$ 0.17	US$ 0.16
March 2011	US$ 0.17	US$ 0.13
February 2011	US$ 0.15	US$ 0.12

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

B.            Memorandum and Articles of Association

Objects and Purposes

We are a public company registered under the Israeli Companies Law as R.V.B. Holdings Ltd, registration number 52-004362-1. We adopted new Articles of Association on August 22, 2011.  Pursuant to Article 4.2 of our Articles of Association, our objective is any purpose stated in the Company's memorandum of association and to engage in any lawful activity.

Transactions Requiring Special Approval

An “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and a directort or any manager who is directly subject to the general manager.

The Companies Law imposes a duty of care and a fiduciary duty on all office holders of a company.  The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given act or action to be approved or performed by the officer holder by virtue of his or her position; and

•	all other important information pertaining to such an act or action.

The fiduciary duty requires an office holder to act in good faith for the interests of the company and includes a duty to:

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

Under the Companies Law,  A “personal interest” is defined as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person and/or such person’s relative is a director or general manager, a 5% shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes a personal interest of a person who votes according to a proxy of another person, even if the other person has no personal interest, and a personal interest of a person who gave a proxy to another person to vote on his behalf – all whether the discretion how to vote lies with the person voting or not.

Under the Companies Law, an extraordinary transaction is a transaction:

•	not in the ordinary course of business;

•	not on market terms; or

•	likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the company’s articles of association provide otherwise.  A transaction that is adverse to the company’s interest may not be approved.  If the transaction is (i) an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, or (ii) an engagement by the company with an office holder who is not a director regarding his or her service and employment conditions, including an undertaking to indemnify, exculpate or insure such office holder, then it also must be approved by the audit committee, before the board approval. In the event that an amendment is made to an existing engagement with an office holder, such amendment does not require board approval to the extent that it is immaterial to the existing engagement. Arrangements with a director regarding such director’s service and employment condition, including exculpation, indemnification or insurance, and an arrangement with a director regarding compensation for non-directorial duties in the company, require the approval of each of the audit committee, the board of directors and the shareholders, in that order.

A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors has a personal interest in a transaction, such transaction requires approval of the shareholders of the Company.

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company.  A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company.  “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.  For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of the audit committee, the board of directors and the shareholders of the company.  The shareholder approval must satisfy either of the following criteria:

•
the votes for the approval includes the votes of a majority of the total votes of shareholders who are present and voting at the meeting and who have no personal interest in the transaction (the votes of abstaining shareholders shall not be included in the number of the said total votes); or

•
the total number of votes against the approval, among the shareholders who are present at the meeting and who have no personal interest in the transaction shall not exceed 2% of the aggregate voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years, unless, with respect to transactions not involving the receipt of services or compensation, the audit committee approves a determination that a longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

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

Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors shall be comprised of annual compensation and a per meeting payment ranging as stated in the regulations.  These amounts are adjusted twice a year in accordance with the Israeli consumer price index. With regard to a company, which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is NIS 115,400 per annum and NIS 3,470 per meeting. The approval of the shareholders of the Company is required for such compensation, unless it is between the maximum and fixed amounts set forth in these regulations. Alternatively, the compensation of external directors may be linked to the compensation of other directors subject to certain restrictions. Additionally, external directors may be entitled to compensation in stock (including by way of granting options to purchase the Company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable shall not fall below the lowest amount granted to any other director and shall not exceed the average amount of stock granted to all other directors. In 2008, these regulations were amended to allow an increased compensation to external directors who are considered “expert external directors” under these regulations.

Directors’ Borrowing Powers

Our Board of Directors may from time to time, in its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company. Such borrowing powers may be exercised by a majority of the board in accordance with our Articles of Association.

Rights attached to our Shares

Dividend Rights. Our Board of Directors may decide on a distribution, subject to the provisions set forth under the Companies Law and our articles of association.  Under the Companies Law, dividends may be paid out of net earnings, as calculated under that law, for the two years preceding the distribution of the dividend and retained earnings, provided that there is no reasonable concern that the dividend will prevent the company from satisfying its existing and foreseeable obligations as they become due.

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

Shareholders’ Meetings and Resolutions

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules.  A meeting adjourned for lack of a quorum generally is adjourned to one day thereafter at the same time and place or any other day, time and place as the board may designate. At such reconvened meeting the required quorum consists of any number shareholders present in person or by proxy.

Under the Companies Law and our articles of association, all resolutions of our shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter.

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards us and other shareholders, and to refrain from abusing its power in the company, such as in voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of our authorized share capital;

•	a merger; or

•	approval of certain actions and transactions that require shareholder approval.

In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

The remedies generally available upon a breach of contract will also apply to a breach of the shareholder duties mentioned above, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or any other power with respect to a company, is under a duty to act with fairness towards the company.  The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Our annual general meetings are held once in every calendar year at such time (within a period of not more than fifteen months after the last preceding annual general meeting) and at such place as determined by our board.  All general meetings other than annual general meetings are called special meetings.  Our board may, whenever it thinks fit, convene a special meeting at such time and place as it determines, and shall be obligated to do so upon a requisition in writing in accordance with the Companies Law.

Limitation on Owning Securities

The ownership of our Ordinary Shares by nonresidents of Israel is not restricted in any way by our memorandum of association and articles of association or the laws of the State of Israel, except for citizens of countries, which are in a state of war with Israel, who may not be recognized as owners of our Ordinary Shares.

Acquisitions under Israeli Law

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders, by a majority of each party’s shares that are voted on the proposed merger at a shareholders’ meeting.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies.  If the board of directors has determined that such a concern exists, it may not approve a proposed merger.  Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control of the other party to the merger or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law.  Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may determine in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

The description above regarding a full tender offer shall also apply, with necessary changes, when a full tender offer is accepted and the offeror has also offered to acquire all of the company’s securities.

Special tender offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company.  This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.

Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer; in counting the votes of offerees, the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company.  However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them shall refrain from making a subsequent tender offer for the purchase of shares of the target company and may not execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

C.            Material Contracts

Elbit Transaction

On July 19, 2009, we entered into an Asset Purchase Agreement with Elbit Systems Ltd., whereby Elbit acquired substantially all of our assets and business for a cash consideration of approximately US$34 million and to assume substantially all of our business related liabilities.  The purchase price of US$34 million was based on the assumption that the purchased projects were balanced, or consistent with the presented stage of execution.

The shares of our Singapore based wholly-owned subsidiary, BVR S Pacific PTE were included in the assets bought by Elbit.

An amount of US$1,500,000 was placed in escrow for a period of 120 days following the November 19, 2009 closing date of the Elbit Transaction (the "Closing Date"), at which time the parties would determine the actual adjustment amount, if any, of up to the US$1.5 million  held in escrow. In March 2010, the Company received a letter from Elbit which claimed that, according to the terms of the escrow agreement and the Asset Purchase Agreement, Elbit was entitled to a purchase price adjustment of nine hundred seventy thousand five hundred forty U.S. Dollars (US$970,540) from the money held in escrow.  We disputed Elbit's claim and on November 21, 2010, entered into an agreement with Elbit pursuant to which we paid Elbit US$242,635 as full and final settlement of adjustment of the projects.  The balance of the escrow amount was released to us.

The Asset Purchase Agreement included representations and warranties made by us for the benefit of Elbit, with respect to our structure and various aspects of our business. These representations and warranties generally survived for a period of eighteen (18) months from the November 19, 2009 closing date of the Elbit Transaction.  As a guarantee for such representations and warranties we issued a pledge in favor of Elbit in an amount of US$1,500,000, pursuant to a pledge agreement entered into between us and Elbit, executed as of the Closing Date. On November 21, 2010 we entered into an amendment to the Asset Purchase Agreement such that the survival period of the representations of the warranties was amended until November 21, 2010, and the pledge agreement was cancelled and the US$1,500,000 pledge to the benefit of Elbit was released.

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

Agreement with Milestones Upgrading Ltd.

On March 3, 2009, we entered into an agreement in principle with Milestones Upgrading & Industries Company Ltd., or Milestones Upgrading Ltd., for the investment of US$3 million in our share capital at a price per share of US$0.156, and the grant of a convertible loan in the amount of US$2 million (the "Agreement in Principal"). Pursuant to the Agreement in Principle which was executed in March 2009, Milestones Upgrading Ltd. provided us with a loan in the amount of US$1.5 million, as part of the US$2 million loan to be granted under the definitive agreements. In May 2009, Milestones Upgrading Ltd. informed the Company that it had encountered technical difficulties that may prevent it from actualizing its investment in the Company. As such, Milestones Upgrading Ltd. requested an extension of the negotiation period, as detailed in the Agreement in Principle, in order to ascertain if they would be able to resolve their difficulties.  In a letter sent to Milestones Upgrading Ltd., in May 2009, we advised Milestones Upgrading Ltd. that as Milestones Upgrading Ltd. completed its due diligence review without any comments to us, and as the parties reached a form of definitive agreement acceptable to both parties, we were of the position that a binding agreement was entered into between the parties. Milestones responded to the letter in May 2009 disclaiming our claims.

On May 4, 2009, we filed a motion for a declaratory judgment against Milestones Upgrading Ltd. declaring that: (i) the Agreement in Principal is binding upon Milestones Upgrading Ltd.; (ii) Milestones Upgrading Ltd. is in breach of the Agreement in Principal; and (iii) the US$1.5 million loan issued by Milestones Upgrading Ltd. to us is part of the convertible loan which was to be provided under the decisive agreement.

In December 2009, we entered into a settlement agreement with Milestones Upgrading Ltd. pursuant to which we repaid the loan, including interest, in the amount of US$1,687,000.

Agreement with Yuval Golan Investments Ltd and Michael Golan Securities Holdings Ltd.

On May 28, 2009, we entered into an agreement with Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd., or collectively Golan Investments, whereby the Company issued a US$3.5 million debenture to Golan Investments (the "Golan Agreement").  Pursuant to the terms of the Golan Agreement, Golan Investments provided US$2 million to the Company on May 31, 2009, and US$1.5 million  on June 21, 2009.  In addition to the debenture, Golan Investments received a warrant to purchase three (3) million ordinary shares of the Company at an exercise price of US$0.18, which was exercisable for a period of five (5) years.  The debenture became due twelve (12) months from the issue date in the amount of US$3.85 million. The Golan Agreement provided that, in the event that a merger or acquisition of the Company occurred within twelve (12) months of the Effective Date of the Golan Agreement, the debenture became due, in the amount of US$4.55 million.  The Golan Agreement further provided that if the Company did not repay the debenture within twelve (12) months from the date of issue, then (a) as of the commencement of the second year of the term of the debenture, the debenture will bear a return rate of 15% per annum; (b) upon a merger or acquisition transaction of the Company during the second year of the term of the debenture, the Company will  repay to Golan Investments an amount of US$5,600,000;  and (c) the Company will issue to Golan Investments additional warrants to purchase 6,000,000 Ordinary Shares, at an exercise price per share of US$0.18, exercisable for a period of four years commencing as of the date of entitlement.

The debenture was repaid within the initial twelve (12) months term in the amount of US$4.55 million, in November 2009.

For a summary of our other material contracts, including the EER Transaction, see:  “Item 7 – Major Shareholders and Related Party EER Transactions – B. Related Party EER Transactions.”

D.            Exchange Controls

Under current Israeli regulations, we may pay dividends or other distributions in respect of our Ordinary Shares either in non-Israeli or Israeli currencies.  If we make these payments in Israeli currency, they will be freely converted into non-Israeli currencies at the rate of exchange prevailing at the time of conversion.  Because exchange rates between the NIS and the dollar continuously fluctuate, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date we pay them in NIS.  See “— Item 3. Key Information— D. Risk Factors.”

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at a rate of 24% in 2011 (25% in 2010). The Israeli corporate tax rate is scheduled to be gradually reduced to 18% by the year 2016 (23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter).

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the "Inflationary Adjustments Law", was designed to deal with taxation issues caused by rapid inflation. Under the Inflationary Adjustments Law, taxable results of Israeli companies up to and including the year 2007 were measured on a real basis, taking into account the rate of change in the Israeli Consumer Price Index.

On February 26, 2008 the Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (the "Amendment") was approved by the Israeli Parliament. According to the Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, subject to certain transitional provisions which their objectives are to prevent distortion of the taxation calculations.

Capital Gains Tax on Sales of Our Ordinary Shares

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non- Israel resident, if those assets are either: (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset.

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (24% in 2011). The Real Capital Gain accrued by individuals on the sale of an asset purchased on or after January 1, 2003 is taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e.,  a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including,  among others, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period)), such gain will be taxed at the rate of 25%. The Real Capital Gain accrued on the sale of an asset purchased prior to January 1, 2003 will be subject to tax on a time based apportionment. The marginal tax rate for individuals (up to 45% in 2011) will be applied to the portion of the gain attributable to the holding period commencing at the acquisition date and terminating on January 1, 2003 The rates applicable to assets purchased after January 1, 2003 (generally, 20%/25%) shall be applied to the remainder of the gain realized.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011 and a marginal tax rate of up to 45% for an individual in 2011).

Notwithstanding the foregoing, capital gains generated from the sale of securities by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxes provided that all the following terms and conditions are satisfied: (i) the securities were purchased upon or after the registration of the securities on a stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009); (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributable; and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (the “ Israel-U.S. Double Tax Treaty ”) exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

Either the purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which the payment to the seller is made is obligated, subject to the above-referenced exemptions, to withhold tax on the Real Capital Gains resulting from a sale of securities at the rate of 24% for a corporation and at the rate of 20% for individual.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and June 30 of each tax year for sales of securities traded on a stock exchange made in the 6 months period prior to each of the aforementioned filing dates. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, the  return does not need to be filed and an advance payment does not need to be made. Capital gains are also reportable on an annual income tax return.

Taxation of Dividends

A distribution of dividend from income derived during any period for which the Israeli company is not entitled to reduced tax rates applicable to an Approved Enterprise/Benefited Enterprise/Privileged Enterprise under the Law for the Encouragement of Capital Investments-1959, to an Israeli resident individual, will generally be subject to tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from tax in Israel provided that the income from which such dividend was distributed was derived or accrued within Israel.

The aforementioned rates may be reduced by an applicable double tax treaty. Thus, under the Israel – U.S. Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an Approved Enterprise (see above) – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income has been derived through a permanent establishment of the U.S. resident in Israel.

An Israeli resident company whose shares are listed on a stock exchange is obligated to withhold tax, upon the distribution of a dividend attributable to an Approved/Benefited Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporation – 15%, (ii) Israeli resident individual – 15%, and (iii) non-Israeli resident – 15%, unless a reduced tax rate is applicable under a double tax treaty.  If the dividend is distributed from income, which is not attributable to the Approved/Benefited Enterprise, the following withholding tax rates will apply: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident – 20%, unless a reduced tax rate is applicable under a double tax treaty.

United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to a “U.S. Holder” (as defined below) of the acquisition, ownership, and disposition of our ordinary shares. This discussion assumes that you hold your ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This discussion does not purport to be a complete analysis of all of the potential United States federal income tax consequences that are relevant to a particular U.S. Holder’s acquisition, ownership, or disposition of our ordinary shares in light of such holder’s particular circumstances, nor does it address the United States federal income tax consequences to holders subject to special tax rules, including without limitation: banks and financial institutions; brokers; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt entities; insurance companies; persons liable for alternative minimum tax; persons that actually or constructively own or have owned 10% or more of our voting shares; persons that hold ordinary shares as part of a straddle or a hedge, constructive sale, synthetic security, conversion, or other integrated transaction; partnerships and other pass-through entities (and persons holding their ordinary shares through a partnership or other pass-through entity); U.S. Holders whose functional currency is not the U.S. dollar; expatriates and former long-term residents of the United States; and persons that are not U.S. Holders. In addition, this discussion does not address the tax consequences arising under the tax laws of any state, local, or non-United States jurisdiction or under United States federal tax laws other than United States federal income tax laws.

If any entity that is classified as a partnership for United States federal income tax purposes holds ordinary shares, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. An entity that is classified as a partnership for United States federal income tax purposes and persons holding ordinary shares through such a partnership are urged to consult their own tax advisors regarding the United States federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares.

No legal opinion from U.S. legal counsel or ruling from the U.S. Internal Revenue Service, or IRS, has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares. This discussion is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this discussion.

This discussion is based on the Code, the Treasury regulations thereunder, or the Treasury Regulations, administrative pronouncements and interpretations, and judicial decisions, all as currently in effect as of the date hereof. These authorities are subject to change, repeal, or revocation, possibly on a retroactive basis, which could result in United States federal income tax consequences that differ from those discussed below.

For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of ordinary shares and you are for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust (a) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Each prospective investor is urged to consult its own tax advisors regarding the tax consequences of the acquisition, ownership, and disposition of ordinary shares under United States federal, state, local, non-United States, and other tax laws.

Taxation of Distributions on Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any actual or deemed distribution by us (including any Israeli taxes withheld therefrom) with respect to your ordinary shares will be included in your gross income as a dividend to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. A distribution in excess of our current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares. Thereafter, to the extent that such distribution exceeds your adjusted tax basis in our ordinary shares, the distribution will be treated as gain from the sale or exchange of such ordinary shares. We do not intend to determine our earnings and profits on the basis of United States federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend for United States federal income tax reporting purposes. Dividends will not be eligible for the dividends received deduction allowable to United States corporations in respect of dividends received from other United States corporations.

If you are a non-corporate U.S. Holder, including an individual, dividends you receive in taxable years beginning before January 1, 2013, will be subject to United States federal income tax at the rates applicable to capital gains, provided that (i) we are a “qualified foreign corporation” and (ii) holding period and other requirements are satisfied. A qualified foreign corporation includes a non-United States corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program and that the United States Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The United States Treasury Department has determined that the income tax treaty between Israel and the United States (the “Treaty”) is satisfactory for purposes of the qualified dividend provisions of the Code. In addition, a foreign corporation not otherwise treated as a qualified foreign corporation shall be so treated with regard to any dividend paid by such corporation if the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States. A qualified foreign corporation does not include a non-United States corporation that is a PFIC for the taxable year in which a dividend is paid or that was a PFIC for the preceding taxable year. Accordingly, dividends on our ordinary shares will be eligible for these lower rates of taxation, provided that: (i) we are not a PFIC for the taxable year the dividend is paid or for the preceding taxable year, (ii) we are eligible for the benefits of the Treaty or our ordinary shares are readily tradable on an established securities market in the United States, and (iii) you satisfy holding period and other requirements. You should consult your own tax advisors regarding the application of these rules.

Any tax withheld under Israeli law with respect to distributions on our ordinary shares at a rate not exceeding the rate provided in the Treaty is, subject to a number of complex limitations, permitted to be claimed as a foreign tax credit against your United States federal income tax liability or as a deduction for United States federal income tax purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends on our ordinary shares will be foreign source income and will constitute either “passive category income” or “general category income.” The rules relating to United States foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. You should consult your own tax advisors concerning the application of the United States foreign tax credit rules with regard to your particular circumstances.

The gross amount of distributions paid in New Israeli Shekels will be included by each U.S. Holder in gross income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the distributions are paid, regardless of whether the payment is in fact converted into U.S. dollars on such date. If you convert such New Israeli Shekels into U.S. dollars on the date of the payment, you should not be required to recognize any foreign currency gain or loss with respect to the receipt of the New Israeli Shekel distributions. If instead you convert such New Israeli Shekels into U.S. dollars at a later date, any currency gain or loss realized from the conversion of the New Israeli Shekels will be treated as United States source ordinary income or loss.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ordinary shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount realized and your adjusted tax basis in our ordinary shares. Your adjusted tax basis in our ordinary shares will be the cost to you of such shares, as determined under United States federal income tax principles. For taxable years beginning before January 1, 2013, capital gain from the sale or other taxable disposition of ordinary shares held by a non-corporate U.S. Holder, including an individual, will be taxed at a maximum rate of 15% if such ordinary shares have been held for more than one year and certain requirements are met. The deductibility of capital losses is subject to limitations. The gain or loss generally will be gain or loss from sources within the United States for United States foreign tax credit limitation purposes. You are urged to consult with your own tax advisor regarding the sourcing of gain or loss recognized on the sale of ordinary shares.

Passive Foreign Investment Company Consequences

Special United States federal income tax rules apply to United States persons that own shares of a PFIC. A non-United States corporation will be classified as a PFIC for United States federal income tax purposes for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of such corporation’s gross income is “passive income,” or on average at least 50% of the gross value of its assets is attributable to assets that produce, or are held for the production of, passive income. For this purpose, passive income includes, among other things, dividends, interest, certain rents and royalties, and gain from the disposition of property that produces such income. If we are classified as a PFIC for any taxable year in which a U.S. Holder has held our ordinary shares, we will continue to be classified as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which such U.S. Holder continues to hold our ordinary shares, even if our income or assets would not cause us to be a PFIC in such subsequent taxable year, unless an exception applies.

If we are classified as a PFIC at any time that you hold our ordinary shares, you could be subject to additional taxes and a special interest charge in respect of gain recognized on the sale or other disposition of such ordinary shares and upon the receipt of “excess distributions” (as defined in the Code). In addition, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in “—Taxation of Distributions on Ordinary Shares” above, if we were a PFIC for the taxable year of such distribution or for the preceding taxable year.

If we were a PFIC in any year, as a U.S. Holder, you would be required to file an annual return on United States IRS Form 8621 regarding your ordinary shares. You should consult with your own tax advisor regarding reporting requirements with regard to your ordinary shares.

To mitigate the adverse United States federal income tax consequences of the PFIC tax regime, you are permitted to make a “mark to market” election and thereby agree for the year of the election and each subsequent taxable year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year, provided that our ordinary shares are “marketable.” We believe that our ordinary shares should qualify as marketable stock (although there can be no assurance that this will continue to be the case).  If you make the mark-to-market election, your tax basis in our ordinary shares will be adjusted to reflect any such ordinary gain or loss recognized for the year of the election and each subsequent taxable year. You should consult your own tax advisor regarding the making of a mark-to-market election.

Under United States federal income tax law, a U.S. person that owns shares of a PFIC is permitted to make a “qualified electing fund” election (a “QEF” election) to be taxed currently on such person’s pro rata share of the PFIC’s ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise. However, in order for you to make a QEF election with respect to our ordinary shares, we would have to provide information regarding your pro rata share of our ordinary earnings and net capital gain. We currently do not intend to provide such information in the event we are classified as a PFIC.

You should consult your own tax advisors concerning the United States federal income tax consequences of holding our ordinary shares if we were a PFIC in any taxable year, with regard to your particular circumstances.

Information Reporting and Backup Withholding

Unless an exception applies, information reporting will apply with respect to:

●	dividend payments or other taxable distributions made to you within the United States, and

●	the payment of proceeds to you from the sale of ordinary shares effected at a United States office of a broker (and under certain circumstances at a non-United States office of a broker).

Additionally, backup withholding will apply to such payments if you are a U.S. Holder that is not an exempt recipient and you:

●	fail to timely provide an accurate taxpayer identification number,

●	are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns, or

●	in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.

A U.S. Holder that does not provide a correct taxpayer identification number could also be subject to penalties imposed by the IRS. If backup withholding applies to you, under current law 28% of the gross amount of any payments made to you with respect to our ordinary shares will be withheld and paid over to the IRS.

Backup withholding is not an additional tax. Rather, any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your United States federal income tax liability and any excess refunded to you, provided the required information is timely furnished by you to the IRS and other requirements are met. You should consult your own tax advisor regarding the application of backup withholding with regard to your particular circumstances, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.

Recent Legislative Developments

U.S. federal income tax legislation enacted during 2010 requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, interest, dividends and capital gains for taxable years beginning on or after January 1, 2013. In addition, U.S. federal income tax legislation enacted during 2010 generally requires a U.S. individual to report to the IRS certain interests owned by such individual in stock or securities issued by a non-U.S. person (such as our ordinary shares), if the aggregate value of all such interests exceeds $50,000. This new reporting requirement applies for taxable years beginning after March 18, 2010. Failure to report information required under this legislation could result in substantial penalties. You are urged to consult your own tax advisor regarding the effect, if any, of this legislation on your ownership and disposition of our ordinary shares.

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

Foreign Currency Exchange Risk

As of December 31, 2010, we had cash in New Israeli Shekels (NIS) or in funds linked thereto in the amount of US$430 thousand (out of US$23,094 thousands in cash and cash equivalents that we had in total). Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our cash and cash equivalents would decrease by US$39 thousand. As of December 31, 2010, we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of US$257 thousand. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by US$23 thousand. As of December 31, 2010, we had other receivables in New Israeli Shekels (NIS) or in funds linked thereto in the amount of US$341 thousand. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by US$31 thousand. As of December 31, 2010, we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of US$319 thousand. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by US$29 thousand. As of December 31, 2010, we had other payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of US$87 thousand. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the fair value of our accounts payable would increase by US$8 thousand.

ITEM 12.    Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15.   Controls and Procedures

Not applicable.

ITEM 16.    Reserved

ITEM 16A.         Audit Committee Financial Expert

Not applicable.

ITEM 16B.                      Code of Ethics

Not applicable.

ITEM 16C.         Principal Accountant Fees and Services

Not applicable.

ITEM 16D.         Exemptions from the Listing and Standards of Audit Committees

Not applicable.

ITEM 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.            Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.           Corporate Governance

Not applicable.

PART III

ITEM 17.            Financial Statements

Not applicable.

ITEM 18.            Financial Statements

 (i)              Financial Statements of RVB as of and for the year ended December 31, 2010 (incorporated by reference to the Registrant's annual report on Form 20-F, filed with the SEC on February 14, 2011);

(ii)              Financial Statements of EER as of, and for the period ended, March 31, 2011 (incorporated by reference to Appendix E of Exhibit 99.1 to the Registrant's Form 6-K, dated July 20, 2011);

(iii)             Interim Condensed Financial Statements of EER as of, and for the period ended, June 30, 2011 (filed herewith);

(iv)            Unaudited Condensed Consolidated Pro Forma Financial Information of RVB as of the year ended December 31, 2010 (incorporated by reference to "Proposal 1 – Unaudited Condensed Consolidated Pro Forma Financial Information" included in Exhibit 99.1 to the Registrant's Form 6-K, dated July 20, 2011)

ITEM 19.            Exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association of Registrant (filed herewith);
1.2	Articles of Association (filed herewith);
Form of Indemnification Agreement (incorporated by reference to Appendix G of Exhibit 99.1 to the Registrant's Form 6-K, dated July 20, 2011)
4.1
Share Purchase Agreement among the Registrant, Greenstone Industries Ltd., S.R. Accord Ltd., Mazal Resources B.V. and E.E.R. Environmental Energy Resources (Israel) Ltd., dated July 3, 2011 (incorporated by reference to Appendix A of Exhibit 99.1 to the Registrant's Form 6-K, dated July 20, 2011);

4.2
Form of additional Share Purchase Agreement between the Registrant and certain E.E.R. Environmental Energy Resources (Israel) Ltd. shareholders (incorporated by reference to Appendix B of Exhibit 99.1 to the Registrant's Form 6-K, dated July 20, 2011);

4.3	Option Agreement between the Registrant and Mazal Resources B.V., dated July 3, 2011(incorporated by reference to Appendix C of Exhibit 99.1 to the Registrant's Form 6-K, dated July 20, 2011);
4.4	Voting Agreement between Greenstone Industries Ltd. and Mazal Resources B.V., dated July 3, 2011 (incorporated by reference to Exhibit 99.3 to the Registrant's Form 6-K, dated July 20, 2011);
4.5
Translation of a Services Agreement between the Registrant, Mr. Moshe Stern and M. Stern Holding Ltd., dated July 3, 2011 (incorporated by reference to Exhibit 99.4 to the Registrant's Form 6-K, dated July 20, 2011);

4.6	Management Agreement between the Registrant and Greenstone, dated July 14, 2011(incorporated by reference to Exhibit 99.5 to the Registrant's Form 6-K, dated July 20, 2011);
4.7	Shareholders' Agreement between the Registrant and Mazal, dated July 3, 2011(incorporated by reference to Exhibit 99.6 to the Registrant's Form 6-K, dated July 20, 2011);
4.8
Asset Purchase Agreement between the Registrant and Elbit Systems Ltd. dated July 19, 2010(incorporated by reference to Exhibit 4.1 to the Registrant's annual report on Form 20-F, dated June 29, 2010);

4.9	The Registrant's 2011 Share Option Plan (filed herewith).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

R.V.B. HOLDINGS LTD.

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

Date: September 7, 2011

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011

(UNAUDITED)

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
INTERIM CONDENSED FINANCIAL STATEMENTS
AS OF JUNE 30, 2011

(Unaudited)

Review Report of the Independent Auditor to the Shareholders of
ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.

Introduction
We have reviewed the accompanying financial information of Environmental Energy Resources (Israel) Ltd. (hereinafter – “the Company”) which includes the condensed statement of financial position as of June 30, 2011 and the condensed statements of comprehensive income, changes in shareholders equity and cash flows for the six and three month periods then ended. The board of directors and management are responsible for the preparation and presentation of interim financial information in accordance with IAS 34, "Interim Financial Reporting" and they are also responsible for the preparation of this interim financial information in accordance with Chapter D of Securities Regulations (Periodic and Immediate Reports)-1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review
We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the above financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what is stated in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above financial information is not prepared, in all material respects, in accordance with the disclosure requirement of Chapter D of the Securities Regulations (Interim and Immediate Reports)-1970.

Emphasis
Without qualifying our conclusion, we hereby draw your attention to note 1b regarding the Company's dependence on obtaining additional financing from its shareholders and/or the raising of capital from external entities and the assessment made by the Company’s management in connection with the aforesaid.

In addition, we draw your attention to note 4 regarding the adjustment by way of restatement of the condensed statements of financial position as of June 30, 2010 and for the six and three month periods then ended in order to retroactively reflect the effect of correcting a mistake in calculating the period of depreciation of the “sampling facility”, as defined in that note, and the amortization of know-how.

Brightman Almagor Zohar & Co.
Certified Public Accountants

Tel Aviv, August 29, 2011

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONDENSED STATEMENT OF FINANCIAL POSITION

	June 30		December 31
	2 0 1 1	2 0 1 0	2 0 1 0
	NIS in thousand
	(UNAUDITED)
ASSETS
Current assets
Cash and cash equivalents	1,141	2,175	203
Accounts receivable	694	1,164	880
Prepaid expenses in respect of receipt of guarantee from interested parties – see note 3(e)	1,704	928	-
Loan provided to the CEO – see note 3(g)	-	854	772
Total current assets	3,539	5,121	1,855

Non-current assets
Loan given to the CEO – see note 3(g)	-	1,499	974
Fixed assets, net	45,197	(*) 57,010	49,568
Intangible assets, net	12,724	(*) 16,030	13,952
Total non-current assets	57,921	74,539	64,494

Total assets	61,460	79,660	66,349

LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities
Loans from banks	9,103	16,984	16,073
Convertible shareholder loans	14,276	15,834	15,399
Accounts payable and accruals	2,421	2,375	2,211
Total current liabilities	25,800	35,193	33,683

Non-current liabilities
Long-term accounts payable	834	-	-
Loans from banks	1,045	-	-
Shareholder loans – see notes 3(b), 3(c) and 3 (f)	22,604	16,254	15,048
Options at fair value through profit and loss	933	-	745
Liability to the Chief Scientist	1,570	1,740	1,570
Liability in respect of dismantling and vacating fixed assets	327	282	270
Total non-current liabilities	27,313	18,276	17,633

Shareholders equity	8,347	(*) 26,191	15,033

Total liabilities and shareholders equity	61,460	79,660	66,349

(*) Restated, see note 4.

Yitzhak Shrem Chairman of the Board	Moshe Stern Director and CEO	Natalie Tsabary Controller

Approval date of the financial statements: August 29, 2011.

The accompanying notes are an integral part of the interim condensed financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONDENSED STATEMENT OF COMPREHENSIVE INCOME

	For the six month		For the three month		For the year
	period ended		period ended		ended
	June 30		June 30		December 31
	2011	2010	2011	2012	2010
	NIS in thousand
	(UNAUDITED)		(UNAUDITED)

Operating expenses and facility maintenance	4,283	(*) 5,867	2,106	(*) 2,806	10,128
Marketing and business development expenses	2,968	2,206	2,172	989	4,671
Administrative and general expenses	4,328	3,342	2,848	1,489	6,168
Other expenses	-	-	-	-	351

Loss from ordinary operations	(11,579)	(*) (11,415)	(7,126)	(*) (5,284)	(21,318)

Financing income	10	19	-	9	65
Financing expenses	(2,447)	(3,994)	(1,549)	(1,376)	(7,180)

Total financing expenses, net	(2,437)	(3,975)	(1,549)	(1,367)	(7,115)

Loss for the period	(14,016)	(*) (15,390)	(8,675)	(*) (6,651)	(28,433)

Other comprehensive loss:
Translation differences from functional currency to NIS	(550)	(*) 726	(250)	(*) 1,154	(1,185)

Total comprehensive loss for the period	(14,566)	(*) (14,664)	(8,925)	(*) (5,497)	(29,618)

(*)	Restated, see note 4.

The accompanying notes are an integral part of the interim condensed financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONSDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	For the six month period ended June 30, 2011(unaudited)
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	NIS in thousand

Balance as of January 1, 2011	1,632	157,666	653	(4,792)	690	23,614	(164,430)	15,033

Changes during the accounting period (unaudited)
Share-based payment	-	-	-	-	-	1,459	-	1,459
Equity component of shareholder loans (see note 3f)	-	1,858	-	-	-	-	-	1,858
Equity component of convertible loans (see note 3d)	-	1,689	-	-	-	-	-	1,689
Share-based payment in respect of guarantees received from shareholders (see note 3e)	-	-	-	-	-	2,874	-	2,874

	-	3,547	-	-	-	4,333	-	7,880

Translation differences in respect of presentation currency	-	-	-	(550)	-	-	-	(550)
Loss for the period	-	-	-	-	-	-	(14,016)	(14,016)

Total comprehensive loss for the period	-	-	-	(550)	-	-	(14,016)	(14,566)

Balance as of June 30, 2011 (unaudited)	1,632	161,213	653	(5,342)	690	27,947	(178,446)	8,347

The accompanying notes are an integral part of the interim condensed financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONSDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (continued):

	For the six month period ended June 30, 2010 (unaudited)
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	NIS in thousand

Balance as of January 1, 2010	1	147,423	-	(3,607)	690	21,578	(135,997)	30,088

Changes during the accounting period (unaudited)
Distribution of bonus shares	1,591	(1,591)	-	-	-	-	-	-
Issuance of shares	(**) -	6,895	653	-	-	-	-	7,548
Share-based payments	-	-	-	-	-	1,411	-	1,411
Equity component of convertible loans	-	1,710	-	-	-	62	-	1,772
Share-based payment in respect of guarantees received from shareholders	-	-	-	-	-	36	-	36

	1,591	7,014	653	-	-	1,509	-	10,767

Translation differences in respect of presentation currency	-	-	-	(*) 726	-	-	-	(*) 726
Loss for the period	-	-	-	-	-	-	(*) (15,390)	(*) (15,390)

Total comprehensive loss for the period	-	-	-	(*) 726	-	-	(*) (15,390)	(*) (14,664)

Balance as of June 30, 2010 (unaudited)	1,592	154,437	653	(*) (2,881)	690	23,087	(*) (151,387)	(*) 26,191

(*)    Restated, see note 4.
(**)  Less than NIS 1,000

The accompanying notes are an integral part of the interim condensed financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONSDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (continued):

	For the three month period ended June 30, 2011 (unaudited)
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	NIS in thousand

Balance as of April 1, 2011 (Unaudited)	1,632	159,355	653	(5,092)	690	26,657	(169,771)	14,124

Changes during the accounting period (unaudited)
Equity component of shareholder loans (see note 3f)	-	1,858	-	-	-	-	-	1,858
Share-based payment (see note 3g(5))	-	-	-	-	-	1,290	-	1,290

	-	1,858	-	-	-	1,290	-	3,148

Translation differences in respect of presentation currency	-	-	-	(250)	-	-	-	(250)
Loss for the period	-	-	-	-	-	-	(8,675)	(8,675)

Total comprehensive loss for the period	-	-	-	(250)	-	-	(8,675)	(8,925)

Balance as of June 30, 2011 (unaudited)	1,632	161,213	653	(5,342)	690	27,947	(178,446)	8,347

The accompanying notes are an integral part of the interim condensed financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONSDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (continued):

	For the three month period ended June 30, 2010 (unaudited)
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	NIS in thousand

Balance as of April 1, 2010 (Unaudited)	1	156,028	653	(3,855)	690	22,259	(144,916)	30,860

Changes during the accounting period (unaudited)
Distribution of bonus shares	1,591	(1,591)	-	-	-	-	-	-
Share-based payment	-	-	-	-	-	828	-	828

	1,591	(1,591)	-	-	-	828	-	828

Translation differences in respect of presentation currency	-	-	-	(*) 1,154	-	-	-	(*) 1,154
Loss for the period	-	-	-	-	-	-	(*) (6,651)	(*) (6,651)

Total comprehensive loss for the period	-	-	-	(*) 1,154	-	-	(*) (6,651)	(*) (5,497)

Balance as of June 30, 2010 (unaudited)	1,592	154,437	653	(*) (2,701)	690	23,087	(*) (151,567)	(*) 26,191

(*)    Restated, see note 4.

The accompanying notes are an integral part of the interim condensed financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONSDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (continued):

	For the year ended December 31, 2010
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	NIS in thousand

Balance as of January 1, 2010	1	147,423	-	(3,607)	690	21,578	(135,997)	30,088

Changes during 2010
Distribution of bonus shares	1,591	(1,591)	-	-	-	-	-	-
Issuance of shares	40	9,838	653	-	-	-	-	10,531
Share-based payment	-	-	-	-	-	1,938	-	1,938
Equity component of convertible loans	-	1,996	-	-	-	62	-	2,058
Share-based payment in respect of guarantees received from shareholders	-	-	-	-	-	36	-	36
	1,631	10,243	653	-	-	2,036	-	14,563

Translation differences in respect of presentation currency	-	-	-	(1,185)	-	-	-	(1,185)
Loss for the year	-	-	-	-	-	-	(28,433)	(28,433)

Total comprehensive loss for the year	-	-	-	(1,185)	-	-	(28,433)	(29,618)

Balance as of December 31, 2010	1,632	157,666	653	(4,792)	690	23,614	(164,430)	15,033

The accompanying notes are an integral part of the interim condensed financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONDENSED STATEMENTS OF CASH FLOWS

	For the six month		For the three month		For the year
	period ended		period ended		ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	NIS in thousand
	(UNAUDITED)		(UNAUDITED)
Cash flows – operating activity
Loss for the period	(14,016)	(*) (15,390)	(8,675)	(*) (6,651)	(28,433)
Adjustments required to present cash flows from operating activity (Appendix)	9,710	(*) 8,668	6,606	(*) 3,689	16,323

Net cash used in operating activity (**)	(4,306)	(6,722)	(2,069)	(2,962)	(12,110)

Cash flow – investment activity
Investment in fixed assets	-	(9)	-	-	(9)

Net cash used in investment activity	-	(9)	-	-	(9)

Cash flow – financing activity
Receipt of loans from shareholders	5,165	-	2,502	-	-
Issuance of shares	-	7,548	-	-	11,272

Net cash from financing activity	5,165	7,548	2,502		11,272
				-
Increase (decrease) in cash and cash equivalents	859	817	433	(2,962)	(847)

Cash balance and cash equivalents at the start of the period	203	1,168	637	5,028	1,168

Effect of exchange rate changes on foreign currency cash balances	79	190	71	109	(118)

Cash balance and cash equivalents at end of period	1,141	2,175	1,141	2,175	203

(**) Including cash interest payments of	45	98	27	98	197

(**) Including cash interest receipts of	3	10	3	6	24

(*) Restated, see note 4

The accompanying notes are an integral part of the interim condensed financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENTS OF CASH FLOWS (CONTINUED)

Appendix– Adjustments required to present the cash flows from operating activity

	For the six month		For the three month		For the year
	period ended		period ended		ended
	June 30		June 30		December 31
	2011	2010	2011	2010	2010
	NIS in thousand
	(UNAUDITED)		(UNAUDITED)

Income and expenses not involving cash flows:
Depreciation and amortization	3,232	(*) 3,942	1,547	(*) 1,820	7,032
Increase in liabilities in respect of employee benefits	-	-	-	-	54
Interest accrued on loans, net	883	2,071	680	667	4,137
Loan that became a grant to the CEO of the Company	2,428	714	2,043	348	1,460
Bonus in respect of options to shareholders in connection with the provision of a guarantee	937	1,742	626	734	2,645
Revaluation of options at fair value through profit and loss	204	-	(85)	-	-
Other expenses – capital loss from derecognition of fixed assets	-	-	-	-	351
Share-based payments	1,459	1,411	1,290	828	1,938

	9,143	(*) 9,880	6,101	(*) 4,397	17,617

Changes in asset and liability items:
Decrease (increase) in accounts receivable	149	(231)	58	(522)	(51)
Increase (decrease) in accounts payable and accruals	418	(981)	447	(186)	(1,243)

	567	(1,212)	505	(708)	(1,294)

	9,710	(*) 8,668	6,606	(*) 3,689	16,323

(*) Restated, see note 4

Non-cash operation –

Repayment of a bank loan against loans from shareholders: NIS 5,794,000, see note 3(c).

The accompanying notes are an integral part of the interim condensed financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1   -     GENERAL

a.
General description of the Company and its operation:

Environmental Energy Resources (Israel) Ltd, (hereinafter – the Company) is engaged in the development of new technology for the treatment of bio-medical waste, municipal solid waste and low and intermediate level radioactive waste.

At the start of 2007, the Company completed the construction of a sampling facility in Israel to implement the Company’s technology for thermal treatment and removal of solid waste (hereinafter – the facility) and commenced a year of trial running.

At the start of 2008, the Company began depreciating the facility after a successful first year of trial running.

In the years 2007-2009, the sampling facility was operated several times.

Regarding lease of the property on which the sampling facility is located, see note 14a(2) of the annual financial statements of the Company.

The Company has numerous patents, either registered or at various stages of application, relating to its field of activity.

b.
As of the date of approval of the financial statements, the Company has no revenues and has a negative cash flow from operating activity, working capital deficiency, continued dependence on short-term credit and continued operating losses.

To continue its current operations the Company is dependent on obtaining additional financing resources from existing and/or external shareholders.

Following note 1b to the annual financial statements of the Company as of December 31, 2010, on March 24, 2011, Greenstone Industries Ltd (one of the main shareholders of the Company; hereinafter – “Greenstone”) completed the transaction to acquire 65% of the issued and paid up share capital (net of dormant shares) of R.V.B. Holdings Ltd (hereinafter – “RVB”).

RVB is a public Israeli company whose shares are listed for trading on the OTC Bulletin Board (“OTCBB”). In November 2009 RVB sold its entire operations and since then RVB has no business operations and most of its assets are cash and cash equivalents.

As detailed in c. below, on August 22, 2011, the general meeting of RVB authorized the acquisition of control in the Company by RVB. Thus, the material condition required for the completion of the transaction has been satisfied.

In management’s estimation, based among others on information received from RVB’s management, subsequent to the completion of the transaction, RVB’s management intends to provide the funding necessary for the continued business operation of the Company, in the foreseeable future. In addition, upon the completion of the transaction, as aforesaid, Greenstone’s previous undertaking to provide financing for the Company’s ongoing operations is null and void.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1   -     GENERAL (continued):

c.
On May 24, 2011 Greenstone announced that on May 23, 2011 the audit committee and board of directors of RVB decided, in principle, to approve the acquisition of Greenstone’s holdings in the Company as well as the acquisition of shares of the Company from additional shareholders of the Company (in this section – “the transaction”).

On June 26, 2011 the board of directors of Greenstone authorized the transaction and on June 30, 2011 the general meeting of the Company, which is a party to the transaction, authorized the Company’s engagement in the transaction (see also note 3f below).

On July 3, 2011 an agreement (“acquisition agreement”) was signed between Greenstone, S.R. Accord Ltd, a shareholder in the Company (“Accord”), Mazal Resources BV, a shareholder in the Company (“Mazal”), RVB and the Company, the highlights of which are set forth below:

(1)
Greenstone will sell to RVB all its holdings in the Company (which, on the date of completion of the acquisition, are expected to be about 30% of the issued share capital of the Company) for a cash payment of $2.5 (“the price per share”) per one share of the Company (totaling $15.7 million). The price per share reflects a Company value (assuming all the Company’s debts to its shareholders would be converted to Company capital) of $52 million.

(2)
Accord will sell to RVB all its holdings in the Company (which, on the date of completion of the acquisition, are expected to be about 8% of the issued share capital of the Company) in return for the allotment of RVB shares at an amount, which would be calculated as a multiple of the number of Company shares held by Accord on the date of completion of the acquisition agreement by 11.65 (“the exchange ratio”).

(3)
Concurrent with signing the acquisition agreement, RVB and Mazal entered into an agreement (“the option agreement”), which will become effective on the date of completion of the acquisition agreement (see 7. below), pursuant to which RVB, granted an option to Mazal (“the Mazal option”), exercisable by December 31, 2016, to sell to RVB its holdings in the Company, in return for the allotment of RVB shares, at an amount that will be calculated using the exchange ratio, and at the same time, RVB received an option from Mazal (“the RVB option”) to acquire, in certain cases specified in the option agreement and at the same price, Mazal’s holdings in the Company.

(4)
Concurrent with signing the acquisition agreement and the option agreement, RVB and Mazal entered into an agreement (“the Company’s shareholders agreement”), which will become effective on the date of completion of the acquisition agreement (see 7 below), pursuant to which Mazal has undertaken toward RVB to vote, by virtue of its holdings in the Company, in the same manner as voted by RVB or as instructed by RVB.

(5)
Until the end of 24 months from the date of completion of the acquisition agreement, RVB would be able to invest from time to time in the Company’s share capital a total of up to $8 million, by acquiring Company shares at a price for each share equal to the price per share defined above.

(6)	The Company, Greenstone, Accord and Mazal have made presentations to RVB, as is standard in such transactions.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1   -     GENERAL (continued):

                         c.             Continued:

(7)
The completion of the acquisition agreement is subject to the satisfaction of several suspending conditions, including its approval by the general meeting of shareholders of RVB (which convened on August 22, 2011, see below), the conversion of all the Company’s debts to its shareholder (including Greenstone, Accord and others) to shares of the Company and RVB’s release of Greenstone, Accord and S.R. Accord technologies Ltd (a subsidiary of Accord) from their guarantee of a loan of $0.7 million which the Company had taken from a bank (“the suspending conditions”). If all the suspending conditions are not fulfilled by December 31, 2011, each of the parties to the acquisition agreement will be entitled to cancel the agreement.

(8)
Subject to the approval of the general meeting of RVB and prior to the completion of the acquisition agreement, RVB offered the remaining shareholders in the Company, which are not a party to the acquisition agreement, to sell their holdings in the Company, in return for RVB shares, in an amount that would be calculated as a multiple of the number of Company shares held by the same shareholder by the exchange ratio.

On August 22, 2011 the general meeting of RVB, among others, authorized the acquisition agreement. Thus, the material suspending condition required for the completion of the transaction has been satisfied.

See also note 3f below.

d.
These condensed financial statements should be reviewed in connection with the Company's annual financial statements as of December 31, 2010 and the year then ended, and the accompanying notes (“the annual financial statements”).

NOTE 2  -      SIGNIFICANT ACCOUNTING POLICIES

a.
Basis for the preparation of the financial statements:

The Company's condensed interim financial statements (hereinafter – "interim financial statements") have been prepared in accordance with International Accounting Standard IAS 34, "Interim Financial Reporting" (hereinafter – "IAS 34").

In the preparation of these interim financial statements, the Company has implemented identical accounting policies, rules of presentation and calculation methods to those implemented in the preparation of its financial statements as of December 31, 2010 and for the year then ended.

b.	The condensed financial statements are drawn up in accordance with the disclosure requirements of Chapter D of Securities Regulations (Interim and Immediate Reports), 1970.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 2  -      SIGNIFICANT ACCOUNTING POLICIES (continued):

c.
New standards and clarifications that have come into force, which do not have a material impact on the current reporting period and/or prior reporting periods, but may have an impact on future periods:

•
Amendment to IAS 34 "Financial Reporting for Interim Periods"

The amendment emphasizes the principles laid out in IAS 34, namely, that the purpose of the information presented in the interim financial statements regarding events and transactions, which are significant to understanding the changes in financial position and in the entity’s performance since the last annual reporting date, is to update the information relating thereto in the last annual financial statements. In addition, the amendment clarifies the method of implementation of this principal with respect to financial instruments and certain disclosure requirements have been added. The amendment is to be implemented retroactively for annual reporting periods commencing on or after January 1, 2011.

•	For information on the standards, interpretations and amendments to the standards set forth below, see note 3 to the Company’s financial statements for the year ended on December 31, 2010:

▪	IAS 1 (Revised) “Presentation of Financial Statements”
▪	IFRIC 19 “Extinguishing Financial Liabilities with Equity Instruments”.
▪	Amendment to IAS 32 “Financial Instruments: Presentation”.
▪	Amendment to IFRS 7 “Financial Instruments: Disclosure” (regarding the nature and extent of risks arising from financial instruments).

d.
Listed below are newly published standards and interpretations that have not been adopted early by the Company, and which are not expected to have a material impact on the financial statements:

For information on implementation dates, transitional provisions, amendments to standards and interpretations set forth below see note 3 to the Company's annual financial statements as of December 31, 2010 and the year then ended:

▪	IFRS 9 "Financial Instruments"
▪	Amendment to IFRS 7 “Financial Instruments: Disclosure” (regarding disclosure on the transfer of financial assets).

▪	IFRS 10 “Consolidated Financial Statements”: The standard determines the following provisions on the issue of consolidated financial statements:

•
Control of an entity over another entity will be determined based on a uniform model, independently of the other entity being a “Special Purpose Entity”. In this framework, interpretation 12 SIC “consolidation, special purposes entities” is canceled.

•
Control of an investor in another entity (the “Invested Entity”) exists when the investor has power over the invested entity, has exposure to changing returns from his involvement in the invested entity and an ability to use his power in order to influence the level of the returns.

•
The Standard stipulates provisions for examination of the existence of “actual control” where an entity holds less than half of the voting rights in another entity. To that end, the rate of the investor’s holdings in the Invested Entity, the scope of the public holdings and level of diversification shall be examined, inter alia.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 2  -      SIGNIFICANT ACCOUNTING POLICIES (continued):

d.
Listed below are newly published standards and interpretations that have not been adopted early by the Company, and which are not expected to have a material impact on the financial statements (continued):

▪	IFRS 10 “Consolidated Financial Statements” (continued):

•
Potential voting rights in the Invested Entity will be taken into account for the purpose of establishing control where their terms confer actual ability to direct the relevant activities of the entity in the present.

•	The new standard does not include a change in the procedures of consolidation of financial statements.

This standard is to be implemented by way of retroactive implementation other than exceptions as specified in the standard, in respect of annual reporting periods commencing on January 1, 2013 or thereafter. Early implementation is permitted, provided it is implemented concurrently with IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosures in respect of Involvement with Other Entities” and IAS 28 (2011) “Investments in Associated Companies and Joint Ventures”.

At this stage the Company is unable to estimate the effect of implementing the standard on its financial position and business results.

▪
IFRS 11 “Joint Arrangements”

The Standard determines that a joint arrangement is an arrangement in which two parties or more have joint control (as defined in IFRS 10). In addition, the Standard sets forth the following types of joint arrangements and the accounting handling thereof:

•
Activity under joint control is a joint arrangement between parties with joint control which confers upon them rights for assets and liabilities in respect of the liabilities of the activity. An entity which holds joint control in business under joint control will recognize its share in the assets, liabilities, revenues and expenses of the business in its consolidated financial statements.

•
A joint venture is a joint arrangement between parties with joint control in an arrangement, who hold rights for the net assets of the venture. An entity holding joint control over a joint venture will present its investment therein according to the book value method, according to IAS 28 (2011) “Investments in Associated Companies and in Joint Ventures”.

This standard is to be implemented by way of retroactive implementation other than for exceptions as specified in the standard, in respect of annual reporting periods commencing on January 1, 2013, or thereafter. Early implementation is permitted provided it is implemented simultaneously with IFRS 10 “consolidated financial statements”, IFRS 12 “Disclosures in respect of Involvement with Other Entities” and IAS 28 (2011) “Investments in Associated Companies and Joint Ventures”.

At this stage the Company is unable to estimate the effect of implementing the standard on its financial position and business results.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 2  -      SIGNIFICANT ACCOUNTING POLICIES (continued):

d.
Listed below are newly published standards and interpretations that have not been adopted early by the Company, and which are not expected to have a material impact on the financial statements (continued):

▪
IFRS 12, Disclosures of interests in other entities:

The standard stipulates disclosure requirements in respect of the interests of entities in consolidated companies, joint arrangements, associated companies and structured entities which are not consolidated. The purpose of the disclosures is to assist with the evaluation of the nature and the related risks in respect of the interests in the said entities and the influence of such interests on the financial statements of the reporting entity.

This Standard was implemented by way of retroactive implementation in respect of annual reporting periods commencing on January 1, 2013 or thereafter. Early implementation is possible, provided it is implemented simultaneously with IFRS 10 “Consolidated Financial Reports”, IFRS 11 “Joint Arrangements” and IAS 28 (2011) “Investments in Associated Companies and Joint Ventures”. However, entities may include any of the new disclosures in their financial statements prior to such date.

At this stage the Company is unable to estimate the effect of implementing the standard on its financial position and business results.

▪	IAS 28 (2011) "Investments in Associated Companies and Joint Ventures" The Standard sets forth the following provisions regarding the implementation of the equity method:

•	The equity method is to be implemented with regard to both associated companies and joint ventures.
•	When an investment in a joint venture is classified as an investment in an associated company or vice versa, the rights of the entity in the investee are not re-measured.
•
Upon a decrease in the holding rate in a joint venture or an associated company which does not lead to a termination of the implementation of the equity method, the investor shall reclassify to profit or loss only a proportionate share of the amounts which were previously recognized in a different total profit.

•	Part of the investment by the equity method is to be classified as a noncurrent asset which is held for sale, provided that such part fulfils the conditions for its classification as such.

This Standard is to be implemented by way of a retroactive implementation, regarding annual reporting periods commencing on January 1, 2013, or thereafter. Early implementation is permitted, provided it is implemented simultaneously with IFRS 10 "Consolidated Financial Statements" IFRS 11 "Joint Arrangements" and IFRS 12 "Disclosure of Interests in Other Entities".

At this stage, the management of the Company is unable to estimate the effect of implementing the Standard on its financial position and business results.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 2  -      SIGNIFICANT ACCOUNTING POLICIES (continued):

d.
Listed below are newly published standards and interpretations that have not been adopted early by the Company, and which are not expected to have a material impact on the financial statements (continued):

▪	Amendment to IAS 1 (Amended) "Presentation of Financial Statements" (regarding the presentation of items of other comprehensive income in the statement of comprehensive income)

The amendment provides that items included in other comprehensive income are to be separated and presented in one of the two groups:

•	Items which will be classified in the future in profit and loss.
•	Items which will not be classified in the future in profit and loss.

In addition, the amendment determines that where items of other comprehensive income are presented before the tax effect, the tax effect is to be presented separately in respect of each of the groups. The amendment is to be implemented by way of a retroactive implementation, for annual periods commencing on January 1, 2013, or thereafter. Early implementation is permissible.

At this stage the Company is unable to estimate the effect of implementing the standard on its financial position and business results.

e.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the CPI for the last month of the reporting period.

(3)	Data on changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel (*)
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of June 30, 2011	3.415	110.3	109.9
As of June 30, 2010	3.875	105.9	105.6
As of December 31, 2010	3.549	108.0	107.6

Rates of change	%	%	%
For the six -month period ended on:
June 30, 2011	(3.78)	2.17	2.16
June 30, 2010	2.65	0.67	0.38

For the three -month period ended on:
June 30, 2011	(1.90)	1.46	1.27
June 30, 2010	4.36	1.53	1.34

For the year ended December 31, 2010	(5.99)	2.66	2.28

(*) Base: Average 2008 = 100.0

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 3 –       MATERIAL TRANSACTIONS AND EVENTS DURING THE REPORTING PERIOD

a.
On March 21, 2011 a letter of intent (“letter of intent”) was signed between the Company and a US-based company, which is primarily engaged in the construction of waste-to-energy facilities for the treatment of domestic trash (“the developer”), pursuant to which the parties plan to enter into binding agreements based on the principles outlined in the letter of intent, the highlights of which are set forth below:

(1)	The parties will cooperate in the development, construction and operation in the US of waste treatment facilities based on the Company’s PGM technology (“the technology”).

(2)
As part of the cooperation the parties will take steps to develop, build and operate the first facility which will treat 1,000 tons of waste per day (“the facility”). The costs involved in the construction of the facility are estimated at $220 million.

(3)	The developer is responsible for obtaining all the necessary approvals and permits for the construction and operation of the facility.

(4)	The developer is responsible for obtaining the financing necessary to build the facility.

(5)
In exchange for the Company’s obligation to provide a license to use the technology and perform the initial engineering planning of the facility at an estimated cost of US $3 million, the Company shall be entitled to following consideration:

•	Allotment of shares representing 14.25% of the developer’s fully diluted share capital on the allotment date.
•	Royalties at the rate of 5% of the facility’s revenues, estimated at $46 million over the useful life of the project (estimated at 20 years).

(6)
The parties will negotiate, for a period of up to six months, the drawing up of binding agreements based on the aforesaid principles, and these agreements will be subject to the approval of the board of directors of each party. Insofar as the singing of the agreements is not completed during the said period, the letter of intent will expire and will be rendered null and void without any of the parties having any claim, obligation or liability in respect thereof. During the aforesaid six-month period, the parties have undertaken not to contact any third party in connection with a project, which makes use of the technology or any similar technology within the geographic area referred to in the letter of intent (comprising four US states). It is hereby clarified that at this stage there is no certainty that the transaction will be carried out.

b.
During the reporting period, Greenstone transferred a sum of $1 million to the Company (excluding its share in the arrangement set forth in c. below).

Subsequent to the balance sheet date, Greenstone transferred an additional $50,000 to the Company. See also section c. and f. below.

c.
Further to note 11a(2) of the Company financial statements as of December 31, 2010, on March 15, 2011, the Company signed an agreement with Bank Leumi Le’Israel Ltd (“the bank”), which regulates the repayment of certain debts and obligations of the Company to the bank in the amount of NIS 8.3 million in connection with loans provided to it and which Greenstone, together with S.R. Accord Ltd and S.R. Accord Technologies Ltd, (“the guarantors”) have guaranteed their repayment (“the debt agreement”).

As part of the debt agreement the guarantors paid the bank a total sum of NIS 5 million, see subsection f 3.1 below. In addition, the guarantors have undertaken to the bank to repay a loan which the bank extended to the Company in the amount of NIS 2.6 million ($0.7 million).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 3    -     MATERIAL TRANSACTIONS AND EVENTS DURING THE REPORTING PERIOD (continued):

c.
(continued):

The Company also agreed to create specific liens in favor of the bank and the guarantors have undertaken to submit documents to the Registrar of Companies for the cancellation of specific liens that had been created by the Company in their favor.

In addition, Greenstone has undertaken not to demand, not to receive, not to collect and not to extract any amounts from the Company out of or on account of capital notes and shareholder loans, dividends, management fees and additional payments, with the exception of specific agreed-on payments.

The loan is in dollars and was provided for a period of 24 months. The interest rate on the loan is LIBOR + 2.85% per annum. The loan principal is repayable in 7 consecutive quarterly payments from September 16, 2011 to March 16, 2013.

See also d. below.

d.
Further to note 14a(4) to the Company’s annual financial statements as of December 31, 2010, during the reporting period shareholder loans in the amount of $3.5 million and guarantees provided to the Company in the amount of $0.7 million were renewed.

As stated in the annual financial statements, the guarantees give each of the guarantors (separately) the right to invest in the share capital of the Company the amounts provided by virtue of the guarantees, in whole or in part, with the addition of the guarantee fees that the guarantors are entitled to, in whole or in part, at a price of $5.402.4 per share. The value of the rights to invest in the share capital of the Company, which was computed in accordance with the B&S model, was immaterial.

The value of the right to convert loans to shares of the Company was calculated as a residual, after determining the value of a similar loan without a conversion option (using a discount rate of 15%), and amounted to NIS 1.7 million, added to the effective interest on the loan, and recognized in the Company’s statement of income over a period of one year – the contractual period. Since the values at which the Company carries out capital transactions have declined compared to the price of conversion of these loans to shares, the capital component is carried to premium on shares in the statement of changes in shareholders’ equity, and in the lenders’ opinion, constitutes an investment in the Company’s capital.

e.
Further to note 14a(10) to the Company’s annual financial statements as of December 31, 2010, in connection with Greenstone’s agreement with the Company, regarding provision of a guarantee to the bank to secure credit up to an amount equivalent to $1 million, which the bank extended the Company, in February 2011, the guarantee agreement was renewed for a period of one year.

The value of the right to invest in the share capital of the Company, which was calculated using the B&S model, amounted to NIS 2.9 million and was treated as a prepaid expense in respect of the guarantee fee, which is charged to the Company's statement of income over a one-year period – the term of the guarantee agreement. The parameters that were used to calculate the fair value are: a share price of $2.5, reflecting the value per share in the transaction described in note 1b, an exercise price of $1.413, in accordance with the terms of the agreement, and the expected volatility of companies operating in this field abroad – 25%. The life of the option is one year, representing the contractual period of the guarantee, as aforesaid, and a risk-free dollar interest of 0.2% per annum.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 3    -     MATERIAL TRANSACTIONS AND EVENTS DURING THE REPORTING PERIOD (continued):

f.
On May 18, 2011, a general and extraordinary meeting of the Company authorized, among others, that subject to the completion of the transaction detailed in note 1c above (in this section – “the transaction”) and as of the date of closing thereof the following actions are to be carried out simultaneously:

(1)
The right to convert loans received from Pacific Kestrel and EBN, shareholders of the Company, in the amount of $4.3 million (including interest accrued thereon until the actual conversion date) to shares of the Company, at a conversion price per one ordinary share of $5.40239, and their conversion subject to the consent of Pacific Kestrel and EBN.

(2)
The right to convert accrued interest to Company shares (in connection with converted loans) in the amount of $0.17 million (commitment to several shareholders pursuant to an agreement from September 2005, interest accrued up to the date of conversion of the loans), at a conversion price per one ordinary share of $5.40239, and their conversion subject to the consent of the relevant shareholders.

(3)	To authorize investments in the Company as set forth below:

3.1
An investment of $1.4 million in the Company at a price of $2.5 per share or if the price per share in the share swap is below $2.5 per share, at a price equal to 92.5% of the price per share in the share swap. The aforesaid investment funds were transferred by shareholders (Greenstone, Accord and Accord technologies Ltd, one of the shareholders in the Company) for the purpose of repaying part of the Company’s loan from Bank Leumi Le’Israel Ltd (“B.L.L.”), pursuant to a debt arrangement signed with B.L.L., as stated in note 3c above.

3.2	An investment by Greenstone amounting to no less than $0.7 million at identical terms to the investment detailed in subsection 3.1 above. See also note 3b above.

3.3
An investment by Strauss, one of the Company’s existing shareholders, in the amount of $0.5 million at identical terms to the investment detailed in subsection 3.1 above. This amount was transferred to the Company on May 24, 2011.

(4)	Each shareholder will be offered to participate in the investments detailed in section 3, at identical terms.

It is clarified that all the investments set forth in section 3 above have been and/or will be provided by way of shareholder loans to the Company (“shareholder loans”). The shareholder loans are not linked, do not bear any interest and their repayment date is December 31, 2012. Shareholder loans will be automatically converted to shares of the Company, subject to the completion of the transaction specified in note 1c and the swap of Company shares at the conditions stipulated above.

Given the fact that the said loans do not bear interest, the equity component in respect thereof was calculated as a residual, after determining the value of a loan using a 15% discount rate, and it amounted to NIS 1,858,000, which is added to the effective interest on the loan and charged to the Company’s statement of income over a period of one and half years – the contractual period. Part of the equity component was carried to premium on shares in the statement of changes in shareholders’ equity, and in the investors’ opinion, constitutes an investment in the Company’s capital.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 3   -     MATERIAL TRANSACTIONS AND EVENTS DURING THE REPORTING PERIOD (continued):

f.
(continued):

Notwithstanding the aforesaid, if prior to the completion of the transaction and the share swap, an investment or several investments (not including a conversion of loans, guarantees or options by existing shareholders of the Company) at a cumulative amount of at least $1 million (or another reasonable amount as agreed) are carried out in return for the issuance of Company shares or securities convertible to Company shares, at an average weighted price per share below $2.5 (“investment at a low value” and “the price per share at a low value”), then Greenstone’s and Strauss’ investments (as stated in subsections 3.2 and 3.3 above) will be granted the right to be converted into Company shares.

Upon the completion of the investment at a low value and regardless of the transaction or share swap, the price per Company share in such conversion will be equal to 92.5% of the price per share at a low value.

g.	On Jne 30, 2011 a special general meeting of shareholders of the Company approved the following resolutions:

(1)	The Company’s engagement in the acquisition agreement as detailed in note 1c above.

(2)
Subject to the completion of the acquisition agreement, the termination of an agreement (“the founders’ agreement) dated April 6, 2000 between Greenstone, Accord and AMV Group (as it was defined in the Founders’ agreement), as amended in the addendum from December 2003 between Greenstone, Accord, Mazal, Kestrel Pacific, EBN Korea Ltd and the Company.

(3)
Subject to the completion of the acquisition agreement, the assignment by Leader Holdings and Investments Ltd (“Leader”) to Greenstone of an agreement for management services dated February 13, 2002. See note 21a  of the annual financial statements of the Company dated December 31, 2010.

(4)
Subject to the completion of the acquisition agreement, the termination of the management agreement dated February 26, 2009 between Moshe Stern and a company he controls and the Company. See note 21a  of the annual financial statements of the Company dated December 31, 2010.

(5)
The allotment of 150,000 options to Moshe Stern with no exercise price. The value of the benefit, which was calculated at a value per share of $2.5, is $0.4 million and was recognized as an expense during the reporting period (NIS 1.3 million).

h.
During the second quarter of 2011 the management agreement with Moshe Stern, the Company’s CEO, was revised such that the outstanding balance of the loan extended to Mr. Stern, which had not been forgiven, pursuant to the terms of the agreement, was forgiven on that date. Following the revision of the said agreement, the Company recognized an expense of $0.6 million (NIS 2 million).

i.
During June 2011 the Company signed a withholding tax assessment agreement with the tax authorities in respect of the years 2007-2009 (“assessment agreement”). In accordance with the assessment agreement the Company is required to pay a withholding tax difference totaling NIS 1.6 million, especially in connection with the loan provided to the Company’s CEO. The Company reached an agreement with the tax authorities to spread the said amount over 24 payments.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 4   -     RESTATEMENT DUE TO ERROR

As of January 1, 2008, the Company has depreciated fixed assets attributed to the sampling facility it built (“the sampling facility”) and its know-how is amortized for a period of 20 years based, among others, on the lives of patents registered in its name, which apply to the different components of the know-how.

Further to note 1c to the Company’s annual statements as of December 31, 2010, following discussions with the Authority’s staff, the Company accepted the Authority’s position whereby the period of depreciation of the sampling facility and the period of amortization of the know-how should be in accordance with the remaining life of the main patent that applies to the key component of the know-how, upon the commencement of amortization of the know-how and depreciation of the sampling facility (January 1, 2008), that is, 12.5 years.

Given the aforesaid, the Company decided to amend its financial statements for the relevant periods by way of restatement, so that the period of depreciation of the sampling facility and amortization of the know-how in the Company’s books, will be 12.5 years beginning from January 1, 2008.

(a)	Effect of restatement due to error on the items of the statement of financial position:

	As of June 30, 2010
	As previously reported	Effect of restatement	As reported in these financial statements
	NIS in thousand

Fixed assets, net	63,230	(6,220)	57,010

Intangible assets, net	17,522	(1,492)	16,030

Shareholders’ equity	33,903	(7,712)	26,191

(b)	Effect of restatement due to error on the items of the statement of comprehensive income:

	For the six-month period ended June 30, 2010			For the three-month period ended June 30, 2010
	As previously reported	Effect of restatement	As reported in these financial statements	As previously reported	Effect of restatement	As reported in these financial statements
	NIS in thousand			NIS in thousand
Operating and facility maintenance expenses	4,360	1,507	5,867	2,053	753	2,806

Loss from ordinary operations	(9,908)	(1,507)	(11,415)	(4,531)	(753)	(5,284)

Loss for the year	(13,883)	(1,507)	(15,390)	(5,898)	(753)	(6,651)

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 4   -     RESTATEMENT DUE TO ERROR (continued):

(c)	Effect of restatement due to error on the statement of shareholders’ equity:

	As of June 30, 2010
	As previously reported	Effect of restatement	As reported in these financial statements
	NIS in thousand

Capital reserve in respect of translation differences	(2,506)	(375)	(2,881)

Total comprehensive loss for the period	(13,883)	(1,507)	(15,390)

Accumulated loss	(144,050)	(7,337)	(151,387)