Form 20-F/A
period 2011-08-31
R.V.B. Holdings Ltd
filed 2012-03-19
CIK 1064411

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes ☐    No ☐

EXPLANATORY NOTICE

This Amendment No. 1 (this “Amendment”) amends the shell company report on Form 20-F, originally filed with the Securities and Exchange Commission on September 7, 2011 (the “Shell Company Report”) and is being filed solely to: (i) revise “Item 16F. Change in Registrant’s Certifying Accountant” appearing on page 51 of the Shell Company Report; (ii) revise “Item 18. Financial statements” appearing on page 52 of the Shell Company Report; and (iii) revise the Exhibit index in the Shell Company Report to include exhibits 15.1 and 15.2 and (iv) attach the financial statements of E.E.R. Environmental Energy Resources (Israel) Ltd. as of, and for the year ended December 31, 2010.

No other changes have been made to the Shell Company Report. This Amendment speaks as of the date of the initial filing of the Shell Company Report. Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Shell Company Report or reflect any events that have occurred after the date of the initial filing of the Shell Company Report.

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

ITEM 16F.          Change in Registrant’s Certifying Accountant

Somekh Chaikin, a member firm of KPMG International (Somekh Chaikin), was previously the principal accountants for the Company. On August 22, 2011, the firm was dismissed and Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited (Deloitte), was engaged as principal accountants. The decision to change accountants was recommended by the audit committee of the board of directors.

During the fiscal years ended December 31, 2010 and 2009 and through August 22, 2011, there were no: (i) disagreements with Somekh Chaikin on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Somekh Chaikin, would have caused Somekh Chaikin to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events.

The audit reports of Somekh Chaikin on the consolidated financial statements of the Company as of and for the years ended December 31, 2010 and 2009 did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

A letter from Somekh Chaikin is attached as Exhibit 15.2 hereto.

Item 16G.         Corporate Governance

Not applicable.

PART III

ITEM 17.            Financial Statements

Not applicable.

ITEM 18.            Financial Statements

 (i)             Financial Statements of RVB as of and for the year ended December 31, 2010 (incorporated by reference to the Registrant's annual report on Form 20-F, filed with the SEC on February 14, 2011);

(ii)             Financial Statements of EER as of, and for the year ended December 31, 2010 (filed herewith);

(iii)            Unaudited Interim Condensed Financial Statements of EER as of, and for the period ended, June 30, 2011 (previously filed);

(iv)            Unaudited Condensed Consolidated Pro Forma Financial Information of RVB as of the year ended December 31, 2010 (incorporated by reference to "Proposal 1 – Unaudited Condensed Consolidated Pro Forma Financial Information" included in Exhibit 99.1 to the Registrant's Form 6-K, dated July 20, 2011)

ITEM 19.            Exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association of Registrant (previously filed);
1.2	Articles of Association (previously filed);
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

4.9	The Registrant's 2011 Share Option Plan (previously filed).
15.1	Consent of Brightman Almagor & Co. (filed herewith).
15.2	A letter from Somekh Chaikin (filed herewith).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this shell company report on its behalf.

R.V.B. HOLDINGS LTD.

By:	/s/ Ofer Sandelson
Name: Ofer Sandelson
Title: Chief Executive Officer

Date: March 19, 2012

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

INDEPENDENT AUDITORS’ REPORT TO THE SHAREHOLDERS OF
E.E.R. ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD

We have audited the accompanying statements of financial position of E.E.R. Environmental energy resources (Israel) Ltd (hereinafter- "the Company") as of December 31, 2010 and 2009, and the statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statements presentation. We believed that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and their results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (IFRS) and the Securities Regulations (Annual Financial Statements) - 2010.

Without qualifying our opinion, we hereby draw you attention to note 1b regarding the Company's dependence on obtaining additional financing from Greenstone Industries Ltd (hereinafter – “Greenstone”) and/or through the raising of capital from external entities for the purpose of continuing its business activities. The financing from Greenstone is subject to the approval of Greenstone’s institutions pursuant to any law applicable at the time, in accordance with the financial needs of the Company.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv March 9, 2011

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
CONDENSED STATEMENT OF FINANCIAL POSITION

		As of December 31
		2 0 1 0	2 0 0 9
	Note	NIS in thousand
Assets

Current assets
Cash and cash equivalents	5	203	1,168
Accounts receivable	6	880	905
Prepaid expenses in respect of receiving a guarantee from interested parties	14a(4) (9),(10),(11)	-	2,619
Loan provided to the CEO of the Company	7	772	883
Total current assets		1,855	5,575

Non-current assets
Loan provided to the CEO of the Company	7	974	1,841
Fixed assets, net	8	49,568	58,727
Intangible assets, net	9	13,952	16,392
Total non-current assets		64,494	76,960

Total assets		66,349	82,535

Liabilities and shareholders' equity

Current liabilities
Credit from banks	11	16,073	16,281
Convertible shareholders' loans	11	15,399	15,553
Accounts payable and accruals	10	2,211	2,963
Total current liabilities		33,683	34,797

Non-current liabilities
Shareholders' loans	11	15,048	15,645
Options at fair value through profit and loss	15b(4)	745	-
Liability to the Chief Scientist	14b	1,570	1,740
Liability in respect of dismantling and removal of fixed assets	2(i)	270	265
Total non-current liabilities		17,633	17,650

Shareholders' equity		15,033	30,088

Total liabilities and shareholders' equity		66,349	82,535

Yitzhak Apeloig Chairman of the Board	Moshe Stern Director and CEO	Natalie Tsabary Controller

Approval date of the financial statements: March 9, 2011.

The accompanying notes are an integral part of the financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENT OF COMPREHENSIVE INCOME

		For the year ended on December 31
		2 0 1 0	2 0 0 9	2 0 0 8
	Note	NIS in thousand

Operating expenses and facility maintenance	16	10,128	11,961	16,412
Marketing expenses	17	4,671	5,070	5,559
Administrative and general expenses	18	6,168	6,978	7,468
Other expenses	8	351	-	-

Loss from ordinary activities		(21,318)	(24,009)	(29,439)

Financing income	19	65	112	390
Financing expenses	19	(7,180)	(4,725)	(3,327)

Total financing expenses, net		(7,115)	(4,613)	(2,937)

Loss for the year		(28,433)	(28,622)	(32,376)

Other comprehensive profit (loss)
Translation differences from functional currency to presentation currency		(1,185)	121	(2,030)
Total comprehensive loss for the period		(29,618)	(28,501)	(34,406)

The accompanying notes are an integral part of the financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	For the year ended on December 31, 2010
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total

	NIS in thousand
Balance as of January 1, 2010	1	147,423	-	(3,607)	690	21,578	(135,997)	30,088

Changes in 2010 -
Distribution of bonus shares	1,591	(1,591)	-	-	-	-	-	-
Issuance of shares (see notes 15b(2)(3) and (4))	40	9,838	653	-	-	-	-	10,531
Share-based payment	-	-	-	-	-	1,938	-	1,938
Equity component of convertible loans
(see note 14a(4) and (8))	-	1,996	-	-	-	62	-	2,058
Share-based payment in respect of guarantees received
from shareholders
(see note 14a(4), (9) and (10))	-	-	-	-	-	36	-	36

Loss for the period	1,631	10,243	653	-	-	2,036	-	14,563
Capital reserve in respect of translation differences	-	-	-	(1,185)	-	-	-	(1,185)
Loss for the year	-	-	-	-	-	-	(28,433)	(28,433)
Total comprehensive loss for the year	-	-	-	(1,185)	-	-	(28,433)	(29,618)

Balance as of December 31, 2010	1,632	157,666	653	(4,792)	690	23,614	(164,430)	15,033

 The accompanying notes are an integral part of the financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(cont.)

	For the year ended on December 31, 2009
	Share capital	Premium on shares	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments	Accumulated losses	Total
	NIS in thousand
Balance as of January 1, 2009	1	147,423	(3,728)	690	11,079	(107,375)	48,090

Changes in 2009 -
Share-based payment					3,651		3,651
Equity component of convertible loans
(see note 14a(4) and (8))	-	-	-	-	2,312	-	2,312
Share-based payment in respect of guarantees
received from shareholders
(see note 14a(4), (9) and (10))	-	-	-	-	4,536	-	4,536

Loss for the period	-	-	-	-	10,499	-	10,499
Translation differences in respect of presentation currency	-	-	121	-	-	-	121
Loss for the year	-	-	-	-	-	(28,622)	(28,622)
Total comprehensive loss for the year	-	-	121	-	-	(28,622)	(28,501)

Balance as of December 31, 2009	1	147,423	(3,607)	690	21,578	(135,997)	30,088

The accompanying notes are an integral part of the financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(cont.)

	For the year ended on December 31, 2008
	Share capital	Premium on shares	Capital reserve from translation differences	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments	Equity component of convertible loans	Accumulated losses	Total
	NIS in thousand
Balance as of January 1, 2008	1	143,948	(1,698)	-	5,830	192	(74,999)	73,274

Changes in 2008 -
Expiry of conversion component of '
shareholders loans		192	-	-	-	(192)	-	-
Issuance of shares (net of issue
expenses of NIS 0.2 million)	*	3,283	-	-	-	-	-	3,283
Share-based payment	-	-	-	-	5,249	-	-	5,249
Capital reserve in respect of loans from shareholders	-	-	-	690	-	-	-	690
Loss for the year	-	3,475	-	690	5,249	(192)	-	9,222

Translation differences in respect of presentation currency	-	-	(2,030)	-	-	-	-	(2,030)
Loss for the year	-	-	-	-	-	-	(32,376)	(32,376)
Total comprehensive loss for the year	-	-	(2,030)	-	-	-	(32,376)	(34,406)

Balance as of December 31, 2008	1	147,423	(3,728)	690	11,079	-	(107,375)	48,090

* Less than NIS 1,000

The accompanying notes are an integral part of the financial statements

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENTS OF CASH FLOWS

	For the year ended on December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousand

Cash flows from operating activity
Loss for the year	(28,433)	(28,622)	(32,376)
Adjustments required to present cash flows from operating activity (Appendix)	16,323	16,741	15,793

Net cash used in operating activity (*)	(12,110)	(11,881)	(16,583)

Cash flows from investment activity
Receipt of insurance refunds	-	914	-
Investment in fixed assets	(9)	(1,031)	(1,424)

Net cash used in investment activity	(9)	(117)	(1,424)

Cash flows from financing activity
Short-term credit, net	-	8,927	-
Proceeds from the issuance of shares	11,272	-	3,283
Receipt of loans from shareholders which are convertible into Company shares	-	2,029	3,623

Net cash provided by financing activity	11,272	10,956	6,906

Decrease in cash and cash equivalents	(847)	(1,042)	(11,101)

Balance of cash and cash equivalents at the start of the year	1,168	2,201	14,043
Effect of changes in exchange rates on foreign currency cash balances	(118)	9	(741)

Balance of cash and cash equivalents at end of the year	203	1,168	2,201

(*) Including cash interest payments in the amount of	197	181	392

(*) Including cash interest received in the amount of	24	3	192

The accompanying notes are an integral part of the financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
STATEMENTS OF CASH FLOWS (CONTINUED)

Appendix– Adjustments required to present the cash flows from operating activity

	For the year ended on December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousand

Income and expenses not involving cash flows:

Depreciation and amortization	7,032	7,483	9,030
Increase (decrease) in liability in respect of employee benefits	54	-	(71)
Interest accrued on loans, net	4,137	2,669	664
Loan which became a grant to the CEO of the Company	1,460	1,525	-
Bonus in respect of options to shareholders in connection with
the provision of a guarantee	2,645	1,751	1,724
Other expenses – capital loss from derecognition of fixed assets	351	-	-
Recognition of interest on shareholders' loans against a capital reserve	-	-	690
Share-based payments	1,938	3,651	5,249

	17,617	17,079	17,286

Changes in asset and liability items:

Decrease (increase) in accounts receivable	(51)	(275)	1,221
Increase (decrease) in accounts payable and accruals	(1,243)	(63)	(2,714)

	(1,294)	(338)	(1,493)

	16,323	16,741	15,793

The accompanying notes are an integral part of the financial statements.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	General description of the Company and its operation:

Environmental Energy Resources (Israel) Ltd, (hereinafter – the Company) is engaged in the development of new technology for the treatment of bio-medical waste, municipal solid waste and low and intermediate level radioactive waste.

At the beginning of 2007, the Company completed the construction of a sampling facility in Israel to implement the Company’s technology for thermal treatment and removal of municipal solid waste (hereinafter – the facility) and commenced a year of trial running the system.

At the start of 2008, the Company began depreciating the facility after a successful first year of trial running the system.

In the years 2007-2009, the sampling facility was operated several times.

Regarding the lease of the property on which the sampling facility is located, see note 14(a)(2) below.

The Company has numerous patents, either registered or at various stages of application, relating to its field of activity.

b.
As of the date of approval of the financial statements, the Company has no revenues and has a negative cash flow from operating activity, a working capital deficiency, continued dependence on short-term credit and continued operating losses.

To continue its current operations the Company is dependent on obtaining additional financing resources from existing and/or external shareholders. Greenstone Industries Ltd, one of the Company's main shareholders (hereinafter – "Greenstone") has undertaken to provide the Company with additional financing as may be required to ensure its continued operation on a smaller scale, which does not include extensive business development in the foreseeable future, as this term is defined in Opinion 58 of the Institute of Certified Public Accountants in Israel and in IAS1. The said undertaking is subject to the approval of Greenstone's institutions pursuant to the law at the time being in force, in accordance with the financing needs of the Company.

On December 12, 2010 Greenstone announced that it has entered into an agreement with Aviv Tzidon and the company he controls (hereinafter – “the sellers”), unrelated parties to Greenstone and/or the Company, pursuant to which Greenstone extended a loan to the sellers, jointly and severally, while at the same time the seller gave Greenstone an option, for a three month period, to purchase their shares (controlling shares) in R.V.B. Holdings Ltd (hereinafter – “RVB”).

RVB is a public Israeli company whose shares are listed for trading on the OTC Bulletin Board (“OTCBB”). In November 2009 RVB sold its entire operations and since then RVB has no business operation and most of its assets are cash and cash equivalents.

To the best of the Company’s knowledge, Greenstone is exploring the possibility to integrate the Company’s operations into RVB, if and insofar as the option is exercised.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continued):

If the plan to integrate the Company’s operations into RVB is completed and/or the Company raises capital from other sources, as aforesaid, which are sufficient to finance its daily activities, Greenstone’s undertaking to provide financing for the Company's continued operation will be revoked.

In addition, based on past experience, the Company has also been able to raise capital from existing and/or external shareholders, which were adequate to finance its daily operations. These, among others, include investments by Greenstone and a group of private investors, in the amount of $2 million in January 2010 (see note 15(b)(2)), U-Trend’s investment in July 2010 in the amount of $4 million (see note 15(b)(4)) and financing from Greenstone at the start of 2011 (see note 23).

c.
During 2010 Greenstone and the Company submitted a draft prospectus to the Securities Authority and the Tel Aviv Stock Exchange Ltd for the public offering of securities of the Company and the distribution of Company shares held by Greenstone as dividend in-kind to the shareholders of Greenstone ("the prospectus"). As of the date of this report, Greenstone and the Company decided, at this stage, to suspend the publication of the prospectus.

d.	Definitions:

The Company	-	EER – Environmental Energy Resources (Israel) Ltd.
Interested parties	-	as defined in the Securities Law, 5728-1968 and the regulations stipulated thereunder
Related parties	-	As defined in IAS 24
Controlling shareholders	-.	as defined in the Securities Regulations (Annual Financial Statements), 5771-2010
CPI	-	The Consumer Price Index, as published by the Central Bureau of Statistics.
Dollar	-	United States dollar

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Declaration regarding the implementation of International Financial Reporting Standards (IFRS):

The Group's financial statements were prepared in accordance with International Financial Reporting Standards (hereinafter – "IFRS") and the clarifications thereto which were published by the International Accounting Standards Board (IASB). The main accounting policies set forth below were consistently applied to all accounting periods presented in these financial statements, with the exception of changes in the accounting policy arising from the implementation of standards, amendments to standards and new interpretations that have entered into effect on the date of preparation of the financial statements, and which are specified in Note 3a.

b.	The financial statements are drawn up in accordance with Securities Regulations (Annual Financial Statements), 5771-2010 (hereinafter – "Regulations of Financial Statements").

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Presentation of the statement of financial position

The Company’s assets and liabilities in the statement of financial position are classified according to current and non-current items. The Company’s operating cycle period is 12 months.

d.	Basis for the preparation of the financial statements:

The financial statements were prepared on the basis of the historical dollar cost, except for:

•
Financial assets and liabilities (cash and cash equivalents, deposits, short-term receivables, accounts payable and accruals and loans) are measured at a depreciated cost which is not materially different from their fair value.

•	Fixed assets and intangible assets are presented at the lower of the historical cost, net of accumulated depreciation and the recoverable amount.

•	Liabilities in respect of employee benefits, as specified in note 2t.

•	Share-based payments are measured in note 2r. below and are recognized in the income statement over the vesting period of the instruments that were granted.

e.	Analysis of the expenses recognized in profit or loss

The Company’s expenses in the statement of comprehensive income are presented based on the nature of expenses within the entity.

f.	Foreign currency:

(1)	Functional currency and operating currency:

The currency of the main economic environment in which the Company operates is the US dollar (hereinafter – "the functional currency"). The Company elected to present the financial statements in shekels. As for exchange rates and changes therein during the presented periods see note 2v(3).

(2)	Translation of transaction that are not in the functional currency

In the preparation of the financial statements, transactions carried out in currencies other than the Company's functional currency (hereinafter – "foreign currency") are recorded at the exchange rates in effect on the dates of the transaction. At each reporting period, monetary items stated in foreign currency are translated according to the exchange rates in effect at that date; non-monetary items that are measured in terms of historical cost are translated according to the exchange rates in effect at the time of the transaction in connection with the non-monetary item.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Foreign currency (continued):

(3)	The method of recording exchange rate differences

Exchange rate differences (primarily in respect of monetary balances that are not in the functional currency) are recognized in the income statement in the period in which they occurred.

(4)	Translation of the Company's financial statements for the purpose of presentation in NIS

For the purpose of presenting the dollar financial statements of the Company in NIS, the assets and liabilities are expressed in the exchange rates in effect at the balance sheet date. Revenue and expense items are translated according to the average exchange rates during the reporting period, unless there were significant fluctuations in the exchange rates during this period. In this case, the translation of these items is carried out according to the exchange rates on the date of the transactions, and the related translation differences are recognized in shareholders' equity under "capital reserve in respect of translation differences of foreign operations". These translation differences are recognized in the income statement on the date of disposal of the foreign operation in respect of which the translation differences were created.

g.	Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, including short-term bank deposits (up to three months from date of deposit) which are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of investment.

h.	Fixed assets:

A fixed asset is a tangible item, which is held for use in manufacture or the supply of goods or services, or rent for others, which is forecasted to be used for more than one period. The Company presents its fixed asset items according to the cost model.

Under the cost model, fixed asset items are presented in the balance sheet at cost (net of received investment grants), net of accumulated depreciation and less accumulated impairment losses. The cost includes the cost of acquisition of the asset as well as costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Any component of a fixed-asset item having a cost that that is significant in relation to the total cost of the item is depreciated separately. The depreciation is carried out systematically over the estimated useful life of the asset by the straight line method from the time in which the asset is ready for its intended use. In the opinion of the Company's management, no significant residual value is expected at the end of the useful life.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Fixed assets (continued):

The annual rates of depreciation are as follows:

	Useful lives	Depreciation rates
		%
Buildings	12.5	8
Construction and miscellaneous	12.5	8
Plasma, compressors and bellows	12.5	8
Machinery and equipment	12.5	8
Pipelines	12.5	8
Crane and a reactor	12.5	8
Taps and electricity	10	10
Steam boilers	5	20
Furniture and office equipment	3-17, mainly 3	6-33 (mainly 33%)

The depreciation method and the useful life of the asset are reviewed by the Company's management at the end of each financial year. Changes are treated as changes in estimates and accounted for prospectively.

Profit or loss created as a result of the sale or retirement of the asset is determined according to the difference between the proceeds from the sale of the asset and its book value, and carried to the statement of income.

The cost of replacing part of a fixed asset item is recognized as an increase in the book value of that item when incurred, if it is expected that the future financial benefit embodied in the items will flow to the Group and that its cost can be measured reliably. Routine maintenance costs are expensed when incurred.

i.	Liability in respect of costs for dismantling and removing an item and restoring the site on which the asset is located:

The cost of a fixed-asset item includes, among others, costs to dismantle and remove the item and to restore the site on which the asset is located, for which the Company incurred an obligation, when the item was purchased or as a result of the use of this item during a certain period, that is not for the purpose of manufacturing inventory during that period.

a.	Changes in said liability by the end of the period of depreciation of the item will be deducted from or added to the asset during the period in which they occurred.
b.	Changes in said liability deriving from the passage of time are recognized in the statement of income as a financing cost as incurred.

j.	Borrowing costs:

The Company's borrowing costs are recognized in the income statement as they are incurred.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Intangible assets except for goodwill:

Intangible assets are identifiable non-monetary assets that lack a physical entity.

The Company has intangible assets with a definite life.

Intangible assets with a definite useful life are amortized on the straight line basis over its estimated useful life subject to impairment test. The change in the useful life assessment of an intangible asset with a definite life is accounted for prospectively.

The useful life during which intangible assets with a finite useful life (know-how) are amortized is 12.5 years, based, among others, on the remaining life of the main registered patent on said know-how.

The Company's intangible costs are recognized and measured in accordance with the way they were created, as follows:

An intangible asset that has been created internally, as a result of the Company's development activities (or the development stage of an internal project) in respect of know-how for the treatment of waste is recognized, net of investments and participation grants, when all the conditions below have been met:

•	There is a technical feasibility that the asset will be completed, thus making it available for use or sale.
•	The company intends to complete the asset and use it or sell it;
•	The company is capable of completing the asset and using it or selling it;
•	The asset is expected to generate future economic benefits;
•	The company has available technical, financial and other resources for completing the development of the asset and for using or selling the asset; and
•	The development costs that can be attributed to the asset can be reliably measured.

Compliance with the above conditions has been tested in view of the existence of said technology in Russia, economic reviews based on which there is a market for the technology which will allow for economic benefits in the future, the existence of agreements relating to the development that permitted the reliable measurement of development costs and agreements with the shareholders regarding the provision of financing to the Company, which will enable the completion of the development.

When an intangible asset created internally cannot be recognized, the development costs are carried to the income statement as they are incurred.

Intangible assets that were created internally are amortized using the straight line method over their useful life, and are presented at cost, less amortization and any accumulated impairment losses.

Concerning the grants received from the Chief Scientist and royalties paid in respect thereof, see note 2p.

As for the amendment of IAS 7 “Cash flow Statements”, as part of the IASB’s annual improvements project for 2009, see note 3a.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

L.	Impairment of intangible assets except for goodwill (continued):

The company reviews - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of fixed assets and intangible assets.  When such indicators of impairment are present, the company estimates the recoverable amount of the assets in order to measure the amount of impairment loss that was created, if any. When it is not possible to assess the recoverable amount of a single asset, the group estimates the recoverable value of the cash-generating unit to which that asset belongs. Joint assets are also allocated to single cash-generating units if a reasonable and consistent basis for such allocation can be identified. If the joint assets cannot be allocated to single cash-generating units on the said basis, the joint assets are allocated to the smallest groups of cash-generating units in respect of which a reasonable and consistent basis for allocation can be identified.

The recoverable amount is measured in relation to the Company’s value, which is derived from investments in the Company’s capital.

If an impairment loss recognized in previous periods is reversed, the carrying value of the asset (or the cash-generating unit) is increased back to the estimated recoverable amount but not higher than the carrying value of the asset (or the cash-generating unit) that would have existed if an impairment loss had not been recognized in respect thereof in previous periods. The reversal of an impairment loss is immediately recognized in the statement of income.

m.	Financial assets:

(1)	General

Financial assets are recognized in the balance sheet when the Company becomes a party to the contractual terms of the instrument. Where the purchase or sale of an investment are effected under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, the investment is recognized and derecognized on the trade (the date in which the Company has undertaken to buy or sell an asset).

Investments in financial instruments are initially measured at fair value plus transaction costs, except for those financial assets classified as at fair value through profit or loss, where the transaction costs are carried to the income statement.

The Company's financial assets are loans and receivables. The classification is dependent on the nature and purpose of holding the financial asset and it is determined at the initial date of recognition of the financial asset.

As of the Amendment of IFRS 7 "Financial Instruments: Disclosure", see note 3c.

As for the Amendment of IAS 39 "Financial Instruments: Recognition and Measurement", as part of the IASB's annual improvements project for 2009 regarding the scope of the standard, see note 3a.

As for the publication of IFRS 9 "Financial Instruments", see note 3c.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Financial assets (continued):

(2)	Loans and receivables

Deposits, loans and other receivables with fixed or determinable payments that are not quoted in an active market, are classified as loans and receivables. The value of these financial assets is not materially different than their fair value.

(3)	Impairment of financial assets:

Financial assets, other than those classified at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been adversely impacted.

Indicators of impairment may include:

•	Significant financial difficulties by the issuer or the debtor;
•	Failure to meet the current payments of the principal or interest;
•	Expectation that the debtor will face bankruptcy or reorganization of his debts.

If in a subsequent period the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss up to the extent of the initial impairment.

Such reversal of the impairment loss is limited in amount, such that the book value of the investment in the asset on the date on which the impairment loss was reversed shall not exceed the amount of the depreciated cost of the asset that existed on that date had the impairment not been previously recognized.

The carrying value of all financial assets is amortized in respect of impairment losses.

n.	Financial liabilities and equity instruments issued by the Company:

(1)	Classification as a financial liability or an equity instrument

Non-derivative financial instruments are classified as either financial liabilities or as equity instrument in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the amount of the proceeds received, net of direct issue costs.

Financial liabilities of the Company are measured in accordance with their classification as other financial liabilities, at amortized cost (not at fair value through profit or loss).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Financial liabilities and equity instruments issued by the Company (continued):

(2)	Loans convertible into shares of the Company

Loans convertible into shares of the Company, the principal and/or interest payments in respect thereof are not linked to a currency other than the functional currency, or the Consumer Price Index, constitute a hybrid financial instrument. On the date of receipt of the loans with a conversion option, the convertible loan components are separated, while the liability component is presented under long-term liabilities and the equity component is presented under shareholders' equity. The fair value of the liability component is determined based on the acceptable interest rate in a market of financial instruments with similar characteristics, which do not include a conversion option. The remaining proceeds in respect of the convertible loans are attributed to the conversion option therein and are presented in the shareholders' equity under "equity component of convertible loans". This component is recognized and included in the equity and is not re-measured during subsequent periods. The issue costs are allocated relative to the components of hybrid financial instrument in accordance with the allocation of the proceeds.

(3)	Options to purchase Company shares

a.
Proceeds from the issuance of options to purchase Company shares, which confer upon their holder the right to acquire a fixed number of ordinary shares in return for a fixed amount of cash, are presented in shareholders’ equity under “Receipts on account of options”. For this matter, an exercise price which varies at each possible exercise date, but at the issuance date, it was possible to determine the exercise price at each exercise date, is accounted as a fixed price.

b.
Proceeds from the issuance of option to purchase Company shares, which confer upon their holder the right to acquire a fixed number of ordinary shares in return for a variable amount of cash, are presented under current liabilities, and are classified as liabilities at fair value through profit and loss. In this respect, the exercise amount linked to the Consumer Price Index or to foreign currency is considered a variable amount.  Regarding the accounting treatment of financial liabilities at fair value through profit and loss, see note 15(b)(4).

As for the amendment of IAS 32 “Financial Instruments: Presentation”, regarding the classification as equity (under certain conditions) of rights to acquire equity instruments stated in a currency which is not the Company’s functional currency, see note 3c.

(4)	Financial liabilities at fair value through profit and loss

A financial liability is classified at fair value through profit and loss if it is held for trading purposes or designated as a financial liability at fair value through profit and loss.

The Company’s financial liabilities, which are included in this category, include options for the purchase of Company shares at an exercise price linked to the Consumer Price Index and/or foreign currency and derivatives on equity instruments of the Company.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

n.	Financial liabilities and equity instruments issued by the Company (continued):

(4)	Financial liabilities at fair value through profit and loss (continued):

A financial liability is classified as held for trading purposes if:

•	It was primarily created for the purpose of repurchase in the near future; or
•	It constitutes part of a portfolio of identifiable financial instruments, which are jointly managed by the Company, which have a proven pattern of generating profits in a short period; or
•	It is a non-designated derivative, which is effective as a hedge instrument.

Financial liabilities at fair value through profit and loss are presented at fair value. Each profit or loss arising from changes in fair value is recognized in profit or loss. The net profit or loss, which is recognized in the statement of income, includes interest paid in respect of the financial liability. On the date of initial recognition transaction costs are included in the statement of income.

(5)	Other financial liabilities

Other financial liabilities (credit, loans, accounts payable) are initially measured at fair value, net of transaction costs. The value of these financial liabilities is not materially different than their fair value.

(6)	Interest-free loans from shareholders

A loan received is presented on the initial recognition date at fair value, while the difference between the amount of the loan and its fair value is carried to shareholders' equity.

Regarding the accounting treatment of said loans, see note 11.

(7)	Splitting proceeds from the issuance of a block of securities

When issuing a block of securities, the proceeds are allocated to the various components of the block as follows: The proceeds are first allocated to financial liabilities measured at fair value through profit and loss and to other financial liabilities, which are measured at fair value only on the date of initial recognition, while the remainder is allocated to equity instruments. When the block of securities includes hybrid financial instruments, the other financial liabilities are recognized at the amount of the difference between the hybrid instrument and the fair value of financial liabilities measured at fair value through profit and loss. When several equity instruments are issued as part of a block of securities, the proceeds of the block is attributed in accordance with their proportionate fair value. The fair value of each component of the block which is measured at fair value as aforesaid is determined based on the market price of the securities close to the date of issue. Issuance costs are allocated between each one of its components proportionately to the value determined for each issued component. Issue costs allocated to financial liabilities measured at fair value through profit and loss are recognized in the statement of income on the date of issue. Issuance costs allocated to other financial liabilities are presented as a deduction from the liability and are recognized in the statement of income using the effective interest rate. Issuance costs allocated to equity instruments are presented as a deduction from the equity.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

o.	Leasing of real estate by the Company

Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease.

Regarding the amendment to IAS 17 “Leases” as part of the IASB’s annual improvements project for 2010, see note 3a.

p.	Government grants and grants from the Chief Scientist

Grants received from the Chief Scientist (prior to the Amendment to IAS 20), which the Group is required to repay with the addition of interest payments, provided the conditions associated with the grant are met, and which do not constitute forgivable loans, are recognized on the date of initial recognition, the amount to be repaid is presented as a liability at its nominal value without reflecting the benefit that arises from the capitalization of the grant at a capitalization rate that reflects the level of risk of the research and development project.

q.	Provisions:

A provision is recognized if, as a result of a past event, the group has a present legal or constructive obligation as a result of past event, and it is probable that an outflow of economic benefits, which can be estimated reliably, will be used to settle the obligation.

The amount recognized as a provision, reflects management's best estimate of the amount required in order to settle the obligation on the balance sheet date, whilst taking into account the risks and uncertainties connected with the obligation. When the provision is measured using the forecasted cash flows in order to settle the liability, the book value of the provision is the current value of the forecasted cash flows.

When the entire amount or a portion thereof, which is required to settle the commitment at the balance sheet date is expected to be reimbursed by a third party, the Group recognized the asset, in respect of said reimbursement, up to the amount of the recognized provision, only when it is virtually certain that the indemnification will be received and that it can be reliably measured.

r.	Share-based payments:

Share-based payments to employees and others who provide similar services, which are settled in equity instruments of the Group, are measured at fair value on the grant date. On the grant date, the Company measures the fair value of the granted equity instruments by using the Black and Scholes model. If the equity instruments granted to them have not vested until these employees have completed a defined period of service, have met performance conditions or defined market conditions are met, the company recognizes the share-based payment transactions in its financial statements over the vesting period against an increase in its shareholders' equity, under "Capital reserve in respect of share-based payment". At each balance sheet date, the Company estimates the number of equity instruments that are expected to vest. Any change in the estimate relative to previous periods is recognized in the income statement over the remaining vesting period.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

r.	Share-based payments (continued):

In share-based payment transactions that are settled in equity instruments, which relate to a guarantee provided by the shareholders, the expense in respect of the guarantee received and the corresponding increase in the shareholders' equity are presented at the value of the equity instruments granted on the date the guarantee was provided, by using the Black and Scholes model, and is recognized the income statement over the period of the guarantee.

s.	Taxes on income

In view of losses for tax purposes accrued by the Company and given the fact that as of the reporting date there was no certainty as to the realization of these losses in the foreseeable future, the Company does not recognize deferred taxes in respect of carry-forward losses and in respect of temporary differences in the value of certain assets and liabilities, between the financial reporting and reporting for tax purposes.

t.	Employee benefits:

(1)	Post-employment benefits

In accordance with labor laws and labor agreements in Israel and in line with the Company's practices, the Company is required to pay severance pay to dismissed employees, and in some cases, to employees that resign from their employment voluntarily.

The Company has defined benefit plans in accordance with Article 14 of the Severance Pay Law. In respect of these plans, the actuarial and economic risks are not imposed on the Company. In said plans, during the employment period, an entity makes fixed payments to a separate entity without having a legal or constructive obligation to make additional payments if the fund has not accumulated sufficient amounts. Deposits with the defined benefit plan are included as an expense during the deposit, parallel to receiving services from the employee. The Company makes current deposits with pension funds and insurance companies in respect of its liabilities to pay severance pay to some of its employees.

(2)	Short-term employee benefits

Short-term employee benefits include wages, vacation days, sick leave, convalescence and deposits with the National Insurance Institute, which are paid within one year of the period in which the employee provides the related service. These benefits are recognized as an expense upon the provision of services.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Employee benefits (continued:

(3)	Loan provided to the CEO of the Company

Short-term employee benefits are benefits payable during a period which does not exceed 12 months from the period in which the benefit-entitling service was provided.

Short-term employee benefits in the Company include the Group’s liability in respect of a loan given to the CEO of the Company. These benefits are recognized in the statement of income as incurred. The benefits are measured on a non-capitalized basis which the Company is expected to pay. See also note 7.

u.	Earnings per share

The Company does not include data on the earnings per share in its financial statements since its ordinary shares and potential ordinary shares are not listed, or in the process of listing for trading on public markets.

v.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the last known CPI at the balance date.

(3)	Data in respect of changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of December 31, 2010	3.549	108.0	107.6
As of December 31, 2009	3.775	105.2	105.2

Rate of change
For the year ended December 31, 2010	(5.99)	2.7	2.3
For the year ended December 31, 2009	(0.71)	3.9	3.8
For the year ended December 31, 2008	(1.14)	3.8	4.5

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – NEW FINANCIAL REPORTING STANDARDS AND PUBLISHED NTERPRETATIONS TO THESE STANDARDS:

a.	New standards and interpretations that came into effect, which do not affect the current and/or previous accounting periods:

The following new standards, interpretations and amendments, which came into effect in 2010 do not have a material impact on the current reporting period and/or prior periods, but may have an affect on future periods.

•	Amendment to IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the designation of exposure to inflationary risks as hedged items

The Amendment, inter alia, determines that changes in cash flows arising from exposure to inflationary risks, can be designated as hedged items. In addition, the Amendment determines that the intrinsic value, in contrast to the time value of acquired options, qualifies as a hedging instrument of a single-party risk arising from a projected transaction. The Amendment is to be applied retroactively for annual reporting periods commencing on or after January 1, 2010.

•	Amendment to IAS 1 "Presentation of Financial Statements"

Pursuant to the Amendment to IAS 1 "presentation of financial statements", the liability component of an instrument which, as elected by the counter-party, can be settled by the issue of the entity's equity instruments, is to be classified as current or non-current based on the settlement date by way of the transfer of cash or other assets and not based on the settlement date by way of conversion. The Amendment is to be applied retroactively for annual reporting periods commencing on or after January 1, 2010.

•	Amendment to IAS 7 "Statements of Cash flows"

The Amendment to IAS 7 clarifies that only expenses that lead to an asset being recognized in the statement of financial position can be classified as cash flows used in investment activity. The Amendment is to be applied retroactively for annual reporting periods commencing on or after January 1, 2010.

•	Amendment to IAS 17 "Leases"

The Amendment to IAS 17 determines that land leases will be classified as a financing lease or operating lease using the general principles set forth by the standard. The Amendment is to be applied for annual reporting periods commencing on or after January 1, 2010. The Amendment is to be applied retroactively for existing leases when the required information is available on the date of commencement of the lease. When the required information is not available, land leases will be re-examined on the date of adoption of the standard.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – NEW FINANCIAL REPORTING STANDARDS AND PUBLISHED NTERPRETATIONS TO THESE STANDARDS (continued):

a.	New standards and interpretations that came into effect, which do not affect the current and/or previous accounting periods (continued):

•
Amendment to IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the scope of the standard, the date of classification of profits and losses of hedging instruments and an early repayment option in debt instruments).

Amendment to IAS 39 “Financial Instruments: Recognition and Measurement” establishes certain revisions in the scope of the Standard. In addition, the Standard prescribes that the date of classification to profit and loss of gains and losses attributed to the hedging instrument in a cash flow hedge will be made on the date on which the projected cash flows affected the profit and loss. These amendments are to be applied on a prospective basis to all valid contracts for annual reporting period commencing on or after January 1, 2010. The Amendment also includes a clarification regarding the accounting treatment of a pre-payment option embedded in a debt contract, regarding the separation of an embedded derivative. The Amendment to is applied retroactively for annual reporting periods commencing on or after January 1, 2010.

b.	New standards and clarifications which have been published but are not yet in effect and have not been adopted early by the Group, which are expected or may have a material effect on future periods:

•	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments"

The interpretation determines the accounting treatment for financial liabilities extinguished with equity instruments and states that when such an event occurs, the liability will be extinguished, while the difference between its carrying amount on that date and the fair value of the consideration paid, which is measured at the fair value of the issued equity instruments, will be recognized in the statement of income.

The interpretation is to be applied retroactively to annual reporting periods commencing on or after January 1, 2011.

At this stage management is unable to estimate the effect of this interpretation on its financial position and operating results.

c.
New published standards and clarifications, which have been published but are not yet in effect and have not been adopted early by the Group, and which are not expected to have a material impact on the financial statements:

•	IFRS 9 "Financial Instruments"

The new Standard sets forth provisions for the classification and measurement of financial assets and liabilities. The Standard prescribes that all financial instruments are to be accounted for as follows:

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – NEW FINANCIAL REPORTING STANDARDS AND PUBLISHED NTERPRETATIONS TO THESE STANDARDS (continued):

c.
New published standards and clarifications, which have been published but are not yet in effect and have not been adopted early by the Group, and which are not expected to have a material impact on the financial statements (continued):

•	IFRS 9 "Financial Instruments" (continued):

▪
After initial recognition, debt instruments are to be classified and measured at amortized cost or at fair value through profit and loss. The measurement model will be determined taking into account the entity’s business model regarding the management of financial assets and in accordance with the characteristics of the projected cash flows generated by the same financial assets.

▪
A debt instrument, which according to the tests has been measured at amortized cost, can be designated at fair value through profit and loss only if the designation removes an inconsistency in recognition and measurement, which would have been created had the asset been measured at amortized cost.

▪	Capital instruments are to be measured at fair value through profit and loss.

▪
Upon initial recognition, capital instruments can be designated at fair value when profits or losses are recognized in other comprehensive income. Such designated instruments shall no longer be subject to impairment tests and any profit or loss in respect thereof will not be transferred to the statement of income, including upon the disposal thereof.

▪
Embedded derivatives in financial assets will not be separated from the host contract. Instead, hybrid contracts are to be measured in their entirety at amortized cost or at fair value, in accordance with the business model tests and projected cash flows.

▪	Debt instruments will be reclassified from amortized cost to fair value and vice versa only when the entity changes its business model for the management of financial assets.

▪
Investments in equity instruments, without a quoted market price, including derivatives on these instruments, will always be measured at fair value. The alternative of measuring at cost under certain circumstances has been cancelled. At the same time, the Standard states that under specific circumstances, cost can be an adequate estimate of fair value.

The Standard also prescribes the following provisions regarding financial liabilities:

▪
The change in the fair value of a liability that upon initial recognition is designated at fair value through profit and loss, which is attributable to changes in the credit risk of the liability, is directly recognized in other comprehensive income, unless this recognition creates or increases accounting mismatch.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – NEW FINANCIAL REPORTING STANDARDS AND PUBLISHED NTERPRETATIONS TO THESE STANDARDS (continued):

c.
New published standards and clarifications, which have been published but are not yet in effect and have not been adopted early by the Group, and which are not expected to have a material impact on the financial statements (continued):

•	IFRS 9 "Financial Instruments" (continued):

▪	When the financial liability is repaid or extinguished, the fair value amount that was recognized in other comprehensive income will not be classified to profit or loss.
▪
All derivatives, whether assets or liabilities, are to be measured at fair value, including a derivative financial instrument that constitutes a liability, which is related to an unquoted equity instruments, whose fair value cannot be measured reliably.

The provisions of the standard are to be applied retroactively, with certain exceptions as specified in the Standard, to annual reporting periods commencing on or after January 1, 2013. Early adoption is permitted. Entities that opted for early application of the standard prior to January 1, 2012, are entitled not to apply the standard retroactively. In addition, subject to the Standard’s transitional provisions, early adoption of the said provisions may be applied to financial assets only without the adoption of said provision to financial liabilities.

•	Amendment to IAS 32 "Financial Instruments: Presentation"

The Amendment stipulates that derivative instruments that were issued as part of the issue of rights to existing shareholders, which allow the holder to buy a fixed number of equity instruments in return for a fixed amount of cash or another financial asset, which is stated in a currency that is not the entity's functional currency, will be classified as equity instruments only, provided the rights have been offered to all the holders of the entity's equity instruments, pro rata to their holding rate. The Amendment is to be applied retroactively for annual reporting periods commencing on or after January 1, 2011.

The Company’s management estimates that the implementation of this interpretation does not have a material impact on the Company’s financial statements.

•	Amendment to IAS 1 "Presentation of Financial Statements"

The Amendment to IAS 1 "Presentation of Financial Statements", prescribes that items of other comprehensive income are to be presented in the statement of changes in shareholders equity or in the notes, in accordance with the Company’s accounting policy. The Amendment is to be applied retroactively for annual reporting periods commencing on or after January 1, 2011.  Early adoption is permitted.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – NEW FINANCIAL REPORTING STANDARDS AND PUBLISHED NTERPRETATIONS TO THESE STANDARDS (continued):

c.
New published standards and clarifications, which have been published but are not yet in effect and have not been adopted early by the Group, and which are not expected to have a material impact on the financial statements (continued):

•	Amendment to IFRS 7 “Financial instruments: Disclosure”

The Standard includes disclosure requirements regarding the entity’s exposure to risks in respect of transfers of financial assets, under which the transferor is left with a certain degree of continued exposure to the assets (“continued involvement”) and regarding transferred financial assets that were derecognized in their entirety, which were carried out close to the end of the reporting period.

The provisions of the Standard are to be applied prospectively as of annual periods commencing on January 1, 2012. Early adoption is permitted. The new disclosures are not required in respect of reporting periods that precede the date of initial application of the Standard.

•	Amendment to IFRS 7 "Financial Instruments: Disclosure"

The Amendment encourages qualitative disclosures in regard to quantitative disclosure, which is required to assist users of the financial statements to create a picture of the nature and extent of the risks arising from financial instruments.

In addition, the Amendment clarifies the level of required disclosure with respect to credit risk and collateral and provides a relief for loans whose terms have been renegotiated. The Amendment is to be retroactively applied to annual reporting periods commencing on or after January 1, 2011. Early adoption is permitted.

NOTE 4 – CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF NCERTAINTY ESTIMATION:

In the Company's accounting policy, which is described in note 2 above, the Company is required in certain cases to use accounting judgment regarding estimates and assumptions in connection with the book value of assets and liabilities that are not necessarily found in other sources. The related estimates and assumptions are based on past experience and other factors which are considered relevant. Actual results may be different than these estimates.

The estimates and assumptions are reviewed by management on a continuous base. Changes to accounting estimates are recognized only in the period in which the change in the estimate was made, provided the change only affects that period, or are recognized in said period and in future periods in cases where the change affects both the current period and future periods.

Accordingly:

•
Each annual reporting period, the Company's management reviews the estimated useful life of the waste treatment facility it owns. This assessment also takes into account the Company’s estimates regarding the likelihood of renewal of the lease agreements for the land on which the said facility is located, see note 8a, an estimate which remained unchanged in 2010. See also note 14(a)(2).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF NCERTAINTY ESTIMATION  (continued):

•
Management continuously reviews the likelihood of recovery of intangible assets (know-how) it has developed, in accordance with the forecasted income from these assets, which is determined based on economic assessments made by the Company.

•
Management exercises discretion in choosing adequate assessment techniques for financial instruments, which have no quoted price in an active market. The assessment techniques used by management are those applied by market participants. The fair value estimate of financial instruments that are not listed for trading in an active market includes several assumptions, which are not supported by observed market rates and prices. For additional details on the assumptions used by the group, see note 15.

NOTE 5 – CASH AND CASH EQUIVALENTS:

Composed as follows:

	Interest rate
	As of December 31	As of December 31
	2 0 1 0	2 0 1 0	2 0 0 9
	%	NIS in thousand

Cash:
In dollars	-	15	681
In shekels	-	46	256

Deposits:
In shekels	1.85%	142	231
		203	1,168

NOTE 6 – ACCOUNTS RECEIVABLE:

Composed as follows:

	As of December 31
	2 0 1 0	2 0 0 9
	NIS in thousand
Debtors (Linked to NIS)
Institutions	80	273
Employees	50	74
	130	347
Accounts receivable
Prepaid expenses	734	496
Others	16	62
	750	558

	880	905

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 7 – LONG-TERM LOAN PROVIDED TO THE CEO OF THE COMPANY (FORMER PRESIDENT OF THE COMPANY):

The loan to the CEO of the Company bears a dollar interest at the rate of LIBOR + 2%. In 2007 an agreement was signed under which the terms of the loan provided by the Company were changed, stipulating that said loan would be repaid by December 31 2014, out of dividends (as defined below) which the CEO will receive from the Company. For the purpose of this agreement, the proceeds from the sale of shares of the Company by a company held by the CEO and dividends that this company will receive from the Company, shall be considered as dividend received by the interested party. The effective interest rate in respect of this loan is the stated interest rate. The Company did not anticipate any deterioration in the expected amounts to be received following the change in terms of the loan.

In February 2009, the agreement with the CEO of the Company was amended, such that the loan shall be repaid under the following conditions

•
25% of the amount of the loan principal with the addition of interest and linkage differentials accumulated until that date will become a grant at the end of each calendar year, from February 1, 2010 and until the end of the employment period (December 31, 2012), provided that employer-employee relations continue to exist between the CEO and the Company. Until the date of this report a total of NIS 2,986,000 was recognized in the statement of income. In addition, the balance of the loan as of December 31, 2010 was NIS 1,746,000, of which NIS 772,000 is presented as a loan extended, as part of current assets.

•
As of December 31, 2011, if the CEO is dismissed by the Company the outstanding loan will become a grant beginning on the date of termination of employer-employee relations between the CEO and the Company and the Company will gross up the outstanding loan, including the interest accrued in respect thereof as required by the law.

•	The Company will gross up the amount of the grant given to the interested party, when and as it may be required by law.

Forgiveness of the loan constitutes a further incentive to Stern to continue his contribution to E.E.R. and to prevent his departure, which could hurt the Company’s activities at a stage when it's success is largely dependent on Stern. On February 1, 2010, 25% of the principal of the loan to the CEO, plus interest and linkage differences accrued up to that date have become a grant. See also note 2(t)(3).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – FIXED ASSETS

a.	Composition and changes:

	Furniture &	Sampling
	equipment	Facility (*)	Total
	NIS in thousand
Cost
As of January 1, 2010	747	72,062	72,809
Changes in the accounting year -
Translation differences	(44)	(4,316)	(4,360)
Additions	2	7	9
Derecognitions	-	(397)	(397)
As of December 31, 2010	705	(**) 67,356	68,061

As of January 1, 2009	748	72,302	73,050
Changes in the accounting year -
Translation differences	(5)	(353)	(358)
Receipt of insurance returns	-	(914)	(914)
Additions	4	1,027	1,031
As of December 31, 2009	747	72,062	72,809

Accumulated depreciation
As of January 1, 2010	567	13,515	14,082
Changes in the accounting year -
Translation differences	(37)	(1,002)	(1,039)
Additions	78	5,418	5,496
Derecognitions	-	(46)	(46)
As of December 31, 2010	608	17,885	18,493

As of January 1, 2009	460	7,894	8,354
Changes in the accounting year -
Translation differences	(2)	(151)	(153)
Additions	109	5,772	5,881
As of December 31, 2009	567	13,515	14,082

Depreciated cost:
As of December 31, 2010	97	49,471	49,568
As of December 31, 2009	180	58,547	58,727

The cost as of December 31, 2010 includes:
Capitalized expenses	-	8,332	8,332
After offsetting a grant from the Chief Scientist of:	-	962	962
Fixed assets set up by the Company	-	67,356	67,356

The cost as of December 31, 2009 includes:
Capitalized expenses	-	8,332	8,332
After offsetting a grant from the Chief Scientist of:	-	962	962
Fixed assets set up by the Company	-	72,062	72,062

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – FIXED ASSETS (continued):

(*)
As of January 1, 2008 and after completing the year of trial running the sampling facility for the treatment of solid waste ("the facility"),  the Company began depreciating the facility as stated in Note 2h.

(**)
Including NIS 51 million in respect of construction components, NIS 6 million in respect of components of the plasma system, compressors, bellows and supportive systems and NIS 2 million in respect of a crane and a reactor.

b.	Charges: see note 22.

NOTE 9 – OTHER INTANGIBLE ASSETS

a.	Composition and changes:

Know-how for
implementing the
waste treatment
technology
NIS in thousand
Cost
As of January 1, 2010	19,493
Changes in the accounting year -
Translation differences	(1,167)
Additions	-
As of December 31, 2010	18,326

As of January 1, 2009	19,523
Changes in the accounting year -
Translation differences	(30)
Additions	-
As of December 31, 2009	19,493

Accumulated depreciation
As of January 1, 2010	3,101
Changes in the accounting year -
Translation differences	(263)
Additions	1,536
As of December 31, 2010	4,374

As of January 1, 2009	1,562
Changes in the accounting year -
Translation differences	(63)
Additions	1,602
As of December 31, 2009	3,101

Depreciated cost as of December 31, 2010	13,952

Depreciated cost as of December 31, 2009	16,392

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 – OTHER INTANGIBLE ASSETS (continued):

b.	The depreciation of intangible assets is presented in the statement of comprehensive income under administrative and general expenses.

c.	Material intangible assets:

The balance includes acquisition and development costs of know-how to implement new technology for the treatment of solid waste, medical waste and low and intermediate radioactive waste.

As of January 1, 2008 and after completing one year of trial running the sampling facility for the treatment of solid waste ("the facility") the Company began depreciating the know-how, as stated in note 2k.

The know-how is depreciated over a period of 12.5 years, based on the remaining useful life of the main patent registered thereto as of the date of commencement of depreciation.

The Company has numerous patents, either registered or at various stages of application, in respect of said know-how.

d.	Additional information:

For additional information, including the review of impairment of other intangible assets, see notes 2k and 2L.

For information on charges see note 22.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUALS:

Composed as follows:

	As of December 31
	2 0 1 0	2 0 0 9
	NIS in thousand

Suppliers (**) (mainly in NIS) Open accounts	287	297
Checks repayable	30	163
Accrued expenses	464	260
Employees and institutions in respect of payroll	811	1,354
Interest payable to shareholders (in dollars)	589	626
Related parties (*)	30	263
	2,211	2,963

(*) Current accounts receivable and payable in shekels

(**) The average credit period provided by suppliers is Net 30, in respect of which the Groupdoes not pay interest. The Group usually pays its suppliers within the credit period.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 11 – CREDIT FROM BANKS AND OTHER CREDIT PROVIDERS:

a.	Composition of financial liabilities measured at amortized cost:

	Annual	Current liabilities		Non-current liabilities		Total
	interest	As of December 31		As of December 31		As of December 31
	rate	2 0 10	2 0 0 9	2 0 10	2 0 0 9	2 0 10	2 0 0 9
	%	NIS in thousand

Banks – loans:
In dollars	0.9-10.9(2)	16,073	16,281	-	-	16,073	16,281

Shareholders- loans:
In dollars	Libor+2 (3)	-	-	15,048	15,645	15,048	15,645

Shareholders – convertible loans:
In dollars	(4)	13,632	13,732	-	-	13,632	13,732
In dollars	(5)	1,767	1,821	-	-	1,767	1,821
Shareholders – total convertible loans		15,399	15,553	-	-	15,399	15,553
Total financial liabilities measured at amortized cost		31,472	31,834	15,048	15,645	46,520	47,479

(1)	Not materially different than the effective interest rate.

(2)
As of the fourth quarter of 2009 - $2 million of the loans provided by a bank have not been renewed, are considered as credit in arrears and bear an irregular interest rate of 10.9% per annum (as of December 31, 2010), which accrued to the loan balance. The Company is negotiating with the bank with respect to the arrangement of the said loans and the terms thereof. See also note 14(a)(14).

(3)	In management's opinion, constitutes the market interest rate. See d. below.

(4)	These loans are renewed annually. The loans bear no interest and on the date of renewal are measured at fair value. See also notes 2n(5) and 14(a)(4)

(5)	These loans are renewed annually and bear interest of LIBOR + 2.5%. See also note 14(a)(8).

b.	Repayment dates as of December 31, 2010:

NIS in thousand

First year (*)	31,472

Non-determined period of repayment	15,048

46,520

(*) The loans are for one year and renewable

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 11 – CREDIT FROM BANKS AND OTHER CREDIT PROVIDERS (continued):

c.	Charges: see note 22.

e.
To finance the Company's business activity, in the past some of its shareholders provided loans that amount to $15 million (prior to the accrual of interest). The shareholders' loans bear interest of LIBOR+2%, which in the Company’s opinion is the market interest rate. Most of the loans were converted on December 31, 2007. The outstanding loans will be repaid in annual installments out of the Company’s cash flows, to be determined by the Board of Directors of the Company.

NOTE 12 – EMPLOYEE BENEFITS:

a.	Composed as follows:

	As of December 31
	2 0 10	2 0 0 9
	NIS in thousand
Short-term employee benefits:
Payroll, wages and social benefits	740	944
Short-term vacation	71	410
	811	1,354

b.	Post-employment benefits:

(1)	Defined benefit plan:

Plans in respect of severance pay

Labor laws and the Severance Pay Law in Israel require the Company to pay severance pay upon dismissal or retirement of employees including those who left under certain other circumstances. The calculation of liability in respect of employee severance benefits is made pursuant to an employment agreement in effect and is based on the employee's wages which, according to management, creates the entitlement to severance pay.

The Company's employees are signed on Section 14 to the Severance Pay Law, 5723-1963, pursuant to which its regular deposits with pension funds and/or insurance policies, exempt the Company from any further liability to the employees, for which said amounts were deposited. The Group deposits 81/3% of the monthly salary of its employees in Plan A. The Group will not have a legal or constructive obligation to make additional payments if the plan does not have sufficient assets to pay the entire employee benefits relating to the employee's service during the current period and in previous periods.

The total amount of expenses recognized in the statement of income in respect of defined benefit plans in the year ended December 31, 2010 is NIS 180,000 (2009:      NIS 250,000, 2008: NIS 310,000).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 12 – EMPLOYEE BENEFITS (continued):

(2)	Additional information:

(a)    Paid vacation days

In accordance with the Annual Vacation Law, 1951, the Company's employees are entitled to several paid vacation days in respect of each year of employment. Pursuant to said law, the number of vacation days per year to which each employee is entitled is determined in accordance with the seniority of said employee.

An employee is entitled, with the consent of the Company, to use the vacation days and accumulate up to 60 vacation days.

An employee terminating his employment before using his accumulated vacation leave is entitled to payment in respect of the balance of vacation leave.

(b)    Paid sick leave

As of December 31, 2010, the Company has 14 employees. Based on past experience, management estimates that in the year ahead about 70 days of paid sick leave will be used.

(c)    Related parties

For information regarding current liabilities in respect of employee benefits given to related parties, see note 21c.

NOTE 13 – INCOME TAX

a.
On February 26, 2008, the Knesset approved the third reading of the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Limitation of Period of Application), 2008 (hereinafter – "the Amendment"), under which the application of the inflation adjustment law will end in the tax year 2007, while as of the tax year 2008, most of the provisions of the Law will be cancelled, with certain clauses remaining in effect as transitional provisions so as to prevent distortions in tax calculations.

Pursuant to the amendment, in the tax year 2008 and thereafter, the adjustment of revenues for tax purposes shall no longer be calculated on a real basis. In addition, the linkage of amounts of depreciation on fixed assets and the amounts of carry forward losses for tax purposes to the CPI shall be discontinued, such that these amounts will be adjusted to the CPI until the end of the tax year 2007, and their linkage to the CPI shall be discontinued as of this date.

On July 23, 2009, the Law for Economic Efficiency (Legislative Amendments for Implementation of the Economic Plan for the years 2009 and 2010), 2009 (hereinafter – “the Arrangements law”), was published. Pursuant to the Arrangements law, corporate tax rates of 27%, 26% and 25% applicable to companies in the years 2008, 2009 and 2010, respectively, will be gradually reduced from 24% in the tax year 2011 to 18% in the tax year 2016.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 13 – INCOME TAX (continued):

b.	The Company has received final tax assessment up until the tax year 2005.

c.	The Company has carryforward tax losses in the amount of NIS 188 million.

d.
In view of the losses for tax purposes and since the Company does not anticipate any taxable income in the foreseeable future, the Company has not recorded deferred tax assets in respect of carryforward losses in the amount of NIS 33 million, and in respect of temporary differences in the value of assets and liabilities between the financial statements and the report for tax purposes in the amount of NIS 14 million.

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES:

a.	Commitments:

(1)
In November 2008, a subsidiary was established in Texas, USA. The Texas Company was established for the purpose of executing an agreement signed in February 2008 (hereinafter – "the Texas agreement") between EER and Primus Security & Consulting LLC, a partnership incorporated in the USA (hereinafter – "Primus").

In January 2009, EER was issued 1,000 shares of the Texas Company which, as of the date of this report, constitute its entire issued share capital.

The Texas agreement covers the establishment of facilities for the treatment of medical waste using the PGM technology within the State of Texas (hereinafter – "the facilities in Texas"), which will be owned and operated by the Texas company, either directly or indirectly. Pursuant to the Texas agreement, Primus was appointed the exclusive representative of EER in the State of Texas, inter alia, to obtain the necessary approvals for operation of the technology in Texas.

As of the reporting date, the Texas company has obtained two of the required permits for the operation of the technology in Texas (an authorization by the Texas Department of State Health pursuant to which a special permit is not required because the technology is widely known, and an air emissions permit). As of the reporting date, the Texas company is in the process of obtaining a permit for the treatment of untreated waste (“Treatment Permit”) for the operation of one of the first facility in Texas, which is designed to treat 7,000 tons of waste per annum ("the first Texas facility"). In the Company’s opinion, the Treatment Permit in connection with the first facility in Texas is expected to be obtained within 6 months from the date of this report. In October 2010 the Texas company acquired, for an insignificant amount, an option for the acquisition of land in Texas, which is suitable for the construction of the first Texas facility, for a consideration of $444,000; the above option may be exercised by the Company until the end of March 2011.

In addition, as of the date of publication of this report, the Texas company is in the process of achieving the necessary investments to acquire land in Texas for building the first Texas facility, and contracting with local hospitals to guarantee the transfer of medical waste to the first facility, once it commences operation.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

In accordance with the Texas agreement, Primus is entitled to a monthly payment of $10,000. In addition, Primus shall be entitled to royalties as follows in connection with the first Texas facility: $50,000 after obtaining the Treatment Permit for the first Texas facility, $200,000 after preparing the grounds for the first Texas facility and $250,000 after operation of the first Texas facility. If additional facilities are built in Texas, Primus shall be entitled to a consideration of up to $350,000 in respect of each additional facility. Should Primus assist in obtaining financing from third parties to build facilities in Texas, it will be entitled to a fee of 6% of the financing amount (if the financing is obtained through investment in capital) or 4% of the financing amount (if financing is obtained through loans).

In addition, under the Texas agreement, Primus shall be entitled to receive up to 10% of the shares which carry rights to receive profits (with no voting right) of the subsidiaries of the Company in Texas, which will be established for the purpose of operating the Texas facilities (“subsidiaries of the company in Texas”); however, if Primus ceases in assisting the Company in Texas with respect to licensing and financing its operations and the controlling shareholder in Primus (which serves as director in the company in Texas) ceases to be a director in the company in Texas by February 2011, Primus shall be entitled to receive only 6.66% of the aforesaid shares of the subsidiaries of the company in Texas. As of the reporting date, no subsidiaries of the company in Texas have been established.

As of the date of the financial statements, the said company has not yet commenced operations.

(2)	The Company has a leasing agreement with a third party for the land on which the sampling facility is located, in respect of which it paid a one-off amount of $90,000.

In 2007 the Company extended the leasing agreement for the area on which the sampling facility was set up in Israel for a period of 5 years, including an extension option for a further period that will end on July 25, 2012. In accordance with the established conditions, the rental price is $60,000 per annum (about $72,000 during the option period). In February 2010, the Company informed the lessor that it wished to exercise the option and in return the lessor informed the Company that he was raising the rent during the option period to NIS 35,000 per month.

In addition to the rental fees and should the facility become commercial, the lessee will be entitled to receive the following proceeds:

(a)
Payment in the amount of 20% of the total profits to be generated from the revenues from the facility, should the facility obtain a legal license for waste treatment, and as long as the facility operates on this property during the leasing period (and thereafter – should an additional period be agreed upon in writing).

(b)	10% of the selling price of the facility is it is sold and remains on the property for an additional leasing period.
(c)	15% of the selling price of the facility – if the facility is relocated to another area.

At the end of the lease period, the Company’s sole obligation will be to dismantle the sampling facility, remove it and vacate the leased land.

The value of embedded derivative in these revenues is not material.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

Certain shareholders have provided guarantees in favor of the lessor to secure the Company's liabilities in regard to the leasing agreement, up to a total of $800,000.

Subsequent to informing the lessor of its desire to exercise the option and extend the agreement from July 17, 2010 to July 15, 2012 (in this section – “the option period”), on June 27, 2010, the Company and the lessor signed an addendum to the lease contract, pursuant to which the monthly rental price in the option period would be NIS 25,000 plus VAT to be paid two years in advance at the start of the option period, for the entire option period. It was further agreed that the iron construction and electricity room, which constitute part of the sampling facility, would be used as collateral to secure the Company’s commitments pursuant to the lease contract, up to a sum of $400,000. The parties also agreed to cancel the guarantees to secure the Company’s obligations under the lease contract, which had been provided by Greenstone, S.R. Accord Ltd (formerly – The Shrem Fudim Group Ltd) or any other company from the S.R. Accord Group Ltd.

In 2008, the Company rented offices in Ramat-Gan (replacing its previous offices) for a period of 5 years including an option that ends on September 30, 2013, and pays annual rent and maintenance fees in the amount of NIS 250,000 linked to the Consumer Price Index.

(3)
In 2007 a subsidiary was established in Russia in order to promote the process of setting up of facilities for radioactive waste and in addition it is entitled, among others, to treat medical waste throughout Russia (where foreign companies are generally not permitted to do so) as well as promote the Company's business elsewhere in the world. The Company holds 74% of the shares of the subsidiary and the remaining shares are held by a third party.

As of the balance sheet date, the said company has not commenced operation.

(4)
At the Company's request, certain shareholders ("the guarantors") have undertaken, for the purpose of securing the receipt of bank loans by the Company, to provide guarantees aggregating $5.5 million ("guarantees"). The distribution of the amount of the guarantees has been determined in accordance with the pro-rata holding of the guarantors in the issued share capital of the Company.

The guarantees give each of the guarantors (separately) the right to invest in the share capital of the Company the amount of guarantees provided therefrom, in whole or in part, at a price of $5.402.4 per share after adjusting the price to distribution of bonus shares, as stated in note 15b(5), (which, as of the date of approval of the financial statements, reflects a pre-money company valuation of $88 million). The guarantors shall have the right to convert the guarantees even if the Company does not exercise the full guarantee amounts.

The guarantors are entitled to a guarantee fee at an annual rate of 2% of the amounts of the guarantee which as of 2009 can be converted, see below.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(4)	Continued:

The Company received loans in the amount of $3.5 million from its shareholders in exchange for receiving some of the aforementioned guarantees. As of January 1, 2008 the loans do not bear interest (as for the charging of a notional interest rate, see note 11). The amount of the aforementioned loans is added to prior guarantee and loan amounts that were given to the Company by the guarantors, such that the entire outstanding guarantees and loans provided in return for the guarantees as of the balance sheet date amount to $5.5 million (the entire amount to which the shareholders have committed).

As aforesaid, the Company received loans aggregating $3.5 million from its shareholders and $2 million guarantees to a bank. See also note 11.

The value of the right to invest in the share capital of the Company, which was computed in accordance with the B&S model, amounted to NIS 3.4 million and was accounted for as a pre-paid expense in respect of the guarantee fee, which is recognized in the income statement of the Company over a period of two years – the period which the Company estimated that the guarantee will be in effect. The parameters used in the calculation of the fair value are: a share price of $5.4024, after adjusting the price to the distribution of bonus shares, as stated in Note 15(b)(5), representing the stock price according to the latest equity offering, an identical exercise price, the expected volatility of companies operating in this field overseas of 20%, the life of the option – two years, (which is the period that the Company estimated the guarantee would be in effect), as aforesaid, and a risk-free interest of 5%.

In March 2009, a renewed agreement was signed between the guarantors to the Company that regulates the issue of loans and guarantees provided by the guarantors to the Company since 2006. Below are the highlights of the renewed agreement:

The distribution of the guarantee amounts was determined in accordance with the percentage of the guarantors' holding in the issued share capital of the Company. The guarantees were provided separately, rather than jointly and separately, such that the Bank can receive payment from each of the guarantors only up to the amount in respect of which the guarantees were provided. The guarantors are entitled to a guarantee fee at an annual rate of 2% of the amounts of the guarantees ("guarantee fees"). In addition, the guarantors have undertaken to indemnify each other in the event that the guarantees provided by one of them are exercised, such that each of the guarantors is liable for a portion of the guarantee amount which was exercised in accordance with their pro-rata share in the guarantees.

The guarantees give each of the guarantors (separately) the right to invest in the share capital of the Company the amounts provided by virtue of the guarantees, in whole or in part, with the addition of the guarantees fee that the guarantors are entitled thereto, in whole or in part, at a price of $5.4024 per share, after adjusting the price to the distribution of bonus shares, as stated in Note 15(b)(5).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(4)	Continued:

The value of the right to invest in the share capital of the Company, which was computed in accordance with the B&S model, amounted to NIS 1.2 million (in addition to the amount that was recognized on the date of the first allocation of the guarantee of NIS 1.2 million) and was accounted for as a pre-paid expense in respect of the guarantee fee, which is recognized in the income statement of the Company over a period of one year – the contractual period. The parameters used in the calculation of the fair value are: price per share of $6.475, after adjusting the price to the distribution of bonus shares, as stated above, representing the price per share in company valuations at that time, an exercise price of $5.4024, the expected volatility of companies operating in this field abroad  -41%, the life of the option – one year, which constitutes the contractual term of the guarantee, as aforesaid, and a risk-free dollar interest of 0.6% per annum.

As for the loans, each of the guarantors has the right to convert the loan principal and interest in respect thereof to shares of the Company ("the conversion right"). The term of the conversion right will end at the earliest of: (a) repayment of the loans; (b) future capital raising by the Company of at least $10 million (except as a result of the conversion of existing loans that are convertible into shares of the Company); (c) Initial Public Offering of securities of the Company; (d) a merger agreement, including the sale of more than 50% of the shares of the Company or the sale of most of its assets and intellectual property rights.

The conversion of the loans will be at a price based on the share price to be determined in the aforementioned future capital raising, IPO or M&A transaction, and in any case at a price that shall not be less than $5.4024 per one share of the Company, after adjusting the price to the distribution of bonus shares, as stated above. If the guarantors do not exercise their right to convert the loans (in whole or in part) to shares of the Company and if the Company does not repay the loans (in whole or in part), then at the end of each calendar year the term of the loans will be extended by one year. Subsequent to the balance sheet date, the guarantors approved the extension of the guarantee for an additional year.

In any case, the loans shall be repaid prior to the distribution of dividends or the repayment of any other loan that was extended to EER by any of its shareholders.

The value of the right to convert the loans to share capital of the Company was calculated as residual, after determining the value of a similar loan without a conversion option (at a discount rate of 15%) amounting to NIS 2 million (in addition to the amount recognized on the date of the guarantee agreement in the amount of NIS 2 million), which is added to the effective interest on the loan and recognized in the Company’s statement of income over a one-year period – the contractual period

During the reporting period, shareholders loans in the amount of $3.5 million and guarantees provided to the Company in the amount of $2 million were renewed. The guarantees give each of the guarantors (separately) the right to invest in the share capital of the Company the amounts provided by virtue of the guarantees, in whole or in part, with the addition of the guarantees fee that the guarantors are entitled thereto, in whole or in part, at a price per share of $5.4024, after adjusting the price to the distribution of bonus shares, as aforesaid.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(4)	Continued:

The value of the right to invest in the share capital of the Company, which was computed in accordance with the B&S model, amounted to NIS 36,000 and was accounted for as a pre-paid expense in respect of the guarantee fee, which is recognized in the income statement of the Company over a period of one year – the contractual period. The parameters used in the calculation of the fair value are: a price per share of $2.946, after adjusting the price to the distribution of bonus shares as aforesaid, representing the effective stock price according to the secondary equity offering on the date of renewal, an exercise price of $5.4024, the expected volatility of companies operating in this field abroad of 29%, the life of the option is one year, which is the period of the guarantee agreement, and a risk-free dollar interest of 0.5% per annum.

The value of the right to convert loans to shares of the Company was calculated as a residual, after determining the value of a similar loan without a conversion option (using a discount rate of 15%), and amounted to NIS 1,772,000, added to the effective interest on the loan, and recognized in the Company’s statement of income over a period of one year – the contractual period. Since the values at which the Company carries out capital transactions have declined compared to the same period in 2009, without a corresponding decline in the conversion price of these loans into shares, part of the capital component is carried to premium on shares in the statement of changes in shareholders’ equity, and in the lenders’ opinion, constitutes an investment in the Company’s capital.

(5)
At the start of 2008, the Company signed agreements with a foreign corporation ("the foreign investor"), regarding an investment in the Company of an aggregate amount of $23.75 million, in consideration for 10% of the Company's share capital. This investment was to be carried out in two stages. During 2008 the parties agreed to amend the agreement. Among others, it was agreed that the amount of the consideration would increase and that part of it would be paid as a fee (such that the net amount of the consideration to the Company would not change materially) and that the full amount of the consideration would be paid to the Company within 120 business days, as of April 17, 2008 ("the investment period"). The Company allotted the trustee the shares that should have been transferred to the foreign investor against payment of the consideration ("the shares intended for the foreign investor").

In October 2008, the foreign investor announced that although he was very interested in investing in the technologies and partnership in the Company's businesses in Russia and worldwide, due to losses it incurred following the global financial crisis it is unable, for now, to make said investment until their financial situation clears up. In light of the aforesaid, and since the investment period has ended, the investments did not take place. Therefore, the Company has decided to forfeit the shares intended for the foreign investor.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(6)
In July 2008, a Memorandum of Understanding ("memorandum of understanding") was signed between the Company and Brigdmart Limited (which operates under the commercial name Gowing & Pursey) ("G&P"), a company that operates in London and engages in the collection, transportation and sorting of domestic and commercial waste.

In November 2008, pursuant to said memorandum of understanding, an agreement was signed between the Company and G&P and William Elliott ("Elliott").

Under the agreement, the Company and G&P will set up a joint company in England ("EER-UK"), in which the Company will hold 75% of the shares of EER-UK, G&P will hold 20% of the shares of EER-UK and the designated manager of EER-UK, Elliott, will hold 5% of the shares of EER-UK.

Under the agreement, it was decided to set up a facility with the capacity to treat 30,000 tons of waste per year. G&P will transfer land to EER-UK in consideration for an agreed cost, which will be suitable for the construction of said facility. The designated space will be suitable for further development when the parties decide to expand the facility.

Under the agreement, G&P has undertaken to provide waste for treatment in the facility for a period of 20 years and pay EER-UK a minimum (ex-works) price of £60 per ton of waste in the first year.

The financing for the construction and operation of the facility in England is to be provided by third parties, while the Company has undertaken to make every effort to obtain such external financing.

On the date of establishment of the UK company, one share of the company (which, as of the date of this report, constitutes the entire issued share capital of the UK company) was allocated to Elliott. Under the UK agreement, the UK company should is expected to issue shares such that the Company holds 75% of the shares of the UK company, G&P holds 20% of the shares of the UK company and Elliott (who is designated to be CEO of the UK company) holds 5% of its shares. As of the date of this report, only one share of the UK company was issued and it is held by Elliot. In May 2010 the Company was informed by Elliot that the UK company was delisted from trading due to non-compliance with reporting requirements.; the parties to the UK agreement will reconsider their plans for the UK company.

As of the reporting date, the UK agreement has expired due to failure to fulfill the suspending condition regarding location of the designated land by G&P. The parties to the UK agreement continue to cooperate in the purpose of promoting the construction of the UK facility, however, no timetables have been established and there is no certainty that this cooperation will generate results. Therefore, as of the reporting date, the UK agreement is immaterial to the Company.

To the best of the Company’s knowledge, during 2010, due to absence of business activities, EER (UK) Ltd, which was established in the UK in August 2008 to carry out an agreement between EER and UK parties who engage in the collection, transportation and sorting of domestic and commercial waste, was delisted from trading.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(7)
Pursuant to an agreement from June 2000 with the Kurchatov Institute (which was amended in February 2002), Kurchatov Institute transferred to the Company the entire know-how that was developed and/or which will be developed in the Kurchatov Institute in connection with technology for the treatment of solid municipal waste through gasification and melting (know-how that constituted the basis for the PGM (Plasma-Gasification-Melting) technology) and the entire intellectual property relating to this know-how, and has also undertaken to provide the Company with scientific and technical assistance in connection with the establishment of an experimental facility that will use this know-how. The Company is obligated to pay royalties to the Kurchatov Institute at a rate of 1% of the proceeds received from the sale of facilities for the treatment of solid municipal waste or medical waste, in Israel or abroad.

(8)
In January 2009, several of the Company’s shareholders ("the lenders") extended the Company a loan of $0.5 million, which bears an annual interest rate of LIBOR+2.5%. The date of repayment is 18 months from the date of extension of the loan (unless it has been converted to shares) and shall be extended by the lenders for additional periods of one year each in the event it is not repaid.

Each of the lenders has the right to convert the principal of the loan and the interest in respect thereof to ordinary shares of the Company. The term of the right will end at the earliest of:
(a)	Repayment of the loan.
(b)	Future raising of capital by the Company of at least $10 million (except as a result of the conversion of existing loans that are convertible into shares of the Company).
(c)	Initial Public Offering by the Company.
(d)	M&A transaction, including the sale of more than 50% of the shares of the Company or the sale of most of its assets and intellectual property rights.

The conversion price of the loan shall be based on the price per share, to be determined in the future capital raising or the IPO or the M&A transaction as aforesaid, and in any case at no less than $8.75146 per share, after adjusting the price to the distribution of bonus shares as stated in Note 15(b)(5), which reflects a pre-money company value of $143 million.

If the guarantors do not exercise their right to convert the additional loan (in whole or in part) to shares of the Company and if the Company does not repay the amount of the additional loan (in whole or in part), then at the end of each calendar year the additional loan term shall be extended by one year. In any case, the additional loan will be repaid before the distribution of dividends or the repayment of any other loan extended to the Company by any of its shareholders.

The above loan was renewed in July 2010 for an additional period of one year in accordance with the loan agreement.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(8)	Continued:

The value of the right to convert the loan to share capital of the Company was calculated as a residual, after determining the value of a similar loan without a conversion option (using a discount rate of 15%), and amounted to NIS 3.0 million which, together with the effective interest on the loan, is included in the Company's statements of income over a one-year period – the contractual period. Since the values at which the Company carries out capital transactions have fallen from the same period of 2009, without a corresponding decline in the conversion price of these loans into shares, part of the capital component is carried to premium on shares in the statement of changes in shareholders’ equity, and in the lenders’ opinion, constitutes an investment in the Company’s capital.

(9)
In May 2009 the board of directors of Greenstone Industries Ltd, one of the shareholders of the Company (hereinafter "Greenstone"), following the approval of Greenstone's audit committee and the approval of the general meeting on July 16, 2009, approved an agreement between Greenstone and the Company, the highlights of which are as follows:

The Company asked Greenstone to provide a guarantee to a banking corporation (hereinafter in this section – "the new guarantee"), in respect of credit extended to the Company by the banking corporation (hereinafter in this section – "the bank") up to an amount equivalent to $1.25 million ("the maximum guaranteed amount"). The amount that Greenstone will effectively guarantee out of the maximum guaranteed amount - "the effectively guaranteed amount".

Greenstone has agreed to provide the new guarantee (the date of the provisions of new guarantee to the bank – "the date of new guarantee") and to secure it – to deposit the effectively guaranteed amount, unless the bank agrees to receive from Greenstone other collateral (hereinafter in this section – "the collateral"), in accordance with an agreement dated May 6, 2009 between Greenstone and the Company (hereinafter in this section – "the guarantee agreement" and "the date of the guarantee agreement", respectively).

The new guarantee and collateral will be effective for a period of 18 months from the date of the new guarantee, and it will be automatically renewed for periods of 12 month each subject to Greenstone's right to inform the Company in writing of the cancellation of the guarantee at least 30 days before the end of the 18-month or 12- month periods, as the case may be, all subject to the Company's repayment prior to the end of each of the said periods of the effectively guaranteed amount and the bank's release of Greenstone from the new guarantee (including the collateral) (hereinafter in this section – "the new guarantee period").

In return for providing the new guarantee and collateral the Company will pay Greenstone a guarantee fee of 2% per annum of the maximum guaranteed amount (hereinafter in this section – "the guarantee fee"), which shall be paid by the Company to Greenstone at the end of the new guarantee period or on the date of exercise of the "investment right" as set forth below (the earlier of the two dates), unless it is included in the proceeds of the new shares as stated below.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(9)	Continued:

If the bank exercises the new guarantee, without derogating from any right or remedy available to Greenstone pursuant to the law or agreement, the Company undertakes to pay Greenstone, within 7 business days from the date of Greenstone's demand, all the amount that Greenstone will pay the bank as well as related amounts to be incurred by Greenstone, including expenses (hereinafter – "the New Guarantee's Obligations").

The Company's current and future obligations ("the guaranteed obligations") to Greenstone, S.R. Accord Ltd, one of the shareholders of the Company (“SRA”), Shrem Fudim Technologies, another shareholder of the Company ("SFT") and to the Korean investor, who is also one of the shareholders of the Company (the above four shall be collectively referred to as "the guaranteed creditors"), including with respect to loans provided to the Company by the guaranteed creditors and their guarantees to loans received by the Company (as stated above and below in this section), are secured by charges on the Company's assets (as defined above), pari passu, between the guaranteed creditors in accordance with the amount of the Company's debt to them ("the participating debts"). It is hereby clarified that the "determining date" as it concerns the amount of the participating debt of each guaranteed creditor will be determined in accordance with the bond for the benefit of a guaranteed creditor or another date to be determined by the court or with Greenstone's written consent ("the determining date for allocation").

The Company's debts to Greenstone in respect of the new guarantee are included in the obligations which are secured by charges on the Company's assets, such that they are to be included in the "pari passu" as part of the participating debts as aforesaid.

During the exercise period Greenstone will have the right to invest up to the maximum guaranteed amount, in its entirety or in part (in accordance with Greenstone's decision), in addition to the amount of the guarantee fee, in its entirety or in part (in accordance with Greenstone's decision), in the share capital of the Company, by way of allocation, based on a "Company valuation for investment" (as it is defined in the agreement).

The value of the right to invest in the share capital of the Company, which was calculated using the B&S model, amounted to NIS 1.0 million and was treated as a prepaid expense in respect of the guarantee fee, which is charged to the Company's statement of income over a period of one and a half years – the contractual period. The parameters which were used to calculate the fair value are: a share price of $6.475, after adjusting the price to the distribution of bonus shares as stated in Note 15(b)(5), which reflects the value per share based on valuations carried out at that time, an exercise price of $6.80669, after adjusting the price to the distribution of bonus shares as aforesaid, (reflecting a company value of NIS 420 million), expected volatility of companies operating in this field abroad – 48%. The life of the option is one and a half years, representing the contractual period of the guarantee, as aforesaid, and a risk-free dollar interest rate of 0.7% per annum. See also section 11 below.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(9)	Continued:

The value of the right to investment in the Company’s share capital, on the date of renewal of the guarantee in 2010, was immaterial.

(10)
In July 2009 the board of directors of Greenstone, following the approval of Greenstone's audit committee and general shareholders' meeting on July 16, 2009, approved an agreement for the provision of an additional guarantee to the bank to secure credit up to an amount equivalent to $1 million, which the bank will extend to the Company, the highlights of which are set forth below:

In return for providing the additional guarantee and collateral to secure it, the Company will give Greenstone rights, as set forth below:

The Company will pay Greenstone a guarantee fee of 2% per annum of the maximum guaranteed amount (hereinafter – "the guarantee fee").

If the bank exercises the additional guarantee, then without derogating from any remedy or right available to Greenstone vis-à-vis the Company pursuant to the law or agreement, the Company must indemnify Greenstone, within seven days from the date of Greenstone's first request, in respect of the full amounts which Greenstone incurred following the exercise of the guarantee, plus the acceptable commercial interest rate on that time from the date of exercise of the additional guarantee by the bank and the date of actual payment by the Company to Greenstone (the above will jointly be referred to as "the indemnification amount"). Up to 30 days after the end of the additional guarantee period (including any extensions thereof), including if the additional guarantee had been exercised, cancelled or expired prior to that date, Greenstone shall have the right to invest in the share capital of the Company, by way of an issue of shares of the Company, up to the maximum guaranteed amount, all or in part (in accordance with Greenstone's decision), with the addition of the guarantee fee, all or in part (in accordance with Greenstone's decision) (hereinafter – "the separate investment right").

The separate investment right will be exercised by Greenstone once until the end of the 30 day period, as aforesaid, based on a company value on the date of the investment notification, which will be the lesser of the following two amounts: (a) 65% of the average company values in initial capital raisings, in cash (that have been completed after the date of provision of the additional guarantee) at a cumulative amount up to the maximum guaranteed amount, against the issue of shares or securities convertible to shares of the Company; or (b) $65 million.

In addition, Greenstone will have the right at any time until the end of the additional guarantee period (including the extensions thereof) to repay the bank directly or the Company so the Company will repay the bank the additional credit extended to the Company, either in its entirety or in part (in accordance with Greenstone's decision) ("the repaid amount" and "the Company's right of repayment", respectively). In this case Greenstone will become a creditor of the Company in respect of the repaid amount, under the same terms the bank had been a creditor of the Company in respect of the additional credit to the Company.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(10) Continued:

In the event that the bank exercises the additional guarantee or Greenstone exercises its right of repayment, it shall be entitled, concurrently or thereafter at any time, to convert the guarantee fee, the indemnification amount or the repaid amount, in its entirety or in part (in accordance with Greenstone's decision) to shares of the Company, by way of issuing Company shares to Greenstone ("the conversion right"). To remove any doubt, the conversion right is in addition to the separate investment right.

The conversion right will be exercised by Greenstone based on the Company value on the date of the conversion notification by Greenstone which shall be the lesser of the two said amounts, mutatis mutandis as the case may be.

In August 2009, the above guarantee was provided against a bank loan.

The value of the right to invest in the share capital of the Company, which was calculated in August 2009 using the B&S model, amounted to NIS 2.3 million and was treated as a prepaid expense in respect of the guarantee fee, which is charged to the Company's statement of income over a one-year period – the contractual period. The parameters that were used to calculate the fair value are: a share price of $6.475, after adjusting the price to the distribution of bonus shares, as stated in note 15(b)(5), which reflects the value per share based on valuations carried out at the time, an exercise price of $4.21367 (reflecting a company value of NIS 65 million), expected volatility of companies operating in this field abroad – 48%. The life of the option is one year, representing the guarantee period, as aforesaid, and a risk-free dollar interest rate of 0.4% per annum. See also section 11 below.

The value of the right to invest in the Company’s share capital, on the date of renewal of the guarantee in 2010, was immaterial.

(11)	The balance of prepaid expenses in respect of guarantees in thousands of NIS:

	31.12.2010	31.12.2009
In respect of section 4 above	-	280
In respect of section 9 above	-	635
In respect of section 10 above	-	1,704
Total	-	2,619

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(12)
Officer liability insurance – further to previous insurance policies, in September 2010 the Company purchased a directors and officers liability insurance policy (in this section – “the policy”), which covers the liability of officers of the Company. The purchased policy has a liability limit of $15 million per claim and cumulatively for the insurance period (in accordance with the terms of the policy), as well as a coverage for legal expenses in Israel in the amount of up to $3 million. The annual premium paid by the Company in respect of the policy totaled $11,000. The policy is effective until August 31, 2011.

The insurance deductible paid by the Company in respect of claims against officers of the Company amounts to $7,500 for claims in Israel and $35,000 for claims in the US and/or Canada. The policy covers the insurance liability in respect of claims filed in and outside Israel, worldwide, including the US and Canada, pursuant to international laws and jurisdictions (the policy is interpreted in accordance with Israeli laws).

(13)	On September 20, 2010 the Company signed a Memorandum of Understanding ("Memorandum of Understanding") with SNC - Lavlalin Engineers & Constructors Inc. (hereinafter – "SLE&C").

To the best of the Company's knowledge, SLE&C is a private company, the subsidiary of SNC – Lavlalin Group Inc., a company whose securities are listed on the Toronto Stock Exchange (hereinafter - "SNCL-G"). To the best of the Company's knowledge, SNCL-G is one the leading engineering and construction corporations in the world.

The Memorandum of Understanding lays out means of cooperation between the Company and SLE&C in projects for solid waste treatment technology ("PGM"), which is owned by the Company (in this section  - "the projects" and "the technology", respectively), whereby the companies will cooperate to promote the projects.

Pursuant to the Memorandum of Understanding, the Company and SLE&C will cooperate to identify projects where the technology can be implemented, submit proposals for the execution, establishment and operation of these projects. If the parties to the Memorandum of Understanding do not reach agreements regarding cooperation in a particular project, then the party interested in promoting the project will be entitled to do so, while the other party will be precluded from taking action.

The Memorandum of Understanding will be effective 30 days after one of the parties notifies the other of the cancellation of the Memorandum of Understanding, or until December 31, 2012, whichever is earlier.

In the Company's opinion, signing the Memorandum of Understanding will give it access to global projects for waste treatment using thermal technology and allow it to implement these projects together with SLE&C, which has extensive experience in providing engineering and project management services

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(14)
Regarding guarantees as stated in section (4) above, to secure a bank loan totaling NIS 8 million, the Company is negotiating with the bank to change the terms of the loan including with respect to collateral, repayment of part of the loan and spreading the remaining loan across a longer time span.

b.	Contingent liabilities:

During 2004 the Chief Scientist approved the Company's application to obtain financial assistance for conducting research and development in connection with the Company's products. The approval was contingent on the Company's compliance with the provisions of the Law of Encouragement of Research and Development in Industry, 1984, and on fulfillment of the terms of the approval that include, inter alia, the payment of royalties in respect of revenues from products developed with the assistance of the Chief Scientist.

As of the balance sheet date, the Company has received grants in the amount of NIS 1.7 million, the liability in respect thereof was recorded in full in accordance with IAS 20.

In August 2010 the Company paid royalties of NIS 0.2 million to the Chief Scientist.

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES:

Share capital:
	As of December 31
	2 0 1 0	2 0 0 9
	Thousand of shares
Ordinary shares of NIS 0.1 par value each:

Registered	50,000,000	391,000
Issued and paid up	16,323,000	15,413

Each share confers to its holder the right to participate in the distribution of dividends, the distribution of the Company's excess assets in the event of liquidation and a single voting right for each share. See also note 15(b)(5).

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES (continued):

a.	Details on stock options granted to employees:

	As of December 31, 2010		As of December 31, 2009
	No. of options	Weighted average of exercise price	No. of options	Weighted average of exercise price

Options granted to employees which are:
In circulation at the start of year	2,323,000	$4.817	2,323,000	$4.817

Granted	500,000	$3.522	-	-

Forfeited	(481,667)	$3.083	-	-

In circulation at the end of year	2,341,333	$4.862	2,323,000	$4.817

In November 2005, 588,000 options were allotted (400,000 of which in exchange for old rights previously conferred) to employees and in the Company and officers (some of whom are interested parties) for the acquisition of up to 588,000 ordinary shares of the Company. The exercise price for each option is $2.7273 per share, after adjusting the price to the distribution of bonus shares.. The options can be exercised immediately and 438,000 options will expire at the end of 5 years from the day of their allotment, 150,000 options have no expiry date. In December 2010, 438,000 options expired.

In addition, 129,000 options were allotted to employees, officers in the Company and others. The exercise price for each option is $6.64894 per share, after adjusting the price to the distribution of bonus shares. Pursuant to the original plan, the options can be exercised in three tranches, except for 63,000 options which have no expiry date. The tranches will vest in 12/06, 12/07 and 12/08, respectively, and will expire at the end of 3 years from the vesting date. The Company has extended the term of the first tranche by one year, such that it will expire in December 2010. In December 2010, 43,667 options from said plan expired.

In December 2006, the Company allotted 323,000 options to officers (some of whom are interested parties in the Company), employees and others, for the acquisition of up to 323,000 ordinary shares of the Company. The exercise price for each option is $5.4024 per share, after adjusting the price to the distribution of bonus shares, as stated below. 71,000 options will vest during a period of 3 years commencing on January 1, 2007, such that each month 2.78% of the allotted options will vest. The remaining options are exercisable immediately upon their allotment day. The options will expire at the end of 5 years. The calculation was based on the stock price in accordance with equity offerings prior to the allocation of said options ($5,400 per share) and the standard deviation of companies operating in this field overseas (about 26%). The calculation also included an interest rate based on the yield on dollar-linked government bonds for a period of 2.5 years, of about 5%, and an option life of 2.5 years (2.5-5.5 years for 71,000 options for which a vesting period exists), which represents the vesting period and half of the period between the end of the vesting period and the end of the option life. The value of the above options is NIS 1 million, which was expensed over the vesting period.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES (continued):

a.	Details on stock options granted to employees (continued):

In January 2007, the Company allotted 226,000 options to officers (some of whom are interested parties in the Company) and employees, for the acquisition of up to 226,000 ordinary shares of the Company. The exercise price for each option is $5.4024 per sharee, after adjusting the price to the distribution of bonus shares. The remaining options are exercisable immediately and will expire 5 years after the day of their allotment. Accordingly, in 2007 the Company recorded an expense of NIS 0.6 million in respect of the above options The parameters used in the calculation of the fair value are a share price of $5.4024, after adjusting the price to the distribution of bonus shares as stated below, representing the stock price according to the last equity offering on that date, an identical exercise price, the expected volatility of companies operating in this field abroad - 26%, the life of the option – 2.5 years, which represents the vesting period and half of the period between the end of the vesting period and the end of the option life and a risk-free interest of 5%.

In August 2007, the Company allotted 510,000 options to officers (some of whom are interested parties in the Company) and employees, for the acquisition of up to 510,000 ordinary shares of the Company. The exercise price for each option is $5.4024 per share, after adjusting the price to the distribution of bonus shares as stated below. The options will vest during a period of 3 years starting from August 1, 2007, such that each month 2.78% of the allotted options will vest. The options will expire at the end of 5 years from the vesting day. The value of the above options which was computed according to the B&S formula is NIS 2.5 million, which is expensed over the vesting period.

The parameters used in the calculation of the fair value consist of a share price of $5.4024, after adjusting the price to the distribution of bonus shares as stated below, representing the stock price according to the equity offering on that date, an identical exercise price, the expected volatility of companies operating in this field overseas - 33%-41%, the life of the option – 2.5-5.5 years, representing the vesting period and half of the period between the end of the vesting period and the end of the option life and a risk-free interest of 5%.

In February 2008, the Company allotted 555,000 options to the CEO of the Company for the acquisition of up to 555,000 ordinary shares of the Company. The exercise price for each option is $5.4024 per share, after adjusting the price to the distribution of bonus shares as stated below. The options will vest during a period of 3 years from the date of allotment, such that each month 2.78% of the allotted options will vest. The options will expire at the end of 5 years from the vesting day. The economic value of each option as aforesaid (according to the Black and Scholes model) is $4,000-4,500. The economic value of all the options was recognized as an expense over the options vesting period. The value of these options, which was calculated based on the B&S formula is NIS 8.5 million, and will be expensed over the vesting period.

The calculation was based on the stock price in accordance with equity offerings made prior to the allocation of said options ($9.1 per share) and the standard deviation of companies operating in this field overseas (30%-33%). The calculation also included an interest rate based on the yield on dollar-linked government bonds for a period of 2.5-5.5 years, of 2.1%-2.8%, and an option life of 2.5-5.5 years, which represents the vesting period and half of the period between the end of the vesting period and the end of the option life.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES (continued):

a.	Details on stock options granted to employees (continued):

In May 2010, the Board of Directors approved an allotment of 500,000 additional options to employees and officers of the Company (hereinafter – “the new options”), of which 300,000 options to the CEO of the Company. The terms of the new options will be identical in every respect whatsoever (including an exercise price of NIS 12.5, unlinked, for each option, and an exercise period to be determined in the prospectus) to the options that will be issued to the public. If the public offering is not completed, the new options will be non-marketable and their terms will be similar to the options which the Company plans to issue to the public, as aforesaid. This resolution was approved by the general meeting of shareholders of the Company, which was held on June 10, 2010. The fair value of the new options, which calculated in accordance with the B&S model, amounted to NIS 0.5 million and was recognized in the Company’s statement of income on the date of allotment. The parameters used in the calculation of the fair value are a share price of NIS 7.647, representing the effective price per share in the equity offering in July 2010, as described in Note 15(b)(4) below, an exercise price of NIS 12.5, and the expected volatility of companies operating in this field abroad - 33%. The life of the option is 4 years, which represents the contractual period of the options and a risk-free dollar interest of 1.35% per year.

During the reporting period the Company recorded a total expense of NIS 3.7 million in respect of these options and options that were previously allotted to employees and officers, in accordance with the provisions of IFRS 2.

Given the aforesaid, as of the date of approval of the financial statements, there are 2,341,333 options that were allotted to employees, officers and others, which constitute 10.3% of the fully-diluted share capital of the Company.

b.	Additional details regarding the share capital and premium on shares:

(1)
In June 2008, the Company signed an agreement to raise capital in the amount of up to $2 million ("the investment"), in consideration for 1.3% of the Company's share capital, representing a Company value of $150 million (prior to the investment). The investment was carried out by a limited partnership ("the partnership"), the partners in which are several investors who are not interested parties in the Company. As of the date of approval of the financial statements, a total amount of $1 million was raised (NIS 3.3 million after issuing costs as aforesaid) and the agreement expired. The broker in this transaction was allotted shares of the Company which, at the date of the offering, constituted 0.03% of the share capital of the Company, such that after said allotment the transaction included an effective price per share of $8.7395, after adjusting the price to the distribution of bonus shares, as stated below, reflecting an effective pre-money company value of $135 million. In addition, the broker in this transaction was paid a fee of $52,000.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES (continued):

b.	Additional details regarding the share capital and premium on shares (continued):

(2)
In January 2010 the Company raised a total of $2 million from Greenstone and from a group of private investors organized by the CEO of the Company (in this section – "the Group of Investors"). Half of this amount was raised from Greenstone and half from the group of investors, at a price of $4.21367 per share, after adjusting the price to the distribution of bonus shares, as stated below ("the 2010 investment"). Greenstone and the Group of Investors completed their investment based on a pre-money company value of $65 million. For the Group of Investors’ share in the 2010 investment, the Company paid the broker a fee of $50,000. In addition, the Company reimbursed Greenstone for expenses totaling $50,000.

Pursuant to agreements between the Company and Greenstone and between the Company and the Group of Investors, it has been determined that if during a period of 12 month from the date of transfer to the Company of the 2010 investment, a minimum cumulative sum of $4 million is invested in the share capital of the company (not from the conversion of existing loans to the Company or existing guarantees for the Company or the exercise of options by existing shareholders) (in this section – "the additional investments") and the weighted average price per allocated share in the additional investment is lower the price of the 2010 investment, i.e. below $4.21367 per share, after adjusting the price to the distribution of bonus shares, as stated below, then at the end of the 12-month period the amount of Company shares allocated to the Company and to the Group of Investors in respect of the 2010 investment will be increased retroactively, in accordance with the difference between the price per share in the 2010 investment and the weighted average price per share in the additional investments, without additional payment by Greenstone or the Group of Investors (in this section – the Ratchet allotment”). This right expired in January 2010. As part of the 2010 investment, Greenstone undertook to vote in the meeting of shareholders of the Company, to amend the Company’s Articles of Association, such that Mazal, one of the shareholders of the Company (“Mazal”) shall be entitled to appoint 3 members of the Company’s board of directors, as long as Mazal (alone or together with the CEO of the Company) holds 20% of the share capital of the Company. In addition, Greenstone agreed to a corresponding change in the Founders Agreement.

Furthermore, Greenstone and the Group of Investors were granted options to invest additional amounts in the Company, up to the 2010 Investment, in consideration for the allocation of shares of the Company at the price per share in the 2010 Investment. These options are exercisable at the earlier of the completion of the first initial public offering by the Company or two years from the date of completion of the 2010 Investment.  The proceeds of the capital raising were allocated between the share capital and the option, such that the option was attributed a total of NIS 609,000. The parameters used in the calculation of the fair value of the option are: a share price of $2.946, after adjusting the price to the distribution of bonus shares, as stated below, representing the effective value per share in the capital raising, as described in (1) above, an exercise price of $4.21367, the expected volatility of companies operating in this field abroad – 41%. The expected life of the option is two years, which constitutes the contractual period and the risk-free dollar interest rate is 0.95% per year.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES (continued):

b.	Additional details regarding the share capital and premium on shares (continued):

(3)
Subsequent to raising $2 million from Greenstone and the Group of Investors, as stated in (2) above, the Company raised a total of $140,000 (in this section – "the investment amount") from several other private investors (in this section – "the investors"). This investment was also made at $4.21367 per share, after adjusting the price to the distribution of bonus shares, as stated below, which reflected a pre-money company value of $65 million. In addition, the Company has undertaken to the investors to make a Ratchet Allotment and gave them an investment option at similar terms to those described in (2) above (subject to adjusting the financial data to the investment amount). This right expired in January 2011. The proceeds of this capital raising were allocated between the share capital and the option, such that the option was attributed a total of NIS 44,000. The parameters used in the calculation of the fair value of the option are: a share price of $2.946, after adjusting the price to the distribution of bonus shares, as stated below, which reflected the effective value per share in the capital raising, an exercise price of $4.21367, expected volatility of 41% for companies operating in this field abroad. The expected life of the option is two years, which constitutes the contractual period and the risk-free dollar interest rate is 0.95% per year.

(4)	On July 22, 2010 an agreement was signed between the Company and U-Trend (hereinafter – "U-Trend" and "the investment agreement", respectively), the highlights of which are set out below:

a.
U-Trend invested in the Company a total of NIS 4 million ("the first part of the agreement") against the allotment of 400,000 shares of the Company and 800,000 non-marketable options (each option shall be exercisable until July 31, 2014 to one share of the Company for an exercise price of NIS 12.5, unlinked).

b.
If by March 31, 2011, the public offering is completed under the conditions stipulated in the U-Trend Agreement, then U-Trend shall be required to invest an additional NIS 12 million in the Company ("the remaining investment"), which will be transferred to the Company over a period of 18 months from the date of completion of the listing of the Company's securities on the Tel-Aviv Stock Exchange Ltd, in quarterly payments of NIS 2 million each ("the quarterly payments"). The quarterly payments will be linked to the Consumer Price Index, provided the linkage addition does not exceed 3% in an annual calculation.

Against each quarterly payment U-Trend will receive 200,000 shares and 400,000 marketable options of the Company, and in total 1.2 million shares and 2.4 million marketable options, subject to the adjustment mechanism stipulated in the U-Trend Agreement, pursuant to which, in some cases, due to a decline in the Company's stock price on the stock exchange (if the public offering is completed), additional shares of the Company will be allotted to U-Trend, for a total amount not exceeding 850,000 shares. In the event of a significant drop in the Company's stock price on the stock exchange, the remaining investment will not be made, in whole or in part.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 – SHARE CAPITAL AND PREMIUM ON SHARES (continued):

b.	Additional details regarding the share capital and premium on shares (continued):

(4)	(Continued):

c.
The U-Trend Agreement stipulates that if Greenstone does not invest NIS 4 million in the Company for the partial repayment of loans taken by the Company from Bank Leumi Le'Israel Ltd, U-Trend shall not be required to make the remaining investment.

d.	The Company will pay U-Trend a fee at the rate of 5% of the investments actually made by U-Trend, plus VAT, including in respect of the first part of the investment, which was paid on July 29, 2010.

e.
Upon the execution of the first part of the investment, and as long as the Company has not become a public company, U-Trend shall be entitled to appoint an observer on the Company's board of directors.

f.
If the listing on the stock exchange is completed, then during a period of up to 18 months from the completion of the listing U-Trend shall be entitled to management fees in the amount of up to NIS 40,000 per month plus VAT.

g.	As of the date of these reports, the Company has decided to suspend the listing, as stated in Note 1c.

h.	The previous agreement signed between the Company, U-Trend and Greenstone on May 12, 2010 was cancelled, without any of the parties making any claims in connection thereto.

As of December 31, 2010 the value of the option is NIS 745,000, and the calculation parameters are an exercise price of $3.52 and expected volatility of 36% for companies operating in the same sector abroad. The life of the option is 3.5 years, which constitutes the contractual period and the risk-free dollar interest rate is 1% per annum. The fair value adjustment of the option created financing expenses of NIS 3,000 during the reporting period.

(5)	On May 25, 2010, the following resolutions were made:

a.
The general meeting of shareholders of the Company decided to adopt a new Articles of Association (including increasing the registered capital to 50,000,000 ordinary shares of NIS 0.1), issue new letters of indemnification and waivers for officers of the Company, as well as purchase a new directors and officers insurance policy.

b.
The Board of Directors of the Company approved the issue of 999 bonus shares in respect of each share of NIS 0.1 p.v. of the Company. The issue of bonus shares was made without consideration in May 2010, as the Company converted some of the share premium to share capital, in accordance with Section 304 of the Companies Law, 1999.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16 – OPERATING AND FACILITY MAINETNANCE EXPENSES:

Composed as follows:

	For the year ended December 31
	2010	2009	2008
	NIS in thousand

Payroll and related expenses	2,420	2,960	4,138
Share-based payment	72	-	-
Car maintenance	321	344	537
Professional services	555	735	2,307
Maintenance of the facility's site	737	1,388	1,116
Depreciation and amortization (*)	5,998	6,370	8,110
Other	25	164	204
Total operating and facility maintenance expenses	10,128	11,961	16,412

(*) See notes 8a and 9c regarding the depreciation of a facility and knowhow for waste treatment as of January 1, 2008.

NOTE 17 – MARKETING AND BUSINESS DEVELOPMENT EXPENSES

Composed as follows:

	For the year ended December 31
	2010	2009	2008
	NIS in thousand

Payroll and related expenses	431	779	926
Share-based payment	916	1,825	2,624
Loan turned into a grant (see note 7)	730	762	-
Management fees (see note 21)	514	567	660
Car maintenance	11	66	132
Professional services	1,759	885	659
Overseas travel	227	160	411
Advertising and commission to agents	83	26	147
Total marketing and business development expenses	4,671	5,070	5,559

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 18 – ADMINISTRATIVE AND GENERAL EXPENSES:

Composed as follows:

	For the year ended December 31
	2010	2009	2008
	NIS in thousand
Payroll and related expenses	389	654	732
Share-based payment	948	1,826	2,625
Loan turned into a grant (see note 7)	730	763	-
Management fees (see note 21)	802	847	936
Car maintenance	93	184	89
Professional services	927	406	825
Office maintenance	869	835	1,047
Depreciation and amortization	1,034	1,113	921
Taxes	10	20	37
Other	366	330	256
Total administrative and general expenses	6,168	6,978	7,468

NOTE 19 – FINANCING INCOME (EXPENSES), NET:

Composed as follows:

	For the year ended December 31
	2010	2009	2008
	NIS in thousand
Financing expenses
Long-term loans	(363)	(428)	(2,417)
Short-term loans	(6,527)	(4,161)	(889)
Others	(287)	(136)	(21)
	(7,180)	(4,725)	(3,327)
Financing income
Long-term loans	41	66	109
Short-term deposits	21	46	195
Others	-	-	86
	65	112	390
	(7,115)	(4,613)	(2,937)

NOTE 20 – FINANCIAL INSTRUMENTS:

a.	Capital management policy

The Company's capital structure consists of debt, which includes the loans described in note 11 “credit from banks and other credit providers” and the shareholders' equity, which includes issued share capital, capital reserves and retained earnings as described in the statement of changes in shareholders' equity.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20 – FINANCIAL INSTRUMENTS (continued):

b.	The main accounting policies

Details on the main accounting policies and the adopted accounting methods, including the terms for recognition, the measurement basis and the basis for recognizing revenue and expenses in connection with each group of financial assets, financial liabilities and capital instruments, are set forth in note 2.

c.	Groups of financial instruments:

	As of December 31
	2 0 1 0	2 0 0 9
	NIS in thousand
Financial assets
Loans and receivables (including cash and cash equivalents)	2,095	4,301

Financial liabilities
Financial liabilities measured at amortized cost	50,571	52,447

Financial liabilities at fair value through profit and loss	745	-

d.	Objectives and policy concerning risk management

The Company's activities expose it to risks associated with various financial instruments, such as: market risks (including currency risks), cash flows risks in respect of interest rate. The Company's risk management plan focuses on activities to minimize any potential adverse effects on the Company's financial performance.

Risk management is carried out by the Company's finance division in accordance with a policy determined from time to time by the board of directors. The finance division identifies and assesses financial risks. The board of directors lays down principles for the overall risk management, as well as the specific policy for exposure to certain risks, such as exchange rate risks, interest rate risks and credit risks.

e.	Currency risk:

The Company also operates in currencies which are not its functional currency (dollar), mainly NIS, and it is exposed to currency risks as a result of changes in exchange rates of different currencies, mainly that of the NIS. The currency risk primarily emanates from current expenses in foreign currency (NIS).

During 2010 there was no change in the Company’s exposure to currency risk or in the way the Company manages or measures the risk.

The carrying values of financial assets and liabilities in foreign currency are set forth in notes 5, 6 and 10, respectively.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20 – FINANCIAL INSTRUMENTS (continued):

e.	Currency risk (continued):

Sensitivity analysis of foreign currency:

A positive figure in the table denotes an increase in the profit or loss or an increase in shareholders' equity when the NIS appreciated against the dollar; or a decrease in the profit or loss and a decrease in shareholders' equity when the NIS depreciates against the dollar.

The effect of a 5% increase (decrease) in the NIS against the dollar (*)

	The effect of the NIS
	As of December 31
	2 0 1 0	2 0 0 9
	NIS in thousand
Profit or loss (**)	175	266

(*)	Represents management's assessments regarding a reasonable change in the exchange rate. The sensitivity analysis was made with respect to the average exchange rate in 2010 and in 2009.

(**)	As of the balance sheet date, balances not in the functional currency were immaterial. Sensitivity analyses were based on expenses in NIS during the period of calculation.

f.	Interest rate risk:

The Company is exposed to an interest rate risk since it extends and takes loans at floating interest rates.

The Company’s exposure to interest rates on financial assets and liabilities are described in the section on liquidity risk management which is set forth below.

During 2010 there were immaterial changes in the company’s exposure to interest rate risk.

Sensitivity analysis of interest rates:

The sensitivity analysis is determined on the basis of exposure to interest rates of financial instruments at the balance sheet date. The sensitivity analysis on liabilities that bear a floating interest rate was prepared under the assumption that the amount of the liability as of the balance sheet date was the same throughout the reporting year.

Assuming that interest rates would have increased (decreased) by 2% and other parameters remained constant, the effect would be as follows (*):

▪
The Company's loss for the year ended on December 31, 2010 would have increased (decreased) by NIS 900,000 (2009: increased (decreased) by NIS 626,000). The change primarily stems from the Company’s exposure to interest rates relative to its loans at a floating interest rate; and,

▪	The shareholders' equity would have increased (decreased) by said amounts.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20– FINANCIAL INSTRUMENTS (continued):

f.	Interest rate risk (continued):

(*)
A 2% change represents management's assessments concerning a reasonable change in the interest rate. The sensitivity analysis was calculated with respect to the Company’s interest-bearing balances as of December 31 of the relevant year.

g.	Liquidity risk management

The ultimate responsibility for liquidity risk management lies with the Board of Directors, which has outlines an appropriate work plan for the management of liquidity risks based on management's requirements for short-term, medium-term and long-term financing and liquidity. The Company manages liquidity risk by maintaining measures, loan measures and by continuously monitoring present and forecasted cash flows. See also note 1.

Risk and liquidity risk tables:

(1)   Financial liabilities that do not constitute derivative financial instruments

As for financial liabilities that do not constitute derivative financial instruments, see note 11 above.

(2)   Non-derivative financial assets

As for non-derivative financial assets, see notes 5, 6 and 7 above.

h.	Fair value of financial instruments:

The financial instruments of the Company mainly include cash and cash equivalents, deposits, accounts receivable, long-term loans provided, short-term credit from banks, accounts payable and accruals and long-term financial liabilities. Due to the nature of said financial instruments, their carrying value approximates their fair value, see below.

(1)
Financial instruments included under current asset items – (cash and cash equivalents, deposits and accounts receivable). The balance sheet value of these current assets as of December 31, 2010 is an approximation of their fair value.

(2)
Financial instruments included under long-term receivables – the fair value of non-marketable loans at a floating interest rate – the balance sheet value as of December 31, 2010 approximates the fair value.

(3)	Financial instruments included under current liabilities – (short-term credit, accounts payable and accruals). The balance sheet value as of December 31, 2010 approximates the fair value.

(4)
Financial instruments included under long-term liabilities – the fair value of non-marketable liabilities at a floating interest rate – the balance sheet value as of  December 31, 2010 approximates the fair value.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 20– FINANCIAL INSTRUMENTS (continued):

h.	Fair value of financial instruments (continued):

For the fair value measurement of its financial instruments, the Group classifies its financial instruments, which are measured in the statement of financial position at their fair value, in accordance with a scale that comprises the three levels below:

Level 1:	Quoted prices (unadjusted) in active markets for identical financial assets and liabilities.

Level 2:	Data which is not quoted prices that are included in Level 1, which are observed directly (i.e., prices) or indirectly (data derived from prices), for financial assets and liabilities.

Level 3:	Data for financial assets and liabilities that are not based on observed market data.

The classification of financial instruments which are measured at fair value, is based on the lowest level, which is used substantially to measure the fair value of the entire instrument.

The Company has a financial instrument that is measured at fair value, options at fair value through profit and loss, at level 3, which as of December 31, 2010, amounted to NIS 745,000.

In respect of this instrument, in 2010 the Company recorded financing expenses of NIS 4,000.

NOTE 21– TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

a.	Transactions with interested parties and related parties:

On February 1, 2010 the Company's CEO at that time announced the termination of his employment at the Company. Thus, his employment at the Company ended on April 12, 2010 and the President of the Company was appointed in his place.

The Company and some of its shareholders have an agreement for the provision of management services. In addition, the Company has agreements for the receipt of loans and guarantees from its shareholders.

•
Agreement with the CEO of the Company – the employment agreement stipulates that as of July 1, 2009 the Company would pay Stern and a company he controls wages and management fees, whose total cost to the Company would be NIS 105,000 a month (half of which as monthly salary and half as management fees), linked to the Consumer Price Index of December 2008 (in this section – “the monthly payment”). As of July 2009, the agreement was amended such that the monthly payment was reduced by 25%, i.e. to NIS 82,000 a month in December 2010 NIS, and as of May 2010, the CEO would be reimbursed by NIS 5,000 a month for car expenses. In addition, it was agreed that there would not be any employer-employee relations between the Company and the CEO. The effect on the Company’s profit and loss and/or shareholders’ equity, if the new wages applied in prior period, is immaterial. The amendment of the said agreement was approved at the general meeting of shareholders of the Company on June 10, 2010.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 21 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (continued):

a.	Transactions with interested parties and related parties (continued):

•
In February 2002 the Company and Greenstone entered into an agreement (in this section – “the management agreement”) for the provision of management services to the Company, office services, accounting services and office space, in accordance with the Company’s needs as they shall be from time to time (in this section – “the services’). In return for the services, the Company has undertaken to pay a total of NIS 20,000 a month (plus VAT) linked to the Consumer Price Index (in this section – “the management fees”), as of January 2002. The term of the management agreement was set at one year, at the end of which the agreement will be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party. From the end of 2004 to December 31, 2010, services were provided by SRA and management fees were paid to them, and as of January 1, 2011 the services are provided by Leader Holdings and Investments Ltd (the parent company of Greenstone; “Leader”), and the management fees are paid to Leader.

•	Regarding a loan provided to one of the shareholders, see note 7.

•	Regarding options granted to an interested party, see note 15a.

b.	The amounts recorded in respect of transactions with interested parties and related parties are presented below:

	For the year ended December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousand
Management fees to the CEO of the Company (excluding share-based payment)	1,028	1,131	1,320

Loan to the CEO of the Company which became a grant	1,460	1,525	-

Payroll expenses in respect of former CEO	348	791	868

Management fees to SRA	288	280	276

Share-based payment to the CEO	1,643	3,312	4,548

Financing expenses	5,794	4,136	3,261

Financing income	41	66	109

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 21 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (continued):

c.	Balances with interested parties and related parties:

	As of December 31
	2 0 1 0	2 0 0 9
	NIS in thousand

Outstanding loan to the CEO of the Company (see note 7)	1,746	2,724

Long-term loans (see note 11)	15,048	15,645

Short-term convertible loans – see notes 14a(4) and 14a(8)	15,399	15,553

Accounts payable and accruals (see note 10)	619	889

d.	As to guarantees and loans extended by shareholders, options to interested parties and additional information, see also notes 14a and 15.

e.	Remuneration of key executives:

	For the year ended December 31
	2 0 10	2 0 0 9	2 0 0 8
	NIS in thousand

Short-term benefits	2,579	3,356	3,949
Share-based payment	1,797	3,535	4,937
	4,376	6,891	8,886

NOTE 22 – CHARGES AND COLLATERAL

a.
The Company registered three charges unlimited in time to ensure compliance with the conditions related to the receipt of loans from shareholders as stated in note 14a and note 11, including interest accrued thereon, damages, expenses, fees and additional amounts arising from the terms of linkage as agreed or as will be agreed in the future.

(1)
A charge over its sampling facility in Israel, which was built pursuant to a construction agreement dated August 28, 2000 and pursuant to a lease agreement and an addendum dated December 22, 2002. The charge includes all the rights to use the facility, as well as all the rights concerning the facility, buildings and all the assets attached to the land, built and/or to be built.

(2)	A first-ranking fixed charge over the Company’s intellectual property, including any approved patent, patent pending and future patent.

ENVIRONMENTAL ENERGY RESOURCES (ISRAEL) LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22 – CHARGES AND COLLATERAL (continued):

(3)
A first-ranking floating charge over the Company's plant and all the Company's present and future assets, property and interests, both tangible and intangible, including any other property, intellectual property, as well as any approved or pending patent and future patents. The third charge was created against loans provided to the Company.

Total liabilities secured by charges (including guarantees), as of December 31, 2010 is NIS 46.5 million.

b.	As for the guarantees provided by shareholders of the Company, see note 14a.

NOTE 24 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

a.	At the beginning of 2011 Greenstone transferred a total of $0.5 million to the Company.

b.
During January 2011 the Company signed a Memorandum of Understanding with a company that was incorporated in the State of New York, USA, regarding cooperation between the parties to raise capital to establish a project in New York, for the treatment of medical waste using the Company’s technology. Pursuant to the Memorandum of Understanding, the parties would work to sign a detailed agreement which, as of the date of publication of this report, has not yet been signed.