Form 20-F
period 2011-12-31
R.V.B. Holdings Ltd
filed 2012-04-30
CIK 1064411

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 175,981,917 Ordinary Shares, par value NIS 1.00 per share (as of December 31, 2011) (not taking into account 1,040,000 dormant shares of the Registrant which are held by the Registrant).

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

Yes ☐    No ☒

INTRODUCTION

R.V.B. Holdings Ltd. ("RVB") (formerly B.V.R. Systems (1998) Ltd.), is an Israeli company that was formed in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. RVB (then, BVR) commenced operations as an independent company effective as of January 1, 1998. In November 2009, RVB sold substantially all of its assets and liabilities, including the brand name "B.V.R.", to Elbit Systems Ltd. ("Elbit") and, subsequent to the sale, in January 2010 changed its name to R.V.B. Holdings Ltd. RVB was controlled by Mr. Aviv Tzidon until March 2010, when Greenstone Industries Ltd. ("Greenstone"), purchased from A.O. Tzidon (1999) Ltd. and Aviv Tzidon the control of RVB as of that date. As of January 12, 2012, RVB completed the multi-closing transaction in which it acquired all of E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") shares held by Greenstone and by S.R. Accord Ltd. ("Accord"), and the majority of EER shares held by certain other EER shareholders, and, as of the date of this annual report, holds78% of EER's share capital (72.6% on a fully-diluted basis) and 99.1% of EER's voting rights (as a result of the Voting Agreement as described below).

The following is the annual report on Form 20-F for the fiscal year ended December 31, 2011 of R.V.B. Holdings Ltd. The terms “we”, “us”, “our”, “the Company” and “RVB”, as used in this annual report, mean R.V.B. Holdings Ltd.  unless otherwise indicated.

All references herein to “dollars” or “US$” are to United States Dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

On August 31, 2011, we completed the EER Transaction (as defined below) following which EER became our subsidiary. RVB had no business activity prior to the EER Transaction and thus does not meet the definition of a Business under IFRS 3. In addition, the majority of the shareholders of RVB following the completion of the EER Transaction were former EER shareholders. Therefore, the EER Transaction does not meet the definition of a 'Business Combination' under IFRS 3. Thus, even though RVB is the legal acquirer, for accounting purposes the EER Transaction is treated as a capital transaction of EER.  See also Note 2 to RVB's financial statements for the year ended December 31, 2011, starting on page F-1 of this annual report.

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

The selected data presented below under the captions “Statement of Operations Data,” and “Statements of Financial Position Data” as of and for each of the years in the five-year period ended December 31, 2011, are derived from the audited consolidated financial statements of the Company and of EER. The consolidated financial statements as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements and the related notes. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board (IFRS).

On August 31, 2011, we completed the EER Transaction, following which EER became our subsidiary (the multi additional closings of EER Transaction were completed on January 12, 2012). RVB had no business activity prior to the EER Transaction and thus did not meet the definition of a Business under IFRS 3. In addition, the majority of the shareholders of RVB following the completion of the EER Transaction are former EER shareholders. Therefore, the EER Transaction does not meet the definition of a 'Business Combination' under IFRS 3. Thus, even though RVB is the legal acquirer, for accounting purposes the EER Transaction is treated as a capital transaction of EER and the financial data of previous years (comparative numbers)   presented in this annual report is based upon the consolidated financial statements of EER for the years then ended. As of the date of this annual report, we do not have any other business activity besides EER's business.

For additional information, see "Item 7.B. Related Party Transactions – The EER Transaction" in this annual report.

	Year ended December 31
	2011	2010	2009	2008	2007
Statement of Operations Data:	(US$ in thousands)

Revenues	63	-	-	-	-

Expenses
Operating expenses and facility maintenance	2,526	2,590	2,962	4,440	-
Marketing expenses	1,200	1,256	1,251	1,557	-
Administrative and general expenses	1,759	1,793	1,910	2,246	2,819
Other expenses	-	98	-	-	556
Total expenses	5,485	5,737	6,123	8,243	3,375

Loss from ordinary activities	(5,422)	(5,737)	(6,123)	(8,243)	(3,375)

Financing income	54	17	29	108	203
Financing expenses	(878)	(1,917)	(1,213)	(900)	(1,970)

Total financing expenses, net	(824)	(1,900)	(1,184)	(792)	(1,767)

Loss for the year	(6,246)	(7,637)	(7,307)	(9,035)	(5,142)

Loss attributable to:
Owners of the Company	(5,950)	(7,637)	(7,307)	(9,035)	(5,142)
Non-controlling interests	(296)	-	-	-	-

	(6,246)	(7,637)	(7,307)	(9,035)	(5,142)

Basic and diluted loss per Ordinary Share (in US$)	(0.029)	(0.041)	(0.041)	(0.050)	(0.029)

Weighted average number of Ordinary Shares used in basic and diluted loss per
Ordinary Share calculation (*)	204,861	187,507	179,561	179,561	178,302

(*) The number of ordinary shares as of the periods before the completion of the EER Transaction were adjusted according to the exchange ratio (11.65 shares of the Company for each share of EER) applied in the EER Transaction.

	Year ended December 31,
	2011	2010	2009	2008	2007
	(US$ in thousands)
Consolidated statement of position:
Cash and cash equivalents	6,751	57	309	579	3,654
Fixed assets, net	12,505	13,967	15,557	17,016	18,702
Intangible assets, net	3,521	3,931	4,342	4,724	5,135
Total assets	23,015	18,695	21,863	23,417	29,005
Banks credits and loans	603	4,529	4,313	2,008	2,015
Shareholders loans and convertible	-	8,579	8,265	7,891	6,676
Equity attributable to owners of the Company	17,076	4,236	7,970	12,649	19,052
Non-controlling interests	3,902	-	-	-	-
Total equity	20,978	4,236	7,970	12,649	19,052

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

The devaluation of the US dollar against the NIS may decrease the value of our assets and could impact our business. We anticipate that a significant portion of our and EER's expenses will continue to be denominated in NIS.

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

We are incorporated under Israeli law. The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association ("Articles of Association") and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 10.B. Additional Information – Memorandum and Articles of Association”

Risks Relating to the EER Transaction

On August 22, 2011, our shareholders approved the EER Transaction (following an approval by our audit committee and board of directors), together with a form of additional share purchase agreement, to be entered into between RVB and certain EER shareholders who elect to join the EER Transaction and sell their holdings in EER to RVB, in exchange for RVB shares (the "Additional SPA"). As of January 12, 2012, we completed the multi closings of the EER Transaction and purchased 7,996,210 EER shares from Greenstone and Accord and 8,048,958 EER shares from other certain EER shareholders and issued a total of 113,825,252 RVB shares. Following such multi closings there is one shareholder who holds 200,000 shares of EER (constitutes approximately 1% of EER share capital) other than the Company and Mazal (which entered into an Option Agreement relating to EER shares, as more fully described in "Item 7.B. Major Shareholders and Related Party Transactions – The EER Transaction").

For information regarding the EER Transaction and the Additional SPA, see "Item 7.B. Related Party Transactions – The EER Transaction" in this annual report.

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

EER is currently focusing on research and development, as well as on the introduction of its technology and penetration into relevant markets. EER has limited operating history and consequently it has incurred net losses in each of the last three fiscal years. EER has incurred net losses of US$6.2 million in 2011, US$7.6 million in 2010 and US$7.3 million in 2009. As of December 31, 2011, EER accumulated deficit was US$47.3 million.

As of the date of this annual report, EER has no material source of income from the sale of products, licensing or research and development activities. In addition, EER has not yet established and operated a commercial plant which implements its technology. Therefore, EER expects that, at least for the coming years, it will continue to operate with operational losses. EER's losses could continue as EER expands its commercialization efforts, increases its marketing expenses and continues to invest in research and development. Due to the above, the extent of EER's future operating losses and the timing of becoming profitable are uncertain. In addition, EER has limited experience in commercializing its technology and is faces a number of challenges with respect to its commercialization efforts, including, among others:

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

EER may require additional funding for its ongoing operations and for the commercialization of its technology and services

EER's current day to day operations require substantial amounts of financial resources. As of the date of this annual report, EER has no source of income, and it has not yet established and operated a commercial plant which implements its technology. There is no assurance that EER will be able to raise external financing on a timely basis, at an attractive cost of capital, or at all. If adequate external financing on acceptable terms is not available, EER may not be able to continue its operations, develop its technology or market its technology and services.

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

Moreover, Plasma based, gasification based and Plasma gasification based technologies are implemented by different companies for the treatment of municipal solid waste (MSW), municipal effluent sludge, industrial waste and medical waste for more than a decade. Some of the prominent competitors in the field of PGM include Thermoselect, Ebara, S4 Energy Solution, Alter NRG and Plasco Energy Group. Most of these companies enjoy greater financial capabilities compared to EER, and some of them are located in Europe or in Canada and the U.S., and thus they are geographically closer to the EER's target markets.

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

EER may encounter engineering difficulties relating to the scale up its technology

As of the date of this annual report, EER has not yet established and operated a commercial plant that implements its technology. The testing and demonstrations of EER's technology are done mostly in EER's demonstration facility in Israel and are limited in their duration due to the restrictions contained in EER’s operating license. While demonstrations conducted in recent years have proven that EER's technology is feasible for commercial use, EER may face unforeseeable challenges and engineering difficulties and may not be able to successfully scale up its technology for commercial use.

EER's research and development activity is conducted in collaboration with third parties, and its success depends on their efforts

As of the date of this annual report, some of the research and development activity relating to EER's technology is conducted at EER and the Royal Institute of Technology of Sweden, in collaboration with EER. Some research and development activity is also conducted in collaboration with additional third parties. The successful development of EER's technology depends on the resources, stability and efforts of such third parties. In the event that such third parties discontinue their collaboration with EER that could adversely affect EER's research and development capabilities.

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

Intellectual property is extremely important to EER's business, and its inability to protect its intellectual property would harm EER's competitive position

As of December 31, 2011, EER has had nine active families of patent applications and patents. In addition to patents, EER relies on confidentiality agreements and similar mechanisms to protect its know-how and intellectual property, the core of which was historically developed at the Kurchatov Institute in Russia. These measures are limited in terms of their effectiveness in protecting EER’s intellectual property and could therefore prove inadequate in limiting unauthorized use of EER’s know-how. Additionally, such measures do not guarantee that other parties may not claim rights in certain know-how that is being used by EER in its research and development activities. There is also no assurance that pending patent applications will be approved, that any patents will be broad enough to protect EER's technology, will provide it with competitive advantages or will not be challenged or invalidated by third parties, or that the patents of others will not have an adverse effect on EER's ability to do business.

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

EER has received grants from the Office of the Chief Scientist in Israel, and it is therefore obligated to pay certain royalties to the Israeli government from sales of its products, and it is bound by the provisions of the Israeli Research and Development Law

EER has received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, for the financing of a portion of its research and development expenditures in Israel, pursuant to the Encouragement of Industrial Research and Development Law 5744-1984, or the R&D Law. Under the R&D Law, royalties on the revenues derived from sales of products (and related services) developed (in all or in part) according to, or as a result of, the Office of the Chief Scientist funded plans are payable to the Israeli government, at annual rates which are determined under the Encouragement of Industrial Research and Development Regulations (Rate of Royalties and Rules for the Payment thereof), 1996, or the R&D Regulations, up to the aggregate amount of the grants received by the Office of the Chief Scientist, plus annual interest (as defined in the R&D Regulations). Any intellectual property developed using the Office of the Chief Scientist funds must be fully and originally owned by the Israeli company which received such funds. The R&D Law restricts the ability to transfer abroad know-how funded by the Office of the Chief Scientist. Transfer of such know-how to a foreign entity requires prior approval from the Office of the Chief Scientist, and is subject to payment of a redemption fee to the Office of the Chief Scientist calculated according to formulas provided under the R&D Law. As of the date of this annual report, EER has received a total of NIS 1.7 million (approximately US$0.4 million), out which an amount of NIS 1.5 million (approximately US$0.35 million) has not yet been repaid by EER.

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

EER's dependence on a single Facility, which does not operate continuously, magnifies the risk of an interruption in its business operations

As of the date of this annual report, EER does not own any other facility other than a facility, located near the village of Y'bllin, in Northern Israel (the "Y'bllin Facility"). The Y'bllin Facility, according to its permit, can operate only few times a year. The current business license relating to the operation of the Y'bllin Facility, which is subject to certain conditions set forth by the Israeli Ministry of Environmental Protection, is valid until July 15, 2012. The business license must be renewed on an annual basis. In the event that EER is unable to renew its business license, or if EER will not be able to meet the conditions of the new license, it could have a significant effect on its activity.

In addition, in September 2007, EER has entered into a lease agreement with respect to the ground on which the Y'bllin Facility is located (the "Lease Agreement"). The original term of the Lease Agreement was three years, and EER had an option to extend the term of the rent for additional two years. EER has exercised the option in 2010, and consequently the term of the Lease Agreement was extended until July 2012. Pursuant to the terms of the Lease Agreement, the Y'bllin Facility is the property of EER, and EER is responsible for disassembling the Y'bllin Facility and removing it from the property at the end of the lease period. As of the date of this annual report, the parties are negotiating the extension of the lease period, however, there is no certainty that the term of the Lease Agreement will be extended beyond July 2012. The disassembly and the transfer of the Y'bllin Facility to another location may require substantial investments, and may not be economically feasible for EER. Therefore, if the Lease Agreement is not extended beyond 2012, that could have a significant adverse affect on EER's business activity. In addition, any event affecting the Y'bllin Facility, including natural disaster, labor stoppages or armed conflict, or EER's lack of financial resources to operate the plant, may disrupt or indefinitely discontinue EER's research and development, operational and marketing capabilities and could significantly impair its business.

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

In addition, EER had a dependency on the knowledge and efforts of Mr. Moshe Stern. Mr. Stern was the original founder of EER, and is responsible for the establishment and maintenance of most of EER's business relationships and collaborations. Until the closing of the EER Transaction, Mr. Stern was the chief executive officer of EER. Following the closing of the EER Transaction, Mr. Stern resigned from his position as the chief executive officer of EER and since November 1, 2011 the Services Agreement between Mr. Stern and the Company was terminated.

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

We were incorporated as an Israeli corporation under the name B.V.R. Systems (1998) Ltd. ("BVR"), in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd., or BVR-T, in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR commenced operations as of January 1, 1998. In January 2010, we changed our name to R.V.B. Holdings Ltd. Our corporate governance complies with the Israeli Companies Law, 1999, as amended (the "Companies Law").

On July 19, 2009, we entered into an asset purchase agreement with Elbit Systems Ltd., or Elbit, whereby Elbit acquired substantially all of our assets and business for cash consideration of approximately US$34 million and assumed substantially all of our business related liabilities (the "Elbit Transaction"). The sale of our business to Elbit was completed on November 19, 2009.  For more information related to the Elbit Transaction see "Item 10C. Material Contracts" below.

On March 24, 2010, Greenstone exercised its option to purchase from Aviv Tzidon and A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon (collectively: "Tzidon"), the control of the Company. As part of the closing of the option exercised by Greenstone, A.O. Tzidon (1999) Ltd. purchased from HSN General Managers Holdings Limited Partnership (“HSN”) all of its holdings in the Company, namely 20,000,000 of our Ordinary Shares, which constitute part of the shares sold by Tzidon to Greenstone, at a price per share of US$0.215 and an aggregate consideration of US$4,300,000, pursuant to a share purchase agreement between HSN and Tzidon, dated February 6, 2011. On March 15, 2011, pursuant to an agreement entered into by and among Greenstone and Tzidon on December 12, 2010 and the option awarded to Greenstone to purchase up to 65% but not less than 50.14% of our issued share capital as of that date, Tzidon sold to Greenstone: (i) 76,680,848  of our ordinary shares, constituting 65% of our issued and outstanding share capital as of that date (not taking into account 1,040,000 of our dormant shares); and (ii) 1,800,000 options exercisable into 1,800,000 of our ordinary shares (such option expired in November 2011).

On August 22, 2011, our shareholders approved the EER Transaction (following an approval by our audit committee and board of directors), together with the Additional SPA. As of January 12, 2012, we completed the multi closings of the EER Transaction and purchased 7,996,210 EER shares from Greenstone, our controlling shareholder at that date and Accord and 8,048,958 EER shares from other EER shareholders and issued a total of 113,825,252 RVB shares. Following such closings there is one shareholder who holds 200,000 shares of EER (constitutes approximately 1% of EER share capital) other than the Company and Mazal (which is party to the Option Agreement with the Company). For information regarding the EER Transaction and the Additional SPA, see "Item 7.B. Related Party Transactions – The EER Transaction" in this annual report.

From October 1998 until March 2001, our ordinary shares traded on the NASDAQ National Market. Between March 2001 and February 2003, our ordinary shares traded on the NASDAQ Small Cap Market under the symbol BVRSF.  From February 2003 until March 2010 our ordinary shares quoted on the Over the Counter Bulletin Board under the symbol BVRSF.OB. Since March 2010, our ordinary shares have been quoted on the Over the Counter Bulletin Board under the symbol, RVBHF.OB which reflects our name change to R.V.B. Holdings Ltd.

Capital Expenditures

We had no material capital expenditures during the years 2011 and 2010. Our capital expenditures totaled in approximately US$0.2 million in the year ended December 31, 2009.

B.           Business Overview

General

On August 31, 2011, we completed the EER Transaction (on January 12, 2012, both closings of EER Transaction were completed), following which, EER has become our subsidiary. For additional information, see "Item 7.B. Related Party Transactions – The EER Transaction" in this annual report.

Below is a description of EER's business. As of the date of this annual report, we do not have any other business activity besides EER's business.

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

Nations around the world vary in their progress towards the facilitation of these changes. Countries like Germany, Japan, Denmark and the Netherlands, which are characterized as 'mature markets' already have clear regulatory, fiscal and policy frameworks in place for such matters, and over the last few years, they placed substantial investments in the development of modern waste treatment solutions. On the other hand, some countries, like UK, Italy, Spain, Greece, Canada, Australia, some Gulf Arab States and parts of East and South East Asia, are characterized as immature markets. These countries are expected to show rapid growth in the amount of waste treatment over the next ten to fifteen years, due to the increase of new regulations which aim to direct the waste streams from traditional waste treatment methods, such as landfill and incineration, to the alternative technology sector. Other countries, as some EU Member States, some countries in the Middle East, South Africa, Latin America and the Caribbean, are characterized as embryonic markets. In these countries, there is little governmental investment in the development or the adoption of "green" advance technologies, and the relevant regulation is considered obsolete. The US, one of EER's primary target markets, can be divided into different categories, some US states are mature, some are emerging and some are embryonic.

There are currently three main waste treatment methods, employed by different companies and governments around the world:

•              Recycling - Recycling is the process of sorting waste and reusing the items from which utility can still be derived. This method is not always economically feasible, as it requires substantial amount resources for sorting waste. In addition, large percent of waste is not recyclable.

•              Landfill - the most traditional and common method, which involves disposal of waste by burial in landfill sites. This method, though it is common, is a main factor for pollution of air, ground and underground water. Therefore, in recent years, some countries, such as Germany, Austria, Belgium, the Netherlands, and Switzerland, have banned the disposal of untreated waste in landfills and some other countries have set up time frame for banning landfilling.

•              Waste to Energy (WTE) - this method is divided into three main methods: biological, physical and thermal. The thermal treatment is divided to three main processes: Incineration, Thermal Gasification/ Pyrolisys and Plasma Gasification. The Incineration process has a lot of disadvantages, such as the emission of toxic gases and ashes which require additional separate treatment, and therefore the Thermal process such as gasification or plasma gasification is more attractive.

The waste to energy market

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

The global economic crisis has caused, among others, to a decrease in the investments in the advanced technologies, including new emerging technologies such as the PGM technology. According to EER's estimation, in spite of the recovery from the crisis during 2009 through 2011, it is still very difficult for EER and its customers to obtain financing for its activity and facilities from private investors and especially from institutional investors.

Competition

Many companies around the world are in the business of developing advanced technologies for the treatment of solid waste, and such companies can compete with EER in its target markets. Some of these companies use different variations of the plasma gasification technology, and some use other WTE technological solutions.

Below is a description of the main new thermal treatment technologies (NTTT), which EER's competitors are developing:

•              Gasification technology - thermal reaction under a lack of oxygen which creates fuel gas, which causes an early heat of the waste and a process which increases the energetic efficiency.

•              Pyrolysis technology - a similar process to the Gasification. The waste is first processed in an early process for the creation of refuse derived fuel.

•              Plasma technology - Gasification of the materials with the highest temperatures (approximately 800 degrees) under special conditions.

•              Thermal Hydrolysis technology - technology based on "cold incineration ". This technology cannot be used for treatment of solid waste.

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

•              Westinghouse (AlterNRG) – Plasma Arc technology, implemented by AlterNRG, a Canadian listed company. There are several installations of AlterNRG in Japan.

•              Plasco Energy – a Canadian plasma arc technology company, aiming for MSW conversion. To the best of our knowledge, Plasco Energy has raised significant funds to establish its first commercial facility and to support a vast worldwide business development activity related to waste treatment.

•              InEntech (S4) – MIT Plasma technology. Significant funds were invested in the technology so far. Several installations are located in Asia and one in US. It has formed together with Waste Management, a joint venture, for the implementation of its technology.

Other companies in the field include, Nippon Steel (Japan), Entech, S4 Energy Solution, GEM, Enerkem, Nexterra and OE, that mostly have gasification technology for specific waste streams.

Material Agreements

The Kurchatov Institute Agreement

On June 6, 2000, EER Ltd., has entered into an agreement with the Kurchatov Institute, which was amended on February 12, 2002 (the “Kurchatov Agreement”) (the agreement and the rights and obligations of EER Ltd. thereunder were later assigned to EER). Under the terms of the Kurchatov Agreement, Kurchatov Institute assigned and transferred to EER Ltd. all then present and future intellectual property rights and know-how related to the Y'bllin Facility (which was designed, manufactured and constructed by EER) and to the Additional Projects (as defined below) (collectively, the "IP Rights"). According to the Kurchatov Agreement, EER Ltd. shall cover all the expenses related to the assigning, registration and recordation of the IP Rights. According to the Kurchatov Agreement, The Kurchatov Institute shall fully cooperate with EER Ltd. for the purposes of utilizing the PGM technology with regard to Municipal Solid Waste ("MSW"), Medical Waste (“MW”), Low Radio Active Waste (“LRAW”) and PGM Compatible Industrial Waste (“IW”), including, but not only, for the designing and construction of plants and installations by EER Ltd., its licensee(s) and/or other purposes (the "Additional Projects"). Upon EER’s request, the Kurchatov Institute shall assign to EER any know-how or intellectual property rights relating to such technologies to be used outside the territories comprising the former Soviet Union, provided the financial and other legal and reasonable interests of the Kurchatov Institute have been satisfied. The Kurchatov Institute and its affiliates shall exclusively work with EER Ltd. on any of the aforementioned applications of the PGM Technology, and shall not assist, directly or indirectly, any individual or entity to engage in any activity in the fields of SMW, MW, LRAW and IW. In addition, the Kurchatov Institute undertook to provide EER Ltd. its know-how and experienced highly qualified specialists in order to obtain the required scientific and technical qualifications in the works related to the Projects, as will be mutually agreed by the parties. In consideration for Kurchatov Institute’s undertakings under the Kurchatov Agreement, EER shall pay Kurchatov Institute a royalty in the amount of 1% of the purchase price actually received by EER from the sale of the Additional Projects.

The PyroGenesis Agreement

On December 5, 2005, EER entered into an agreement for the purchase of equipment with PyroGenesis Inc. (“PyroGenesis” and the “PyroGenesis Agreement”), under which EER purchased from PyroGenesis a Non-Transferred Arc Plasma Torch System (the “Equipment”) which was installed in the Y'bllin Facility, for an aggregate amount of US$810,000 (the “Purchase Price”). The Purchase price did not include spare and wear parts, and certain other components. Pursuant to the PyroGenesis Agreement, PyroGenesis was provided with a right of first refusal for the supply of any and all future torch systems required by EER.

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

The Lease Agreement

In September 2007, EER entered into the Lease Agreement with Naser Recycling Ltd. (the "Naser"), with respect to the ground on which the Y'bllin Facility is located. The original term of the Lease Agreement was three years, and EER had an option to extend the term of the rent for additional two years. EER has exercised the option in 2010, and consequently the term of the Lease Agreement was extended until July 2012. The rent for the entire extension period (NIS 600,000 in the aggregate, not including VAT (approximately US$175 thousands)) was paid in advance. This amount is based on a monthly fee of NIS 25,000, which is approximately US$7 thousands. Pursuant to the terms of the Lease Agreement, the Y'bllin Facility is the property of EER, and EER is responsible for disassembling the Y'bllin Facility and removing it from the property at the end of rental period. As of the date of this annual report, the parties are negotiating the extension of the lease period, however, there is no certainty that the term Lease Agreement will be extended beyond July 2012.

The Primus Agreement

In February 2008, EER entered into an exclusive representation agreement with Primus Security & Consulting, LLC ("Primus" and the “Primus Agreement”), pursuant to which Primus shall provide strategic consulting and intermediary services related to identifying and accessing parties in the U.S. and in other countries, that might be interested in long-term relationships with EER, for the utilization of EER's Technology. According to the Primus Agreement, Primus had the exclusive right to market and sell projects using EER's Technology, which expired in December 2011, following which the parties will negotiate and decide whether or not to extend it for additional period. Primus is entitled to a monthly fee of US$10,000, and is also entitled to additional payments following certain events, including (but not limited to) the closing and the successful establishment of joint ventures introduced by Primus, successful raise of capital for projects by Primus and certain events related to EER's subsidiary in Texas. In addition, Primus is entitled to receive up to 15% of the shares awarding distribution rights (without voting rights) of any U.S. subsidiary formed by EER to accommodate projects introduced by Primus. The Primus Agreement expired in December 2011.

KTH Agreement

On June 4, 2009, EER entered into a cooperation agreement with KTH, Royal Institute of Technology of Sweden (the “KTH Agreement”). Under the terms of the KTH Agreement, which is valid for a term of 5 years, KTH undertook to provide EER with technical and scientific support in the ongoing development of the PGM process, including full access to laboratories and facilities of KTH. In the event that EER requests KTH to perform any particular project, EER shall send to KTH a specific work order, specifying the tasks to be performed and the consideration to be paid to KTH for performance of such work. The parties agreed that EER shall have and retain all rights and interests in the PGM process. Any publication of work by KTH which is related to or involving the cooperation between the parties shall require the prior written consent of EER.

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

The LOI with Approved Storage & Waste Hauling Inc.

On January 25, 2011, EER entered into a letter of intent with Approved Storage & Waste Hauling Inc. ("ASWH" and the "ASWH LOI"), relating to the formation of a joint venture for an initial pilot project (the "Pilot Project"). According to the ASWH LOI, the Pilot Project will process Regulated Medical Waste in an initial capacity of 15-30 short tons per day, and will be owned by a newly formed U.S. company mutually owned by EER and ASWH. The terms of the Pilot Project would be determined in a definitive agreement, the closing of which shall be 45 days from the expiration date of the LOI. EER and ASWH agreed on certain terms to be included in the definitive agreement, which relate, among other things, to pricing, investment, legal structure and ownership of the Pilot Project. According to the ASWH LOI, the definitive agreement would also include provisions relating to exclusivity on certain geographic areas. According to its terms, the ASWH LOI shall have terminated on December 31, 2011, but it was extended until December 31, 2012. EER and ASWH are currently working to identify location for the project to be built, following which EER and ASWH will work with the local and state regulatory bodies to prepare the permitting package for the project.

The Mid West LOI

On March 21, 2011, EER entered into a letter of intent (the “Mid-West LOI") with a third party located in the U.S. (the "US Company"), for the purposes of developing, constructing and operating PGM facilities in five states in the U.S. using EER’s Technology (the “Facilities”). Under the terms of the Mid-West LOI, the US Company will forward to EER all relevant data regarding EER’s plan to develop and operate a PGM facility in one out of the five states (the "First Project”). Per the US Company's request, EER shall provide with all necessary information regarding the Technology, subject to appropriate confidentiality undertakings by the US Company. The US Company shall grant to EER an equity position equal to 14.25% of its then fully diluted share capital (the "US Company Shares”). In exchange for such shares, EER shall produce a Preliminary Engineering Design study for the First Project (the “Study”), which cost shall not exceed US$3,000,000. If the cost exceeds such amount, EER shall not be entitled to additional shares. The US Company shares shall only be transferred to EER upon completion of the Study. The Study will comprise at least 45% of the total work and expense required for the completed front end engineering design for the First Project. Such completed front end engineering design or any further study to be performed by EER shall be funded through the finance raised by the US Company in connection with the First Project. The US Company shall be responsible for obtaining and maintaining all the relevant licenses, permits and approvals from any relevant authority in order to establish and operate the First Project, and EER will be responsible to provide any technical and financial data to meet these requirements. EER shall grant an exclusive license to the US Company to operate all facilities in the five states. The US Company is responsible for obtaining financing for the construction of the first Project. EER shall receive a royalty equal to 5% of the total revenues generated from sale of syngas and tipping fees of the first Plant. All the above mentioned understandings are preliminary and were subject to the execution of a definitive agreement between the parties. The Mid West LOI expired on January 31, 2012 and as of the date of this annual report the parties are negotiating new terms and conditions.

The Greenstone-EER Management Service Agreement

On February 13, 2002, EER entered into a management service agreement with Urdan Industries Ltd. (currently Greenstone) (the “Greenstone Agreement”), pursuant to which Greenstone undertook to provide EER with management services, office services, accountant services and office rental in accordance with EER needs. In consideration for such services, EER undertook to pay Greenstone the sum of NIS 20,000 per month (plus VAT) linked to the Consumer Price Index (in this section – “the management fees”), as of January 2002 (approximately NIS 24,000 as of the date of this annual report). The term of the management agreement was set at one year, at the end of which the agreement will be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party. From the end of 2004 to December 31, 2010, services were provided by Accord and management fees were paid to them, and as of January 1, 2011 the services are provided by Leader Holdings and Investments Ltd. (the parent company of Greenstone; “Leader”), and the management fees were paid to Leader.

Following the completion of the EER Transaction, this management agreement was assigned by Leader to Greenstone.

Regarding the management services agreement between the Company and Greenstone, see "Item 7.B. Major Shareholders and Related Party Transactions" below.

The Houston Project

Since 2008, EER has been working on the establishment of a medical waste facility located in La Porte, Texas (in the area of Houston, Texas) which can handle 25 tons of waste per day (the "Houston Facility"). In October 2010, EER has secured an option to purchase or lease the land on which Houston Facility is to be located. This option has been expired and EER is searching for a new site. In September 2010, EER received a permit by rule (PBR) from the Texas State environmental authority which is due to the low emission from the PGM process exempts EER from the need to obtain full federal type 5 air permit. The PBR permits EER to begin construction of the Houston project. In addition, in November 2009 EER received waiver of the Texas State health authority, according to which EER's PGM process is deemed an approved technology for the treatment of municipal waste, and therefore EER does not have to go through an additional microbiological testing procedure.

The PBR allow EER to begin construction on the Houston project however, in order to fully operate the Houston Project, EER still needs to obtain a registration document for untreated waste. EER is in the process of obtaining the registration document.

The final license required to operate the Houston project is a registration document of the untreated waste scheduled to arrive at the facility.

The Plazma MOU

In May, 2011, EER and SLE&C, have entered into a memorandum of understanding (the "Plazma MOU") with Zaklad Zagospodarowania Odpadow "PLAZMA" Sp.z. o.o ("Plazma"), a Polish company, pursuant to which EER, SLE&C and Plazma shall cooperate for the purpose of designing, engineering, constructing and operating a waste treatment facility, based on EER's Technology, in Poland. Plazma will work exclusively with EER and SLE&C on the development of the facility, with EER acting as the technology provider and SLE&C as consultant and provider of certain engineering services. Plazma shall be solely responsible for constructing the facility in Poland, including, but not limited to, obtaining finance, obtaining all necessary licenses and regulatory approvals, and preparing a business plan and a financial model for the facility. EER and SLE&C have agreed to assist and provide necessary information during the process. EER has also agreed to consider taking an equity position in the project. The scope of work to be performed by EER in connection with the project shall be agreed upon by the parties. According to the Plazma MOU, the parties shall negotiate and enter into a definitive agreement within twelve months of the date of the Plazma MOU, or else the Plazma MOU shall expire.

The Orgrez Project

During December 2011, EER entered into an agreement with a company based in the Czech Republic regarding a feasibility study work to be performed by EER with regard to the design, engineering, construction and operation of a hazardous waste treatment facility at an estimated cost of approximately $25 million (the "Orgrez Project"). In consideration for the performance of the study work, EER shall be entitled to a total sum of US$125,000, payable in three payments. A down payment of US$63,000 was received in December 2011 and recorded as revenue in the reported period. An additional payment of US$31,000 was received subsequently and an additional payment of US$31,000 is expected with the completion of the work by EER. The companies are advancing towards the completion of the feasibility study. Once evaluated, the parties will discuss how to advance the Orgrez Project.

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

As of the date of this annual report, EER has received a total of NIS 1.7 million (approximately US$0.4 million), out which an amount of NIS 0.22 million (approximately US$0.06 million) has been repaid to date by EER.

Intellectual Property

As of December 31, 2011, EER has had nine active families of patent applications and patents, as describes below:

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

Government Regulations

The Encouragement of Industrial Research and Development Law, 5744-1984

EER has received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the OCS, for the financing of a portion of its research and development expenditures in Israel, pursuant to the Encouragement of Industrial Research and Development Law 5744-1984, or the R&D Law. Under the R&D Law, royalties on the revenues derived from sales of products (and related services) developed (in all or in part) according to, or as a result of, the OCS funded plans are payable to the Israeli government, at annual rates which are determined under the Encouragement of Industrial Research and Development Regulations (Rate of Royalties and Rules for the Payment thereof), 1996, or the R&D Regulations, up to the aggregate amount of the grants received by the Office of the Chief Scientist, plus annual interest (as defined in the R&D Regulations). Any intellectual property developed using the OCS funds must be fully and originally owned by the Israeli company which received such funds. The R&D Law restricts the ability to transfer abroad know-how funded by the Office of the Chief Scientist. Transfer of such know-how to a foreign entity requires prior approval from the Office of the Chief Scientist, and is subject to payment of a redemption fee to the OCS calculated according to formulas provided under the R&D Law. As of the date of this annual report, EER has received a total of NIS 1.7 million (approximately US$0.4 million), out which an amount of NIS 1.5 million (approximately US$0.35 million) has not yet been repaid by EER.

C.           Organizational Structure

We currently own 78% of EER's share capital and 99.1% of its voting rights (as a result of the Voting Agreement as described below) , which, as of the date of this annual report, is our only subsidiary. Greenstone beneficially owns approximately 37.43% of our outstanding share capital (excluding 1,040,000 dormant shares held by us). As of the date of this annual report, Leader is the holder of 51.5% of the equity interest of Greenstone and beneficially (indirectly through other of its subsidiaries) owns 2.7% of our outstanding share capital (excluding 1,040,000 dormant shares held by us).

D.           Property, Plant and Equipment

We currently do not have any material fixed assets. EER, our subsidiary owns the Y'bllin Facility. EER is leasing the ground on which the Y'bllin Facility is located. The Y'bllin Facility is capable of treating up to 20 metric ton per day of solid waste. According to the terms of Y'bllin Facility's current business license, the plant is allowed to treat unsorted municipal solid waste. As of the date of this annual report, the plant does not produce any commercial products. For additional information, see "Item 3.D. Risk Factors – Risks relating to EER – EER's dependence on a single Y'bllin Facility magnifies the risk of an interruption in its business operations", in this annual report.

Item 5.                  Operating and Financial Review and Prospects

General

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

On August 31, 2011, we completed the EER Transaction following which EER has become our subsidiary. As of January 12, 2012, we completed the multi closings of the EER Transaction and purchased a 7,996,210 EER shares from Greenstone, our controlling shareholder at that date, and Accord and 8,048,958 EER shares from other EER shareholders and issued a total of 113,825,252 RVB shares and, as of the date of this annual report, we hold 78% of EER's share capital (72.6% on a fully-diluted basis) and 99.1% of EER's voting rights (as a result of the Voting Agreement as described below).

Since RVB had no business activity as of the date of the closing of the EER Transaction, and thus does not meet the definition of a Business under IFRS 3, and since the majority of the shareholders of RVB following the closing of the EER Transaction are former shareholders of EER, the EER Transaction does not meet the definition of a 'Business Combination' under IFRS 3. For accounting purposes, the EER Transaction together with the Additional SPA is treated as a capital transaction of EER.  For more details regarding the accounting treatment of the EER transaction see "Critical Accounting Policies" below.

Critical Accounting Policies

The preparation of the consolidated financial statements, in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. These are management’s best estimates based on experience, various facts, external circumstances, reasonable assumption and historical data.  Actual results could differ from those estimates.

Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of RVB's material accounting policies, please read Note 2 to RVB's financial statements for the year ended December 31, 2011, starting on page F-1 of this annual report.

Accounting treatment of the EER Transaction:

The Company was the legal purchaser in the EER Transaction; however, as of the date of the EER Transaction, the Company had no business activity (was a "shell company"), and therefore it did not meet the definition of a 'Business' under IFRS 3. In addition, following the multi closings of the EER Transaction, the majority of the Company's shareholders are former shareholders of EER, and therefore, the EER Transaction did not meet the definition of a 'Business Combination' under IFRS 3. Consequently, for accounting purposes, the EER Transaction is treated as a capital transaction of EER.

Accordingly, the following accounting treatment has been applied:

•	The assets and liabilities of EER, the legal subsidiary, are recognized and measured in the consolidated financial statements at their pre-transaction carrying amounts;

•
The accumulated losses and other equity balances recognized in the consolidated financial statements reflect the accumulated loss and other equity balances of EER as of August 31, 2011. However, the equity structure appearing in the consolidated financial statements reflects the equity structure of the Company, including the equity instruments issued under the EER Transaction;

•	Comparative numbers are based upon the consolidated financial statements of EER for the years ended December 31, 2010 and 2009.

•	The balance of non-controlling interests in the consolidated statements represents mainly Mazal's equity rights in EER.

•	The assets and the liabilities of the Company as of the date of the closing of the EER Transaction were added to all of the above (mainly cash and cash equivalents).

Property, Plant and Equipment

Property, plant and equipment (currently, only the Y'bllin Facility) represent a significant proportion of the asset base of the Company. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to RVB's financial position and performance.

The useful lives of these assets are determined by management at the time the asset is acquired and reviewed at least annually for appropriateness. The useful lives are based on historical experience as well as anticipation of future events, which may impact their life, such as changes in technology.

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

Impairment of Long-Lived Assets

The Company periodically evaluates the net realizable value of long-lived assets, including other intangible assets and tangible fixed assets, relying on a number of factors, including business plans and projected future cash flows.

Assets that are subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

A.           Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010.

The loss for 2011 amounted to US$6.2 million, decreasing US$1.4 million from the US$7.6 million loss in 2010, mainly due to decrease of financial expenses.

Revenues

The revenues for 2011 amounted to US$0.06 million derived from the study work produced by EER in connection with the Orgrez Project as described above.

Operating expenses and facility maintenance

Operating and facility maintenance expenses in 2011 amounted to US$2.5 millions similar to US$2.6 million in 2010. It should be noted that during these years the Y'bllin Facility have not been operated.

Marketing expenses

Marketing expenses in 2011 amounted to US$1.2 million, similar to US$1.3 million in 2010.

General and Administrative Expenses

General and administrative expenses in 2011 amounted to US$1.8 million, similar to 2010.

Financing Expenses, Net

Financing expenses, net, in 2011 amounted to US$0.8 million compared to financing expenses, net, of US$1.9 million in 2010. The decrease in financing expenses during 2011 was mainly due to the conversion of all of EER shareholders debts and loans to EER shares at the closing date of the EER transaction.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The loss for 2010 amounted to US$7.6 million, increasing US$0.3 million from the US$7.3 million loss in 2009. The increase in the loss stemmed from an increase in EER’s financing expenses net of a decrease in current expenses, as set forth below.

Operating expenses and facility maintenance

Operating and facility maintenance expenses in 2010 amounted to US$2.6 million compared to US$3.0 million in 2009. The decrease in expenses during 2010 was primarily due to the operation of the Y'bllin facility in 2009 and the departure of employees.

Marketing expenses

Marketing expenses in 2010 amounted to US$1.3 million, similar to expenses in 2009.

General and Administrative Expenses

Administrative and general expenses in 2010 amounted to US$1.8 million compared to US$1.9 million in 2009. The decrease in expenses during 2010 primarily stemmed from wage cuts and the departure of employees.

Financing Expenses, Net

Financing expenses, net, in 2010 amounted to US$1.9 million compared to financing expenses, net, of US$1.2 million in 2009. The increase in financing expenses during 2010 was mainly due to additional bank loans taken in the third quarter of 2009.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31	Israeli inflation % rate	Devaluation of the NIS rate %	Israeli inflation adjusted for devaluation %
2007	3.4	(9.0)	12.4
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6)	8.7
2011	2.2	7.7	(5.5)

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

Because exchange rates between the NIS and the dollar fluctuate continuously, exchange rate fluctuations as recently experienced in Israel and, particularly larger periodic devaluations or revaluations, will have an impact on our profitability and period-to-period comparisons of our results. In 2010 and 2011, the devaluation of the dollar against the NIS exceeded the rate of inflation in Israel, and we experienced an increase in the dollar cost of our operations in Israel.

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

Effective Corporate Tax Rate

 The Israeli corporate tax rate applicable to Israeli resident companies in 2011 is 24% (to be increased to 25% in 2012). Prior to the enactment of the Law for Changing the Tax Burden in Israel (the "Tax Change Law"), the corporate tax rates were scheduled to be reduced to 23% in 2012 and ultimately to 18% by 2016. This scheduled gradual reduction in corporate tax rates was abolished. Instead, the Tax Change Law provides that the corporate tax rate will be increased to 25% in 2012.

B.           Liquidity and Capital Resources

Cash flows used in operating activities during 2011 amounted to US$2.5 million. Cash flows during 2011 were mainly used to finance EER’s current expenses.

There have been no cash flows that were used for or provided by investment activities during 2011.

Cash flows arising from financing activities during 2011 amounted to US$8.0 million. Cash flows during the reporting period stemmed from proceeds from the EER transaction (actually the Company's cash balance as of the date of the completion of the EER transaction which, for accounting purposes, was treated as a capital transaction of EER, as mentioned above).

As of the date of this annual report, EER has no material revenues and has negative cash flows from operating activities, a working capital deficiency and continued current losses and therefore reliance on short-term credit and fund raise.

On June 29, 2011, we declared a cash dividend (the "Dividend"), in the amount of US$0.0848 per ordinary share of RVB, which was to be paid to our shareholders as of record as of the close of business on August 30, 2011, contingent upon and subject to the closing of the EER Share Purchase Agreement. The Dividend was paid in September 2011.

C.           Research and Development, Patents and Licenses

EER devotes significant time, efforts and financial resources to research and development activity which is conducted in collaboration with third parties. EER’s research and development activity is conducted in Israel, at the Royal Institute of Technology of Sweden (under the KTH Agreement), and at SNC (under the SNC Agreement). Also, as of December 31, 2011, EER has had nine active families of patent applications and patents.

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

F.            Tabular Disclosure of Contractual Obligations

As of December 31, 2011, we had no contractual obligations of the type required to be disclosed in this section.

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

ITEM 6.                Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table lists the name, age and position held by our executive officer and directors, as of April 1, 2012:

Name	Age	Position
Ofer Sandelson	57	Chief Executive Officer
Yitzhak Apeloig	52	Director and Chairman of the Board of Directors
Yair Fudim	62	Director
Jonathan Regev(1)	47	External Director
Alicia Rotbard(1)	62	External Director
Gedaliah Shelef(1)	51	Independent Director
Ofer Naveh	40	Chief Financial Officer
_________________
(1)  Member of the Company's audit committee

Ofer Sandelson is serving as Chief Executive Officer (CEO) of our Company and EER since January 2012. Mr. Sandelson has over 25 years of executive management experience, leading global high tech companies. From 2010 till 2011, Mr. Sandelson was the CEO of BrightView Systems Ltd., a thin film solar defect detection system.  From 2008 through 2010, Mr. Sandelson was leading the private fund’s Cleantech investments at Aurum Ventures focused on solar applications, water applications, and water treatment. Prior to joining Aurum, Mr. Sandelson was the CEO of CogniTens from 2005 to 2008, a global leader in comprehensive dimensional measurement solutions for companies such as Toyota, Honda, Mazda, General Motors and Ford. He successfully led CogniTens to a strategic acquisition by Hexagon (the leading global measurement technology group). From 2002 to 2005, while residing in the U.S., Mr. Sandelson was the President and CEO of two medical devices companies, Lifewatch Inc. and Instromedix (companies of Card Guard AG). Mr. Sandelson joined Card Guard after 14 years as a senior executive with Orbotech (NASDAQ: ORBK), a world leader of automated inspection systems for printed circuit boards and flat panels display. In his last position at Orbotech Mr. Sandelson was the executive VP and Co- President of the PCB Division.  Mr. Sandelson studied Physics and Chemistry in Montreal Canada.

Yitzhak Apeloig is serving as a director of our Company and the chairman of our board of directors since March 2011. Mr. Apeloig serves as chairman of the board of directors of Leader Holdings & Investments Ltd, Greenstone Industries Ltd., E.E.R. Environmental Energy Resources (Israel) Ltd. and Polar Communications Ltd. Mr. Apeloig is serving as a chairman of the board of directors and CEO of Anigad Ltd. since 2005. From 2003 to 2005 Mr. Apeloig served as chairman of the board of directors of Telit Communications PLC and its main subsidiary Dai Telecom SPA, located in Italy. From 2001 to 2003 Mr. Apeloig served as CEO of Polar Infrastructures Ltd. From 1994 to 2001 Mr. Apeloig served as CFO and member of board of management of Polar Investments Ltd. From 1992 to 1994 Mr. Apeloig served as CFO and member of board of management of Magal Security Systems Ltd. Mr. Apeloig is, among others, a member of the board of directors of the following companies: A.H.N.A Investments and Developments Ltd., M.G.A.R Computerized Collection Center Ltd., Leader Hanpakot (1993) Ltd, Leader Croatia B.V, Prioricity Ltd., Dip Tech Ltd., Fomat Ltd, Technomatica Ltd., and Photo Me International PLC. Mr. Apeloig holds a B.A. in Accounting and Economics from the Tel Aviv University.

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

Jonathan Regev is serving as our external director since April 2010. Since 2007, Mr. Regev has been serving as Chief Executive Officer of Abnet Communications Ltd.  From 2004 to 2006, Mr. Regev served as the Chief Financial Officer of Oblicore Inc.  From 2000 to October 2004, Mr. Regev worked at Amdocs Management Limited in various positions including as Chief Operating Officer and Chief Financial Officer of Amdocs' CRM Division. From 1998 to 2000, Mr. Regev worked as the Director of Corporate Treasury, Budget Control and Chief Financial Officer Deputy of Nilit Ltd. From 1995 to 1997 he worked as the Controller and Director of Corporate Economics of the Strauss Group in Israel and from 1992 to 1995, Mr. Regev worked as Head of Industrial Control and Economic Department of the Manufacturing Division of Tadiran Electrical Appliances Ltd.  Mr. Regev holds an M.A. in Economics from the Technion-Israel Institute of Technology and a Bs. in Physics from the Tel Aviv University.

Gedaliah Shelef is serving as a director of our Company since March 2011 and was classified by the Company as an independent director on January 2012. Mr. Shelef has served as executive director of Environmental System Ltd. since 1991. Mr. Shelef has served as a professor emeritus of the Technion-Israel Institute of Technology (the "Technion") since 2004. From 1968 to 1971 Mr. Shelef served as Chief Sanitary Engineer and Head of the Division of Environmental Health of the Ministry of Health, Israel. From 1990 to 1992 Mr. Shelef served as a member of the advisory committee of the U.S. Environmental Protection Agency. From 1981 to 2004 Mr. Shelef served as head of the Environmental Laboratory and Research Group at the Technion. From 1972 to 1992 Mr. Shelef served as a member of the board of director or the board of governors of the following companies and institutes, among others: National Building Research Institute (1988-1990) and Tahal Consulting Engineers Ltd. (1989-1993), Coastal and Marine Engineering Research Institute of the Technion and the Port Authority (1985-1990), Coastal and Marine Engineering Research Institute of the Technion and the Port Authority (1985-1990), Transportation Research Institute of the Technion and the Ministry of Transportation (1985-1990), Technion (1983-1985), International Association of Water Pollution Research (1976-1980), Israel Oceanographic and Limnological Research Company Ltd (1971-1976). Mr. Shelef holds a Ph.D. in Hydraulics and Sanitary Engineering from the University of California, Berkley.

Ofer Naveh is serving as Chief Finance Officer (CFO) of our Company since November 2011. Mr. Naveh serves as the Director of Finance of Greenstone Industries Ltd. and served as the Director of Finance of Polar Communications Ltd. till April 1, 2012. From 2005 to 2010, Mr. Naveh served as a controller of S.R Accord Technologies Ltd. From 2000 to 2005, Mr. Naveh served as an Audit Manager in KPMG Somekh Chaikin. Mr. Naveh is a member of the board of directors of the following companies: S.R Accord Ltd., Koonras Technologies Ltd. and Zimkor Alubin (1973) Ltd. Mr. Naveh holds a B.A. in Accounting and Economics from Tel Aviv University.

B.           Compensation

No compensation was paid or is payable to persons who served as our executive officers for the year ended December 31, 2011.

Members of our board of directors, other than our external directors and independent director, do not receive cash compensation for their service on the board of directors or any committee of the board of directors. The total amount paid or payable to our external directors and independent director for the year ended December 31, 2011 was approximately US$90 thousands.

In March, 2011, our audit committee and board of directors resolved that, as of the date of Ms. Rotbard election as an external director of the Company, the Company’s external directors (Alicia Rotbard and Jonathan Regev) shall be paid the maximum amount allowed under the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 2000 (the "Regulations"), currently, an annual fee of approximately NIS 60 thousands and a participation fee of approximately NIS 3 thousands per meeting.

On March 27, 2011, our  audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties), 2000, that  Mr. Gedaliahu Shelef shall be entitled to compensation equal to the "Maximum Amount" under the Regulations.

On August 22, 2011, our shareholders approved (following the approval of our audit committee and board of directors), among others: (i) the grant to each of our directors, Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per (adjusted for future dividend). The options are granted under the 2011 Plan; and (ii) the grant to Yair Fudim, of options to purchase RVB shares representing, on a Fully Diluted Basis (as defined in the Management Agreement between RVB and Greenstone, dated July 14, 2011 (the "Management Agreement"), i.e. assuming exercise of the Put Option (as defined below) by Mazal Resources B.V. ("Mazal") and excluding: (i) options granted to directors, officers and employees of RVB or its affiliates or EER, after the execution of the Services Agreement between RVB, Mr. Moshe Stern and M. Stern Holding Ltd. ("Stern Holding"), a company under Mr. Stern's control, dated July 3, 2011 ("the "Services Agreement"); (ii) options granted to Greenstone pursuant to the Management Agreement; and (iii) options granted pursuant to the Services Agreement ("Fully Diluted Basis")), approximately 0.3% of RVB's issued and outstanding share capital as of the date of the grant, with an exercise price of US$ 0.2145 per share (adjusted for future dividend). The options shall become vested and exercisable, in accordance with the Vesting Schedule (as defined below). Such options to purchase ordinary shares of the Company were granted on January 5, 2012, following the completion of the multi-closing EER Transaction.

For information regarding options to purchase our ordinary shares, issued to certain officers and members of our board of directors, see "Item 6.E. Directors, Senior Management and Employees - Share Ownership" below.

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

The Companies Law provides that a person, who is, directly or indirectly subordinated to the chief executive officer of a public company, may not serve as the chairman of its board of directors. In addition, neither the chief executive officer nor his relative is eligible to serve as chairman of the board of directors (and vice versa), unless such nomination was approved by a majority of the company’s shareholder for terms not exceeding three years each, and either: (i) such majority included at least two thirds of the voting shareholders (the votes of abstaining shareholders shall not be included in the number of the said total votes) which are not controlling shareholders and have no personal interest in the decision; or (ii) the aggregate number of shares voting against the proposal did not exceed 2% of company voting shareholders.

Our Articles of Association provide that any director may, by written notice, appoint another person to serve as an alternate director and may cancel such appointment.  According to the Companies Law, a person may not serve as an alternate director for more than one director and a person who is already serving as a director, a person who is not qualified to be appointed as a director, or a person who is already serving as an alternate director for another director may not serve as an alternate director. To our knowledge, no director currently has appointed any other person as an alternate director.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint no less than two external directors.  The Companies Law provides that a person may not be appointed as an external director if the person is a relative of a controlling shareholder or if the person or the person’s relative, partner, employer or anyone to whom that person is subordinate to, whether directly or indirectly, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company, any relative of the company's controlling shareholder or any entity controlled by the company or by its controlling entity; and in the event that the company does not have a controlling shareholder or a shareholder holding 25% or more of the voting rights in the company - any affiliation to the chairman of the board of directors, to the general manager (chief executive officer), to a shareholder holding 5% or more of the company's shares or voting rights, or to the senior financial officer as of the date of the person’s appointment.

The term “affiliation” under the Companies Law includes:

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

Without derogating from the above, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he is subordinated, directly or indirectly, or any entity under the person’s control has business or professional relationship with an entity which an affiliation with is prohibited as detailed above, even if such relationship are not ordinarily (excluding negligible relationship). In addition, a person who received compensation other than the compensation permitted by the Companies Law may not serve as an external director.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, spouse’s sibling and spouse’s parent and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, director or manager directly subordinate to the general manager.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interests with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director.  If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or their relatives, are of the same gender, then the external director to be appointed must be of the other gender.  In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company. A person cannot be appointed as an external director if he is an employee of the Israel Securities Authority or of the Israeli stock exchange.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or certain professional qualifications. At least one external director must possess accounting and financial expertise and the other external directors are to possess professional qualifications as defined by regulations to the Companies Law.  Financial and accounting expertise require such external director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. A company's board of directors is to determine such candidate's qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the Companies Law and the Israeli Securities Laws, 1968.

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

An independent director is defined as an external director or a director who meets the following conditions and who is appointed or classified as such according to the Companies Law: (i) the conditions for his or her appointment as an external director (as described above) are satisfied and the audit committee approves the director having satisfied such conditions; and (ii) he or she has not served as a director of the company for over nine consecutive years with any interruption of up to two years of his or her service not being deemed a disruption to the continuity of his or her service. An independent director is entitled to compensation and reimbursement of expenses similar to such entitlement of an external director, as stated above.

We compensate our two external directors and our independent director in accordance with regulations promulgated under the Companies Law.

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

Each committee of a company’s board of directors, which exercises board powers, is required to include at least one external director and the audit committee must include all of the company’s external directors and one of which should be its chairman.

At the Company's annual general meeting held on July 10, 2008, we appointed Ms. Alicia Rotbard to serve as external director and on Augusts 22, 2011, our annual general meeting of shareholders re-appointed Ms. Rotbard to serve as external director. In April 2010, pursuant to the decision of an extraordinary meeting of shareholders, we appointed Jonathan Regev as an external director of the Company. On January 5, 2012, our board of directors, following the approval of our audit committee, approved the classification of Prof. Gedaliah Shelef as an independent director under the Companies Law.

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

Office Holder Insurance

Our Articles of Association provide that, subject to the provisions of the law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her fiduciary duty to us, provided that the office holder acted in good faith and had reasonable basis to believe that the act would not harm us; or

•	a monetary obligation imposed on him or her in favor of another person.

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

•
In addition, our Articles of Association provide that we may give an advance undertaking to indemnify and may retroactively indemnify an office holder therein with respect to certain matters as detailed in the Articles of Association.

•	Limitations on Insurance and Indemnification.

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

Audit Committee

Our audit committee is comprised of Jonathan Regev, Alicia Rotbard and Prof. Gedaliah Shelef. The audit committee is responsible, among other things, to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the company’s external directors and the majority of its members must be "independent" (as defined below). The chairman of the audit committee must be an external director. The following  individuals may not be members of the audit committee: (i) the chairman of the board of directors, (ii) any director employed by the company, its controlling shareholder or by an entity controlled by the controlling shareholder, (iii) a director who regularly provides services to the company, its controlling shareholder or any entity controlled by the controlling shareholder, (iv) any director whose main source income comes from the company's controlling shareholder, or (v) the company's controlling shareholders or any of their relatives. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act. Whoever is disqualified from serving as member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee determined that such person is required to be present at the meeting or if such person applies to one of the exemptions under the Companies Law.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee is also responsible for evaluating the Company's internal audit program and the performance of the Company's internal auditor and the resources at his/her disposal and creating procedures relating to the employees' complaints regarding deficiencies in the administration of the Company. Under the Companies Law, the audit committee is required to identify deficiencies in the management of the company, including by consulting with the internal auditor or the independent accountants, and recommending remedial actions to the board of directors, and is responsible for reviewing and approving certain related party transactions, as described below. The audit committee may not approve such a related party transaction unless at the time of approval a quorum is presented at the meeting at which the approval was granted. The quorum for the audit committee is the majority of the members of the audit committee, provided that the majority of the independent directors are present and at least one of which is an external director.

The audit committee is also responsible for the determination of whether certain related party actions and transactions are "material" or "extraordinary" for purposes of the requisite approval procedures; assess the scope of work and compensation of the company's independent accountant; and to assess the company's internal audit system and the performance of its internal auditor.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee.  Our internal auditor is Mr. Yehuda Ezra, C.P.A (Isr) of Ezra Yehuda Management Services Ltd. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure.  Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent auditor or its representative.

An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the general manager (chief executive officer) of the company, or (iii) any person who serves as a director or as the general manager (chief executive officer) of the company.

D.           Employees

The following table sets forth for the last three fiscal years, the number of our employees engaged in the specified activities.  Data reported for 2009 reflects the Company's employees as of November 19, 2009, the closing date of the Elbit Transaction:

	Year ended December 31,
Activity	2011	2010	2009
Production & Research and Development	-	-	111
Marketing and Sales	-	-	4
Administration and Management	-	-	13
Total	-	-	128

EER, our only subsidiary, employs 14 employees in Israel.

In January 2012, the board of directors of our Company approved the appointment of Mr. Ofer Sandelson as the Company's Chief Executive Officer (CEO) as of January 8, 2012. Mr. Sandelson is the only employee of the Company as of the date of this annual report.

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

E.            Share Ownership

As of April 1, 2012 none of our directors and executive officers beneficially own more than 1% of our outstanding equity securities.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of April 1, 2012 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Share Option Plan

On June 29, 2011, our board of directors approved our 2011 share options plan (the "2011 Plan"). Under the 2011 Plan, we may grant to any of our and our affiliates' (i.e. present or future companies that either control or controlled by RVB) employees, officers and directors options to purchase our ordinary shares. The total number of the shares reserved for issuance under the 2011 Plan was set up to be 5% of the issued and outstanding share capital of RVB as of January 1 of each year. The options under the 2011 Plan shall become vested and exercisable, in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that any option shall become fully vested and exercisable by the third anniversary of the date of grant (the "Vesting Schedule").

As of the date of this annual report, our Company granted to seven of its and its affiliates employees options to purchase 25,793,156 ordinary shares of the Company with an exercise price of US$ 0.2145 per share (adjusted for future dividend), (including 10,000,000 options to the Company's CEO), according to the 2011 plan.

Item 7.                  Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of April 1, 2012 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)

Greenstone Industries Ltd.(3) 21 Ha'arba'ah St. Tel Aviv, 64739, Israel	86,731,038	37.43%

S.R Accord Ltd. Platinum House 21 Ha’arba'ah St. Tel Aviv, 64739, Israel	20,054,893	8.66%

EBN Korea Ltd. Seoul Center Building 91-1 Sogong-Dong Jung-Gu, Seoul M5 100-070	15,231,571	6.57%

Makoto Takahashi 3-1-2-511, Shinyokohama, Kohokuku, Yokohama, Japan	23,445,975(4)	10.12%

Mazal resources B.V. Rietlandpark, 125 DT Amsterdam P7 1019	52,425,000(5)	18.45%

(1)	Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable within 60 days of April 1, 2012.

(2)	Based on 231,685,787 ordinary shares of RVB outstanding as of April 2, 2012 (not taking into account 1,040,000 dormant shares held by RVB).

(3)
The information is based on Amendment no. 7 to Schedule 13D filed by Greenstone, on January 17, 2012. The total number of RVB shares beneficially owned by Greenstone (i.e. 86,731,038), consists of (i) 76,680,848 RVB shares held by Greenstone; (ii) 10,050,190 RVB shares issuable under an option granted to Greenstone. Greenstone has sole dispositive power solely with respect to items (i) and (ii) above. This number is excluding the 6,252,207 ordinary shares of RVB held by Polar Communications Ltd. which is controlled by Leader, Greenstone's controlling shareholder.

(4)
The information is based on Schedule 13G filed by Mr. Makoto Takahashi, on January 23, 2012. Mr. Takahashi beneficially holds the ordinary shares of RVB through the following companies: (i) Capital Catalyzer Japan Ltd. which holds 4,045,183 ordinary shares of the RVB, (ii) EER Japan Inc. which holds 6,465,750 ordinary shares of RVB, and (iii) Alma Inc. which holds 12,935,042 ordinary shares of RVB. Mr. Takahashi is the owner of 50% of the outstanding shares of EER Japan Inc. and of 20% of the outstanding shares of Alma Inc., and is, therefore, considered a controlling shareholder of such companies. Catalyzer Japan Ltd is a wholly-owned subsidiary of Alma Inc.

(5)
The information is based on Amendment no. 6 to Schedule 13D filed by Mazal Resources B.V., on December 13, 2011. Mazal has a put option to sell ordinary shares of EER to RVB in exchange for issuing 52,425,000 ordinary shares of RVB. As of the date of its report, Mazal didn't own any shares of R.V.B.

As of April 2, 2012, there were a total of 4 registered holders of our ordinary shares with addresses in the United States (other than CEDE & Co.). Such United States holders were, as of such date, the registered holders of 2,996,075 ordinary shares representing approximately 1.29% of our outstanding share capital. The number of registered holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by a U.S. nominee company, CEDE & Co., which held approximately 11.01% of our outstanding ordinary shares as of said date.

B.           Related Party Transactions

The EER Transaction

On August 22, 2011, our shareholders approved the EER Transaction (following an approval by our audit committee and board of directors), together with the Additional SPA. At that meeting, our shareholders also approved the grant to Mr. Yair Fudim, of options to purchase ordinary shares of the Company representing, on a Fully Diluted Basis, approximately 0.3% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share (adjusted for future dividend), which shall become vested and exercisable in accordance with the Vesting Schedule. These options were granted on January 5, 2012.

On January 12, 2012 (the "Closing Date"), we completed the multi-closing EER Transaction and purchased 7,996,210 EER shares from Greenstone, our controlling shareholder at that date, and Accord and 8,048,958 EER shares from other EER shareholders. Following such closings there is one shareholder who holds 200,000 shares of EER (constitutes approximately 1% of EER share capital) except the Company and Mazal (which is side to the Option Agreement with the Company).

Below is description of the EER Transaction, including a summary of the terms and conditions of the EER Share Purchase Agreement, the Option Agreement, the Voting Agreement (as defined below) and the Services Agreement, and the actions that took place at the Closing Date in connection therewith:

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

(ii)
The EER Share Purchase Agreement sets forth, among others, that prior to the Closing Date, we will cause Bank Leumi L’Israel Ltd., to release Greenstone, Accord and S.R. Accord Technologies Ltd., from all their obligations according to guarantees provided by them to the bank, with regard to the EER’s debt of US$714,000 (principal) as of July 3, 2011 (US$408,000 (principal) as of the date of this annual report). As of the date of this annual report, the Company has signed a letter of guarantee instead of the guarantors;

(iii)
In addition, pursuant to the EER Share Purchase Agreement, we were provided with the opportunity, until the lapse of 24 months following the Closing Date, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$8,000,000 by purchasing EER ordinary shares at a price of US$2.5 per share. Since the closing date and until December 31, 2011 the Company has made an investment in a total amount of approximately US $1.5 million. Subsequent to December 31, 2011, the Company has invested in EER's share capital an additional amount of approximately $0.5 million;

(iv)
Pursuant to the Option Agreement between the Company and Mazal, dated July 3, 2011 (the "Option Agreement"), we granted Mazal an option to sell to RVB or to whom RVB may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange of RVB shares at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the "Put Option"), and Mazal granted us the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganization events on or prior to December 31, 2016 (the "Call Option"). The terms and conditions of the Option Agreement shall apply, where applicable, to the 150,000 options to purchase EER shares, which the general meeting of shareholders of EER approved to grant to Mr. Stern, in June 2011;

(v)
Pursuant to the Voting Agreement between Greenstone and Mazal, dated July 3, 2011 (the "Voting Agreement"), Greenstone and Mazal agreed to coordinate the voting of RVB shares held by such parties, including with respect to the appointment of directors to the board of directors of RVB. The Voting Agreement was terminated as of November 29, 2011 pursuant to a termination agreement between Greenstone and Mazal, dated November 29, 2011;

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

(vii)
Pursuant to the Management Agreement, Greenstone will provide RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, options to purchase ordinary shares of the Company representing, on a Fully Diluted Basis, approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share (adjusted for future dividend), which shall become vested and exercisable in accordance with the Vesting Schedule. The options described in this paragraph, which number was set upon the additional closing of the Additional SPA dated January 12, 2012 at 10,050,190 were granted on such closing date; and

(viii)
Pursuant to the Services Agreement, Stern Holding will provide business development services to RVB, for a total monetary consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, according the Services Agreement, Stern Holding shall options to purchase ordinary shares of the Company representing, on a Fully Diluted Basis, approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share (adjusted for future dividend), which shall become vested and exercisable in accordance with the Vesting Schedule. The Services Agreement was terminated as of November 1, 2011 pursuant to a termination agreement by and among the parties, dated November 29, 2011. Therefore the options described in this paragraph will not be granted.

Following the completion of the EER Transaction, EER has become our subsidiary.

For information regarding options to purchase our ordinary shares, issued to certain officers and members of our board of directors, see "Item 6.B. Directors, Senior Management and Employees - Compensation" above.

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

Dividend Policy

We have no dividend policy. On June 29, 2011, we declared a Dividend, in the amount of US$0.0848 per ordinary share of RVB, which was to be paid to our shareholders as of record as of the close of business on August 30, 2011, contingent upon and subject to the closing of the EER Share Purchase Agreement. The closing of the EER Transaction, on August 31, 2011, satisfied the condition precedent for the payment of the Dividend. The Dividend was paid in September2011.

ITEM 9.                The Offer and Listing

A.	Offer and Listing Details

Our Ordinary Shares are quoted on the Over the Counter Bulletin Board under the symbol RVBHF.OB.

The following table sets forth, for the periods indicated, the range of high and low sales prices of our Ordinary Shares:

	High	Low
Yearly highs and lows
2007
Year ending December 31, 2007	US$0.24	US$0.14
2008
Year ending December 31, 2008	US$0.20	US$0.11
2009
Year ending December 31, 2009	US$0.26	US$0.05
2010
Year ending December 31, 2010	US$0.18	US$0.05
2011
Year ending December 31, 2011	US$0.20	US$0.04

Quarterly highs and lows
2010
First Quarter	US$0.17	US$0.08
Second Quarter	US$0.18	US$0.12
Third Quarter	US$0.16	US$0.09
Fourth Quarter	US$0.15	US$0.05
2011
First Quarter	US$0.18	US$0.12
Second Quarter	US$0.18	US$0.15
Third Quarter	US$0.20	US$0.04
Fourth Quarter	US$0.14	US$0.06
2012
First Quarter	US$0.12	US$0.02

Monthly highs and lows
March 2012	US$0.12	US$0.10
February 2012	US$0.11	US$0.10
January 2012	US$0.12	US$0.02
December 2011	US$0.12	US$0.06
November 2011	US$0.13	US$0.10
October 2011	US$0.14	US$0.07

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Objects and Purposes

We are a public company registered under the Companies Law as R.V.B. Holdings Ltd (formerly B.V.R. Systems (1998) Ltd.), registration number 52-004362-1. We adopted new Articles of Association on August 22, 2011.  Pursuant to Article 4.2 of our Articles of Association, our objective is any purpose stated in the Company's memorandum of association and to engage in any lawful activity.

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

An “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and a director or any manager who is directly subject to the general manager.

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

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the company’s articles of association provide otherwise.  A transaction that is adverse to the company’s interest may not be approved.  If the transaction is (i) an extraordinary transaction with an office holder or a third party in which the office holder has a personal interest, or (ii) an engagement by the company with an office holder who is not a director regarding his or her service and terms of employment, including an undertaking to indemnify, exculpate or insure such office holder, then it must be approved by the audit committee, before the board approval. In the event that an amendment is made to an existing engagement with an office holder, such amendment does not require board approval to the extent that it is immaterial to the existing engagement. Transaction between a company and  its directors regarding such directors' service and terms of employment, including with respect to exculpation, indemnification or insurance, including compensation for non-directorial duties in the company, require the approval of each of the audit committee, the board of directors and the shareholders, in that order.

Extraordinary transactions of a public company with its controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or an employee of the company, regarding his or her terms of engagement and employment, require the approval of the audit committee, the board of directors and the shareholders of the company.  The shareholders approval must satisfy either of the following criteria:

•
the majority must include a majority of the total votes of shareholders who are present and voting at the meeting and who have no personal interest in the transaction (the votes of abstaining shareholders shall not be included in the number of the said total votes); or

•
the total of opposition votes, among the shareholders who are present at the meeting and who have no personal interest in the transaction, shall not exceed 2% of the aggregate voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years, requires the abovementioned approval every three years; unless, with respect to transactions not involving the receipt of services or compensation, the audit committee has determined that a longer term is reasonable under the circumstances.

A person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors has a personal interest in a transaction, such transaction requires approval of the shareholders of the Company.

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

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7.B. – Major Shareholders and Related Party Transactions – Related Party Transactions.”

Directors’ Compensation

Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors. Arrangements as to compensation of directors also require audit committee approval, prior to board approval, as well as shareholders approval.

Under regulations promulgated under the Companies Law regarding payment of compensation to external directors, compensation of external directors shall be comprised of annual compensation and a per meeting payment ranging as stated in the regulations.  These amounts are adjusted twice a year in accordance with the Israeli consumer price index. With regard to a company which shares are traded in an exchange outside of Israel, and is subject to laws which impose upon the external directors duties which exceed the duties imposed upon them under Israeli law, the maximum amount payable to the external directors is NIS 115,400 per annum and NIS 3,470 per meeting. The approval of the shareholders of the Company is required for such compensation, unless it is between the maximum and fixed amounts set forth in these regulations. Alternatively, the compensation of external directors may be linked to the compensation of other directors subject to certain restrictions. Additionally, external directors may be entitled to an additional compensation in stock (including by way of granting options to purchase the Company’s stock), provided that such compensation is granted within the framework of a stock incentive plan applicable to all other directors and further provided the amount of stock granted or purchasable shall not fall below the lowest amount granted to any other director and shall not exceed the average amount of stock granted to all other directors. These regulations allow an increased compensation to external directors who are considered “expert external directors” under these regulations.

Directors’ Borrowing Powers

Our board of directors may from time to time, in its discretion, cause the Company to raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. Such borrowing powers may be exercised by a majority of the board of directors in accordance with our Articles of Association.

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

Acquisitions under Israeli Law

Merger

The Companies Law permits merger transactions if such merger was approved by each of the merging companies' board of directors and, unless certain requirements described under the Companies Law are met, a majority of each merging companies shareholders.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies.  If the board of directors has determined that such a concern exists, it may not approve a proposed merger.  Following the approval of the board of directors of each of the merging companies, the board of directors of the merging companies must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control of the other party to the merger or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the target entity has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company. The court will not approve such merger unless the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

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

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital, is required by the Companies Law, to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class of shares, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may determine in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

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

Under current Israeli regulations, we may pay dividends or other distributions in respect of our Ordinary Shares either in non-Israeli or Israeli currencies.  If we make these payments in Israeli currency, they will be freely converted into non-Israeli currencies at the rate of exchange prevailing at the time of conversion.  Because exchange rates between the NIS and the dollar continuously fluctuate, a U.S. shareholder will be subject to the risk of currency fluctuations between the date when we declare NIS-denominated dividends and the date we pay them in NIS.  See “— Item 3. Key Information — D. Risk Factors.”

Non-residents of Israel may freely hold and trade our securities pursuant to the general permit issued under the Israeli Currency Control Law, 1978.  Neither our memorandum of association, Articles of Association nor the laws of the State of Israel restrict the ownership of our Ordinary Shares by non-residents in any way, except with respect to citizens of countries which are in a state of war with Israel.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at a rate of 24% in 2011. Prior to the enactment of the Law for Changing the Tax Burden in Israel (the "Tax Change Law"), the corporate tax rates were scheduled to be reduced to 23% in 2012 and ultimately to 18% by 2016. This scheduled gradual reduction in corporate tax rates was repealed. Instead, the Tax Change Law provides that the corporate tax rate will be increased to 25% in 2012.

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

Capital Gains Tax on Sales of Our Ordinary Shares

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non- Israel resident, if those assets are either: (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance, 1961 [new version] (the "Ordinance") distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset.

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (24% in 2011, increased to 25% in 2012). As of 2012, the Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25% due to the enactment of the Tax Change Law, which came into force in January 1, 2012 (up from 20% in 2011). However, if the individual shareholder is a “Controlling Shareholder” (i.e.,  a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including,  among others, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period)), such gain will be taxed at the rate of 30% (25% in 2011).

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income - 25% for corporations in 2012 (up from 24% in 2011) and a marginal tax rate of up to 48% for individuals in 2012 (up from 45% in 2011).

Notwithstanding the foregoing, capital gains generated from the sale of our securities by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxes provided that all the following cumulative conditions are met: (i) the securities were purchased upon or after the registration of the securities on a stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009); (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributable; and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (the “ Israel-U.S. Double Tax Treaty ”) exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

Either the purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which the payment to the seller is made is obligated, subject to the above-referenced exemptions, to withhold tax on the Real Capital Gains resulting from a sale of securities at the rate of 25% in 2012 in respect of a corporation and/or an individual (the withholding tax rate applicable to individuals had been 20% in 2011).

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and June 30 of each tax year for sales of securities traded on a stock exchange made in the 6 months period prior to each of the aforementioned filing dates. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed and no advance payment is required. Capital gains are also reportable on an annual income tax return.

Taxation of Dividends

As of January 1, 2012, a distribution of dividends from income derived during any period for which the Israeli company is not entitled to reduced tax rates applicable to an Approved Enterprise/Benefited Enterprise/ Preferred Enterprise under the Law for the Encouragement of Capital Investments-1959, to an Israeli resident individual, will generally be subject to tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from tax in Israel provided that the income from which such dividend was distributed was derived or accrued within Israel.

The aforementioned rates may be reduced by an applicable double tax treaty. Thus, under the Israel – U.S. Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an Approved Enterprise/ Benefited Enterprise/Preferred Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel U.S. Double Tax Treaty will not apply if the dividend income has been derived through a permanent establishment of the U.S. resident in Israel.

Our company is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise's/Privileged Enterprise's/Preferred Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporations – 15%, (ii) Israeli resident individuals – 15%, and (iii) non-Israeli residents – 15% (4% under the Ireland Track), subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise/Privileged Enterprise/Preferred Enterprise, the following withholding tax rates will apply: (a) for securities which are registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of the distribution or at any time during the preceding 12 months period), and (iii) non-Israeli residents - 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of the distribution or at any time during the preceding 12 months period), and (iii) non-Israeli residents - 25%/30% as referred to above with respect to Israeli resident individuals, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of ordinary shares and you are for United States federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation that is created or organized under the laws of the United States, any state thereof or any political subdivision thereof; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if (a) a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

Each prospective investor is urged to consult its own tax advisors regarding the tax consequences of the acquisition, ownership, and disposition of ordinary shares under United States federal, state, local, non-United States, and other tax laws.

Taxation of Distributions on Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any actual or deemed distribution by us (including any Israeli taxes withheld therefrom) with respect to your ordinary shares will be included in your gross income as a dividend to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. A distribution in excess of our current and accumulated earnings and profits will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares. Thereafter, to the extent that such distribution exceeds your adjusted tax basis in our ordinary shares, the distribution will be treated as gain from the sale or exchange of such ordinary shares. We do not intend to determine our earnings and profits on the basis of United States federal income tax principles. Therefore, you should expect that a distribution will be treated as a dividend for United States federal income tax reporting purposes. Corporate U.S. Holders generally will not be allowed a deduction under Section 243 of the Code for dividends received on our ordinary shares and thus will be subject to tax at the rate applicable to their taxable income.

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

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, upon a sale or other taxable disposition of ordinary shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount realized and your adjusted tax basis in our ordinary shares. Your adjusted tax basis in our ordinary shares will be the cost to you of such shares, as determined under United States federal income tax principles. For taxable years beginning before January 1, 2013, capital gain from the sale or other taxable disposition of ordinary shares held by a non-corporate U.S. Holder, including an individual, will be taxed at a maximum rate of 15% if such ordinary shares have been held for more than one year and certain requirements are met. Beginning in 2013, the maximum tax-rate applicable to long-term capital gains currently is scheduled to rise to 20%. If the U.S. Holder’s holding period on the date of the taxable disposition is one year or less, such gain or loss will be a short-term capital gain or loss. Short-term capital gains generally are taxed at the same rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. The gain or loss generally will be gain or loss from sources within the United States for United States foreign tax credit limitation purposes. You are urged to consult with your own tax advisor regarding the sourcing of gain or loss recognized on the sale of ordinary shares.

Passive Foreign Investment Company Consequences

Special United States federal income tax rules apply to United States persons that own shares of a PFIC. A non-United States corporation will be classified as a PFIC for United States federal income tax purposes for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of such corporation’s gross income (including its pro rata share of the gross income of any company in which it is considered to own 25% or more of the shares by value)  is “passive income,” (the “Income Test”) or on average at least 50% of the gross value of its assets during such tax year (including its pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value)  is attributable to assets that produce, or are held for the production of, passive income. For this purpose, passive income includes, among other things, dividends, interest, certain rents and royalties, and gain from the disposition of property that produces such income. If we are classified as a PFIC for any taxable year in which a U.S. Holder has held our ordinary shares, we will continue to be classified as a PFIC with respect to such U.S. Holder for any subsequent taxable year in which such U.S. Holder continues to hold our ordinary shares, even if our income or assets would not cause us to be a PFIC in such subsequent taxable year, unless an exception applies.

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

Due to the complexity of the PFIC rules and the uncertainty of their application in many circumstances, you should consult your own tax advisors concerning the United States federal income tax consequences of holding our ordinary shares if we were a PFIC in any taxable year, with regard to your particular circumstances.

Information Reporting and Backup Withholding

Unless an exception applies, information reporting will apply with respect to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of ordinary shares effected at a United States office of a broker (and under certain circumstances at a non-United States office of a broker).

Additionally, backup withholding will apply to such payments if you are a U.S. Holder that is not an exempt recipient and you:

•	fail to timely provide an accurate taxpayer identification number,

•	are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns, or

•	in certain circumstances, fail to comply with other applicable requirements of the backup withholding rules.

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

Interest Rate Risk

We are subject to market risk from exposure to changes in interest rates relating to borrowings under our loan agreements. The interest rate on these borrowings is based on LIBOR.

Assuming that interest rates would have increased (decreased) by 2% and other parameters remained constant, the effect would be that the Company's loss for the year ended on December 31, 2011 would have increased (decreased) by approximately $10.

Equity Price Risk

As of December 31, 2011, we did not have any marketable securities that were recorded at fair value. Hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

We are exposed to financial market risk associated with changes in foreign currency exchange rates.

As of December 31, 2011, we had cash in New Israeli Shekels (NIS) or in funds linked thereto in the amount of US$360 thousand (out of US$ 6,751 thousands in cash and cash equivalents that we had in total). Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 5% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our cash and cash equivalents would decrease by US$17 thousand.

As of December 31, 2011, we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of US$148 thousand. Market risk is estimated as the potential decrease in fair value resulting from a hypothetical 5% increase in the year-end dollar exchange rate. Assuming such increase in the dollar exchange rate, the fair value of our accounts receivable would decrease by US$7 thousand.

As of December 31, 2011, we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of US$630 thousand. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 5% decrease in the year-end dollar exchange rate. Assuming such a decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by US$30 thousand.

As of December 31, 2011, we had other payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of US$569 thousand. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 5% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the fair value of our accounts payable would increase by US$27 thousand.

In addition, most of our expenses are denominated in NIS. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 5% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the total of our expenses would increase by US$90 thousand.

ITEM 12.             Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.             Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.             Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.             Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions to be made regarding required disclosure. Our management, including our chief executive officer and chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) of the Exchange Act of 1934) as of December 31, 2011. Based on such review, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Management's Annual Report on Internal Control over Financial Reporting

Our management, including our chief executive officer and chief financial officer are responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f).

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

Our management, including our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting.

In conducting the management’s evaluation of the effectiveness of its internal control over financial reporting, the Company’s management determined that the purchase, by the Company, of approximately 77% of the issued and outstanding share capital of EER, which its initial closing was completed on August 30, 2011, would be excluded from the 2011 internal control assessment, as permitted by the Securities and Exchange Commission. Accordingly, as of December 31, 2011 approximately 86% and 72% of the consolidated net and total assets, respectively, were excluded from management’s evaluation of the effectiveness of internal control over financial reporting.

Based on that assessment, our management concluded that as of December 31, 2011 the Company’s internal control over financial reporting was effective.

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

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting identified with the evaluation thereof that occurred during the period covered by this annual report that have materially affected, or are reasonable likely to materially affect our internal control over financial reporting.

ITEM 16.             Reserved

ITEM 16A.          Audit Committee Financial Expert

Our board of directors has determined that Alicia Rotbard is our audit committee financial expert and is independent as defined by the applicable SEC regulations.

ITEM 16B.          Code of Ethics

Our company has adopted a code of ethics, which applies to all employees, officers and directors, including our chief executive officer and our principal accounting officer or controller or other persons performing similar functions. Copies of our code of ethics are available free of charge at our executive offices upon request.

ITEM 16C.          Principal Accountant Fees and Services

Somekh Chaikin, a member firm of KPMG International ("Somekh Chaikin"), was the principal accountants for the Company until the Company's shareholders dismissed them from service on August 22, 2011, and Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited ("Deloitte"), was engaged as principal accountants. The decision to change accountants was recommended by the audit committee of the board of directors (see Amendment No. 1 to the Company's shell company report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2012).

The following table presents fees for professional audit services rendered by Deloitte for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2011, and for other services rendered.

2011
(In thousands)
Audit Fees (1)	$40
Audit-Related Fees (2)	-
Tax Fees (3)	-

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

The following table presents fees for professional audit services rendered by Somekh Chaikin for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2010, and for other services rendered.

2010
(In thousands)
Audit Fees (1)	$65
Audit-Related Fees (2)	-
Tax Fees (3)	-

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

Pre-approval Policies and procedures

The audit committee approves all audits, audit-related services, tax services and other services provided by our independent auditors. Any services provided by our independent auditors that are not specially included within the scope of the audit must be pre-approved by our audit committee prior to any engagement.

ITEM 16D.          Exemptions from the Listing and Standards of Audit Committees

Not applicable.

ITEM 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Purchases of Equity Securities by the Issuer

 On January 26, 2011, we repurchased 1,040,000 Ordinary Shares held by former employees, in consideration for the payment of $0.23 per Ordinary Share, for a total consideration of approximately $240 thousands, of which approximately $187 thousands was invested by them in the company upon exercise of the options (exercise price per share of $0.18).

Purchases of Equity Securities by an Affiliated Purchaser

No purchases of our equity securities were made in 2011 by an affiliated purchaser.

Item 16F.            Change in Registrant’s Certifying Accountant

See Amendment No. 1 to the Company's shell company report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2012.

Item 16G.           Corporate Governance

Not applicable.

PART III

ITEM 17.             Financial Statements

Not applicable.

ITEM 18.             Financial Statements

(i)          Financial Statements of RVB as of and for the year ended December 31, 2011 (filed herewith);

 ITEM 19.            Exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association of Registrant (incorporated by reference to Exhibit 1.1 to the Registrant's shell company report on Form 20-F, filed on September 7, 2011);
1.2	Articles of Association (incorporated by reference to Exhibit 1.2 to the Registrant's shell company report on Form 20-F, filed on September 7, 2011);
4.1
Share Purchase Agreement among the Registrant, Greenstone Industries Ltd., S.R. Accord Ltd., Mazal Resources B.V. and E.E.R. Environmental Energy Resources (Israel) Ltd., dated July 3, 2011 (incorporated by reference to Appendix A of Exhibit 99.1 to the Registrant's Form 6-K, filed on July 20, 2011);

4.2
Form of additional Share Purchase Agreement between the Registrant and certain E.E.R. Environmental Energy Resources (Israel) Ltd. shareholders (incorporated by reference to Appendix B of Exhibit 99.1 to the Registrant's Form 6-K, filed on July 20, 2011);

4.3	Option Agreement between the Registrant and Mazal Resources B.V., dated July 3, 2011(incorporated by reference to Appendix C of Exhibit 99.1 to the Registrant's Form 6-K, filed on July 20, 2011);
4.4	Voting Agreement between Greenstone Industries Ltd. and Mazal Resources B.V., dated July 3, 2011 (incorporated by reference to Exhibit 99.3 to the Registrant's Form 6-K, filed on July 20, 2011);
4.5	Termination Agreement between Greenstone Industries Ltd. and Mazal Resources B.V., dated November 29, 2011 (filed herewith);
4.6
Translation of a Services Agreement between the Registrant, Mr. Moshe Stern and M. Stern Holding Ltd., dated July 3, 2011 (incorporated by reference to Exhibit 99.4 to the Registrant's Form 6-K, filed on July 20, 2011);

4.7	Translation of a Termination of Services Agreement between the Registrant, Mr. Moshe Stern and M. Stern Holding Ltd., dated November 29, 2011 (filed herewith);
4.8	Management Agreement between the Registrant and Greenstone, dated July 14, 2011(incorporated by reference to Exhibit 99.5 to the Registrant's Form 6-K, filed on July 20, 2011);
4.9	Shareholders' Agreement between the Registrant and Mazal, dated July 3, 2011(incorporated by reference to Exhibit 99.6 to the Registrant's Form 6-K, filed on July 20, 2011);
4.10
Asset Purchase Agreement between the Registrant and Elbit Systems Ltd. dated July 19, 2010(incorporated by reference to Exhibit 4.1 to the Registrant's annual report on Form 20-F, filed on June 29, 2010);

4.11	The Registrant's 2011 Share Option Plan (incorporated by reference to Exhibit 4.9 to the Registrant's shell company report on Form 20-F, filed on September 7, 2011);
4.12	Form of Indemnification Agreement (incorporated by reference to Appendix G of Exhibit 99.1 to the Registrant's Form 6-K, filed on July 20, 2011);
8.1	List of Subsidiaries (filed herewith);
12.1	Certification of Chief Executive officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
12.2	Certification required of Chief Financial officer by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
13.1	Certification of Chief Executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
13.2	Certification of Chief Financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

R.V.B. HOLDINGS LTD.

By:	/s/ Ofer Sandelson
Ofer Sandelson
Chief Executive Officer

By:	/s/ Ofer Naveh
Ofer Naveh
Chief Financial Officer

Date:  April 30, 2012

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and Shareholders of

R.V.B. HOLDINGS LTD.

We have audited the accompanying consolidated statements of financial position of R.V.B. Holdings Ltd. and its subsidiary (hereafter - "the group") as of December 31, 2011 and 2010 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Group's management and Board of Directors.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2010 and the results of its operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011, in accordance with International Financial Reporting Standards (IFRS).

Brightman Almagor Zohar & Co.
Certified Public Accountants (Isr.) A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, March 21 2012

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31
		2011	2010
	Note	$ in thousand
Assets

Current assets
Cash and cash equivalents	5	6,751	57
Accounts receivable	6	238	248
Loan provided	8	-	218
Total current assets		6,989	523

Non-current assets
Loan provided	8	-	274
Fixed assets, net	9	12,505	13,967
Intangible assets, net	10	3,521	3,931
Total non-current assets		16,026	18,172

Total assets		23,015	18,695

Liabilities and equity

Current liabilities
Loans from banks and others	12	603	4,529
Convertible shareholders' loans	12	-	4,339
Accounts payable and accruals	11	630	623
Total current liabilities		1,233	9,491

Non-current liabilities
Loans from banks	12	102	-
Shareholders' loans	12	-	4,240
Options at fair value through profit and loss	7c(4)	158	210
Liability to the Office of the Chief Scientist	15b	411	442
Liability in respect of dismantling and vacating fixed assets	2h	133	76
Total non-current liabilities		804	4,968

Equity attributable to owners of the Company		17,076	4,236
Non-controlling interests		3,902	-
Total equity		20,978	4,236

Total liabilities and equity		23,015	18,695

Yitzhak Apeloig Chairman of the Board	Ofer Sandelson CEO	Ofer Naveh CFO

Approval date of the financial statements: March 21, 2012.

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31
		2011	2010	2009
	Note	$ in thousand

Revenues	15a(13)	63	-	-

Expenses
Operating expenses and facility maintenance	18	2,526	2,590 (*)	2,962 (*)
Marketing expenses	19	1,200	1,256	1,251
Administrative and general expenses	20	1,759	1,793 (*)	1,910 (*)
Other expenses		-	98	-
Total expenses		5,485	5,737	6,123

Loss from ordinary activities		(5,422)	(5,737)	(6,123)

Financing income	21	54	17	29
Financing expenses	21	(878)	(1,917)	(1,213)

Total financing expenses, net		(824)	(1,900)	(1,184)

Loss for the year		(6,246)	(7,637)	(7,307)

Total comprehensive loss for the period		(6,246)	(7,637)	(7,307)

Loss and total comprehensive loss attributable to:
Owners of the Company		(5,950)	(7,637)	(7,307)
Non-controlling interests		(296)	-	-

		(6,246)	(7,637)	(7,307)

Loss per share (in $)
Basic and diluted loss per share	17	(0.029)	(0.041)	(0.041)

(*)  Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the year ended December 31, 2011
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2011	4,906	34,078	173	161	6,063	(41,145)	4,236	-	4,236

Changes during 2011
Share-based payment	-	-	-	-	1,220	-	1,220	-	1,220
Termination of employee options	-	2,852	-	-	(2,852)	-	-	-	-
Equity component of convertible loans	-	1,013	-	-	-	-	1,013	-	1,013
Conversion of shareholder's debts	1,445	15,128	-	(161)	(3,393)	-	13,019	-	13,019
Issuance of ordinary shares – EER Transaction	25,692	(20,862)	(173)	-	(1,038)	-	3,619	4,117	7,736
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(81)	-	-	-	-	(81)	81	-

	27,137	(1,950)	(173)	(161)	(6,063)	-	18,790	4,198	22,988

Loss for the year	-	-	-	-	-	(5,950)	(5,950)	(296)	(6,246)

Total comprehensive loss for the year	-	-	-	-	-	(5,950)	(5,950)	(296)	(6,246)

Balance as of December 31, 2011	32,043	32,128	-	-	-	(47,095)	17,076	3,902	20,978

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

	For the year ended December 31, 2010
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	$ in thousand

Balance as of January 1, 2010	12	35,786	-	161	5,519	(33,508)	7,970

Changes during 2010
Distribution of bonus shares	4,777	(4,777)	-	-	-	-	-
Issuance of shares	117	2,538	173	-	-	-	2,828
Share-based payment	-	-	-	-	518	-	518
Equity component of convertible loans	-	531	-	-	16	-	547
Share-based payment in respect of guarantees received from shareholders	-	-	-	-	10	-	10
	4,894	(1,708)	173	-	544	-	3,903

Loss for the year	-	-	-	-	-	(7,637)	(7,637)

Total comprehensive loss for the year	-	-	-	-	-	(7,637)	(7,637)

Balance as of December 31, 2010	4,906	34,078	173	161	6,063	(41,145)	4,236

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

	For the year ended December 31, 2009
	Share capital	Premium on shares	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	$ in thousand
Balance as of January 1, 2009	12	35,786	161	2,891	(26,201)	12,649

Changes during 2009
Share-based payment				927		927
Equity component of convertible loans	-	-	-	552	-	552
Share-based payment in respect of guarantees
received from shareholders	-	-	-	1,149	-	1,149
	-	-	-	2,628	-	2,628

Loss for the year	-	-	-	-	(7,307)	(7,307)
Total comprehensive loss for the year	-	-	-	-	(7,307)	(7,307)

Balance as of December 31, 2009	12	35,786	161	5,519	(33,508)	7,970

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended on December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	$ in thousand

Cash flows from operating activity
Loss for the year	(6,246)	(7,637)	(7,307)
Adjustments required to present cash flows from operating activity (Appendix A)	3,703	4,364	4,316

Net cash used in operating activity (*)	(2,543)	(3,273)	(2,991)

Cash flows from investment activity
Receipt of insurance refunds	-	-	225
Investment in fixed assets	(2)	(2)	(254)

Net cash used in investment activity	(2)	(2)	(29)

Cash flows from financing activity
EER Transaction (Note 7d(1))	7,977	-	-
Repayment of bank loans	(204)	-	-
Short-term credit, net	-	-	2,250
Issuance of shares	-	3,023	-
Proceeds from shareholders loans	1,466	-	500

Net cash provided by financing activity	9,239	3,023	2,750

Increase (decrease) in cash and cash equivalents	6,694	(252)	(270)

Balance of cash and cash equivalents at the start of the year	57	309	579

Balance of cash and cash equivalents at end of the year	6,751	57	309

(*) Including cash interest payments in the amount of	22	55	46

(*) Including cash interest receipts in the amount of	51	7	1

The accompanying notes are an integral part of the consolidated financial statements.

 R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Appendix A – Adjustments required to present the cash flows from operating activity

	For the year ended on December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	$ in thousand

Income and expenses not involving cash flows:

Depreciation and amortization	1,874	1,906	1,944
Increase in liabilities in respect of employee benefits	-	15	-
Interest accrued on loans and others, net	706	1,153	684
Transformation of loan into grant	701	391	390
Loss arising on financial liabilities designated at fair value through profit or loss	(52)	15	-
Bonus in respect of options to shareholders in connection with the provision of a guarantee	432	704	457
Share-based payments	422	518	927

	4,083	4,702	4,402

Changes in asset and liability items:

Increase in accounts receivable	(14)	(8)	(61)
Decrease in accounts payable and accruals	(366)	(330)	(25)

	(380)	(338)	(86)

	3,703	4,364	4,316

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.
R.V.B. Holdings Ltd. (formerly B.V.R Systems (1998) Ltd.) (the "Company") is an Israeli company incorporated in Israel (the Company changed its name on January 12, 2010 subsequent to the Elbit Transaction – see below).

On November 19, 2009, after receipt of all required approvals, the Company sold substantially all of its assets and liabilities, including the brand name "B.V.R", to Elbit Systems Ltd. (NASDAQ: ESLT) (“Elbit”), for a total cash consideration of approximately $34.27 million (the “Elbit Transaction”).

Prior to the Elbit Transaction, the Company was engaged in developing, manufacturing and marketing advanced training and computer-based simulation systems for military applications.

b.
On March 24, 2010, Greenstone Industries Ltd. ("Greenstone") exercised its option to purchase from Aviv Tzidon and A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon (collectively: "Tzidon"), the control of the Company. Pursuant to an agreement entered into by and among Greenstone and Tzidon on December 12, 2010 and the option awarded to Greenstone to purchase up to 65% but not less than 50.14% of the Company's issued share capital as of that date, Tzidon sold to Greenstone: (i) 76,680,848  of the Company's ordinary shares, constituting 65% of the Company's issued and outstanding share capital as of that date (not taking into account 1,040,000 dormant shares); and (ii) 1,800,000 options exercisable into 1,800,000 ordinary shares of the Company which expired during November 2011.

c.
In July 2011, the Company entered into the following agreements, in connection with the purchase of E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") shares by the Company: (i) a share purchase agreement by and among the Company, Greenstone, S.R Accord Ltd. ("Accord"), Mazal Resources B.V. ("Mazal") and EER (the "EER Share Purchase Agreement"); (ii) an option agreement between the Company and Mazal (the "Option Agreement"); (iii) a voting agreement between Greenstone and Mazal (the "Voting Agreement"); (iv) a shareholders' agreement between the Company and Mazal (the "Shareholders Agreement"); (v) a services agreement between the Company, Mr. Moshe Stern (EER's former CEO; "Stern") and M. Stern Holding Ltd. ("Stern Holding"), a company under Stern's control (the "Services Agreement"); and (vi) a management agreement between the Company and Greenstone (the "Management Agreement") (collectively, the "EER Transaction").

On August 22, 2011, the Company's shareholders approved the EER Transaction (following an approval by the Company's audit committee and board of directors), together with an additional share purchase agreement, to be entered into between the Company and certain EER shareholders who would elect to join the EER Transaction and sell their holdings in EER to the Company, in exchange for original shares of the Company (the "Additional SPA"). On August 31, 2011, the EER Transaction was completed and the Company purchased a total of 7,996,210 EER shares from Greenstone and Accord (see note 7b(1)).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continued):

c.	(continued):

On October 11, 2011 an initial closing of the Additional SPA was completed with certain EER shareholders. At this closing, the Company issued a total of 38,066,489 ordinary shares of the Company in exchange for a total of 3,267,510 EER shares from these certain EER shareholders.

On January 12, 2012, an additional closing of the Additional SPA with other EER shareholders who elected to become parties to the Additional SPA was completed. At this additional closing the Company issued a total of 55,703,870 ordinary shares of the Company, in exchange for 4,781,448 EER shares of these certain EER shareholders.

As of the date of these Financial Statements RVB holds 78% of EER's share capital (72.6% on a fully-diluted basis) and 99% of EER's voting rights.

For additional information regarding the EER Transaction, see Note 7b.

d.	Accounting treatment of the EER Transaction:

Although in the EER Transaction, mentioned in paragraph 1c above, the Company is the legal purchaser of the rights in EER, the Company had no business activity ("Shell Company") as of the date of the EER transaction and thus does not meet the definition of a Business under IFRS 3, and since the majority of the shareholders of the Company after the completion of transaction (including the completion of the Additional SPA) will be former shareholders of EER, this transaction does not meet the definition of a 'Business Combination' under IFRS 3. For accounting purposes the transaction is treated as a capital transaction of EER.

Accordingly, the following accounting treatment has been applied in respect of the transaction:

•	The assets and liabilities of the legal subsidiary, EER, are recognized and measured in the consolidated financial statements at their pre-transaction carrying amounts;

•
The accumulated losses and other equity balances recognized in the consolidated financial statements reflect the accumulated loss and other equity balances of EER as of August 31, 2011. However, the equity structure appearing in the consolidated financial statements reflects the equity structure of the Company, including the equity instruments issued under the transaction;

•	Comparative numbers are based upon the consolidated financial statements of the legal subsidiary, EER for the years ended December 31, 2010 and 2009.

•	The balance of non-controlling interests in the consolidated statements represents mainly Mazal's equity rights in EER.

•	The assets and the liabilities of the Company as at the date of the closing of the transaction were added to all of the above (mainly cash and cash equivalents).

See also note 7d.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continued):

e.	Description of EER and its operations:

EER was incorporated in Israel on May 21, 2000, as a private company limited by shares. EER owns know-how and rights in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology, an innovative approach to waste treatment, which can be implemented, among others, for the treatment of municipal waste, medical waste and low and intermediate level radioactive waste (the “PGM Technology” or the “Technology”).

In early 2007, EER completed the construction of a Facility in Yblin, Israel (containing systems similar to those found in a commercial facility) to make use of the Technology for the treatment of municipal waste (the "Yblin Facility").  The Yblin Facility, according to its permit, can be operate only few times a year. At the start of 2008, the Company began depreciating the facility after a successful first year of trial running.

Over the years 2007-2009, several demonstrations were held using the Yblin Facility.

See also note 7 below.

f.	Definitions:

The Company	-	R.V.B. Holdings Ltd.
The Group	-	The Company and its Subsidiaries (as defined below)
Subsidiaries	-
Companies in which the Company holds 50% or more of its voting rights or have the right to appoint half or more of the members of the Board of Directors, and the financial statements of which are consolidated with those of the Company.

Related parties	-	As defined in IAS 24.
CPI	-	The Consumer Price Index, as published by the Central Bureau of Statistics.
Dollar	-	A United States dollar

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations published by the International Accounting Standards Board (“IASB”).

b.	Presentation of the statement of financial position

The Company’s assets and liabilities in the statement of financial position are classified according to current and non-current items. The Company’s operating cycle period is 12 months.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Basis for the preparation of the financial statements:

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies are set out below.

d.	Analysis of the expenses recognized in profit and loss

The Company’s expenses in the statement of comprehensive income are presented based on the function of expenses within the entity.

e.	Foreign currency:

(1)	Functional currency and operating currency:

The currency of the main economic environment in which the Group operates is the US dollar (hereinafter – "the functional currency").

(2)	Translation of transactions that are not in the functional currency

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

f.	Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of investment.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Consolidated financial statements

(1)	General

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

(2)	Non-controlling interest

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the Company.

(3)	Regarding the accounting treatment of the EER transaction see note 1d above.

h.	Fixed assets:

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

Any component of a fixed-asset item having a cost that is significant in relation to the total cost of the asset shall be depreciated separately. The depreciation is carried out systematically over the estimated useful life of the asset by the straight line method from the time at which the asset is ready for its intended use. In the opinion of the Company's management, no significant residual value is expected at the end of the useful life.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Fixed assets (continued):

The annual rates of depreciation are as follows:

	Useful life	Depreciation rates
		%
Buildings	12.5	8
Construction and miscellaneous	12.5	8
Plasma, compressors and bellows	12.5	8
Machinery and equipment	12.5	8
Pipelines	12.5	8
Crane and reactor	12.5	8
Faucets and electricity	10	10
Steam boilers	5	20
Furniture and office equipment	3-17, mainly 3	6-33 (mainly 33%)

The depreciation method and the useful life of an asset are reviewed by the Company's management at the end of each financial year. Changes are treated as changes in estimates and accounted for prospectively.

Profit or loss created as a result of the sale or retirement of an asset is determined according to the difference between the proceeds from the sale of this asset and its book value, and carried to the statement of income.

The cost of replacing a part of a fixed asset item is recognized as an increase in the book value of that item when incurred, if it is expected that the future financial benefit embodied in the items will flow to the Group and that its cost can be measured reliably. Routine maintenance costs are expensed when incurred.

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

•	Changes in said liability regarding the end of the period of depreciation of the item will be deducted from or added to the asset during the period in which they occurred.

•	Changes in said liability deriving from the passage of time are recognized in the statement of income as a financing cost as incurred.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Intangible assets except for goodwill:

Intangible assets are identifiable non-monetary assets that lack a physical entity.

The Company has intangible assets with a definite life.

Intangible assets with a definite useful life are amortized on the straight line basis over its estimated useful life subject to impairment tests. The change in the useful life assessment of an intangible asset with a finite life is accounted for prospectively.

The useful life during which intangible assets with a finite useful life (know-how) are amortized is 12.5 years, based, among others, on the period of the registered patent on said know-how.

The Company's intangible costs are recognized and measured in accordance with the way they were created, as follows:

An intangible asset that has been created internally, as a result of the Company's development activities (or the development stage of an internal project) in respect of know-how for the treatment of waste is recognized, net of investments and participation grants, when all the conditions below have been met:

(1)	There is a technical feasibility that the asset will be completed, thus making it available for use or sale;
(2)	The company intends to complete the asset and use it or sell it;
(3)	The company is capable of completing the asset and using or selling it;
(4)	The asset is expected to generate future economic benefits;
(5)	The company has available technical, financial and other resources for completing the development of the asset and for using or selling the asset; and
(6)	The development costs that are attributed to the asset can be reliably measured.

The amount initially recognised for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognised, development expenditure is recognised in profit or loss in the period in which it is incurred.

Intangible assets that were created internally are amortized using the straight line method over their useful life, and are presented at cost, less amortization and any accumulated impairment losses.

Concerning the grants received from the Chief Scientist and royalties paid in respect thereof, see note 2n.

j.	Impairment of intangible assets except for goodwill :

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

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

j.	Impairment of intangible assets except for goodwill (continued):

If the joint assets cannot be allocated to single cash-generating units on the said basis, the joint assets are allocated to the smallest groups of cash-generating units in respect of which a reasonable and consistent basis for allocation can be identified.

The recoverable amount is measured in relation to the Company’s value, which is derived from investments in the Company’s capital.

If an impairment loss recognized in previous periods is reversed, the carrying value of the asset (or the cash-generating unit) is increased back to the estimated recoverable amount but not higher than the carrying value of the asset (or the cash-generating unit) that would have existed if an impairment loss would not have been recognized in respect thereof in previous periods. The reversal of an impairment loss is immediately recognized in the statement of income.

k.	Financial assets:

(1)	General

Financial assets are recognized in the balance sheet when the Company becomes a party to the contractual terms of the instrument. Where the purchase or sale of an investment is effected under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, the investment is recognized and derecognized on a trade (the date on which the Company undertook to buy or sell an asset).

Investments in financial instruments are initially measured at fair value plus transaction costs, except for those financial assets classified at fair value through profit or loss, where the transaction costs are carried to the income statement.

The Company's financial assets are loans and receivables. The classification is dependent on the nature and purpose of holding the financial asset and is determined at the initial date of recognition of the financial asset.

As for the publication of IFRS 9 "Financial Instruments", see note 3b.

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

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

k.	Financial assets (continued):

(3)	Impairment of financial assets (continued):

Indicators of impairment may include:

(1)	Significant financial difficulties by the issuer or the debtor;
(2)	Failure to meet the current payments of the principal or interest;
(3)	Expectation that the debtor will face bankruptcy or reorganization of his debts.

If in a subsequent period the amount of the impairment loss decreases, and the decrease can be related objectively to an event which occurred after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss up to the extent of the initial impairment.

Such reversal of the impairment loss is limited in amount, such that the book value of the investment in the asset on the date on which the impairment loss was reversed shall not exceed the amount of the depreciated cost of the asset that would have existed on that date had the impairment not been previously recognized.

The carrying value of all financial assets is amortized in respect of impairment losses.

l.	Financial liabilities and equity instruments issued by the Company:

(1)	Classification as a financial liability or an equity instrument

Non-derivative financial instruments are classified as either financial liabilities or as equity instruments in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the amount of the proceeds received, net of direct issuing costs.

Financial liabilities of the Company are measured in accordance with their classification as other financial liabilities, at amortized cost (not at fair value through profit and loss).

(2)	Loans convertible into shares of the Company

Loans convertible into shares of the Company, the principal and/or interest payments in respect thereof which are not linked to a currency other than the functional currency, or the Consumer Price Index, constitute a compound financial instrument. On the date of receipt of the loans with a conversion option, the convertible loan components are separated, while the liability component is presented under long-term liabilities and the equity component is presented under shareholders' equity. The fair value of the liability component is determined based on the acceptable interest rate in a market of financial instruments with similar characteristics, which do not include a conversion option. The remaining proceeds in respect of the convertible loans are attributed to the conversion option inherent therein and are presented in the shareholders' equity under "equity component of convertible loans". This component is recognized and included in the equity and is not re-measured during subsequent periods. The issuing costs are allocated relative to the components of the compound financial instrument in accordance with the allocation of the proceeds.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Financial liabilities and equity instruments issued by the Company (continued):

(3)	Options to purchase Company shares

a.
Proceeds from the issuance of options to purchase Company shares, which confer upon their holder the right to acquire a fixed number of ordinary shares in return for a fixed amount of cash, are presented in shareholders’ equity under “Receipts on account of options”.

b.
Proceeds from the issuance of options to purchase Company shares, which confer upon their holder the right to acquire a fixed number of ordinary shares in return for a variable amount of cash, are presented under current liabilities, and are classified as liabilities at fair value through profit and loss. In this respect, an exercise amount linked to the Consumer Price Index or to foreign currency is considered a variable amount.  Regarding the accounting treatment of financial liabilities at fair value through profit and loss, see note 2l.(4).

(4)	Financial liabilities at fair value through profit and loss

A financial liability is classified at fair value through profit and loss if it is held for trading purposes or designated as a financial liability at fair value through profit and loss.

The Company’s financial liabilities, which are included in this category, include options for the purchase of Company shares at an exercise price linked to the Consumer Price Index and/or foreign currency and derivative equity instruments of the Company.

A financial liability is classified as held for trading purposes if:

(1)	It was primarily created for the purpose of repurchase in the near future; or
(2)	It constitutes part of a portfolio of identifiable financial instruments, which are jointly managed by the Company, which have a proven pattern of generating profits in a short period; or
(3)	It is a non-designated derivative, which is effective as a hedging instrument.

Financial liabilities at fair value through profit and loss are presented at fair value. Each profit or loss arising from changes in fair value is recognized in profit and loss. The net profit or loss, which is recognized in the statement of income, includes interest paid in respect of the financial liability. On the date of initial recognition, transaction costs are included in the statement of income.

(5)	Other financial liabilities

Other financial liabilities (credit, loans, and accounts payable) are initially measured at fair value, net of transaction costs. The value of these financial liabilities is not materially different than their fair value.

(6)	Interest-free loans from shareholders

A loan received is presented on the initial recognition date at fair value, while the difference between the amount of the loan and its fair value is carried to shareholders' equity.

Regarding the accounting treatment of said loans, see note 12.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

m.	Leasing of real estate by the Company

Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease.

n.	Government grants and grants from the office of the Chief Scientist

Grants received from the Chief Scientist (prior to the Amendment to IAS 20), which EER is required to repay with the addition of interest payments, provided the conditions associated with the grant are met, and which do not constitute forgivable loans, are recognized on the date of initial recognition, the amount to be repaid is presented as a liability at its nominal value without reflecting the benefit that arises from the capitalization of the grant at a capitalization rate that reflects the level of risk of the research and development project.

o.	Provisions:

A provision is recognized if, as a result of a past event, the group has a present legal or constructive obligation, and it is probable that an outflow of economic benefits, which can be estimated reliably, will be used to settle the obligation.

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

When the entire amount or a portion thereof, which is required to settle the commitment at the balance sheet date is expected to be recovered by a third party, the Group recognizes the asset, in respect of said recovery, up to the amount of the recognized provision, only when it is virtually certain that the indemnification will be received and that it can be reliably measured.

p.	Share-based payments:

Share-based payments to employees and others that provide similar services, which are settled in equity instruments of the Group, are measured at fair value on the grant date. On the grant date, the Company measures the fair value of the granted equity instruments by using the Black and Scholes model. If the equity instruments granted to them have not vested until these employees have completed a defined period of service, have met performance conditions or defined market conditions are met, the company recognizes the share-based payment transactions in its financial statements over the vesting period against an increase in its shareholders' equity, under "Capital reserve in respect of share-based payment". At each balance sheet date, the Company estimates the number of equity instruments that are expected to vest. Any change in the estimate relative to previous periods is recognized in the income statement over the remaining vesting period.

In share-based payment transactions that are settled in equity instruments, which relate to a guarantee provided by the shareholders, the expense in respect of the guarantee received and the corresponding increase in the shareholders' equity are presented at the value of the equity instruments granted on the date the guarantee was provided, by using the Black and Scholes model, and is recognized in the income statement over the period of the guarantee.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

q.	Taxes on income

In view of losses for tax purposes accrued by the Company and given the fact that as of the reporting date there was no certainty as to the realization of these losses in the foreseeable future, the Company does not recognize deferred taxes in respect of carry-forward losses and in respect of temporary differences in the value of certain revenues and expenses, between the financing reporting and the reporting for tax purposes.

r.	Employee benefits:

(1)	Post-employment benefits

In accordance with labor laws and labor agreements in Israel and in line with the Company's practices, the Company is required to pay severance pay to dismissed employees, and in some cases, to employees that resign from their employment voluntarily.

The Company has defined contribution plans in accordance with Section 14 of the Israeli Severance Pay Law. In respect of these plans, the actuarial and economic risks are not imposed on the Company. In said plans, during the employment period, an entity makes fixed payments to a separate entity without having a legal or constructive obligation to make additional payments if the fund has not accumulated sufficient amounts. Deposits with the defined contribution plan are included as an expense at the date of the deposit, parallel to receiving services from the employee. The Company makes deposits with pension funds and insurance companies in respect of its liabilities to pay severance pay to some of its employees on a current basis.

(2)	Short-term employee benefits

Short-term employee benefits include wages, vacation days, sick leave, recreation and deposits with the National Insurance Institute, which are paid within one year of the period in which the employee provides the related service. These benefits are recognized as an expense upon the provision of services.

(3)	Regarding a loan provided to Stern see note 8.

s.	Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and others (See Note 17).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the CPI for the last month of the reporting period.

(3)	Data in respect of changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of December 31, 2011	3.821	110.3	110.3
As of December 31, 2010	3.549	108.0	107.6

Rate of change	Change in %
For the year ended December 31, 2011	7.66	2.2	2.5
For the year ended December 31, 2010	(5.99)	2.7	2.3
For the year ended December 31, 2009	(0.71)	3.9	3.8

u.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Rendering of services

Revenue from a contract to provide services is recognised by reference to the stage of completion of the contract.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS):

a.	New and revised IFRS applied with no material effect on the consolidated financial statements:

The following new and revised IFRS have been adopted in these consolidated financial statements. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

(1)	Amendments to IFRS 3, "Business Combinations"

IFRS 3 was amended to clarify that the measurement choice regarding non-controlling interests at the date of acquisition is only available in respect of non-controlling interests that are present ownership interests and that entitle their holders to a proportionate share of the entity's net assets in the event of liquidation. All other types of non-controlling interests are measured at their acquisition-date fair value, unless another measurement basis is required by other Standards. In addition, IFRS 3 was amended to provide more guidance regarding the accounting for share-based payment awards held by the acquiree's employees. Specifically, the amendments specify that share-based payment transactions of the acquiree that are not replaced should be measured in accordance with IFRS 2 Share-based Payment at the acquisition date (‘market-based measure’).

(2)	Amendments to IAS 32, "Classification of Rights Issues"

The amendments address the classification of certain rights issues denominated in a foreign currency as either equity instruments or as financial liabilities. Under the amendments, rights, options or warrants issued by an entity for the holders to acquire a fixed number of the entity's equity instruments for a fixed amount of any currency are classified as equity instruments in the financial statements of the entity provided that the offer is made pro rata to all of its existing owners of the same class of its non-derivative equity instruments. Before the amendments to IAS 32, rights, options or warrants to acquire a fixed number of an entity's equity instruments for a fixed amount in foreign currency were classified as derivatives. The amendments require retrospective application.

(3)	IFRIC 19, "Extinguishing Financial Liabilities with Equity Instruments"

The Interpretation provides guidance on the accounting methods for the extinguishment of a financial liability by the issuance of equity instruments. Specifically, under IFRIC 19, equity instruments issuance under such arrangement will be measured at their fair value, and any difference between the carrying amount of the financial liability extinguished and the consideration paid will be recognised in profit and loss.

(4)	Amendment to IAS 1, "Presentation of Financial Statements"

The amendments to IAS 1 clarify that an entity may choose to disclose an analysis of other comprehensive income by item in the statement of changes in equity or in the notes to the financial statements.

(5)	Amendment to IFRS 7, "Financial Instruments: Disclosures" (The nature and extent of liquidity risk arising from financial instruments)

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (continued):

b.	New and revised IFRS in issue but not yet effective:

(1)	IFRS 9, "Financial Instruments"

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

•
 IFRS 9 requires all recognised financial assets that are within the scope of IAS 39 "Financial Instruments: Recognition and Measurement" to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

•
The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit and loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit and loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated at fair value through profit and loss was presented in profit and loss.

IFRS 9 is effective for annual periods beginning on or after 1 January 2015, with earlier application permitted.

At this stage the Group's management is unable to estimate the effect of this interpretation on its financial position and operating results.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 –NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) (continued):

b.	New and revised IFRS in issue but not yet effective (continued):

(2)
The Group has not applied the following new and revised IFRS that have been issued but are not yet effective. None of these are expected to have a material impact on the consolidated financial statements of the Group:

▪	Amendments to IFRS 7, "Disclosures – Transfers of Financial Assets" (1); "Offsetting Financial Assets and Financial Liabilities" (2)
▪	IFRS 9, "Financial Instruments" (5)
▪	IFRS 10, "Consolidated Financial Statements" (2)
▪	IFRS 11, "Joint Arrangements" (2)
▪	IFRS 12, "Disclosure of Interests in Other Entities" (2)
▪	IFRS 13, "Fair Value Measurement" (2)
▪	IAS 32, "Financial Instruments: Presentation" (6)
▪	Amendments to IAS 1, "Presentation of Items of Other Comprehensive Income" (3)
▪	Amendments to IAS 12, "Deferred Tax – Recovery of Underlying Assets" (4)
▪	IAS 19 (as revised in 2011), "Employee Benefits" (2)
▪	IAS 27 (as revised in 2011), "Separate Financial Statements" (2)
▪	IAS 28 (as revised in 2011, "Investments in Associates and Joint Ventures" (2)

(1)	Effective for annual periods beginning on or after July 1, 2011.
(2)	Effective for annual periods beginning on or after January 1, 2013.
(3)	Effective for annual periods beginning on or after July 1, 2012.
(4)	Effective for annual periods beginning on or after January 1, 2012.
(5)	Effective for annual periods beginning on or after January 1, 2015.
(6)	Effective for annual periods beginning on or after January 1, 2014.

NOTE 4 – CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF   ESTIMATION UNCERTAINTY:

In the Company's accounting policy, which is described in note 2 above, the Company is required in certain cases to use accounting judgment regarding estimates and assumptions in connection with the book value of assets and liabilities that are not necessarily found in other sources. The related estimates and assumptions are based on past experience and other factors which are considered relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Accordingly:

(1)
Each annual reporting period, the management reviews the estimated useful life of the Yblin facility it owns. This assessment also takes into account the Company’s estimates regarding the likelihood of renewal of the lease agreements for the land on which the said facility is located, see note 9a, an estimate which remained unchanged in 2011. See also note 15a(2).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF   ESTIMATION UNCERTAINTY (continued):

(2)
Management continuously reviews the likelihood of recovery of intangible assets (know-how) it has developed, in accordance with the forecasted income from these assets, which is determined based on economic assessments made by the Company.

(3)
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

NOTE 5 – CASH AND CASH EQUIVALENTS

Composed as follows:

	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand

In Dollars	6,392	4
In New Israel Shekels (NIS)	359	53
	6,751	57

NOTE 6 – ACCOUNTS RECEIVABLE

Composed as follows:

	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand

Institutions	28	23
Employees	17	14
Prepaid expenses	103	207
Others (*)	90	4

	238	248

(*)
During 2009, the Company filed a complaint against Hartech Systems Ltd. (“Hartech”) , HarTech Technologies Ltd., Mr. Ofer Har, and three employees of the HarTech companies, in the Tel Aviv District Court. In August 2009, HarTech filed a counterclaim against the Company.

In January 2011 a settlement agreement was reached with Hartech, according to which both parties dropped their mutual claims and Hartech agreed to pay the Company $180 thousand secured by a bank guarantee, in two equal installments, in June 2011 (received) and in June 2012.

The balance as of December 31, 2011 includes a receivable amount of $90 thousand.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SUBSIDIARY

a.	General

As of December 31, 2011 the Company's only subsidiary is EER.

As mentioned in note 1c above, as of January 12, 2012, RVB completed the multi-closing of EER Transaction in which it acquired all of EER shares held by Greenstone and Accord, and the majority of EER shares held by certain other EER shareholders, and holds 78% of EER's share capital (72.6% on a fully-diluted basis) and 99% of EER's voting rights.

Regarding the accounting treatment of the EER transaction see note 1d above.

b.	The EER Transaction

Below is a description of the EER Transaction, including a summary of the terms and conditions of the EER Share Purchase Agreement, the Option Agreement, the Voting Agreement and the Services Agreement, and the actions that took place at the closing of the EER transaction on August 31, 2011, (the "Closing Date") in connection therewith:

1.
At the Closing Date, pursuant to the EER Share Purchase Agreement, the Company acquired all of EER's shares held by Greenstone (6,274,760 ordinary shares of EER), for a total cash consideration of US$ 15,686,900. In addition, the Company acquired all of EER’s share capital held by Accord (1,721,450 ordinary shares of EER), in exchange for 20,054,893 ordinary shares of the Company (each EER share was exchanged for 11.65 ordinary shares of the Company);

2.
The EER Share Purchase Agreement sets forth, among others, that prior to the Closing Date, the Company will cause Bank Leumi LE-Israel B.M, to release Greenstone, Accord and S.R. Accord Technologies Ltd. (together – “the guarantors”), from all their obligations according to guarantees provided by them to the bank, with regard to EER’s debt of US$ 714,000 (principal) as of July 3, 2011. As of the date of these financial statements the Company has signed a letter of guarantee instead of the guarantors (see also note 15a(3) below) ;

3.
In addition, pursuant to the EER Share Purchase Agreement, the Company was provided with the opportunity, before the lapse of 24 months following the Closing Date, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$ 8,000,000 by purchasing EER ordinary shares at a price per share of US$ 2.5. Since the closing date and until December 31, 2011 the Company has made an investment in a total amount of approximately $1.5 million. Subsequent to the financial statements date the Company has invested in EER's share capital an additional amount of approximately $0.5 million ;

4.
Pursuant to the Option Agreement, the Company granted Mazal an option to sell to the Company or to whom the Company may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange for shares of the Company at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the "Put Option"), and Mazal granted the Company the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganizational events on or prior to December 31, 2016 (the "Call Option").

The terms and conditions of the Option Agreement shall apply, where applicable, to the 150,000 options to purchase EER shares, which the general meeting of shareholders of EER approved to grant to Stern, on June 2011 (see also note 7c.6 (e) below);

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SUBSIDIARY (continued)

b.	The EER Transaction (continued)

5.
Pursuant to the Voting Agreement, Greenstone and Mazal agreed to coordinate the voting of the Company shares held by such parties, including with respect to the appointment of directors to the board of directors of the Company. On November 29, 2011 the parties signed an agreement regarding the termination of the Voting Agreement;

6.
Pursuant to the Shareholders Agreement, Mazal undertook to vote with its EER shares in the same manner as then voted on such matter by the Company and/or as instructed by the Company in its sole discretion. The Shareholders Agreement also contains certain provisions concerning rights of first refusal, pursuant to which, if Mazal proposes transfer in any way any of the Mazal EER shares, to one or more third parties except to a permitted transferee, then the Company shall have a right of first refusal with respect to such transfer;

7.
Pursuant to the Management Agreement, Greenstone will provide the Company with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and in addition, options to purchase ordinary shares of the Company representing, on a fully diluted basis, approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant  ((the number of the options described in this paragraph, was set upon the additional closing of the Additional SPA dated January 12, 2012 at 10,050,190 and were granted on such closing date), with an exercise price of US$ 0.2145 per share (adjusted for future dividends), which shall become vested and exercisable in accordance with the Vesting Schedule (see note 16d(3) below). The parameters used in the calculation of the fair value of the options are a share price of $0.09, an exercise price of US$0.2145 per share, the expected volatility of companies operating in this field - 32%, the life of the option – 5 years and a risk-free interest of 1%; The fair value of these options is immaterial.

8.
Pursuant to the Services Agreement, Stern Holding will provide business development services to RVB, for a total monetary consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, according the Services Agreement, Stern Holding shall receive options to purchase ordinary shares of the Company in quantities and conditions similar to those of Greenstone as described above. On November 29, 2011 the parties signed an agreement regarding the termination of the Services Agreement, effective as of November 1, 2011.

Following the completion of the EER Transaction, the Company has become the controlling shareholder of EER. As of the date of these financial statements the Company owns approximately 78% of the share capital of EER (approximately 99% of its voting rights).

c.	Additional information regarding EER

1.
As mentioned above, at the closing date of the SPA, and as one of its closing conditions, all of EER's debts to its shareholders in a total amount of approximately $13 million have been converted into shares of EER (this amount includes a repayment by Greenstone of EER's debt of approximately US$2.25 million to the Union Bank of Israel Ltd.). See also note 15a (3), (4), and (8) below.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SUBSIDIARY (continued)

c.	Additional information regarding EER (continued)

2.	The Board of Directors of EER approved, on several different dates, allotments of options to shareholders, employees and officers of EER (in this note – “the options”).

As of the date of these financial statements there are options (part of which can be exercised immediately and part of which over vesting periods) that were allotted to employees, officers and others, which confer approximately 10% (including options granted to U-Trend as described in note 7c(4) below) of the fully-diluted share capital of EER.

The fair value of the options, which was calculated in accordance with the B&S model, was recognized in EER’s statement of income over the vesting periods.

During the years ended December 31 2011, 2010 and 2009 EER recorded a total expense of approximately $0.4 million, $0.5 million, and $0.9 million, respectively.

3.	In January 2010 EER raised a total amount of $2.14 million from Greenstone and other private investors.

Furthermore, Greenstone and the other investors were granted options to invest additional amounts in EER. These options were exercisable at the earlier of the completion of the first initial public offering by EER or two years from the date of completion of the Investment. Accordingly, these options expired during January 2012.

4.	On July 22, 2010 an agreement was signed between EER and U-Trend (hereinafter – "the investment agreement" and "U-Trend", respectively).

According to the investment agreement U-Trend invested in EER a total of NIS 4 million (approximately $1.1 million) against the allotment of 400,000 shares of EER and 800,000 non-marketable options (each option shall be exercisable until July 31, 2014 to one share of EER for an exercise price of NIS 12.5, unlinked).

As of December 31, 2011 and 2010 the fair value of the option is NIS 605 thousand (approximately $158 thousand) and NIS 745 thousand (approximately $210 thousand) (options at fair value through profit and loss in the non current liabilities), respectively.

5.
On May 18, 2011, a general and extraordinary meeting of EER authorized, among others, that subject to the completion of the EER transaction detailed in note 7b above (in this section - “the transaction”) and as of the date of closing thereof, the following actions are to be carried out simultaneously:

(a)
The right to convert loans received from several shareholders of EER, in the amount of approximately $4.3 million to shares of EER, at a conversion price per one ordinary share of $5.40239, and their conversion subject to the consent of these shareholders. These loans were converted to EER shares on the date of completion of the EER transaction.

(b)
The right to convert accrued interest to EER shares (in connection with converted loans) in the amount of $0.17 million (commitment to several shareholders pursuant to an agreement from September 2005, interest accrued up to the date of conversion of the loans), at a conversion price per one EER ordinary share of $5.40239, and their conversion subject to the consent of the relevant shareholders. These amounts were converted to EER shares on the date of completion of the EER transaction.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SUBSIDIARY (continued)

c.	Additional information regarding EER (continued)

5.	(continued):

(c)	To authorize investments in EER as set forth below:

•
An investment of $1.4 million in the Company at a price of $2.5 per share. The aforesaid investment funds were transferred by the guarantors for the purpose of repaying part of EER’s loan from the bank, pursuant to a debt arrangement signed with the bank, as stated in note 15a (3).

•	An investment by Greenstone amounting to no less than $0.7 million at a price of $2.5 per share. Approximately $1 million has been actually invested by Greenstone pursuant to this section.

•
An investment by one of EER’s existing shareholders at that date, in the amount of $0.5 million at identical terms to the investment detailed in subsection 3.1 above. This amount was transferred to EER on May 24, 2011.

6.	On June 30, 2011 a special general meeting of shareholders of EER approved the following resolutions:

(a)	EER’s engagement in the EER Share Purchase Agreement as detailed in note 7b.

(b)
Subject to the completion of the EER Share Purchase Agreement, the termination of an agreement (“the Founders’ agreement") dated April 6, 2000 between Greenstone, Accord and AMV Group (as defined in the Founders’ agreement), as amended in the addendum from December 2003 between Greenstone, Accord, Mazal, Kestrel Pacific, EBN Korea Ltd and EER.

(c)
Subject to the completion of the EER Share Purchase Agreement, the assignment by Leader Holdings and Investments Ltd (“Leader”) to Greenstone of an agreement for management services dated February 13, 2002. Accordingly, since September 1, 2011 Greenstone is entitled to a monthly compensation from EER in the amount (as of December 31, 2011) of approximately NIS 25 thousands (approximately $7 thousands) linked to the CPI.

(d)
Subject to the completion of the EER Share Purchase Agreement, the termination of the management agreement dated February 26, 2009 between Stern and a company he controls and EER.

On August 31, 2011, following completion of the EER transaction, the parties signed an amendment to the management agreement. According to the amendment, the management agreement came to an end on that date and Stern ceased from giving services to EER. In addition Stern waived all the options ever exercised to him by EER except for 150,000 options as detailed in paragraph (e) below.

(e)
The allotment of 150,000 options to Stern with no exercise price. The value of the benefit, which was calculated at a value per share of $2.5, is $0.4 million and was recognized by EER as an expense during the reporting period. See also note 7b(4) above.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SUBSIDIARY (continued)

d.	Assets and liabilities recognised at the date of the EER transaction

(1)	As described in note 1d above, for accounting purposes the EER transaction is treated as a capital transaction of EER.

Following are the assets and liabilities of the Company recognised at the date of the EER transaction:

August 31,2011
$ in thousand

Current assets
Cash and cash equivalents	7,977
Trade and other receivables	141

Current liabilities
Short term loan	(192)
Accounts payable and accruals	(190)

7,736

(2)	The non-controlling interest (21.7% ownership interest in EER) recognised at the date of the EER transaction was $ 4,117 thousand.

NOTE 8 – LOAN PROVIDED

The agreement between EER and Stern settled the forgiveness of the loan provided to him by EER (in this note - "The Loan"):

(1)
25% of the amount of the loan principal (which at that date amounted to a total of approximately $0.6 million) with the addition of interest and linkage differentials accumulated until that date will become a grant at the end of each calendar year, from February 1, 2010 and until the end of the employment period (December 31, 2012), provided that employer-employee relations continue to exist between Stern and EER.

(2)
If Stern is dismissed by EER the outstanding loan will become a grant on the date of termination of employer-employee relations between Stern and EER, and EER will forgive the outstanding loan, including the interest and linkage differentials accumulated until that date.

(3)	The Company will gross up the amount of the grant given to the interested party, when and as it may be required by law.

Accordance with the above, on February 1, 2010, 25% of the principal of the loan to Stern, plus interest and linkage differences accrued up to that date became a grant.

During the second quarter of 2011 the agreement with Stern was revised such that the outstanding balance of the loan, which had not been waived, pursuant to the terms of the agreement, was waived on that date. Following the revision of the said agreement, the Company recognized an expense of approximately $0.6 million.

See also note14e.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – FIXED ASSETS

a.	Composition and changes:

	Furniture &	Yblin
	equipment	Facility (*)	Total
	$ in thousand
Cost
As of January 1, 2011	198	18,979	19,177
Changes in the accounting year -
Additions	2	-	2
As of December 31, 2011	200	18,979	19,179

As of January 1, 2010	198	19,089	19,287
Changes in the accounting year -
Additions	-	2	2
Disposals	-	(112)	(112)
As of December 31, 2010	198	18,979	19,177

Accumulated depreciation
As of January 1, 2011	171	5,039	5,210
Changes in the accounting year -
Additions	3	1,461	1,464
As of December 31, 2011	174	6,500	6,674

As of January 1, 2010	150	3,580	3,730
Changes in the accounting year -
Additions	21	1,474	1,495
Disposals	-	(15)	(15)
As of December 31, 2010	171	5,039	5,210

Depreciated cost:
As of December 31, 2011	26	12,479	12,505

As of December 31, 2010	27	13,940	13,967

The cost as of December 31, 2011 and 2010 includes:
Capitalized expenses	-	2,348	2,348
Offset of a grant from the Chief Scientist of:	-	271	271

(*)	As of January 1, 2008 and after completing the year of trial running of the Yblin facility for the treatment of solid waste ("the facility"), EER began depreciating the facility as stated in Note 2h.

b.	Liens: see note 24.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –INTANGIBLE ASSETS

a.	Composition and changes:

Know-how for
The Implement of
waste treatment
technology
$ in thousand
Cost
As of January 1, 2011	5,164
Changes in the accounting year -
Additions	-
As of December 31, 2011	5,164

As of January 1, 2010	5,164
Changes in the accounting year -
Additions	-
As of December 31, 2010	5,164

Accumulated depreciation
As of January 1, 2011	1,233
Changes in the accounting year -
Additions	410
As of December 31, 2011	1,643

As of January 1, 2010	822
Changes in the accounting year -
Additions	411
As of December 31, 2010	1,233

Depreciated cost as of December 31, 2011	3,521

Depreciated cost as of December 31, 2010	3,931

b.	The depreciation of intangible assets is presented in the statement of comprehensive income under administrative and general expenses.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –INTANGIBLE ASSETS (continued):

c.	Material intangible assets:

The balance includes acquisition and development costs of know-how to implement new technology for the treatment of solid waste, bio-medical waste and low and intermediate radioactive waste.

As of January 1, 2008 and after completing one year of trial running of the Yblin facility for the treatment of solid waste ("the facility") the Company began depreciating the know-how, as stated in note 2h.

The know-how is depreciated over a period of 12.5 years, based on the remaining useful life of the main patent registered thereto as of the date of commencement of depreciation.

The Company has numerous patents, either registered or at various stages of application, in respect of said know-how.

d.	Additional information:

For additional information, including the review of impairment of other intangible assets, see notes 2i and 2k.

For information on liens see note 24.

NOTE 11 – ACCOUNTS PAYABLE AND ACCRUALS:

Composed as follows:

	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand

Institutions, net (****)	334	-
Trade payables (***) (mainly in NIS)	67	81
Checks payable	3	8
Accrued expenses	76	131
Employees and institutions in respect of payroll (*)	102	228
Interest payable to shareholders (in dollars)	-	166
Related parties (**)	48	9
	630	623

(*) See also note 13.
(**) Current accounts payable in NIS.
(***) The average credit period provided by suppliers is Net 30, in respect of which the Groupdoes not pay interest. The Group usually pays its suppliers within the credit period.
(****) See also note 14e.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – LOANS FROM BANKS AND OTHERS

a.	Composition of financial liabilities measured at amortized cost:

	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0
	$ in thousand

Banks loans (1)	408	4,529	102	-	510	4,529

Shareholder's loans (2), (3)	-	-	-	4,240	-	4,240

Shareholder's convertible loans (3), (4)	-	4,339	-	-	-	4,339

Other loan (5)	195	-	-	-	195	-
Total financial liabilities measured at amortized cost	603	8,868	102	4,240	705	13,108

(1)	See note 15a (3).

(2)	See note 7c5 (a).

(3)
As mentioned above, at the closing date of the share purchase agreement, and as one of its closing conditions, all of EER debts to its shareholders have been converted into shares of EER, including these loans.

(4)	See note 15a (4).

(5)	As of December 31, 2011, a loan in the amount of $120 thousand (principal) is outstanding. Since October 2005 the loan bears a delayed interest of 10% a year. The loan is payable on demand.

b.	Liens: see note 24.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EMPLOYEE BENEFITS:

a.	Composed as follows:

	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand
Short-term employee benefits:
Payroll, wages and social benefits	79	208
Short-term vacation	23	20
	102	228

b.	Post-employment benefits:

(1)	Defined contribution plan:

Plans in respect of severance pay

The Severance Pay Law in Israel requires the Company and its subsidiaries to pay severance pay upon dismissal of an employee or upon termination of employment in other certain circumstances.  In principle, the Severance Pay Law in Israel stipulates that the severance pay amount equals the employee's last salary multiplied by the amount of years in which the employee was employed.

The Group applies to most of its employees Section 14 to the Israeli Severance Pay Act of, 1963, pursuant to which it is exempt from any severance pay liability, subject to it making certain monthly allocations to employees' pension plans, The Group deposits 81/3% of the monthly salary of its employees. The Group will not have a legal or constructive obligation to make additional payments if the plan does not have sufficient assets to pay the entire employee benefits relating to the employee's service during the current period and in previous periods.

The total amount of expenses recognized in the statement of income in respect of defined benefit plans in the year ended December 31, 2011 is NIS 178 thousand (2010: NIS 180 thousand, 2009: NIS 250 thousand).

(2)	Additional information:

Paid vacation days

In accordance with the Israeli Annual Vacation Act of, 1951, the Group's employees are entitled to several paid vacation days in respect of each year of employment. Pursuant to said law, the number of vacation days per year to which each employee is entitled is determined in accordance with the seniority of said employee.

An employee is entitled, with the consent of the Company, to use the vacation days and accumulate up to 60 vacation days.

An employee terminating his employment before using his accumulated vacation leave is entitled to payment in respect of the balance of vacation leave.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – INCOME TAX

a.	Amendments to the Income Tax Ordinance

(1)
On February 26, 2008, the Israeli legislature (the "Knesset") approved the third reading of the Income Tax Law (Adjustments for Inflation) (Amendment No. 20) (Limitation of Period of Application), 2008 (hereinafter – "the Amendment"), under which the application of the inflation adjustment law will end in the tax year 2007, while as of the tax year 2008, most of the provisions of the Law will be cancelled, with certain clauses remaining in effect as transition provisions so as to prevent distortions in tax calculations.

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

(2)
On July 23, 2009, the Israeli Law for Economic Efficiency (Legislative Amendments for Implementation of the Economic Plan for the years 2009 and 2010), 2009 (hereinafter – “the Arrangements law”), was published. Pursuant to the Arrangements law, corporate tax rates of 27%, 26% and 25% applicable to companies in the years 2008, 2009 and 2010, respectively, will be gradually reduced from 24% in the tax year 2011 to 18% in the tax year 2016.

(3)
On September 26, 2011 the Israeli social-economic reform committee headed by Professor Manuel Trachtenberg published its recommendations. On December 6, 2011, following the tax reform recommendations of the Trachtenberg Committee, the Knesset passed several changes to the Income Tax Ordinance regarding the reduction of tax burden (Legislative Amendments).

The main features of the new law regarding corporate income tax are as follows:

1.	The planned gradual reduction of personal income tax rates and corporate income tax rates from 2012 is abolished.

2.	The corporate income tax rate is increased to 25% in 2012.

3.	The capital gains tax rates and betterment tax rate are increased to 25% in 2012.

b.	The Company and EER received final tax assessments (including assessments considered as final) through to the tax year 2007.

c.	The Company has carry forward tax losses in the amount of approximately NIS115 million (approximately $30 million).
EER has carry forward tax losses in the amount of approximately NIS193 million (approximately $50 million).

d.
In view of the losses for tax purposes and since the Company and EER does not anticipate any taxable income in the foreseeable future, the Company and EER have not recorded deferred tax assets in respect of carry forward losses.

e.
During June 2011 EER signed a withholding tax assessment agreement with the Israeli tax authorities in respect of the years 2007-2009 (“assessment agreement”). In accordance with the assessment agreement EER is required to pay a withholding tax difference totaling NIS 1.6 million (approximately $0.4 million), mainly in connection with the loan provided to Stern as detailed in note 8 above. EER reached an agreement with the tax authorities to spread the said amount up to 24 payments.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES

a.	Commitments:

(1)	The Primus agreement

In February 2008, EER entered into an exclusive representation agreement with Primus Security & Consulting, LLC ("Primus" and the “Primus Agreement”), pursuant to which Primus shall provide strategic consulting and intermediary services related to identifying and accessing parties in the U.S. and in other countries, that might be interested in long-term relationships with EER, for the utilization of EER's Technology. According to the Primus Agreement, Primus has the exclusive right to market and sell projects using EER's Technology, which expired in December 2011, following which the parties will negotiate and decide whether or not to extend it for additional period. Primus is entitled to a monthly fee of US$10,000, and is also entitled to additional payments following certain events, including (but not limited to) the closing and the successful establishment of joint ventures introduced by Primus, successful raise of capital for projects by Primus and certain events related to EER's subsidiary in Texas. In addition, Primus is entitled to receive up to 15% of the shares awarding distribution rights (without voting rights) of any U.S. subsidiary formed by EER to accommodate projects introduced by Primus. The Primus Agreement expired in December 31, 2011.

(2)	Lease agreements

a.
In September 2007, EER entered into a Lease Agreement with Naser Recycling Ltd. ("Naser"), with respect to the ground on which the Yblin Facility is located. The original term of the Lease Agreement was three years, and EER had an option to extend the term of the rent for an additional two years. EER exercised the option in 2010, and consequently, the term of the Lease Agreement was extended until July 2012. The rent for the entire extension period (NIS 600,000 in the aggregate, not including VAT (approximately US$175 thousands)) was paid in advance.

This amount is based on a monthly fee of NIS 25,000, which is approximately US$7 thousands. Pursuant to the terms of the Lease Agreement, the Yblin Facility is the property of EER, and EER is responsible for disassembling the Yblin Facility and removing it from the property at the end of rental period. As of the date of these financial statements the parties are negotiating the extension of the lease period.

It was further agreed that the iron construction and electricity room, which constitute part of the Yblin facility, would be pledged to secure EER’s commitments pursuant to the lease contract, up to a sum of $400,000.

b.
In November 2011, EER entered into a rent agreement for its offices in Rosh Ha'ayin (replacing its previous offices) for a period of 7 years, including option periods, untill November 14, 2018.  The annual rent and maintenance fees are in the amount of NIS 150,000 (approximately $40 thousand) linked to the Consumer Price Index and an increase of 4% per year from the third year forward.

Until November 2011 EER rented offices in Ramat-Gan and paid annual rent and maintenance fees in the amount of NIS 250 thousands linked to the Consumer Price Index (approximately $70 thousands).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(3)	Debt agreement with Bank Leumi

EER received loans from Bank Leumi Le-Israel B.M. ("The Bank") in an aggregate amount of approximately $2.3 million. This amount was secured against guarantees of Greenstone, Accord and a subsidiary of Accord (the "Guarantors")

The guarantors were entitled to a guarantee fee at an annual rate of 2% of the amounts of the guarantees ("guarantee fees").

The guarantees gave each of the guarantors (separately) the right to invest in the share capital of EER the amounts provided by virtue of the guarantees, in whole or in part, with the addition of the guarantee fees that the guarantors are entitled thereto, in whole or in part, at a price of approximately $5.4 per share.

The value of the right to invest in the share capital of the Company, was computed in accordance with the B&S model, and was accounted for as a pre-paid expense in respect of the guarantee fees, which were recognized in the income statement of EER over a period of one year – the contractual period. The guarantees were renewed by the guarantees for additional periods of one year each, until the completion of the EER transaction. On the date of completion of the EER transaction the guarantors were released from their guarantees.

On March 15, 2011, EER signed an agreement with the Bank, which regulates the repayment of certain debts and obligations of EER to the bank in the amount of $2.3 million in connection with loans provided to it and to which the guarantors have guaranteed their repayment (“the debt agreement”).

As part of the debt agreement, the guarantors paid the bank a total sum of approximately $1.4 million.

EER also agreed to create specific liens in favor of the bank.

Regarding the signing by the Company of a letter of guarantee instead of the guarantors see note 7b (2) above.

In addition, RVB has undertaken not to demand, not to receive, not to collect and not to extract any amounts from EER out of or on account of capital notes and shareholder loans, dividends, management fees and additional payments, with the exception of specific agreed-on payments.

The loan is in dollars and was provided for a period of 24 months. The interest rate on the loan is LIBOR + 2.85% per annum. The loan principal is repayable in 7 consecutive quarterly payments from September 16, 2011 to March 16, 2013.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(4)	Convertible Loans

a.	During the years 2006 – 2008 EER received loans from the guarantors in a total amount of approximately $3.6 million (including accrued interest) ("the loans").

Each of the guarantors had the right to convert the loan principal and interest in respect thereof to shares of EER ("the conversion right").

The conversion of the loans were set at a price not less than approximately $5.4 per one share of EER, according to the conditions of the loans agreements.

The value of the right to convert loans into shares of EER was calculated as a residual, after determining the value of a similar loan without a conversion option (using a discount rate of 15%) added to the effective interest on the loan, and recognized in the statement of income over a period of one year – the contractual period. If the values at which EER carries out capital transactions have declined compared to the price of conversion of these loans to shares, than the capital component is carried to premium on shares in the statement of changes in equity.

The loans were renewed by the guarantors for additional periods of one year each, until the loans were converted into EER shares. As mentioned in note 7c(1) above, at the closing date of the share purchase agreement all of EER's debts to its shareholders were converted into shares of EER, including these shareholder loans.

b.	In January 2009, several of the Company’s shareholders ("the lenders") extended EER a loan of $0.5 million, which beared an annual interest rate of LIBOR+2.5%.

Each of the lenders had the right to convert the principal of the loan and the interest in respect thereof to ordinary shares of the Company. The conversion of the loans was to be at a price not less than approximately $8.75 per one share of EER, according to the conditions of the loan agreements.

As mentioned in note 7c(1) above, at the closing date of the share purchase agreement all of EER's debts to its shareholders were converted into shares of EER, including this shareholder loan.

(5)	The Kurchatov Institute Agreement

On June 6, 2000, EER entered into an agreement with the Kurchatov Institute, which was amended on February 12, 2002 (the “Kurchatov Agreement”). Under the terms of the Kurchatov Agreement, Kurchatov Institute assigned and transferred to EER Ltd. all then present and future intellectual property rights and know-how related to the Yblin Facility (which was designed, manufactured and constructed for EER by Kurchatov Institute's subsidiary under a separate agreement) and to the Additional Projects (as defined below) (collectively, the "IP Rights"). According to the Kurchatov Agreement, EER Ltd. shall cover all the expenses related to the assigning, registration and recordation of the IP Rights.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(5)	The Kurchatov Institute Agreement (continued)

According to the Kurchatov Agreement, the Kurchatov Institute shall fully cooperate with EER for the purposes of utilizing the PGM technology with regard to Municipal Solid Waste ("MSW"), Medical Waste (“MW”), Low and intermediate Radio Active Waste (“LRAW”) and PGM Compatible Industrial Waste (“IW”), including, but not only, for the designing and construction of plants and installations by EER, its licensee(s) and/or other purposes (the "Additional Projects"). Upon EER’s request, the Kurchatov Institute shall assign to EER any know-how or intellectual property rights relating to such technologies to be used outside the territories comprising the former Soviet Union, provided the financial and other legal and reasonable interests of the Kurchatov Institute have been satisfied. The Kurchatov Institute and its affiliates shall exclusively work with EER on any of the aforementioned applications of the PGM Technology, and shall not assist, directly or indirectly, any individual or entity to engage in any activity in the fields of MSW, MW, LRAW and IW. In addition, the Kurchatov Institute undertook to provide EER its know-how and experienced highly qualified specialists in order to obtain the required scientific and technical qualifications in the works related to the Projects, as was mutually agreed by the parties. In consideration for Kurchatov Institute’s undertakings under the Kurchatov Agreement, EER shall pay Kurchatov Institute a royalty in the amount of 1% of the purchase price actually received by EER from the sale of the Additional Projects.

(6)	The SNC Agreement

On September 15, 2010, EER entered into a memorandum of understanding (the “SNC MOU”) with SNC-Lavalin Engineers & Constructors Inc. (“SLE&C”) which, to the best of EER’s knowledge, is a private company and a subsidiary of SNC-Lavalin Group Inc., a company whose shares are listed for trade on the Toronto Stock Exchange, Canada (“SNCL-G”), and who are among the leading engineering and construction corporations in the world. The SNC MOU establishes methods of cooperation between EER and SLE&C in respect to projects aimed at exploiting PGM Technology. According to the SNC MOU, the parties will cooperate in identifying projects where technology can be applied to the PGM, bidding implementation, establishment and operation. In the event that the parties are not able to reach an understanding regarding the cooperation on a particular project, the interested party will be allowed to do so on its own, while the other will be obligated to refrain from acting on it, unless such party: (i) can establish that it was aware of such project, prior to its identification by the other party, and had determined to pursue such project independently; or (ii) obtains the consent of the other party. Each party shall bear its own cost of pursuing such project and all related expenses until a definitive contract with a client is signed and comes into effect. The parties agreed that none of SLE&C, any client or third party will obtain any rights in the Technology, unless expressly agreed in writing by EER. The SNC MOU may be terminated upon a 30 day prior notice and terminates automatically on December 31, 2012.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(7)	Management service agreements

a.
On February 13, 2002, EER entered into a management service agreement with Urdan Industries Ltd. (currently Greenstone) (the “Greenstone Agreement”), pursuant to which Greenstone undertook to provide EER with management services, office services, accounting services and office rental in accordance with EER needs. In consideration for such services, EER undertook to pay Greenstone the sum of NIS 20,000 per month (plus VAT) linked to the Consumer Price Index (in this section – “the management fees”), as of January 2002 (approximately NIS 25,000 as of the date of this report). The term of the management agreement was set at one year, at the end of which the agreement will be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party. From the end of 2004 to December 31, 2010, services were provided by Accord and management fees were paid to them, and as of January 1, 2011 the services are provided by Leader Holdings and Investments Ltd (the parent company of Greenstone; “Leader”), and the management fees have been paid to Leader.

Following the completion of the EER Transaction, this management agreement was assigned by Leader to Greenstone.

b.	Regarding the management service agreement between the Company and Greenstone see note 7b (7) above.

(8)	Greenstone guarantees

During the year 2009 Greenstone provided EER guarantees to a banking corporation, in respect of credit extended to EER by the banking corporation (hereinafter in this section – "the bank") up to a total amount equivalent to $2.25 million (hereinafter in this section – "the guarantees"). Greenstone was entitled to a guarantee fee at an annual rate of 2% of the amounts of the maximum guaranteed amount.

On February 2011 part of the guarantees to the bank in an amount equivalent to $1 million, were renewed for a period of one year.

The value of the right to invest in the share capital of EER, which was calculated using the B&S model, amounted to $0.8 million and was treated as a prepaid expense in respect of the guarantee fee, which is charged to the  statement of income over a one-year period – the term of the guarantee agreement.

The parameters that were used to calculate the fair value are: a share price of $2.5, reflecting the value per share in the EER transaction, an exercise price of $1.413, in accordance with the terms of the agreement, and the expected volatility of companies operating in this field abroad – 25%. The life of the option is one year, representing the contractual period of the guarantee, as aforesaid, and a risk-free dollar interest of 0.2% per annum.

As mentioned in note 7c (1) above, at the closing date of the share purchase agreement all of EER's debts to its shareholders were converted into shares of EER, including these guarantees (Greenstone has repaid EER's debt of approximately US$2.25 million to the Bank).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(9)	D&O insurance

a.
Further to previous insurance policies, in September 2010 EER purchased a directors and officers liability insurance policy (in this section – “the policy”), which covers the liability of officers of the Company. The purchased policy has a liability limit of $15 million per claim and cumulatively for the insurance period (in accordance with the terms of the policy), as well as a coverage for legal expenses in Israel in the amount of up to $3 million. The annual premium paid by EER in respect of the policy totaled $11,000. The policy is effective until August 31, 2011.

The insurance deductible paid by EER in respect of claims against officers of EER amounts to $7,500 for claims in Israel and $35,000 for claims in the US and/or Canada. The policy covers the insurance liability in respect of claims filed in and outside Israel, worldwide, including the US and Canada, pursuant to international laws and jurisdictions (the policy is interpreted in accordance with Israeli laws).

b.
On March 24, 2011, the Company obtained directors’ and officers’ liability insurance for its officers and directors with coverage in an aggregate amount of US$5 million until March 24, 2012 for a total premium of US$30,000 and a directors’ and officers’ liability insurance for its officers and directors, regarding claims connected to acts committed prior to March 24, 2011, with coverage in an aggregate amount of US$5 million until March 24, 2018 for a total premium of US$79,550. These directors' and officers’ liability insurance policies were reviewed and approved by the Company’s Audit Committee and the Board of Directors and by the Company’s shareholder’s meeting.

(10)	The LOI with Approved Storage & Waste Hauling Inc.

On January 25, 2011, EER entered into a letter of intent with Approved Storage & Waste Hauling Inc. ("ASWH" and the "ASWH LOI"), relating to the formation of a joint venture for an initial pilot project (the "Pilot Project"). According to the ASWH LOI, the Pilot Project will process Regulated Medical Waste in an initial capacity of 15-30 short tons per day, and will be owned by a newly formed U.S. company mutually owned by EER and ASWH. The terms of the Pilot Project would be determined in a definitive agreement, the closing of which shall be 45 days from the expiration date of the LOI. EER and ASWH agreed on certain terms to be included in the definitive agreement, which relate, among other things, to pricing, investment, legal structure and ownership of the Pilot Project. According to the ASWH LOI, the definitive agreement would also include provisions relating to exclusivity on certain geographic areas. According to its terms, the ASWH LOI should have terminated on December 31, 2011, but was extended until December 31, 2012. EER and ASWH are currently working with the local and state regulatory bodies to prepare the permitting package for the project.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(11)
The Mid West LOI

On March 21, 2011 a letter of intent (the “Mid West LOI”) was signed between EER and a US-based company, which is primarily engaged in the construction of waste-to-energy facilities for the treatment of domestic trash (“the developer”), pursuant to which the parties plan to enter into binding agreements based on the principles outlined in the Mid West LOI, the highlights of which are set forth below:

(a)	The parties will cooperate in the development, construction and operation in the US of waste treatment facilities based on the Company’s PGM technology.

(b)
As part of the cooperation the parties will take steps to develop, build and operate the first facility which will treat 1,000 tons of waste per day (“the facility”). The costs involved in the construction of the facility are estimated at $220 million.

(c)	The developer is responsible for obtaining all the necessary approvals and permits for the construction and operation of the facility.

(d)	The developer is responsible for obtaining the financing necessary to build the facility.

(e)
In exchange for EER’s obligation to provide a license to use the technology and perform the initial engineering planning of the facility at an estimated cost of US $3 million, EER shall be entitled to following consideration:

•	Allotment of shares representing 14.25% of the developer’s fully diluted share capital on the allotment date.

•	Royalties at the rate of 5% of the facility’s revenues.

The Mid West LOI expired on January 31, 2012 and the parties are negotiating regarding new terms and conditions.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(12)	The Plazma MOU

In May, 2011, EER and SLE&C, entered into a memorandum of understanding (the "Plazma MOU") with Zaklad Zagospodarowania Odpadow "PLAZMA" Sp.z. o.o ("Plazma"), a Polish company, pursuant to which EER, SLE&C and Plazma shall cooperate for the purpose of designing, engineering, constructing and operating a waste treatment facility, based on EER's Technology, in Poland. Plazma will work exclusively with EER and SLE&C on the development of the facility, with EER acting as the technology provider and SLE&C as consultant and provider of certain engineering services. Plazma shall be solely responsible for constructing the facility in Poland, including, but not limited to, obtaining finance, obtaining all necessary licenses and regulatory approvals, and preparing a business plan and a financial model for the facility. EER and SLE&C have agreed to assist and provide necessary information during the process. EER has also agreed to consider taking an equity position in the project. The scope of work to be performed by EER in connection with the project shall be agreed upon by the parties. According to the Plazma MOU, the parties shall negotiate and enter into a definitive agreement within twelve months of the date of the Plazma MOU, or else the Plazma MOU shall expire.

(13)
During December 2011 EER entered into an agreement with a company from the Czech Republic regarding a feasibility study work to be performed by EER with regard to the design, engineering, construction and operation of a hazardous waste treatment facility at an estimated cost of approximately $ 25 million.

In consideration for the performance of the study work, EER shall be entitled to a total sum of US $125,000, payable in three payments. A down payment of US $ 63,000 received in December 2011 and was recorded as revenue in the reported period.

An additional payment of US $ 31,000 was received subsequent to the statement of financial position date and an additional payment of $ 31,000 is expected with the completion of the work by EER. The companies are advancing towards the completion of the feasibility study. Once evaluated there will be discussions held on how to advance the project.

b.	Contingent liabilities:

During 2004 the Israeli office of the Chief Scientist approved EER's application to obtain financial assistance for conducting research and development in connection with EER's products. The approval was contingent on the Company's compliance with the provisions of the Israeli Law of Encouragement of Research and Development in Industry, 1984, and on fulfillment of the terms of the approval that include, inter alia, the payment of royalties in respect of revenues from products developed with the assistance of the Chief Scientist.

As of the balance sheet date, EER has received grants in the amount of NIS 1.7 million, the liability in respect thereof was recorded in full in accordance with IAS 20 (before its amendment in 2008).

In August 2010 EER paid royalties of NIS 0.2 million to the office of the Chief Scientist.
In February 2012 EER paid royalties of NIS 0.02 million to the office of the Chief Scientist.

See also note 2n.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SHAREHOLDERS' EQUITY

a.	The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.OB.

b.

	Issued and Outstanding
	December 31
	2011	2010
	Number of shares
Balance as of January 1	118,900,535	117,970,535
Issuance of shares (*)	58,121,382	-
Exercise of share options	-	930,000

Balance as of December 31	177,021,917	118,900,535

Ordinary shares of NIS 1.00 par value each

(*) See also note 1c.

The authorized ordinary shares of the Company as of December 31, 2011 and 2010 was 400,000,000 shares with a value of NIS 1.00 per share.

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at general meetings of the Company.

c.	Treasury stock

In January 2011 the Company purchased 1,040,000 shares of the Company from its former employees.

The rights attached to these Company shares are suspended until their re-issuance (dormant shares).

d.	Share-based compensation

1.
In 2004, the Company granted Aviv Tzidon, the former Chairman of the Board of Directors, an option to purchase 9,000,000 ordinary shares of the Company at an exercise price per share of $0.18, vesting in five equal periods subject, to Mr. Tzidon serving as an active Chairman of the Board of Directors. As mentioned above, in March, 2011, Aviv Tzidon sold to Greenstone, among other, 1,800,000 options which were outstanding and exercisable as of that date. These options expired during November 2011.

2.
In 2009, the Company received $3.5 million (the "Debenture Amount") based on a debenture agreement with Yuval Golan Investments Ltd. and Michael Golan Securities Holdings Ltd. (collectively the "Investor"), together with an option to purchase 3,000,000 Ordinary Shares of the Company, at an exercise price per share of $0.18, exercisable for a period of five years. The repayment terms of the debenture were based on specific terms and conditions as detailed in the agreement, including a provision that required repayment in the event that the Company would be acquired while the debenture is still outstanding. In 2009, as a result of the Elbit transaction the Company repaid the debenture in the amount of $4.55 million including accrued interest. As of December 31, 2011, the option granted as part of the debenture agreement is still outstanding.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - SHAREHOLDERS' EQUITY (continued)

3.
On June 29, 2011, the Company's board of directors approved a share options plan (the "2011 Plan"). Under the 2011 Plan, the Company may grant to any of its and its affiliates' (i.e. present or future company that either controls or is controlled by the Company) employees, officers and directors options to purchase ordinary shares of the Company. The options under the 2011 Plan shall become vested and exercisable, in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that all options shall become vested and exercisable by the third anniversary of the date of grant (the "Vesting Schedule").

The options, granted under 2011 plan are allocated on behalf of the participant to a Trustee - under the provisions of the 102 Capital Gains Track and will be held by the Trustee for the period stated in Section 102 of the Israeli Income Tax Ordinance, 1961, as amended and the Israeli Income Tax Regulations (Tax Relieves in Allocation of Shares to Employees), 2003.

On January 2012, following the approval of the Company's audit committee and board of directors, the Company granted to seven of its and its affiliates employees options to purchase 25,793,156 ordinary shares of the Company with an exercise price of US$ 0.2145 per share (adjusted for future dividend), (including 10,000,000 options to the Company's CEO), according to the 2011 plan.

4.
On August 22, 2011, the Company's shareholders approved (following the approval of the Company's audit committee and board of directors), among others: (i) the grant to each of the Company's directors, Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per share (adjusted for future dividend). The options were granted under the 2011 Plan; and (ii) the grant to Yair Fudim, of options to purchase shares of the Company representing, on a fully diluted basis, approximately 0.3% of the Company's issued and outstanding share capital as of the date of the grant (actually 861,445 were granted), with an exercise price of US$ 0.2145 per share (adjusted for future dividend). The options shall become vested and exercisable, in accordance with the Vesting Schedule. The options described in this paragraph were granted in January 2012.

The parameters used in the calculation of the fair value of the options described above, are a share price of $0.09 (regarding Yair Fudim) and 0.04$ (regarding the other directors), an exercise price of US$0.2145 per share, the expected volatility of companies operating in this field - 32%, the life of the option – 5 years and a risk-free interest of 1%. The fair value of these options is immaterial.

5.	Regarding options granted to Greenstone pursuant to the Management Agreement see note 7b (7) above.

6.	Regarding options granted to Mazal pursuant to the Option Agreement see note 7b (4) above.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – LOSS PER ORDINARY SHARE

The following table summarizes information related to the computation of basic and diluted loss per Ordinary Share for the years indicated:

	Year ended December 31,
	2011	2010	2009
	$ thousands
Loss attributable to Ordinary Shares	(5,950)	(7,637)	(7,307)

Shares (thousands)
Weighted average number of Ordinary Shares used in
basic and diluted loss per Ordinary Share calculation (*)	204,861	187,507	179,561

$
Basic and diluted loss per Ordinary Share	(0.029)	(0.041)	(0.041)

(*)
The number of shares as of the periods before the completion of the EER Transaction were adjusted according to the exchange ratio (11.65 shares of the Company for each share of EER) applied in the EER Transaction.

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share:

•	Options granted to Greenstone pursuant to the Management Agreement see note 7b (7) above.

•	Options granted to Mazal pursuant to the Option Agreement see note 7b (4) above.

•	Additional options see note 16d above.

NOTE 18 – OPERATING EXPENSES AND FACILITY MAINTENANCE:

Composed as follows:

	For the year ended December 31
	2011	2010		2009
	$ in thousand

Payroll and related expenses	671	648		757
Share-based payment	-	19		-
Car maintenance	68	86		88
Professional services	29	149		188
Maintenance of the facility's site	285	186		355
Depreciation and amortization (**)	1,464	1,495	(*)	1,533	(*)
Other	9	7		41
Total operating and facility maintenance results	2,526	2,590	(*)	3,962	(*)

(*) Reclassified

(**) See also notes 9 and 10 regarding the depreciation of the Yblin facility and know-how.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – MARKETING EXPENSES AND BUSINESS DEVELOPMENT:

Composed as follows:

	For the year ended December 31
	2011	2010	2009
	$ in thousand
Payroll and related expenses	109	121	204
Share-based payment	211	245	462
Loan which became a grant (see note 8)	351	196	195
Management fees (see note 23)	101	132	145
Car maintenance	1	3	17
Professional services	340	471	180
Overseas travel	84	61	41
Advertising and commission to agents	3	27	7
Total marketing expenses	1,200	1,256	1,251

NOTE 20 – ADMINISTRATIVE AND GENERAL EXPENSES:

Composed as follows:

	For the year ended December 31
	2011	2010		2009
	$ in thousand
Payroll and related expenses	85	110		172
Share-based payment	211	254		462
Loan which became a grant (see note 8)	351	196		195
Management fees (see note 23)	240	209		217
Car maintenance	12	25		47
Professional services	252	248		104
Office maintenance	150	233		213
Depreciation and amortization	410	411	(*)	411	(*)
Taxes (**)	47	2		5
Other	1	105		84
Total administrative and general expenses	1,759	1,793	(*)	1,910	(*)

(*)  Reclassified.
(**) See also note 14.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 – FINANCING INCOME (EXPENSES), NET:

Composed as follows:

	For the year ended December 31
	2011	2010	2009
	$ in thousand
Financing expenses
Long-term loans	(83)	(98)	(110)
Short-term loans	(795)	(1,759)	(1,072)
Others	-	(60)	(31)
	(878)	(1,917)	(1,213)
Financing income
Long-term loans	3	11	17
Short-term deposits	51	6	12
	54	17	29
	(824)	(1,900)	(1,184)

NOTE 22 – FINANCIAL INSTRUMENTS:

a.	Capital management policy

The Company's capital structure consists of debt, which includes the loans described in note 12, credit from banks and other credit providers and the shareholders' equity, which includes issued share capital, capital reserve and retained earnings as described in the statement of changes in equity.

b.	The main accounting policies

Details on the main accounting policies and the adopted accounting methods, including the terms for recognition, the measurement basis and the basis for recognizing revenue and expenses in connection with each group of financial assets, financial liabilities and capital instruments, are set forth in note 2.

c.	Groups of financial instruments:

	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand
Financial assets
Loans and receivables (including cash and cash equivalents)	6,886	590

Financial liabilities
Financial liabilities measured at amortized cost	1,879	14,249

Financial liabilities at fair value through profit and loss	158	210

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – FINANCIAL INSTRUMENTS (continued):

d.	Objectives and policies concerning risk management

The Company's activities expose it to risks associated with various financial instruments, such as: market risks (including currency risks and risk of cash flows in respect of interest rates. The Company's risk management plan focuses on activities to minimize any potential adverse effects on the Company's financial performance.

Risk management is carried out by the Company's finance division in accordance with a policy determined from time to time by the board of directors. The finance division identifies and assesses financial risks. The board of directors lays down principles for the overall risk management, as well as sets the specific policy for certain exposure to risks, such as exchange rate risks, interest rate risks and credit risks.

e.	Currency risk:

The Company also operates in currencies that are not its functional currency (dollar), mainly NIS, and it is exposed to currency risks as a result of changes in exchange rates of different currencies, mainly that of the NIS. The currency risk primarily emanates from current expenses in foreign currency (NIS).

During 2011 there was no change in the Company’s exposure to currency risk or in the way the Group manages or measures the risk.

The carrying values of financial assets and liabilities in foreign currency are set forth in notes 5, 6, 11, and 15b.

Sensitivity analysis of foreign currency:

A positive figure in the table denotes an increase in the profit or loss or an increase in equity when the NIS appreciates against the dollar; or a decrease in the profit or loss and a decrease in shareholders' equity when the NIS depreciates against the dollar.

The effect of a 5% increase (decrease) in the NIS against the dollar (*)

	The effect of the NIS
	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand
Profit or loss (**)	41	47

(*)	Represents management's assessments regarding a reasonable change in the exchange rate. The sensitivity analysis was made with respect to the average exchange rate in 2011 and in 2010.

(**)	As of the balance sheet date, balances not in the functional currency were immaterial. Sensitivity analyses were based on expenses in Israeli currency during the period of calculation.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – FINANCIAL INSTRUMENTS (continued):

f.	Interest rate risk:

The Group is exposed to an interest rate risk since Group companies extend and take loans at floating interest rates.

The Group's exposure to interest rates on financial assets and liabilities are described in the section on liquidity risk management which is set forth below.

During 2011 there was a material change in the Group’s exposure to interest rate risk as a result of the conversion of EER's shareholders loans as mentioned above.

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

Assuming that interest rates would have increased (decreased) by 2% and other parameters remained constant, the effect would be as follows (*):

▪
The Company's loss for the year ended on December 31, 2011 would have increased (decreased) by approximately $10 thousands (2010: increased (decreased) by approximately $ 240 thousands). The change primarily stems from the Group's exposure to interest rates relative to its loans at a floating interest rate; and,

▪	The shareholders' equity would have increased (decreased) at said amounts.

(*)
A 2% change represents management's assessments concerning a reasonable change in the interest rate. The sensitivity analysis was calculated with respect to the Company’s interest-bearing balances as of December 31 of the relevant year.

g.	Liquidity risk management

The ultimate responsibility for liquidity risk management lays with the Board of Directors, which has outlined an appropriate work plan for the management of liquidity risks based on management's requirements for short-term, medium-term and long-term financing and liquidity. The Group manages liquidity risk by maintaining bank measures, loan measures and by continuously monitoring present and forecasted cash flows. See also note 1.

Risk and liquidity risk tables:

1.	Financial liabilities that do not constitute derivative financial instruments

As for financial liabilities that do not constitute derivative financial instruments, see note 11 above.

2.	Non-derivative financial assets

As for non-derivative financial assets, see notes 5, 6 and 7 above.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – FINANCIAL INSTRUMENTS (continued):

h.	Fair value of financial instruments:

The financial instruments of the Company mainly include cash and cash equivalents, deposits, accounts receivable, long-term loans provided, short-term credit from banks, accounts payable and accruals and long-term financial liabilities. Due to the nature of said financial instruments, their carrying value approximates their fair value, see below.

(1)
Financial instruments included under the current asset items – cash and cash equivalents, deposits and accounts receivable. The balance sheet value of these current assets as of December 31, 2011 is an approximation of their fair value.

(2)	Financial instruments included under current liabilities – short-term credit, accounts payable and accruals. The balance sheet value as of December 31, 2011 approximates the fair value.

(3)
Financial instruments included under long-term liabilities – the fair value of non-marketable liabilities at a floating interest rate – the balance sheet value as of December 31, 2011 approximates the fair value.

For the fair value measurement of its financial instruments, the Group classifies its financial instruments, which are measured in the statement of financial position at their fair value, in accordance with a scale that comprises the three levels below:

Level 1:	Quoted prices (unadjusted) in active markets for identical financial assets and liabilities.
Level 2:	Data that is not quoted prices that are included in Level 1, which are observed directly (i.e., prices) or indirectly (data derived from prices), for financial assets and liabilities.
Level 3:	Data for financial assets and liabilities that is not based on observed market data.

The classification of financial instruments that are measured at fair value, is based on the lowest level, which is used substantially to measure the fair value of the entire instrument.

The Company has a financial instrument that is measured at fair value, options at fair value through profit and loss, at level 3, which as of December 31, 2011, amounted to $ 158 thousand.

In respect of this instrument, in 2011 the Company recorded financing income of $ 52 thousand.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

a.	Transactions with interested parties and related parties:

(1)
The agreement between EER and Stern stipulates that as of January 1, 2009 EER would pay him and a company he controls wages and management fees, whose total cost to EER would be NIS 105,000 a month  linked to the CPI (in this section – “the monthly payment”). As of July 2009, the agreement was amended such that the monthly payment was reduced by 25%, i.e. to NIS 82,000. On August 31, 2011, following completion of the EER transaction, the parties signed an amendment to the management agreement. According to the amendment, the management agreement came to an end on that date and Stern ceased from giving services to EER.

See also notes 7b(8) and 7c(6)(d).

(2)
On January 2012, the board of directors of the Company approved the appointment of Mr. Ofer Sandelson as the Company's Chief Executive Officer (CEO) as of January 8, 2012. Mr. Sandelson is replacing Mr. Yair Fudim who shall continue to serve on the board of directors of the Company. Regarding options granted to Mr. Sandelson see note 16 above.

(3)
In February 2002 EER and Greenstone entered into an agreement (in this section – “the management agreement”) for the provision of management services to EER, office services, accounting services and office space, in accordance with the Company’s needs as they shall be from time to time (in this section – “the services’). In return for the services, EER has undertaken to pay a total of NIS 20,000 a month (plus VAT) linked to the CPI (in this section – “the management fees”), as of January 2002. The term of the management agreement was set at one year, at the end of which the agreement would be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party. From the end of 2004 to December 31, 2010, services were provided by Accord and management fees were paid to it, and as of January 1, 2011 the services were provided by Leader Holdings and Investments Ltd (the parent company of Greenstone; “Leader”), and the management fees were paid to Leader.

Since September 1, 2011 Greenstone is entitled to the management fees from EER, see note 7c(6)(c).

(4)	Regarding the Management Agreement between the Company and Greenstone including options granted to Greenstone, see note 7b (7).

(5)	Regarding options granted to director's of the Company see note 16d(4).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (continued):

b.	The amounts recorded in respect of transactions with interested parties and related parties are presented below:

	For the year ended December 31
	2011	2010	2009
	$ in thousand

Management fees to Stern
(excluding share-based payment)	232	264	290

Loan to Stern which became a grant (see note 8)	702	392	390

Management fees to Accord/ Leader	54	77	72

Management fees to Greenstone	55	-	-

Share-based payment toStern	422	444	847

Financing expenses	959	1,562	1,063

Financing income	3	11	17

c.	Balances with interested parties and related parties:

	As of December 31
	2 0 1 1	2 0 1 0
	$ in thousand

Outstanding loan to Stern (see note 8)	-	492

Long-term loans (see note 12)	-	4,240

Short-term convertible loans – see notes 12 and 15a(4)	-	4,339

Accounts payable and accruals (see note 11)	48	174

d.	For additional information, see also notes 7 and 15.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (continued):

e.	Remuneration of key executives:

	For the year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	$ in thousand
Short-term benefits	530	697	858
Share-based payment	422	485	904
	952	1,182	1,762

NOTE 24 – LIENS AND COLLATERAL

a.
EER registered several liens over its Yblin facility and intellectual property, unlimited in time to ensure compliance with the conditions related to the receipt of loans from shareholders as stated in note 15a.  Since all of EER debts to its shareholders have been converted into shares of EER, these liens have been cancelled.

b.	As for a pledge given by EER to secure its commitments pursuant to the lease contract see note 15a(2).

c.	EER agreed to create specific liens in favor of bank Leumi as mentioned in note 15 a(3).

d.	As for guarantees provided by shareholders of EER, see note 15a (3) and (8).