Form 20-F/A
period 2011-12-31
R.V.B. Holdings Ltd
filed 2012-07-26
CIK 1064411

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

Yes ☐    No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission on April 30, 2011 (“Form 20-F”), is being filed solely to (i) revise the audit opinion of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu (“Deloitte”), to clarify that the Company’s financial statements are presented fairly in accordance with the International Financial Reporting Standards as issued by the International Accounting Standard Board; (ii) revise the audit report to include a conformed signature of Deloitte; and (iii) file currently dated certifications of the Company’s Chief Executive Officer and Chief Financial Officer as Exhibits 12.1, 12.2, 13.1 and 13.2.

Other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in Form 20-F or reflect any events that have occurred after the date of the initial filing of Form 20-F.

For the convenience of the reader, the document has been refiled in its entirety.

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

4.3	Option Agreement between the Registrant and Mazal Resources B.V., dated July 3, 2011(incorporated by reference to Appendix C of Exhibit 99.1 to the Registrant's Form 6-K, filed on July 20, 2011);
4.4	Voting Agreement between Greenstone Industries Ltd. and Mazal Resources B.V., dated July 3, 2011 (incorporated by reference to Exhibit 99.3 to the Registrant's Form 6-K, filed on July 20, 2011);
4.5	Termination Agreement between Greenstone Industries Ltd. and Mazal Resources B.V., dated November 29, 2011 (previously filed);
4.6
Translation of a Services Agreement between the Registrant, Mr. Moshe Stern and M. Stern Holding Ltd., dated July 3, 2011 (incorporated by reference to Exhibit 99.4 to the Registrant's Form 6-K, filed on July 20, 2011);

4.7	Translation of a Termination of Services Agreement between the Registrant, Mr. Moshe Stern and M. Stern Holding Ltd., dated November 29, 2011 (previously filed);
4.8	Management Agreement between the Registrant and Greenstone, dated July 14, 2011(incorporated by reference to Exhibit 99.5 to the Registrant's Form 6-K, filed on July 20, 2011);
4.9	Shareholders' Agreement between the Registrant and Mazal, dated July 3, 2011(incorporated by reference to Exhibit 99.6 to the Registrant's Form 6-K, filed on July 20, 2011);
4.10
Asset Purchase Agreement between the Registrant and Elbit Systems Ltd. dated July 19, 2010(incorporated by reference to Exhibit 4.1 to the Registrant's annual report on Form 20-F, filed on June 29, 2010);

4.11	The Registrant's 2011 Share Option Plan (incorporated by reference to Exhibit 4.9 to the Registrant's shell company report on Form 20-F, filed on September 7, 2011);
4.12	Form of Indemnification Agreement (incorporated by reference to Appendix G of Exhibit 99.1 to the Registrant's Form 6-K, filed on July 20, 2011);
8.1	List of Subsidiaries (previously filed);
12.1	Certification of Chief Executive officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
12.2	Certification required of Chief Financial officer by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
13.1	Certification of Chief Executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
13.2	Certification of Chief Financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

R.V.B. HOLDINGS LTD.

By:	/s/ Ofer Sandelson
Ofer Sandelson
Chief Executive Officer

By:	/s/ Ofer Naveh
Ofer Naveh
Chief Financial Officer

Date:  July 26, 2012

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2010 and the results of its operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2011, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board.

/s/ Brightman Almagor Zohar & Co. Brightman Almagor Zohar & Co.
Certified Public Accountants (Isr.) A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, March 21 2012

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31
		2011	2010
	Note	$ in thousand
Assets

Current assets
Cash and cash equivalents	5	6,751	57
Accounts receivable	6	238	248
Loan provided	8	-	218
Total current assets		6,989	523

Non-current assets
Loan provided	8	-	274
Fixed assets, net	9	12,505	13,967
Intangible assets, net	10	3,521	3,931
Total non-current assets		16,026	18,172

Total assets		23,015	18,695

Liabilities and equity

Current liabilities
Loans from banks and others	12	603	4,529
Convertible shareholders' loans	12	-	4,339
Accounts payable and accruals	11	630	623
Total current liabilities		1,233	9,491

Non-current liabilities
Loans from banks	12	102	-
Shareholders' loans	12	-	4,240
Options at fair value through profit and loss	7c(4)	158	210
Liability to the Office of the Chief Scientist	15b	411	442
Liability in respect of dismantling and vacating fixed assets	2h	133	76
Total non-current liabilities		804	4,968

Equity attributable to owners of the Company		17,076	4,236
Non-controlling interests		3,902	-
Total equity		20,978	4,236

Total liabilities and equity		23,015	18,695

/s/ Yitzhak Apeloig	/s/ Ofer Sandelson	/s/ Ofer Naveh
Yitzhak Apeloig Chairman of the Board	Ofer Sandelson CEO	Ofer Naveh CFO

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