Form 20-F
period 2012-12-31
R.V.B. Holdings Ltd
filed 2013-04-29
CIK 1064411

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

Platinum House, 7 Jabotinsky St., Ramat Gan, 52509 Israel
(Address of principal executive offices)

Ofer Naveh, +972-3-611-4933, 7 Jabotinsky St., Ramat Gan, 52509, Israel
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 235,685,787 Ordinary Shares, par value NIS 1.00 per share, as of December 31, 2012 (not taking into account 1,040,000 dormant shares of the Registrant which are held by the Registrant).

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

Yes ☐    No ☒

INTRODUCTION

R.V.B. Holdings Ltd. ("RVB") (formerly B.V.R. Systems (1998) Ltd.), is an Israeli company that was formed in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. RVB (then, BVR) commenced operations as an independent company effective as of January 1, 1998. In November 2009, RVB sold substantially all of its assets and liabilities, including the brand name "B.V.R.", to Elbit Systems Ltd. ("Elbit") and, subsequent to the sale, in January 2010 changed its name to R.V.B. Holdings Ltd. RVB was controlled by Mr. Aviv Tzidon until March 2010, when Greenstone Industries Ltd. ("Greenstone"), purchased from A.O. Tzidon (1999) Ltd. and Aviv Tzidon the control of RVB as of that date. As of January 12, 2012, RVB completed the multi-closing transaction in which it acquired all of E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") shares held by Greenstone and by S.R. Accord Ltd. ("Accord"), and the majority of EER shares held by certain other EER shareholders, and, as of the date of this annual report, holds approximately 79% of EER's share capital (approximately 74% on a fully-diluted basis) and approximately 99% of EER's voting rights (as a result of the Voting Agreement as described below).

The following is the annual report on Form 20-F for the fiscal year ended December 31, 2012 of R.V.B. Holdings Ltd. The terms “we”, “us”, “our”, “the Company” and “RVB”, as used in this annual report, mean R.V.B. Holdings Ltd.  unless otherwise indicated.

All references herein to “dollars” or “US$” are to United States Dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

On August 31, 2011, we completed the EER Transaction (as defined below) following which EER became our subsidiary. RVB had no business activity prior to the EER Transaction and thus does not meet the definition of a "Business" under IFRS 3. In addition, the majority of the shareholders of RVB following the completion of the EER Transaction were former EER shareholders. Therefore, the EER Transaction did not meet the definition of a "Business Combination" under IFRS 3. Thus, although RVB is the legal acquirer, for accounting purposes the EER Transaction was treated as a capital transaction of EER.  See also Note 2v to RVB's financial statements for the year ended December 31, 2012, starting on page F-1 of this annual report.

FORWARD LOOKING STATEMENTS

In addition to historical information, this annual report contains forward-looking statements. Some of the statements discussed in "Item 3.D. Risk Factors" and elsewhere in this report contain forward-looking statements. Statements that use the terms “believe”, “anticipate”, “expect”, “plan”, “intend”, “estimate”, “project” and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections with respect to, among others, the financial conditions and business results of EER and RVB. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report under "Item 3.D. Risk Factors," "Item 5. Operating and Financial Review and Prospects" and elsewhere in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission (the "SEC").

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

The selected data presented below under the captions “Statement of Operations Data,” and “Statements of Financial Position Data” as of and for each of the years in the five-year period ended December 31, 2012, are derived from the audited consolidated financial statements of the Company and of EER. The consolidated financial statements as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements and the related notes. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board (IFRS).

As described above, although RVB is the legal acquirer, for accounting purposes the EER Transaction was treated as a capital transaction of EER and the financial data of previous years (comparative numbers) presented in this annual report is based upon the consolidated financial statements of EER for the years then ended. As of the date of this annual report, we do not have any other business activity aside from EER's business.

For additional information, see "Item 7.B. Related Party Transactions – The EER Transaction" in this annual report.

	Year ended December 31
	2012	2011	2010	2009	2008
Statement of Operations Data:	(US$ in thousands)

Revenues	62	63	-	-	-

Expenses
Operating expenses and facility maintenance	2,952	2,526	2,590	2,962	4,440
Marketing expenses	549	1,200	1,256	1,251	1,557
Administrative and general expenses	1,430	1,759	1,793	1,910	2,246
Other expenses		-	98	-	-
Total expenses	4,931	5,485	5,737	6,123	8,243

Loss from ordinary activities	(4,869)	(5,422)	(5,737)	(6,123)	(8,243)

Financing income	428	54	17	29	108
Financing expenses	(60)	(878)	(1,917)	(1,213)	(900)

Total financing expenses, net	368	(824)	(1,900)	(1,184)	(792)

Loss for the year	(4,501)	(6,246)	(7,637)	(7,307)	(9,035)

Loss attributable to:
Owners of the Company	(3,615)	(5,950)	(7,637)	(7,307)	(9,035)
Non-controlling interests	(886)	(296)	-	-	-

	(4,501)	(6,246)	(7,637)	(7,307)	(9,035)

Basic and diluted loss per Ordinary Share (in US$)	(0.016)	(0.029)	(0.041)	(0.041)	(0.050)

Weighted average number of Ordinary Shares used in basic and
diluted loss per Ordinary Share calculation (*)	231,686	204,861	187,507	179,561	179,561

(*) The number of ordinary shares as of the periods before the completion of the EER Transaction were adjusted according to the exchange ratio (11.65 shares of the Company for each share of EER) applied in the EER Transaction.

	Year ended December 31,
	2012	2011	2010	2009	2008
	(US$ in thousands)
Consolidated statement of position:
Cash and cash equivalents	2,613	6,751	57	309	579
Fixed assets, net	11,092	12,505	13,967	15,557	17,016
Intangible assets, net	3,110	3,521	3,931	4,342	4,724
Total assets	17,493	23,015	18,695	21,863	23,417
Banks credits and loans	-	603	4,529	4,313	2,008
Shareholders loans and convertible	-	-	8,579	8,265	7,891
Equity attributable to owners of the Company	13,113	17,076	4,236	7,970	12,649
Non-controlling interests	3,428	3,902	-	-	-
Total equity	16,541	20,978	4,236	7,970	12,649

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to our Business

Our losses and financial position raise significant doubts as to our ability to continue as a going concern

We have incurred recurring losses and negative cash flows from operations that raise substantial doubt about our ability to continue as a going concern. This means that we do not have sufficient funds to finance our operations and working plan for the upcoming twelve months. Management is pursuing additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there are no assurances that such funding will be attainable in the future. Management has concluded that the combination of these circumstances represents a material uncertainty that casts significant doubt upon our ability to continue as a going concern. The financial statements do not include, however, any adjustments that might result from the outcome of this uncertainty. If we are unable to obtain adequate capital funding in the future, we may not be able to continue as a going concern, which would have an adverse effect on our business and operations, and investments may decline.

We have a history of losses, and expect losses to continue for the foreseeable future. We may not achieve profitability, or we may need to cease our operations if we do not get additional funding

We have incurred net losses in each fiscal year the last five years. We incurred net losses of approximately US$4,501 thousand in 2012, approximately US$6,246 thousand in 2011 and approximately US$7,637 thousand in 2010.

We expect losses to continue for the foreseeable future. The extent of our future operating losses and the timing of becoming profitable are highly uncertain, and we may never achieve or sustain profitability or may need to cease our operations.

The Company requires additional financing which could result in substantial dilution to existing shareholders

The Company is dependent on additional financing to satisfy its ongoing business obligations as mentioned above.  Any transaction involving the issuance of shares and/or preferred stock and/or securities convertible into common stock, and/or other kind of securities could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

You may have difficulty enforcing a judgment issued by a court in the United States against us in Israel

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

Currency fluctuations may affect the value of our assets and decrease our earnings

 The devaluation of the U.S. dollar against the NIS may decrease the value of our assets and could impact our business. We anticipate that a significant portion of our and EER's expenses will continue to be denominated in NIS.

If we are considered to be a passive foreign investment company, either presently or in the future, U.S. Holders will be subject to adverse U.S. tax consequences

We will be a passive foreign investment company, or a PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value, including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition of our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, we have not obtained an opinion of counsel with respect to our PFIC status and no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law

We are incorporated under Israeli law. The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association ("Articles of Association") and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 10.B. Additional Information – Memorandum and Articles of Association”.

Risks Relating to EER

The redesign of our facility in itself may not be sufficient to achieve our development goals.

EER has allocated additional funding (about US$1 million) to redesign the core of the demonstration facility in Y'bllin, together with redefinition of the process operating parameters based on accumulated data from previous trial runs.

While we believe that such redesign will allow a continuous operation of the facility, leading to a "steady state", which will generate a quantitative data characterizing both the process itself, as well as its economics, we have no assurance that we will realize this goal and reach the next stage of development of the PGM Technology.

EER has a history of losses and it may incur future losses and may not achieve profitability

EER is currently focusing on research and development, as well as on the introduction of its technology and penetration into relevant markets. EER has limited operating history and consequently it has incurred net losses in each of the last three fiscal years. EER has incurred net losses of US$4.1 million in 2012, US$6.2 million in 2011 and US$7.6 million in 2010. As of December 31, 2012, EER's accumulated deficit was US$51.5 million.

As of the date of this annual report, EER has no material source of income from the sale of products, licensing or research and development activities. In addition, EER has not yet established and operated a commercial plant which implements its technology. Therefore, EER expects that, at least for the coming years, it will continue to operate with operational losses. EER's losses could continue as EER expands its commercialization efforts, increases its marketing expenses and continues to invest in research and development. Due to the above, the extent of EER's future operating losses and the timing of becoming profitable are uncertain. In addition, EER has limited experience in commercializing its technology and faces a number of challenges with respect to its commercialization efforts, including, among others:

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

•	EER may not be able to maintain and operate its demonstration facility in Israel, due to, among others, its inability to renew its business license beyond its expiration on June 30, 2013;

•	EER depends on a small number of employees who possess both executive and technical expertise, the departure of which may affect its business; and

•	EER may face third party claims of intellectual property infringement.

The occurrence of any one or more of these events may limit EER's ability to successfully commercialize its technology, which in turn could prevent EER from generating significant revenues and could harm its business, financial condition and results of operations.

RVB, a publicly held company, is subject to certain limitations in its efforts to synergize the operations of RVB and EER

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

As part of its business model, EER may enter into joint projects with third parties for the establishment of waste treatment facilities that would implement EER's technology. The estimated cost of establishing such plants ranges between tens of millions to hundreds of millions of U.S. dollars. Therefore, EER's partners, and in some cases EER itself, might need to raise significant funds on a project by project basis. External financing may not be available on a timely basis, at an attractive cost of capital, or at all. In addition, EER and/or its partners may face difficulties in raising funds for their joint projects, since EER's Plasma Gasification-Melting (PGM) technology, has not yet proven itself commercially in the field of municipal solid waste and medical waste and, therefore, senior lenders or equity providers may be reluctant to extend funds for such projects. Moreover, some of EER's target markets have previously been adversely affected by global economic slowdowns and recessions which have led to reduced consumer and governmental spending. Current and future economic slowdowns and recessions may have an adverse effect on EER's and its partners' ability to raise capital or debt at an attractive cost of capital. Consequently, EER and/or its potential partners may face difficulty to raise sufficient funds to take on new projects or establish new plants and thus EER may not be able to introduce its technology to the relevant markets. In addition, any such external financing may be dilutive to us or may require us to grant a lender a security interest in our or EER's assets.

EER will require additional funding for its ongoing operations and for the commercialization of its technology and services

EER's current day to day operations require substantial amounts of financial resources. As of the date of this annual report, EER has no source of income, and it has not yet established and operated a commercial plant which implements its technology. There is no assurance that EER will be able to raise external financing on a timely basis, at an attractive cost of capital, or at all. If adequate external financing on acceptable terms is not available, EER will not be able to continue its operations, develop its technology or market its technology and services.

EER's ability to commercialize its technology is also dependent on collaboration with third parties

EER's business strategy includes entering into cooperative arrangements with third parties for establishing plants and marketing EER's technology and services worldwide. There is no certainty that EER will be able to negotiate such arrangements on acceptable terms, if at all, or that such arrangements will be successful in yielding commercially viable products. If EER is unable to establish such arrangements, it would require additional working capital to undertake such activities on its own and would require extensive marketing expertise that EER does not currently possess. In addition, EER could encounter significant delays in introducing its technology into certain markets or find that penetrating such markets would not be feasible without, or would be adversely affected by the absence of, such arrangements. To the extent that EER enters into such joint venture arrangements, its revenues will depend upon the robustness, stability and efforts of third parties. There is no certainty that any such arrangements will be successful.

EER operates in a competitive market, and its technology has not yet proven itself commercially in the field of solid waste and medical waste

EER's Plasma Gasification-Melting (PGM) technology has been developed to convert solid waste into synthesis gas and products suitable for construction materials or other uses. The core of the technology was developed at the Kurchatov Institute in Russia. This technology has been used for more than two decades for the treatment of low and intermediate level radioactive waste in Russia. The PGM technology is applicable for treatment of, among others, municipal solid waste (MSW), municipal effluent sludge, industrial waste and medical waste. The waste treatment market is a conservative market and new technologies are not easily accepted. Therefore, traditional applied technologies in the treatment of solid waste still enjoy greater market recognition compared to PGM technology and other advanced technologies, and some companies that offer solutions based on these traditional technologies have substantial experience in establishing and operating waste treatment facilities and greater financial capabilities compared to EER. In addition, there is no certainty that potential customers will prefer the technology of EER over the technologies of EER's competitors, either those using traditional technologies or those using other kinds of advanced technologies for waste treatment. Additionally, the development of a more effective or cheaper technology by a competitor will have an adverse effect on EER.

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

EER faces uncertainty relating to the costs of potential projects and the pricing of its services

EER currently faces uncertainty relating to the pricing and construction costs of solid waste treatment facilities, and its marketing costs. Failure to assess its future costs correctly could result in substantial losses to EER. When calculating the profitability of potential projects, EER makes several assumptions relating to its expected income from waste treatment fees (Tipping Fees) and energy sales, as well is its expected capital and operational costs. These assumptions are based on the existing prices in the relevant markets, and, among others, the existence of certain governmental subsidies and incentive plans for "green" technologies. Price reductions or changes in such governmental subsidies and incentive plans in these markets may affect the profitability of potential projects and may result in losses to EER.

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

Intellectual property is extremely important to EER's business, and its inability to protect its intellectual property would harm EER's competitive position

As of December 31, 2012, EER has had eight (8) active families of patent applications and patents. In addition to patents, EER relies on confidentiality agreements and similar mechanisms to protect its know-how and intellectual property, the core of which was historically developed at the Kurchatov Institute in Russia. These measures are limited in terms of their effectiveness in protecting EER’s intellectual property and could therefore prove inadequate in limiting unauthorized use of EER’s know-how. Additionally, such measures do not guarantee that other parties may not claim rights in certain know-how that is being used by EER in its research and development activities. There is also no assurance that pending patent applications will be approved, or that any such approved patents will be broad enough to protect EER's technology, or will not be challenged or invalidated by third parties. Nor are there assurances that such patents provide EER with competitive advantages, or that the patents of others will not have an adverse effect on EER's ability to do business.

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

•	limit the value of EER's trade secrets or know-how;

•	subject EER to significant liabilities to third parties;

•	require EER to seek licenses from third parties; or

•	prevent EER from commercializing and marketing its technology and service, any of which could have a material adverse effect on EER's business, financial condition and results of operations.

EER has received grants from the Office of the Chief Scientist in Israel, and it is therefore obligated to pay certain royalties to the Israeli government from sales of its products, and it is bound by the provisions of the Israeli Research and Development Law

EER has received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist, for the financing of a portion of its research and development expenditures in Israel, pursuant to the Encouragement of Industrial Research and Development Law, 1984, or the R&D Law. Under the R&D Law, royalties on the revenues derived from sales of products (and related services) developed (in all or in part) according to, or as a result of, the Office of the Chief Scientist funded plans are payable to the Israeli government, at annual rates which are determined under the Encouragement of Industrial Research and Development Regulations (Rate of Royalties and Rules for the Payment thereof), 1996, or the R&D Regulations, up to the aggregate amount of the grants received by the Office of the Chief Scientist, plus annual interest (as defined in the R&D Regulations). Any intellectual property developed using the Office of the Chief Scientist funds must be fully and originally owned by the Israeli company which received such funds. The R&D Law restricts the ability to transfer abroad know-how funded by the Office of the Chief Scientist. Transfer of such know-how to a foreign entity requires prior approval from the Office of the Chief Scientist, and is subject to payment of a redemption fee to the Office of the Chief Scientist calculated according to formulas provided under the R&D Law. As of the date of this annual report, EER has received a total of NIS 1.7 million (approximately US$0.4 million), out which an amount of NIS 1.5 million (approximately US$0.35 million) has not yet been repaid by EER.

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

EER's dependence on a single facility, which does not operate continuously, magnifies the risk of an interruption in its business operations

As of the date of this annual report, EER does not own any other facility other than a facility, located near the village of Y'bllin, in Northern Israel (the "Y'bllin Facility"). The Y'bllin Facility, according to its permit, can operate only few times a year. The current business license relating to the operation of the Y'bllin Facility, which is subject to certain conditions set forth by the Israeli Ministry of Environmental Protection, is valid until June 30, 2013. The business license must be renewed on an annual basis. In the event that EER is unable to renew its business license, or if EER will not be able to meet the conditions of the new license, it could have a significant effect on its activity. Any event affecting the Y'bllin Facility, including natural disaster, labor stoppages or armed conflict, or EER's lack of financial resources to operate the plant, may disrupt or indefinitely discontinue EER's research and development, operational and marketing capabilities and could significantly impair its business.

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

Our legal and commercial name is R.V.B. Holdings Ltd. Our office is located at 7 Jabotinsky St., Ramat Gan 52520, Israel, and our telephone number is +972 (3) 611-4933.

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

On July 19, 2009, we entered into an asset purchase agreement with Elbit Systems Ltd., or Elbit, whereby Elbit acquired substantially all of our assets and business for cash consideration of approximately US$34 million and assumed substantially all of our business related liabilities (the "Elbit Transaction"). The sale of our business to Elbit was completed on November 19, 2009.  For more information related to the Elbit Transaction see "Item 10.C. Material Contracts", below.

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

On August 22, 2011, our shareholders approved the EER Transaction (following an approval by our audit committee and board of directors), together with a form of additional share purchase agreement, to be entered into between RVB and certain EER shareholders who elect to join the EER Transaction and sell their holdings in EER to RVB, in exchange for RVB shares (the "Additional SPA"). As of January 12, 2012, we completed the multi closings of the EER Transaction and purchased 7,996,210 EER shares from Accord and Greenstone, our controlling shareholder at that date and 8,048,958 EER shares from other EER shareholders and issued a total of 113,825,252 RVB shares. Following such closings, there is one shareholder who holds 200,000 shares of EER (constitutes approximately 1% of EER share capital) other than the Company and Mazal (which is party to the Option Agreement with the Company). For information regarding the EER Transaction and the Additional SPA, see "Item 7.B. Related Party Transactions – The EER Transaction" in this annual report.

From October 1998 until March 2001, our ordinary shares traded on the NASDAQ National Market. Between March 2001 and February 2003, our ordinary shares traded on the NASDAQ Small Cap Market under the symbol BVRSF.  From February 2003 until March 2010 our ordinary shares quoted on the Over the Counter Bulletin Board under the symbol BVRSF.OB. Since March 2010, our ordinary shares have been quoted on the Over the Counter Bulletin Board under the symbol, RVBHF.OB, which reflects our name change to R.V.B. Holdings Ltd.

Capital Expenditures

We had no material capital expenditures during the years 2012, 2011 and 2010. See also "EER's Business Overview" in 4B below.

4.B.	Business Overview

General

On August 31, 2011, we completed the EER Transaction (on January 12, 2012, both closings of EER Transaction were completed), following which, EER became our subsidiary. For additional information, see "Item 7.B. Related Party Transactions – The EER Transaction" in this annual report.

Below is a description of EER's business. As of the date of this annual report, we do not have any other business activity besides EER's business.

EER's Business Overview

EER was incorporated in Israel in the year 2000, as a private company. EER is in the waste management industry, developing technology for the conversion of certain types of waste into recycled materials or energy via waste to energy technology ("WTE"). Moreover, EER develops technology for treatment of solid waste through Plasma-Gasification-Melting, which is a new, innovative technology to treat solid waste (including, among others, treatment of urban waste, medical waste and radioactive waste that emits low and medium-level radiation) (the "PGM Technology").

In early 2007, EER completed the construction of the Y'bllin Facility. Over the years 2007-2009, several demonstrations were held using the Y'bllin Facility. As part of the working plan of EER, the Board of Directors approved an investment of up to US$1 million in the Y'bllin Facility. The purpose of the investment is to make improvements to the Y'bllin Facility, which primarily involve the replacement of the current processing chamber and preparation of the facility for continuous operation.

 EER's business plan is to sell licenses and equipment for use of PGM Technology, and such transactions are entered into for the purpose of establishing facilities that treat solid waste in different parts of the world and is designed to require EER's expertise in constructing such facilities, As of the date of this annual report, EER is conducting the preliminary stages of their marketing plan and is simultaneously developing and improving its PGM Technology. EER's offices are located in 21 HaMelacha St, Rosh Ha'ayin, Israel. EER's lease at their Rosh Ha'ayin office expires in November of 2018.

EER's Industry

With the rapid growth in the world's population, the waste generation volume is becoming an increasing concern around the world. The world's population is producing approximately 2.5 billion tons of municipal solid waste ("MSW") each year. Certain factors, such as the rate of growth in the general population, improvements in the quality of life and continuous increase in the global GNP, contribute to the accelerated growth in the production of MSW. In order to cope with the constant growth in the production of waste, the global waste management industry is undergoing certain changes, among which the transfer from traditional waste disposal methods to a resource recovery processes. In light of these changes, the development of new technology is required in order to convert certain types of waste into recycled materials or energy.

Nations around the world vary in their progress towards the facilitation of these changes. Countries like Germany, Japan, Denmark and the Netherlands, which are characterized as 'mature markets' already have clear regulatory, fiscal and policy frameworks in place for such matters, and over the last few years, they placed substantial investments in the development of modern waste treatment solutions. On the other hand, some countries, like the U.K., Italy, Spain, Greece, Canada, Australia, as well as some Gulf Arab states and certain countries in East and South-East Asia, are characterized as immature markets. These countries are expected to show rapid growth in the amount of waste treatment over the next ten to fifteen years, due to the increase of new regulations which aim to direct the waste streams from traditional waste treatment methods, such as landfill and incineration, to the alternative technology sector. Other countries, including some EU Member States, some countries in the Middle East, South Africa, Latin America and the Caribbean, are characterized as embryonic markets. In these countries, there is little governmental investment in the development or the adoption of "green" advanced technologies, and the relevant regulation is considered obsolete. The US, one of EER's primary target markets, can be divided into different categories, some U.S. states are mature, some are emerging and some are embryonic.

There are currently three main waste treatment methods, employed by different companies and governments around the world:

•
Recycling - Recycling is the process of sorting waste and reusing the items from which utility can still be derived. This method is not always economically feasible, as it requires a substantial amount of resources for sorting waste. In addition, a large portion of waste is not recyclable.

•
Landfill – The use of landfill is the most traditional and common method for waste treatment, which involves disposal of waste by burial in landfill sites. This method, though it is common, is a main factor for pollution of air, ground and underground water. Therefore, in recent years, some countries, such as Germany, Austria, Belgium, the Netherlands, and Switzerland, have banned the disposal of untreated waste in landfills and some other countries have set up time frame for banning landfill operations.

•
Waste to Energy (WTE) - The WTE method is divided into three main methods: biological, physical and thermal. The thermal treatment is divided to three main processes: Incineration, thermal gasification/pyrolisys and plasma gasification. The incineration process has a lot of disadvantages, such as the emission of toxic gases and ashes which require additional separate treatment. Therefore, the thermal processes of gasification or plasma gasification are more attractive options since they do not require additional separate treatment and do not bear the disadvantages of incineration.

The Waste to Energy Market

Each year, approximately 170 million tons of municipal solid waste is treated in about 900 waste treatment facilities around the world. The WTE market was estimated to be worth US$7 billion in 2010, and its estimated annual growth is 6-10%. Thus, the WTE market is expected to be worth about US$27 billion in 2021.

The main entrance barriers to the solid waste market include acquisition and development costs, licensing costs, depending on local regulation in each country in which the technology is implemented, facilities establishment costs, large competitors and willingness of finance institutions to finance the establishment of facilities based on new technologies.

The global economic crisis has caused, among other impediments, a decrease in the investments in advanced technologies, including new emerging technologies such as the PGM technology. According to EER's estimation, in spite of the recovery from the crisis during 2009 through 2011, it is still very difficult for EER and its customers to obtain financing for its activity and facilities from private investors and especially from institutional investors. Many companies around the world are in the business of developing advanced technologies for the treatment of solid waste, and such companies can compete with EER in its target markets. Some of these companies use different variations of the plasma gasification technology, and some use other WTE technological solutions.

Below is a description of the main new thermal treatment technologies (NTTT), which EER's competitors are developing:

•
Gasification technology - thermal reaction under a deficient supply of oxygen which creates fuel gas, along with heat which supports conversion of the rest of the waste, a process which increases the energetic efficiency.

•	Pyrolysis technology - a similar process to the gasification. The waste is first processed in an early process for the creation of refuse-derived fuel.

•	Plasma technology - gasification of the materials conducted in the highest temperatures under special conditions.

•	Thermal Hydrolysis technology - technology based on "cold incineration". This technology cannot be used for treatment of solid waste.

•	Hybrid facilities - facilities which combine different innovative WTE technologies. The PGM technology belongs to this technology.

These are the main advantages of the PGM technology:

•	Decreased operating costs due to the combination of three processes into one continuous process.

•	Decreased operating costs due to the fact that the pollution level in this technology is lower, compared to other technologies.

•	The ability to handle a wide spectrum of waste without the necessity of any preliminary sorting or treatment.

•	The solid residue of the process is an environmentally benign material which can be used as raw material in construction.

In addition, Pursuant to EER's estimation, its ability to prove the implementation of the PGM technology by a demonstration facility may provide it a competitive advantage compared to the other NTTT.

EER's major competitors in the field of waste treatment include:

•
Thermoselect – a Swiss origin Pyrolysis/Gasification technology, which has been implemented in Japan by JFE and licensed in the U.S. by IWT. Thermoselct has several commercial installations in Japan that are processing selective portion of MSW and industrial waste.

•	JFE – a large Japanese engineering company, active in various waste treatment areas, also with own proprietary solutions.

•	Ebara – a Japanese gasification technology with several installations in Japan for MSW.

•	Westinghouse (AlterNRG) – Plasma Arc technology, implemented by AlterNRG, a Canadian listed company. There are several installations of AlterNRG in Japan.

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

Material Agreements

The Kurchatov Institute Agreement

On June 6, 2000, EER Ltd., entered into an agreement with the Kurchatov Institute, which was amended on February 12, 2002 (the “Kurchatov Agreement”) (the agreement and the rights and obligations of EER Ltd. thereunder were later assigned to EER). Under the terms of the Kurchatov Agreement, Kurchatov Institute assigned and transferred to EER Ltd. all then present and future intellectual property rights and know-how related to the Y'bllin Facility (which was designed, manufactured and constructed by EER) and to the Additional Projects (as defined below) (collectively, the "IP Rights"). According to the Kurchatov Agreement, EER shall cover all the expenses related to the assigning, registration and recordation of the IP Rights. According to the Kurchatov Agreement, the Kurchatov Institute shall fully cooperate with EER for the purposes of utilizing the PGM technology with regard to MSW, Medical Waste (“MW”), Low Radio Active Waste (“LRAW”) and PGM Compatible Industrial Waste (“IW”), including, but limited to, the designing and construction of plants and installations by EER Ltd., its licensee(s) and/or other purposes (the "Additional Projects"). Upon EER’s request, the Kurchatov Institute shall assign to EER any know-how or intellectual property rights relating to such technologies to be used outside the territories comprising the former Soviet Union, provided the financial and other legal and reasonable interests of the Kurchatov Institute have been satisfied. The Kurchatov Institute and its affiliates shall exclusively work with EER on all of the aforementioned applications of the PGM Technology, and shall not assist, directly or indirectly, any individual or entity to engage in any activity in the fields of SMW, MW, LRAW and IW. In addition, the Kurchatov Institute undertook to provide EER  its know-how and experienced highly qualified specialists in order to obtain the required scientific and technical qualifications in the works related to the Projects, as will be mutually agreed by the parties. In consideration for Kurchatov Institute’s undertakings under the Kurchatov Agreement, EER shall pay Kurchatov Institute a royalty in the amount of 1% of the purchase price actually received by EER from the sale of the Additional Projects.

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

The Radon Center Agreement

On December 28, 2005, EER entered into an agreement for partnership, R&D collaboration and joint activity with the Radon Center (the “Radon Agreement”), under which the parties agreed to enter into a scientific cooperation, including joint research and experiment development. According to the Radon Agreement, EER may use, from time to time, Radon Center’s test facility for Low Radio Active Waste treatment, in order to perform experiments and demonstrations. The original term of the Radon Agreement was 5 years, and it has not been renewed.

The Lease Agreement

In July 2012, EER renewed the Lease Agreement (originally entered into in September 2007) with Naser Recycling Ltd. ("Naser"), with respect to the ground on which the Y'bllin Facility is located (the “Lease Agreement”) for a period of five years (the “Lease Period”), and EER has an option to extend the term of the rent for additional five years (the "Option Period"). The monthly rent for the first 18 months of the Lease Period is NIS 40 thousand (approximately US$10 thousand) and NIS 45 thousand (approximately US$11 thousand) for the remaining Lease Period. The monthly rent for the Option Period will be NIS 50 thousand (approximately US$13 thousand). All the amounts mentioned above are linked to the CPI and do not include VAT. The payment of the rent will be paid for each year of lease in advance. In addition to the rent fees and if the Y'bllin Facility becomes a commercial plant, Naser will be entitled to receive certain payments from profits generated by the plant and/or from proceeds of the sale of the plant, as set forth in the Lease Agreement. Pursuant to the terms of the Lease Agreement, the Y'bllin Facility is the property of EER, and EER is responsible for disassembling the Y'bllin Facility and removing it from the property at the end of rental period. It was further agreed that to secure EER’s commitments pursuant to the Lease Agreement, EER gave Naser a bank guarantee in the amount of US$250 thousand.

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

The SNC Agreement

On September 15, 2010, EER entered into a memorandum of understanding (the “SNC MOU”) with SNC-Lavalin Engineers & Constructors Inc. (“SLE&C”) which, to the best of EER’s knowledge, is a private company and a subsidiary of SNC-Lavalin Group Inc., a company whose shares are listed for trade on the Toronto Stock Exchange, Canada (“SNCL-G”), and among the leading engineering and construction corporations in the world. The SNC MOU establishes methods of cooperation between EER and SLE&C in respect to projects aimed at exploiting PGM Technology. The SNC MOU expired and terminated automatically as of December 31, 2012.

The LOI with Approved Storage & Waste Hauling Inc.

On January 25, 2011, EER entered into a letter of intent with Approved Storage & Waste Hauling Inc. ("ASWH" and the "ASWH LOI"), relating to the formation of a joint venture for an initial pilot project (the "Pilot Project"). According to the ASWH LOI, the Pilot Project will process Regulated Medical Waste in an initial capacity of 15-30 short tons per day. According to its terms, the ASWH LOI expired and was terminated as of December 31, 2012.

Framework Agreement

On May 31, 2012, EER entered into an agreement with a third party located in the U.S. (the “US Company”), for the initial planning and the supply of EER's technology of Plasma-Gasification-Melting Waste-To-Energy (the “Framework Agreement”) in plants (the “Facilities”) located in five states in the U.S. and such other territories as may be agreed between EER and the  U.S.  Company (“Territories”). The Framework Agreement replaces a previously signed letter of intent from March 2011, which is considered null and void.

Under the terms of the Framework Agreement, EER shall produce (directly or with a designated engineering company) a Preliminary Engineering Design Study for a Facility in one of the five states (the “Study” and the “First Project”, respectively), the cost of which shall not exceed US$2.6 million and shall be borne and paid by the U.S. Company, and the parties shall cooperate in advancing the First Project as a municipal solid waste project.

The U.S. Company shall be responsible for obtaining and maintaining all requisite permits, approvals and licenses from any relevant authority in order to establish and operate the First Project and any additional Facility and to provide any technical and financial data required in connection therewith. The U.S. Company will use its best commercial efforts to obtain and secure agreements in principle for providing financing to the First Project (the amount of financing required for the First Project is currently estimated at US$215 million), enter into lease/purchase agreements for the real estate on which the First Project will be erected, prepare and file all relevant requests and enter into Waste Contracts, Power Takeoff Agreements and an Interconnection Agreement.

The Framework Agreement provides that the U.S. Company and EER will enter into a purchase agreement for the PGM Processing Chamber for the First Project. As the final price of the PGM Processing Chamber for the First Project will only be determined following the detailed planning phase, the parties agreed that in case it varies considerably from the estimated price, the parties shall mutually assess the financial impact on the First Project.

The U.S. Company and EER will also enter into a royalty bearing license agreement for the use of the PGM Technology in the First Project and shall further enter into a services agreement. The royalty rate shall equal 2% - 3.25% of the revenues generated from tipping fees and certain electricity sales of the First Project.

In addition, the U.S. Company shall pay to EER a development services fee for each Facility. The development services fee for the First Project will be in an amount not exceeding US$5.4 million (representing 4% of the First Project equipment and civil works cost estimate).

Under the Framework Agreement, each of EER and the U.S. Company has granted the other certain exclusivity rights (subject to some exceptions) with respect to the Territories.

In addition, EER has agreed to invest US$400,000 in the U.S. Company, in consideration of equity in the U.S. Company, which shall constitute 1.9% of the U.S. Company's fully-diluted capital. The first tranche of the investment was transferred to the U.S. Company but was subsequently returned to EER, since the investment round did not materialize. Since then, and due, inter alia, to the time which has passed, EER has decided to go ahead and modify its Y'bllin Facility at a significant expense, and therefore EER notified the U.S. Company that it will not make the equity investments in the U.S. Company.

The Greenstone-EER Management Service Agreement

On February 13, 2002, EER entered into a management service agreement with Urdan Industries Ltd. (currently Greenstone) (the “Greenstone Agreement”), pursuant to which Greenstone undertook to provide EER with management services, office services, accountant services and office rental in accordance with EER needs. In consideration for such services, EER undertook to pay Greenstone the sum of NIS 20,000 per month (plus VAT) linked to the Consumer Price Index (in this section, the "Management Fees”), as of January 2002 (approximately NIS 25,000 as of the date of this annual report). The term of the Greenstone Agreement was set at one year, at the end of which the agreement was renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party. Beginning at the end of 2004 up to and until December 31, 2010, services were provided by Accord and Management Fees were paid to them. As of January 1, 2011 up to and until  the completion of the EER Transaction, the services have been provided by Leader Holdings and Investments Ltd. (the former parent company of Greenstone; “Leader”), and the Management Fees were paid to Leader.

Following the completion of the EER Transaction, the Greenstone Agreement was assigned by Leader to Greenstone.

Regarding the management services agreement between the Company and Greenstone, see "Item 7.B. Major Shareholders and Related Party Transactions" below.

The Plazma MOU

In May, 2011, EER and SLE&C,  entered into a memorandum of understanding (the "Plazma MOU") with Zaklad Zagospodarowania Odpadow "PLAZMA" Sp.z. o.o ("Plazma"), a Polish company, pursuant to which EER, SLE&C and Plazma shall cooperate for the purpose of designing, engineering, constructing and operating a waste treatment facility, based on EER's Technology, in Poland. Plazma will work exclusively with EER and SLE&C on the development of the facility, with EER acting as the technology provider and SLE&C as consultant and provider of certain engineering services. Plazma shall be solely responsible for constructing the facility in Poland, including, but not limited to, obtaining finance, obtaining all necessary licenses and regulatory approvals, and preparing a business plan and a financial model for the facility. EER and SLE&C have agreed to assist and provide necessary information during the process. EER has also agreed to consider taking an equity position in the project. According to the Plazma MOU, the parties were to negotiate and enter into a definitive agreement within twelve months of the date of the Plazma MOU. Since the parties did not reach such an agreement the Plazma MOU expired as of May 2012.

The Orgrez Project

During December 2011, EER entered into an agreement with a company based in the Czech Republic regarding a feasibility study work to be performed by EER with regard to the design, engineering, construction and operation of a hazardous waste treatment facility at an estimated cost of approximately US$25 million (the "Orgrez Project"). In consideration for the performance of the study work, EER was entitled to a total sum of US$125,000, payable in three payments. A down payment of US$63,000 was received in December 2011 and recorded as revenue in 2011. An additional payment of US$62,000 was received and recorded as revenue during the reported period.

The Esh-Dar Agreement

On December 19, 2012, EER entered into an agreement with Esh-Dar Refractories & Insulation Industries Ltd. ("Esh-Dar") under which Esh-Dar will construct a processing chamber at the Y'bllin Facility for a fee of approximately US$540,000, which shall be paid in accordance with the completion of the certain milestones detailed in the agreement between the parties.

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

As of the date of this annual report, EER has received a total of NIS 1.7 million (approximately US$0.4 million), out which an amount of NIS 0.2 million (approximately US$0.05million) has been repaid to date by EER.

Intellectual Property

As of December 31, 2012, EER has had nine active families of patent applications and patents, as describes below:

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

Government Regulations

The Encouragement of Industrial Research and Development Law, 1984

EER has received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the OCS, for the financing of a portion of its research and development expenditures in Israel, pursuant to the R&D Law. Under the R&D Law, royalties on the revenues derived from sales of products (and related services) developed (in all or in part) according to, or as a result of, the OCS funded plans are payable to the Israeli government, at annual rates which are determined under the R&D Regulations, up to the aggregate amount of the grants received by the OCS, plus annual interest (as defined in the R&D Regulations). Any intellectual property developed using the OCS funds must be fully and originally owned by the Israeli company which received such funds. The R&D Law restricts the ability to transfer abroad know-how funded by the OCS. Transfer of such know-how to a foreign entity requires prior approval from the OCS, and is subject to payment of a redemption fee to the OCS calculated according to formulas provided under the R&D Law. As of the date of this annual report, EER has received a total of NIS 1.7 million (approximately US$0.4 million), out which an amount of NIS 1.5 million (approximately US$0.35 million) has not yet been repaid by EER.

4.C.	Organizational Structure

We currently own approximately 79% of EER's share capital and approximately 99% of its voting rights (as a result of the Voting Agreement as described below) , which, as of the date of this annual report, is our only subsidiary. Greenstone beneficially owns approximately 35.88% of our outstanding share capital (excluding 1,040,000 dormant shares held by us).

4.D.	Property, Plant and Equipment

We currently do not have any material fixed assets. EER, our subsidiary owns the Y'bllin Facility. EER is leasing the ground on which the Y'bllin Facility is located. The Y'bllin Facility is capable of treating up to 20 metric tons of solid waste per day. According to the terms of Y'bllin Facility's current business license, the plant is allowed to treat unsorted municipal solid waste. As of the date of this annual report, the plant does not produce any commercial products. For additional information, see "Item 3.D. Risk Factors – Risks relating to EER – EER's dependence on a single facility, which does not operate continuously, magnifies the risk of an interruption in its business operations", in this annual report.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

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

On August 31, 2011, we completed the EER Transaction following which EER has become our subsidiary. As of January 12, 2012, we completed the multi closings of the EER Transaction and as of the date of this annual report, we hold approximately 79% of EER's share capital and approximately 99% of EER's voting rights (as a result of the Voting Agreement as described below).

Since RVB had no business activity as of the date of the closing of the EER Transaction, and thus did not meet the definition of a "Business" under IFRS 3, and since the majority of the shareholders of RVB following the closing of the EER Transaction were former shareholders of EER, the EER Transaction did not meet the definition of a "Business Combination" under IFRS 3. For accounting purposes, the EER Transaction was treated as a capital transaction of EER.

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

Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of RVB's material accounting policies, please read Notes 2 and 4 to RVB's financial statements for the year ended December 31, 2012, starting on page F-1 of this annual report.

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

Management continuously reviews the likelihood of recovery of intangible assets (know-how) it has developed in accordance with the forecasted income from these assets, which is determined based on economic assessments made by the Company and/or external consultants.

5.A.	Operating Results

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The loss for 2012 amounted to US$4.5 million decreasing US$1.7 million from the US$6.2 million loss in 2011, mainly due to decrease of marketing and financial expenses.

Revenues

The revenues for 2012 amounted to US$62 million derived from the study work produced by EER in connection with the Orgrez Project as described above.

Operating Expenses and Facility Maintenance

Operating and facility maintenance expenses in 2012 amounted to US$2.9 million increasing US$0.4 million from the US$2.5 million in 2011, mainly due to expenses regarding the improvements in the Y'bllin Facility as mentioned above.

Marketing Expenses

Marketing expenses in 2012 amounted to US$0.5 million, decreasing US$0.7 million from the US$1.2 million in 2011, mainly due to efficiency measures taken by the Company.

General and Administrative Expenses

General and administrative expenses in 2012 amounted to US$1.4 million decreasing US$0.4 million from the US$1.8 million in 2011, mainly due to efficiency measures taken by the Company.

Financing Expenses, Net

Financing income, net, in 2012 amounted to US$0.4 million compared to financing expenses, net, of US$0.8 million in 2011. The financing expenses during 2011 were mainly regarding EER shareholders debts and loans which have been converted to EER shares at the closing date of the EER transaction (August 31, 2011)..

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The loss for 2011 amounted to US$6.2 million, decreasing US$1.4 million from the US$7.6 million loss in 2010, mainly due to decrease of financial expenses.

Revenues

The revenues for 2011 amounted to US$0.06 million derived from the study work produced by EER in connection with the Orgrez Project as described above.

Operating Expenses and Facility Maintenance

Operating and facility maintenance expenses in 2011 amounted to US$2.5 millions similar to US$2.6 million in 2010. It should be noted that during these years the Y'bllin Facility was not operating.

Marketing Expenses

Marketing expenses in 2011 amounted to US$1.2 million, similar to US$1.3 million in 2010.

General and Administrative Expenses

General and administrative expenses in 2011 amounted to US$1.8 million, similar to 2010.

Financing Expenses, Net

Financing expenses, net, in 2011 amounted to US$0.8 million compared to financing expenses, net, of US$1.9 million in 2010. The decrease in financing expenses during 2011 was mainly due to the conversion of all of EER shareholders' debts and loans to EER shares at the closing date of the EER transaction.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31	Israeli inflation % rate	Devaluation of the NIS rate %	Israeli inflation adjusted for devaluation %
2008	3.8	(1.1)	4.9
2009	3.9	(0.7)	4.6
2010	2.7	(6)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9

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

The effects of foreign currency re-measurements are reported in our consolidated financial statements in the statement of operations.

Effective Corporate Tax Rate

 The Israeli corporate tax rate applicable to Israeli resident companies in 2011 was 24% and has been increased to 25% in 2012.

5.B.	Liquidity and Capital Resources

Cash flows used in operating activities during 2012 amounted to US$3.3 million. Cash flows during 2012 were mainly used to finance EER’s current expenses.

Cash flows used in investment activities during 2012 amounted to US$0.4 million, mainly relating to an increase in restricted bank deposits. Cash flows used in financing activities during 2012 amounted to US$0.5 million. Cash flows during the reporting period were mainly used for the repayment of bank loans.

As of the date of this annual report, EER has no material revenues and has negative cash flows from operating activities and continued current losses and therefore is reliant on potential investments to the Company. The Company does not have sufficient funds to finance its operations and working plan for the upcoming twelve months. Management is pursuing additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there are no assurances that such funding will be attainable in the future. Management has concluded that the combination of these circumstances represents a material uncertainty that casts significant doubt upon our ability to continue as a going concern.

5.C.	Research and Development, Patents and Licenses

EER devotes significant time, efforts and financial resources to research and development activity which is conducted in collaboration with third parties. EER’s research and development activity is conducted in Israel, at the Royal Institute of Technology of Sweden (under the KTH Agreement),. Also, as of December 31, 2012, EER has had 8 active families of patent applications and patents.

For more information regarding our research and development activities, see “Item 4.B. – Research and Development” in this annual report.

5.D.	Trend Information

Not applicable.

5.E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements which have or are reasonably likely to have a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources of our Company.

5.F.	Tabular Disclosure of Contractual Obligations

As of December 31, 2012, we had no contractual obligations of the type required to be disclosed in this section.

5.G.	Safe Harbor

All information included in Item 5.E of this Item is deemed to be a “forward-looking statement” as that term is defined in the statutory safe harbors, except for historical facts.  The safe harbor provided in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall apply to all forward-looking information provided in Item 5.E of this Item.

ITEM 6.	Directors, Senior Management and Employees

6.A.	Directors and Senior Management

The following table lists the name, age and position held by our executive officers and directors, as of April 21, 2013:

Name	Age	Position
Giora Gutman	58	Chief Executive Officer
Yair Fudim	64	Director and Chairman of the Board of Directors
Menachem (Moti) Menashe	53	Director
Jonathan Regev(1)	48	External Director
Alicia Rotbard(1)	63	External Director
Gedaliah Shelef(1)	78	Independent Director
Ofer Naveh	41	Chief Financial Officer
_________________
(1)  Member of the Company's audit committee

Giora Gutman is serving as chief executive officer of our Company and EER since March 2013. Mr. Giora Gutman joined EER in April, 2012 as a special consultant. Mr. Gutman previously served as the chief executive officer and founder of Mekorot Development and Enterprises Ltd., a subsidiary of Israel National Water Company, a water and sewage technology and infrastructure company. He also previously served as chief executive officer of Baran Engineering and Projects Ltd., a global provider of engineering, technology and construction solutions. Prior to his work with Baran Group Ltd., Mr. Gutman was the chief executive officer and plant manager at Haifa Chemicals South Ltd., a global leading supplier of potassium nitrate for agriculture and industry. Mr. Gutman has a degree in mechanical engineering from Ben Gurion University.

Yair Fudim is serving as a director of our Company since March 2011 and was appointed the chairman of our board of directors in February 2013. Mr. Fudim has been serving as Chief Executive Officer of Leader Holdings & Investments Ltd. since April 1991 and as Chief Executive Officer of Greenstone Industries Ltd. since February 2010 till March 2013 and since then as the chairman of the board of Greenstone. Mr. Fudim has served as chairman of the board of directors of Leader Capital Markets Ltd., and has been a member of the board of directors of the following companies, among others: Zmiha Investment House Ltd, Yelin Lapidot Holdings ltd., Leader Hanpakot (1993) Ltd., Leader Financial Analysis (1999) Ltd., Leader Trust Company Ltd., Leader & Co Investment House Ltd., Leader & Co Finance (2001) Ltd., Leader & Co Capital Ltd., Leader Financial Assets Management (2005) Ltd., Leader & Co Asset Management Ltd., Leader Resources Ltd., Leader Resources Trustees Ltd., Leader Real Estate (2006) Ltd.,., E.E.R. Environmental Energy Resources (Israel) Ltd., Yariv Assets and Holdings (1980) Ltd., Zimmcor Alubin (1973) Ltd., RonRom Consulting Services Ltd. Mr. Fudim holds a B.A. in Economics and an MBA from the Hebrew University of Jerusalem.

Menachem (Moti) Menashe is serving as a director of our Company since March 2013. Mr. Menashe has served as a senior vice president at Upswing Capital Ltd. since 2006. He serves in a number of capacities for companies controlled by Upswing Capital Ltd., including Zmiha Investment House Ltd. (Chief Executive Officer); Intercolony Investments Ltd. (Chief Executive Officer and Director); Yaad Industrial Representation Ltd. (Director of Business Development and Director); Ultra Equity Investments Ltd. (Director); and Greenstone Industries Ltd. (Director).

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

Jonathan Regev is serving as our external director since April 2010. From 2007 to October 2012,, Mr. Regev has been serving as Chief Executive Officer of Abnet Communications Ltd.  From 2004 to 2006, Mr. Regev served as the Chief Financial Officer of Oblicore Inc.  From 2000 to October 2004, Mr. Regev worked at Amdocs Management Limited in various positions including as Chief Operating Officer and Chief Financial Officer of Amdocs' CRM Division. From 1998 to 2000, Mr. Regev worked as the Director of Corporate Treasury, Budget Control and Chief Financial Officer Deputy of Nilit Ltd. From 1995 to 1997 he worked as the Controller and Director of Corporate Economics of the Strauss Group in Israel and from 1992 to 1995, Mr. Regev worked as Head of Industrial Control and Economic Department of the Manufacturing Division of Tadiran Electrical Appliances Ltd.  Mr. Regev holds an M.A. in Economics from the Technion-Israel Institute of Technology and a Bs. in Physics from the Tel Aviv University.

Gedaliah Shelef is serving as a director of our Company since March 2011 and was classified by the Company as an independent director on January 2012. Mr. Shelef has served as executive director of Environmental System Ltd. since 1991. Mr. Shelef has served as a professor emeritus of the Technion-Israel Institute of Technology (the "Technion") since 2004. From 1968 to 1971 Mr. Shelef served as Chief Sanitary Engineer and Head of the Division of Environmental Health of the Ministry of Health, Israel. From 1990 to 1992 Mr. Shelef served as a member of the advisory committee of the U.S. Environmental Protection Agency. From 1981 to 2004 Mr. Shelef served as head of the Environmental Laboratory and Research Group at the Technion. From 1972 to 1992 Mr. Shelef served as a member of the board of director or the board of governors of the following companies and institutes, among others: National Building Research Institute (1988-1990) and Tahal Consulting Engineers Ltd. (1989-1993), Coastal and Marine Engineering Research Institute of the Technion and the Port Authority (1985-1990), Transportation Research Institute of the Technion and the Ministry of Transportation (1985-1990), Technion (1983-1985), International Association of Water Pollution Research (1976-1980), Israel Oceanographic and Limnological Research Company Ltd (1971-1976). Mr. Shelef holds a Ph.D. in Hydraulics and Sanitary Engineering from the University of California, Berkley (1968).

Ofer Naveh is serving as Chief Finance Officer (CFO) of our Company since November 2011. Mr. Naveh serves as the Director of Finance of Greenstone Industries Ltd. and served as the Director of Finance of Polar Communications Ltd. till April 1, 2012. From 2005 to 2010, Mr. Naveh served as a controller of S.R Accord Technologies Ltd. From 2000 to 2005, Mr. Naveh served as an Audit Manager in KPMG Somekh Chaikin. Mr. Naveh is a member of the board of directors of the following companies: S.R Accord Ltd., and Zimkor Alubin (1973) Ltd. Mr. Naveh holds a B.A. in Accounting and Business from The College of Management Academic Studies and a M.A. in Law from Bar-Ilan University.

6.B.	Compensation

 For his service to the Company as chief executive officer, which began in January 2012 and terminated in February 2013, Ofer Sandelson, was granted compensation valued at approximately US$244 thousand including related expenses, as well as US$64 thousand share based payments. Aside from the compensation provided to Mr. Sandelson, no other compensation was paid or is payable to persons who served as our executive officers.

During 2012, members of our board of directors, other than our external directors and independent director, did not receive cash compensation for their service on the board of directors or any committee of the board of directors. The total amount paid or payable to our external directors and independent director for the year ended December 31, 2012 was approximately US$68 thousand.

In March, 2011, our audit committee and board of directors resolved that, as of the date of Ms. Rotbard election as an external director of the Company, the Company’s external directors (Alicia Rotbard and Jonathan Regev) shall be paid the maximum amount allowed under the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 2000 (the "Regulations"), currently, an annual fee of approximately NIS 47 thousand and a participation fee of approximately NIS 2.5 thousand per meeting.

On March 27, 2011, our  audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties), 2000, that  Mr. Gedaliahu Shelef shall be entitled to compensation equal to the "Maximum Amount" under the Regulations.

On August 22, 2011, our shareholders approved (following the approval of our audit committee and board of directors), among others: (i) the grant to each of our directors, Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per (adjusted for future dividend). The options are granted under the 2011 Plan; and (ii) the grant to Yair Fudim, of options to purchase RVB shares representing, on a Fully Diluted Basis (as defined in the Management Agreement between RVB and Greenstone, dated July 14, 2011 (the "Management Agreement"), i.e. assuming exercise of the Put Option (as defined below) by Mazal Resources B.V. ("Mazal") and excluding: (i) options granted to directors, officers and employees of RVB or its affiliates or EER, after the execution of the Services Agreement between RVB, Mr. Moshe Stern and M. Stern Holding Ltd. ("Stern Holding"), a company under Mr. Stern's control, dated July 3, 2011 ("the "Services Agreement"); (ii) options granted to Greenstone pursuant to the Management Agreement; and (iii) options granted pursuant to the Services Agreement ("Fully Diluted Basis")), approximately 0.3% of RVB's issued and outstanding share capital as of the date of the grant, with an exercise price of US$0.2145 per share (adjusted for future dividend). The options shall become vested and exercisable, in accordance with the Vesting Schedule (as defined below). Such options to purchase ordinary shares of the Company were granted on January 5, 2012, following the completion of the multi-closing EER Transaction.

On March 18, 2013, the  board of directors of our Company approved, following the approval of its compensation and audit committees, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the compensation terms of Mr. Yair Fudim, the chairman of the board of directors and Mr. Moti Menashe, a member of the board of directors, as follows: Mr. Fudim and Mr. Menashe shall be entitled to compensation equal to the "maximum amount" under the Regulations for companies similarly classified based on their shareholding equity, which is the currently paid compensation to other members of the board of directors of RVB. Namely - an annual fee of approximately NIS 47 thousand and a participation fee of approximately NIS 2.5 thousand per meeting.

For information regarding options to purchase our ordinary shares, issued to certain officers and members of our board of directors, see "Item 6.E. Directors, Senior Management and Employees - Share Ownership" below.

6.C.	Board Practices

Our Articles of Association provide for a board of directors of not less than two and no more than nine members and shall include at least two external directors.  Each director, with the exception of the external directors, is elected to serve until the next annual general meeting of shareholders, and so long as an annual general meeting is not convened, unless their office is vacated prior thereto in accordance with the provisions of our Articles of Association and the Companies Law.

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

Our Articles of Association provide that any director may, by written notice, appoint another person to serve as an alternate director and may cancel such appointment.  According to the Companies Law, a person may not serve as an alternate director if such a person is not qualified to be appointed as a director, or a person who is already serving or as an alternate director. To our knowledge, no director currently has appointed any other person as an alternate director.

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

Without derogating from the above, a person may not serve as an external director if the person or the person’s relative, partner, employer, someone to whom he is subordinated, directly or indirectly, or any entity under the person’s control has business or professional relationship with an entity which an affiliation with is prohibited as detailed above, even if such relationship is not ordinarily (excluding negligible relationship). In addition, a person who received compensation other than the compensation permitted by the Companies Law may not serve as an external director.

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

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or certain professional qualifications. At least one external director must possess accounting and financial expertise and the other external directors are to possess professional qualifications as defined by regulations to the Companies Law.  Financial and accounting expertise require such external director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. A company's board of directors is to determine such candidate's qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the Companies Law and the Israeli Securities Law, 1968.

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

At the Company's annual general meeting held on July 10, 2008, we appointed Ms. Alicia Rotbard to serve as external director and on August 22, 2011, our annual general meeting of shareholders re-appointed Ms. Rotbard to serve as external director. In April 2010, pursuant to the decision of an extraordinary meeting of shareholders, we appointed Jonathan Regev as an external director of the Company. On January 5, 2012, our board of directors, following the approval of our audit committee, approved the classification of Prof. Gedaliah Shelef as an independent director under the Companies Law.

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

Audit Committee

Our audit committee is comprised of Jonathan Regev, Alicia Rotbard and Prof. Gedaliah Shelef. The audit committee is responsible, among other things, to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the company’s external directors and the majority of its members must be "independent" (as defined above). The chairman of the audit committee must be an external director. The following  individuals may not be members of the audit committee: (i) the chairman of the board of directors, (ii) any director employed by the company, its controlling shareholder or by an entity controlled by the controlling shareholder, (iii) a director who regularly provides services to the company, its controlling shareholder or any entity controlled by the controlling shareholder, (iv) any director whose main source income comes from the company's controlling shareholder, or (v) the company's controlling shareholders or any of their relatives. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act. Whoever is disqualified from serving as member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee determined that such person is required to be present at the meeting or if such person applies to one of the exemptions under the Companies Law.

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

Compensation Committee

Amendment No. 20 to the Companies Law, which became effective as of December, 2012, established new regulations relating to the terms of office and employment of directors and officers in public companies and companies that have publicly issued debentures (“Public Companies”). Following the amendment, Public Companies are required to appoint a compensation committee, in accordance with the guidelines set forth in the amendment.

The compensation committee consists of at least three members. All of the external directors must serve on the committee and constitute a majority of its members. The chairman of the compensation committee must be an external director. The remaining members must be directors who qualify to serve as members of the audit committee (as stated in item above). In accordance with the guidelines set by the amendment, our compensation committee is currently composed of three members, Jonathan Regev, Alicia Rotbard and Prof. Gedaliah Shelef Mr. Regev and Ms. Rotbard are the external directors serving on the board of directors. Mr. Regev also serves as the chairman of the compensation committee. Prof. Shelef is the independent director that sits on the board of directors.

As per the Companies Law, the roles of the compensation committee are, among others, as follows:

(1)
to recommend to the board of directors with regards to the compensation policy for directors and officers, and recommend to the board of directors once every three years regarding extension of the compensation policy that had been approved for a period of more than three years;

(2)	to recommend to the board of directors regarding the update of the compensation policy, from time to time, and examine its implementation;

(3)	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

(4)	to decide, in certain circumstances, whether to exempt the approval of terms of office of a CEO from the requirements of shareholders approval.

In addition to the roles mentioned above our compensation committee also makes recommendations to our Board regarding the awarding of employee options.

In accordance with the provisions of the amendment, within 9 months of the effective date of the amendment (i.e., no later than September 12, 2013), a compensation policy must be adopted by the Company. A compensation policy must be approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy requires the approval of the general meeting of the shareholders. In Public Companies, shareholder approval requires one of the following: (i) the majority of shareholder votes counted at general meeting including the majority of all of the votes of those shareholders who are non controlling shareholders and do not have a personal interest in the approval of the compensation policy, who participate at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. As of the date of this annual report, we have not adopted yet a compensation policy. For more information regarding Amendment 20, see Item 10.B.  Memorandum and Articles of Association.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee.  Our internal auditor is Mr. Yehuda Ezra, C.P.A (Isr) of Ezra Yehuda-Rozenblum, Consulting, Control and Risk Management Ltd. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure.  Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent auditor or its representative.

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

During the years 2010 through 2012, only Ofer Sandelson, the former chief executive officer of the Company was employed by the Company. For more information, see "Item 6.B. Compensation."

EER, our only subsidiary, employs 15 employees in Israel.

In January 2012, our board of directors approved the appointment of Mr. Ofer Sandelson as the Company's Chief Executive Officer (CEO) as of January 8, 2012. . On November 18, 2012, Mr. Ofer Sandelson notified the Company that he has decided to terminate his employment with the Company and with its subsidiary company EER. In accordance with Mr. Sandelson employment agreement with the Company and EER, he terminated his employment upon three months prior notice (during February 2013).

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

6.E.	Share Ownership

As of April 8, 2013 none of our directors and executive officers beneficially own more than 1% of our outstanding equity securities.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of April 8, 2013 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Share Option Plan

On June 29, 2011, our board of directors approved our 2011 Share Option Plan (the "2011 Plan"). Under the 2011 Plan, we may grant to any of our and our affiliates' (i.e. present or future companies that either control or controlled by RVB) employees, officers and directors options to purchase our ordinary shares. The total number of the shares reserved for issuance under the 2011 Plan was set up to be 5% of the issued and outstanding share capital of RVB as of January 1 of each year. The options under the 2011 Plan shall become vested and exercisable, in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that any option shall become fully vested and exercisable by the third anniversary of the date of grant (the "Vesting Schedule").

In January 2012, following the approval of the Company's audit committee and board of directors, our Company granted to seven of its and  EER's employees options to purchase 25,793,156 ordinary shares of the Company with an exercise price of US$0.2145 per share (adjusted for future dividend), (including 10,000,000 options to the Company's CEO), according to the 2011 Plan. In November 2012, the Company granted to additional three of EER's employees options to purchase 1,148,593 ordinary shares of the Company, according to the 2011 Plan.

As of the date of this annual report, there are outstanding options to purchase up to 13,786,337 of our ordinary shares in aggregate, held by our directors, officers and employees (as well as EER's employees).

Item 7.	Major Shareholders and Related Party Transactions

7.A.         Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of April 21, 2013 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)

Greenstone Industries Ltd.(2) 7 Jabotinsky St. Ramat Gan, 52509, Israel	86,731,038	35.88%
Bank Leumi le-Israel B.M. (3) 34 Yehuda Halevi St. P.O. Box 2 Tel Aviv, 65546, Israel	19,111,111	8.25%
EBN Korea Ltd. (4) Seoul Center Building 91-1 Sogong-Dong Jung-Gu, Seoul M5 100-070	15,231,571	6.57%
Makoto Takahashi(5) 3-1-2-511, Shinyokohama, Kohokuku, Yokohama, Japan	23,445,975	10.12%
Mazal Resources B.V. (6) Rietlandpark, 125 DT Amsterdam P7 1019	52,425,000	18.45%

(1)	Based on 231,685,787 ordinary shares of RVB outstanding as of April 15, 2013 (not taking into account 1,040,000 dormant shares held by RVB).

(2)
The information is based on Amendment no. 9 to Schedule 13D filed by Greenstone, on March 25, 2013. The total number of RVB shares beneficially owned by Greenstone (i.e. 86,731,038), consists of (i) 76,680,848 RVB shares held by Greenstone; (ii) 10,050,190 RVB shares issuable under an option granted to Greenstone. Greenstone has sole dispositive power solely with respect to items (i) and (ii) above.

(3)	The information is based on Schedule 13G filed by Bank Leumi le-Israel B.M on February 14, 2014.

(4)	The information is based on Schedule 13G filed by EBN Korea Ltd. on March 7, 2012.

(5)
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

(6)
The information is based on Amendment no. 6 to Schedule 13D filed by Mazal Resources B.V. on December 13, 2011. Mazal has a put option to sell ordinary shares of EER to RVB in exchange for issuing 52,425,000 ordinary shares of RVB. As of the date of its report, Mazal didn't own any shares of R.V.B.

As of April 8, 2013, there were a total of 2 registered holders of our ordinary shares with addresses in the United States (other than CEDE & Co.). Such United States holders were, as of such date, the registered holders of 2,773,075 ordinary shares representing approximately 1.20% of our outstanding share capital. The number of registered holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by a U.S. nominee company, CEDE & Co., which held approximately 16.76% of our outstanding ordinary shares as of said date.

7.B.	Related Party Transactions

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

On January 12, 2012, we completed the multi-closing EER Transaction and purchased all of the EER shares held by Greenstone and Accord and the majority of EER shares held by certain other EER shareholders. Following such closings there is one shareholder who holds 200,000 shares of EER (constitutes approximately 1% of EER share capital) other than the Company and Mazal (which is side to the Option Agreement with the Company).

Below is description of the EER Transaction, including a summary of the terms and conditions of the EER Share Purchase Agreement, the Option Agreement, the Voting Agreement (as defined below) and the Services Agreement, and the actions that took place at the Closing Date of the EER transaction on August 31, 2011 (the "Closing Date") in connection therewith:

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

(ii)
The EER Share Purchase Agreement provided that we would cause Bank Leumi L’Israel Ltd. to release Greenstone, Accord and S.R. Accord Technologies Ltd., from all their obligations according to guarantees provided by them to the bank. As of the date of this annual report, the loan has been fully paid and these guarantees have been released.

(iii)
In addition, pursuant to the EER Share Purchase Agreement, we were provided with the opportunity, until the lapse of 24 months following the Closing Date, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$8,000,000 by purchasing EER ordinary shares at a price of US$2.5 per share. Since the closing date and until December 31, 2012, the Company has made an investment in a total amount of approximately US$5 million. Subsequent to December 31, 2012, the Company invested in EER's share capital an additional amount of approximately US$1 million;

(iv)
Pursuant to the Option Agreement between the Company and Mazal, dated July 3, 2011 (the "Option Agreement"), we granted Mazal an option to sell to RVB or to whom RVB may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange of RVB shares at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the "Put Option"), and Mazal granted us the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganization events on or prior to December 31, 2016 (the "Call Option"). The terms and conditions of the Option Agreement applies, where applicable, to the 150,000 options to purchase EER shares, which EER granted to EER’s former CEO, Mr. Stern, in June 2011;

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

(vi)
Pursuant to the Shareholders' Agreement, Mazal undertook to vote its EER shares in the same manner as then voted on such matter by RVB and/or as instructed by RVB in its sole discretion. The Shareholders' Agreement also contains certain provisions concerning rights of first refusal, pursuant to which, if Mazal proposes transfer in any way any of the Mazal EER shares, to one or more third parties except to a permitted transferee, then RVB shall have a right of first refusal with respect to such transfer;

(vii)
Pursuant to the Management Agreement, Greenstone provides RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, 10,050,190 options to purchase ordinary shares of the Company representing, on a Fully Diluted Basis, approximately 3.5% of the Company's issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share (adjusted for future dividend), exercisable in accordance with the Vesting Schedule. The options described in this paragraph, which number was set upon the additional closing of the Additional SPA dated January 12, 2012 at 10,050,190 were granted on such closing date with an exercise price of US$0.2145 per share (adjusted for future dividends), exercisable in accordance with the Vesting Schedule. During the reported period, Greenstone notified the Company that it waives the total consideration of the management fees due from September 1, 2012.; and

(viii)
Pursuant to the Services Agreement, Stern Holding undertook to provide business development services to RVB, for a total consideration of NIS 50,000 per month plus VAT, as well as certain expenses. The Services Agreement was terminated as of November 1, 2011 pursuant to a termination agreement by and among the parties, dated November 29, 2011.

Following the completion of the EER Transaction, EER has become our subsidiary.

For information regarding options to purchase our ordinary shares, issued to certain officers and members of our board of directors, see "Item 6.B. Directors, Senior Management and Employees - Compensation" above.

Directors’ and Officers’ Liability Insurance

On March 13, 2013, the Company’s board of directors approved, following the approval of the Company's audit and compensation committees, an extension of the Company’s directors’ and officers’ liability insurance (“D&O insurance policy”) until March 24, 2014, pending the approval of our shareholders at next general meeting of the shareholders Pursuant to terms of the D&O insurance policy, as extended, the insurance coverage will be for an aggregate amount of US$7.5 million and the total annual premium shall be US$35,800. In addition, the insurance coverage, as extended, covers events related to EER as well. [The Company’s audit committee and board of directors determined that the D&O insurance policy complies with the terms of Section 1B of the Israeli Companies Regulations (Relieves for Transactions with Interested Parties), 2000 and that the terms of the amended insurance policy are in accordance with market terms and will not substantially affect the Company’s profitability, assets or obligations.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

8.A.	Consolidated Statements and Other Financial Information

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

In August 2009, HarTech filed a counterclaim seeking recovery for non-payment of fees due under a consulting agreement between the Company and HarTech in the amount of approximately US$241,000  (NIS 907,000) as well as damages to the Defendant's reputation, stemming from our lawsuit, in the amount of approximately US$660,000 (NIS 2,500,000).

In January 2011, we entered into a settlement agreement with HarTech and the Defendants whereby the parties settled all claims against one another, and pursuant to which, HarTech will pay us an aggregate amount of US$180,000 in two equal installments, the first have been paid on June 1, 2011 and the second installment was paid in June 2012.

Dividend Policy

We have no dividend policy.

B.	Significant Changes

There have been no material changes in our financial position since December 31, 2012 except as otherwise disclosed in this annual report.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details

Our Ordinary Shares are quoted on the Over the Counter Bulletin Board under the symbol RVBHF.OB.

The following table sets forth, for the periods indicated, the range of high and low sales prices of our Ordinary Shares:

	High		Low
Yearly highs and lows
2008
Year ending December 31, 2008	US$	0.20	US$	0.11
2009
Year ending December 31, 2009	US$	0.26	US$	0.05
2010
Year ending December 31, 2010	US$	0.18	US$	0.05
2011
Year ending December 31, 2011	US$	0.20	US$	0.04
2012
Year ending December 31, 2012	US$	0.22	US$	0.01

Quarterly highs and lows
2011
First Quarter	US$	0.18	US$	0.09
Second Quarter	US$	0.18	US$	0.12
Third Quarter	US$	0.20	US$	0.02
Fourth Quarter	US$	0.14	US$	0.01
2012
First Quarter	US$	0.12	US$	0.01
Second Quarter	US$	0.22	US$	0.06
Third Quarter	US$	0.18	US$	0.03
Fourth Quarter	US$	0.05	US$	0.01
2013
First Quarter	US$	0.09	US$	0.01

Monthly highs and lows
March 2013	US$	0.03	US$	0.01
February 2013	US$	0.04	US$	0.01
January 2013	US$	0.09	US$	0.01
December 2012	US$	0.04	US$	0.01
November 2012	US$	0.03	US$	0.01
October 2012	US$	0.05	US$	0.02

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Our Ordinary Shares were traded on the Nasdaq Capital Market until February, 2003 under the ticker symbol BVRSF.  Our Ordinary Shares were then delisted from the Nasdaq Capital Market after we failed to comply with its required listing standards. Our Ordinary Shares traded on the Over-the-Counter Bulletin Board under the symbol “BVRSF.OB” from February, 2003 until March 2010.  Following the Elbit Transaction and our name change to R.V.B. Holdings Ltd, we changed our ticker symbol and on March 2, 2010, our Ordinary Shares began trading on the Over-the-Counter Bulletin Board under the symbol "RVBHF.OB".

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

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

A person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors have a personal interest in a transaction, such transaction requires approval of the shareholders of the Company.

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

Compensation of Officers and Directors

Amendment No. 20 to the Companies Law ("Amendment No. 20"), which recently came into effect, adopted new procedures relating to the approval of executive compensation and the formulation of compensation policies in Israeli public companies (including companies that issued only debentures to the public). Pursuant to Amendment No. 20, Israeli public companies are required to establish a compensation committee and adopt a policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee.

Pursuant to Companies Law following Amendment No. 20, the compensation policy must be approved by company's board of directors following its approval by the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (the "Majority Requirement"): (i) the majority should include at least a majority of the shares of the voting shareholders who are non controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments.

The Companies Law provides that the compensation policy must be re-approved every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company's compensation policy. When approving the compensation policy, the relevant organs must take into consideration the goals and objectives listed in the Companies Law, and include reference to specific issues listed in the Companies Law. Such issues include, among others (the "Compensation Policy Mandatory Criteria"): (i) the relevant person’s education, qualifications, professional experience and achievements; (ii) such person's position within the company, the scope of his responsibilities and previous compensation arrangements with the company; (iii) the proportionality of such person's compensation in relation to the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person's compensation and the other employees' compensation on the labor relations in the company; (iv) the authority, at the board of director's sole discretion, to lower any variable compensation components or set a maximum limit (cap) on the actual value of the non-cash variable components, when paid; and (v) in the event that the terms of engagement include any termination payments - the term of employment of the departing person, the company’s performance during that term, and the departing person’s contribution to the performance of the company.

In addition, the Companies Law provides that the following matters shall be included in the compensation policy (the "Compensation Policy Mandatory Provisions"): (i) the award of variable components must be based on long term and measurable performance criteria (other than non-material variable components, which may be based on non measurable criteria taking into account the relevant person's contribution to the performance of the company); (ii) the company must set a ratio between fixed and variable pay, set a cap on the payment of any cash variable compensation components as of the payment of such components, and set a cap on the maximum cash value all non-cash variable components as of their grant date; (iii) the compensation policy must include a provision requiring the relevant person to return to the company any compensation that was awarded on the basis of financial figures that were subsequently restated; (iv) equity based variable compensation components should have an appropriate minimum vesting periods, which should be linked to long term performance objectives; and (v) the company must set a clear limit on termination payments.

Amendment No. 20 also introduced new procedures for the approval of compensation arrangements with officers and directors of Israeli public companies (including companies that issued only debentures to the public). Pursuant to the Companies Law following Amendment No. 20, any transaction with an office holder (except directors and the CEO of the company) with respect to such office holder's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee.) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a 'Public Pyramid Held Company'. For the purpose hereof, a "Public Pyramid Held Company" is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or hers compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the CEO even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the CEO must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that such transaction with the CEO nominee does not have to be approved by the shareholders of the company, provided that: (i) the CEO nominee is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction is consistent with the provisions of the company's compensation policy. Under the Companies Law, non material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the CEO), require only the approval of the compensation committee.

With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law following Amendment No. 20 provides that such transaction shall be subject to the approval of the compensation committee, the board of directors and the shareholders' meeting. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see "Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee" in this annual report) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement.

Amendment No. 20 became effective on December 12, 2012. Under Amendment No. 20, Israeli public companies must adopt a compensation policy within nine months from the date on which the amendment became effective, i.e. September 12, 2013. During this period, extensions of existing terms of engagement with directors and officers of Israeli public companies are not subject to the provisions of Amendment No. 20, provided that they are extended as-is without any modification. As of the date of this annual report, we have not yet adopted a compensation policy in accordance with the provisions of Amendment No. 20.

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

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, provided that the shareholders meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds at least 25% of the voting rights in the company, or as a private offering whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding at least 25% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25% of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

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

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable towards the potential purchaser and shareholders for damages resulting from his actions, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company.  However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

In case a special tender offer was accepted, offerees who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer.

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

10.C.	Material Contracts

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

As at the closing date of the transaction, there were certain assets that were unable to be transferred to Elbit (“Non-Transferable Assets and Liabilities”). Therefore we entered into an agreement with Elbit, regarding such Non-transferable Assets and Liabilities which stipulates that until such Non-transferable Assets and Liabilities are able to be transferred to Elbit, we shall provide Elbit with the benefit of each of the non-transferable assets and Elbit shall satisfy or perform any liability, back-to-back with our obligations. Both parties agreed that Elbit shall be responsible for the fulfillment of the undertaking under any contract with respect to non-transferable assets and shall provide the products and/or services, via the Company. As of the date hereof there is one agreement that is subject to this back-to-back agreement.

EER Transaction

For a summary of the EER Transaction, see:  “Item 7.B. – Major Shareholders and Related Party Transactions – Related Party Transactions.”

10.D.	Exchange Controls

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

10.E.	Taxation

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at a rate of 25% in 2012.

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

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (25% in 2012). As of 2012, the Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e.,  a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including,  among others, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period)), such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income - 25% for corporations in 2012 and a marginal tax rate of up to 48% for individuals in 2012 (50% in 2013).

Notwithstanding the foregoing, capital gains generated from the sale of our securities by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxes provided that all the following cumulative conditions are met: (i) the securities were purchased upon or after the registration of the securities on a stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009); (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributable; and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (the “Israel-U.S. Double Tax Treaty ”) exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

Either the purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which the payment to the seller is made is obligated, subject to the above-referenced exemptions, to withhold tax on the Real Capital Gains resulting from a sale of securities at the rate of 25% in 2012 in respect of a corporation and/or an individual.

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

United States Federal Income Tax Considerations

The following discussion describes certain material United States (“U.S.”) federal income tax consequences of the purchase, ownership and disposition of our ordinary shares.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of ordinary shares who or which is any of the following for U.S. federal income tax purposes:

•	a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident of the U.S.;

•	a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if (a) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) the trust was in existence and treated as a U.S. person on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations (as defined below) to be treated as a U.S. person.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase, hold or dispose of the Company’s ordinary shares. This summary generally considers only U.S. holders that will own the ordinary shares as capital assets and does not consider the U.S. tax consequences to a person that is not a U.S. holder or the tax treatment of persons who hold the ordinary shares through a partnership or other pass-through entity. In addition, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws is not considered. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations) (the “Treasury Regulations”), rulings, current administrative interpretations and official pronouncements by the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, with a retroactive effect. Such changes could materially and adversely affect the tax consequences described below. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the holder’s particular circumstances, such as,

•	persons who own, directly, indirectly or constructively, 10% or more (by voting power or value) of our outstanding voting shares;

•	persons who hold the ordinary shares as part of a hedging, straddle or conversion transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons who acquire their ordinary shares in a compensatory transaction;

•	broker-dealers;

•	insurance companies;

•	regulated investment companies;

•	real estate investment companies;

•	traders who elect to mark-to-market their securities;

•	tax-exempt organizations;

•	banks or other financial institutions;

•	U.S. expatriates; and

•	persons subject to the alternative minimum tax.

HOLDER RELIANCE ON TAX STATEMENTS

THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE UNITED STATES FEDERAL INCOME TAX LAWS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY FOREIGN, STATE OR LOCAL JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Availability of Reduced Tax Rates

Recent U.S. legislation increased to 20% the maximum U.S. Federal income tax rate on certain long-term capital gains and on qualifying dividends. Long-term capital gains from the sale of our ordinary shares may be eligible for this rate, although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. Subject to the discussion below, dividends, if any, may also be eligible for this 20% maximum rate on long-term capital gains, provided that we do not constitute a passive foreign investment company (a “PFIC”). However, tax rates are subject to change, especially given the uncertain economic conditions in the United States and the size of the federal deficit. U.S. holders should consult their tax advisors.

Distributions on the Ordinary Shares

We currently do not intend to pay dividends for at least the next several years. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “Taxation of Dividends”. In general (and subject to the PFIC rules discussed below), any distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income if the distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If holding period and other requirements are met, dividends paid to non-corporate U.S. holders in taxable years beginning after December 31, 2012 should generally qualify for the reduced maximum tax rate of 20% as long as our common shares remain “readily tradable on an established securities market in the United States,” provided that we are not considered a PFIC (as discussed below) in the taxable year in which the dividend is paid or in any preceding taxable year. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain, and as long-term capital gain if the U.S. holder’s holding period exceeds one year, from the deemed disposition of the ordinary shares (subject to the PFIC rules discussed below). Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

A dividend paid by us in NIS will be included in the income of U.S. holders at the U.S. dollar value of the dividend, based upon the spot rate of exchange in effect on the date of the distribution. U.S. holders will have a tax basis in NIS for U.S. federal income tax purposes equal to that U.S. dollar value. Any subsequent gain or loss resulting from exchange rate fluctuations between the day the dividend was included in the income of U.S. holders and the day the NIS are converted into U.S. dollars or are otherwise disposed of, will be taxable as ordinary income, gain or loss from U.S. sources.

Dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a U.S. holder that is a financial services entity, “financial services income.” U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received on the ordinary shares. The Code provides limitations on the amount of foreign tax credits that a U.S. holder may claim. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which these U.S. holders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex (and may also be impacted by the tax treaty between the United States and Israel), and you should consult your tax advisor to determine whether and if you would be entitled to this credit.

Sale or Exchange of the Ordinary Shares

Upon the sale or exchange of the ordinary shares (subject to the PFIC rules discussed below), a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares generally will be long-term capital gain or loss if the U.S. holder’s holding period of the ordinary shares is more than one year at the time of the disposition.

Gain or loss recognized by a U.S. holder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the U.S. for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

Passive Foreign Investment Companies

In general, a foreign (i.e., non-U.S.) corporation will be a PFIC for any taxable year in  which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either (1) 75% or more of its gross income in the taxable year is “passive income,” or (2) assets held for the production of, or that produce, passive income comprise 50% or more of the average of its total asset value in the taxable year. For purpose of the income test, passive income includes dividends, interest, royalties, rents, annuities and net gains from the disposition of assets, which produce passive income. For purposes of the assets test, assets held for the production of passive income includes assets held for the production of, or that produce dividends, interest, royalties, rents, annuities, and other income included in the income test. In determining whether we meet the assets test, cash is considered a passive asset and the total value of our assets generally will be treated as equal to the sum of the aggregate fair market value of our outstanding stock plus our liabilities. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The income test is conducted at the taxable year-end. The asset test is conducted on a quarterly basis and the quarterly results are then averaged together.

If a corporation is treated as a PFIC for any year during a U.S. holder’s holding period and the U.S. holder does not timely elect to treat the corporation as a “qualified electing fund” under Section 1295 of the Code or elect to mark its ordinary shares to market (both as described below), any gain on the disposition of the shares will be treated as ordinary income, rather than capital gain, and the holder will be required to compute its tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the U.S. holder’s holding period for the shares. The portion of the gain and distributions allocated to prior taxable years in which a corporation was a PFIC will be ineligible for any preferential tax rate otherwise applicable to any “qualified dividend income” or capital gains, and will be taxed at the highest ordinary income tax rate in effect for each taxable year to which this portion is allocated. An interest charge will be imposed on the amount of the tax allocated to these taxable years. A U.S. holder may elect to treat a corporation as a qualified electing fund only if the corporation complies with requirements imposed by the IRS to enable the shareholder and the IRS to determine the corporation’s ordinary income and net capital gain. Additionally, if a corporation is a PFIC, a U.S. holder who acquires shares in the corporation from a decedent will be denied the normally available step-up in tax basis to fair market value for the shares at the date of death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. These adverse tax consequences associated with PFIC status could result in a material increase in the amount of tax that a U.S. holder would owe and an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements. Unless otherwise provided by the IRS, if a corporation is classified as a PFIC, a U.S. holder will generally be required to file an informational return annually to report its ownership interest in such entity.

Available Elections. If we become a PFIC for any taxable year, U.S. holders should consider whether or not to elect to treat us as a “qualified electing fund” or to elect to “mark-to-market” their ordinary shares in order to mitigate the adverse tax consequences of PFIC status.

If a U.S. holder makes a qualified electing fund election (a “QEF election”) for its ordinary shares that is effective from the first taxable year that the U.S. holder holds our ordinary shares and during which we are a PFIC, the electing U.S. holder will avoid the adverse consequences of our being classified as a PFIC but will instead be required to include in income a pro rata share of our net capital gain, if any, and other earnings and profits (“ordinary earnings”) as long-term capital gains and ordinary income, respectively, on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which our taxable year ends. A subsequent distribution of amounts that were previously included in the gross income of U.S. holders should not be taxable as a dividend to those U.S. holders who made a QEF election. In the event we incur a net loss for a taxable year, such loss will not be available as a deduction to an electing U.S. holder, and may not be carried forward or back in computing our net capital gain or ordinary earnings in other taxable years. The tax basis of the shares of an electing U.S. holder generally will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the QEF rules described above. In order to make (or maintain) a QEF election, the U.S. holder must annually complete and file IRS Form 8621. In addition, we must make certain information regarding our net capital gains and ordinary earnings available to the U.S. holder and permit our books and records to be examined to verify such information. Therefore, we will monitor our PFIC status and make a disclosure to our shareholders if we determine that we have become a PFIC. If we are a PFIC for any year and you make a request to us in writing at the address on the cover of our latest Annual Report on Form 20-F, Attention Chief Financial Officer, for the information required to make a QEF election, we will promptly make the information available to you and comply with any other applicable requirements of the Code.

A QEF election, once made with respect to us, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or the IRS consents to revocation of the election. If you make a QEF election and we cease to be classified as a PFIC in a subsequent tax year, the QEF election will remain in effect, although it will not be applicable during those tax years in which we are not classified as a PFIC. Therefore, if we – after ceasing to be classified as a PFIC – again are classified as a PFIC in a subsequent tax year, the QEF election will be effective and you will again be subject to the rules described above for U.S. holders making QEF elections in such tax year and any subsequent tax years in which we are classified as a PFIC. A QEF election also remains in effect even after you dispose of all of your direct and indirect interest in our ordinary shares. As a result, if you subsequently acquire any of our ordinary shares or an interest in any of our ordinary shares, you will again be subject to the rules described above for U.S. holders making a QEF election for each tax year in which we are classified as a PFIC.

Alternatively, if a U.S. holder elects to “mark-to-market” its ordinary shares, the U.S. holder will generally include in its income any excess of the fair market value of our ordinary shares at the close of each taxable year over the holder’s adjusted basis in such ordinary shares. If a U.S. holder makes a valid mark-to-market election with respect to our ordinary shares for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its common shares. A U.S. holder generally will be allowed an ordinary deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of the ordinary shares as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. holder’s adjusted tax basis in the ordinary shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any gain on the actual sale or other disposition of the ordinary shares generally will be treated as ordinary income. Ordinary loss treatment also will apply to any loss recognized on the actual sale or other disposition of ordinary shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such ordinary shares. A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless our ordinary shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. No view is expressed regarding whether our ordinary shares are marketable for these purposes or whether the election will be available.

If a U.S. holder makes either the QEF election or the mark-to-market election, distributions and gain will not be recognized ratably over the U.S. holder’s holding period or be subject to an interest charge as described above. Further, the denial of basis step-up at death described above will not apply. If a U.S. holder elects to treat us as a “qualified electing fund,” gain on the sale of the ordinary shares will be characterized as capital gain. However, U.S. holders making one of these two elections may experience current income recognition, even if we do not distribute any cash. The elections must be made with the U.S. holder’s federal income tax return for the year of election, filed by the due date of the return (as it may be extended) or, under certain circumstances provided in applicable Treasury Regulations, subsequent to that date.

A NUMBER OF SPECIFIC RULES AND REQUIREMENTS APPLY TO BOTH THE QEF ELECTION AND THE MARK-TO-MARKET ELECTION, AND YOU ARE URGED TO CONSULT YOUR TAX ADVISOR CONCERNING OUR PFIC STATUS AND THE VARIOUS ELECTIONS YOU CAN MAKE.

New Legislation regarding Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Investor’s modified adjusted gross income for the taxable year over a certain threshold (which, in the case of individuals, will be between US$125,000 and US$250,000 depending on the individual’s circumstances). A U.S. holder’s “net investment income” may generally include its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A non-U.S. holder may be subject to a U.S. federal withholding tax at a rate of 30% on certain payments made beginning January 1, 2014 to certain non-U.S. entities if certain disclosure requirements related to U.S. accounts maintained by, or the U.S. ownership of, the non-U.S. holder are not satisfied. Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of our common stock that can produce U.S.-source dividends. Non-U.S. holders should consult their own tax advisors regarding the effect, if any, of such withholding taxes on their ownership and disposition of our common stock.

United States Information Reporting and Backup Withholding

In general, U.S. holders may be subject to certain information reporting requirements under the Code relating to their purchase and/or ownership of stock of a foreign corporation such as the Company. Failure to comply with these information reporting requirements may result in substantial penalties.

For example, recently enacted legislation generally requires certain individuals who are U.S. holders to file Form 8938 to report the ownership of specified foreign financial assets for tax years beginning after March 18, 2010 if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions). For these purposes, a specified foreign financial asset includes not only a financial account (as defined by the Code and applicable Treasury Regulations for these purposes) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a financial institution. The minimum applicable threshold amount is generally US$50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc. Certain domestic entities that are U.S. holders may also be required to file Form 8938 in the near future. U.S. holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding at the rate of 31%. Certain holders (including, among others, corporations) are generally not subject to information reporting and backup withholding. A U.S. holder generally will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number,

•	furnishes an incorrect TIN,

•	is notified by the IRS that it is subject to backup withholding because it has previously failed to properly report payments of interest or dividends, or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. holder that it is subject to backup withholding.

Any U.S. holder who is required to establish exempt status generally must file IRS Form W-9 (“Request for Taxpayer Identification Number and Certification”).

Amounts withheld as backup withholding may be credited against a U.S. holder’s federal income tax liability. A U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statements by Experts

Not applicable.

10.H.	Documents on Display

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and fulfill the obligation with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room. In addition, certain of the Company’s reports filed or furnished with the Securities and Exchange Commission are available on-line at www.sec.gov.

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

10.I.	Subsidiary Information

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

Assuming that interest rates would have increased (decreased) by 2% and other parameters remained constant, the effect would be that the Company's loss for the year ended on December 31, 2012 would have increased (decreased) by approximately US$52 thousand.

Equity Price Risk

As of December 31, 2012, we did not have any marketable securities that were recorded at fair value. Hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

We are exposed to financial market risk associated with changes in foreign currency exchange rates.

As of December 31, 2012, we had immaterial amounts of cash in New Israeli Shekels (NIS) or in funds linked thereto.

In addition, most of our expenses are denominated in NIS. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 5% decrease in the year-end dollar exchange rate. Assuming such a decrease in the dollar exchange rate, the total of our expenses would increase by approximately US$0.1 million.

ITEM 12.       Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.        Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our CEO and CFO to allow timely decisions to be made regarding required disclosure. Our management, including our CEO and our CFO, has evaluated the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) of the Exchange Act) as of December 31, 2012. Based on such review, our CEO and our CFO have concluded that our disclosure controls and procedures were effective as of December 31, 2012.

Management's Annual Report on Internal Control over Financial Reporting

Our management, including our CEO and CFO are responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f).

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

Our management, including our CEO and CFO assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting.

Based on that assessment, our management concluded that as of December 31, 2012 the Company’s internal control over financial reporting was effective.

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

ITEM 16B.     Code of Ethics

Our company has adopted a code of ethics, which applies to all employees, officers and directors, including our CEO and our principal accounting officer or CFO or other persons performing similar functions. Copies of our code of ethics are available free of charge at our executive offices upon request.

ITEM 16C.     Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu (“Brightman Almagor Zohar & Co.”) for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2012 and for other services rendered as well as for tax return preparation.  In 2011 and 2012, no audit related fees were charged under than stated above by Brightman Almagor Zohar & Co. to the Company.

	2011	2012
	(In thousands)	(In thousands)
Audit Fees (1)	$38	$38
Tax Fees (2)	$2	$2

(1)
Audit fees consist of fees for professional services rendered for the audit of the Company’s Consolidated Financial Statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Tax fees consist of tax compliance fees for the preparation of original and amended tax returns, claims for refunds and tax advice.

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

 None.

Purchases of Equity Securities by an Affiliated Purchaser

No purchases of our equity securities were made in 2011 by an affiliated purchaser.

Item 16F.       Change in Registrant’s Certifying Accountant

None.

Item 16G.       Corporate Governance

Not applicable.

Item 16H.       Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.        Financial Statements

Not applicable.

ITEM 18.        Financial Statements

 (i)              Consolidated Financial Statements of RVB as of and for the year ended December 31, 2012 (filed herewith);

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
4.5
Termination Agreement between Greenstone Industries Ltd. and Mazal Resources B.V., dated November 29, 2011 (incorporated by reference to Exhibit 4.5 to the Registrant's annual report on Form 20-F, filed on April 30, 2012);

4.6
Translation of a Services Agreement between the Registrant, Mr. Moshe Stern and M. Stern Holding Ltd., dated July 3, 2011 (incorporated by reference to Exhibit 99.4 to the Registrant's Form 6-K, filed on July 20, 2011);

4.7
Translation of a Termination of Services Agreement between the Registrant, Mr. Moshe Stern and M. Stern Holding Ltd., dated November 29, 2011 (incorporated by reference to Exhibit 4.7 to the Registrant's annual report on Form 20-F, filed on April 30, 2012);

4.8	Management Agreement between the Registrant and Greenstone, dated July 14, 2011 (incorporated by reference to Exhibit 99.5 to the Registrant's Form 6-K, filed on July 20, 2011);
4.9	Shareholders' Agreement between the Registrant and Mazal, dated July 3, 2011 (incorporated by reference to Exhibit 99.6 to the Registrant's Form 6-K, filed on July 20, 2011);
4.10	The Registrant's 2011 Share Option Plan (incorporated by reference to Exhibit 4.9 to the Registrant's shell company report on Form 20-F, filed on September 7, 2011);
4.11	Form of Indemnification Agreement (incorporated by reference to Appendix G of Exhibit 99.1 to the Registrant's Form 6-K, filed on July 20, 2011);
8.1	List of Subsidiaries ( incorporated by reference to Exhibit 8.1 to the Registrant's annual report on Form 20-F, filed on April 30, 2012);
12.1	Certification of Chief Executive officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
12.2	Certification required of Chief Financial officer by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
13.1	Certification of Chief Executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
13.2	Certification of Chief Financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

R.V.B. HOLDINGS LTD.

By:	/s/ Giora Gutman
Name: Giora Gutman
Title: Chief Executive Officer

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date:  April 29, 2013

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of directors and Shareholders of
R.V.B. HOLDINGS LTD.

We have audited the accompanying consolidated statements of financial position of R.V.B. Holdings Ltd. and its subsidiary (hereafter - "the group") as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Group's management and Board of Directors.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2011 and the results of its operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2012, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1d to the financial statements, the Company has incurred recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1d. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Brightman Almagor Zohar & Co. Brightman Almagor Zohar & Co.
Certified Public Accountants (Isr.) A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, March 13, 2013.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31
		2012	2011
	Note	$ in thousand
Assets

Current assets
Cash and cash equivalents	5	2,613	6,751
Accounts receivable	6	412	238
Total current assets		3,025	6,989

Non-current assets
Restricted bank deposit	14a(1)	266	-
Fixed assets, net	8	11,092	12,505
Intangible assets, net	9	3,110	3,521
Total non-current assets		14,468	16,026

Total assets		17,493	23,015

Liabilities and equity

Current liabilities
Loans from banks and others	11	-	603
Accounts payable and accruals	10	369	630
Total current liabilities		369	1,233

Non-current liabilities
Loans from banks	11	-	102
Options at fair value through profit and loss	7c(3)	-	158
Liability to the Office of the Chief Scientist	14b	418	411
Liability in respect of dismantling and vacating fixed assets	2h	165	133
Total non-current liabilities		583	804

Equity attributable to owners of the Company	15	13,113	17,076
Non-controlling interests		3,428	3,902
Total equity		16,541	20,978

Total liabilities and equity		17,493	23,015

Yitzhak Apeloig Director	Ofer Naveh CFO

Approval date of the financial statements: March 13, 2013.

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31
		2012	2011	2010
	Note	$ in thousand

Revenues	14a (9)	62	63	-

Expenses
Operating expenses and facility maintenance	17	2,952	2,526	2,590
Marketing expenses	18	549	1,200	1,256
Administrative and general expenses	19	1,430	1,759	1,793
Other expenses		-	-	98
Total expenses		4,931	5,485	5,737

Loss from ordinary activities		(4,869)	(5,422)	(5,737)

Financing income	20	428	54	17
Financing expenses	20	(60)	(878)	(1,917)

Total financing expenses, net		368	(824)	(1,900)

Loss for the year		(4,501)	(6,246)	(7,637)

Total comprehensive loss for the period		(4,501)	(6,246)	(7,637)

Loss and total comprehensive loss attributable to:
Owners of the Company		(3,615)	(5,950)	(7,637)
Non-controlling interests		(886)	(296)	-

		(4,501)	(6,246)	(7,637)

Loss per share (in $)
Basic and diluted loss per share	16	(0.016)	(0.029)	(0.041)

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the year ended December 31, 2012
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2012	42,364	21,807	-	(47,095)	17,076	3,902	20,978

Changes during 2012

Share-based payment	-	-	64	-	64	-	64
Issue of ordinary shares	14,521	(14,521)	-	-	-	-	-
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(412)	-	-	(412)	412	-
	14,521	(14,933)	64	-	(348)	412	64

Loss for the year	-	-	-	(3,615)	(3,615)	(886)	(4,501)

Total comprehensive loss for the year	-	-	-	(3,615)	(3,615)	(886)	(4,501)

Balance as of December 31, 2012	56,885	6,874	64	(50,710)	13,113	3,428	16,541

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

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

	For the year ended December 31, 2010
	Share capital	Premium on shares	Receipts on account of options	Capital reserve from transactions with shareholders	Capital reserve in respect of share-based payments and equity component of convertible loans	Accumulated losses	Total
	$ in thousand

Balance as of January 1, 2010	12	35,786	-	161	5,519	(33,508)	7,970

Changes during 2010
Distribution of bonus shares	4,777	(4,777)	-	-	-	-	-
Issuance of shares	117	2,538	173	-	-	-	2,828
Share-based payment	-	-	-	-	518	-	518
Equity component of convertible loans	-	531	-	-	16	-	547
Share-based paymnt in respect of guarantees received from shareholders	-	-	-	-	10	-	10
	4,894	(1,708)	173	-	544	-	3,903

Loss for the year	-	-	-	-	-	(7,637)	(7,637)

Total comprehensive loss for the year	-	-	-	-	-	(7,637)	(7,637)

Balance as of December 31, 2010	4,906	34,078	173	161	6,063	(41,145)	4,236

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended on December 31
	2012	2011	2010
	$ in thousand

Cash flows from operating activity
Loss for the year	(4,501)	(6,246)	(7,637)
Adjustments required to present cash flows from operating activity (Appendix A)	1,233	3,703	4,364

Net cash used in operating activity (*)	(3,268)	(2,543)	(3,273)

Cash flows from investment activity
Increase in restricted bank deposit	(300)	-	-
Investment in fixed assets	(60)	(2)	(2)

Net cash used in investment activity	(360)	(2)	(2)

Cash flows from financing activity
EER Transaction (Note 7d(1))	-	7,977	-
Repayment of bank loans	(510)	(204)	-
Issuance of shares	-	-	3,023
Proceeds from shareholders loans	-	1,466	-

Net cash provided by financing activity	(510)	9,239	3,023

Increase (decrease) in cash and cash equivalents	(4,138)	6,694	(252)

Balance of cash and cash equivalents at the start of the year	6,751	57	309

Balance of cash and cash equivalents at end of the year	2,613	6,751	57

(*) Including cash interest payments in the amount of	19	22	55

(*) Including cash interest receipts in the amount of	36	51	7

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Appendix A – Adjustments required to present the cash flows from operating activity

	For the year ended on December 31
	2012	2011	2010
	$ in thousand

Income and expenses not involving cash flows:

Depreciation and amortization	1,884	1,874	1,906
Increase in liabilities in respect of employee benefits	-	-	15
Interest accrued on loans and others, net	8	706	1,153
Financing income regarding a short term loan	(204)	-	-
Transformation of loan into grant	-	701	391
Loss (profit) arising on financial liabilities at fair value through profit or loss	(158)	(52)	15
Bonus in respect of options to shareholders in connection with the provision of a guarantee	-	432	704
Share-based payments	64	422	518

	1,618	4,083	4,702

Changes in asset and liability items:

Increase in accounts receivable	(124)	(14)	(8)
Decrease in accounts payable and accruals	(261)	(366)	(330)

	(385)	(380)	(338)

	1,233	3,703	4,364

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - GENERAL

a.	R.V.B. Holdings Ltd. (formerly B.V.R Systems (1998) Ltd.) (the "Company") is an Israeli company incorporated in Israel (the Company changed its name on January 12, 2010).

The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.OB.

b.
In July 2011, the Company entered ,among others, into the following agreements, in connection with the purchase of E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") shares by the Company: (i) a share purchase agreement by and among the Company, Greenstone Industries Ltd. ("Greenstone"), S.R Accord Ltd. ("Accord"), Mazal Resources B.V. ("Mazal") and EER (the "EER Share Purchase Agreement"); (ii) an option agreement between the Company and Mazal (the "Option Agreement"); (iii) a shareholders' agreement between the Company and Mazal (the "Shareholders Agreement");  (collectively, the "EER Transaction").

As of the date of these Financial Statements RVB holds 79% of EER's share capital and 99% of EER's voting rights.

For additional information regarding the EER Transaction, see Note 7b.

c.	Description of EER and its operations:

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

In early 2007, EER completed the construction of a facility in Yblin, Israel (containing systems similar to those found in a commercial facility) to make use of the Technology for the treatment of municipal waste (the "Yblin Facility").  The Yblin Facility, according to its permit, can operate only few times a year. At the start of 2008, the Company began depreciating the facility after a successful first year of trial running.

Over the years 2007-2009, several demonstrations were held using the Yblin Facility.

As part of the working plan of EER, the Board of Directors approved an investment of up to US$ 1 million in EER's Yblin Facility. The purpose of the investment is implementing improvements in Yblin Facility which mainly include the replacement of the current processing chamber and preparation of the facility for continuous operation.

NOTE 1 – GENERAL (continued):

d.	The Going Concern Assumption

The Company has incurred recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. At December 31, 2012, the Company had cash and cash equivalents in a total amount of $2,613 thousands. The Company's negative cash flow from operations for the year ended on December 31, 2012 was in a total amount of $3,268 thousands.

The Group does not have sufficient funds to finance its operations and working plan for the upcoming twelve months as they fall due.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue its operations and fund its liabilities is dependent on its ability to secure additional financing and cash flow.

Management is pursuing such additional sources of financing and cash flow to fund its operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The management has concluded that the combination of these circumstances represents a material uncertainty that casts significant doubt upon the company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

e.	Definitions:

The Company	-	R.V.B. Holdings Ltd.
The Group	-	The Company and its Subsidiaries (as defined below)
Subsidiaries	-
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

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Fixed assets (continued):

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

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

i.	Intangible assets except for goodwill (continued):

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

The recoverable amount is measured in relation to the Company’s value, which is derived from investments in the Company’s capital and/or valuations based on economic assessments made by the Company and/or external consultants.

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

(2)	Options to purchase Company shares

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

(3)	Financial liabilities at fair value through profit and loss

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

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

l.	Financial liabilities and equity instruments issued by the Company (continued):

(4)	Other financial liabilities

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

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

p.	Share-based payments (continued):

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

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

t.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the CPI for the last month of the reporting period.

(3)	Data in respect of changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of December 31, 2012	3.733	112.1	111.9
As of December 31, 2011	3.821	110.3	110.3

Rate of change	Change in %
For the year ended December 31, 2012	(2.30)	1.6	1.4
For the year ended December 31, 2011	7.66	2.2	2.5
For the year ended December 31, 2010	(5.99)	2.7	2.3

u.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Rendering of services

Revenue from a contract to provide services is recognised by reference to the stage of completion of the contract.

v.	Accounting treatment of the EER Transaction:

Although in the EER Transaction, mentioned in note 7b below, the Company is the legal purchaser of the rights in EER, the Company had no business activity ("Shell Company") as of the date of the EER transaction and thus does not meet the definition of a Business under IFRS 3, and since the majority of the shareholders of the Company after the completion of transaction (including the completion of the Additional SPA) are former shareholders of EER, this transaction does not meet the definition of a 'Business Combination' under IFRS 3. For accounting purposes the transaction is treated as a capital transaction of EER.

Accordingly, among others, comparative numbers for the year ended December 31, 2010, are based upon the consolidated financial statements of the legal subsidiary, EER for the year ended December 31, 2010.

See also note 7d.

NOTE 3 – NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS):

a.	New and revised IFRS applied with no material effect on the consolidated financial statements:

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after 1 January 2012 that would be expected to have a material impact on the group.

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

(2)
The Group has not applied the following new and revised IFRS that have been issued but are not yet effective. None of these are expected to have a material impact on the consolidated financial statements of the Group:

▪	Amendments to IFRS 7, "Disclosures – Transfers of Financial Assets"; "Offsetting Financial Assets and Financial Liabilities"
▪	IFRS 10, "Consolidated Financial Statements"
▪	IFRS 11, "Joint Arrangements"
▪	IFRS 12, "Disclosure of Interests in Other Entities"
▪	IFRS 13, "Fair Value Measurement"
▪	IAS 32, "Financial Instruments: Presentation"
▪	Amendments to IAS 1, "Presentation of Items of Other Comprehensive Income"
▪	IAS 19 (as revised in 2011), "Employee Benefits"
▪	IAS 27 (as revised in 2011), "Separate Financial Statements"
▪	IAS 28 (as revised in 2011, "Investments in Associates and Joint Ventures"

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

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Accordingly:

(1)
Management continuously reviews the likelihood of recovery of intangible assets (know-how) it has developed, in accordance with the forecasted income from these assets, which is determined based on economic assessments made by the Company and/or external consultants.

(2)
Each annual reporting period, the management reviews the estimated useful life of the Yblin facility it owns. This assessment also takes into account the Company’s estimates regarding the likelihood of renewal of the lease agreements for the land on which the said facility is located, see note 8, an estimate which remained unchanged in 2012.

NOTE 5 – CASH AND CASH EQUIVALENTS

Composed as follows:

	As of December 31
	2 0 1 2	2 0 1 1
	$ in thousand

In Dollars	2,382	6,392
In New Israel Shekels (NIS)	231	359
	2,613	6,751

NOTE 6 – ACCOUNTS RECEIVABLE

Composed as follows:

	As of December 31
	2 0 1 2	2 0 1 1
	$ in thousand

Institutions	79	28
Employees	2	17
Prepaid expenses	141	103
Restricted bank deposit	53	-
Advances to suppliers	137	-
Income receivable	-	90

	412	238

NOTE 7 – SUBSIDIARY

a.	General

As of December 31, 2011 the Company's only subsidiary is EER.

As mentioned in note 7b(1) below, as of January 12, 2012, RVB completed the multi-closing of EER Transaction in which it acquired all of EER shares held by Greenstone and Accord, and the majority of EER shares held by certain other EER shareholders, and holds 79% of EER's share capital (74% on a fully-diluted basis) and 99% of EER's voting rights.

Regarding the accounting treatment of the EER transaction see note 7b below.

b.	The EER Transaction

Below is a description of the EER Transaction, including a summary of the terms and conditions of the EER Share Purchase Agreement, the Option Agreement, the Voting Agreement and the Services Agreement, and the actions that took place at the closing of the EER transaction on August 31, 2011, (the "Closing Date") in connection therewith:

(1)
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

On October 11, 2011 an initial closing of an Additional SPA was completed with certain EER shareholders. At this closing, the Company issued a total of 38,066,489 ordinary shares of the Company in exchange for a total of 3,267,510 EER shares from these certain EER shareholders.

On January 12, 2012, an additional closing of the Additional SPA with other EER shareholders who elected to become parties to the Additional SPA was completed. At this additional closing the Company issued a total of 55,703,870 ordinary shares of the Company, in exchange for 4,781,448 EER shares of these certain EER shareholders.

(2)
In addition, pursuant to the EER Share Purchase Agreement, the Company was provided with the opportunity, before the lapse of 24 months following the Closing Date, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$ 8,000,000 by purchasing EER ordinary shares at a price per share of US$ 2.5. Since the closing date and until December 31, 2012 the Company has made an investment in a total amount of approximately $5 million. Subsequent to the financial statements date the Company has invested in EER's share capital an additional amount of approximately $0.6 million ;

NOTE 7 – SUBSIDIARY (continued)

b.	The EER Transaction (continued)

(3)
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

The terms and conditions of the Option Agreement shall apply, where applicable, to 150,000 options to purchase EER shares, which EER granted to EER's former CEO, on June 2011;

(4)
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

(5)
Pursuant to the Management Agreement, Greenstone will provide the Company with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and in addition, 10,050,190 options to purchase ordinary shares of the Company, with an exercise price of US$ 0.2145 per share (adjusted for future dividends), which shall become vested and exercisable in accordance with the Vesting Schedule (see note 15d(2) below). The parameters used in the calculation of the fair value of the options are a share price of $0.09, an exercise price of US$0.2145 per share, the expected volatility of companies operating in this field - 32%, the life of the option – 5 years and a risk-free interest of 1%; The fair value of these options is immaterial. During the reported period Greenstone noticed the Company that it waives the total consideration of the management fees valid from September 1, 2012.

c.	Additional information regarding EER

(1)
As mentioned above, at the closing date of the SPA, and as one of its closing conditions, all of EER's debts to its shareholders in a total amount of approximately $13 million have been converted into shares of EER (this amount includes a repayment by Greenstone of EER's debt of approximately US$2.25 million to the Union Bank of Israel Ltd.).

(2)	The Board of Directors of EER approved, on several different dates, allotments of options to shareholders, employees and officers of EER (in this note – “the options”).

As of the date of these financial statements there are options (part of which can be exercised immediately and part of which over vesting periods) that were allotted to employees, officers and others, which confer approximately 6% (including options granted to U-Trend as described in note 7c(3) below) of the fully-diluted share capital of EER.

NOTE 7 – SUBSIDIARY (continued)

c.	Additional information regarding EER (continued)

(3)	On July 22, 2010 an agreement was signed between EER and U-Trend (hereinafter – "the investment agreement" and "U-Trend", respectively).

According to the investment agreement U-Trend invested in EER a total of NIS 4 million (approximately $1.1 million) against the allotment of 400,000 shares of EER and 800,000 non-marketable options (each option shall be exercisable until July 31, 2014 to one share of EER for an exercise price of NIS 12.5, unlinked).

As of December 31, 2012 and 2011 the fair value of the option is $0 and approximately $158 thousand, respectively.

d.	Assets and liabilities recognised at the date of the EER transaction

(1)	As described in note 2v above, for accounting purposes the EER transaction is treated as a capital transaction of EER.

Following are the assets and liabilities of the Company recognised at the date of the EER transaction:

August 31,2011
$ in thousand

Current assets
Cash and cash equivalents	7,977
Trade and other receivables	141

Current liabilities
Short term loan	(192)
Accounts payable and accruals	(190)
7,736

(2)	The non-controlling interest (21.7% ownership interest in EER at the closing date) recognised was $ 4,117 thousand.

NOTE 8  – FIXED ASSETS

Composition and changes:

	Furniture &	Yblin
	equipment	Facility (*)	Total
	$ in thousand
Cost
As of January 1, 2012	200	18,979	19,179
Changes in the accounting year -
Additions	12	48	60
As of December 31, 2012	212	19,027	19,239

As of January 1, 2011	198	18,979	19,177
Changes in the accounting year -
Additions	2	-	2
As of December 31, 2011	200	18,979	19,179

Accumulated depreciation
As of January 1, 2012	174	6,500	6,674
Changes in the accounting year -
Additions	5	1,468	1,473
As of December 31, 2012	179	7,968	8,147

As of January 1, 2011	171	5,039	5,210
Changes in the accounting year -
Additions	3	1,461	1,464
As of December 31, 2011	174	6,500	6,674

Depreciated cost:
As of December 31, 2012	33	11,059	11,092

As of December 31, 2011	26	12,479	12,505

The cost as of December 31, 2012 and 2011 includes:
Capitalized expenses	-	2,348	2,348
Offset of a grant from the Chief Scientist of:	-	271	271

(*)	As of January 1, 2008 and after completing the year of trial running of the Yblin facility for the treatment of solid waste ("the facility"), EER began depreciating the facility as stated in Note 2h.

NOTE 9 –INTANGIBLE ASSETS

a.	Composition and changes:

Know-how for
The Implement of
waste treatment
technology
$ in thousand
Cost
As of January 1, 2012	5,164
Changes in the accounting year -
Additions	-
As of December 31, 2012	5,164

As of January 1, 2011	5,164
Changes in the accounting year -
Additions	-
As of December 31, 2011	5,164

Accumulated depreciation
As of January 1, 2012	1,643
Changes in the accounting year -
Additions	411
As of December 31, 2012	2,054

As of January 1, 2011	1,233
Changes in the accounting year -
Additions	410
As of December 31, 2011	1,643

Depreciated cost as of December 31, 2012	3,110

Depreciated cost as of December 31, 2011	3,521

b.	The depreciation of intangible assets is presented in the statement of comprehensive income under administrative and general expenses.

NOTE 9 –INTANGIBLE ASSETS (continued):

c.	Material intangible assets:

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

The Company has numerous patents in respect of the said know-how.

d.	Additional information:

For additional information, including the review of impairment of other intangible assets, see notes 2i and 2k.

For information on liens see note 23.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUALS:

Composed as follows:

	As of December 31
	2 0 1 2	2 0 1 1
	$ in thousand

Institutions, net	-	334
Trade payables (*) (mainly in NIS)	114	70
Accrued expenses	100	76
Employees and institutions in respect of payroll (**)	146	102
Related parties	9	48
	369	630

(*) The average credit period provided by suppliers is Net 30, in respect of which the Groupdoes not pay interest. The Group usually pays its suppliers within the credit period.

(**) See also note 12.

 NOTE 11 – LOANS FROM BANKS AND OTHERS

Composition of financial liabilities measured at amortized cost:

	Current liabilities		Non-current liabilities		Total
	As of December 31		As of December 31		As of December 31
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	$ in thousand

Banks loans (1)	-	408	-	102	-	510

Other loan (2)	-	195	-	-	-	195

Total financial liabilities measured at amortized cost	-	603	-	102	-	705

(1)	See note 14a (2).

(2)
A loan in the amount of $120 thousand (principal) which its maturity date was on October 2005. According to the management assessment based, among others, the time elapsed from the maturity date, the Company wrote-off the balance of this loan during the reported period.

NOTE 12 – EMPLOYEE BENEFITS

a.	Composed as follows:

	As of December 31
	2 0 1 2	2 0 1 1
	$ in thousand
Short-term employee benefits:
Payroll, wages and social benefits	110	79
Short-term vacation	36	23
	146	102

b.	Post-employment benefits:

(1)	Defined contribution plan:

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

NOTE 12 – EMPLOYEE BENEFITS (continued)

b.	Post-employment benefits (continued):

(1)	Defined contribution plan (continued):

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

An employee is entitled, with the consent of the Company, to use the vacation days and accumulate up to 60 vacation days.

An employee terminating his employment before using his accumulated vacation leave is entitled to payment in respect of the balance of vacation leave.

NOTE 13 – INCOME TAX

a.	Amendments to the Income Tax Ordinance

(1)
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

(2)
On September 26, 2011 the Israeli social-economic reform committee headed by Professor Manuel Trachtenberg published its recommendations. On December 6, 2011, following the tax reform recommendations of the Trachtenberg Committee, the Knesset passed several changes to the Income Tax Ordinance regarding the reduction of tax burden (Legislative Amendments).

The main features of the new law regarding corporate income tax are as follows:

1.	The planned gradual reduction of personal income tax rates and corporate income tax rates from 2012 is abolished.
2.	The corporate income tax rate is increased to 25% in 2012.
3.	The capital gains tax rates and betterment tax rate are increased to 25% in 2012.

NOTE 13 – INCOME TAX (continued)

b.	The Company and EER received final tax assessments (including assessments considered as final) through to the tax year 2007.

c.	The Company has carried forward tax losses in the amount of approximately NIS 115 million (approximately $31 million).

EER has carried forward tax losses in the amount of approximately NIS 200 million (approximately $54 million).

d.
In view of the losses for tax purposes and since the Company and EER does not anticipate any taxable income in the foreseeable future, the Company and EER have not recorded deferred tax assets in respect of carry forward losses.

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES

a.	Commitments:

(1)	Lease agreements

a.
In July 2012, EER entered into a new lease agreement with Naser Recycling Ltd. ("Naser"), with respect to the ground on which the Yblin Facility is located (the "Lease Agreement") for a period of five years (the "Lease Period") and EER has an option to extend the term of the rent for an additional five years (the "Option period"). The monthly rent for the first 18 months of the Lease Period is NIS 40 thousands (approximately $10 thousands) and NIS 45 thousands (approximately $11 thousands) for the remaining Lease Period. The monthly rent for the Option Period will be NIS 50 thousands (approximately $13 thousands). All the amounts mentioned above are linked to the CPI and do not include VAT. The payment of the rent will be paid for each year of lease in advance.

In addition to the rent fees and if the Yblin plant becomes a commercial plant, Naser will be entitled to receive certain payments from profits generated by the plant and/or from proceeds of the sale of the plant, as set forth in the Lease Agreement.

Pursuant to the terms of the Lease Agreement, the Yblin Facility is the property of EER, and EER is responsible for disassembling the Yblin Facility and removing it from the property at the end of rental period.

It was further agreed that to secure EER's commitments pursuant to the Lease Agreement, EER gave Naser a bank guarantee in the amount of $250 thousand.

b.
In November 2011, EER entered into a rent agreement for its offices in Rosh Ha'ayin (replacing its previous offices) for a period of 7 years, including option periods, untill November 14, 2018.  The annual rent and maintenance fees are in the amount of NIS 150,000 (approximately $40 thousand) linked to the CPI and an increase of 4% per year from the third year forward.

Until November 2011 EER rented offices in Ramat-Gan and paid annual rent and maintenance fees in the amount of NIS 250 thousands linked to the CPI (approximately $70 thousands).

NOTE 14– COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(2)	Debt agreement with Bank Leumi

On March 15, 2011, EER signed an agreement with Bank Leumi Le-Israel B.M. ("The Bank"), which regulates the repayment of certain debts and obligations of EER to the bank in the amount of $2.3 million in connection with loans provided to it and to which the guarantors have guaranteed their repayment (“the debt agreement”).

As part of the debt agreement, the guarantors paid the bank a total sum of approximately $1.4 million.

The loan in an amount of approximately $0.7 million was in dollars and was provided for a period of 24 months. The interest rate on the loan was LIBOR + 2.85% per annum. The loan principal was repayable in quarterly payments which the last payment was paid on December, 2012.

(3)	The Kurchatov Institute Agreement

On June 6, 2000, EER entered into an agreement with the Kurchatov Institute, which was amended on February 12, 2002 (the “Kurchatov Agreement”). Under the terms of the Kurchatov Agreement, Kurchatov Institute assigned and transferred to EER all then present and future intellectual property rights and know-how related to the Yblin Facility (which was designed, manufactured and constructed for EER by Kurchatov Institute's subsidiary under a separate agreement) and to the Additional Projects (as defined below) (collectively, the "IP Rights"). According to the Kurchatov Agreement, EER shall cover all the expenses related to the assigning, registration and recordation of the IP Rights.

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

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(4)	The SNC Agreement

On September 15, 2010, EER entered into a memorandum of understanding (the “SNC MOU”) with SNC-Lavalin Engineers & Constructors Inc. (“SLE&C”) which, to the best of EER’s knowledge, is a private company and a subsidiary of SNC-Lavalin Group Inc., a company whose shares are listed for trade on the Toronto Stock Exchange, Canada (“SNCL-G”), and who are among the leading engineering and construction corporations in the world. The SNC MOU establishes methods of cooperation between EER and SLE&C in respect to projects aimed at exploiting PGM Technology. The SNC MOU has been terminated automatically on December 31, 2012.

(5)	Management service agreements

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

Following the completion of the EER Transaction, this management agreement was assigned by Leader to Greenstone.

b.	Regarding the management service agreement between the Company and Greenstone see note 7b(5) above.

(6)	D&O insurance

On March 23, 2012, the Company obtained directors’ and officers’ liability insurance for its officers and directors (“D&O insurance policy”) with coverage in an aggregate amount of $5 million until March 23, 2013 for a total premium of $ 28,000. This D&O insurance policy was reviewed and approved by the Company’s audit committee and the Board of Directors and was subject to the approval of the Company’s shareholder’s. At the 2012 Annual General Meeting of the shareholders of the Company, held on May 7, 2012, the D&O insurance policy was approved and ratified by the Company's shareholders.

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(6)	D&O insurance (continued)

On September 10, 2012, the Company’s audit committee and Board of Directors approved an amendment to the D&O insurance policy. Pursuant to this amendment, the insurance coverage will be increased from an aggregate amount of $5 million to an aggregate amount of $7.5 million (for the remaining of the policy tenure, until March 23, 2013), the premium will be increased by approximately $8 thousands (on an annual basis) to an aggregate amount of approximately $36 thousands, and the insurance coverage shall be extended to cover events related to EER, the Company’s subsidiary, for the period prior to the acquisition of EER shares by the Company. At the General Meeting of the shareholders of the Company, held on November 21, 2012 the amendment of the D&O insurance policy was approved and ratified by the Company's shareholders.

(7)	The LOI with Approved Storage & Waste Hauling Inc.

On January 25, 2011, EER entered into a letter of intent with Approved Storage & Waste Hauling Inc. ("ASWH" and the "ASWH LOI"), relating to the formation of a joint venture for an initial pilot project (the "Pilot Project"). According to the ASWH LOI, the Pilot Project will process Regulated Medical Waste in an initial capacity of 15-30 short tons per day. According to its terms, the ASWH LOI has terminated on December 31, 2012.

(8)	Framework Agreement

On May 31, 2012, EER entered into an agreement with a third party located in the U.S. (the "US Company"), for the initial planning and the supply of EER's technology of Plasma-Gasification-Melting Waste-To-Energy (the “Framework Agreement") in plants (the “Facilities”) located in five states in the U.S. and such other territories as may be agreed between EER and the US Company ("Territories"). The Framework Agreement replaces a previously signed letter of intent from March 2011, which is considered null and void.

Under the terms of the Framework Agreement, EER shall produce (directly or with a designated engineering company) a Preliminary Engineering Design Study for a Facility in one of the five states (the “Study” and the "First Project”, respectively), the cost of which shall not exceed US$2.6 million and shall be borne and paid by the US Company, and the parties shall cooperate in advancing the First Project as a municipal solid waste project.

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(8)	Framework Agreement (continued)

The US Company shall be responsible for obtaining and maintaining all requisite permits, approvals and licenses from any relevant authority in order to establish and operate the First Project and any additional Facility and to provide any technical and financial data required in connection therewith. The US Company will use its best commercial efforts to obtain and secure agreements in principal for providing financing to the First Project (the amount of financing required for the First Project is currently estimated at US$ 215 million), enter into lease/purchase agreements for the real estate on which the First Project will be erected, prepare and file all relevant requests and enter into Waste Contracts, Power Takeoff Agreements and an Interconnection Agreement.

The Framework Agreement provides that the US Company and EER will enter into a purchase agreement for the PGM Processing Chamber for the First Project. As the final price of the PGM Processing Chamber for the First Project will only be determined following the detailed planning phase, the parties agreed that in case it varies considerably from the estimated price, the parties shall mutually assess the financial impact on the First Project.

The US Company and EER will also enter into a royalty bearing license agreement for the use of the PGM Technology in the First Project and shall further enter into a services agreement. The royalty rate shall equal 2% - 3.25% of the revenues generated from tipping fees and certain electricity sales of the First Project.

In addition, the US Company shall pay to EER a development services fee for each Facility. The development services fee for the First Project will be in an amount not exceeding $ 5.4 million (representing 4% of the First Project equipment and civil works cost estimate).

Under the Framework Agreement, each of EER and the US Company has granted the other certain exclusivity rights (subject to some exceptions) with respect to the Territories.

In addition, EER has agreed to invest $400,000  in the US Company, in consideration of equity in the US Company, which shall constitute 1.9% of the US Company's fully-diluted capital. The first tranche was transferred to the US Company but was subsequently returned to EER, since the investment round did not materialize. Since then, and due, inter alia, to the time which has passed, EER has decided to go ahead and modify its plant in Yblin Israel at a large expense, and therefore EER notified the US Company that it will not make the equity investments in the US Company.

(9)
During December 2011 EER entered into an agreement with a company from the Czech Republic regarding a feasibility study work to be performed by EER with regard to the design, engineering, construction and operation of a hazardous waste treatment facility at an estimated cost of approximately $ 25 million.

In consideration for the performance of the study work, EER was entitled to a total sum of US $125,000. A down payment of US $ 63,000 received in December 2011 and was recorded as revenue in 2011.

An additional payment of US $ 62,000 was received and recorded as revenue during the reported period.

NOTE 14 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

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

In August 2010 EER paid royalties of NIS 169 thousands to the office of the Chief Scientist.

In February 2012 and January 2013 EER paid additional royalties of NIS 17 thousands to the office of the Chief Scientist.

See also note 2n.

NOTE 15 - SHAREHOLDERS' EQUITY

a.	The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.OB.

b.
	Issued and Outstanding
	December 31
	2012	2011
	Number of shares
Balance as of January 1	177,021,917	118,900,535
Issuance of shares (*)	55,703,870	58,121,382

Balance as of December 31	232,725,787	177,021,917

Ordinary shares of NIS 1.00 par value each

(*) See also note 1c.

The authorized ordinary shares of the Company as of December 31, 2012 and 2011 was 400,000,000 shares with a value of NIS 1.00 per share.

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at general meetings of the Company.

c.	Treasury stock

In January 2011 the Company purchased 1,040,000 shares of the Company from its former employees.

The rights attached to these Company shares are suspended until their re-issuance (dormant shares).

NOTE 15 - SHAREHOLDERS' EQUITY (continued)

d.	Share-based compensation

1.
In 2009, the Company granted a third party, an option to purchase 3,000,000 Ordinary Shares of the Company, at an exercise price per share of $0.18, exercisable for a period of five years. As of December 31, 2012, this option is still outstanding.

2.
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

On January 2012, following the approval of the Company's audit committee and board of directors, the Company granted to seven of its and its affiliates employees options to purchase 25,793,156 ordinary shares of the Company with an exercise price of US$ 0.2145 per share (adjusted for future dividend), (including 10,000,000 options to the Company's CEO), according to the 2011 plan.  On November 2012 the Company granted to additional three of its affiliate employees options to purchase 1,148,593 ordinary shares of the Company, according to the 2011 plan.

3.
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

4.	Regarding options granted to Greenstone pursuant to the Management Agreement see note 7b (5) above.

5.	Regarding options granted to Mazal pursuant to the Option Agreement see note 7b (3) above.

NOTE 16 – LOSS PER ORDINARY SHARE

The following table summarizes information related to the computation of basic and diluted loss per Ordinary Share for the years indicated:

	Year ended December 31,
	2012	2011	2010
	$ thousands
Loss attributable to Ordinary Shares	(3,615)	(5,950)	(7,637)

	Shares (thousands)
Weighted average number of Ordinary Shares used in
basic and diluted loss per Ordinary Share calculation (*)	231,686	204,861	187,507

	$

Basic and diluted loss per Ordinary Share	(0.016)	(0.029)	(0.041)

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

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share:

•	Options granted to Greenstone pursuant to the Management Agreement see note 7b (5) above.

•	Options granted to Mazal pursuant to the Option Agreement see note 7b (3) above.

•	Additional options see note 15d above.

NOTE 17 – OPERATING EXPENSES AND FACILITY MAINTENANCE:

Composed as follows:

	For the year ended December 31
	2012	2011	2010
	$ in thousand

Payroll and related expenses	745	671	648
Share-based payment	-	-	19
Car maintenance	67	68	86
Professional services	110	29	149
Maintenance of the facility's site	554	285	186
Depreciation and amortization (*)	1,472	1,464	1,495
Other	4	9	7
Total operating and facility maintenance results	2,952	2,526	2,590

(*) See also notes 8 and 9 regarding the depreciation of the Yblin facility and know-how.

NOTE 18 – MARKETING EXPENSES AND BUSINESS DEVELOPMENT:

Composed as follows:

	For the year ended December 31
	2012	2011	2010
	$ in thousand

Payroll and related expenses	244	109	121
Share-based payment	32	211	245
Loan which became a grant	-	351	196
Management fees (see note 22)	-	101	132
Car maintenance	3	1	3
Professional services	198	340	471
Overseas travel	69	84	61
Advertising	3	3	27
Total marketing expenses	549	1,200	1,256

NOTE 19 – ADMINISTRATIVE AND GENERAL EXPENSES:

Composed as follows:

	For the year ended December 31
	2012	2011	2010
	$ in thousand

Payroll and related expenses	175	85	110
Share-based payment	32	211	254
Loan which became a grant	-	351	196
Management fees (see note 22)	132	240	209
Car maintenance	35	12	25
Professional services	353	252	248
Office maintenance	146	150	233
Depreciation and amortization	411	410	411
Taxes (*)	31	47	2
Other	115	1	105
Total administrative and general expenses	1,430	1,759	1,793

(*) See also note 13.

NOTE 20 – FINANCING INCOME (EXPENSES), NET:

Composed as follows:

	For the year ended December 31
	2012	2011	2010
	$ in thousand
Financing expenses
Long-term loans	-	(83)	(98)
Short-term loans	(13)	(795)	(1,759)
Others	(47)	-	(60)
	(60)	(878)	(1,917)
Financing income
Long-term loans	-	3	11
Short-term loan (see note 11)	204	-	-
Options at fair value through profit and loss (note 7c(3))	158	-	-
Short-term deposits	66	51	6
	428	54	17
	368	(824)	(1,900)

NOTE 21 – FINANCIAL INSTRUMENTS:

a.	Capital management policy

The Company's capital structure consists of debt, which includes the loans described in note 11, credit from banks and other credit providers and the shareholders' equity, which includes issued share capital, capital reserve and retained earnings as described in the statement of changes in equity.

b.	The main accounting policies

Details on the main accounting policies and the adopted accounting methods, including the terms for recognition, the measurement basis and the basis for recognizing revenue and expenses in connection with each group of financial assets, financial liabilities and capital instruments, are set forth in note 2.

c.	Groups of financial instruments:

	As of December 31
	2 0 1 2	2 0 1 1
	$ in thousand
Financial assets
Loans and receivables (including cash and cash equivalents)	3,150	6,886

Financial liabilities
Financial liabilities measured at amortized cost	952	1,879

Financial liabilities at fair value through profit and loss	-	158

NOTE 21 – FINANCIAL INSTRUMENTS (continued):

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

During 2012 there was no change in the Company’s exposure to currency risk or in the way the Group manages or measures the risk.

The carrying values of financial assets and liabilities in foreign currency are set forth in notes 5, 6, 10, and 14b.

f.	Interest rate risk:

The Group is exposed to an interest rate risk since Group companies extend and take loans at floating interest rates.

The Group's exposure to interest rates on financial assets and liabilities are described in the section on liquidity risk management which is set forth below.

During 2011 there was a material change in the Group’s exposure to interest rate risk as a result of the conversion of EER's shareholders loans as mentioned above. As at December 31, 2012 the Group has no loans from banks and/or others.

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

NOTE 22 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

a.	Transactions with interested parties and related parties:

(1)
On January 2012, the board of directors of the Company approved the appointment of Mr. Ofer Sandelson as the Company's Chief Executive Officer (CEO) as of January 8, 2012. On November 18, 2012, Mr. Ofer Sandelson has notified the Company that he has decided to terminate his employment with the Company and with its subsidiary company EER. In accordance with Mr. Sandelson employment agreement with the Company and EER, he terminated his employment upon three months prior notice (during February 2013). Regarding options granted to Mr. Sandelson see note 15 above.

(2)
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

Since September 1, 2011 Greenstone is entitled to the management fees from EER.

(3)	Regarding the Management Agreement between the Company and Greenstone including options granted to Greenstone, see note 7b (5).

(4)	Regarding options granted to director's of the Company see note 15d(4).

b.	The amounts recorded in respect of transactions with interested parties and related parties are presented below:

	For the year ended December 31
	2012	2011	2010
	$ in thousand
Management fees to EER's former CEO
(excluding share-based payment)	-	232	264

Loan to EER's former CEO which became a grant	-	702	392

Payroll and related expenses - CEO	244	-	-

Management fees to Accord/ Leader	-	54	77

Management fees to Greenstone	132	55	-

Share-based payment	7	422	444

Financing expenses	-	959	1,562

Financing income	158	3	11

NOTE 22 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (continued):

c.	Balances with interested parties and related parties:

	As of December 31
	2 01 2	2 01 1
	$ in thousand

Accounts payable and accruals (see note 11)	9	48

d.	For additional information, see also notes 7 and 14.

e.	Remuneration of key executives:

	For the year ended December 31
	2 0 1 2	2 0 1 1	2 0 1 0
	$ in thousand

Short-term benefits	244	530	697
Share-based payment	7	422	485
	251	952	1,182

NOTE 23 – LIENS AND COLLATERAL

As for a bank guarantee given by EER to secure its commitments pursuant to the lease agreement see note 14a(1).