Form 20-F
period 2013-12-31
R.V.B. Holdings Ltd
filed 2014-04-28
CIK 1064411

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 232,725,787 Ordinary Shares, par value NIS 1.00 per share, as of December 31, 2013 (not taking into account 1,040,000 dormant shares of the Registrant which are held by the Registrant).

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

Yes ☐   No ☒

INTRODUCTION

R.V.B. Holdings Ltd. (“RVB”) (formerly B.V.R. Systems (1998) Ltd.), is an Israeli company that was formed in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. RVB (then, BVR) commenced operations as an independent company effective as of January 1, 1998. In November 2009, RVB sold substantially all of its assets and liabilities, including the brand name “B.V.R.”, to Elbit Systems Ltd. (“Elbit”) and, subsequent to the sale, in January 2010 changed its name to R.V.B. Holdings Ltd. RVB was controlled by Mr. Aviv Tzidon until March 2010, when Greenstone Industries Ltd. (“Greenstone”), purchased from A.O. Tzidon (1999) Ltd. and Aviv Tzidon the control of RVB as of that date. As of January 12, 2012, RVB completed the multi-closing transaction in which it acquired all of E.E.R. Environmental Energy Resources (Israel) Ltd.'s (“EER”) shares held by Greenstone and by S.R. Accord Ltd., and the majority of EER shares held by certain other EER shareholders, and, as of the date of this annual report, holds approximately 80% of EER's share capital (approximately 75% on a fully-diluted basis) and approximately 99% of EER's voting rights (as a result of the Voting Agreement as described below).

The following is the annual report on Form 20-F for the fiscal year ended December 31, 2013, of R.V.B. Holdings Ltd. The terms “we”, “us”, “our”, “the Company” and “RVB”, as used in this annual report, mean R.V.B. Holdings Ltd.  unless otherwise indicated.

All references herein to “dollars” or “US$” are to United States Dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

On August 31, 2011, we completed the EER Transaction (as defined below) following which EER became our subsidiary. RVB had no business activity prior to the EER Transaction and thus does not meet the definition of a “Business” under IFRS 3. In addition, the majority of the shareholders of RVB following the completion of the EER Transaction were former EER shareholders. Therefore, the EER Transaction did not meet the definition of a “Business Combination” under IFRS 3. Thus, although RVB is the legal acquirer, for accounting purposes the EER Transaction was treated as a capital transaction of EER.  See also Note 2v to RVB's financial statements for the year ended December 31, 2013, starting on page F-1 of this annual report. The Company has incurred recurring losses and negative cash flows from operations, and the board of directors of the Company decided to cease EER's operations and to act in order to dismantle the demonstration facility located near the village of Y'bllin, in Northern Israel (the “Y'bllin Facility”) owned by EER and also to implement a significant cost reduction plan in the Group. Therefore, the board of directors and management of the company concluded that the Company is not a going concern. The Financial statements are prepared in accordance with IFRS as issued by the IASB with appropriate adjustments to reflect the fact that the Company is not a going concern.

FORWARD LOOKING STATEMENTS

In addition to historical information, this annual report contains forward-looking statements. Some of the statements discussed in “Item 3.D. Risk Factors” and elsewhere in this report contain forward-looking statements. Statements that use the terms “believe”, “anticipate”, “expect”, “plan”, “intend”, “estimate”, “project” and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections with respect to, among others, the financial conditions and business results of EER and RVB. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report under “Item 3.D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

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

The selected data presented below under the captions “Statement of Operations Data,” and “Statements of Financial Position Data” as of and for each of the years in the five-year period ended December 31, 2013, are derived from the audited consolidated financial statements of the Company and of EER. The consolidated financial statements as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements and the related notes. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by The International Accounting Standards Board (IFRS).

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

For additional information, see “Item 7.B. Related Party Transactions – The EER Transaction” in this annual report.

	Year ended December 31
	2013	2012	2011	2010	2009
Statement of Operations Data:	(US$ in thousands)

Revenues	-	62	63	-	-

Expenses
Operating expenses and facility maintenance	2,068	2,952	2,526	2,590	2,962
Marketing expenses	251	549	1,200	1,256	1,251
Administrative and general expenses	956	1,430	1,759	1,793	1,910
Other expenses	12,415		-	98	-
Total expenses	15,690	4,931	5,485	5,737	6,123

Loss from ordinary activities	(15,690)	(4,869)	(5,422)	(5,737)	(6,123)

Financing income	42	428	54	17	29
Financing expenses	(47)	(60)	(878)	(1,917)	(1,213)

Total financing expenses, net	(5)	368	(824)	(1,900)	(1,184)

Loss for the year	(15,695)	(4,501)	(6,246)	(7,637)	(7,307)

Loss attributable to:
Owners of the Company	(12,583)	(3,615)	(5,950)	(7,637)	(7,307)
Non-controlling interests	(3,112)	(886)	(296)	-	-

	(15,695)	(4,501)	(6,246)	(7,637)	(7,307)

Basic and diluted loss per Ordinary Share (in US$)	(0.054)	(0.016)	(0.029)	(0.041)	(0.041)

Weighted average number of Ordinary Shares used in basic and diluted loss per
Ordinary Share calculation (*)	231,686	231,686	204,861	187,507	179,561

(*) The number of ordinary shares as of the periods before the completion of the EER Transaction were adjusted according to the exchange ratio (11.65 shares of the Company for each share of EER) applied in the EER Transaction.

	Year ended December 31,
	2013	2012	2011	2010	2009
	(US$ in thousands)
Consolidated statement of position:
Cash and cash equivalents	102	2,613	6,751	57	309
Fixed assets, net	1,642	11,092	12,505	13,967	15,557
Intangible assets, net	-	3,110	3,521	3,931	4,342
Total assets	2,127	17,493	23,015	18,695	21,863
Banks credits and loans	-	-	603	4,529	4,313
Shareholders loans and convertible	-	-	-	8,579	8,265
Equity attributable to owners of the Company	329	13,113	17,076	4,236	7,970
Non-controlling interests	529	3,428	3,902	-	-
Total equity	858	16,541	20,978	4,236	7,970

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

Risks Related to our Business

We do not have sufficient funds to finance our operations and decided to cease our EER operations.

We have incurred recurring losses and negative cash flows from operations throughout the years. We incurred net losses of approximately US$ 15,695 thousands in 2013, approximately US$4,501 thousand in 2012 and approximately US$6,246 thousand in 2011. Since we did not have sufficient funds to finance our operations and working plan, our board of directors has decided to cease the operation of the Y'bllin Facility owned by EER and to implement a significant cost reduction plan in the Company and in EER. Following the aforementioned decision, on October 31, 2013, our board of directors decided to act to dismantle the Y'bllin Facility and to sell the systems and equipment. Therefore, our board of directors and management has concluded that the Company is not a going concern.

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

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law

We are incorporated under Israeli law. The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association (“Articles of Association”) and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 10.B. Additional Information – Memorandum and Articles of Association”

Risks Relating to EER

We may not be able to succeed in our efforts to market and/or to sell the know-how and technology of EER

Pursuant to the resolution of our board of directors to cease the operation of and dismantle the Y'bllin Facility, we intend to continue with our efforts to market and/or to sell the know-how and technology of EER.  There are no assurances, however, that our efforts will be successful. In addition, EER has ceased paying the annual fees required in order to maintain the validity of its patents and therefore certain of its patents are no longer considered EER intellectual property.

 EER has received grants from the Office of the Chief Scientist in Israel, and it is therefore obligated to pay certain royalties to the Israeli government from sales of its products, and it is bound by the provisions of the Israeli Research and Development Law

EER has received grants from the government of Israel through the Office of the Chief Scientist of the Ministry Economy (formerly the Ministry of Industry, Trade and Labor), or the Office of the Chief Scientist, for the financing of a portion of its research and development expenditures in Israel, pursuant to the Encouragement of Industrial Research and Development Law, 1984, or the R&D Law. Under the R&D Law, royalties on the revenues derived from sales of products (and related services) developed (all or in part) according to, or as a result of, the Office of the Chief Scientist funded plans are payable to the Israeli government, at annual rates which are determined under the Encouragement of Industrial Research and Development Regulations (Rate of Royalties and Rules for the Payment thereof), 1996, or the R&D Regulations, up to the aggregate amount of the grants received by the Office of the Chief Scientist, plus annual interest (as defined in the R&D Regulations). Any intellectual property developed using the Office of the Chief Scientist funds must be wholly owned by the Israeli company which received such funds. The R&D Law restricts the ability to transfer abroad know-how funded by the Office of the Chief Scientist. Transfer of such know-how to a foreign entity requires prior approval from the Office of the Chief Scientist, and is subject to payment of a redemption fee to the Office of the Chief Scientist calculated according to formulas provided under the R&D Law. As of the date of this annual report, EER has received a total of NIS 1.7 million (approximately US$0.5 million), out which amount, it has paid only the principal amount of NIS 0.2 million (approximately US$0.06 million) in royalties.

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

We were incorporated as an Israeli corporation under the name B.V.R. Systems (1998) Ltd. (“BVR”), in January 1998 to receive all of the assets and liabilities of the defense-related business of BVR Technologies Ltd., or BVR-T, in accordance with the terms of a reorganization plan. The reorganization plan was consummated, and BVR commenced operations as of January 1, 1998. In January 2010, we changed our name to R.V.B. Holdings Ltd. Our corporate governance complies with the Israeli Companies Law, 1999, as amended (the “Companies Law”).

On July 19, 2009, we entered into an asset purchase agreement with Elbit Systems Ltd., or Elbit, whereby Elbit acquired substantially all of our assets and business for cash consideration of approximately US$34 million and assumed substantially all of our business related liabilities (the “Elbit Transaction”). The sale of our business to Elbit was completed on November 19, 2009.  For more information related to the Elbit Transaction see “Item 10.C. Material Contracts”, below.

On March 24, 2010, Greenstone exercised its option to purchase from Aviv Tzidon and A.O. Tzidon (1999) Ltd., a company wholly owned by Aviv Tzidon (collectively: “Tzidon”), the control of the Company. As part of the closing of the option exercised by Greenstone, A.O. Tzidon (1999) Ltd. purchased from HSN General Managers Holdings Limited Partnership (“HSN”) all of its holdings in the Company, namely 20,000,000 of our Ordinary Shares, which constitute part of the shares sold by Tzidon to Greenstone, at a price per share of US$0.215 and an aggregate consideration of US$4,300,000, pursuant to a share purchase agreement between HSN and Tzidon, dated February 6, 2011. On March 15, 2011, pursuant to an agreement entered into by and among Greenstone and Tzidon on December 12, 2010 and the option awarded to Greenstone to purchase up to 65% but not less than 50.14% of our issued share capital as of that date, Tzidon sold to Greenstone: (i) 76,680,848  of our ordinary shares, constituting 65% of our issued and outstanding share capital as of that date (not taking into account 1,040,000 of our dormant shares); and (ii) 1,800,000 options exercisable into 1,800,000 of our ordinary shares (such option expired in November 2011).

On August 22, 2011, our shareholders approved the EER Transaction (following an approval by our audit committee and board of directors), together with a form of additional share purchase agreement, to be entered into between RVB and certain EER shareholders who elect to join the EER Transaction and sell their holdings in EER to RVB, in exchange for RVB shares (the “Additional SPA”). As of January 12, 2012, we completed the multi closings of the EER Transaction and purchased 7,996,210 EER shares from S.R. Accord Ltd. and Greenstone, our controlling shareholder at that date and 8,048,958 EER shares from other EER shareholders and issued a total of 113,825,252 RVB shares. Following such closings, there is one shareholder who holds 200,000 shares of EER (constitutes approximately 1% of EER share capital) other than the Company and Mazal (which is party to the Option Agreement with the Company). For information regarding the EER Transaction and the Additional SPA, see “Item 7.B. Related Party Transactions – The EER Transaction” in this annual report.

In July 2013, our board of directors resolved to cease operation of the Y'bllin Facility and to implement a significant cutback in the personnel of our company and its subsidiary, EER. We intend to continue with our efforts to market the technology of EER and/or to raise external financing and/or enter into collaboration agreements based on the technology of EER and/or sell the technology. On October 31, 2013, our board of director decided to act to dismantle the Y'bllin Facility and to sell the systems and equipment.

From October 1998 until March 2001, our ordinary shares traded on the NASDAQ National Market. Between March 2001 and February 2003, our ordinary shares traded on the NASDAQ Small Cap Market under the symbol BVRSF.  From February 2003 until March 2010 our ordinary shares quoted on the Over the Counter Bulletin Board under the symbol BVRSF.OB. Since March 2010, our ordinary shares have been quoted on the Over the Counter Bulletin Board under the symbol, RVBHF, which reflects our name change to R.V.B. Holdings Ltd.

Capital Expenditures

We had no material capital expenditures during the years 2013, 2012 and 2011. See also “EER's Business Overview” in Item 4.B. below.

4.B.        Business Overview

General

On August 31, 2011, we completed the EER Transaction (on January 12, 2012, both closings of EER Transaction were completed), following which, EER became our subsidiary. For additional information, see “Item 7.B. Related Party Transactions – The EER Transaction” in this annual report.

Below is a description of EER's business. As of the date of this annual report, we do not have any other business activity besides EER's business.

EER's Business Overview

EER was incorporated in Israel in the year 2000, as a private company. EER is in the waste management industry, developing technology for the conversion of certain types of waste into recycled materials or energy via waste to energy technology (“WTE”). Moreover, EER develops technology for treatment of solid waste through Plasma-Gasification-Melting, which is a new, innovative technology to treat solid waste (including, among others, treatment of urban waste, medical waste and radioactive waste that emits low and medium-level radiation) (the “PGM Technology”).

In early 2007, EER completed the construction of the Y'bllin Facility. Over the years 2007-2009, several demonstrations were held using the Y'bllin Facility. As part of the working plan of EER, the board of directors approved an investment of up to US$1 million in the Y'bllin Facility. The purpose of the investment was to make improvements to the Y'bllin Facility, which primarily involved the replacement of the current processing chamber and preparation of the facility for continuous operation. These improvements have been completed as of June 2013. In June 2013, EER conducted a trial operation of the Y'bllin Facility, included among others, a test of the capabilities of the new reactor which operates on EER’s technology for treatment of solid waste through Plasma-Gasification-Melting.

In July 2013, our board of directors had resolved, after considerable deliberation, to cease operation of the Y'bllin Facility and to implement a significant cutback in the personnel of our Company and its subsidiary, EER. Following such decision of our board of directors, on October 31, 2013, our board of directors resolved to act to dismantle the facility and to sale the systems and equipment. In addition, the Company and EER are continuing with their efforts to enter into collaboration agreements based on the technology of EER and/or sell such technology.

EER's offices are located in 21 HaMelacha St, Rosh Ha'ayin, Israel.

EER's Industry

With the rapid growth in the world's population, the waste generation volume is becoming an increasing concern around the world. The world's population is producing approximately 2.5 billion tons of municipal solid waste (“MSW”) each year. Certain factors, such as the rate of growth in the general population, improvements in the quality of life and continuous increase in the global GNP, contribute to the accelerated growth in the production of MSW. In order to cope with the constant growth in the production of waste, the global waste management industry is undergoing certain changes, among which the transfer from traditional waste disposal methods to a resource recovery processes. In light of these changes, the development of new technology is required in order to convert certain types of waste into recycled materials or energy.

Nations around the world vary in their progress towards the facilitation of these changes. Countries like Germany, Japan, Denmark and the Netherlands, which are characterized as 'mature markets' already have clear regulatory, fiscal and policy frameworks in place for such matters, and over the last few years, they placed substantial investments in the development of modern waste treatment solutions. On the other hand, some countries, like the U.K., Italy, Spain, Greece, Canada, Australia, as well as some Gulf Arab states and certain countries in East and South-East Asia, are characterized as immature markets. These countries are expected to show rapid growth in the amount of waste treatment over the next ten to fifteen years, due to the increase of new regulations which aim to direct the waste streams from traditional waste treatment methods, such as landfill and incineration, to the alternative technology sector. Other countries, including some EU Member States, some countries in the Middle East, South Africa, Latin America and the Caribbean, are characterized as embryonic markets. In these countries, there is little governmental investment in the development or the adoption of “green” advanced technologies, and the relevant regulation is considered obsolete.

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

•	Pyrolysis technology - a similar process to the gasification. The waste is first processed in an early process for the creation of refuse-derived fuel.

•	Plasma technology - gasification of the materials conducted in the highest temperatures under special conditions.

•	Thermal Hydrolysis technology - technology based on “cold incineration”. This technology cannot be used for treatment of solid waste.

•	Hybrid facilities - facilities which combine different innovative WTE technologies. The PGM technology belongs to this technology.

These are the main advantages of the PGM technology:

•	Decreased operating costs due to the combination of three processes into one continuous process.

•	Decreased operating costs due to the fact that the pollution level in this technology is lower, compared to other technologies.

•	The ability to handle a wide spectrum of waste without the necessity of any preliminary sorting or treatment.

•	The solid residue of the process is an environmentally benign material which can be used as raw material in construction.

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

Material Agreements

The Kurchatov Institute Agreement

On June 6, 2000, EER Ltd., entered into an agreement with the Kurchatov Institute, which was amended on February 12, 2002 (the “Kurchatov Agreement”) (the agreement and the rights and obligations of EER Ltd. thereunder were later assigned to EER). Under the terms of the Kurchatov Agreement, Kurchatov Institute assigned and transferred to EER Ltd. all then present and future intellectual property rights and know-how related to the Y'bllin Facility (which was designed, manufactured and constructed by EER) and to the Additional Projects (as defined below) (collectively, the “IP Rights”). According to the Kurchatov Agreement, EER shall cover all the expenses related to the assigning, registration and recordation of the IP Rights. According to the Kurchatov Agreement, the Kurchatov Institute shall fully cooperate with EER for the purposes of utilizing the PGM technology with regard to MSW, Medical Waste (“MW”), Low Radio Active Waste (“LRAW”) and PGM Compatible Industrial Waste (“IW”), including, but limited to, the designing and construction of plants and installations by EER Ltd., its licensee(s) and/or other purposes (the “Additional Projects”). Upon EER’s request, the Kurchatov Institute shall assign to EER any know-how or intellectual property rights relating to such technologies to be used outside the territories comprising the former Soviet Union, provided the financial and other legal and reasonable interests of the Kurchatov Institute have been satisfied. The Kurchatov Institute and its affiliates shall exclusively work with EER on all of the aforementioned applications of the PGM Technology, and shall not assist, directly or indirectly, any individual or entity to engage in any activity in the fields of SMW, MW, LRAW and IW. In addition, the Kurchatov Institute undertook to provide EER its know-how and experienced highly qualified specialists in order to obtain the required scientific and technical qualifications in the works related to the Projects, as will be mutually agreed by the parties. In consideration for Kurchatov Institute’s undertakings under the Kurchatov Agreement, EER shall pay Kurchatov Institute a royalty in the amount of 1% of the purchase price actually received by EER from the sale of the Additional Projects.

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

The Lease Agreement

In July 2012, EER renewed the Lease Agreement (originally entered into in September 2007) with Naser Recycling Ltd. (“Naser”), with respect to the ground on which the Y'bllin Facility is located (the “Lease Agreement”) for a period of five years (the “Lease Period”), and EER has an option to extend the term of the rent for additional five years (the “Option Period”). The monthly rent for the first 18 months of the Lease Period is NIS 40 thousand (approximately US$10 thousand) and NIS 45 thousand (approximately US$11 thousand) for the remaining Lease Period. The monthly rent for the Option Period will be NIS 50 thousand (approximately US$13 thousand). All the amounts mentioned above are linked to the CPI and do not include VAT. The payment of the rent will be paid for each year of lease in advance. In addition to the rent fees and if the Y'bllin Facility becomes a commercial plant, Naser will be entitled to receive certain payments from profits generated by the plant and/or from proceeds of the sale of the plant, as set forth in the Lease Agreement. Pursuant to the terms of the Lease Agreement, the Y'bllin Facility is the property of EER, and EER is responsible for disassembling the Y'bllin Facility and removing it from the property at the end of rental period. It was further agreed that to secure EER’s commitments pursuant to the Lease Agreement, EER gave Naser a bank guarantee in the amount of US$250 thousand. As of the date of this annual report, EER is in negotiations with Naser to change the terms of the lease agreement as a result of the Company’s resolution to cease operation of the Y'bllin Facility and to act to dismantle the facility and sell EER’s systems and equipment.

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

In addition, EER has agreed to invest US$400,000 in the U.S. Company, in consideration of equity in the U.S. Company. The first tranche of the investment was transferred to the U.S. Company but was subsequently returned to EER, since the investment round did not materialize. Since then, and due, inter alia, to the time which has passed, EER notified the US Company that it will not make the equity investments in the US Company.

The Greenstone-EER Management Service Agreement

According to a management service agreement between EER and Greenstone, dated February 13, 2002 (the “Greenstone Agreement”), Greenstone undertook to provide EER with management services, office services, accounting services and office rental in accordance with EER needs. In consideration for such services, EER undertook to pay Greenstone the sum of NIS 20,000 per month (plus VAT) linked to the Consumer Price Index (in this section –the “management fees”), as of January 2002 (approximately NIS 25,000 as of the date of this annual report). The term of the Greenstone Agreement was set at one year, at the end of which the agreement will be renewed automatically for additional one-year periods, and may be terminated by one month prior notice by either party.

In light of EER’s financial condition, since June 2013, Greenstone has agreed that such management fees shall be accumulated. As at December 31, 2013, EER’s outstanding debt pursuant to the Greenstone Agreement is approximately NIS 180 thousands (approximately US$52 thousands).

Regarding the management services agreement between the Company and Greenstone, see “Item 7.B. Major Shareholders and Related Party Transactions” below.

Qualisense Agreement

On November 19, 2013, EER entered into an agreement with Qualisense Technologies Ltd. (“Qualisense”) under which Qualisense shall disassemble the Y’bllin Facility and will act to sell all of its main parts for a total fee of NIS 1 million (approximately US$ 285 thousands). In addition to such fee, Qualisense shall be entitled to a commission payment in accordance with the provisions of the agreement. As of the date of this Annual Report, Qualisense has not yet sold a material amount worth of equipment.

Research and Development

EER’s research and development activity has been conducted mostly in Israel with technical and scientific support from the Royal Institute of Technology of Sweden (“KTH”). In 2007, the development stage of the Technology has ended.

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

As of the date of this annual report, EER has received a total of NIS 1.7 million (approximately US$0.5 million), out which an amount of NIS 0.2 million (approximately US$0.05million) has been repaid to date by EER.

Intellectual Property

EER had maintained eight families of patent application and patents in and outside of Israel. As of December 31, 2013, EER has ceased on paying the annual fees for many of its patents and therefore such patents are no longer EER intellectual property.  As of December 31, 2013, the following patent families still include active patents and patents applications:

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

Government Regulations

The Encouragement of Industrial Research and Development Law, 1984

EER has received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the OCS, for the financing of a portion of its research and development expenditures in Israel, pursuant to the R&D Law. Under the R&D Law, royalties on the revenues derived from sales of products (and related services) developed (in all or in part) according to, or as a result of, the OCS funded plans are payable to the Israeli government, at annual rates which are determined under the R&D Regulations, up to the aggregate amount of the grants received by the OCS, plus annual interest (as defined in the R&D Regulations). Any intellectual property developed using the OCS funds must be fully and originally owned by the Israeli company which received such funds. The R&D Law restricts the ability to transfer abroad know-how funded by the OCS. Transfer of such know-how to a foreign entity requires prior approval from the OCS, and is subject to payment of a redemption fee to the OCS calculated according to formulas provided under the R&D Law. As of the date of this annual report, EER has received a total of NIS 1.7 million (approximately US$0.5 million), out which an amount of NIS 1.5 million (approximately US$0.45 million) has not yet been repaid by EER.

4.C.         Organizational Structure

We currently own approximately 80% of EER's share capital and approximately 99% of its voting rights (as a result of the Voting Agreement as described below) , which, as of the date of this annual report, is our only subsidiary. Greenstone beneficially owns approximately 35.88% of our outstanding share capital (excluding 1,040,000 dormant shares held by us).

4.D.         Property, Plant and Equipment

We currently do not have any material fixed assets. EER, our subsidiary owns the Y'bllin Facility, which as of the date of this annual report is the process of disassembling. EER is leasing the ground on which the Y'bllin Facility is located.

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

On August 31, 2011, we completed the EER Transaction following which EER has become our subsidiary. As of January 12, 2012, we completed the multi closings of the EER Transaction and as of the date of this annual report, we hold approximately 80% of EER's share capital and approximately 99% of EER's voting rights (as a result of the Voting Agreement as described below).

Since RVB had no business activity as of the date of the closing of the EER Transaction, and thus did not meet the definition of a “Business” under IFRS 3, and since the majority of the shareholders of RVB following the closing of the EER Transaction were former shareholders of EER, the EER Transaction did not meet the definition of a “Business Combination” under IFRS 3. For accounting purposes, the EER Transaction was treated as a capital transaction of EER.

The Company has incurred recurring losses and negative cash flows from operations, and the board of directors of the Company decided to cease EER's operations and to act in order to dismantle Y'bllin Facility owned by EER and also to implement a significant cost reduction plan in the Group. Therefore, the board of directors and management of the company concluded that the Company is not a going concern. The Financial statements are prepared in accordance with IFRS as issued by the IASB with appropriate adjustments to reflect the fact that the Company is not a going concern.

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

For a further description of RVB's material accounting policies, please read Notes 2 and 4 to RVB's financial statements for the year ended December 31, 2013, starting on page F-1 of this annual report.

For a description of the impairment of tangible and intangible assets, please read Notes 8 and 9 to RVB's financial statements for the year ended December 31, 2013, starting on page F-1 of this annual report.

5.A.        Operating Results

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The loss for 2013 amounted to US$15.7 million decreasing US$11.2 million from the US$4.5 million loss in 2012, mainly due to an impairment of tangible and intangible assets.

Revenues

No revenues have been recorded for 2013. The revenues for 2012 amounted to US$0.1 million and derived from the study work produced by EER in connection with the Orgrez Project as described above.

Operating Expenses and Facility Maintenance

Operating and facility maintenance expenses in 2013 amounted to US$2.1 million decreasing US$0.8 million from the US$2.9 million in 2012, mainly due to the decision to cease operation of the Y'bllin Facility and to implement a significant cutback in the personnel of our company and EER, as mentioned above.

Marketing Expenses

Marketing expenses in 2013 amounted to US$0.3 million, decreasing US$0.2 million from the US$0.5 million in 2012, mainly due to efficiency measures taken by the Company.

General and Administrative Expenses

General and administrative expenses in 2013 amounted to US$1.0 million decreasing US$0.4 million from the US$1.4 million in 2012, mainly due to efficiency measures taken by the Company.

Financing Expenses, Net

Financing income, net, in 2013 was an immaterial amount compared to financing income, net, of US$0.4 million in 2012.

Other Expenses

Other expenses, net, in 2013 amounted to US$12.4 million. In 2012 we had no other expenses. The other expenses during 2013 were mainly regarding an impairment loss of tangible and intangible assets. For further description, please see Notes 8 and 9 to RVB's financial statements for the year ended December 31, 2013, starting on page F-1 of this annual report.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The loss for 2012 amounted to US$4.5 million, decreasing US$1.7 million from the US$6.2 million loss in 2011, mainly due to decrease of financial expenses.

Revenues

The revenues for 2012 amounted to US$0.06 million derived from the study work produced by EER in connection with an agreement that EER entered into during December 2011 with a company based in the Czech Republic regarding a feasibility study work to be performed by EER with regard to the design, engineering, construction and operation of a hazardous waste treatment facility at an estimated cost of approximately US$25 million.

Operating Expenses and Facility Maintenance

Operating and facility maintenance expenses in 2012 amounted to US$2.9 million increasing US$0.4 from the US$2.5 million in 2011. It should be noted that during these years the Y'bllin Facility was not operating.

Marketing Expenses

Marketing expenses in 2012 decreased to US$0.5 million, from the US$1.2 million in 2011.

General and Administrative Expenses

General and administrative expenses in 2012 decreased to US$1.4 million, from the US$1.8 in 2011.

Financing Expenses, Net

Financing income, net, in 2012 amounted to US$0.0.4 million compared to financing expenses, net, of US$0.8 million in 2011. The decrease in financing expenses was mainly due to the conversion of all of EER shareholders' debts and loans to EER shares at the closing date of the EER transaction.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31	Israeli inflation % rate	Devaluation of the NIS rate %	Israeli inflation adjusted for devaluation %
2009	3.9	(0.7)	4.6
2010	2.7	(6)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9
2013	1.8	(7.0)	8.8

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

Effective Corporate Tax Rate

The Israeli corporate tax rate applicable to Israeli resident companies in 2013 was 25% (26.5% as of 2014).

5.B.         Liquidity and Capital Resources

Cash flows used in operating activities during 2013 amounted to US$2.3 million. Cash flows during 2013 were mainly used to finance EER’s current expenses.

Cash flows used in investment activities during 2013 amounted to US$0.7 million, mainly relating to the improvements in the Y'bllin Facility as mentioned above.

 Cash flows provided by financing activities during 2013 amounted to US$0.5 million. Cash flows during the reporting period were  provided by proceeds from Greenstone according to the credit line agreements as described below.

As of the date of this annual report, EER has no material revenues and has negative cash flows from operating activities. On July 2013, the board of directors has decided to cease the operation of the Y'bllin Facility owned by EER and to implement a significant cost reduction plan in the Company and in EER. Following the aforementioned decision, on October 31, 2013, our board of directors decided to act to dismantle the Y'bllin Facility and to sale the systems and equipment. Therefore, the board of directors and management has concluded that the Company is not a going concern.

5.C.         Research and Development, Patents and Licenses

EER devoted significant time, efforts and financial resources to research and development activity in the past years. As of December 31, 2013, EER has ceased on paying the annual fees for many of its patents and therefore such patents are no longer EER intellectual property.

For more information regarding our research and development activities, see “Item 4.B. – Research and Development and intellectual property” in this annual report.

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

5.F.         Tabular Disclosure of Contractual Obligations

As of December 31, 2013, we had no contractual obligations of the type required to be disclosed in this section.

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

ITEM 6.                      Directors, Senior Management and Employees

6.A.         Directors and Senior Management

The following table lists the name, age and position held by our executive officers and directors, as of April 28, 2014:

Name	Age	Position
Yair Fudim	65	Director and Chairman of the Board of Directors
Mordechai (Moti) Menashe	54	Director
Jonathan Regev(1) (2)	49	External Director
Alicia Rotbard(1) (2)	64	External Director
Gedaliah Shelef(1) (2)	79	Independent Director
Ofer Naveh	42	Chief Financial Officer
_________________
(1) Member of the Company's Audit Committee
(2) Member of the Company’s Compensation Committee

Yair Fudim is serving as a director of our Company since March 2011 and was appointed the chairman of our board of directors in February 2013. Mr. Fudim has been serving as Chief Executive Officer of Leader Holdings & Investments Ltd. since April 1991 and as Chief Executive Officer of Greenstone Industries Ltd. since February 2010 till March 2013 and since then as the chairman of the board of Greenstone. Mr. Fudim has served as chairman of the board of directors of Leader Capital Markets Ltd., and has been a member of the board of directors of the following companies, among others: Zmiha Investment House Ltd, Yelin Lapidot Holdings ltd., Leader Hanpakot (1993) Ltd., Leader Financial Analysis (1999) Ltd., Leader Trust Company Ltd., Leader & Co Investment House Ltd., Leader & Co Finance (2001) Ltd., Leader & Co Capital Ltd., Leader Financial Assets Management (2005) Ltd., Leader & Co Asset Management Ltd., Leader Resources Ltd., Leader Resources Trustees Ltd., Leader Real Estate (2006) Ltd., E.E.R. Environmental Energy Resources (Israel) Ltd., Yariv Assets and Holdings (1980) Ltd., Zimmcor Alubin (1973) Ltd., RonRom Consulting Services Ltd. Mr. Fudim holds a B.A. in Economics and an MBA from the Hebrew University of Jerusalem.

Mordechai (Moti) Menashe is serving as a director of our Company since March 2013. Mr. Menashe serves as a senior vice president at Upswing Capital Ltd. since 2006. He serves in a number of capacities for companies held (directly or indirectly) by Upswing Capital Ltd., including Zmiha Investment House Ltd. (Chief Executive Officer); Intercolony Investments Ltd. (Chief Executive Officer and Director); Yaad Industrial Representation Ltd. (Director of Business Development and Director); Ultra Equity Investments Ltd. (Director); and Greenstone Industries Ltd. (Director).

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

Jonathan Regev is serving as our external director since April 2010. From 2007 to October 2012, Mr. Regev has been serving as Chief Executive Officer of Abnet Communications Ltd.  From 2004 to 2006, Mr. Regev served as the Chief Financial Officer of Oblicore Inc.  From 2000 to October 2004, Mr. Regev worked at Amdocs Management Limited in various positions including as Chief Operating Officer and Chief Financial Officer of Amdocs' CRM Division. From 1998 to 2000, Mr. Regev worked as the Director of Corporate Treasury, Budget Control and Chief Financial Officer Deputy of Nilit Ltd. From 1995 to 1997 he worked as the Controller and Director of Corporate Economics of the Strauss Group in Israel and from 1992 to 1995, Mr. Regev worked as Head of Industrial Control and Economic Department of the Manufacturing Division of Tadiran Electrical Appliances Ltd.  Mr. Regev holds an M.A. in Economics from the Technion-Israel Institute of Technology and a Bs. in Physics from the Tel Aviv University.

Gedaliah Shelef is serving as a director of our Company since March 2011 and was classified by the Company as an independent director on January 2012. Mr. Shelef has served as executive director of Environmental System Ltd. since 1991. Mr. Shelef has served as a professor emeritus of the Technion-Israel Institute of Technology (the “Technion”) since 2004. From 1968 to 1971 Mr. Shelef served as Chief Sanitary Engineer and Head of the Division of Environmental Health of the Ministry of Health, Israel. From 1990 to 1992 Mr. Shelef served as a member of the advisory committee of the U.S. Environmental Protection Agency. From 1981 to 2004 Mr. Shelef served as head of the Environmental Laboratory and Research Group at the Technion. From 1972 to 1992 Mr. Shelef served as a member of the board of director or the board of governors of the following companies and institutes, among others: National Building Research Institute (1988-1990) and Tahal Consulting Engineers Ltd. (1989-1993), Coastal and Marine Engineering Research Institute of the Technion and the Port Authority (1985-1990), Transportation Research Institute of the Technion and the Ministry of Transportation (1985-1990), Technion (1983-1985), International Association of Water Pollution Research (1976-1980), Israel Oceanographic and Limnological Research Company Ltd (1971-1976). Mr. Shelef holds a Ph.D. in Hydraulics and Sanitary Engineering from the University of California, Berkley (1968).

Ofer Naveh is serving as Chief Finance Officer (CFO) of our Company since November 2011. Mr. Naveh serves as the Director of Finance of Greenstone Industries Ltd. and as CFO of S.R Accord Ltd., and served as the Director of Finance of Polar Communications Ltd. till April 1, 2012. From 2005 to 2010, Mr. Naveh served as a controller of S.R Accord Technologies Ltd. From 2000 to 2005, Mr. Naveh served as an Audit Manager in KPMG Somekh Chaikin. Mr. Naveh holds a B.A. in Accounting and Business from The College of Management Academic Studies and a M.A. in Law from Bar-Ilan University.

6.B.        Compensation

For his service to the Company as chief executive officer, which began in January 2012 and terminated in February 2013, Ofer Sandelson, was granted compensation valued at approximately US$266 thousand including related expenses, as well as US$64 thousand share based payments.

For his service to the Company as chief executive officer, which began in March 18, 2013 and terminated in October 25, 2013, Mr. Giora Gutman, was granted compensation valued at approximately US$85 thousand including related expenses.

Aside from the compensation provided to Mr. Gutman and Mr. Sandelson, no other compensation was paid or is payable to persons who served as our executive officers.

During 2013, the total amount paid or payable to our directors for the year ended December 31, 2013 was approximately US$87 thousand.

In March, 2011, our audit committee and board of directors resolved that, as of the date of Ms. Rotbard election as an external director of the Company, the Company’s external directors (Alicia Rotbard and Jonathan Regev) shall be paid the maximum amount allowed under the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 2000 (the “Regulations”), currently, an annual fee of approximately NIS 37 thousand and a participation fee of approximately NIS 2.5 thousand per meeting.

On March 27, 2011, our  audit committee and board of directors approved, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties), 2000, that  Mr. Gedaliah Shelef shall be entitled to compensation equal to the “Maximum Amount” under the Regulations.

On August 22, 2011, our shareholders approved (following the approval of our audit committee and board of directors), among others: (i) the grant to each of our directors, Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per (adjusted for future dividend). The options are granted under the 2011 Plan; and (ii) the grant to Yair Fudim, of options to purchase RVB shares representing, on a Fully Diluted Basis (as defined in the Management Agreement between RVB and Greenstone, dated July 14, 2011 (the “Management Agreement”), i.e. assuming exercise of the Put Option (as defined below) by Mazal Resources B.V. (“Mazal”) and excluding: (i) options granted to directors, officers and employees of RVB or its affiliates or EER, after the execution of the Services Agreement between RVB, Mr. Moshe Stern and M. Stern Holding Ltd. (“Stern Holding”), a company under Mr. Stern's control, dated July 3, 2011 (the “Services Agreement”); (ii) options granted to Greenstone pursuant to the Management Agreement; and (iii) options granted pursuant to the Services Agreement (“Fully Diluted Basis”)), approximately 0.3% of RVB's issued and outstanding share capital as of the date of the grant, with an exercise price of US$0.2145 per share (adjusted for future dividend). The options shall become vested and exercisable, in accordance with the Vesting Schedule (as defined below). Such options to purchase ordinary shares of the Company were granted on January 5, 2012, following the completion of the multi-closing EER Transaction.

On March 18, 2013, the  board of directors of our Company approved, following the approval of its compensation and audit committees, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the compensation terms of Mr. Yair Fudim, the chairman of the board of directors and Mr. Mordechai (Moti) Menashe, a member of the board of directors, as follows: Mr. Fudim and Mr. Menashe shall be entitled to compensation equal to the “maximum amount” under the Regulations for companies similarly classified based on their shareholding equity, which is the currently paid compensation to other members of the board of directors of RVB. Namely - an annual fee of approximately NIS 37 thousand and a participation fee of approximately NIS 2.5 thousand per meeting.

On January 9, 2014 our shareholders approved the Company's compensation policy. The full text of the compensation policy was included as Appendix A to the proxy statement attached to the Company's report on Form 6-K furnished to the Securities and Exchange Commission on December 5, 2013.

For information regarding options to purchase our ordinary shares, issued to certain officers and members of our board of directors, see “Item 6.E. Directors, Senior Management and Employees - Share Ownership” below.

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

At the Company's annual general meeting held on July 10, 2008, we appointed Ms. Alicia Rotbard to serve as external director and on August 22, 2011, our annual general meeting of shareholders re-appointed Ms. Rotbard to serve as external director. The re-appointment of Ms. Rotbard to an additional 3-year term was approved by the board of directors and will be proposed for approval in the next annual meeting of the shareholders of the Company. In April 2010, pursuant to the decision of an extraordinary meeting of shareholders, we appointed Mr. Jonathan Regev as an external director of the Company and on January 4, 2014, at the Company’s special general meeting of shareholders we re-appointed Mr. Regev to serve as an external director for additional three (3) years, effective as of April 22, 2013. At the Company’s special general meeting held on May 23, 2013 we appointed Prof. Gedaliah Shelef as an independent director of the Company under the Companies Law. The re-appointment and re-classification of Prof. Shelef as an independent director under the Companies Law was approved by the board of directors and will be proposed for approval in the next annual meeting of the shareholders of the Company.

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

Audit Committee

Our audit committee is comprised of Mr. Jonathan Regev, Ms. Alicia Rotbard and Prof. Gedaliah Shelef. The audit committee is responsible, among other things, to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the company’s external directors and the majority of its members must be “independent” (as defined above). The chairman of the audit committee must be an external director. The following  individuals may not be members of the audit committee: (i) the chairman of the board of directors, (ii) any director employed by the company, its controlling shareholder or by an entity controlled by the controlling shareholder, (iii) a director who regularly provides services to the company, its controlling shareholder or any entity controlled by the controlling shareholder, (iv) any director whose main source income comes from the company's controlling shareholder, or (v) the company's controlling shareholders or any of their relatives. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act. Whoever is disqualified from serving as member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee determined that such person is required to be present at the meeting or if such person applies to one of the exemptions under the Companies Law.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee is also responsible for evaluating the Company's internal audit program and the performance of the Company's internal auditor and the resources at his/her disposal and creating procedures relating to the employees' complaints regarding deficiencies in the administration of the Company. Under the Companies Law, the audit committee is required to identify deficiencies in the management of the company, including by consulting with the internal auditor or the independent accountants, and recommending remedial actions to the board of directors with respect to such deficiencies, and is responsible for reviewing and approving certain related party transactions, as described below. The audit committee may not approve such a related party transaction unless at the time of approval a quorum is presented at the meeting at which the approval was granted. The quorum for the audit committee is the majority of the members of the audit committee, provided that the majority of the independent directors are present and at least one of which is an external director.

The audit committee is also responsible for the determination of whether certain related party actions and transactions are “material” or “extraordinary” for purposes of the requisite approval procedures; assess the scope of work and compensation of the company's independent accountant; to assess the company's internal audit system and the performance of its internal auditor; ensuring that a competitive process is conducted for related party transactions with a controlling shareholder (regardless of whether or not such transactions are deemed extraordinary transactions), optionally based on criteria which may be determined by the audit committee annually in advance; setting forth the approval process for transactions that are 'non-negligible' (i.e. transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee; and creating procedures relating to the employees’ complaints regarding deficiencies in the administration of the Company.

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

The compensation committee consists of at least three members. All of the external directors must serve on the committee and constitute a majority of its members. The chairman of the compensation committee must be an external director. The remaining members must be directors who qualify to serve as members of the audit committee (as stated in item above). Our compensation committee is currently composed of three members, Mr. Jonathan Regev, Ms. Alicia Rotbard and Prof. Gedaliah Shelef Mr. Regev and Ms. Rotbard are the Company’s external directors serving on the board of directors. Mr. Regev also serves as the chairman of the compensation committee. Prof. Shelef is the independent director that sits on the board of directors.

As per the Companies Law, the roles of the compensation committee are, among others, as follows:

(1)
to recommend to the board of directors with regards to the compensation policy for directors and officers, and recommend to the board of directors once every three years regarding extension of the compensation policy that had been approved for a period of more than three years;

(2)	to recommend to the board of directors regarding the update of the compensation policy, from time to time, and examine its implementation;

(3)	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

(4)	to decide, in certain circumstances, whether to exempt the approval of terms of office of a Chief Executive Officer from the requirements of shareholders approval.

In addition to the roles mentioned above our compensation committee also makes recommendations to our board of directors regarding the awarding of employee options.

In accordance with the provisions of the amendment, a compensation policy must be adopted by the Company. A compensation policy must be approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy requires the approval of the general meeting of the shareholders. In Public Companies, shareholder approval requires one of the following: (i) the majority of shareholder votes counted at general meeting including the majority of all of the votes of those shareholders who are non controlling shareholders and do not have a personal interest in the approval of the compensation policy, who participate at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company. As of the date of this annual report, we have not adopted yet a compensation policy. For more information regarding Amendment 20, see “Item 10.B. Memorandum and Articles of Association”. On January 9, 2014, our shareholders approved our compensation policy, following the favorable recommendation of the Compensation Committee and approval by the board of directors, and took effect thereafter. The full text of the compensation policy was included as Exhibit A to the proxy statement attached to the Company's report on Form 6-K furnished to the Securities and Exchange Commission on December 5, 2013.

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

D.            Employees

During the years 2011 through 2013, only Ofer Sandelson, the former chief executive officer of the Company was employed by the Company. For more information, see “Item 6.B. Compensation.”

On July 25, 2013, the board of directors of the Company implemented a significant cutback in the personnel of EER and as of the date of this report EER is employing 3 employees.

On November 18, 2012, Mr. Ofer Sandelson, the Company’s and EER’s Chief Executive Officer notified the Company that he has decided to terminate his employment with the Company and with its subsidiary company EER. In accordance with Mr. Sandelson employment agreement with the Company and EER, he terminated his employment upon three months prior notice (during February 2013).

On March 18, 2013, our board of directors approved the appointment of Mr. Giora Gutman as the Company's and EER’s Chief Executive Officer (CEO) effective immediately.  On July 25, 2013, Mr. Gutman notified the Company that he has decided to terminate his engagement with the Company and with its subsidiary company EER. In accordance with Mr. Gutman service agreement with the Company and EER, he terminated his engagement upon three months prior notice on October 25, 2013.

We are subject, like all Israeli employers, to labor laws and regulations in Israel. These laws principally concern matters like paid annual vacation, paid sick days and other conditions of employment. In addition, Israeli law generally requires severance pay, which may be funded by managers’ insurance and/or pension fund as described below (or by other funds), upon the retirement or death of an employee or termination of employment, subject to the provisions of the law.  Provisions for severance pay amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is broadly parallel to the United States Social Security Administration. These amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 16.25% of the wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%. As above stated, currently we have no employees.

We and any Israeli employees we may employ in the future may be subject to certain provisions of the general collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, the Coordination Bureau of Economic Organizations and employers organizations (including the Industrialists Association) and orders of the Israel Ministry of Economy.

6.E.         Share Ownership

As of April 28, 2014 none of our directors and executive officers beneficially own more than 1% of our outstanding equity securities.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of April 28, 2014 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Share Option Plan

On June 29, 2011, our board of directors approved our 2011 Share Option Plan (the “2011 Plan”). Under the 2011 Plan, we may grant to any of our and our affiliates' (i.e. present or future companies that either control or controlled by RVB) employees, officers and directors options to purchase our ordinary shares. The total number of the shares reserved for issuance under the 2011 Plan was set up to be 5% of the issued and outstanding share capital of RVB as of January 1 of each year. The options under the 2011 Plan shall become vested and exercisable, in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that any option shall become fully vested and exercisable by the third anniversary of the date of grant (the “Vesting Schedule”).

In January 2012, following the approval of the Company's audit committee and board of directors, our Company granted to seven of its and  EER's employees options to purchase 25,793,156 ordinary shares of the Company with an exercise price of US$0.2145 per share (adjusted for future dividend), (including 10,000,000 options to the Company's CEO), according to the 2011 Plan. In November 2012, the Company granted to additional three of EER's employees options to purchase 1,148,593 ordinary shares of the Company, according to the 2011 plan. The Company has not granted options to either its or EER’s employees since November 2012.

As of the date of this annual report, there are outstanding options to purchase up to 9,735,133  of our ordinary shares in aggregate, held by our directors, officers and employees (as well as EER's employees).

ITEM 7.                      Major Shareholders and Related Party Transactions

7.A.        Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of April 28, 2014 by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Greenstone Industries Ltd.(2) 7 Jabotinsky St. Ramat Gan, 52509, Israel	86,731,038	35.88%
Bank Leumi le-Israel B.M. (3) 34 Yehuda Halevi St. P.O. Box 2 Tel Aviv, 65546, Israel	19,111,111	8.25%
EBN Korea Ltd. (4) Seoul Center Building 91-1 Sogong-Dong Jung-Gu, Seoul M5 100-070	15,231,571	6.57%
Makoto Takahashi(5) 3-1-2-511, Shinyokohama, Kohokuku, Yokohama, Japan	23,445,975	10.12%
Mazal Resources B.V. (6) Rietlandpark, 125 DT Amsterdam P7 1019	52,425,000	18.45%

(1)	Based on 231,685,787ordinary shares of RVB outstanding as of April 15, 2013 (not taking into account 1,040,000 dormant shares held by RVB).

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

(6)
The information is based on Amendment no. 6 to Schedule 13D filed by Mazal Resources B.V. on December 13, 2011. Mazal has a put option to sell ordinary shares of EER to RVB in exchange for issuing 52,425,000 ordinary shares of RVB. As of the date of its report, Mazal didn't own any shares of RVB.

As of April 28, 2014, there were a total of 2 registered holders of our ordinary shares with addresses in the United States (other than CEDE & Co.). Such United States holders were, as of such date, the registered holders of 2,773,075 ordinary shares representing approximately 1.20% of our outstanding share capital. The number of registered holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by a U.S. nominee company, CEDE & Co., which held approximately 16.76% of our outstanding ordinary shares as of said date.

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

Below is description of the EER Transaction, including a summary of the terms and conditions of the EER Share Purchase Agreement, the Option Agreement, the Voting Agreement (as defined below) and the Services Agreement, and the actions that took place at the Closing Date of the EER transaction on August 31, 2011 (the “Closing Date”) in connection therewith:

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

(iii)
In addition, pursuant to the EER Share Purchase Agreement, we were provided with the opportunity, until the lapse of 24 months following the Closing Date, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$8,000,000 by purchasing EER ordinary shares at a price of US$2.5 per share. Since the closing date and until August 31, 2013 (the end of the above mentioned 24 month period) the Company has invested in EER a total amount of approximately $7 million;

(iv)
Pursuant to the Option Agreement between the Company and Mazal, dated July 3, 2011 (the “Option Agreement”), we granted Mazal an option to sell to RVB or to whom RVB may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange of RVB shares at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the “Put Option”), and Mazal granted us the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganization events on or prior to December 31, 2016 (the “Call Option”). The terms and conditions of the Option Agreement applies, where applicable, to the 150,000 options to purchase EER shares, which EER granted to EER’s former CEO, Mr. Stern, in June 2011;

(v)
Pursuant to the Voting Agreement between Greenstone and Mazal, dated July 3, 2011 (the “Voting Agreement”), Greenstone and Mazal agreed to coordinate the voting of RVB shares held by such parties, including with respect to the appointment of directors to the board of directors of RVB. The Voting Agreement was terminated as of November 29, 2011 pursuant to a termination agreement between Greenstone and Mazal, dated November 29, 2011;

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

For information regarding options to purchase our ordinary shares, issued to certain officers and members of our board of directors, see “Item 6.B. Directors, Senior Management and Employees - Compensation” above.

Directors’ and Officers’ Liability Insurance

On March 13, 2014, the Company’s board of directors approved, following the approval of the Company's audit and compensation committees, an extension of the Company’s directors’ and officers’ liability insurance (“D&O insurance policy”) until March 24, 2015, as well as a framework for the extension, renewal, and entering into insurance policies for our directors’ and officers’ liability (the “Framework”), pending the approval of our shareholders at next general meeting of the shareholders. Pursuant to terms of the D&O insurance policy, as extended, the insurance coverage will be for an aggregate amount of US$7.5 million and the total annual premium shall be US$35,800. Pursuant to terms of the Framework, the insurance coverage will be for an aggregate amount of up to US$10 million and the total annual premium shall be up to US$50,000. In addition, the insurance coverage, as extended, covers events related to EER as well.

Credit Line

In October and January 2014, RVB and Greenstone entered into two credit line agreements of up to NIS 1 million each. The term of each of such credit line was six months and the outstanding principal amount under these credit lines originally was not bearing any interest and was linked the changes in the consumer price index. In the upcoming annual meeting of the shareholders of the Company, the shareholders will be asked to approve an additional credit line from Greenstone in the amount of up to NIS 600,000. Any outstanding balance under this credit line will bear an annual interest of 10%. In addition, the shareholders will be asked to approve that the term of the previous loans we have received from Greenstone in the aggregate principal amount of NIS 2 million shall be extended and such loans shall be subject to similar terms as the new credit line, as of date of the shareholders approval.

7.C.        Interests of Experts and Counsel

Not applicable.

ITEM 8.                      Financial Information

8.A.        Consolidated Statements and Other Financial Information

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

As of the end of 2012 and in 2013, the Company, its directors and former CEO, Giora Gutman, received letters from former shareholders of EER, who are currently shareholders of the Company, claiming, among others, that there were financial irregularities and other irregularities in connection with resolutions made by the Company’s directors relating to EER. The Company has denied all such claims and as of the date of this annual report no claim regarding that matter was filed.

As of December 12, 2013 there were letter correspondences between the Company and a shareholder of the Company, with regard to the shareholder’s claims that the EER Transaction was not approved properly. In his letter, the shareholder requested the Company to provide him with certain materials related to the EER Transaction. The Company has denied the claims and as of the date of this annual report no claim regarding that matter was filed.

Dividend Policy

We have no dividend policy.

B.            Significant Changes

There have been no material changes in our financial position since December 31, 2013 except as otherwise disclosed in this annual report.

ITEM 9.                      The Offer and Listing

A.            Offer and Listing Details

Our Ordinary Shares are quoted on the Over the Counter Bulletin Board under the symbol RVBHF.

The following table sets forth, for the periods indicated, the range of high and low sales prices of our Ordinary Shares:

	High		Low

Yearly highs and lows
2009
Year ending December 31, 2009	US$	0.26	US$	US0.05
2010
Year ending December 31, 2010	US$	0.18	US$	0.05
2011
Year ending December 31, 2011	US$	0.20	US$	0.04
2012
Year ending December 31, 2012	US$	0.22	US$	0.01
2013
Year ending December 31, 2013	US$	0.09	US$	0.0015

Quarterly highs and lows
2012
First Quarter	US$	0.12	US$	0.01
Second Quarter	US$	0.22	US$	0.06
Third Quarter	US$	0.18	US$	0.03
Fourth Quarter	US$	0.05	US$	0.01
2013
First Quarter	US$	0.09	US$	0.01
Second Quarter	US$	0.01	US$	0.005
Third Quarter	US$	0.03	US$	0.002
Fourth Quarter	US$	0.01	US$	0.0015
2014
First Quarter	US$	0.0016	US$	0.0015

Monthly highs and lows
March 2014	US$	0.0015	US$	0.0015
February 2014	US$	0.0016	US$	0.0015
January 2014	US$	0.0016	US$	0.0015
December 2013	US$	0.005	US$	0.0015
November 2013	US$	0.01	US$	0.0015
October 2013	US$	0.07	US$	0.003

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Our Ordinary Shares were traded on the Nasdaq Capital Market until February, 2003 under the ticker symbol BVRSF.  Our Ordinary Shares were then delisted from the Nasdaq Capital Market after we failed to comply with its required listing standards. Our Ordinary Shares traded on the Over-the-Counter Bulletin Board under the symbol “BVRSF.OB” from February, 2003 until March 2010.  Following the Elbit Transaction and our name change to R.V.B. Holdings Ltd, we changed our ticker symbol and on March 2, 2010, our Ordinary Shares began trading on the Over-the-Counter Bulletin Board under the symbol “RVBHF”.

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

Compensation of Officers and Directors

Pursuant to Amendment No. 20 to the Companies Law (“Amendment No. 20”) adopted new procedures relating to the approval of executive compensation and the formulation of compensation policies in Israeli public companies (including companies that issued only debentures to the public). Pursuant to Amendment No. 20, Israeli public companies are required to establish a compensation committee and adopt a policy regarding the compensation and terms of employment of their directors and officers. For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see “Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee”.

Pursuant to Companies Law following Amendment No. 20, the compensation policy must be approved by company's board of directors following its approval by the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, which approval must satisfy one of the following (the “Majority Requirement”): (i) the majority should include at least a majority of the shares of the voting shareholders who are non controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments.

The Companies Law provides that the compensation policy must be re-approved every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company's compensation policy. When approving the compensation policy, the relevant organs must take into consideration the goals and objectives listed in the Companies Law, and include reference to specific issues listed in the Companies Law. Such issues include, among others (the “Compensation Policy Mandatory Criteria”): (i) the relevant person’s education, qualifications, professional experience and achievements; (ii) such person's position within the company, the scope of his responsibilities and previous compensation arrangements with the company; (iii) the proportionality of such person's compensation in relation to the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person's compensation and the other employees' compensation on the labor relations in the company; (iv) the authority, at the board of director's sole discretion, to lower any variable compensation components or set a maximum limit (cap) on the actual value of the non-cash variable components, when paid; and (v) in the event that the terms of engagement include any termination payments - the term of employment of the departing person, the company’s performance during that term, and the departing person’s contribution to the performance of the company.

In addition, the Companies Law provides that the following matters shall be included in the compensation policy (the “Compensation Policy Mandatory Provisions”): (i) the award of variable components must be based on long term and measurable performance criteria (other than non-material variable components, which may be based on non measurable criteria taking into account the relevant person's contribution to the performance of the company); (ii) the company must set a ratio between fixed and variable pay, set a cap on the payment of any cash variable compensation components as of the payment of such components, and set a cap on the maximum cash value all non-cash variable components as of their grant date; (iii) the compensation policy must include a provision requiring the relevant person to return to the company any compensation that was awarded on the basis of financial figures that were subsequently restated; (iv) equity based variable compensation components should have an appropriate minimum vesting periods, which should be linked to long term performance objectives; and (v) the company must set a clear limit on termination payments.

Amendment No. 20 also introduced new procedures for the approval of compensation arrangements with officers and directors of Israeli public companies (including companies that issued only debentures to the public). Pursuant to the Companies Law following Amendment No. 20, any transaction with an office holder (except directors and the CEO of the company) with respect to such office holder's compensation arrangements and terms of engagement, requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see “Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a 'Public Pyramid Held Company'. For the purpose hereof, a “Public Pyramid Held Company” is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or hers compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder's meeting, provided that the approval of the shareholders' meeting must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the CEO even if the shareholders' meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder's objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the CEO must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see “Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee” in this annual report) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that such transaction with the CEO nominee does not have to be approved by the shareholders of the company, provided that: (i) the CEO nominee is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction is consistent with the provisions of the company's compensation policy. Under the Companies Law, non material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the CEO), require only the approval of the compensation committee.

With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law following Amendment No. 20 provides that such transaction shall be subject to the approval of the compensation committee, the board of directors and the shareholders' meeting. Such transaction must be consistent with the provisions of the company's compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company's compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see “Item 6C. Board Practices –Board of Directors' Committees – Compensation Committee” in this annual report) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company's shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement.

 On January 9, 2014, our shareholders approved our compensation policy, following the favorable recommendation of the Compensation Committee and approval by the board of directors, and took effect thereafter. The full text of the compensation policy was included as Exhibit A to the proxy statement attached to the Company's report on Form 6-K furnished to the Securities and Exchange Commission on December 5, 2013.

The Israeli parliament (the Knesset) has recently approved the new Promotion of Competition and Reduction of Centralization Law, 5774-2013 (the “Centralization Law”), which, among others, imposes new constraints and stricter corporate governance rules on pyramid conglomerates, and forces separation between equity holdings in significant non-financial corporate businesses and equity holdings in significant financial businesses. The Centralization Law has entered into force on December 11, 2013.

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

EER Transaction

For a summary of the EER Transaction, see “Item 7.B. – Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax at a rate of 25% in 2013 (26.5% in 2014).

Capital Gains Tax on Sales of Our Ordinary Shares

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non- Israel resident, if those assets are either: (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance, 1961 [new version] (the “Ordinance”) distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset.

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (26. 5% in 2014). The Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e.,  a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including,  among others, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period)), such gain will be taxed at the rate of 30%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income – 26.5% for corporations in 2014 and a marginal tax rate of up to 50% for individuals in 2014 (including a 2% excess tax for individuals whose taxable income in Israel exceeds 811,560 in 2014).

Notwithstanding the foregoing, capital gains generated from the sale of our securities by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxes provided that all the following cumulative conditions are met: (i) the securities were purchased upon or after the registration of the securities on a stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009); (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributable; and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (the “Israel-U.S. Double Tax Treaty”) exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

Either the purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which the payment to the seller is made is obligated, subject to the above-referenced exemptions, to withhold tax on the Real Capital Gains resulting from a sale of securities at the rate of 25% in respect of a corporation and/or an individual.

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

         Our company is obligated to withhold tax, upon the distribution of a dividend attributed to an Approved Enterprise's/Privileged Enterprise's/Preferred Enterprise's income, from the amount distributed, at the following rates: (i) Israeli resident corporations – 15% (20% if the dividend income is attributable to a benefits plan implemented as of January 1, 2014)  , (ii) Israeli resident individuals – 15%  (20% if the dividend income is attributable to a benefits plan implemented as of January 1, 2014), and (iii) non-Israeli residents – 15% (20% if the dividend income is attributable to a benefits plan implemented as of January 1, 2014) (4% under the Ireland Track), subject to a reduced tax rate under the provisions of an applicable double tax treaty. If the dividend is distributed from an income not attributed to the Approved Enterprise/Privileged Enterprise/Preferred Enterprise, the following withholding tax rates will apply: (a) for securities which are registered and held by a clearing corporation: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25% and (iii) non-Israeli residents - 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty; (b) in all other cases: (i) Israeli resident corporations – 0%, (ii) Israeli resident individuals – 25%/30% (the 30% tax rate shall apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of the distribution or at any time during the preceding 12 months period), and (iii) non-Israeli residents - 25%/30% as referred to above with respect to Israeli resident individuals, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

Distributions on the Ordinary Shares

We currently do not intend to pay dividends for at least the next several years. However, if we make any distributions of cash or other property to a U.S. holder of our ordinary shares, the amount of the distribution for U.S. federal income tax purposes will equal the amount of cash and the fair market value of any property distributed and will also include the amount of Israeli taxes withheld, if any, as described above under “Taxation of Dividends”. In general (and subject to the PFIC rules discussed below), any distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income if the distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If holding period and other requirements are met, dividends paid to non-corporate U.S. holders currently should generally qualify for the reduced maximum tax rate of 20% as long as our common shares remain “readily tradable on an established securities market in the United States,” provided that we are not considered a PFIC (as discussed below) in the taxable year in which the dividend is paid or in any preceding taxable year. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain, and as long-term capital gain if the U.S. holder’s holding period exceeds one year, from the deemed disposition of the ordinary shares (subject to the PFIC rules discussed below). Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

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

Interest Rate Risk

As of December 31, 2013, we have not been involved in transaction of which we were required to pay interest. Hence there was no exposure to interest rate risk.

Equity Price Risk

As of December 31, 2013, we did not have any marketable securities that were recorded at fair value. Hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

We are exposed to financial market risk associated with changes in foreign currency exchange rates.

As of December 31, 2013, we had immaterial amounts of cash in New Israeli Shekels (NIS) or in funds linked thereto.

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

None.

ITEM 14.                   Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.                   Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions to be made regarding required disclosure. Our management  has evaluated the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) of the Exchange Act) as of December 31, 2013. Based on such review, our management concluded that our disclosure controls and procedures were effective as of December 31, 2013.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f).

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

Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992). Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting.

Based on that assessment, our management concluded that as of December 31, 2013 the Company’s internal control over financial reporting was effective.

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

ITEM 16B.                Code of Ethics

Our company has adopted a code of ethics, which applies to all employees, officers and directors, including our principal executive officer or CEO and our principal accounting officer or CFO or other persons performing similar functions. Copies of our code of ethics are available free of charge at our executive offices upon request.

ITEM 16C.                Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu (“Brightman Almagor Zohar & Co.”) for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2013 and for other services rendered as well as for tax return preparation.  In 2012 and 2013, no audit related fees were charged under than stated above by Brightman Almagor Zohar & Co. to the Company.

	2012	2013
	(In thousands)
Audit Fees (1)	$38	$40
Tax Fees (2)	$2	$3

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

No purchases of our equity securities were made in 2013 by an affiliated purchaser.

Item 16F.                   Change in Registrant’s Certifying Accountant

None.

Item 16G.                  Corporate Governance

Not applicable.

Item 16H.                  Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.                   Financial Statements

Not applicable.

ITEM 18.                   Financial Statements

 (i)               Consolidated Financial Statements of RVB as of and for the year ended December 31, 2013 (filed herewith);

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

4.3	Option Agreement between the Registrant and Mazal Resources B.V., dated July 3, 2011(incorporated by reference to Appendix C of Exhibit 99.1 to the Registrant's Form 6-K, filed on July 20, 2011);
4.4	Management Agreement between the Registrant and Greenstone, dated July 14, 2011 (incorporated by reference to Exhibit 99.5 to the Registrant's Form 6-K, filed on July 20, 2011);
4.5	Shareholders' Agreement between the Registrant and Mazal, dated July 3, 2011 (incorporated by reference to Exhibit 99.6 to the Registrant's Form 6-K, filed on July 20, 2011);
4.6	The Registrant's 2011 Share Option Plan (incorporated by reference to Exhibit 4.9 to the Registrant's shell company report on Form 20-F, filed on September 7, 2011);
4.7	Form of Indemnification Agreement (incorporated by reference to Appendix G of Exhibit 99.1 to the Registrant's Form 6-K, filed on July 20, 2011);
4.8	Translation of the Line of Credit Agreement between the Company and Greenstone, dated October 6 2013 (filed herewith);
4.9	Translation of the Line of Credit Agreements between the Company and Greenstone, dated January 6, 2014 (filed herewith);
4.10	Translation of the Line of Credit Agreements between the Company and EER, dated October 6, 2013 (filed herewith);
4.11	Translation of the Line of Credit Agreements between the Company and EER, dated January 6, 2014 (filed herewith);
8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Registrant's annual report on Form 20-F, filed on April 30, 2012);
12.1	Certification of principal executive officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
12.2	Certification required of principal financial officer by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
13.1	Certification of principal executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
13.2	Certification of principal financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

R.V.B. HOLDINGS LTD.

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chairman of the board of directors

By:	/s/ Ofer Naveh
Name: Ofer Naveh
Title: Chief Financial Officer

Date:  April 28, 2014

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2013

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and Shareholders of

R.V.B. HOLDINGS LTD.

We have audited the accompanying consolidated statements of financial position of R.V.B. Holdings Ltd. and its subsidiary (hereafter - "the Group") as of December 31, 2013 and 2012 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Group's management and Board of Directors.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2012 and the results of its operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2013, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

As discussed in Note 1d to the financial statements, the Company has incurred recurring losses and negative cash flows from operations, and the board of directors of the Company decided to cease EER's operations and to act in order to dismantle the demonstration facility in Y'bllin owned by EER and also to implement a significant cost reduction plan in the Group. Therefore, the board of directors and management of the company concluded that the Company is not a going concern.
The Financial statements are prepared in accordance with IFRS as issued by the IASB with appropriate adjustments to reflect the fact that the Company is not a going concern.

/s/ Brightman Almagor Zohar & Co. Brightman Almagor Zohar & Co.
Certified Public Accountants (Isr.) A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, March 13, 2014.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31
		2013	2012
	Note	$ in thousand
Assets

Current assets
Cash and cash equivalents	5	102	2,613
Accounts receivable	6	85	412
		187	3,025

Fixed assets classified as held for sale	8, 13a(8)	1,642	-
Total current assets		1,829	3,025

Non-current assets
Restricted bank deposit	13a(1)	298	266
Fixed assets, net	8	-	11,092
Intangible assets, net	9	-	3,110
Total non-current assets		298	14,468

Total assets		2,127	17,493

Liabilities and equity

Current liabilities
Related party	13a(3),(10)	513	9
Liability in respect of dismantling and vacating fixed assets	2h	175	-
Accounts payable and accruals	10	145	360
Total current liabilities		833	369

Non-current liabilities
Accounts payable and accruals	13a(1)	436	-
Liability to the Office of the Chief Scientist	13b	-	418
Liability in respect of dismantling and vacating fixed assets	2h	-	165
Total non-current liabilities		436	583

Equity attributable to owners of the Company	14	329	13,113
Non-controlling interests		529	3,428
Total equity		858	16,541

Total liabilities and equity		2,127	17,493

/s/ Yair Fudim	/s/ Ofer Naveh
Yair Fudim Chairman of the Board	Ofer Naveh CFO

Approval date of the financial statements: March 13, 2014.

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31
		2013	2012	2011
	Note	$ in thousand

Revenues	13a(9)	-	62	63

Expenses
Operating expenses and facility maintenance	16	2,068	2,952	2,526
Marketing expenses	17	251	549	1,200
Administrative and general expenses	18	956	1,430	1,759
Other expenses	19	12,415	-	-
Total expenses		15,690	4,931	5,485

Loss from ordinary activities		(15,690)	(4,869)	(5,422)

Financing income	20	42	428	54
Financing expenses	20	(47)	(60)	(878)

Total financing expenses, net		(5)	368	(824)

Loss for the year		(15,695)	(4,501)	(6,246)

Total comprehensive loss for the period		(15,695)	(4,501)	(6,246)

Loss and total comprehensive loss attributable to:
Owners of the Company		(12,583)	(3,615)	(5,950)
Non-controlling interests		(3,112)	(886)	(296)

		(15,695)	(4,501)	(6,246)
Loss per share (in $)
Basic and diluted loss per share	15	(0.054)	(0.016)	(0.029)

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the year ended December 31, 2013
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2013	56,885	6,874	64	(50,710)	13,113	3,428	16,541

Changes during the period (unaudited)

Share-based payment	-	-	12	-	12	-	12
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(213)	-	-	(213)	213	-
	-	(213)	12	-	(201)	213	12

Loss for the period	-	-	-	(12,583)	(12,583)	(3,112)	(15,695)

Total comprehensive loss for the period	-	-	-	(12,583)	(12,583)	(3,112)	(15,695)

Balance as of December 31, 2013 (unaudited)	56,885	6,661	76	(63,293)	329	529	858

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

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended on December 31
	2013	2012	2011
	$ in thousand

Cash flows from operating activity
Loss for the year	(15,695)	(4,501)	(6,246)
Adjustments required to present cash flows from operating activity (Appendix A)	13,389	1,233	3,703

Net cash used in operating activity (*)	(2,306)	(3,268)	(2,543)

Cash flows from investment activity
Increase in restricted bank deposit	(11)	(300)	-
Investment in fixed assets	(647)	(60)	(2)

Net cash used in investment activity	(658)	(360)	(2)

Cash flows from financing activity
EER Transaction (Note 7c)	-	-	7,977
Repayment of bank loans	-	(510)	(204)
Proceeds from shareholders loans	453	-	1,466

Net cash provided by financing activity	453	(510)	9,239

Increase (decrease) in cash and cash equivalents	(2,511)	(4,138)	6,694

Balance of cash and cash equivalents at the start of the year	2,613	6,751	57

Balance of cash and cash equivalents at end of the year	102	2,613	6,751

(*) Including cash interest payments in the amount of	-	19	22

(*) Including cash interest receipts in the amount of	20	36	51

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Appendix A – Adjustments required to present the cash flows from operating activity

	For the year ended on December 31
	2013	2012	2011
	$ in thousand

Income and expenses not involving cash flows:

Depreciation and amortization	13,094	1,884	1,874
Interest accrued on loans and others, net	(13)	8	706
Financing income regarding a short term loan	-	(204)	-
Transformation of loan into grant	-	-	701
Loss (profit) arising on financial liabilities at fair value through profit or loss	-	(158)	(52)
Bonus in respect of options to shareholders in connection with the provision of a guarantee	-	-	432
Share-based payments	12	64	422

	13,093	1,618	4,083

Changes in asset and liability items:

Decrease (increase) in accounts receivable	379	(124)	(14)
Decrease in accounts payable and accruals	(83)	(261)	(366)

	296	(385)	(380)

	13,389	1,233	3,703

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

a.	R.V.B. Holdings Ltd. (formerly B.V.R Systems (1998) Ltd.) (the "Company") is an Israeli company incorporated in Israel (the Company changed its name on January 12, 2010).

The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.

b.
On August 31, 2011, the Company completed the transaction, following which E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") became its subsidiary (the "EER Transaction").  As of January 12, 2012 the Company completed the multi-closing of the EER transaction in which it acquired all of EER's shares held by Greenstone Industries Ltd. ("Greenstone") and by S.R. Accord Ltd. ("Accord"), and the majority of EER shares held by certain other EER shareholders, and, as of the date of these financial statements, holds approximately 80% of EER's share capital and 99.1% of EER's voting rights.

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

As part of the working plan of EER, the Board of Directors of the Company (the “Board”) approved an investment of up to US$ 1 million in EER's Yblin Facility. The purpose of the investment was implementing improvements in Yblin Facility which mainly include the replacement of the current processing chamber and preparation of the facility for continuous operation. These improvements have been completed as of June 2013.

During June 2013, EER also conducted an additional trial operation of the Y'bllin Facility that included, among others, a test of the capabilities of the new reactor which operates on EER's technology for treatment of solid waste through Plasma-Gasification-Melting.

Considering EER's financial difficulties and needs as mentioned in note 1d below, on July 29, 2013 the board has decided, after considerable deliberation, to cease the operation of the demonstration facility in Y'bllin and to implement a significant cutback in the personnel of the Company and EER, and following the aforementioned decision, on October 31, 2013, the Board decided to act to dismantle the facility and to sale the systems and equipment. See also notes 7d and 13 a(8) below.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continued):

d.	The Going Concern Assumption

The Company has incurred recurring losses and negative cash flows from operations. As at December 31, 2013, the Company had cash and cash equivalents in a total amount of $102 thousands.

On July 29, 2013 the board of directors of the company has decided to cease the operation of the demonstration facility in Y'bllin owned by EER and to implement a significant cost reduction plan in the Company and in EER. Following the aforementioned decision, on October 31, 2013, the Board decided to act to dismantle the facility and to sale the systems and equipment

Therefore, the board of directors and management of the company concluded that the Company is not a going concern.

The Financial statements are prepared in accordance with IFRS as issued by the IASB with appropriate adjustments to reflect the fact that the Company is not a going concern.

Regarding a line credit received from Greenstone see note 13a(10) below.

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
g.	Consolidated financial statements

(1)	General

The consolidated financial statements incorporate the financial statements of the Company and entity controlled by the Company (its subsidiary).

Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

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

The useful life of an asset is reviewed by the Company's management at the end of each financial year. Changes are treated as changes in estimates and accounted for prospectively.

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

See also note 13a(8).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

i.	Non-current assets held for sale:

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group) and its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

j.	Impairment of tangible and intangible assets other than goodwill:

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

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

(2)	Other financial liabilities

Other financial liabilities (credit, loans, and accounts payable) are initially measured at fair value, net of transaction costs. The value of these financial liabilities is not materially different than their fair value.

m.	Leasing of real estate by the Company

Payments made under operating leases were recognized in the statement of income on a straight-line basis over the term of the lease. Regarding onerous contracts see note 2o below.

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

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as provisions. An onerous contract is considered to exist where the Group has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received from the contract.

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

t.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

Rendering of services

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

u.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the CPI for the last month of the reporting period.

(3)	Data in respect of changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of December 31, 2013	3.471	114.2	114.1
As of December 31, 2012	3.733	112.1	111.9

Rate of change	Change in %
For the year ended December 31, 2013	(7.02)	1.8	1.9
For the year ended December 31, 2012	(2.30)	1.6	1.4
For the year ended December 31, 2011	7.66	2.2	2.5

v.	Accounting treatment of the EER Transaction:

Although in the EER Transaction, mentioned in note 7b below, the Company was the legal purchaser of the rights in EER, the Company had no business activity ("Shell Company") as of the date of the EER transaction and thus does not meet the definition of a Business under IFRS 3, and since the majority of the shareholders of the Company after the completion of transaction (including the completion of the Additional SPA) are former shareholders of EER, this transaction does not meet the definition of a 'Business Combination' under IFRS 3. For accounting purposes the transaction is treated as a capital transaction of EER.

See also notes 7b & 7c.

NOTE 3 –NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS):

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after 1 January 2013 that had or would be expected to have a material impact on the group.

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

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Regarding Impairment of tangible and intangible assets see notes 8 and 9 below.

NOTE 5 – CASH AND CASH EQUIVALENTS

Composed as follows:

	As of December 31
	2 0 1 3	2 0 1 2
	$ in thousand

In Dollars	6	2,382
In New Israel Shekels (NIS)	96	231
	102	2,613

NOTE 6 – ACCOUNTS RECEIVABLE

Composed as follows:

	As of December 31
	2 0 1 3	2 0 1 2
	$ in thousand

Institutions	50	79
Employees	-	2
Prepaid expenses	23	141
Restricted bank deposit	12	53
Advances to suppliers	-	137

	85	412

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – SUBSIDIARY

a.	General

As of December 31, 2013 the Company's only subsidiary is EER.

As mentioned in note 7b(1) below, as of January 12, 2012, RVB completed the multi-closing of EER Transaction in which it acquired all of EER shares held by Greenstone and Accord, and the majority of EER shares held by certain other EER shareholders, and holds 80% of EER's share capital and 99% of EER's voting rights.

Regarding the accounting treatment of the EER transaction see note 2v above and 7c below..

b.	The EER Transaction

Below is a description of the EER Transaction, including a summary of the terms and conditions of the EER Share Purchase Agreement, the Option Agreement, the Voting Agreement and the Services Agreement, and the actions that took place at the closing of the EER transaction on August 31, 2011, (the "Closing Date") in connection therewith:

(1)
At the Closing Date, pursuant to the EER Share Purchase Agreement, the Company acquired all of EER's shares held by Greenstone (6,274,760 ordinary shares of EER), for a total cash consideration of US$ 15,686,900. In addition, the Company acquired all of EER’s share capital held by Accord (1,721,450 ordinary shares of EER), in exchange for 20,054,893 ordinary shares of the Company (each EER share was exchanged for 11.65 ordinary shares of the Company).On October 11, 2011 an initial closing of an Additional SPA was completed with certain EER shareholders. At this closing, the Company issued a total of 38,066,489 ordinary shares of the Company in exchange for a total of 3,267,510 EER shares from these certain EER shareholders.

On January 12, 2012, an additional closing of the Additional SPA with other EER shareholders who elected to become parties to the Additional SPA was completed. At this additional closing the Company issued a total of 55,703,870 ordinary shares of the Company, in exchange for 4,781,448 EER shares of these certain EER shareholders.

(2)
In addition, pursuant to the EER Share Purchase Agreement, the Company was provided with the opportunity, before the lapse of 24 months following the Closing Date, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$ 8,000,000 by purchasing EER ordinary shares at a price per share of US$ 2.5. Since the closing date and until August 31, 2013 (the end of the above mentioned 24 month period) the Company has made an investment in a total amount of approximately $7 million.

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

d.	Additional information regarding EER

(1)
Considering EER's financial difficulties and needs as mentioned in note 1d above, on July 29, 2013 the board has decided, after considerable deliberation, to cease the operation of the demonstration facility in Y'bllin and to implement a significant cutback in the personnel of the Company and EER.

As a result of the cease of operation of the Facility, the Company has recognized a significant impairment loss on the value of its assets in the reported period in a total amount of approximately $12.4 million (see note 19).

Following the aforementioned decision, on October 31, 2013, the Board decided to act to dismantle the facility and to sale the systems and equipment. See also note 13a(8) below.

In addition, the Company and EER are continuing with their efforts to enter into collaborations based on the technology of EER and/or sell the technology.

(2)
In addition, the Company had an immediate need for funding for the period beginning as of the cease of the Facility’s operation. Therefore, the Board approved the receipt of a line of credit from Greenstone in the amount of up to NIS 2 million. For more details regarding the credit line received from Greenstone see note 13a(10) below.

(3)	The Board of Directors of EER approved, on several different dates, allotments of options to shareholders, employees and officers of EER (in this note – “the options”).

As of the date of these financial statements there are options that were allotted to employees, officers and others, which confer approximately 5% of the fully-diluted share capital of EER.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – FIXED ASSETS

A.	Composition and changes:

	Furniture &	Yblin
	equipment	Facility	Total
	$ in thousand
Cost
As of January 1, 2013	212	19,027	19,239
Changes in the accounting year -
Additions	2	532	534
Impairment (**)	-	(9,351)	(9,351)
As of December 31, 2013	214	10,208	10,422

As of January 1, 2012	200	18,979	19,179
Changes in the accounting year -
Additions	12	48	60
As of December 31, 2012	212	19,027	19,239

Accumulated depreciation
As of January 1, 2013	179	7,968	8,147
Changes in the accounting year -
Additions	2	631	633
As of December 31, 2013	181	8,599	8,780

As of January 1, 2012	174	6,500	6,674
Changes in the accounting year -
Additions	5	1,468	1,473
As of December 31, 2012	179	7,968	8,147

Depreciated cost:
As of December 31, 2013	33	1,609	1,642

As of December 31, 2012	33	11,059	11,092

The cost as of December 31, 2013 and 2012 includes:
Capitalized expenses	-	2,348	2,348
Offset of a grant from the Chief Scientist of:	-	271	271

B.
The recoverable amount of the fixed assets was determined according to the management assessment based on data and estimates provided by a third party which EER has entered into an agreement with him in respect of the dismantle of the Yblin facility and the sale of the systems and equipment (after deducting selling expenses). See also note 13 a (8) below.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 –INTANGIBLE ASSETS

a.	Composition and changes:

Know-how for
The Implement of
waste treatment
technology
$ in thousand
Cost
As of January 1, 2013	5,164
Changes in the accounting year -
Impairment	(2,904)
As of December 31, 2013	2,260

As of January 1, 2012	5,164
Changes in the accounting year -
Additions	-
As of December 31, 2012	5,164

Accumulated depreciation
As of January 1, 2013	2,054
Changes in the accounting year -
Additions	206
As of December 31, 2013	2,260

As of January 1, 2012	1,643
Changes in the accounting year -
Additions	411
As of December 31, 2012	2,054

Depreciated cost as of December 31, 2013	-

Depreciated cost as of December 31, 2012	3,110

b.	The depreciation of intangible assets is presented in the statement of comprehensive income under administrative and general expenses.

c.	Material intangible assets:

The balance includes acquisition and development costs of know-how to implement new technology for the treatment of solid waste, bio-medical waste and low and intermediate radioactive waste.

As of January 1, 2008 and after completing one year of trial running of the Yblin facility for the treatment of solid waste ("the facility") the Company began depreciating the know-how.

The know-how is depreciated over a period of 12.5 years, based on the remaining useful life of the main patent registered thereto as of the date of commencement of depreciation.

The Company has numerous patents in respect of the said know-how.

In light of the present financial situation of the Company as mentioned in note 1d above, the Company recognized, during the report period, an impairment of the balance of its intangible assets.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUALS:

Composed as follows:

	As of December 31
	2 0 1 3	2 0 1 2
	$ in thousand

Institutions, net	11	-
Trade payables (mainly in NIS)	32	114
Accrued expenses	42	100
Employees and institutions in respect of payroll (*)	60	146
	145	360

(*) See also note 11.

 NOTE 11 – EMPLOYEE BENEFITS

a.	Composed as follows:

	As of December 31
	2 0 1 3	2 0 1 2
	$ in thousand
Short-term employee benefits:
Payroll, wages and social benefits	43	110
Short-term vacation	17	36
	60	146

b.	Post-employment benefits:

(1)	Plans in respect of severance pay

The Severance Pay Law in Israel requires the Company and its subsidiaries to pay severance pay upon dismissal of an employee or upon termination of employment in other certain circumstances.  In principle, the Severance Pay Law in Israel stipulates that the severance pay amount equals the employee's last salary multiplied by the amount of years in which the employee was employed.

The Group applies to most of its employees Section 14 to the Israeli Severance Pay Act of, 1963, pursuant to which it is exempt from any severance pay liability, subject to it making certain monthly allocations to employees' pension plans. The Group will not have a legal or constructive obligation to make additional payments if the plan does not have sufficient assets to pay the entire employee benefits relating to the employee's service during the current period and in previous periods.

(2)	Paid vacation days

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

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – INCOME TAX

a.	On August 2013 the "Arrangements Law" was published. Pursuant the Arrangements Law the corporate income tax rate will be increased to 26.5% in 2014 (an increase of 1.5%).

b.	The Company and EER received final tax assessments (including assessments considered as final) through to the tax year 2009.

c.
As at December 31, 2013 the Company has carried forward tax losses in the amount of approximately NIS 114 million (approximately $33 million), and EER has carried forward tax losses in the amount of approximately NIS 218 million (approximately $63 million).

d.
In view of the losses for tax purposes and since the Company and EER does not anticipate any taxable income in the foreseeable future, the Company and EER have not recorded deferred tax assets in respect of carry forward losses.

NOTE 13 – COMMITMENTS AND CONTIGENT LIABILITIES

a.	Commitments:

(1)	Lease agreement

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

At the Company's decision to cease the operation of the Yblin Facility, the Company recognized a provision in respect of an onerous contract in a total amount of approximately $589 thousands which represents its obligations under the lease agreement. As at December 31, 2013the balance of this provision is $436 thousands.

As of the date of these financial statements EER in negotiations with Naser to change the lease agreement terms according to the circumstances mentioned above.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(2)	The Kurchatov Institute Agreement

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

(3)	Management service agreements

a.
According to a management service agreement between EER and Greenstone (the “Greenstone Agreement”), Greenstone undertook to provide EER with management services, office services, accounting services and office rental in accordance with EER needs. In consideration for such services, EER undertook to pay Greenstone the sum of NIS 20,000 per month (plus VAT) linked to the Consumer Price Index (in this section – “the management fees”), as of January 2002 (approximately NIS 25,000 as of the date of this report). The term of the management agreement was set at one year, at the end of which the agreement will be renewed automatically for additional one-year periods, and may be terminated by one month’s notice by either party.

In view of the financial condition of EER, since June 2013 the management fees are not being paid and accrued. As at December 31, 2013 the debt management fee is approximately $52 thousands.

b.	Regarding the management service agreement between the Company and Greenstone see note 7b (5) above.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(6)	D&O insurance

On March  2013, the Company’s audit committee and the Board of Directors  approved to renew the  directors’ and officers’ liability insurance for the Company's officers and directors (“D&O insurance policy”) with coverage in an aggregate amount of $7.5 million for a period of one year until March 23, 2015 for a total premium of $ 38,500. This D&O insurance policy is subject to the approval of the Company’s shareholder’s.

(7)	Framework Agreement

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

In addition, EER has agreed to invest $400,000 in the US Company, in consideration of equity in the US Company, which shall constitute 1.9% of the US Company's fully-diluted capital. The first tranche was transferred to the US Company but was subsequently returned to EER, since the investment round did not materialize. Since then, and due, inter alia, to the time which has passed, EER notified the US Company that it will not make the equity investments in the US Company.

(8)	Agreement on dismantling the facility

During November 2013 EER entered into an agreement with a third party (the "Contractor") in connection with dismantle and sale of the Yblin facility and the equipment therein. According to the agreement, the contractor will, at his own expense and responsibility, dismantle and sale the Yblin facility and the equipment therein in accordance with the terms stipulated in the agreement.

In return the company would pay the contractor the sum of NIS 1 million (of which NIS 400 thousands have been paid up front and the remaining sum will be paid with the progress and sales). In addition, the contractor will be entitled to a Commission from the total amount received in respect of such sales, all in accordance with the terms stipulated in the agreement.

See also note 8B.

(9)
During December 2011 EER entered into an agreement with a company from the Czech Republic regarding a feasibility study work to be performed by EER with regard to the design, engineering, construction and operation of a hazardous waste treatment facility.

In consideration for the performance of the study work, EER was entitled to a total sum of US $125,000. A down payment of US $ 63,000 received in December 2011 and was recorded as revenue in 2011. An additional payment of US $ 62,000 was received and recorded as revenue in 2012.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13– COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(10)	Line of Credit

Following the above mentioned regarding the Company's financial situation, the Company had an immediate need for funding for the period beginning as of the cease of the Facility’s operation. Therefore, the Board, following the approval of the Company’s Audit Committee and subject to the approval by the board of directors of Greenstone, approved the receipt of a line of credit from Greenstone in the amount of up to NIS 1 million (the “Line of Credit”) which will bear no interest and will be linked to the consumer price index (“CPI”). The Line of Credit plus any additional amounts due to the indexation to the CPI shall be repaid in one installment within six months as of the day of the approval of the Line of Credit. The board of directors of Greenstone approved the Line of Credit on August 2013.

During November 2013, the Board, following the approval of the Company’s Audit Committee and subject to the approval by the board of directors of Greenstone, approved the receipt of an additional line of credit from Greenstone in the amount of up to NIS 1 million.

As of December 31, 2013 the Company received a total amount of NIS 1.6 million (approximately $461 thousands) from Greenstone and subsequent to the balance sheet date the Company received an additional amount of approximately NIS 0.3 million.

b.	Contingent liabilities:

During 2004 the Israeli office of the Chief Scientist (the "Scientist") approved EER's application to obtain financial assistance for conducting research and development in connection with EER's products. The approval was contingent on the Company's compliance with the provisions of the Israeli Law of Encouragement of Research and Development in Industry, 1984, and on fulfillment of the terms of the approval that include, inter alia, the payment of royalties in respect of revenues from products developed with the assistance of the Chief Scientist.

As of the balance sheet date, EER has received grants in the amount of NIS 1.7 million, the liability in respect thereof was recorded in full in accordance with IAS 20 (before its amendment in 2008).

In August 2010 EER paid royalties of NIS 169 thousands to the Scientist. In February 2012 and January 2013 EER paid additional royalties of NIS 17 thousands to the Scientist.

See also note 2n.

In light of the financial situation of the Company as mentioned in note 1d above, the Company recorded, during the report period, a profit in the amount of approximately $429 thousands for canceling the remaining obligations for royalties' payments to the Scientist, in light of the fact that the company doesn't anticipate revenues from products developed with the assistance of the Chief Scientist.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - SHAREHOLDERS' EQUITY

a.	The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.

b.

	Issued and Outstanding
	December 31
	2013	2012
	Number of shares
Balance as of January 1	232,725,787	177,021,917
Issuance of shares (*)	-	55,703,870

Balance as of December 31	232,725,787	232,725,787

Ordinary shares of NIS 1.00 par value each

(*) See also note 1c.

The authorized ordinary shares of the Company as of December 31, 2013 and 2012 was 400,000,000 shares with a value of NIS 1.00 per share.

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at general meetings of the Company.

c.	Treasury stock

In January 2011 the Company purchased 1,040,000 shares of the Company from its former employees.

The rights attached to these Company shares are suspended until their re-issuance (dormant shares).

d.	Share-based compensation

1.
In 2009, the Company granted a third party, an option to purchase 3,000,000 Ordinary Shares of the Company, at an exercise price per share of $0.18, exercisable for a period of five years. As of December 31, 2013, this option is still outstanding.

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

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - SHAREHOLDERS' EQUITY (continued)

d.	Share-based compensation (continued)

On January 2012, following the approval of the Company's audit committee and board of directors, the Company granted to seven of its and its affiliates employees options to purchase 25,793,156 ordinary shares of the Company with an exercise price of US$ 0.2145 per share (adjusted for future dividend), (including 10,000,000 options to the Company's former CEO), according to the 2011 plan.  On November 2012 the Company granted to additional three of its affiliate employees options to purchase 1,148,593 ordinary shares of the Company, according to the 2011 plan.

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

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – LOSS PER ORDINARY SHARE

The following table summarizes information related to the computation of basic and diluted loss per Ordinary Share for the years indicated:

	Year ended December 31,
	2013	2012	2011
	$ thousands
Loss attributable to Ordinary Shares	(12,583)	(3,615)	(5,950)

Shares (thousands)
Weighted average number of Ordinary Shares used in
basic and diluted loss per Ordinary Share calculation	231,686	231,686	204,861

$

Basic and diluted loss per Ordinary Share	(0.054)	(0.016)	(0.029)

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share:

•	Options granted to Greenstone pursuant to the Management Agreement see note 7b (5) above.

•	Options granted to Mazal pursuant to the Option Agreement see note 7b (3) above.

•	Additional options see note 13d above.

NOTE 16 – OPERATING EXPENSES AND FACILITY MAINTENANCE:

Composed as follows:

Year ended December 31,
2013	2012	2011
$ thousands

Payroll and related expenses	606	745	671
Car maintenance	62	67	68
Professional services	44	110	29
Maintenance of the facility's site	528	554	285
Depreciation and amortization (*)	828	1,472	1,464
Other	-	4	9
Total operating and facility maintenance results	2,068	2,952	2,526

(*) See also notes 8 and 9 regarding the depreciation of the Yblin facility and know-how.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – MARKETING EXPENSES AND BUSINESS DEVELOPMENT:

Composed as follows:

	For the year ended December 31
	2013	2012	2011
	$ in thousand
Payroll and related expenses	79	244	109
Share-based payment	6	32	211
Loan which became a grant	-	-	351
Management fees (see note 22)	-	-	101
Car maintenance	4	3	1
Professional services	159	198	340
Overseas travel	-	69	84
Advertising	3	3	3
Total marketing expenses	251	549	1,200

NOTE 18 – ADMINISTRATIVE AND GENERAL EXPENSES:

Composed as follows:

For the year ended December 31
2013	2012	2011
$ in thousand

Payroll and related expenses	89	175	85
Share-based payment	6	32	211
Loan which became a grant	-	-	351
Management fees (see note 22)	85	132	240
Car maintenance	-	35	12
Professional services	434	353	252
Office maintenance	100	146	150
Depreciation and amortization	103	411	410
Taxes (*)	-	31	47
Other	139	115	1
Total administrative and general expenses	956	1,430	1,759

(*) See also note 12.

NOTE 19 – OTHER EXPENSES:

Composed as follows:

For the year ended December 31
2013	2012	2011
$ in thousand

Impairment of assets (see notes 8 and 9)	12,255	-	-
Provision regarding an onerous contract (see note 13a(1))	589	-	-
Write-off of a liability to the Office of the Chief Scientist (see note 13b)	(429)	-	-
Total other expenses	12,415	-	-

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – FINANCING INCOME (EXPENSES), NET:

Composed as follows:

For the year ended December 31
2013	2012	2011
$ in thousand
Financing expenses
Long-term loans	-	-	(83)
Short-term loans	-	(13)	(795)
Others	(47)	(47)	-
	(47)	(60)	(878)
Financing income
Long-term loans	-	-	3
Short-term loan	-	204	-
Options at fair value through profit and loss (note 7d(3))	-	158	-
Short-term deposits	42	66	51
	42	428	54
	(5)	368	(824)

NOTE 21 – FINANCIAL INSTRUMENTS:

a.	Capital management policy

The Company's capital structure consists of debt, which includes the line of credit from Greenstone described in note 13a(10) and the shareholders' equity, which includes issued share capital, capital reserve and retained earnings as described in the statement of changes in equity.

b.	The main accounting policies

Details on the main accounting policies and the adopted accounting methods, including the terms for recognition, the measurement basis and the basis for recognizing revenue and expenses in connection with each group of financial assets, financial liabilities and capital instruments, are set forth in note 2.

c.	Groups of financial instruments:

	As of December 31
	2 0 1 3	2 0 1 2
	$ in thousand
Financial assets
Loans and receivables (including cash and cash equivalents)	462	3,150

Financial liabilities
Financial liabilities measured at amortized cost	1,269	952

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

During 2013 there was no change in the Company’s exposure to currency risk or in the way the Group manages or measures the risk.

The carrying values of financial assets and liabilities in foreign currency are set forth in notes 5, 6, 10, and 13b.

f.	Liquidity risk management

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

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

a.	Transactions with interested parties and related parties:

(1)
On January 2012, the board of directors of the Company approved the appointment of Mr. Ofer Sandelson as the Company's Chief Executive Officer (CEO) as of January 8, 2012. On November 18, 2012, Mr. Ofer Sandelson has notified the Company that he has decided to terminate his employment with the Company and with its subsidiary company EER. In accordance with Mr. Sandelson employment agreement with the Company and EER, he terminated his employment upon three months prior notice (during February 2013). Regarding options granted to Mr. Sandelson see note 14 above.

(2)	On March 18, 2013, the board of directors of the Company resolved to appoint Mr. Giora Gutman to serve as the chief executive officer (CEO) of the Company and its subsidiary EER.

The Company's compensation committee and board of directors approved a Services Agreement between the Company and Inbal Natural Gas and Fertilizers Industries Ltd. (“Inbal”), pursuant to which Mr. Giora Gutman shall serve as the CEO of the Company and its subsidiary, E.E.R.

Pursuant to the Services Agreement, Mr. Gutman will devote 50% of his work time to serve as the chief executive officer of the Company and EER. In consideration of Mr. Gutman's services Inbal will be entitle for a total amount of NIS 50,000 (plus VAT) per month, and Mr. Gutman will be entitled to reimbursement for reasonable expenses relating to his office. In addition, Mr. Gutman shall be granted options to purchase 9,000,000 ordinary shares of the Company under the Company's 2011 share option plan, with an exercise price of $0.065 per share.

The term of the Services Agreement is of three years, commencing March 18, 2013, provided that each party may terminate the Services Agreement, with or without cause, upon a ninety-day written notice to the other party.

The compensation terms of Mr. Gutman, as detailed above, have been approved by the Company's shareholders on May 23, 2013.

Mr. Giora Gutman, has notified the Company on July 25, 2013, that he has decided to terminate his services agreement with the Company and with EER as the Company’s and EER’s CEO. In accordance with Mr. Gutman’s services agreement with the Company, he terminated his services as CEO on October 25, 2013.

(3)	Regarding a management agreement between EER and Greenstone see note 13a(3).

(4)	Regarding the Management Agreement between the Company and Greenstone including options granted to Greenstone, see note 7b (5).

(5)	Regarding options granted to directors of the Company see note 14d (3).

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES (continued):

b.	The amounts recorded in respect of transactions with interested parties and related parties are presented below:

For the year ended December 31
2013	2012	2011
$ in thousand
Management fees to EER's former CEO
(excluding share-based payment)	84	-	232

Loan to EER's former CEO which became a grant	-	-	702

Payroll and related expenses – former CEO	22	244	-

Management fees	-	-	54

Management fees to Greenstone	85	132	55

Share-based payment	-	7	422

Financing expenses	-	-	959

Financing income	-	158	3

c.	Balances with interested parties and related parties:

	As of December 31
	2 01 3	2 01 2
	$ in thousand

Accounts payable and accruals (see note 11)	513	9

d.	For additional information, see also notes 7 and 13.

e.	Remuneration of key executives:

For the year ended December 31
2013	2012	2011
$ in thousand

Short-term benefits	106	244	530
Share-based payment	-	7	422
	106	251	952