Form 20-F/A
period 2013-12-31
R.V.B. Holdings Ltd
filed 2014-12-29
CIK 1064411

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

Moshe Aviv Tower, 53rd floor, 7 Jabotinsky St., Ramat Gan, 52509 Israel
(Address of principal executive offices)

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

Yes ☐        No ☒

EXPLANATORY NOTICE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2013, originally filed with the Securities and Exchange Commission on April 28, 2013 (“Form 20-F”), is being filed solely to revise the certifications of the Company’s Chairman of the board of directors and Chief Financial Officer filed as Exhibits 12.1, 12.2 to include inadvertently omitted language.

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

Date:  December 29, 2014