Form 20-F
period 2014-12-31
R.V.B. Holdings Ltd
filed 2015-05-14
CIK 1064411

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F
 (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Amot Mishpat Bldg., 8 Shaul Ha’Melech Blvd., Tel Aviv 64733, Israel
(Address of principal executive offices)

Mordechai Shalev, Adv., Temporary Liquidator, +972-3-696-9994,
Amot Mishpat Bldg., 8 Shaul Ha’Melech Blvd., Tel Aviv 64733, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 232,725,787 Ordinary Shares, par value NIS 1.00 per share, as of December 31, 2014 (not taking into account 1,040,000 dormant shares of the Registrant which are held by the Registrant).

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

Yes ☐   No ☒

ii

TABLE OF CONTENTS

Page
INTRODUCTION
PART I

iii

INTRODUCTION

R.V.B. Holdings Ltd. (“RVB”) (formerly B.V.R. Systems (1998) Ltd.), is an Israeli company that was formed in January 1998 to receive all of the assets and liabilities of the defense related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. RVB (then, BVR) commenced operations as an independent company effective as of January 1, 1998. In November 2009, RVB sold substantially all of its assets and liabilities, including the brand name “B.V.R.”, to Elbit Systems Ltd. (“Elbit”) and, subsequent to the sale, in January 2010 changed its name to R.V.B. Holdings Ltd. RVB was controlled by Mr. Aviv Tzidon until March 2010, when Greenstone Industries Ltd. (“Greenstone”), purchased from A.O. Tzidon (1999) Ltd. and Aviv Tzidon the control of RVB as of that date. As of January 12, 2012, RVB completed the multi-closing transaction in which it acquired all of E.E.R. Environmental Energy Resources (Israel) Ltd.’s (“EER”) shares held by Greenstone and by S.R. Accord Ltd., and the majority of EER shares held by certain other EER shareholders, and, as of the date of this annual report, holds approximately 80% of EER’s share capital (approximately 75% on a fully-diluted basis) and approximately 99% of EER’s voting rights (as a result of the Voting Agreement as described below).

On April 2, 2015, following Greenstone’s petition to the Tel Aviv District Court, or the Court, due to the financial and business condition of the Company, the Court appointed Adv. Mordechai Shalev as the temporary liquidator of the Company, or Temporary Liquidator, in order to obtain and realize the Company assets, investigate the conduct of the Company. In addition, the Temporary Liquidator may be granted with additional powers as may be determined by the Court. For more information, see “ITEM 8. Financial Information – 8.A. Consolidated Statements and Other Financial Information – Legal Proceeding.”

The following is the annual report on Form 20-F for the fiscal year ended December 31, 2014, of R.V.B. Holdings Ltd. The terms “we”, “us”, “our”, “the Company” and “RVB”, as used in this annual report, mean R.V.B. Holdings Ltd.  unless otherwise indicated.

All references herein to “dollars” or “US$” are to United States Dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

FORWARD LOOKING STATEMENTS

In addition to historical information, this annual report contains forward-looking statements. Some of the statements discussed in “Item 3.D. Risk Factors” and elsewhere in this report contain forward-looking statements. Statements that use the terms “believe”, “anticipate”, “expect”, “plan”, “intend”, “estimate”, “project” and similar expressions in the affirmative and the negative are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on current assumptions, expectations, estimates and projections with respect to, among others, the financial conditions of EER and RVB. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report under “Item 3.D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission (the “SEC”).

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

The selected data presented below under the captions “Statement of Operations Data,” and “Statements of Financial Position Data” as of and for each of the years in the five-year period ended December 31, 2014, are derived from the audited consolidated financial statements of the Company. The consolidated financial statements as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements and the related notes. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

As described below, although RVB is the legal acquirer, for accounting purposes the EER Transaction (as defined below) was treated as a capital transaction of EER and the financial data of previous years (comparative numbers) presented in this annual report is based upon the consolidated financial statements of EER for the years then ended. As of the date of this annual report, we do not have any other business activity aside from EER’s business.

As of February 2015, the Company completed the evacuation from EER’s demonstration facility located near the village of Y’bllin, in Northern Israel (the “Y’bllin Facility”). Therefore, the board of directors and management of the Company concluded that the Company is not a going concern. The financial statements are prepared with appropriate adjustments to reflect the fact that the Company is not a going concern.

For additional information, see “Item 7.B. Related Party Transactions – The EER Transaction” in this annual report.

	Year ended December 31,
	2014	2013	2012	2011	2010
Statement of Operations Data:	(US$ in thousands)

Revenues	-	-	62	63	-

Expenses
Operating expenses and facility maintenance	264	2,068	2,952	2,526	2,590
Marketing expenses	-	251	549	1,200	1,256
Administrative and general expenses	483	956	1,430	1,759	1,793
Other expenses	884	12,415		-	98
Total expenses	1,631	15,690	4,931	5,485	5,737

Loss from ordinary activities	(1,631)	(15,690)	(4,869)	(5,422)	(5,737)

Financing income	84	42	428	54	17
Financing expenses	(49)	(47)	(60)	(878)	(1,917)

Total financing expenses, net	35	(5)	368	(824)	(1,900)

Loss for the year	(1,596)	(15,695)	(4,501)	(6,246)	(7,637)

Loss attributable to:
Owners of the Company	(1,316)	(12,583)	(3,615)	(5,950)	(7,637)
Non-controlling interests	(280)	(3,112)	(886)	(296)	-

	(1,596)	(15,695)	(4,501)	(6,246)	(7,637)

Basic and diluted loss per Ordinary Share (in US$)	(0.006)	(0.054)	(0.016)	(0.029)	(0.041)

Weighted average number of Ordinary Shares used in basic and diluted loss per
Ordinary Share calculation (*)	231,686	231,686	231,686	204,861	187,507

(*) The number of ordinary shares as of the periods before the completion of the EER Transaction were adjusted according to the exchange ratio (11.65 shares of the Company for each share of EER) applied in the EER Transaction.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(US$ in thousands)
Consolidated statement of position:
Cash and cash equivalents	12	102	2,613	6,751	57
Fixed assets, net	123	1,642	11,092	12,505	13,967
Intangible assets, net	-	-	3,110	3,521	3,931
Total assets	302	2,127	17,493	23,015	18,695
Banks credits and loans	-	-	-	603	4,529
Shareholders loans and convertible	-	-	-	-	8,579
Equity attributable to owners of the Company	(926)	329	13,113	17,076	4,236
Non-controlling interests	198	529	3,428	3,902	-
Total equity	(728)	858	16,541	20,978	4,236

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

Risks Related to our Business

We do not have sufficient funds to finance our operations and decided to cease our operations.

We have incurred recurring losses and negative cash flows from operations throughout the years. We incurred net losses of approximately US$ 1,596 thousands in 2014, approximately US$ 15,695 thousand in 2013 and approximately US$4,501 thousand in 2012. Since we did not have sufficient funds to finance our operations and working plan, our board of directors has decided to cease the operation of the Y’bllin Facility owned by EER and to implement a significant cost reduction plan in the Company and in EER. Following the aforementioned decision, on October 31, 2013, our board of directors decided to act to dismantle the Y’bllin Facility and to sell the systems and equipment. Therefore, our board of directors and management has concluded that the Company is not a going concern. As of February 2015, the Company completed the evacuation from the Y’bllin Facility, the sale of the systems and equipment and ceased all operations.

On April 2, 2015, following Greenstone’s petition to the Tel Aviv District Court, or the Court, due to the financial and business condition of the Company, the Court appointed Adv. Mordechai Shalev as the temporary liquidator of the Company in order to obtain and realize the Company assets, investigate the conduct of the Company. In addition, the Temporary Liquidator may be granted with additional powers as may be determined by the Court. For more information, see “ITEM 8. Financial Information – 8.A. Consolidated Statements and Other Financial Information – Legal Proceeding.”

If we are considered a shell company, we may be subject to various restrictions and requirements under the U.S. Securities Laws.

Following the evacuation from the Y’bllin Facility, we ceased conducting any operating activity and substantially all of our assets currently consist of cash. Accordingly, we may be deemed to be a “shell company”, defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934 as (1) a company that has no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Our characterization as a shell company may subject us to various restrictions and requirements under the U.S. Securities Laws.  In the event we consummate a transaction that will cause us to cease being a shell company, we will be required to file a report on Form 20-F within four business days of the closing of such transaction.  The Form 20-F is required to include full disclosure with respect to the acquired business and our post-transaction status, including financial statements reflecting the affect of the transaction on our financial position.  This requirement may delay the closing of a prospective business combination or limit our ability to consummate certain business combinations.

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

Currency fluctuations may affect the value of our assets and decrease our earnings

The devaluation of the U.S. dollar against the NIS may decrease the value of our assets and could impact our business. We anticipate that a significant portion of our and EER’s expenses will continue to be denominated in NIS.

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

We are incorporated under Israeli law. The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association (“Articles of Association”) and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 10.B. Additional Information – Memorandum and Articles of Association”

EER has received grants from the Office of the Chief Scientist in Israel, and it is therefore obligated to pay certain royalties to the Israeli government from sales of its products, and it is bound by the provisions of the Israeli Research and Development Law.

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

ITEM 4.                 Information on the Company

A.            History and Development of the Company

Our legal and commercial name is R.V.B. Holdings Ltd. The office of our Temporary Liquidator is located at Amot Mishpat Bldg., 8 Shaul Ha’Melech Blvd., Tel Aviv 64733, Israel, and his telephone number is +972 (3) 696-9994.

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

In July 2013, our board of directors resolved to cease operation of the Y’bllin Facility and to implement a significant cutback in the personnel of our company and its subsidiary, EER. On October 31, 2013, our board of director decided to act to dismantle the Y’bllin Facility and to sell the systems and equipment. As of February 2015, the Company completed the evacuation from the Y’bllin Facility, the sale of the systems and equipment and ceased all operations.

On April 2, 2015, following Greenstone’s petition to the Tel Aviv District Court, or the Court, due to the financial and business condition of the Company, the Court appointed Adv. Mordechai Shalev as the temporary liquidator of the Company in order to obtain and realize the Company assets, investigate the conduct of the Company. In addition, the Temporary Liquidator may be granted with additional powers as may be determined by the Court. For more information, see “ITEM 8. Financial Information – 8.A. Consolidated Statements and Other Financial Information – Legal Proceeding.”

From October 1998 until March 2001, our ordinary shares traded on the NASDAQ National Market. Between March 2001 and February 2003, our ordinary shares traded on the NASDAQ Small Cap Market under the symbol BVRSF.  From February 2003 until March 2010 our ordinary shares quoted on the Over the Counter Bulletin Board under the symbol BVRSF.OB. From March 2010 to April 2014, our ordinary shares have been quoted on the Over the Counter Bulletin Board under the symbol, RVBHF, which reflects our name change to R.V.B. Holdings Ltd. Since May 1, 2014, our ordinary shares have been quoted on OTC Pink.

Capital Expenditures

We had no material capital expenditures during the years 2014, 2013 and 2012. See also “EER’s Business Overview” in Item 4.B. below.

4.B.        Business Overview

General

On August 31, 2011, we completed the EER Transaction (on January 12, 2012, both closings of EER Transaction were completed), following which, EER became our subsidiary. For additional information, see “Item 7.B. Related Party Transactions – The EER Transaction” in this annual report. Below is a description of EER’s business.

EER’s Business Overview

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

In early 2007, EER completed the construction of the Y’bllin Facility. Over the years 2007-2009, several demonstrations were held using the Y’bllin Facility. As part of the working plan of EER, the board of directors approved an investment of up to US$1 million in the Y’bllin Facility. The purpose of the investment was to make improvements to the Y’bllin Facility, which primarily involved the replacement of the current processing chamber and preparation of the facility for continuous operation. These improvements have been completed as of June 2013. In June 2013, EER conducted a trial operation of the Y’bllin Facility, included among others, a test of the capabilities of the new reactor which operates on EER’s technology for treatment of solid waste through Plasma-Gasification-Melting.

In July 2013, our board of directors had resolved, after considerable deliberation, to cease operation of the Y’bllin Facility and to implement a significant cutback in the personnel of our Company and its subsidiary, EER. Following such decision of our board of directors, on October 31, 2013, our board of directors resolved to act to dismantle the facility and to sale the systems and equipment. As of February 2015, the Company completed the evacuation from the Y’bllin Facility, the sale of the systems and equipment and ceased all operations.

Material Agreements

The Lease Agreement

In July 2012, EER renewed the Lease Agreement (originally entered into in September 2007) with Naser Recycling Ltd. (“Naser”), with respect to the ground on which the Y‘bllin Facility is located (the “Lease Agreement”) for a period of five years (the “Lease Period”). The monthly rent for the first 18 months of the Lease Period is NIS 40 thousand (approximately US$10 thousand) and NIS 45 thousand (approximately US$11 thousand) for the remaining Lease Period. All the amounts mentioned above are linked to the CPI and do not include VAT. The payment of the rent will be paid for each year of lease in advance. Pursuant to the terms of the Lease Agreement, the Y’bllin Facility is the property of EER, and EER is responsible for disassembling the Y’bllin Facility and removing it from the property at the end of rental period. It was further agreed that to secure EER’s commitments pursuant to the Lease Agreement, EER gave Naser a bank guarantee in the amount of US$250,000.

On June 30, 2014, EER has entered into an amendment to the Lease Agreement with Naser pursuant to which the parties have agreed to terminate the lease agreement upon the evacuation of EER from the property until December 15, 2014. Additionally, Naser has agreed to gradually decrease EER’s bank guarantee commitment to NIS 500,000. On February 11, 2015, EER has entered into an additional agreement with Naser, pursuant to which the parties have agreed to terminate the Lease Agreement, on the evacuation of EER from the Y’bllin Facility and the sale of certain assets by EER to Naser for NIS 480,000 plus VAT in several installments. Additionally, Naser has agreed to terminate the remaining EER bank guarantee commitment in the amount of NIS 500,000. This agreement was part of the Company’s resolution to cease operation of the Y’bllin Facility and to act to dismantle the facility and sell EER’s systems and equipment. As of February 2015, the Company completed the evacuation from the Y’bllin Facility, the sale of the systems and equipment and ceased all operations.

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

In light of EER’s financial condition, since June 2013, Greenstone has agreed that such management fees shall be accumulated. As at December 31, 2014, EER’s outstanding debt pursuant to the Greenstone Agreement is approximately US$ 140 thousands.

Regarding the management services agreement between the Company and Greenstone, see “Item 7.B. Major Shareholders and Related Party Transactions” below.

Qualisense Agreement

On November 19, 2013, EER entered into an agreement with Qualisense Technologies Ltd. (“Qualisense”) under which Qualisense shall disassemble the Y’bllin Facility and will act to sell all of its main parts for a total fee of NIS 1 million (approximately US$ 285 thousands). In addition to such fee, Qualisense shall be entitled to a commission payment in accordance with the provisions of the agreement. As of the date of this Annual Report, Qualisense has not fulfilled its obligation under this agreement and EER claims against Qualisense for violations of the agreement, inter alia, because of non-compliance with the time schedule specified in the agreement and leaving the site before completing the dismantle and sale of the Y’bllin Facility. EER is currently considering taking further steps against Qualisense.

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

As of the date of this annual report, EER has received a total of NIS 1.7 million (approximately US$0.5 million), out which an amount of NIS 0.2 million (approximately US$0.05 million) has been repaid to date by EER.

Intellectual Property

EER had maintained eight families of patent application and patents in and outside of Israel. As of December 31, 2013, EER has ceased on paying the annual fees for many of its patents and therefore such patents are no longer EER intellectual property.

Government Regulations

The Encouragement of Industrial Research and Development Law, 1984

EER has received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, or the OCS, for the financing of a portion of its research and development expenditures in Israel, pursuant to the R&D Law. Under the R&D Law, royalties on the revenues derived from sales of products (and related services) developed (in all or in part) according to, or as a result of, the OCS funded plans are payable to the Israeli government, at annual rates which are determined under the R&D Regulations, up to the aggregate amount of the grants received by the OCS, plus annual interest (as defined in the R&D Regulations). Any intellectual property developed using the OCS funds must be fully and originally owned by the Israeli company which received such funds. The R&D Law restricts the ability to transfer abroad know-how funded by the OCS. Transfer of such know-how to a foreign entity requires prior approval from the OCS, and is subject to payment of a redemption fee to the OCS calculated according to formulas provided under the R&D Law. As of the date of this annual report, EER has received a total of NIS 1.7 million (approximately US$ 0.5 million), out which an amount of NIS 0.2 million (approximately US$ 0.05 million) has been repaid to date by EER.

4.C.        Organizational Structure

We currently own approximately 80% of EER’s share capital and approximately 99% of its voting rights (as a result of the Voting Agreement as described below), which, as of the date of this annual report, is our only subsidiary. Greenstone beneficially owns approximately 35.88% of our outstanding share capital (excluding 1,040,000 dormant shares held by us).

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

On August 31, 2011, we completed the EER Transaction following which EER has become our subsidiary. As of January 12, 2012, we completed the multi closings of the EER Transaction and as of the date of this annual report, we hold approximately 80% of EER’s share capital and approximately 99% of EER’s voting rights (as a result of the Voting Agreement as described below).

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

The Company has incurred recurring losses and negative cash flows from operations, and the board of directors of the Company decided to cease EER’s operations and to act in order to dismantle Y’bllin Facility owned by EER and also to implement a significant cost reduction plan in the Group. As of February 2015, the Company completed the evacuation from the Y’bllin Facility, the sale of the systems and equipment and ceased all operations.  Therefore, the board of directors and management of the company concluded that the Company is not a going concern. The Financial statements are prepared in accordance with IFRS as issued by the IASB with appropriate adjustments to reflect the fact that the Company is not a going concern.

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

For a further description of RVB’s material accounting policies, please read Note 2 to RVB’s financial statements for the year ended December 31, 2014, starting on page F-1 of this annual report.

5.A.         Operating Results

Year Ended December 31, 2014, Compared to Year Ended December 31, 2013

The loss for 2014 amounted to US$1.596 million, decreasing US$14.099 million from the US$15.695 million loss in 2013, mainly due to due to the decision to cease operation of the Y’bllin Facility and to implement a significant cutback in the personnel of our company and EER, as mentioned above.

Revenues

No revenues have been recorded for the years 2014 and 2013.

Operating Expenses and Facility Maintenance

Operating and facility maintenance expenses in 2014, amounted to US$0.3 million decreasing US$1.8 million from the US$2.1 million in 2013, mainly due to the decision to cease operation of the Y’bllin Facility and to implement a significant cutback in the personnel of our company and EER, as mentioned above.

Marketing Expenses

We had no marketing expenses in 2014, decreasing US$0.3 million from the US$0.3 million in 2013, mainly due to the decision to cease operation of the Y’bllin Facility.

General and Administrative Expenses

General and administrative expenses in 2014 amounted to US$0.5 million, decreasing US$0.5 million from the US$1.0 million in 2013, mainly due to efficiency measures taken by the Company.

Financing Expenses, Net

Financing income, net, in the years 2014 and 2013 was an immaterial amount.

Other Expenses

Other expenses, net, in 2014 amounted to US$0.9 million, decreasing US$11.5 million from US$12.4 million in 2013. The other expenses during 2014 were mainly regarding an impairment loss of tangible and intangible assets.

Year Ended December 31, 2013, Compared to Year Ended December 31, 2012

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

Operating Expenses and Facility Maintenance

Operating and facility maintenance expenses in 2013 amounted to US$2.1 million decreasing US$0.8 million from the US$2.9 million in 2012, mainly due to the decision to cease operation of the Y’bllin Facility and to implement a significant cutback in the personnel of our company and EER, as mentioned above.

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

Other Expenses

Other expenses, net, in 2013 amounted to US$12.4 million. In 2012 we had no other expenses. The other expenses during 2013 were mainly regarding an impairment loss of tangible and intangible assets. For further description, please see Notes 8 and 9 to RVB’s financial statements for the year ended December 31, 2013, starting on page F-1 of the Company’s 2013 annual report filed with the SEC on Form 20-F on April 28, 2-14.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

The following table presents information about the rate of inflation in Israel, the rate of devaluation of the NIS against the dollar, and the rate of inflation in Israel adjusted for the devaluation:

Year ended December 31	Israeli inflation % rate	Devaluation of the NIS rate %	Israeli inflation adjusted for devaluation %
2010	2.7	(6)	8.7
2011	2.2	7.7	(5.5)
2012	1.6	(2.3)	3.9
2013	1.8	(7.0)	8.8
2014	(0.2)	12	(12.2)

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

Effective Corporate Tax Rate

The Israeli corporate tax rate applicable to Israeli resident companies in 2014 was 26.5%.

5.B.         Liquidity and Capital Resources

Cash flows used in operating activities during 2014 amounted to US$0.6 million. Cash flows during 2014 were mainly used to finance the Company's and EER’s current expenses.

Cash flows provided in investment activities during 2014 amounted to US$0.2 million, mainly relating to a decrease in a restricted bank deposit.

Cash flows provided by financing activities during 2014 amounted to US$0.3 million. Cash flows during the reporting period were provided by proceeds from Greenstone according to the credit line agreements as described below.

As of the date of this annual report, EER has no material revenues and has negative cash flows from operating activities. On July 2013, the board of directors has decided to cease the operation of the Y’bllin Facility owned by EER and to implement a significant cost reduction plan in the Company and in EER. Following the aforementioned decision, on October 31, 2013, our board of directors decided to act to dismantle the Y’bllin Facility and to sale the systems and equipment. As of February 2015, the Company completed the evacuation from the Y’bllin Facility, the sale of the systems and equipment and ceased all operations. Therefore, the board of directors and management has concluded that the Company is not a going concern.

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

5.F.         Tabular Disclosure of Contractual Obligations

As of December 31, 2014, we had no contractual obligations of the type required to be disclosed in this section.

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

ITEM 6.                 Directors, Senior Management and Employees

6.A.        Directors and Senior Management

Until April 2, 2015, the Company’s board of directors comprised of Yair Fudim, chairman, Mordechai (Moti) Menashe, Jonathan Regev, Alicia Rotbard and Gedaliah Shelef. In addition, Ofer Nave served as the Company’s chief financial officer. On April 2, 2015, upon the appointment of a Temporary Liquidator by the Court and in accordance with the Companies Ordinance, 5743-1983, the authorities of the directors ceased and Ofer Nave ceased to serve as the Company’s chief financial officer. As such, as of May 14, 2015, Mordechai Shalev, Adv., the Temporary Liquidator, age 58, serves as the Company’s sole officer and the Company has no appointed directors.

6.B.        Compensation

During 2014, no compensation was paid or is payable to persons who served as our executive officers.

During 2014, the total amount paid or payable to our directors for the year ended December 31, 2014, was approximately US$40 thousand.

On January 9, 2014 our shareholders approved the Company’s compensation policy. The full text of the compensation policy was included as Appendix A to the proxy statement attached to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on December 5, 2013. In light of the liquidation procedure, as of May 14, 2015, there are no executive officers or directors that are subject to the compensation policy.

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

The Companies Law provides that a person, who is, directly or indirectly subordinated to the chief executive officer of a public company, may not serve as the chairman of its board of directors. In addition, neither the chief executive officer nor his relative is eligible to serve as chairman of the board of directors (and vice versa), unless such nomination was approved by a majority of the company’s shareholder for terms not exceeding three years each, if either: (i) such majority included at least two thirds of the voting shareholders (the votes of abstaining shareholders shall not be included in the number of the said total votes) which are not controlling shareholders and have no personal interest in the decision; or (ii) the aggregate number of shares voting against the proposal did not exceed 2% of company voting shareholders.

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

Upon the appointment of the Temporary Liquidator by the Court and in accordance with the Companies Ordinance, 5743-1983, the authorities of the directors ceased and the Company currently has no board of directors or appointed directors.

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint no less than two external directors. The Companies Law provides that a person may not be appointed as an external director if the person is a relative of a controlling shareholder or if the person or the person’s relative, partner, employer or anyone to whom that person is subordinate to, whether directly or indirectly, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company, any relative of the company’s controlling shareholder or any entity controlled by the company or by its controlling entity; and in the event that the company does not have a controlling shareholder or a shareholder holding 25% or more of the voting rights in the company - any affiliation to the chairman of the board of directors, to the general manager (chief executive officer), to a shareholder holding 5% or more of the company’s shares or voting rights, or to the senior financial officer as of the date of the person’s appointment. The term “affiliation” under the Companies Law includes:

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; or

●
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

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or certain professional qualifications. At least one external director must possess accounting and financial expertise and the other external directors are to possess professional qualifications as defined by regulations to the Companies Law.  Financial and accounting expertise require such external director to possess a high level of understanding in business matters due to his or her education, experience and skills, such that he or she can read and understand financial statements in depth and be able to initiate a discussion with respect to the manner in which the financial data is presented therein. A company’s board of directors is to determine such candidate’s qualifications based on his or her education, experience and knowledge regarding financial and control matters in companies of similar size and in a similar industry, his or her understanding of the function of the company’s auditor and his or her knowledge of preparation and approval of financial statements under the Companies Law and the Israeli Securities Law, 5728-1968.

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

Until the lapse of two years from termination of office, a company, its controlling shareholder or a corporation controlled by the controlling shareholder may not grant that former external director, nor his spouse or children, any benefits, either directly or indirectly, including the prohibition to engage one of the persons above to serve as an office holder at the company or at a corporation controlled by the controlling shareholder, nor employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. The abovementioned prohibition also applies for a relative who is not the former external director’s spouse or children - until the lapse of one year period from the date that the external director has ceased to act as an external director.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

●
The total number of votes for the appointment of the external directors, excluding abstentions, shall include the votes of at least a majority of the shares represented at the meeting in person or by proxy, which are not held by controlling shareholders of the company nor by shareholders who have a personal interest in such appointment (excluding a personal interest which did not result from the shareholder’s relationship with the controlling shareholder); or

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

We compensated our two external directors and our independent director in accordance with regulations promulgated under the Companies Law.

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

On May 14, 2014, our annual general meeting of shareholders re-appointed Ms. Alicia Rotbard to serve as external director for a term of three years starting July 10, 2014. On January 4, 2014, at the Company’s special general meeting of shareholders, we re-appointed Mr. Jonathan Regev to serve as an external director for additional three years, effective as of April 22, 2013. At the Company’s annual general meeting held on May 14, 2014, we re-appointed Prof. Gedaliah Shelef as an independent director of the Company under the Companies Law. The re-appointment and re-classification of Prof. Shelef as an independent director under the Companies Law was approved by the board of directors of the Company. Upon the appointment of the Temporary Liquidator by the Court and in accordance with the Companies Ordinance, 5743-1983, the authorities of the directors ceased and the Company currently has no board of directors or appointed directors.

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

Office Holder Insurance

Our Articles of Association provide that, subject to the provisions of the law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

●	a breach of his or her duty of care to us or to another person;

●	a breach of his or her fiduciary duty to us, provided that the office holder acted in good faith and had reasonable basis to believe that the act would not harm us; or

●	a monetary obligation imposed on him or her in favor of another person.

Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

Indemnification of Office Holders

Our Articles of Association provide that we may indemnify an office holder against:

●
a monetary obligation imposed on him or her or incurred by him or her in favor of another person pursuant to a judgment, including a judgment given in settlement or a court approved settlement or an arbitrator’s award concerning an act performed in his or her capacity as an office holder;

●
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

●
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

●
Any other obligation or expense in respect of which it is permitted or will be permitted under the statutes to indemnify an office holder, including, without limitation, matters referenced in Section 56H(b)(1) of the Securities Law.

●
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

The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

●	a breach by the office holder of his or her fiduciary duty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

●	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

●	any act or omission done with the intent to derive an illegal personal benefit; or

●	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

We have obtained liability insurance for our former directors and officers.

Audit Committee

Our audit committee was comprised of Mr. Jonathan Regev, Ms. Alicia Rotbard and Prof. Gedaliah Shelef. The audit committee was responsible, among other things, to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. Under the Companies Law, the board of directors of a public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the company’s external directors and the majority of its members must be “independent” (as defined above). The chairman of the audit committee must be an external director. The following  individuals may not be members of the audit committee: (i) the chairman of the board of directors, (ii) any director employed by the company, its controlling shareholder or by an entity controlled by the controlling shareholder, (iii) a director who regularly provides services to the company, its controlling shareholder or any entity controlled by the controlling shareholder, (iv) any director whose main source income comes from the company’s controlling shareholder, or (v) the company’s controlling shareholders or any of their relatives. The members of the audit committee are also required to meet the independence requirements established by the SEC in accordance with the requirements of the Sarbanes-Oxley Act. Whoever is disqualified from serving as member of the audit committee may not be present at the audit committee meetings, unless the chairman of the audit committee determined that such person is required to be present at the meeting or if such person applies to one of the exemptions under the Companies Law.

Our audit committee provided assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. The audit committee also overseen the audit efforts of our independent accountants and took those actions as it deemed necessary to satisfy itself that the accountants are independent of management. The audit committee was also responsible for evaluating the Company’s internal audit program and the performance of the Company’s internal auditor and the resources at his/her disposal and creating procedures relating to the employees’ complaints regarding deficiencies in the administration of the Company. Under the Companies Law, the audit committee is required to identify deficiencies in the management of the company, including by consulting with the internal auditor or the independent accountants, and recommending remedial actions to the board of directors with respect to such deficiencies, and is responsible for reviewing and approving certain related party transactions, as described below. The audit committee may not approve such a related party transaction unless at the time of approval a quorum is presented at the meeting at which the approval was granted. The quorum for the audit committee is the majority of the members of the audit committee, provided that the majority of the independent directors are present and at least one of which is an external director.

The audit committee was also responsible for the determination of whether certain related party actions and transactions are “material” or “extraordinary” for purposes of the requisite approval procedures; assess the scope of work and compensation of the company’s independent accountant; to assess the company’s internal audit system and the performance of its internal auditor; determining and ensuring whether a competitive procedure should be conducted for related party transactions with a controlling shareholder (regardless of whether or not such transactions are deemed extraordinary transactions), optionally based on criteria which may be determined by the audit committee annually in advance; setting forth the approval process for transactions that are ‘non-negligible’ (i.e. transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee; and creating procedures relating to the employees’ complaints regarding deficiencies in the administration of the Company.

Upon the appointment of the Temporary Liquidator by the Court and in accordance with the Companies Ordinance, 5743-1983, the authorities of the directors ceased and the Company currently has no audit committee.

Compensation Committee

Under the Companies Law, public companies and companies that have publicly issued debentures (“Public Companies”) must appoint a compensation committee. The compensation committee shall be consists of at least three members. All of the external directors must serve on the committee and constitute a majority of its members. The chairman of the compensation committee must be an external director. The remaining members must be directors who qualify to serve as members of the audit committee (as stated in item above). Our compensation committee was comprised of three members, Mr. Jonathan Regev, Ms. Alicia Rotbard and Prof. Gedaliah Shelef. Mr. Regev and Ms. Rotbard were the Company’s external directors who served on the board of directors. Mr. Regev also served as the chairman of the compensation committee. Prof. Shelef was the independent director that sat on our board of directors. Upon the appointment of the Temporary Liquidator by the Court and in accordance with the Companies Ordinance, 5743-1983, the authorities of the directors ceased and the Company currently has no compensation committee.

As per the Companies Law, the roles of a compensation committee are, among others, as follows:

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

In addition to the roles mentioned above our compensation committee also made recommendations to our board of directors regarding the awarding of employee options.

In accordance with the provisions of the Companies Law, a compensation policy must be adopted by the Company. A compensation policy must be approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy requires the approval of the general meeting of the shareholders. In Public Companies, shareholder approval requires one of the following: (i) the majority of shareholder votes counted at the general meeting including the majority of all of the votes of those shareholders who are non controlling shareholders or do not have a personal interest in the approval of the compensation policy, who participate at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the total voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of the meeting of shareholders, is for the benefit of the company.

On January 9, 2014, our shareholders approved our compensation policy, following the favorable recommendation of the Compensation Committee and approval by the board of directors, and took effect thereafter. The full text of the compensation policy was included as Exhibit A to the proxy statement attached to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on December 5, 2013. In light of the liquidation procedure, as of May 14, 2015, there are no executive officers or directors that are subject to the compensation policy.

Internal auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee.  Our internal auditor appointed by the board was Mr. Yehuda Ezra, C.P.A (Isr) of Ezra Yehuda-Rozenblum, Consulting, Control and Risk Management Ltd. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure.  Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent auditor or its representative. Upon the appointment of the Temporary Liquidator by the Court, Mr. Yehuda’s appointment as internal auditor of the Company was terminated.

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

D.            Employees

During the years 2012 through 2014, only Ofer Sandelson, the former chief executive officer of the Company was employed by the Company. For more information, see “Item 6.B. Compensation.”

On July 25, 2013, the board of directors of the Company implemented a significant cutback in the personnel of EER and as of the date of this report EER is employing one employee.

On November 18, 2012, Mr. Ofer Sandelson, the Company’s and EER’s Chief Executive Officer notified the Company that he has decided to terminate his employment with the Company and with its subsidiary company EER. In accordance with Mr. Sandelson employment agreement with the Company and EER, he terminated his employment upon three months prior notice (during February 2013).

On March 18, 2013, our board of directors approved the appointment of Mr. Giora Gutman as the Company’s and EER’s Chief Executive Officer (CEO) effective immediately.  On July 25, 2013, Mr. Gutman notified the Company that he has decided to terminate his engagement with the Company and with its subsidiary company EER. In accordance with Mr. Gutman service agreement with the Company and EER, he terminated his engagement upon three months prior notice on October 25, 2013.

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

6.E.         Share Ownership

As of May 14, 2015, none of our directors and executive officers beneficially own more than 1% of our outstanding equity securities.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares that are subject to warrants or options that are presently exercisable or exercisable within 60 days of the date of May 14, 2015, are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Employee Share Option Plan

On June 29, 2011, our board of directors approved our 2011 Share Option Plan (the “2011 Plan”). Under the 2011 Plan, we may grant to any of our and our affiliates’ (i.e. present or future companies that either control or controlled by RVB) employees, officers and directors options to purchase our ordinary shares. The total number of the shares reserved for issuance under the 2011 Plan was set up to be 5% of the issued and outstanding share capital of RVB as of January 1 of each year. The options under the 2011 Plan shall become vested and exercisable, in accordance with the following vesting schedule: (i) 33% of the options shall vest on the first anniversary of the date of grant; and (ii) 8.375% of the options shall vest on the last business day of each subsequent fiscal quarter following the first anniversary of the date of grant, such that any option shall become fully vested and exercisable by the third anniversary of the date of grant (the “Vesting Schedule”).

In January 2012, following the approval of the Company’s audit committee and board of directors, our Company granted to seven of its and  EER’s employees options to purchase 25,793,156 ordinary shares of the Company with an exercise price of US$0.2145 per share (adjusted for future dividend), (including 10,000,000 options to the Company’s CEO), according to the 2011 Plan. In November 2012, the Company granted to additional three of EER’s employees options to purchase 1,148,593 ordinary shares of the Company, according to the 2011 plan. The Company has not granted options to either its or EER’s employees since November 2012.

As of the date of this annual report, there are outstanding options to purchase up to 9,447,985 of our ordinary shares in aggregate, held by our former directors, officers and employees (as well as EER’s employees).

ITEM 7.                 Major Shareholders and Related Party Transactions

7.A.         Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares as of May 14, 2015, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Greenstone Industries Ltd.(2) 7 Jabotinsky St. Ramat Gan, 52509, Israel	86,731,038	35.88%
Bank Leumi le-Israel B.M. (3) 34 Yehuda Halevi St. P.O. Box 2 Tel Aviv, 65546, Israel	19,111,111	8.25%
EBN Korea Ltd. (4) Seoul Center Building 91-1 Sogong-Dong Jung-Gu, Seoul M5 100-070	15,231,571	6.57%
Makoto Takahashi(5) 3-1-2-511, Shinyokohama, Kohokuku, Yokohama, Japan	23,445,975	10.12%
Mazal Resources B.V. (6) Rietlandpark, 125 DT Amsterdam P7 1019	52,425,000	18.45%

(1)	Based on 231,685,787 ordinary shares of RVB outstanding as of May 14, 2015 (not taking into account 1,040,000 dormant shares held by RVB).

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

(3)	The information is based on Schedule 13G filed by Bank Leumi le-Israel B.M on February 14, 2013.

(4)	The information is based on Schedule 13G filed by EBN Korea Ltd. on March 7, 2012.

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

(6)
The information is based on Amendment no. 6 to Schedule 13D filed by Mazal Resources B.V. on December 13, 2011. Mazal has a put option to sell ordinary shares of EER to RVB in exchange for issuing 52,425,000 ordinary shares of RVB. As of the date of its report, Mazal didn’t own any shares of RVB.

As of April 28, 2014, there were a total of 2 registered holders of our ordinary shares with addresses in the United States (other than CEDE & Co.). Such United States holders were, as of such date, the registered holders of 2,773,075 ordinary shares representing approximately 1.2% of our outstanding share capital. The number of registered holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by a U.S. nominee company, CEDE & Co., which held approximately 16.76% of our outstanding ordinary shares as of said date.

7.B.         Related Party Transactions

The EER Transaction

On August 22, 2011, our shareholders approved the EER Transaction (following an approval by our audit committee and board of directors), together with the Additional SPA. At that meeting, our shareholders also approved the grant to Mr. Yair Fudim, of options to purchase ordinary shares of the Company representing, on a Fully Diluted Basis, approximately 0.3% of the Company’s issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share (adjusted for future dividend), which shall become vested and exercisable in accordance with the Vesting Schedule. These options were granted on January 5, 2012.

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

(i)
At the Closing Date, pursuant to the EER Share Purchase Agreement, we acquired all of EER’s shares held by Greenstone (6,274,760 ordinary shares of EER), for a total cash consideration of US$15,686,900. In addition, we acquired all of EER’s share capital held by Accord (1,721,450 ordinary shares of EER), in exchange for 20,054,893 RVB shares (each EER share was exchanged for 11.65 ordinary RVB shares);

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

(iv)
Pursuant to the Option Agreement between the Company and Mazal, dated July 3, 2011 (the “Option Agreement”), we granted Mazal an option to sell to RVB or to whom RVB may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange of RVB shares at the same exchange ratio applied for the purchase of EER’s shares pursuant to the Share Purchase Agreement (the “Put Option”), and Mazal granted us the option to buy all of Mazal’s holdings in EER, upon the occurrence of certain reorganization events on or prior to December 31, 2016 (the “Call Option”). The terms and conditions of the Option Agreement applies, where applicable, to the 150,000 options to purchase EER shares, which EER granted to EER’s former CEO, Mr. Stern, in June 2011;

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

(vi)
Pursuant to the Shareholders’ Agreement, Mazal undertook to vote its EER shares in the same manner as then voted on such matter by RVB and/or as instructed by RVB in its sole discretion. The Shareholders’ Agreement also contains certain provisions concerning rights of first refusal, pursuant to which, if Mazal proposes transfer in any way any of the Mazal EER shares, to one or more third parties except to a permitted transferee, then RVB shall have a right of first refusal with respect to such transfer;

(vii)
Pursuant to the Management Agreement, Greenstone provides RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, 10,050,190 options to purchase ordinary shares of the Company representing, on a Fully Diluted Basis, approximately 3.5% of the Company’s issued and outstanding share capital as of the date of grant, with an exercise price of US$0.2145 per share (adjusted for future dividend), exercisable in accordance with the Vesting Schedule. The options described in this paragraph, which number was set upon the additional closing of the Additional SPA dated January 12, 2012 at 10,050,190 were granted on such closing date with an exercise price of US$0.2145 per share (adjusted for future dividends), exercisable in accordance with the Vesting Schedule. During the reported period, Greenstone notified the Company that it waives the total consideration of the management fees due from September 1, 2012.; and

(viii)
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

Directors’ and Officers’ Liability Insurance

On March 13, 2014, the Company’s board of directors approved, following the approval of the Company’s audit and compensation committees, an extension of the Company’s directors’ and officers’ liability insurance (“D&O insurance policy”) until March 24, 2015, as well as a framework for the extension, renewal, and entering into insurance policies for our directors’ and officers’ liability (the “Framework”), pending the approval of our shareholders at next general meeting of the shareholders. Pursuant to terms of the D&O insurance policy, as extended, the insurance coverage will be for an aggregate amount of US$7.5 million and the total annual premium shall be US$35,800. Pursuant to terms of the Framework, the insurance coverage will be for an aggregate amount of up to US$10 million and the total annual premium shall be up to US$50,000. In addition, the insurance coverage, as extended, covers events related to EER as well.  During March 2015, the Company has elected to invoke the discovery period and the D&O insurance policy was extended until March 24, 2016 (“The Discovery Period”). The insurance coverage, under the terms of The Discovery Period, is for an aggregate amount of US$2.5 million and the total annual premium was US$16,000.

Directors’ and Officers’ Compensation

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

On August 22, 2011, our shareholders approved (following the approval of our audit committee and board of directors), among others: (i) the grant to each of our directors, Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per (adjusted for future dividend). The options are granted under the 2011 Plan; and (ii) the grant to Yair Fudim, of options to purchase RVB shares representing, on a Fully Diluted Basis (as defined in the Management Agreement between RVB and Greenstone, dated July 14, 2011 (the “Management Agreement”), i.e. assuming exercise of the Put Option (as defined below) by Mazal Resources B.V. (“Mazal”) and excluding: (i) options granted to directors, officers and employees of RVB or its affiliates or EER, after the execution of the Services Agreement between RVB, Mr. Moshe Stern and M. Stern Holding Ltd. (“Stern Holding”), a company under Mr. Stern’s control, dated July 3, 2011 (the “Services Agreement”); (ii) options granted to Greenstone pursuant to the Management Agreement; and (iii) options granted pursuant to the Services Agreement (“Fully Diluted Basis”)), approximately 0.3% of RVB’s issued and outstanding share capital as of the date of the grant, with an exercise price of US$0.2145 per share (adjusted for future dividend). The options shall become vested and exercisable, in accordance with the Vesting Schedule (as defined below). Such options to purchase ordinary shares of the Company were granted on January 5, 2012, following the completion of the multi-closing EER Transaction.

On March 18, 2013, the  board of directors of our Company approved, following the approval of its compensation and audit committees, in accordance with the Israeli Companies Regulations (Relieves for Transactions with Interested Parties) of 2000, the compensation terms of Mr. Yair Fudim, the chairman of the board of directors and Mr. Mordechai (Moti) Menashe, a member of the board of directors, as follows: Mr. Fudim and Mr. Menashe shall be entitled to compensation equal to the “maximum amount” under the Regulations for companies similarly classified based on their shareholding equity, which is the currently paid compensation to other members of the board of directors of RVB. Namely - an annual fee of approximately NIS 37 thousand and participation fee of approximately NIS 2.5 thousand per meeting.

Credit Line

In October and January 2014, the Company and Greenstone entered into two credit line agreements of up to NIS 1 million each. The term of each of such credit line was six months and the outstanding principal amount under these credit lines originally was not bearing any interest and was linked the changes in the consumer price index. In the annual meeting of the shareholders of the Company held on May 14, 2014, the shareholders approved an additional credit line from Greenstone in the amount of up to NIS 600,000. The outstanding balance under such credit line bears an annual interest of 10%. In addition, the shareholders approved that the term of the previous loans received from Greenstone in the aggregate principal amount of NIS 2 million shall be extended and such loans shall be subject to similar terms as the new credit line, as of date of the shareholders approval. As of December 31, 2014, the Company received a total amount of NIS 2.6 million (approximately $669 thousands) and the balance including interest is approximately NIS 2.7 million (approximately $711 thousands).

7.C.         Interests of Experts and Counsel

Not applicable.

ITEM 8.                 Financial Information

8.A.         Consolidated Statements and Other Financial Information

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

Legal Proceedings

Discovery and Inspection of Documents Request

As of the end of 2013 and in 2014, the Company, its directors and former CEO, Giora Gutman, received letters from former shareholders of EER, who are currently shareholders of the Company, claiming, among others, that there were financial irregularities and other irregularities in connection with resolutions made by the Company’s directors relating to EER. The Company has denied all such claims and as of the date of this annual report no claim regarding that matter was filed.

As of December 12, 2013 there were letter correspondences between the Company and a shareholder of the Company, with regard to the shareholder’s claims that the EER Transaction was not approved properly. In his letter, the shareholder requested the Company to provide him with certain materials related to the EER Transaction. The Company has denied the claims and as of the date of this annual report no claim regarding that matter was filed. On December 31, 2014, the aforementioned shareholder filed a discovery and inspection of documents request pursuant to Section 198A of the Companies laws with the Tel Aviv District Court, Economic Division. On May 13, following a petition of the Temporary Liquidator, the Tel Aviv District Court, Economic Division, ordered a stay for such proceeding due to the appointment of a Temporary Liquidator.

Appointment of Temporary Liquidator

On March 12, 2015, the Company received a letter from Greenstone stating that the Company has due debt to Greenstone in the amount of approximately NIS 2,814 thousands. Since the Company, according to the letter, was unable to repay its debt to Greenstone, is insolvent and due to the Company’s state of business, Greenstone believes there is no rationale in the continuance of the Company’s operation. On March 19, 2015, Greenstone has filed petitions with the Tel Aviv District Court, or the Court, to liquidate the Company and to appoint a temporary liquidator to the Company ex parte. The Court rejected the request to appoint a temporary liquidator to the Company ex parte and requested the Company to file its response by March 29, 2015.

On April 1, 2015, the Company was notified that the Court has determined that a temporary liquidator shall be appointed to the Company. On April 2, 2015, the Court appointed Adv. Mordechai Shalev as the temporary liquidator of the Company, or Temporary Liquidator, in order to obtain and realize the Company assets, investigate the conduct of the Company. In addition, the Temporary Liquidator may be granted with additional powers as may be determined by the Court.

According to the Companies Ordinance, 5743-1983, upon the appointment of the Temporary Liquidator, no legal proceeding against the Company may continue or commence, except by permission of the court.

Management of EER

On May 4, 2015, following a request of the Temporary Liquidator the Court has determined that the Temporary Liquidator is granted with the power to manage EER on behalf of the Company.

Dividend Policy

We have no dividend policy.

B.           Significant Changes

There have been no material changes in our financial position since December 31, 2014, except as otherwise disclosed in this annual report.

ITEM 9.                 The Offer and Listing

A.           Offer and Listing Details

Our Ordinary Shares are quoted on OTC Pink under the symbol RVBHF.

The following table sets forth, for the periods indicated, the range of high and low sales prices of our Ordinary Shares:

	High		Low
Yearly highs and lows
2010
Year ending December 31, 2010	$US	0.18	$US	0.05
2011
Year ending December 31, 2011	$US	0.20	$US	0.04
2012
Year ending December 31, 2012	$US	0.22	$US	0.01
2013
Year ending December 31, 2013	$US	0.09	$US	0.0015
2014
Year ending December 31, 2014	$US	0.10	$US	0.015

Quarterly highs and lows
2013
First Quarter	$US	0.09	$US	0.01
Second Quarter	$US	0.01	$US	0.005
Third Quarter	$US	0.03	$US	0.002
Fourth Quarter	$US	0.01	$US	0.0015
2014
First Quarter	$US	0.0016	$US	0.0015
Second Quarter	$US	0.03	$US	0.001
Third Quarter	$US	0.10	$US	0.0016
Fourth Quarter	$US	0.0052	$US	0.0018
2015
First Quarter	$US	0.0031	$US	0.0019

Monthly highs and lows
April 2015	$US	0.0021	$US	0.0019
March 2015	$US	0.0019	$US	0.0019
February 2015	$US	0.0019	$US	0.0019
January 2015	$US	0.0031	$US	0.0019
December 2014	$US	0.0052	$US	0.0018
November 2014	$US	0.0051	$US	0.004

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Our Ordinary Shares were traded on the Nasdaq Capital Market until February, 2003 under the ticker symbol BVRSF.  Our Ordinary Shares were then delisted from the Nasdaq Capital Market after we failed to comply with its required listing standards. Our Ordinary Shares traded on the Over-the-Counter Bulletin Board under the symbol “BVRSF.OB” from February, 2003 until March 2010.  Following the Elbit Transaction and our name change to R.V.B. Holdings Ltd, we changed our ticker symbol and on March 2, 2010, our Ordinary Shares began trading on the Over-the-Counter Bulletin Board under the symbol “RVBHF”. Since May 1, 2014, our ordinary shares have been quoted on OTC Pink.

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.               Additional Information

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

Objects and Purposes

We are a public company registered under the Companies Law as R.V.B. Holdings Ltd (formerly B.V.R. Systems (1998) Ltd.), registration number 52-004362-1.  Pursuant to Article 4.2 of our Articles of Association, our objective is any purpose stated in the Company’s memorandum of association and to engage in any lawful activity.

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

Under the Companies Law,  a “personal interest” is defined as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person and/or such person’s relative is a director or general manager, a 5% shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from the fact of holding shares in the company. A personal interest also includes a personal interest of a person who votes according to a proxy of another person, even if the other person has no personal interest, and a personal interest of a person who gave a proxy to another person to vote on his behalf – all whether the discretion how to vote lies with the person voting or not. Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the company’s articles of association provide otherwise.  A transaction that is adverse to the company’s interest may not be approved.  If the transaction is (i) an extraordinary transaction with an office holder or a third party in which the office holder has a personal interest, or (ii) an engagement by the company with an office holder who is not a director regarding his or her service and terms of employment, including an undertaking to indemnify, exculpate or insure such office holder, then it must be approved by the audit committee prior to the board’s approval. In the event that an amendment is made to an existing engagement with an office holder, such amendment does not require board approval to the extent that it is immaterial to the existing engagement. Transaction between a company and its directors regarding such directors’ service and terms of employment, including with respect to exculpation, indemnification or insurance, including compensation for non-directorial duties in the company, require the approval of each of the audit committee, the board of directors and the shareholders, in that order.

Under the Companies Law, an extraordinary transaction is a transaction:

•	not in the ordinary course of business;

•	not on market terms; or

•	likely to have a material impact on the company’s profitability, assets or liabilities.

Extraordinary transactions of a public company with its controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or an employee of the company, regarding his or her terms of engagement and employment, require the approval of the audit committee, the board of directors and the shareholders of the company.  Such shareholders approval must satisfy either of the following criteria:

•
the majority of the shares that are voted at the Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal, excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder; or

•	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent of the aggregate voting rights in the Company.

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

A person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter. However, if the chairman of the board of directors or the chairman of the audit committee has determined that the presence of an office holder with a personal interest is required, such office holder may be present at the meeting. Notwithstanding the foregoing, a director who has a personal interest may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee have a personal interest in the approval of such transaction. If a majority of the directors have a personal interest in a transaction, such transaction will also require the approval of the shareholders of the Company.

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company.  A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager.  For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. For purposes of determining the holding percentage stated above, two or more persons holding voting rights in the Company, each of which has a personal interest in the approval of a transaction that is brought for the company’s approval shall be considered as joint holders.

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

Compensation of Officers and Directors

Pursuant to the Companies Law, Israeli public companies are required to establish a compensation committee and adopt a policy regarding the compensation and terms of employment of their directors and officers. The compensation policy must be approved by company’s board of directors following its approval by the compensation committee. The compensation policy also requires the approval of the general meeting of the shareholders, and such approval must satisfy one of the following (the “Majority Requirement”): (i) the majority should include at least a majority of the shares of the voting shareholders who are non controlling shareholders or do not have a personal interest in the approval of the compensation policy (in counting the total votes of such shareholders, abstentions shall not be taken into account) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does not exceed two percent of the aggregate voting power in the company. Under certain circumstances and subject to certain exceptions, the board of directors may approve the compensation policy despite the objection of the shareholders, provided that the compensation committee and the board of directors determines that it is for the benefit of the company, following an additional discussion and based on detailed arguments.

The Companies Law provides that the compensation policy must be re-approved every three years, in the manner described above. Moreover, the board of directors is responsible for reviewing from time to time the compensation policy and deciding whether or not there are any circumstances that require an adjustment to the company’s compensation policy. When approving the compensation policy, the relevant organs must take into consideration the goals and objectives listed in the Companies Law, and include reference to specific issues listed in the Companies Law.

 Such issues include, among others (the “Compensation Policy Mandatory Criteria”): (i) the relevant person’s education, qualifications, professional experience and achievements; (ii) such person’s position within the company, the scope of his responsibilities and previous compensation arrangements with the company; (iii) the proportionality of such person’s compensation in relation to the average and median pay of other employees in the company, including contract workers, and the impact of the differences between such person’s compensation and the other employees’ compensation on the labor relations in the company; (iv) the authority, at the board of director’s sole discretion, to lower any variable compensation components or set a maximum limit (cap) on the actual value of the non-cash variable components, when paid; and (v) in the event that the terms of engagement include any termination payments - the term of employment of the departing person, the company’s performance during that term, and the departing person’s contribution to the performance of the company.

In addition, the Companies Law provides that the following matters shall be included in the compensation policy (the “Compensation Policy Mandatory Provisions”): (i) the award of variable components must be based on long term and measurable performance criteria (other than non-material variable components, which may be based on non measurable criteria taking into account the relevant person’s contribution to the performance of the company); (ii) the company must set a ratio between fixed and variable pay, set a cap on the payment of any cash variable compensation components as of the payment of such components, and set a cap on the maximum cash value all non-cash variable components as of their grant date; (iii) the compensation policy must include a provision requiring the relevant person to return to the company any compensation that was awarded on the basis of financial figures that were subsequently restated; (iv) equity based variable compensation components should have an appropriate minimum vesting periods, which should be linked to long term performance objectives; and (v) the company must set a clear limit on termination payments.

Pursuant to the Companies Law, any transaction with an office holder (except directors and the CEO of the company) with respect to such office holder’s compensation arrangements and terms of engagement requires the approval of the compensation committee and the board of directors. Such transaction must be consistent with the provisions of the company’s compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company’s compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see “Item 6C. Board Practices – Board of Directors’ Committees – Compensation Committee) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company’s shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction even if the shareholders’ meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder’s objection, based on detailed arguments, and (ii) the company is not a ‘Public Pyramid Held Company’. For the purpose hereof, a “Public Pyramid Held Company” is a public company that is controlled by another public company (including companies that issued only debentures to the public), which is also controlled by another public company (including companies that issued only debentures to the public) that has a controlling shareholder.

Transactions between public companies (including companies that have issued only debentures to the public) and their chief executive officer, with respect to his or hers compensation arrangement and terms of engagement, require the approval of the compensation committee, the board of directors and the shareholder’s meeting, in that order, providing that the approval of the shareholders’ meeting satisfies the Majority Requirement. Notwithstanding the above, the compensation committee and the board of directors may, under special circumstances, approve such transaction with the CEO even if the shareholders’ meeting objected to its approval, provided that (i) both the compensation committee and the board of directors re-discussed the transactions and decided to approve it despite the shareholder’s objection, based on detailed arguments, and (ii) the company is not a Public Pyramid Held Company. Such transaction with the CEO must be consistent with the provisions of the company’s compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company’s compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see “Item 6C. Board Practices –Board of Directors’ Committees – Compensation Committee” in this annual report) and after taking into consideration the compensation policy mandatory criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company’s shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement. In addition, the compensation committee may determine that a transaction with the CEO nominee does not have to be approved by the shareholders of the company, provided that: (i) the CEO nominee is independent based on criteria set forth in the Companies Law; (ii) the compensation committee determined, based on detailed arguments, that bringing the transaction to the approval of the shareholders may compromise the chances of entering into the transaction; and (iii) the terms of the transaction is consistent with the provisions of the company’s compensation policy. Under the Companies Law, non material amendments of transactions relating to the compensation arrangement or terms of engagement of office holders (including the CEO), require only the approval of the compensation committee.

With respect to transactions relating to the compensation arrangement and terms of engagements of directors in public companies (including companies that have issued only debentures to the public), the Companies Law provides that such transaction shall be subject to the approval of the compensation committee, the board of directors and the shareholders’ meeting. Such transaction must be consistent with the provisions of the company’s compensation policy, provided that the compensation committee and the board of directors may, under special circumstances, approve such transaction that is not in accordance with the company’s compensation policy, if both of the following conditions are met: (i) the compensation committee and the board of directors discussed the transaction in light of the roles and objectives of the compensation committee (see “Item 6C. Board Practices –Board of Directors’ Committees – Compensation Committee” in this annual report) and after taking into consideration the Compensation Policy Mandatory Criteria and including in such transaction the Compensation Policy Mandatory Provisions; and (ii) the company’s shareholders approved the transaction, provided that in public companies the approval must satisfy the Majority Requirement.

On January 9, 2014, our shareholders approved our compensation policy, following the favorable recommendation of the Compensation Committee and approval by the board of directors, and took effect thereafter. The full text of the compensation policy was included as Exhibit A to the proxy statement attached to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on December 5, 2013. In light of the liquidation procedure, as of May 14, 2015, there are no executive officers or directors that are subject to the compensation policy.

For information on the composition, roles and objectives of the compensation committee pursuant to the Companies Law and our compensation committee charter, see “Item 6C. Board Practices – Board of Directors’ Committees – Compensation Committee”.

Directors’ Borrowing Powers

Our board of directors may from time to time, in its discretion, cause the Company to raise or borrow or secure the payment of any sum or sums of money for the purposes of the Company. Such borrowing powers may be exercised by a majority of the board of directors in accordance with our Articles of Association.

Rights attached to our Shares

Dividend Rights. Our board of directors may decide on a distribution, subject to the provisions set forth under the Companies Law and our Articles of Association.  Under the Companies Law, dividends may be paid to the greater of retained earnings and earnings generated over the two most recent years, provided that there is no reasonable concern that the dividend will prevent the company from satisfying its existing and foreseeable obligations as they become due.

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

Shareholders’ Meetings and Resolutions

Under our Articles of Association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy, who hold or represent between them at least 25% of the outstanding voting shares, unless otherwise required by applicable rules.  A meeting adjourned for lack of a quorum shall generally stand adjourned to one day thereafter, to the same time and place or any other day, time and place as our board of directors may designate. At such reconvened meeting the required quorum consists of any number shareholders present in person or by proxy.

Under our Articles of Association, all resolutions of our shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter, except for certain resolutions as required under the Companies Law.

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

Acquisitions under Israeli Law

Merger

The Companies Law permits merger transactions if such merger was approved by each of the merging companies’ board of directors and, unless certain requirements described under the Companies Law are met, a majority of each merging companies shareholders.

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

In case a special tender offer was accepted, by a majority of the shareholders who announced their stand on such offer, then offerees who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer.

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

General Corporate Tax Structure

As of January 1, 2014 and thereafter, the Israeli corporate tax rate applicable to Israeli resident companies is 26.5%.

Capital Gains Tax on Sales of Our Ordinary Shares

Capital gains tax is imposed on the disposal of capital assets by an Israeli resident and on the disposal of such assets by a non- Israel resident, if those assets are either: (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance, 1961 (new version) (the “Ordinance”) distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Real Capital Gain on the disposition of a capital asset is the amount of total capital gain in excess of Inflationary Surplus. Inflationary Surplus is generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposal of the capital asset. Inflationary Surplus is not subject to tax.

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate. The Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e.,  a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including,  among others, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period)), such gain will be taxed at the rate of 30%.

Corporate shareholders dealing in securities in Israel are taxed at the tax rate applicable to business income, which is 26.5% in 2014 and thereafter. Individual shareholders dealing in securities in Israel are taxed at a marginal tax rate of up to 50% in 2014 and thereafter, including a 2% excess tax for high earning individuals whose taxable income from Israeli sources exceeds NIS 811,560 in 2014.

Notwithstanding the foregoing, capital gains generated from the sale of our securities by a non-Israeli shareholder may be exempt under the Ordinance from Israeli taxes provided that all the following cumulative conditions are met: (i) the securities were purchased upon or after the registration of the securities on a stock exchange; (ii) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributable; and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. Such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

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

Either the purchaser of the securities, the Israeli stockbrokers who effected the transaction or the financial institution holding the traded securities through which the payment to the seller is made is obligated, subject to the above-referenced exemptions, to withhold tax on the Real Capital Gains resulting from a sale of securities at the rate of 25% in respect of a corporation or at the rate of 26.5% for an individual.

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

Taxation of Dividends

Dividends distributed by a company to a shareholder who is an Israeli resident individual will be generally subject to income tax at a rate of 25%. However, a 30% tax rate will generally apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12 month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally not be subject to tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12 month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the United States resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the United States resident in Israel.

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

Availability of Reduced Tax Rates

The maximum U.S. Federal income tax rate on certain long-term capital gains and on qualifying dividends is currently 20%. Long-term capital gains from the sale of our ordinary shares may be eligible for this rate, although the actual rates may be higher due to the phase out of certain tax deductions, exemptions and credits. Subject to the discussion below, dividends, if any, may also be eligible for this 20% maximum rate on long-term capital gains, provided that we do not constitute a passive foreign investment company (a “PFIC”). However, tax rates are subject to change, especially given the uncertain economic conditions in the United States and the size of the federal deficit. U.S. holders should consult their tax advisors.

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

Dividends paid by us generally will be foreign source “passive income” for U.S. foreign tax credit purposes or, in the case of a U.S. holder that is a financial services entity, “financial services income.” U.S. holders may elect to claim as a foreign tax credit against their U.S. federal income tax liability the Israeli income tax withheld from dividends received on the ordinary shares. The Code provides limitations on the amount of foreign tax credits that a U.S. holder may claim. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a year in which these U.S. holders elect to do so for all foreign income taxes. The rules relating to foreign tax credits are complex (and may also be impacted by the tax treaty between the United States and Israel), and you should consult your tax advisor to determine whether you would be entitled to this credit.

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

If a corporation is treated as a PFIC for any year during a U.S. holder’s holding period and the U.S. holder does not timely elect to treat the corporation as a “qualified electing fund” under Section 1295 of the Code or elect to mark its ordinary shares to market (both as described below), any gain on the disposition of the shares will be treated as ordinary income, rather than capital gain, and the holder will be required to compute its tax liability on that gain, as well as on dividends and other distributions, as if the income had been earned ratably over each day in the U.S. holder’s holding period for the shares. The portion of the gain and distributions allocated to prior taxable years in which a corporation was a PFIC will be ineligible for any preferential tax rate otherwise applicable to any “qualified dividend income” or capital gains, and will be taxed at the highest ordinary income tax rate in effect for each taxable year to which this portion is allocated. An interest charge will be imposed on the amount of the tax allocated to these taxable years. A U.S. holder may elect to treat a corporation as a qualified electing fund only if the corporation complies with requirements imposed by the IRS to enable the shareholder and the IRS to determine the corporation’s ordinary income and net capital gain. Additionally, if a corporation is a PFIC, a U.S. holder who acquires shares in the corporation from a decedent will be denied the normally available step-up in tax basis to fair market value for the shares at the date of death and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value. These adverse tax consequences associated with PFIC status could result in a material increase in the amount of tax that a U.S. holder would owe and an imposition of tax earlier than would otherwise be imposed and additional tax form filing requirements. Unless otherwise provided by the IRS, if a corporation is classified as a PFIC, a U.S. person that is a direct or indirect holder will generally be required to file an informational return annually on IRS Form 8621 (or any applicable successor form hereto) to report its ownership interest in such entity.

Available Elections. If we become a PFIC for any taxable year, U.S. holders should consider whether or not to elect to treat us as a “qualified electing fund” or to elect to “mark-to-market” their ordinary shares in order to mitigate the adverse tax consequences of PFIC status.

If a U.S. holder makes a qualified electing fund election (a “QEF election”) for its ordinary shares that is effective from the first taxable year that the U.S. holder holds our ordinary shares and during which we are a PFIC, the electing U.S. holder will avoid the adverse consequences of our being classified as a PFIC but will instead be required to include in income a pro rata share of our net capital gain, if any, and other earnings and profits (“ordinary earnings”) as long-term capital gains and ordinary income, respectively, on a current basis, in each case whether or not distributed, in the taxable year of the U.S. holder in which or with which our taxable year ends. A subsequent distribution of amounts that were previously included in the gross income of U.S. holders should not be taxable as a dividend to those U.S. holders who made a QEF election. In the event we incur a net loss for a taxable year, such loss will not be available as a deduction to an electing U.S. holder, and may not be carried forward or back in computing our net capital gain or ordinary earnings in other taxable years. The tax basis of the shares of an electing U.S. holder generally will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the QEF rules described above. In order to make (or maintain) a QEF election, the U.S. holder must annually complete and file IRS Form 8621. In addition, we must make certain information regarding our net capital gains and ordinary earnings available to the U.S. holder and permit our books and records to be examined to verify such information. Therefore, we will monitor our PFIC status and make a disclosure to our shareholders if we determine that we have become a PFIC. If we determine that we are a PFIC for any year and you make a request to us in writing at the address on the cover of our latest Annual Report on Form 20-F, Attention Chief Financial Officer, for the information required to make a QEF election, we will promptly make the information available to you and comply with any other applicable requirements of the Code.

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

The foregoing discussion relating to the QEF election and mark-to-market elections assumes that a U.S. holder makes the applicable election with respect to the first year in which we qualify as a PFIC. If the election is not made for the first year in which we qualify as a PFIC, the procedures for making the election and the consequences of election will be different.

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

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

The Hiring Incentives to Restore Employment Act of March 2010 (the “HIRE Act”), including the Foreign Account Tax Compliance Act (“FATCA”) provisions promulgated thereunder, generally provides that (1) a 30% withholding tax may be imposed on certain payments of U.S. source income (such as dividends) to certain non-U.S. holders, and (2) beginning January 1, 2017, a 30% withholding tax may be imposed on the proceeds from the sale of property by certain non-U.S. holders that could give rise to certain types of U.S. source payments.  Withholding is generally required unless such non-U.S. holders enter into an agreement with the IRS to disclose the name, address and taxpayer identification number of certain U.S. persons that own, directly or indirectly, interests in such non-U.S. holders, as well as certain other information relating to such interests.  Non-U.S. holders should consult their own tax advisors regarding the possible implications and obligations of FATCA and the HIRE Act on the purchase, ownership and disposition of our common stock.

United States Information Reporting and Backup Withholding

In general, U.S. holders may be subject to certain information reporting requirements under the Code relating to their purchase and/or ownership of stock of a foreign corporation such as the Company. Failure to comply with these information reporting requirements may result in substantial penalties.

For example, certain individuals who are U.S. holders are generally required to file IRS Form 8938 to report the ownership of specified foreign financial assets for tax years beginning after March 18, 2010 if the total value of those assets exceeds an applicable threshold amount (subject to certain exceptions). For these purposes, a specified foreign financial asset includes not only a financial account (as defined by the Code and applicable Treasury Regulations for these purposes) maintained by a foreign financial institution, but also any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity, provided that the asset is not held in an account maintained by a financial institution. The minimum applicable threshold amount is generally US$50,000 in the aggregate, but this threshold amount varies depending on whether the individual lives in the U.S., is married, files a joint income tax return with his or her spouse, etc. Certain domestic entities that are U.S. holders may also be required to file Form 8938 in the near future. U.S. holders are urged to consult with their tax advisors regarding their reporting obligations, including the requirement to file IRS Form 8938.

In addition and as discussed in the section of this annual report entitled “Taxation – Passive Foreign Investment Companies”, if a corporation is classified as a PFIC, a U.S. person that is a direct or indirect holder will generally be required to file an informational return annually on IRS Form 8621 (or any applicable successor form hereto) to report its ownership interest in such entity, unless otherwise provided by the IRS.

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

Interest Rate Risk

As of December 31, 2014, we have not been involved in transaction of which we were required to pay interest except regarding a credit line received from Greenstone as described in “7.B.Related Party Transactions – Credit Line.”

Equity Price Risk

As of December 31, 2014, we did not have any marketable securities that were recorded at fair value. Hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

We are exposed to financial market risk associated with changes in foreign currency exchange rates.

As of December 31, 2014, we had immaterial amounts of cash in New Israeli Shekels (NIS) or in funds linked thereto.

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

None.

ITEM 14.              Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.               Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions to be made regarding required disclosure. Our management has evaluated the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) of the Exchange Act) as of December 31, 2014. Based on such review, our management concluded that our disclosure controls and procedures were effective as of December 31, 2014.

Management’s Annual Report on Internal Control over Financial Reporting

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

ITEM 16A.            Audit Committee Financial Expert

Our board of directors has determined that Alicia Rotbard was our audit committee financial expert and is independent as defined by the applicable SEC regulations. However, in light of the appointment of the Temporary Liquidator by the Court and in accordance with the Companies Ordinance, 5743-1983, the authorities of the directors ceased and the Company currently has no board of directors or appointed directors.

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

ITEM 16C.            Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu (“Brightman Almagor Zohar & Co.”) for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2014, and for other services rendered as well as for tax return preparation.  In 2013 and 2014, no audit related fees were charged under than stated above by Brightman Almagor Zohar & Co. to the Company.

	2013	2014
	(In thousands)
Audit Fees (1)	$40	$15
Tax Fees (2)	$3	-

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

No purchases of our equity securities were made in 2014 by an affiliated purchaser.

Item 16F.               Change in Registrant’s Certifying Accountant

None.

Item 16G.              Corporate Governance

Not applicable.

Item 16H.              Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.               Financial Statements

Not applicable.

ITEM 18.               Financial Statements

Consolidated Financial Statements of RVB as of and for the year ended December 31, 2014 (filed herewith);

 ITEM 19.              Exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association of Registrant (incorporated by reference to Exhibit 1.1 to the Registrant’s shell company report on Form 20-F, filed on September 7, 2011);
1.2	Articles of Association (incorporated by reference to Exhibit 1.2 to the Registrant’s shell company report on Form 20-F, filed on September 7, 2011);
4.1
Share Purchase Agreement among the Registrant, Greenstone Industries Ltd., S.R. Accord Ltd., Mazal Resources B.V. and E.E.R. Environmental Energy Resources (Israel) Ltd., dated July 3, 2011 (incorporated by reference to Appendix A of Exhibit 99.1 to the Registrant’s Form 6-K, filed on July 20, 2011);

4.2
Form of additional Share Purchase Agreement between the Registrant and certain E.E.R. Environmental Energy Resources (Israel) Ltd. shareholders (incorporated by reference to Appendix B of Exhibit 99.1 to the Registrant’s Form 6-K, filed on July 20, 2011);

4.3	Option Agreement between the Registrant and Mazal Resources B.V., dated July 3, 2011(incorporated by reference to Appendix C of Exhibit 99.1 to the Registrant’s Form 6-K, filed on July 20, 2011);
4.4	Management Agreement between the Registrant and Greenstone, dated July 14, 2011 (incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed on July 20, 2011);
4.5	Shareholders’ Agreement between the Registrant and Mazal, dated July 3, 2011 (incorporated by reference to Exhibit 99.6 to the Registrant’s Form 6-K, filed on July 20, 2011);
4.6	The Registrant’s 2011 Share Option Plan (incorporated by reference to Exhibit 4.9 to the Registrant’s shell company report on Form 20-F, filed on September 7, 2011);
4.7	Form of Indemnification Agreement (incorporated by reference to Appendix G of Exhibit 99.1 to the Registrant’s Form 6-K, filed on July 20, 2011);
4.8
Translation of the Line of Credit Agreement between the Company and Greenstone, dated October 6 2013 (incorporated by reference to Exhibit 4.8 to the Registrant’s shell company report on Form 20-F, filed on April 28, 2014) ;

4.9
Translation of the Line of Credit Agreements between the Company and Greenstone, dated January 6, 2014 (incorporated by reference to Exhibit 4.9 to the Registrant’s shell company report on Form 20-F, filed on April 28, 2014);

4.10
Translation of the Line of Credit Agreements between the Company and EER, dated October 6, 2013 (incorporated by reference to Exhibit 4.10 to the Registrant’s shell company report on Form 20-F, filed on April 28, 2014);

4.11
Translation of the Line of Credit Agreements between the Company and EER, dated January 6, 2014 (incorporated by reference to Exhibit 4.11 to the Registrant’s shell company report on Form 20-F, filed on April 28, 2014);

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 to the Registrant’s annual report on Form 20-F, filed on April 30, 2012);
12.1	Certification of principal executive officer and principal financial officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
13.1	Certification of principal executive officer and principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

R.V.B. HOLDINGS LTD.

By:	/s/ Mordechai Shalev, Adv.
Name: Mordechai Shalev, Adv.
Title: Temporary Liquidator (Executive Principal Officer)

Date: May 14, 2015

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of directors and Shareholders of
R.V.B. HOLDINGS LTD.

We have audited the accompanying consolidated statements of financial position of R.V.B. Holdings Ltd. and its subsidiary (hereafter - "the Group") as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Group's management and Board of Directors.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and 2013 and the results of its operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

As discussed in Note 1c to the financial statements, the Company has incurred recurring losses and negative cash flows from operations, and the board of directors of the Company decided to cease EER's operations and to act in order to dismantle the demonstration facility in Y'bllin owned by EER and also to implement a significant cost reduction plan in the Group. Therefore, the board of directors and management of the company concluded that the Company is not a going concern.

The Financial statements are prepared in accordance with IFRS as issued by the IASB with appropriate adjustments to reflect the fact that the Company is not a going concern.

/s/ Brightman Almagor Zohar & Co. Brightman Almagor Zohar & Co.
Certified Public Accountants (Isr.) A member firm of Deloitte Touche Tohmatsu Limited

Tel Aviv, March 5, 2015.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31
		2014	2013
	Note	$ in thousand
Assets

Current assets
Cash and cash equivalents	3	12	102
Accounts receivable	4	167	85
		179	187

Fixed assets classified as held for sale	9a(1), (3)	123	1,642
Total current assets		302	1,829

Non-current assets
Restricted bank deposit	9a(1)	-	298

Total assets		302	2,127

Liabilities and equity

Current liabilities
Related party	9a(2),(4)	851	513
Liability in respect of dismantling and vacating fixed assets		-	175
Accounts payable and accruals	6	179	145
Total current liabilities		1,030	833

Non-current liabilities
Accounts payable and accruals	9a(1)	-	436

Equity (deficit) attributable to owners of the Company	10	(926)	329
Non-controlling interests		198	529
Total equity (deficit)		(728)	858

Total liabilities and equity		302	2,127

/S/ Yair Fudim	/S/ Ofer Nave
Yair Fudim Chairman of the Board	Ofer Naveh CFO

Approval date of the financial statements: March 5, 2015.

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31
		2014	2013	2012
	Note	$ in thousand

Revenues		-	-	62

Expenses
Operating expenses and facility maintenance	12	264	2,068	2,952
Marketing expenses		-	251	549
Administrative and general expenses	13	483	956	1,430
Other expenses	14	884	12,415	-
Total expenses		1,631	15,690	4,931

Loss from ordinary activities		(1,631)	(15,690)	(4,869)

Financing income	15	84	42	428
Financing expenses	15	(49)	(47)	(60)

Total financing income (expenses), net		35	(5)	368

Loss for the year		(1,596)	(15,695)	(4,501)

Total comprehensive loss for the year		(1,596)	(15,695)	(4,501)

Loss and total comprehensive loss attributable to:
Owners of the Company		(1,316)	(12,583)	(3,615)
Non-controlling interests		(280)	(3,112)	(886)

		(1,596)	(15,695)	(4,501)

Loss per share (in $)
Basic and diluted loss per share	11	(0.006)	(0.054)	(0.016)

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	For the year ended December 31, 2014
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2014	56,885	6,661	76	(63,293)	329	529	858

Changes during the year

Share-based payment	-	-	10	-	10	-	10
Change in non-controlling interests in respect of change in holding in a subsidiary	-	51	-	-	51	(51)	-
	-	51	10	-	61	(51)	10

Loss for the year	-	-	-	(1,316)	(1,316)	(280)	(1,596)

Total comprehensive loss for the year	-	-	-	(1,316)	(1,316)	(280)	(1,596)

Balance as of December 31, 2014	56,885	6,712	86	(64,609)	(926)	198	(728)

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the year ended December 31, 2013
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2013	56,885	6,874	64	(50,710)	13,113	3,428	16,541

Changes during the year

Share-based payment	-	-	12	-	12	-	12
Change in non-controlling interests in respect of change in holding in a subsidiary	-	(213)	-	-	(213)	213	-
	-	(213)	12	-	(201)	213	12

Loss for the year	-	-	-	(12,583)	(12,583)	(3,112)	(15,695)

Total comprehensive loss for the year	-	-	-	(12,583)	(12,583)	(3,112)	(15,695)

Balance as of December 31, 2013	56,885	6,661	76	(63,293)	329	529	858

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

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended on December 31
	2014	2013	2012
	$ in thousand

Cash flows from operating activity
Loss for the year	(1,596)	(15,695)	(4,501)
Adjustments required to present cash flows from operating activity (Appendix)	980	13,389	1,233

Net cash used in operating activity (*)	(616)	(2,306)	(3,268)

Cash flows from investment activity
Decrease (increase) in restricted bank deposit	154	(11)	(300)
Proceeds from sales of fixed assets	84	-	-
Investment in fixed assets	-	(647)	(60)

Net cash provided by (used in) investment activity	238	(658)	(360)

Cash flows from financing activity
Repayment of bank loans	-	-	(510)
Proceeds from shareholders loans	288	453	-

Net cash provided by financing activity	288	453	(510)

Decrease in cash and cash equivalents	(90)	(2,511)	(4,138)

Balance of cash and cash equivalents at the start of the year	102	2,613	6,751

Balance of cash and cash equivalents at end of the year	12	102	2,613

(*) Including cash interest payments in the amount of	-	-	19

(*) Including cash interest receipts in the amount of	2	20	36

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Appendix - Adjustments required to present the cash flows from operating activity

	For the year ended on December 31
	2014	2013	2012
	$ in thousand

Income and expenses not involving cash flows:

Depreciation and amortization	1,435	13,094	1,884
Interest accrued on loans and others, net	64	(13)	8
Financing income	-	-	(180)
Profit arising on financial liabilities at fair value through profit or loss	-	-	(158)
Share-based payments	10	12	64

	1,509	13,093	1,618

Changes in asset and liability items:

Decrease (increase) in accounts receivable	49	379	(124)
Decrease in accounts payable and accruals	(578)	(83)	(261)

	(529)	296	(385)

	980	13,389	1,233

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

b.
On August 31, 2011, the Company completed the transaction, following which EER became its subsidiary (the "EER Transaction"). As of the date of these financial statements, holds approximately 80% of EER's share capital and 99.1% of EER's voting rights. See also note 5.

c.	The Going Concern Assumption

The Company has incurred recurring losses and negative cash flows from operations. As at December 31, 2014, the Company had cash and cash equivalents in a total amount of $12 thousands and an equity deficit attributable to owners of the Company in a total amount of $926 thousands.

On July 29, 2013 the board of directors of the company has decided to cease the operation of the demonstration facility in Y'bllin owned by E.E.R. Environmental Energy Resources (Israel) Ltd.'s ("EER") and to implement a significant cost reduction plan in the Company and in EER. Following the aforementioned decision, on October 31, 2013, the Board decided to act to dismantle the facility and to sale the systems and equipment. Regarding an agreement, signed subsequent to the financial statements date, whereby the parties have agreed to terminate the lease agreement, and on the evacuation of EER from the property and the sale of most of assets by EER, see 9a(1) below.

Therefore, the board of directors and management of the company concluded that the Company is not a going concern.

The Financial statements are prepared in accordance with IFRS as issued by the IASB with appropriate adjustments to reflect the fact that the Company is not a going concern.

Regarding a line credit received from Greenstone see note 9a(4) below.

d.	Description of EER:

EER was incorporated in Israel on May 21, 2000, as a private company limited by shares. EER owns know-how and rights in the field of solid waste treatment through the use of Plasma-Gasification-Melting (PGM) technology (the “PGM Technology” or the “Technology”).

In early 2007, EER completed the construction of a facility in Yblin, Israel (containing systems similar to those found in a commercial facility) to make use of the Technology for the treatment of municipal waste (the "Yblin Facility").  The Yblin Facility, according to its permit, could have been operated only few times a year. Over the years 2007-2009, several demonstrations were held using the Yblin Facility.

During June 2013, EER also conducted an additional trial operation of the Y'bllin Facility that included, among others, a test of the capabilities of new improvements that were implemented in Yblin Facility.

Regarding the cease of operation and dismantle of the Yblin Facility see 1c above.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continued):

e.	Definitions:

The Company	-	R.V.B. Holdings Ltd.
The Group	-	The Company and its Subsidiary (as defined below)
Subsidiary	-
A company in which the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, and its financial statements are consolidated with those of the Company.

Related parties	-	As defined in IAS 24.
CPI	-	The Consumer Price Index, as published by the Central Bureau of Statistics.
Dollar	-	A United States dollar

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations published by the International Accounting Standards Board (“IASB”), with appropriate adjustments to reflect the fact that the Company is not a going concern.

b.	Basis for the preparation of the financial statements:

The consolidated financial statements have been prepared on the historical cost basis except for certain properties and financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies are set out below.

c.	Foreign currency:

(1)	Functional currency and operating currency:

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

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of investment.

e.	Consolidated financial statements

(1)	General

The consolidated financial statements incorporate the financial statements of the Company and entity controlled by the Company (its subsidiary).
Control is achieved when the Company:

•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	has the ability to use its power to affect its returns.

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

f.	Non-current assets held for sale:

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

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	Non-current assets held for sale (continued):

Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

g.	Financial liabilities and equity instruments issued by the Company:

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

h.	Leasing of real estate by the Company

Payments made under operating leases were recognized in the statement of income on a straight-line basis over the term of the lease. Regarding onerous contracts see note 2i below.

i.	Provisions:

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

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Share-based payments:

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

k.	Taxes on income

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

l.	Employee benefits:

(1)	Post-employment benefits

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

m.	Loss per share

The Company presents basic and diluted loss per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and others (See Note 11).

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

n.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the CPI for the last month of the reporting period.

(3)	Data in respect of changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar's	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of December 31, 2014	3.889	114.0	114.0
As of December 31, 2013	3.471	114.2	114.1

Rate of change	Change in %
For the year ended December 31, 2014	12.04	(0.2)	(0.1)
For the year ended December 31, 2013	(7.02)	1.8	1.9
For the year ended December 31, 2012	(2.30)	1.6	1.4

NOTE 3 – CASH AND CASH EQUIVALENTS

Composed as follows:

	As of December 31
	2 0 1 4	2 0 1 3
	$ in thousand

In Dollars	2	6
In New Israel Shekels (NIS)	10	96
	12	102

NOTE 4 – ACCOUNTS RECEIVABLE

Composed as follows:

	As of December 31
	2 0 1 4	2 0 1 3
	$ in thousand

Institutions	10	50
Prepaid expenses	14	23
Restricted bank deposit	143	12

	167	85

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – SUBSIDIARY

a)	As of December 31, 2014 the Company's only subsidiary is EER.

b)
Pursuant to the EER Share Purchase Agreement, the Company was provided with the opportunity, before the lapse of 24 months following the Closing Date, to make an investment from time to time in EER’s share capital in an aggregate amount of up to US$ 8 million by purchasing EER ordinary shares at a price per share of US$ 2.5. Since the closing date and until August 31, 2013 (the end of the above mentioned 24 month period) the Company has made an investment in a total amount of approximately $7 million.

c)
Pursuant to an Option Agreement, the Company granted Mazal Resources B.V. ("Mazal") an option to sell to the Company or to whom the Company may direct, no later than December 31, 2016, Mazal’s holdings in EER, in exchange for shares of the Company at the same exchange ratio applied for the purchase of EER's shares pursuant to the Share Purchase Agreement (the "Put Option"), and Mazal granted the Company the option to buy all of Mazal's holdings in EER, upon the occurrence of certain reorganizational events on or prior to December 31, 2016 (the "Call Option").

The terms and conditions of the Option Agreement shall apply, where applicable, to 150,000 options to purchase EER shares, which EER granted to EER's former CEO, on June 2011;

d)
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

e)
Pursuant to the Management Agreement, the Company granted Greenstone 10,050,190 options to purchase ordinary shares of the Company, with an exercise price of US$ 0.2145 per share (adjusted for future dividends), which shall become vested and exercisable in accordance with the Vesting Schedule (see note 10d(2) below).

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUALS:

Composed as follows:

	As of December 31
	2 0 1 4	2 0 1 3
	$ in thousand

Institutions, net	10	11
Trade payables (mainly in NIS)	43	32
Accrued expenses	82	42
Employees and institutions in respect of payroll (*)	44	60
	179	145

(*) See also note 7.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – EMPLOYEE BENEFITS

a.	Composed as follows:

	As of December 31
	2 0 1 4	2 0 1 3
	$ in thousand
Short-term employee benefits:
Payroll, wages and social benefits	31	43
Short-term vacation	13	17
	44	60

b.	Post-employment benefits:

(1)	Plans in respect of severance pay

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

NOTE 8 – INCOME TAX

a.	On August 2013 the "Arrangements Law" was published. Pursuant the Arrangements Law the corporate income tax rate will be increased to 26.5% in 2014 (an increase of 1.5%).

b.	The Company and EER received final tax assessments (including assessments considered as final) through to the tax year 2009.

c.
As at December 31, 2014 the Company has carried forward tax losses in the amount of approximately NIS 116 million (approximately $30 million), and EER has carried forward tax losses in the amount of approximately NIS 214 million (approximately $55 million).

d.
In view of the losses for tax purposes and since the Company and EER does not anticipate any taxable income in the foreseeable future, the Company and EER have not recorded deferred tax assets in respect of carry forward losses.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – COMMITMENTS AND CONTIGENT LIABILITIES

a.	Commitments:

(1)	Lease agreement

In July 2012, EER entered into a new lease agreement with Naser Recycling Ltd. ("Naser"), with respect to the ground on which the Yblin Facility is located (the "Lease Agreement") for a period of five years (the "Lease Period") and EER had an option to extend the term of the rent for an additional five years (the "Option period").

It was further agreed that to secure EER's commitments pursuant to the Lease Agreement, EER gave Naser a bank guarantee in the amount of $250 thousand.

At the Company's decision to cease the operation of the Yblin Facility, the Company recognized a provision in respect of an onerous contract in a total amount of approximately $589 thousands which represents its obligations under the lease agreement. As at December 31, 2013 the balance of this provision was $436 thousands. As at December 31, 2014 the balance of this provision has been written off according to the agreements described below.

On June 30, 2014, EER has entered into an amendment to the Lease Agreement with Naser (the “Amendment”). Under the Amendment, the parties have agreed to terminate the lease agreement upon the evacuation of EER from the property until December 15, 2014. Additionally, Naser has agreed to gradually decrease EER’s bank guarantee commitment to NIS 500 thousamds, subject to certain limitations.

On February 11, 2015, EER entered into an agreement to terminate the Lease Agreement, as amended, with Naser (the “Agreement”). Under the Agreement, the parties have agreed to terminate the lease agreement, and on the evacuation of EER from the property and the sale of certain assets by EER to Naser for NIS 480 thousands plus VAT in several installments. Additionally, Naser has agreed to terminate EER’s bank guarantee commitment of NIS 500 thousands.

(2)	Management service agreements

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

In view of the financial condition of EER, since June 2013 the management fees are not being paid and accrued. As at December 31, 2014 the debt management fee is approximately $140 thousands.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

a.	Commitments (continued):

(3)	Agreement on dismantling the facility

During November 2013 EER entered into an agreement with a third party (the "Contractor") in connection with dismantle and sale of the Yblin facility and the equipment therein. According to the agreement, the contractor will, at his own expense and responsibility, dismantle and sale the Yblin facility and the equipment therein in accordance with the terms stipulated in the agreement.

In return EER would pay the contractor the sum of NIS 1 million (of which NIS 400 thousands have been paid up front and the remaining sum will be paid with the progress and sales). In addition, the contractor will be entitled to a Commission from the total amount received in respect of such sales, all in accordance with the terms stipulated in the agreement.

EER claimed against the contractor for violations of the agreement between the parties, inter alia, because of non-compliance with the time schedule specified in the agreement and leaving the site before completing the dismantle and sale of the Yblin facility. EER is currently considering further steps on this subject.

(4)	Line of Credit

In October and January 2014, RVB and Greenstone entered into two credit line agreements of up to NIS 1 million each. The term of each of such credit line was six months and the outstanding principal amount under these credit lines originally was not bearing any interest and was linked the changes in the CPI. In the annual meeting of the shareholders of the Company held on May 14, 2014, the shareholders approved an additional credit line from Greenstone in the amount of up to NIS 600,000. Any outstanding balance under this credit line will bear an annual interest of 10%. In addition, the shareholders approved that the term of the previous loans received from Greenstone in the aggregate principal amount of NIS 2 million shall be extended and such loans shall be subject to similar terms as the new credit line, as of date of the shareholders' approval.

As of December 31, 2014 the Company received a total amount of NIS 2.6 million (approximately $669 thousands) and the balance including interest is approximately NIS 2.7 million (approximately $711 thousands).

(5)	Directors’ and Officers’ Liability Insurance

On March 13, 2014, the Company’s board of directors approved, following the approval of the Company's audit and compensation committees, an extension of the Company’s directors’ and officers’ liability insurance (“D&O insurance policy”) until March 24, 2015, as well as a framework for the extension, renewal, and entering into insurance policies for our directors’ and officers’ liability (the “Framework”). In the annual meeting of the shareholders of the Company held on May 14, 2014, the shareholders approved the Framework. Pursuant to terms of the D&O insurance policy, as extended, the insurance coverage will be for an aggregate amount of US$7.5 million and the total annual premium shall be US$35,800. Pursuant to terms of the Framework, the insurance coverage will be for an aggregate amount of up to US$10 million and the total annual premium shall be up to US$50,000. In addition, the insurance coverage, as extended, covers events related to EER as well.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – COMMITMENTS AND CONTIGENT LIABILITIES (continued):

b.	Contingent liabilities:

(1)
During 2004 the Israeli Office Of the Chief Scientist (the "OCS") approved EER's application to obtain financial assistance for conducting research and development in connection with EER's products. The approval was contingent on the Company's compliance with the provisions of the Israeli Law of Encouragement of Research and Development in Industry, 1984, and on fulfillment of the terms of the approval that include, inter alia, the payment of royalties in respect of revenues from products developed with the assistance of the OCS.

As of the balance sheet date, EER has received grants in the amount of NIS 1.7 million, the liability in respect thereof was recorded in full in accordance with IAS 20 (before its amendment in 2008).

In August 2010 EER paid royalties of NIS 169 thousands to the OCS. In February 2012 and January 2013 EER paid additional royalties of NIS 17 thousands to the OCS.

In light of the financial situation of the Company as mentioned in note 1c above, the Company recorded, during the year of 2013, a profit in the amount of approximately $429 thousands for canceling the remaining obligations for royalties' payments to the OCS, in light of the fact that the company doesn't anticipate revenues from products developed with the assistance of the OCS.

(2)	Legal Proceedings

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

As of December, 2013 there were letter correspondences between the Company and a shareholder of the Company (in this paragraph – "The Shareholder"), with regard to the shareholder's claims that the EER Transaction was not approved properly. In his letter, the shareholder requested the Company to provide him with certain materials related to the EER Transaction. The Company has denied his claims.

On January 1, 2015 the shareholder filed a preliminary motion regarding the disclosure of documents before filing a motion to permit him to file the derivative action against the Company. The Company will file its response to the motion on March 15, 2015.

NOTE 10 - SHAREHOLDERS' EQUITY

a.	The Company’s ordinary shares are traded in the United States on the Over the Counter Bulletin Board (OTCBB) under the symbol RVBHF.

b.	The authorized ordinary shares of the Company as of December 31, 2014 and 2013 was 400,000,000 shares with a value of NIS 1.00 per share.

The issued and outstanding ordinary shares of the Company as of December 31, 2014 and 2013 was 232,725,787 shares with a value of NIS 1.00 per share.

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at general meetings of the Company.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

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

2.
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

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS' EQUITY (continued):

d.	Share-based compensation (continued)

3.	Regarding options granted to Greenstone pursuant to the Management Agreement see note 5(e) above.

4.	Regarding options granted to Mazal pursuant to the Option Agreement see note 5(c) above.

NOTE 11 – LOSS PER ORDINARY SHARE

The following table summarizes information related to the computation of basic and diluted loss per Ordinary Share for the years indicated:

	Year ended December 31,
	2014	2013	2012
	$ thousands
Loss attributable to Ordinary Shares	(1,316)	(12,583)	(3,615)

	Shares (thousands)
Weighted average number of Ordinary Shares used in
basic and diluted loss per Ordinary Share calculation	231,686	231,686	231,686

	$

Basic and diluted loss per Ordinary Share	(0.006)	(0.054)	(0.016)

The following potential ordinary shares are anti-dilutive and are therefore excluded from the weighted average number of ordinary shares for the purposes of diluted earnings per share:

•	Options granted to Greenstone pursuant to the Management Agreement see note 5(e) above.

•	Options granted to Mazal pursuant to the Option Agreement see note 5(c) above.

•	Additional options see note 10d above.

NOTE 12 – OPERATING EXPENSES AND FACILITY MAINTENANCE:

Composed as follows:

	For the year ended December 31
	2014	2013	2012
	$ in thousand

Payroll and related expenses	144	606	745
Car maintenance	29	62	67
Professional services	-	44	110
Maintenance of the facility's site	91	528	554
Depreciation and amortization (*)	-	828	1,472
Other	-	-	4
Total operating and facility maintenance results	264	2,068	2,952

(*)	See also note 9 regarding the depreciation of the Yblin facility and know-how.

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – ADMINISTRATIVE AND GENERAL EXPENSES:

Composed as follows:

	For the year ended December 31
	2014	2013	2012
	$ in thousand

Payroll and related expenses	67	89	175
Share-based payment	10	6	32
Management fees (see note 16)	84	85	132
Car maintenance	12	-	35
Professional services	218	434	353
Office maintenance	87	100	146
Depreciation and amortization	-	103	411
Taxes	-	-	31
Other	5	139	115
Total administrative and general expenses	483	956	1,430

NOTE 14 – OTHER EXPENSES:

Composed as follows:

	For the year ended December 31
	2014	2013	2012
	$ in thousand

Impairment of assets	1,435	12,255	-
Provision (write-off) regarding an onerous contract (see note 9a(1))	(376)	589	-
Write-off of a liability in respect of dismantling and vacating fixed assets	(175)	-	-
Write-off of a liability to the Office of the Chief Scientist (see note 9b(1))	-	(429)	-
Total other expenses	884	12,415	-

NOTE 15 – FINANCING INCOME (EXPENSES), NET:

Composed as follows:

	For the year ended December 31
	2014	2013	2012
	$ in thousand
Financing expenses
Short-term loans	(42)	-	(13)
Others	(7)	(47)	(47)
	(49)	(47)	(60)
Financing income
Short-term loan	-	-	204
Options at fair value through profit and loss	-	-	158
Short-term deposits	84	42	66
	84	42	428
	35	(5)	368

R.V.B. HOLDINGS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – TRANSACTIONS WITH INTERESTED PARTIES AND RELATED PARTIES

a.	Transactions with interested parties and related parties:

(1)	On March 18, 2013, the board of directors of the Company resolved to appoint Mr. Giora Gutman to serve as the chief executive officer (CEO) of the Company and its subsidiary EER.

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

(2)	Regarding a management agreement between EER and Greenstone see note 9a(2).

(3)	Regarding the Management Agreement between the Company and Greenstone including options granted to Greenstone, see note 5 (e).

(4)	Regarding options granted to directors of the Company see note 10d (2).

(5)	Regarding a line credit received from Greenstone see note 9a (4).