Form 20-F
period 2015-12-31
R.V.B. Holdings Ltd
filed 2017-02-09
CIK 1064411

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM  20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell company report _______________

Commission file number:  000-29884

R.V.B. HOLDINGS LTD.

 (Exact name of Registrant as specified in its charter)

R.V.B. Holdings Ltd.	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

1 Ha’Ofeh Street, Kadima-Tzoran, Israel

(Address of principal executive offices)

Liza Ohayon, Chief Financial Officer

1 Ha’Ofeh Street,

Kadima-Tzoran, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: ordinary shares, par value NIS 1.00 per share as of December 31, 2015. As of February 2, 2016, the Company’s ordinary shares were converted into shares of no par value.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, there were 232,725,787 ordinary shares, par value 1 NIS per share, issued and outstanding.

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

Yes ☐      No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐      No ☐

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

Yes ☐   No ☒

INTRODUCTION

R.V.B. Holdings Ltd. (“RVB”) (formerly B.V.R. Systems (1998) Ltd.), is an Israeli company that was formed in January 1998 to receive all of the assets and liabilities of the defense related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. RVB (then, BVR) commenced operations as an independent company effective as of January 1, 1998. In November 2009, RVB sold substantially all of its assets and liabilities, including the brand name “B.V.R.”, to Elbit Systems Ltd. (“Elbit”) and, subsequent to the sale, in January 2010 changed its name to R.V.B. Holdings Ltd. RVB was controlled by Mr. Aviv Tzidon until March 2010, when Greenstone Industries Ltd. (“Greenstone”), purchased from A.O. Tzidon (1999) Ltd. and Aviv Tzidon the control of RVB as of that date. On January 12, 2012, RVB completed the multi-closing transaction in which it acquired all of E.E.R. Environmental Energy Resources (Israel) Ltd.’s (“EER”) shares held by Greenstone and by S.R. Accord Ltd., and the majority of EER shares held by certain other EER shareholders, and, as of December 31, 2015, held approximately 80% of EER’s share capital (approximately 75% on a fully-diluted basis) and approximately 99% of EER’s voting rights.

On April 2, 2015, due to the financial and business condition of the Company the Tel Aviv District Court (the “Court”) granted a creditor’ petition to appoint a temporary liquidator for the Company (the “Temporary Liquidator”), with a mandate to identify and liquidate the Company’s assets. On October 28, 2015, the Temporary Liquidator filed with the Court an agreement for the sale of the Company (the “Agreement”) by way of a share issuance to Aviv Tzidon (“Aviv”) and Magic Stones -Gamestone Import and Marketing Ltd (“Magic Stones”) for the consideration specified below. The Agreement was reached following a ‘request for instructions’ (RFI) procedure carried out by the Temporary Liquidator to sell the Company, free and clear from all assets and obligations of any kind.

On February 2, 2016, the Court approved the sale and, in connection therewith, the following was implemented (1) canceling the nominal value of the Company’s shares, such that the Company’s shares will not have any nominal value, (2) converting 71,923,175 non-tradeable options to purchase ordinary shares of the Company into 71,923,175 ordinary shares of the Company, (3) effectuating a reverse split of the Company’s shares at a ratio of 30,465:1, such that for each 30,465 shares of the Company, the shareholders of the Company received one share, and (4) increasing the authorized share capital of the Company to 700,000,000 ordinary shares of the Company with no nominal value.   The above referenced reverse stock split became effective on February 25, 2016.

Pursuant to the Agreement, the Company, through its Temporary Liquidator, issued to Aviv and Magic Stones, in the aggregate, total of 9,990,000 (4,995,000 to each) ordinary shares representing, on the date of their issuance, 99.9% of the issued and outstanding share capital of the Company (the “Issuance”), in consideration for which they paid the Temporary Liquidator the amount of NIS 600,000 (approximately $ 153,000). Subsequently thereafter and as discussed in item 7a below, Aviv and Magic Stones sold to the Chief Executive Officer of the Company and to a director (and Aviv's relative) of the newly established subsidiary of the Company part of their shareholdings.

Following the acquisition of the Company, the board of directors of the Company identified a new business direction to pursue in the area of aviation transportation via light electrically operated aircrafts. The viable electric aircraft eco-system that the Company seeks to establish is intended to enable passengers to book an “on demand” flight as a cost-effective solution compared with other available transportation methods of regional travels. The aircraft to be developed will be inexpensive to operate, significantly reducing the cost of travel for passengers and is planned to be an emissions-free, quiet, high speed, safe and easy to operate, with lower operating and ownership costs. In furtherance thereof, on May 15, 2016, the Company established a new, wholly-owned Israeli subsidiary company under the name “EViation Tech Ltd.” (the “Subsidiary”) for the purpose of developing and commercializing its new business focus. The discussion of the new business focus of the Company is included in this report on Form 20-F.

The financial results and related discussion included in this report for the year ended December 31, 2015 represent the historical results of the Company’s previous business in which it was engaged prior to the sale of the Company by the Temporary Liquidator.

All references to “$,” “dollar,” “US$” or “U.S. dollar” are to the legal currency of the United States of America, references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and references to “Euro” or “EUR” are to the legal currency of the European Union.

All trademarks, service marks, trade names and registered marks used in this report are trademarks, trade names or registered marks of their respective owners.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this report on Form 20-F contains forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

●	our ability to identify, evaluate and consummate suitable business opportunities and strategic alternatives;

●	the price and market liquidity of our ordinary shares;

●	the regulatory and competitive landscape of the light aircraft aviation industry;

●	our plans with respect to the management of our financial and other assets;

●	the possibility of future litigation;

●	the viability and profitability of the light aircraft aviation market which we have newly entered;

●	market, economic and political factors in Israel, where we will be based, and worldwide;

●	our contractors’ technical, professional and financial ability to deliver on and comply with their contractual undertakings with us and our subsidiary in the target market; and

●	our ability to familiarize ourselves with the target market, and to track, monitor and manage the projects which we have undertaken.

Assumptions relating to the foregoing involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this report under “Item 3.D: Risk Factors,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the Securities and Exchange Commission.

To the extent that this Report contains forward-looking statements (as distinct from historical information), we desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are therefore including this statement for the express purpose of availing ourselves of the protections of the safe harbor with respect to all forward-looking statements.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

A. SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

The selected data presented below under the captions “Statement of Operations Data,” and “Consolidated Statement of Position” as of and for each of the years in the five-year period ended December 31, 2015, are derived from the audited consolidated financial statements of the Company. The consolidated financial statements as of December 31, 2015, and 2014, and for each of the years in the three-year period ended December 31, 2015, are included elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements and the related notes. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

At December 31, 2015, the Company was under the management of a Temporary Liquidator under the appointment of the District Court of Tel Aviv. Effective February 2016, the Company was sold to the new owners by the Temporary Liquidator, free and clear of all assets and liabilities. The financial information below represents the historical results of the business in which the Company was previously engaged prior to the sale of the Company by the Temporary Liquidator to Aviv and Magic Stones.

Year ended December 31,

(U.S. dollars in thousands, except share and per share data)

	2015	2014	2013	2012	2011
Statement of Operations Data:
Revenues	---	---	---	62	63

Expenses

Operating expenses and facility maintenance	---	264	2,068	2,952	2,526
Marketing expenses	---	---	251	549	1,200
Administrative and general expenses	166	483	956	1,430	1,759
Other expenses	---	884	12,415	---	---
Total Expenses	166	1,631	15,690	4,931	5,485

Loss from ordinary activities	(166)	(1,631)	(15,690)	(4,869)	(5,422)
Financing Income	12	84	42	428	54
Financing Expenses	(72)	(49)	(47)	(60)	(878)
Total Financing Expenses, Net	(60)	35	(5)	368	(824)
Loss for the year	(226)	(1,596)	(15,695)	(4,501)	(6,246)
Loss attributable to:
Owners of the Company	(201)	(1,316)	(12,583)	(3,615)	(5,950)
Non-controlling interests	(25)	(280)	(3,112)	(886)	(296)

Basic and diluted loss per ordinary share (in US$)	*(26.43)	*(173,04)	*(1654.56)	*(537.63)	*(966.69)

Weighted average number of ordinary shares used in basic and diluted loss per Ordinary Share calculation(*)	7,605	7,605	7,605	6,724	6,155

(*) The number of ordinary shares as of the periods presented were adjusted consistent with the applications and adjustments made and reflected in the annual report on Form 20-F for the year ended December 31, 2014 in respect of EER transaction and also reflect the 30,465:1 reverse share split implemented on February 25, 2016.

For the year ended December 31,

	2015	2014	2013	2012	2011
Consolidated Statement of Position:
Cash and cash equivalents	-	12	102	2,613	6,751
Fixed assets, net [2014-held for sale]	-	123	642	11,092	12,505
Intangible assets, net	-	-	-	3,110	3,521
Total assets	20	302	2,127	17,493	23,015
Bank credits and loans	-	-	-	-	603
Equity attributable to owners of the Company (deficit)	(1,127)	(926)	329	13,113	17,076
Non-controlling interests	173	198	529	3,428	3,902
Total Equity(deficit)	(954)	(728)	858	16,541	20,978

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The risk factors below relate solely to our new business focus in the area of developing and commercializing a light passenger electric operated propulsion aircraft. At December 31, 2015, we were under the management of a Temporary Liquidator appointed by the District Court in Tel Aviv, Israel. In February, 2016 pursuant to a court approval our company was sold free of assets and liabilities to Aviv and Magic Stones. In May 2016, we established an Israeli based subsidiary to which were assigned and otherwise transferred rights relating to our new business focus.

You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into this prospectus before making an investment decision. The risks described below and in the documents we have incorporated by reference into this prospectus are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks.

RISKS RELATED TO OUR NEW BUSINESS AND PRODUCTS

We are a start-up company.

The Company’s sole business is ownership of its wholly owned newly created subsidiary, Eviation Tech Ltd., an Israeli start-up company (the “Subsidiary”), engaged in a new business that has not generated any revenue since its inception in May 2016. We expect to incur significant operating losses for the foreseeable future, and there can be no assurance that we will be able to validate and market products in the future that will generate revenues, or that any revenues generated will be sufficient for us to become profitable or thereafter maintain profitability.

We have no operating history upon which to evaluate our business.

We have no history of operations in our industry as we are embarking on a new business venture. Accordingly, it is more difficult to accurately assess growth rate and earnings potential. Our business is dependent upon the implementation of our business plan. We have recently finalized our licensing agreements and are setting in place operations. Our limited operating history makes it difficult for prospective investors to evaluate our business. Therefore, our operations are subject to all of the risks inherent in the initial expenses, challenges, complications and delays frequently encountered in connection with the early stages of any new business, as well as those risks that are specific to aviation industry. Investors should evaluate us in light of the problems and uncertainties frequently encountered by early stage companies attempting, like ours, to develop markets for new products, services, and technologies, such as unforeseen capital requirements, failure of market acceptance, failure to establish business relationships, and competitive disadvantages as against larger and more established companies. If we are unable to successfully address these difficulties as they arise, our future growth and earnings will be negatively affected.

We may be unable to obtain additional capital that we will require to implement our business plan, which could restrict our ability to grow.

Our subsidiary has, to date, received loans of approximately $2.5 million from Aviv and Magic Stones, our shareholders under the terms of agreements with these shareholders. We have under these agreements another $2 million in unutilized credit availability. In addition, we have received a loan in the principal amount of $ 0.5 million from these shareholders. We expect that these amounts will suffice for our working capital through December 31, 2017, as described in our business plan.

However, we will require additional capital to continue implementing our business plan beyond January 1, 2018 and to grow our business beyond the development phase. We plan to partner with an established airframe manufacturer to support and fund the process of commercialization of the design. We may not, however, succeed in securing such partnership and obtaining the additional capital required, and if we are able to secure such additional capital, it may not be pursuant to terms deemed favorable to the Company and its shareholders. We may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of an aviation company, and demand for its securities;

●	conditions of the U.S. and other capital markets in which we may seek to raise funds;

●	our future results of operations and financial condition; and

●	economic, political and other conditions in North America.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations. In addition, our administrative requirements (such as salaries, insurance, expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) may require a substantial amount of additional capital and cash flow.

We may pursue sources of additional capital through various financing transactions or arrangements, including partnership with an established airframe manufacturer, joint venturing of projects, debt financing, equity financing or other means. We may not be successful in locating suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means. If we do not succeed in raising additional capital, our resources may not be sufficient to fund our planned operations going forward. Any additional capital raised through the sale of equity may dilute the ownership percentages of our shareholders, and could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

Our ability to obtain needed financing may be impaired by such factors as the capital markets, our status as a new enterprise without a significant demonstrated operating history and/or the loss of key management. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, we may be required to cease our operations.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes, which may adversely impact our financial condition.

A default by us under the secured financing arrangement with our shareholder would enable them to take control of our assets.

Under the credit facilities referred to above with our shareholders, Aviv and Magic Stones, we have granted to such shareholders a security interest in all of the assets of the Subsidiary, including its intellectual property as well as our shareholdings of the Subsidiary. A default by us under this financing arrangement would enable the holder to foreclose on our assets, including our intellectual property. Any foreclosure could force us to substantially curtail or cease our operations on our newly entered aviation business.

Our lack of diversification will increase the risk of an investment in the Company, and our financial condition and results of operation may deteriorate if we fail to diversify.

Our new business will initially be in the regional transportation (or aviation) industry. Larger companies have the ability to manage their risk by diversification. However, we will lack diversification, in terms of both the nature and geographic scope of our business. As a result, we will likely be impacted more acutely by factors affecting our industry or the regions in which we operate than we would if our business were more diversified, enhancing our risk profile. If we cannot diversify or expand our operations, our financial condition and results of operations could deteriorate.

The success of our business depends upon the continuing contributions of our Chief Executive Officer and other key personnel and our ability to attract highly qualified personnel to expand our business.

We will rely heavily on the services of our CEO, Mr. Omer Bar Yohay, as well as our shareholder Mr. Aviv Tzidon and other senior management personnel that we intend to hire. Loss of the services of any of such individuals or any other key management and technical personnel could have a material adverse impact on our future operations. Our success is also dependent on our ability to retain these key employees and our ability to attract and retain, among others, skilled financial, engineering, technical and managerial personnel to continue the development and commercialization of the EViation Aircraft. As such, our future success highly depends on our ability to attract, retain and motivate personnel, including contractors, required for the development, maintenance and expansion of our activities. There can be no assurance that we will be able to retain our existing personnel or attract additional qualified employees or consultants. The loss of personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation. In addition, if we fail to engage qualified personnel, we may be unable to meet our responsibilities as a public reporting company under the rules and regulations of the Securities and Exchange Commission.

The product we intend to market may not be accepted by the market.

Our success depends on the acceptance of our electric propulsion aircraft (the “EViation Aircraft”) as a viable alternative to the current existing regional transportation options. Market acceptance will depend upon several factors, including (a) the desire and ability of consumers to use EViation Aircraft (b) the accessibility of the EViation Aircraft; and (c) the convenience of using the EViation Aircraft. A number of factors may inhibit acceptance of the EViation Aircraft, including (i) the ease of use of competing alternatives such as cars, trains and buses; (ii) our inability to change Consumers’ habits of using car, train and buses for regional travel; (iii) our inability to change consumers’ perception that using light aircraft is highly expensive and is reserved mainly for the extremely rich population of the world; or (iv) fear of individuals to use the EViation Aircraft. If the EViation Aircraft is not accepted by the market, we may have to curtail our business operations, which could have a material negative effect on operating results and result in a lower stock price.

We may not be able to compete successfully against current and future competitors.

We will compete, in our proposed businesses, with other companies, some of which have far greater marketing and financial resources and experience than we do. A number of companies may develop and offer products that provide the same or greater functionality than our product. We may not be able to maintain our competitive position against current or potential competitors, especially those in the general aviation market with significantly greater financial, marketing, service, support, technical and other resources. Competitors with greater resources may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential employees, distributors, resellers or other strategic partners. We expect additional competition from other established and emerging companies as the market for light aircraft continues to develop.

In addition, we cannot guarantee that we will be able to penetrate the regional transportation market and be able to compete at a profit. In addition to established competitors, other companies can easily enter our market and compete with us. Effective competition could result in price reductions, reduced margins or have other negative implications, any of which could adversely affect our business and chances for success. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including: larger technical staffs, greater name recognition, larger customer bases and substantially greater financial, marketing, technical and other resources. To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and competitors’ innovations by continuing to enhance our services and sales and marketing channels. Any pricing pressures, reduced margins or loss of market share resulting from increased competition or our failure to compete effectively, could seriously damage our business and chances for success.

Our commercial success will depend in part on the ability of the licensors of key technologies to maintain protection of their intellectual property.

Our success will depend in part on the ability of the licensors of key technologies for use in our new business to obtain, maintain and enforce patent and other intellectual property rights for the technology and to preserve trade secrets, and on our ability to operate without infringing upon the proprietary rights of third parties. We cannot be certain that our licensors were the first inventors of inventions covered by their patents and patent applications or that they were the first to file. Accordingly, there can be no assurance that licensed patents and patents application used by the Subsidiary are valid or will afford us protection against competitors with similar technologies. Failure to obtain or maintain patent or other intellectual property protection on the technology underlying our licensed electric double box tail aircraft may have a material adverse effect on our competitive position and business prospects. It is also possible that the technology may infringe on third party patents or other intellectual property rights owned by others. If we are found liable for infringement, we may be liable for significant money damages and may encounter significant delays in bringing products and services to market.

We may be forced to abandon development of the EViation Aircraft altogether, which will significantly impair our ability to generate revenues.

We are currently in the proof of concept stage, and intend to test all the components of the EViation Aircraft enabling core technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems). Testing will take place on the scaled models and EViation Aircraft that are currently under construction by the Subsidiary. Upon the completion of the testing, the results of such testing may not support the claims sought by us. Further, success in the proof of concept stage does not ensure that the later stages of development would be successful, and the results of later testing may not meet our expectation or the results of the proof of concept stage. Any such failure may cause us to abandon the development of the EViation Aircraft altogether.

Our future growth is dependent upon consumers’ willingness to adopt light electric aircraft.

Our growth is highly dependent upon the adoption by consumers of light electric aircraft as a viable alternative for regional travel, and we are subject to an elevated risk of any reduced demand for, alternative fuel aircraft in general, and light electric aircraft in particular. If the market for light electric aircraft in North America, Europe and Asia does not develop as we expect, or develops more slowly than we expect, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel aircraft is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards.

Other factors that may influence the adoption of alternative fuel aircraft, and specifically electric aircraft, include:

●	perceptions about electric aircraft quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric aircraft, such as those relating to the battery in the Boeing Dreamliner;

●	perceptions about airplane safety in general, in particular safety issues that may be attributed to the use of advanced technology;

●	the limited range over which electric aircraft may fly on a single battery charge and the effects of weather on this range;

●	the decline of an electric aircraft’s range resulting from deterioration over time in the battery’s ability to hold a charge;

●	The availability of service for electric aircraft;

●	concerns about electric grid capacity and reliability, which could derail our present efforts to promote electric aircraft as a practical solution to aircraft which require gasoline;

●	consumers’ desire and ability to use electric aircraft in regional trips instead of other alternatives such as trains, buses and cars;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy as well as tax and other governmental incentives to purchase and use electric aircraft;

Our Business is subject to extensive and costly government regulation.

Our product is subject to extensive regulation and we may never obtain the certification required for its operation. In the U.S., the EViation Aircraft must comply with Federal Aviation Administration("FAA") regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety before it can be certified. The FAA and foreign regulatory authorities have full discretion over this approval process. We will need to perform significant testing of the EViation Aircraft and its systems before we could file an application for certification. We may encounter delays or rejections based upon the FAA regulations, which may delay the commercialization of our product. Failure to obtain FAA certification of the EViation Aircraft in a timely manner or at all will severely undermine our business by delaying or halting commercialization of our product, imposing costly procedures and diminishing competitive advantage, and we may be required to cease our operations.

Our business is also subject to various federal, state, and local laws and regulations relating to environmental footprint in emissions, noise and treatment of hazardous materials. However, the costs incurred to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

We may be subject to legal proceedings and/or to product liability lawsuits.

We could incur substantial costs in connection with product liability or other tortious claims relating to the EViation Aircraft. The EViation Aircraft may be involved in aerial accidents, which may cause death, bodily injury and other damages. These accidents may expose us to product liability or other type of tortious lawsuits. If product liability or tortious lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit or to halt the operation of the EViation Aircraft, which may result in substantial losses. In addition, such accidents would deter consumers from using our product, which could have a material impact on our results of operations, financial condition or cash flow and may cause us to cease operations. Our business exposes us to potential product liability and aerial accidents risks, which are inherent in the testing, manufacturing, and marketing aviation products and services. We may not be able to avoid product liability or tortious claims. Product liability and aerial accidents insurance are expensive, subject to deductibles and coverage limitations, and may not be available in the amounts that we desire for a price we are willing to pay. Product liability and aerial accidents insurance for aviation companies is generally expensive, if available at all. If, at any time, we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability or tortious claims, we may be unable to test, market or commercialize our product. A successful product liability claim or tort claim brought against us in excess of our insurance coverage, if any, may cause us to incur substantial liabilities, and, as a result, our business, liquidity and results of operations would be materially adversely affected. In addition, the existence of a product liability claim or tortious claim could affect the market price of our securities.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

Our business will expose us to potential liability that results from risks associated with conducting testing on the EViation Aircraft and from flying the EViation Aircraft. A successful liability claim, if any, brought against us could have a material adverse effect on our business, prospects, financial condition and results of operations even though liability insurance is successfully maintained or obtained. The current and planned insurance coverages may only mitigate a small portion of a substantial claim against us. In addition, we may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage the Company.

Two Shareholders Control More than 80% of the Company

Each of Aviv and Magic Stones currently own 41.21% of the Company’s outstanding share capital. Accordingly, they alone can make determinations on any matter requiring shareholder approval.

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

RISK FACTORS RELATED TO THE INTELLECTUAL PROPERTY OF OUR NEW EVIATION BUSINESS

If we fail to adequately protect, enforce or secure rights to the patents which we own or that were licensed to us or any patents we may own in the future, the value of our intellectual property rights would diminish and our business and competitive position would suffer.

Our success, competitive position and future revenues, if any, depend in part on our ability to obtain and successfully leverage intellectual property covering the EViation Aircraft, know-how, methods, processes and other technologies, to protect our trade secrets, to prevent others from using our intellectual property and to operate without infringing the intellectual property rights of third parties.

The risks and uncertainties that we face with respect to our intellectual property rights include, but are not limited to, the following:

●	the degree and range of protection any patents will afford us against competitors;

●	the patents concerning our business activities were not registered in all countries and therefore our patent protection may be lacking in some territories;

●	if and when patents will be issued;

●	whether or not others will obtain patents claiming aspects similar to those covered by our own or licensed patents and patent applications;

●	we may be subject to interference or derivation proceedings;

●	we may be subject to opposition or post-grant proceedings in the U.S. and foreign countries;

●	any patents that are issued may not provide meaningful protection;

●	we may not be able to develop additional proprietary technologies that are patentable;

●	other companies may challenge patents licensed or issued to us or our customers;

●	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

●	other companies may design around technologies we have licensed or developed;

●	enforcement of patents is complex, uncertain and expensive; and

●	we may need to initiate litigation or administrative proceedings that may be costly whether we win or lose.

If patent rights covering our product and methods are not sufficiently broad, they may not provide us with any protection against competitors with similar products and technologies. Furthermore, if the United States Patent and Trademark Office, or the USPTO, or any foreign patent office issue patents to us or our licensors, others may challenge the patents or design around the patents, or the patent office or the courts may invalidate the patents. Thus, any patents we own or license from or to third parties may not provide any protection against our competitors.

We cannot be certain that patents will be issued as a result of any pending applications, and we cannot be certain that any of our issued patents or patents licensed from a third-party will give us adequate protection from competing products. For example, issued patents, including the patents licensed by us, may be circumvented or challenged, declared invalid or unenforceable, or narrowed in scope.

In addition, since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions.

It is also possible that others may obtain issued patents that could prevent us from commercializing our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so.

In addition to patents and patent applications, we depend upon proprietary know-how to protect our proprietary technology. We require our employees, consultants, advisors and collaborators to enter into confidentiality agreements that limit the disclosure of confidential information to any other parties. We also require our employees and consultants to disclose and assign to us their ideas, developments, discoveries and inventions. These agreements may not, however, provide adequate protection for our know-how or other proprietary information in the event of any unauthorized use or disclosure.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Costly litigation may be necessary to protect our intellectual property rights and we may be subject to claims alleging the violation of the intellectual property rights of others.

We may face significant expense and liability as a result of litigation or other proceedings relating to patents and other intellectual property rights of others. In the event that another party has also filed a patent application or been issued a patent relating to an invention or technology claimed by us in pending applications, we may be required to participate in an interference proceeding declared by the USPTO to determine priority of invention, which could result in substantial uncertainties and costs for us, even if the eventual outcome is favorable to us. We, or our licensors, also could be required to participate in interference proceedings involving issued patents and pending applications of another entity. An adverse outcome in an interference proceeding could require us to cease using the technology or to license rights from prevailing third parties.

The cost to us of any patent litigation or other proceeding relating to our licensed patents or patent applications, even if resolved in our favor, could be substantial and could divert management’s resources and attention. Our ability to enforce our patent protection could be limited by our financial resources, and may be subject to lengthy delays. A third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume time and other resources. There is a risk that a court will decide that we are infringing the third party’s patents and will order us to stop the activities claimed by the patents, redesign our products or processes to avoid infringement or obtain licenses (which may not be available on commercially reasonable terms or at all). In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents.

Moreover, there is no guarantee that any prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to our product candidate, technologies or other matters. Any claims of infringement asserted against us, whether or not successful, may have a material adverse effect on us.

We rely on confidentiality agreements that could be breached and may be difficult to enforce, which could result in third parties using our intellectual property to compete against us.

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to enter into these types of agreements with our contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with the EViation Aircraft or any future product. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

●	these agreements may be breached;

●	these agreements may not provide adequate remedies for the applicable type of breach;

●	our proprietary know-how will otherwise become known; or

●	our competitors will independently develop similar technology or proprietary information.

International patent protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Patent law outside the United States may be different than in the United States. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States, if at all. A failure to obtain sufficient intellectual property protection in any foreign country could materially and adversely affect our business, results of operations and future prospects. Moreover, we may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and divert management’s resources and attention.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to design or develop an aircraft that is substantially similar to the EViation Aircraft or any future product but that are not covered by the claims of the patents that we own or have exclusively licensed;

●	we or our licensors or any future strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

●	we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications will not lead to issued patents;

●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable; and

●	the patents of others may have an adverse effect on our business.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. In addition, the Israeli Supreme Court ruled in 2012 that an employee who receives a patent or contributes to an invention during his employment may be allowed to seek compensation for such contributions from his or her employer, even if the employee’s contract of employment specifically states otherwise and the employee has transferred all intellectual property rights to the employer. The Israeli Supreme Court ruled that the fact that a contract revokes an employee’s right for royalties and compensation, does not rule out the right of the employee to claim their right for royalties. As a result, it is unclear whether and, if so, to what extent our employees may be able to claim compensation with respect to our future revenue. We may receive less revenue from future products if any of our employees successfully claim for compensation for their work in developing our intellectual property, which in turn could impact our future profitability.

RISKS RELATED TO OUR ISRAELI OPERATIONS

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

Currency fluctuations may affect the value of our assets and decrease our earnings

The Company's functional currency is the U.S. dollar. We anticipate that a significant portion of our expenses will continue to be denominated in NIS. The devaluation of the U.S. dollar against the NIS may decrease the value of our assets and could impact our business.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association (“Articles of Association”) and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See “Item 10.B. Additional Information – Memorandum and Articles of Association”

It may be difficult to enforce a U.S. judgment against us or our officers and directors or to assert U.S. securities law claims in Israel.

We are incorporated in Israel. All of our directors and officers reside outside of the United States. Service of process on them may be difficult to effect in the United States. Furthermore, because a substantial portion of our assets are located in Israel, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

An Israeli court may declare a judgment rendered by a foreign court in a civil matter, including judgments awarding monetary or other damages in non-civil matters, enforceable if it finds that:

1.	the judgment was rendered by a court which was, according to Israeli law, competent to render it;

2.	the judgment is no longer appealable;

3.	the obligation in the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy in Israel; and

4.	the judgment can be executed in the state in which it was given.

A foreign judgment will not be declared enforceable by Israeli courts if it was given in a state, the laws of which do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of Israel. An Israeli court also will not declare a foreign judgment enforceable if it is proven to the Israeli court that:

1.	the judgment was obtained by fraud;

2.	there was no due process;

3.	the judgment was given by a court not competent to render it according to the laws of private international law in Israel;

4.	the judgment conflicts with another judgment that was given in the same matter between the same parties and which is still valid; or

5.	at the time the action was brought to the foreign court a claim in the same matter and between the same parties was pending before a court or tribunal in Israel.

Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact that can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in original actions instituted in Israel.

Conditions in Israel may adversely affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel. Ongoing and revived hostilities with the Palestinians or Arab countries might require more widespread military reserve service by some of our employees, which could have an adverse effect on our business. In addition, several Arab and Muslim countries still restrict business with Israeli companies. We could be adversely affected by restrictive laws or policies directed towards Israel or Israeli businesses.

Generally, all male adult citizens and permanent residents of Israel under the age of 45 can, unless exempt, be called up and obligated to perform active military reserve duty for as many as 36 days annually (beyond this age, they may be called up and obligated to take part in military training for as many as 13 days annually). Additionally, all Israeli residents of this age are subject to being called to active duty at any time. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

RISKS RELATING TO OWNERSHIP OF OUR ORDINARY SHARES

If we are considered a shell company, we will be subject to various restrictions and requirements under the U.S. Securities Laws.

While we are not as of the date of this report on Form 20-F a shell company, the Company may be deemed to have been, at one point or another in time prior to the establishment of our Israeli subsidiary to which were assigned the rights to our new business focus, a shell company. A “shell company”, as defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934, is (1) a company that has no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. If however, due to the scope or range of our operations we are deemed to have been a shell company, then certain consequences follow.

During the period in which we are deemed to be a shell company and for a period of sixty days following the filing of the Form 20-F for the year ending December 31, 2016 reflecting the change in our status, we may not use any Form S-8 we have on file in order to enable the issuance of our shares and the resale of such shares by our employees.  In addition, the provisions of Rule 144 promulgated under the Securities Exchange Act of 1934 may not be used for resale of shares issued by us at the time we were deemed to be a shell company for as long as we are deemed to be a shell company and for a period of one-year after the filing of the above referenced report.  These restrictions may limit our ability to compensate our employees and attract new key personnel and may also restrict our ability to raise capital via the private placement of our shares.

We are unlikely to pay dividends in the foreseeable future and any return on investment may be limited to the value of our ordinary shares.

Under the Israeli Companies Law, dividends may only be paid out of profits legally available for distribution and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, a competent court may approve, as per a motion to be filed by a company in accordance with the Israeli Companies Law requirements, a payment which does not meet the profits test, provided that the court was convinced that there is no reasonable concern that such payment will prevent the company from satisfying its existing and foreseeable obligations as they become due. We do not expect to declare or pay cash dividends in the foreseeable future and intend to retain future earnings, if any, to finance the growth and development of our business. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates. If we issue additional shares in the future, it will result in the dilution of our existing shareholders.

We are authorized to issue up to ten million ordinary shares of our ordinary shares. Our board of directors may choose to issue some or all of such shares to acquire one or more companies or products and to fund our overhead and general operating requirements. The issuance of any such shares will reduce the book value per share and may contribute to a reduction in the market price of the outstanding shares of our ordinary shares. If we issue any such additional shares, such issuance will reduce the proportionate ownership and voting power of all current shareholders. Further, such issuance may result in a change of control of our company.

Trading of our ordinary shares is restricted by the Securities Exchange Commission’s penny stock regulations, which may limit a stockholder’s ability to buy and sell our ordinary shares.

The Securities and Exchange Commission has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the Securities and Exchange Commission, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our ordinary shares.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our shares.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

The market for our ordinary shares is illiquid and the price of our ordinary shares may be negatively impacted by factors that are unrelated to our operations.

Although our ordinary shares are currently listed for quotation on the OTC Pink there is no market for our ordinary shares. Even when a market is established and trading begins, trading through the OTCPK is frequently thin and highly volatile. There is no assurance that a sufficient market will develop in our shares, in which case it could be difficult for shareholders to sell their shares. The market price of our ordinary shares could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of our competitors, trading volume in our ordinary shares, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our ordinary shares.

If we fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business, operating results and stock price.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404 thereof have resulted in a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not been, and is not required to be, audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

ITEM 4.	INFORMATION ON The COmpany

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is R.V.B. Holdings Ltd. Our offices are at 1 Ha’Ofe St., Kadima-Tzoran, P.O. Box 5062, Israel, 6092000. Our corporate governance complies with the Israeli Companies Law, 1999, as amended (the “Companies Law”). Our shares are currently quoted on the OTC Market, Pink, under the symbol, RVBHF.

R.V.B. Holdings Ltd., formerly B.V.R. Systems (1998) Ltd. (“BVR”), is an Israeli company that was formed in January 1998 to receive all of the assets and liabilities of the defense related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. BVR commenced operations as an independent company effective as of January 1, 1998. In November 2009, BVR sold substantially all of its assets and liabilities, including the brand name “B.V.R.”, to Elbit Systems Ltd. (“Elbit”) and following the sale changed its name in January 2010 to R.V.B. Holdings Ltd. RVB was controlled by Mr. Aviv Tzidon until March 2010, when Greenstone Industries Ltd. (“Greenstone”) purchased a controlling interest in RVB from A.O. Tzidon (1999) Ltd. and Aviv Tzidon.

On April 2, 2015, the Tel Aviv District Court (the “Court”) granted Greenstone’s petition, due to the financial and business condition of the Company, to appoint Adv. Mordechai Shalev as the Temporary Liquidator of the Company, with a mandate to identify and liquidate the Company’s assets and to investigate its conduct. The Temporary Liquidator may be granted additional powers as may be determined by the Court.

On October 28, 2015, the Temporary Liquidator filed with the Court an agreement for the sale of the Company (the “Agreement”) by way of a share issuance to Aviv and Magic Stones in consideration for NIS 600,000. The Agreement was reached following a ‘request for proposals’ (RFP) procedure carried out by the Temporary Liquidator to sell the Company free and clear from all assets and obligations of any kind.

Following the approval of the Agreement by the Court on February 2, 2016, the following was implemented (1) canceling the nominal value of the Company’s shares, such that the Company’s shares will not have any nominal value, (2) converting 71,923,175 non-tradeable options to purchase ordinary shares of the Company into 71,923,175 ordinary shares of the Company, (3) effectuating a reverse split of the Company’s shares at a ratio of 30,465:1, such that for each 30,465 shares of the Company, the shareholders of the Company received one share, and (4) increasing the share capital of the Company to 700,000,000 ordinary shares of the Company with no nominal value.   After giving effect to such actions and prior to the share issuances to Aviv and Magic Stones, the total number of issued ordinary shares of the Company was 10,000. The reverse split became effective on February 25, 2016.

Pursuant to the Agreement, the Company, through its Temporary Liquidator, issued to Aviv and Magic Stones, in the aggregate, 9,990,000 ordinary shares representing, on the date of their issuance, 99.9% of the issued and outstanding share capital of the Company (the “Issuance”), in consideration for which these shareholders paid to the Temporary Liquidator the amount of NIS 600,000 (approximately $ 153,000).

Following the acquisition of the Company, the Board of the Company identified a new business direction to pursue in the area of aviation transportation via light electrically operated aircrafts. The viable electric aircraft eco-system that the Company seeks to establish is intended to enable passengers to book an “on demand” flight as a cost-effective solution compared with other available transportation methods of regional travels. The aircraft to be developed will be inexpensive to operate, significantly reducing the cost of travel for passengers and is planned to be an emissions-free, quiet, high speed, safe and easy to operate, with lower operating and ownership costs. In furtherance thereof, on May 15, 2016, the Company established a new, wholly-owned Israeli subsidiary company under the name “EViation Tech Ltd.”, or the Subsidiary, for the purpose of developing and commercializing its new business focus. Aviv and Magic Stones assigned or otherwise transferred to the Subsidiary all rights that each had or entered into relating to the new business focus of light aircraft aviation technology.

Our legacy business of waste management as at December 31, 2015 has been discontinued. The discussion below in this item relates solely to our new business focus in light aviation regional transportation field.

B. AVIATION BUSINESS OVERVIEW

Our Business

The Subsidiary

The Subsidiary was incorporated in Israel on May 15, 2016 as a wholly-owned subsidiary of the Company, a private company limited by shares. The Subsidiary seeks to develop and manufacture a light, electric passenger aircraft, which we refer to as the “EViation Aircraft”, and to provide supportive services required for an economically viable electric aircraft eco-system.

The viable electric aircraft eco-system that the Subsidiary seeks to establish is intended to enable passengers to book an “on demand” flight as a cost-effective solution compared with other available transportation methods of regional travels. The EViation Aircraft to be developed will be inexpensive to operate, significantly reducing the cost of travel for passengers.

ABOUT THE EVIATION AIRCRAFT

The EViation Aircraft is planned to be an emissions-free, quiet, high speed, safe and easy to fly aircraft, with lower operating and ownership costs. The Subsidiary expects this aircraft to achieve a reduction of over 60% of operational costs, compared with similarly sized non-electric aircraft. The Subsidiary also estimates that such cost reduction, combined with the inherently low maintenance costs of electrical drives, will place the EViation Aircraft in competition with personal automobiles and the various modes of public transportation to destinations over 100 miles away.

The EViation Aircraft is designed to accommodate up to six passengers for a maximum travel distance of 700 miles, using electrical power only. It will be able cruise at 200 knots (ktas) using only 90 kilowatt (kW) of power during the flight, at a cost per seat mile, or “CASM”, of approximately US $0.10, allowing the EViation Aircraft to favorably compete in the general aviation market in addition to providing a viable alternative to the regional transportation options of today.

The EViation Aircraft is designed to provide an economically accessible travel option for a wider range of passengers. In addition, due to the quiet and emission free engine of the EViation Aircraft, the Subsidiary will be able to utilize many small airfields that were not previously accessible due to environmental regulations.

In addition to the License and Service Agreement entered on September 1, 2015 by Aviv and Magic Stones and subsequently assigned to the Subsidiary, the Subsidiary intends to enter into license agreements with a number of inventors and holders of key proprietary technologies, in order to facilitate the further development and improvement of the EViation Aircraft’s airframe design, electric system, battery technology and flight control systems.

CORE ENABLING TECHNOLOGIES FOR THE EVIATION AIRCRAFT

Airframe design

The Subsidiary has developed a highly efficient airframe, designed and built from the ground up for electric propulsion. The air frame allows for efficient use of distributed propulsion; low cooling drag and efficient thermal management. The airframe has been extensively tested and analyzed and is expected to fly at scale in the first half of 2017. The first full scale, 6 passengers carrying implementation of the airframe is to be constructed throughout 2017 and 2018 and is expected to be ready for first prototype flight by the third quarter of 2018. The construction of the full-scale aircraft has been found eligible for Israeli government support, and was granted 3,000,000 NIS in match-up funding, over the period of construction of the full-scale aircraft. The funds are considered as a loan, to be repaid out of future company revenue.

Electric drive

Two sets of highly efficient motors and controllers has been purchased and integrated as the electric drive system of the aircraft. Suitable motors and controllers are manufactured by two separate potential suppliers and testing and integration will be performed on both, to allow supply chain flexibility in the future.

Battery technology

The EViation Aircraft will utilize an aluminum-air battery to be developed and supplied by Phinergy Ltd., a company controlled by Aviv, and a Lithium Polymer buffer battery for high power at takeoff, as well as for regenerated power storage. The aluminum-air battery system produces electricity from the reaction of oxygen in the air with aluminum, and will be integrated into our airframes as part of a combined battery solution. The integration and optimization of the batteries and energy storage system design for our airframe has been performed by the Subsidiary during the second half of 2016.

Autonomous flight and sensing systems

In addition to the development and manufacturing of the EViation Aircraft, the Subsidiary is also developing services and technologies that will demonstrate our vision of the EViation Aircraft eco-system. These developments include low cost auto-piloting solutions, high volume, machine airspace management and real-time remote assistance and piloting service. These technologies are sub-systems that could be integrated into existing and future general aviation aircraft as products or services, regardless of the maturity of the EViation Aircraft.

Remote Ground Station Assistance and Control

Under the Laminar MOU discussed below, Aviv has contracted on behalf of the Subsidiary with Mr. Austin Meyer and Laminar Research LLC, for the development of the software to be integrated into the Subsidiary’s ground stations and air traffic control demonstrators. The software that includes uniquely modified versions of a commercially available flight simulator and a controller, developed for and owned by the Subsidiary, will be integrated into the Eviation aircraft’s hardware. The system created shall be used for safety support, to safely manage and control high numbers of aircraft in a given airspace.

Collision Avoidance and Remote Communication

The Subsidiary is also developing an obstacle detection and collision warning system, in addition to other optical sensors to assist with full surrounding awareness by the aircraft. This system will also include a machine to machine (M2M) data connection that will allow the plane to communicate with other planes for safety and automated formation flights.

Auto Landing System

The Subsidiary has bought all rights under a U.S. patent for a high precision electro-optical positioning system. Under the rights obtained, the Subsidiary has completed the conceptual design of a low-cost auto-landing system, currently being developed under contract with Zickel Engineering Ltd. The system prototype was completed during the second half of 2016, and integrated as part of our advanced auto-pilot system. As such, this feature will be integrated into the EViation aircraft, and its scale models.

The autonomous flight and sensing systems are also intended to be developed as the first stage for auto-pilot aircraft.

MARKET OVERVIEW

General Aviation

General aviation, comprising all aircraft other than military aircraft and scheduled commercial airliners, presents an uncommon form of long distance transport method, reserved mainly for ultra-wealthy individuals.

According to the 2014 General Aviation Statistical Databook and 2015 Industry Outlook, the general aviation market includes approximately 400,000 aircraft worldwide, ranging from two-seat training aircraft and utility helicopters to intercontinental business jets flying today, most of which are based in the United States and Europe. In the U.S., the general aviation fleet flies almost 23 million flight hours to more than 5,000 U.S. public airports, while scheduled commercial airlines serve less than 500 airports. The European general aviation fleet can access over 4,200 airports.

The global aviation industry has been growing and developing over the past few years. In 2014, the general aviation industry showed total revenue of roughly $24.5 billion and delivery of 2,454 new aircraft, a slight increase compared to the previous year. The increase is mostly attributable to a 6.5% increase in the number of business jets delivered that year. In comparison, the commercial aviation industry is estimated at $260 billion in new aircraft deliveries each year. Moreover, commercial aviation has been growing at roughly 5% per year since 1980, compared with a 0.5% annual growth rate for general aviation since 2010.

Regional Transportation

According to national household travel surveys made in 2001 and 2009, or NHTS, as summarized in Long Distance Transportation Patterns: Mode Choice, out of the 2.6 billion trips of over 50 miles in distance taken annually by Americans, 2.36 billion trips are of 100-750 miles, making the regional distance account for 91% of the total trips taken, and an estimated total of over $1 trillion spent on this type of travel.

The Subsidiary aims to target trips at a destination distance of 100-749 miles, rendering 50-100 miles more suitable for a car and trips over 750 miles for main-stream commercial aviation. According to the data provided by the NHTS, we estimate a regional-distance trip that accounts for 91% of all trips over 50 miles, and that is served almost exclusively by cars (93.1%).

COMPETITION

The EViation Aircraft will compete with light aircraft in the general aviation market and with trains, buses and private automobiles in the regional travel market. Light aircraft are highly expensive for travel. The CASM (cost per seat mile) for light aircraft is estimated at US $0.20 to US $0.50, not including pilot’s expenses.

According to an AAA, “Your Driving Costs” 2015 report, the driving CASM for a mid-size sedan at full seating capacity in 2015 was US $0.12 - US $0.20. The average CASM in the commercial aviation industry is US $0.13, but additional costs for the customer significantly vary based on competition on routes, so that regional prices in the U.S. commercial aviation industry range between US $0.21 and US $0.90 cents per mile traveled. Buses and regional trains are less expensive (CASM of US $0.8 - US $0.11), but are also very slow in commute. High speed trains are more expensive (CASM of US $0.25 - US $0.35), and like commercial aviation require a significant investment in infrastructure.

The EViation Aircraft adds a unique and inexpensive alternative to the current existing regional transportation options for travel distances of 100-750, while using the existing infrastructure of general aviation, at an estimated CASM of US $0.10 or less.

OUR BUSINESS STRATEGY

Our business plan includes four distinct stages as described below:

1.       Proof of Concept – The Subsidiary is currently in the proof of concept stage, and intends to test all the components of the Eviation Aircraft core enabling technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems). Testing will take place on the scaled models and the full-scale aircraft once completed. Our goal is to successfully complete the construction and first test flights of the Eviation Aircraft. The Subsidiary expects to complete the proof of concept stage by the end of 2018. The expected cost of this stage is approximately US $3.4 million.

2.       Aircraft and Services Development – Following the proof of concept stage, the Subsidiary intends to develop potential products to defined services and solutions and protect any intellectual property created during the proof of concept stage. The Subsidiary also intends to partner with leading aerospace industrial suppliers to commercialize and market these services and solutions. This stage will focus mainly on the development and commercialization of autonomous flight and sensing systems, including the remote pilot assistance and auto landing system. In addition, the Subsidiary intends to continue the flight testing of the EViation Aircraft to both validate and improve the Aircraft’s design. We expect to complete this stage by the end of 2019 at an estimated cost of approximately US $2 million.

3.       Production - In this third stage the Subsidiary plans to complete the industrial production design process for the EViation Aircraft, based on the results of the flight tests for the purpose of commercialization and type certification of the EViation Aircraft. The Subsidiary further intends to partner with established airframe manufacturers to support the process of commercialization of the design. The Subsidiary also plans, based on the assessment of the certification process, to complete the development of the transportation service platform and initiate its marketing. The Subsidiary may independently manufacture a limited series of experimental EViation Aircraft, to be sold in the U.S. market. This stage is planned to be completed by the end of 2020. We cannot estimate the cost at this time.

4.       Production and Operations - In the fourth and final stage, the Subsidiary plans to complete the certification process of the EViation Aircraft and partner with manufacturers and marketers for the commercialization of the aircraft, along with additional developed systems and services. We estimate the earliest expected sale of a complete certified EViation Aircraft will be in the year 2022.

EMPLOYEES

As of the date of this proxy statement, the Subsidiary has nine employees in Israel, of which eight are engaged in design and development

CAPITAL RESOURCES

In order to advance the business of the Company, on July 17, 2016, Aviv and Magic Stones, on the one hand, and the Company, on the other, entered into a loan and security agreement pursuant to which the shareholders advanced a total of $500,000 to the Company for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. As security for such loan, the Company granted to the advancing shareholders a specific lien and security interest on all of the shares of the Subsidiary held by the Company. The loan may be repaid by the Company at any time in minimum increments of $50,000. The proceeds of the loan are to be used for funding the on-going operations of the Company.

Additionally, on July 17, 2016, Aviv and Magic Stones entered a loan and security agreement with the Subsidiary pursuant to which they will provide a credit line to the Subsidiary of up to a total of $4,500,000 for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. Draws on such credit line may be made in increments of not less than $50,000, and outstanding amounts on the credit line may be repaid in increments of not less than $50,000. Accrued interest is payable annually. As security for amounts owing under the credit line, the Subsidiary granted to these shareholders a floating lien and charge on all the assets of the Subsidiary, and a specific charge on all the intellectual property rights owned by the Subsidiary at any time. An event of default on any one of the loan made to the Company and the credit line granted to the Subsidiary triggers an event of default under the other of such loan and credit line. As of the date of this report, the Subsidiary has drawn down on approximately $2.5 million under this facility.

MATERIAL AGREEMENTS

License and Service Agreement for the manufacturing of the scaled models and electric synergy prime aircraft

On September 1, 2015, our shareholder, Aviv, entered on behalf of the Subsidiary into a License and Service Agreement (“the LSA”) with Mr. John McGinnis, on behalf of himself and on behalf of his companies, Synergy Aircraft LLC and MC Squared Design USA (collectively, “McGinnis”), for a patent and know-how in the field of aircraft, including a Double Boxtail Aircraft design. Pursuant to the terms of the agreement, the Subsidiary acquired a worldwide exclusive license to a patent and know-how necessary for the completion and utilization of a flying electric Double Boxtail aircraft for use solely in the field of electric powered aircraft (including hybrid electric) above 55lbs, including the rights to develop, make, commercialize, and import products and processes. Three years after the termination of the agreement, the license will automatically become non-exclusive. Pursuant to the terms of the agreement, the Subsidiary agreed to pay US $300,000 for the development and production of four flying, unmanned, scaled demonstrators, the first of which was provided to us in March 2016. The Subsidiary will be the owner of the physical scaled demonstrators and their accompanying manuals, copies of design files and drawings. Aviv also agreed on behalf of the Subsidiary to pay US $500,000 for the development and production of a full scale electric synergy prime aircraft, in consideration for which the Subsidiary was granted the right to use the full-scale electric synergy prime aircraft for demonstrations, exhibitions and events for a period of three years from the completion of the full scale electric Synergy prime aircraft. Of the US $500,000 to be paid to McGinnis, US $200,000 was paid (by Aviv on behalf of the Subsidiary) in September 1, 2015; US $200,000 was paid between January and April 2016 to enable completion of the sub-scale demos; and US $100,000 is payable upon completion of the full scale electric Synergy prime aircraft, which was expected to take place by the end of 2016. By March 2016, one model had been delivered, as well as all the needed files and drawings. Per the terms of the agreement, we will not be the owners of the physical embodiment of the full scale electric Synergy prime aircraft or its intellectual property.

Pursuant to the terms of the agreement, McGinnis will provide additional services and certain deliverables to us, and we agreed to pay in accordance with a statement of work. The Agreement provides for payments to McGinnis aggregating $2,000,000 over the next four years upon agreed upon development milestones specified in the statement of work.

Pursuant to the terms of the agreement, McGinnis is and shall remain the sole and exclusive owner of the patent and the know-how he has developed that relates thereto. Any intellectual property developed in the course of or as a result of the services under the agreement shall belong to McGinnis and will automatically and for no additional consideration licensed to us under the license granted in this agreement. We will have the right to coordinate, review, comment and approve any filing, prosecution, maintenance and enforcement of patent applications and patents on the new developed intellectual property.

As of March 2016, and in accordance to the terms of the agreement, due to a lack of progress in the development and supply of the model or the completion of the Synergy Prime Aircraft, the agreement has in effect been suspended, and could be reinstated in agreement between the parties in any stage. The suspension of the agreement has led us to focus only on the development of the EViation Aircraft and accelerate its construction program as described above.

Administrative Services Agreement for the provision of various services and the lease of office space

On November 30, 2015, Aviv and Mr. Michael Ilan (beneficial owner of Magic Stones) entered on behalf of the Subsidiary into an Administrative Services Agreement with Phinergy Ltd., a company also controlled by Aviv and Mr. Ilan – “the ASA”. Pursuant to the ASA, Phinergy provides the Subsidiary with (i) administrative and general services, including secretarial and management services; (ii) human resource services; (iii) accounting and bookkeeping services; and (iv) office space and office services, including telephone, fax and data communications and cleaning services (the services described in (i) through (iv), collectively – the “Services”). In consideration for these Services, the Subsidiary is to pay a monthly fee, calculated on the basis of the actual cost to Phinergy of providing the Services, derived as a percentage of the global costs paid for Phinergy for receiving such services for itself and the Subsidiary together. Fees are paid on a quarterly basis in arrears.

The Laminar MOU

On February 5, 2016, the Subsidiary (as an entity in formation) entered into a “Memorandum of Understandings” with Laminar Research LLC (the “Laminar MOU” and “Laminar”, respectively) for the development of an air traffic control (ATC) algorithm and its implementation on subscale aircraft models. The Laminar MOU comprises several steps of development by Laminar, for a total payment by the Subsidiary of $180,000. The Subsidiary receives an irrevocable, royalty-free license for a limited number of copies of the finished software products.

INTELLECTUAL PROPERTY

In July 2016, the Subsidiary acquired from Eye Point Ltd., a company owned by Mr. Dekel Tzidon, all rights under US patent No. 8,314,928 (the “Eye Point Patent”). The Eye Point Patent will expire on November 12, 2026. This patent allows us to develop our conceptual design of an auto-landing system.

We also license US Patent No. 8,657,226, owned by McGinnis, pursuant to the LSA. This patent will expire on April 26, 2029. Pursuant to our agreement with McGinnis, any patents and other types of intellectual property developed in the framework of the LSA will be owned by McGinnis and will be added to the license already granted by McGinnis for no additional consideration.

While our intellectual property rights in the aggregate are important to the operation of each of our businesses, we do not believe that our business would be materially affected by the expiration of any particular intellectual property right or termination of any particular intellectual property patent license agreement.

REGULATORY ASPECTS

Our business is regulated by the FAA and the Department of Homeland Security. In the U.S., the EViation Aircraft will be required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. When we reach the stage of mass production and deployment of the EViation Aircraft, we will also be subject to various federal, state, and local laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We will continually assess our compliance status and management of environmental matters to ensure our operations are in substantial compliance with all applicable environmental laws and regulations. Investigation, remediation, operation and maintenance costs associated with environmental compliance and management of sites will be a normal, recurring part of our operations. It is reasonably possible that costs we incur to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows, if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

DEVELOPMENT AWARDS

On December 18, 2016 our subsidiary signed a Support and Investment Agreement with the Office of the Chief Scientist (“OCS”) of the Ministry of National Infrastructures, Energy, Water and Resources of Israel. Under the agreement, the Company will develop passenger's electric aircraft. The plan will be performed during 24 months commencing on January 1, 2017. The subsidiary is entitled to receive up to 50% of the actual costs and up to NIS 3 million (approximately $780 thousand). As a security, the subsidiary provided a bank guarantee in the amount of NIS 225 thousand that will be effective until 3 months after the end of the project. The subsidiary is expected to record a lien on a bank deposit in the same amount in favor of the bank providing the guarantee. According to the agreement, the subsidiary will be required to pay royalties in an amount of 5% on sales of products and services derived from a technology developed using these grants until 100% of the CPI-linked grant plus interest is repaid.

RESEARCH AND DEVELOPMENT

There were no research and development expenses recorded in 2015.

C. ORGANIZATIONAL STRUCTURE

See discussion Above.

D. PROPERTY, PLANTS AND EQUIPMENT

All of our facilities are leased, and we do not own any real property. Our principal executive offices are located in 1 Ha’Ofeh Street, Kadima-Tzoran, Israel. The space is in a commercial office building and has approximately 200 square meters pursuant to a 2-month lease which commenced on December 1, 2015 with 12 option periods of 6 months each that will be automatically exercised unless we provide a 90 days early termination notice before the end of each year lease period. We have no material tangible fixed assets apart from the properties described above.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH ITEM 3 "SELECTED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THIS "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" SECTION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS INCLUDING, BUT NOT LIMITED TO, THOSE SET FORTH UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS REPORT.

A.  OPERATING RESULTS

Overview

In April 2015, the Tel Aviv District Court appointed a Temporary Liquidator to obtain and realize the Company’s assets and to settle its liabilities. Since such appointment, the Company was managed by the Temporary Liquidator who terminated the Company’s operations and arranged for the consummation of a Scheme of Arrangement that included the transfer and assumption of all assets and liabilities of the Company to a trust managed by him, and the issuance to Aviv and Magic Stones, our shareholders, of 9,990,000 ordinary shares of the Company representing 99.9% of the issued and outstanding share capital of the Company. The agreement between these shareholders and the Temporary Liquidator on behalf of the Company, was executed on October 22, 2015 (the “Agreement”), and the Tel Aviv District Court approved the Scheme of Arrangement including the Agreement on February 2, 2016.

As discussed above in May 2016, we set up a new subsidiary through which we manage our new Aviation- Business.

Results of Operations

The results of operations represent our legacy business operations as of December 31, 2015 engaged by the Company prior to the appointment of the Temporary Liquidator and the sale of the Company to our shareholders. The new Aviation Business is not represented in the financial information below as it started only in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our operational loss for the year ended December 31, 2015 and 2014 was $226 thousand and $1,596 thousand, respectively. The decrease in the operating loss for the year ended December 31, 2015 as compared to the year ended December 31, 2014 is primarily attributable to the cessation of substantially all operational activities by the Company in March 2015 and the appointment in April 2015 of a Temporary Liquidator by the Tel Aviv District Court.

Revenues.

No revenues have been recorded in the years 2015 and 2014.

Operating expenses and facilities maintenance.

No operating expenses and facilities maintenance expenses have been recorded in 2015 as compared to $ 264 thousands for 2014. The decrease resulted from the termination of operations during 2015 in all our business segments.

Marketing expenses.

No marketing expenses have been recorded in the years 2015 and 2014 as a result of the Company’s determination to substantially reduce operating activities in 2014 and to terminate active operations in 2015.

General and Administrative Expenses.

General and administrative expenses for the year ended December 31, 2015 and 2014 were $166 thousand and $483 thousand, respectively. The decrease is attributable to cessation of substantially all operations in 2015.

Financing Expenses, Net

Financing income, net, in each of the years 2015 and 2014 was an immaterial amount.

Other expenses

No other expenses were recorded in 2015 as compared to $884 thousand for 2014. The other expenses recorded in 2014 are mainly attributable to the impairment loss of tangible and intangible assets.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The operational loss for each of the years ending December 31, 2014 and 2013 was $1,596 thousand and $15,695 thousand, respectively. The decrease in loss in 2014 as compared to 2013 is attributable to the Company’s determination to terminate certain operating activities in 2014 and resulting termination of employees and related costs.

Revenues

No revenues have been recorded for the years 2014 and 2013.

Operating Expenses and Facility Maintenance

Operating and facility maintenance expenses for each of the years ended December 31 2014 and 2013 were $264 thousand and $2,068 thousand, respectively. The decrease in operating expenses and facility maintenance in 2014 as compared to 2013 is attributable to the Company’s determination to terminate certain operating activities in 2014 and resulting termination of employees and related costs.

Marketing Expenses

We recorded no marketing expenses in 2014 as compared to $251 thousands in 2013. The decrease is, mainly due to the Company’s determination to cease significant operating activities in 2014 and resulting termination of employees and related costs.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2014 and 2013 were $483 thousand and $956 thousand, respectively. The decrease is mainly due to efficiency measures taken by the Company.

Financing Expenses, Net

Financing income, net, in the years 2014 and 2013 was an immaterial amount.

Other Expenses

Other expense for the year ended December 31, 2014 and 2013 were $884 thousand and $12,415 thousand, respectively. The other expenses during 2013 were mainly regarding an impairment loss of tangible and intangible assets. For further description, please see Notes 8 and 9 to RVB’s financial statements for the year ended December 31, 2013, starting on page F-1 of the Company’s 2013 annual report filed with the SEC on Form 20-F on April 28, 2014.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, investments, income taxes, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a further description of RVB’s material accounting policies, please read Note 2 to RVB’s financial statements for the year ended December 31, 2015, starting on page F-1 of this annual report.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash flows used in operating activities during 2015 amounted to US$ 0.1 million. Cash flows during 2015 were mainly used to finance the Company's expenses related to its legacy business operations during the year ended December 31, 2015 prior the sale of the Company by the Temporary Liquidator to Aviv and Magic Stones.

Cash flows provided by investment activities during 2015 amounted to US$0.1, mainly relating to proceeds from sales of fixed assets.

No cash flows provided by or used in financing activities during 2015.

The Company believes that its available cash resources, including the shareholder credit facilities and the newly awarded grant from the OCS toward the design and development of the aircraft, are sufficient to meet its operating requirements in the new business focus through January 2018.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company did not engage in any research and development activity in 2015.

D. TREND INFORMATION

We have recently begun to engage in the general aviation industry. It is not possible for us to predict with any degree of accuracy the outcome of our research and development or commercialization efforts. Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are primarily attributable to the level and results of our development plans.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As of December 31, 2015, we had no contractual obligations of the type required to be disclosed in this section.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Until April 2, 2015, the Company’s board of directors was comprised of Yair Fudim, chairman, Mordechai (Moti) Menashe, Jonathan Regev, Alicia Rotbard and Gedaliah Shelef. In addition, Ofer Nave served as the Company’s chief financial officer. On April 2, 2015, upon the appointment of a Temporary Liquidator by the Court and in accordance with the Companies Ordinance, 5743-1983, the authority of the directors ceased and Ofer Nave ceased to serve as the Company’s chief financial officer. As such, as of May 14, 2015, Mordechai Shalev, Adv., the Temporary Liquidator, age 58, served as the Company’s sole officer and the Company had no appointed directors through February 2, 2016, when the sale of the Company to Aviv and Magic Stones, our shareholders, approved by the Court.

The following table sets forth the name, age and position of each of our executive officers, directors, as well as our senior employees, as of the date of this report. Unless otherwise stated, the address for any of the individuals listed below is c/o R.V.B. Holdings Ltd., 1 Ha’Ofe St., Kadima-Tzoran, P.O. Box 5062, Israel, 6092000

Name	Age	Position
Aviv Tzidon	60	Chairman of the Board of Directors
Omer Bar-Yohai	38	Chief Executive Officer
Liza Ohayon	42	Chief Financial Officer
Dan Halutz	69	Independent Director
Ilanit Zalmanovich	47	Director
Avi Toledano	56	Director
Abraham Nahmias	61	Director
Orit Stav	45	External Director
Aviad Pundak Mintz	52	External Director

Aviv Tzidon was appointed as a director on February 2, 2016 and as the Company’s Chairman of the board of directors on April 3, 2016. Mr. Tzidon is the Founder and CEO of Phinergy Ltd., an Israeli private company which operate in the green energy industry and develop metal-air energy system. Aviv is an accomplished entrepreneur who founded over ten high-tech companies, three of which were quoted on NASDAQ and another on the Frankfurt stock exchange. Aviv is a creative thinker who likes to think "out of the box."  He holds over fifteen granted patents many of which have led to breakthrough innovations across various industry segments (positioning systems, network protocol, navigation accuracy, virtual studio). These innovations have been implemented into a wide range of products and applications, from air combat training for the military to 3D graphics for TV broadcasting.

Omer Bar Yohai was appointed as the Company's Chief Executive Officer on April 3, 2016. – Mr. Bar Yohai served in the Israel Defense Forces from 1997 to 2008, and departed from service with the rank of Major. From 2008 to 2015 Mr. Bar Yohai served in the offices of the Prime Minister of Israel in various managerial positions.

Liza Ohayon was appointed as the Company's Chief Financial Officer on April 3, 2016. Ms. Ohayon joined Phinergy Ltd. in July 2015 and serves as the VP Finance. Prior to joining Phinergy, between March 2010 and March 2015, Ms. Ohayon served in several positions in Telit Communications PLC, a global leader in Internet of Things (IoT) enablement, including Tax Director and Corporate Controller. Between April 2001 and September 2009 Ms. Ohayon worked in PriceWaterHouseCoopers Israel and New York and has vast experience in managing and leading assurance engagements with private and public companies from the technology and retail industries. She is also very experienced in supporting startups from inception to maturity. Ms. Ohayon holds a BA in Business Administration and Accounting awarded by the College of Management Academic Studies in Rishon LeZion, Israel and she is a Certified Public Accountant in Israel.

Dan Halutz was appointed as a director in July 17, 2016. - Mr. Halutz served as the Chief of Staff of the Israel Defense Forces and commander of the Israeli Air Force from April 2000 to February 2007. From 2008 to 2010, Mr. Halutz was the chairman of the board of Starling Advanced Communications Ltd., a private Israeli company specializing in satellite communications and served as the chief executive officer of Kamor motors Ltd., an Israeli company traded in the Tel Aviv Stock Exchange, specializing in importing BMW products to Israel and Bulgaria. From 2013 to 2016, Mr. Halutz served as the Chairman of Jobookit Holdings Ltd., an Israeli company traded on the Tel Aviv Stock Exchange that specializes in on-line recruitment software. Mr. Haloutz is partnering few private consulting companies and serves as board member in additional two companies: Berman Bakery Ltd which is a private company and Intergama Holdings Ltd. a public company traded in the Tel-Aviv Stock Exchange. Mr. Halutz has a BA in economics and completed Advanced Management Program course in Harvard university.

Ilanit Zalmanovich was appointed as a director in February 2, 2016. Since March 2016, she has been serving as General Legal Counsel of Waxman Govrin Geva Engineering Com, an Israel based company engaged in project management of civil engineering. Between 2014 and 2015, Ms. Zalmanovich was in private legal practice. Between May 2008 and December 2012, she was General Counsel to Redstone Real Estate Group out of Israel, a real estate investment fund. Prior thereto, from May 1995 to May 2005, she served as Legal Counsel to Shikun Ubinuei & Solel Boneh Group in Israel. Ms. Zalmanovich holds a LLB degree in Law from Tel Aviv University (1995) and M.B.A. from Ben Gurion University in Israel (2000).

Avi Toledano was appointed as a director on February 2, 2016. Mr. Toledano is currently focusing on investment related activities in real estate. Between November 2006 and March 2013 Mr. Toledano served as a director in Teva Naot. Prior to that, from January 1986 to December 2005, Mr. Toledano was a partner at Ernst and Young Israel – Kost Forer Gabbay & Kasierer, where he focused on merger and acquisitions. Mr. Toledano holds a BA degree in Economy and Accounting from the College of Management Academic Studies and has been a Certified Public Accountant in Israel since 1988.

Abraham Nahmias was appointed as a director on February 2, 2016.   Mr. Abraham Nahmias is a senior partner in Nahmias Grinberg Shachar C.P.A. (Isr.) since January 1985. Mr. Nahmias possesses more than 20 years of experience as a director in several public companies in a broad range of fields. He currently serves as a director in Nano Dimension Ltd (since 2014), in Orad Ltd (since 2011), in Allium Medical Solutions Ltd (since 2014), and in Cellect Biomed Ltd (since 2014). Mr. Nahmias holds a BA degree in Economy and Accounting from Tel Aviv University and has been a Certified Public Accountant in Israel since January 1981.

Orit Stav was appointed as a director on February 2, 2016. Ms. Stav is an experienced investment manager with more than 15 years of experience in the Venture Capital & Private Equity, as well as in the technology sector.   Orit currently serves as a professional board member in additional five public companies ( I.B.I Investment House Ltd., Elbit Vision Systems Ltd., Aran Research & Development Ltd., Israel Canada Ltd. and Prior-Tech Ltd.). From January 2006 to March 2010, Orit represented Siemens Venture Capital (SVC) in Israel and was responsible for all Siemens investments in Israel. Prior to joining SVC, from January 1998 to May 2005 Orit was a Partner at Platinum Neurone Ventures, an Israeli venture capital fund where she led investments from seed stage to successful exits and was responsible for two M&A transactions. She has gained experience working with entrepreneurs, represented the fund as a board member in portfolio companies and worked with leading international VCs. Ms. Stav holds a Master of Business Administration from Hertfordshire University, UK, and a Bachelor degree in Arts (Economics and Management) from Tel Aviv University.

Aviad Pundak-Mintz was appointed as a director on February 2, 2016. Mr. Pundak-Mintz serves as the Venture Partner and General Partner of Gemini Israel Funds. Mr. Pundak-Mintz joined Gemini Israel Funds in 1999 and specializes in the area of enterprise software and systems investments. He is employed at Pointer Telocation Ltd. He draws on his start-up, venture capital and scientific background to make seed investments at Gemini Fund. Mr. Pundak-Mintz was Venture Partner of Gemini Fund IV, Gemini Fund III and Gemini Fund V. Previously, Mr. Pundak-Mintz worked at Neurone Venture. He served as the Acting Chief Executive Officer of Sphera Corporation since 2003, where he streamlined the operations of Sphera, lead it to its highest revenues in a quarter and recruited a top class Chief Executive Officer as his replacement. Prior to becoming a venture capitalist, Mr. Pundak-Mintz held a number of positions in business development and marketing at Nexus Telecommunications. Mr. Pundak-Mintz’ team developed the first SDH system. He has been a Director of BlazeMeter LLC since July 2012. He has been a Director of CloudShare Ltd. and dbMotion Ltd. since June 28, 2005. He has been a Director of Metrolight Ltd. since August 16, 2007. He serves as a Director of SaaSPulse and IT Structures. Mr. Pundak-Mintz serves as a Member of Advisory Board at Zlago, LLC. He serves as a Director of ebuzzing SARL and Teads (alternative name Wikio Group). Mr. Pundak-Mintz serves as Board Observer of OpTier, Inc. He served as a Director of Totango Ltd., TaKaDu Ltd., Traiana, Inc., ItemField, Inc., Neocleus, Inc., and Octavian, Inc. He served as a Director of Diligent Technologies Corporation since October 4, 2004. He served as a Director of Sphera Corporation since June 28, 2005. Mr. Pundak-Mintz served in the Israeli Navy as a Project Engineer for naval underwater systems. Mr. Pundak-Mintz is a frequent Speaker in Israel and Europe on venture capital and high technology topics. He holds an M.B.A. degree from INSEAD and MSc in Vision-Computer Science at the Weizmann Institute. Mr. Pundak-Mintz holds a B.Sc. degree, with honors, in Electrical Engineering and a B.A. degree in Mathematics, with distinction, from Ohio State University.

B. COMPENSATION

No compensation was paid during 2015 to any person who served as an executive officer and/or director.

C. BOARD PRACTICES

Appointment and Terms of Office

Under the Companies Law and our articles of association, the supervision of the management of our business is vested in our board of directors. There must be at least 2 and not more than 11 directors on the board of the Company including at least two external directors and one independent director. Any single shareholder of the Company holding at least twenty five percent (25%) of the issued shares of the Company may appoint, dismiss and replace two directors. Directors serve until the next Annual General Meeting, unless their offices are vacated earlier under any relevant provision of our Articles of Association.

Alternate Directors

Our Articles of Association provide that a director may appoint, by written notice to us, any individual to serve as an alternate director. Currently, no alternate directors have been appointed. Under the Israeli Companies Law, (i) a director of a company whose articles of association permit the appointment of an alternate director to the board, may appoint another director as an alternate director to a committee of the board, provided that the alternate director is not already a member of such committee and further provided that if the appointing director is an external director, the alternate director shall possess the financial and accounting expertise or the professional qualification (as described under “External Directors” below) possessed by the appointing director, and (ii) an external director may not appoint an alternate director except as set forth in clause (i).

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

●	an employment relationship with the company;

●	a business or professional relationship with the company maintained on a regular basis;

●	control of the company; and

●	service as an office holder, except where the director was appointed as such for the purpose of serving as an external director of a company that was contemplating becoming a publicly held company.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

1.	at least one-third of the shares of non-controlling shareholders voted at the meeting (disregarding votes abstained), vote in favor of election of the director; or

2.	the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director will be three years and may be extended for an additional three years. Each committee of a company’s board of directors will be required to include at least one external director and the audit committee of a company’s board of directors is required to include all of the external directors.

An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

Under regulations recently promulgated under the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial and accounting expertise” and the other external director or directors are required to have “professional qualification”.

The recently promulgated regulations set out the conditions and criteria for a director qualifying as having a "financial and accounting expertise" or a "professional qualification". A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented. A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company’s primary field of business or in an area that is relevant to his position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person’s financial and accounting expertise or professional qualification).

The board of directors should determine the minimum number of directors having financial and accounting expertise in addition to the external directors. In determining such number the board of directors shall consider, among other things, the type and size of the company and the scope and complexity of its operations.

Audit Committee

Under the Companies Law, the board of directors of any publicly traded company must appoint an audit committee, comprised of at least three directors including all of the external directors but excluding: (a) the chairman of the board of directors; (b) any controlling shareholder or relative of a controlling shareholder; or (c) any director employed by the company or who provides services to the company on a regular basis. Under the Nasdaq rules, we are required to have at least three independent directors on the audit committee. In addition, Nasdaq requires that each member of the audit committee (i) be independent (as defined above under “Independent Directors”); (ii) meet the criteria for independence set forth in certain rules under the US Securities Exchange Act of 1934 (subject to certain exemptions); (iii) not have participated in the preparation of the financial statements of the company or any current subsidiary of the company at any time during the past three years; and (iv) be able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement. Additionally, each company must certify that it has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The roles of our audit committee under the Companies Law include identifying irregularities in the management of the Company’s business and approving related party transactions as required by law. The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of a company’s auditors.

In addition to such functions as the audit committee may have under the Companies Law or under the Nasdaq rules, the primary purpose of our audit committee is to assist the board of directors in fulfilling its responsibility to oversee management’s conduct of the financial reporting process, the systems of internal accounting and financial controls and the annual independent audit of the Company’s financial statements. The audit committee reviews with management and our auditors the audited financial statements included in our Annual Report on Form 20-F.

The audit committee must observe the independence of our auditors and has the authority and responsibility to nominate for shareholder approval, evaluate and, where appropriate, replace our independent auditors.

In discharging its oversight role, our audit committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain independent counsel, auditors or other experts for this purpose.

Upon the appointment of the Temporary Liquidator by the Court and in accordance with the Companies Ordinance, 5743-1983, the authorities of the directors ceased and the Company has no audit committee as of December 31, 2015.

On April 3, 2016 the board of directors established an audit committee comprising Ms. Orit Stav as the chairman of the committee and Ms. Ilanit Zalmanovich and Mr. Aviad Pundak-Mintz.

On July 17, 2016 The board of directors appointed Mr. Dan Halutz to serve on the audit committee; Ilanit Zalmanovich resigned from the audit committee.

Compensation Committee

Under the Companies Law, public companies and companies that have publicly issued debentures (“Public Companies”) must appoint a compensation committee. The compensation committee shall be consisting of at least three members. All of the external directors must serve on the committee and constitute a majority of its members. The chairman of the compensation committee must be an external director. The remaining members must be directors who qualify to serve as members of the audit committee (as stated in item above). Our compensation committee was comprised of three members, Mr. Jonathan Regev, Ms. Alicia Rotbard and Prof. Gedaliah Shelef during 2015. Mr. Regev and Ms. Rotbard were the Company’s external directors who served on the board of directors. Mr. Regev also served as the chairman of the compensation committee. Prof. Shelef was the independent director that sat on our board of directors. Upon the appointment of the Temporary Liquidator by the Court and in accordance with the Companies Ordinance, 5743-1983, the authorities of the directors ceased and the Company has no compensation committee as of December 31, 2015.

On April 3, 2016, the board of directors established a compensation committee comprising Ms. Orit Stav as the chairman of the committee and, Ms. Ilanit Zalmanovich and Mr. Aviad Pundak-Mintz as members of the committee. On July 17, 2016, the board of directors appointed Mr. Dan Halutz as a member to the compensation committee and Ilanit Zalmanovich resigned from the committee.

As per the Companies Law, the roles of a compensation committee are, among others, as follows:

(1)	to recommend to the board of directors with regards to the compensation policy for directors and officers, and recommend to the board of directors once every three years regarding extension of the compensation policy that had been approved for a period of more than three years;

(2)	to recommend to the board of directors regarding the update of the compensation policy, from time to time, and examine its implementation;

(3)	to decide whether to approve the terms of office and employment of directors and officers that require approval of the compensation committee; and

(4)	to decide, in certain circumstances, whether to exempt the approval of employment terms of a Chief Executive Officer from the requirements of shareholders’ approval.

In addition to the roles mentioned above our compensation committee will also make recommendations to our board of directors regarding the awarding of employee options.

In accordance with the provisions of the Companies Law, a compensation policy must be adopted by the Company. A compensation policy must be approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, the compensation policy requires the approval of the general meeting of the shareholders. In Public Companies, shareholder approval requires one of the following: (i) the majority of shareholder votes counted at the general meeting including the majority of all of the votes of those shareholders who are non-controlling shareholders or do not have a personal interest in the approval of the compensation policy, who participate at the meeting (excluding abstentions) or (ii) the total number of votes against the proposal among the shareholders mentioned in paragraph (i) does exceed two percent (2%) of the total voting rights in the company. Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed arguments and after discussing again the compensation policy, that approval of the compensation policy, despite the objection at the meeting of shareholders, is for the benefit of the company.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor, nominated by its audit committee. The role of the internal auditor is to examine, among other matters, whether the Company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the Company but not an office holder, an affiliate, or a relative of an office holder or affiliate, and he may not be the Company’s independent accountant or its representative. On July 17, 2016 the audit committee appointed Ezra-Yehuda-Rosenblum Consulting, Control & Risk Management Firm to serve as an internal auditor of the Company in accordance with the requirements of the Companies Law.

D. EMPLOYEES

As of December 31, 2015, the Company had no employees.

E. SHARE OWNERSHIP

As of December 31, 2015, none of our executive officers or management held more than 1% of our outstanding ordinary shares.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this report, following the issuance, to:

●	each of our directors, executive officers and senior management and employees individually; and

●	all of our executive officers, directors, and senior management and employees as a group.

The beneficial ownership of our ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of the date of this report, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 10,000,000 issued ordinary shares as of the date of this report.

Unless otherwise noted below, each shareholder’s address is c/o R.V.B. Holdings Ltd., 1 Ha’Ofe St., Kadima-Tzoran, P.O. Box 5062, Israel, 6092000.

Name	Number of Ordinary Shares Beneficially owned		Percentage of Outstanding Ordinary Shares
Aviv Tzidon, Chairman of the Board	4,120,875	(1)	41.21%
Omer Bar Yohai, Chief Executive Officer	999,000	(2)	9.9%
Liza Ohayon, Chief Financial Officer	-	(1)	-
Dan Halutz, Independent Director	-	(1)	-
Ilanit Zalmanovich, Director	-	(1)	-
Avi Toledano, Director	-	(1)	-
Abraham Nahmias, Director	-	(1)	-
Orit Stav, External Director	-	(1)	-
Aviad Pundak Mintz, External Director	-	(1)	-
Directors and Officers as a Group ( 9 persons)	5,119,875		51.2%

1.	Does not include options granted on October 15, 2016 to purchase up to 37,500 ordinary shares at a per share exercise price of $1 which is to vest as follows: options for 10,000 shares is to vest on each of October 15, 2017, 2018 and 2019 and options for 7,500 shares are to vest on October 15, 2020.

2.	On May 22, 2016, Mr. Yohai and each of Aviv and Magic Stones entered into an agreement pursuant to which each of Aviv and Magic Stones transferred to Mr. Yohai 499,500 shares, or a total of 999,000 shares.

ITEM 7.	MAJOR SHAREHOLDERS AND INTERESTED PARTY TRANSACTIONS

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of the date of this report, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

A. MAJOR SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this report, by each person or entity known by us to own beneficially more than 5% of our outstanding ordinary shares.

The beneficial ownership of our ordinary shares in this table is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. For purposes of the table below, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days of the date of this report, if any, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 10,000,000 ordinary shares. The data presented is based on information provided to us by the holders, or disclosed in public regulatory filings in the U.S. or Israel, in accordance with the applicable law.

None of our shareholders has different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Name	Number of Ordinary Shares Beneficially owned	Percentage of Outstanding Ordinary Shares
Aviv Tzidon, Chairman of the Board	4,120,875	41.21%
Magic Stones Gemstone Import and Marketing Ltd.	4,120,875	41.21%
Omer Bar Yohai (CEO)(1)	999,000	9.99%
Dekel Tzidon (1)	749,250	7.49%

1.	On May 22, Mr. Bar Yohai purchased 10% of the shares held by Aviv and Magic Stones (5% from each). In addition, Mr. Dekel Tzidon (a brother of Aviv and a director in the Subsidiary) purchased 7.5% of the shares held by Aviv and Magic Stones (3.75% from each).

B. RELATED PARTY TRANSACTIONS

Insurance. We have obtained directors and officers’ liability insurance for the benefit of our office holders and intend to continue and obtain such insurance and pay all premiums thereunder to the fullest extent permitted by the Companies Law. Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care.

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for acts which he or she performed in his or her capacity as an office holder in relation to:

●	a breach of his/her duty of care to us or to another person;

●	a breach of his/her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his/her act would not prejudice our interests; or

●	a financial liability imposed upon him/her in favor of another person.

Indemnification of Office Holders. Our Articles of Association provide that we may indemnify an office holder against:

●	a financial liability imposed on an office holder in favor of another person by any judgment, including a judgment given as a result of a settlement or an arbitrator’s award which has been confirmed by a court in respect of an act performed by the office holder;

●	reasonable litigation expenses, including attorneys` fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding or if such financial liability was imposed, it was imposed with respect to an offence that does not require proof of criminal intent; and

●	reasonable litigation costs, including attorney’s fees, expended by an office holder or which were imposed on an office holder by a court in proceedings filed against the office holder by the Company or in its name or by any other person or in a criminal charge in respect of which the office holder was acquitted or in a criminal charge in respect of which the office holder was convicted for an offence which did not require proof of criminal intent.

Our Articles of Association also include:

●	authorization to undertake, in advance, to indemnify an office holder, provided that the undertaking is limited to specified events which the board of directors believes are anticipated and limited in amount determined by the board of directors to be reasonable under the circumstances; and

●	authorization to indemnify retroactively an office holder.

We have agreed to indemnify our office holders under indemnification agreements with each office holder, to the maximum extent permitted under the Companies Law.

Under the terms of the indemnification agreement, the total amount of indemnification for each case (including all matters connected therewith), shall not exceed US$ 1,000,000 (in addition to any amounts paid under an insurance coverage).

Grant of Options. In October 15, 2016, the Company granted options to purchase 37,500 ordinary shares of the Company to each of Aviv Tzidon, Abraham Nahmias, Avi Toledano, Aviad Pundak Mintz, Orit Stav, Ilanit Zalmanovich and Dan Halutz, at an exercise price for each of such share of $1.00. The options shall vest in four annual installments as follows: 10,000 options on each of the first, second and third anniversaries of the vesting commencement date and 7,500 on the fourth anniversary of the vesting commencement date, so that four (4) years following the vesting commencement date, all options will be fully vested and exercisable, subject to option holder’s continuing to be a director of the Company or any affiliate thereof through such dates. Notwithstanding the above, the vesting of the options may accelerate so that all shares subject to the option will be fully vested and exercisable immediately prior to the occurrence of a corporate transaction (as such term is defined in the Company’s Option Plan).

Loan and Security Agreement for the Company. The Company entered into a Loan and Security Agreement, dated July 17, 2016 with each of Aviv and Magic Stones, our shareholders. pursuant to which these shareholders loaned a total of $500,000 to the Company for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. As security for such loan, the Company granted to these shareholders a specific lien and security interest on all of the shares of the Subsidiary held by the Company. The loan may be repaid by the Company at any time in minimum increments of $50,000. The proceeds of the loan are to be used for funding the on-going operations of the Company.

Loan and Security Agreement for the Subsidiary. The Subsidiary entered into a Loan and Security Agreement, dated July 17, 2016, with each of Aviv and Magic Stones, our shareholders. pursuant to which these shareholders granted a credit line to the Subsidiary of up to a total of $4,500,000 for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. Draws on such credit line may be made in increments of not less than $50,000, and outstanding amounts on the credit line may be repaid in increments of not less than $50,000. Accrued interest is payable annually. As security for amounts owing under the credit line, the Subsidiary granted to the lending shareholders a floating lien and charge on all of the assets of the Subsidiary, and a specific charge on all of the intellectual property rights owned by the Subsidiary at any time. An event of default on any one of the loan made to the Company and the credit line granted to the Subsidiary triggers an event of default under the other of such loan and credit line. As of the date of this report, the Subsidiary has drawn down on approximately $2.5 million under the facility.

The Subsidiary and each of Aviv and Magic Stones, our shareholders, each holding 41.21% of our outstanding ordinary shares, entered into an Assignment and Assumption Agreement, dated July 17, 2016, pursuant to which the Subsidiary acquired from these shareholders their respective rights in all of the License and Service Agreement with McGinnis, the Administrative Services Agreement with Phinergy, and the Laminar MOU, all of which are is described in the Material Agreement Section above. The rights transferred under the Assignment and Assumption Agreement was valued at $1.4 million. Such money was funded with a draw on the Loan and Security Agreement entered into by these shareholders and the Subsidiary as described above.

C. INTEREST OF EXPERT AND COUNSEL

Not applicable

ITEM 8.	FINANCIAL INFORMATION

See Item 18

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are currently not involved in any pending or contemplated legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations. We may become involved in material legal proceedings in the future. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Distribution Policy

We do not intend to pay cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all future earnings to finance operations and to expand our business.

Under the provisions of our Articles of Association, the declaration of any final cash dividends in respect of any fiscal period requires shareholder approval, which may reduce but not increase such dividend from the amount proposed by our board of directors; provided that any failure by the shareholders to approve a final dividend will not affect any interim dividend which has been paid. Payments of dividends may be subject to withholding and other taxes.

B. SIGNIFICANT CHANGES

None other than disclosed in this report.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

Stock Price History

The prices set forth below are high and low closing market prices for the ordinary shares of R.V.B. Holdings Ltd. as reported by the Nasdaq Capital Market or the Pink Sheets, as applicable, for the fiscal year ended December 31 of each year indicated below, and for each fiscal quarter indicated below. Such quotations reflect inter-dealer prices, without retail markup, markdown, or commission and may not necessarily represent actual transactions. No information is available for the last six months. Our ordinary shares are currently quoted in the over-the-counter market in the “Pink Sheets” under the symbol “RVBHF”.

Share prices below reflect the reverse stock split ratio of 30,465:1 implemented on February 2, 2016.

Yearly highs and lows	High		Low
2011	$US	6,093.00	$US	1,218.60
2012	$US	6,702.30	$US	304.65
2013	$US	2,741.85	$US	45.70
2014	$US	3,046.5	$US	456.98
2015	$US	131.00	$US	3.05

Quarterly highs and lows
2013
First Quarter	$US	2,741.85	$US	304.65
Second Quarter	$US	304.65	$US	152.33
Third Quarter	$US	913.95	$US	60.93
Fourth Quarter	$US	304.65	$US	45.70
2014
First Quarter	$US	48.74	$US	45.70
Second Quarter	$US	913.95	$US	30.47
Third Quarter	$US	3046.50	$US	48.74
Fourth Quarter	$US	158.42	$US	54.84
2015
First Quarter	$US	94.44	$US	57.88
Second Quarter	$US	131.00	$US	57.88
Third Quarter	$US	82.26	$US	67.02
Fourth Quarter	$US	106.63	$US	3.05

Monthly highs and lows
December 2015	$US	106.63	$US	3.05
November 2015	$US	82.26	$US	82.26
October 2015	$US	82.26	$US	76.16
September 2015	$US	82.26	$US	67.02
August 2015	$US	70.07	$US	70.07
July 2015	$US	70.07	$US	70.07
June 2015	$US	70.07	$US	63.98
May 2015	$US	131.00	$US	60.93

As a result of the removal of our ordinary shares from quotation on the Nasdaq Capital Market, our ordinary shares are not regularly covered by securities analysts and the media and the trading of our ordinary shares is very limited. Such limited trading could result in lower prices for our ordinary shares than might otherwise prevail and in larger spreads between the bid and asked prices for our ordinary shares.  Additionally, certain investors will not purchase securities that are quoted on the pink sheets, which could materially impair our ability to raise funds through the issuance of our ordinary shares in the securities markets.

B.  Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares were traded on the Nasdaq Capital Market until February, 2003 under the ticker symbol BVRSF. Our ordinary shares were then delisted from the Nasdaq Capital Market after we failed to comply with its required listing standards. Our ordinary shares traded on the Over-the-Counter Bulletin Board under the symbol “BVRSF.OB” from February, 2003 until March 2010. Following the Elbit Transaction and our name change to R.V.B. Holdings Ltd, we changed our ticker symbol and on March 2, 2010 our ordinary shares began trading on the Over-the-Counter Bulletin Board under the symbol “RVBHF”. Since May 1, 2014, our ordinary shares have been quoted on OTC Pink.

D.  Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

We are a public company registered under the Companies Law as R.V.B. Holdings Ltd (formerly B.V.R. Systems (1998) Ltd.), registration number 52-004362-1. Pursuant to Article 4.2 of our Articles of Association, our objective is any purpose stated in the Company’s memorandum of association and to engage in any lawful activity.

On September 26, 2016, the Company shareholders approved a new Articles of Association for the Company.

Board of Directors

Under the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under the Companies Law or under our articles of association to be exercised or taken by another corporate body, including the power to borrow money for the purposes of our Company. Our directors are not subject to any age limit requirement, nor are they disqualified from serving on our board of directors because of a failure to own a certain amount of our shares.

Dividend and Liquidation Rights

The holders of the ordinary shares are entitled to their proportionate share of any cash dividend, share dividend or dividend in kind declared with respect to our ordinary shares on or after the date of this annual report. We may declare dividends out of profits legally available for distribution. Under the Companies Law, a company may distribute a dividend only if the distribution does not create a reasonable risk that the company will be unable to meet its existing and anticipated obligations as they become due. Furthermore, a company may only distribute a dividend out of the company’s profits, as defined under the Companies Law. If the company does not meet the profit requirement, a court may allow it to distribute a dividend, as long as the court is convinced that there is no reasonable risk that such distribution might prevent the company from being able to meet its existing and anticipated obligations as they become due.

Under the Companies Law, the declaration of a dividend does not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association provide that the board of directors may declare and distribute dividends without the approval of the shareholders. In the event of our liquidation, holders of our ordinary shares have the right to share ratably in any assets remaining after payment of liabilities, in proportion to the paid-up par value of their respective holdings.

These rights may be affected by the grant of preferential liquidation or dividend rights to the holders of a class of shares that may be authorized in the future.

Voting, Shareholder Meetings and Resolutions

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future.

Our articles of association and the laws of the State of Israel do not restrict the ownership or voting of ordinary shares by non-residents of Israel.

Under the Companies Law, an annual meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual meeting. The quorum required under our articles of association for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding in the aggregate at least 25% of the voting power. According to our articles of association a meeting adjourned for lack of a quorum generally is adjourned to the following day, at the same time and place or any time and place as the board of directors designates in a notice to the shareholders. At the adjourned meeting, if a legal quorum is not present after 30 minutes from the time specified for the commencement of the adjourned meeting, then the meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

Most shareholders’ resolutions, including resolutions to:

amend our articles of association (except as set forth below);

make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;

authorize a new class of shares;

elect directors, other than external directors; or

appoint auditors

will be deemed adopted if approved by the holders of a majority of the voting power represented at a shareholders’ meeting, in person or by proxy, and voting on that resolution.

Notices

Under the Companies Law, shareholders’ meetings generally require prior notice of at least 21 days, or 35 days if the meeting is adjourned for the purpose of voting on any of the following matters:

(1)	appointment and removal of directors;

(2)	approval of certain matters relating to the fiduciary duties of office holders and of certain transactions with interested parties;

(3)	approval of certain mergers; and

(4)	any other matter in respect of which the articles of association provide that resolutions of the general meeting may be approved by means of a voting document.

Modification of Class Rights

The Companies Law provides that, unless otherwise provided by the articles of association, the rights of a particular class of shares may not be adversely modified without the vote of a majority of the affected class at a separate class meeting.

Election of Directors

The Board may include between two and eleven directors. Any single shareholder holding at least 25% of the issued and outstanding shares of the Company may appoint and dismiss up to two directors to the Board. The Board must include an independent director who is approved by the Audit Committee of the Company and appointed by the other members of the Board. Under the Law, the Board must also include at least two external directors.

Directors are elected at the General Meeting of the Company and serve until the following General Meeting unless they are dismissed or resign by the shareholders that appointed them. Changes to the Articles of Association that address the rights to appoint directors require the consent of 65% of the issued and outstanding shares of the Company.

Approval of Specified Related Party Transactions

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

refrain from any activity that is competitive with the company;

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

Under the Companies Law, an extraordinary transaction is a transaction:

not in the ordinary course of business;

not on market terms; or

likely to have a material impact on the company’s profitability, assets or liabilities.

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

Extraordinary transactions of a public company with its controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder or an employee of the company, regarding his or her terms of engagement and employment, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholders’ approval must satisfy either of the following criteria:

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

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to indicate so will result in the invalidation of that shareholder’s vote.

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7.B. – Major Shareholders and Related Party Transactions – Related Party Transactions.”

Rights, Preferences and Restrictions on Shares

Modifications of Share Rights

Under our Articles of Association, the rights attached to any class may be varied by adoption of the necessary amendment of the Company’s Articles of Association, provided that the holders of the majority of the shares of such class represented at a meeting of the shareholders of such class. Our Articles of Association require for quorum at a meeting of a particular class of shares the presence of two shareholders holding at least 25% of the voting power of that class. Our Articles of Association may be amended by majority of the voting power of our Company represented at a shareholders meeting and voting thereon, except that the provisions of our Articles of Association relating to mergers and acquisitions can only be amended by a vote of 75% of the voting power of our Company represented at a meeting and voting thereon.

Shareholders Meetings and Resolutions

We are required to hold an annual general meeting of our shareholders once every calendar year, but no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or without the State of Israel, as it may be determined. In addition, the Companies Law provides that the board of directors of a public company is required to convene an extraordinary meeting upon the request of (a) any two directors of the company or one quarter of the company’s board of directors or (b) one or more shareholders holding, in the aggregate, (i) five percent of the outstanding shares of the company and one percent of the voting power in the company or (ii) five percent of the voting power in the company.

The quorum required by our Articles of Association for a meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 25% of the voting power in our Company. A meeting adjourned for lack of quorum is adjourned to the following day at the same time and place or any time and place as the board decides. At such reconvened meeting, the required quorum consists of any number of shareholders present in person or by proxy.

Limitation on Ownership of Securities

The ownership and voting of our ordinary shares by non-residents of Israel are not restricted in any way by our Articles of Association or by the laws of the State of Israel, except for shareholders who are subjects of countries which are enemies of the State of Israel.

Mergers and Acquisitions; Anti-takeover Provisions

The Companies Law includes provisions allowing corporate mergers. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the holders of the majority of the shares of each company must approve the merger. The Companies Law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.

A merger may not be completed until at least 50 days have passed from the time that a merger proposal was filed with the Israeli Registrar of Companies and 30 days have passed from the shareholders’ approval of the merger in each of the merging companies.

The Companies Law also provides that the acquisition of shares in a public company on the open market (i.e., from other shareholders of the company) must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there is already another 45% shareholder of the company.

If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company that acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

Changes in Capital

Our Articles of Association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution passed by a majority of the voting power of our Company present, in person or by proxy, at a general meeting and voting on such change in the capital. In addition, certain transactions, which have the effect of reducing capital, such as the declaration and payment of dividends under certain conditions and the issuance of shares for less than their nominal value, require a resolution of the board of directors and court approval.

Compensation. Every Israeli public company must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter (similar to the threshold described below under " – Shareholders"). In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company, in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

Anti-Takeover Provisions; Mergers and Acquisitions

Merger. The Companies Law permits merger transactions with the approval of each party’s board of directors and shareholders.

Under the Companies Law, a merging company must inform its creditors of the proposed merger. Any creditor of a party to the merger may seek a court order to delay or block the merger, if there is a reasonable concern that the surviving company will not be able to satisfy all of the obligations of the parties to the merger. Moreover, a merger may not be completed until all of the required approvals have been filed by both merging companies with the Israeli Registrar of Companies and (i) 30 days have passed from the time both companies’ shareholders resolved to approve the merger, and (ii) at least 50 days have passed from the time that the merger proposal was filed with the Israeli Registrar of Companies.

Tender Offer. The Companies Law requires a purchaser to conduct a tender offer in order to purchase shares in publicly held companies, if as a result of the purchase the purchaser would hold more than 25% of the voting rights of a company in which no other shareholder holds more than 25% of the voting rights, or the purchaser would hold more than 45% of the voting rights of a company in which no other shareholder holds more than 45% of the voting rights. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer generally may be consummated only if (i) at least 5% of the voting rights in the company will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer. The requirement to conduct a tender offer shall not apply to (i) the purchase of shares in a private placement, provided that such purchase was approved by the company’s shareholders for this purpose; ; (ii) a purchase from a holder of more than 25% of the voting rights of a company that results in a person becoming a holder of more than 25% of the voting rights of a company, and (iii) a purchase from the holder of more than 45% of the voting rights of a company that results in a person becoming a holder of more than 45% of the voting rights of a company.

Under the Companies Law, a person may not purchase shares of a public company if, following the purchase of shares, the purchaser would hold more than 90% of the company’s shares, unless the purchaser makes a tender offer to purchase all of the target company’s shares. If, as a result of the tender offer, the purchaser would hold more than 95% of the company’s shares and more than half of the offerees that have no personal interest have accepted the offer, the ownership of the remaining shares will be transferred to the purchaser. Alternatively, the purchaser will be able to purchase all shares if the percentage of the offerees that did not accept the offer constitutes less than 2% of the company’s shares. If the purchaser is unable to purchase 95% or more of the company’s shares, the purchaser may not own more than 90% of the shares of the target company.

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation. Please see "Item 10.E Taxation — Israeli Taxation."

Exculpation, Indemnification and Insurance of Directors and Officers

Our articles of association allow us to indemnify, exculpate and insure our office holders, which includes our directors, to the fullest extent permitted by the Companies Law (other than with respect to certain expenses in connection with administrative enforcement proceedings under the Israeli Securities Law).

Under the Companies Law, a company may indemnify an office holder in respect of some liabilities, either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance against monetary liability incurred in his or her capacity as an office holder, whether imposed in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court, the indemnification must be limited to foreseeable events in light of the company’s actual activities at the time of the indemnification undertaking and to a specific sum or a reasonable criterion under such circumstances, as determined by the board of directors.

Under the Companies Law, only if and to the extent provided by its articles of association, a company may indemnify an office holder against the following liabilities or expenses incurred in his or her capacity as an office holder:

any monetary liability whether imposed on him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by a court;

reasonable litigation expenses, including attorneys’ fees, incurred by him or her as a result of an investigation or proceedings instituted against him or her by an authority empowered to conduct an investigation or proceedings, which are concluded either (i) without the filing of an indictment against the office holder and without the levying of a monetary obligation in lieu of criminal proceedings upon the office holder, or (ii) without the filing of an indictment against the office holder but with levying a monetary obligation in substitute of such criminal proceedings upon the office holder for a crime that does not require proof of criminal intent;

reasonable litigation expenses, including attorneys’ fees, in proceedings instituted against him or her by the company, on the company’s behalf or by a third-party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in connection with an administrative enforcement proceeding or financial sanction instituted against him; and

reasonable litigation expenses, including attorneys’ fees, incurred by him or her as a result of an administrative enforcement proceeding instituted against him or her.

Under the Companies Law, a company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder, if and to the extent provided for in its articles of association. These liabilities include a breach of duty of care to the company or a third-party, a breach of duty of loyalty, any monetary liability imposed on the office holder in favor of a third-party, and reasonable litigation expenses, including attorney fees, incurred by an office holder as a result of an administrative enforcement proceeding instituted against him.

A company may, in advance only, exculpate an office holder for a breach of the duty of care, except in connection with a distribution of dividends or a repurchase of the company’s securities. A company may not exculpate an office holder from a breach of the duty of loyalty towards the company.

Under the Companies Law, however, an Israeli company may only indemnify or insure an office holder against a breach of duty of loyalty to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, an Israeli company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly, or an action committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder.

We have purchased liability insurance and entered into indemnification and exculpation agreements for the benefit of our office holders in accordance with the Companies Law and our articles of association.

C. MATERIAL CONTRACTS

Other than as described in other parts of this annual report, we have no other material contracts to which we were party during the last two years.

D. EXCHANGE CONTROLS

Other than general anti-money laundering regulations, there are currently no Israeli currency control regulations in effect that restrict our import or export of capital to or from the State of Israel, or the availability of cash and cash equivalents for use by our company. Under the Bank of Israel Law, 5770-2010, the Governor of the Bank of Israel, with the approval of the monetary policy committee of the Bank of Israel, is authorized to issue an administrative order restricting the transfer of funds to or from Israel. However, such an order is only likely to be issued under emergency circumstances and only for a temporary period, if necessary for the achievement of the goals of the Bank of Israel or the carrying out of its responsibilities under Israeli law. Furthermore, Israel has agreed, pursuant to international agreements to which it is a party (including incident to Israel’s having joined the International Monetary Fund) to allow for the free flow of capital to and from within its borders. Certain transactions nevertheless require the filing of reports with the Bank of Israel.

Similarly, there are no currently effective Israeli governmental laws, decrees, regulations or other legislation that restrict the payment of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding some transactions. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at a rate of 25% in 2016. In December 2016, the Israeli Parliament approved a measure whereby the corporate tax rate would be reduced in two stages from 25% to 23%, starting with a corporate income tax rate of 24% beginning January 2017 which is to be reduced to 23% beginning January 2018.

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

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (25% in 2016). The Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including, among others, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period)), such gain will be taxed at the rate of 25%.

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income – 25% for corporations in 2016 and a marginal tax rate of up to 50% for individuals in 2016 (including a 2% excess tax for individuals whose taxable income in Israel exceeds 810,720 NIS in 2016).

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

Either the purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which the payment to the seller is made is obligated, subject to the above-referenced exemptions, to withhold tax on the Real Capital Gains resulting from the real capital gain or the consideration in the sale of securities at the rate of 25% in respect of a corporation and/or an individual.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 31 of each tax year for sales of securities traded on a stock exchange made in the 6 months period prior to the month of each of the aforementioned filing dates. However, if all tax due was withheld at source according to applicable provisions of the Ordinance and the regulations promulgated thereunder, the return does not need to be filed and no advance payment is required. Capital gains are also reportable on an annual income tax return.

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

The aforementioned rates may be reduced by an applicable double tax treaty. Thus, under the Israel – U.S. Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company's income which was entitled to a reduced tax rate applicable to an Approved Enterprise/ Benefited Enterprise/Preferred Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel - U.S. Double Tax Treaty will not apply if the dividend income has been derived through a permanent establishment of the U.S. resident in Israel.

In general, dividend derived from an Israeli resident company (other than a family company), is not subject to tax as part of the company's taxable income. However, dividend derived from non-Israeli resident or dividend derived from an Approved Enterprise's/Privileged Enterprise's/Preferred Enterprise is subject to tax as described below.

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

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the holder’s particular circumstances, such as, persons who own, directly, indirectly or constructively, 10% or more (by voting power or value) of our outstanding voting shares;

investors holding ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

persons whose functional currency is not the U.S. dollar;

persons who acquire their ordinary shares in a compensatory transaction;

partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold ordinary shares through such entities;

certain former citizens or residents of the United States;

dealers or traders in securities, commodities or currencies;

insurance companies;

regulated investment companies;

real estate investment trusts, regulated investment companies or grantor trusts;

traders who elect to mark-to-market their securities;

tax-exempt entities or organizations;

banks or other financial institutions;

U.S. expatriates; and

persons subject to the alternative minimum tax.

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

Distributions on the Ordinary Shares

In general (and subject to the PFIC rules discussed below), any distribution paid by us on the ordinary shares to a U.S. holder will be treated as dividend income if the distribution does not exceed our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. If holding period and other requirements are met, dividends paid to non-corporate U.S. holders currently should generally qualify for the reduced maximum tax rate of 20% as long as our ordinary shares remain “readily tradable on an established securities market in the United States,” provided that we are not considered a PFIC (as discussed below) in the taxable year in which the dividend is paid or in any preceding taxable year. The amount of any distribution which exceeds these earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in its ordinary shares to the extent thereof, and then as capital gain, and as long-term capital gain if the U.S. holder’s holding period exceeds one year, from the deemed disposition of the ordinary shares (subject to the PFIC rules discussed below). Corporate holders generally will not be allowed a deduction for dividends received on the ordinary shares.

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

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income (or withholding) tax on dividends received by you on your ordinary shares, unless:

●	you conduct a trade or business in the U.S. and such income is effectively connected with that trade or business (and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the U.S.); or

●	you are an individual and have been present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Sale or Other Disposition of the Ordinary Shares

Upon the sale or other disposition of the ordinary shares (subject to the PFIC rules discussed below), a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. holder’s tax basis in the ordinary shares. The gain or loss recognized on the sale or exchange of the ordinary shares generally will be long-term capital gain or loss if the U.S. holder’s holding period of the ordinary shares is more than one year at the time of the disposition.

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

The amount of a distribution paid to a U.S. Holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. Holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in foreign currency are converted into U.S. dollars on the day they are received, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to foreign currency gain or loss realized on a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer for this purpose (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such foreign currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or other disposition of our ordinary shares. Any foreign currency gain or loss a U.S. Holder realizes will generally be U.S. source ordinary income or loss.

The U.S. rules relating to foreign currency gains and losses are complex, and you should consult with your tax advisor to determine whether and to what extent you would have to recognize such foreign currency gains or losses.

Subject to the discussion below under “United States Information Reporting and Backup Withholding

,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of our ordinary shares unless:

●	such gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that you maintain in the United States); or

●	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

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

Alternatively, if a U.S. holder elects to “mark-to-market” its ordinary shares, the U.S. holder will generally include in its income any excess of the fair market value of our ordinary shares at the close of each taxable year over the holder’s adjusted basis in such ordinary shares. If a U.S. holder makes a valid mark-to-market election with respect to our ordinary shares for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. A U.S. holder generally will be allowed an ordinary deduction for the excess, if any, of the adjusted tax basis of the ordinary shares over the fair market value of the ordinary shares as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. holder’s adjusted tax basis in the ordinary shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any gain on the actual sale or other disposition of the ordinary shares generally will be treated as ordinary income. Ordinary loss treatment also will apply to any loss recognized on the actual sale or other disposition of ordinary shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such ordinary shares. A mark-to-market election applies to the tax year for which the election is made and to each subsequent year, unless our ordinary shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. No view is expressed regarding whether our ordinary shares are marketable for these purposes or whether the election will be available.

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

WE DO NOT INTEND TO PROVIDE THE INFORMATION NECESSARY FOR U.S. HOLDERS TO MAKE QUALIFIED ELECTING FUND ELECTIONS IF WE ARE CLASSIFIED AS A PFIC. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE WHETHER ANY OF THESE ELECTIONS WOULD BE AVAILABLE AND IF SO, WHAT THE CONSEQUENCES OF THE ALTERNATIVE TREATMENTS WOULD BE IN THEIR PARTICULAR CIRCUMSTANCES.

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

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

A non-U.S. holder may be subject to a U.S. federal withholding tax at a rate of 30% on certain payments made beginning January 1, 2014 to certain non-U.S. entities if certain disclosure requirements related to U.S. accounts maintained by, or the U.S. ownership of, the non-U.S. holder are not satisfied. Such payments would include U.S.-source dividends and the gross proceeds from the sale or other disposition of our ordinary shares that can produce U.S.-source dividends. Non-U.S. holders should consult their own tax advisors regarding the effect, if any, of such withholding taxes on their ownership and disposition of our ordinary shares.

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

fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number,

furnishes an incorrect TIN,

is notified by the IRS that it is subject to backup withholding because it has previously failed to properly report payments of interest or dividends, or fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. holder that it is subject to backup withholding.

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

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F. DIVIDENDS AND PAYING AGENTS

– Not applicable

G. STATEMENT BY EXPERTS

– Not applicable

H. DOCUMENTS ON DISPLAY

All documents referenced herein concerning us are archived at our principal offices located at:

1 Ha’Ofe St., Kadima-Tzoran, P.O. Box 5062, Israel, 6092000

I. SUBSIDIARY INFORMATION

– Not applicable

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, equity prices and foreign currency exchange rates.

Interest Rate Risk

As of December 31, 2015, we have not been involved in transaction of which we were required to pay interest. Hence there was no exposure to interest rate risk.

Equity Price Risk

As of December 31, 2015, we did not have any marketable securities that were recorded at fair value. Hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

We are exposed to financial market risk associated with changes in foreign currency exchange rates.

As of December 31, 2015, we had immaterial amounts of restricted cash in New Israeli Shekels (NIS) or in funds linked thereto.

In addition, most of our expenses are denominated in NIS. Market risk is estimated as the potential increase in fair value resulting from a hypothetical 5% decrease in the year-end dollar exchange rate. We believe that such a decrease in the dollar exchange rate in 2015 will not have a material effect on our expenses.

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions to be made regarding required disclosure. Our management has evaluated the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) of the Exchange Act) as of December 31, 2015. Based on such review, our management concluded that our disclosure controls and procedures were not effective as of December 31, 2015.

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

At December 31, 2015, the Company was under the direction and control of the Temporary Liquidator. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. The framework used by management in making that assessment was the criteria set forth in the document entitled “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on that assessment, our management has determined and concluded that, as of December 31, 2015, the Company’s internal controls over financial reporting were not effective.

Management’s assessment identified several material weaknesses in our internal control over financial reporting. A “material weakness” is defined under SEC rules as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual financial statements will not be prevented or detected on a timely basis by the company’s internal controls. Our management concluded that we had material weaknesses in our control environment and financial reporting process consisting of the following as of the evaluation date:

1)	ineffective controls over period end financial disclosure and reporting processes, mainly due to the reason that as of December 31, 2015, the Company was actively managed by the Temporary Liquidator who didn’t maintain any reporting controls.
2)	lack of a functioning audit committee and lack of a majority of external directors on the Company's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures;

Following the sale of the Company in February 2016 by the Temporary Liquidator to Aviv and Magic Stones, we have undertaken to remediate the identified material weaknesses and we will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to take further action and implement additional enhancements or improvements, as necessary.

On April 3, 2016, the Board established new audit committee comprised of two external directors and one independent director who are supervising the establishment and monitoring of required internal controls and procedures; strengthening our financial management and setting up appropriate processes and control environment.

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

Changes in Internal Control over Financial Reporting

In light of the appointment of the Temporary Liquidator by the Court there was no maintenance of our internal controls over financial reporting as of December 31, 2015.

ITEM 16A.	Audit Committee Financial Expert

In light of the appointment of the Temporary Liquidator by the Court and in accordance with the Companies Ordinance, 5743-1983, the authorities of the directors ceased and as of December 31,2015, the Company had no board of directors or appointed directors.

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

The following table presents fees for professional audit services rendered by Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu (“Brightman Almagor Zohar & Co.”) for the audit of the Company’s consolidated annual financial statements for the year ended December 31, 2014 and for other services rendered as well as for tax return preparation.  As further discussed below in Item 16F, the Board selected Somekh Chaikin, a member firm of KPMG International (“Somekh Chaikin”) as its independent auditor for the year ending December 31, 2015. In 2014 and 2015, no audit related fees were charged other than stated below by Brightman Almagor Zohar&Co. or Somekh Chaikin to the Company.

	2014	2015
	(In thousands)
Audit Fees (1)	$15	$22
Tax Fees (2)	$--	$5

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s Consolidated Financial Statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.
(2)	Tax Fees are the aggregate fees for services rendered by our auditors related to tax compliance in connection with the preparation of tax returns.

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

Purchases of Equity Securities by the Issuer

None.

Purchases of Equity Securities by an Affiliated Purchaser

No purchases of our equity securities were made in 2015 by an affiliated purchaser.

Item 16F.	Change in Registrant’s Certifying Accountant

On July 17, 2016, the Board dismissed Brightman Almagor Zohar & Co., an independent registered accounting firm and a member firm of Deloitte Touche Tohmatsu Limited (“Brightman”) as its independent registered public accounting firm and, appointed Somekh Chaikin, a member firm of KPMG International (“Somekh Chaikin”) as the Company’s independent public accountants for the audit of the Company’s consolidated financial statements. The Company’s shareholders approved the appointment at the Company shareholders’ meeting held on September 26, 2016.

Brightman served as the Company’s independent public accountants for the audit of the Company’s consolidated financial statements for the year ended December 31, 2014 and 2013. The reports of Brightman on the financial statements of the Company for the year ending December 31, 2014 and 2013 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except with respect to the Company’s ability to continue as a going concern.

During the year ending December 31, 2014 and 2013 and the subsequent interim period through the dismissal of Brightman, there have been no disagreements with Brightman on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Brightman would have caused it to make reference to the subject matter of such disagreements in their reports on the financial statements for such years.

During the Company’s two fiscal years ended December 31, 2014 and 2013 and any subsequent interim period prior to July 17, 2016, neither the Company nor anyone acting on its behalf, consulted with Somekh Chaikin regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements and either a written report was provided to the Company or oral advice was provided that Somekh Chaikin concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue, or (b) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with the former auditors or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

On February 7, 2017, the Company provided Brightman and Somekh Chaikin with a copy of the foregoing disclosures. The Company requested that Brightman furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. The Company has received the requested letter from Brightman and a copy of Brightman’s letter is filed as Exhibit 99.1 to this annual report.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

See Pages F-1 through F-21 of this Annual Report.

ITEM 19.	Exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association of Registrant (incorporated by reference to Exhibit 1.1 to the Registrant's report on Form 20-F, filed on September 7, 2011);
1.2	Articles of Association (incorporated by reference to the report on Form 6-K filed on August 19, 2016);
12.1	Certification of principal executive officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
12.2	Certification required of principal financial officer by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
13.1	Certification of principal executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
13.2	Certification of principal financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
15.1	Consent from Brightman Almagor Zohar & Co.
99.1	Letter from Brightman Almagor Zohar & Co. Regarding Item 16F

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

R.V.B. HOLDINGS LTD.

By:	/s/ Omer Bar Yohai
Name:	Omer Bar Yohai
Title:	Chief Executive Officer

By:	/s/ Liza Ohayon
Name:	Liza Ohayon
Title:	Chief Financial Officer

Date:  February 9, 2017

R.V.B. HOLDINGS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and Shareholders of

R.V.B. HOLDINGS LTD.

We have audited the accompanying consolidated statements of financial position of R.V.B. Holdings Ltd. and its subsidiary (hereafter - "the Group") as of December 31, 2015 and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2015, and the results of its operations, changes in equity (deficit) and cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, February 6, 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

R.V.B HOLDINGS LTD.

We have audited the accompanying consolidated statement of financial position of R.V.B. Holdings Ltd. and its subsidiary (hereafter - "the Group") as of December 31, 2014 the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Group's management and Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that arc appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2014 and the results of its operations, changes in equity and cash flows for each of the two years in the period ended December 31, 2014, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

As discussed in Note lc to the financial statements as of December 31, 2014, the Company has incurred recurring losses and negative cash flows from operations, and the board of directors of the Company decided to cease EER's operations and to act in order to dismantle the demonstration facility in Y'bllin owned by EER and also to implement a significant cost reduction plan in the Group. Therefore, the board of directors and management of the company concluded that the Company is not a going concern.

The Financial statements are prepared in accordance with IFRS as issued by the IASB with appropriate adjustments to reflect the fact that the Company is not a going concern.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants (Isr.)

A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 5, 2015

Tel Aviv - Main Office

1 Azrieli Center Tel Aviv, 6701101 P.O.B. 16593

Tel Aviv, 6116402 | Tel: +972 (3) 608 5555 | Fax: +972 (3) 609 4022 | info@deloitte.co.il

Jerusalem	Haifa	Beer Sheva	Eilat	Deloitte	Deloitte Analytics	Seker - Deloitte
3 Kiryat Ha’Mada	5 Ma'aleh Hashichrur	12 Alumot	The City Center	3 Azrieli Center	7 Hasivim	7 Giborey Israel St.
Har Hotzvim Tower	P.O B. 5648	Omer Industrial Park	P.O.B. 583	Tel Aviv, 6701101	P.O.B. 7796	P.O.B, 8458
Jerusalem, 9777603	Haifa, 3105502	P.O.B. 1369	Eilat, 8810402		Petah Tikva, 4959368	Netanya, 4250407
P.O.B. 45396		Omer, 8496500
Jerusalem, 9145101

Tel: +972 (2) 501 8888	Tel: +972 (4) 860 7333	Tel: +972 (8) 690 9500	Tel: +972 (8) 637 5676	Tel: +972 (3) 607 0500	Tel: +972 (77) 8322221	Tel: +972 (9) 892 2444
Fax +972 (2) 537 4173	Fax: +972 (4) 867 2528	Fax: +972 (8) 690 9600	Fax: +972 (8) 637 1628	Fax: +972 (3) 607 0501	Fax: +972 (3) 9190372	Fax: +972 (9) 892 2440
info-jer@deloitte.co.il	info-haifa@deloitte.co.il	info-beersheva@deloitte.co.il	info-eilat@deloitte.co.il	info@deloitte.co.il	info@deloitte.co.il	info@deloitte.co.il

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2015	2014
	Note	$ in thousand
Assets

Current assets
Cash and cash equivalents		-	12
Restricted cash		19	-
Accounts receivable		1	167
		20	179
Assets classified as held for sale		-	123
Total current assets		20	302

Total assets		20	302

Liabilities and equity

Current liabilities
Related party	5	772	851
Accounts payable and accruals	6	43	179
Liabilities of a subsidiary held for sale	4	159	-
Total current liabilities		974	1,030

Equity	10

Non-controlling interests		173	198

Share capital		56,885	56,885
Premium on shares		6,712	6,712
Capital reserve in respect of share-based payments		86	86
Accumulated losses		(64,810)	(64,609)
Deficit attributable to owners of the Company		(1,127)	(926)

Total deficit		(954)	(728)

Total liabilities and equity		20	302

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
		2015	2014	2013
	Note	$ in thousand

Operating expenses and facility maintenance		-	264	2,068
Marketing expenses		-	-	251
Administrative and general expenses		166	483	956
Other expenses		-	884	12,415
Total expenses		166	1,631	15,690

Loss from ordinary activities		166	1,631	15,690

Financing expenses (income), net		60	(35)	5

Loss for the year		226	1,596	15,695

Total comprehensive loss for the year		226	1,596	15,695

Loss and total comprehensive loss attributable to:
Owners of the Company		201	1,316	12,583
Non-controlling interests		25	280	3,112

		226	1,596	15,695

Loss per share (in $)
Basic and diluted loss per share	11	*(26.43)	*(173.04)	*(1,654.56)

* Adjusted to reflect impact of 30,465:1 reverse share split after the reporting period.

The accompanying notes are an integral part of the consolidated financial statements.

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	For the year ended December 31, 2015
	Share capital	Premium on shares	Capital reserve in respect of share-based payments	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2015	56,885	6,712	86	(64,609)	(926)	198	(728)

Changes during the year

Loss for the year	-	-	-	(201)	(201)	(25)	(226)

Total comprehensive loss for the year	-	-	-	(201)	(201)	(25)	(226)

Balance as of December 31, 2015	56,885	6,712	86	(64,810)	(1,127)	173	(954)

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

R.V.B. HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended on December 31,
	2015	2014	2013
	$ in thousand

Cash flows from operating activity
Loss for the year	(226)	(1,596)	(15,695)
Adjustments for:
Depreciation and amortization	-	1,435	13,094
Interest accrued on loans and others, net	75	64	(13)
Share-based payments	-	10	12
	75	1,509	13,093

Decrease in accounts receivable	166	49	379
Decrease in accounts payable and accruals	(131)	(578)	(83)
	35	(529)	296

Net cash used in operating activity (*)	(116)	(616)	(2,306)

Cash flows from investment activity
Decrease (increase) in restricted bank deposit	-	154	(11)
Increase in restricted cash	(19)	-	-
Proceeds from sales of fixed assets	123	84	-
Investment in fixed assets	-	-	(647)

Net cash provided by (used in) investment activity	104	238	(658)

Cash flows from financing activity
Proceeds from shareholders loans	-	288	453

Net cash provided by financing activity	-	288	453

Decrease in cash and cash equivalents	(12)	(90)	(2,511)

Balance of cash and cash equivalents at the start of the year	12	102	2,613

Balance of cash and cash equivalents at end of the year	-	12	102

(*) Including cash interest payments in the amount of	-	-	-

(*) Including cash interest receipts in the amount of	-	2	20

The accompanying notes are an integral part of the consolidated financial statements

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL

a.	R.V.B. Holdings Ltd. (formerly B.V.R Systems (1998) Ltd.) (the "Company") was incorporated under the laws of the State of Israel in January 1998 under the name “B.V.R. Systems (1998) Ltd.”. The Company underwent a corporate name change on January 12, 2010.

The Company’s ordinary shares are traded in the United States on the OTC Market, Pink tier, under the symbol RVBHF.

On April 2, 2015, following a creditor petition to the Tel Aviv District Court due to the financial and business condition of the Company, the Court appointed a temporary liquidator for the Company.

On February 2, 2016, the Tel-Aviv District Court approved a creditors arrangement for the sale of the Company, free of any assets and liabilities (including the Company’s investment and ownership interest in E.E.R. Environmental Energy Resources (Israel) Ltd.’s (“EER”)) to new shareholders. Upon the approval of the court the Company emerged from the liquidation status through the issuance of ordinary shares, which represented 99.9% of the issued and outstanding share capital of the Company (the “Issuance”) to the new shareholders in consideration of NIS 600,000 (approximately $153 thousands) that were paid to the liquidator. The Company emerged from the liquidation free of any assets and liabilities, and any such assets and liabilities were removed from its statement of financial position, with the net amount charged as a capital contribution by the new shareholders.

Pursuant to the arrangement, the following was agreed and executed: (1) cancelling the nominal value of the Company’s shares, such that the Company’s shares will not have any nominal value, (2) converting 71,923,175 non-tradable options to purchase ordinary share of the Company into 71,923,175 ordinary shares, no par value of the Company, (3) implementing a reverse split of the Company’s shares at a ratio of 30,465:1 (i.e., for each 30,465 shares of the Company, the shareholders of the Company will receive one (1) share), and (4) increasing the registrar share capital of the Company to 700,000,000 ordinary shares of the Company with no nominal value. The reverse split became effective on February 25, 2016. All share and per share data were retroactively adjusted to reflect the reverse share split.

Upon completion of the above, the Company issued to the purchasers of the Company 9,990,000 ordinary shares of the Company, which represented 99.9% of the issued and outstanding share capital of the Company.

See additional disclosure relating to subsequent events in Note 12.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – GENERAL (continued):

b.	Definitions:

The Company	-	R.V.B. Holdings Ltd.
The Group	-	The Company and its Subsidiary (as defined below)
Subsidiary	-	A company in which the Company is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee, and its financial statements are consolidated with those of the Company.
Related parties	-	As defined in IAS 24.
Greenstone		Greenstone Industries Ltd., a significant shareholder until the appointment of a temporary liquidator to the Company.
CPI	-	The Consumer Price Index, as published by the Central Bureau of Statistics.
Dollar	-	A United States dollar

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

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

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

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

e.	Consolidated financial statements

(1)	General

The consolidated financial statements incorporate the financial statements of the Company and entity controlled by the Company (its subsidiary).

Control is achieved when the Company:

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power to affect its returns.

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

Changes in the Group's ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owners of the Company.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

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

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less selling costs.

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

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

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

In view of losses for tax purposes accrued by the Company and given the fact that as of the reporting date there was no certainty as to the realization of these losses in the foreseeable future, the Company does not recognize deferred taxes in respect of carry-forward losses and in respect of temporary differences in the value of certain revenues and expenses, between the financial reporting and the reporting for tax purposes.

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

n.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the CPI for the last month of the reporting period.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (continued):

(3)	Data in respect of changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of December 31, 2015	3.902	112.9	112.8
As of December 31, 2014	3.889	114.0	114.0

Rate of change	Change in %
For the year ended December 31, 2015	0.33	(1.0)	(1.1)
For the year ended December 31, 2014	12.04	(0.2)	(0.1)
For the year ended December 31, 2013	(7.02)	1.8	1.9

NOTE 3 – SUBSIDIARY

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

During June 2013, EER also conducted an additional trial operation of the Ybllin Facility that included, among others, a test of the capabilities of new improvements that were implemented in Yblin Facility.

On July 29, 2013 the board of directors of the Company has decided to cease the operation of the demonstration facility in Ybllin owned by EER. and to implement a significant cost reduction plan in the Company and in EER. Following the aforementioned decision, on October 31, 2013, the Board decided to act to dismantle the facility and to sell the systems and equipment. Regarding an agreement, signed on February 11, 2015, whereby the parties have agreed to terminate the lease agreement, and on the evacuation of EER from the property and the sale of most of assets by EER, see 9a(1) below.

NOTE 4 – ASSETS AND LIABILITIES OF A SUBSIDIARY HELD FOR SALE:

a.	EER assets and liabilities are presented as held for sale following the decision of the temporary liquidator to sell EER’s assets as part of the liquidation process. At December 31, 2015 the disposal group comprised of liabilities only, in the total amount of $159 thousand, which comprises of accrued management fees to a related party in the amount of $138 thousand, trade payables in the amount of $7 thousand and liabilities to employees and institutions in respect of payroll in the amount of $14 thousand.

b.	The Company does not have any income and expenses that were recognized directly in other comprehensive income and relate to non-current assets and disposal groups held for sale.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – LINE OF CREDIT FROM A RELATED PARTY:

In October and January 2014, RVB and Greenstone entered into two credit line agreements of up to NIS 1 million each. The term of each of such credit line was six months and the outstanding principal amount under these credit lines originally was not bearing any interest and was linked to the changes in the CPI. In the annual meeting of the shareholders of the Company held on May 14, 2014, the shareholders approved an additional credit line from Greenstone in the amount of up to NIS 600,000. Any outstanding balance under this credit line will bear an annual interest of 10%. In addition, the shareholders approved that the term of the previous loans received from Greenstone in the aggregate principal amount of NIS 2 million shall be extended and such loans shall be subject to similar terms as the new credit line, as of the date of the shareholders' approval.

As of December 31, 2015 the Company received a total amount of NIS 2.6 million (approximately $669 thousand) and the balance including interest is approximately NIS 3 million (approximately $772 thousand). See note 1 regarding the Company emerging from the liquidation status subsequent to the reporting date free of any liabilities.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUALS:

Composed as follows:

	As of December 31,
	2015	2014
	$ in thousand

Institutions, net	-	10
Trade payables	43	43
Accrued expenses	-	82
Employees and institutions in respect of payroll (*)	-	44
	43	179

(*) See also note 7.

NOTE 7 – POST- EMPLOYMENT BENEFITS

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

The Group applies Section 14 of the Israeli Severance Pay Act of, 1963, to most of its employees pursuant to which it is exempt from any severance pay liability, subject to it making certain monthly allocations to employees' pension plans. The Group will not have a legal or constructive obligation to make additional payments if the plan does not have sufficient assets to pay the entire employee benefits relating to the employee's service during the current period and in previous periods.

NOTE 8 – INCOME TAX

a.	Taxable income of Israeli companies is subject to tax at the rate of 25% in 2013, and 26.5% in 2014 and 2015. In January 2016, the regular tax rate in Israel was reduced to 25% as from 2016.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INCOME TAX (continued):

On December 22, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Economic Efficiency Law (Legislative Adjustments for Achieving Budget Objectives in the years 2017 and 2018) - 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

b.	The Company received final tax assessments (including assessments considered as final) through to the tax year 2011.

c.	As at December 31, 2015 the Company has carried forward tax losses in the amount of approximately NIS 116 million (approximately $30 million).

d.	In view of the losses for tax purposes and since the Company does not anticipate any taxable income in the foreseeable future, the Company has not recorded deferred tax assets in respect of carry forward losses.

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES

a.	Commitments:

(1)	Lease agreement of EER

On February 11, 2015, EER entered into an agreement to terminate a then existing lease agreement. Under the Agreement, the parties have agreed to terminate the lease, and on the evacuation of EER from the property and the sale of certain assets by EER to the lessor for $ 123 thousand plus VAT in several installments. Additionally, the lessor has agreed to terminate EER’s bank guarantee commitment of $ 128 thousand.

(2)	Management service agreements

According to a management service agreement between EER and one of the Company’s main shareholder’s, this main shareholder undertook to provide EER with management services, office services, accounting services and office rental in accordance with EER needs. In consideration for such services, EER undertook the payment of approximately NIS 25,000. The agreement was terminated during 2015.

As at December 31, 2015 the accrued unpaid management fee was approximately $138 thousand to that shareholder. See note 1 regarding the Company emerging from the liquidation status subsequent to the reporting date free of any liabilities.

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

NOTE 9 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

As of the balance sheet date, EER has received grants in the amount of NIS 1.7 million, the liability in respect thereof was recorded in full in accordance with IAS 20 (before its amendment in 2008).

In August 2010 EER paid royalties of NIS 169 thousand to the OCS. In February 2012 and January 2013 EER paid additional royalties of NIS 17 thousand to the OCS.

In light of the financial situation of the Company as mentioned in note 1a above, the Company recorded, during the year of 2013, a profit in the amount of approximately $429 thousand for canceling the remaining obligations for royalties' payments to the OCS, in light of the fact that the Company doesn't anticipate revenues from products developed with the assistance of the OCS.

(2)	Legal Proceedings

On December 31,2014 a shareholder filed a preliminary motion regarding the disclosure of documents before filing a motion to permit him to file a derivative action against the Company.

On May 13, 2015 following a petition of the Temporary Liquidator, the Tel Aviv District Court, Economic Division, ordered a stay for such proceeding due to the appointment of a Temporary Liquidator and instructed the court clerk to close the file. As of the date of this report, there have no developments in this matter.

NOTE 10 – SHAREHOLDERS' EQUITY

a.	As discussed in Note 1, In February 2, 2016, the Company:

(1)	canceled the nominal value of the Company’s shares, such that the Company’s shares will not have any nominal value,
(2)	convert 71,923,175 non-tradable options to purchase ordinary share of the Company into 71,923,175 ordinary shares of the Company,
(3)	conduct a reverse split of the Company’s shares at a ratio of 30,465:1 (i.e., for each 30,465 shares of the Company, the shareholders of the Company will receive one (1) share), which reverse split became effective on February 25, 2016 and
(4)	increase the share capital of the Company to 700,000,000 ordinary shares of the Company with no par value.

b.	The authorized ordinary shares of the Company as of December 31, 2015 and 2014 was 13,130 shares.

The issued and outstanding ordinary shares of the Company as of December 31, 2015 and 2014 was 7,639 shares.

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at general meetings of the Company.

c.	Share-based compensation

1.	The following note was not adjusted according to the reverse split of the Company’s shares discussed above.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – SHAREHOLDERS' EQUITY (continued):

2.	On June 29, 2011, the Company's board of directors approved a share options plan (the "2011 Plan"). Under the 2011 Plan, the Company granted, during 2012, options to employees.

3.	On August 22, 2011, the Company's shareholders approved (following the approval of the Company's audit committee and board of directors), among others: (i) the grant to each of the Company's directors, Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, options to purchase 900,000 ordinary shares of the Company, with an exercise price of US$0.2145 per share (adjusted for future dividend).

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

4.	All the above mentioned options were transferred to the temporary liquidator as part of the liquidation. In February 2016, the options were canceled as part of the sale of the company to the new shareholders as described in note 1a above.

NOTE 11 – LOSS PER ORDINARY SHARE

The following table summarizes information related to the computation of basic and diluted loss per Ordinary Share for the years indicated:

	Year ended December 31,
	2015	2014	2013
	$ thousands

Loss attributable to ordinary shares	(201)	(1,316)	(12,583)

	Shares

Weighted average number of ordinary shares used in basic and diluted loss per Ordinary Share calculation	*7,605	*7,605	*7,605

	$

Basic and diluted loss per ordinary share	*(26.43)	*(173.04)	*(1654.56)

* Adjusted to reflect impact of 30,465:1 reverse share split after the reporting period.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SUBSEQUENT EVENTS

a.	On May 15, 2016, the Company established a new, wholly-owned Israeli subsidiary company under the name “EViation Tech Ltd.” (“the subsidiary”) for the purpose of developing and commercializing electric propulsion aviation, the Company's new business focus (the “Aviation Business”).

b.	On July 17, 2016, the Company entered a loan and security agreement with two of its shareholders Aviv Tzidon and Magic Stones - Gemstone Import and Marketing Ltd. (hereinafter “Aviv” and “Magic Stones”) pursuant to which they loaned a total of $500,000 to the Company for a period of seven years. As security for such loan, the Company granted to Aviv and Magic Stones a specific lien and security interest on all of the shares of the subsidiary held by the Company. The proceeds of the loan are to be used for funding the on-going operations of the Company.

Additionally, on the same date the subsidiary entered a loan and security agreement with the same shareholders pursuant to which they granted the subsidiary a credit facility of up to $4,500,000 for a period of seven years. As security for amounts owing under the credit facility, the subsidiary granted to the these shareholders a floating lien and charge on all of the assets of the subsidiary, and a specific charge on all of the intellectual property rights owned or hereafter acquired by the subsidiary.

Both loans accrue interest at an annual interest rate equal to the lower of 3.2% per annum, and the minimum rate required by the Israeli tax law to avoid the imputing of tax (currently 3.2%). Accrued interest is payable annually.

An event of default on any one of the loans made to the Company and the credit facility granted to the Subsidiary will trigger an event of default under the other of such loan and credit facility.

c.	On July 17, 2016, the Company's board of directors (the “Board”) approved the acquisition, assumption and acceptance by the subsidiary of all of the assets acquired and obligations created by Aviv and Magic Stones on behalf of the subsidiary, and the transfer to the subsidiary of all of the contracts, licenses, material goods, intellectual property and expertise that had been acquired by the two shareholders for and on behalf of the subsidiary prior to such date. The transfer to the subsidiary of all of aforesaid assets was made at their deemed acquisition cost of approximately $1.4 million representing arm's length price, pursuant to an Assignment and Assumption Agreement between each of the shareholders and the subsidiary (the “Assignment and Assumption Agreement”).

The cost of the acquisition was deemed borrowed by the subsidiary under the loan and security agreement. The payment of $1.4 million includes among others partial payments made in respect of the following assigned contracts:

●	On September 1, 2015, Aviv Tzidon entered on behalf of the subsidiary into a license and service agreement with Mr. John McGinnis, on behalf of himself and on behalf of his companies (collectively, “McGinnis”), for a worldwide exclusive license to a patent and know-how necessary for the completion and utilization of a flying electric Double Boxtail aircraft for use solely in the field of electric powered aircraft. The license will automatically become non-exclusive after three years from the termination of the agreement. Pursuant to the terms of the agreement, the subsidiary agreed to pay US $300,000 for the development and production of four flying, unmanned, scaled demonstrators and US $500,000 for the development and production of a full scale electric synergy prime aircraft.

According to the terms of the agreement, the subsidiary will not be the owners of the physical embodiment of the full scale electric Synergy prime aircraft or its intellectual property.

R.V.B. HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – SUBSEQUENT EVENTS (continued):

In addition, the subsidiary will pay an aggregate of $2,000,000 over the next four years subject to development milestones agreed with McGinnis as stipulated in the agreement.

●	On November 30, 2015, Aviv Tzidon and Mr. Michael Ilan (beneficial owner of Magic Stones) entered on behalf of the subsidiary into an administrative services agreement with Phinergy Ltd., a company also controlled by them. In consideration for these services, the subsidiary will pay a monthly fee that will be calculated based on the actual cost to Phinergy.

●	On February 5, 2016, the subsidiary (as an entity in formation) entered a “Memorandum of Understandings” with Laminar Research LLC (Laminar MOU") for the development of an air traffic control algorithm and its implementation on subscale aircraft models. The Laminar MOU comprises several steps of development by Laminar, for a total payment by the subsidiary of $180,000. The subsidiary receives an irrevocable, royalty-free license for a limited number of copies of the finished software products.

d.	On July 17, 2016, the board of directors approved the adoption of the "2016 Equity Incentive Plan" ("Incentive Plan") and approve to reserve 1,000,000 ordinary shares (no par value) for issuance to employees, officers, directors, consultants and certain other service providers of the Company and Company's affiliates. In October 15, 2016, the Company granted options to purchase 37,500 ordinary shares of the Company to each of the Company's director at an exercise price of $1.00 per share. The options shall vest in four annual installments as follows: 10,000 options on each of the first, second and third anniversaries of the grant date and 7,500 on the fourth anniversary of the grant date, so that four (4) years following the vesting commencement date, all options will be fully vested and exercisable, subject to option holder’s continuing to be a director of the Company or any affiliate thereof through such dates. Notwithstanding the above, the vesting of the options may accelerate so that all shares subject to the option will be fully vested and exercisable immediately prior to the occurrence of any of the following corporate transaction: (i) A merger, acquisition, reorganization or consolidation in which the Company is not the surviving entity; (ii) The sale, transfer, exchange or other disposition of all or substantially all of the shares or assets of the Company.

e.	On December 18, 2016, the subsidiary signed a Support and Investment Agreement with the Office of the Chief Scientist of the Ministry of National Infrastructures, Energy, Water and Resources of Israel under the pilot and demonstration project. Under the agreement, the Company will develop passenger's electric aircraft. The plan will be performed during 24 months commencing on January 1, 2017. The subsidiary is entitled to receive up to 50% of the actual costs and up to NIS 3 million (approximately $780 thousand). As a security, the subsidiary provided a bank guarantee in the amount of NIS 225 thousand that will be effective until 3 months after the end of the project. The subsidiary is expected to record a lien on a bank deposit in the same amount in favor of the bank providing the guarantee. According to the agreement, the subsidiary will be required to pay royalties in an amount of 5% on sales of products and services derived from a technology developed using these grants until 100% of the CPI-linked grant plus an interest rate determined by the general accountant at the Israeli Ministry of Finance office is repaid.

