Form 20-F
period 2016-12-31
Eviation Aircraft Ltd.
filed 2017-05-16
CIK 1064411

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM  20-F

(Mark One)

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Date of event requiring this shell company report _______________

Commission file number:  000-29884

EVIATION AIRCRAFT LTD.

 (Exact name of Registrant as specified in its charter)

Eviation Aircraft Ltd.	Israel
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Tel: +972-8-913-7914

Facsmilie: +972-8-915-7234

1 Ha’Ofeh Street, Kadima-Tzoran, Israel

(Address of principal executive offices)

Liza Ohayon, Chief Financial Officer

1 Ha’Ofeh Street,

Kadima-Tzoran, Israel 6092000

(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act: ordinary shares, no par value per share.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, there were 10,000,000 ordinary shares, no par value per share, outstanding.

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

Yes ☐      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

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

Yes ☐   No ☒

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

CERTAIN TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

§	references to “Eviation,” “we,” “us,” “our,” “our company” and “the Company” refer to Eviation Aircraft Ltd. and its subsidiary, Eviation Tech Ltd.

§	references to “U.S. Dollars,” “$” or “dollars” are to U.S. dollars;

§	references to “NIS” or “shekels” are to New Israeli Shekels;

§	references to “ordinary shares”, “our shares” and similar expressions refer to our Ordinary Shares, no par value per share;

§	references to the “articles of association” or “amended articles” are to our Amended and Restated Articles of Association;

§	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

§	references to the “Securities Act” are to the Securities Act of 1933, as amended;

§	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

§	references to the “SEC” are to the United States Securities and Exchange Commission.

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.845, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 30, 2016.

This annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable and are not aware of any misstatements regarding the industry data presented in this annual report, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “—Special Note Regarding Forward-Looking Statements” and “Item 3.D —Risk Factors” in this annual report.

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

FORWARD-LOOKING STATEMENTS

In addition to historical information, this report on Form 20-F contains forward-looking statements. These statements relate to future events or other future financial performance, and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward-looking statements are subject to certain risks, uncertainties and assumptions about us that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements are based, among other things, on assumptions in connection with:

●	our intended business plans;

●	our ability to raise working capital to realize our business plans;

●	the regulatory and competitive landscape of the light aircraft aviation industry;

●	the viability and profitability of the light aircraft aviation market which we have newly entered;

●	market acceptance of our light electric powered passenger aviation aircraft;

●	our expectations regarding our expenses and future revenue;

●	The ability to control costs;

●	Changes in costs and the availability of goods and services;

●	our expectations regarding competition as more and larger companies enter our markets and as existing competitors improve or expand their product offerings;

●	our anticipated cash needs and our estimates regarding our capital requirement;

●	the possibility of future litigation;

●	market, economic and political factors in Israel, where our design operations we will be based, and worldwide;

●	our contractors’ technical, professional and financial ability to deliver on and comply with their contractual undertakings with us and our subsidiary;

●	our ability to familiarize ourselves with the light aircraft passenger aviation market, and to track, monitor and manage the projects which we have undertaken; and

●	the price and liquidity of our Ordinary Shares.

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

The selected data presented below under the captions “Statement of Comprehensive Income Data,” for each of the years in the three-year period ended December 31, 2016 and under "Statement of Financial Position Data” as of December 31, 2016 and 2015, are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements and the related notes. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

At December 31, 2015, Eviation Aircraft Ltd., formerly known as R.V.B. Holdings Ltd. (the “Company”) was under the management of a Temporary Liquidator (the “Temporary Liquidator”) appointed by the District Court of Tel Aviv in Israel at the request of certain creditors of the Company with a mandate to identify and liquidate the Company’s assets. Effective February 2016, the Company was sold to two principal shareholders of the Company. The financial information below through December 31, 2015 represents the historical results of the waste disposal management business in which the Company was previously engaged prior to the sale of the Company by the Temporary Liquidator, which we have classified as discontinued operations. See Item 4 below.

Year ended December 31,

(U.S. dollars in thousand, except share and per share data)

	2016	2015	2014
Statement of Comprehensive Income Data:
Research and development expenses	1,829	---	---
Marketing, administrative and general expenses	341	---	---
Total Expenses	2,170	---	---

Operating loss	2,170	---	---
Financing Income	(22)	---	---
Financing Expenses	93	---	---
Financing Expenses, Net	71	---	---
Loss before taxes on income	(2,241)	---	---
Taxes on income	(553)	---	---
Loss from continuing operations	1,688	---	---
Loss from discontinued operation	---	226	1,596
Loss for the year	1,688	226	1,596
Loss attributable to:
Owners of the Company	1,688	201	1,316
Non-controlling interests	---	25	280
Loss for the year	1,688	226	1,596
Continued operations (in $)
Basic and diluted loss per ordinary share	0.20
Discontinued operation (in $)
Basic and diluted loss per ordinary share		26.43	173.04
Weighted average number of ordinary shares used in basic and diluted loss per Ordinary Share calculation	8,494,658	7,605	7,605

For the year ended December 31,

	2016	2015	2014
Statement of Financial Position Data:
Cash and cash equivalents	858	-	12
Property and equipment, net	305	-	123
Total assets	1,257	20	302
Shareholders loans	(617)	-	-
Equity attributable to owners of the Company (deficit)	163	(1,127)	(926)
Non-controlling interests	-	173	198
Total Equity(deficit)	163	(954)	(728)

Effective March 2, 2017, the Company changed its corporate name to Eviation Aircraft Ltd.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The risk factors below relate solely to our current business focus in the area of developing and commercializing a light passenger electric operated propulsion aircraft. You should carefully consider the risks described below and in the other sections of, and the documents we have incorporated by reference into this prospectus before making an investment decision. The risks described below and in the documents we have incorporated by reference into this prospectus are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ordinary shares could decline due to any of these risks.

RISKS RELATED TO OUR NEW BUSINESS AND PRODUCTS

We are a start-up company.

The Company’s sole business is ownership of its wholly owned newly created subsidiary, Eviation Tech Ltd., an Israeli start-up company engaged in designing and developing an electric powered light passenger aviation aircraft. We have not generated any revenue since the commencement of our current operation in May 2016. We are currently in the proof of concept stage, and intend to test all the components of the enabling core technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems). Testing will take place on the scaled models that are currently under construction. We expect to incur significant operating losses for the foreseeable future, and there can be no assurance that we will be able to validate and market products in the future that will generate revenues, or that any revenues generated will be sufficient for us to become profitable or thereafter maintain profitability. We believe that our available cash resources including shareholder credit facilities and the newly approved program from the Israeli Office of the Chief Scientist ("OCS") are sufficient to meet our operating requirements in the foreseeable future.

We have no operating history upon which to evaluate our business.

We have no history of operations in our industry as we have embarked on a new business venture. Accordingly, it is more difficult to accurately assess growth rate and earnings potential. Our business is dependent upon the implementation of our business plan. Our limited operating history makes it difficult for prospective investors to evaluate our business. Therefore, our operations are subject to all of the risks inherent in the initial expenses, challenges, complications and delays frequently encountered in connection with the early stages of any new business, as well as those risks that are specific to a newly emerging and untried field within the aviation industry, electric powered light aviation aircraft. Investors should evaluate us in light of the problems and uncertainties frequently encountered by early stage companies attempting, like ours, to develop markets for new products, services, and technologies, such as unforeseen capital requirements, failure of market acceptance, failure to establish business relationships, and competitive disadvantages as against larger and more established companies. If we are unable to successfully address these difficulties as they arise, our future growth and earnings will be negatively affected.

We may be unable to obtain additional capital that we will require to implement our business plan, which could restrict our ability to grow.

Our Subsidiary has, to date, received loans of approximately $2.7 million from Aviv Tzidon (“Aviv”) and Magic Stones-Gemstone Import and Marketing Ltd. (“Magic Stones”), our shareholders, under the terms of agreements with these shareholders. The Subsidiary has under these agreements $1.8 million in unutilized credit availability. In addition, we have received a loan in the principal amount of $0.5 million from these shareholders. We expect that these amounts will sufficient to meet our operating requirements in the new business focus in the foreseeable future.

However, we will require additional capital to continue implementing our business plan and to grow our business beyond the development phase. We plan to partner with an established airframe manufacturer to support and fund the process of commercialization of the design. We may not, however, succeed in securing such partnership and obtaining the additional capital required, and if we are able to secure such additional capital, it may not be pursuant to terms deemed favorable to our Company or our shareholders. We may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

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

A default by us under the secured financing arrangement with our shareholders would enable them to take control of our assets.

Under the credit facilities referred to above with our shareholders, Aviv and Magic Stones, we have granted to such shareholders a security interest on all of the assets of the Subsidiary, including its intellectual property as well as our shareholdings of our Subsidiary. A default by us under this financing arrangement would enable the holder to foreclose on our assets, including our intellectual property. Any foreclosure could force us to substantially curtail or cease our operations on our newly entered aviation business.

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

We will rely heavily on the services of our CEO, Mr. Omer Bar-Yohay, as well as one of our principal shareholder and director, Mr. Aviv Tzidon, and other senior management personnel that we intend to hire. Loss of the services of any of such individuals or any other key management and technical personnel could have a material adverse impact on our future operations. Our success is also dependent on our ability to retain these key employees and our ability to attract and retain, among others, skilled financial, engineering, technical and managerial personnel to continue the development and commercialization of the Eviation Aircraft. As such, our future success highly depends on our ability to attract, retain and motivate personnel, including contractors, required for the development, maintenance and expansion of our activities. There can be no assurance that we will be able to retain our existing personnel or attract additional qualified employees or consultants. The loss of personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation. In addition, if we fail to engage qualified personnel, we may be unable to meet our responsibilities as a public reporting company under the rules and regulations of the Securities and Exchange Commission.

The product we intend to market may not be accepted by the market.

Our success depends on the acceptance of our electric propulsion aircraft (the “Eviation Aircraft”) as a viable alternative to the current existing land based regional transportation options. Market acceptance will depend upon several factors, including (a) the desire and ability of consumers to use Eviation Aircraft (b) the accessibility of the Eviation Aircraft; and (c) the convenience of using the Eviation Aircraft. A number of factors may inhibit acceptance of the Eviation Aircraft, including (i) the ease of use of competing alternatives such as cars, trains and buses; (ii) our inability to change consumers’ habits of using other modes of transportation such automobile, train and buses for regional travel; (iii) our inability to change consumers’ perception that using light aircraft is highly expensive and is reserved primarily for the affluent; and (iv) fear of individuals to use the Eviation Aircraft. If the Eviation Aircraft is not accepted by the market, we may have to curtail our business operations, which could have a material negative effect on operating results and result in a lower share price.

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

When completed, Eviation Aircraft would be subject to extensive regulation and we may never obtain the certification required for its operation. In the U.S., the Eviation Aircraft must comply with Federal Aviation Administration("FAA") regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety before it can be certified. The FAA and foreign regulatory authorities have full discretion over this approval process. We will need to perform significant testing of the Eviation Aircraft and its systems before we could file an application for certification. We may encounter delays or rejections based upon the FAA regulations, which may delay the commercialization of our product. Failure to obtain FAA certification of the Eviation Aircraft in a timely manner or at all will severely undermine our business by delaying or halting commercialization of our product, imposing costly procedures and diminishing competitive advantage, and we may be required to cease our operations.

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

Two shareholders control more than 80% of the Company

Each of Aviv and Magic Stones currently own 41.21% of the Company’s outstanding share capital. Accordingly, they alone can make determinations on any matter requiring shareholder approval other than those decisions that require special approval. See Item 10, “Memorandum and Articles of Association – Special approval.”

If we are considered to be a passive foreign investment company ("PFIC"), either presently or in the future, U.S. Holders will be subject to adverse U.S. tax consequences.

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

RISK FACTORS RELATED TO THE INTELLECTUAL PROPERTY UTILIZED IN OUR EVIATION BUSINESS

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

An Israeli court may declare a judgment rendered by a foreign court in a civil matter, including judgments awarding monetary or other damages in non-civil matters, enforceable if it finds that:

1.	the judgment was rendered by a court which was, according to the court's jurisdiction laws, competent to render it;

2.	the judgment is no longer appealable;

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

RISKS RELATING TO OWNERSHIP OF OUR ORDINARY SHARES

If we are considered to have been a shell company at any point in the past, we will be subject to various restrictions and requirements under the U.S. Securities Laws.

While we are not as of the date of this report on Form 20-F a shell company, the Company may be deemed to have been, at one point or another in time prior to the commencement of our new business focus, a shell company. A “shell company”, as defined by Rule 12b-2 promulgated under the Securities Exchange Act of 1934, is (1) a company that has no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. If however, due to the scope or range of our operations we are deemed to have been a shell company, then certain consequences follow.

During the period in which we are deemed to be a shell company and for a period of one year following the filing of this report on Form 20-F for the year ending December 31, 2016, the provisions of Rule 144 promulgated under the Securities Exchange Act of 1934 may not be used for resale of shares issued by us.  These restrictions may limit our ability to raise capital via the private placement of our shares.

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

We are authorized to issue up to 700,000,000 ordinary shares. Our board of directors may choose to issue some or all of such shares to acquire one or more companies or products and to fund our overhead and general operating requirements. The issuance of any such shares will reduce the book value per share and may contribute to a reduction in the market price of the outstanding shares of our ordinary shares. If we issue any such additional shares, such issuance will reduce the proportionate ownership and voting power of all current shareholders. Further, such issuance may result in a change of control of our company.

Trading of our ordinary shares is restricted by the Securities Exchange Commission’s penny stock regulations, which may limit a shareholder’s ability to buy and sell our ordinary shares.

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

If we fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business, operating results and share price.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404 thereof have resulted in a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not been, and is not required to be, audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our share price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We will likely issue additional capital shares in the future, which would dilute our existing shareholders.

In the future, we will likely issue our previously authorized and unissued securities, including shares of our ordinary shares or securities convertible into or exchangeable for our ordinary shares, resulting in the dilution of the ownership interests of our shareholders. We are authorized under our amended and restated certificate of incorporation to issue 700,000,000 ordinary shares.

We currently do not have any commitments for funding. In addition, we may also issue additional ordinary shares or securities convertible into or exchangeable for our ordinary share in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes or for other business purposes. Future issuances of our ordinary shares, or the perception that such issuances could occur, could have a material adverse effect on the price of our ordinary shares.

ITEM 4.	INFORMATION ON The COmpany

A. HISTORY OVERVIEW OF THE COMPANY

Our legal and commercial name is Eviation Aircraft Ltd. Our offices are at 1 Ha’Ofe St., Kadima-Tzoran, Israel, 6092000. Our corporate governance complies with the Israeli Companies Law, 1999, as amended (the “Companies Law”). Our shares are currently quoted on the OTC Market, Pink, under the symbol, EVTNF.

The Company, formerly known as R.V.B. Holdings Ltd. (“RVB”), is an Israeli company that was formed in January 1998 to receive all of the assets and liabilities of the defense related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. BVR commenced operations as an independent company effective as of January 1, 1998. In November 2009, BVR sold substantially all of its assets and liabilities, including the brand name “B.V.R.”, to Elbit Systems Ltd. (“Elbit”) and following the sale changed its name in January 2010 to R.V.B. Holdings Ltd. RVB was controlled by Mr. Aviv Tzidon, one of our principal shareholders and a director in our Company until March 2010, when Greenstone Industries Ltd. (“Greenstone”) purchased a controlling interest in the Company from A.O. Tzidon (1999) Ltd. and Aviv Tzidon.

On April 2, 2015, the Tel Aviv District Court (the “Court”) granted Greenstone’s petition, due to the financial and business condition of the Company, to appoint Adv. Mordechai Shalev as the Temporary Liquidator of the Company, with a mandate to identify and liquidate the Company’s assets and to investigate its conduct.

On October 28, 2015, the Temporary Liquidator filed with the Court an agreement for the sale of the Company (the “Agreement”) by way of a share issuance to Aviv and Magic Stones. The Agreement was reached following a ‘request for proposals’ (RFP) procedure carried out by the Temporary Liquidator to sell the Company free and clear from all assets and obligations of any kind.

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

Pursuant to the Agreement, the Company, at the direction of the Temporary Liquidator, issued to Aviv and Magic Stones, in the aggregate, 9,990,000 ordinary shares representing, on the date of their issuance, 99.9% of the issued and outstanding share capital of the Company, in consideration for which these shareholders paid to the Temporary Liquidator the amount of NIS 600,000 (approximately $153,000 at the exchange rate in effect at the time of the purchase).

Following the acquisition of the Company, the Board of the Company identified a new business direction to pursue in the area of aviation transportation via light electrically operated aircrafts. The viable electric aircraft eco-system that the Company seeks to establish is intended to enable passengers to book an “on demand” flight as a cost-effective solution compared with other available transportation methods of regional travels. The aircraft to be developed will be inexpensive to operate, significantly reducing the cost of travel for passengers and is planned to be an emissions-free, quiet, high speed, safe and easy to operate, with lower operating and ownership costs. In furtherance thereof, on May 15, 2016, the Company established a new, wholly-owned Israeli subsidiary company under the name “Eviation Tech Ltd.”, or the Subsidiary, for the purpose of developing and commercializing its new business focus. On July 17, 2016, Aviv and Magic Stones assigned or otherwise transferred to our Subsidiary all rights that each had or entered into relating to the new business focus of light aircraft aviation technology.

Our legacy business of waste management as at December 31, 2015 has been discontinued. The discussion below relates solely to our new business focus in light aviation regional transportation field.

On March 2, 2017, our corporate name change to “Eviation Aircraft Ltd.” became effective. We adopted our new name as part of our transformation into our new business focus of designing, developing and manufacturing a light electric passenger aircraft and providing supportive services required for an economically viable electric aircraft eco-system. In connection with the Company’s name change, effective March 2, 2017, the Company’s ordinary shares began to be quoted under the ticker symbol EVTNF on the OTC Markets Pink Tier.

B. AVIATION BUSINESS OVERVIEW

OUR BUSINESS

We incorporated in Israel on May 15, 2016 Eviation Tech Ltd., as a wholly-owned subsidiary of the Company, a private company limited by shares. Through the Subsidiary, we are designing, developing and intend to manufacture a light, electric passenger aircraft, which we refer to as the “Eviation Aircraft”, and to provide supportive services required for an economically viable electric aircraft eco-system.

The viable electric aircraft eco-system is intended to enable passengers to book an “on demand” flight as a cost-effective solution compared with other available transportation methods of regional travels. The Eviation Aircraft to be developed will be inexpensive to operate, significantly reducing the cost of travel for passengers. A passenger aircraft that’s cheap to own and operate, quiet, fast and easy to fly, will eventually create, we believe, a market shift for short haul regional travel.

We are currently in the proof of concept stage, and intend to test all the components of the enabling core technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems). Testing will take place on the scaled models that are currently under construction by the Subsidiary.

ABOUT THE EVIATION AIRCRAFT

The Eviation Aircraft is planned to be an emissions-free, quiet, high speed, safe and easy to fly aircraft, with lower operating and ownership costs. We expect this aircraft to achieve a reduction of over 60% in direct operating costs, compared with similarly sized non-electric aircraft. We also estimate that such cost reduction, combined with the inherently low maintenance costs of electrical drives, will place the Eviation Aircraft in competition with personal automobiles and the various modes of public transportation to destinations over 100 miles away.

The Eviation Aircraft is designed to accommodate six or eight passengers for a maximum travel distance of 800 miles, using electrical power only. It will be able cruise at over 200 knots (ktas) using only 90 kilowatt (kW) of power, at a cost per seat mile, or “CASM”, of approximately US $0.10, allowing the Eviation Aircraft to favorably compete in the general aviation market in addition to providing a viable alternative to the regional transportation options of today.

The Eviation Aircraft is designed to provide an economically accessible travel option for a wider range of passengers. In addition, due to the quiet and emission free engine of the Eviation Aircraft, the Subsidiary will be able to utilize many small airfields that were not previously accessible due to environmental regulations.

In addition to the License and Service Agreement entered on September 1, 2015 by Aviv and Magic Stones and subsequently assigned to the Subsidiary, the details of which are discussed below under the caption “Material Agreements”, we intend to enter into joint development and risk-sharing agreements with established OEMs and Tier 1 suppliers or systems. The agreements are intended to further the development of the aircraft and reduce the risks involved in the type certification of a new aircraft.

CORE ENABLING TECHNOLOGIES FOR THE EVIATION AIRCRAFT

The Eviation Aircraft development process includes the following core-enabling technologies in different stages of their development cycle status.

Airframe design

We have developed a highly efficient airframe, designed and built from the ground up for electric propulsion. The air frame allows for efficient use of distributed propulsion; low cooling drag and efficient thermal management. The airframe has been extensively tested and analyzed and is expected to fly at scale in the first half of 2017. The first full scale, 6 passengers carrying implementation of the airframe is to be constructed throughout 2017 and 2018 and is expected to be ready for first prototype flight by the third quarter of 2018. The construction of the full-scale aircraft has been found eligible for Israeli government support, and was granted in December 2016 3,000,000 NIS (equal to approximately $780 thousand at the time of grant) in match-up funding, over the period of construction of the full-scale aircraft. The funds are considered as a loan, to be repaid out of future revenues. On February 27,2017, our Subsidiary received NIS 150 thousand (approximately $40 thousand) as advance. The remaining funds will be received subject to actual cost that will be incurred by the Subsidiary and in accordance with the approved budget as included in the signed Support and Investment Agreement with the OCS.

Electric drive

Two sets of highly efficient motors and controllers has been purchased and integrated as the electric drive system of the aircraft. Suitable motors and controllers are manufactured by two separate potential suppliers and testing and integration will be performed on both, to allow supply chain flexibility in the future.

Battery technology

The Eviation Aircraft will utilize an aluminum-air battery to be developed and supplied by Phinergy Ltd., a company controlled by Aviv, and a Lithium Polymer buffer battery for high power at takeoff, as well as for regenerated power storage. The aluminum-air battery system produces electricity from the reaction of oxygen in the air with aluminum, and will be integrated into our airframes as part of a combined battery solution. The integration and optimization of the batteries and energy storage system design for our airframe has been performed by us during the second half of 2016.

Autonomous flight and sensing systems

In addition to the development and manufacturing of the Eviation Aircraft, we are also developing related services and technologies that will demonstrate our vision of the Eviation Aircraft eco-system. These developments include stand-alone low cost auto-piloting solutions, high volume, machine airspace management and real-time remote assistance and piloting service. These technologies are sub-systems that could be integrated into existing and future general aviation aircraft as products or services, regardless of the maturity of the Eviation Aircraft.

Remote Ground Station Assistance and Control

Under the Laminar MOU discussed below, Aviv has contracted on our behalf with Mr. Austin Meyer and Laminar Research LLC, for the development of the software to be integrated into the Subsidiary’s ground stations and air traffic control demonstrators. The software that includes uniquely modified versions of a commercially available flight simulator and a controller, developed for and owned by the Subsidiary, will be integrated into the Eviation Aircraft’s hardware. The system created shall be used for safety support, to safely manage and control high numbers of aircraft in a given airspace.

Collision Avoidance and Remote Communication

We are also developing an obstacle detection and collision warning system, in addition to other optical sensors to assist with full surrounding awareness by the aircraft. This system will also include a machine to machine (M2M) data connection that will allow the plane to communicate with other planes for safety and automated formation flights.

Auto Landing System

We have purchased all rights under a U.S. patent for a high precision electro-optical positioning system. Under the rights obtained, the Subsidiary has completed the conceptual design of a low-cost auto-landing system, currently being developed under contract with Zickel Engineering Ltd. The system prototype was completed during the second half of 2016, and integrated as part of our advanced auto-pilot system. As such, this feature will be integrated into the Eviation Aircraft, and its scale models.

The autonomous flight and sensing systems are also intended to be developed as the first stage for auto-pilot aircraft.

MARKET OVERVIEW

General Aviation

General aviation, comprising all aircraft other than military aircraft and scheduled commercial airliners, presents an uncommon form of long distance transport method.

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

The global aviation industry has been growing and developing over the past few years. In 2014, the general aviation industry showed total revenue of approximately $24.5 billion and delivery of 2,454 in new aircraft revenue, a slight increase compared to the previous year. The increase is mostly attributable to a 6.5% increase in the number of business jets delivered that year. In comparison, the commercial aviation industry is estimated at $260 billion in new aircraft deliveries each year. Moreover, commercial aviation has been growing at roughly 5% per year since 1980, compared with a 0.5% annual growth for general aviation since 2010.

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

We aim to target trips at a destination distance of 100-749 miles, rendering 50-100 miles more suitable for a car and trips over 750 miles for main-stream commercial aviation. According to the data provided by the NHTS, we estimate a regional-distance trip that accounts for 91% of all trips over 50 miles, and that is served almost exclusively by cars (93.1%).

Management believes that building a plane that will cruise at 4-5 times the speed of a car on a highway, but at a cost per mile that’s closer to a bus or a regional train is possible with electric propulsion. Our proposed aircraft plane design will have two overlapping missions at the core of the Eviation business plan – first to compete in the General Aviation market, and second to make light aviation a real regional transportation alternative.

Competitive Modes of Travel

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

OUR BUSINESS STRATEGY

Our business plan includes four distinct stages as described below:

1.       Proof of Concept – We are currently in the proof of concept stage, and intends to test all the components of the Eviation Aircraft core enabling technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems). Testing will take place on the scaled models and the full-scale aircraft once completed. Our goal is to successfully complete the construction and first test flights of the Eviation Aircraft. We expect to complete the proof of concept stage by the end of 2018. The expected cost of this stage is approximately US $3.4 million.

 2.       Aircraft and Services Development – Following the proof of concept stage, we intend to develop potential products to defined services and solutions and protect any intellectual property created during the proof of concept stage. We also intend to partner with leading aerospace industrial suppliers to commercialize and market these services and solutions. This stage will focus mainly on the development and commercialization of autonomous flight and sensing systems, including the remote pilot assistance and auto landing system. In addition, we intend to continue the flight testing of the Eviation Aircraft to both validate and improve the Aircraft’s design. We expect to complete this stage by the end of 2019 at an estimated cost of approximately US $2 million.

3.       Production - In this third stage we plan to complete the industrial production design process for the Eviation Aircraft, based on the results of the flight tests for the purpose of commercialization and type certification of the Eviation Aircraft. We further intend to partner with established airframe manufacturers to support the process of commercialization of the design. We also plan, based on the assessment of the certification process, to complete the development of the transportation service platform and initiate marketing. We may independently manufacture a limited series of experimental Eviation Aircraft, to be sold in the U.S. market. This stage is planned to be completed by the end of 2020. We cannot estimate the cost at this time.

4.       Production and Operations - In the fourth and final stage, we plan to complete the certification process of the Eviation Aircraft and partner with manufacturers and marketers for the commercialization of the aircraft, along with additional developed systems and services. We estimate the earliest expected sale of a complete certified Eviation Aircraft will be in the year 2022.

EMPLOYEES

As of the date of this report on Form 20-F, we have, through our Subsidiary, nine employees in Israel, of which eight are engaged in design and development.

CAPITAL RESOURCES

In order to advance the business of the Company, on July 17, 2016, Aviv and Magic Stones, on the one hand, and the Company, on the other, entered into a loan and security agreement pursuant to which these shareholders advanced a total of $500,000 to our Company for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. As security for such loan, we granted to the advancing shareholders a specific lien and security interest on all of the shares of the Subsidiary held by us. The loan may be repaid at any time in minimum increments of $50,000. The proceeds of the loan are to be used for funding our on-going operations.

Additionally, on July 17, 2016, Aviv and Magic Stones entered a loan and security agreement with our Subsidiary pursuant to which they will provide a credit line of up to $4,500,000 for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. Draws on such credit line may be made in increments of not less than $50,000, and outstanding amounts on the credit line may be repaid in increments of not less than $50,000. Accrued interest is payable annually. As security for amounts owing under the credit line, the Subsidiary granted to these shareholders a floating lien and charge on all the assets of the Subsidiary, and a specific charge on all the intellectual property rights owned by the Subsidiary at any time. An event of default on any one of the loan made to us and the credit line granted to the Subsidiary triggers an event of default under the other of such loan and credit line. As of the date of this report, our Subsidiary has drawn down on approximately $2.7 million under this facility.

MATERIAL AGREEMENTS

License and Service Agreement for the manufacturing of the scaled models and electric synergy prime aircraft

On September 1, 2015, our shareholder, Aviv, entered on behalf of our Subsidiary into a License and Service Agreement (“the LSA”) with Mr. John McGinnis, on behalf of himself and on behalf of his companies (collectively, “McGinnis”), for a patent and know-how in the field of aircraft, including a Double Boxtail Aircraft design. Pursuant to the terms of the LSA, our Subsidiary acquired a worldwide exclusive license to a patent and know-how necessary for the completion and utilization of a flying electric Double Boxtail aircraft for use solely in the field of electric powered aircraft (including hybrid electric) above 55lbs, including the rights to develop, make, commercialize, and import products and processes. Three years after the termination of the agreement, the license will automatically become non-exclusive. As of December 31, 2016 the Company paid US $700 thousand for the development and production of scaled demonstrators and additional development and production services relating to a full scale electric synergy prime aircraft.

In addition, the Subsidiary can select to continue to engage McGinnis for additional development projects in the future.

Pursuant to the terms of the LSA, McGinnis is and shall remain the sole and exclusive owner of the patent and the know-how he has developed that relates thereto. Any intellectual property developed in the course of or as a result of the services under the LSA shall belong to McGinnis and will automatically and for no additional consideration licensed to us under the license granted in this agreement. We will have the right to coordinate, review, comment and approve any filing, prosecution, maintenance and enforcement of patent applications and patents on the new developed intellectual property.

As of March 2016, due to a lack of progress in the development and supply of the model or the completion of the synergy prime aircraft, the LSA has in effect been suspended, and could be reinstated in agreement between the parties in any stage. The suspension of the LSA has led us to focus only on the development of the Eviation Aircraft and accelerate its construction program as described above.

Administrative Services Agreement for the provision of various services and the lease of office space

On November 30, 2015, Aviv and Mr. Michael Ilan (beneficial owner of Magic Stones) entered into an Administrative Services Agreement with Phinergy Ltd., a company also controlled by Aviv and Mr. Ilan – “the ASA”. Pursuant to the ASA, Phinergy provides our Subsidiary with (i) administrative and general services, including secretarial and management services; (ii) human resource services; (iii) accounting and bookkeeping services, including the services of a chief financial officer; and (iv) office space and office services, including telephone, fax and data communications and cleaning services (the services described in (i) through (iv), collectively – the “Services”). In consideration for these Services, our Subsidiary pays to Phinergy a monthly fee, calculated on the basis of the actual cost to Phinergy of providing the Services, derived as a percentage of the global costs paid for Phinergy for receiving such services for itself and our Subsidiary together. Fees are paid on a quarterly basis in arrears.

The Laminar MOU

On February 5, 2016, our Subsidiary (as then an entity in formation) entered into a “Memorandum of Understandings” with Laminar Research LLC (the “Laminar MOU” and “Laminar”, respectively) for the development of an air traffic control (ATC) algorithm and its implementation on subscale aircraft models. The Laminar MOU comprises several steps of development by Laminar, for a total payment of $180,000. Our Subsidiary receives an irrevocable, royalty-free license for a limited number of copies of the finished software products. Progress and integration of this concept will be synchronized with the NASA UTM project. The Company engages with this development through its General Aviation Manufacturer's Association ("GAMA") membership.

INTELLECTUAL PROPERTY

In July 2016, our Subsidiary acquired from Eye Point Ltd., a company owned by Mr. Dekel Tzidon, all rights under US patent No. 8,314,928 (the “Eye Point Patent”). The Eye Point Patent will expire on November 12, 2026. This patent allows us to develop our conceptual design of an auto-landing system.

We also license US Patent No. 8,657,226, owned by McGinnis, pursuant to the LSA. This patent will expire on April 26, 2029. Pursuant to our agreement with McGinnis, any patents and other types of intellectual property developed in the framework of the LSA will be owned by McGinnis and will be added to the license already granted by McGinnis for no additional consideration.

We currently rely upon a combination of trade secrets, patents, copyrights, and trademarks, as well as non-disclosure agreements and invention assignment agreements, to protect our technologies and other proprietary Company information.

Our policy is to require our employees, consultants, advisors and collaborators to execute confidentiality agreements. Additionally, we require our employees and consultants to execute assignment of invention agreements upon the commencement of employment, consulting or advisory relationships. These agreements generally provide that all confidential information developed or made known to a party by us during the course of the party’s association with our Company is to be kept confidential and not to be disclosed to third parties except in specific circumstances. In the case of employees and consultants, the agreements also provide that all inventions conceived by the individuals in the course of their employment or consulting relationship will be our exclusive property.

While our intellectual property rights in the aggregate are important to the operation of our business, we do not believe that our business would be materially affected by the expiration of any particular intellectual property right or termination of any particular intellectual property patent license agreement.

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

Standards bodies, which are formal and informal associations that seek to establish voluntary, non-governmental product and technology standards, are influential in the United States and abroad. ASTM International (American Society for Testing and Materials International) is an international standards organization that develops and publishes voluntary consensus technical standards for a wide range of materials, products, systems, and services. Some 12,575 ASTM voluntary consensus standards operate globally. We are an active member in F39 and F44 ASTM regulatory committees, helping to define the standards for electric propulsion in aviation.

As of November 2, 2016, we are an associate member of GAMA, an aviation industry trade association representing general aviation (non-military & non-airliner) aircraft manufacturers and related enterprises, chiefly in the United States.

COMPETITION

Our competitive landscape includes companies that are established airframe manufacturers, and startups building electric aircraft. In product terms, the companies are making fixed wing aircraft, rotorcrafts and combinations thereof. The leader among the established manufacturers is Airbus, that has created the e-fan program and demonstrated manned electric flight of a 2-seat electric trainer in 2014. Other companies including Pipistrel of Slovenia which is already producing a light fully electric aircraft called the pipistrel Alpha Electro. Several American startups, are developing electric Vertical TakeOff and Landing (VTOL) aircraft, that will compete for funding and market share in the future. The leading companies to date are Zee Aero LLC and Joby Aviation LLC, both based in California, USA.

It is our view that the unique efficiency of our Eviation Aricraft design will make for a unique value proposition for regional distance travel, while the VTOL capabilities of the competition will make them more expensive and offer a shorter range of flight. As such, we foresee potential synergies and a basis for collaboration allowing players to further focus their advantages in the market, when the competitors' VTOL aircraft serves to extend the reach of potential clients to our aircrafts at the airfields.

DEVELOPMENT AWARDS

On December 18, 2016 our Subsidiary signed a Support and Investment Agreement with the Office of the Chief Scientist (“OCS”) of the Ministry of National Infrastructures, Energy, Water and Resources of Israel. Under the agreement, the Company will develop passenger's electric aircraft. The plan will be performed during 24 months commencing on January 1, 2017. The Subsidiary is entitled to receive up to 50% of the actual costs and up to NIS 3 million (approximately $780 thousand). As a security, the Subsidiary provided a bank guarantee in the amount of NIS 225 thousand that will be effective until 3 months after the end of the project. The Subsidiary is expected to record a lien on a bank deposit in the same amount in favor of the bank providing the guarantee. According to the agreement, the Subsidiary will be required to pay royalties in an amount of 5% on sales of products and services derived from a technology developed using these grants until 100% of the CPI-linked grant plus interest is repaid. On February 27,2017, our Subsidiary received NIS 150 thousand (approximately $40 thousand) as advance.

RESEARCH AND DEVELOPMENT

Research and development expenses recorded in 2016 amounted to $1,829 thousand.

C. ORGANIZATIONAL STRUCTURE

See discussion above.

D. PROPERTY, PLANTS AND EQUIPMENT

All of our facilities are leased, and we do not own any real property. Our principal executive offices are located in 1 Ha’Ofeh Street, Kadima-Tzoran, Israel. The space is in a commercial office building and has approximately 200 square meters pursuant to a 2-month lease which commenced on December 1, 2015 with 6 option periods of 12 months each that will be automatically exercised unless we provide termination notice within 90 days before the end of each lease period. We have no material tangible fixed assets apart from the properties described above.

On January 9, 2017, we entered into a lease agreement for additional office space and parking spots with a related party. The lease period commenced on January 1, 2017 for one year with an option to extend the lease period for up to an additional six years. The contract is renewed automatically unless the Company provides a termination notice within 90 days before the end of each year lease period.

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

A.  OPERATING RESULTS

Summary

Due to the financial and business condition of the Company, in April 2015, at creditors’ request, the Tel Aviv District Court appointed a Temporary Liquidator to obtain and realize the Company’s assets and to settle its liabilities. The Temporary Liquidator arranged for the transfer and assumption of all assets and liabilities of the Company to a trust managed by him, and the issuance to Aviv and Magic Stones, our shareholders, of 9,990,000 ordinary shares of the Company representing 99.9% of the issued and outstanding share capital of the Company. The agreement between these shareholders and the Temporary Liquidator on behalf of the Company, was executed on October 22, 2015 (the “Agreement”), and the Tel Aviv District Court approved the sale to Aviv and Magic Stones on February 2, 2016.

Following the approval of the Agreement by the Court, the following was implemented (1) canceling the nominal value of the Company’s shares, such that the Company’s shares will not have any nominal value, (2) converting 71,923,175 non-tradeable options to purchase ordinary shares of the Company into 71,923,175 ordinary shares of the Company, (3) effectuating a reverse split of the Company’s shares at a ratio of 30,465:1, such that for each 30,465 shares of the Company, the shareholders of the Company received one share, and (4) increasing the share capital of the Company to 700,000,000 ordinary shares of the Company with no nominal value.   After giving effect to such actions and prior to the share issuances to Aviv and Magic Stones, the total number of issued ordinary shares of the Company was 10,000. The reverse split became effective on February 25, 2016.

We embarked, through a newly created subsidiary established in May 2016, in the design and development of a light propulsion electrically powered passenger aviation aircraft. We are currently in the proof of concept stage, and intend to test all the components of the Eviation Aircraft core enabling technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems). Testing will take place on the scaled models and the full-scale aircraft once completed.

Results of Operations

The Company’s legacy operations in waste disposal in existence as of December 31, 2015 has been discontinued and the comparative results for 2014 and 2015 have been presented in 2016 financial statements as discontinued operation. As such, a period-to-period analysis will be of limited value in assessing our operations or prospects and the analysis below refers solely to operations results of 2016 as we commenced our new business focus in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The operation loss for the year ended December 31, 2016 was $2,170 thousand is attributable to the expenses incurred in the design and development of the light, electric passenger aircraft - the Eviation Aircraft.

Revenues.

No revenues have been recorded in the year 2016.

Research and development expenses.

Research and development expenses for the year ended December 31, 2016 were $1,829 thousand and primarily consisted of salary, materials and subcontractor's payments related to the development of the Eviation Aircraft which started in 2016.

Marketing, general and administrative expenses.

Marketing expenses for the year ended December 31, 2016 were $80 thousand and included primarily professional fees paid to third parties consultants and expenses incurred in connection with travel and lodging undertaken to advance the business of the Company and meet prospective investors, strategic suppliers and customers.

General and administrative expenses for the year ended December 31, 2016 were $261 thousand. The expenses in 2016 are primarily attributable to legal, audit and insurance related expenses.

Financing Expenses, Net.

Financing expenses, net, in 2016 was an immaterial amount and consist mainly of interest expense on shareholders loan offset by exchange rate differences.

Taxes on income

Income tax benefit in 2016 amounted to $553 thousand and derived from recording a tax asset which offset a tax provision that was recorded in respect of shareholders loan that been provided in favorable terms.

Loss from discontinued operation

No loss from discontinued operation in 2016 compare to $226 thousand in 2015 attributable to the Company’s legacy operations in waste disposal which been ceased in 2015 with the appointment of the Temporary Liquidator by the Court.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Our loss from discontinued operation for the year ended December 31, 2015 and 2014 was $226 thousand and $1,596 thousand, respectively. The decrease in the loss from discontinued operation for the year ended December 31, 2015 as compared to the year ended December 31, 2014 is primarily attributable to the cessation of substantially all operational activities by the Company in March 2015 and the appointment in April 2015 of the Temporary Liquidator by the Court.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates, including those related to income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a further description of our material accounting policies, please read Note 3 to Eviation Aircraft consolidated financial statements for the year ended December 31, 2016, starting on page F-1 of this annual report.

Recently Issued Accounting Standards

A number of new standards, amendments to standards and interpretations were not yet in effect for the year ended December 31, 2016, and have not been applied in preparing our consolidated financial statements as of that date. Those standards are not expected to have a material impact on the Company's financial statement.

Impact of Israeli Tax Policies and Government Programs on our Operating Results

Tax regulations have a material impact on our business, particularly in Israel where we have our headquarters. The summary in Item 10. E describes the current tax structure applicable to companies in Israel, with special reference to its effect on us.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash flows used in operating activities during 2016 amounted to US$ 1,725 thousand. Cash flows during 2016 were mainly used to finance the Company's expenses related to its new business focus operation - the design and development of the Eviation Aircraft.

Cash flows used in investment activities during 2016 amounted to US$ 395 thousand, mainly relating to purchase of fixed assets.

Cash flows provided by financing activities during 2016 amounted to US$ 2,965 thousand relating to loans obtained from shareholders.

The Company believes that its available cash resources, including the shareholder credit facilities and the newly awarded grant from the OCS toward the design and development of the aircraft, are sufficient to meet its operating requirements in the new business focus in the foreseeable future.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Our research and development expenses consist primarily of costs related to the design and development our model light passenger aircraft. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our prototype.

The Company’s legacy operations in waste disposal management in existence as of December 31, 2015 have been discontinued and has been so recorded in our financials. Accordingly, there are no comparative year-to-year analysis of design and development related expenses as we commenced our new business focus in 2016.

	2016	2015	2014
	(in US$ thousand)
Payroll and related expenses	505	-	-
Materials and subcontractors	1,224	-	-
Rent and office maintenance	46	-	-
Depreciation	31	-
Other	23	-	-
Total	1,829	-	-

Due to the inherently unpredictable nature of the design and development of light propulsion passenger aircraft with the desired feature, we are unable to estimate with any certainty the costs we will incur in the continued development of the aircraft model.

While we are currently focused on advancing the design and development of the aircraft model, our future research and development expenses will depend on the success of the design and development process, as well as available resources and the ongoing assessments of commercial potential. In addition, we cannot forecast with any degree of certainty the success of any future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors.

As we advance the design and development of the aircraft model and assess the commercial potential of continued development plans, we may modify our plans.

We expect our research and development expenses to increase from current levels as we continue the design and development of the aircraft. The lengthy process of completing a model aircraft and also addressing regulatory requirements requires substantial expenditures. Any failure or delay in completing development of a model aircraft, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty if and when we would recognize any net revenues from our operations.

D. TREND INFORMATION

We have recently begun to engage in the general aviation industry and are focus primarily on the design and development of a light electric powered passenger aircraft. It is not possible for us to predict with any degree of accuracy the outcome of our research and development or our commercialization success. Our research and development expenditure is our primary expenditure. Increases or decreases in research and development expenditure are primarily attributable to the level and results of our design and development plans and activities relating to the aircraft, our assessment of commercial potential and the amount of expenditure on these activities. As we are still in the development stage and no revenue incurred in 2016 or expected to be generated in the foreseeable future we cannot analyses the trend if at all in the electric aviation industry.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any material off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations on December 31, 2016:

	Total	Less than I year	1-3 years	3-5 years	More than 5 years
	US$ in thousand
Office Lease obligations	33	-	33
Employees and institutions in respect of payroll	75	75
Related party	321	321
Accrued interest	35	35
Shareholders loan	2,965				2,965
Total	3,429	431	33	-	2,965

The foregoing table does not include our development/manufacturing agreements pursuant to which we are obligated to make various payments upon the achievement of agreed upon milestones. We are unable to currently estimate the actual amount or timing of these payments.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Until April 2, 2015, the Company’s board of directors was comprised of Yair Fudim, chairman, Mordechai (Moti) Menashe, Jonathan Regev, Alicia Rotbard and Gedaliah Shelef. In addition, Ofer Nave served as the Company’s chief financial officer. On April 2, 2015, upon the appointment of a Temporary Liquidator by the Court and in accordance with the Companies Ordinance, 5743-1983, the authority of the directors ceased and Ofer Nave ceased to serve as the Company’s chief financial officer. As such, as of May 14, 2015, Mordechai Shalev, Adv., the Temporary Liquidator, served as the Company’s sole officer and the Company had no appointed directors through February 2, 2016, when the sale of the Company to Aviv and Magic Stones, our shareholders, approved by the Court.

The following table sets forth the name, age and position of each of our executive officers and directors, as of the date of this report. Unless otherwise stated, the address for any of the individuals listed below is c/o Eviation Aircraft Ltd., 1 Ha’Ofe St., Kadima-Tzoran, Israel, 6092000.

Name	Age	Position
Aviv Tzidon	60	Chairman of the Board of Directors
Omer Bar-Yohay	38	Chief Executive Officer
Liza Ohayon	42	Chief Financial Officer
Dan Halutz (1)	69	Independent Director
Ilanit Zalmanovich	47	Director
Avi Toledano	56	Director
Abraham Nahmias	61	Director
Orit Stav (2)	45	External Director
Aviad Pundak Mintz (1)	52	External Director

(1)	Member of our Audit and our Compensation Committees.
(2)	Chairman of our Audit and our Compensation Committees.

Executive Officers

Omer Bar-Yohay was appointed as the Company's Chief Executive Officer on April 3, 2016. Mr. Bar-Yohay served in the Israel Defense Forces from 1997 to 2008, and departed from service with the rank of Major. From 2008 to 2015 Mr. Bar-Yohay served in the office of the Prime Minister of Israel in various managerial positions. Mr. Bar-Yohay holds a BA in History from the Hebrew University in Jerusalem.

Liza Ohayon was appointed as the Company's Chief Financial Officer on April 3, 2016. Ms. Ohayon joined Phinergy Ltd. in July 2015 and serves as its VP Finance and serves as our chief financial officer pursuant to the Administrative Services Agreement with Phinergy Ltd. Prior to joining Phinergy, between March 2010 and March 2015, Ms. Ohayon served in several positions in Telit Communications PLC, a global leader in Internet of Things (IoT) enablement, including Tax Director and Corporate Controller. Between April 2001 and September 2009 Ms. Ohayon worked in PriceWaterHouseCoopers Israel and New York and has vast experience in managing and leading assurance engagements with private and public companies from the technology and retail industries. She is also very experienced in supporting startups from inception to maturity. Ms. Ohayon holds a BA in Business Administration and Accounting awarded by the College of Management Academic Studies in Rishon LeZion, Israel and she is a Certified Public Accountant in Israel.

Directors

Aviv Tzidon was appointed as a director on February 2, 2016 and as the Company’s Chairman of the board of directors on April 3, 2016. Mr. Tzidon is the Founder and CEO of Phinergy Ltd., an Israeli private company which operates in the green energy industry and develops metal-air energy systems. Aviv is an accomplished entrepreneur who founded over ten high-tech companies, three of which were quoted on NASDAQ and another on the Frankfurt stock exchange. Aviv is a creative thinker who likes to think "out of the box".  He holds over fifteen granted patents, many of which have led to breakthrough innovations across various industry segments (positioning systems, network protocol, navigation accuracy, virtual studio). These innovations have been implemented into a wide range of products and applications, from air combat training for the military to 3D graphics for TV broadcasting.

Dan Halutz was appointed as a director in July 17, 2016. Mr. Halutz served as the Chief of Staff of the Israel Defense Forces and commander of the Israeli Air Force from April 2000 to February 2007. From 2008 to 2010, Mr. Halutz was the chairman of the board of Starling Advanced Communications Ltd., a private Israeli company specializing in satellite communications and served as the chief executive officer of Kamor Motors Ltd., an Israeli company traded on the Tel Aviv Stock Exchange, specializing in importing BMW products to Israel and Bulgaria. From 2013 to 2016, Mr. Halutz served as the Chairman of Jobookit Holdings Ltd., an Israeli company traded on the Tel Aviv Stock Exchange that specializes in on-line recruitment software. Mr. Haloutz is partnering a few private consulting companies and serves as a board member in two additional companies: Berman Bakery Ltd which is a private company and Intergama Holdings Ltd. a public company traded on the Tel-Aviv Stock Exchange. Mr. Halutz has a BA in economics and completed an Advanced Management Program course in Harvard University.

Ilanit Zalmanovich was appointed as a director in February 2, 2016. Since March 2016, Ms. Zalmanovich has been serving as General Legal Counsel of Waxman Govrin Geva Engineering Com, an Israel based company engaged in project management of civil engineering. Between 2014 and 2015, Ms. Zalmanovich was in private legal practice. Between May 2008 and December 2012, she was General Counsel to Redstone Real Estate Group out of Israel, a real estate investment fund. Prior thereto, from May 1995 to May 2005, she served as Legal Counsel to Shikun Ubinuei & Solel Boneh Group in Israel. Ms. Zalmanovich holds a LLB degree in Law from Tel Aviv University (1995) and M.B.A. from Ben Gurion University in Israel (2000).

Avi Toledano was appointed as a director on February 2, 2016. Mr. Toledano is currently focusing on investment related activities in real estate. Between November 2006 and March 2013 Mr. Toledano served as a director in Teva Naot. Prior to that, from January 1986 to December 2005, Mr. Toledano was a partner at Ernst and Young Israel – Kost Forer Gabbay & Kasierer, where he focused on mergers and acquisitions. Mr. Toledano holds a BA degree in Economics and Accounting from the College of Management Academic Studies and has been a Certified Public Accountant in Israel since 1988.

Abraham Nahmias was appointed as a director on February 2, 2016.   Mr. Abraham Nahmias is a senior partner in Nahmias Grinberg Shachar C.P.A. (Isr.) since January 1985. Mr. Nahmias possesses more than 20 years of experience as a director in several public companies in a broad range of fields. He currently serves as a director in Nano Dimension Ltd (since 2014), in Orad Ltd (since 2011), in Allium Medical Solutions Ltd (since 2014), and in Cellect Biomed Ltd (since 2014). Mr. Nahmias holds a BA degree in Economics and Accounting from Tel Aviv University and has been a Certified Public Accountant in Israel since January 1981.

Orit Stav was appointed as a director on February 2, 2016. Ms. Stav is an experienced investment manager with more than 15 years of experience in the Venture Capital & Private Equity industries, as well as in the technology sector.   Ms. Stav currently serves as a professional board member in an additional six public companies (I.B.I Investment House Ltd., Elbit Vision Systems Ltd., Aran Research & Development Ltd., Israel Canada Ltd., O.R.T Technologies Ltd. and Prior-Tech Ltd.). From January 2006 to March 2010, Ms. Stav represented Siemens Venture Capital (SVC) in Israel and was responsible for all Siemens investments in Israel. Prior to joining SVC, from January 1998 to May 2005 Ms. Stav was a partner at Platinum Neurone Ventures, an Israeli venture capital fund where she led investments from seed stage to successful exits and was responsible for two M&A transactions. She has gained experience working with entrepreneurs, represented the fund as a board member in portfolio companies and worked with leading international VCs. Ms. Stav holds a Master of Business Administration from Hertfordshire University, UK, and a Bachelor degree in Arts (Economics and Management) from Tel Aviv University.

Aviad Pundak-Mintz was appointed as a director on February 2, 2016. Mr. Pundak-Mintz serves as the Venture Partner and General Partner of Gemini Israel Funds. Mr. Pundak-Mintz joined Gemini Israel Funds in 1999 and specializes in the area of enterprise software and systems investments. He is employed at Pointer Telocation Ltd. He draws on his start-up, venture capital and scientific background to make seed investments at Gemini Fund. Mr. Pundak-Mintz was Venture Partner of Gemini Fund IV, Gemini Fund III and Gemini Fund V. Previously, Mr. Pundak-Mintz worked at Neurone Venture. He served as the Acting Chief Executive Officer of Sphera Corporation since 2003, where he streamlined the operations of Sphera, lead it to its highest revenues in a quarter and recruited a top class Chief Executive Officer as his replacement. Prior to becoming a venture capitalist, Mr. Pundak-Mintz held a number of positions in business development and marketing at Nexus Telecommunications. Mr. Pundak-Mintz’ team developed the first SDH system. He has been a Director of BlazeMeter LLC since July 2012. He has been a Director of CloudShare Ltd. and dbMotion Ltd. since June 28, 2005. He has been a Director of Metrolight Ltd. since August 16, 2007. He serves as a Director of SaaSPulse and IT Structures. Mr. Pundak-Mintz serves as a Member of the Advisory Board at Zlago, LLC. He serves as a Director of ebuzzing SARL and Teads (alternative name Wikio Group). Mr. Pundak-Mintz serves as Board Observer of OpTier, Inc. He served as a Director of Totango Ltd., TaKaDu Ltd., Traiana, Inc., ItemField, Inc., Neocleus, Inc., and Octavian, Inc. He served as a Director of Diligent Technologies Corporation since October 4, 2004. He served as a Director of Sphera Corporation since June 28, 2005. Mr. Pundak-Mintz served in the Israeli Navy as a project engineer for naval underwater systems. Mr. Pundak-Mintz is a frequent speaker in Israel and Europe on venture capital and high technology topics. He holds an M.B.A. degree from INSEAD and MSc in Vision-Computer Science at the Weizmann Institute. Mr. Pundak-Mintz holds a B.Sc. degree, with honors, in electrical engineering and a B.A. degree in mathematics, with distinction, from Ohio State University.

Arrangements for Election of Directors and Members of Management; Family Relationships

There are no arrangements or understandings with major shareholders, customers, suppliers or others related to the election of our board of directors or the appointment of members of our senior management. There are furthermore no family relationships among any directors or members of our senior management.

B. COMPENSATION

Compensation of Officers and Directors

The aggregate compensation, including non-cash share-based compensation (consisting of expenses related to option grants), for the year ended December 31, 2016 paid to all nine persons who served as directors and/or executive officers during that year, was approximately $ 252 thousand. The amount includes approximately $230 thousand of gross compensation with respect to our chief executive officer, excluding business travel, professional and business association dues and expenses reimbursements, and other expenses commonly reimbursed by companies in Israel.

In addition, during 2016 we granted to our officers and directors an aggregate amount of 262,500 options at an exercise price of US$ 1.00.  All of such options will expire within ten (10) years from the date of grant.

Our compensation for our chief executive officer is paid pursuant to an employment agreement and is based, in part, on his contribution to our management, operations and our success. In 2016, we paid our Chief Executive Officer (Mr. Omer Bar Yohay) approximately $230 thousand. Our Chief Financial Officer (Ms. Liza Ohayon) is employed by Phinergy Ltd. and serves as our chief financial officer pursuant to an Administrative Services Agreement with Phinergy Ltd. We do not directly compensate our chief financial officer for services rendered; our Subsidiary pays to Phinergy a monthly fee, calculated on the basis of the actual cost to Phinergy, of providing the contracted for services, including those of our chief financial officer, derived as a percentage of the global costs paid for Phinergy for receiving such services for itself and our Subsidiary together.

Employment and Consulting Agreements with Executive Officers

We have entered into written employment agreement with our chief executive officer. This agreement contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and in the United States is subject to limitations. The employment agreement of the executive officer is terminable at will, upon 90 days written notice, by either side to the agreement.

Companies Law requirements

Pursuant to the Companies Law, the compensation (including insurance, indemnification and exculpation) of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then the approval of the company’s shareholders requires that either:

●	a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter and who are present and voting at the meeting, are voted in favor of approving the compensation package, excluding abstentions; or

●	the total number of shares voted by non-controlling shareholders and shareholders who do not have a personal interest in such matter that are voted against the compensation package does not exceed 2% of the aggregate voting rights in the company.

The compensation (including insurance, indemnification and exculpation) of a public company’s office holders (other than directors as described above, and the chief executive officer as described below) is, subject to certain exceptions, to be approved first by the compensation committee; second by the company’s board of directors; and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders provided that either:

●	a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter and who are present and voting at the meeting are voted in favor of approving the compensation package, excluding abstentions; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Under the Companies Law, if the shareholders of the company do not approve the compensation arrangement with an office holder who is not a director, including the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions. Under certain circumstances, the compensation committee and board of directors may waive the shareholder approval requirement in respect of the compensation arrangements with a candidate for chief executive officer if they determine that the compensation arrangements are consistent with the company’s stated compensation policy.

In the event that an existing compensation arrangement with an office holder who is not a director, including the chief executive officer, is amended, only the approval of the compensation committee is required, so long as the compensation committee determines that the amendment is not material in relation to the existing compensation arrangement. With regards to an office holder who is neither a director nor the chief executive officer, an existing compensation arrangement may be amended with the approval of the chief executive officer, so long as the amendment is not material and is consistent with the company’s stated compensation policy and that such approval method is provided for in the company’s stated compensation policy.

Director Compensation

Our directors are entitled to cash compensation and equity compensation as follows:

Cash Compensation to Directors

The independent director and the external directors are entitled to compensation as provided in regulations adopted under the Companies Law. Other directors are not entitled to any cash compensation.

Cash Compensation to Chairman of the Board

The chairman of the board is not entitled to any cash compensation.

Option Plan

On July 17, 2016, the board of directors approved the adoption of the "2016 Equity Incentive Plan" ("ESOP") and approved to reserve 1,000,000 ordinary shares (no par value) for issuance to employees, officers, directors, consultants and certain other service providers of the Company and the Company's affiliates. The ESOP is intended to benefit us by enhancing our ability to attract and retain qualified individuals and increasing their ownership interests in us. The following is a summary of the material terms of the ESOP.

In general, when a grantee’s employment or service with us terminates, his or her equity awards will no longer continue to vest following termination, and the holder may exercise any vested equity awards for a period of 90 days following termination without cause. If a grantee’s employment with us terminates due to disability or if the termination of employment results from his or her death, then the grantee or his or her estate (as applicable) generally has 12 months to exercise the equity award; however, the equity award may not be exercised after its scheduled expiration date. If termination of employment results from the dismissal of the grantee for cause, his or her outstanding equity awards will expire upon termination.

Under certain circumstances, ordinary shares underlying equity awards previously granted under the ESOP may again become available for grant. Such circumstances include if an equity award should expire or become unexercisable without having been exercised in full.

The exercise prices, if applicable, is determined by the compensation committee and specified in each award agreement. In general, the exercise price for options is the fair market value of our shares on the date of grant as determined in good faith by our board of directors.

We have elected to issue our options, restricted share units and shares granted or issued to most of our Israeli participants in the ESOP under Section 102(b)(3) of the Israeli Income Tax Ordinance, which is the capital gains track. Options, restricted share units and shares granted or issued in accordance with the capital gains track under the ESOP are granted or issued to a trustee and are held by the trustee for two years from the date of grant or issuance. Under the capital gains track, we are not allowed an Israeli tax deduction for the grant or issuance of the options, restricted share units or shares.

Our Board administers the ESOP. The Board determines the eligible individuals who receive equity awards under the ESOP, the number of ordinary shares covered by those equity awards, the terms under which such equity awards may be exercised and the other terms and conditions of the equity awards, all in accordance with the provisions of the ESOP.

Participants in the ESOP may not transfer their equity awards, except in the event of death.

In the case of certain changes in our share capital structure, such as a consolidation or share split or share dividend, appropriate adjustments will be made to the numbers of shares subject to equity awards and exercise prices, if applicable.

Our compensation committee and/or board of directors may at any time amend or terminate the ESOP; however, any amendment or termination may not adversely affect any options or shares granted under the ESOP prior to such action. The ESOP provides that if the board of directors desires, it can, with the consent of the award holder, cancel an outstanding award or amend an outstanding award, including, if applicable, the exercise price. For amendments affecting our directors and officers, compensation committee and/or shareholder approval may also be necessary. See “Item 6.C. — Board Practices — Fiduciary duties and approval of specified related party transactions under Israeli law.”

Equity Compensation

In October 15, 2016, the Company granted options to purchase 37,500 ordinary shares of the Company to each of the Company's directors at an exercise price of $1.00 per share. The options are scheduled to vest in four annual installments from July 17, 2017, the vesting commencement date, as follows: 10,000 options on each of the first, second and third anniversaries of the vesting commencement date and 7,500 on the fourth anniversary of the vesting commencement date, subject to option holder’s continuing to be a director of the Company or any affiliate thereof through such dates. Notwithstanding the above, the vesting of the options may accelerate so that all shares subject to the option will be fully vested and exercisable immediately prior to the occurrence of any of the following corporate transaction: (i) a merger, acquisition, reorganization or consolidation in which the Company is not the surviving entity; (ii) the sale, transfer, exchange or other disposition of all or substantially all of the shares or assets of the Company.

C. BOARD PRACTICES

Appointment and Terms of Office

Under the Companies Law and our articles of association, the supervision of the management of our business is vested in our board of directors. There must be at least 2 and not more than 11 directors on the board of the Company including at least two external directors and one independent director. Any single shareholder of the Company holding at least twenty five percent (25%) of the issued shares of the Company may appoint, dismiss and replace two directors. The Board may appoint one independent director, and other directors, so long as the aggregate number of directors serving is less than the maximum amount. The provisions regarding the appointment of external directors are governed by the Companies Law. Directors serve until the next Annual General Meeting, unless their offices are vacated earlier under any relevant provision of our Articles of Association.

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

On April 3, 2016 the board of directors established an audit committee comprising Ms. Orit Stav as the chairperson of the committee and Ms. Ilanit Zalmanovich and Mr. Aviad Pundak-Mintz.

On July 17, 2016, the board of directors appointed Mr. Dan Halutz to serve on the audit committee; Ilanit Zalmanovich resigned from the audit committee.

Compensation Committee

On April 3, 2016, the board of directors established a compensation committee comprising Ms. Orit Stav as the chairperson of the committee and, Ms. Ilanit Zalmanovich and Mr. Aviad Pundak-Mintz as members of the committee. On July 17, 2016, the board of directors appointed Mr. Dan Halutz as a member to the compensation committee and Ilanit Zalmanovich resigned from the committee.

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

D. EMPLOYEES

As of December 31, 2016, the Company had six employees, all of which were employed by our Subsidiary.

While none of our employees is party to any collective bargaining agreements, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of the Economy and Industry. These provisions primarily concern pension fund benefits for all employees, insurance for work-related accidents, recuperation pay and travel expenses.

None of our employees are represented by a labor union or covered under a collective bargaining agreement. We have never experienced any employment-related work stoppages and believe our relationships with our employees are good.

E. SHARE OWNERSHIP

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

Unless otherwise noted below, each shareholder’s address is c/o Eviation Aircraft Ltd., 1 Ha’Ofe St., Kadima-Tzoran, Israel, 6092000.

Name	Number of Ordinary Shares Beneficially owned		Percentage of Outstanding Ordinary Shares
Aviv Tzidon, Chairman of the Board	4,120,875	(1)	41.21%
Omer Bar-Yohay, Chief Executive Officer	999,000	(2)	9.99%
Liza Ohayon, Chief Financial Officer	-		-
Dan Halutz, Independent Director	-	(1)	-
Ilanit Zalmanovich, Director	-	(1)	-
Avi Toledano, Director	-	(1)	-
Abraham Nahmias, Director	-	(1)	-
Orit Stav, External Director	-	(1)	-
Aviad Pundak Mintz, External Director	-	(1)	-
Directors and Officers as a Group ( 9 persons)	5,119,875		51.2%

1.	Does not include options granted on October 15, 2016 to purchase up to 37,500 ordinary shares at a per share exercise price of $1.00 which is to vest as follows: options for 10,000 shares is to vest on each of July 17, 2017, 2018 and 2019 and options for 7,500 shares are to vest on July 17, 2020.

2.	On May 22, 2016, Mr. Yohai and each of Aviv and Magic Stones entered into an agreement pursuant to which each of Aviv and Magic Stones transferred to Mr. Yohai 499,500 shares, or a total of 999,000 shares.

ITEM 7.	MAJOR SHAREHOLDERS AND INTERESTED PARTY TRANSACTIONS

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

Name	Number of Ordinary Shares Beneficially owned	Percentage of Outstanding Ordinary Shares
Aviv Tzidon, Chairman of the Board (2)	4,120,875	41.21%
Magic Stones Gemstone Import and Marketing Ltd.	4,120,875	41.21%
Omer Bar-Yohay (CEO) (1)	999,000	9.99%
Dekel Tzidon(1)	749,250	7.49%

1.	On May 22, Mr. Bar Yohai purchased 10% of the shares held by Aviv and Magic Stones (5% from each). In addition, Mr. Dekel Tzidon (a brother of Aviv and a director in the Subsidiary) purchased 7.5% of the shares held by Aviv and Magic Stones (3.75% from each).

2

Does not include options granted on October 15, 2016 to purchase up to 37,500 ordinary shares at a per share exercise price of $1.00 which is to vest as follows: options for 10,000 shares is to vest on each of July 17, 2017, 2018 and 2019 and options for 7,500 shares are to vest on July 17, 2020.

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

Grant of Options. In October 15, 2016, the Company granted options to purchase 37,500 ordinary shares of the Company to each of Aviv Tzidon, Abraham Nahmias, Avi Toledano, Aviad Pundak Mintz, Orit Stav, Ilanit Zalmanovich and Dan Halutz, at an exercise price for each of such share of $1.00. The options shall vest in four annual installments as follows: 10,000 options on each of the first, second and third anniversaries of July 17, 2016, the vesting commencement date, and 7,500 on the fourth anniversary of the vesting commencement date, so that four (4) years following the vesting commencement date, all options will be fully vested and exercisable, subject to option holder’s continuing to be a director of the Company or any affiliate thereof through such dates. Notwithstanding the above, the vesting of the options may accelerate so that all shares subject to the option will be fully vested and exercisable immediately prior to the occurrence of a corporate transaction (as such term is defined in the Company’s Option Plan).

Loan and Security Agreement for the Company. The Company entered into a Loan and Security Agreement, dated July 17, 2016 with each of Aviv and Magic Stones, our shareholders, pursuant to which these shareholders loaned a total of $500,000 to the Company for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. As security for such loan, the Company granted to these shareholders a specific lien and security interest on all of the shares of its Subsidiary. The loan may be repaid by the Company at any time in minimum increments of $50,000. The proceeds of the loan are to be used for funding the on-going operations of the Company.

Loan and Security Agreement for our Subsidiary. our Subsidiary entered into a Loan and Security Agreement, dated July 17, 2016, with each of Aviv and Magic Stones, our shareholders, pursuant to which these shareholders granted a credit line to our Subsidiary of up to a total of $4,500,000 for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. Draws on such credit line may be made in increments of not less than $50,000, and outstanding amounts on the credit line may be repaid in increments of not less than $50,000. Accrued interest is payable annually. As security for amounts owing under the credit line, our Subsidiary granted to the lending shareholders a floating lien and charge on all of its assets, and a specific charge on all of the intellectual property rights owned by Subsidiary at any time. An event of default on any one of the loan made to the Company and the credit line granted to the Subsidiary triggers an event of default under the other of such loan and credit line. As of December 31,2016, the Subsidiary has drawn down on approximately $2.5 million under the facility.

Our Subsidiary and each of Aviv and Magic Stones, our shareholders, each holding 41.21% of our outstanding ordinary shares, entered into an Assignment and Assumption Agreement, dated July 17, 2016, pursuant to which the Subsidiary acquired from these shareholders their respective rights in all of the License and Service Agreement with McGinnis, the Administrative Services Agreement with Phinergy, and the Laminar MOU, all of which are described in the Material Agreements Section above. The rights transferred under the Assignment and Assumption Agreement were valued at $1.4 million and includes certain expenses and partial payments made in respect of the Material Agreements.

Eye Point Patent – In July 2016, our Subsidiary acquired from Eye Point Ltd. A company owned by one of the Company's shareholders, Mr. Dekel Tzidon, all rigths under US patent No.8,314,928 (the "Eye Point Patent") for a total amount of $38 thousand. The Eyepoint Patent will expire on November 12,2026. This patent allowed us to develop conceptual design of an auto-landing system.

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

A. Offer and Listing Details

Share Price History

According to the website of the OTC Pink, the Company’s ordinary shares have not traded since February 22, 2016. In light of the lack of trading and the effect of the 30,465 for 1 reverse split effected on February 25, 2016, the Company does not believe that the listed share price $30.465 per share and the high and low of $30.005 per share on the OTC Pink website reflect a reasonable trading price of the Company’s ordinary shares. Additionally, given the change in business focus of the Company in 2016 and the discontinuation of the Company’s legacy business in 2016, we do not believe that providing the high and low closing market prices for the ordinary shares during the preceding five years, is useful.

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

B.  Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares were traded on the Nasdaq Capital Market until February, 2003 under the ticker symbol BVRSF. Our ordinary shares were then delisted from the Nasdaq Capital Market after we failed to comply with its required listing standards. Our ordinary shares traded on the Over-the-Counter Bulletin Board under the symbol “BVRSF.OB” from February, 2003 until March 2010. Following the Elbit Transaction and our name change to R.V.B. Holdings Ltd, we changed our ticker symbol and on March 2, 2010 our ordinary shares began trading on the Over-the-Counter Bulletin Board under the symbol “RVBHF”. From May 1, 2014-March 1, 2017, our ordinary shares have been quoted on OTC Pink. Since March 2, 2017, our ordinary shares have been quoted on OTC Pink under the symbol “EVTNF”.

D.  Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Objects and Purposes

We are a public company registered under the Companies Law as Eviation Aircraft Ltd., formerly, R.V.B. Holdings Ltd (formerly B.V.R. Systems (1998) Ltd.), registration number 52-004362-1. Pursuant to Article 4.2 of our Articles of Association, our objective is any purpose stated in the Company’s memorandum of association and to engage in any lawful activity.

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

Under the Companies Law, an annual meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual meeting. The quorum required under our articles of association for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding in the aggregate at least 25% of the voting power. According to our articles of association a meeting adjourned for lack of a quorum generally is adjourned to the following day, at the same time and place or any time and place as the board of directors designates in a notice to the shareholders. At the adjourned meeting, if a legal quorum is not present after 30 minutes from the time specified for the commencement of the adjourned meeting, then the meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholder's present in person or by proxy.

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

Tax Law. Israeli tax law treats some acquisitions, such as a stock-for-stock swap between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation, unless a specific tax ruling is obtained from the Israeli Tax Authority prior to the transaction. Please see "Item 10.E Taxation — Israeli Taxation."

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

C. MATERIAL CONTRACTS

Other than as described in other parts of this annual report, we have no other material contracts to which we were party during the last completed fiscal year.

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

Real Capital Gain generated by a company is generally subject to tax at the corporate tax rate (25% in 2016). The Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s “means of control” (including, among others, the right to company profits, voting rights, the right to the company’s liquidation proceeds and the right to appoint a company director) at the time of sale or at any time during the preceding 12 month period)), such gain will be taxed at the rate of 30%. In addition, there is a 2% excess tax for individuals whose taxable income in Israel exceeds 810,720 NIS in 2016 or 3% excess tax for individuals with taxable income in Israel exceeding 640,000 NIS in 2017).

Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (and not capital gains) – 25% for corporations in 2016 (24% in 2017 or 23% in 2018) and a marginal tax rate of up to 50% for individuals in 2016 (including a 2% excess tax for individuals whose taxable income in Israel exceeds 810,720 NIS in 2016 or 3% excess tax for individuals with taxable income in Israel exceeding 640,000 NIS in 2017).

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

Taxation of Dividends

As of January 1, 2012, a distribution of dividends from income derived during any period for which the Israeli company is not entitled to reduced tax rates applicable to an Approved Enterprise/Benefited Enterprise/ Preferred Enterprise under the Law for the Encouragement of Capital Investments-1959, to an Israeli resident individual, will generally be subject to tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a “Controlling Shareholder” (as defined above) at the time of distribution or at any time during the preceding 12 month period. In addition, there is a 2% excess tax for individuals whose taxable income in Israel exceeds 810,720 NIS in 2016 or 3% excess tax for individuals with taxable income in Israel exceeding 640,000 NIS in 2017. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from tax in Israel provided that the income from which such dividend was distributed was derived or accrued within Israel.

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

Our company is obligated to withhold tax, upon the distribution of a dividend at the regular rate but it may in the future qualify for lower rates to be attributed as a Preferred Enterprise.

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

Subject to the discussion below under “United States Information Reporting and Backup Withholding,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of our ordinary shares unless:

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

Passive Foreign Investment Companies

In general, a foreign (i.e., non-U.S.) corporation will be a PFIC for any taxable year in which, after applying the relevant look-through rules with respect to the income and assets of its subsidiaries, either (1) 75% or more of its gross income in the taxable year is “passive income,” or (2) assets held for the production of, or that produce, passive income comprise 50% or more of the average of its total asset value in the taxable year. For purpose of the income test, passive income includes dividends, interest, royalties, rents, annuities and net gains from the disposition of assets, which produce passive income. For purposes of the assets test, assets held for the production of passive income includes assets held for the production of, or that produce dividends, interest, royalties, rents, annuities, and other income included in the income test. In determining whether we meet the assets test, cash is considered a passive asset and the total value of our assets generally will be treated as equal to the sum of the aggregate fair market value of our outstanding shares plus our liabilities. If we own at least 25% (by value) of the shares of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. The income test is conducted at the taxable year-end. The asset test is conducted on a quarterly basis and the quarterly results are then averaged together.

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

United States Information Reporting and Backup Withholding

In general, U.S. holders may be subject to certain information reporting requirements under the Code relating to their purchase and/or ownership of shares of a foreign corporation such as the Company. Failure to comply with these information reporting requirements may result in substantial penalties.

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

F. DIVIDENDS AND PAYING AGENTS

– Not applicable

G. STATEMENT BY EXPERTS

– Not applicable

H. DOCUMENTS ON DISPLAY

All documents referenced herein concerning us are archived at our principal offices located at: 1 Ha’Ofe St., Kadima-Tzoran, Israel, 6092000.

I. SUBSIDIARY INFORMATION

– Not applicable

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, equity prices and foreign currency exchange rates.

Interest Rate Risk

Our cash and cash equivalents consist of cash in bank accounts. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. We do not enter into investments for trading or speculative purposes. The shareholders loan is subject to interest of the lower of 3.2% per annum or the minimum rate required by the Israeli tax law (In 2016 2.56%). Due to the initial measurement of the shareholders loan at fair value with an implied annual interest of 34%, a hypothetical 100 basis point change in interest rates would not have a material effect on the fair value of the shareholders loan or cash balances for the periods presented.

Equity Price Risk

As of December 31, 2016, we did not have any marketable securities that were recorded at fair value. Hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

We are exposed to financial market risk associated with changes in foreign currency exchange rates.

As of December 31, 2016, we had approximately $370 thousand of cash and restricted cash in New Israeli Shekel (NIS) and approximately $250 thousand of cash in Euro currency.

For the year ended December 31, 2016, the majority of our operating expenses other than payroll were denominated in U.S. dollars. We therefore have not had material foreign currency risk associated with cost-based activities other than payroll. Therefore, our results of operations are minimally subject to fluctuations from changes in foreign currency rates. We believe the exposure to foreign currency fluctuation from operating expenses is immaterial at this time as the related costs do not constitute a significant portion of our total expenses. As we grow operations, our exposure to foreign currency risk will likely become more significant. For the years ended December 31, 2015 and 2016, we did not enter into any foreign currency exchange contracts. For our non-U.S dollar expenses a hypothetical 10% weakening in the value of the U.S. Dollar relative to the NIS would have resulted in an increase in operating expenses of approximately $75 thousand for the year ended December 31, 2016.

ITEM 12.	Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions to be made regarding required disclosure. Our management has evaluated the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) of the Exchange Act) as of December 31, 2016. Based on such review, our management concluded that our disclosure controls and procedures were not effective as of December 31, 2016.

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

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. The framework used by management in making that assessment was the criteria set forth in the document entitled “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 Framework). Based on that assessment, our management has determined and concluded that, as of December 31, 2016, the Company did not make a significant progress in the documentation of its internal control, hence, the Company’s internal controls over financial reporting were not effective.

Our management, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the COSO 2013 Framework. Based on the results of this evaluation, management concluded that as at December 31, 2016 our internal control over financial reporting was not effective due to the material weakness in internal controls described below.

As of the date of this Annual Report we have not made significant progress with the design, implementation and documentation of controls over period end financial disclosure and reporting processes, and we have determined this to be a material weakness.

We are in the process of remediating the identified material weakness and we will continue to monitor and evaluate the effectiveness of our disclosure controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to take further action and implement additional enhancements or improvements, as necessary.

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

Changes in Internal Control over Financial Reporting

Since there was no maintenance of internal controls as of December 31, 2015 we are in the process of implementing applicable controls over financial reporting and processes applicable to business in our stage which we commenced immediately with the start of the activity after the purchase of the Company from the Temporary Liquidator in February 2016. Accordingly, during the period covered by this annual report, changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act), have occurred as we continue to implement the abovementioned improvements to our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Ms. Orit Stav qualifies as an audit committee financial expert, as defined by the rules of the SEC, and has the requisite financial experience required by NASDAQ rules, the listing standards of The NASDAQ Stock Market, as if we were listed thereon (which we are not). In addition, Ms. Orit Stav is independent, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.	Code of Ethics

On May 15, 2017, our Company has adopted a code of ethics, which applies to all employees, officers and directors, including our principal executive officer or CEO and our principal financial officer or CFO or other persons performing similar functions. Copies of our code of ethics are available free of charge at our executive offices upon request.

ITEM 16C.	Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Somekh Chaikin., an independent registered accounting firm and a member firm of KPMG International (“Somekh Chaikin”) for the audit of the Company’s consolidated annual financial statements for the year ended December 31, 2016 and 2015 and for other services rendered as well as for tax return preparation.  As further discussed below in Item 16F, the Board selected Somekh Chaikin as its independent auditor starting for the year ending December 31, 2015. In 2016 and 2015, no audit related fees were charged other than stated below by Somekh Chaikin to the Company.

	2016	2015
	(In thousand)
Audit Fees (1)	$30	$22
Tax Fees (2)	$5	$5

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.
(2)	Tax fees are the aggregate fees for services rendered by our auditors related to tax compliance in connection with the preparation of tax returns.

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

Purchases of Equity Securities by the Issuer

None.

Purchases of Equity Securities by an Affiliated Purchaser

No purchases of our equity securities were made in 2016 by an affiliated purchaser.

Item 16F.	Change in Registrant’s Certifying Accountant

For details related to change in our certifying accountant see Item 16F in our annual report on Form 20-F for the year ended December 31, 2015.

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

See Pages F-1 through F-26 of this Annual Report.

ITEM 19.	Exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association of Registrant (incorporated by reference to Exhibit 1.1 to the Registrant's report on Form 20-F, filed on September 7, 2011).
1.2	Articles of Association (incorporated by reference to the report on Form 6-K filed on August 19, 2016).
1.3	Certificate of Name Change dated February 14, 2017.
10.1	License and Service Agreement, dated September 1, 2015, by our Shareholder Aviv, on behalf of the Subsidiary, with Mr. John McGinnis, on behalf of himself and on behalf of his companies, Synergy Aircraft LLC, and MC Squared Design USA.
10.2	Memorandum of Understanding, dated February 5, 2016, by the Subsidiary and Laminar Research LLC.
10.3	Administrative Services Agreement, dated November 30, 2016, by Aviv and Mr. Michael Ilan (beneficial owner of Magic Stones), on behalf of the Subsidiary, with Phinergy Ltd., a company controlled by Aviv and Mr. Ilan.
10.4	Patent Purchase Agreement, dated July 2016, between the Subsidiary and Eye Point Ltd., a company owned by Mr. Dekel Tzidon.
10.5	Loan and Security Agreement, dated July 17, 2016, between the Company, and Aviv Tzidon and Magic Stones.
10.6	Loan and Security Agreement, dated July 17, 2016, between the Subsidiary, and Aviv Tzidon and Magic Stones.
10.7	Assignment and Assumption Agreement, dated July 17, 2016, between the Subsidiary, and Aviv Tzidon and Magic Stones.
10.8	Service Agreement, dated July 17, 2016, between the Company and the Subsidiary, for the purpose of providing CEO services by the Subsidiary to the Company.
10.9	Employment Agreement between the Company and Omer Bar-Yohay, dated July 1, 2016.
10.10	Form of Amended Indemnification Agreement for Directors & Officers (incorporated by reference to the report on Form 6-K filed on August 19, 2016).
10.11	Company’s 2016 Equity Incentive Plan.
12.1	Certification of principal executive officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
12.2	Certification required of principal financial officer by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith);
13.1	Certification of principal executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
13.2	Certification of principal financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith);
15.1	Consent from Brightman Almagor Zohar & Co.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EVIATION AIRCRAFT LTD.

By:	/s/ Omer Bar-Yohay
Name:	Omer Bar-Yohay
Title:	Chief Executive Officer

By:	/s/ Liza Ohayon
Name:	Liza Ohayon
Title:	Chief Financial Officer

Date:  May 16, 2017

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of directors and Shareholders of

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

We have audited the accompanying consolidated statements of financial position of EVIATION AIRCRAFT Ltd. (Formerly R.V.B Holdings Ltd). and its subsidiary (hereafter - "the Group") as of December 31, 2016 and 2015 and the related consolidated statements of comprehensive income, changes in equity (deficit) and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants (Isr.)

Member Firm of KPMG International

Tel Aviv, May 15, 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Eviation Aircraft Ltd (formerly R.V.B. Holdings Ltd)

We have audited the accompanying consolidated statements of comprehensive income, changes in equity and cash flows for the year ended December 31, 2014 of Eviation Aircraft Ltd (formerly R.V.B. Holdings Ltd.) and its subsidiary (hereafter - "the Group"). These consolidated financial statements are the responsibility of the Group's management and Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal ·control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations, changes in equity and cash flows of the Group for the year ended December 31, 2014; in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

/s/ Brightman Almagor Zohar & Co.

Brightman Almagor Zohar & Co.

Certified Public Accountants (lsr.)

A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

March 5, 2015

Tel Aviv - Main Office

1 Azrieli Center Tel Aviv, 6701101 P.O.B. 16593

Tel Aviv, 6116402 | Tel: +972 (3) 608 5555 | Fax: +972 (3) 609 4022 | info@deloitte.co.il

Jerusalem	Haifa	Beer Sheva	Eilat	Deloitte	Deloitte Analytics	Seker - Deloitte
3 Kiryat Ha’Mada	5 Ma’aleh Hashichrur	12 Alumot	The City Center	3 Azrieli Center	7 Hasivim	7 Giborey Israel St.
Har Hotzvim Tower	P.O B. 5648	Omer Industrial Park	P.O.B. 583	Tel Aviv, 6701101	P.O.B. 7796	P.O.B, 8458
Jerusalem, 9777603	Haifa, 3105502	P.O.B. 1369	Eilat, 8810402		Petah Tikva, 4959368	Netanya, 4250407
P.O.B. 45396		Omer, 8496500
Jerusalem, 9145101

Tel: +972 (2) 501 8888	Tel: +972 (4) 860 7333	Tel: +972 (8) 690 9500	Tel: +972 (8) 637 5676	Tel: +972 (3) 607 0500	Tel: +972 (77) 8322221	Tel: +972 (9) 892 2444
Fax +972 (2) 537 4173	Fax: +972 (4) 867 2528	Fax: +972 (8) 690 9600	Fax: +972 (8) 637 1628	Fax: +972 (3) 607 0501	Fax: +972 (3) 9190372	Fax: +972 (9) 892 2440
info-jer@deloitte.co.il	info-haifa@deloitte.co.il	info-beersheva@deloitte.co.il	info-eilat@deloitte.co.il	info@deloitte.co.il	info@deloitte.co.il	info@deloitte.co.il

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2016	2015
	Note	$ in thousand
Assets

Current assets
Cash and cash equivalents		858	-
Restricted cash		-	19
Accounts receivable	5	35	1
Total current assets		893	20

Non-current assets
Property and equipment, net	6	305	-
Long-term restricted bank deposits		59	-
Total non-current assets		364	-

Total assets		1,257	20

Liabilities and equity

Current liabilities
Related party	7	321	772
Trade payables		23	43
Accounts payable and accruals	8	133	-
Liabilities of a subsidiary held for sale	9	-	159
Total current liabilities		477	974

Non - Current liabilities
Shareholders loans	10	617	-
Total non-current liabilities		617	-
Equity	14

Non-controlling interests		-	173

Share capital		63,597	63,597
Capital reserves		3,064	86
Accumulated losses		(66,498)	(64,810)
Equity (deficit) attributable to owners of the Company		163	(1,127)

Total Equity (deficit)		163	(954)

Total liabilities and equity		1,257	20

Aviv Tzidon Chairman of the Board	Omer Bar Yohay Chief Executive Officer	Liza Ohayon Chief Financial Officer

Approval date of the financial statements: May 15, 2017.

The accompanying notes are an integral part of the consolidated financial statements.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended December 31,
		2016	2015	2014
	Note	$ in thousand

Research and development expenses	16	1,829	-	-
Marketing, administrative and general expenses	17	341	-	-
Total expenses		2,170	-	-

Operating loss		2,170	-	-

Financing expenses		93	-	-
Financing income		(22)	-	-
Financing expenses, net	18	71	-	-

Loss before taxes on income		2,241	-	-

Taxes on income		(553)	-	-
Loss from continuing operations		1,688	-	-

Loss from discontinued operation	4	-	226	1,596
Loss for the year		1,688	226	1,596

Attributable to:
Owners of the Company		1,688	201	1,316
Non-controlling interests		-	25	280

Loss for the year		1,688	226	1,596

Continued operations (in $)
Basic and diluted loss per share	15	0.20	-	-

Discontinued operation (in $)
Basic and diluted loss per share	15	-	26.43	173.04

The accompanying notes are an integral part of the consolidated financial statements.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	For the year ended December 31, 2016
	Share capital	Capital reserves	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2016	63,597	86	(64,810)	(1,127)	173	(954)

Changes during the year
Capital contribution by shareholders*	-	1,127	-	1,127	(173)	954
Share based payment	-	9	-	9	-	9
Shareholders transaction reserve, net of tax	-	1,842	-	1,842	-	1,842
Comprehensive loss for the year	-	-	(1,688)	(1,688)	-	(1,688)

Balance as of December 31, 2016	63,597	3,064	(66,498)	163	-	163

*See note 4.

The accompanying notes are an integral part of the consolidated financial statements.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	For the year ended December 31, 2015
	Share capital	Capital reserves	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2015	63,597	86	(64,609)	(926)	198	(728)

Comprehensive loss for the year	-	-	(201)	(201)	(25)	(226)

Balance as of December 31, 2015	63,597	86	(64,810)	(1,127)	173	(954)

The accompanying notes are an integral part of the consolidated financial statements.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	For the year ended December 31, 2014
	Share capital	Capital reserves	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2014	63,546	76	(63,293)	329	529	858

Changes during the year

Share-based payment	-	10	-	10	-	10
Change in non-controlling interests in respect of change in holding in a subsidiary	51	-	-	51	(51)	-
Comprehensive loss for the year	-	-	(1,316)	(1,316)	(280)	(1,596)

Balance as of December 31, 2014	63,597	86	(64,609)	(926)	198	(728)

The accompanying notes are an integral part of the consolidated financial statements.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended on December 31,
		2016	2015	2014
	Note	$ in thousand
Cash flows from operating activity
Loss for the year		(1,688)	-	-
Adjustments for:
Income tax		(553)
Depreciation and amortization		31	-	-
Financial expense, net		69	-	-
Share-based payments		9	-	-
		(444)	-	-

Increase in accounts receivable		(35)	-	-
Increase in trade payables		23	-	-
Increase in accounts payable and accruals		98	-	-
Increase in related parties balance		321	-	-
		407	-	-
Net cash used in operating activity		(1,725)	-	-

Cash flows from investment activity
Increase in restricted bank deposit		(59)	-	-
Investment in fixed assets		(336)	-	-
Net cash used in investment activity		(395)	-	-

Cash flows from financing activity
Proceeds from shareholders' loans		2,965	-	-
Net cash provided by financing activity		2,965	-	-

Cash flows above include cash flows in respect of discontinued operation as follows:	4
Net cash used operating activity (*)		-	(116)	(616)
Net cash provided by investment activity		-	104	238
Net cash provided by financing activity		-	-	288
Net cash flows used in discontinued operation		-	(12)	(90)

Exchange differences on balances of cash and cash equivalents		13	-	-
Increase/(decrease) in cash and cash equivalents		858	(12)	(90)
Balance of cash and cash equivalents at the start of the year		-	12	102
Balance of cash and cash equivalents at end of the year		858	-	12
(*) Including cash interest receipts in the amount of		-	-	2

Non-cash transaction: Contribution by shareholders - See note 4.

The accompanying notes are an integral part of the consolidated financial statements

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

EVIATION AIRCRAFT Ltd. (formerly R.V.B. Holdings Ltd.) (the "Company") was incorporated under the laws of the State of Israel. The name change was in effect at March 2, 2017. The address of the Company’s registered office is 1 Ha’Ofe St., Kadima-Tzoran, Israel, 6092000.

The Company’s ordinary shares are traded in the United States on the OTC Market, Pink tier, under the symbol EVTNF (formerly RVBHF). See note 4 relating to creditors arrangement and discontinued operation in February 2016.

On May 15, 2016, the Company established a new, wholly-owned Israeli subsidiary company under the name “EViation Tech Ltd.” (“the Subsidiary”) for the purpose of developing and commercializing electric propulsion aviation, the Company's new business focus (the “Aviation Business”).

As of December 31, 2016, the Company had cash and cash equivalent balance of $ 858 thousand and equity attributable to the owners of the Company of $163 thousand. On July 17, 2016, the Company and its Subsidiary ("the Group") entered into a loan and security agreements with certain shareholders for a total of $5 million. As of the date of this financial statements, the Group received $2.9 million of the loans and the Group have under these agreements additional $2.1 million in unutilized credit availability. The Company's management believes that its available cash resources, including the shareholder credit facilities and the newly approved program from the OCS toward the design and development of the aircraft (see note 13(a)(2)), are sufficient to meet its operating requirements in the new business focus in the foreseeable future. Management has the ability to reduce its expenses if needed, so it can continue to meet its liabilities in the foreseeable future.

NOTE 2 - BASIS OF PREPERATION

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

b.	Functional and presentation currency:

(1)	Functional currency and operating currency

The currency of the main economic environment in which the Group operates is the US dollar (hereinafter - "the functional currency").

(2)	Translation of transactions that are not in the functional currency

In the preparation of the financial statements, transactions carried out in currencies other than the Company's functional currency (hereinafter - "foreign currency") are recorded at the exchange rates in effect on the dates of the transaction.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS OF PREPERATION (continued):

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

c.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for deferred tax assets and liabilities.

d.	Use of estimates and judgments

Use of estimates

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Determination of fair value

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in note 10 on shareholders loan and note 14 on share based payments.

e.	Risk management policy

The operations of the Group expose it to various financial risks, such as a market risk (including a currency risk, fair value risk regarding interest rate and price risk), credit risk, liquidity risk and cash flow risk for the interest rate. The comprehensive risk-management policy of the Group focuses on actions to limit the potential negative impacts on financial performance of the Group to a minimum. The Group does not typically use derivative financial instruments in order to hedge exposures.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - BASIS OF PREPERATION (continued):

Risk management is performed by the Group’s Chief Executive Officer in accordance with the policy approved by the board of directors.

The Group does not have a significant concentration of credit risks. The cash and cash equivalents of the Group are deposited in Israeli banking corporation. In the estimation of the Group’s management, the credit risk for these financial instruments is low.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of consolidation

(1)	General

The consolidated financial statements incorporate the financial statements of the Company and an entity controlled by the Company (its subsidiary).

Control is achieved when the Company:

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power to affect its returns.

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

b.	Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of investment.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Property and equipment, net:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Equipment, computers and systems	33
Leasehold improvements	10
Lab Equipment	20
Office furniture	20

d.	Long term restricted deposits

Long-term restricted deposits are deposits which are expected to be restricted for more than a year, as of the date of the statement of financial position, or are expected to be restricted in the foreseeable future.

e.	Financial liabilities and equity instruments issued by the Company:

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

(2)	Other financial liabilities

Other financial liabilities (credit, loans and accounts payable) are initially measured at fair value, net of transaction costs. Subsequent to the initial recognition loans are measured at amortized cost using the effective interest method. The value of these financial liabilities is not materially different than their fair value other than the loans received from certain of the Company’s Shareholders. These loans were initially recorded at fair value and the remaining amount of cash received was classified as an equity instrument reflecting the favorable terms of these loans.

f.	Leasing of real estate by the Company

Payments made under operating leases are recognized in the statement of income on a straight-line basis over the term of the lease.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Provisions

A provision is recognized if, as a result of a past event, the group has a present legal or constructive obligation, and it is probable that an outflow of economic benefits, which can be estimated reliably, will be used to settle the obligation.

The amount recognized as a provision, reflects management's best estimate of the amount required in order to settle the obligation on the balance sheet date, whilst taking into account the risks and uncertainties connected with the obligation. When the provision is measured using the forecasted cash flows in order to settle the liability, the book value of the provision is the present value of the forecasted cash flows.

h.	Share-based payments

Share-based payments to employees, directors and others that provide similar services, which are settled in equity instruments of the Group, are measured at fair value on the grant date. On the grant date, the Company measures the fair value of the granted equity instruments by using the Black and Scholes model.

If the equity instruments granted to them have not vested until these employees and directors have completed a defined period of service, have met performance conditions or defined market conditions are met, the Company recognizes the share-based payment transactions in its financial statements over the vesting period against an increase in its shareholders' equity, under "Capital reserves" in respect of share based payments.

At each balance sheet date, the Company estimates the number of equity instruments that are expected to vest. Any change in the estimate relative to previous periods is recognized in the income statement over the remaining vesting period.

i.	Taxes on income

In view of losses for tax purposes accrued by the Company and given the fact that as of the reporting date there was no certainty as to the realization of these losses in the foreseeable future, the Company recognized deferred tax asset in respect of carry-forward losses only to the extent of deferred tax liability, see note 10.

j.	Employee benefits:

(1)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an expense in profit or loss in the periods during which related services are rendered by employees.

Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

(2)	Short-term employee benefits

Short-term employee benefits include wages, vacation days, sick leave, recreation and deposits with the National Insurance Institute of Israel, which are paid within one year of the period in which the employee provides the related service. These benefits are recognized as an expense upon the provision of services.

k.	Research and development expenditures

Research expenditures are recognized in the consolidated statements of comprehensive income when incurred.

An intangible asset arising from development or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company's intention to complete the intangible asset and use or sell it; the Company's ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company's ability to measure reliably the expenditure attributable to the intangible asset during its development.

As the Company does not meet the criteria aforementioned, development expenditures are recognized in the consolidated statements of operations when incurred.

l.	Government grants

Government grants are recognized initially at fair value when there is reasonable assurance that they will be received and the Group will comply with the conditions associated with the grant.

Unconditional government grants are recognized when the Group is entitled to receive them. Grants that compensate the Group for expenses incurred are presented as a deduction from the corresponding expense.

Grants that compensate the Group for the cost of an asset are presented as a deduction from the related assets and are recognized in profit or loss on a systematic basis over the useful life of the asset.

Grants from the Chief Scientist in respect of research and development projects are accounted for as forgivable loans according to IAS 20. Grants received from the Chief Scientist are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded.

The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the amount received and the fair value on the date of receiving the grant is recognized as a deduction of research and development expenses.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Loss per share

The Company presents basic and diluted loss per share ("EPS") data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and others (See note 15).

n.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the CPI for the last month of the reporting period.

(3)	Data in respect of changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of December 31, 2016	3.845	112.6	112.6
As of December 31, 2015	3.902	112.9	112.8

Rate of change	Change in %
For the year ended December 31, 2016	(1.46)	(0.20)	(0.30)
For the year ended December 31, 2015	0.33	(1.0)	(1.1)
For the year ended December 31, 2014	12.04	(0.2)	(0.1)

NOTE 4 - CREDITORS ARRANGMENT AND DISCONTINUED OPERATION

In 2013, the Company's board of directors has decided to cease the operation of the Y’bllin demonstration facility owned by EER, formerly a subsidiary of the Company that owned know-how and rights in the field of solid waste treatment. As of February 2015, the Company completed the evacuation from the Y’bllin facility, the sale of the systems and equipment and ceased all operations.

On April 2, 2015, following a creditor petition to the Tel Aviv District Court due to the financial and business condition of the Company, the Court appointed a temporary liquidator for the Company and its subsidiary.

On February 2, 2016, the Tel-Aviv District Court approved a creditors arrangement for the sale of the Company, free of any assets and liabilities (including the Company’s investment and ownership interest in EER) to new shareholders.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - CREDITORS ARRANGMENT AND DISCONTINUED OPERATION (continued):

Upon the approval of the court the Company emerged from the liquidation status through the issuance of ordinary shares, which represented 99.9% of the issued and outstanding share capital of the Company to the new shareholders in consideration of NIS 600,000 (approximately $153 thousand) that were paid to the liquidator. The Company emerged from the liquidation free of any assets and liabilities, and any such assets and liabilities were removed from its statement of financial position, with the net amount of $954 thousand charged as a capital contribution by the new shareholders.

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

Upon completion of the above, the Company issued to the purchasers of the Company 9,990,000 ordinary shares of the Company, which represented 99.9% of the issued and outstanding share capital of the Company. In May 2016, the Company started developing its Aviation Business and all prior activity was classified as discontinued operation.

NOTE 5 - ACCOUNTS RECEIVABLE:

	As of December 31,
	2016	2015
	$ in thousand

Government institutions	28	1
Prepaid expenses	7	-
	35	1

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - PROPERTY AND EQUIPMENT, NET:

	As of December 31,
	2016	2015
	$ in thousand
Cost:

Equipment, computers and systems	295	-
Leasehold improvements	36	-
Lab equipment	4	-
Office furniture	1	-
	336	-
Accumulated depreciation:

Equipment, computers and systems	30	-
Leasehold improvements	1	-
Lab equipment	-	-
Office furniture	-	-
	31	-

Depreciated cost	305	-

NOTE 7 - RELATED PARTY TRANSACTIONS:

a.	As of December 31, 2015 the total amount of loan received by the Company from its then shareholders including interest was NIS 3 million (approximately $772 thousand).

b.	On November 30, 2015, Aviv Tzidon (hereinafter "Aviv") and Mr. Michael Ilan (beneficial owner of Magic Stones-Gemstone Import and marketing Ltd. (hereinafter "Magic Stones") entered on behalf of the Subsidiary in formation into an Administrative Services Agreement with Phinergy Ltd., a company also controlled by Aviv and Mr. Ilan - “the ASA”.

Pursuant to the ASA, Phinergy provides the Subsidiary with (i) administrative and general services, including secretarial and management services; (ii) human resource services; (iii) accounting and bookkeeping services; and (iv) office space and office services, including telephone, fax and data communications and cleaning services (the services described in (i) through (iv), collectively - the “Services”). In consideration for these Services, the Subsidiary is required to pay a monthly fee, calculated on the basis of the actual cost to Phinergy of providing the Services, derived as a percentage of the global costs paid for Phinergy for receiving such services for itself and the Subsidiary together. The amount recorded in 2016 in respect of the Service was approximately $711 thousand. The balance of related party as of December 31, 2016 represent the unpaid balance in respect of 2016 services.

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

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - RELATED PARTY TRANSACTIONS (continued):

The transfer of the assets and liabilities was deemed borrowed by the Subsidiary under the loan and security agreement (see note 10). The payment of $1.4 million includes certain expenses and in addition partial payments made in respect of the following assigned contracts:

●	On September 1, 2015, Aviv entered on behalf of the Subsidiary into a license and service agreement with Mr. John McGinnis, on behalf of himself and on behalf of his companies (collectively, “McGinnis”), for a worldwide exclusive license to a patent and know-how necessary for the completion and utilization of a flying electric Double Boxtail aircraft for use solely in the field of electric powered aircraft. The license will automatically become non-exclusive after three years from the termination of the agreement. As of December 31, 2016 , the Subsidiary paid US $700 thousand for the development and production of scaled demonstrators and additional development and production services relating to a full scale electric synergy prime aircraft.

According to the terms of the agreement, the Subsidiary will not be the owners of the physical embodiment of the full scale electric Synergy prime aircraft or its intellectual property.

In addition, the Subsidiary can select to continue to engage McGinnis for additional development projects in the future.

Due to a lack of progress in the development and supply of the model or the completion of the Synergy Prime Aircraft, the agreement has in effect been suspended, and could be reinstated in agreement between the parties in any stage.

●	On February 5, 2016, the Subsidiary (as entity that was then in formation) entered a “Memorandum of Understandings” with Laminar Research LLC (“Laminar MOU") for the development of an air traffic control algorithm and its implementation on subscale aircraft models. The Laminar MOU comprises several steps of development by Laminar, for a total payment by the Subsidiary of $180,000.

The Subsidiary receives an irrevocable, royalty-free license for a limited number of copies of the finished software products. As of December 31, 2016, out of the $180,000 the Company paid $135,000 and the remaining $45,000 is pending completion of stage 4 as defined in the agreement to the satisfaction of the Company.

d.	In July 2016, the Subsidiary acquired from Eye Point Ltd., a company owned by one of the Company's shareholders, Mr. Dekel Tzidon, all rights under US patent No. 8,314,928 (the “Eye Point Patent”) for a total amount of $38,000. The Eye Point Patent will expire on November 12, 2026. This patent allowed the Company to develop conceptual design of an auto-landing system.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - ACCOUNTS PAYABLE AND ACCRUALS:

Composed as follows:

	As of December 31,
	2016	2015
	$ in thousand

Employees and institutions in respect of payroll (*)	75	-
Accrued Interest	35	-
Accrued expenses	23	-
	133	-
(*) See also note 11.

NOTE 9 - LIABILITIES OF A SUBSIDIARY HELD FOR SALE:

a.	EER liabilities are presented as held for sale following the decision of the temporary liquidator to sell EER’s assets as part of the liquidation process. At December 31, 2015 the disposal group comprised of liabilities only, in the total amount of $159 thousand, which comprises of accrued management fees to a related party in the amount of $138 thousand, trade payables in the amount of $7 thousand and liabilities to employees and institutions in respect of payroll in the amount of $14 thousand.

Following the approval of the Tel-Aviv District Court on February 2 2016, the Company emerged from the liquidation free of any assets and liabilities, and any such assets and liabilities were removed from its statement of financial position, with the net amount charged as a capital contribution by the new shareholders.

b.	The Company does not have any income and expenses that were recognized directly in other comprehensive income and relate to non-current assets and disposal groups held for sale.

NOTE 10 - SHAREHOLDERS LOAN

On July 17, 2016, the Company entered a loan and security agreement with two of its shareholders Aviv and Magic Stones pursuant to which they loaned a total of $500 thousand to the Company for a period of seven years.

As security for such loan, the Company granted to Aviv and Magic Stones a specific lien and security interest on all of the shares of the Subsidiary held by the Company. The proceeds of the loan are to be used for funding the on-going operations of the Company.

Additionally, on the same date the Subsidiary entered a loan and security agreement with the same shareholders pursuant to which they granted the Subsidiary a credit facility of up to $4.5 million for a period of seven years. As security for amounts owing under the credit facility, the Subsidiary granted to these shareholders a floating lien and charge on all of the assets of the Subsidiary, and a specific charge on all of the intellectual property rights owned or hereafter acquired by the Subsidiary.

Both loans accrue interest at an annual interest rate equal to the lower of 3.2% per annum, and the minimum rate required by the Israeli tax law to avoid the imputing of tax (2016 -2.56%). Accrued interest is payable annually.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS LOAN (continued):

As of December 31, 2016 the Company and the Subsidiary received $500 thousand and approximately $2.4 million, respectively, and the accrued interest amount on both loans is approximately $35 thousand. On April 19, 2017 the Subsidiary received additional of approximately $273 thousand.

The fair value of the shareholders loan was initially measured in the amount of $570 thousand and classified under category Level III. An amount of $1,842 thousand (net of $553 thousand of taxes) was attributed as shareholders equity in respect of the favorable interest rate provided to the Company by its shareholders. The deferred tax liability created with respect of the loan was offset against deferred tax asset created with respect of the Group’s carried forward losses.

The loan was valued as contingent claim on the Company's assets, the inputs used in the determination of fair value required significant management judgment or estimation, these inputs considered the implied value of the Company’s assets based on the Company's shareholders loan which reflects all the investments made in the Company as of that day, resulting with an implied annual interest rate of 34%.

The fair value of the shareholders loan as of December 31,2016 was $602 thousand.

NOTE 11 - POST- EMPLOYMENT BENEFITS

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

NOTE 12 - INCOME TAX:

a.	Taxable income of Israeli companies is subject to tax at the rate of 26.5% in 2014 and 2015, and 25% in 2016.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%, starting January 1, 2016.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - INCOME TAX (continued):

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

b.	The Company received final tax assessments (including assessments considered as final) through to the tax year 2012.

c.	As at December 31, 2016 the Company has carried forward tax losses in the amount of approximately NIS 117 million (approximately $30 million). Its Subsidiary has carried forwards losses in the amount of NIS 7.6 million (approximately $2 million).

d.	Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal. See note 10 regarding the deferred taxes created in 2016.

NOTE 13 - COMMITMENTS AND CONTIGENT LIABILITIES:

a.	Commitments:

(1)	Lease agreements

The Company sub leased office space from related party. The lease period commenced on December 1, 2015 for two months with 6 option periods of 12 months each that will be exercised automatically unless the Company will provide a 90 days early termination notice before the end of each year lease period. The minimum rentals payable under non-cancellable lease agreement as of December 31, 2016, amount approximately $33 thousand.

On January 9, 2017 the Company signed additional lease agreement with another related party who is the owner of the same building in which the Company sub leased the office in 2015 for additional office space and parking spots. The lease period commenced on January 1, 2017 for one year with an option to extend the lease period for up to additional 6 years. The contract is renewed automatically unless the Company provide a 90 days early termination notice before the end of each year lease period.

(2)	OCS

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

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - COMMITMENTS AND CONTIGENT LIABILITIES (continued):

The Subsidiary has recorded a lien on a bank deposit in the same amount in favor of the bank providing the guarantee. According to the agreement, the Subsidiary will be required to pay royalties in an amount of 5% on sales of products and services derived from a technology developed using these grants until 100% of the CPI-linked grant plus an interest rate determined by the general accountant at the Israeli Ministry of Finance office is repaid. On February 27, 2017, the Subsidiary received NIS 150 thousand (approximately $40 thousand) as advance.

b.	Contingent liabilities:

Legal Proceedings

On December 31,2014, a shareholder filed a preliminary motion regarding the disclosure of documents before filing a motion to permit him to file a derivative action against the Company.

On May 13, 2015 following a petition of the Temporary Liquidator, the Tel Aviv District Court, Economic Division, ordered a stay for such proceeding due to the appointment of a Temporary Liquidator and instructed the court clerk to close the file. As of the date of this report the file is closed.

NOTE 14 - SHAREHOLDERS' EQUITY:

a.	As discussed in Note 4, on February 2, 2016, the Company:

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
(4)	increase the share capital of the Company to 700,000,000 ordinary shares of the Company with no par value.

b.	The authorized ordinary shares of the Company as of December 31, 2016 and 2015 was 700,000,000 and 13,130 shares.

The issued and outstanding ordinary shares of the Company as of December 31, 2016 and 2015 was 10,000,000 and 7,639 shares.

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at general meetings of the Company.

c.	Share-based compensation

All options granted under the “2011 plan” were transferred to the temporary liquidator as part of the liquidation. In February 2016, the options were canceled as part of the sale of the Company to the new shareholders as described in note 4 above.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - SHAREHOLDERS' EQUITY (continued):

On July 17, 2016, the board of directors approved the adoption of the "2016 Equity Incentive Plan" ("Incentive Plan") and approved to reserve 1,000,000 ordinary shares (no par value) for issuance to employees, officers, directors, consultants and certain other service providers of the Company and the Company's affiliates. In October 15, 2016, the Company granted options to purchase 37,500 ordinary shares of the Company to each of the Company's director (262,500 options in total) at an exercise price of $1.00 per share.

The options have contractual life of 10 years and shall vest in four annual installments from July 17, 2016 (the vesting commencement date) as follows: 10,000 options on each of the first, second and third anniversaries of the vesting commencement date, 7,500 on the fourth anniversary of the vesting commencement date, so that four (4) years following the vesting commencement date, all options will be fully vested and exercisable, subject to option holder’s continuing to be a director of the Company or any affiliate thereof through such dates.

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

The fair value of employee share options is measured using the Black-Scholes formula. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility for companies in similar stage of development, expected dividends, and the risk-free interest rate (based on US dollar government debentures). Service and non-market performance conditions are not taken into account in determining fair value.

The parameters used in the measurement of the fair value at the grant date of the options described above, are a share price of $0.24, an exercise price of US$1 per share, expected volatility of 100%, the expected term of the option of 5.5-7 -years and a risk-free interest of between 1.36% and 1.58%.

The Company recorded amount of approximately $9 thousand as cost of share based payment compensation in 2016.

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - LOSS PER ORDINARY SHARE:

The following table summarizes information related to the computation of basic and diluted loss per ordinary share for the years indicated:

	Year ended December 31,
	2016	2015	2014
	$ thousand
Loss attributable to ordinary shares	1,688	201	1,316

Shares
Weighted average number of ordinary shares used in basic and diluted loss per ordinary share calculation	8,494,658	7,605	7,605

	$
Continued operations (in $)
Basic and diluted loss per ordinary share	0.20	-	-
Discontinued operation (in $)
Basic and diluted loss per ordinary share	-	26.43	173.04

In the years ended December 31, 2015 and 2016 the Company potential dilutive shares, such as stock options were not included in the computation of diluted net loss per share as the effect of including these shares in the calculation would have been anti-dilutive. In the year ended December 31, 2016 262,500 potentially dilutive shares were excluded from the calculation of diluted net loss per share attributable to ordinary shares because their effect would have been anti-dilutive for the period.

NOTE 16 - RESEARCH AND DEVELOPMENT EXPENSES:

	Year ended December 31,
	2016	2015
	$ in thousand

Payroll	505	-
Materials and subcontractors	1,224	-
Rent and office maintenance	46	-
Depreciation	31	-
Other	23	-
	1,829	-

EVIATION AIRCRAFT LTD.

(Formerly R.V.B Holdings Ltd.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES:

	Year ended December 31,
	2016	2015
	$ in thousand

Payroll	9	-
Professional fees	244	-
Travels	33	-
Director fees*	22	-
Insurance	22	-
Other	11	-
	341	-

*   Including share based compensation expenses.

NOTE 18 - FINANCIAL INCOME (EXPENSES), NET:

	Year ended December 31,
	2016	2015
	$ in thousand
Financial income:
Exchange rate differences	(22)	-
	(22)	-

Financial expenses:
Exchange rate differences	9	-
Interest on Shareholders loans	82	-
Bank fees	2	-
	93	-

Financial expenses, net	71	-