Form 20-F
period 2017-12-31
Eviation Aircraft Ltd.
filed 2018-04-27
CIK 1064411

F
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

1 Ha’Ofeh Street, Kadima-Tzoran 6092000, Israel
(Address of principal executive offices)

Liza Ohayon, 972-8-913-7914, liza@eviation.co, 1 Ha’Ofeh Street, Kadima-Tzoran 6092000, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of the Registrant’s Contact Person)

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

10,694,820 ordinary shares, no par value per share, as of December 31, 2017.

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

Yes ☐   No ☒

CERTAIN TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

§
references to “Eviation,” “we,” “us,” “our,” “our company” and “the Company” refer to Eviation Aircraft Ltd. and its wholly-owned subsidiary, Eviation Tech Ltd, which is sometimes specifically referred to as the “Subsidiary”.

§	references to “U.S. Dollars,” “$” or “dollars” are to U.S. dollars;

§	references to “NIS” or “shekels” are to New Israeli Shekels;

§	references to “Ordinary Shares”, “our shares” and similar expressions refer to our ordinary shares, no par value per share;

§	references to the “articles of association” or “articles” are to our Amended and Restated Articles of Association;

§	references to the “Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

§	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

§	references to the “SEC” are to the United States Securities and Exchange Commission.

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of $1.00 = NIS 3.467, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 29, 2017.

This annual report includes other statistical, market and industry data and forecasts, which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. Some data is also based on our good faith estimates which are derived from management’s knowledge of the industry and independent sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable and are not aware of any misstatements regarding the industry data presented in this annual report, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Item 3.D - Risk Factors” in this annual report.

All trademarks, service marks, trade names and registered marks used in this report are trademarks, trade names or registered marks of their respective owners.

Forward Looking Statements

This Annual Report on Form 20-F contains forward-looking statements that are intended to be, and are hereby identified as, forward looking statements for the purposes of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements address, among other things:

●	our intended business plans;

●	our ability to raise working capital to realize our business plans;

●	the regulatory and competitive landscape of the light aircraft aviation industry;

●	the viability and profitability of the light aircraft aviation market which we have newly entered;

●	market acceptance of our light electric powered passenger aviation aircraft;

●	our expectations regarding our expenses and future revenue;

●	the ability to control costs;

●	changes in costs and the availability of goods and services;

●	our expectations regarding competition as more and larger companies enter our markets and as existing competitors improve or expand their product offerings;

●	our anticipated cash needs and our estimates regarding our capital requirement;

●	the possibility of future litigation;

●	market, economic and political factors in Israel, where our design operations are based, and worldwide;

●	our contractors’ technical, professional and financial ability to deliver on and comply with their contractual undertakings towards us and our subsidiary;

●	our ability to familiarize ourselves with the light aircraft passenger aviation market, and to track, monitor and manage the projects which we have undertaken; and

●	the price and liquidity of our Ordinary Shares.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed below and elsewhere in this report.

We urge you to consider that statements that use the terms “believe”, “expect”, “plan”, “intend”, “estimate”, “anticipate”, “projections”, “forecast”, “may”, “continue”, “should”, “predict”, “potential” or the negative of these terms or similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events. These statements are based on assumptions and are subject to risks and uncertainties. These risk factors and uncertainties include, amongst others, our lack of revenue to date, the impact of a default by us under the secured financing arrangement with our shareholders, uncertainty with respect to our obtaining additional capital that we will require to implement our business plan, consumers’ willingness to adopt a light electric aircraft, the limited operating history upon which to evaluate our business, general worldwide economic conditions and the availability of financing for working capital purposes and to refinance our outstanding indebtedness; and additional risks and uncertainties set forth in this Annual Report, including under the heading “Risk Factors.” Except as required by applicable law, including the federal securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Market data and forecasts used in this report have been obtained from independent industry sources that we believe to be reliable. We have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties accompanying any estimates of future market size.

FORM 20-F
ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION REGARDING EVIATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5 - Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

The selected data presented below under the captions “Statement of Comprehensive Loss Data,” for each of the years in the three-year period ended December 31, 2017 and under “Statement of Financial Position Data” as of December 31, 2017 and 2016, are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The selected data should be read in conjunction with the consolidated financial statements and the related notes. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The financial statements were audited by Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, or “Somekh Chaikin”. The selected consolidated financial data presented below should be read in conjunction with and is qualified entirely by reference to Item 5: “Operating and Financial Review and Prospects” and the Notes to the Financial Statements included in this Annual Report on Form 20-F.

As of December 31, 2015, Eviation Aircraft Ltd., formerly known as R.V.B. Holdings Ltd. was under the management of a temporary liquidator, or the Temporary Liquidator, appointed by the District Court of Tel Aviv in Israel at the request of certain creditors of the Company with a mandate to identify and liquidate the Company’s assets. Effective February 2016, the Company was sold to two of our principal shareholders. The financial information below through December 31, 2015 represents the historical results of the waste-disposal management business in which the Company was engaged prior to the sale of the Company by the Temporary Liquidator, which we have classified as discontinued operations. See Item 4 below.

	Year ended December 31,
	2017	2016	2015
	(U.S. dollars in thousands, except share and per share data)
Research and development expenses	1,146	1,829	-
Marketing, administrative and general expenses	747	341	-
Total Expenses	1,893	2,170	-
			-
Operating loss	1,893	2,170
Financing expenses	235	71	-
Loss before taxes on income	2,128	2,241	-
Taxes on income	31	(553)	-
Loss from continuing operations	2,159	1,688	-
Loss from discontinued operation	-	-	226
Loss for the year	2,159	1,688	226
Loss attributable to:
Owners of the Company	2,159	1,688	201
Non-controlling interests	-	-	25
Loss for the year	2,159	1,688	226
Continued operations
Basic and diluted loss per ordinary share	0.19	0.20	-
Discontinued operation
Basic and diluted loss per ordinary share	-	-	26.43
Weighted average number of ordinary shares used in basic and diluted loss per Ordinary Share calculation	11,505,260	8,494,658	7,605

	2017	2016	2015
Statement of Financial Position Data:
Cash and cash equivalents	284	858	-
Property and equipment	366	305	-
Total assets	914	1,257	20
Shareholders loans	(781)	(617)	-
Equity attributable to owners of the Company (deficit)	(839)	163	(1,127)
Non-controlling interests	-	-	173
Total equity (deficit)	(839)	163	(954)

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

RISKS RELATED TO OUR BUSINESS AND PRODUCTS

We are a start-up company.

The Company’s sole business is conducted by our wholly owned subsidiary, Eviation Tech Ltd., an Israeli start-up company engaged in designing and developing an electric powered light passenger aircraft. We have not generated any revenue since the commencement of our current operation in May 2016. We are currently in the proof of concept stage and intend to test all the components of the enabling core technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems). Testing will take place on scaled models that are currently undergoing flight tests and on the full-scale prototype, Eviation Alice, currently under construction. We expect to incur significant operating losses for the foreseeable future, and there can be no assurance that we will be able to validate and market products in the future that will generate revenues, or that any revenues generated will be sufficient for us to become profitable or thereafter maintain profitability. While we believe that our available cash resources including proceeds from prior equity investments, equity investments expected to be completed during 2018 and grants from  the Office of the Chief Scientist of the Ministry of National Infrastructures, Energy, Water and Resources of Israel (or the “OCS”) are sufficient to meet our operating requirements in the foreseeable future, the likelihood of success of our business plan must be considered in light of the challenges, substantial expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early-stage businesses and the regulatory and competitive environment in which we operate. Startup product development is a highly speculative undertaking, involves a substantial degree of risk, and is a capital-intensive business. If we cannot successfully execute our plan to develop the aviation aircraft, our business may not succeed.

We have a limited operating history upon which to evaluate our business.

We commenced our current business operations in February 2016. As such, we have a limited history of operations in our industry. Accordingly, it is more difficult to accurately assess growth rate and earnings potential. Our business is dependent upon the implementation of our business plan. Our limited operating history makes it difficult for prospective investors to evaluate our business. Therefore, our operations are subject to all of the risks inherent in the initial expenses, challenges, complications and delays frequently encountered in connection with the early stages of any new business, as well as those risks that are specific to a newly emerging and untried field within the aviation industry, an electric powered light aviation aircraft. Investors should evaluate us in light of the problems and uncertainties frequently encountered by early stage companies attempting, like ours, to develop markets for new products, services, and technologies, such as unforeseen capital requirements, failure of market acceptance, failure to establish business relationships, and competitive disadvantages as against larger and more established companies. If we are unable to successfully address these difficulties as they arise, our future growth and earnings will be negatively affected.

We may be unable to obtain additional capital that we will require to implement our business plan, which could restrict our ability to develop an electric powered light passenger aircraft and implement our business plan.

We have, to date, received a number of equity investments and loans from our controlling shareholders and their affiliates. In addition, an amount of $2 million was advanced to the Company by an investor, pursuant to a Binding Memorandum of Understanding entered into as of February 18, 2018.

However, we will require additional capital to develop an electric powered light passenger aircraft and implement our business plan beyond the development phase. We plan to partner with an established airframe manufacturer to support and fund the process of commercialization of the design of our aircraft. We may not succeed in securing such partnerships. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

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

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes, which may adversely impact our financial condition. Our ability to obtain needed financing may be further impaired by such factors as the state of the capital markets, our status as a new enterprise without a significant demonstrated operating history or the loss of key management. The failure to maintain, extend, renew or replace any new sources of financing with a comparable arrangement or arrangements that provide similar amounts of liquidity for the Company would have a material negative impact on our overall liquidity, financial and operating results, and we may be required to cease our operations.

A default by us under the secured financing arrangement with our shareholders would enable them to take control of our assets.

We have outstanding debts to our controlling shareholders. We incurred such debt pursuant to two loan agreements, or the Loan Agreements, entered separately, between our controlling shareholders, and each of the Company and the Subsidiary. Pursuant to the terms of the Loan Agreements, we have granted to Mr. Tzidon and Magic Stones a security interest on all of the assets of the Subsidiary, including its intellectual property as well as the shareholdings of the Subsidiary. A default by us under these Loan Agreements would enable the holders to foreclose on our assets, including our intellectual property. Any foreclosure could force us to substantially curtail or cease our operations.

Our lack of diversification will increase the risk of an investment in the Company, and our financial condition and results of operation may deteriorate if we fail to diversify.

Our business is focused on the regional transportation (or aviation) industry. Larger companies have the ability to manage their risk by diversification. However, we lack and expect to continue to lack diversification, in terms of both the nature and geographic scope of our business. As a result, the impact of factors affecting our industry or the regions in which we operate would likely affect us more than they would were our business more diversified, enhancing our risk profile. If we cannot diversify or expand our operations, our financial condition and results of operations could deteriorate rapidly in the face of such factors.

The success of our business depends upon the continuing contributions of our Chief Executive Officer and other key personnel and our ability to attract highly qualified personnel to expand our business.

We rely and will continue to rely heavily on the services of our CEO, Mr. Omer Bar-Yohay and the active chairman of our Board of Directors and controlling shareholder Aviv Tzidon. Loss of the services of any of such individuals or any other key management and technical personnel could have a material adverse impact on our future operations. Our success is also dependent on our ability to retain key employees and our ability to attract and retain, among others, skilled financial, engineering, technical and managerial personnel to continue the development and commercialization of our products. There can be no assurance that we will be able to retain our existing personnel or attract additional qualified employees or consultants. The loss of personnel or the inability to hire and retain additional qualified personnel in the future could have a material adverse effect on our business, financial condition and results of operation. In addition, if we fail to engage qualified personnel, we may be unable to meet our responsibilities as a public reporting company under the rules and regulations of the SEC.

We may not be able to compete successfully against current and future competitors.

We expect to compete in our proposed businesses with other companies including major companies in the aviation industry, most, if not all of which, have far greater marketing and financial resources and experience than we do. A number of our competitors have long operating histories, large customer bases, substantial financial, technical, sales, marketing and other resources, and strong name recognition. Current and potential competitors have established, and may establish in the future, cooperative relationships among themselves or with third parties. A number of companies may develop and offer products that provide the same or greater functionality than our product. To be competitive, we must respond promptly and effectively to the challenges of technological change, evolving standards and competitors’ innovations. We may not be able to maintain our competitive position against current or potential competitors, especially those in the general aviation market with significantly greater financial, marketing, service, support, technical and other competitive resources. Competitors with greater resources may be able to undertake more extensive marketing campaigns, adopt more aggressive name recognition and pricing policies and make more attractive offers to potential employees, distributors, resellers or other strategic partners. We expect additional competition from other established and emerging companies as the market for light aircrafts continues to develop.

Effective competition could result in price reductions, decreased margins or have other negative implications, any of which could adversely affect our business and chances for success. Our positioning in the marketplace may place a significant strain on our management, operational and financial resources, and increase demand on our systems and controls. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including larger technical staffs, greater name recognition, larger customer bases and substantially greater financial, marketing, technical and other resources. Any pricing pressures, reduced margins or loss of market share resulting from increased competition or our failure to compete effectively could seriously damage our business and chances for success. As we attempt to compete, we may encounter delays or cost overruns or suffer other adverse consequences in implementing new systems when required.

We may be forced to abandon development of the Eviation Alice, which will significantly impair our ability to generate revenues.

We are currently in the proof of concept stage and intend to test all the components of the Eviation Alice enabling core technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems). Testing will take place on scaled models and on the Eviation Alice prototype that are currently under construction. The results of such testing may not support the claims sought by us. Further, success in the proof of concept stage does not ensure that the later stages of development would be successful, and the results of later testing may not meet our expectation or the results of the proof of concept stage. Any such failure may cause us to abandon the development of the Eviation Alice.

Our future growth is dependent upon consumers’ willingness to adopt light electric aircraft.

Our growth is highly dependent upon the adoption by consumers of light electric aircraft as a viable alternative for regional travel, and we are subject to an elevated risk of any reduced demand for alternative fuel aircraft in general, and light electric aircraft in particular. If the markets for light electric aircraft in North America, Europe and Asia do not develop as we expect, or develop more slowly than we expect, or the Eviation Alice is not accepted by such markets, our business, prospects, financial condition and operating results will be harmed. The market for alternative fuel aircraft is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards.

Other factors that may influence the adoption of alternative fuel aircraft, and specifically electric aircraft, include:

●
perceptions about electric aircraft quality, safety (in particular with respect to lithium-ion battery packs), design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric aircraft;

●	perceptions about airplane safety in general, in particular safety issues that may be attributed to the use of advanced technology;

●	the limited range over which electric aircraft may fly on a single battery charge and the effects of weather on this range;

●	the decline of an electric aircraft’s range resulting from deterioration over time in the battery’s ability to hold a charge;

●	the availability of service for an electric aircraft;

●	concerns about electric grid capacity and reliability, which could derail our present efforts to promote the electric aircraft as a practical solution to an aircraft which require gasoline;

●	consumers’ desire and ability to use an electric aircraft in regional trips instead of other alternatives such as trains, buses and cars;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy as well as tax and other governmental incentives to purchase and use electric aircraft;

Our business is subject to extensive and costly government regulation.

When completed, Eviation Alice would be subject to extensive regulation and we may never obtain the certification required for its operation. In the United States, the Eviation Alice must comply with Federal Aviation Administration, or the FAA, regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety before it can be certified. The FAA and other foreign regulatory authorities have full discretion over this approval process. We will need to perform significant testing of the Eviation Alice and its systems before we could file an application for certification. We may encounter delays or rejections based upon the FAA regulations, which may delay the commercialization of our product. Failure to obtain FAA certification of the Eviation Alice in a timely manner or at all will severely undermine our business by delaying or halting commercialization of our product, imposing costly procedures and diminishing competitive advantage, and we may be required to cease our operations.

Our business is also subject to various federal, state, and local laws and regulations relating to environmental footprint in emissions, noise and treatment of hazardous materials. The costs incurred to ensure continued environmental compliance with existing or new standards could have a material impact on our results of operations, financial condition or cash flows.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product in certain countries. If we fail to comply with the regulatory requirements in international markets or to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product will be harmed.

Disruptions to our IT systems due to system failures or cybersecurity attacks may impact our operations, result in sensitive customer information being compromised, which would negatively materially affect our reputation and materially harm our business.

Our servers and equipment may be subject to computer viruses, break-ins, and similar disruptions from unauthorized tampering with computer systems. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, there can be no assurance that our current information technology (IT) systems are fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats. A cyber-attack that bypasses our IT security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information. A cyber-attack on our systems or networks that impairs our IT systems could disrupt our business operations and our ability to sell our products. Any such event could have a material adverse effect on our business. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders or shipment of our products, or in theft, destruction, loss, misappropriation or release of our confidential information or our intellectual property, our business, financial condition, results of operations and prospects could be materially adversely affected.

We may be subject to legal proceedings and to product liability lawsuits.

Our business exposes us to potential product liability and aerial accidents risks, which are inherent in the testing, manufacturing, and marketing aviation products and services. We could incur substantial costs in connection with product liability or other tortious claims relating to the Eviation Alice or any other of our future products. The Eviation Alice may be involved in aerial accidents, which may cause death, bodily injury and other damages. These accidents may expose us to product liability or other type of tortious lawsuits. If product liability or tortious lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit or to halt the operation of the Eviation Alice, which may result in substantial losses. In addition, such accidents would deter consumers from using our product, which could have a material impact on our results of operations, financial condition or cash flow and may cause us to cease operations. Product liability and aerial accidents insurance are costly, subject to deductibles and coverage limitations, and may not be available in the amounts that we desire for a price we are willing to pay or at all. If, at any time, we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability or tortious claims, we may be unable to test, market or commercialize our products. In such case or even if we are able to obtain sufficient insurance coverage on reasonable terms, a successful product liability claim or tort claim brought against us in excess of our insurance coverage may cause us to incur substantial liabilities, and, as a result, our business, liquidity and results of operations would be materially adversely affected. In addition, the existence of a product liability claim or tortious claim could affect the market price of our securities.

In addition, we may be unable to maintain sufficient insurance as a public company to cover liability claims made against our officers and directors. If we are unable to adequately insure our officers and directors, we may not be able to retain or recruit qualified officers and directors to manage the Company.

We may be obligated to indemnify our directors and officers.

The Company has agreements with its directors and senior officers which provide, subject to Israeli law, indemnification by the Company of its directors and senior officers for: (a) monetary liability imposed upon a director or officer in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in his or her capacity as a director or officer of the Company, (b) reasonable litigation expenses, including attorney’s fees, incurred by a director or officer (A) pursuant to an investigation or a proceeding commenced against him or her by a competent authority, provided that (i) it was terminated without an indictment and without having a monetary charge imposed on them in lieu of criminal proceedings (as such terms are defined in the Companies Law); or (ii) it was terminated without the filing of an indictment but with a monetary charge imposed on him or her in lieu of criminal proceedings for a crime that does not require proof of criminal intent; (B) or in connection with a financial sanction, as a result of an act or omission of such person in its capacity as a director or officer of the Company, (c) reasonable litigation expenses, including attorney’s fees, incurred by a director or officer or imposed on him or her by a court, in a proceeding brought against him or her by or on behalf of the Company or by a third party, or in a criminal action in which he or she was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in its capacity as a director or officer of the Company, (d) expenses, including reasonable litigation expenses and legal fees, incurred by such a director or officer as a result of a proceeding instituted against him in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Israeli Securities Law 5728 – 1968 (the “Israeli Securities Law”) or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Israeli Securities Law; and (e) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law. Payments pursuant to such indemnification obligation may materially adversely affect our financial condition.

There can be no assurance that we will not be classified as a passive foreign investment company.

Based upon our current and projected income, assets and activities, we do not believe that at this time Eviation is a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, but there can be no assurance that we will not be classified as such in the future. Such classification may have materially adverse tax consequences for our U.S. shareholders. One method of avoiding such tax consequences is by making a “qualified electing fund” election for the first taxable year in which the Company is a PFIC. However, such an election is conditioned upon our furnishing our U.S. shareholders annually with certain tax information. We do not presently prepare or provide such information, and such information may not be available to our U.S. shareholders if we are subsequently determined to be a PFIC. You are advised to consult with your own tax advisor regarding the particular tax consequences related to the ownership and disposition of our Ordinary Shares under your own particular factual circumstances.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our Ordinary Shares.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting have resulted in increased general and administrative expenses and a diversion of management time and attention. We expect these efforts to require the continued commitment of significant resources.  During the course of preparing our financial statements as of December 31, 2017, we identified a material weakness in our internal control over financial reporting (see Item 15 “Management's Annual Report on Internal Control over Financial Reporting” below). If our remediation of this material weakness is not effective, we may not be able to report our financial condition or results of operations accurately or on a timely basis.  Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our Ordinary Shares.

RISK FACTORS RELATED TO THE INTELLECTUAL PROPERTY UTILIZED IN OUR BUSINESS

If we fail to adequately protect, enforce or secure rights to the patents which we own or that were licensed to us or any patents we may own in the future, the value of our intellectual property would diminish and our business and competitive position would suffer.

Our success, competitive position and future revenues, if any, depend in part on our ability to obtain and successfully leverage intellectual property covering the Eviation Alice, know-how, methods, processes and other technologies, to protect our trade secrets, to prevent others from using our intellectual property and to operate without infringing the intellectual property rights of third parties.

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

It is also possible that others may obtain issued patents that could prevent us from commercializing our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so. The loss of, or our inability to obtain or maintain, any of these technology licenses could delay the introduction of new products or services until equivalent technology, if available, is identified, licensed and integrated. This could harm our business.

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

Our commercial success will depend in part on the ability of the licensors of our key technologies to maintain protection of their intellectual property.

Our success will depend in part on the ability of the licensors of key technologies for use in our business to obtain, maintain and enforce patent and other intellectual property rights for the technology and to preserve trade secrets, and on our ability to operate without infringing upon the proprietary rights of third parties. We cannot be certain that our licensors were the first inventors of inventions covered by their patents and patent applications or that they were the first to file. Accordingly, there can be no assurance that licensed patents and patents application used by the Subsidiary are valid or will afford us protection against competitors with similar technologies. Failure to obtain or maintain patent or other intellectual property protection on licensed technology may have a material adverse effect on our competitive position and business prospects. It is also possible that the technology may infringe on third party patents or other intellectual property rights owned by others. If we are found liable for infringement, we may be liable for significant money damages and may encounter significant delays in bringing products and services to market.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to office actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

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

The cost to us of any patent litigation or other proceeding relating to our licensed patents or patent applications, even if resolved in our favor, could be substantial and could divert management’s resources and attention. Our ability to enforce our patent protection could be limited by our financial resources and may be subject to lengthy delays. A third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any future products. Such lawsuits are expensive and would consume time and other resources. There is a risk that a court will decide that we are infringing the third party’s patents and will order us to stop the activities claimed by the patents, redesign our products or processes to avoid infringement or obtain licenses (which may not be available on commercially reasonable terms or at all). In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents.

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

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to enter into these types of agreements with our contractors, consultants, advisors and research collaborators, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with the Eviation Alice or any future product. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

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

Intellectual property rights do not necessarily address all potential threats to our business competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to acquire or maintain a competitive advantage.

RISKS RELATED TO OUR ISRAELI OPERATIONS

Political, economic, and security conditions in Israel affect our operations and may limit our ability to produce and sell products or provide our services.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal research and development and sales and marketing facilities. As a result, political, economic and military conditions affecting Israel directly influence us.

Since its establishment in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. In recent years, these have included hostilities between Israel and Hezbollah in Lebanon, and Israel and Hamas in the Gaza Strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. Recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. Any armed conflicts, terrorist activities, political instability or hostilities in the region or that involve Israel or the interruption or curtailment of trade within Israel or between Israel and its trading partners could adversely affect our business, financial condition and results of operations and could make it more difficult for us to raise capital. In addition, Israel faces threats from more distant neighbors, in particular Iran that has threatened to attack Israel. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Syria (ISIS), a violent jihadist group, is involved in hostilities in Iraq and Syria and its stated purpose is to take control of the Middle East, including Israel.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our operations.

To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Furthermore, several countries and companies restrict business with Israel and Israeli companies. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

A number of our key personnel in Israel have standing obligations to perform periodic reserve duty in the Israel Defense Forces and are subject to be called up for active military duty at any time. If our key personnel are absent from our business for a significant period of time, we may experience disruptions in our business that could affect the development, sales or technical support of our products. As a result, we might not be able to compete in the market and our results of operations could be harmed.

The anti-takeover effects of Israeli laws may delay or deter a change of control of the Company.

Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our Ordinary Shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

These laws may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for the Company’s securities.

All of our directors and officers are non-U.S. residents and enforceability of civil liabilities against them is uncertain.

All of our directors and officers reside outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as our shareholder will be governed by Israeli law, which differs in some respects from the rights and responsibilities of shareholders of United States corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in U.S. based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger and approval of related party transactions that require shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

If we were to lose our foreign private issuer status under the U.S. federal securities laws, we would incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer as such term is defined under U.S. federal securities laws, we are exempt from the rules and regulations under the Exchange Act, related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

The regulatory and compliance costs to us under U.S. securities laws, if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer, may be significantly higher than the cost we currently incur as a foreign private issuer.

RISKS RELATING TO OWNERSHIP OF OUR ORDINARY SHARES

Two shareholders control more than 80% of the share capital of the Company.

Each of Mr. Tzidon and Michael Ilan currently beneficially own (excluding warrants) respectively 41.78% and 41.78% of the Company’s outstanding share capital. Accordingly, they alone can make determinations on any matter requiring shareholder approval other than those decisions that require special approval. This concentration of ownership and control can have an adverse effect on our share price. See Item 10, “Memorandum and Articles of Association – Special approval.”

We are unlikely to pay dividends in the foreseeable future and any return on investments may be limited to the value of our Ordinary Shares.

Under the Companies Law, dividends may only be paid out of profits legally available for distribution and provided that there is no reasonable concern that such payment will prevent us from satisfying our existing and foreseeable obligations as they become due. In addition, a competent court may approve, as per a motion to be filed by a company in accordance with the Companies Law requirements, a payment which does not meet the profits test, provided that the court was convinced that there is no reasonable concern that such payment will prevent the company from satisfying its existing and foreseeable obligations as they become due. We do not expect to declare or pay cash dividends in the foreseeable future and intend to retain future earnings, if any, to finance the growth and development of our business. If we do not pay dividends, our ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates. If we issue additional shares in the future, it will result in the dilution of our existing shareholders.

We are authorized to issue up to 700,000,000 Ordinary Shares. Our Board of Directors may choose to issue some or all of such shares to acquire one or more companies or products and to fund our overhead and general operating requirements. The issuance of any such shares will reduce the book value per share and may contribute to a reduction in the market price of our outstanding ordinary shares. If we issue any such additional shares, such issuance will reduce the proportionate ownership and voting power of all current shareholders.

Trading of our ordinary shares is restricted by the SEC’s penny stock regulations, which may limit a shareholder’s ability to buy and sell our ordinary shares.

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5 million or individuals with a net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our ordinary shares.

FINRA sales practice requirements may also limit a shareholder’s ability to buy and sell our shares.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority, or FINRA, has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our ordinary shares, which may limit your ability to buy and sell our shares and have an adverse effect on the market for our shares.

The market for our ordinary shares is illiquid and the price of our ordinary shares may be negatively impacted by factors that are unrelated to our operations.

Although our ordinary shares are currently listed for quotation on the OTC Pink - Current, or OTCPK, there is no market for our ordinary shares. Even when a market is established and trading begins, trading through the OTCPK is frequently thin and highly volatile. There is no assurance that a sufficient market will develop in our shares, in which case it could be difficult for shareholders to sell their shares. The market price of our ordinary shares could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of our competitors, trading volume in our ordinary shares, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our ordinary shares.

Financing transactions resulting in a large number of newly issued shares that become readily tradable, or other events that cause current shareholders to sell shares, could place further downward pressure on the trading price of our stock. In addition, the lack of a robust resale market may require a shareholder who desires to sell a large number of shares to sell the shares in increments over time to mitigate any adverse impact of the sales on the market price of our stock.

We will likely issue additional capital shares in the future, which would dilute our existing shareholders.

In the future, we will likely issue all or part of our authorized and unissued securities, including shares of our ordinary shares or securities convertible into or exchangeable for our ordinary shares, resulting in the dilution of the ownership interests of our shareholders. We are authorized under our articles of association to issue up to 700,000,000 ordinary shares.

We may issue additional ordinary shares or securities convertible into or exchangeable for our ordinary share in connection with the hiring of personnel, future acquisitions, future private placements of our securities for capital raising purposes or for other business purposes.

 Any such issuances may dilute the ownership percentages of our shareholders and could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other derivative securities.

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY OVERVIEW OF THE COMPANY

Our legal and commercial name is Eviation Aircraft Ltd. Our executive offices, shipping and service operations are located in Israel, at 1 Ha’Ofeh St., Kadima-Tzoran, Israel, 6092000. Our corporate governance complies with the Companies Law. Our shares are currently quoted on the OTCPK under the symbol EVTNF. Our telephone number is 972-8-913-7914 and our website address is www.eviation.co. The information contained on, or linked from, our website is not a part of this report.

The Company is an Israeli company that was formed in January 1998 to receive all of the assets and liabilities of the defense related business of BVR Technologies Ltd. in accordance with the terms of a reorganization plan. In November 2009, BVR Technologies Ltd. sold substantially all of its assets and liabilities, to Elbit Systems Ltd., or Elbit, and following the sale changed its name in January 2010 to R.V.B. Holdings Ltd., which was controlled by Mr. Tzidon, one of our principal shareholders. In March 2010, Greenstone Industries Ltd., or Greenstone, purchased a controlling interest in the Company from A.O. Tzidon (1999) Ltd. and Mr. Tzidon.

On April 2, 2015, the Tel Aviv District Court, or the Court, granted Greenstone’s petition, due to the financial and business condition of the Company, to appoint Adv. Mordechai Shalev as the Temporary Liquidator of the Company, with a mandate to identify and liquidate the Company’s assets and to investigate its conduct.

On October 28, 2015, the Temporary Liquidator filed with the Court an agreement for the sale of the Company, or the Acquisition Agreement, by way of a share issuance to Mr. Tzidon and Magic Stones. The Acquisition Agreement was reached following a ‘request for proposals’ (RFP) procedure carried out by the Temporary Liquidator to sell the Company free and clear from all assets and obligations of any kind. The Acquisition Agreement was approved by the Court on February 2, 2016.

The approval of the Acquisition Agreement by the Court had the following consequences: (1) canceling the nominal value of the Company’s shares, such that the Company’s shares would have no nominal value, (2) converting 71,923,175 non-tradable options to purchase ordinary shares of the Company into 71,923,175 ordinary shares of the Company, (3) effectuating a reverse split of the Company’s shares at a ratio of 30,465:1, such that for each 30,465 shares of the Company, the shareholders of the Company received one share, and (4) increasing the share capital of the Company to 700,000,000 ordinary shares with no nominal value.  After giving effect to such actions and prior to the share issuances to Mr. Tzidon and Magic Stones, the total number of issued ordinary shares was 10,000. The reverse split became effective on February 25, 2016.

Pursuant to the Acquisition Agreement, the Company, at the direction of the Temporary Liquidator, issued to Mr. Tzidon and Magic Stones 9,990,000 ordinary shares representing, on the date of issuance, 99.9% of the issued and outstanding share capital of the Company, in consideration for which these shareholders paid NIS 600,000 (approximately $153,000, at the exchange rate in effect at the time of the purchase) to the Temporary Liquidator.

The Board of the Company subsequently identified a new business direction to pursue in the area of aviation transportation via light electrically operated aircrafts. The electric aircraft eco-system that the Company seeks to establish is intended to enable passengers to book an “on demand” flight as a cost-effective solution compared with other available transportation methods of regional travels. The aircraft to be developed is planned to be emissions-free, quiet, high speed, safe and easy to operate, with lower operating and ownership costs. In furtherance thereof, on May 15, 2016, the Company established a new, wholly-owned Israeli subsidiary, Eviation Tech Ltd., for the purpose of developing and commercializing its new business focus. On July 17, 2016, Mr. Tzidon and Magic Stones assigned or otherwise transferred all of their rights relating to the business focus of light aircraft aviation technology to the Subsidiary.

On March 2, 2017, our corporate name change to Eviation Aircraft Ltd. became effective. We adopted our new name as part of our transformation into our new business focus of designing, developing and manufacturing a light electric passenger aircraft and providing supportive services required for an economically viable electric aircraft eco-system. In connection with the Company’s name change, effective March 2, 2017, the Company’s ordinary shares began to be quoted under the ticker symbol EVTNF on the OTCPK.

On August 23, 2017, we announced that our Board of Directors had approved the sale of up to 6,000,000 Ordinary Shares, no par value, at a price per Ordinary Share of $1.50, for an aggregate purchase price of up to $9 million, or the Investment Amount, pursuant to the terms of a share purchase agreement, described further below.

A.O. Tzidon and Michael Ilan Management and Investment Ltd., or Michael Ilan Management, have invested a total of approximately $1 million on account of the Investment Amount, and each is entitled to further invest up to a total investment amount of approximately $2.5 million, at additional closings through May 31, 2018. An additional 2 million shares may be sold to other investors.

In December 2017, the Company entered into a Technology Evaluation Agreement with Siemens Aktiengesellschaft, or Siemens, pursuant to which Siemens provided the Company with one electrical propulsion unit for testing and integration with Eviation Alice for a period of 12 months, or the Siemens Agreement.

On February 18, 2018, the Company entered into a Binding MOU with an investor, pursuant to which an amount of $2 million was advanced to the Company in two separate installments. For further discussion of the Siemens Agreement and the February 2018 MOU, see “Item 4. Information on the Company – B. Business Overview- Capital Resources”.

B. BUSINESS OVERVIEW

OUR BUSINESS

The Subsidiary was incorporated in Israel on May 15, 2016, for the purpose of developing and commercializing electric propulsion aviation, the Company's new business focus. Through the Subsidiary, we are designing, developing and intend to manufacture a light, electric passenger aircraft, which we refer to as the Eviation Alice, and to provide support services required for an economically viable electric aircraft eco-system.

The viable electric aircraft eco-system is intended to enable passengers to book an “on demand” flight as a cost-effective solution compared with other available transportation methods of regional travels. The Eviation Alice under development will be inexpensive to operate, significantly reducing the cost of travel for passengers. We believe that a passenger aircraft that is cheap to own and operate, quiet, fast and easy to fly, will eventually create a market shift for short haul regional travel.

We are currently in the proof of concept stage and intend to test all the components of the enabling core technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems). Testing will first take place on scaled models that are currently under construction.

ABOUT EVIATION ALICE

Eviation Alice is designed to be an emissions-free, quiet, high speed, safe and easy to fly aircraft, with lower operating and ownership costs. We expect this aircraft to achieve an over 60% reduction in direct operating costs compared with a similarly sized non-electric aircraft. We also estimate that such cost reduction, combined with the inherently low maintenance costs of electrical drives, will place Eviation Alice in competition with personal automobiles and the various modes of public transportation for destinations exceeding 100 miles.

Eviation Alice is designed to accommodate nine passengers for a maximum travel distance of 800 miles, using electrical power only. It is designed to cruise at over 220 knots (ktas) using only 180 kilowatt (Kw) of power, at a cost per available seat mile, or “CASM”, of under $0.10. If development is successful, this would allow the Eviation Alice to favorably compete in the general aviation market by providing a viable and economically accessible alternative to the regional transportation options of today. In addition, due to the relatively quiet and emission free engine of Eviation Alice, it will be able to utilize many small airfields that were not previously accessible due to environmental regulations.

CORE ENABLING TECHNOLOGIES FOR THE EVIATION ALICE

The Eviation Alice development process includes the following core-enabling technologies that are in different stages of their development cycle:

Airframe design

We have developed a highly efficient airframe, designed and built from the ground up for electric propulsion. The air frame allows for efficient use of distributed propulsion; low cooling drag and efficient thermal management. The airframe has been extensively tested and analyzed and is expected to fly at scale in the first half of 2018. The first full scale prototype airframe designed for nine passengers is to be constructed throughout 2018 and is expected to be ready for first prototype flight by the fourth quarter of 2018. The construction of the full-scale aircraft has been found eligible for Israeli government support, pursuant to a support and investment agreement entered on December 18, 2016 by and between the Subsidiary and the OCS, or the Support and investment Agreement. For further discussion of the Support and Investment Agreement, see below sub-section “Development Awards” in this Section 4B.

Electrical Propulsion Unit

One highly efficient electrical propulsion unit has been secured as part of the Siemens Agreement. The electrical propulsion unit is being tested and will be integrated as the electric drive system of the aircraft. Siemens is expected to finalize the airworthiness PART 33 certification of its electrical propulsion units within the development period of Eviation Alice.

Battery technology

Eviation Alice will utilize a battery pack consisting of lithium polymer battery cells provided by Kokam Co. Ltd, a South Korean battery manufacturer. The battery cells have proven high energy density, high cycle life and achieved good safety test results in both internal and industrial tests conducted. The battery integration and the electrical and thermal management systems of the battery pack are performed and manufactured by the Subsidiary and include several unique proprietary features and techniques.

Autonomous flight and sensing systems

In addition to the development and manufacturing of Eviation Alice, we are also developing related services and technologies that will demonstrate our vision of the Eviation Alice eco-system. These developments include stand-alone low cost auto-piloting solutions, high volume, machine airspace management, real-time remote assistance and piloting service. These technologies are sub-systems that could be integrated into existing and future general aviation aircrafts as products or services, regardless of the maturity of the Eviation Alice.

Collision Avoidance and Remote Communication

We are developing an obstacle detection and collision warning system, in addition to other optical sensors to assist with full surrounding awareness by the aircraft. This system will also include a machine to machine (M2M) data connection that will allow the plane to communicate with other planes for safe and automated formation flights.

Auto Landing System

We have purchased all rights under a U.S. patent for a high precision electro-optical positioning system. Under the rights obtained, the Subsidiary has completed the conceptual design of a low-cost auto-landing system, currently being developed under contract with Zickel Engineering Ltd. The system prototype was completed during the second half of 2016 and integrated as part of our advanced auto-pilot system. As such, this feature will be integrated into Eviation Alice, and its scale models. The autonomous flight and sensing systems are also intended to be developed as the first stage of our auto-pilot aircraft.

There can be no assurance that our development efforts will prove to be successful.

MARKET OVERVIEW

General Aviation

General aviation, comprising all aircraft other than military aircraft and scheduled commercial airliners, presents an uncommon form of long distance transport.

According to the 2016 General Aviation Statistical Databook and 2017 Industry Outlook, an annual statistical review issued by the General Aviation Manufacturers Association, the general aviation market includes over 416,000 aircraft worldwide, ranging from two-seat training aircrafts and utility helicopters to intercontinental business jets flying today, most of which are based in the United States and Europe. In the United States., the general aviation fleet flies over 24 million flight hours to more than 5,000 U.S. public airports, while scheduled commercial airlines serve less than 400 airports. The European general aviation fleet can access over 4,200 airports.

The global aviation industry has been growing and developing over the past few years. In 2016, the general aviation industry showed total revenue of more than $24 billion and delivery of 2,262 new aircrafts. A slight increase compared to the previous year is shown in the business jets deliveries, representing the largest market share for business jets since 2007. In comparison, the commercial aviation industry is estimated at $260 billion in new aircraft deliveries each year. Moreover, commercial aviation has grown at roughly 4% in 2017, compared with a 0.5% annual growth rate for general aviation since 2010.

Regional Transportation

According to national household travel surveys conducted in 2001 and 2009, as published by the U.S. National Bureau of Transportation Statistics as summarized in Long Distance Transportation Patterns: Mode Choice, out of the 2.6 billion trips of over 50 miles in distance taken annually by Americans, 2.36 billion trips are of 100-750 miles, making the regional distance account for 91% of the total trips taken, with an estimated total of over $1 trillion spent on this type of travel.

We aim to target trips at a destination distance of 100-749 miles, rendering 50-100 miles as more suitable for a car and trips over 750 miles for main-stream commercial aviation. According to the data provided by the travel survey, a regional-distance trip that accounts for 91% of all trips over 50 miles, and that is currently served almost exclusively by cars (93.1%).

We believe that our focus is on building a plane that will cruise at 4-5 times the speed of a car on a highway, but at a cost per mile that’s closer to a bus or a regional train is possible with electric propulsion. Our proposed aircraft plane design will have two overlapping missions that are at the core of the Eviation business plan – first to compete in the general aviation market, and second to make light aviation a real regional transportation alternative.

Competitive Modes of Travel

The Eviation Alice will compete with light aircraft in the general aviation market and with trains, buses and private automobiles in the regional travel market. Light aircrafts are highly expensive for travel. The CASM (cost per available seat mile) for a light aircraft is estimated at $0.20 to $0.50, not including pilot’s expenses.

According to an AAA 2017 report captioned, “Your Driving Costs”, the driving CASM for a mid-size sedan at full seating capacity in 2017 was $0.12 - $0.20. The average CASM in the commercial aviation industry is $0.13, but additional costs for the customer significantly vary based on competition on routes, so that regional prices in the U.S. commercial aviation industry range between $0.21 and $0.90 per mile traveled. Buses and regional trains are less expensive (CASM of $0.8 - $0.11) but are also very slow in commute. High speed trains are more expensive (CASM of $0.25 - $0.35), and like commercial aviation require a significant investment in infrastructure.

We believe that Eviation Alice adds a unique and inexpensive alternative to the current existing regional transportation options for travel distances of 100-750 miles, while using the existing infrastructure of general aviation, at an estimated CASM of $0.10 or less.

OUR BUSINESS STRATEGY

Our business plan includes three distinct stages as described below:

1.       Proof of Concept – We are currently in the proof of concept stage and intend to test all the components of the Eviation Alice core enabling technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems). Testing will initially take place on the scaled models and on the full-scale aircraft once completed. We expect to complete the proof of concept stage by the end of 2018. The expected cost of this stage is approximately $8 million. We are in advanced negotiations with several regional operators in North America and Europe to conclude pre-orders for a number of aircraft to be sold at the production stage. These negotiations are in large measure dependent upon our execution at the Proof of Concept stage.

2.     Certification and Pre-Production - We plan to complete the industrial production design process for Eviation Alice, based on the results of the flight tests for commercialization and type certification of the aircraft. We further intend to collaborate with established airframe manufacturers to support the process of commercialization of the design. We also plan, based on the assessment of the certification process, to complete the development of the transportation service platform and initiate marketing through our early adopter clients (regional operators contacted in the Proof of Concept stage) and independently. This will include first MROs (maintenance repair and overhaul facilities). This stage is planned to be completed by the end of 2020. We estimate the cost of this stage at approximately $40 million.

3.     Full Production and Operations - In the third and final stage, we plan to complete the certification process of the Eviation Alice manufacturing lines, maintenance and operations infrastructure, and partner with manufacturers and marketers for the commercialization of the aircraft, along with additional developed systems and services. We estimate the earliest expected sale of a complete certified Eviation Alice will be in the year 2021, and the ramp up to full production is expected to continue through 2024. The cost of this stage, which is a derivative of future market demand and manufacturing strategy, cannot be estimated at this time.

CAPITAL RESOURCES

Company Loan Agreement

In order to advance the business of the Company, on July 17, 2016, Mr. Tzidon and Magic Stones Gemstone Import and Marketing Ltd., or Magic Stones, entered into the Company Loan Agreement, pursuant to which they advanced a total of $0.5 million to our company for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. As security for such loan, we granted them a lien and security interest on all of the shares of the Subsidiary held by us. The loan may be repaid at any time in minimum increments of $50,000. The proceeds of the loan are to be used for funding our on-going operations. To date, the Company has not repaid any portion of the loan.

Subsidiary Loan Agreement

Additionally, on July 17, 2016, Mr. Tzidon and Magic Stones entered into the Subsidiary Loan Agreement pursuant to which they agreed to provide a credit line of up to $4.5 million for a period of seven years at an annual interest rate equal to the lower of (i) 3.2% per annum, and (ii) the minimum rate required by law to avoid the imputing of tax. Draws on such credit line may be made in increments of not less than $50,000, and outstanding amounts on the credit line may be repaid in increments of not less than $50,000. Accrued interest is payable annually. As security for amounts owing under the credit line, the Subsidiary granted to these shareholders a floating lien and charge on all the assets of the Subsidiary, and a fixed charge on all the intellectual property rights owned by the Subsidiary at any time. An event of default on any loan made to the Company and the credit line granted to the Subsidiary would trigger an event of default under the other debt instrument. As of the date of this report, our Subsidiary has drawn approximately $3.6 million under this facility, of which approximately $0.5 million has been repaid.

August 2017 Share Purchase Agreement

Additionally, on August 23, 2017, A.O. Tzidon, Michael Ilan Management and the Company entered into the August 2017 Share Purchase Agreement pursuant to which A.O. Tzidon and Michael Ilan Management invested a total of approximately $1 million on account of the Investment Amount, and each is entitled to further invest up to a total investment amount of approximately $2.5 million each, at additional closings through May 31, 2018. Under terms of the Share Purchase Agreement, our Board of Directors has approved the sale of up to 6,000,000 of the Company's Ordinary Shares, no par value, at a price per Ordinary Share of $1.50, for an aggregate purchase price of up to $9 million under the Share Purchase Agreement and directed management to seek additional investors to complete an investment round of $9 million.

We used part of the funds from the sale of our Ordinary Shares to repay the debt owed to our controlling shareholders.

February 2018 Binding Memorandum of Understanding

On February 18, 2018, the Company entered into a Binding Memorandum of Understanding or MOU with an investor. Pursuant to the MOU, the parties agreed to negotiate a definitive agreement for an equity investment in the Company by the investor of up to $12 million at a price per Ordinary Share of $1.50. This amount, if approved under a definitive agreement, will be paid in up to three installments, or the New Investment. Pursuant to the terms of the MOU, an investor has advanced to the Company an aggregate amount of $2 million on account of the New Investment. The parties are negotiating a definitive agreement, and if such definitive agreement is not entered, we will be required to repay the advance amount promptly upon the closing of an equity investment in the Company of at least $2 million.

The MOU further stipulates that the Investor shall be entitled to receive a warrant of up to 3,000,000 Ordinary Shares of the Company for no additional consideration, exercisable solely upon the Investor having timely paid the Company the entire Investment Amount.

MATERIAL AGREEMENTS

Siemens Agreement

In December 2017, the Company entered into the Siemens Agreement, pursuant to which Siemens provided the Company with one electrical propulsion unit, or EPU, for a 12 month evaluation period free of charge (except for shipping and insurance fees). The EPU is to be integrated into the Eviation Alice at our facility and for the purpose of testing Eviation Alice, including in flight-testing, all for non-military purposes. The Siemens Agreement further provides that the Company is responsible for compliance with any aviation law or any aeronautical admission, certification and approval requirements regarding the installation, commissioning and operation of the EPU integrated into the Eviation Alice.

License and Service Agreement for the manufacturing of the scaled models and electric synergy prime aircraft

On September 1, 2015, our controlling shareholder, Mr. Tzidon, entered on behalf of our Subsidiary into a License and Service Agreement, or LSA, with Mr. John McGinnis, on behalf of himself and on behalf of his companies (collectively, “McGinnis”). Pursuant to the terms of the LSA, our Subsidiary acquired a worldwide exclusive license to a patent and know-how necessary for the completion and utilization of a flying electric Double Boxtail aircraft for use solely in the field of electric powered aircraft (including hybrid electric) above 55 lbs, including the rights to develop, make, commercialize, and import products and processes. Three years after the termination of the LSA, the license will automatically become non-exclusive. As of December 31, 2017, the Company has paid $700,000 for the development and production of scaled demonstrators and additional development and production services relating to a full-scale electric synergy prime aircraft.

As of March 2016, due to a lack of progress in the development and supply of the model or the completion of the synergy prime aircraft, the LSA has in effect been suspended, and could be reinstated in agreement between the parties at any stage. The suspension of the LSA has led us to focus solely on the development of the Eviation Alice and accelerate its construction program as described above.

As we progress with our development efforts, we intend to enter into joint development and risk-sharing agreements with established OEMs and Tier 1 suppliers or systems. These agreements are intended to further the development of our Eviation Alice and reduce the risks involved in the type certification of a new aircraft.

Administrative Services Agreement for the provision of various services and the lease of office space

On November 30, 2015, our controlling shareholders Mr. Tzidon and Mr. Michael Ilan entered into an Administrative Services Agreement, or ASA, with Phinergy Ltd., a company also controlled by Mr. Tzidon and Mr. Ilan. Pursuant to the ASA, Phinergy provides our Subsidiary with: (i) administrative and general services, including secretarial and management services; (ii) human resource services; (iii) accounting and bookkeeping services, including the services of a chief financial officer; and (iv) office space and office services, including telephone, fax and data communications and cleaning services (the services described in (i) through (iv), collectively, the “Services”). In consideration for these Services, our Subsidiary pays to Phinergy a monthly fee, calculated on the basis of the actual cost to Phinergy of providing the Services, derived as a percentage of the global costs paid by Phinergy for receiving such services for itself and our Subsidiary together. Fees are paid on a quarterly basis in arrears.

INTELLECTUAL PROPERTY

In July 2016, our Subsidiary acquired from Eye Point Ltd., a company owned by our shareholder Mr. Dekel Tzidon, all rights under US patent No. 8,314,928, or the Eye Point Patent. The Eye Point Patent will expire on November 12, 2026. This patent allows us to develop our conceptual design of an auto-landing system.

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

REGULATORY ASPECTS

Our intended business is regulated by the FAA and the Department of Homeland Security. In the United States, we will be required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. When we reach the stage of mass production and deployment of the Eviation Alice, we will also be subject to various federal, state, and local laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We intend to continuously assess our compliance status and management of environmental matters to ensure our operations are in substantial compliance with all applicable environmental laws and regulations. Investigation, remediation, operation and maintenance costs associated with environmental compliance and management of sites will be a normal, recurring part of our operations. It is reasonably possible that costs we incur to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows, if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

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

Since November 2, 2016, we have been an associate member of GAMA, an aviation industry trade association representing general aviation (non-military & non-airliner) aircraft manufacturers and related enterprises, chiefly in the United States.

COMPETITION

Our competitive landscape includes companies that are established airframe manufacturers, and startups building an electric aircraft. In product terms, competing companies are making fixed wing aircrafts, rotorcrafts and combinations thereof. The leader among the established manufacturers is Airbus, which has created the e-fan program and demonstrated manned electric flight of a 2-seat electric trainer in 2014. Other companies include Zunum Aero LLC, a Seattle based startup that intends to build a 10-12 passenger hybrid – electric aircraft that resembles a light business jet and targets the same market segment as we do, and Pipistrel of Slovenia which is already producing a fully electric light aircraft called the pipistrel Alpha Electro. Several American startups are developing an electric Vertical Take Off and Landing (eVTOL) aircraft, that will compete for funding and market share in the future. The leading companies of these to date are Zee Aero LLC and Joby Aviation LLC, both based in California, USA.

It is our view that the efficiency of our Eviation Alice design will make for a unique value proposition for regional distance travel, while the eVTOL capabilities of the competition will make them more expensive and offer a shorter range of flight. In addition, we see an advantage to our all-electric system in reduced maintenance costs.

DEVELOPMENT AWARDS

On December 18, 2016, our Subsidiary signed a Support and Investment Agreement with the OCS. Under the agreement, the Company will develop a passenger electric aircraft. The plan will be performed over 24 months commencing on January 1, 2017. The Subsidiary is entitled to receive up to 50% of the actual costs and up to NIS 3 million (approximately $865,000). As security, the Subsidiary provided a bank guarantee in the amount of NIS 225,000 that will be effective until 3 months after the end of the project. The Subsidiary has registered a lien on a bank deposit in the same amount in favor of the bank providing the guarantee. According to the agreement, the Subsidiary will be required to pay royalties in an amount of 5% on sales of products and services derived from a technology developed using these grants until 100% of the CPI-linked grant and interest is repaid.

As of December 31, 2017, the Subsidiary received approximately NIS 1.3 million (approximately $377,000) in respect of actual costs incurred by the Subsidiary. Since January 1, 2018, the Subsidiary has received an additional amount of approximately NIS 413,000 (approximately $118,000).

RESEARCH AND DEVELOPMENT

Research and development expenses recorded in 2017 amounted to $1,146,000.

SEASONALITY

At present, our operations are not influenced by seasonal effects.

C. ORGANIZATIONAL STRUCTURE

                See discussion in Section 4A. “Information on the Company” above.

D. PROPERTY, PLANTS AND EQUIPMENT

All of our facilities are leased, and we do not own any real property. Our principal executive offices are located in 1 Ha’Ofeh Street, Kadima-Tzoran, Israel. Our offices are located within a commercial office building on approximately 200 square meters pursuant to a 2-month lease which commenced on December 1, 2015 with six option periods of 12 months each that will be automatically exercised unless we provide termination notice within 90 days before the end of each lease period. We have no material tangible fixed assets apart from our office furnishings and IT system.

On January 9, 2017, we entered into a lease agreement for additional office space and parking spots with Bakarel Ltd., an affiliate of Michael Ilan Management. The lease period commenced on January 1, 2017 for one year with an option to extend the lease period for up to an additional six years. The contract is renewed automatically unless the Company provides a termination notice within 90 days before the end of each year lease period.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis in conjunction with item 3 “selected financial data” and our consolidated financial statements and notes thereto included elsewhere in this annual report. This “operating and financial review and prospects” section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under the caption “risk factors” and elsewhere in this report.

A.  OPERATING RESULTS

Summary

In April 2015, at the request of the creditors of the Company, the Tel Aviv District Court appointed a Temporary Liquidator to obtain and realize the Company’s assets and to settle its liabilities. The Temporary Liquidator arranged for the transfer and assumption of all assets and liabilities of the Company to a trust managed by the Temporary Liquidator, and the issuance to Mr. Tzidon and Magic Stones, of 9,990,000 ordinary shares, representing 99.9% of the issued and outstanding share capital of our Company. On February 2, 2016, the Tel Aviv District Court approved the Agreement and the acquisition of the Company thereunder by Mr. Tzidon and Magic Stones.

Following the approval of the Agreement by the Court, the following was implemented (1) canceling the nominal value of the Company’s shares, such that the Company’s shares will not have any nominal value, (2) converting 71,923,175 non-tradeable options to purchase ordinary shares of the Company into 71,923,175 ordinary shares of the Company, (3) effectuating a reverse split of the Company’s shares at a ratio of 30,465:1, such that for each 30,465 shares of the Company, the shareholders of the Company received one share, and (4) increasing the share capital of the Company to 700,000,000 ordinary shares of the Company with no nominal value.  After giving effect to such actions and prior to the share issuances to Mr. Tzidon and Magic Stones, the total number of issued ordinary shares of the Company was 10,000. The reverse split became effective on February 25, 2016.

Following the acquisition of the Company, we embarked through a newly created subsidiary established in May 2016 in the design and development of a light propulsion electrically powered passenger aircraft. We are currently in the proof of concept stage and intend to test all the components of the Eviation Alice core enabling technologies (airframe design, electric drive, battery technology and autonomous flight and sensing systems). Testing will take place on the scaled models and the full-scale aircraft once completed.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standard Board, or IASB.

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

For a further description of our material accounting policies, please read Note 3 to our consolidated financial statements for the year ended December 31, 2017, starting on page F-1 of this annual report.

Results of Operations

Comparison of 2017 and 2016

No revenues were recorded in either 2017 or 2016.

The operating loss for the year ended December 31, 2017 and 2016 was $1,893,000 and $2,170,000, respectively. The decrease in the operating loss for the year ended December 31, 2017 as compared to the year ended December 31, 2016 is primarily attributable to a decrease of approximately $700,000 in research and development expenses offset by an increase of approximately $400,000 in marketing, general and administrative expenses.

Research and development expenses for the year ended December 31, 2017 were $1,146 as compared to $1,829,000 in year ended December 31, 2016. The decrease is mainly due to grants received from the OCS in the amount of $495,000 and a decrease in materials and subcontractors’ expenses of approximately $600,000 resulting from a reduction in non-recurring engineering costs with subcontractors, and the expansion of research and development activities internally. Such decrease was primarily offset by increases in salary and depreciation expenses in a total amount of approximately $400,000.

Marketing expenses for the year ended December 31, 2017 were $321,000 as compared to $80,000 in the year ended December 31, 2016. The increase in marketing expenses is mainly attributable to investment in branding and public relation expenses during 2017 as well as an increase in travel expenses and exhibition costs.

General and administrative expenses for the year ended December 31, 2017 were $426,000 as compared to $261,000 in the year ended December 31, 2016. The increase is primarily attributable to audit and accounting expenses.

Financing expenses, net, for the year ended December 31, 2017 were $235,000, an increase of $164,000 compared to $71,000 in the year ended December 31, 2016.  The increase was mainly related to interest expenses on the drawdowns from the Loan Agreements, offset by exchange rate differences.

Tax expenses in 2017 amounted to $31,000 due to a reversal of income tax benefits recorded in respect of 2017 compared to an income tax benefit of $553,000 in 2016.

No loss from discontinued operations was recorded in 2017 or 2016.

Comparison of 2016 and 2015

The Company’s legacy waste disposal operations in were discontinued and the comparative results for 2015 were presented in 2016 financial statements as discontinued operations. As such, we believe that a period-to-period analysis will be of limited value in assessing our operations or prospects. Accordingly, the analysis below refers solely to operating results of 2016 as we commenced our new business focus in 2016.

The operating loss for the year ended December 31, 2016 of $2,170,000 was attributable to the expenses incurred in the design and development of our light, electric passenger aircraft - the Eviation Alice.

 No revenues were recorded in the year 2016.

Research and development expenses for the year ended December 31, 2016 were $1,829,000 and primarily consisted of salary, materials and subcontractor's payments related to the development of the Eviation Alice, which development commenced in 2016.

Marketing expenses for the year ended December 31, 2016 of $80,000 included primarily professional fees paid to third parties consultants and expenses incurred in connection with travel and lodging undertaken to advance the business of the Company and meet prospective investors, strategic suppliers and customers. General and administrative expenses for the year ended December 31, 2016 were $261,000. The expenses in 2016 are primarily attributable to legal, audit and insurance related expenses.

Financing expenses, net, in 2016 was an immaterial amount and consisted mainly of interest expense on shareholders loan offset by exchange rate differences.

Income tax benefit in 2016 amounted to $553,000 and derived from recording a tax asset which offset a tax provision that was recorded in respect of shareholders loans that were provided on favorable terms.

Loss from discontinued operation

No loss from discontinued operation was recorded in 2016 compared to a loss of $226,000 in 2015 attributable to the Company’s legacy waste disposal operations which ceased in 2015 with the appointment of the Temporary Liquidator by the Court.

Recently Issued Accounting Standards

A number of new standards, amendments to standards and interpretations were not yet in effect for the year ended December 31, 2017, and have not been applied in preparing our consolidated financial statements as of that date. Those standards are not expected to have a material impact on the Company's financial statement.

Impact of Israeli Tax Policies and Government Programs on our Operating Results

Tax regulations have a material impact on our business, particularly in Israel where we have our headquarters. The summary in Item 10.E describes the current tax structure applicable to companies in Israel, with special reference to its effect on us.

Impact of Inflation and Currency Fluctuations

We are exposed to the risk that the NIS, after adjustment for inflation in Israel, will appreciate in relation to the U.S. dollar. In that event, the dollar-measured costs of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In 2017, the NIS appreciated against the dollar by approximately 9.8%, while in 2016 this percentage amounted to 1.5%. In 2015 and 2014, the NIS depreciated against the U.S. dollar by approximately 0.3% and 12%, respectively. In the year ended December 31, 2017, the inflation rate in Israel was 0.4%. In 2016, the annual deflation rate in Israel was approximately 0.2%. Therefore, the U.S. dollar cost of our Israeli operations increased in 2016. We cannot predict any future trends in the rate of inflation in Israel and whether the NIS will appreciate against the U.S. dollar or vice versa. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar, will increase our labor and other costs, which will increase the U.S. dollar cost of our operations in Israel and harm our results of operations.

Effective Corporate Tax Rate

The Israeli corporate tax rate was 26.5% in 2015, 25% in 2016 and 24% in 2017. Effective January 1, 2018 the corporate tax rate is 23%.

Grants and Participation

For a discussion of the grants received from the OCS and the Company’s repayment obligations thereunder, see Section 4.B “Business Overview -Development Awards” above.

As of December 31, 2017, the Company has an outstanding off-balance sheet contingent obligation to pay royalties to the OCS, including interest, in the amount of approximately $377,000, with respect to the grant under the Support and Investment Agreement.

As of December 31, 2017, the Company has generated no revenue from the technology developed using the OCS grant, and as such is not required to pay any royalties as of the date hereof.

Conditions in Israel

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our research and development and manufacturing facilities. See Item 3D. “Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

B. LIQUIDITY AND CAPITAL RESOURCES

In the year ended December 31, 2017, we had a negative cash flow from operating activities amounting to $1,627,000, mainly due to expenses incurred in the design and development of Eviation Alice. In the year ended December 31, 2016, we had a negative cash flow from operating activities amounting to $1,725,000. The Company’s cash and cash equivalents amounted to $284,000 as of December 31, 2017. As of December 31, 2017, we had $781,000 in long-term debt and $144,000 short-term bank loans.

The loans to the Company and Subsidiary under the Loan Agreements are secured by:

●	first ranking fixed charge on the shares of the Subsidiary held by the Company; and

●	a floating lien and charge on all of the assets of the Subsidiary, and a specific charge on all of the intellectual property rights owned by the Subsidiary at any time.

We have entered into loan agreements and equity investment agreements with our shareholders. We have additionally received a grant from the OCS. For a discussion of the Loan Agreements and equity investments in the Company, see Section 4.B “Business Overview-Capital Resources” above.

For a discussion of the grant received from the OCS and the Company’s repayment obligations thereunder, see Section 4.B “Business Overview- Development Awards” above.

We finance our activities through short and long-term loans, and issuance and sale of our ordinary shares.

We have in-balance sheet financial instruments and off-balance sheet contingent commitments. Our in-balance sheet financial instruments consist of our assets and liabilities. Our cash is invested in U.S. dollars and NIS interest bearing deposits with banks. The fair value of our financial instruments is similar to their book value. Our off-balance sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, (b) lease commitments of our premises and vehicles, and (c) directors’ and officers’ indemnities, in excess of the proceeds received from liability insurance which we obtain.

The Company had negative working capital of $496,000 as of December 31, 2017. Following expected capital infusions in 2018, it is the Company’s belief that it will have sufficient working capital for the Company’s present requirements.

Cash Flows

Cash flows used in operating activities during 2017 amounted to $1,627,000 (and in 2016, $1,725,000). Cash flows during 2017 were mainly used to finance the Company's expenses related the design and development of the Eviation Alice.

Cash flows used in investment activities during 2017 amounted to $209,000 (and in 2016, $395,000), mainly relating to purchase of fixed assets.

Cash flows provided by financing activities during 2017 amounted to $1,272,000 (and in 2016, $2,965,000) relating to the equity investments in the Company and Loan Agreements.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenses consist primarily of costs related to the design and development of our model light passenger aircraft. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our prototype.

The Company’s legacy operations in waste disposal management in existence as of December 31, 2015 have been discontinued and have been so recorded in our financials. Accordingly, there is no comparative year-to-year analysis of design and development related expenses as we commenced our new business focus in 2016.

	2017	2016	2015
	(US$ in thousand)
Payroll	741	505	-
Materials and subcontractors	630	1,224	-
Rent and office maintenance	67	46	-
Depreciation	141	31
Other	62	23	-
Less – OCS Grants	(495)	-	-
Total	1,146	1,829	-

Due to the inherently unpredictable nature of the design and development of a light propulsion passenger aircraft with the desired features, we are unable to estimate with any certainty the costs we will incur in the continued development of the aircraft model.

While we are currently focused on advancing the design and development of the aircraft model, our future research and development expenses will depend on the success of the design and development process, as well as on available resources and the ongoing assessments of commercial potential. In addition, we cannot forecast with any degree of certainty the success of any future commercialization arrangements, when such commercialization arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements. See “Item 3. Key Information – D. Risk Factors.”

As we advance the design and development of the aircraft model and assess the commercial potential of continued development plans, we may modify our plans.

 We expect our research and development expenses to increase from current levels as we continue the design and development of the aircraft. The lengthy process of completing a model aircraft and addressing regulatory requirements requires substantial expenditures. Any failure or delay in completing development of a model aircraft, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Due to the factors set forth above, we are not able to estimate with any certainty when we would recognize any net revenues from our operations.

D. TREND INFORMATION

We are focused primarily on the design and development of a light electric powered passenger aircraft. It is not possible for us to predict with any degree of accuracy the outcome of our research and development or our commercialization success. Our research and development expenditures are our primary expenditures. Increases or decreases in research and development expenditure are primarily attributable to the level and results of our design and development plans and activities relating to the aircraft, our assessment of commercial potential and the amount of expenditure on these activities. As we are still in the development stage with no revenue in 2017 or expected to be generated in the foreseeable future we cannot provide trend information.

E. OFF-BALANCE SHEET ARRANGEMENTS

Not applicable.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual obligations as of December 31, 2017, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated (in U.S. thousands of dollars with the exception of per share data):

	Total	Less than I year	1-3 years	3-5 years	More than 5 years
	US$ in thousand
Office Lease obligations	59		59
Employees and institutions in respect of payroll	111	111
Related party	462	462
Accrued interest	116	116
Shareholders loans	3,051				3,051
Total	3,799	689	59	-	3,051

 The foregoing table does not include contingent obligations to pay royalties to the OCS, since the total amount to be paid under the terms of those agreements is a function of future sales.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our executive officers and directors, as of the date of this report. Unless otherwise stated, the address for any of the individuals listed below is c/o Eviation Aircraft Ltd., 1 Ha’Ofeh St., Kadima-Tzoran, Israel, 6092000.

Name	Age	Position
Aviv Tzidon	61	Chairman of the Board of Directors
Omer Bar-Yohay	39	Chief Executive Officer
Liza Ohayon	43	Chief Financial Officer
Dan Halutz (1)	70	Independent Director
Eyal Rosner	53	Director
Avi Toledano	57	Director
Abraham Nahmias	62	Director
Orit Stav (2)	46	External Director
Aviad Pundak Mintz (1)	53	External Director

(1)	Member of our Audit and our Compensation Committees.
(2)	Chairman of our Audit and our Compensation Committees.

Executive Officers

Omer Bar-Yohay was appointed as the Company's Chief Executive Officer on April 3, 2016, and provided services to the Company from September 2015. Mr. Bar-Yohay served in the Israel Defense Forces from 1997 to 2008, and departed from service with the rank of Major. From 2008 to August 2015 Mr. Bar-Yohay served in the office of the Prime Minister of Israel in various managerial positions. Mr. Bar-Yohay holds a BA in History from the Hebrew University in Jerusalem.

Liza Ohayon was appointed as the Company's Chief Financial Officer on April 3, 2016. Ms. Ohayon joined Phinergy Ltd. in July 2015 and serves as its VP Finance and serves as our chief financial officer pursuant to the Administrative Services Agreement with Phinergy Ltd. Phinergy Ltd is controlled by Mr. Tzidon, one of our controlling shareholders. Prior to joining Phinergy, between March 2010 and March 2015, Ms. Ohayon served in several positions with Telit Communications PLC, a global leader in Internet of Things (IoT) enablement, including Tax Director and Corporate Controller. Between April 2001 and September 2009, Ms. Ohayon worked in PriceWaterHouseCoopers Israel and New York and has significant experience in managing and leading assurance engagements with private and public companies from the technology and retail industries. She is also very experienced in supporting startups from inception to maturity. Ms. Ohayon holds a B.A. degree in Business Administration and Accounting awarded by the College of Management Academic Studies in Rishon LeZion, Israel and she is a Certified Public Accountant in Israel.

Directors

Aviv Tzidon, one of our controlling shareholders, was appointed as a director on February 2, 2016 and as the Company’s Chairman of the Board of Directors on April 3, 2016. Since 2008, Mr. Tzidon has served as the Founder and CEO of Phinergy Ltd., an Israeli private company which operates in the green energy industry and develops metal-air energy systems. Mr. Tzidon is an accomplished entrepreneur who founded over ten high-tech companies, three of which were quoted on NASDAQ and another on the Frankfurt stock exchange. Mr. Tzidon is a creative thinker who likes to think "out of the box".  He holds over fifteen granted patents, many of which have led to breakthrough innovations across various industry segments (positioning systems, network protocol, navigation accuracy, virtual studio). These innovations have been implemented into a wide range of products and applications, from air combat training for the military to 3D graphics for TV broadcasting.

Dan Halutz was appointed as a director in July 17, 2016. Mr. Halutz served as the Chief of Staff of the Israel Defense Forces and commander of the Israeli Air Force from April 2000 to February 2007. From 2008 to 2010, Mr. Halutz was the chairman of the board of Starling Advanced Communications Ltd., a private Israeli company specializing in satellite communications and served as the chief executive officer of Kamor Motors Ltd., an Israeli company traded on the Tel Aviv Stock Exchange, specializing in importing BMW products to Israel and Bulgaria. From June 2013 to December 2016, Mr. Halutz served as the Chairman of Jobookit Holdings Ltd., an Israeli company traded on the Tel Aviv Stock Exchange that specializes in on-line recruitment software. Mr. Haloutz is partnering a few private consulting companies and serves as a board member in Berman Bakery Ltd group which is a private company and in Cyient Israel Ltd., a subsidiary of Cyient, a publicly-traded Indian company. Mr. Halutz holds a B.A. degree in Economics from Tel-Aviv University and has completed an Advanced Management Program course in Harvard University.

Eyal Rosner was appointed as a director in September 17, 2017. Mr. Rosner has 25 years of investment experience in the Israeli high-tech eco-system, with particular focus on early-stage investment. Since January 2017, Mr. Rosner is the co-founder and managing director of Beyond Mobility a hub and investment fund focused solely on the Israeli smart mobility domain. In 2012 Mr. Rosner founded the Fuel Choices & Smart Mobility Initiative under the Israeli Prime Minister's Office and served as Chairman until December 2016, and has established and led the program that initiated and supported the smart mobility ecosystem in Israel. Previously, Mr. Rosner served as the CEO of the Borovitz Mozes Group (BMG), a $3 billion privately held company controlling various companies including El Al Israel Airlines Ltd., Sonol Israel, Tambour Paints and GES Environmental Solutions, in most of which Mr. Rosner served as a board member and consultant. Previously, Mr. Rosner served as a Vice President of Bankers Trust for five years, where he was responsible for trading and sales in Israel. In 2010, Mr. Rosner was also an advisor to the Government of Israel and the Israeli Space Agency (2010), and served on the board of the Israeli chapter of the Young Presidents Organization (YPO). From 2007 to 2012 Mr. Rosner served as a captain in the Israel Defense Forces Navy after graduating with highest honors at the Naval Academy. Mr. Rosner holds a B.Sc. degree in Computer Science and Economics and an MBA degree, both from Tel Aviv University, and is a graduate of the HBS President Program.

Avi Toledano was appointed as a director on February 2, 2016. Since 2013, Mr. Toledano has focused on investment related activities in real estate. Between November 2006 and March 2013 Mr. Toledano served as a director in Teva Naot. Prior to that, from January 1986 to December 2005, Mr. Toledano was a partner of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he focused on mergers and acquisitions. Mr. Toledano holds a B.A. degree in Economics and Accounting from the College of Management Academic Studies and has been a Certified Public Accountant in Israel since 1988.

Abraham Nahmias was appointed as a director on February 2, 2016.   Mr. Nahmias has been a senior partner in Nahmias Grinberg Shachar C.P.A. (Isr.) since January 1985. Mr. Nahmias possesses more than 20 years of experience as a director in several public companies in a broad range of fields. He currently serves as a chairman of the board of directors of Allium Medical Solutions Ltd. (since 2014) and as a director in Nano Dimension Ltd. (since 2014), in Orad Ltd. (since 2011), and in Cellect Biomed Ltd. (since 2014). Mr. Nahmias holds a B.A. degree in Economics and Accounting from Tel Aviv University and has been a Certified Public Accountant in Israel since January 1981.

Orit Stav was appointed as a director on February 2, 2016. Ms. Stav is an experienced investment manager with more than 15 years of experience in the venture capital and private equity industries, as well as in the technology sector.  Ms. Stav currently serves as a professional board member in seven public companies (I.B.I Investment House Ltd., Elbit Vision Systems Ltd., Aran Research & Development Ltd., Israel Canada Ltd., O.R.T Technologies Ltd., HBL Hadasit Bio Technology, and Prior-Tech Ltd.). Ms. Stav is a Managing Partner in Israel Innovation Partner, a consultant firm for investments in technology startups.  From January 2006 to March 2010, Ms. Stav represented Siemens Venture Capital (SVC) in Israel and was responsible for all of Siemens’ investments in Israel. Prior to joining SVC, from January 1998 to May 2005 Ms. Stav was a partner at Platinum Neurone Ventures, an Israeli venture capital fund where she led investments from seed stage to successful exits and was responsible for two M&A transactions. She has gained experience working with entrepreneurs, represented the fund as a board member in portfolio companies and worked with leading international VCs. Ms. Stav holds a MBA degree from Hertfordshire University, UK, and a B.A. degree (Economics and Management) from Tel Aviv University.

Aviad Pundak-Mintz was appointed as a director on February 2, 2016. Mr. Pundak-Mintz serves as a Venture Partner at Canaan Partners Israel VC fund since its inception in 2014. Previously he was Venture Partner and General Partner at Gemini Israel Funds. Mr. Pundak-Mintz joined Gemini Israel Funds in 1999 and specialized in the area of enterprise software and SaaS. He has led numerous investments in the space and is considered one of the most successful and prolific early stage investors in Israel.

He draws on his start-up, venture capital and scientific background to make seed investments as an Angel, at CPI and previously at Gemini. He served as the Acting Chief Executive Officer of Sphera Corporation during 2003 performing a turnaround where he streamlined the operations of Sphera, lead it to record revenues and recruited a CEO and helped sell the company to Parallels. Prior to becoming a venture capitalist, Mr. Pundak-Mintz held a number of positions in business development and marketing at Nexus Telecommunications (NASDAQ: PNTR) and at ECI telecom where Mr. Pundak-Mintz’ team developed the first SDH system in the world.

Mr. Pundak-Mintz was a Director of BlazeMeter from 2012 until it was sold to Computer Associates in 2016. He was a director at dbMotion Ltd. from 2005 until it was sold to Allscripts (NASDAQ: MDRX) in 2013. He was an investor in a management buy-out and adviser to CEO of Optitex until it was sold to EFI (NASDAQ: EFII) in 2016. He was an investor and observer in Teads (previously wikio) sold to Altice in 2017. He was also a board member at Traiana sold to ICAP (LON: NXG), ItemField sold to Informatica (NASDAQ: INFA) Diligent sold to IBM (NASDAQ: IBM) and Neocleus sold to Intel (NASDAQ INTC).

  Mr. Pundak-Mintz served in the Israeli Navy as a project engineer for naval underwater systems. Mr. Pundak-Mintz is a frequent speaker in Israel and Europe on venture capital and high technology topics. He holds an M.B.A. degree from INSEAD and studied Computer Vision at the Weizmann Institute. Mr. Pundak-Mintz also holds a B.Sc. degree, with honors, in electrical engineering and a B.A. degree in mathematics, with distinction, from Ohio State University.

Arrangements for Election of Directors and Members of Management; Family Relationships

There are no arrangements or understandings with major shareholders, customers, suppliers or others related to the election of our Board of Directors or the appointment of members of our senior management. Mr. Dekel Tzidon, the brother of one of our controlling shareholders Aviv Tzidon, is a director in our Subsidiary. There are no other family relationships among any directors or members of our senior management.

B. COMPENSATION

Compensation of Officers and Directors

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2017:

	Salaries, Directors' fees, Service fees, Commissions and Bonus	Pension, Retirement and Similar benefits
All directors and officers as a group (9 persons)	$252,373	$38,670

Compensation Requirements under Israeli Law

Compensation Policy

In December 2012, an amendment to the Companies Law, or Amendment 20, became effective, requiring public companies to appoint a compensation committee. See “Compensation Committee” below for information concerning our Compensation Committee.

Pursuant to Amendment 20, we are required to adopt a compensation policy regarding the terms of office and employment of office holders, including compensation, severance and other benefits, exemptions from liability, insurance and indemnification. The Compensation Policy must be based on the considerations, must include the provisions and needs to reference the matters which are detailed in the Companies Law. An “office holder” is defined in the Companies Law as a general manager, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, a director and a manager directly subordinate to the chief executive officer.

According to the Companies Law, a compensation policy must be approved by the Board of Directors of the company following the recommendations of the Compensation Committee, and must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting, or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the voting power of the company. We expect to adopt a compensation policy in the near future.

The Compensation Policy must be approved by the Board of Directors and the Company’s shareholders every three years. In the event that the Compensation Policy is not approved by the Company’s shareholders, the Compensation Committee and the Board of Directors may still approve the policy, if the Compensation Committee and the Board of Directors determine, based on specified reasons and following further discussion of the matter that the Compensation Policy is in the best interests of the Company.

Changes to existing terms of office and employment of office holders (other than directors), only requires the approval of the Compensation Committee, if the Compensation Committee determines that the revised terms are not substantially different from the existing terms.

Pursuant to Amendment 20, any arrangement between a company and an office holder (other than a director or the chief executive officer) as to his or her terms of office and employment must be in line with the company’s Compensation Policy and requires the approval of such company’s Compensation Committee and Board of Directors. However, under certain circumstances and conditions, the compensation committee and the Board of Directors may approve an arrangement that deviates from the company’s compensation policy, provided that such arrangement is approved by the Compensation Majority of the company’s shareholders. The Board of Directors and the compensation committee of a company may, under special circumstances and for specified reasons, approve such an arrangement even if the shareholders did not approve it, following a re-discussion of the matter in which, among other things, any shareholders’ objections were examined.

Directors

Pursuant to Amendment 20, any arrangement between a company and a director as to his or her terms of office and employment must be in compliance with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the shareholders by a simple majority. In absence of a compensation policy, any such arrangement will require the approval of the Compensation Majority.

Under the Companies Law and regulations promulgated pursuant thereto, the compensation payable to external directors and independent directors is subject to certain further limitations. The independent director and the external directors are entitled to mandatory cash compensation as provided in regulations adopted under the Companies Law. Our other directors are not entitled to any cash compensation.

On October 15, 2016, the Company granted options to purchase 37,500 ordinary shares of the Company to each of the Company's directors at an exercise price of $1.00 per share, with a vesting commencement date of September 26, 2016, under the Company’s 2016 Equity Incentive Plan. In addition, on December 11, 2017, the Company granted options to purchase 37,500 ordinary shares of the Company to Mr. Eyal Rosner, at an exercise price of $1.00 per share, with a vesting commencement date of December 11, 2017, under the 2016 Equity Incentive Plan. The options are scheduled to vest in four annual installments from the vesting commencement date, as follows: 10,000 options on each of the first, second and third anniversaries of the vesting commencement date and 7,500 on the fourth anniversary of the vesting commencement date, subject to option holder’s continuing to be a director of the Company or any affiliate thereof through such dates. Notwithstanding the above, the vesting of the options may accelerate so that all shares subject to the option will be fully vested and exercisable immediately prior to the occurrence of any of the following corporate transaction: (i) A merger, acquisition, reorganization or consolidation in which the Company is not the surviving entity; (ii) the sale, transfer, exchange or other disposition of all or substantially all of the shares or assets of the Company.

The Company does not have any contracts with any of its non-employee or non-consultant directors that would provide for benefits upon termination of service.

Chief Executive Officer

Pursuant to Amendment 20, any arrangement between a company and its chief executive officer as to his or her terms of office and employment must be in line with the Compensation Policy and requires the approval of the Compensation Committee, the Board of Directors and the Company’s shareholders by the Compensation Majority.

Under certain circumstances and conditions, the Compensation Committee and the Board of Directors may approve an arrangement that deviates from the Compensation Policy provided it is approved by the shareholders by the Compensation Majority. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the terms of office and employment of a candidate for chief executive officer if the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement, provided that the compensation terms are in-line with the Compensation Policy.

Set forth below is the compensation of our management in the year ended December 31, 2017:

Chief Executive Officer – Mr. Omer Bar-Yohay

On April 3, 2016, the Board of the Company appointed Mr. Omer Bar-Yohay as the Chief Executive Officer of the Company and the Subsidiary.

On July 17, 2016, the Audit Committee and the Board approved the terms of employment of Mr. Bar-Yohay as the Chief Executive Officer of the Subsidiary effective as of July 1, 2016. On August 15, 2016, the Audit Committee and the Board ratified the compensation package for Mr. Bar-Yohay and on September 26, 2016, our shareholders ratified the compensation package for Mr. Omer Bar-Yohay.

Monthly Salary:

A gross monthly base salary of NIS 50,000 (approximately $14,000), plus customary benefits, which include managers’ insurance, education fund, travel expenses and long-term disability insurance.

Chief Financial Officer - Ms. Liza Ohayon

Our Chief Financial Officer is employed by Phinergy Ltd. and serves as our chief financial officer pursuant to an Administrative Services Agreement with Phinergy Ltd. We do not directly compensate our chief financial officer for services rendered; our Subsidiary pays to Phinergy a monthly fee, calculated on the basis of the actual cost plus markup to Phinergy, of providing the contracted for services, including those of our chief financial officer, derived as a percentage of the global costs paid for Phinergy for receiving such services for itself and our Subsidiary together.

Summary Compensation Table

The following table outlines the compensation granted to our most highly compensated office holders, including directors, during or with respect to the year ended December 31, 2017.

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car and social benefits paid to or earned by each listed executive during the year ended December 31, 2017.

Name	Position	Salary[1]		Bonus	Value of Equity Awards	Other Compensation	Total
Omer Bar-Yohay	CEO	$207,866		-	-	-	$207,866
Liza Ohayon[2]	CFO	$60,020		-	-	-	$60,020
Orit Stav	External Director	$7,881	[3]	-	$1,992	-	$9,873
Aviad Pundak-Mintz	External Director	$7,726	[3]	-	$1,992	-	$9,718
Dan Halutz	Independent Director	$7,551	[3]	-	$1,992	-	$9,543

1 Includes managers' insurance and pension funds, payments to the National Insurance Institute, advanced education funds, vacation allowance and other customary benefits.

2 Our Chief Financial Officer (Ms. Liza Ohayon) is employed by Phinergy Ltd. and serves as our chief financial officer pursuant to an Administrative Services Agreement our Company has with Phinergy Ltd. We do not directly compensate our chief financial officer for services rendered. Our subsidiary, Eviation Tech Ltd., pays to Phinergy a monthly fee, calculated on the basis of the actual cost plus markup to Phinergy of providing the contracted-for services, including those of our Chief Financial Officer, derived as a percentage of the global costs paid to Phinergy for receiving such services for itself and our subsidiary together.

3 Not including VAT, at 17%.

C. BOARD PRACTICES

Appointment and Terms of Office

Under the Companies Law and our articles of association, the supervision of the management of our business is vested in our Board of Directors. There must be at least three and not more than nine directors on the board of the Company including at least two external directors and one independent director. Any single shareholder of the Company holding at least twenty five percent (25%) of the issued shares of the Company may appoint, dismiss and replace two directors, to the extent such single shareholder exists. One director is appointed by the directors serving on the board, provided that such director has first been classified by the Audit Committee as independent in accordance with the provisions of the Law. As long as the number of directors serving on the board is less than the maximum number of directors, the Board can act to fill vacancies in the board up to the maximum number of directors, provided that (i) each shareholder holding at least thirty percent (30%) of the issued and outstanding share capital of the Company has agreed in writing to such appointment, and (ii) such appointment has not been opposed by two or more directors. If there is no single shareholder holding at least 30% and if the number of directors serving on the Board is less than the maximum number of directors, the shortfall number of directors of the Company (up to the maximum number of directors) shall be elected at each Annual Meeting by a simple majority and shall hold office until the end of the next Annual Meeting unless their office is vacated prior thereto in accordance with the provisions of the articles of association and the Companies Law.The provisions regarding the appointment of external directors are governed by the Companies Law. Directors serve until the next Annual General Meeting, unless their offices are vacated earlier under any relevant provision of our articles of association.

Alternate Directors

Our articles of association provide that a director may appoint, by written notice to us, any individual to serve as an alternate director. Currently, no alternate directors have been appointed. Under the Companies Law, (i) a director of a company whose articles of association permit the appointment of an alternate director to the board, may appoint another director as an alternate director to a committee of the board, provided that the alternate director is not already a member of such committee and further provided that if the appointing director is an external director, the alternate director shall possess the financial and accounting expertise or the professional qualification (as described under “External Directors” below) possessed by the appointing director, and (ii) an external director may not appoint an alternate director except as set forth in clause (i).

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. The law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

●	an employment relationship with the company;

●	a business or professional relationship with the company maintained on a regular basis;

●	control of the company; and

●	service as an office holder, except where the director was appointed as such for serving as an external director of a company that was contemplating becoming a publicly held company.

No person may serve as an external director if the person’s position or other business activities create, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

1.
At least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest voted at the meeting (disregarding votes abstained), vote in favor of election of the director; or

2.	the total number of shares of non-controlling shareholders voted against the election of the director does not exceed two percent of the aggregate voting rights in the company.

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

Under regulations recently promulgated under the Companies Law, at least one of the external directors serving on a company’s Board of Directors is required to have “financial and accounting expertise” and the other external director or directors are required to have “professional qualification”. The Companies Law further provides that to the extent at the time of nomination of an external director to the board, all of the directors of a company (excluding directors affiliated with a controlling shareholder) are of a certain gender, the external director nominated for appointment to the board at such time shall be of the opposite gender.

Ms. Orit Stav has financial and accounting expertise as defined by the Companies Law.

Mr. Aviad Pundak-Mintz has professional qualification as defined by the Companies Law.

The recently promulgated regulations set out the conditions and criteria for a director qualifying as having a “financial and accounting expertise” or a “professional qualification”. A director with financial and accounting expertise is a director who, due to his education, experience and skills, possesses capabilities relating to and an understanding of business and accounting matters and financial statements, which enable him to understand in depth the company’s financial statements and to initiate a debate regarding the manner in which the company’s financial information is presented. A director who meets certain professional qualifications is a director who satisfies one of the following requirements: (i) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (ii) the director either holds another academic degree or has obtained other high education in the company’s primary field of business or in an area that is relevant to his position, (iii) the director has at least five (5) years of experience serving in one of the following capacities or an aggregate of at least five (5) years of experience in two or more of the following capacities: (a) a senior business management position of a company with a substantial scope of business, (b) a senior position in the primary field of business of the company or (c) a senior public administration position. A proposed external director must submit to the company a declaration as to his or her compliance with the requirements for his or her election as an external director (including with respect to such person’s financial and accounting expertise or professional qualification).

The Board of Directors should determine the minimum number of directors having financial and accounting expertise in addition to the external directors. In determining such number, the Board of Directors shall consider, among other things, the type and size of the company and the scope and complexity of its operations.

Fiduciary Duties of Office Holders:

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the business feasibility of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty requires that an office holder act in good faith and for the benefit of the company, including (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he or she holds or his or her personal affairs; (ii) avoiding any competition with the company’s business, (iii) refraining from exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received by virtue of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder; Approval of Transactions with Office Holders:

The Companies Law requires that an office holder promptly, and no later than at the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in his or her possession, in connection with any existing or proposed transaction relating to the company. In addition, if the transaction is an extraordinary transaction, namely, (i) a transaction other than in the ordinary course of business; (ii) a transaction that is not on market terms; or (ii) a transaction likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing (“relatives”), or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the Board of Directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both Board of Directors and compensation committee approval. The compensation of office holders who are directors must be approved by our Compensation Committee, Board of Directors and shareholders, in that order. Until such time as we adopt a Compensation Policy, the requisite shareholder approval for compensation of office holders who are directors shall be the Compensation Majority.

Some other transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the Board of Directors or as otherwise provided for in a company’s articles of association, however, a transaction that is beneficial for the company’s may not be approved. In some cases, such a transaction must be approved by the audit committee and by the Board of Directors itself, and under certain circumstances shareholder approval may be required. Generally, in all matters in which a director has a personal interest he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, except in case of a transaction that is not extraordinary or for presenting the proposed transaction, if the chairman of the audit committee or Board of Directors (as applicable) determines it necessary. Should a majority of the audit committee or of the Board of Directors have a personal interest in the matter, then: (a) all of the directors are permitted to vote on the matter and attend the meeting at which the matter is considered; and (b) the matter requires approval of the shareholders at a general meeting.

Audit Committee

Under the Companies Law, the Board of Directors of any publicly traded company must appoint an audit committee, comprised of at least three directors including all of the external directors but excluding: (a) the chairman of the Board of Directors; (b) any controlling shareholder or relative of a controlling shareholder; or (c) any director employed by the company or who provides services to the company on a regular basis. Additionally, each company must certify that it has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Our audit committee currently consists of Ms. Orit Stav, Mr. Aviad Pundak Mintz and Mr. Dan Halutz. The chairperson of the audit committee is Ms. Orit Stav.

 The roles of our audit committee under the Companies Law include identifying irregularities in the management of the Company’s business and approving related party transactions as required by law. The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of a company’s auditors.

Our audit committee oversees (in addition to the Board of Directors) the accounting and financial reporting processes of the Company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent auditors’ qualifications, independence, compensation and performance, and the performance of our internal audit function. Our audit committee is also required to (i) find deficiencies in the business management of the Company and propose to our Board of Directors ways to correct such deficiencies; (ii) determine whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures; (iii) approve related-party transactions as required by Israeli law; and (iv) establish whistle blower procedures (including in respect of the protections afforded to whistle blowers). Additional duties of our audit committee are (i) to establish procedures to be followed in respect of non-extraordinary related party transactions with a controlling shareholder which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or whomever it designates for this purpose, in accordance with criteria determined by the audit committee, (ii) to establish procedures for approving certain related party transactions with a controlling shareholder, which having been determined by the audit committee not to be extraordinary transactions, were also determined by the audit committee not to be negligible transactions; and (iii) such other duties as may be directed by our Board of Directors. The audit committee may consult from time to time with our independent auditors and internal auditor with respect to matters involving financial reporting and internal accounting controls.

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

Under the Sarbanes-Oxley Act of 2002, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the Company. Accordingly, the appointment of the external auditors is approved and recommended to the shareholders by the audit committee and ratified by the shareholders.

Compensation Committee:

Our Board of Directors has established a compensation committee, which offers recommendations to the Board of Directors regarding equity compensations issues (with the Board of Directors also approving compensation of our executive officers). The compensation committee also makes recommendations to our Board of Directors in connection with the terms of employment of our chief executive officer and all other executive officers.

Under the Companies Law, a company’s compensation committee is responsible for: (i) making recommendations to the Board of Directors with respect to the approval of the compensation policy applicable to the company’s office holders and any extensions thereto; (ii) providing the Board of Directors with recommendations with respect to the adoption of and any amendments or updates to the Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

Our compensation committee currently consists of Ms. Orit Stav, Mr. Aviad Pundak Mintz and Mr. Dan Halutz. The chairperson of the compensation committee is Ms. Orit Stav.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as: (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company.

Ezra-Yehuda-Rosenblum Consulting, Control & Risk Management Firm serves as our internal auditor.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, voting at general meetings of shareholders on the following matters:

•	An amendment to the articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above-mentioned duties, and in the event of discrimination against other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, have a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

 Israeli Securities Authority Administrative Enforcement:

Under the Israeli Securities Law, the Israeli Securities Authority, or the ISA, may take certain administrative enforcement actions against a company or a person, including a director, officer or shareholder of a company, if performing certain transgressions designated in the Israeli Securities Law.  The ISA is also authorized to impose fines on any person or company breaching certain provisions designated under the Companies Law.

D. EMPLOYEES

As of December 31, 2015 we had not directly engaged any employees.

As of December 31, 2016 we had, through our Subsidiary 6 employees in Israel, all of which were engaged in design and development.

As of December 31, 2017 we had, through our Subsidiary, 9 employees in Israel, of which 8 were engaged in design and development.

We believe that our relations with our employees are satisfactory. We have not experienced a collective labor dispute or a strike.

Israeli labor laws are applicable to all of our employees in Israel.

We are not a party to any collective bargaining agreements and our employees are not represented by any labor union. However, certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Manufacturers’ Association of Israel) are applicable to all Israeli employees by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern the length of the workday and the workweek, minimum wages for workers, contributions to pension funds, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. These provisions are modified from time to time.

Israeli labor laws subject employers to increased liability, including monetary sanctions and criminal liability, in cases of violations of certain labor laws and certain violations by contractors providing maintenance, security and cleaning services.

Our Israeli employees are covered by pension insurance policies according to law requirement. Israeli employees and employers are required to pay predetermined sums to the Israeli National Insurance Institute which amounts also include, since January 1, 1995, payments for national health insurance.

E. SHARE OWNERSHIP

As of April 17, 2018, shares, options and warrants held by our officers and directors, then consisting of nine persons, are as follows:

Name (5)	Number of Ordinary Shares Beneficially owned (1)		Percentage of Outstanding Ordinary Shares (2)
Aviv Tzidon, Chairman of the Board	6,130,875		49.61%	(3)
Omer Bar-Yohay, Chief Executive Officer	999,000		9.34%
Liza Ohayon, Chief Financial Officer	-		-
Dan Halutz, Independent Director	10,000	(4)	-%
Eyal Rosner, Director	-		-
Avi Toledano, Director	10,000	(4)	-%
Abraham Nahmias, Director	10,000	(4)	-%
Orit Stav, External Director	10,000	(4)	-%
Aviad Pundak Mintz, External Director	10,000	(4)	-%
Directors and Officers as a Group (9 persons)	7,179,875		57.87%	(3)

1.
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

2.	Based on 10,694,820 ordinary shares outstanding as of April 17, 2018.

3.	Such percentage reflects warrants to purchase up to 1,652,590 ordinary shares granted to A.O. Tzidon (1999) Ltd. pursuant to the August 2017 Share Purchase Agreement.

4.	Except for Messrs. Bar-Yohay and Tzidon, each of our directors and officers beneficially owns less than 1% of our outstanding shares.

5.	Each shareholder’s address is c/o Eviation Aircraft Ltd., 1 Ha’Ofeh St., Kadima-Tzoran, Israel, 6092000

Equity Incentive Plan

The purpose of the 2016 Equity Incentive Plan, or the Plan, is to enable us to attract and retain qualified persons as employees, officers, directors, consultants and advisors and to motivate such persons by providing them with an equity participation in the Company. On September 26, 2016, the Company’s shareholders approved the adoption of the Plan, reserving 1,000,000 Ordinary Shares for purchase by the employees, directors, consultants and service providers of the Company, and its subsidiaries under the Plan.

The Plan is administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options.

Under the Plan, the terms and conditions under which options are granted and the number of shares subject thereto shall be determined by the Board of Directors. The Board of Directors also has discretion to determine the nature of the consideration to be paid upon the exercise of an option under the Plan. Such consideration generally may consist of cash, check or wire transfer or, at the discretion of the Board of Directors, consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Board of Directors or a combination of the above.

The Ordinary Shares acquired upon exercise of an option are subject to certain restrictions on transfer, sale or hypothecation. Options are exercisable and restrictions on disposition of shares lapse pursuant to the terms of the individual agreements under which such options were granted or shares issued.

The Company has elected to designate the Plan under the “capital gains” track of Section 102 of Israeli Income Tax Ordinance 5721-1961 (the “Tax Ordinance”), designed to afford qualified optionees certain tax benefits under the Tax Ordinance (a “Section 102 Plan”). Pursuant to the election made by the Company, capital gains derived by optionees arising from the sale of shares pursuant to the exercise of options granted to them under the Plan, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, the Company is not allowed to claim the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as an expense for tax purposes. The Company may change its election from time to time, as permitted by the Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including the registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Generally, each option, and any Ordinary Shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months from the date of grant.

As of March 31, 2018, we had 262,500 options outstanding under the Plan (of which 60,000 options are exercisable) at an exercise price of $1.00 per ordinary share.

ITEM 7.	MAJOR SHAREHOLDERS AND INTERESTED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth, as of April 17, 2018, to the best of the Company’s knowledge, information regarding the beneficial ownership by all shareholders who own beneficially more than 5% of our Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners or disclosed in public regulatory filings in the United States, in accordance with the applicable law, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 10,694,820 shares outstanding as of April 17, 2018.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned[1]
Name and Address[2]	Outstanding Shares	Warrant Shares[1]		Total Shares	Percentage
Aviv Tzidon[4]	4,120,875	10,000	[3]	4,130,875	33.43%
A.O. Tzidon (1999) Ltd.[1]	347,410	1,652,590		2,000,000	16.20%
Magic Stones Gemstone Import and Marketing Ltd.	4,120,875			4,120,875	33.38%
Michael Ilan Management and Investment Ltd.[1,5]	347,410	1,652,590		2,000,000	16.20%
Omer Bar-Yohay	999,000			999,000	9.34%
Dekel Tzidon[6]	749,250			749,250	7.01%
Directors and Officers as a group (consisting of 9 persons)[7]	5,467,285	1,712,590		7,179,875	57.87%

1Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

2Each shareholder’s address is c/o Eviation Aircraft Ltd., 1 Ha’Ofeh St., Kadima-Tzoran, Israel, 6092000.

3Options to purchase Ordinary Shares were granted to each of our non-executive directors, pursuant to our shareholders’ approvals on September 26, 2016 and December 11, 2017.

4Aviv Tzidon is the beneficial owner of 347,410 Ordinary Shares and warrants to purchase 1,652,590 Ordinary Shares held by A.O. Tzidon (1999) Ltd.

5Michael Ilan is the beneficial owner of 4,120,875 Ordinary Shares held by Magic Stones. and 347,410 Ordinary Shares and warrants to purchase 1,652,590 Ordinary Shares held by Michael Ilan Management.

6 Dekel Tzidon is the brother of Aviv Tzidon.

7Except for Messrs. Bar-Yohay and Tzidon, each of our directors and officers beneficially owns less than 1% of our outstanding shares.

On February 2, 2016, Mr. Tzidon and Magic Stones acquired 99.9% of the Company following court approval of the Acquisition Agreement.

The changes in holdings (excluding warrants) of the major shareholders over the last three years are detailed, to the best of our knowledge or based on the respective shareholder’s public filings, in the table below:

Holdings as of:	December 31, 2015	December 31, 2016	December 31, 2017	April 17, 2018
Aviv Tzidon	-	4,120,875	4,120,875	4,120,875
A.O. Tzidon (1999) Ltd.	-	-	347,410	347,410
Magic Stones Gemstone Import and Marketing Ltd.	-	4,120,875	4,120,875	4,120,875
Michael Ilan Management and Investment Ltd.	-	-	347,410	347,410
Omer Bar-Yohay	-	999,000	999,000	999,000
Dekel Tzidon	-	749,250	749,250	749,250

As of April 17, 2018, there were 26 record holders of Ordinary Shares, of which 6 were registered with addresses in the United States, representing approximately 0.07% of the outstanding Ordinary Shares. However, the number of record holders in the United States is not representative of the number of beneficial holders, nor is it representative of where such beneficial holders are resident since many of the Ordinary Shares are held of record by brokers and other nominees.

B. RELATED PARTY TRANSACTIONS

August 2017 Share Purchase Agreement

For a discussion of the August 2017 Share Purchase Agreement, see sub-section “Capital Resources” in Section 4.B “Business Overview” above.

Registration Rights Agreement

On August 17, 2017, in connection with the August 2017 Share Purchase Agreement, the Company entered into a Registration Rights Agreement with A.O. Tzidon and Michael Ilan Management and Investment Ltd. Pursuant to such agreement, A.O. Tzidon and Michael Ilan Management and Investment Ltd. received certain incidental and shelf registration rights. For further discussion of the Registration Rights Agreement, see our Current Report on Form 6-K, filed with the SEC on August 23, 2017.

Administrative Services Agreement for the provision of various services and the lease of office space

See: “Item 4. Information on the Company – B. Business Overview- Material Agreements”.

Insurance

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders for acts that he or she performed in his or her capacity as an office holder in relation to:

●	A breach of his/her duty of care to us or to another person;

●	a breach of his/her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his/her act would not prejudice our interests; or

●	a financial liability imposed upon him/her in favor of another person.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue and obtain such insurance and pay all premiums thereunder to the fullest extent permitted by the Companies Law. Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care.

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

On September 26, 2016, our shareholders approved entering into indemnification agreements with all then-existing and future directors and office holders of the Company.

Under the terms of the indemnification agreement, the total amount of indemnification for each applicable case (including all matters connected therewith), shall not exceed $ 1 million (in addition to any amounts paid under an insurance coverage).

C. INTEREST OF EXPERT AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We are currently not aware of any pending of threatened legal actions in which the Company is involved.

Dividend Distribution Policy

The Company does not currently have a dividend policy. The declaration and payment of any cash dividends in the future will be determined by the Board of Directors in light of the conditions existing at that time. This will include our earnings and financial condition. We may only pay cash dividends in any fiscal year, out of “profits”, as defined under the Israeli Companies Law. Currently we have no profits.

B. SIGNIFICANT CHANGES

Not applicable.

ITEM 9.	THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Share Price History

Our Ordinary Shares were traded on the Nasdaq Capital Market until February 2003 under the ticker symbol BVRSF. Our Ordinary Shares were delisted from the Nasdaq Capital Market after we failed to comply with its required listing standards. Our Ordinary Shares traded on the Over-the-Counter Bulletin Board under the symbol “BVRSF.OB” from February 2003 until March 2010. Following the change of our ticker symbol, on March 2, 2010 our Ordinary Shares began trading on the Over-the-Counter Bulletin Board under the symbol “RVBHF”. On May 1, 2014, our Ordinary Shares began trading on the OTCPK under the symbol “RVBHF”, and since March 2, 2017, our Ordinary Shares have been quoted on OTCPK under the symbol “EVTNF”.

According to the website of the OTCPK, the Company’s Ordinary Shares have not traded since February 22, 2016. In light of the lack of trading and the effect of the 30,465 for 1 reverse split effected on February 25, 2016, the Company believes that the listed share price $30.465 per share and the high and low of $30.005 per share indicated on the OTC Pink website do not reflect a reasonable trading price of the Company’s Ordinary Shares.

B.  PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

On May 1, 2014, our Ordinary Shares began trading on the OTCPK under the symbol “RVBHF”, and since March 2, 2017, our Ordinary Shares have been quoted on OTCPK under the symbol “EVTNF”.

D.  SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We are a public company registered under the Companies Law as Eviation Aircraft Ltd., registration number 52-004362-1.

Pursuant to Article 4.2 of our articles of association, our objective is any purpose stated in the Company’s memorandum of association and to engage in any lawful activity.

On December 11, 2017, our shareholders approved an amendment and restatement of our articles of association.

Set forth below is a summary of certain provisions of our Memorandum of Association (“Memorandum”) and articles of association. This summary is not complete and should be read together with our Memorandum and articles of association, incorporated by reference hereto.

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

Under the Companies Law, an annual meeting of our shareholders should be held once every calendar year, but no later than 15 months from the date of the previous annual meeting. The quorum required under our articles of association for a general meeting of shareholders consists of at least two shareholders present in person or by proxy holding in the aggregate at least 25% of the voting power. According to our articles of association, a meeting adjourned for lack of a quorum generally is adjourned to the following day, at the same time and place or any time and place as the board of directors designates in a notice to the shareholders. At the adjourned meeting, if a legal quorum is not present after 30 minutes from the time specified for the commencement of the adjourned meeting, then the meeting shall take place regardless of the number of members present and in such event, the required quorum shall consist of any number of shareholder's present in person or by proxy.

Most shareholders’ resolutions, including resolutions to:

o	amend our articles of association (except as set forth below);

o	make changes in our capital structure such as a reduction of capital, increase of capital or share split, merger or consolidation;

o	authorize a new class of shares;

o	elect directors, other than external directors; or

o	appoint auditors

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

See “Board Practices” above.

Approval of Specified Related Party Transactions

Transactions Requiring Special Approval

The Companies Law requires that an office holder disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure must be made promptly and in any event, no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by his or her relative.

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

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A shareholder is presumed to have “control” of the company and thus to be a controlling shareholder of the company if the shareholder holds 50% or more of the “means of control” of the company. “Means of control” is defined as (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. For approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders.

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

Limitation on Ownership of Securities

The ownership and voting of our ordinary shares by non-residents of Israel are not restricted in any way by our articles of association or by the laws of the State of Israel, except for shareholders who are subjects of countries, which are enemies of the State of Israel.

Change of Control:

Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shareholder approval is not required if the company that will not survive is controlled by the surviving company. Additionally, the law provides some exceptions to the shareholder approval requirement in the surviving company. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the separate approval of each class is also required, unless determined otherwise by the court. A majority of votes approving the merger shall suffice, unless the company (like ours) was incorporated in Israel prior to the enactment of Israeli Companies Law, in which case a majority of 75% of the voting power is needed in order to approve the merger. Additionally, unless the court determines otherwise, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and provided that 30 days have elapsed since shareholder approval was received and 50 days have elapsed from the time that a proposal for approval of the merger was filed with the Registrar by each merging company.

The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings. This rule does not apply if there is already another holder of 25% or more of the voting power at general meetings. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds 45% of the voting power of the company. An acquisition from a 25% or 45% holder, which turns the purchaser into a 25% or 45% holder respectively, does not require a tender offer. An exception to the tender offer requirement may also apply when the additional voting power is obtained by means of a private placement approved by the general meeting of shareholders.

Under the Israeli Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Israeli Companies Law also provides that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. If such tender offer is accepted and less than 5% of the shares of the company are not tendered, and a majority of the offeree shareholders not having a personal interest accepted the offer, all of the shares will transfer to the ownership of the acquirer. Similarly, all of the shares will transfer to the ownership of the acquirer in the event that less than 2% of the shares of the company are not tendered. The Companies Law provides for appraisal rights if any shareholder files a request in court within six months following the consummation of a full tender offer. However, the acquirer may stipulate in the tender offer that any shareholder tendering his shares will not be entitled to appraisal rights. If ownership in all of the shares is not transferred to the acquirer as described above, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

C. MATERIAL CONTRACTS

All material contracts have been described in detail throughout this form, wherever applicable.

D. EXCHANGE CONTROLS

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

E. TAXATION

The following is a summary of the material Israeli tax consequences, Israeli foreign exchange regulations and certain Israeli government programs affecting the Company.

To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Israeli Tax Considerations

The following is a description of material tax consequences regarding the ownership and disposition of our Ordinary Shares under Israeli tax laws to which our shareholders may be subject. The information below does not apply to specific persons or cover specific situations. Therefore, you are advised to consult your own tax advisor as to particular tax consequences unique to you related to an investment in our Ordinary Shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, we cannot assure you that the views we express herein will accord with any such interpretation in the future.

Tax Consequences Regarding Disposition of Our Ordinary Shares

Israeli law generally imposes a capital gains tax in Israel on capital gain derived from the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on capital gain if derived in Israel.  Capital gain is treated as derived in Israel if the sold assets, including shares in Israeli companies, by non-residents of Israel, are either among others (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation; or (iii) represent, directly or indirectly, rights to assets located in Israel.

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares of an Israeli resident company, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates may not apply to: (i) dealers in securities in Israel, which would be subject to Israeli tax at the rates applicable to their business income (at the corporate tax rate for a corporation (24% in 2017 and 23% in 2018) and the marginal tax rate for an individual of up to 47% in 2017 and in 2018); and (ii) shareholders who acquired their shares prior to an initial public offering (that which may be subject to a different tax arrangement).

As of January 1, 2003, nonresidents of Israel are exempt from capital gains tax in relation to the sale of our shares for so long as (i) the capital gains are not accrued or derived by the nonresident shareholder’s permanent enterprise in Israel; (ii) the shares were not acquired from the seller's relative as defined for Israeli tax purposes and the provisions of Part Five 2 “ of the Israeli Tax Ordinance (Restructuring and Merger) or the provisions of section 70 of the Real Estate Taxation Law did not apply on the shares; or (iii) the shares are not tradable on the Israeli stock exchange on the day of the sale.

However, non-Israeli corporations will not be entitled to the foregoing exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation; or (ii) is the beneficiary of, or is entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Furthermore, the above exemption would not be available to non-Israeli residents dealing in securities in Israel, which would be subject to Israeli tax at the rates applicable to their business income (at the corporate tax rate for a corporation (24% in 2017 and 23% in 2018) and the marginal tax rate for an individual of up to 47% in 2017 and in 2018).

In addition, a sale of our securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.

U.S.-Israel Tax Treaty

Pursuant to the treaty between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, or the “U.S. - Israel Tax Treaty”, the sale, exchange or disposition of Ordinary Shares by a person who (i) holds the Ordinary Shares as a capital asset; (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty; and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty generally will not be subject to Israeli capital gains tax, unless either such resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In the event that the exemption shall not be available, the sale, exchange or disposition of Ordinary Shares would be subject to such Israeli capital gains tax to the extent applicable; however, under the U.S.-Israel Tax Treaty, such residents may be permitted to claim a credit for such taxes against U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Taxes Applicable to Dividends distributed

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which will be withheld at source, unless a different rate is provided in a tax treaty between Israel and the shareholder’s country of residence. However, if the non-resident shareholder is a “Controlling Shareholder” such dividend will be taxed at the rate of 30% unless a different rate is provided in a tax treaty between Israel and the shareholders country of residence.

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our Ordinary Shares who is a U.S. resident (within the meaning of the U.S.-Israel Tax Treaty) is 25%. Furthermore, the maximum rate of withholding tax on dividends, which are paid to a U.S. corporation holding 10% or more of our outstanding voting capital during the part of the tax year that precedes the date of the payment of the dividend and during the whole of its prior tax year, is 12.5%. This reduced rate will not apply if more than 25% of our gross income consists of interest or dividends, other than dividends or interest received from a subsidiary corporation in which 50% or more of the outstanding shares of the voting shares are owned by the Company. In order to obtain such a reduced tax rate, it is necessary to submit an application to the tax-assessing officer.

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares, other than bonus shares (share dividends) or stock dividends, at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” such dividend will be taxed at the rate of 30%. Dividends paid on our Ordinary Shares to Israeli companies are exempt from such tax, except for dividends distributed from income derived outside of Israel, the gross amount of which is generally subject to the 25% tax rate.

Excess Tax

As of January 1, 2013, shareholders who are individuals and are subject to tax in Israel, whether as an Israeli resident or a non-Israeli resident, are also subject to an additional tax on annual taxable income exceeding NIS 640,000 (linked to the Israeli consumer price index) (NIS 640,000 in 2017 and 641,880 in 2018) at a rate of 3%. For this purpose taxable income will include, inter alia, income from capital gains, dividend distributions and interest. These additional tax payments are subject to the provisions of any applicable tax treaty.

General Corporate Tax Structure in Israel

The Israeli corporate tax rate was 26.5%, 25% and 24% in 2015, 2016 and 2017, respectively. Effective January 1, 2018 the corporate tax rate in Israel is 23%.

Foreign Exchange Regulations

Under the Foreign Exchange Regulations an Israeli company may calculate its tax liability in U.S. Dollars under certain conditions. The tax liable income, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31 of each year.

United States Federal Income Tax Considerations

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof and the U.S. - Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively or to differing interpretations. There can be no assurance that the U.S. Internal Revenue Service, or IRS, will not take a different position concerning the tax consequences of the acquisition, ownership or disposition of our ordinary shares or that such a position would not be sustained. This discussion does not address all tax considerations that may be relevant to a U.S. Holder of ordinary shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

●	Broker-dealers;

●	financial institutions or financial services entities;

●	certain insurance companies;

●	investors liable for alternative minimum tax;

●	regulated investment companies, real estate investment trusts, or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt organizations;

●	retirement plans;

●	S corporations:

●	pension funds;

●	certain former citizens or long-term residents of the United States;

●	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

●	persons who hold ordinary shares through partnerships or other pass-through entities;

●	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

●	direct, indirect or constructive owners of investors that actually or constructively own at least 10% of the total combined voting power of our shares or at least 10% of our shares by value; or

●	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns our ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns our ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation.

For purposes of this summary, the term “U.S. Holder” means a person that is eligible for the benefits of the U.S. - Israel Tax Treaty and is a beneficial owner of ordinary shares who is, for U.S. federal income tax purposes:

●	An individual who is a citizen or a resident of the United States;

●
a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●
a trust if the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of the trust.

Unless otherwise indicated, it is assumed for the purposes of this discussion that the Company is not, and will not become, a “passive foreign investment company” for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes when such distribution is actually or constructively received, to the extent such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income at ordinary income rates, unless such dividends constitute “qualified dividend income,” as set forth in more detail below. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our ordinary shares and any amount in excess of your tax basis would be treated as gain from the sale of ordinary shares. See “—Sale, Exchange or Other Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our ordinary shares, may be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the U.S. - Israel Tax Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid with respect to our common stock generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex. You should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder may be subject to tax at the lower long-term capital gain rates (currently, a maximum rate of 20%). Distributions taxable as dividends paid on our ordinary shares should qualify for a reduced rate if we are a “qualified foreign corporation,” as defined in Code section 1(h)(11)(C). We will be a qualified foreign corporation if either: (i) we are entitled to benefits under the U.S. - Israel Tax Treaty or (ii) our ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the U.S. - Israel Tax Treaty.  The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. U.S. Holders of our ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of the PFIC rules below, if you sell or otherwise dispose of our ordinary shares (other than with respect to certain non-recognition transactions), you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our ordinary shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, based on any appreciation or depreciation in the value of NIS against the U.S. dollar, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment of currency exchange gain or loss required of cash basis taxpayers with respect to a sale or disposition of our ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder is required to calculate the value of the proceeds as of the “trade date” and may have a foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of NIS prevailing on the trade date and on the settlement date. Any such currency gain or loss generally would be treated as U.S.- source ordinary income or loss and would be subject to tax in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

We may have been a PFIC for U.S. federal income tax purposes for the 2017 taxable year. If we were a PFIC for any taxable year during which a U.S. Holder owned ordinary shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our ordinary shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. Certain elections (such as a qualified electing fund election) may be available to U.S. Holders and may result in alternative tax treatment. U.S. Holders should consult their tax advisors as to the availability and consequences of these elections with respect to their ordinary shares.

In addition, if we were a PFIC for a taxable year in which we pay a dividend or the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

WE DO NOT INTEND TO PROVIDE THE INFORMATION NECESSARY FOR U.S. HOLDERS TO MAKE QUALIFIED ELECTING FUND ELECTIONS IF WE ARE CLASSIFIED AS A PFIC. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE WHETHER ANY RELEVANT ELECTIONS WOULD BE AVAILABLE AND IF SO, WHAT THE CONSEQUENCES OF THE ALTERNATIVE TREATMENTS WOULD BE IN THEIR PARTICULAR CIRCUMSTANCES.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our ordinary shares.

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) fall within certain exempt categories and demonstrate the fact when required or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that (i) own “specified foreign financial assets” (as defined in Section 6038D of the Code and the regulations thereunder) with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and (ii) are required to file U.S. federal income tax returns generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate, pension, or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. In addition, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed. A U.S. Holder is urged to consult the U.S. Holder’s tax advisor regarding the reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our ordinary shares or holds 10% or more of our ordinary shares by vote or value may be subject to certain additional U.S. information reporting requirements.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm.  We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information.  We post our annual report on Form 20-F on our website (http://www.gilat.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Exchange Act file number for our Securities and Exchange Commission filings is 000-21218.

The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

The documents concerning the Company that are referred to in this annual report may be inspected at the Company’s offices located at: 1 Ha’Ofeh St., Kadima-Tzoran, Israel, 6092000.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, equity prices and foreign currency exchange rates. We do not engage in trading market-risk instruments or purchase hedging or “other than trading” instruments that are likely to expose us to market risk, whether interest rate, commodity price or equity price risk.

Interest Rate Risk

Our cash and cash equivalents consist of cash in bank accounts. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. We do not enter into investments for trading or speculative purposes. The loans under the Loan Agreements are subject to interest of the lower of 3.2% per annum or the minimum rate required by the Israeli tax law (in 2017, 2.56%). Due to the initial measurement of the shareholders loans at fair value with an implied annual interest of 34%, a hypothetical 100 basis point change in interest rates would not have a material effect on the fair value of the shareholders loan or cash balances for the periods presented.

Equity Price Risk

As of December 31, 2017, we did not have any marketable securities that were recorded at fair value. Hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

We are exposed to financial market risk associated with changes in foreign currency exchange rates.

As of December 31, 2017, we had approximately $268,000 of cash and restricted cash in New Israeli Shekels (NIS) and approximately $3,000 of cash in Euro currency.

For the year ended December 31, 2017, the majority of our operating expenses other than payroll are expected to be denominated in U.S. dollars. We therefore have not had material foreign currency risk associated with cost-based activities other than payroll. Therefore, our results of operations are minimally subject to fluctuations from changes in foreign currency rates. We believe the exposure to foreign currency fluctuation from operating expenses is immaterial at this time, as the related costs do not constitute a significant portion of our total expenses. As we grow operations, our exposure to foreign currency risk will likely become more significant. For the years ended December 31, 2016 and 2017, we did not enter into any foreign currency exchange contracts. For our non-U.S dollar expenses a hypothetical 10% weakening in the value of the U.S. Dollar relative to the NIS would have resulted in an increase in operating expenses of approximately $108,000  for the year ended December 31, 2017.

ITEM 12.	Description of Securities Other Than Equity Securities

                Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and that such information is accumulated and communicated to our management to allow timely decisions to be made regarding required disclosure. Our management has evaluated the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) of the Exchange Act) as of December 31, 2017. Based on such review, our management concluded that our disclosure controls and procedures were not effective as of December 31, 2017.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f).

Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management, including the chief executive officer and chief financial officer, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Due to our limited resources and number of employees, there are insufficient personnel to perform certain controls with respect to the company's financial reporting process.

 Based on the results of this evaluation, management concluded that as at December 31, 2017 our internal control over financial reporting was not effective due to the material weakness in internal controls described above.

We are considering retaining the services of additional personnel to perform the required controls and is committed to take the necessary action to implement effective internal controls.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Ms. Orit Stav qualifies as an audit committee financial expert, as defined by the rules of the SEC. In addition, Ms. Orit Stav is independent, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.	Code of Ethics

On May 15, 2017, our Company adopted a code of ethics, which applies to all employees, officers and directors, including our principal executive officer or CEO and our principal financial officer or CFO or other persons performing similar functions. Copies of our code of ethics are available free of charge at our offices upon request.

ITEM 16C.	Principal Accountant Fees and Services

The following table presents fees for professional audit services rendered by Somekh Chaikin for the audit of the Company’s consolidated annual financial statements for the year ended December 31, 2017 and 2016 and for other services rendered as well as for tax return preparation.  As further discussed below in Item 16F, the Board selected Somekh Chaikin as its independent auditor commencing on the year ending December 31, 2016. In 2017 and 2016, other than as stated below, no audit related fees were charged by Somekh Chaikin to the Company.

	2017	2016
	(In thousand)
Audit Fees (1)	$30	$30
Tax Fees (2)	$5	$5

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

Purchases of Equity Securities by the Issuer

None.

Purchases of Equity Securities by an Affiliated Purchaser

The Company (or anyone acting on its behalf) did not purchase any of the Company’s securities in 2017.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

Not applicable.

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

See Pages F-1 through F-25 of this Annual Report.

ITEM 19.	Exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Description
1.1	Memorandum of Association of Registrant (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, filed on September 7, 2011);
1.2	Articles of Association (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 6-K, filed on August 23, 2017);
10.1
License and Service Agreement, dated September 1, 2015, by our controlling shareholder Mr. Tzidon, on behalf of the Subsidiary, with Mr. John McGinnis, on behalf of himself and on behalf of his companies, Synergy Aircraft LLC, and MC Squared Design USA (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 20-F, filed on May 16, 2017);

10.2
Administrative Services Agreement, dated November 30, 2016, by Mr. Tzidon and Mr. Michael Ilan (beneficial owner of Magic Stones), on behalf of the Subsidiary, with Phinergy Ltd., a company controlled by Mr. Tzidon and Mr. Ilan (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 20-F, filed on May 16, 2017);

10.3
Patent Purchase Agreement, dated July 2016, between the Subsidiary and Eye Point Ltd., a company owned by Mr. Dekel Tzidon, transferring all rights under U.S. patent No. 8,314,928 (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 20-F, filed on May 16, 2017);

10.4
Loan and Security Agreement, dated July 17, 2016, between the Company, and Mr. Tzidon and Magic Stones (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 20-F, filed on May 16, 2017);

10.5
Loan and Security Agreement, dated July 17, 2016, between the Subsidiary, and Mr. Tzidon and Magic Stones (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 20-F, filed on May 16, 2017);

10.6
Assignment and Assumption Agreement, dated July 17, 2016, between the Subsidiary, and Mr. Tzidon and Magic Stones (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 20-F, filed on May 16, 2017);

10.7
Service Agreement, dated July 17, 2016, between the Company and the Subsidiary, for providing CEO services by the Subsidiary to the Company (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 20-F, filed on May 16, 2017);

10.8	Employment Agreement, dated July 1, 2016, between the Subsidiary and Omer Bar-Yohay (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 20-F, filed on May 16, 2017);
10.9	The Company’s 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 20-F, filed on May 16, 2017);
10.10
Share Purchase Agreement, dated August 17, 2017, between the Company, A.O. Tzidon (1999) Ltd. and Michael Ilan Management and Investments Ltd. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, filed on August 23, 2017);

10.11
Registration Rights Agreement, dated August 17, 2017, between the Company, A.O. Tzidon (1999) Ltd. and Michael Ilan Management and Investments Ltd. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 6-K, filed on August 23, 2017);

10.12*	Binding Memorandum of Understanding, dated February 18, 2018;
10.13*	Technology Evaluation Agreement, dated December 12, 2017, between the Company and Siemens Aktiengesellschaft;
12.1 *	Certification of principal executive officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended;
12.2 *	Certification required of principal financial officer by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended;
13.1 *	Certification of principal executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002;
13.2 *	Certification of principal financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ;
16B*	Code of Ethics.

* Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EVIATION AIRCRAFT LTD.

By:	/s/ Omer Bar-Yohay
Name:	Omer Bar-Yohay
Title:	Chief Executive Officer

By:	/s/ Liza Ohayon
Name:	Liza Ohayon
Title:	Chief Financial Officer

Date:  April 27, 2018

EVIATION AIRCRAFT LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

EVIATION AIRCRAFT LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Eviation Aircraft Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Eviation Aircraft Ltd. and its subsidiary (hereafter - "the Group") as of December 31, 2017 and 2016, the related consolidated statements of comprehensive loss, changes in equity (deficit) and cash flows for each of the years in the three‑year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin
Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International
We have served as the Company’s auditor since 2016.
Tel Aviv, April 24, 2018

EVIATION AIRCRAFT LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2017	2016
	Note	$ in thousand
Assets

Current assets
Cash and cash equivalents		284	858
Accounts receivable	5	192	35
Total current assets		476	893

Non-current assets
Property and equipment	6	366	305
Long-term restricted bank deposits		72	59
Total non-current assets		438	364

Total assets		914	1,257

Liabilities and equity

Current liabilities
Bank loan	7	144	-
Related parties	8	462	321
Trade payables		81	23
Accounts payable and accruals	9	285	133
Total current liabilities		972	477

Non - Current liabilities
Shareholders loans	10	781	617
Total non-current liabilities		781	617

Equity (deficit)	14
Share capital		64,639	63,597
Capital reserves		3,179	3,064
Accumulated losses		(68,657)	(66,498)
Total Equity (deficit)		(839)	163
Total liabilities and equity (deficit)		914	1,257

/s/ Aviv Tzidon	/s/ Omer Bar Yohay	/s/ Liza Ohayon
Aviv Tzidon Chairman of the Board	Omer Bar Yohay Chief Executive Officer	Liza Ohayon Chief Financial Officer

Approval date of the financial statements: April 24 ,2018.

The accompanying notes are an integral part of the consolidated financial statements.

EVIATION AIRCRAFT LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the year ended December 31,
		2017	2016	2015
	Note	$ in thousand

Research and development expenses, net	16	1,146	1,829	-
Marketing, administrative and general expenses	17	747	341	-
Total expenses		1,893	2,170	-

Operating loss		1,893	2,170	-

Financing expenses	18	235	71	-

Loss before taxes on income		2,128	2,241	-

Taxes on income	12	31	(553)	-
Loss from continuing operations		2,159	1,688	-

Loss from discontinued operation	4	-	-	226
Loss for the year		2,159	1,688	226

Attributable to:
Owners of the Company		2,159	1,688	201
Non-controlling interests		-	-	25

Loss for the year		2,159	1,688	226

Continued operations (in $)
Basic and diluted loss per share	15	0.19	0.20	-

Discontinued operation (in $)
Basic and diluted loss per share	15	-	-	26.43

The accompanying notes are an integral part of the consolidated financial statements.

EVIATION AIRCRAFT LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

	Share capital	Capital reserves	Accumulated losses	Attributable to owners of the Company	Non-controlling interests	Total
	$ in thousand

Balance as of January 1, 2015	63,597	86	(64,609)	(926)	198	(728)
Comprehensive loss for the year	-	-	(201)	(201)	(25)	(226)

Balance as of December 31, 2015	63,597	86	(64,810)	(1,127)	173	(954)

Changes during the year
Capital contribution by shareholders*	-	1,127	-	1,127	(173)	954
Share based payment	-	9	-	9	-	9
Shareholders transaction reserve, net of tax	-	1,842	-	1,842	-	1,842
Comprehensive loss for the year	-	-	(1,688)	(1,688)	-	(1,688)

Balance as of December 31, 2016	63,597	3,064	(66,498)	163	-	163

Changes during the year
Issuance of share capital and warrants	1,042	-	-	1,042	-	1,042
Share based payment	-	14	-	14	-	14
Shareholders transaction reserve, net of tax	-	101	-	101	-	101
Comprehensive loss for the year	-	-	(2,159)	(2,159)	-	(2,159)

Balance as of December 31, 2017	64,639	3,179	(68,657)	(839)	-	(839)

*See note 4.
The accompanying notes are an integral part of the consolidated financial statements.

EVIATION AIRCRAFT LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended on December 31,
		2017	2016	2015
	Note	$ in thousand
Cash flows from operating activity
Loss for the year		(2,159)	(1,688)	-
Adjustments for:
Income tax		31	(553)	-
Depreciation		141	31	-
Financial expense, net		232	69	-
Share-based payments		14	9	-
		418	(444)	-

Increase in accounts receivable		(157)	(35)	-
Increase in trade payables		58	23	-
Increase in accounts payable and accruals		72	98	-
Increase in related parties balance		141	321	-
		114	407	-
Net cash used in operating activity		(1,627)	(1,725)	-

Cash flows from investment activity
Increase in restricted bank deposit		(7)	(59)	-
Investment in property and equipment		(202)	(336)	-
Net cash used in investment activity		(209)	(395)	-

Cash flows from financing activity
Issuance of share capital and warrants		1,042	-	-
Proceeds from capital contribution and shareholders' loans		639	2,965	-
Repayment of shareholders' loans		(553)	-	-
Proceed from bank's loan		144	-	-
Net cash provided by financing activity		1,272	2,965	-

Cash flows above include cash flows in respect of discontinued operation as follows:	4
Net cash used operating activity		-	-	(116)
Net cash provided by investment activity		-	-	104
Net cash flows used in discontinued operation		-	-	(12)

Exchange differences on balances of cash and cash equivalents		(10)	13	-
(Decrease)/increase in cash and cash equivalents		(574)	858	(12)
Balance of cash and cash equivalents at the start of the year		858	-	12
Balance of cash and cash equivalents at end of the year		284	858	-

Non-cash transaction: Contribution by shareholders – See note 4.

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

On May 15, 2016, the Company established a new, wholly-owned Israeli subsidiary company under the name “Eviation Tech Ltd.” (the “Subsidiary”) for the purpose of developing and commercializing electric propulsion aviation, the Company's new business focus (the “Aviation Business”).

As of December 31, 2017, the Company had cash and cash equivalent balance of $284 thousand and deficit in equity of $839 thousand. On July 17, 2016, the Group entered into loan and security agreements with certain shareholders for a total amount of $5 million. As of the date of these financial statements, the Group received approximately $3.6 million of the loans and the Group has under these agreements an additional $1.4 million in unutilized credit availability.  On February 18, 2018 the Company entered into a binding memorandum of understanding (the “MOU”) with a new investor in respect of investment of up to $12 million. The investor had paid an amount of $0.5 million on January 11, 2018 and an additional amount of $1.5 million on March 30, 2018 on account of the investment. See also note 19. The Company's management believes that its available cash resources, including the shareholder credit facilities, the amount received in advance from the new investor and remaining budget approved in the program from the OCS toward the design and development of the aircraft (see note 13(a)(2)), are sufficient to meet its operating requirements for at least 12 months from the reporting period. Management has the ability to reduce its expenses if needed, so it can continue to meet its liabilities.

NOTE   2 -   BASIS OF PREPERATION

a.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). The consolidated financial statements were authorized for issue by the Company Board of Directors on April 24, 2018.

b.	Functional currency:

(1)	Functional currency

The currency of the main economic environment in which the Group operates is the US dollar (the "functional currency").

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 -   BASIS OF PREPERATION (continued):

(2)
Translation of transactions that are not in the functional currency

In the preparation of the financial statements, transactions carried out in currencies other than the Company's functional currency (the "foreign currency") are recorded at the exchange rates in effect on the dates of the transaction.

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

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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

Determination of fair value

Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in note 10 on shareholders loans and note 14d on share based compensation.
When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

•          Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
•          Level 3: inputs that are not based on observable market data (unobservable inputs).

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   2 -   BASIS OF PREPERATION (continued):

e.	Risk management policy

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

NOTE   3 -   SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of consolidation

(1)	General

The consolidated financial statements incorporate the financial statements of the Company and an entity controlled by the Company (its subsidiary).
Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns. Substantive rights held by the Group and others are taken into account when assessing control.

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

Transactions with non-controlling interests while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in non-controlling interests is included in the owners’ share in equity of the Company directly in retained earnings.

(2)	Non-controlling interest

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   3 -   SIGNIFICANT ACCOUNTING POLICIES (continued):

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional components such as: the equity component of convertible debentures of subsidiaries, share-based payments that will be settled with equity instruments of subsidiaries and share options of subsidiaries.

b.	Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of investment.

c.	Property and equipment:

Property and equipment are measured at cost, including directly attributable costs, less accumulated depreciation.

Depreciation is a systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount is the cost of the asset, or other amount substituted for cost, less its residual value.

The cost of replacing part of a fixed asset item and other subsequent expenses are capitalized if it is probable that the future economic benefits associated with them will flow to the Group and their cost can be measured reliably. The carrying amount of the replaced part of a fixed asset item is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

Depreciation is calculated at annual rates as follows:

%

Equipment, computers and systems	33
Leasehold improvements	The shorter of the lease term and the useful life
Lab Equipment	20
Office furniture	20

d.	Long term restricted deposits

Long-term restricted deposits are deposits which are expected to be restricted for more than a year, as of the date of the statement of financial position.

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

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   3 -   SIGNIFICANT ACCOUNTING POLICIES (continued):

(2)
Other financial liabilities

Other financial liabilities (credit, loans and accounts payable) are initially measured at fair value, net of transaction costs. Subsequent to the initial recognition loans are measured at amortized cost using the effective interest method.  The value of these financial liabilities is not materially different than their fair value other than the loans received from certain of the Company’s Shareholders. These loans were initially recorded at fair value and the remaining amount of cash received was classified as an equity instrument reflecting the favorable terms of these loans. Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or cancelled.

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

In view of losses for tax purposes accrued by the Company and given the fact that as of the reporting date there was no certainty as to the realization of these losses in the foreseeable future, the Company recognized deferred tax asset in respect of carry-forward losses only to the extent of deferred tax liability, see note 12.

EVIATION AIRCRAFT LTD.

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

Short-term employee benefits include wages, vacation days, sick leave, recreation and deposits with the National Insurance Institute of Israel, which are paid within approximately one year of the period in which the employee provides the related service. These benefits are recognized as an expense upon the provision of services.

k.	Research and development expenditures

Research expenditures are recognized in the consolidated statements of comprehensive loss when incurred.

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
Research expenditures are recognized in the consolidated statements of comprehensive loss when incurred.

As the Company does not meet the criteria aforementioned, development expenditures are recognized in the consolidated statements of comprehensive loss when incurred
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

Grants from the OCS in respect of research and development projects are accounted for as forgivable loans according to IAS 20. Grants received from the OCS are recognized as a liability according to their fair value on the date of their receipt, unless on that date it is reasonably certain that the amount received will not be refunded. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. The difference between the amount received and the fair value on the date of receiving the grant is recognized as a deduction of research and development expenses.

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   3 -   SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Loss per share

The Company presents basic and diluted loss per share data for its ordinary shares. Basic loss per share is calculated by dividing the loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees and others (See note 15).

n.	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale or distribution, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. When an operation is classified as a discontinued operation, the comparative income statement is restated as if the operation had been discontinued from the start of the earliest comparative period.

o.	Transactions with controlling shareholder

Assets and liabilities included in a transaction with a controlling shareholder are measured at fair value on the date of the transaction. As the transaction is on the equity level, the Company includes the difference between the fair value and the consideration from the transaction in its equity.

p.	Exchange rates and linkage basis:

(1)	Balances in or linked to foreign currency are presented according to the representative exchange rate published by the Bank of Israel at the balance sheet date.

(2)	Balances linked to the CPI are presented according to the CPI for the last month of the reporting period.

(3)	Data in respect of changes in the CPI and the dollar's exchange rate are as presented as follows:

	The dollar	CPI in Israel
	Exchange rate	Actual CPI	Known CPI
	(NIS to 1 $)	Points	Points
Date of the financial statements
As of December 31, 2017	3.467	113.05	112.93
As of December 31, 2016	3.845	112.6	112.6

Rate of change	Change in %
For the year ended December 31, 2017	(9.83)	0.40	0.30
For the year ended December 31, 2016	(1.46)	(0.20)	(0.30)
For the year ended December 31, 2015	0.33	(1.0)	(1.1)

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE   3 -   SIGNIFICANT ACCOUNTING POLICIES (continued):

q. New standards and interpretations not yet adopted:

Standard/interpretation/ amendment	The requirements of the publication	Effective date and transitional provisions	Expected effects
IFRS 9(2014),Financial Instruments
IFRS 9 (2014) replaces the current guidance in IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 (2014) includes revised guidance on the classification and measurement of financial instruments, a new ‘expected credit loss’ model for calculating impairment for most financial assets, and new guidance and requirements with respect to hedge accounting.

		IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted.	The Group is still examining the effects of applying IFRS 9 (2014) on the financial statements.

IFRS 16, Leases
IFRS 16 replaces IAS 17, Leases and its  related interpretations. For lessees, the standard presents a unified model for the accounting treatment of most  leases according to which the lessee has to recognize an asset and liability in respect of the lease in its financial statements.
		IFRS 16 is applicable for annual periods as of January 1, 2019, with the possibility of early adoption, so long as the company has also early adopted IFRS 15, Revenue from Contracts with Customers.	The Group is still examining the effects of applying IFRS 16, on the financial statements.

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

On April 2, 2015, following a creditor petition to the Tel-Aviv District Court due to the financial and business condition of the Company, the Court appointed a temporary liquidator for the Company and its subsidiary.

EVIATION AIRCRAFT LTD.

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

NOTE 5 –     ACCOUNTS RECEIVABLE:

	As of December 31,
	2 0 1 7	2 0 1 6
	$ in thousand

Government institutions	180	28
Prepaid expenses	12	7
	192	35

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – PROPERTY AND EQUIPMENT:

	Equipment, computers and systems	Leasehold improvements	Lab equipment	Office furniture	Total
	$ in thousand
Cost
Balance as at January 1, 2016	-	-	-	-	-
Additions	295	36	4	1	336
Balance as at December 31, 2016	295	36	4	1	336
Additions	147	53	-	2	202
Balance as at December 31, 2017	442	89	4	3	538

Depreciation
Balance as at January 1, 2016	-	-	-	-	-
Depreciation for the year	(30)	(1)	-	-	(31)
Balance as at December 31, 2016	(30)	(1)	-	-	(31)
Depreciation for the year	(132)	(8)	(1)	-	(141)
Balance as at December 31, 2017	(162)	(9)	(1)	-	(172)

Carrying amounts
At December 31, 2016	265	35	4	1	305
At December 31, 2017	280	80	3	3	366

NOTE 7 –    BANK LOAN:

On December 21, 2017 the Company received a loan in the amount of NIS 500 thousand ($144 thousand) for a period of 3 months which was extended on a weekly basis until repaid on April 16, 2018. The loan bears annual interest of 5.4% and is secured by a private guarantee from Mr. Aviv Tzidon and the Company's CEO.

NOTE 8 –    RELATED PARTIES TRANSACTIONS:

a.
On November 30, 2015, Mr. Aviv Tzidon (hereinafter "Mr. Tzidon") and Mr. Michael Ilan (beneficial owner of Magic Stones-Gemstone Import and marketing Ltd. (hereinafter "Magic Stones") entered on behalf of the Subsidiary in formation into an Administrative Services Agreement with Phinergy Ltd., a company also controlled by Mr. Tzidon and Mr. Ilan – the “ASA”.

Pursuant to the ASA, Phinergy provides the Subsidiary with: (i) administrative and general services, including secretarial and management services; (ii) human resource services; (iii) accounting and bookkeeping services; and (iv) office space and office services, including telephone, fax and data communications and cleaning services, see note 13a(1) (the services described in (i) through (iv), collectively – the “Services”). In consideration for these Services, the Subsidiary is required to pay a monthly fee, calculated on the basis of the actual cost to Phinergy of providing the Services, derived as a percentage of the global costs paid for Phinergy for receiving such services for itself and the Subsidiary together.

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –    RELATED PARTIES TRANSACTIONS (continued):

The amount recorded in 2017 in respect of the Service was approximately $136 thousand (2016 - $711 thousand).

The balance of related parties transactions as of December 31, 2017 represent the unpaid balance under the ASA, which was paid to Phinergy on April 17, 2018.

b.
On July 17, 2016, the Company's Board of Directors (the “Board”) approved the acquisition, assumption and acceptance by the Subsidiary of all of the assets acquired and obligations created by Mr. Tzidon and Magic Stones on behalf of the Subsidiary, and the transfer to the Subsidiary of all of the contracts, licenses, material goods, intellectual property and expertise that had been acquired by the two shareholders for and on behalf of the Subsidiary prior to such date.

The transfer to the Subsidiary of all of aforesaid assets was made at their deemed acquisition cost of approximately $1.4 million representing an arm's length price, pursuant to an Assignment and Assumption Agreement between each of the shareholders and the Subsidiary.

The transfer of the assets and liabilities was deemed borrowed by the Subsidiary under the loan and security agreement (see note 10).  The payment of $1.4 million includes certain expenses and in addition partial payments made in respect of the following assigned contracts:

•
On September 1, 2015, Mr. Tzidon entered on behalf of the Subsidiary into a license and service agreement with Mr. John McGinnis, on behalf of himself and on behalf of his companies (collectively, “McGinnis”), for a worldwide exclusive license to a patent and know-how necessary for the completion and utilization of a flying electric Double Boxtail aircraft for use solely in the field of electric powered aircraft.  The license will automatically become non-exclusive after three years from the termination of the agreement.  As of December 31, 2016 , the Subsidiary paid US $700 thousand for the development and production of scaled demonstrators and additional development and production services relating to a full scale electric synergy prime aircraft.

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

•
On February 5, 2016, the Subsidiary (as an entity that was then in formation) entered into a “Memorandum of Understandings” with Laminar Research LLC (the “Laminar MOU”) for the development of an air traffic control algorithm and its implementation on subscale aircraft models.  The Laminar MOU comprises several steps of development by Laminar, for a total payment by the Subsidiary of $180,000.

The Subsidiary receives an irrevocable, royalty-free license for a limited number of copies of the finished software products. As of December 31, 2016, out of the $180,000 the Company paid $135,000 and the remaining $45,000 is pending completion of stage 4 as defined in the agreement to the satisfaction of the Company.

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 –    RELATED PARTIES TRANSACTIONS (continued):

c.
In July 2016, the Subsidiary acquired from Eye Point Ltd., a company owned by one of the Company's shareholders, Mr. Dekel Tzidon, all rights under US patent No. 8,314,928 (the “Eye Point Patent”) for a total amount of $38,000. The Eye Point Patent will expire on November 12, 2026. This patent allowed the Company to develop conceptual design of an auto-landing system.

NOTE 9 –    ACCOUNTS PAYABLE AND ACCRUALS:

Composed as follows:

	As of December 31,
	2 0 1 7	2 0 1 6
	$ in thousand

Employees and institutions in respect of payroll (*)	111	75
Accrued Interest	116	35
Accrued expenses	58	23
	285	133
(*) See also note 11.

NOTE 10  –  SHAREHOLDERS LOANS:

On July 17, 2016, the Company entered a loan and security agreement with two of its shareholders Mr. Tzidon and Magic Stones  pursuant to which they loaned a total of $500 thousand to the Company for a period of seven years.

As security for such loan, the Company granted to Mr. Tzidon and Magic Stones a specific lien and security interest on all of the shares of the Subsidiary held by the Company. The proceeds of the loan are to be used for funding the on-going operations of the Company.

Additionally, on the same date, the Subsidiary entered a loan and security agreement with the same shareholders pursuant to which they granted the Subsidiary a credit facility of up to $4.5 million for a period of seven years from the date of the agreement. As security for amounts owing under the credit facility, the Subsidiary granted to these shareholders a floating lien and charge on all of the assets of the Subsidiary, and a specific charge on all of the intellectual property rights owned or hereafter acquired by the Subsidiary.

Both loans accrue interest at an annual interest rate equal to the lower of 3.2% per annum, and the minimum rate required by the Israeli tax law to avoid the imputing of tax (2017 and 2016 -2.56%). Accrued interest is payable annually.

As of December 31, 2017, the Company and the Subsidiary received $500 thousand and approximately $3.1 million, respectively, and the accrued interest amount on both loans is approximately $116 thousand. On August 24, 2017, following the investment made in the Company, see note 14c., the Subsidiary repaid an amount of approximately $553 thousand.

The fair value of the shareholders loans was initially measured in the amount of $570 thousand and classified under category Level III. An amount of $1,842 thousand (net of $553 thousand of taxes) was initially attributed as shareholders equity in respect of the favorable interest rate provided to the Company by its shareholders. The deferred tax liability created with respect of the loan was offset against a deferred tax asset created with respect of the Group’s carried forward losses.

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 10  –  SHAREHOLDERS LOANS (continued):

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

Subsequent measurement of the fair value of the shareholders loan as of December 31,2017 was $757 thousand (2016 - $602 thousand). The balance of amount attributed as shareholders equity as of December 31, 2017 and 2016 was $1,943 thousand and $1,842 thousand  (net of $522 thousand and $553 thousand of taxes), respectively.

NOTE 11 –   POST- EMPLOYMENT BENEFITS:

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

The Group applies Section 14 of the Israeli Severance Pay Act of, 1963, to its employees pursuant to which it is exempt from any severance pay liability, subject to it making certain monthly contributions to employees' pension plans. The Group will not have a legal or constructive obligation to make additional payments if the plan does not have sufficient assets to pay the entire employee benefits relating to the employee's service during the current period and in previous periods.

NOTE 12 –   INCOME TAX:

a.	Taxable income of Israeli companies is subject to tax at the rate of 26.5% in 2015, 25% in 2016 and 24% in 2017.

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

Current taxes for the reported periods are calculated according to the tax rates presented above.

b.	The Company received final tax assessments (including assessments considered as final) through the tax year 2012

c.
As at December 31, 2017, the Company has carried forward tax losses in the amount of approximately NIS 119 million (approximately $34 million). Its Subsidiary has carried forwards losses in the amount of NIS 13.8 million (approximately $4 million).

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 –   INCOME TAX (continued):

d.	Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of carried forward tax losses in the amount of $36,037 thousand as of December 31,2017 (2016-$30,673 thousand) except for deferred tax asset which recognized up to the deferred tax liability amount recorded in respect of the shareholders loan, see note 10.

Deferred tax assets have not been recognized in respect of tax losses since it is not probable that future taxable profit will be available against which the Group can utilize the benefits. The tax losses do not expire under current tax legislation in Israel.

e.	Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal. See note 10 regarding the deferred taxes.

f.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	Year ended December 31
	2017	2016
	$ in thousand
Loss before taxes on income	2,128	2,241

Primary tax rate of the Company	24%	25%

Tax calculated according to the Company’s primary tax rate	(511)	(560)

Additional tax (tax saving) in respect of:
Non-deductible expenses	11	4
Current year tax losses and benefits for which deferred
taxes were not created	531	52
Creation of deferred taxes for tax losses and benefits from
previous years for which deferred taxes were not created in
the past	-	(49)

Income tax expenses (income) from continuing operations	31	(553)

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – COMMITMENTS AND CONTIGENT LIABILITIES:

Commitments:

(1)
Lease agreements

The Company sub leased office space from a related party. The lease period commenced on December 1, 2015 for two months with 6 option periods of 12 months each that will be exercised automatically unless the Company will provide a 90 days early termination notice before the end of each year lease period. The minimum rent payment recognized as an expense in the year ended on December 31, 2017 was $36 thousand (2016 - $46 thousand). Minimum rentals payable under non-cancellable lease agreement as of December 31, 2017, amount of approximately $37 thousand (2016 - $33 thousand).

On January 9, 2017, the Company signed an additional lease agreement with another related party who is the owner of the same building in which the Company sub leased the office in 2015 for additional office space and parking spots. The lease period commenced on January 1, 2017 for one year with an option to extend the lease period for up to additional 6 years. The contract is renewed automatically unless the Company provide a 90 days early termination notice before the end of each year lease period. The minimum rent payment recognized as an expense in the year ended on December 31, 2017 was $19 thousand (2016 - 0). Minimum rentals payable under non- cancellable lease agreement as of December 31, 2017, amount to approximately $22 thousand (2016 - 0).

(2)
OCS

On December 18, 2016, the Subsidiary signed a Support and Investment Agreement with the Office of the Chief Scientist of the Ministry of National Infrastructures, Energy, Water and Resources of Israel (the “OCS”) under the pilot and demonstration project.  Under the agreement, the Company will develop a passenger's electric aircraft. The plan will be performed during 24 months commencing on January 1, 2017. The Subsidiary is entitled to receive up to 50% of the actual costs and up to NIS 3 million (approximately $ 865 thousand). As a security, the Subsidiary provided a bank guarantee in the amount of NIS 225 thousand that will be effective until 3 months after the end of the project. The Subsidiary has recorded a lien on a bank deposit in the same amount in favor of the bank providing the guarantee.

According to the agreement, the Subsidiary will be required to pay royalties in an amount of 5% on sales of products and services derived from a technology developed using these grants until repayment of the entire CPI-linked grant plus interest at a rate determined by the general accountant at the Israeli Ministry of Finance.

As of December 31, 2017, the Subsidiary received approximately NIS 1.3 million (approximately $ 377 thousand) in respect of actual costs incurred by it. An additional amount of approximately NIS 413 thousand (approximately $118 thousand) was received until the date of this report.

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 -   SHAREHOLDERS' EQUITY:

a.	As discussed in Note 4, on February 2, 2016, the Company:

(1)	canceled the nominal value of the Company’s shares, such that the Company’s shares will not have any nominal value,
(2)	converted 71,923,175 non-tradable options to purchase ordinary share of the Company into 71,923,175 ordinary shares of the Company,
(3)
conducted a reverse split of the Company’s shares at a ratio of 30,465:1 (i.e., for each 30,465 shares of the Company, the shareholders of the Company will receive one (1) share), which reverse split became effective on February 25, 2016; and

(4)           increased the share capital of the Company to 700,000,000 ordinary shares with no par value.

b.	The authorized ordinary shares of the Company as of December 31, 2017 and 2016 was 700,000,000 shares.

The issued and outstanding ordinary shares of the Company as of December 31, 2017 and 2016 was 10,694,820 and 10,000,000 shares, respectively.

The holders of ordinary shares are entitled to receive dividends and are entitled to one vote per share at general meetings of the Company.

c.
On August 17, 2017, the Company signed a share purchase agreement with A.O.Tzidon Ltd. and Michael Ilan Management and Investment Ltd. (the “Investors”). According to the agreement the Company shall issue to the Investors ordinary shares at a price per share of $1.5 for an aggregate purchase price of $1 million. In addition, at any time prior to May 31, 2018, each of the Investors may purchase additional ordinary shares at the same price per share and up to an aggregate amount of $2.5 million.

On August 24, 2017, each of the Investors purchased 347,410 ordinary shares.

d.	Share-based compensation

All options granted under the Company’s previous stock option plan of 2011 were transferred to the temporary liquidator as part of the liquidation. In February 2016, the options were canceled as part of the sale of the Company to the new shareholders as described in note 4 above.

On July 17, 2016, the Board of Directors approved the adoption of the "2016 Equity Incentive Plan" (the “Incentive Plan”) and approved to reserve 1,000,000 ordinary shares (no par value) for issuance to employees, officers, directors, consultants and certain other service providers of the Company and the Company's affiliates.

On October 15, 2016, the Company granted options to purchase 37,500 ordinary shares of the Company to each of the Company's then directors (262,500 options in total) at an exercise price of $1.00 per share.

On December 11, 2017, the Company's shareholders approved the grant of  options to purchase 37,500 ordinary shares of the Company to one of the Company's directors at an exercise price of $1.00 per share.

All granted options have contractual life of 10 years and shall vest in four annual installments from the vesting commencement date as follows: 10,000 options on each of the first, second and third anniversaries of the vesting commencement date ,7,500 on the fourth anniversary of the vesting commencement date, so that four (4) years following the vesting commencement date, all options will be fully vested and exercisable, subject to the option holder’s continuing to be a director of the Company or any affiliate thereof through such dates.

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 -   SHAREHOLDERS' EQUITY (continued):

Notwithstanding the above, the vesting of the options may accelerate so that all shares subject to the option will be fully vested and exercisable immediately prior to the occurrence of any of the following corporate transactions: (i) A merger, acquisition, reorganization or consolidation in which the Company is not the surviving entity; (ii) The sale, transfer, exchange or other disposition of all or substantially all of the shares or assets of the Company.

The fair value of employee share options is measured using the Black-Scholes (B&S model) formula. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility for companies in similar stage of development, expected dividends, and the risk-free interest rate (based on US dollar government debentures). Service and non-market performance conditions are not taken into account in determining fair value.

The following table lists the inputs to the B&S model used for the fair value measurement of equity-settled share options granted for the above plan:

	Year ended December 31,
	2017	2016

Share price	$0.82	$0.24
Dividend yield (%)	0	0
Expected volatility of the share prices (%)	100%	100%
Risk-free interest rate (%)	1.4%-2.8%	1.36%-1.58%
Expected life of share options (years)	5.5-7	5.5-7

The following table lists the number of share options, the weighted average exercise prices of share options and movement in option plans during the current year:

	Year ended December 31, 2017			Year ended December 31, 2016
	Number of options	Weighted average exercise price (USD)	Weighted- average remaining contractual term (in years)	Number of options	Weighted average exercise price (USD)	Weighted- average remaining contractual term (in years)

Outstanding at the beginning of the year	262,500	1.00	9.8	-	-	-
Granted	37,500	1.00	-	262,500	1.00	-
Forfeited and expired	(37,500)	1.00	-	-	-	-

Outstanding at the end of the year	262,500	1.00	9.0	262,500	1	9.8

Exercisable at the end of the year	60,000	1.00	8.8	-	-	-

The Company recorded amount of approximately $14 thousand as share based payment compensation expenses in 2017 ( 2016 - $9 thousand).

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 –  LOSS PER ORDINARY SHARE:

The following table summarizes information related to the computation of basic and diluted loss per ordinary share for the years indicated:

	Year ended December 31,
	2017	2016	2015
	$ in thousand
Loss attributable to ordinary shares	2,159	1,688	201

	Shares
Weighted average number of ordinary shares used in
basic and diluted loss per ordinary share calculation	11,505,260	8,494,658	7,605

	$
Continued operations (in $)
Basic and diluted loss per ordinary share	0.19	0.20	-
Discontinued operation (in $)
Basic and diluted loss per ordinary share	-	-	26.43

In the year ended December 31, 2017 and December 31, 2016, all stock options and warrants were excluded from the calculation of diluted net loss per share attributable to ordinary shares because their effect would have been anti-dilutive for the period.

NOTE 16 – RESEARCH AND DEVELOPMENT EXPENSES, NET:

	Year ended December 31,
	2017	2016
	in thousand $

Payroll	741	505
Materials and subcontractors	630	1,224
Rent and office maintenance	67	46
Depreciation	141	31
Other	62	23
	1,641	1,829
Less – OCS grants	(495)	-
	1,146	1,829

EVIATION AIRCRAFT LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 –  MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES:

	Year ended December 31,
	2017	2016
	$ in thousand

Payroll	43	9
Professional fees	324	244
Travels	93	33
Director fees*	37	22
Insurance	14	22
Other	236	11
	747	341

*Including share based compensation expenses.

NOTE 18 –  FINANCIAL EXPENSES:

Financial expenses consists of:

	Year ended December 31,
	2017	2016
	$ in thousand

Interest on shareholders loans	229	82
Exchange rate expenses (income), net	3	(13)
Bank fees	3	2
Financial expenses	235	71

NOTE 19 –  SUBSEQUENT EVENT:

In February 2018 the Company entered into a binding memorandum of understanding (the “MOU”) with a new investor in respect of an investment of up to $12 million at a price per Ordinary Share of $1.50, to be paid in up to three installments.

The MOU includes certain principles, including that the investor shall be entitled to receive a warrant for the purchase of up to 3,000,000 Ordinary Shares of the Company for no additional consideration, exercisable solely upon the investor having timely paid the Company the entire investment amount.

On January 11, 2018 and March 30, 2018, the Company received an amount of $0.5 million and $1.5 million, respectively, as an advance on account of the investment from the new investor. As of the date of these financial statements, the parties are still negotiating a definitive agreement.

In case the Company and the investor will not reach a definitive agreement, the Company shall pay the amounts received as an advance on account of the investment to the investor promptly upon the Company closing an equity investment in the Company of at least $2 million.